Form 20-F
period 1998-12-31
DESC S A DE C V
filed 1999-07-01
CIK 925259

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                          OF THE SECURITIES ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998
                         COMMISSION FILE NUMBER 1-13196

                               DESC, S.A. DE C.V.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                 NOT APPLICABLE
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                              UNITED MEXICAN STATES
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                          PASEO DE LOS TAMARINDOS 400-B
                              BOSQUES DE LAS LOMAS
                           05120 MEXICO, D.F., MEXICO
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

       SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b)
                                  OF THE ACT.

                                                         NAME OF EACH EXCHANGE
             TITLE OF EACH CLASS                          ON WHICH REGISTERED
             -------------------                          -------------------

American Depositary Shares, each representing
     Twenty Series C Shares of the Registrant           New York Stock Exchange
Series C Shares, without expression of par value,
     of the Registrant*                                 New York Stock Exchange

       SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g)
                                  OF THE ACT.

                                      None

        SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO
                           SECTION 15(d) OF THE ACT.

              Dine, S.A. de C.V.'s 8 3/4% Guaranteed Notes due 2007

       Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                    Series A Common Stock: 620,400,900 shares
                    Series B Common Stock: 554,096,760 shares
                    Series C Common Stock: 317,865,765 shares

                            (As of December 31, 1998)

       Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

       Yes  X    No

       Indicate by check mark which financial statement item the registrant has elected to follow.

       Item 17   Item 18  X

* Not for trading, but only in connection with the registration of American Depositary Shares.

                                TABLE OF CONTENTS

                                                                                              Page
                                                                                              ----
PART I
         Item 1.    Description of Business.....................................................6
         Item 2.    Description of Property....................................................30
         Item 3.    Legal Proceedings..........................................................30
         Item 4.    Control of Registrant......................................................30
         Item 5.    Nature of Trading Market...................................................31
         Item 6.    Exchange Rates and Other Limitations Affecting
                    Security Holders...........................................................33
         Item 7.    Taxation...................................................................35
         Item 8.    Selected Financial Data....................................................39
         Item 9.    Management's Discussion and Analysis of Financial
                    Condition and Results of Operations........................................46
         Item 9A.   Quantitative and Qualitative Disclosures
                    About Market Risk..........................................................66
         Item 10.   Directors and Officers of Registrant.......................................68
         Item 11.   Compensation of Directors and Officers.....................................71
         Item 12.   Options to Purchase Securities from Registrant or
                    Subsidiaries...............................................................72
         Item 13.   Interest of Management in Certain Transactions.............................72

PART II
         Item 14.   Description of Securities to be Registered.................................73

PART III
         Item 15.   Defaults Upon Senior Securities............................................73
         Item 16.   Changes in Securities and Changes in Security for
                    Registered Securities......................................................73

PART IV
         Item 17.   Financial Statements........................................................*
         Item 18.   Financial Statements.......................................................73
         Item 19.   Financial Statements and Exhibits..........................................73

*      The Registrant has responded to Item 18 in lieu of this Item.

       Desc, S.A. de C.V. was organized under the laws of Mexico in 1973 under the name "Desc, Sociedad de Fomento Industrial, S.A. de C.V." On April 28, 1994, we changed our name to "Desc, S.A. de C.V." Our executive offices are located at Paseo de los Tamarindos 400-B, Bosques de las Lomas, 05120 Mexico, D.F., Mexico, and our telephone number at that address is (525) 261-8000.

                           PRESENTATION OF INFORMATION

                   In this annual report:

       - "Agrobios" means Agrobios, S.A. de C.V., a wholly-owned subsidiary of Desc engaged in the food business;

       - "Dine" means Dine, S.A. de C.V., a wholly-owned subsidiary of Desc engaged in the real estate business;

       - "Dollars" and "$" refer to the currency of the United States of America;

       - "Financial Statements" means Desc's audited consolidated financial statements for the years ended December 31, 1998, 1997 and 1996;

       - "GAAP" means generally accepted accounting principles in the indicated country;

       - "Girsa" means Girsa, S.A. de C.V., a wholly-owned subsidiary of Desc engaged in the petrochemicals and diversified products businesses;

       -      "Mexico" means the United Mexican States;

       -      "Mexican Government" means the Mexican federal government;

       - "NCPI" means the Mexican National Consumers Price Index, a measure of inflation in Mexico;

       - "Noon Buying Rate" means the noon buying rate in New York City for cable transfers in Pesos as certified for customs purposes by the U.S. Federal Reserve Bank, expressed in Pesos per $1.00;

       - "Pesos" and "Ps." refer to the currency of Mexico. Except as otherwise indicated, all Peso amounts reflect thousands of Pesos;

       -      "SEC" means the U.S. Securities and Exchange Commission;

       - "Unik" means Unik, S.A. de C.V., a wholly-owned subsidiary of Desc engaged in the automotive parts business; and

       - "we," "our," "us" and similar terms, as well as "Desc," mean Desc, S.A. de C.V. and its consolidated subsidiaries, unless the context indicates otherwise.

       Our fiscal year ends on December 31 of each year, and references to "fiscal year" reflect a 52-week period.

       Our consolidated financial statements are expressed in Pesos and prepared in accordance with Mexican GAAP, which differ from U.S. GAAP in significant respects, in particular by requiring Mexican companies to recognize effects of inflation. Please see notes 16, 17 and 18 to our financial statements for a discussion of the principal differences between Mexican GAAP and U.S. GAAP as they relate to Desc.

       The Mexican Institute of Public Accountants has issued Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information", as amended, and Bulletin B-12, "Statement of Changes in Financial Position". These bulletins outline the inflation accounting methodology mandatory for all Mexican companies reporting under Mexican GAAP. Mexican GAAP provide for the recognition of effects of inflation by restating nonmonetary assets and liabilities using the NCPI, restating the components of stockholders' equity using the NCPI and recording gains or losses in purchasing power due to the holding of monetary liabilities or assets. Mexican GAAP also require that all financial information be presented in constant Pesos, having the same purchasing power for each period indicated taking into account inflation, as of the date of the most recent balance sheet presented. The effect of these inflation accounting principles has not been reversed in the reconciliation to U.S. GAAP. The annual rates of inflation in Mexico, as measured by changes in the NCPI, were 7.1% in 1994, 52.0% in 1995, 27.7% in 1996, 15.7% in 1997 and 18.6% in 1998.

       In this annual report, all financial data presented in Pesos for all periods in the Financial Statements, unless otherwise indicated, have been restated in constant Pesos as of December 31, 1998. Dollar amounts, unless otherwise indicated, are stated on a nominal, that is, noninflation adjusted, basis, except for convenience translations of Peso amounts.

       Solely for your convenience, this annual report contains translations of Peso amounts into Dollars. We have used an exchange rate of Ps.9.9395 per Dollar for these translations, which is the exchange rate quoted by Banco de Mexico on December 31, 1998. The Noon Buying Rate was Ps. 9.90 per $1.00 on December 31, 1998. Translations contained in this annual report do not constitute representations that the stated Peso amounts actually represent Dollar amounts or vice versa, or that amounts could be or could have been converted into Dollars or Pesos, as the case may be, at any particular rate.

       Beginning with our 1998 consolidated financial statements, we have changed the segments that we previously used to report Girsa's operations to reflect more accurately the markets where Girsa's products ultimately are sold. As a result of the new reporting segments, Girsa's "petrochemical" segment includes synthetic rubber, polystyrene, phenol, and carbon black. A second segment, Girsa's "diversified products" segment, includes phosphates, natural pigments, acrylics, laminate plastics, particle board, water proofing products and adhesives. Accordingly, in this annual report, we have restated our financial information for the years ended December 31, 1997, 1996, 1995 and 1994 to reflect the change in the reporting segments.

             CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

       This annual report includes "forward-looking statements," as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward-looking terminology such as "estimate," "project," "believe," "anticipate," "intend," "expect," "plan," "may," "will," "would," "could," or "should" or the negative of these words or other variations of these words or other similar expressions. These forward-looking statements reflect the views of our management with respect to our future financial performance and future events. All forward-looking statements contained in this annual report, including those presented with numerical specificity, however, are uncertain. They are based on assumptions and affected by risks and uncertainties that could cause actual results to differ materially from our expectations described in these forward-looking statements. These factors include, among other things, the following:

       - changes in the Mexican economy, including rates of inflation, economic growth and currency fluctuations;

       - Mexican political instability, including the reversal of market oriented reforms and economic recovery measures or the failure of those reforms and measures to achieve their goals;

       - adverse changes in the prices of our products in the international markets or on the costs of our inputs;

       - competitive product and pricing pressures in both the domestic and international markets; and

       - foreign currency rate fluctuations and fluctuations in other market rate sensitive instruments to which we are a party.

       We caution readers not to place undue reliance on these forward-looking statements. We do not undertake any obligation or intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

       Desc, one of the largest companies in Mexico, is a diversified holding company engaged in five principal lines of business: automotive parts, petrochemicals, diversified products, food and real estate. All of these businesses are conducted through our four principal wholly-owned subsidiaries:
Unik, Agrobios, Girsa and Dine. Each of our four principal subsidiaries is a holding company with no significant operations and collectively they control or own majority interests in more than 100 companies.

       The following charts depict the percentage of our 1998 consolidated net sales and operating income by business segment:

                            1998 NET SALES BY SEGMENT
                   AS A PERCENTAGE OF CONSOLIDATED NET SALES

                                  [PIE CHART]

                                                      Diversified
Automotive Parts    Petrochemicals    Real Estate      Products      Food        Total
      42%                 16%             3%              16%         23%     Ps.21,388,358


                        1998 OPERATING INCOME BY SEGMENT
              AS A PERCENTAGE OF CONSOLIDATED OPERATING INCOME(1)

                                  [PIE CHART]

                                                      Diversified
Automotive Parts    Petrochemicals    Real Estate      Products      Food        Total
      44%                 20%             8%              15%         14%     Ps.3,085,192


(1) Percentages sum to more than 100% because operating expenses of Ps.30,290 (1%) allocable to Desc, the holding company, are not included.

       The following chart depicts the percentage of book value of our investments in each of our business segments at December 31, 1998:

                          DESC PORTFOLIO AT BOOK VALUE

                                   [PIE CHART]

                              Girsa
       Unik            (Petrochemicals and          Dine          Agrobios
(Automotive Parts)     Diversified Products)    (Real Estate)      (Food)           Total
       34%                      25%                  21%             20%        Ps. 27,526,337

AUTOMOTIVE PARTS

       Our automotive parts business, which is conducted through our wholly-owned subsidiary Unik, manufactures 42 different types of automotive products, including light, medium and heavy duty manual transmissions and clutches, constant velocity joints, rear and front traction axles, motor valves and tappets, pistons and piston pins, pick-up truck bodies and other stamped metal products, propeller shafts, steel and aluminum wheels, gears, gaskets, seals, piston rings, alternators, ignition coils, and spark plugs.

       We are one of the largest independent manufacturers of automotive parts in Mexico. For the years ended December 31, 1997 and 1998, our automotive parts business contributed 40.6% and 43.9%, respectively, of our consolidated operating income and 40.9% and 41.6%, respectively, of our consolidated net sales.

       The following table presents the net sales generated by our principal automotive parts products for the years ended December 31, 1997 and 1998, and the percentage of this segment's 1998 net sales that is represented by these products:

                                                                                                      % OF NET
                                                                       NET SALES                        SALES
                                                           ----------------------------------        ----------
                                                                1997                1998                1998
                                                           --------------      --------------        ----------
                                                                  (Pesos in thousands)

Transmissions and clutches...........................      Ps.  2,561,619      Ps.  2,940,700            33.1%
Rear and front traction axles........................             944,211             996,800            11.2
Motor valves and tappets, pistons and
piston pins..........................................             921,897             924,800            10.4
Constant velocity joints.............................             815,876           1,040,297            11.7
Pick-up truck bodies and other stamped
   metal products....................................             723,981             707,300             8.0
Propeller shafts.....................................             484,466             516,907             5.8
Steel and aluminum wheels............................             455,102             342,010             3.8
Gears................................................             311,067             340,332             3.8
Other automotive parts...............................             621,341           1,078,284             2.2
                                                           --------------      --------------           -----
     Total...........................................      Ps.  7,839,560      Ps.  8,887,430           100.0%
                                                           ==============      ==============           =====

       We sell automotive products to domestic original equipment manufacturers, which we call "OEMs", for installation in new cars and trucks, as well as to distributors for resale in the automotive parts aftermarket. Our significant OEM customers include DaimlerChrysler, Dina, Ford, General Motors, Kenworth, Navistar, Nissan, Volkswagen and Volvo.

       The following table presents information concerning our domestic and export sales of automotive parts:

                                                                               % OF NET SALES
                                                              --------------------------------------------------
                                                                 1996               1997                1998
                                                              ----------         ----------          -----------
Domestic market
   OEMs..............................................            24%                 23%                 21%
   Aftermarket.......................................            23%                 19%                 18%
Export market(1).....................................            53%                 58%                 61%
Total export sales ($ in millions)...................           $276.3              $461.2              $550.4

-----------------
(1) Includes "indirect" exports by OEMs that purchase parts from us.

       In 1998, Unik continued to strengthen its position as a world-class supplier of automotive parts through its dedication to manufacturing efficiency, highly competitive technologies and total quality. Unik's 1998 total sales increased by 13.4% in comparison to 1997. Unik's exports continued to show consistent growth and rose 19.3% in 1998, compared to the previous year, as a result of a strong economy in the United States. Approximately 86% of our exports of automotive parts are to the United States and Canada.

       Capital expenditures by Unik during 1998 were $83.0 million. These funds were spent in transferring the majority of the assets of the heavy-duty transmissions business that we acquired from Dana Corporation ("DANA") in September 1997 to existing Unik plants in Queretaro. Transmission Technology Corporation, a new Unik subsidiary, will continue to operate a small part of the assets acquired from Dana in Knoxville, Tennessee. The heavy-duty manual transmissions products manufactured by the operations acquired from Dana are primarily used for large trucks and buses. The main customers of this business are Navistar, Ford, Freightliner, Paccar, Mack/RVI, DaimlerChrysler, Cummins, Detroit Diesel, General Motors, Kenworth, Peterbilt, Western Star and Volvo. Through Spicer, S.A. de C.V. ("SPICER"), our joint venture with Dana, we have been manufacturing medium and heavy-duty manual transmissions and components for nearly 20 years. With the acquisition of Dana's heavy-duty transmissions business in 1997 and the acquisition of Borg-Warner's manual transmissions business in 1996, we have become one of the leading independent producers of manual transmission systems in North America and have positioned ourselves as a significant full-line manual transmissions manufacturer for the global market.

       Our automotive parts businesses have received numerous quality awards from the Mexican Government, clients and joint venture partners. Engranes Conicos, S.A. de C.V. ("ENCO"), our subsidiary which manufactures gears, received the Mexican Ministry of Commerce and Industrial Development's National Quality Award (the "NATIONAL QUALITY AWARD") in 1995, and our subsidiary Velcon, S.A. de C.V., which manufactures constant velocity joints, received the National Quality Award in 1996. In addition, Transmisiones y Equipos Mecanicos S.A. de C.V. ("TREMEC"), our subsidiary which manufactures manual transmissions, received the National Export Award in 1998 and Enco received this award in 1996. Tremec received "Supplier of the Year" awards from General Motors in 1996 and 1997, and Pistones Moresa, S.A. de C.V, our subsidiary, which manufactures pistons, received this award in 1997 and 1998. In 1998, Tremec also was awarded a Shingo Prize for Excellence in Manufacturing, which recognizes manufacturing excellence in the United States, Canada and Mexico and is considered one of the "TRIPLE CROWN" of industrial excellence awards, along with the Baldridge National Quality Award and the Deming Prize. The Shingo Prize is administered by the College of Business at Utah State University in partnership with the National Association of Manufacturers of the U.S. We believe that these awards have resulted, among other things, from the ongoing implementation of Unik's total quality improvement efforts. All of our plants which supply OEMs are QS-9000 certified, which qualifies them as approved suppliers to DaimlerChrysler, Ford and General Motors.

Market overview; competition

       Both the OEM market and the aftermarket for automotive parts are highly competitive with regard to price and quality. We compete with numerous domestic and foreign manufacturers of automotive parts. We continually seek to maintain a competitive advantage over other manufacturers with respect to productivity and product quality. We accomplish this in part through technical assistance and license agreements with leading foreign manufacturers of automotive parts, the development of our own technology, our knowledge of the markets in which we compete and our ability to achieve manufacturing efficiencies.

       Total vehicle production in Mexico increased by 7% in 1998 compared to 1997, from 1,359,650 vehicles in 1997 to 1,455,350 vehicles in 1998, thereby providing an expanded OEM market for the parts that we manufacture. In addition, domestic vehicle sales increased by 32.1% during 1998, including sales of imported vehicles, although export sales of vehicles decreased by 0.9% during the same period. The aftermarket for automotive parts in Mexico also increased in 1998 by approximately 5.3% due to the improving Mexican economy. Approximately 86% of our automotive exports are sold in the United States and Canada.

Technological assistance and licensing agreements

       Most of our major automotive parts are produced using technology and licenses from leading international automobile manufacturers and automotive parts producers. Through these arrangements, we have access to up-to-date technology necessary to manufacture automotive components competitively in world markets. In many cases, these arrangements not only provide us with technological information, but also give us access to worldwide markets and customers. The following are the most significant of these arrangements:

LICENSOR                                  PRODUCT
--------                                  -------

Dana                                      Propeller shafts and universal joints
Dana                                      Piston rings
Dana                                      Rear and front traction axles
Delphi Automotive Systems
  Corporation                             Spark plugs
Eaton                                     Heavy-duty clutches
GKN                                       Constant velocity joints and shafts
Hayes Lemmerz                             Steel wheels and aluminum wheels
TRW                                       Engine valves
Unisia Jecs                               Pistons

       In general, under technology and license agreements, these foreign manufacturers provide us with technological assistance or license their proprietary technology to us in return for a fee based upon a percentage of sales. These technology assistance and license agreements typically were entered into for initial fixed terms, however many are renewed on an annual or biannual basis, and could now be terminated by either party on relatively short notice. We also develop our own technology with respect to some automotive products, such as transmissions, pistons, piston pins, stamping products and tappets.

       We also are partners with some of these foreign manufacturers in joint venture companies that produce various automobile parts utilizing technology licensed by the foreign joint venture partner. The following is a list of the most significant of these joint ventures and the percentage ownership of the foreign partner in the joint venture:

                                                                                            % OWNERSHIP BY JOINT
JOINT VENTURE PARTNER                   JOINT VENTURE COMPANY                                 VENTURE PARTNER
---------------------                   ---------------------                                 ---------------

Delphi Automotive Systems
  Corporation                           Bujias Mexicanas, S.A. de C.V.                               40.0%
Dana                                    Spicer, S.A. de C.V.                                         49.0
Dana                                    Velcon, S.A. de C.V.                                         18.0
GKN                                     Velcon, S.A. de C.V.                                         39.0
Hayes Lemmerz                           Hayes Wheels de Mexico, S.A. de C.V.                         40.0
TRW                                     Moresa, S.A. de C.V.                                         40.0

Distribution arrangements; customers

       Our automotive parts products generally are sold by means of separate purchase orders or by short-term arrangements lasting approximately three months. Our significant automotive parts customers include DaimlerChrysler, Dina, Ford, General Motors, Kenworth, Mercedes Benz, Navistar, Nissan, Volkswagen and Volvo. We have been seeking to increase our participation in the export market, and our automotive parts exports have increased 382.8% from $114 million in 1994 to $550.4 million in 1998. In 1994 exports represented 19% of Unik's total sales, while in 1998 exports represented 61% of its total sales. We expect our automotive parts exports to continue to increase during 1999 primarily as a result of increased manual transmissions sales resulting from the heavy-duty transmissions business acquired from Dana, all of which sales will be for export.

Suppliers

       The primary raw materials for the automotive parts products that we manufacture are iron castings, steel and aluminum. We believe that the markets for these materials are highly price competitive, and we have never experienced difficulty in obtaining these commodities. We believe that there will continue to be a large number of producers of the requisite castings, steel and aluminum, and adequate worldwide supplies of these materials, for the foreseeable future. Since the devaluation of the Peso in 1994 and 1995, we have sought to develop relationships with domestic suppliers able to deliver high quality products and service at competitive prices. We often work closely with these suppliers to ensure the raw materials that they supply meet the quality and specifications that we require.

Properties/plants

       In 1990, we commenced a modernization program to improve our existing automotive parts facilities and build new facilities to replace outdated facilities. We invested approximately Ps.892,774 in this program in 1996, Ps.837,639 in 1997 and Ps.829,816 in 1998, including the acquisition of the manual transmissions business of Borg-Warner in 1996 and the acquisition of the heavy-duty transmissions business of Dana Corporation in 1997. We believe that the resulting improvements in efficiency, the sector's increased flexibility in utilizing excess plant capacity and decreases in fixed costs derived from the plants' modernization program, have enabled us to improve operating margins from 1995 levels, although the improved margins also reflect the increase of capacity utilization from 50% in 1995 to 76% in 1998.

       We produce our automotive parts at 25 plants located throughout Mexico and one plant located in the United States. The following table presents the principal products produced at each of the most significant of these plants and their locations:

PRODUCTS                                                    LOCATION OF PLANT
--------                                                    -----------------

Front and rear axles                                        La Presa, Estado de Mexico
Heavy-duty transmissions and clutches                       Pedro Escobedo, Queretaro; Knoxville, Tennessee
Light and medium-duty manual transmissions                  Queretaro, Queretaro
Steel wheels                                                Tlalnepantla, Estado de Mexico
Aluminum wheels                                             Chihuahua, Chihuahua
Pistons                                                     Vallejo, Mexico, D.F.; Celaya, Guanajuato
Pick-up truck bodies and other stamped metal parts          Celaya, Guanajuato
Constant velocity joints                                    Celaya, Guanajuato
Ignition coils, alternators                                 Tlalnepantla, Estado de Mexico
Spark plugs                                                 Tlalnepantla, Estado de Mexico
Propeller shafts and universal joints                       Queretaro, Queretaro
Steel forging                                               Tlaxcala, Tlaxcala; Queretaro, Queretaro
Engine valves                                               Aguascalientes, Aguascalientes
Piston rings                                                Xalostoc, Estado de Mexico
Gears                                                       Queretaro, Queretaro
Gaskets and seals                                           Naucalpan, Estado de Mexico
Piston pins                                                 Cuautitlan, Estado de Mexico; Celaya, Guanajuato
Tappets                                                     Aguascalientes, Aguascalientes

PETROCHEMICALS

       Our petrochemicals business, which we conduct through Girsa, produces and sells petrochemicals and is the leading (and in some cases the only) producer of some of these products in Mexico. Our main petrochemical products include synthetic rubber, polystyrene, carbon black, phenol and specialty lattices. For the years ended December 31, 1997 and 1998, our petrochemicals business contributed 24.4% and 19.7%, respectively, of our consolidated operating income, and 19.3% and 16.0% of our consolidated net sales.

       The following table presents the net sales generated by our principal petrochemicals sector products for the years ended December 31, 1997 and 1998, and the percentage of this segment's 1998 net sales that is represented by these products:

                                                                                                   % OF NET
                                                                    NET SALES                       SALES
                                                           --------------------------------     --------------
                                                               1997               1998              1998
                                                           -------------      -------------     --------------
                                                              (Pesos in thousands)

Synthetic rubber....................................       Ps. 1,546,125      Ps. 1,499,285          43.9%
Polystyrene.........................................             775,326            668,669          19.6
Carbon black........................................             649,512            630,333          18.4
Phenol..............................................             559,483            505,016          14.8
Emulsions (specialty lattices)......................             150,724            114,821           3.3
Other petrochemicals(1).............................              11,601                 --            --
                                                           -------------      -------------         ------
   Total............................................       Ps. 3,692,771      Ps. 3,418,124         100.0%
                                                           =============      =============         ======

(1) Consists of petrochemicals used by the pharmaceutical industry. We divested this business in 1997.

       Our petrochemical products are used in the manufacture of a wide variety of other products, including asphalt mixes, plastic packaging and containers, tires and other rubber automotive products, paints, dyes, textiles, shoes and carpeting. We sell our petrochemical products in the Mexican and export markets, exporting products to over 50 countries in 1998. Our export sales were $127 million in 1998 and $122 million in 1997.

       Nhumo, S.A. de C.V. ("NHUMO"), a Girsa subsidiary which manufactures carbon black, and Industrias Negromex, S.A. de C.V. ("INSA"), a Girsa subsidiary which manufactures synthetic rubber, won the National Quality Award in 1997 and 1996, respectively. We are the only business in Mexico that has received this award for four consecutive years (with our automotive parts subsidiary Engranes Conicos having received the award in 1994 and our automotive parts subsidiary Velcon having received the award in 1995). In addition, each of INSA, Nhumo, and Resirene, S.A. de C.V. has received ISO-9002 certification, an international standard for quality management and assurance which has been adopted by more than 90 countries, thus enhancing Girsa's reputation as a reliable, high quality supplier, and in 1997 Nhumo became the first carbon black business in the world to receive ISO-14001 certification, an international standard for environmental management. During 1996, INSA placed second for the Mexican Ministry of Commerce and Industrial Development's 1996 National Exports Award, which highlights our focus on building sales in foreign markets, and earned first place honors in the Latin American and Caribbean Successful Innovator Award competition, sponsored by the United Nations Industrial Development Organization.

Market overview; competition

       Girsa is Mexico's only producer of synthetic rubber, phenol, methyl methacrylate and carbon black, and has a leadership position in the production of polystyrene.

       Our petrochemical products are sold in both the domestic and export markets. The domestic market accounted for 59% of our petrochemical sales in 1998, and the export market accounted for 41% of our sales in 1998. We compete with foreign chemicals companies such as Shell, Dow Chemical, ICI, BASF, Degussa, Georgia Gulf and Firestone in both the Mexican and international markets.

       The petrochemicals industry is a cyclical business that experienced favorable conditions from mid-1994 until mid-1997; in 1998, however, the petrochemicals cycle returned to the depressed conditions of early 1994, resulting in lower prices, and these conditions might continue for an extended period. Although we believe that our focus on specialty products, low cost production and growth in production capacity during the last few years are likely to mitigate the effects of the generally adverse conditions that currently exist in the global petrochemicals market, this might not be the case.

Technology

       With respect to the majority of our petrochemical businesses, we utilize proprietary technology that we have developed or acquired from third parties. Our carbon black business, in particular, utilizes technology developed by Cabot Corporation, our partner in this business and a world leader in carbon black research, development and production.

Supply arrangements and suppliers

       Petroleos Mexicanos ("PEMEX") is one of the principal suppliers of raw materials to our petrochemical businesses. We have executed agreements with Pemex with respect to styrene, hydrocyanic acid, natural gas and methanol. These agreements contain contractual assurances as to product quality and volumes and provide for competitive pricing. We also purchase raw materials from numerous other domestic and foreign suppliers. The market for these raw materials is highly price competitive and we believe that there generally is an adequate supply of them.

Products

       The following table presents information with respect to our petrochemical products:

                                                                                        RAW MATERIALS NECESSARY
PRODUCT                                           USE OF PRODUCT                          TO PRODUCE PRODUCT
-------                                           --------------                          ------------------

Synthetic rubber                 Production of tires, footwear, asphalt and          Butadiene and styrene
                                 plastic modifiers, specialized plastic products
                                 and other rubber products

Polystyrene                      Production of plastics for disposable               Styrene
                                 packaging, home appliances, cassettes, compact
                                 discs, light fixtures, school supplies and
                                 office equipment

Carbon black                     Production of tires, ink, hoses, belts and          Residual fuel oil and natural
                                 other products using rubber                         gas

Phenol/acetone                   Production of phenolic resins, methyl               Cumene
                                 methacrylate, additives, paints, paper, foundry
                                 and aspirin

Specialty lattices               Production of carpeting, chewing gum, rubber,       Butadiene and styrene
                                 paper and tissues

       The synthetic rubber business is the largest business in our petrochemicals division. In 1998, the synthetic rubber business contributed 43.9% of the petrochemical sector's net sales. We are the only manufacturer of synthetic rubber in Mexico. We produce both solution rubber and emulsion rubber, as well as elastomers, thermoplastics and specialty rubbers. We are a leader in the manufacture of asphalt modifying rubbers, which we sell to highway paving companies in the United States and more recently also in Europe. Our synthetic rubber products are exported to over 40 countries, principally the United States, Canada and countries in Europe, South America and the Far East. In 1998, exports accounted for approximately 54% of our synthetic rubber sales.

       In December 1998, Girsa and Uniroyal Chemical Company (USA) agreed to enter into a strategic alliance to produce and market Uniroyal's oil-resistant nitrile rubber under the brand name Paracril(R). This synthetic rubber is highly resistant to heat and is used in automotive engines and other automotive parts. The joint venture will be 50% owned by Girsa and 50% owned by Uniroyal. We estimate that the joint venture will start operations in the third quarter of 1999. The joint venture is in the process of building a facility in Tampico, Mexico.

       In February 1999, Girsa and Repsol Quimica, a subsidiary of Spain's Repsol, S.A., agreed to enter into a strategic alliance to jointly produce and market synthetic rubbers used in the manufacturing of products such as asphalt, adhesives and shoes. The joint venture will be 50% owned by Girsa and 50% owned by Repsol Quimica. We believe that the joint venture will be one of the largest world producers of special solution styrene-butadiene rubbers as well as the second largest worldwide producer of hydrogenated thermoplastic rubbers.

       Our polystyrene business produces crystal polystyrene (GPPS) and impact polystyrene (HIPS), which are used in the disposable packaging and packing industries, lighting fixtures, school supplies, office equipment, and home appliances, including audio and video equipment and refrigerators. In 1998, the polystyrene business contributed 19.6% of the petrochemical sector's net sales. Most of our polystyrene sales are to the domestic market, where we estimate that our market share in 1998 was approximately 50%. We attribute our dominance in the domestic polystyrene market to our ability to customize products, the quality of our service and our timely delivery.

       We are the only manufacturer of carbon black in Mexico. Carbon black is principally used by the tire industry and we produce it utilizing technology licensed from Cabot, a world leader in carbon black research, development and production. Cabot owns a 40% interest in our carbon black business. We believe that our share of the domestic carbon black market in 1998 exceeded 90% and attribute our dominance to our technology, our large installed plant capacity, our focus on those carbon black varieties which have the highest demand, our continuous development of carbon black varieties with specific competitive advantages for their application, and our low production costs which enable us to price our products competitively. Approximately 25% of our carbon black sales in 1998 were exports, primarily to the United States, Canada and Latin America.

       We are the only domestic manufacturer of phenol, ketones, and methyl methacrylate ("MMA") in Mexico. These products are used in the manufacture of resins, phenolic foam, thermal insulators, pigments, lubrication oils, solvents, shampoos, lacquers, adhesives, insecticides and acrylic sheets . Approximately 79% of the sales of this business in 1998 were to the domestic market and 54% of our phenol sales and 8% of our MMA sales were exports to the United States and South America . We believe that due to our competitive prices, reliability, customer service and support, we have been able to establish long term relationships and supply contracts with many of our international customers and suppliers.

Properties/plants

       The table below presents the location of the facilities at which our petrochemical products are manufactured:

PRODUCTS                                          LOCATION
--------                                          --------

Synthetic rubber                                  Altamira, Tamaulipas
Polystyrene                                       Coatzacoalcos, Veracruz; Xicohtzingo, Tlaxcala;
Carbon black                                      Altamira, Tamaulipas
Phenol/acetone and methyl methacrylate            Cosoleacaque, Veracruz; Tula, Hidalgo
Specialty lattices                                Lecheria, Estado de Mexico

DIVERSIFIED PRODUCTS

       Through Girsa, we are a leading producer in Mexico of a variety of chemical and diversified products. Our chemical products include phosphates, acrylics, natural pigments, animal feed supplements, laminates and particle board. Our diversified products include adhesives, glues, waterproofing additives and sealants and are sold under well-established brand names. For the years ended December 31, 1997 and 1998, our diversified products segment contributed 15.2% and 14.8%, respectively, of our consolidated operating income and 17.9% and 16.3%, respectively, of our net consolidated sales.

       The following table presents the net sales generated by each product line of our diversified products segment for the years ended December 31, 1997 and 1998, and the percentage of this segment's 1998 net sales that is represented by each product line:

                                                                                                 % OF NET
                                                                        NET SALES                 SALES
                                                             -------------------------------      -----
                                                                 1997            1998             1998
                                                                 ----            ----             ----

Phosphate                                                    Ps.1,431,731       Ps.1,423,227        40.8%
Natural pigments/animal food supplements                          423,797            473,068        13.6%
Acrylics                                                          405,666            378,428        10.8%
Laminates/particle board                                          453,143            481,853        13.8%
Resistol products (glues and adhesives)                           342,282            332,327         9.5%
Fester products (mainly asphalt coatings) and
  Acriton Products (mainly  acrylic coatings)                     371,754            402,741        11.5%
                                                             ------------       ------------       -----
        Total                                                Ps.3,428,373       Ps.3,491,644       100.00%
                                                             ============       ============       ======

       Our subsidiaries Laboratorios Bioquimex, S.A. de C.V., Plastiglas, S.A. de C.V., Rexcel, S.A. de C.V. and Productos de Consumo Resistol, S.A de C.V. are all either ISO-9001 or ISO-9002 certified, thus enhancing Girsa's reputation as a reliable, high quality supplier. Quimir, S.A. de C.V. is currently in the process of obtaining the ISO-9002 certification.

Market overview; competition

       We sell phosphates, natural pigments, high pressure laminates, and acrylics in both the domestic and export markets. We compete with foreign companies, such as Albright & Wilson, FMC, Cyro, Wilson Art International, Mc Millan, Helm, Basf, and Degussa, in both the Mexican and international markets.

       We sell low pressure laminates, glues, adhesives, acrylic and asphalt roofing systems primarily in the domestic market, where we compete with companies such as National Starch, HB Fuller, Henkel, Alkoat, Johns Mansville and Comex. We believe that we have a leadership position in the production of phosphates, acrylic laminates, natural pigments and laminated plastics and that we are the national leader in our consumer products lines. Our Resistol brand name is the most widely-recognized brand name for adhesives and glues throughout Mexico. We consider our Resistol, Fester, Acriton and Resikon brand names and the extensive national distribution systems for each line of products to be significant competitive advantages.

Technology

       With respect to our diversified products businesses, we utilize proprietary technology that we have developed or acquired from third parties.

Products

       Phosphates. Our phosphates business produces chemicals for use in household detergents, soft drinks and water treatment. In 1998, our phosphates business contributed 40.8% of the net sales of our diversified products segment. We are the largest manufacturer of phosphates in Mexico, and rank third in rated capacity of industrial sodium phosphates worldwide. In 1998, our exports reached 20 countries in the Americas and accounted for 21% of our total sales. In 1996, we constructed a new plant for the production of ortophosphates, with a capacity of 122,000 metric tons per year, and developed a new process that utilizes newly-developed technology of Girsa to achieve backward integration in the phosphates business.

       Natural pigments; animal feed supplements. We produce natural yellow and red food pigments, and believe that we are one of the largest producers of these pigments in Mexico. Yellow pigments are used primarily to color poultry through poultry feed, and red pigments are used to color poultry and egg yolks. Approximately, 50% of our sales of these products in 1998 were exports to 30 countries. Our customers include Bayer, Perdue, and Bachoco, and we also supply the poultry operations of Agrobios. We also manufacture and sell pre-mixed vitamins, minerals, amino acids, anti-oxidants, anti-parasites, aromitizers, flavoring, growth promoters and other supplements for animal feed, which we sell to producers of animal feed, which we sell to producers of animal feed and integrated producers of poultry, beef and pork, including Agrobios. The raw materials used to produce these products primarily are imported. Our manufacturing technology permits us to work closely with our customers to tailor our products to meet the specific needs of each customer.

       Acrylic sheet. We are the leading manufacturer of acrylic sheets in Mexico. These products are used in the manufacture of signs, displays, advertisements and safety devices. Approximately 54% of our sales of these products in 1998 were to the United States, Canada, Europe, Central and South America. Our principal raw materials are supplied by Fenoquimia, another Girsa subsidiary. Our manufacturing technology allows us to develop differentiated products targeted at greater value-added markets in the different countries where our products are sold.

       Laminates and particle board. We manufacture laminates and particle board using formaldehyde, urea, resins and natural wood shavings. We sell these products to manufacturers in the furniture and construction industries. Ninety-five percent of our sales of these products in 1998 were to the domestic market, with the balance being exported principally to North, Central and South America.

       Glues (Resistol). We produce a line of adhesives and glues which we sell under the brand name "Resistol" to retail merchandisers and industrial users throughout Mexico. In addition to household glues, our consumer products include polyvinyl acetate (white glue), contact and acrylic adhesives, sealants and hot melts (specialized adhesives). We sell these products to a variety of industries including shoe manufacturers, the wood and furniture industries, artisans and the automotive industry. We distribute these products to more than 43,500 points of sale throughout Mexico, such as supermarkets, hardware stores and retail outlets as well as to industrial purchasers. The market for these products is highly fragmented. In 1998 we acquired Simon, a footwear adhesive business with a strong market share which strengthened our leadership position in the adhesive business.

       Waterproofing sealants (Fester, Acriton and Resikon). We produce waterproofing additives and sealants under the brand names Fester, Acriton and Resikon, as well as cement additives and construction coatings, under the Fester brand name, which is a widely recognized brand name in Mexico. We sell these products to manufacturers in the construction industry and to manufacturers of products for household use. We distribute these products through approximately 1,750 distributors located throughout Mexico, many of which carry Fester products exclusively. All of the distributors sell construction-related products and provide homeowners and others with maintenance and repair services using Fester products.

Properties/plants

              The table below lists the location of the facilities at which our diversified products are manufactured:

           PRODUCT                                                    LOCATION
           -------                                                    --------

Phosphates/phosphorus derivatives              Coatzacoalcos, Veracruz; Tultitlan, Estado de Mexico;
                                               Lecheria, Estado de Mexico

          PRODUCT                                                    LOCATION
          -------                                                    --------

Natural pigments/ animal feed supplements      Queretaro, Queretaro
Acrylic sheet                                  Ocoyoacac, Estado de Mexico; San Luis Potosi, San Luis Potosi
Laminates/particle board                       Lerma, Estado de Mexico; Zitacuaro, Michoacan
Glues/waterproofing sealants                   Salamanca, Guanajuato; Vallejo, D.F.; Azcapotzalco, D.F.

FOOD

       Our food operations are conducted through Agrobios and principally involve the production and sale of poultry, pork, shelf-stable branded products and, to a lesser extent, animal feed and shrimp. Our poultry operations historically have been the largest component of this sector. Our pork production commenced in 1993, and has highly efficient operations with world class technologies. We began manufacturing and selling shelf-stable branded food products in September 1997, as a result of our acquisition of 94.3% of Corfuerte. Corfuerte is a leading manufacturer and distributor of these products in Mexico and in the southwestern and western regions of the United States. We expanded these operations with the acquisition in June 1998 of Authentic Specialty Foods Inc. ("ASF"), and the acquisition in December 1998 of a 60% interest in Grupo Nair, S.A. de C.V. ("NAIR"). ASF is a leading manufacturer of branded Mexican food products in the southwestern and western regions of the United States and Nair is a Mexican company engaged in the fishing and processing of tuna and other seafood products. ASF's products principally are targeted at the growing U.S. Hispanic market and complement the U.S. operations of Embasa that we acquired as part of Corfuerte. With the acquisition of Nair, we added a strong brand portfolio that complements our existing product lines. We expect that the acquisition of Nair will enable us to continue increasing our exports. Shrimp production is in the development stage with no substantial sales having been made to date.

       The acquisitions of Corfuerte, ASF and Nair are part of our strategy of gradually shifting the product mix of our food sector away from commodity products to branded products which have more stable margins. We are developing our branded food products operations in partnership with J.P. Morgan Capital Corporation, which purchased an 18.6% interest in each of Corfuerte and Authentic Acquisition Corporation, the direct parent of ASF, for an aggregate purchase price of $50 million in 1998. We intend to use Corfuerte as our vehicle for the expansion of our branded food products business in Mexico and Authentic Acquisition Corporation for the expansion of this business in the United States. For the years ended December 31, 1997 and 1998, the food segment contributed 16.9% and 14.1%, respectively, to our consolidated operating income, and 19.5% and 22.6%, respectively, to our consolidated net sales.

       The following table presents the net sales generated by each product line in our food segment for the years ended December 31, 1997 and 1998 and the percentage of this segment's 1998 net sales that is represented by each product line:

                                                                                                      % OF NET
                                                                       NET SALES                        SALES
                                                           ----------------------------------       ------------
                                                                1997                1998                1998
                                                           --------------      --------------       ------------
                                                                  (Pesos in thousands)

Poultry..............................................      Ps.  1,838,188      Ps.  1,662,961            34.4%
Shelf-stable branded products(1).....................             314,344           1,455,744            30.1
Pork.................................................           1,184,062           1,223,587            25.3
Animal feed..........................................             326,537             405,045             8.4
Shrimp...............................................              76,785              92,493             1.8
                                                           --------------      --------------           -----
      Total..........................................      Ps.  3,739,916      Ps.  4,839,830           100.0%
                                                           ==============      ==============           =====

--------------
(1) We acquired this product line in September 1997 through the acquisition of Corfuerte and expanded it in 1998 with the acquisitions of ASF and Nair.

       Agrobios conducts our food activities through five subsidiaries: Grupo Campi, S.A. de C.V. ("CAMPI"), which was formerly named Univasa and produces and sells poultry and animal feed and also produces hogs; Agroken, S.A. de C.V. ("KEKEN"), which processes and sells pork meat; Corfuerte, which manufactures and sells shelf-stable branded products in Mexico; Authentic Acquisition Corporation which manufactures and sells shelf-stable branded products in the United States; and Aquanova, S.A. de C.V. ("AQUANOVA"), a development stage business for the production and sale of shrimp.

Market overview; competition

       Poultry. Generally, non-integrated and inefficient poultry producers are being replaced by larger, higher quality, more efficient, integrated companies. In the last four years, the five largest producers of poultry in Mexico, including Desc, have achieved approximately 50% market share, with the remainder of the market remaining highly fragmented. We believe that we are the largest producer of broiler chickens in southeastern Mexico, which includes the states of Yucatan, Tabasco, Campeche, Quintana Roo, Chiapas, Oaxaca and southern Veracruz. In these areas, none of the other large producers has a significant market share. We also have been gaining market share in the central region, which includes Mexico City, the largest poultry market in Mexico. All of our poultry production is directed to the domestic market.

       Pork. The pork industry in Mexico is highly fragmented, but smaller, inefficient growers in Mexico are being replaced by larger, higher quality, more efficient, integrated companies, principally located in the states of Sonora, Sinaloa and Yucatan. We have developed a fully integrated business with advanced technology, composed of breeding farms and facilities for raising, slaughtering, cutting and processing hogs, and are establishing a distribution network throughout Mexico. In 1998 we began exporting pork meat to Japan.

       The shelf-stable branded food industry in Mexico is highly competitive. Corfuerte has significant market shares in Mexico with respect to tomato sauce and related products, canned vegetables and corn oil. Its principal competitors are Del Monte, Herdez, La Costena and Clemente Jacques. The principal competitors of Nair's products are Herdez, Dolores, Tony, Calmex and Ybarra. In the United States, our products compete principally with Mexican food products that are distributed in the southwestern and western regions of the United States and are targeted principally to the Hispanic market. Our brands have strong market positions in these regions, particularly Calidad(TM) in Texas.

       The animal feed industry in Mexico is highly fragmented as well. We have a significant market share in the southeastern region of Mexico, where most of our feed mills are located.

Products

       Poultry. Our poultry business consists of the production, processing and sale of breeder and broiler chickens for consumption, and the production and sale of feed. Half of the broiler chickens raised by us are slaughtered at our technologically-advanced facilities and sold to distributors, retailers, hotels, restaurants and supermarkets. The remainder are shipped live to distributors and markets, where they are slaughtered shortly before retail sales in order to meet the traditional consumer preference for freshly slaughtered poultry.

       Since 1992, we have entered into "contract grower" arrangements with farmers for the production of poultry. Under these arrangements, we assist the farmer in obtaining financing secured by property, guarantee the payment of a portion of this financing, and provide day-old chicks, animal feed and poultry production technology to the farmer. The farmer returns the chickens to us when they are approximately seven weeks old in exchange for a payment. At the present time, 15% of our poultry production utilizes contract grower arrangements with farmers. Our poultry products are marketed under the "Campi" brand name.

       Pork. Our pork business is concentrated in the southeastern region of Mexico. It is completely integrated and utilizes high quality genetics and advanced farming techniques. Our pork business currently has approximately 12,000 sows in production at three sites. In 1994, in association with the other major pork producer in the southeastern region, we completed the construction of a processing plant for hogs close to the city of Merida, which is already fully operational. We own 51% of this joint venture. In each of 1995, 1996, 1997 and 1998, the processing plant has increased its cutting capacity to satisfy increased domestic demand and more recently also to supply growing exports to Japan. In particular, the joint venture has achieved a significant market share in the southeastern region and has been gaining market share in the important central region, which includes Mexico City. The joint venture recently begun operating a slaughterhouse in the central part of Mexico and also buys hogs from third parties for processing, cutting and sale. Our pork products are marketed under the "Keken" brand name.

       Shelf-stable branded products. With our "Del Fuerte" brand, we are a domestic leader in the production of tomato sauce and related products and canned vegetables. We also have a large share of the domestic corn oil, gelatin and salsa markets with our "La Gloria" brand of products. We participate in the canned jalapeno peppers market with our "La Cumbre" brand and in the coffee market with our "Blason" and "Latino" brands, Gourmet products are marketed under our "Perigord" brand, and since December 1998, we participate in the canned tuna market with our "Nair" brand. We also have exclusive distribution rights in Mexico for "Reynolds" aluminum foil, "Smuckers" jams, "Celestial Seasonings" herbal teas and "Clorox" bleach, all of which have been embraced by the domestic market and continue to increase in market share.

       In the United States, through ASF and Embasa, we manufacture and/or distribute a wide variety of high quality, authentic Mexican food products such as salsas, taco sauces, other Mexican sauces, and items such as jalapeno peppers under labels that include La Victoria(TM), Embasa (TM) and Calidad(TM). Our products are targeted principally at the U.S. Hispanic market, and our brands have strong market positions in the southwestern and western regions of the United States, particularly in Texas and California.

       Animal feed. Our feed division produces mostly chicken and hog feed, a majority of which is used by our own breeder, broiler and pork divisions, and the balance of which we sell to Mexican poultry and pork farmers. This division operates production facilities in Merida, Coatzacoalcos, Cuautla and Saltillo. The basic ingredients for the feed are corn, soybean and sorghum, which we import from the United States or acquire in the domestic market depending on prices.

       Shrimp. Our shrimp business remains in the development stage with no substantial sales having been made to date. The hatchery for shrimp post-larvae production and the first phase of the commercial feeding farm of 320 hectares have been completed and phase two of the farm is currently under construction, with 420 hectares of new ponds being built. Current production of shrimp as well as future production from the project under development are aimed towards the export market. Our shrimp products are marketed under the "Aquality" brand name.

Properties/plants

       Below is a list of the principal production facilities of our food segment:

ACTIVITY                                              LOCATION
--------                                              --------

Breeder farms/grand parent stock                      Coahuila and Yucatan
Broiler farms                                         Yucatan, Tabasco, Veracruz, Morelos, Campeche and Quintana Roo
Day-old chicks hatchery                               Veracruz, Yucatan and Morelos
Animal feed production                                Yucatan, Morelos, Veracruz and Saltillo
Pork production/slaughterhouse                        Yucatan, Guanajuato and Quintana Roo
Shrimp production                                     Sinaloa and Nayarit
Canning                                               Sinaloa, Tlaxcala, Oaxaca and California (USA)

       In addition, Corfuerte has nine distribution centers in Mexico.

REAL ESTATE

       Through Dine, we acquire and develop land for commercial (office buildings and shopping malls), residential and tourism/resort uses. We have over 20 years of experience in this sector and believe that we are the largest diversified real estate developer in Mexico. Dine is believed to own the largest land reserves for residential development in the Mexico City metropolitan area, and also owns properties for tourism development along the Caribbean and Pacific coasts of Mexico. We focus on the upper income segments of the real estate market, developing high quality projects that are unique in their respective market segments. Dine was the developer during the late 1960s, 1970s and early 1980s of "Bosques de las Lomas," a five million square meter upper-income residential and commercial development in Mexico City and of "La Estadia," a high-income residential suburb of Mexico City. Our more recent projects include the Santa Fe commercial center in Mexico City, which is Mexico's largest regional shopping mall, Arcos Bosques Corporativo which is Mexico City's largest office complex, Punta Mita which is a new hotel and championship golf course that we are developing in partnership with Four Seasons Hotels, and La Punta Bosques and Bosques de Santa Fe, both of which are high-income residential projects in Mexico City.

       For the years ended December 31, 1997 and 1998, our real estate business contributed 3.9% and 8.5%, respectively, of our consolidated operating income and 2.3% and 3.4%, respectively, of our consolidated net sales. We are currently assessing the profitability of each of our real estate projects, and may consider divesting one or more of these properties.

       The following is a list of the major properties being developed by Dine, which are discussed in greater detail below:

                                                                    OWNERSHIP
                                                                       BY
NAME AND LOCATION                                LAND AREA            DINE               OTHER PARTNERS
-----------------                                ---------            ----               --------------
                                              (SQUARE METERS)         (%)

COMMERCIAL DEVELOPMENT PROJECTS(1)
Arcos Bosques Corporativo, Mexico, D.F.            72,570              100       None
Centro Comercial Santa Fe, Mexico, D.F.           300,000             50.1       El Puerto de Liverpool,
                                                                                 El Palacio de Hierro and others

RESIDENTIAL DEVELOPMENT PROJECTS
La Punta Bosques, Mexico, D.F.                       293,000            100       None
Hacienda de Las Palmas, Mexico, D.F.(2)              765,410             25       Constructora Profusa, S.A. de C.V.
Bosques de Santa Fe, Mexico, D.F.                  1,100,000             50       Several individuals

TOURIST/RESORT DEVELOPMENT PROJECTS
Punta Ixtapa, Guerrero                               390,000            100       None
Punta Mita, Nayarit (Phase I)(3)                   1,030,000             84       Four Seasons Hotels

OTHER PROPERTIES
Bosques de la Estadia, Estado de Mexico(4)         6,269,086             63       Fernando Senderos Mestre, Victor
                                                                                  de la Lama Cortina and members of
                                                                                  their families
Xaac, Quintana Roo                                   515,000            100       None
Los Cabos, Baja California Sur(5)                     38,521             15       Grupo Casa, S.A. de C.V.
Tepeji del Rio, Hidalgo                            3,850,000             59       Several individuals
Punta Mita, Nayarit (other than Phase I)           5,740,000            100       None

----------------
(1) In addition to the commercial development projects listed above, Dine owns a 33% interest in 89,000 square meters adjacent to the Santa Fe shopping mall project that are held for commercial development.

(2)    Our only contribution to this project is the land.

(3) Punta Mita Phase I consists of a world class luxury hotel, an 18-hole championship golf course and clubhouse and a timeshare resort development. Four Seasons Hotels participates in each of these components with an ownership interest of 30.77% in the hotel, 12.31% in the golf course, and 30.77% in the timeshare resort. Based on the relative sizes of the three components of this development, the total participation of Four Seasons Hotels in Phase I is approximately 16%.

(4) Dine owns 77.3% of Club Ecuestre Chiluca, S. de R.L., a Mexican company that owns 3,750,000 square meters of undeveloped land and 106,514 square meters of partially developed land on this site. Club Ecuestre Chiluca,
       S. de R.L. also owns 51% of another company which owns 2,412,572 square meters of adjacent undeveloped land.

(5) Dine owns 100% of the land and has entered into a joint venture agreement with Grupo Casa pursuant to which Dine contributed the land, Grupo Casa developed it, and Dine is entitled to 15% of both the time-share units developed and the net income of the hotel built on the site.

       As conditions in the Mexican real estate market improved in 1997, we commenced development of a new tourist/resort property at Punta Mita, Nayarit, in partnership with Four Seasons Hotels. We experienced high demand for office space in our Arcos Bosques Corporativo project in 1997 and during the first half of 1998. As a result, we completed and sold the first stage of the North building of Arcos Bosques Corporativo in 1998. We also commenced the marketing of the first stage of our Bosques de Santa Fe project. We invested approximately Ps.291,229 in 1996, Ps.361,873 in 1997, and Ps.800,670 in 1998 to develop our real estate properties for commercial, residential and resort use. Since the devaluation of the Peso against the Dollar in late 1994, we have focused our efforts on completing those projects that were already well into their marketing phase, have sought partners for most of our new developments so as to reduce our risks, and have postponed several projects until conditions in the real estate market in Mexico improve.

Strategy for the real estate sector

       We intend to continue to sell our existing inventory of developed properties, assuming market conditions continue to improve. We also intend to continue to seek partnerships through which to develop our land reserves in order to reduce our risk and increase the margins and market share of our real estate sector. We are currently evaluating the profitability of each of our real estate projects and may decide to divest one or more of our properties.

       We believe that our real estate products, aimed at the high-end market, generally offer superior quality, amenities and value. Our recent partnerships include a new hotel and championship golf course project being developed in partnership with Four Seasons Hotels at Punta Mita, a new resort development near Puerto Vallarta, which is scheduled to open in the third quarter of 1999. Punta Mita illustrates our desire to capitalize on the foreign tourist market. In the long term, we also wish to expand our development of commercial rental properties, such as the Santa Fe shopping mall, which we believe will enhance Dine's cash flows. In evaluating all of our opportunities for new real estate projects, we generally pursue projects that we expect to yield an internal rate of return of at least 30%, although we might not actually achieve that target.

       Our land acquisitions fall into two categories: strategic purchases, where land is acquired and retained for future development, and current development purchases, where land is purchased in connection with a planned development. All of our projects are organized into a predetermined number of phases designed to reduce our risk and exposure to market conditions and shifts in the economy. When market indicators project a downturn in the industry, a project can be stopped in a logical and cost-efficient manner at the end of a phase of construction and delayed until market conditions improve, and when these indicators predict high growth at an accelerated pace, two or more phases can be constructed simultaneously. At the present time, we are focusing our efforts on completing those projects that are already well into their marketing phase. In addition, we have begun marketing a new residential project, Bosques de Santa Fe, in conjunction with partners. We generally subcontract the responsibilities of designing and building projects, including, but not limited to, hiring independent project managers, architects, construction companies and project supervisors.

Commercial developments

       Arcos Bosques Corporativo. This project consists of a five phase development of office space located in Bosques de las Lomas near the Mexico City-Toluca highway. Each phase includes the construction of a separate building. We completed the construction of the East building (Phase 1) in July 1993 and of the East Tower (Phase 2) in June 1996. We relocated our headquarters to the East Tower in 1997 and purchased 15,000 square meters of this development (approximately 25% of the available space in the East Tower) for this purpose. We have sold approximately 98% of the space in the East Tower and expect to sell the balance during 1999. We began the construction of the North building (Phase
3) in 1997 to meet existing demand for office space which recovered in 1997, and expect to complete it in 3 stages. We completed and sold all of the available space in stage 1 of the North building in 1998. We intend to market the remaining 2 stages of the North building prior to their construction and begin constructing each stage when it is substantially sold. Phases 4 and 5 of Arcos Bosques Corporativo consist of the construction of the West building and the West Tower, respectively. The timetable for these phases has not been established. The total investment budget allocated to all five phases of Arcos Bosques Corporativo is $340 million, of which approximately $142 million already has been invested.

       Centro Comercial Santa Fe. In association with El Palacio de Hierro, El Puerto de Liverpool and others, we entered into a contract with the government of Mexico City pursuant to which we developed a shopping mall in the Santa Fe zone in Mexico City, near Bosques de las Lomas. We believe that the shopping mall is the largest development of this type in Mexico. Construction of the first phase was completed in November 1993, when the Santa Fe shopping mall officially opened, at a total cost of $102 million. A second phase was completed in October 1995 at a total cost of $13 million. This additional phase consists of an entertainment complex with movie theaters and a children's center, a fitness center and additional retail space including one medium-sized department store which has not yet been leased. The shopping mall encompasses a total of approximately 100,000 square meters of retail space, as well as approximately 200,000 square meters of additional space for parking, tunnels and access roads. We retained 50.1% ownership of this project, excluding the department stores, which are owned by El Palacio de Hierro, El Puerto de Liverpool, Sears and Sanborn's, and will continue to receive retail income from future leasing activity. All of the available space in the first phase was leased as of December 31, 1998, and 73% of the available space in the second phase also was leased as of that date. Approximately 89,000 square meters of undeveloped land adjacent to the Santa Fe project remains available for future commercial development, of which we own 33%. We began collecting parking fees in November 1996, thereby generating additional income from this project.

Residential developments

       Bosques de las Lomas--La Punta. We completed construction of the infrastructure for a 293,000 square meter high-income residential community in Bosques de las Lomas. Sales of undeveloped lots in this project commenced in September 1993 and approximately 88% of the properties had been sold by the end of 1998. We own 100% of the project and are the sole developer and manager. The total investment was approximately $40 million, including the cost of constructing a bridge that connects the development to Bosques de las Lomas.

       A new phase of La Punta, La Punta Peninsula, is expected to result in the construction of four twelve-story residential buildings, each containing 25 condominiums. We entered into an agreement in principle with Terrum, a Mexican real estate company, under which we contributed the land for the Peninsula project and Terrum will construct and sell the units. The construction of the Peninsula project started in October 1997 and one of the buildings is near completion. The first 8 units of this building have been sold.

       Hacienda de las Palmas. Construction of the infrastructure for a 765,410 square meter residential development located on the northwestern border of Mexico City was completed in 1994. This project was developed by a type of partnership called "asociacion en participacion." Pursuant to the partnership agreement, we received 25% of the lots developed to sell for our own account. Sales of lots at this development commenced late in 1994 and approximately 95% of the properties owned by Dine were sold by December 31, 1998.

       Bosques de Santa Fe. This 1,100,000 square meter development, located two miles south from the Santa Fe shopping mall, will be developed in partnership with private investors. The current plans call for the development of a high-income residential community with a nine-hole golf course. We own 50% of this land. We began building the infrastructure for this project in 1998 and commenced selling lots in June 1998.

Tourist/resort developments

       Punta Ixtapa. This development is a resort encompassing approximately 390,000 square meters located in the western side of the hotel zone of Ixtapa. As currently planned, the total project will consist of a residential area containing lots for private construction, finished homes, villas and condominiums, a recreation center and two beach clubs. This project is intended to be developed in five phases over an eight-year period. The first phase, consisting of the construction of finished homes and villas on a site of approximately 63,000 square meters, has been fully sold and construction is completed. The second and third phases, consisting of the development and sale of undeveloped residential lots on a site of approximately 153,000 square meters, commenced in June 1993, and approximately 80% of the lots were sold as of December 31, 1998. The remaining land is available for two additional phases of development for which firm plans have not yet been formulated. The total cost of the development is currently projected at $85 million, of which $65 million has been allocated for the first three phases.

       Punta Mita. We commenced in early 1997 the development of a 7.1 million square meter resort project located on beach front property in Costa Banderas, Nayarit, which is near Puerto Vallarta on the Pacific coast of Mexico. This project is intended to be developed in seven phases over a 15-year period. The first phase is being developed in partnership with Four Seasons Hotels and will include a world class luxury hotel consisting of approximately 140 guest rooms, together with restaurants, bars, banquet, meeting and other public rooms, an 18-hole championship golf course and clubhouse, a tennis and sports complex, a fitness club, a spa facility, timeshare units, and residential lots. We expect to invest $100 million in the first phase of this project. We completed the construction of the golf course in 1998, under the supervision of Jack Nicklaus. We also commenced the construction of the hotel in 1998 which we expect will be fully operational in the second half of 1999.

Other properties

       Bosques de La Estadia. We own 77.3% of Club Ecuestre Chiluca, S. de R.L., an entity which holds 3,750,000 square meters of undeveloped land and an additional 106,514 square meters of partially developed land located on the northern border of

Mexico City. Fernando Senderos Mestre and members of his family are the owners of the remaining 22.7% of Club Ecuestre. An additional 2,412,572 square meters of adjacent undeveloped land is held by an entity that is 51%-owned by Club Ecuestre and 49%-owned by Victor de la Lama Cortina, a director of Desc, and members of his family. During 1994, a private construction company completed a toll-road providing access directly to this area. We believe this land is suitable for the development of condominiums. We have postponed development of this land at this time.

       Tepeji del Rio. We have a 59% interest in approximately 3,850,000 square meters of land located approximately fifty miles north of Mexico City. We believe this land is suitable for the development of a weekend resort targeted to Mexico City residents but have postponed development of this land at this time.

       Xaac. We own approximately 515,000 square meters of beachfront property in the State of Quintana Roo between Cancun and Tulum. This land is located near a major tourist attraction consisting of one of the most important archeological sites in Mexico. The Mexican government is constructing a four-lane highway that will provide direct access to this area from Cancun. Some members of the Senderos family own substantial land holdings adjacent to our land. We have postponed the development of this land at this time.

Competition

       We believe that Dine is the largest real estate developer in the commercial, retail and residential real estate markets in Mexico City. We compete with many smaller Mexican real estate developers and at least two large real estate developers.

NAFTA

       The North American Free Trade Agreement ("NAFTA") became effective on January 1, 1994. By phasing out tariffs and other trade barriers between Mexico, the United States and Canada, the implementation of NAFTA may facilitate our access to markets for some of our products in the United States and Canada, but in some instances it also may increase the competition for our products in the Mexican market by lowering trade barriers for our United States and Canadian competitors. While many of the changes required by NAFTA were implemented during the first three years of operation of the agreement, tariff and non-tariff restrictions on the most sensitive products will continue to be phased down until 2003, or in the case of a few products, 2007.

       In the automotive sector, NAFTA requires Mexico to reduce its tariff on most parts by 50% in 1994, and the remainder is being phased out over ten years, ending in 2003. The United States has phased out its tariffs on automotive parts exported from Mexico as of January 1, 1998. NAFTA also obligates Mexico to gradually phase out the trade balancing and domestic value-added requirements imposed on original equipment manufacturers (OEMs), eliminating those requirements by 2004. While those requirements in part have protected Mexican parts producers, the phasing out of artificial restrictions has facilitated the integration of the North American industry, with beneficial effects for efficient Mexican parts producers such as Desc. We believe these and other changes could increase demand for Mexican automotive parts among U.S., Mexican and

Canadian OEMs during the next ten years. However, these changes also could increase competition among automotive parts manufacturers in Mexico.

       In the chemicals industry, NAFTA gradually eliminates some Mexican tariffs, reduces barriers to foreign investment in Mexico, and imposes requirements that prohibit Pemex from discriminating against U.S. or Canadian persons in the supply of raw materials over which Pemex has a monopoly. Because many of these changes with respect to Pemex already have been implemented by the Mexican Government, we do not believe that NAFTA will have a significant effect on the businesses conducted by Girsa.

       In the food sector, NAFTA requires Mexico gradually to phase out tariffs on imported feed products used by us and implements procedures for certification of conformity with health and sanitary requirements which facilitate the export of Mexican poultry, pork and other agricultural products to the United States. However, NAFTA also phases out Mexican tariffs on processed poultry over a ten-year period, and these tariffs will be eliminated in 2004.

       The Mexican, U.S. and Canadian governments have had a generally good record of compliance with NAFTA requirements to date and all three governments have expressed their continued support for the agreement and its implementation. Nevertheless, we cannot assure you that this compliance will continue. This compliance is only one factor affecting the competitive conditions in which we operate.

ENVIRONMENTAL REGULATION

       Both Mexican federal and state laws and regulations relating to the protection of the environment apply to our operations. The fundamental environmental law in the Mexican federal system is the Ley General del Equilibrio Ecologico y la Proteccion al Ambiente (the Mexican General Law of Ecological Balance and Environmental Protection or the "ECOLOGICAL LAW"). The Mexican federal agency in charge of overseeing compliance with, and enforcing the federal environmental laws is Secretaria del Medio Ambiente, Recursos Naturales y Pesca (the Ministry of Environmental Protection, Natural Resources and Fishing, or the "SEMARNAP"). As part of its enforcement powers, the Semarnap is empowered to bring administrative proceedings against companies that violate environmental laws, impose economic sanctions and close temporarily or permanently non-complying facilities. Under the Ecological Law, the Mexican government has implemented an aggressive program to protect the environment by promulgating rules concerning water, land, air and noise pollution, and hazardous substances. Additionally, the Mexican government has enacted regulations concerning the importation and exportation of hazardous materials and hazardous waste. We believe that all of our facilities are in substantial compliance with government regulations relating to the protection of the environment.

       In addition, our subsidiary Nhumo, which manufactures carbon black, became the first carbon black business in the world to receive ISO-14001 certification in 1997. ISO-14001 is an international environmental management standard first adopted in 1996 by the International Organization for Standardization that requires commitment to continuous environmental improvement and compliance with all applicable environmental laws.

EMPLOYEES; LABOR RELATIONS

       As of March 31, 1999, we employed approximately 25,020 people.

       Each of our subsidiaries has entered into short-term union, collective bargaining or similar agreements for each plant and/or facility it operates. These contracts generally have two-year terms and provide for an annual salary review as well as a review of other contract terms and conditions prior to renewal, which is a standard arrangement for collective bargaining agreements for most Mexican companies. We believe that our relations with our employees are satisfactory.

ITEM 2.  DESCRIPTION OF PROPERTY.

       For a description of our properties and plants, see Item 1, "Description of Business."

ITEM 3.  LEGAL PROCEEDINGS

       We are involved in legal proceedings not described in this annual report that are incidental to the normal conduct of our business. We do not believe that liabilities relating to these proceedings will have a material adverse effect on our financial condition or results of operations.

ITEM 4.  CONTROL OF REGISTRANT

       Our capital stock consists of 3 classes of common stock: Series A common stock, Series B common stock and Series C common stock. The holders of the Series A shares have the right to elect one more than half of the members of our board of directors and, subject to the right of stockholders or groups of stockholders holding shares of any one class which represent at least 10% of our total equity capitalization to designate one director of the relevant series per each 10% held, the holders of the Series B shares have the right to elect the remaining members of our board of directors. As of April 29, 1999, the date of our last general stockholders' meeting, approximately 62.37% of the Series A shares, 41.25% of the Series B shares and 7.53% of the Series C shares were owned (beneficially or of record) by Fernando Senderos Mestre and other members of his family. As a result of the shares owned by the Senderos family together with additional shares as to which Fernando Senderos Mestre exercises voting control (see the table below and Item 11. "Compensation of Directors and Officers" for information about these additional shares), the Senderos family has the power to elect a majority of our board of directors, to control our general management and to determine the outcome of substantially all matters requiring stockholder approval. The holders of Series C shares and American Depositary Shares (each representing 20 Series C shares) have limited voting rights that entitle them to vote only upon the matters designated in the corporate charter. These matters are the extension of our duration, our dissolution, our transformation from one type of corporation into another, the change of our nationality, the change of our designated corporate purposes, our merger into another corporation, and the cancellation of the registration of our shares on the Mexican Stock Exchange.

       In September 1998, we split our stock 5 to 1. Our American Depositary Shares were not split. As a result of the stock split, each American Depositary Share now represents 20 Series C shares instead of four shares prior to the split. As of April 29, 1999, our outstanding capital stock consisted of 1,492,363,425 shares, comprised of 620,400,900 Series A shares, 554,096,760
Series B shares and 317,865,765 Series C shares. An additional 15,864,000 Series A shares, 12,168,140 Series B shares and 887,000 Series C shares had been repurchased by us and were held as treasury shares. Under our bylaws, the Series A shares and the Series B shares may be held only by Mexican investors. The Series C shares may be held by Mexican and non-Mexican investors, but under applicable law the Series C shares may not be held by foreign governments or official agencies of foreign governments.

       The following table presents information with respect to the ownership of Desc's Series A, B and C shares, as of April 29, 1999, by each stockholder known to us to own beneficially more than 10% of our outstanding Series A, B or C shares and by all of our officers and directors as a group:

                                                                   NUMBER OF SHARES OWNED
                                                         -------------------------------------------
NAME                                                       SERIES A       SERIES B       SERIES C
----                                                       --------       --------       --------

Fernando Senderos Mestre(1)(2)                           309,375,245               0             0
Lucia Senderos de Gomez(1)(3)                                      0     134,812,955     9,318,680
Officers, directors and alternate directors
    as a group (44 persons)(2)                           425,295,580      52,220,240    12,679,720

                                                                     PERCENTAGE OWNED
                                                         ------------------------------------------
NAME                                                       SERIES A       SERIES B      SERIES C
----                                                       --------       --------      --------

Fernando Senderos Mestre(1)(2)                            49.87%         0.00%           0.00%
Lucia Senderos de Gomez(1)(3)                              0.00         24.33            2.93
Officers, directors and alternate directors
    as a group (44 persons)(2)                            68.55          9.42            3.99

(1) Lucia Senderos de Gomez and Fernando Senderos Mestre are siblings. Lucia Senderos de Gomez is the wife of Carlos Gomez y Gomez, a director of Desc.

(2) Includes shares owned by SEN, S.A. de C.V., a corporation wholly-owned by Fernando Senderos Mestre. Does not include the 41,786,915 Series A shares and 6,942,745 Series B shares owned by our pension funds, for which Fernando Senderos Mestre and other officers and directors serve as trustees or members of the investment committee, or shares owned by Lucia Senderos de Gomez. Does not include approximately 9,107,480 Series A shares, and 28,315 Series C shares currently owned by the trust referred to under "Item 11. Compensation of Directors and Officers", as to which Fernando Senderos Mestre has voting control.

(3) Does not include 2,345,030 Series A shares, 564,000 Series B shares and 78,505 Series C shares owned by Carlos Gomez y Gomez, the husband of Lucia Senderos de Gomez.


ITEM 5.  NATURE OF TRADING MARKET.

       All three series of our common stock are listed on the Mexican Stock Exchange. On July 14, 1994, we commenced a public offering of our Series C shares in the national and international markets. In this offering we sold 1,700,000 ADSs in the United States, 600,000 ADSs outside the United States and Mexico and 7,600,000 Series C shares in Mexico. Each ADS represented 4 Series C shares at the time of sale.

       In July 1996, we completed a second public offering of our Series C shares in the national and international markets. In this offering we sold 2,100,000 ADSs in the United States, 750,000 ADSs outside the United States and Mexico and 4,747,802 Series

C shares in Mexico. Concurrent with this offering, we sold an additional 1,578,947 ADSs to a stockholder who was then a director of Desc in a directed placement. Each ADS represented 4 Series C shares at the time of sale.

       The ADSs are evidenced by American Depositary Receipts ("ADRs") issued by Citibank, N.A., as Depositary under the Amended and Restated Deposit Agreement, dated as of June 29, 1994, effective as of July 20, 1994, and amended as of July 15, 1996, among Desc, the Depositary and the holders from time to time of ADRs. Each ADS currently represents twenty Series C shares. The ADSs are traded on the New York Stock Exchange under the symbol "DES." The Mexican Stock Exchange trading symbol for the Series C shares is "Desc C".

       As of April 29, 1999, approximately 267,429,600 of the Series C shares were held in the form of ADSs. It is not practicable for us to determine the proportion of Series C shares beneficially owned by U.S. persons.

       The following table sets forth for the periods indicated the high and low sales prices of the Series C shares on the Mexican Stock Exchange in nominal Pesos and the high and low sales prices of the ADSs on the New York Stock Exchange in Dollars. These prices are not representative of the prices for the Series A and Series B shares for these periods:

                                            MEXICAN                              NEW YORK
                                        STOCK EXCHANGE                        STOCK EXCHANGE
                                           PESOS PER                              DOLLARS
                                        SERIES C SHARE(1)                         PER ADS
                                        -----------------                         -------
                                      HIGH             LOW                  HIGH            LOW
                                      ----             ---                  ----            ---

1997:
  First Quarter                     Ps.11.00         Ps. 8.54               $28.38         $21.75
  Second Quarter                       11.90             9.89                29.25          25.12
  Third Quarter                        16.26            11.54                41.81          29.00
  Fourth Quarter                       16.62            11.98                43.25          28.00


1998:
  First Quarter                     Ps.15.08         Ps.11.28               $37.68         $27.25
  Second Quarter                       13.14             8.69                31.56          18.87
  Third Quarter                        11.48             5.50                25.87           8.87
  Fourth Quarter                       10.50             6.40                21.12          12.62

(1) We have adjusted the sales prices of the Series C shares for the periods presented to retroactivity reflect the 5 for 1 stock split effected on September 8, 1999.

       As of June 25, 1999, the closing sales price of the Series C shares on the Mexican Stock Exchange was Ps.10.24 and the closing sales price of the ADSs on the New York Stock Exchange was $21.81.

       Dine's 8 3/4% Guaranteed Notes due 2007 were listed on the Luxembourg Stock Exchange on June 21, 1999. They are not listed on any other stock exchange. It is not practicable for us to determine the proportion of Dine Notes beneficially owned by U.S. persons.

TRADING ON THE MEXICAN STOCK EXCHANGE

       The Mexican Stock Exchange was founded in 1894 and has operated continuously since 1907. The Mexican Stock Exchange is located in Mexico City and it is Mexico's only stock exchange. The Mexican Stock Exchange is organized as a corporation and its shares are held by 33 brokerage firms. Trading on the Mexican Stock Exchange takes place principally on the floor of the Exchange, which is open each business day between the hours of 8:30 a.m. and 3:00 p.m., Mexico City time. The Mexican Stock Exchange operates a system of automatic suspension of dealing in shares of a particular issuer as a means of controlling excessive price volatility. The automatic suspension system, however, does not apply to equity securities, such as the Desc's Series C shares, which trade, directly or in the form of depositary shares, in markets other than the Mexican Stock Exchange, including the New York Stock Exchange and automated quotation systems.

       Settlement is effected two trading days after a share transaction on the Mexican Stock Exchange. Deferred settlements, even if by mutual agreement, are not permitted without the approval of the Comision Nacional Bancaria y de Valores (the National Banking and Securities Commission or the "CNBV"). Most securities traded on the Mexican Stock Exchange, including our shares, are on deposit with S.D. Indeval, S.A. de C.V., Sociedad para el Deposito de Valores ("INDEVAL"), a privately owned central securities depositary that acts as a clearing house, depositary, custodian, settlement, transfer and registration institution for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities. Holders of ADSs generally will be able to obtain physical certificates representing the C Shares evidenced by the ADSs.

       As of December 31, 1998, the shares of 195 Mexican companies, excluding mutual funds, were listed on the Mexican Stock Exchange. In 1998, the ten most actively traded equity issues represented approximately 64% of the total volume of equity issues (other than mutual funds) traded on the Mexican Stock Exchange, excluding public offerings of securities which were effected on the Mexican Stock Exchange in 1998. There is no active over-the-counter market for equity securities in Mexico. As of December 31, 1998, the total market value of all shares, excluding mutual funds, listed on the Mexican Stock Exchange was Ps.907.4 billion.

ITEM 6.  EXCHANGE RATES AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

EXCHANGE RATES

       Mexico has had a free market for foreign exchange since it repealed its exchange control rules effective November 11, 1991.

       Before December 21, 1994, Banco de Mexico, the Mexican Central Bank, kept the Peso-Dollar exchange rate within a range prescribed by the Mexican Government through intervention in the foreign exchange market. Within the range, the Banco de Mexico generally intervened to reduce day-to-day fluctuations in the exchange rate.

       On December 21, 1994, the Mexican Government announced its decision to suspend intervention by Banco de Mexico and to allow the Peso to float freely against the Dollar. Factors contributing to the decision included the growing size of Mexico's current account deficit, the declining level of Banco de Mexico's foreign exchange reserves, rising interest rates for other currencies, especially the Dollar, and reduced confidence in the Mexican economy on the part of international investors due to political uncertainty. By December 31, 1994 the exchange rate, as quoted by Banco de Mexico, was Ps.5.00 per Dollar, compared to Ps.3.47 per Dollar on December 19, 1994. The Peso was highly volatile throughout 1995, fluctuating between Ps.7.68 and Ps.5.92 per Dollar. The Peso fluctuated between Ps.8.05 and Ps.7.39 per Dollar during 1996, between Ps.8.38 and Ps.7.72 per Dollar during 1997, and between Ps. 10.63 and Ps. 8.03 per Dollar during 1998. As of December 31, 1998, the exchange rate quoted by Banco de Mexico was Ps.9.9395 per Dollar. The Mexican Government has indicated that the band will not be reinstituted, and the free market rate will be permitted to fluctuate according to supply and demand. However, the Mexican Government might not maintain its current policies with regard to the Peso and the Peso might fluctuate significantly in the future.

       Except for the period from September through December 1982 during the Mexican liquidity crisis, Banco de Mexico consistently has made foreign currency available to Mexican private sector entities, such as Desc, to meet their foreign currency obligations and has not adopted any measure to control the availability of foreign currency since November 11, 1991. Nevertheless, if there were renewed shortages of foreign currency, Banco de Mexico might not continue to make foreign currency available to private sector companies, and foreign currency needed by Desc to service foreign currency obligations might be available for purchase in the open market only at substantial additional cost.

       The following table lists, for the periods indicated, the period-end, average, high and low Noon Buying Rate for the purchase and sale of Dollars, presented in each case as the average between the purchase and sale rates, expressed in Pesos per Dollar:

                                                             NOON BUYING RATE
YEAR ENDED                                ----------------------------------------------------
DECEMBER 31,                              PERIOD END     AVERAGE(1)        HIGH          LOW
------------                              ----------     ----------        ----          ---
1994...................................       5.00           3.48           3.11          5.75
1995...................................       7.74           6.53           5.27          8.05
1996...................................       7.88           7.63           7.33          8.05
1997...................................       8.07           7.97           7.72          8.41
1998 ..................................       9.90           9.24           8.04         10.63

-------------
(1)    Average of month-end rates.

RESTRICTIONS ON FOREIGN INVESTMENT.

       Foreign investment in the capital stock of Mexican companies is regulated by the 1993 Ley de Inversion Extranjera (the "FOREIGN INVESTMENT LAW") and the 1998
regulations promulgated under the Foreign Investment Law (the "FOREIGN INVESTMENT REGULATIONS"). The Foreign Investment Law defines foreign investment as (i) the participation of foreign investors in the capital stock of Mexican corporations, or investments made in the capital stock of Mexican corporations by a Mexican corporation in which foreign capital has a majority participation, and (ii) the participation of foreign investors in those activities that are regulated by the Foreign Investment Law. Foreign investors are defined as individuals or entities that are not Mexican nationals. The Comision Nacional de Inversiones Extranjeras (the "FOREIGN INVESTMENT COMMISSION") and the Registro Nacional de Inversiones Extranjeras (the National Registry of Foreign Investments) of the Ministry of Commerce and Industrial Development are responsible for the administration of the Foreign Investment Law and the Foreign Investment Regulations. In order to comply with foreign investment restrictions, Mexican companies typically limit particular classes of their stock to ownership by Mexican individuals and Mexican corporations in which foreign investment has a minority participation.

       As a general rule, the Foreign Investment Law allows foreign investment in up to 100% of the capital stock of Mexican companies except for those engaged in restricted industries. With respect to restricted industries, the Foreign Investment Law not only limits or forbids share ownership but also requires that Mexican stockholders retain the power to determine the administrative control and the management of those corporations. Restricted industries currently include retail trade in gasoline and distribution of liquid petroleum gas, radio broadcasting, credit unions, development banks, land transportation of passengers, tourists and freight in Mexico other than messenger and package delivery services, and the rendering of specified professional and technical services. Desc and its subsidiaries currently do not engage in any restricted industry.

       Under the Foreign Investment Law and our bylaws, the Series C shares are not taken into account in determining compliance with restrictions on foreign ownership due to their limited voting rights. Accordingly, unlike the Series A and B shares, the C shares are not restricted to Mexican ownership. Under applicable law, however, the Series C shares may not be held by foreign governments or official agencies of foreign governments. A holder that directly acquires Series A or B shares in violation of the restrictions on foreign investment contained in our bylaws will not have any of the rights of a stockholder with respect to those shares, the acquisition will be null and void, and the corresponding shares will be cancelled.

       Neither applicable Mexican law nor Dine's bylaws (estatutos sociales) impose any limitation on the right of non-Mexican investors to hold Dine's
8 3/4% Guaranteed Notes due 2007.

ITEM 7.  TAXATION

TAX TREATY BETWEEN THE UNITED STATES AND MEXICO

       The United States and Mexico have signed and ratified a Convention for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income and Protocols thereto. We refer to this Convention as the "TAX TREATY." The Tax Treaty is currently in effect and we summarize below the provisions of the Tax

Treaty that may affect holders of ADSs, Series C shares and Dine Notes who are residents of the United States (as defined in the Tax Treaty).

MEXICAN FEDERAL INCOME TAX CONSIDERATIONS FOR HOLDERS OF ADSs AND SERIES C
SHARES

       The following is a summary of the principal consequences under current Mexican federal tax law and the Tax Treaty of the purchase, ownership and disposition of ADSs or Series C shares by a holder that is not a resident of Mexico. This summary does not address the tax laws of any state or municipality in Mexico. Readers are cautioned that this is not a complete analysis or listing of all potential tax effects that may be relevant to a decision to purchase ADSs or Series C shares.

       For purposes of Mexican taxation, an individual is a resident of Mexico if he has established his home in Mexico, unless he has resided in another country for more than 183 days, whether consecutive or not, during a calendar year and can demonstrate that he has become a resident of that other country for tax purposes. In general, a legal entity established under Mexican law or having its principal management in Mexico is deemed a resident of Mexico. A person having a permanent establishment or a fixed base in Mexico will be regarded as a resident of Mexico and will be required to pay taxes in Mexico in accordance with applicable law in respect of all Mexican-source income.

Taxation of dividends

       As a result of amendments to the Mexican Income Tax Law which became effective on January 1, 1999, dividends paid either in cash or in any other form to Mexican individuals and to all non-Mexican shareholders, whether individuals or entities, with respect to the ADSs or the Series C shares represented by ADSs, are subject to a 5% Mexican withholding tax on the product that results from multiplying the amount of the dividend paid and 1.5385. This results in an effective tax rate of approximately 7.7%. The Tax Treaty limits the rate of withholding tax on dividends to be received by U.S. residents to 5% if the beneficial owner is a company that owns 10% of the voting stock of Desc (a "10% SHAREHOLDER") or 10% for all other U.S. residents. The Tax Treaty is not expected to have a material effect on the Mexican tax consequences to U.S. holders of the ADSs or Series C shares that are not 10% shareholders so long as the rate of withholding tax in effect under Mexican Income Tax Law and regulations is less than the rate imposed by the Tax Treaty.

Taxation of capital gains

       Gains on the sale or other disposition of ADSs by holders who are not residents of Mexico will not be subject to Mexican tax. Deposits of Series C shares in exchange for ADSs and withdrawals of Series C shares in exchange for ADSs will not give rise to Mexican taxes.

       Gains on the sale of Series C shares by holders who are not residents of Mexico will not be subject to any Mexican tax if the transaction is carried out either through the Mexican Stock Exchange or through a recognized exchange. A recognized exchange is an exchange or quotation system that has operated for at least 5 years and has been duly authorized to operate under the laws of a country where taxes on interest from a foreign source are imposed a rate of at least 15% . Gains on the sale or other disposition of Series C shares made in other circumstances may be subject to Mexican taxes.

       The Tax Treaty exempts United States residents from Mexican capital gains taxes on dispositions of stock (whether or not those dispositions are carried out through the Mexican Stock Exchange or a recognized exchange), provided that
(i) during the 12-month period before the disposition, the U.S. resident did not hold, directly or indirectly, an equity interest of 25% or more in the Mexican company, (ii) less than 50% of the assets of the Mexican company consist of immovable property situated in Mexico or (iii) the gain is not attributable to a permanent establishment or fixed base in Mexico of the U.S. resident.

Other Mexican taxes

       There are no Mexican inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of ADSs or Series C shares, although gratuitous transfers of Series C shares may in some circumstances cause a Mexican federal tax to be imposed on the recipient. There are no Mexican stamp, issue, registration or similar taxes or duties payable by holders of ADSs or Series C shares.

MEXICAN FEDERAL INCOME TAX CONSIDERATIONS FOR HOLDERS OF DINE NOTES

       The following is a summary of the principal consequences under current Mexican federal tax law and the Tax Treaty of the purchase, ownership and disposition by a Foreign Holder of Dine's 8 3/4% Guaranteed Notes due 2007, which are fully and unconditionally guaranteed by Desc (the "NOTES"). A "FOREIGN HOLDER" is a holder who (1) is not a resident of Mexico for tax purposes and (2) will not hold Notes or a beneficial interest in Notes in connection with the conduct of a trade or business through a permanent establishment or a fixed base in Mexico. This summary does not address the tax laws of any state or municipality in Mexico. Readers are cautioned that this is not a complete analysis or listing of all potential tax effects that may be relevant to a decision to purchase Notes.

Taxation of payments of interest and principal

       Under the Mexican Income Tax Law, payments of interest made by Dine or by Desc to a Foreign Holder in respect of the Notes will be subject to Mexican withholding taxes assessed at a rate of 10% if, as is the case, the Notes have been registered with the Special Section of the National Registry for Securities and Intermediaries (the "SPECIAL SECTION"). In addition, under a Disposicion Transitoria in effect until December 31, 1999, payments of interest made by Dine or by Desc to a Foreign Holder in respect of the Notes may be subject to a reduced 4.9% Mexican withholding tax rate if in addition to the Notes being registered with the Special Section, (A) the effective beneficiary resides in a country which has entered into a treaty to avoid double taxation with Mexico,
(B) that treaty is in effect, and (C) the requirements for the application of a lower rate established in the treaty are satisfied.

         In addition, under the general rules issued by the Mexican Ministry of Finance and Public Credit (the "REDUCED RATE REGULATION"), payments of interest made by Dine or by Desc to Foreign Holders in respect of Notes will be subject to withholding taxes imposed at a rate of 4.9% (the "REDUCED RATE") until March 31, 2000 (or thereafter if as has been the case in the past, the effectiveness of a rule equivalent to the Reduced Rate Regulation is extended), regardless of the place of residence or tax regime applicable to the Foreign Holder recipient of the interest, if:

       -      the Notes, as is the case, are registered in the Special Section;

       - Dine, as is the case, has timely filed with the Ministry of Finance and Public Credit information relating to the registration of the Notes in the Special Section and to the issuance of the Notes; and

       - Dine timely files each quarter of the calendar year with the Ministry of Finance and Public Credit information representing that no "party related" to Dine, directly or indirectly, is the effective beneficiary of 5% or more of the aggregate amount of the interest payment, and Dine maintains records evidencing compliance with this requirement.

       Under the Reduced Rate Regulation any of the following would be a "party related" to Dine: (1) shareholders of Dine that own, directly or indirectly, individually or collectively with related persons (within the meaning of the Reduced Rate Regulation) more than 10% of Dine's voting stock or (2) corporations if more than 20% of their stock is owned directly or indirectly, individually or collectively by related persons of Dine.

       Apart from the Reduced Rate Regulation, other special rates of Mexican withholding income tax may apply. In particular, under the Tax Treaty, the Mexican withholding tax is reduced to 4.9% (the "TREATY RATE") for some holders that are residents of the United States within the meaning of the Tax Treaty provided they satisfy the circumstances contemplated in the Tax Treaty. However, during 1999, the Tax Treaty is not expected, generally, to have any material effect on the Mexican tax consequences to holders of Notes because, as described above, under Mexican Income Tax Law and regulations as currently in effect, with respect to a United States holder that meets the Reduced Rate Regulation requirements described above, Dine will be entitled to withhold taxes in connection with interest payments under the Notes at the Reduced Rate. From March 2000 and beyond, holders of the Notes should consult their tax advisors as to the possible application of the Treaty Rate.

       Interest paid on Notes held by a non-Mexican pension or retirement fund will be exempt from Mexican withholding tax if the fund (1) has been duly incorporated as a fund pursuant to the laws of its country of origin, (2) is the effective beneficiary of the interest paid, (3) is registered with the Ministry of Finance and Public Credit for that purpose, and (4) is exempt from income taxation in its country of origin and the relevant interest income is exempt from taxes in that country.

       Dine and Desc, as guarantor of the Notes, have agreed, subject to the exceptions and limitations contained in the indenture under which the Notes were issued, to pay additional amounts in respect of the Mexican withholding taxes mentioned above to the holders of the Notes.

       Under the Mexican Income Tax Law, a Foreign Holder will not be subject to any Mexican income taxes in respect of payments of principal made by Dine or by Desc in connection with the Notes.

Taxation of dispositions

       Capital gains resulting from the sale or other disposition of Notes by a Foreign Holder may be subject to a tax at a rate of 10%. However under general rules issued by the Ministry of Finance and Public Credit which are in effect until March 31, 2000, no income tax will apply to any capital gains resulting from the sale or other disposition of the Notes as long as:

       (1) the income tax applicable to interest payments under the Notes is duly withheld and paid to the Ministry of Finance and Public Credit by us, as has been the case; and

       (2)    the Notes, as is the case, are registered in the Special Section.

       The Tax Treaty exempts U.S. residents from Mexican income tax on dispositions of the Notes. However, during 1999, the Tax Treaty is not expected, generally, to have any material effect on the Mexican tax consequences to U.S. residents that own the Notes because under the general rules issued by the Ministry of Finance and Public Credit discussed above, no income tax applies to capital gains resulting from the sale or other disposition of the Notes so long as the criteria described above are met.

Transfer and other taxes

       There are no Mexican stamp, registration, or similar taxes payable by a Foreign Holder in connection with the purchase ownership or disposition of the Notes. A Foreign Holder of Notes will not be liable for Mexican estate, gift, inheritance or similar tax with respect to the Notes, although gratuitous transfers of the Notes may in some circumstances cause a Mexican income tax to be imposed on the recipient.

ITEM 8.  SELECTED FINANCIAL DATA

       The following table presents selected consolidated financial data of Desc for the fiscal years 1994, 1995, 1996, 1997 and 1998. You should read this information in conjunction with the Financial Statements included elsewhere in this annual report. The Financial Statements have been audited by Arthur Andersen, our independent public accountants. The Financial Statements have been prepared in accordance with Mexican GAAP, which differ in significant respects from U.S. GAAP, in particular by requiring Mexican companies to recognize effects of inflation. Notes 16, 17 and 18 to the Financial Statements provide a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to Desc, and a reconciliation to U.S. GAAP of Desc's net income and stockholders' equity. The effect of inflation accounting principles has not been reversed in the reconciliation to U.S. GAAP. Net income information included in the following tables consists of "majority net income," as referred to in the Financial Statements, and therefore is net of minority interests attributable to third party equity interests in some of our subsidiaries, unless the context otherwise requires.

       Beginning with our 1998 financial statements, we have changed the segments that we previously used to report Girsa's operations to reflect more accurately the markets where Girsa's products ultimately are sold. As a result of the new reporting segments, Girsa's "petrochemical" segment includes synthetic rubber, polystyrene, phenol, and carbon black. A second segment, Girsa's "diversified products" segment, includes phosphates, natural pigments, acrylics, laminate plastics, particle board, water proofing products and adhesives. Accordingly, in this annual report, we have restated our financial information for the years ended December 31, 1997, 1996, 1995 and 1994 to reflect the change in the reporting segments.

       Mexico experienced high inflation in some of the periods covered by the Financial Statements. The annual rates of inflation in Mexico, as measured by changes in the NCPI, were 7.1% in 1994, 52.0% in 1995, 27.7% in 1996, 15.7% in
1997 and 18.6% in 1998. In accordance with Mexican GAAP rules on inflation accounting, the Financial Statements recognize effects of inflation and restate data for prior periods in constant Pesos of December 31, 1998. Accordingly, financial data for all periods in the selected consolidated financial information derived from the Financial Statements and presented below have been restated in constant Pesos of December 31, 1998.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                         YEAR ENDED DECEMBER 31,
                                            --------------------------------------------------------------------------------------
                                                1994          1995            1996           1997           1998          1998
                                            -------------  -------------  -------------  -------------  -------------  -----------
                                                                                (In thousands)

INCOME STATEMENT DATA:
   MEXICAN GAAP:
Net sales.................................  Ps.14,745,020  Ps.15,734,457  Ps.16,449,391  Ps.19,162,645  Ps.21,388,858  $2,151,905
Cost of sales.............................     10,799,112     11,387,265     11,635,475     13,952,626     15,410,111   1,550,391
Gross profit..............................      3,945,908      4,347,192      4,813,916      5,210,019      5,978,747     601,514
Operating expenses........................      2,445,139      2,298,372      2,164,233      2,313,010      2,893,555     291,117
Operating income..........................      1,500,769      2,048,820      2,649,683      2,897,009      3,085,192     310,397
Comprehensive financial result............    (3,177,423)    (1,156,006)        957,039         56,543    (1,178,547)   (118,572)
Equity in associated companies and
   unconsolidated subsidiaries............        (4,701)       (90,598)         42,875       (49,497)      (108,170)    (10,883)
Other expense, net........................       (51,840)       (74,683)       (28,050)       (46,846)       (12,973)     (1,305)
Provision for income taxes and
   employee profit sharing................        105,504        200,107        322,061        297,562        434,709      43,735
Income (loss) before extraordinary items..    (1,838,699)        527,426      3,299,486      2,559,647      1,350,793     135,902
Extraordinary items(1)....................      (282,621)       (20,202)      (222,905)         32,220              0           0
Net Income (loss) before minority interest    (2,121,320)        507,224      3,076,581      2,591,867      1,350,793     135,902
Minority interest.........................        148,888       (55,609)      (470,058)      (444,692)      (425,976)    (42,857)
Net income (loss).........................    (1,972,432)        451,615      2,606,523      2,147,175        924,817      93,045
Net income (loss) per share(2)............         (1.46)           0.32           1.81           1.42           0.61        0.06
Net income (loss) per ADS(3)..............        (29.20)           6.40          36.20          28.40          12.20        1.20
Dividends per share.......................           0.26           0.00           0.00           0.14           0.52        0.05
Dividends per ADS.........................           5.20           0.00           0.00           2.80          10.40        1.00

APPROXIMATE U.S. GAAP AMOUNTS:
Net sales.................................  Ps.14,783,186  Ps.15,746,632  Ps.16,489,429  Ps.19,163,031  Ps.21,387,037  $2,151,722
Operating income..........................      1,255,741      2,079,728      2,639,187      2,553,247      2,994,922     301,315
Majority income (loss) from continuing
   operations before extraordinary items..    (2,184,297)      (564,616)      2,697,386      1,215,469      1,097,662     110,434
Net income (loss).........................    (2,184,297)      (564,616)      2,697,386      1,215,469      1,097,662     110,434
Net income (loss) per share(2)............         (1.62)         (0.40)         (1.87)         (0.80)           0.73        0.07
Net income (loss) per ADS(3)..............        (32.40)         (8.00)        (37.40)        (16.00)          14.60        1.40

BALANCE SHEET DATA (AT PERIOD END):
MEXICAN GAAP:
Assets:
Total current assets......................  Ps. 6,879,410  Ps. 5,444,985  Ps. 5,788,357  Ps. 7,584,213  Ps. 7,984,001  $  803,260
Land held for development and real estate
   projects in progress...................      2,966,136      3,372,036      3,058,525      2,647,899      3,415,613     343,640
Investments in shares.....................      1,054,021        859,481        427,483        395,604        125,776      12,654
Property, plant and equipment, net........     13,935,472     13,944,587     12,239,433     12,278,250     13,651,806   1,373,490
Total assets..............................     25,280,514     24,108,103     22,041,260     24,086,242     27,526,337   2,769,389
Liabilities:
Short-term debt(4)........................      5,284,700      3,799,840      2,156,303      2,963,413      3,501,020     352,233
Long-term debt(5).........................      5,595,295      5,931,745      4,682,937      5,332,025      6,866,359     690,815
Total liabilities ........................     13,416,550     12,121,436      9,530,522     10,973,682     13,574,262   1,365,688
Stockholders' equity:
Total stockholders' equity including
   minority interest(6)...................     11,863,964     11,986,667     12,510,738     13,112,560     13,952,075   1,403,701
Total liabilities and stockholders'
   equity(6)(7)...........................     25,280,514     24,108,103     22,041,260     24,086,242     27,526,337   2,769,389

APPROXIMATE U.S. GAAP AMOUNTS:
Property, plant and equipment, net........  Ps.13,334,294  Ps.13,502,326  Ps.11,888,555  Ps.12,697,719  Ps.14,217,183  $1,430,372
Total assets..............................     25,124,866     23,562,366     21,902,512     24,882,820     28,403,132   2,857,602
Short-term debt...........................      5,284,700      3,799,840      2,156,303      2,963,413      3,501,020     352,233
Long-term debt............................      5,595,295      5,931,745      4,682,937      5,332,025      6,866,359     690,815
Stockholders' equity(6)...................      7,198,209      6,770,536      7,729,057      8,588,249      8,223,732     827,379

                                                                         YEAR ENDED DECEMBER 31,
                                            --------------------------------------------------------------------------------------
                                                1994          1995            1996           1997           1998          1998
                                            ------------   ------------   ------------   ------------   ------------   -----------
                                                                                (In thousands)


OTHER DATA:
Working capital(8).......................  Ps. 2,393,686   Ps. 2,052,244  Ps. 1,836,324  Ps. 3,521,530  Ps. 3,768,366  $  379,131
Depreciation and amortization(9)..........       667,981         836,730        811,127        785,329        931,992      93,766
Operating cash flow (EBITDA)(10)..........     2,168,750       2,885,550      3,460,810      3,682,338      4,017,184     404,163
Capital expenditures(11)..................     2,234,934       1,281,395      1,886,218      2,477,344      3,632,885     365,499
Investments in real estate projects(12)...       970,841         708,816        278,572        131,949        445,288      44,800
Dividends paid............................       316,710              --             --        213,060        778,881      78,362
Dividends paid to minority interest.......        79,123              --          9,486        197,524        240,224      24,168
Number of employees.......................        19,288          17,020         18,880         22,152         23,664      23,664
Weighted average shares outstanding......      1,351,615       1,404,215      1,443,300      1,515,183      1,506,981   1,506,981

NET SALES:
Automotive Parts.........................  Ps. 5,873,146   Ps. 4,951,506  Ps. 6,047,256  Ps. 7,839,560  Ps. 8,887,430  $  894,153
Petrochemicals...........................      2,952,068       4,864,832      4,476,068      3,692,771      3,418,124     343,893
Diversified Products.....................      3,082,904       3,702,065      3,425,469      3,428,373      3,491,644     351,290
Food.....................................      1,765,500       1,877,077      2,237,335      3,739,916      4,839,830     486,929
Real Estate..............................      1,071,402         338,977        263,263        441,601        731,621      73,607
Desc(13).................................              0               0              0         20,424         20,209       2,033
                                           -------------   -------------  -------------  -------------  -------------  ----------
Total                                      Ps.14,745,020   Ps.15,734,457  Ps.16,449,391  Ps.19,162,645  Ps.21,388,858  $2,151,905

COST OF SALES AND OPERATING EXPENSES:
Automotive Parts.........................  Ps. 5,189,171   Ps. 4,375,622  Ps. 5,036,558  Ps. 6,662,350  Ps. 7,533,381  $  757,924
Petrochemicals...........................      2,857,925       3,887,550      3,518,524      2,985,360      2,809,898     282,700
Diversified Products.....................      2,762,885       3,315,117      2,985,002      2,986,767      3,035,887     305,437
Food.....................................      1,709,998       1,867,986      2,033,048      3,251,747      4,403,955     443,076
Real Estate..............................        700,512         216,662        200,858        328,698        469,878      47,273
Desc(14).................................         24,410          22,700         25,718         50,714         50,667       5,098
                                           -------------   -------------  -------------  -------------  -------------  ----------
   Total.................................  Ps.13,244,251   Ps.13,685,637  Ps.13,799,708  Ps.16,265,636  Ps.18,303,666  $1,841,508

OPERATING INCOME:
Automotive Parts.........................  Ps.   683,975   Ps.   575,884  Ps. 1,010,698  Ps. 1,177,210  Ps. 1,354,049  $  136,229
Petrochemicals...........................         94,773         977,282        957,544        707,411        608,226      61,193
Diversified Products.....................        320,039         386,948        440,467        441,606        455,757      45,853
Food.....................................         55,502           9,091        204,287        488,169        435,875      43,853
Real Estate..............................        370,890         122,315         62,405        112,903        261,743      26,334
Desc.....................................       (24,410)        (22,700)       (25,718)       (30,290)       (30,458)     (3,065)
                                           -------------   -------------  -------------  -------------  -------------  ----------
   Total.................................  Ps. 1,500,769   Ps. 2,048,820  Ps. 2,649,683  Ps. 2,897,009  Ps. 3,085,192  $  310,397

Equity in associated companies and
   unconsolidated subsidiaries(15)         Ps.   (4,701)   Ps.  (90,597)  Ps.    42,876  Ps.  (49,497)  Ps. (108,170)  $ (10,883)

-------------------------------

       (1) See note 13 to the Financial Statements for more information about extraordinary items.

       (2) Net income per share was calculated by dividing net income by the weighted average number of shares outstanding during the period retroactively reflecting the 5:1 stock split effected on September 8, 1998.

       (3) Calculated as if the applicable number of outstanding shares were all represented by ADSs at a ratio of 20 shares per ADS.

       (4) At December 31, 1998, Ps.3,492,164 of short-term debt represented the Peso equivalent of Dollar-denominated borrowing and the balance of Ps.8,856 of short term debt represented
              Peso-denominated borrowings. See note 9 to the Financial Statements for more information about short-term debt.

       (5) Excludes current portion of long-term debt. At December 31, 1998, Ps.6,675,363 of long-term debt represented the Peso equivalent of Dollar-denominated borrowings, and the balance of Ps.190,996 of long-term debt represented Peso-denominated borrowings.

       (6) Includes variable capital shares. See note 11 to the Financial Statements for more information about stockholders' equity.

       (7) Includes minority interest which does not constitute stockholders' equity under U.S. GAAP.

       (8) Defined as current assets except for cash, less current liabilities except for short-term bank loans and current portion of long-term debt and notes payable.

       (9)    Does not include amortization of goodwill.

       (10) Defined as earnings before interest expense, tax, depreciation and amortization. We have included EBITDA data as a convenience only, because some investors and analysts use it to measure a company's ability to service debt. EBITDA is not a measure of financial performance under either Mexican GAAP or U.S. GAAP and should not be considered an alternative to net income as a measure of operating performance. In evaluating EBITDA, investors should consider that the methodology applied in calculating EBITDA may differ among companies and analysts. Investors relying on EBITDA should take into account that the amount of EBITDA may not be available for debt service due to other commitments and uncertainties in the operation of business.

       (11) Includes expenditures related to the Santa Fe shopping mall in which we have a 50.1% interest, including acquisitions of land, construction costs, permits, architects' and engineering fees and related items. Does not include expenditures for other projects in our real estate sector.

       (12) Includes expenditures made during the relevant period for acquisitions of land, construction costs, permits, architects' and engineering fees and related items, other than expenditures related to the Santa Fe shopping mall.

       (13)   Represents sales by services company.

       (14)   Represents operating expenses allocable to holding company.

       (15) For 1994 and 1995 reflects primarily our equity in the net income of Grupo Financiero InverMexico, S.A. de C.V. (our unconsolidated financial services investment, which has since been renamed Grupo Financiero Santander Mexicano, S.A. de C.V. ("SANTANDER MEXICANO"), and in the corporate services company. For 1996, reflects primarily the corporate services company and a special-purpose company whose only asset is an aircraft. For 1997 and 1998, reflects primarily the adjustment to market value of our Santander Mexicano investment.

DIVIDENDS

       All three series of shares are entitled to the same dividend and distribution rights, and therefore any dividends must be declared and paid in equal amounts with respect to all outstanding shares. We paid cash dividends on the shares in 1994, did not pay cash dividends in 1995 or 1996, paid a stock dividend in 1996, paid both cash and stock dividends in 1997, and paid cash dividends in 1998. The table below presents the cash and stock dividends paid on each share, as well as the number of shares entitled to these dividends during the periods indicated. Dividend per share amounts have not been adjusted for inflation, and reflect share amounts outstanding immediately prior to the distribution of the dividend. Peso amounts have been translated into Dollars at the Noon Buying Rate on the first date that the dividend was available for payment:

                                         NUMBER
                                        OF SHARES
                                        ENTITLED                   DIVIDENDS                 DIVIDENDS
PERIOD                                TO DIVIDENDS               PER SHARE(1)                PER SHARE
------                                ------------               ------------                ---------

1994                                    252,531,258               Ps.0.45                     $ 0.14
1995                                    273,091,084                  0.00                       0.00
1996(2)                                 273,091,084                  0.00                       0.00
1997(3)                                 301,244,072                  0.55                       0.07
1998(4)                                 304,256,513                  1.20                       0.14
1998(5)                               1,492,814,425                  0.25                       0.02

(1) Dividends reflected in the table are in nominal Pesos. If the amounts for 1994-1998 had been restated in constant Pesos of December 31, 1998, the dividends per share would have been Ps.1.30 for 1994, Ps.0.00 for 1995 and 1996, Ps.0.70 for 1997 and (after giving retroactive effect to the 5 for 1 stock split) approximately Ps.0.52 for 1998.

(2) In the second quarter of 1996, we declared a stock dividend to holders of Series A, B and C shares. The stock dividend was issued on May 13, 1996 to stockholders of record on May 9, 1996 and consisted of one Series C share for each 48 previously outstanding Series A, B or C shares. After giving effect to the stock dividend, we had 278,780,482 outstanding shares.

(3) In the second quarter of 1997, we declared a stock dividend to holders of Series A, B and C shares. The dividend was issued on May 9, 1997 to stockholders of record on April 25, 1997 and consisted of one Series

       C share for each 100 previously outstanding Series A, B or C shares. After giving effect to the stock dividend, we had 304,256,513 outstanding shares.

(4)    Paid in May 1998.

(5) Paid in December 1998, after the 5 for 1 split of all our shares effected September 8, 1998.

       In accordance with Mexican Law and our by-laws, at least 5% of our net income, as reflected in the financial statements approved by our stockholders, is allocated to a legal reserve until this reserve equals 20% of our paid-in capital. We increased this reserve in April 1998 to reflect the increase in paid-in-capital caused by the stock dividend declared in 1997. After this allocation, the remainder of our net profits is available for distributions as dividends subject to stockholders' approval and the terms of any applicable law or indebtedness that restricts dividends.

       The declaration, amount and payment of dividends are determined by majority vote of the holders of the Series A shares and the Series B shares, generally, but not necessarily, on the recommendation of our board of directors, and will depend on our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the board of directors and the holders of the Series A and the Series B shares. As a general policy, approximately 35% of the legally available net income of Desc has been paid annually to our stockholders. However, we decided not to pay dividends in 1995 in order to maintain our cash liquidity position; in 1996, we were not permitted to pay cash dividends under the terms of indebtedness that has since been repaid. The indenture that we executed in October 1997 with respect to Dine's 8 3/4% Guaranteed Notes due 2007 limits our ability to pay dividends or make other distributions. In addition, a $120 million credit facility entered into by Desc and a group of banks on December 22, 1998, prohibits us from paying dividends and making any other distribution to our stockholders until at least the first quarter of 2000.

       In the case of the Dine indenture, we are not permitted to pay dividends or make other distributions if at the time of the dividend payment or distribution, a Default or an Event of Default under the indenture has occurred and is continuing, or if the payment or distribution exceeds, in the aggregate since July 1, 1997, the sum of:

              (1) the Consolidated Adjusted Majority Net Income of Desc, which may be positive or negative, earned during the period beginning on January 1, 1997 and ending on the last day of the most recent fiscal quarter of Desc ended on or prior to the date of the proposed dividend payment or distribution, multiplied, if positive, by 50% or, if negative, by 100%; plus

              (2) if the amount determined as specified in clause (1) is positive and if the Dine notes are Investment Grade at the time the dividend payment or distribution is proposed to be made, an additional 25% of the Consolidated Adjusted Majority Net Income of Desc, if positive, for each full fiscal quarter, if any, that falls entirely within the period specified in clause (1) above and in which the Dine notes are Investment Grade during the entire quarter; plus

              (3) the aggregate net cash proceeds received by Desc on or after January 1, 1997 as capital contributions or from the issuance or sale of (x) shares of non-redeemable capital stock of Desc, including upon the exercise of options, warrants or rights, or (y) warrants, options or rights to purchase shares of non-redeemable capital stock of Desc; plus

              (4) the aggregate net cash proceeds received by Desc on or after January 1, 1997 from the issuance or sale of debt securities or redeemable capital stock of Desc that have been converted into or exchanged for non-redeemable capital stock of Desc, to the extent those securities were originally sold for cash, together with the aggregate net cash proceeds, if any, received by Desc at the time of the conversion or exchange; plus

              (5)    $50 million.

       Any amount described in the clauses above and denominated in Pesos will be adjusted to reflect constant Pesos as of the date on which the relevant dividend payment or distribution is proposed to be made. We may make dividend payments or distributions of up to $30 million in the aggregate per fiscal year without regard to the restrictions described in this paragraph so long as there is no Default or Event of Default under the Dine indenture that is continuing.

       In the case of the $120 million credit facility, we are not permitted to pay dividends or make other distributions until we deliver to the banks that are a party to the agreement a copy of our consolidated financial statements for the quarter ended March 31, 2000. Thereafter, we may pay dividends or make other distributions only if (i) the amount of dividends paid to us by our subsidiaries during the four consecutive quarters ended on or immediately prior to the proposed dividend payment or distribution is at least $75 million, (ii) after giving effect to the proposed dividend payment or other distribution we meet the specified interest coverage ratio and have no less than Ps.200 million in unencumbered cash and cash equivalents at the holding company level, and (iii) both before and immediately after giving effect to the proposed dividend payment or other distribution, no default has occurred and is continuing under the agreement.

       The Dine indenture also requires that we maintain a specified consolidated fixed charge coverage ratio, while the $120 million credit facility requires that we maintain a specified interest coverage ratio, a specified minimum consolidated net worth, and specified minimum cash balances at the holding company level and at the consolidated level. Maintaining these ratios may indirectly have the effect of restricting dividends or other distributions. The Dine indenture terminates in October 2007, upon payment and cancellation of the Dine notes, while the $120 million credit facility matures in January 2001. We cannot assure you that we will be able to pay dividends in the future or that any future dividends will be comparable to historical dividends.

       Owners of ADSs are entitled to receive any dividends payable in respect of the Series C shares underlying the ADSs. The Depositary converts cash dividends received by it in respect of Series C shares evidenced by ADSs from Pesos into Dollars and, after deduction or upon payment of expenses of the Depositary, pays these dividends to the holders of ADSs in Dollars.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       You should read the following discussion in conjunction with the Financial Statements included elsewhere in this annual report. The Financial Statements have been prepared in accordance with Mexican GAAP, which differ in significant respects from U.S. GAAP, in particular by requiring Mexican companies to recognize effects of inflation. Notes 16, 17 and 18 to the Financial Statements provide a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to Desc, and a reconciliation to U.S. GAAP of our net income and stockholders' equity. Net income information included in this section consists of "majority net income," as referred to in the Financial Statements, and therefore is net of minority interests attributable to third party equity interests in some of our subsidiaries, unless the context otherwise requires.

       Beginning with our 1998 financial statements, we have changed the segments that we previously used to report Girsa's operations to reflect more accurately the markets where Girsa's products ultimately are sold. As a result of the new reporting segments, Girsa's "petrochemical" segment includes synthetic rubber, polystyrene, phenol, and carbon black. A second segment, Girsa's "diversified products" segment, includes phosphates, natural pigments, acrylics, laminate plastics, particle board, water proofing products and adhesives. Accordingly, in this annual report, we have restated our financial information for the years ended December 31, 1997 and 1996 to reflect the change in the reporting segments.

       Mexico experienced high inflation in some of the periods covered by the Financial Statements. The annual rates of inflation in Mexico, as measured by changes in the NCPI, were 27.7% in 1996, 15.7% in 1997 and 18.6% in 1998.
Mexican GAAP requires that the Financial Statements recognize the effects of inflation. Financial statements are adjusted by applying NCPI factors. As a result, financial statements prepared under Mexican GAAP are stated in constant terms, that is, with adjustment for inflation, rather than in nominal terms. Therefore, all data for all periods in the Financial Statements, and the financial information derived from the Financial Statements and presented in this section, unless otherwise indicated, have been restated in constant Pesos as of December 31, 1998. Increases or decreases shown as percentages reflect variations in constant Pesos. Peso figures are in thousands of constant Pesos, unless otherwise noted.

ECONOMIC CONDITIONS IN MEXICO

       Beginning in December 1994 Mexico experienced an economic crisis characterized by exchange rate instability and devaluation of the Peso, high inflation, high domestic interest rates, negative economic growth, reduced consumer purchasing power and high unemployment. The economic crisis resulted in part from a series of internal disruptions and political and economic events that adversely affected the Mexican economy and undermined the confidence of investors in Mexico. These adverse conditions in Mexico also resulted in an increase in the annual rate of inflation from 7.1% in 1994 to 52.0% in 1995, and a liquidity crisis affecting the ability of the Mexican government and the banking system to refinance or refund maturing debt issues. Mexican interest rates, which averaged 14.1% per annum for 28-day Cetes (Mexican treasury bills) during 1994, increased to an average of 48.4% during 1995. According to government estimates, Mexico's gross domestic product ("GDP") fell by 6.2% in 1995. Mexico's gross international reserves fell sharply at the end of 1994, from $24.5 billion at December 31, 1993 to $6.1 billion at December 31, 1994, and were $15.7 billion at December 31, 1995, as reported by the Banco de Mexico.

       Economic conditions in Mexico improved somewhat during 1996, 1997 and 1998. The inflation rate fell to 27.7% in 1996, interest rates on 28-day Cetes fell to an average 31.3% annual rate in 1996, and on December 31, 1996, the 28-day Cetes rate was 25.7% annually. Mexico's GDP increased by 5.2% in real terms in 1996, and gross international reserves reached $17.5 billion at December 31, 1996, compared to $15.7 billion at December 31, 1995. In 1997, the inflation rate was 15.7%, average interest rates on the 28-day Cetes were 19.8% annually, and on December 31, 1997, the 28-day Cetes rate was 18.8% annually. In addition, in 1997, Mexico's GDP grew by approximately 7.0% in real terms compared to 1996, and gross international reserves reached $28.0 billion at December 31, 1997. In 1998, the inflation rate was 18.6%, average interest rates on the 28-day Cetes were 24.5% annually, and on December 31, 1998, the 28-day Cetes rate was 31.2% annually. In addition, in 1998, Mexico's GDP grew by approximately 4.8% in real terms compared to 1997, and gross international reserves reached $30.1 billion at December 31, 1998.

       The Mexican economic crisis has had a profound impact on most Mexican businesses, including Desc. We experienced a significant decrease in demand in the domestic market for many of our products, particularly real estate and consumer products. However, the devaluation also caused imported products to become more costly and therefore less competitive in Mexico, which allowed domestic manufacturers to take advantage of an import substitution effect. Additionally, for those of our products for which there is an export market, such as automotive parts and chemicals, the devaluation enabled us to compete more effectively in the global marketplace. We cannot predict the effect that adverse economic conditions in Mexico, such as those beginning in December 1994, would have on our financial condition, results of operations or properties.

POLITICAL EVENTS IN MEXICO

       On July 6, 1997, national elections were held in Mexico in which parties opposed to the ruling Institutional Revolutionary Party ("PRI") increased their representation in the Mexican House of Representatives and captured the mayoralty of Mexico City and the governorship of several states of Mexico. For the first time in approximately 60 years, the PRI does not control a majority of the seats in the Mexican House of Representatives. The increased political power of parties opposed to the PRI might result in a change in Mexico's economic policies. Presidential elections are scheduled to occur in July, 2000. The internal designation process of the PRI presidential candidate is being vigorously contested, and the presidential election itself also is expected to be vigorously contested. This has not been the case in the past and may lead to political volatility.

         Since the civil unrest in the southern Mexico state of Chiapas in January 1994, from time to time there have been outbreaks of violence that have resulted in deaths in Chiapas and other southern regions of Mexico. These incidents have contributed to further unrest in the region. Although these acts of violence have occurred far from where we have focused and intend to continue focusing our operations, if this kind of political instability continues or expands, the market price of securities of Mexican issuers, including our shares, ADSs and debt securities, may be adversely affected.

RECENT DEVELOPMENTS

       Shift towards branded products in food sector. In the food sector, our strategy is to gradually shift our product mix away from commodity products to branded products, which have more stable margins. Toward this end, we acquired a 94.3% interest in Corfuerte in September 1997. Corfuerte is a leading manufacturer and distributor of branded products in Mexico and in the southwestern and western regions of the United States. We expanded these operations with the acquisition, in June 1998, of ASF, and the acquisition, in December 1998, of a 60% interest in Nair. ASF is a leading manufacturer of branded Mexican food products in the southwestern and western regions of the United States, and Nair is a Mexican company engaged in the fishing and processing of tuna and other seafood products. We intend to continue growing our branded food products businesses and we may in the future divest certain of our commodity food businesses (such as poultry and shrimp). We are developing our branded food products businesses in partnership with J.P. Morgan Capital Corporation, which purchased an 18.6% interest in each of Corfuerte and Authentic Specialty Corporation (the direct parent of ASF) for an aggregate purchase price of $50 million in 1998. We intend to use Corfuerte as our vehicle for the expansion of this business in Mexico and Authentic Specialty Corporation as our vehicle for the expansion of this business in the United States.

       Joint ventures in synthetic rubber businesses. In December 1998, Girsa and Uniroyal Chemical Company (USA) agreed to enter into a strategic alliance to produce and market Uniroyal's oil-resistant nitrile rubber under the brand name Paracril(R). This synthetic rubber is highly resistant to heat and is used in automotive engines and other automotive parts. The joint venture will be 50% owned by Girsa and 50% owned by Uniroyal. We estimate that the joint venture will start operations in the third quarter of 1999. The joint venture is in the process of building a facility in Tampico, Mexico.

       In February 1999, Girsa and Repsol Quimica, a subsidiary of Spain's Repsol, S.A., agreed to enter into a strategic alliance to jointly produce and market synthetic rubbers used in the manufacturing of products such as asphalt, adhesives and shoes. The joint venture will be 50% owned by Girsa and 50% owned by Repsol Quimica. We believe that the joint venture will be one of the largest world producers of special solution styrene-butadiene rubbers as well as the second largest worldwide producer of hydrogenated thermoplastic rubbers.

RESULTS OF OPERATIONS FOR YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

       The following table provides information derived from our Financial
Statements:

                                                                          YEAR ENDED DECEMBER 31,
                                                            --------------------------------------------------------
                                                                 1996                 1997                1998
                                                            ---------------       -------------       --------------
                                                                       (In thousands, except percentages)
Net sales............................................        Ps. 16,449,391       Ps.19,162,645       Ps. 21,388,858
Cost of sales........................................            11,635,475          13,952,626           15,410,111
Gross margin.........................................                 29.3%               27.2%                28.0%
Operating expense....................................        Ps.  2,164,233       Ps. 2,313,010       Ps.  2,893,555
Operating income.....................................             2,649,683           2,897,009            3,085,192
Operating margin.....................................                 16.1%               15.1%                14.4%
Comprehensive financial result.......................        Ps.    957,039       Ps.    56,543       Ps.(1,178,547)
Equity in associated companies and
   unconsolidated subsidiaries.......................               42,875             (49,497)            (108,170)
Other expenses net...................................              (28,050)            (46,846)             (12,973)
Provisions for income tax and employee
     profit sharing..................................              322,061              297,562              434,709
Extraordinary items, net.............................             (222,905)              32,220                    0
Net majority income..................................             2,606,523           2,147,175              924,817
Depreciation and amortization........................               811,127             785,329              931,992
Capital expenditures(1)..............................             2,164,790           2,609,293            4,078,173
Exports (millions of US dollars).....................                $479.7              $688.0               $822.3

--------------
(1)    Includes investments in real estate projects.

       The following table presents financial data from our consolidated statements of income expressed as a percentage of net sales:

                                                                           YEAR ENDED DECEMBER 31,
                                                                ----------------------------------------------
                                                                   1996              1997                1998
                                                                ----------        ----------          ---------

Net sales............................................           100.0%              100.0%              100.0%
Cost of goods sold...................................            70.7                72.8                72.0
Gross margin.........................................            29.3                27.2                28.0
Operating expenses...................................            13.2                12.1                13.5
Operating margin.....................................            16.1                15.1                14.4
Comprehensive financial result.......................             5.8                 0.3                (5.5)
Equity in associated companies and
   unconsolidated subsidiaries.......................             0.3                (0.2)               (0.5)
Other expenses, net..................................            (0.2)               (0.2)                 --
Majority income (loss)...............................            15.8                11.2                 4.3

       1998 and 1997 compared. Consolidated net sales increased 11.6% in 1998, to Ps.21,388,858 from Ps.19,162,645 in 1997. This increase was due mainly to higher sales in the automotive parts, food and real estate sectors which compensated for decreased sales in the petrochemicals sector and flat sales in the diversified products sector. Export sales increased by 19.5% in 1998 to $822.3 million from $688.0 million in 1997, primarily due to increased exports of automotive parts and shelf-stable food products. Cost of sales increases were less than the increase in sales due to the implementation of cost cutting programs in all sectors and the lower costs of raw materials in the petrochemicals sector, and consequently our gross margin increased to 28.0% in 1998 from 27.2% in 1997. Operating expenses increased 25.1% in 1998 to Ps.2,893,555 from Ps.2,313,010 in 1997 due to the inclusion of acquired operations (namely, Corfuerte, ASF and Nair) that were not included at all, or in the case of Corfuerte, for the entire period, in 1997. These factors led to a 6.5% increase in operating income from Ps.2,897,009 in 1997 to Ps.3,085,192 in 1998. Our operating margin was 14.4% during 1998, compared to 15.1% in 1997 due to lower margins in the petrochemicals and food sectors. The lower margins in the food sector were due to our recently-acquired shelf-stable branded food operations, which typically have more stable but lower margins than Agrobios' other food businesses. Majority net income during 1998 declined 56.9% to Ps.924,817 from Ps.2,147,175 in 1997, primarily due to increased foreign exchange losses that resulted from the devaluation of the Peso relative to the Dollar during 1998 and to the payment of higher taxes in 1998.

       1997 and 1996 compared. Consolidated net sales increased 16.5% in 1997, to Ps.19,162,645, from Ps.16,449,391 in 1996. The increase was due mainly to higher sales in the automotive parts and food sectors and to the recovery of the real estate sector during the second half of 1997, which compensated for decreased sales in the petrochemicals sector. Export sales increased by 43.4% in 1997 to $688.0 million from $479.7 million in 1996 primarily due to increased export sales of automotive parts. Our cost of sales rose 19.9% in 1997 to Ps.13,952,626 from Ps.11,635,475 in 1996 principally due to the higher cost of producing transmissions in the United States with the assets acquired from Borg-Warner and Dana Corporation. Most of these assets were gradually relocated to our plants in Queretaro to improve the profitability of the acquired operations, although a small portion of the assets of the heavy-duty transmissions business remained in Knoxville, Tennessee, where they will continue to be operated by a Unik subsidiary. Because the increase in cost of sales was higher than the increase in sales, gross margin decreased to 27.2% in 1997 from 29.3% in 1996. Operating expenses increased 6.9% in 1997 to Ps.2,313,010 from Ps.2,164,233 in 1996 due to higher administrative expenses associated with the integration of acquired operations, which were only partially offset by slightly lower sales expenses. These factors led to a 9.3% increase in operating income, from Ps.2,649,683 in 1996 to Ps.2,897,009 in 1997. Operating margin was 15.1% during 1997, compared to 16.1% in 1996, due to the costs and expenses incurred during 1997 in operating in the United States the transmission assets acquired from Dana Corporation until their relocation to our plant in Mexico and in integrating the transmission business acquired from Borg-Warner as well as Corfuerte with Desc's existing operations. Majority net income during 1997 declined 17.6% to Ps.2,147,175 from Ps.2,606,523 in 1996 primarily due to a less favorable comprehensive financial result in 1997 of Ps.56,543 compared to Ps.957,039 in 1996.

Automotive Parts

       The following table presents selected operating data for our automotive parts segment:

                                                                         YEAR ENDED DECEMBER 31,
                                                               -----------------------------------------------------
                                                                   1996                  1997               1998
                                                               ------------          ------------       ------------

Net sales...........................................           Ps.6,047,256          Ps.7,839,560       Ps.8,887,430
Cost of goods sold..................................              4,290,594             5,843,232          6,576,909
Gross margin........................................                  29.0%                 25.5%              26.0%
Operating expenses..................................           Ps.  745,965          Ps.  819,118       Ps.  956,472
Operating income....................................              1,010,698             1,177,210          1,354,049
Operating margin....................................                  16.7%                 15.0%              15.2%
Depreciation and amortization.......................           Ps.  325,492          Ps.  370,582       Ps.  437,486
Capital expenditures(1).............................                892,775               837,639            829,816

--------------------

(1) Includes the acquisition of the manual transmissions business of Borg-Warner in 1996 and the acquisition of the heavy duty transmissions business of Dana Corporation in 1997.

       1998 and 1997 compared. The automotive parts sector's net sales for 1998 increased 13.4% to Ps.8,887,430 from Ps.7,839,560 in 1997. This increase was due to the continued recovery of the domestic market, the continued growth in exports, and full-year consolidation of the transmission business acquired from Dana. Exports were $550.4 million in 1998, representing an increase of 19.3% from $461.2 million in 1997, and accounted for 61% of this sector's sales in 1998 as compared to 58.3% in 1997. This increase in exports was primarily due to sales of transmissions by the businesses acquired from Dana and Borg-Warner. Cost of sales rose 12.6% in 1998 to Ps.6,576,909 from Ps.5,843,232 in 1997 principally due to the full-year consolidation of the transmission business acquired from Dana. Operating expenses increased 16.8% in 1998 to Ps.956,472 from Ps.819,118 due principally to higher administrative expenses incurred as a result of the integration of the transmission operations acquired from Dana. All of the above boosted operating income by 15.0% from Ps.1,177,210 in 1997 to Ps.1,354,049 in 1998. Operating margin increased slightly to 15.2% in 1998 from 15.0% in 1997.

       1997 and 1996 compared. The automotive parts sector's net sales for 1997 increased 29.6% to Ps.7,839,560 from Ps.6,047,256 in 1996. This increase was due to the continued recovery of the domestic market (including a 45% increase in domestic sales of Mexican vehicles), the continued growth in exports and the integration of the manual transmissions businesses acquired from Borg-Warner and Dana Corporation. Exports amounted to $461.2 million in 1997, representing an increase of 66.9% from $276.3 million in 1996 and accounted for 58.3% of this sector's sales in 1997 as compared to 52.7% in 1996. This increase in exports was primarily due to sales of transmissions from the businesses acquired from Borg-Warner and Dana Corporation. Cost of sales rose 36.2% in 1997 to Ps.5,843,232 from Ps.4,290,594 in 1996, due to the relatively higher cost of producing transmissions in the United States with the assets acquired from Borg-Warner and Dana Corporation. Most of these assets were gradually relocated to our plants in Queretaro to increase the profitability of the acquired operations, although a small portion of the assets of the heavy-duty transmissions business remained in Knoxville, Tennessee, where they will continue to be operated by a Unik subsidiary. Because the increase in cost of sales was higher than the increase in sales, gross margin declined to 25.5% in 1997 from 29.0% in 1996. Operating expenses increased 9.8% in 1997 to Ps.819,118 from Ps.745,965 in 1996 due principally to higher administrative expenses incurred as a result of the integration of the operations acquired from Borg-Warner and Dana Corporation. All of the above boosted operating profits by 16.5% from Ps.1,010,698 in 1996 to Ps.1,177,210 in 1997. Operating margin decreased to 15.0% in 1997 from 16.7% in 1996.

Petrochemicals

       The following table presents selected operating data for our petrochemicals segment:


                                                                      YEAR ENDED DECEMBER 31,
                                                         -----------------------------------------------
                                                             1996             1997             1998
                                                         -------------    -------------    -------------
                                                                (In thousands, except percentages)

Net sales............................................    Ps. 4,476,068    Ps. 3,692,771    Ps. 3,418,124
Cost of goods sold...................................        2,925,801        2,527,543        2,287,022
Gross margin.........................................            34.6%            31.6%            33.1%
Operating expenses...................................    Ps.   592,733    Ps.   457,817    Ps.   522,876
Operating income.....................................          957,544          707,411          608,226
Operating margin.....................................            21.4%            19.2%            17.8%
Depreciation and amortization........................    Ps.   232,804    Ps.   162,121    Ps.   171,889
Capital expenditures.................................          283,394           58,411          221,882

       1998 and 1997 compared. During 1998, net sales declined by 7.4%, from Ps.3,692,771 in 1997 to Ps.3,418,124. The decline in sales was due to a combination of lower international prices for petrochemicals, particularly synthetic rubber and polystyrene, and increased competition faced by our products in most markets, which were only partially offset by an increase of 5% in sales volume during the year. Cost of sales decreased 9.5% from Ps.2,527,543 in 1997 to Ps.2,287,022 in 1998 due to the implementation of cost reduction measures (such as projects to improve synthetic rubber, carbon black and polystyrene production efficiency), increased capacity utilization and lower raw material prices. As a result gross margin increased to 33.1% in 1998 from 31.6% in 1997. Operating expenses increased 14.2% in 1998, to Ps.522,876 from Ps.457,817 in 1997 reflecting increases in transportation and technology expenses. Operating profits declined 14.0% to Ps.608,226 in 1998 from Ps.707,411 in 1997 as a result of the decrease in sales. Operating margin decreased to 17.8% in 1998 from 19.2% in 1997.

       1997 and 1996 compared. During 1997, net sales declined by 17.5%, from Ps.4,476,068 in 1996 to Ps.3,692,771. The decline in sales was due to lower international prices for petrochemicals, particularly synthetic rubber and polystyrene, which were only partially offset by an increase in sales volume during the year. The increase in sales volume, cost reduction measures (such as projects to improve synthetic rubber, carbon black, polystyrene production efficiency) and greater utilization of installed capacity, led to a 13.6% decrease in the cost of sales in 1997, from Ps.2,925,801 in 1996 to Ps.2,527,543, resulting in a decrease in gross margins to 31.6% in 1997 from 34.6% in 1996. As a result of lower administrative expenses reflecting the rationalization of resources, operating expenses decreased 22.8% from Ps.592,733 in 1996 to Ps.457,817 in 1997. Operating income declined 26.1%, from Ps.957,544 in 1996 to Ps.707,411 in 1997 as a result of the decrease in sales. Operating margin decreased to 19.2% in 1997 from 21.4% in 1996.

       The petrochemicals industry is a cyclical business that experienced favorable conditions from mid-1994 until mid-1997. In 1998, however, the petrochemicals cycle returned to the depressed conditions of early 1994, resulting in lower prices, and these depressed conditions might continue for an extended period. We believe that our focus on specialty products, low cost production and growth in production capacity during the last few years are likely to mitigate the effects of the generally adverse conditions that currently exist in the global chemicals market, but this might not be the case.

Diversified Products

       The following table presents selected operating data for our diversified products segment:

                                                                     YEAR ENDED DECEMBER 31,
                                                         -----------------------------------------------
                                                             1996             1997             1998
                                                         -------------    -------------    -------------
                                                                     (In thousands, except percentages)

Net sales............................................    Ps. 3,425,469    Ps. 3,428,373    Ps. 3,491,644
Cost of goods sold...................................        2,481,688        2,479,014        2,513,399
Gross margin.........................................            27.6%            27.7%            28.0%
Operating expenses...................................    Ps.   503,314    Ps.   507,753    Ps.   522,488
Operating income.....................................          440,467          441,606          455,757
Operating margin.....................................            12.9%            12.9%            13.1%
Depreciation and amortization........................    Ps.   107,747    Ps.    88,615    Ps.    93,120
Capital expenditures.................................          324,992          273,778          185,408

       1998 and 1997 compared. During 1998, net sales increased 1.8% from Ps.3,428,373 in 1997 to Ps. 3,491,644. This increase in net sales reflects increased sales volumes in adhesives and fertilizers and increased market shares in phosphates, pigment and laminates. Cost of sales increased 1.4% from Ps.2,479,014 in 1997 to Ps.2,513,399 in 1998. The increase in cost of sales was less than the increase in sales due to lower costs of raw materials and more efficient capacity utilization in 1998. Gross margins increased slightly to 28.0% in 1998 from 27.7% in 1997. Operating expenses increased 2.9% reflecting increased advertising and marketing expenses in 1998. As a result of the factors mentioned above, operating income increased 3.2% to Ps.455,757 in 1998 from Ps.441,606 in 1997. Operating margins increased to 13.1% in 1998, compared to 12.9% in 1997.

       1997 and 1996 compared. During 1997, net sales increased 0.1%, from Ps.3,425,469 in 1996 to Ps.3,428,373. This slight increase in net sales was due to increases in the sales volumes of adhesives and water proofing agents which were partially offset by the inability to raise the prices of our consumer products to reflect the full rate of inflation. As a result of more efficient capacity utilization and lower prices of raw materials, the cost of sales decreased 0.1%, from Ps.2,481,688 in 1996 to Ps.2,479,014 in 1997. Operating expenses increased 0.9% to Ps.507,753 in 1997 from Ps.503,314 in 1996. As a result, operating income increased 0.3%, from Ps.440,467 in 1996 to Ps.441,606 in 1997, and operating margin remained unchanged at 12.9%.

Food

       The following table presents selected operating data for our food segment:

                                                           YEAR ENDED DECEMBER 31,
                                             ------------------------------------------------
                                                  1996            1997              1998
                                             ------------   --------------     --------------
Net sales................................... Ps.2,237,335    Ps. 3,739,916      Ps. 4,839,830
Cost of sales...............................    1,829,215        2,864,214          3,659,618
Gross margin................................        18.2%            23.4%              24.4%
Operating expenses.......................... Ps.  203,833    Ps.   387,533      Ps.   744,337
Operating income............................      204,287          488,169            435,875
Operating margin............................         9.1%            13.1%               9.0%
Depreciation and amortization............... Ps.  125,314    Ps.   136,174      Ps.   180,331
Capital expenditures........................      357,678        1,039,409          1,967,332

-----------------

(1) For 1996, includes the purchase of shares of Campi, which was formerly known as Univasa, from ConAgra. For 1997, includes the acquisition of Corfuerte. For 1998, includes the acquisitions of ASF and Nair. See "Item 1. Description of Business--Food" for more information about these acquisitions.

       1998 and 1997 compared. During 1998, net sales increased 29.4%, to Ps.4,839,830 from Ps.3,739,916 in 1997 due to the inclusion in 1998 of the operations of Corfuerte for the entire year, of ASF for six months and of Nair for one month. Cost of sales increased 27.8% from Ps.2,864,214 in 1997 to Ps.3,659,618 in 1998 reflecting the costs of sales of Corfuerte, ASF and Nair which were not included in the 1997 period, which were only partly offset by increases in the prices of poultry and pork in 1998. Similarly, operating expenses rose 92.1% to Ps.744,337 in 1998 from Ps.387,533 in 1997 principally due to the inclusion of Corfuerte's operations for the full year and the integration of ASF and Nair with Agrobios' existing operations in 1998. These factors led to a 10.7% decline in operating income, from Ps.488,169 in 1997 to Ps.435,875 in 1998. Operating margin declined from 13.1% in 1997 to 9.0% in 1998. The decline in margins reflects the more stable but lower margins of our shelf-stable branded food businesses compared to Agrobios' other food businesses.

       1997 and 1996 compared. During 1997, net sales increased by 67.2% to Ps.3,739,916, compared to Ps.2,237,335 in 1996, due to price and volume increases in chicken and pork and to the acquisition in September 1997 of Corfuerte. Cost of sales increased 56.6% from Ps.1,829,215 in 1996 to Ps.2,864,214 in 1997, which was less than the increase in net sales because grain prices were lower in 1997 and fixed costs were spread over larger volumes. Operating expenses rose by 90.1% to Ps.387,533 in 1997 from Ps.203,833 in 1996 principally due to administrative expenses incurred to integrate Corfuerte's operations. Improved sales prices, efforts to reduce expenses, lower grain prices and greater capacity utilization of the farms all led to an increase in operating income of 139.0%, from Ps.204,287 in 1996 to Ps.488,169 in 1997. Operating margin increased from 9.1% in 1996 to 13.1% in 1997.

Real Estate

       The following table presents selected operating data for our real estate segment:

                                                                        YEAR ENDED DECEMBER 31,
                                             -----------------------------------------------------------------------------
                                                       1996                        1997                        1998
                                             ----------------------     ----------------------      ----------------------
                                                                    (In thousands, except percentages)
Net sales
    Residential(1).......................    Ps.             28,772     Ps.             98,877      Ps.            445,430
    Tourism/resort(2)....................                   124,591                     72,687                      61,043
    Commercial(3)........................                   109,900                    270,037                     225,148
                                             ----------------------     ----------------------      ----------------------
      Total..............................                   263,263                    441,601                     731,621
Cost of sales(4).........................                   108,177                    238,623                     373,163
Gross margin.............................                     58.9%                      46.0%                       49.0%
Operating expenses.......................    Ps.             92,681     Ps.             90,075      Ps.             96,715
Operating income.........................                    62,405                    112,903                     261,743
Operating margin.........................                     23.7%                      25.6%                       35.8%
Depreciation and amortization............    Ps.             17,417     Ps.             16,840      Ps.             23,844
Capital expenditures(5)..................                    12,657                    229,924                     571,152
Investments in real estate projects(6)...                   278,572                    131,949                     229,518

---------------

(1) For 1996 and 1997, reflects Bosques de las Lomas La Punta. For 1998 reflects Bosques de Santa Fe.
(2)    Punta Ixtapa.
(3)    Arcos Bosques Corporativo and Santa Fe shopping mall.
(4) Includes recognized cost of land, subcontracted construction costs, permit costs, architects' and engineering fees and related costs. These costs are recognized proportionately as revenues are received for the particular project.
(5) Includes expenditures made during the relevant period related to the Santa Fe shopping mall, in which we hold a 50.1% interest, including acquisitions of land, construction costs, permits, and architects' and engineering fees. Does not include expenditures for other projects in our real estate sector which are being developed for sale.
(6) Includes expenditures made during the relevant period for acquisitions of land, construction costs, permits, architects' and engineering fees and related items, except for expenditures related to the Santa Fe shopping mall.

       1998 and 1997 compared. During 1998, net sales in this sector grew significantly due to the continued recovery shown in the real estate market in Mexico during the first half of 1998. Sales rose by 65.7% from Ps.441,601 in 1997 to Ps.731,621 in 1998, mainly due to sales in the Bosques de Santa Fe project, which we launched in 1998, as well as to increased sales in the Hacienda de las Palmas and La Punta projects during 1998. Cost of sales increased 56.4% to Ps.373,163 in 1998 from Ps.238,623 in 1997. The increase in sales was higher than the increase in cost of sales because our sales mix in 1998 included more properties with a relatively high profit margin. Gross margin rose to 49% in 1998 from 46% in 1997. Operating expenses declined substantially as a percentage of sales, from 20.4% in 1997 to 13.2% in 1998, and were Ps.96,715 in 1998 compared to Ps.90,075 in 1997. As a result, operating income increased 131.8%, to Ps.261,743 in 1998 from Ps.112,903 in 1997. The operating margin in 1998 rose to 35.8% compared to 25.6% in 1997.

       1997 and 1996 compared. During 1997, net sales in this sector grew significantly due to the recovery shown in the real estate market in Mexico. Sales rose by 67.7%, from Ps.263,263 in 1996 to Ps.441,601 in 1997 due to higher sales of residential and office space and increased occupancy in the Santa Fe shopping mall. Cost of sales increased 120.6% to Ps.238,623 in 1997, compared to Ps.108,177 in 1996. Cost of sales increased more than sales because the sales mix included more properties with a relatively low profit margin. Consequently, gross margin declined to 46.0% in 1997 from 58.9% in 1996. Operating expenses declined substantially as a percentage of sales, from 35.2% in 1996 to 20.4% in 1997, and were Ps.90,075 in 1997, compared to Ps.92,681 in 1996. The decrease in operating expenses was due to a reduction in sales-related expenses and cutbacks in administrative expenses. As a result, operating income increased 80.9% to Ps.112,903 in 1997 from Ps.62,405 in 1996 and operating margin for 1997 was 25.6% compared to 23.7% in 1996.

Comprehensive financial result

       Comprehensive financial result includes: (1) interest expense paid by us on financing, (2) interest earned by us on temporary investments, (3) foreign exchange gains or losses on our foreign currency-denominated monetary assets or liabilities, and (4) monetary earnings or losses due to the effects of inflation on our net monetary liability or asset position. To the extent that our monetary liabilities exceed our monetary assets during inflationary periods, we will generate a monetary position gain.

       The following table presents the components of our comprehensive financial result for each of the periods indicated:

                                                                 YEAR ENDED DECEMBER 31,
                                              ---------------------------------------------------------------
                                                   1996                   1997                        1998
                                              ------------           ------------              --------------
                                                            (In thousands, except percentages)
Interest expense.........................     Ps.(861,416)           Ps.(762,936)              Ps.  (807,764)
Interest income..........................          383,184                375,837                     306,082
Exchange loss, net.......................        (108,733)              (278,082)                 (1,549,290)
Gain on monetary position................        1,544,004                721,724                     872,425
Comprehensive financial result...........     Ps.  957,039           Ps.   56,543              Ps.(1,178,547)

       1998 and 1997 compared. In 1998, the comprehensive financial result showed a loss of Ps.(1,178,547) compared with a gain of Ps.56,543 in 1997. This change is attributable principally to the following factors: (1) a 5.9% increase in interest expense from Ps.(762,936) in 1997 to Ps.(807,764) in 1998 due to higher interest rates and an increased consolidated debt in 1998; (2) an 18.6% decline in interest income in 1998 from Ps.375,837 in 1997 to Ps.306,082 due to Desc's lower cash position during 1998; and (3) a greater variation in the Peso-Dollar exchange rate during 1998, which resulted in a foreign exchange loss of Ps.(1,549,290) which was 457.1% higher than the exchange loss of Ps.(278,082) in 1997. These factors were only partially offset by a 20.9% increase in the monetary position gain in 1998 to Ps.872,425 from Ps.721,724 in 1997 which resulted from higher inflation during 1998 and an increase in monetary liabilities.

       1997 and 1996 compared. In 1997, the comprehensive financial result declined 94.1%, representing a gain of Ps.56,543, compared to a gain of Ps.957,039 in 1996. This change is attributable principally to the following factors: (1) lower interest rates for Mexican securities denominated in Pesos, which led to lower interest income during 1997, declining 1.9%, to Ps.375,837 in 1997 compared to Ps.383,184 in 1996; (2) a greater variation in the Peso-Dollar exchange rate during 1997, which resulted in a foreign exchange loss of Ps.(278,082) which was 155.7% greater than 1996's foreign exchange loss of Ps.(108,733); and (3) a 53.3% decline in the monetary position gain to Ps.721,724 for 1997 from Ps.1,544,004 for 1996 due to lower inflation during 1997. These factors were only partially offset by an 11.4% decrease in interest expense, which declined from Ps.(861,416) in 1996 to Ps.(762,936) in 1997 due to a reduction in interest rates, a more efficient financial structure and the refinancing of high cost short-term debt with long-term debt at competitive rates.

Income taxes and employee profit sharing

       In Mexico, until 1998, the nominal corporate income tax rate was 34% of the taxable profits of a company for the fiscal year. The nominal corporate tax rate, however, may not be less than 1.8% of the average value of a company's assets, subject to some adjustments, whether or not the company has had taxable income for the year. As a result of amendments to the Mexican income tax law which became effective on January 1, 1999, the nominal corporate income tax rate has been increased to 35%. Under the amended tax law, companies will be permitted to defer a portion of their income tax liability on their net taxable income until dividends are paid from that income. For 1999, companies initially will be required to pay income tax at a 32% rate, with the remaining 3% income tax liability payable on a proportional basis upon the distribution of dividends. In 2000 and thereafter, the initial income tax liability will be 30% and the portion that may be deferred will be increased to 5%. The amendments to the Mexican income tax laws also limit the extent to which the consolidated tax liability of a holding company such as Desc may be reduced by offsetting tax liabilities in some subsidiaries against tax losses in other subsidiaries, to 60% of our equity interest in the relevant subsidiaries.

       In addition, aside from wages and agreed-upon fringe benefits, we and each of our subsidiaries are required by law to provide to our workers a share of our profits equal to 10% of taxable profit of the relevant company, calculated before any adjustments for inflation or amortization of fiscal losses of previous years. The combined statutory rates of corporate income tax and profit sharing were 44.0% for 1996, 1997 and 1998 and are expected to be 45.0% for 1999.

       Under Mexican GAAP, companies do not register the effect of deferred taxes for recurring differences between expenses falling under the heading of taxes in financial statements and taxes which are actually paid. These differences, together with other differences between profits registered on our books for accounting purposes and taxable profits, resulted in an effective rate of taxation for us that was lower than the statutory rate. Our combined effective rate of corporate income taxation and profit sharing was 8.9% in 1996, 10.4% in 1997, and 24.3% in 1998. Due to recent changes in Mexico's income tax laws, we expect our combined effective tax rate of corporate income taxation and profit sharing for 1999 to be approximately 29%.

       In 1998, income tax and profit sharing rose 46.1% from Ps.297,562 in 1997 to Ps.434,709 in 1998. This increase was due primarily to there being no tax losses from previous years left for us to utilize in 1998.

       In 1997, income tax and profit sharing decreased 7.6% from Ps.322,061 in 1996 to Ps.297,562. This decrease was due primarily to lower operating profits and higher foreign exchange losses during 1997 and to the utilization of tax losses from previous years.

       In 1996, income tax and profit sharing rose 60.9%, increasing from Ps.200,106 in 1995 to Ps.322,061. This increase was due primarily to increased operating profits and comprehensive result of financing during 1996.

Extraordinary items

       During 1998, we did not record extraordinary items.

       During 1997, we recorded extraordinary income of Ps.32,220. This income resulted from the use of a full absorption cost method to value inventories in the automotive parts sector which before 1997 had been valued using direct cost accounting.

       During 1996, we incurred extraordinary expenses of Ps.222,909. These expenses were principally due to the partial write-off of the value of our equity investment in Santander Mexicano, and to a lesser extent, to provisions for the impairment of assets.

U.S. GAAP RECONCILIATION

       In 1998, we had net income under U.S. GAAP of Ps.1,097,662 compared to net income under Mexican GAAP of Ps.924,817. The net increase of Ps.172,845 was due mainly to the recognition of deferred taxes and employee profit sharing, net of their monetary gain and the effect of the minority interest. The other major differences relate to the recognition of the benefits of tax consolidation, as well as the minority interest and inflation effect of the U.S. GAAP adjustments.

       In 1997, we had net income under U.S. GAAP of Ps.1,215,469 compared to net income under Mexican GAAP of Ps.2,147,175. The net decrease of Ps.931,706 was due mainly to the recognition of deferred taxes and employee profit sharing, net of their monetary gain and the effect of the minority interest. The other major difference related to (1) the adoption of full absorption cost accounting in Unik beginning in 1997 and (2) the recognition of the benefits of tax consolidation.

       In 1996, we had net income under U.S. GAAP of Ps.2,697,386 compared to net income under Mexican GAAP of Ps.2,606,523 in 1996. The net increase of Ps.90,863 was due to the reversal of the write-down of our investment in Santander Mexicano to market value. This write-down was made under U.S. GAAP in 1995 and under Mexican GAAP in 1996. The other major differences are related to
(1) the effect of direct cost accounting in Unik, which is reconciled to full absorption cost method for U.S. GAAP purposes, (2) the benefits of tax consolidation, which are not recognized for Mexican GAAP purposes until the consolidated return is filed, and (3) the monetary gain derived from U.S. GAAP liabilities, which are mainly deferred income taxes and employee profit sharing.

       Beginning in 1996, Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation", requires companies to record or disclose the effect of stock-based compensation, recognizing compensation cost of stock options using the anticipated market price of shares and other factors, rather than market price at the date of grant. The additional disclosures required by SFAS 123 are not considered to be material to the consolidated financial statements.

       For a further description of these and other adjustments under U.S. GAAP, see notes 16, 17 and 18 to the Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

       We have significant liquidity due to our internal generation of cash flow, defined as earnings before interest expense, tax, depreciation and amortization. We generated cash flow of Ps.3,460,810 during 1996, Ps.3,682,338 during 1997, and Ps.4,017,184 during 1998. We used this cash flow mainly to finance capital expenditures and to service and repay debt. As of December 31, 1998, we had cash and marketable securities totaling Ps.223,487 on a non-consolidated basis, and Ps.1,008,752 on a consolidated basis.

       Under Mexican GAAP, we present our consolidated statement of changes in financial position in accordance with Bulletin B-12, which identifies the generation and application of resources representing differences between beginning and ending financial statement balances in constant Pesos. The changes shown in the Financial Statements do not represent cash flow activities. See note 16 to the Financial Statements for more information about these changes.

       As of December 31, 1998, our consolidated Dollar-denominated liabilities were $1.11 billion and our net consolidated Dollar-denominated liabilities after deducting Dollar-denominated assets, which consist principally of cash, were $836 million.

       At the corporate level, Desc has no substantial operations of its own and, consequently, we depend on dividends and other payments from our subsidiaries and income tax refunds for virtually all of our cash flow.

       Dividends from subsidiaries. It is our general policy that each of our four principal subsidiaries pay to Desc (and other stockholders of the subsidiary) dividends equal to at least 50% of the subsidiary's annual consolidated net income legally available for distribution. This percentage may be significantly lower in some cases, such as when the subsidiary proposes to make large capital expenditures or when its profits decline. As a general policy, Desc, S.A. de C.V. has paid approximately 35% of its legally available net income to stockholders, although it did not pay cash dividends in 1996. As discussed under "--Financing activity" below, we have agreed under a $120 million credit agreement that we will not pay dividends to our stockholders in 1999. We intend to refinance this facility in 1999.

       During 1998, our subsidiaries paid dividends of approximately Ps.1,620,134, representing in total approximately 62.5% of the subsidiaries' 1997 net income. Approximately Ps.1,379,910 of these total dividends were paid to Desc and the balance were paid to minority interests.

       During 1997, our subsidiaries paid dividends of approximately Ps.1,159,582, representing in total approximately 37.7% of the subsidiaries' 1996 net income. Approximately Ps.961,858 of these total dividends were paid to Desc and the balance were paid to minority interests.

       Income tax refunds. Under Mexican income tax law, each year, each of our consolidated subsidiaries has been required to pay to Desc the amount of tax it would have paid to the Mexican Government in respect of its annual taxable income and assets had the subsidiary filed a separate return. These payments were made pro rata based on our proportionate equity interest in the subsidiary making the payment. We were required to collect these tax payments and pay to the Mexican Government the amount of tax due on behalf of Desc and its subsidiaries calculated on a consolidated basis. We generally made payments in respect of each year early in the following year, after completion of our year-end audit. As a result of amendments to Mexican income tax law which became effective on January 1, 1999, each subsidiary now makes all income tax payments directly to the Mexican Government.

       In Mexico, each corporation is required to pay income tax for each year in an amount not less than 1.8% of the average value of its assets (subject to some adjustments), whether or not the corporation had taxable income for the year. Because we are entitled to apply this requirement on the basis of our consolidated taxable income, we generally have been able to reduce our consolidated tax liability below the aggregate amount of tax payments we have received from our subsidiaries, depending on how many subsidiaries made payment based on the minimum tax and the extent of consolidated taxable income compared to consolidated taxable assets. Any amount by which these tax payments to Desc exceeded our consolidated tax liability for any year was retained by Desc and therefore provided a source of cash at the parent company level. We refer to these excess payments as "refunds." These refunds and the Mexican tax system are addressed in notes 2 and 12 to the Financial Statements. With some exceptions, the amendments to the Mexican income tax laws that became effective on January 1, 1999, limited the extent to which we may reduce our consolidated tax liability by offsetting tax liabilities in some of our subsidiaries against tax losses in other subsidiaries, to 60% of our equity interest in the relevant subsidiaries. We do not expect these changes to have a significant impact on our results of operations and financial condition.

       Uses of funds. At the Desc level, we utilize cash primarily to pay taxes, service debt and pay dividends. During 1998, we received Ps. 1,379,910 in dividends from our subsidiaries, which we used to pay dividends to our stockholders totaling Ps.778,881 and to service debt. During 1997, we received Ps.961,858 in dividends from our subsidiaries, which we used to pay dividends to our stockholders totaling Ps.213,060 and to increase our cash position. In 1996, we received Ps.454,074 in dividends from our subsidiaries, which we used primarily to pay short-term loans. The dividend policies of the entity proposing to pay the dividend may change at the discretion of its stockholders. In addition, general limitations under Mexican corporate law apply to the amount of dividends payable by each of Desc and our direct and indirect subsidiaries.

Financing activity

       Our principal subsidiaries generally do not rely on Desc or each other for financing, except when substantial capital expenditures are to be made and in other limited circumstances. When intercompany financing has been needed, Desc has generally provided it by means of capital contribution and not by intercompany loans. In the past, our subsidiaries have made several debt offerings in the capital markets with Desc's guaranty. As described below, presently there are outstanding notes issued by Dine which have been guaranteed by Desc. We anticipate that Desc alone will make future debt offerings in the capital markets. The proceeds of any future offerings of this kind, to the extent required by a subsidiary, would be provided to the subsidiary either by means of capital contribution or intercompany loan, as determined by Desc at the time.

       In June 1996, our automotive parts sector refinanced $50 million of its short-term debt through a syndicated loan with a group of banks led by Morgan Guaranty Trust Company of New York. This loan is linked to a long-term export contract signed by our borrower subsidiary Spicer with Dana, the minority stockholder in Spicer. A $50 million loan refinanced by Spicer in December 1995 is also linked to this export contract. Under the export contract, Dana is obligated to make sufficient purchases of automotive parts to generate the cash necessary to pay the loan installments and is required to cover installments which Spicer cannot pay if Dana fails to make the required purchases. Spicer would be obligated to repay Dana for these amounts. Principal on the loan is payable semi-annually over seven years. Payments on this loan commenced in September 1996. At December 31, 1998, $34.2 million was outstanding on this loan. Desc entered into an interest rate swap agreement to guarantee a fixed interest rate of 7.342%, net of taxes with respect to this loan. As a result, we have hedged against any fluctuations in interest rates on this loan.

       In July 1996, we completed a second public offering of our Series C shares in the Mexican and international markets. In connection with this offering, we issued a total of 16,147,802 Series C shares to investors, including 11,400,000 Series C shares represented by 2,850,000 ADSs. Concurrent with this offering, we sold an additional 6,315,788 Series C shares, represented by 1,578,947 ADSs, to a stockholder who was then a director of Desc in a directed placement. This stock offering and directed placement represented, in the aggregate, 8.0% of Desc's capital. We used the proceeds of this stock offering and directed placement to pay down approximately $90 million of debt and for general corporate purposes.

       In September 1996, Girsa entered into a $155 million credit facility with the International Finance Corporation (the "IFC"), comprised of (1) a $40 million term loan due February 2003, (2) a $30 million term loan due February 2004, (3) a $10 million term loan due February 2006, and (4) a $75 million commercial paper facility which terminates in August 2002. Principal on the term loans is payable in equal semi-annual installments commencing August 15, 1999; interest is payable semi-annually. Girsa may not distribute any dividends to Desc if it is in payment default with respect to principal or interest under the IFC credit facility, if its current liabilities exceed its current assets or if Desc is in default under an agreement related to this credit facility. At December 31, 1998, Girsa had used all $155 million available to it under this credit facility. Proceeds from this credit facility were used to refinance short-term debt as well as Girsa's medium term notes which matured in July 1998. Desc has not guaranteed this credit facility but has agreed, for so long as the facility is outstanding, to ensure that Girsa remains solvent and to provide Girsa, in some circumstances, with capital contributions, shareholders advances and/or subordinated loans.

       In October 1997, Dine issued $150 million of 8 3/4% Guaranteed Notes due 2007, unconditionally guaranteed by Desc. Dine used part of the proceeds from this issue to repay short-term indebtedness and to fund capital expenditures. Desc used the balance of the proceeds of this issue to refinance eurobonds that matured in December 1997.

       In April 1998, Girsa entered into a five-year, $30 million revolving credit facility with a group of banks. Interest on this loan is payable quarterly. At December 31, 1998, Girsa had used all $30 million available to it. Girsa used the proceeds from this loan to repay short-term debt and fund capital expenditures.

       In May 1998, Unik entered into a three-year, $75 million trade finance facility with a group of banks. This loan is guaranteed by Unik's subsidiaries Spicer, S.A. de C.V., Moresa, S.A. de C.V. and Hayes Wheels de Mexico, S.A. de C.V. Principal on the loan is payable at maturity and interest is payable semi-annually. At December 31, 1998, Unik and its subsidiaries had borrowed all $75 million available to them.

       In December 1998, Desc entered into a $120 million credit facility, which matures on January 6, 2001. Interest is payable in arrears at intervals of 30 days. We used the proceeds from this loan to refinance short-term debt of Desc. The credit facility contains various affirmative and negative covenants, including restrictions on the payment of dividends by Desc, on the purchase, redemption or acquisition of Desc's capital stock by Desc and any subsidiary, and on the ability to enter into agreements that restrict the payment of dividends by Desc's subsidiaries to Desc.

       As of December 31, 1998, our subsidiaries had outstanding short-term liabilities of $377.1 million, most of which was borrowed under unsecured revolving credit facilities provided by several Mexican and U.S. commercial banks. These facilities are predominantly Dollar-denominated and are payable within 30 to 364 days with interest rates which fluctuated during 1998 between 4.13% and 9.80% in Dollars and 21.2% and 37.9% in Pesos. As of December 31, 1998, our subsidiaries had approximately $343.1 million of available credit under these and similar facilities, inclusive of the $337.1 million outstanding on that date. Since none of these facilities is committed, borrowings under them require the lenders' consent.

CAPITAL EXPENDITURES AND OTHER INVESTMENTS

       The following table lists our capital expenditures and other investments by business segment for the periods shown. Capital expenditures and other investments may include investments in or acquisitions of the capital stock of existing businesses.

                                                                  YEAR ENDED DECEMBER 31,
                                            ---------------------------------------------------------------
                                                   1996                     1997                  1998
                                            -----------------       -----------------     -----------------
                                                                       (In millions)
Automotive Parts(1)....................     Ps.         892.8       Ps.         837.6     Ps.         829.8
Petrochemicals                                          281.8                    58.4                 221.9
Diversified Products...................                 326.6                   273.8                 185.4
Food(2)................................                 357.7                 1,039.4               1,967.3
Real Estate(3).........................                 291.2                   361.9                 800.7
Desc(4)................................                  14.7                    38.2                  73.1
                                            -----------------       -----------------     -----------------
    Total..............................     Ps.       2,164.8       Ps.       2,609.3     Ps.       4,078.2
                                            =================       =================     =================

--------------------

(1) For 1996, includes the acquisition of the manual transmissions business of Borg-Warner. For 1997, includes the acquisition of the heavy-duty transmissions business of Dana Corporation.
(2) For 1996, includes the purchase of shares of Campi, which was formerly known as Univasa, from ConAgra. For 1997, includes the acquisition of Corfuerte. For 1998, includes the acquisitions of ASF and Nair.
(3) Includes investments in real estate projects and investments in real estate for rent.
(4) Reflects the investment of Desc in Arcos Bosques Corporativo, an office complex developed by Dine.

YEAR 2000 READINESS

       The inability of systems to recognize the year 2000 is a problem that can affect not only information systems and computers, but also diverse areas of an organization, including manufacturing systems, data exchange systems, distribution and logistic systems, administrative and strategic planning systems, financial systems, and controls for access and other services, such as controls for electricity, elevators, telephone switchboards, etc. To address the year 2000 issues that affect Desc and its subsidiaries, we began implementing a year 2000 readiness program in 1996. Our year 2000 program is under the direct supervision of our senior management and continues to be an area of high priority for us. Overall, our year 2000 program is progressing on schedule.

       Our year 2000 program began by identifying the systems in all our areas of operations that could be affected by the change in millennia. These systems include automated manufacturing systems, information systems, systems to generate financial and stock exchange reports, systems to exchange data with customers and suppliers, systems to track raw material and other requirements, systems to control building services such as elevators, accesses, fire-prevention and security, logistic and distribution systems, and payroll and accounting systems. We established five phases for the implementation of our program: (1) awareness, (2) assessment and planning, (3) correction of systems and equipment, (4) testing and validation, and (5) installation and contingency plans. Phases 1 and 2 have been completed for all sectors and work has commenced on phases 3, 4 and 5, with significant advances having been made to date in the correction of systems and equipment in most critical areas. We expect to complete the balance of the modifications necessary to make all our sectors year 2000 compliant by the third quarter of 1999.

       We believe that, because the equipment and operational systems used by most of our subsidiaries is relatively new and is routinely modernized, the most significant risk to our year 2000 readiness is that third parties, such as suppliers, customers and financial institutions, may not achieve year 2000 readiness on a timely basis. Consequently we are working with members of the financial sector, including banks, brokerage firms and insurance companies, and are directing significant efforts to conducting audits and performing compatibility tests and corrections to try to ensure that their systems are year 2000 compliant and compatible with ours. However, we cannot assure you that all third parties with which we interact will achieve year 2000 readiness on time. With respect to systems operated by the Mexican Government, the Mexican Government has provided assurances that its systems will be year 2000 compliant on a timely basis.

       Estimated cost and costs incurred as of March 31, 1999. We currently estimate that the cost of making our systems year 2000 compliant will be $11.9 million as presented in the table below. As of March 31, 1999, we have spent approximately $5.1 million on year 2000 readiness.

                                                                                                     COSTS INCURRED AS OF
                                                                                                        MARCH 31, 1999
                                                                   ESTIMATED TOTAL                      (APPROXIMATION IN
                              SECTOR                               COST (DOLLARS)                          DOLLARS)
                              ------                               --------------                         ---------
             Automotive Parts                           $            7,605,700                $                 4,339,465
             Petrochemicals and Diversified Products                 2,942,800                                     33,285
             Food                                                    1,267,300                                    700,000
             Real Estate                                                71,000                                     46,000
             Corporate (holding company)                                10,000                                      7,500
                                                        =========================             =============================
                                     Total              $           11,896,800                $                 5,126,250

Phases of our Y2K Readiness Program

       (1) Awareness. In the awareness phase, we communicated the Y2K concern to all levels of our organization to create awareness, designated a manager for the program, considered the potential impact of the Y2K problem on our operations and began including a Y2K compliance clause in all contracts to be entered into with suppliers of systems and equipment.

       (2) Assessment and planning. In the assessment and planning phase, we completed an inventory of all of our information systems, including hardware and software. We also completed a company-wide inventory of all machinery and equipment that contain date-sensitive internal microprocessors and contacted their suppliers. We also identified the functions which are critical to us, and the systems or equipment that support those functions. Using this information, we assessed the severity and scope of our Y2K problems and developed a strategy for repairing, replacing or retiring, as appropriate, the systems that are not Y2K compliant. Finally, we determined the resources that would be required to become Y2K compliant and assigned a budget to the program.

       (3) Correction of systems and equipment. In the correction of systems and equipment phase, we identified the tools available in the market for the correction of our affected systems, informed users of the changes that would be made, and identified, in conjunction with the respective suppliers, the steps that would be required to repair, replace or retire machinery and equipment that contain date-sensitive microprocessors. We then began the process of repairing, replacing or retiring the information systems and electronically operated equipment that are date-sensitive, documenting all changes made. In implementing this phase, we have given priority to those areas that were identified as critical in phase 2.

       (4) Testing and validation. In the testing and validation phase of our program, we determined the tests that would be performed and established a timetable for these tests, backed up the information to prevent its loss if a contingency occurs, and began testing our systems in isolation and also simulating interconnections within our organization and with third parties. We intend to analyze the results of all testing jointly with the respective user areas and are documenting all results of the testing.

       (5) Installation and contingencies. In the installation and contingency phase of our program, we will install new or corrected systems, machinery and equipment that have been successfully tested. We expect that we will be training all users of these systems and equipment simultaneously with the installation and anticipate that we will continue to verify that the equipment and systems function adequately post-installation. We continue to contact our suppliers and customers to obtain assurances and certification from them with respect to their year 2000 readiness. In this phase, we are establishing contingency plans, including plans of operation in the event that systems fail or third parties fail to achieve year 2000 readiness on a timely basis.

Progress made by each sector

       The Y2K activities of each of the distinct businesses that comprise Desc are coordinated by the Y2K Solution Committee, which meets regularly and reports to senior management. Due to the diversity of the business sectors that comprise Desc, each sector, in addition to implementing our Y2K readiness program, is taking industry-specific steps to become Y2K compliant.

       Automotive Parts. Our automotive parts sector is close to concluding phase 3 (correction of systems and equipment). It also has completed approximately 92% of phase 4 (testing and validation) and approximately 80% of phase 5 (installation and contingencies). Due to the routine modernization of our manufacturing systems and equipment, the most important factor in assuring the Y2K readiness of this sector is the Y2K readiness and compatibility of our suppliers and customers. Therefore we are focusing our efforts in this area. Approximately 40% of our contingency plans in this sector have been completed to date.

       Petrochemicals and Diversified Products. In the petrochemicals and diversified products sectors, phases 3 and 4 of the Y2K readiness program are being implemented simultaneously. Priority in this sector is being given to equipment and systems, and approximately 80% of the work on those equipment and systems which have been identified as critical has been completed to date. We expect this sector to complete phases 3 and 4 (correction of systems and equipment and testing and validation) in July 1999 and to complete the contingency plans by the third quarter of 1999.

       Food. In the food sector, we are undergoing a modernization of our systems in connection with an improvement project unrelated to our Y2K program. We believe that upon completion of this project in the third quarter, 1999, most of our production planning systems, inventory control systems, purchasing systems, maintenance and quality control systems, information systems and administrative systems, will be Y2K compliant. The remainder of our systems are being corrected and tested (phases 3 and 4). We anticipate that the contingency plans for this sector will be ready in the third quarter of 1999. The food sector also is undertaking an intensive analysis of the Y2K readiness of its suppliers and customers to ensure that its operations will not be affected by the change in millenniums.

       Real Estate. In the real estate sector, the Y2K problem is limited to information and administrative systems, as this sector has no manufacturing or distribution operations. The evaluation of this sector's systems concluded that all of this sector's software systems and approximately 80% of its hardware systems were Y2K compliant. We already have replaced approximately 60% of the non-compliant hardware systems and have tested approximately 40% of the corrected systems. We have established approximately 80% of the contingency plans for this sector to date.

       Corporate. At the holding company level, the Y2K problem is limited to information, accounting, administrative and financial systems. The holding company's non-compliant computer systems which were 3% of the holding company's computer systems, have been replaced. We continue testing our software for interaction with third parties. The holding company is still reviewing Y2K status of third parties; the results to date have been satisfactory. We are also inquiring into the Y2K compliance of the electrical system, elevators and building access equipment with the suppliers of this equipment, even though this equipment was acquired recently.

ITEM 9A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

       Our business activities require that we hold or issue financial instruments, principally debt obligations, that expose us to market risk caused by movements in currency exchange rates and interest rates. To hedge floating interest rates we sometimes utilize derivative instruments. All financial instruments held by us are for purposes other than trading.

INTEREST RATE RISK.

       Our exposure to market risk associated with changes in interest rates relates primarily to debt obligations. Our policy is to manage our interest rate risk through a combination of fixed and floating rate debt issues. With respect to floating rate debt, we sometimes use interest rate swap contracts to minimize our interest rate exposure. Most of our debt is denominated in Dollars.

       The table below provides information as of December 31, 1998 about our financial instruments that are sensitive to changes in interest rates. For these debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The fair value of long-term debt is based on the quoted market prices for the same or similar issues, as well as on the present value of future cash flows. The rates used to discount the future cash flows of debt instruments are the London inter-bank offered rate or "LIBOR" and the Mexican CETES rates that match the remaining life of the instrument.

                                                        EXPECTED MATURITY DATE

                                         1999             2000              2001              2002
                                         ----             ----              ----              ----
                                                  (AMOUNTS IN MILLIONS OF MEXICAN PESOS)
FIXED RATE DEBT*
Dollar-denominated                   Ps.  211         Ps.  755        Ps.     10          Ps.   11
Weighted average interest rate           8.4%             6.9%             6.14%              5.9%
Peso-denominated                     Ps.  247         Ps.   10        Ps.     10          Ps.    7
Weighted average interest rate          37.8%            33.4%             33.4%             33.1%
FLOATING RATE DEBT**
Dollar-denominated                   Ps.3,087         Ps.1,377        Ps.  1,382          Ps.  518
Weighted average interest rate***        6.4%             6.4%              6.4%              6.6%
Peso-denominated                     Ps.   16              --         Ps.     60               --
Weighted average interest rate          36.4%              --              36.7%               --
INTEREST RATE SWAPS
Variable to fixed                                                                           Ps.311
Average pay rate                                                                              6.5%
Average receive rate                                                                          5.8%


                                                        EXPECTED MATURITY DATE
                                                                                              FAIR
                                                                                              ----
                                            2003          THEREAFTER           TOTAL          VALUE
                                            ----          ----------           -----          -----
                                                  (AMOUNTS IN MILLIONS OF MEXICAN PESOS)
FIXED RATE DEBT*
Dollar-denominated                       Ps.  11            Ps.1,499        Ps.2,497        Ps. 2,762
Weighted average interest rate              5.9%               8.72%
Peso-denominated                         Ps.   4            Ps.   14        Ps.  292        Ps.   294
Weighted average interest rate             32.4%               32.4%
FLOATING RATE DEBT**
Dollar-denominated                       Ps. 896            Ps.  132        Ps.7,392        Ps. 7,602
Weighted average interest rate***           6.6%                8.2%
Peso-denominated                             --             Ps.   97        Ps.  173        Ps.   180
Weighted average interest rate               --                36.7%
INTEREST RATE SWAPS
Variable to fixed                         Ps.308                            Ps.  619          (Ps.20)
Average pay rate                            7.3%
Average receive rate                        5.6%

--------------------

*   Fixed interest rates are weighted averages as contracted by Desc.

** Floating interest rates are based on semiannual LIBOR curve plus the weighted average spread for Desc and its subsidiaries.

*** Interest rates in pesos assume a flat yield curve, because there is no long-term yield curve in Mexican pesos.

FOREIGN EXCHANGE RISK.

       Our exposure to market risk associated with changes in foreign currency exchange rates relates primarily to our debt obligations which are denominated in Dollars, as shown in the interest risk table above.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT

DIRECTORS

       Our board of directors is responsible for the management of our business. A board of directors, composed of an odd number of members (currently 27), is elected at our annual ordinary meeting of stockholders. In addition, at the meeting the directors so elected appoint a number of alternate directors (currently 7). The holders of the Series A shares have the right to elect one more than half of the board of directors. Stockholders or groups of stockholders holding shares, including Series C shares, of any one class which represent at least 10% of our total equity capitalization have a right to elect one director of the relevant series per each 10% held. The holders of the Series B shares have the right to elect the remaining members of the board of directors. Since the holders of Series C shares as a group represent more than 10% of our total equity capitalization, one Series C director and one Series C alternate director were elected at our 1999 general stockholders' meeting.

       The following table lists the principal occupation and period of service on the board of each of our directors and alternate directors elected at our last general stockholders' meeting, which took place on April 29, 1999. The holders of each series of shares have elected separate alternate directors. Alternate directors may replace, in the order that they were appointed, any director elected by the relevant series of shares who is temporarily or permanently absent from Mexico City or other location of the board meeting. Except as indicated below, none of the directors or alternate directors holds any offices or positions in Desc.

                                                                     PRINCIPAL OCCUPATION                                  FIRST
NAME OF DIRECTORS                                                   AND POSITIONS WITH DESC                               ELECTED
-----------------                                                   -----------------------                               -------

Series A  Directors:
--------------------
Fernando Senderos Mestre.................................    Chairman of the Board and Chief Executive
                                                             Officer of Desc                                                1973

Manuel Senderos Irigoyen.................................    Private investor and founder of Desc                           1973

Eneko de Belausteguigoitia Arocena.......................    Chairman of the Board of Elai, S.C.                            1973

Carlos Gonzalez Zabalegui................................    Chief Executive Officer of Controladora
                                                             Comercial Mexicana, S.A. de C.V.; Director of
                                                             Grupo Financiero Banacci, S.A. de C.V. and
                                                             Seguros Comercial America, S.A. de C.V.                        1996

Carlos Gomez y Gomez.....................................    Chairman of the Board of Grupo Financiero
                                                             Santander Mexicano, S.A. de C.V.; President

                                                                     PRINCIPAL OCCUPATION                                  FIRST
NAME OF DIRECTORS                                                   AND POSITIONS WITH DESC                               ELECTED
-----------------                                                   -----------------------                               -------
                                                             of the Mexican Bankers' Association                            1973

Luis Prado Vieyra........................................    Chairman of the Board of Cia.
                                                             Administradora Prado Vieyra, S.A. de C.V.                      1982

Adolfo Patron Lujan......................................    Private investor                                               1982

Ernesto Vega Velasco.....................................    Secretary of the Board, Vice President,  Chief
                                                             Operating Officer and Chief Financial Officer
                                                             of Desc                                                        1973

Valentin Diez Morodo.....................................    Executive Vice President of Grupo Modelo,
                                                             S.A. de C.V.                                                   1999

Manuel Senderos Fernandez................................    Private investor                                               1993

Federico Fernandez Senderos..............................    Private investor                                               1993

Emilio Mendoza Saeb......................................    Vice President of Desc and Chief Executive
                                                             Officer of Unik                                                1994

Andres Banos Samblancat..................................    Vice President of Desc and Chief Executive
                                                             Officer of Dine.                                               1994

Ruben Aguilar Monteverde.................................    Private investor                                               1978

Series A Director Alternates:
-----------------------------
Jorge Ballesteros Franco.................................    Chief Executive Officer of Grupo Mexicano de
                                                             Desarrollo, S.A. de C.V.                                       1973

Antonio Ruiz Galindo Terrazas............................    Director of New Projects of Ingenieria Integral
                                                             Representaciones e Instalaciones, S.A. de C.V.                 1973

Luis Dario Chazaro Senderos..............................    Private investor                                               1976

Jose Luis Ballesteros Franco.............................    Vice Chairman of the Board of Grupo
                                                             Mexicano de Desarrollo, S.A. de C.V.                           1978

Series B Directors:
-------------------
Alberto Bailleres Gonzalez...............................    Chairman of the Boards of Industrias Penoles,
                                                             Grupo Palacio de Hierro, S.A. de C.V., and
                                                             Grupo Nacional Provincial, S.A. de C.V.                        1973

Romulo O'Farrill, Jr.....................................    Chairman of the Board of Novedades Editores,
                                                             S.A. de C.V.                                                   1973

Francisco Trouyet Hauss..................................    Chairman of the Board of Interindustrias, S.A.
                                                             de C.V.                                                        1973

Victor de la Lama Cortina................................    Chairman of the Board of Administradora
                                                             Londres, S.A. de C.V.                                          1973

Oscar Alarcon Velazquez..................................    Private investor                                               1976

Prudencio Lopez Martinez.................................    Chairman of the Board of Cia. Molinera
                                                             Mexicana, S.A. de C.V.                                         1973

Guillermo Fernandez de la Parra..........................    Private investor                                               1973

Roger Patron Lujan.......................................    Private investor                                               1984

Javier Ruiz Galindo Terrazas.............................    Private investor                                               1994

                                                                     PRINCIPAL OCCUPATION                                  FIRST
NAME OF DIRECTORS                                                   AND POSITIONS WITH DESC                               ELECTED
-----------------                                                   -----------------------                               -------
Enrique Ochoa Vega.......................................    Vice President of Desc and Chief Executive
                                                             Officer of Girsa                                               1994

Gonzalo Gout Ortiz de Montellano.........................    Chairman of the Board of Constructora y
                                                             Edificadora Mexicana, S.A. de C.V.                             1982

Vicente Cortina Bussutil ................................    Vice President of Desc and Chief Executive
                                                             Officer of Agrobios

Series B Director Alternates:
-----------------------------
Jose Pinto Mazal.........................................    Chief Executive Officer of Beta San Miguel,
                                                             S.A. de C.V.; Director of Polycrom, S.A. de
                                                             C.V.                                                           1996

Jose Pintado Rivero......................................    Chairman of the Board of Pintado y Asoc.                       1982

Series C Director:
------------------

Carlos Sales Gutierrez...................................    Chief Executive Officer of Nacional
                                                             Financiera, S.N.C.                                             1997

Series C Director Alternate:
---------------------------

Jose Pliego Alvarez......................................    Deputy Chief Executive Officer of Nacional
                                                             Financiera, S.N.C.                                             1998

       Fernando Senderos Mestre is the son of Manuel Senderos Irigoyen, the uncle of Manuel Senderos Fernandez and Federico Fernandez Senderos, the cousin of Luis Dario Chazaro Senderos and the brother-in-law of Carlos Gomez y Gomez. Manuel Senderos Irigoyen is the grandfather of Manuel Senderos Fernandez and Federico Fernandez Senderos, the uncle of Luis Dario Chazaro Senderos and the father-in-law of Carlos Gomez y Gomez. Jorge Ballesteros Franco and Jose Luis Ballesteros Franco are brothers. Adolfo Patron Lujan and Roger Patron Lujan are brothers.

COMMITTEES OF THE BOARD OF DIRECTORS

       Our board of directors has an Executive Committee, which currently consists of 11 board members and Desc's examiner, who must attend meetings of the board and of the executive committee but may not vote at these meetings. See "--Examiner" below for more information about the Examiner's responsibilities. Messrs. Fernando Senderos Mestre, Manuel Senderos Irigoyen, Eneko de Belausteguigoitia Arocena, Carlos Gonzalez Zabalegui, Carlos Gomez y Gomez, Adolfo Patron Lujan, Ernesto Vega Velasco, Prudencio Lopez Martinez, Manuel Senderos Fernandez, Ruben Aguilar Monteverde and Valentin Diez Morodo, are the current members of the Executive Committee. The board of directors has regularly scheduled meetings quarterly, and the Executive Committee has regularly scheduled meetings monthly, other than in the four months when the full board is in session. The Executive Committee generally acts on matters in the absence of the board of directors.

EXECUTIVE OFFICERS

       The following table presents information concerning our executive officers:

                                                                                                                      YEARS
                                                                                                                      WITH
NAME                                       POSITION                                                                   DESC
----                                       --------                                                                   ----
Fernando Senderos Mestre.................  Chairman of the Board and Chief Executive Officer                           27
Ernesto Vega Velasco.....................  Vice President, Chief Operating Officer and Chief Financial Officer         28
Emilio Mendoza Saeb......................  Vice President (Automotive Parts)                                           31
Enrique Ochoa Vega.......................  Vice President (Petrochemicals and Diversified Products)                     8
Vicente Cortina Bussutil.................  Vice President (Food)                                                        0
Andres Banos Samblancat..................  Vice President (Real Estate)                                                15
Eduardo Medina Mora Icaza................  Planning and Corporate Relations Director                                    9
Arturo D'Acosta Ruiz.....................  Corporate Director (Treasury and Accounting)                                17
Juan Antonio Huitron Benitez.............  Corporate Director (Tax and Internal Auditing)                              19
Alberto Morett Lopez.....................  Corporate Director (Administration and Human Resources)                      6
Pedro Piedras Ros........................  Corporate Director of Control (Girsa and Dine)                              19
Agustin Rios Matence.....................  Corporate Director of Control (Unik)                                        22
Ernesto Scharrer Tamm....................  Corporate Director of Control (Agrobios)                                    17
Ramon Estrada Rivero.....................  General Counsel                                                              9


       The following table presents information concerning the chief executive officers of our four principal subsidiaries:

                                                                                                                      YEARS
                                                                                                                      WITH
                                                                                                                      ----
NAME                                                   SUBSIDIARY (BUSINESS)                                          DESC
----                                                   ---------------------                                          ----
Emilio Mendoza Saeb                                    Unik (Automotive Parts)                                         31
Enrique Ochoa Vega                                     Girsa (Petrochemicals and Diversified Products)                  8
Vicente Cortina Bussutil                               Agrobios (Food)                                                  0
Andres Banos Samblancat                                Dine (Real Estate)                                              15

EXAMINER

       In addition to electing our directors, our stockholders generally elect an examiner at their annual ordinary meeting. Under Mexican law, the duties of the examiner include, among other things, examining the operations, books, records and any other documents of Desc and presenting at the annual ordinary stockholders' meeting a report on the accuracy, sufficiency and reasonableness of the information presented by the board of directors at that meeting. Our examiner is Jose Manuel Canal Hernando, and his alternate is Daniel del Barrio Burgos.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

       For the year ended December 31, 1998, the aggregate compensation of all directors, alternate directors and officers of Desc, S.A. de C.V. as a group that was paid or accrued by us in that year for services in all capacities was approximately Ps.59,000. This group includes 35 directors and alternate directors, one examiner, one alternate examiner and 13 officers, 5 of whom are also directors. During the year ended December 31, 1998, we contributed approximately Ps.21,927 (in nominal Pesos) to a pension fund that covers the employees and the 13 executive officers of Desc, S.A. de C.V. Aside from this contribution, we did not set aside or accrue any other funds for pension, retirement or similar benefits for directors, alternate directors and executive officers as a group. In 1992, we loaned funds to a trust, which used these funds to purchase approximately 10,000,000 of our shares in transactions in the open market. Following the completion of each fiscal year, Desc in its sole discretion, awards cash bonuses in varying amounts to its executive employees. Most of these employees are entitled, if they so elected when the plan was adopted, to use their cash bonuses to purchase Desc shares from the trust at an amount equal to Ps.9.58 per share (in nominal Pesos, not in thousands), which is the trust's average cost basis in those shares. In addition to the cash amount of his bonus, an employee purchasing shares from the trust would recognize income equal to the difference between the market price of the purchased shares at the time of purchase by the employee and Ps.9.58. In 1998, Desc paid approximately Ps.8,700 as cash bonuses to its employees and the employees, in turn, purchased approximately 170,071 Desc shares from the trust, generating a loss for those employees of approximately Ps.932 based on the closing prices for the B Shares on December 31, 1998. This amount is not included in the aggregate compensation referred to in this paragraph. Fernando Senderos Mestre has voting control over the shares of Desc that are held by the trust.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

       Not Applicable.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

       See Item 1, "Description of Business--Real Estate--Other Properties" for a description of real estate transactions between Desc and members of the Senderos family.

                                     PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

       Not Applicable.

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

       Not Applicable.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

       Not Applicable.

                                     PART IV

ITEM 17. FINANCIAL STATEMENTS

       Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

       Reference is made to Item 19(a) for a list of all financial statements filed as part of this Form 20-F.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

       (a) List of Financial Statements

                                                                                                          PAGE
                                                                                                          ----
Report of Arthur Andersen, independent public accountants.........................................         F-1

Consolidated balance sheets as of December 31, 1997 and 1998......................................         F-2

Consolidated statements of income for the years ended December 31,
  1996, 1997 and 1998.............................................................................         F-3

Consolidated statements of stockholders' equity for the years
  ended December 31, 1996, 1997 and 1998..........................................................     F-4-F-5

Consolidated statements of changes in financial position for the
  years ended December 31, 1996, 1997 and 1998....................................................         F-6

Notes to consolidated financial statements........................................................    F-7-F-32

Reports of independent public accountants other than
  Arthur Andersen.................................................................................   F-33-F-34

    (b) List of Exhibits

       2.1. Indenture, dated as of October 17, 1997, among Dine, S.A. de C.V., as Issuer, Desc, S.A. de C.V., as Guarantor, and Bankers Trust Company, as Trustee, relating to Dine's 8 3/4% Guaranteed Notes due 2007 (incorporated by reference to Exhibit 4.1 to Registration Statement No. 333-9150 of Desc, S.A. de C.V.).

       The Registrant agrees to furnish to the Securities and Exchange Commission, upon request, copies of any instruments that define the rights of holders of long-term debt of the registrant that are not filed as exhibits to this annual report.

                                    SIGNATURE

       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  June 28, 1999

                                   Desc, S.A. de C.V.

                                   By: /s/  Ernesto Vega Velasco
                                       -------------------------
                                   Name:  Ernesto Vega Velasco
                                   Title:  Chief Financial Officer

              Translation of a report originally issued in Spanish

To the Stockholders of

Desc, S.A. de C.V.:

We have audited the accompanying consolidated balance sheets of DESC, S.A. DE C.V. AND SUBSIDIARIES (all incorporated in Mexico and collectively referred to as the "Company") as of December 31, 1997 and 1998, and the related consolidated statements of income, stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of Girsa, S.A. de C.V. and Agrobios, S.A. de C.V., which statements reflect total assets of 42% and 44% in 1997 and 1998, and total revenues of 62%, 57% and 55% in 1996, 1997, and 1998, respectively, of the related consolidated totals. Those financial statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in Mexico, which are substantially the same as those followed in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in accordance with the accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

As explained in Note 2 to the financial statements, effective January 1, 1997, the Company adopted the Fifth Amendment to Bulletin B-10, issued by the Mexican Institute of Public Accountants.

Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with generally accepted accounting principles in Mexico but do not conform with generally accepted accounting principles in the United States. A description of these differences and a partial reconciliation as permitted by the regulations of the U.S. Securities and Exchange Commission of consolidated net income and stockholders' equity to generally accepted accounting principles in the United States are set forth in Notes 16, 17 and 18.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Desc, S.A. de C.V. and Subsidiaries as of December 31, 1997 and 1998, and the results of their operations, their stockholders' equity and the changes in their financial position for each of the three years in the period ended December 31, 1998, in accordance with the accounting principles generally accepted in Mexico.

                                                                 ARTHUR ANDERSEN

Mexico, D.F.
March 19, 1999

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
          CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 1997 AND 1998 EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (PS.) AND THOUSANDS OF U.S.
                                  DOLLARS ($)

                                                                                1997                1998                1998
                                                                                ----                ----                ----
A  S  S  E  T  S
CURRENT:
     Cash and cash equivalents                                       Ps.      1,384,439    Ps.    1,008,752     $        101,489
     Notes and accounts receivable                                            3,378,438           3,715,264              373,788
     Inventories                                                              2,754,286           2,895,244              291,287
     Prepaid expenses                                                            67,050              66,556                6,696
     Assets available for sale                                              -                       298,185               30,000
                                                                     ------------------    ----------------     ----------------
                        TOTAL CURRENT ASSETS                                  7,584,213           7,984,001              803,260

LAND HELD FOR DEVELOPMENT AND
     REAL ESTATE PROJECTS                                                     2,647,899           3,415,613              343,640

INVESTMENT IN SHARES                                                            395,604             125,776               12,654

PROPERTY, PLANT AND EQUIPMENT                                                12,278,250          13,651,806            1,373,490

GOODWILL                                                                        349,150           1,533,485              154,282

OTHER ASSETS                                                                    831,126             815,656               82,063
                                                                     ------------------    ----------------     ----------------
                        TOTAL ASSETS                                 Ps.     24,086,242    Ps.   27,526,337     $      2,769,389
                                                                     ==================    ================     ================

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT:
     Bank loans and current portion of long-term debt                Ps.      2,963,413    Ps.    3,501,020     $        352,233
     Notes and accounts payable to suppliers                                  1,693,648           1,743,000              175,361
     Other payables and accrued liabilities                                     863,118           1,242,143              124,970
     Income taxes and employee profit sharing                                   121,478             221,740               22,309
                                                                     ------------------    ----------------     ----------------
                        TOTAL CURRENT LIABILITIES                             5,641,657           6,707,903              674,873

LONG-TERM DEBT                                                                5,332,025           6,866,359              690,815
                                                                     ------------------    ----------------     ----------------
                        TOTAL LIABILITIES                                    10,973,682          13,574,262            1,365,688

STOCKHOLDERS' EQUITY:
     Capital stock                                                            8,008,849           8,008,394              805,714
     Paid-in surplus                                                          1,177,498           1,169,800              117,693
     Retained earnings                                                       15,139,387          15,065,852            1,515,756
     Reserve for repurchase of shares                                           320,372             285,848               28,759
     Cumulative effect of restatement                                       (13,952,487)        (14,082,594)          (1,416,831)
                                                                     ------------------    ----------------     ----------------
     Majority stockholders' equity                                           10,693,619          10,447,300            1,051,091
     Minority interest                                                        2,418,941           3,504,775              352,610
                                                                     ------------------    ----------------     ----------------
                        TOTAL STOCKHOLDERS' EQUITY                           13,112,560          13,952,075            1,403,701
                                                                     ------------------    ----------------     ----------------

                        TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY   Ps.     24,086,242    Ps.   27,526,337     $      2,769,389
                                                                     ==================    ================     ================

     The accompanying notes are an integral part of these balance sheets.

                      DESC, S.A. DE C.V. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
             FOR THE YEARS ENDED DECEMBER  31, 1996, 1997 AND 1998
            EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (PS.)
        AND THOUSANDS OF U.S. DOLLARS ($), EXCEPT PER SHARE INFORMATION

                                                            1996               1997                1998                1998
                                                            ----               ----                ----                ----
NET SALES                                              Ps.    16,449,391   Ps.   19,162,645    Ps.   21,388,858    $     2,151,905

COST OF SALES                                                 11,635,475         13,952,626          15,410,111          1,550,391
                                                       -----------------   ----------------    ----------------    ---------------
               GROSS PROFIT                                    4,813,916          5,210,019           5,978,747            601,514

OPERATING EXPENSES:
   Administrative                                              1,208,846          1,461,790           1,475,471            148,445
   Selling                                                       955,387            851,220           1,418,084            142,672
                                                       -----------------   ----------------    ----------------    ---------------
                                                               2,164,233          2,313,010           2,893,555            291,117
                                                       -----------------   ----------------    ----------------    ---------------
               OPERATING INCOME                                2,649,683          2,897,009           3,085,192            310,397

COMPREHENSIVE FINANCIAL RESULT:
   Interest income                                               383,184            375,837             306,082             30,795
   Interest expense                                             (861,416)          (762,936)           (807,764)           (81,268)
   Exchange loss                                                (108,733)          (278,082)         (1,549,290)          (155,872)
   Gain on monetary position                                   1,544,004            721,724             872,425             87,773
                                                       -----------------   ----------------    ----------------    ---------------
                                                                 957,039             56,543          (1,178,547)          (118,572)
                                                       -----------------   ----------------    ----------------    ---------------
EQUITY IN ASSOCIATED COMPANIES AND
UNCONSOLIDATED SUBSIDIARIES                                       42,875            (49,497)           (108,170)           (10,883)

OTHER EXPENSES                                                   (28,050)           (46,846)            (12,973)            (1,305)
                                                       -----------------   ----------------    ----------------    ---------------
                 INCOME BEFORE PROVISIONS AND
                   EXTRAORDINARY ITEMS                         3,621,547          2,857,209           1,785,502            179,637

PROVISIONS FOR:
   Income taxes                                                  258,586            309,301             367,058             36,929
   Asset tax                                                      38,103             71,419              70,546              7,098
   Employee profit sharing                                       116,555             91,222             125,232             12,599
   Effect of tax consolidation                                   (91,183)          (174,380)           (128,127)           (12,891)
                                                       -----------------   ----------------    ----------------    ---------------
                                                                 322,061            297,562             434,709             43,735
                                                       -----------------   ----------------    ----------------    ---------------

               INCOME BEFORE EXTRAORDINARY ITEMS               3,299,486          2,559,647           1,350,793            135,902

EXTRAORDINARY ITEMS                                             (222,905)            32,220             -                  -
                                                       -----------------   ----------------    ----------------    ---------------
                 NET CONSOLIDATED INCOME FOR THE YEAR  Ps.     3,076,581   Ps.    2,591,867    Ps.    1,350,793    $       135,902
                                                       =================   ================    ================    ===============
ALLOCATION OF NET CONSOLIDATED INCOME:

   Majority interest                                   Ps.     2,606,523   Ps.    2,147,175    Ps.      924,817    $        93,045
   Minority interest                                             470,058            444,692             425,976             42,857
                                                       -----------------   ----------------    ----------------    ---------------
                                                       Ps.     3,076,581   Ps.    2,591,867    Ps.    1,350,793    $       135,902
                                                       =================   ================    ================    ===============
               Earnings (loss) per share:
               INCOME BEFORE EXTRAORDINARY ITEMS       Ps.          1.96   Ps.         1.44    Ps.         0.61    $          0.06
                                                       =================   ================    ================    ===============
               EXTRAORDINARY ITEMS                     Ps.         (0.15)  Ps.         0.02    Ps.         0.00    $          0.00
                                                       ==================  =================   ================    ===============
               MAJORITY NET INCOME                     Ps.          1.81   Ps.         1.42    Ps.         0.61    $          0.06
                                                       =================   ================    ================    ===============
               WEIGHTED AVERAGE SHARES OUTSTANDING
               (000'S)                                         1,443,300          1,515,185           1,506,981          1,506,981
                                                      ==================   ================   =================   ================

       The accompanying  notes are an integral part of these statements.

                      DESC, S.A. DE C.V. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
            EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (PS.)
                       AND THOUSANDS OF U.S. DOLLARS ($)

                                               NUMBER OF                                                           PAID-IN
                                               ---------                                                           -------
                                                SHARES             HISTORICAL          RESTATEMENT                 SURPLUS
                                                ------             ----------          -----------                 -------
BALANCE AS OF DECEMBER 31, 1995             1,365,455,420       Ps.       17,751       Ps.  7,607,329          Ps.     414,617

Increase in capital stock                     112,317,950                  1,460              381,279                  761,386
Dividends paid in shares                       28,446,990                    370                  200                 -
Dividends paid in cash                            -                     -                   -                         -
Net consolidated income for the
year                                              -                     -                   -                         -
Result from holding nonmonetary
assets                                            -                     -                   -                         -
                                            -------------      -----------------      ---------------         ----------------

BALANCE AS OF DECEMBER 31, 1996             1,506,220,360                 19,581            7,988,808                1,176,003

Increase in reserve for repurchase of
    shares                                        -                     -                   -                         -
Repurchase of own shares                       (5,790,000)                   (76)                 285                    1,495
Dividends paid in shares                       15,062,205                    196                   55                 -
Dividends paid in cash                            -                     -                   -                         -
Net consolidated income for the year              -                     -                   -                         -
Result from holding nonmonetary
    assets                                        -                     -                   -                         -
Net variation in minority interest                -                     -                   -                         -
                                            -------------      -----------------      ---------------         ----------------

BALANCE AS OF DECEMBER 31, 1997             1,515,492,565                 19,701            7,989,148                1,177,498

Increase in reserve for repurchase of
    shares                                        -                     -                   -                         -
Repurchase of own shares                      (23,129,140)                  (300)                (155)                  (7,698)
Dividends paid in cash                            -                     -                   -                         -
Net consolidated income for the year              -                     -                   -                         -
Result from holding                               -                     -                   -                         -


                                                               RESERVE FOR         CUMULATIVE                            TOTAL
                                                               -----------         ----------                            -----
                                             RETAINED          REPURCHASE          EFFECT OF           MINORITY      STOCKHOLDERS'
                                             --------          ---------           ---------           --------      -------------
                                             EARNINGS          of SHARES           RESTATEMENT         INTEREST          EQUITY
                                             --------          ---------           -----------         --------          ------
BALANCE AS OF DECEMBER 31, 1995          Ps.10,956,961    Ps.       60,000    Ps.   (9,618,472)   Ps.   2,548,480     Ps.11,986,666

Increase in capital stock                     -               -                         -                 -               1,144,125
Dividends paid in shares                          (570)       -                         -                 -              -
Dividends paid in cash                        -               -                         -                  (9,487)           (9,487)
Net consolidated income for the
year                                         2,606,523        -                         -                 470,058         3,076,581
Result from holding nonmonetary
assets                                        -               -                     (2,882,990)          (804,157)       (3,687,147)
                                        --------------   -----------------    ----------------    ---------------    --------------

BALANCE AS OF DECEMBER 31, 1996             13,562,914              60,000         (12,501,462)         2,204,894        12,510,738

Increase in reserve for repurchase of
    shares                                    (340,000)            340,000              -                 -               -
Repurchase of own shares                       (17,391)            (79,628)             -                 -                 (95,315)
Dividends paid in shares                          (251)       -                         -                 -               -
Dividends paid in cash                        (213,060)       -                         -                (197,724)         (410,784)
Net consolidated income for the year         2,147,175        -                         -                 444,692         2,591,867
Result from holding nonmonetary
    assets                                    -               -                     (1,451,025)           (81,176)       (1,532,201)
Net variation in minority interest            -               -                         -                  48,255            48,255
                                        --------------   -----------------    ----------------    ---------------    --------------

BALANCE AS OF DECEMBER 31, 1997             15,139,387             320,372         (13,952,487)         2,418,941        13,112,560

Increase in reserve for repurchase of
    shares                                    (200,000)            200,000              -                 -               -
Repurchase of own shares                       (19,471)           (234,524)             -                 -                (262,148)
Dividends paid in cash                        (778,881)       -                         -                (240,224)       (1,019,105)
Net consolidated income for the year           924,817        -                         -                 425,976         1,350,793
Result from holding                           -               -                       (130,107)             9,857          (120,250)

                                          NUMBER OF                                                           PAID-IN
                                          ---------                                                           -------
                                           SHARES             HISTORICAL          RESTATEMENT                 SURPLUS
                                           ------             ----------          -----------                 -------
nonmonetary assets                           -                     -                   -                         -
Net variation in minority
interest
                                       -------------      -----------------      ---------------         ----------------

BALANCE AS OF DECEMBER 31, 1998        1,492,363,425      Ps.        19,401      Ps.   7,988,993         Ps.    1,169,800
                                       =============      =================      ===============         ================


BALANCE AS OF DECEMBER 31, 1997        1,515,492,565      $           1,982      $       803,778         $        118,467

Increase in reserve for
repurchase of
   shares                                   -                      -                   -                         -
Repurchase of own shares                 (23,129,140)                   (30)                 (16)                    (774)
Dividends paid in cash                       -                     -                   -                         -
Net consolidated income for the year         -                     -                   -                         -
Result from holding nonmonetary
assets                                       -                     -                   -                         -
Net variation in minority interest           -                     -                   -                         -
                                       -------------      -----------------      ---------------         ----------------

BALANCE AS OF DECEMBER 31, 1998        1,492,363,425      $           1,952      $       803,762         $        117,693
                                       =============      =================      ===============         ================



                                                           RESERVE FOR         CUMULATIVE                               TOTAL
                                                           -----------         ----------                               -----
                                         RETAINED          REPURCHASE          EFFECT OF            MINORITY        STOCKHOLDERS'
                                         --------          ---------           ---------            --------        -------------
                                         EARNINGS          of SHARES           RESTATEMENT          INTEREST            EQUITY
                                         --------          ---------           -----------          --------            ------
nonmonetary assets                          -               -                         -                  890,225          890,225
Net variation in minority
interest
                                      --------------   -----------------    ----------------     ---------------   --------------

BALANCE AS OF DECEMBER 31, 1998       Ps. 15,065,852   Ps.       285,848      Ps.(14,082,594)       Ps.3,504,775    Ps.13,952,075
                                      ==============   =================    ================     ===============   ==============


BALANCE AS OF DECEMBER 31, 1997       $    1,523,154   $          32,232    $     (1,403,741)    $       243,366   $    1,319,238

Increase in reserve for
repurchase of
   shares                                    (20,122)             20,122              -                  -              -
Repurchase of own shares                      (1,959)            (23,595)             -                  -                (26,374)
Dividends paid in cash                       (78,362)       -                         -                  (24,169)        (102,531)
Net consolidated income for the year          93,045        -                         -                   42,857          135,902
Result from holding nonmonetary
assets                                      -               -                        (13,090)                992          (12,098)
Net variation in minority interest          -               -                         -                   89,564           89,564
                                      --------------   -----------------    ----------------     ---------------   --------------

BALANCE AS OF DECEMBER 31, 1998       $    1,515,756   $          28,759    $     (1,416,831)    $       352,610   $    1,403,701
                                      ==============   =================    ================     ===============   ==============



       The accompanying notes are an integral part of these statements.

                      DESC, S.A. DE C.V. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
 EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (PS.) AND THOUSANDS OF U.S.
                                  DOLLARS ($)

                                                                       1996             1997              1998               1998
                                                                       ----             ----              ----               ----
OPERATIONS:
   Income before extraordinary items                          Ps.   3,299,486   Ps.   2,559,647    Ps.  1,350,793    $     135,902
   Add (deduct)-Items which do not require (generate)
     Resources-
     Depreciation and amortization                                    811,127           785,329           931,992           93,766
     Depreciation of inactive plant                                   -                  11,861           56,020             5,636
      Extraordinary items                                            (222,905)           32,220           -                -
     Capitalized comprehensive financial income (cost)                 26,111             4,515          (110,226)         (11,090)
     Equity in associated companies and unconsolidated
         subsidiaries                                                 (42,875)           49,497           108,170           10,883
     Amortization of goodwill                                          20,714             3,269            25,608            2,576
                                                              ---------------   ---------------    --------------    -------------
                                                                    3,891,658         3,446,338         2,362,357          237,673
Changes in operating assets and liabilities-
   Notes and accounts receivable                                       84,063          (720,212)         (136,103)         (13,693)
   Inventories                                                       (121,232)         (617,246)           (5,977)            (601)
   Prepaid expenses                                                    (2,450)          (36,197)              498               50
   Assets available for sale                                          -                -                 (298,185)         (30,000)
   Notes and accounts payable to suppliers, other payables
     and accrued liabilities                                          293,439          (151,675)           35,523            3,574
   Income taxes and employee profit sharing                             7,992           (12,254)          100,263           10,087
                                                              ---------------   ---------------    --------------    -------------
   Resources generated by operations                                4,153,470         1,908,754         2,058,376          207,090

INVESTMENTS:
   Land acquisition                                                   (14,016)         -                  (85,940)          (8,646)
   Cost of land sold                                                   80,364            81,003           220,564           22,191
   Investment in real estate projects                                (264,557)         (131,949)         (359,348)         (36,154)
   Cost of real estate projects sold                                   31,868           157,620           128,754           12,954
   Shares of associated companies and unconsolidated
     subsidiaries                                                     (47,886)           (6,607)          (66,871)          (6,728)
   Purchase of shares of Corfuerte                                                     (742,751)           -               -
   Cash and cash equivalents of Corfuerte                             -                   4,336            -               -
   Sale of shares of Inmobiliaria Cecore                              -                  17,133            -               -
   Purchase of shares of Authentic Specialty Foods (ASF)              -                -               (1,476,975)        (148,597)
   Sale of shares of ASF and Corfuerte                                -                -                  433,029           43,566
   Cash and cash equivalents of ASF                                   -                -                   81,674            8,217
   Purchase of shares of Nair Industrias                              -                -                 (253,000)         (25,454)
   Cash and cash equivalents of Nair Industrias                       -                -                   26,653            2,682
   Purchase of shares of Canada de Santa Fe                           -                -                 (117,774)         (11,849)
   Purchase of shares of Univasa                                     (200,426)         -                   -               -
   Acquisition of property, plant and equipment                    (1,679,741)       (1,525,787)       (1,597,074)        (160,680)
   Net book value of retirements                                      132,072            47,316           159,916           16,089
   Investment in real estate held for rent                             (6,051)         (206,535)         (229,518)         (23,092)
   Other assets                                                      (219,398)         (401,576)           19,087            1,922
                                                             -----------------  ----------------   --------------    -------------
   Resources applied to investments                                (2,187,771)       (2,707,797)       (3,116,823)        (313,579)

FINANCING:
   Decrease in short-term bank loans and current portion
     of long-term debt                                             (2,567,886)         (199,463)          270,969           27,262
   Monetary effect on short-term debt, net of exchange loss          (758,180)         (292,898)          194,827           19,601
   Proceeds from long-term debt                                     1,594,931         3,189,018         1,887,899          189,939
   Payments of principal of long-term debt                           (217,555)         (680,864)       (1,285,910)        (129,374)
   Monetary effect on long-term debt, net of exchange loss           (943,656)         (587,165)          896,228           90,169
   Increase in capital stock and paid-in surplus                    1,144,125          -                   -              -
   Dividends paid                                                     -                (213,060)         (778,881)         (78,362)
   Dividends paid to minority stockholders of subsidiaries             (9,486)         (197,524)         (240,224)         (24,169)
   Repurchase of shares                                               -                 (95,315)         (262,148)         (26,374)
                                                              ---------------   ---------------    --------------    -------------
   Net cash generated by (applied to) financing activities         (1,757,707)          922,729           682,760           68,692
                                                              ---------------   ---------------    --------------    -------------
   Net increase (decrease) in cash and cash equivalents               207,992           123,686          (375,687)         (37,797)
   Balance at beginning of year                                     1,052,761         1,260,753         1,384,439          139,286
                                                              ---------------   ---------------    --------------    -------------
   Balance at end of year                                     Ps.   1,260,753   Ps.   1,384,439    Ps.  1,008,752    $     101,489
                                                              ===============   ===============    ==============    =============
SUPPLEMENTAL CASH FLOW DISCLOSURES:
   Income and asset taxes paid                                Ps.     322,694   Ps.     333,247    Ps.    566,199    $      56,964
                                                              ---------------   ---------------    --------------    -------------
   Employee profit sharing paid                               Ps.      56,813   Ps.      92,824    Ps.     76,336    $       7,680
                                                              ---------------   ---------------    --------------    -------------
   Interest paid                                              Ps.     700,252   Ps.     794,745    Ps.    862,335    $      86,758
                                                             ----------------  ----------------    --------------    -------------

 The accompanying notes are an integral part of these consolidated statements

                      DESC, S.A. DE C.V. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    AS OF DECEMBER 31, 1996, 1997 AND 1998
            EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (PS.)
           AND THOUSANDS OF U.S. DOLLARS ($), EXCEPT EXCHANGE RATES

1.      PRINCIPAL ACTIVITIES:

The Company is the controlling stockholder of a group of companies that engage mainly in the manufacture and sale of automotive parts, petrochemicals, diversified products and food. It is also engaged in the acquisition, sale, development and leasing of real estate.

The Company's principal subsidiaries, which are all 99.9%-owned by the Company, are:

-      Unik, S.A. de C.V. ("Unik")
-      Girsa, S.A. de C.V. ("Girsa")
-      Agrobios, S.A. de C.V. ("Agrobios")
-      Dine, S.A. de C.V. ("Dine")

2.      SIGNIFICANT ACCOUNTING POLICIES:

The accounting policies followed by the Company are in accordance with the accounting principles generally accepted in Mexico, which require management to make certain estimates and use certain assumptions to determine the valuation of some of the balances included in the financial statements and to make the disclosures required to be included therein. Although the actual results may differ from those estimates, management believes that the estimates and assumptions used were appropriate in the circumstances.

The significant accounting policies followed by the companies are as follows:

CHANGE IN ACCOUNTING POLICY-

Effective 1997, the Company adopted the Fifth Amendment to Bulletin B-10 issued by the Mexican Institute of Public Accountants. This amendment establishes the changes in the National Consumer Price Index (NCPI) as the only method to be used for the restatement of the majority of nonmonetary assets. The amendment allows the use of replacement costs to recognize the effects of inflation in inventories and cost of sales and to apply the inflation rate of the countries of origin and the fluctuation in exchange rates, in the restatement of imported fixed assets.

RECOGNITION OF THE EFFECTS OF INFLATION-

The Company and its subsidiaries follow the accounting policies established in Bulletin B-10 and its amendments and, accordingly, the financial statements have been restated in terms of the purchasing power of the Mexican peso as of December 31, 1998.

BASIS OF CONSOLIDATION-

The consolidated financial statements include those of the subsidiaries in which the Company has stock and administrative control. All significant intercompany transactions and balances have been eliminated.

                      DESC, S.A. DE C.V. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

In accordance with new Bulletin B-15 issued by the Mexican Institute of Public Accountants, which became effective on January 1, 1998, the financial statements of independently operated foreign subsidiaries are restated based on the inflation rate of the countries in which they operate and are then translated into Mexican pesos at the exchange rate prevailing at year-end. The financial statements of foreign subsidiaries whose operations are an integral part of the Mexican companies are translated into Mexican pesos as follows:

- Monetary assets and liabilities at the exchange rate prevailing at year-end

- Nonmonetary assets and liabilities and paid-in capital at the exchange rate prevailing at the date the transactions occurred

- Income and expense items at the weighted average exchange rate of the period

- The resulting translated amounts are restated using factors derived from the NCPI.

The participation in net income and changes in equity or consolidation of those subsidiaries that were sold or acquired during the periods has been included in the financial statements up to or since the date on which they were sold or acquired and were restated in terms of purchasing power of the Mexican peso as of December 31, 1998.

CASH EQUIVALENTS-

Investments in marketable securities consist mainly of acceptances, bank promissory notes, and paper issued by the Mexican and US governments, at market (cost plus accrued interest).

INVENTORIES AND COST OF SALES-

Inventories are originally recorded at their acquisition or manufacturing cost and restated to the lower of their net replacement cost without exceeding their net realizable value. Substantially, all subsidiaries compute cost of sales using the replacement cost at the time of sale.

LAND HELD FOR DEVELOPMENT AND REAL ESTATE PROJECTS-

Undeveloped land represents territorial reserves which, together with developed land and ongoing and completed projects, are considered as inventories, since they are held for sale. They are recorded at acquisition cost and restated based on independent appraisals with the purpose of showing values in accordance with the current situation of the real-estate sector.

Had the NCPI been used to restate land held for development, developed land and real estate projects, their net value at December 31, 1997 and 1998 would have increased by Ps.333,143 and Ps.199,749, respectively.

During 1998, the Company capitalized the integral cost of financing on debt used to finance real estate projects in progress in addition to their construction and development costs. The amount capitalized was Ps.63,414 and is restated at year-end using the NCPI.

INVESTMENT IN SHARES-

The investment in shares is represented mainly by the participation in Grupo Financiero Santander Mexicano, S.A. de C.V. (Santander) at market value as of December 31, 1998, (equivalent to Ps.2.00 per share) and other investments recorded under the equity method.

PROPERTY, PLANT AND EQUIPMENT-

Property, plant and equipment are originally recorded at their cost of acquisition and/or construction and restated following the accounting policies established in Bulletin B-10 and its amendments, using the following methods:

1)     Changes in the NCPI for all assets acquired in Mexico.

                      DESC, S.A. DE C.V. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998


2) Imported machinery and equipment acquired in Mexico or abroad were restated by applying to their original cost in foreign currency, the inflation rate of their country of origin and the year-end exchange rates of the respective currencies, without exceeding their realizable value.

Had the restatement of all property, plant and equipment been calculated using the NCPI, the net value of fixed assets as of December, 31, 1997 and 1998 would have increased by Ps.1,069,979 and Ps.931,139 respectively, and depreciation charged to income for the years then ended would have increased by Ps.52,957 and Ps.72,920 respectively.

Up to 1996, property, plant and equipment were recorded based on their acquisition or construction cost and restated to their net replacement values based on appraisals made by independent appraisers registered with the Mexican National Banking and Securities Commission (CNBV).

The companies follow the practice of capitalizing the comprehensive financing result on debt used to finance construction in progress and the installation of equipment, up to the date when the equipment is ready for production. During 1996, 1997 and 1998 the integral financing cost capitalized was Ps. 26,111, Ps.4,515 and Ps.110,226, respectively.

Depreciation of property, plant and equipment is calculated using the straight-line method applied to month-end balances based on utilization of the assets and the estimated remaining useful lives.

GOODWILL-

The goodwill resulting from acquisitions made at a cost higher than book value, which is substantially equal to the fair value of the net assets acquired as a result of their restatement through the acquisition date, is amortized over periods ranging from 3 to 20 years.

INCOME TAXES AND EMPLOYEE PROFIT SHARING-

The provisions for income taxes and employee profit sharing are calculated on taxable income, which differs from book income due to certain differences in the recognition of income and expenses for tax and book purposes. The companies do not have any significant cumulative nonrecurring temporary differences. The main differences result from depreciation for tax purposes and the effects of restatement.

Based on the authorization granted by the Ministry of Finance, the Company prepares its income and asset tax returns on a consolidated basis, including all subsidiaries which comply with the characteristics established for controlled companies. The tax benefit in consolidation is recognized as income in the year in which the annual consolidated tax return is filed.

EMPLOYEE SEVERANCE BENEFITS-

In accordance with Mexican Labor Law, the Mexican subsidiaries are liable for indemnity payments to employees terminating under certain circumstances. These payments are expensed when paid.

The liabilities for seniority premiums, pensions and retirement payments are recorded through annual contributions made to irrevocable trust funds, based on actuarial calculations using the projected unit credit method.

                      DESC, S.A. DE C.V. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998


The comparison of projected actuarial liabilities with the related trust funds as of December 31, 1997 and 1998 reflects an excess of these funds with respect to the amounts required. A portion of the excess as of December 31, 1998 is being recognized over the term in which it is estimated that the employees will retire and is included in "other assets" in the balance sheet.

Since 1997 the actuarial information regarding severance benefits has been determined in accordance with new Bulletin D-3, which requires the utilization of real interest rates for the calculation of employee benefits and considers the related liabilities to be a non-monetary item. Up to 1996 nominal interest rates were used and the effects in balance sheet were recognized as a monetary item.

The analysis of this information is as follows:

                                                             1997                       1998
                                                             ----                       ----
        Projected benefit obligation (PBO)           Ps.           507,943      Ps.           641,526
        Trust funds                                                986,098                    706,387
                                                     ---------------------      ---------------------
        Excess of funds over projected benefit
            obligation                                             478,155                     64,861

        Amount recorded in other assets                             79,230                     92,626
                                                     ---------------------      ---------------------
        Amount to be recognized in future years      Ps.           398,925      Ps.           (27,765)
                                                     =====================      ======================

As of December 31, 1997 and 1998, the trust funds exceed the accumulated benefit obligation (equivalent to the PBO without projecting the salaries to the date of retirement) by Ps.578,575 and Ps.182,478, respectively.

During 1998, the Mexican Stock Exchange had a negative trend, which affected the value of the shares in which the funds are invested. However, as of March 1999, the Stock Exchange has experienced a recovery of 20% in its index, as compared with the index as of December 31, 1998.

The cost of employee benefits for 1996, 1997 and 1998 is as follows:

                                                               1996                      1997                    1998
                                                               ----                      ----                    ----
        Service cost                                Ps.            23,257     Ps.            32,876    Ps.            40,247
        Financial cost                                             24,725                    22,887                   28,698
        Amortization of the excess of funds                        (5,307)                   (6,624)                 (19,488)
                                                    ---------------------     ---------------------    ---------------------
                                                                   42,675                    49,139                   49,457
        Less- Actual return on plan assets                        (42,171)                  (46,743)                 (58,171)
                                                    ---------------------     ---------------------    ---------------------
            Net cost (benefit) for the year         Ps.               504     Ps.             2,396    Ps.            (8,714)
                                                    =====================     =====================    ======================

    The real rates used to determine the actuarial benefits are as follows:

                                      1996                             1997                           1998
                                      ----                             ----                           ----
        Investment return rate        7.0%                             7.0%                           7.0%
        Discount rate                 9.0%                             5.0%                           5.0%
        Salary increase rate          7.5%                             1.5%                           1.5%

STOCKHOLDERS' EQUITY RESTATEMENT-

Capital stock and retained earnings are restated by applying the NCPI to the original contributions of capital and the earnings obtained. The restatement represents the amount necessary to maintain stockholders' equity in terms of the purchasing power of the amounts originally invested or retained.

                      DESC, S.A. DE C.V. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

The cumulative effect of restatement represents the gain or loss from holding nonmonetary assets, which is the amount by which nonmonetary assets change in value as compared to the NCPI.

REVENUES AND EXPENSES RESTATEMENT-

Revenues and expenses that are associated with a monetary item are restated from the month in which they arise through year-end, based on factors derived from the NCPI. Costs and expenses associated with nonmonetary items are restated through year-end, as a function of the restatement of the nonmonetary asset which is being consumed or sold.

COMPREHENSIVE FINANCIAL RESULT-

This represents the net effect of interest earned and incurred, exchange gains and losses and the gain or loss from monetary position, which is the result of maintaining monetary assets and liabilities whose real purchasing power is modified by the effects of inflation.

Foreign currency transactions are recorded at the exchange rate effective at the time the transactions are carried out and foreign currency denominated assets and liabilities are adjusted to the exchange rate effective at year-end.

EARNINGS PER SHARE-

The Company determined its earnings per share based on the average number of shares outstanding during the years.

FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS-

During 1998, the Mexican Institute of Public Accountants issued a revised Bulletin D-4, "Accounting for Income Taxes, Asset Taxes and Employee Profit Sharing". This new standard will be mandatory for all Mexican companies in 2000. The effect of the adoption of this new Mexican standard on the Company's Mexican GAAP financial statements with respect to income and assets taxes is expected to be substantially identical to the effect of the application of SFAS No. 109, as indicated in the reconciliation of Mexican GAAP to U.S. GAAP presented in Note
17. However, the revised Bulletin D-4 will not require any change in the recognition of employee profit sharing. The Company plans to adopt this new Mexican standard in 2000.

A revised IAS No. 14 was issued in August 1997 and will become an integral part of Mexican GAAP when it becomes effective in 1999. While this new standard will have no impact on the amounts in the basic financial statements, it significantly expands the footnote disclosures required for operating and geographical segments. The Company plans to adopt this new Mexican standard in 2000.

3.      CASH AND CASH EQUIVALENTS:

Cash and cash equivalents consist of the following:

                                                                                  1997                      1998
                                                                                  ----                      ----
    Cash                                                             Ps.           234,093     Ps.           134,979
    Unsecured short-term investments at fixed rates of
        interest with maturities less than 3 months                              1,150,346                   873,773
                                                                     ---------------------     ---------------------
                                                                     Ps.         1,384,439     Ps.         1,008,752
                                                                     =====================     =====================

                      DESC, S.A. DE C.V. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

4.      NOTES AND ACCOUNTS RECEIVABLE:

Notes and accounts receivable include:

                                                                           1997                      1998
                                                                           ----                      ----
                     Trade                                        Ps.         2,940,149     Ps.         3,298,281
                     Less- Allowance for doubtful accounts                       77,198                    63,555
                                                                  ---------------------     ---------------------
                                                                              2,862,951                 3,234,726
                     Other accounts receivable                                  515,487                   480,538
                                                                  ---------------------     ---------------------
                                                                  Ps.         3,378,438     Ps.         3,715,264
                                                                  =====================     =====================

5.      INVENTORIES:

Inventories consist of the following:


                                                                            1997                        1998
                                                                            ----                        ----
                   Finished goods and work in process               Ps.         1,488,631     Ps.         1,555,541
                   Raw materials, supplies and other                            1,270,192                 1,345,063
                                                                    ---------------------     ---------------------
                                                                                2,758,823                 2,900,604
                   Less- Allowance for slow-moving items                           25,022                    24,533
                                                                    ---------------------     ---------------------
                                                                                2,733,801                 2,876,071
                   Advances to suppliers                                           20,485                    19,173
                                                                    ---------------------     ---------------------
                                                                    Ps.         2,754,286     Ps.         2,895,244
                                                                    =====================     =====================

6.      LAND HELD FOR DEVELOPMENT
        AND REAL ESTATE PROJECTS:

Land held for development and real estate projects are as follows:


                                                                               1997                      1998
                                                                               ----                      ----
                   Land held for development                           Ps.         1,336,187     Ps.         1,784,041
                   Real estate projects in progress                                  958,744                 1,271,891
                   Real estate for sale                                              265,879                   241,334
                   Developed land                                                     38,223                    89,488
                   Advances to contractors                                            42,642                    22,777
                   Other                                                               6,224                     6,082
                                                                       ---------------------     ---------------------
                                                                       Ps.         2,647,899     Ps.         3,415,613
                                                                       =====================     =====================

7.      PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment include:


                                                                             1997                      1998
                                                                             ----                      ----
                   Buildings and installations                       Ps.         5,396,638     Ps.         5,913,172
                   Machinery and equipment                                      13,026,845                13,639,457
                   Transportation equipment                                        360,388                   467,005
                   Furniture and office equipment                                  284,432                   298,082
                   Real estate for rent                                            568,907                   575,518
                   Other                                                           415,126                   252,069
                                                                     ---------------------     ---------------------
                                                                                20,052,336                21,145,303
                   Less- Accumulated depreciation                                9,861,762                 9,895,444
                                                                     ---------------------     ---------------------
                                                                                10,190,574                11,249,859
                   Projects in progress                                            812,619                 1,193,741
                   Land                                                          1,275,057                 1,208,206
                                                                     ---------------------     ---------------------
                                                                     Ps.        12,278,250     Ps.        13,651,806
                                                                     =====================     =====================

                      DESC, S.A. DE C.V. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

The annual depreciation rates are as follows:


                                                             1996                   1997               1998
                                                             ----                   ----               ----
                   Buildings and installations          2.83% to 10.00%       1.40% to 31.46%     1.40% to 31.46%
                   Machinery and equipment              3.25% to 20.00%       3.64% to 33.33%     3.09% to 35.00%
                   Transportation equipment             7.69% to 33.33%       5.00% to 33.33%     7.00% to 25.00%
                   Furniture and office equipment       5.61% to 67.58%       3.00% to 69.00%     3.00% to 69.00%
                   Real estate for rent                      2.5%                   2.5%               2.5%
                   Other                                1.40% to 57.75%       4.56% to 58.00%     4.58% to 58.00%

8.      TRANSACTIONS AND BALANCES
        IN FOREIGN CURRENCY:

The Company and its subsidiaries valued their foreign currency denominated assets and liabilities, represented mainly by US dollars, at the exchange rate effective at December 31, 1997 and 1998 of Ps.8.064 and Ps.9.9395 per US dollar, respectively, because it is expected to use foreign currency denominated assets to settle the foreign currency denominated liabilities.

As of December 31, 1997 and 1998, the foreign currency position was as follows:


                                                                                   1997                      1998
                                                                                   ----                      ----
                   Assets                                                  $             180,898     $             275,569
                                                                            --------------------     ---------------------
                   Liabilities-
                   Current-
                       Non-interest bearing                                              132,514                   112,608
                       Interest bearing                                                  302,099                   323,944
                                                                           ---------------------     ---------------------
                                                                                         434,613                   436,552
                   Long-term                                                             540,181                   675,195
                                                                           ---------------------     ---------------------
                                                                                         974,794                 1,111,747
                                                                           ---------------------     ---------------------
                       Net liability position in foreign currency          $             793,896     $             836,178
                                                                           =====================     =====================

During the years ended December 31, 1996,1997 and 1998, the Company and its subsidiaries had transactions in foreign currency which had been translated to Mexican pesos at the exchange rate in effect at the date of each transaction, the most significant of which were:

                                                                  1996                      1997                     1998
                                                                  ----                      ----                     ----

                   Direct export sales                      $           312,720     $             506,389      $           633,178
                   Indirect export sales under agreement                166,938                   181,581                  189,157
                                                            -------------------     ---------------------      -------------------
                                                                        479,658                   687,970                  822,335
                   Less- Purchases of inventories                      (333,383)                 (492,041)                (583,789)
                                                            -------------------     ---------------------      -------------------
                                                                        146,275                   195,929                  238,546
                                                            -------------------     ---------------------      -------------------
                   Interest earned                                        4,057                       360                      580
                   Less- Interest expense                               (60,068)                  (54,403)                 (58,780)
                                                            -------------------     ---------------------      -------------------
                                                                        (56,011)                  (54,043)                 (58,200)
                                                            -------------------     ---------------------      -------------------
                   Royalty income                                         1,913                     9,594                    4,839
                                                            -------------------     ---------------------      -------------------
                   Net                                      $            92,177     $             151,480      $           185,185
                                                            ===================     =====================      ===================

                      DESC, S.A. DE C.V. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

As of March 19, 1999, the date of issuance of these financial statements, the unaudited foreign exchange position was similar to that at year-end, and the exchange rate was Ps.9.653 per US dollar.

9.      BANK LOANS AND LONG-TERM DEBT:

Banks loans and long-term debt are as follows:

                                                          1997
                                                          ----
                                       MATURITY       INTEREST RATE             AMOUNT         MATURITY
                                       --------                ----             ------         --------
Eurobonds-
   Girsa  $  80.93   million             1998             8.37%          Ps.       774,067         -
   Dine   $  57.80   million             1998             8.12%                    552,836         -
Guaranteed bonds-
   Dine   $ 150 million                  2007             8.75%                  1,434,696       2007
International Finance Corporation-
   Girsa  $ 155 million              1999 to 2006       Variable                   908,641   1999 to 2006
Credit contracts-
   Girsa  $  65 million                  2000           Variable                   621,702       2000
   Girsa  $  30 million                    -                -                         -          2003
Guaranteed syndicated credits-
   Unik   $  75 million                    -                -                         -          2001
   Unik   $  31.30  million              2002             6.49%                    362,900       2002
   Unik   $  34.26  million              2003             7.34%                    386,996       2003
Other loans payable in-
   Mexican pesos                     1998 to 2003       Variable                   186,761   1999 to 2003
   Foreign currency                  1998 to 2004       Variable                 2,035,064   2000 to 2007
                                                                          ----------------
                                                                                 7,263,663
Less- Current portion                                                           (1,931,638)
                                                                          ----------------
                                                                         Ps.     5,332,025
                                                                         =================

                                               1998
                                               ----
                                        INTEREST RATE               AMOUNT
                                                 ----               ------
Eurobonds-
   Girsa  $  80.93   million                 -            Ps.   -
   Dine   $  57.80   million                 -                  -
Guaranteed bonds-
   Dine   $ 150 million                    8.75%                  1,490,925
International Finance Corporation-
   Girsa  $  155 million                  Variable                1,540,623
Credit contracts-
   Girsa  $  65  million                  Variable                  646,067
   Girsa  $  30  million                  Variable                  298,185
Guaranteed syndicated credits-
   Unik   $  75 million                   Variable                  745,463
   Unik   $  31.30  million                6.49%                    311,127
   Unik   $  34.26  million                7.34%                    340,523
Other loans payable in-
   Mexican pesos                          Variable                  190,996
   Foreign currency                       Variable                2,106,503
                                                           ----------------
                                                                  7,670,412
Less- Current portion                                              (804,053)
                                                           ----------------
                                                          Ps.     6,866,359
                                                          =================


     Long-term debt maturities are as follows:

                                                             1998
                   2000                              Ps.         2,143,314
                   2001                                          1,386,603
                   2002                                            733,955
                   2003                                            734,027
                   2004 and thereafter                           1,868,460
                                                     ---------------------
                                                     Ps.         6,866,359
                                                     =====================

      The current portion of long-term debt and short-term bank loans are as follows:

                                                                    1997                      1998
                                                                    ----                      ----
                   Current portion of long-term debt        Ps.         1,931,638     Ps.           804,053
                   Other loans payable in-
                       Mexican pesos                                       33,048                     8,856
                       Foreign currency                                   998,727                 2,688,111
                                                            ---------------------     ---------------------
                                                            Ps.         2,963,413     Ps.         3,501,020
                                                            =====================     =====================

                      DESC, S.A. DE C.V. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998


On July 21, and October 15, 1993, Girsa and Dine, subsidiaries of Desc, placed long-term Eurobonds issues at fixed rates of interest which were paid at their due dates in 1998. On October 9, 1997 Dine placed long-term guaranteed bonds on the international markets due October 9, 2007.

Some of the obligations and restrictions of the guaranteed bonds are as follows:

-     Specific restrictions on new liens on fixed assets.

- Limitations on the acquisition of new debt when the adjusted interest coverage ratio is less than 2.25. At year-end, the ratio was 5.05.

- Limitations regarding dividend payments, share distributions, repurchase of shares and/or any other form of capital reductions in cash. Such payments may be made only when:

1. No event of default under the established obligations of the issue has occurred.

2. Payments do not exceed the cumulative amount of majority consolidated income (not considering the effects of inflation). The cumulative amount shall be computed from January 1, 1997 through the date on which any payment is made. Such amount shall be multiplied by .5, and $50 million will be added. The result shall represent the Company's dividend payment capacity. In case the cumulative amount is negative, an aggregate payment of $30 million may be made over the term of the issue.

The investment contract with International Finance Corporation (IFC), whereby IFC granted to Girsa a financing for $155 million, is comprised as follows:

-     Loan  A, for $30 million
-     Loan  B, for $40 million
-     Loan  C, for $10 million
- Loan D is a revolving loan through the issuance of commercial paper represented by a maximum unpaid amount of $75 million

At December 31, 1997 and 1998, a total of $95 million and $155 million, respectively, has been used.

Repayment of loans A, B and C will be made through equal semi-annual installments, beginning on August 15, 1999, during five, four and seven-year terms, respectively. Loan D will be repaid in full no later than August 14, 2000.

Interest on the loans will be paid semiannually with a reduction of a hundred basis points since May 15, 1998 and until their due dates, according to an agreement dated May 15, 1998, at the following rates:

                                                         Rates

                                           LOAN              1997                      1998
                                                             ----                      ----
        A and C                                          LIBOR + 3.125             LIBOR + 2.125
        B                                                LIBOR + 3.0               LIBOR + 2.0

Additionally, loan C requires the payment of additional annual interest calculated at 1% of the consolidated operating margin (operating income less consolidated financial expense of Girsa) with a maximum limit set.

Interest on Loan D is determined in accordance with the discount rate of the issuance of the commercial paper plus the commission on the unused line of credit equivalent to 2.25 points.

There are certain covenants for Girsa and its subsidiaries, which have been complied with, of which the most significant are:

                      DESC, S.A. DE C.V. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998


-       Limitation as to the existence of liens.
-       Disposals of property, plant and equipment.
-       Current ratio of at least 1.
-       Debt to equity ratio of no greater than 0.60.
- Consolidated short-term debt may not exceed 20% of net sales for the previous year.

During 1997, Girsa signed into credit contracts for long-term operations (3 years), in which it received financing of $65 million, including global payments at the maturity dates and semi-annual payments of interest at rates ranging between LIBOR plus 0.80 and LIBOR plus 2.5.

During 1998, Girsa signed into credit contracts for long-term operations (5 years) in which it received financing of $30 million, including global payment at the maturity dates and quarterly payments of interest at LIBOR plus 1.0.

The financing establishes restrictions for Girsa and its subsidiaries, which in all cases have been met, the most important of which are similar to those of the IFC loan mentioned above.

On May 19, 1998 Unik signed a guaranteed syndicated credit of $75 million, payable in one installment in the year 2001, bearing interest at LIBOR plus 1.0 in the first year and LIBOR plus 1 and 1/8 in the next two years. This loan is guaranteed by Unik and its subsidiaries Spicer, S.A. de C.V., Moresa, S.A. de C.V. and Hayes Wheels de Mexico, S.A. de C.V.

As part of its debt restructuring, Spicer entered into syndicated loan agreements amounting to $100 million, secured by its export sales. As of December 31, 1998, outstanding amounts were $31.30 million and $34.26 million. These loans are linked to a long-term export contract with Dana Corporation (minority stockholder of Spicer), whereby Dana agrees to purchase sufficient amounts to generate the resources necessary to pay the loan installments.

These loans are payable in semi-annual installments that began on June 6 and September 11, 1996, respectively, over a seven-year period, bearing variable interest rates at LIBOR plus 0.50. In addition, Spicer entered into two swaps for the same amounts and terms of these loans, to secure fixed interest rates, after taxes, of 7.342% and 6.495%, respectively.

The fair value of the interest rate swaps is estimated based on quoted market prices to terminate the related contracts at the reporting date. As of December 31, 1998 the fair value of the interest rate swaps was estimated to be a loss of Ps.19,799. The Company does not anticipate canceling these contracts and expects them to expire as originally contracted.

The fair value of the long-term debt $150 million Guaranteed Bonds issued by Dine is $120.5 million. The fair value is based on the discounted value of contractual cash flow. The discount rate is estimated using rates currently offered for debt with similar remaining maturities. The fair value is based on quoted market prices. The carrying value of the short-term debt and of the rest of the long-term debt is substantially the same as their fair value.

10.     ACQUISITIONS AND SALES:

In June 1998, Dine acquired an additional 10% of Canada de Santa Fe, S.A. de C.V., owner of land reserves for residential projects, in Ps.107,712 (nominal value). After this transaction, Dine has effective control over the acquired company and, therefore, it included it in the consolidation.

Also in June 1998, the Company, through its subsidiary Agrobios, acquired 99% of the shares of Authentic Specialty Foods ("ASF"), a company engaged in the manufacture and distribution of Mexican food in the South and West of the United States by $148 million. In 1998, ASF's annual sales amounted to $42 million of which $36 million were included in the accompanying income statement and total assets of to $176 million at year-end. Goodwill of Ps.1,174,631 resulting from this transaction will be amortized in 40 years in the United States.

On the date of acquisition of ASF, it was decided to sell a portion of the fixed assets acquired. These fixed assets were sold in January 1999 for $30 million (Ps.298,185). In September 1998, Agrobios sold 18.69% of its equity in Corfuerte and AAC (ASF's holding company) to J. P. Morgan Capital Corporation. The net gain obtained from this transaction ($9 million) was recognized as income.

                      DESC, S.A. DE C.V. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

In December 1998, Corfuerte, S.A. de C.V. (subsidiary of Agrobios) acquired 60% of the shares of Nair Industrias, S.A. de C.V. and Pesquera Nair, S.A. de C.V., companies engaged to the fishing and selling of tuna, for Ps.253,000. These companies reported sales of Ps.226,475 in 1998, of which Ps.23,240 was included in the accompanying income statement, and total assets of Ps.461,569 at year-end.

11.     STOCKHOLDERS' EQUITY:

At the stockholders' meetings held on April 24 and December 9, 1998, the following was approved:

        a) The payment of cash dividends of Ps.736,323 whose restated value is Ps.778,881.

        b) To restructure the shares representing the capital stock through a stock split, whereby each outstanding share was exchanged for five new shares of the same Series.

        c) To increase the reserve for the repurchase of shares by Ps.200,000, affecting retained earnings, with the purpose of purchasing shares for an amount up to 3% of the Company's capital stock. During the year, 23,129,140 shares were purchased in Ps.262,148 whose market value as of December 31, 1998 was Ps.240,854.

         As of December 31, 1998 the capital stock is represented by:



                                                                                  SHARES              AMOUNT

                   Fixed portion-
                      Nominative Series "A" shares (without withdrawal rights
                          and which must represent at least 51%
                          of the shares with voting rights)                       620,400,900     Ps.       8,065
                   Variable portion-
                      Nominative Series "B" shares (with withdrawal
                          rights and which may not represent more than
                          49% of the shares with voting rights)                   554,096,760               7,203
                   Series "C" shares (with voting restrictions)                   317,865,765               4,133
                                                                             ----------------     ---------------
                                                                                1,492,363,425     Ps.      19,401
                                                                             ================     ===============

Series "A" and "B" shares may only be acquired by Mexican citizens or Mexican entities with an exclusion clause for foreign investors. Series "C" shares may be freely subscribed.

Dividends from earnings generated until 1998 are not subject to income taxes, as long as they are paid from "Net taxable income" (UFIN). Dividends not paid from UFIN are subject to a 34% income tax. Beginning in 1999, dividends paid to individuals or foreign residents will be subject to income tax withholding at an effective rate ranging from 7.5% to 7.7%, depending on the year in which the earnings were generated. In addition, if earnings for which no corporate tax has been paid are distributed, the tax must be paid upon distribution of the dividends. Consequently, the Company must keep a record of earnings subject to each tax rate.

                      DESC, S.A. DE C.V. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

Capital reductions will be subject to taxes on the excess of the reduction over the price-level adjusted paid-in capital, in accordance with the formula prescribed by the income tax law.

The annual net income of each company is subject to the legal requirement that 5% thereof be transferred to a legal reserve until this reserve equals 20% of capital stock. This reserve may not be distributed to stockholders during the existence of the Company, except in the form of stock dividends. The nominal amount of the legal reserve as of December 31, 1997 and 1998 is Ps.20,660, which is included in retained earnings.

12.     INCOME TAX BASIS:

The companies are subject to income and asset taxes. Income taxes are calculated in terms of Mexican pesos when the transactions occurred and not in terms of Mexican pesos as of the end of the periods. Beginning in 1999, the income tax rate increased from 34% to 35%, with the obligation to pay this tax each year at a rate of 30% (transitorily 32% in 1999), with the remainder payable upon distribution of earnings. The asset tax rate is 1.8%.

Some subsidiaries in the agribusiness sector have authorizations to pay income and asset taxes under a simplified regimen. Other subsidiaries have a 50% reduction of their taxable income due to their activities.

Asset tax are computed at an annual rate of 1.8% on the average of the majority of restated assets (except investments) less certain liabilities, and the tax is paid only to the extent that it exceeds the income taxes of the period. Any required payment of asset taxes may be credited against the excess of income taxes over asset taxes for the following ten years.

Employee profit sharing has been determined based on the individual results of each operating company, rather than on a consolidated basis.

At December 31, 1998, the Company has consolidated asset tax paid in 1994 of Ps.11,220, which will be indexed for inflation until the year of application, with expiration in 2004.

In 1996, 1997 and 1998, the principal differences between the tax expense and the income taxes provisions are the following:

                                                                           1996                  1997                 1998
                                                                           ----                  ----                 ----
          Tax expense at statutory rate                              Ps.     1,231,325     Ps.       971,451   Ps.        607,071
          Permanent differences-
             Gain on monetary position                                        (483,324)             (237,578)            (332,680)
             Inflationary component                                            418,659               266,683              191,337
             Non-deductible items                                               63,795                76,484               70,765
             Non-taxable income                                               (204,983)              (93,886)             (88,126)
             Loss related to subsidiaries subject to the
               simplified income tax system                                    (41,481)             (120,869)             (22,688)
             Other                                                              31,442               (45,627)              88,062
                                                                     -----------------     -----------------   ------------------
                                                                              (215,892)             (154,793)             (93,330)
                                                                     -----------------     -----------------   ------------------
          Temporary differences-
             Depreciation                                                     (212,868)              (99,190)             (92,511)
             Cost of sales versus purchases, labor and overhead               (203,698)             (218,860)             (26,895)
             Reserves                                                          (11,720)               (6,004)               6,894
             Equity in unconsolidated subsidiaries                              11,405                   903               17,747
             Tax loss carryforward which will be used in the future             70,972                48,697               83,117
             Other                                                                (968)              (49,980)             (47,291)
                                                                     ------------------    ------------------  -------------------
                                                                              (346,877)             (324,434)             (58,939)
                                                                     ------------------    -----------------   -------------------
                                                                               668,556               492,224              454,802
          Amortization of tax loss carryforwards                              (409,970)             (182,923)             (87,744)
                                                                     -----------------     -----------------   ------------------
             Income tax provision                                    Ps.       258,586     Ps.       309,301   Ps.        367,058
                                                                     =================     =================   ==================

                      DESC, S.A. DE C.V. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998


The following changes in the Mexican income tax law are effective beginning in 1999:

            1. As mentioned above, the income tax rate increased from 34% to 35%, allowing the Company to defer payment of 5% of the tax (3% in 1999) until the date on which the earnings are distributed as dividends.

            2. The benefits of tax consolidation are limited to 60% of the stockholder participation in the subsidiaries, eliminating those over which only effective control is exercised.

            3. Consolidated estimated tax payments made through the holding company have been eliminated.

            4. The immediate deduction of investments in fixed assets has been eliminated.

13.     EXTRAORDINARY ITEMS:

Extraordinary items, consist of the following:


                                                                                   1996                      1997
                                                                                   ----                      ----
                   Credits-
                      Effect of the change in the valuation method of
                          inventories in Unik                              Ps.     -                 Ps.            32,220
                                                                           ---------------------     ---------------------
                                                                                   -                                32,220
                                                                           ---------------------     ---------------------
                   Charges-
                      Write-off of goodwill in Santander                                (189,285)            -
                      Provision for asset impairment in Girsa                            (33,620)            -
                                                                           ---------------------     ---------------------
                                                                                        (222,905)            -
                                                                           ---------------------     ---------------------
                                                                           Ps.          (222,905)    Ps.            32,220
                                                                           =====================     =====================

14.     SUBSEQUENT EVENTS:

a) On February 18, 1999, Girsa signed a letter of intent to enter into a joint venture with Repsol Quimica (a subsidiary of Repsol, S.A. of Spain) to operate the solution synthetic rubber business in North America and Europe.

        The future partners are willing to execute the final agreements and start the new company within six months.

b) On January 14, 1999, Desc obtained a syndicated loan of $120 million, maturing within two years, bearing interest at LIBOR plus 375 basis points. The proceeds of this loan will be used to pay short-term debt. This loan establishes similar restrictions to those stated in Note 9, except that the payment of dividends is restricted in 1999.

15.     RECLASSIFICATIONS OF PRIOR YEAR
        FINANCIAL STATEMENTS:

Certain amounts in the consolidated financial statements as of December 31, 1996 and 1997 have been reclassified in order to conform them to the presentation of the financial statements as of December 31, 1998.

16.     DIFFERENCES BETWEEN MEXICAN
        AND US GAAP:

The consolidated financial statements of the Company are presented on the basis of generally accepted accounting principles in Mexico ("Mexican GAAP"). Certain accounting practices applied by the Company that conform with Mexican GAAP, do not conform with generally accepted accounting principles in the United States ("US GAAP").

                      DESC, S.A. DE C.V. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

Note 17 presents a reconciliation of net income and stockholders' equity to US GAAP. However, this reconciliation to US GAAP does not include the reversal of the restatement of the financial statements to comprehensively recognize the effects of inflation, as required under Mexican GAAP Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information," as amended. The application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and US accounting purposes.

The principal differences between Mexican GAAP and US GAAP are described below together with an explanation, where appropriate, of the method used in the determination of the adjustments that affect net income and total stockholders' equity.

Cash flow information-

Under Mexican GAAP, the Company presents consolidated statements of changes in financial position.

Bulletin B-12 specifies the appropriate presentation of the statement of changes in financial position when the financial statements have been restated in constant Mexican pesos in accordance with the third amendment to Bulletin B-10. Bulletin B-12 identifies the generation and application of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos. The bulletin also requires that monetary and foreign exchange gains and losses not be treated as non-cash items in the determination of resources provided by operations.

The changes included in this statement constitute cash flow activity stated in constant Mexican pesos (including monetary and unrealized foreign exchange gains and losses on liabilities, which are considered cash gains and losses in the constant Mexican peso financial statements).

In accordance with Mexican GAAP, the reduction in current and long-term debt due to restatement in constant Mexican pesos and unrealized exchange gains and losses on liabilities are presented as a resource used by financing activities and the gain from monetary position is presented as a component of operating activities.

Under US GAAP, Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows," does not provide guidance with respect to inflation-adjusted financial statements and requires presentation of statement of cash flows.

The following presents a reconciliation of the resources generated by operating, investing and financing activities under Mexican GAAP to the resources generated by such activities under US GAAP.


                                                                       1996                   1997                   1998
                                                                       ----                   ----                   ----
     Resources generated by operations under Mexican GAAP        Ps.       4,153,470     Ps.      1,908,754  Ps.        2,058,376
     Inflationary effects                                                 (1,544,003)              (721,724)             (872,425)
     Exchange loss                                                           153,381                178,349             1,726,783
     Net book value of retirements                                           132,072                 47,316               159,916
                                                                 -------------------     ------------------  --------------------
     Resources generated by operations under US GAAP             Ps.       2,894,920     Ps.      1,412,695  Ps.        3,072,650
                                                                 ===================     ==================  ====================
     Resources applied to investing activities under Mexican
       GAAP                                                      Ps.        2,187,771    Ps.       2,707,797 Ps.         3,116,823
     Retirements of property, plant and equipment                           (132,072)               (47,316)             (159,916)
     Restatement of investment                                              (744,745)              (553,451)             (242,056)
                                                                 -------------------     ------------------  --------------------
     Resources applied to investing activities under US GAAP     Ps.       1,310,954     Ps.      2,107,030  Ps.        2,714,851
                                                                 ===================     ==================  ====================
     Resources generated by (applied to) financing activities

      under Mexican GAAP                                         Ps.      (1,757,707)    Ps.        922,729  Ps.          682,760
     Inflationary effects                                                  2,288,748              1,275,175             1,114,481
     Exchange loss                                                          (153,381)              (178,349)           (1,726,783)
                                                                 -------------------     ------------------  --------------------
     Resources generated by financing activities
      under US GAAP                                              Ps.         377,660     Ps.      2,019,555  Ps.           70,458
                                                                 ===================     ==================  ====================

                      DESC, S.A. DE C.V. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998



Deferred income taxes and
employee profit sharing-

The Company adopted statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes" effective January 1, 1992 for US GAAP reconciliation purposes (see Note 17). Deferred income taxes under US GAAP are principally due to the difference in the bases of fixed assets for book and tax purposes, the deduction of purchases and production costs remaining in inventory for book purposes which are charged to expense for tax purposes and the recording of tax loss carryforwards as deferred tax assets, which is prohibited under Mexican GAAP in most cases.

The tax effects of temporary differences that generated deferred tax liabilities (assets) under SFAS No. 109 are as follows:

                             DEFERRED INCOME TAXES

                                                                         1997                       1998
                                                                         ----                       ----
           Fixed assets                                          Ps.         2,420,690      Ps.          2,018,265
           Inventories                                                       1,131,438                   1,245,471
           Reserves                                                            (79,239)                   (80,121)
           Investment in Santander                                            (248,859)                  (232,846)
           Payments for rights to enter into lease agreements                    1,993                      2,317
           Tax loss carryforwards                                             (270,648)                    -
           Asset tax recoverable                                              (168,610)                   (11,220)
           Other                                                                 7,080                     19,138
           Less-Allowance for doubtful prepaid income taxes                    248,859                    232,846
                                                                 ---------------------      ---------------------
                                                                 Ps.         3,042,704      Ps.         3,193,850
                                                                 =====================      =====================

Employee profit sharing is subject to the future consequences of temporary differences in the same manner as income taxes. The deferred effects not recorded under Mexican GAAP are included in the reconciliation of Mexican to US GAAP. Additionally, for US GAAP purposes, employee profit sharing must be classified as an operating expense.

                       DEFERRED EMPLOYEE PROFIT SHARING

                                                      1997                       1998
                                                      ----                       ----
           Fixed assets                       Ps.           675,268      Ps.           590,080
           Inventories                                      190,751                    176,612
           Reserves                                         (18,919)                   (24,368)
           Unrealized exchange losses                       (21,896)                   (31,038)
           Other                                             16,653                     36,520
                                              ---------------------      ---------------------
                                              Ps.           841,857      Ps.           747,806
                                              =====================      =====================

Cost of pension plans and
other employee benefits-

On January 1, 1989, Statement of Financial Accounting Standards No. 87 ("SFAS No. 87"), "Employers' Accounting for Pensions", became effective for pension plans outside the United States. The Company has prepared a study of pension costs under US GAAP (see Note 18). Under Mexican GAAP, the requirement to record liabilities for employee benefits using actuarial computations substantially the same as SFAS No. 87 was required beginning in 1993.

                      DESC, S.A. DE C.V. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

The Company has no post-retirement health care insurance or other benefit plans, other than the pension plans referred to in Note 18. Therefore, Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Post-retirement Benefits other than Pensions", and Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Post-employment Benefits", would have no effect on the Company's financial position.

During 1992, the Company withdrew Ps.186,520 from plan assets covering pension and seniority premiums for employees of certain subsidiaries, as the plans were overfunded. The amount of the withdrawal was recorded as income under Mexican GAAP, however, for purposes of SFAS No. 87, the amount must be amortized over the average remaining working life of the employees, which is approximately 17 years.

Minority interest-

Under Mexican GAAP, Bulletin B-8, minority interest in subsidiaries must be included as a component of stockholders' equity. Consequently, unlike US GAAP, minority interest in the income of subsidiaries is not presented as an expense in the statement of income. Under US GAAP, minority interest in subsidiaries is shown below liabilities on the balance sheet and is included in stockholders' equity.

Cost of sales and inventory valuation-

Certain of the Company's subsidiaries use the direct cost method to calculate cost of sales and inventory, whereby certain overhead costs are charged to expense when they are incurred rather than being allocated to inventory. US GAAP requires that indirect manufacturing costs be considered as part of inventory cost.

Land held for development-

Undeveloped and developed land of the real estate business are considered as inventories, since they are held for sale. In 1998, they were restated based on independent appraisals. Under US GAAP, these assets and the corresponding cost of land sold during the year would be restated using the NCPI.

Property, plant and equipment-

Since 1997, the Company restated its fixed assets of foreign origin based on the internal inflation rate of the country of origin and the period end exchange rate. Under US GAAP, these fixed assets would be restated using the NCPI.

Sale of subsidiaries, plant
closings and abandonment of assets-

Under Mexican GAAP, certain costs of plant closings were deferred and amortized over a three-year period. In addition, certain assets not in use and expected to be disposed were depreciated over their normal useful lives. Under US GAAP, the costs associated with the sale or closing of a plant, and any estimated impairment in value of the assets or loss on sale must be recorded as an expense as soon as it can be estimated. Therefore, in the reconciliation of net income and stockholders' equity, these costs and writedowns are adjusted to reflect them in the year in which they became subject to estimation.

Stock option plan-

The Company has a stock option plan for certain of its executives. Under Mexican GAAP compensation expense is not generally recognized. Under US GAAP the difference between the market price and the grant price at the date of grant is charged to compensation expense over the period expected to be benefited, which generally is the vesting period of the stock options. The options granted under the Company's plan are at a price substantially the same as the market price at the date of grant. Therefore, any adjustment under US GAAP is not significant.

                      DESC, S.A. DE C.V. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

Payments received for the right to
enter into lease agreements-

In Mexico, it is common practice for lessors to collect an "up-front" payment from lessees upon the initial signing of a lease agreement. The Company, under Mexican GAAP, has recognized these payments as income in the period in which they were received. The Company has no future obligation with regard to these payments and they are not refundable to the lessee.

Under US GAAP, the amounts received as "up-front" payments must be amortized to income over the terms of the leases, which average three years.

Recognition of income on
construction contracts-

Until 1996, the Company's real estate subsidiary recognized income on construction contracts as it was received in cash, rather than on the percentage-of-completion method. For US GAAP the income may only be recognized as the work on the contract progresses.

Goodwill of Tremec and Polifos-

During 1994 and 1995, the Company purchased the shares of two new subsidiaries at a cost below book value. The negative goodwill recorded on the purchases was amortized to income during 1995 and 1996. Under US GAAP purchase accounting, after considering the deferred tax liability not recorded under Mexican GAAP for the subsidiary, positive goodwill resulted. This goodwill is being amortized to expense over three years for US GAAP purposes.

Investment in financial group-

During 1994, the Company wrote off the goodwill related to its investment in a financial group in order to be consistent with the investee's accounting. For US GAAP purposes, in 1994 the Company's management believed that over the long-term, the full amount of the investment would be realized. During 1995, the Company ceased using the equity method and recorded its investment at the lower of cost or market for US GAAP purposes and in 1996 for Mexican GAAP purposes.

Goodwill of Canada de Santa Fe-

During 1998, Dine acquired 10% of the shares of Canada de Santa Fe, S.A. de C.V. As a result of this acquisition, a goodwill of Ps.64,885 was generated, which will be amortized proportionally to the sales of the "Bosques de Santa Fe" project. Under US GAAP purchase accounting a goodwill of Ps.67,349 resulted, which will be amortized over the same term.

Negative goodwill-

In September 1997, Agrobios acquired 94.3% of the shares of Corfuerte, S.A. de C.V. ("Corfuerte"), a company engaged in the manufacturing and distribution of processed food. The book value (substantially equivalent to the fair value of the net assets acquired as a result of inflation accounting) exceeded the cost of the shares by Ps.7,579, which will be credited to results over five years under the straight-line method. Under US GAAP purchase accounting, after considering the deferred tax asset not recorded under Mexican GAAP for the subsidiary, the excess of the book value over the cost of the shares was Ps.287,262, which was offset against the fair value of the fixed assets acquired and will be recognized in income as a reduction of the related depreciation.

Capitalized financing costs-

The Company capitalizes the integral cost of financing related to construction in progress, including the exchange losses and gain on monetary position. Under US GAAP, only interest expense may be capitalized on US dollar- denominated debt, and only interest expense, net of the related gain from monetary position, may be capitalized on Mexican peso-denominated debt.

                      DESC, S.A. DE C.V. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

Capitalized preoperating expenses-

Under Mexican GAAP, Agrobios capitalized preoperating expenses related to the shrimp business by Ps.64,737 in 1998. Such expenses will be amortized over the term in which this business is fully operational. Under US GAAP, such expenses are charged to income following the provisions of Statement of Position 98-5 issued by the American Institute of Certified Public Accountants, which will become effective in 1999 but it recommends anticipated adoption in 1998.

Adjustment to the sale of shares

In September 1998, Agrobios sold 18.69% of its participation in Corfuerte and ASC to JP Morgan Capital Corporation. The net income obtained under Mexican GAAP in this transaction amounted to Ps.97,347. Under US GAAP, after considering the deferred tax effects not recorded under Mexican GAAP, the net income obtained in this transaction amounted to Ps. 46,152.

Extraordinary items-

The extraordinary items shown in Note 13 do not meet the requirements established by US GAAP to be considered as such under US GAAP standards. Consequently, all of them would be reclassified to operating expenses, in order to present them in accordance with US GAAP rules.

In view of the simple capital structure of the Company, Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings per Share", does not have any impact on the calculation of approximate net majority income per share under US GAAP.

Beginning in 1998, Statement of Financial Accounting Standards No. 130 ("SFAS No. 130"), "Reporting Comprehensive Income", which requires the presentation of comprehensive income under US GAAP, went into effect. Note 17 d) presents a reconciliation of net majority income under US GAAP to comprehensive income under US GAAP, in which the main reconciling item is the effect of restatement (result of holding non-monetary assets), therefore the accumulated other comprehensive income will be the amounts included in the cumulative effect of restatement in the Financial Statements.

Statement of Financial Accounting Standards No.131 ("SFAS No. 131"), "Disclosures About Segments of an Enterprise and Related Information" requires to report the basis of reporting financial information for internally evaluating segment performance. Since the Company uses Mexican GAAP for internal reporting, no additional disclosures are required to comply with this new US accounting bulletin.

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 is presently scheduled to go into effect in the year 2000, although the FASB recently voted to defer its effective date until 2001. This new standard will require recognition of all derivatives on the balance sheet as either assets or liabilities and the measurement of such instruments at their fair value. Changes in the fair value of the derivatives will be recognized currently in earnings, unless specific hedge accounting criteria are met. Gains and losses on derivative hedging instruments must be recorded in either other comprehensive income or current earnings, depending on the nature of the instrument. It should also be noted that International Accounting Standard ("IAS") No. 39, "Financial Instruments:
Recognition and Measurement" was issued in December 1998 and will become an integral part of Mexican GAAP when it becomes effective in 2001. IAS No. 39 requires accounting that is substantially consistent with SFAS No. 133. The Company plans to adopt these new standards when they become mandatory. Although the Company does not presently have any significant derivative instruments or engage in any significant hedging activities, there can be no assurance that the Company will not do so in the future. As a result, the impact that the adoption of SFAS No. 133 and IAS No. 39 may have on the Company's financial statements is not known at this time.

In February 1998, Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", was issued by the American Institute of Certified Public Accountants ("AICPA") and is effective in 1999. The adoption of SOP 98-1 is not expected to have a significant impact on the Company's financial statements.

                      DESC, S.A. DE C.V. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998


In April 1998, SOP 98-5, "Reporting on the Costs of Start-up Activities", was issued by the AICPA and is effective in 1999. The adoption of SOP 98-5 is not expected to have a significant impact on the Company's financial statements.

Convenience statements-

U.S. dollar amounts shown in the financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos, as a matter of arithmetic computation only, at the rate quoted by Banco de Mexico for December 31, 1998 of Ps. 9.9395 per U.S. dollar. Such translation should not be construed as a representation that the Mexican peso amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other exchange rate.

                      DESC, S.A. DE C.V. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998


17.         RECONCILIATION OF MEXICAN GAAP TO US GAAP:

a)     Reconciliation of net majority income-

                                                          1996                    1997
                                                          ----                    ----
NET INCOME:

Net income applicable to majority interest under
   Mexican GAAP                                      Ps.      2,606,523    Ps.       2,147,175
Approximate US GAAP adjustments:
Deferred income taxes                                          (880,583)              (991,003)
Deferred employee profit sharing                               (103,868)              (257,442)
Capitalized exchange loss net of gain on monetary
   position                                                      27,862                  4,805
Write-off of InverMexico shares to market value                 290,203            -
Goodwill of Tremec                                               76,142                 (1,090)
Goodwill of Polifos                                              (8,311)                (2,537)
Goodwill of Canada de Santa Fe                              -                      -
Full absorption costing                                         123,321                (89,233)
Payments for rights to enter into lease agreements                6,871                    385
Recognition of income on construction
  contracts using percentage of completion method                33,167            -
Write-down of fixed assets                                       39,127                 30,351
Additional depreciation on foreign origin fixed
   assets restated using NCPI method                        -                          (52,957)
Restatement of cost of land sold using NCPI method          -                           (7,183)
Adjustment for the sale of shares of  Corfuerte             -                      -
Reduction in depreciation expense of Corfuerte              -                           30,447
Withdrawal of pension fund assets and
   amortization of gains under SFAS No. 87                        7,821                  6,072
Capitalization of preoperating expenses                     -                      -
Benefit of tax consolidation                                    120,413               (172,606)
Effects of inflation accounting on US GAAP
    adjustments                                                 782,645                426,908
Effects on minority interest of US GAAP
     adjustments                                               (423,947)               143,377
                                                     ------------------    -------------------
                                                                 90,863               (931,706)
                                                     ------------------    -------------------
Approximate net income under US GAAP                 Ps.      2,697,386    Ps.       1,215,469
                                                     ==================    ===================

Weighted average common shares outstanding
   (000's)                                                    1,443,300              1,515,185
                                                     ==================    ===================
Approximate net income per share under
      US GAAP                                           Ps.        1.87    Ps.           0.80
                                                     ==================    ===================




                                                                1998                      1998
                                                                ----                      ----
NET INCOME:

Net income applicable to majority interest under
   Mexican GAAP                                          Ps.         924,817        $            93,045
Approximate US GAAP adjustments:
Deferred income taxes                                               (681,452)                   (68,560)
Deferred employee profit sharing                                     (41,236)                    (4,149)
Capitalized exchange loss net of gain on monetary
   position                                                          (49,324)                    (4,962)
Write-off of InverMexico shares to market value                  -                          -
Goodwill of Tremec                                               -                          -
Goodwill of Polifos                                              -                          -
Goodwill of Canada de Santa Fe                                        (2,464)                      (248)
Full absorption costing                                               20,069                      2,019
Payments for rights to enter into lease agreements                    (1,821)                      (183)
Recognition of income on construction
  contracts using percentage of completion method                -                          -
Write-down of fixed assets                                                40                          4
Additional depreciation on foreign origin fixed
   assets restated using NCPI method                                 (19,963)                    (2,008)
Restatement of cost of land sold using NCPI method                   (34,133)                    (3,434)
Adjustment for the sale of shares of Corfuerte                       (51,195)                    (5,151)
Reduction in depreciation expense of Corfuerte                        (3,178)                      (320)
Withdrawal of pension fund assets and
   amortization of gains under SFAS No. 87                             6,867                        691
Capitalization of preoperating expenses                               (7,590)                      (764)
Benefit of tax consolidation                                         137,528                     13,836
Effects of inflation accounting on US GAAP
    adjustments                                                      665,880                     66,993
Effects on minority interest of US GAAP
     adjustments                                                     234,817                     23,626
                                                         -------------------        -------------------
                                                                     172,845                     17,390
                                                         -------------------        -------------------
Approximate net income under US GAAP                     Ps.       1,097,662        $           110,434
                                                         ===================        ===================

Weighted average common shares outstanding
   (000's)                                                         1,506,981                  1,506,981
                                                         ===================        ===================
Approximate net income per share under
      US GAAP                                            Ps.           0.73         $              0.07
                                                         ==================          ==================

                      DESC, S.A. DE C.V. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

b)     Reconciliation of stockholders' equity-

                                                                    1997                     1998                     1998
                                                                    ----                     ----                     ----
       MAJORITY STOCKHOLDERS' EQUITY:
       Stockholders' equity under Mexican GAAP                   Ps. 10,693,619        Ps. 10,447,300             $1,051,089
       Approximate US GAAP adjustments:
       Deferred income taxes                                         (3,042,704)           (3,193,850)              (321,329)
       Deferred employee profit sharing                                (841,857)             (747,806)               (75,236)
       Capitalized exchange loss and gain on
           monetary position                                           (306,655)             (355,976)               (35,814)
       Goodwill of POLIFOS                                              (19,089)              (19,089)                (1,921)
       Goodwill of Canada de Santa Fe                                          -               (2,464)                  (248)
       Full absorption costing                                           99,101               119,170                 11,990
       Payments for rights to enter into lease agreements                (5,860)               (6,621)                  (666)
       Write-down of fixed assets                                        (3,795)               (3,755)                  (378)
       Adjustment for changes to the NCPI method in
          the restatement of land held for sale and
          foreign  origin machinery                                   1,463,262             1,172,221                117,936
       Additional depreciation on foreign origin fixed
          assets restated using NCPI method                             (52,957)              (72,920)                (7,336)
       Restatement of cost of land sold using NCPI
          method                                                         (7,183)              (41,316)                (4,157)
       Adjustment for the sale of shares of  Corfuerte                         -              (51,195)                (5,151)
       Reduction in depreciation expense of
          Corfuerte                                                      28,734                25,556                  2,571
       Capitalization of preoperating expenses                          (64,737)              (72,327)                (7,227)
       Withdrawal of pension fund assets and
           amortization of gains under SFAS No.87                       (67,561)              (50,627)                (5,094)
       Benefit of tax consolidation                                       1,006               127,695                 12,847
       Effects on minority interest of US GAAP
          adjustments                                                   714,918               949,736                 95,552
                                                                 --------------        --------------             ----------

                                                                     (2,105,370)           (2,223,568)              (223,710)
                                                                 --------------        --------------             ----------

       Approximate stockholders' equity under US GAAP            Ps.  8,588,249        Ps.  8,223,732                827,379
                                                                 ==============        ==============             ==========


c)  Reconciliation of the changes in stockholders' equity under US GAAP-

                                                                        1997                        1998
                                                                        ----                        ----
          Approximate stockholders' equity at beginning of
              year                                              Ps.         7,729,058       Ps.         8,588,249
          Approximate net income under US GAAP                              1,215,469                   1,097,662
          Effect of restatement                                            (1,451,025)                   (130,107)
          Adjustment for changes to the NCPI method in the
             restatement of land held for sale and foreign
             origin machinery                                               1,403,122                    (291,041)
          Dividends paid                                                     (213,060)                   (778,881)
          Repurchase of shares                                                (95,315)                   (262,148)
                                                                ---------------------       ---------------------
          Approximate stockholders' equity at end of year       Ps.         8,588,249       Ps.         8,223,732
                                                                =====================       =====================

                      DESC, S.A. DE C.V. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

d)    Comprehensive income (loss) under US GAAP-


                                                           1996                        1997                        1998
                                                           ----                        ----                        ----
       Approximate net income under US GAAP       Ps.         2,697,385        Ps.         1,215,469       Ps.       1,097,662

       Other comprehensive income:
              effect of restatement                          (2,882,990)                     (47,903)                 (421,148)
                                                  ---------------------        ---------------------       -------------------

       Comprehensive income
          (loss) under US GAAP                    Ps.          (185,605)       Ps.         1,167,566       Ps.         676,514
                                                  =====================        =====================       ===================

18.     PENSION PLAN COSTS:

Under Mexican Labor Law, companies are liable for severance payments to employees terminated under certain circumstances. Additionally, there is a liability under the union contracts for voluntary retirements by plant employees with five or more years of service.

The Company provides retirement pensions, seniority premiums, incidental related death benefits and defined benefit pension plans that cover substantially all employees of the Company. Seniority premiums, which are mandated by Mexican Labor Law, are paid to employees who leave the Company after 15 years of service and are based on the number of years of service. For union employees, additional seniority premiums and pension benefits are required by the union contracts. The benefits are revised periodically for all covered employees mainly in conjunction with union negotiations.

The largest subsidiaries compute pension and seniority premiums expense (prepaid) based on actuarial calculations based on the projected unit credit method using actuarial assumptions similar to US GAAP. No liability for accumulated benefit obligations has been recorded because plan assets are in excess of such liability.

The subsidiaries have established irrevocable trust funds to cover the accrued employee benefits. The contributions made in 1996, 1997 and 1998, based on actuarial computations, were Ps. 19,509, Ps. 25,154 and Ps. 21,927. The Company follows the funding recommendations of its actuaries. At December 31, 1998, the balances of these funds amount to Ps.706,387. The assets of the trusts consist of stock traded in the Mexican Stock Market (29%), the majority of which is represented by the Company's common shares, and certain fixed-rate investments (71%).

The number and series of common shares of the Company held by the trusts at December 31, 1998 was as follows:

                   Series A                     40,754,915
                   Series B                      7,685,745
                                              ------------
                                                48,440,660
                                              ============

The market value of the shares of the Company held at that date was Ps.490,656. During 1998, the trusts purchased 16,551,220 shares and sold 13,131,600 shares of the Company's stock.

The US GAAP disclosures under Statement of Financial Accounting Standards No. 132 ("SFAS No. 132"), "Employers Disclosures about Pensions and other Postretirement Benefits" are as follows:

The real rates used in determining the actuarial present value of accumulated plan benefits for the Company's pension plans are the same for both US and Mexican GAAP.

                      DESC, S.A. DE C.V. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

Until December 31, 1996, under Mexican GAAP employee severance liabilities were considered a monetary liability and, accordingly, were included as part of the gain on monetary position. However, under US GAAP such liabilities are considered to be nonmonetary and, accordingly, should not be included in the calculation of the gain on monetary position. The elimination of the gain on monetary position of this item has been included in the reconciliation to US GAAP. As indicated in Note 2, beginning in January 1997, there is no difference between US GAAP and Mexican GAAP since such item is now considered nonmonetary for Mexican GAAP as well.

The Company has prepared a study of pension costs under US GAAP based on actuarial calculations, using the same assumptions used under Mexican GAAP (See
Note 2).

The net pension cost (benefit) and the funded status of the pension plan under SFAS No. 132 are as follows;

                                                                 1996                     1997                    1998
                                                                 ----                     ----                    ----
       Net pension cost:
          Service cost                                   Ps.            23,257    Ps.            32,966    Ps.           40,246
          Interest cost                                                 24,725                   22,986                  28,698
          Actual return on plan assets                                 (42,171)                 (46,863)                (57,944)
          Net amortization and deferral                                 (5,307)                  (6,503)                (19,487)
                                                         ----------------------   ----------------------   ---------------------
          Net pension cost recorded (US and Mexican
               GAAP)                                     Ps.               504    Ps.             2,586    Ps.           (8,487)
                                                         =====================    =====================    =====================

                                                                                1997                       1998
                                                                                ----                       ----
       Pension liability:
          Projected benefit obligation                               Ps.           507,943      Ps.           641,526
          Plan assets at fair value                                                986,098                    706,387
                                                                     ---------------------      ---------------------
          Unfunded projected benefit obligation                                   (478,155)                   (64,861)
          Unrecognized net transition obligation                                    49,347                    (36,135)
          Unrecognized net gain                                                    364,399                     33,872
                                                                     ---------------------      ---------------------
          Prepaid pension cost under US and Mexican GAAP             Ps.           (64,409)     Ps.           (67,124)
                                                                     =====================      =====================

The changes of the projected benefit obligation for the pension liability and the related plan assets at fair value are shown below:


                                                                                  1997                       1998
                                                                                  ----                       ----
       Change in projected benefit obligation:
          Projected benefit obligation at beginning of year            Ps.           457,435      Ps.           507,943
          Service cost                                                                32,966                     40,246
          Interest cost                                                               22,986                     28,698
          Actuarial gain (loss)                                                       (5,190)                    64,639
                                                                       ----------------------     ---------------------
          Projected benefit obligation at end of year                  Ps.           507,943      Ps.           641,526
                                                                       =====================      =====================

       Change in plan assets at fair value:
          Fair value of plan assets at beginning of year               Ps.           648,904      Ps.           986,098
          Actual return on plan assets                                               312,040                   (301,638)
          Plan participant contributions                                              25,154                      6,595
                                                                      ----------------------    -----------------------
          Fair value of plan assets at end of year                     Ps.           986,098      Ps.           706,387
                                                                       =====================      =====================

Under Mexican GAAP and US GAAP there is no difference in the liabilities for seniority premiums.

                      DESC. S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997, AND 1998

19.    SUMMARY FINANCIAL DATA
       BY BUSINESS SEGMENT:

The presentation below sets forth certain financial information regarding the Desc industry segments: automotive parts, petrochemicals, diversified products, food and real estate. Intersegment transactions have been eliminated.

Total assets by industry are those assets that are used in the operations in each industry segment. Corporate assets are principally cash and long-term investments.

                                                         1996                        1997                    1998
                                                         ----                        ----                    ----

Net sales-
   Autoparts (Unik)                                Ps.     6,047,256         Ps.     7,839,560      Ps.      8,887,430
   Petrochemicals (Girsa)                                  4,476,068                 3,692,771               3,418,124
   Diversified products (Girsa)                            3,425,469                 3,428,373               3,491,644
   Food (Agrobios)                                         2,237,335                 3,739,916               4,839,830
   Real estate (Dine)                                        263,263                   441,601                 731,621
   Corporate (Desc)                                           -                         20,424                  20,209
                                                   -----------------         -----------------      ------------------
                                                   Ps.    16,449,391         Ps.    19,162,645      Ps.     21,388,858
                                                   =================         =================      ==================
Operating income (loss)-
   Autoparts (Unik)                                Ps.     1,010,698         Ps.     1,177,210      Ps.      1,354,049
   Petrochemicals (Girsa)                                    957,544                   707,411                 608,226
   Diversified products (Girsa)                              440,467                   441,606                 455,757
   Food (Agrobios)                                           204,287                   488,169                 435,875
   Real estate (Dine)                                         62,405                   112,903                 261,743
   Corporate (Desc)                                          (25,718)                  (30,290)                (30,458)
                                                   -----------------         -----------------      ------------------
                                                   Ps.     2,649,683         Ps.     2,897,009      Ps.      3,085,192
                                                   =================         =================      ==================
Depreciation and amortization-
   Autoparts (Unik)                                Ps.       325,492         Ps.       370,582      Ps.        493,506
   Petrochemicals (Girsa)                                    315,433                   162,121                 171,889
   Diversified products (Girsa)                               25,119                    88,615                  93,120
   Food (Agrobios)                                           125,314                   136,174                 180,331
   Real estate (Dine)                                         17,418                    16,840                  23,844
   Corporate (Desc)                                            2,351                    22,858                  25,322
                                                   -----------------         -----------------      ------------------
                                                   Ps.       811,127         Ps.       797,190      Ps.        988,012
                                                   =================         =================      ==================
Equity in associated companies-
   Autoparts (Unik)                                Ps.          -            Ps.          -         Ps.           -
   Petrochemicals (Girsa)                                       -                         -                       -
   Diversified products (Girsa)                                 -                         -                       -
   Food (Agrobios)                                              -                         -                       -
   Real estate (Dine)                                           -                       (2,654)                  1,857
   Corporate (Desc)                                           42,875                   (46,842)               (110,027)
                                                   -----------------         -----------------      ------------------
                                                   Ps.        42,875         Ps.       (49,497)     Ps.       (108,170)
                                                   =================         =================      ==================

                      DESC. S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997, AND 1998



                                                            1996                      1997                        1998
                                                            ----                      ----                        ----
Interest expense-
   Autoparts (Unik)                                Ps.          (177,650)    Ps.          (159,807)       Ps.          (187,623)
   Petrochemicals (Girsa)                                       (175,052)                  202,365                     (140,836)
   Diversified products (Girsa)                                  (82,377)                  (95,232)                     (66,276)
   Food (Agrobios)                                              (124,653)                  (83,679)                    (181,283)
   Real estate (Dine)                                            (96,377)                 (106,778)                    (176,123)
   Corporate (Desc)                                             (205,307)                 (115,075)                     (55,623)
                                                   ----------------------    ----------------------       ----------------------
                                                   Ps.          (861,416)    Ps.          (762,936)       Ps.          (807,764)
                                                   ======================    ======================       ======================

Interest income-
   Autoparts (Unik)                                Ps.            92,195     Ps.            55,540        Ps.            63,441
   Petrochemicals (Girsa)                                         76,107                    57,788                       45,086
   Diversified products (Girsa)                                   35,814                    27,195                       21,216
   Food (Agrobios)                                                17,689                    35,431                       49,524
   Real estate (Dine)                                              5,310                     6,172                       26,152
   Corporate (Desc)                                              156,069                   193,711                      100,663
                                                   ---------------------     ---------------------        ---------------------
                                                   Ps.           383,184     Ps.           375,837        Ps.           306,082
                                                   =====================     =====================        =====================

Provision for income taxes-
   Autoparts (Unik)                                Ps.            88,500     Ps.           127,723        Ps.           175,752
   Petrochemicals (Girsa)                                        118,299                    89,384                       52,824
   Diversified products (Girsa)                                   48,423                    82,300                       88,000
   Food (Agrobios)                                                 1,020                    23,920                       45,536
   Real estate (Dine)                                              2,344                   (15,280)                       1,907
   Corporate (Desc)                                                    -                     1,254                        3,039
                                                   ---------------------     ---------------------        ---------------------
                                                   Ps.           258,586     Ps.           309,301        Ps.           367,058
                                                   =====================     =====================        =====================
Capital expenditures-
   Autoparts (Unik)                                Ps.           892,775     Ps.           837,639        Ps.           829,816
   Petrochemicals (Girsa)                                        583,875                    58,411                      221,882
   Diversified products (Girsa)                                   24,512                   273,778                      185,408
   Food (Agrobios)                                               357,678                 1,039,409                    1,967,332
   Real estate (Dine)                                            291,231                   356,685                      800,671
   Corporate (Desc)                                               14,719                    43,371                       73,064
                                                   ---------------------     ---------------------        ---------------------
                                                   Ps.         2,164,790     Ps.         2,609,293        Ps.         4,078,173
                                                   =====================     =====================        =====================

Total assets-
   Autoparts (Unik)                                                          Ps.         8,537,940        Ps.         9,267,942
   Petrochemicals (Girsa)                                                                3,816,146                    4,422,388
   Diversified products (Girsa)                                                          2,369,820                    2,410,140
   Food (Agrobios)                                                                       3,620,494                    5,842,567
   Real estate (Dine)                                                                    4,444,141                    5,376,733
   Corporate (Desc)                                                                      1,297,701                      206,567
                                                                             ---------------------        ---------------------
                                                                             Ps.        24,086,242        Ps.        27,526,337
                                                                             =====================        =====================

                      DESC. S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997, AND 1998


20.    CONDENSED FINANCIAL INFORMATION OF DINE, S.A. DE C.V. AND SUBSIDIARIES

The condensed consolidated balance sheet and income (loss) statements of Dine, S.A. de C.V. and its subsidiaries as of and for the periods reported in the accompanying financial statements are as follows:

                                                                                        1997                        1998
                                                                                        ----                        ----
ASSETS
   Current assets......................................................        Ps.           512,331        Ps.           713,575
   Land held for development and real estate projects..................                    2,647,695                    3,415,613
   Investment in shares................................................                      275,861                       57,870
   Property and equipment, net.........................................                      964,950                    1,149,037
   Other assets........................................................                       42,961                       40,638
                                                                               ---------------------        ---------------------
                                                                               Ps.         4,443,798        Ps.         5,376,733
                                                                               =====================        =====================
LIABILITIES AND STOCKHOLDERS' EQUITY
   Current liabilities.................................................        Ps.           816,228        Ps.           543,322
   Long-term debt......................................................                    1,467,998                    1,610,199
   Reserve for separation payments.....................................                          411                          377
   Majority stockholders' equity.......................................                    1,901,585                    2,576,018
   Minority interest...................................................                      257,576                      646,817
                                                                               ---------------------        ---------------------
                                                                               Ps.         4,443,798        Ps.         5,376,733
                                                                               =====================        =====================


                                                                    1996                       1997                     1998
                                                                    ----                       ----                     ----

Revenues................................................       Ps.   263,239             Ps.   441,567        Ps.      731,621
Costs...................................................             125,581                   255,443                 373,163
Gross profit............................................             137,658                   186,124                 358,458
Operating expenses......................................              75,258                    73,229                  96,715
Comprehensive result of financing.......................            (122,016)                   25,598                 260,136
Other income, net.......................................              (8,938)                   (3,346)                (28,328)
Provisions for income and assets taxes..................               5,308                    12,840                  33,342
Equity in associated companies..........................              (4,666)                   (2,656)                  1,857
                                                               -------------             -------------           -------------
Net consolidated income (loss) for the year.............       Ps.   183,380             Ps.    75,147        Ps.       (1,550)
                                                               =============             =============           =============

Desc, S.A. de C.V. has not presented separate financial statements and other disclosures regarding Dine, S.A. de C.V. because the management of Desc has determined that such information is not material to holders of Dine's 8 3/4% Guaranteed Notes due 2007.

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of
Agrobios S.A. de C.V.
and Subsidiaries

We have audited the accompanying consolidated balance sheets of Agrobios, S.A. de C.V. and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and changes in financial position for each of the three years in the period ended December 31, 1998. These financial statements have been prepared in accordance with accounting principles generally accepted in Mexico, and are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Mexico, which are substantially the same as those followed in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As is mentioned in Note 1, the Company and its subsidiaries followed the rules established by the Fifth Document amendment to Bulletin B-10, in force since January 1, 1997.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Agrobios, S.A. de C.V. and Subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations, changes in their shareholders' equity and changes in their financial position for each of the three years in the period ended December 31, 1998, in conformity with accounting principles generally accepted in Mexico, which differ in certain respects from those followed in the United States (see note 17).

                                                Mancera, S.C.
                                                Ernst & Young International

Mexico City
February 22, 1999

To the Stockholders' Meeting of
GIRSA, S.A. de C.V.:

We have examined the consolidated balance sheets of Girsa, S.A. de C.V. and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the three years ended December 31, 1998, 1997 and 1996. These consolidated financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements and are prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Accounting practices used by the Companies in preparing the accompanying financial statements conform with generally accepted accounting principles in Mexico, but do not conform with accounting principles generally accepted in the United States. A description of these differences and a partial reconciliation as permitted by Form 20-F of the Securities and Exchange Commission of consolidated net income and shareholders' equity to U.S. generally accepted accounting principles is set forth in notes 20, 21 and 22.

In our opinion, the aforementioned consolidated financial statements present fairly in all material aspects, the consolidated financial position of GIRSA, S.A. de C.V. and Subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations, the changes in their stockholders' equity and the changes in their financial position for each of the three years ended December 31, 1998, 1997 and 1996, in conformity with accounting principles generally accepted in Mexico.

                                           PricewaterhouseCoopers

Mexico City
February 23, 1999