Form 20-F
period 1999-12-31
DESC S A DE C V
filed 2000-06-27
CIK 925259

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
                          OF THE SECURITIES ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999
                         COMMISSION FILE NUMBER 1-13196

                               DESC, S.A. DE C.V.
                               ------------------
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
                                 --------------
                 (Translation of Registrant's name into English)

                              United Mexican States
                              ---------------------
                 (Jurisdiction of incorporation or organization)

                          Paseo de los Tamarindos 400-B
                          -----------------------------
                              Bosques de las Lomas
                              --------------------
                           05120 Mexico, D.F., Mexico
                           --------------------------
                    (Address of principal executive offices)

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

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
                    Series A Common Stock: 612,147,900 shares
                    Series B Common Stock: 550,606,760 shares
                    Series C Common Stock: 315,979,765 shares

                            (As of December 31, 1999)

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

                                TABLE OF CONTENTS
                                                                                               Page
                                                                                               ----
PART I
         Item 1.    Description of Business.....................................................6
         Item 2.    Description of Property....................................................30
         Item 3.    Legal Proceedings..........................................................30
         Item 4.    Control of Registrant......................................................30
         Item 5.    Nature of Trading Market...................................................31
         Item 6.    Exchange Rates and Other Limitations Affecting
                    Security Holders...........................................................34
         Item 7.    Taxation...................................................................36
         Item 8.    Selected Financial Data....................................................40
         Item 9.    Management's Discussion and Analysis of Financial
                    Condition and Results of Operations........................................45
         Item 9A.   Quantitative and Qualitative Disclosures
                    About Market Risk..........................................................62
         Item 10.   Directors and Officers of Registrant.......................................65
         Item 11.   Compensation of Directors and Officers.....................................68
         Item 12.   Options to Purchase Securities from Registrant or
                    Subsidiaries...............................................................68
         Item 13.   Interest of Management in Certain Transactions.............................68

PART II
         Item 14.   Description of Securities to be Registered.................................69

PART III
         Item 15.   Defaults Upon Senior Securities............................................69
         Item 16.   Changes in Securities and Changes in Security for
                    Registered Securities......................................................69

PART IV
         Item 17.   Financial Statements........................................................*
         Item 18.   Financial Statements.......................................................69
         Item 19.   Financial Statements and Exhibits..........................................69

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

                           PRESENTATION OF INFORMATION
                   In this annual report:

     o "Dine" means Dine, S.A. de C.V., a wholly-owned subsidiary of Desc engaged in the real estate business;

     o "Dollars" and "$" refer to the currency of the United States of America;

     o "Financial Statements" means Desc's audited consolidated financial statements for the years ended December 31, 1999, 1998 and 1997;

     o "GAAP" means generally accepted accounting principles in the indicated country;

     o "Girsa" means Girsa, S.A. de C.V., a wholly-owned subsidiary of Desc engaged in the petrochemicals and diversified products businesses;

     o    "Mexico" means the United Mexican States;

     o    "Mexican Government" means the Mexican federal government;

     o "NCPI" means the Mexican National Consumers Price Index, a measure of inflation in Mexico;

     o "Noon Buying Rate" means the noon buying rate in New York City for cable transfers in Pesos as certified for customs purposes by the U.S. Federal Reserve Bank, expressed in Pesos per $1.00;

     o "Pesos" and "Ps." refer to the currency of Mexico. Except as otherwise indicated, all Peso amounts reflect thousands of Pesos;

     o    "SEC" means the U.S. Securities and Exchange Commission;

     o "Unik" means Unik, S.A. de C.V., a wholly-owned subsidiary of Desc engaged in the automotive parts business; and

     o "we," "our," "us" and similar terms, as well as "Desc," mean Desc, S.A. de C.V. and its consolidated subsidiaries, unless the context indicates otherwise.

         Our fiscal year ends on December 31 of each year, and references to "fiscal year" reflect a 52-week period.

         Our consolidated financial statements are expressed in Pesos and prepared in accordance with Mexican GAAP, which differ from U.S. GAAP in significant respects, in particular by requiring Mexican companies to recognize effects of inflation. Please see notes 19 and 20 to our financial statements for a discussion of the principal differences between Mexican GAAP and U.S. GAAP as they relate to Desc.

         The Mexican Institute of Public Accountants has issued Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information", as amended, and Bulletin B-12, "Statement of Changes in Financial Position". These bulletins outline the inflation accounting methodology mandatory for all Mexican companies reporting under Mexican GAAP. Mexican GAAP provide for the recognition of effects of inflation by restating nonmonetary assets and liabilities using the NCPI, restating the components of stockholders' equity using the NCPI and recording gains or losses in purchasing power due to the holding of monetary liabilities or assets. Mexican GAAP also require that all financial information be presented in constant Pesos, having the same purchasing power for each period indicated taking into account inflation, as of the date of the most recent balance sheet presented. The effect of these inflation accounting principles has not been reversed in the reconciliation to U.S. GAAP. The annual rates of inflation in Mexico, as measured by changes in the NCPI, were 52.0% in 1995, 27.7% in 1996, 15.7% in 1997, 18.6% in 1998 and 12.3% in 1999.

         In this annual report, all financial data presented in Pesos for all periods in the Financial Statements, unless otherwise indicated, have been restated in constant Pesos as of December 31, 1999. Dollar amounts, unless otherwise indicated, are stated on a nominal, that is, noninflation adjusted, basis, except for convenience translations of Peso amounts.

         Solely for your convenience, this annual report contains translations of Peso amounts into Dollars. We have used an exchange rate of Ps.9.55 per Dollar for these translations, which is the exchange rate quoted by Banco de Mexico on December 31, 1999. The Noon Buying Rate was Ps. 9.48 per $1.00 on December 31, 1999. Translations contained in this annual report do not constitute representations that the stated Peso amounts actually represent Dollar amounts or vice versa, or that amounts could be or could have been converted into Dollars or Pesos, as the case may be, at any particular rate.

         Prior to December 8, 1999, we conducted our food business through our wholly-owned subsidiary Agrobios, S.A. de C.V. On December 8, 1999, we merged Agrobios with and into Desc, with Desc being the surviving company of the merger. As a result, each of Agroken, S.A. de C.V. (which conducts our pork business), Agrobios Corporativo, S.A. de C.V. (which provides administrative services to our food subsidiaries), Grupo Corfuerte, S.A. de C.V. (which conducts our branded-food business in Mexico), Authentic Acquisition Corporation, Inc. (which conducts our branded-food business in the U.S.) and Aquanova, S.A. de C.V. (which conducts our development-stage shrimp business), has become a direct subsidiary of Desc.

             CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

         This annual report includes "forward-looking statements," as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward-looking terminology such as "estimate," "project," "believe," "anticipate," "intend," "expect," "plan," "may," "will," "would," "could," or "should" or the negative of these words or other variations of these words or other similar expressions. These forward-looking statements reflect the views of our management with respect to our future financial performance and future events. All forward-looking statements contained in this annual report, including those presented with numerical specificity, however, are uncertain. They are based on assumptions and affected by risks and uncertainties that could cause actual results to differ materially from our expectations described in these forward-looking statements. These factors include, among other things, the following:

     o changes in the Mexican economy, including rates of inflation, economic growth and currency fluctuations;

     o Mexican political instability, including the reversal of market oriented reforms and economic recovery measures or the failure of those reforms and measures to achieve their goals;

     o adverse changes in the prices of our products in the international markets or on the costs of our inputs;

     o competitive product and pricing pressures in both the domestic and international markets; and

     o foreign currency rate fluctuations and fluctuations in other market rate sensitive instruments to which we are a party.

         We caution readers not to place undue reliance on these forward-looking statements. We do not undertake any obligation or intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

         Desc, one of the largest companies in Mexico, is a diversified holding company engaged in five principal lines of business: automotive parts, petrochemicals, diversified products, food and real estate. With the exception of the food business, these businesses are conducted through our principal wholly-owned subsidiaries: Unik, Girsa and Dine, each of which is a holding company with no significant operations. Our food business was conducted through our wholly-owned subsidiary, Agrobios, S.A. de C.V. until December 1999, when Agrobios was merged with and into Desc. As a result of the merger, our food business now is conducted through four principal operating subsidiaries:
Agroken, S.A. de C.V. (pork), Aquanova, S.A. de C.V. (shrimp), Grupo Corfuerte, S.A. de C.V. (branded foods) and Authentic Acquisition Corporation, Inc. (branded foods). Collectively, Unik, Girsa, Dine, Agroken, Aquanova, Grupo Corfuerte and Authentic Acquisition Corporation control or own majority interests in more than 100 companies.

         The following charts depict the percentage of our 1999 consolidated net sales and operating income by business segment:

                            1999 NET SALES BY SEGMENT
                    AS A PERCENTAGE OF CONSOLIDATED NET SALES

[PIE CHART SHOWING 1999 NET SALES BY SEGMENT AS A PERCENTAGE OF CONSOLIDATED NET SALES]

AUTOMOTIVE PARTS         43%
PETROCHEMICALS           14%
DIVERSIFIED PRODUCTS     16%
FOOD                     24%
REAL ESTATE               3%

                    TOTAL Ps. 23,247,073


                        1999 OPERATING INCOME BY SEGMENT
               AS A PERCENTAGE OF CONSOLIDATED OPERATING INCOME(1)

[PIE CHART SHOWING 1999 OPERATING INCOME BY SEGMENT AS A PERCENTAGE OF CONSOLIDATED OPERATING INCOME]

AUTOMOTIVE PARTS         52%
PETROCHEMICALS           13%
DIVERSIFIED PRODUCTS     15%
FOOD                     12%
REAL ESTATE               9%

                    TOTAL Ps. 3,060,899

(1) Percentages sum to more than 100% because operating expenses of Ps.42,085 (1%) allocable to Desc, the holding company, are not included.

         The following chart depicts the percentage of book value of our investments in each of our business segments at December 31, 1999:

                          DESC PORTFOLIO AT BOOK VALUE

[PIE CHART SHOWING DESC PORTFOLIO AT BOOK VALUE]

UNIK (AUTOMOTIVE PARTS)  35%
GIRSA (PETROCHEMICALS &  26%
DIVERSIFIED PRODUCTS)
FOOD SUBSIDIARIES (FOOD) 18%
DINE (REAL ESTATE)       21%

                   TOTAL Ps. 29,654,159


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

         We are one of the largest independent manufacturers of automotive parts in Mexico. For the years ended December 31, 1998 and 1999, our automotive parts business contributed 43.9% and 51.9%, respectively, of our consolidated operating income and 41.6% and 42.9%, respectively, of our consolidated net sales.

         The following table presents the net sales generated by our principal automotive parts products for the years ended December 31, 1998 and 1999, and the percentage of this segment's 1999 net sales that is represented by these products:

                                                                                                   % OF NET
                                                                         NET SALES                   SALES
                                                            ----------------------------------      -------
                                                                 1998                1999             1999
                                                            --------------      --------------      -------
                                                                   (Pesos in thousands)
Transmissions and clutches...........................      Ps.   3,302,955     Ps.   3,519,652         35.3%
Rear and front traction axles........................            1,119,592           1,424,537         14.3
Motor valves and tappets, pistons and
piston pins..........................................            1,038,723             971,212          9.7
Constant velocity joints.............................            1,168,448             940,918          9.4
Pick-up truck bodies and other stamped
   metal products....................................              794,430             858,443          8.6
Propeller shafts.....................................              580,583             640,261          6.4
Steel and aluminum wheels............................              384,141             427,314          4.3
Gears................................................              382,256             404,811          4.1
Other automotive parts...............................            1,211,114             774,814          7.9
                                                            --------------      --------------      -------
     Total...........................................      Ps.   9,982,242     Ps.   9,961,962        100.0%
                                                           ===============     ===============      =======

         We sell automotive products to domestic original equipment manufacturers, which we call "OEMS", for installation in new cars and trucks, as well as to distributors for resale in the automotive parts aftermarket. Our significant OEM customers include DaimlerChrysler, Dina, Ford, General Motors, Kenworth, Navistar, Nissan, Ssangyong, Volkswagen and Volvo.

         The following table presents information concerning our domestic and export sales of automotive parts:

                                                                                % OF NET SALES
                                                                 ---------------------------------------------
                                                                 1997                1998                 1999
                                                                 ----                ----                 ----
Domestic market
   OEMs..............................................             23%                 21%                  19%
   Aftermarket.......................................             19%                 18%                  17%
Export market(1).....................................             58%                 61%                  64%
Total export sales ($ in millions)...................            $461.2              $550.4               $638.1

-----------------
(1)  Includes "indirect" exports by OEMs that purchase parts from us.

         In 1999, Unik continued to strengthen its position as a world-class supplier of automotive parts through its dedication to manufacturing efficiency, highly competitive technologies and total quality. Although Unik's 1999 total sales decreased by 0.2% in constant Peso terms in comparison to 1998, its exports continued to show consistent growth and rose 15.9% in 1999, compared to the previous year, as a result of a strong economy in the United States. Approximately 93% of our exports of automotive parts are to the United States and Canada.

         Capital expenditures by Unik during 1999 were $79.6 million. These funds were used mainly to expand and modernize our plants for axles, stampings, rims, gears, valves, constant velocity joints and transmissions, and to transfer our piston operations in the Mexico City metropolitan area to our piston plant in Celaya, Guanajuato in connection with the consolidation of these operations.

         Our automotive parts businesses have received numerous quality awards from the Mexican Government, clients and joint venture partners. Transmisiones y Equipos Mecanicos S.A. de C.V. ("TREMEC"), our subsidiary which manufactures manual transmissions, received the National Export Award in 1998 from the Mexican Government and received a "Supplier of the Year" award from General Motors in 1997. Pistones Moresa, S.A. de C.V, our subsidiary, which manufactures pistons, also received a "Supplier of the Year" award from General Motors in 1997 and 1998. In addition, in 1998, Tremec was awarded a Shingo Prize for Excellence in Manufacturing, which recognizes manufacturing excellence in the United States, Canada and Mexico and is considered one of the "Triple Crown" of industrial excellence awards, along with the Baldridge National Quality Award and the Deming Prize. The Shingo Prize is administered by the College of Business at Utah State University in partnership with the National Association of Manufacturers of the U.S. We believe that these awards have resulted, among other things, from the ongoing implementation of Unik's total quality improvement efforts. All of our plants that supply OEMs are QS-9000 certified, which qualifies them as approved suppliers to DaimlerChrysler, Ford and General Motors.

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

         Total vehicle production in Mexico increased by 5.1% in 1999 compared to 1998, from 1,435,350 vehicles in 1998 to 1,530,280 vehicles in 1999, thereby providing an expanded OEM market for the parts that we manufacture. In addition, domestic vehicle sales increased by 3.0% during 1999, including sales of imported vehicles and export sales of vehicles increased by 11.5% during the same period. The aftermarket for automotive parts in Mexico also increased in 1999 by approximately 4.0% due to the continued improvement of the Mexican economy. Approximately 93% of our automotive parts exports are sold in the United States and Canada.

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

         We also are partners with some of these foreign manufacturers in joint venture companies that produce various automobile parts utilizing technology licensed by the foreign joint venture partner. The following is a list of the most significant of these joint ventures and the percentage ownership of the foreign partner in the joint venture:

JOINT VENTURE PARTNER                    JOINT VENTURE COMPANY                               % OWNERSHIP BY JOINT
---------------------                    ---------------------                               --------------------
                                                                                                VENTURE PARTNER
Delphi Automotive Systems
  Corporation                            Bujias Mexicanas, S.A. de C.V.                               40.0%
Dana                                     Spicer, S.A. de C.V.                                         49.0
Dana                                     Velcon, S.A. de C.V.                                         17.7
GKN                                      Velcon, S.A. de C.V.                                         39.0
Hayes Lemmerz                            Hayes Wheels de Mexico, S.A. de C.V.                         40.0
TRW                                      Moresa, S.A. de C.V.                                         40.0


Distribution arrangements; customers

         Our automotive parts products generally are sold by means of separate purchase orders or by short-term arrangements lasting approximately three months. Our significant automotive parts customers include DaimlerChrysler, Dina, Ford, General Motors, Kenworth, Navistar, Nissan, Ssangyong, Volkswagen and Volvo. We have been seeking to increase our participation in the export market, and our automotive parts exports have increased 239.1% from $188.2 million in 1995 to $638.1 million in 1999. In 1995 exports represented 44% of Unik's total sales, while in 1999 exports represented 64% of its total sales. We expect our automotive parts exports to continue to increase during 2000 primarily as a result of increased sales of manual transmissions.

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

Properties/plants

         During the past few years, we have implemented a modernization program to improve our existing automotive parts facilities and also build new facilities to replace outdated facilities. We invested approximately Ps.940,825 in this program in 1997, Ps.932,038 in 1998 and Ps.797,237 in 1999. We believe that the resulting improvements in efficiency, the increased flexibility in utilizing excess plant capacity and decreases in fixed costs derived from the plants' modernization program, have enabled us to improve operating margins from 1995 levels, although the improved margins also reflect the increase of capacity utilization from 50% in 1995 to 78% in 1999.

         We produce our automotive parts at 25 plants located throughout Mexico and one plant located in the United States. The following table presents the principal products produced at each of the most significant of these plants and their locations:

PRODUCTS                                                     LOCATION OF PLANT
--------                                                     -----------------
Front and rear axles                                         La Presa, Estado de Mexico
Heavy-duty transmissions and clutches                        Pedro Escobedo, Queretaro; Knoxville, Tennessee
Light and medium-duty manual transmissions                   Queretaro, Queretaro
Steel wheels                                                 Tlalnepantla, Estado de Mexico
Aluminum wheels                                              Chihuahua, Chihuahua
Pistons(1)                                                   Vallejo, Mexico, D.F.; Celaya, Guanajuato
Pick-up truck bodies and other stamped metal parts           Celaya, Guanajuato
Constant velocity joints                                     Celaya, Guanajuato
Ignition coils, alternators                                  Tlalnepantla, Estado de Mexico
Spark plugs                                                  Tlalnepantla, Estado de Mexico
Propeller shafts and universal joints                        Queretaro, Queretaro
Steel forging                                                Tlaxcala, Tlaxcala; Queretaro, Queretaro
Engine valves                                                Aguascalientes, Aguascalientes
Piston rings                                                 Xalostoc, Estado de Mexico
Gears                                                        Queretaro, Queretaro
Gaskets and seals                                            Naucalpan, Estado de Mexico



PRODUCTS                                                     LOCATION OF PLANT
--------                                                     -----------------
Piston pins                                                  Cuautitlan, Estado de Mexico; Celaya, Guanajuato
Tappets                                                      Aguascalientes, Aguascalientes


---------------------------------
(1) In 1999, we began the transfer of our piston operations in Vallejo, Mexico City to our Celaya, Guanajuato plant to consolidate this business and thereby improve its efficiency and competitiveness.

PETROCHEMICALS

         Our petrochemicals business, which we conduct through Girsa, produces and sells petrochemicals and is the leading (and in some cases the only) producer of some of these products in Mexico. Our main petrochemical products include synthetic rubber, polystyrene, carbon black, phenol, methyl methacrylate or MMA and specialty lattices. For the years ended December 31, 1998 and 1999, our petrochemicals business contributed 19.7% and 12.6%, respectively, of our consolidated operating income, and 16.0% and 14.3%, respectively, of our consolidated net sales.

         The following table presents the net sales generated by our principal petrochemicals sector products for the years ended December 31, 1998 and 1999, and the percentage of this segment's 1999 net sales that is represented by these products:

                                                                                                     % OF NET
                                                                       NET SALES                       SALES
                                                         ------------------------------------         -------
                                                                1998                1999                1999
                                                         -----------------   ----------------         -------
                                                                  (Pesos in thousands)
 Synthetic rubber.....................................   Ps.     1,683,977   Ps.    1,339,189            40.3%
 Polystyrene..........................................             751,040            772,194            23.2
 Carbon black.........................................             707,982            631,364            19.0
 Phenol...............................................             567,227            453,199            13.6
 Emulsions (specialty lattices).......................             128,965            129,478             3.9
                                                         -----------------   ----------------         -------
    Total.............................................   Ps.     3,839,191   Ps.    3,325,424           100.0%
                                                         =================   ================         =======

         Our petrochemical products are used in the manufacture of a wide variety of other products, including asphalt and plastic modifiers, disposable packaging, tires and other industrial rubber goods, automotive rubber parts, footwear and carpeting. We sell our petrochemical products in the Mexican and export markets, exporting products to over 50 countries in 1999. Our export sales were $124 million in 1999 and $127 million in 1998.

         Nhumo, S.A. de C.V. ("NHUMO"), a Girsa subsidiary which manufactures carbon black, won the National Quality Award in 1997. We are the only business in Mexico that has received this award for four consecutive years (with our automotive parts subsidiary Engranes Conicos having received the award in 1994, our automotive parts subsidiary Velcon having received the award in 1995, and our petrochemicals subsidiary Industrias Negromex, S.A. de C.V. ("INSA"), which manufactures synthetic rubber, having received the award in 1996). In addition, each of INSA, Nhumo, and Resirene, S.A. de C.V. has received ISO-9002 certification, an international standard for quality management and assurance which has been adopted by more than 90 countries, thus enhancing Girsa's reputation as a reliable, high quality supplier, and in 1997 Nhumo became the first carbon black business in the world to receive ISO-14001 certification, an international standard for environmental management.

Market overview; competition

         Girsa is Mexico's only producer of synthetic rubber, phenol, methyl methacrylate and carbon black, and has a leadership position in the production of polystyrene.

         Our petrochemical products are sold in both the domestic and export markets. The domestic market accounted for 63% of our petrochemical sales in 1999, and the export market accounted for 37% of our sales in 1999. We compete with foreign chemicals companies such as Shell, Dow Chemical, ICI, BASF, Degussa, Georgia Gulf and Firestone in both the Mexican and international markets.

         The petrochemicals industry is a cyclical business that experienced favorable conditions from mid-1994 until mid-1997; in 1998 and 1999, however, the petrochemicals cycle returned to the depressed conditions of early 1994, resulting in lower prices. Although we believe that the petrochemicals industry has begun to recover and that our focus on specialty products, low cost production and plant capacity increase during the last few years are likely to mitigate the effects of adverse conditions in the global petrochemicals market, this might not be the case.

Technology

         With respect to the majority of our petrochemical businesses, we utilize proprietary technology that we have developed or acquired from third parties. Our carbon black business, for example, utilizes technology developed by Cabot Corporation, our partner in this business and a world leader in carbon black research, development and production. Our polysterene business utilizes technology originally licensed from Monsanto which Girsa has improved and adapted over the years. Similarly, our synthetic rubber business utilizes technology originally licensed from Phillips Petroleum which Girsa has improved and adapted over the years. More recently, we have entered into reciprocal technological exchange agreements in connection with our two joint ventures in synthetic rubber with Repsol Quimica and Uniroyal Chemical, both of which are world leaders in synthetic rubber research, development and production.

Supply arrangements and suppliers

         Petroleos Mexicanos ("PEMEX") is one of the principal suppliers of raw materials to our petrochemical businesses. We have executed agreements with Pemex with respect to styrene monomer, hydrogen cyanide, carbon black feedstock, natural gas and methanol. These agreements contain contractual assurances as to product quality and volumes and provide for competitive pricing. We also purchase raw materials from numerous other domestic and foreign suppliers. The market for these raw materials is highly price competitive and we believe that there generally is an adequate supply of them.

Products

         The following table presents information with respect to our petrochemical products:

                                                                                      RAW MATERIALS NECESSARY
PRODUCT                                            PRINCIPAL USES                       TO PRODUCE PRODUCT
-------                                            --------------                     ---------------------
Synthetic rubber                  Production of tires, footwear, asphalt and          Butadiene and styrene
                                  plastic modifiers, adhesives and industrial
                                  rubber products

Polystyrene                       Production of plastics for disposable               Styrene monomer
                                  packaging, home appliances, cassettes,
                                  compact discs, light fixtures, school supplies
                                  and office equipment

Carbon black                      Production of tires, ink, hoses, belts and          Carbon black feedstock and
                                  other products using rubber                         natural gas

Phenol/acetone                    Production of phenolic resins, methyl               Cumene
                                  methacrylate, additives, paints, paper, foundry
                                  and aspirin

Specialty lattices                Production of carpeting, chewing gum, rubber,       Butadiene and styrene monomer
                                  paper and tissues

         The synthetic rubber business is the largest business in our petrochemicals division. In 1999, the synthetic rubber business contributed 40.3% of the petrochemical sector's net sales. We are the only manufacturer of synthetic rubber in Mexico. We produce both solution rubber and emulsion rubber, as well as elastomers, thermoplastics and specialty rubbers. We are a leader in the manufacture of asphalt modifying rubbers, which we sell to highway paving companies in the United States and more recently also in Europe. Our synthetic rubber products are exported to over 40 countries, principally the United States, Canada and countries in Europe, South America and the Far East. In 1999, exports accounted for approximately 67% of our synthetic rubber sales.

         In November 1998, Girsa and Uniroyal Chemical Company, a subsidiary of Crompton and Knowles Corporation, formed a joint venture, Paratec, S.A. de C.V. to produce and market Uniroyal's Paracril(R) nitrile rubber products, which are highly resistant to heat and used in automotive engines and other automotive parts. The joint venture is 50% owned by Girsa and 50% owned by Uniroyal. The joint venture will relocate Uniroyal's Paracryl(R) production facilities to a new 40,000 metric tons per year, state-of-the-art production plant which is being built in Altamira, Mexico. This plant is in the commissioning stage and upon completion, we expect that it will be the largest producer of nitrile rubber in the world. Prior to the formation of this joint venture, Uniroyal and Girsa were parties to a 1996 manufacturing agreement to produce Paracryl(R) rubbers in Mexico.

         In July 1999, Girsa and Repsol Quimica, a subsidiary of Spain's Repsol, S.A., formed a joint venture to produce and market solution synthetic rubbers used in the manufacturing of products such as asphalt, adhesives and footwear. This joint venture created significant synergies due to Girsa's and Repsol Quimica's complementary products and geographic markets, and we expect that these synergies will significantly boost the competitiveness of this business. The joint venture is 50% owned by Girsa and 50% owned by Repsol Quimica and operates under the name Dynasol Elastomeros. Repsol Quimica brings to the joint venture its styrene-butadiene solution rubber plant in Santander, Spain, with a capacity of 110,000 metric tons per year, its strong presence in the European market, particularly in the thermoplastic rubber segment, and a new hydrogenated thermoplastics solution rubber plant in Santander, Spain, which recently began operations. Girsa brings to the joint venture its production facility in Altamira, Mexico which produces styrene butadiene and thermoplastic solution rubbers and has a capacity of 90,000 metric tons per year, as well as its strong presence in the NAFTA region, particularly in the diblock copolymer specialties. We believe Dynasol Elastomeros is one of the three largest global producers of special solution styrene-butadiene rubbers and the second largest global producer of hydrogenated thermoplastic rubbers.

         Our polystyrene business produces crystal polystyrene (GPPS) and impact polystyrene (HIPS), which are used in the disposable packaging and packing industries, lighting fixtures, school supplies, office equipment, and home appliances, including audio and video equipment and refrigerators. In 1999, the polystyrene business contributed 23.2% of the petrochemical sector's net sales. Most of our polystyrene sales are to the domestic market, where we estimate that our market share in 1999 was approximately 50%. We attribute our dominance in the domestic polystyrene market to our ability to customize products, the quality of our service and our timely delivery.

         We are the only manufacturer of carbon black in Mexico. Carbon black is principally used by the tire industry and we produce it utilizing technology licensed from Cabot, a world leader in carbon black research, development and production. Cabot owns a 40% interest in our carbon black business. We believe that our share of the domestic carbon black market in 1999 exceeded 95% and attribute our dominance to our technology, our large installed plant capacity, our focus on those carbon black varieties which have the highest demand, our continuous development of carbon black varieties with specific competitive advantages for their application, and our low production costs which enable us to price our products competitively. Approximately 23% of our carbon black sales in 1999 were exports, primarily to the United States, Canada and Latin America.

         We are the only domestic manufacturer of phenol, acetone, and methyl methacrylate ("MMA") in Mexico. These products are used in the manufacture of acrylic sheets, aniline, bisphenol A, fertilizers, phenolic resins, polymethyl methacrylate and water treatment products. Approximately 75% of the sales of this business in 1999 were to the domestic market and 49% of our phenol sales and 9% of our MMA sales were exports to the United States and South America. We believe that due to our competitive prices, reliability, customer service and support, we have been able to establish long term relationships and supply contracts with many of our international customers and suppliers.

Properties/plants

         The table below presents the location of the facilities at which our petrochemical products are manufactured:

  PRODUCTS                                   LOCATION
  --------                                   --------
  Synthetic rubber                           Altamira, Tamaulipas (two sites)
  Polystyrene                                Coatzacoalcos, Veracruz; Xicohtzingo, Tlaxcala;
  Carbon black                               Altamira, Tamaulipas
  Phenol/acetone and methyl methacrylate     Cosoleacaque, Veracruz; Tula, Hidalgo
  Specialty lattices                         Lecheria, Estado de Mexico

DIVERSIFIED PRODUCTS

         Through Girsa, we are a leading producer in Mexico of a variety of chemical and diversified products. Our chemical products include phosphates, acrylics, natural pigments, animal feed supplements, laminates and particle board. Our diversified products include adhesives, glues, waterproofing additives and sealants and are sold under well-established brand names. For the years ended December 31, 1998 and 1999, our diversified products segment contributed 14.8% and 15.4%, respectively, of our consolidated operating income and 16.3% and 15.7%, respectively, of our net consolidated sales.

         The following table presents the net sales generated by each product line of our diversified products segment for the years ended December 31, 1998 and 1999, and the percentage of this segment's 1999 net sales that is represented by each product line:

                                                                                                   % OF NET
                                                                        NET SALES                    SALES
                                                               -------------------------------       -----
                                                                   1998            1999               1999
                                                                   ----            ----               ----
Phosphate                                                      Ps.1,598,550       Ps.1,311,169        36.0%
Natural pigments & additives                                        531,344            520,500        14.3%
Acrylics sheet                                                      425,045            394,455        10.8%
Particle board & laminates                                          541,211            565,379        15.5%
Consumer products (adhesives and sealants)                          373,265            358,949         9.9%
Fester products (mainly asphalt coatings) and
  Acriton Products (mainly acrylic coatings)                        452,353            495,402        13.5%
                                                               ------------       ------------       ------
        Total                                                  Ps.3,921,768       Ps.3,645,854       100.00%
                                                               ============       ============       ======

         Our subsidiaries Laboratorios Bioquimex, S.A. de C.V., Plastiglas de Mexico, S.A. de C.V., Rexcel, S.A. de C.V., Quimir, S.A. de C.V. and Productos de Consumo Resistol, S.A de C.V. are all either ISO-9001 or ISO-9002 certified, thus enhancing Girsa's reputation as a reliable, high quality supplier.

Market overview; competition

         We sell phosphates, natural pigments, high pressure laminates, and acrylics in both the domestic and export markets. We compete with foreign companies, such as Albright & Wilson, FMC, Cyro, Wilson Art International, McMillan, Helm, Basf, and Degussa, in both the Mexican and international markets.

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

Products

         Phosphates. Our phosphates business produces chemicals for use in the manufacturing of household detergents, in soft drinks and for water treatment. In 1999, our phosphates business contributed 36.0% of the net sales of our diversified products segment. We are the largest manufacturer of phosphates in Mexico, and rank third in rated capacity of industrial sodium phosphates worldwide. In 1999, our exports reached 20 countries in the Americas and accounted for 17% of our total sales.

         Natural pigments; animal feed supplements. We produce natural yellow and red food pigments, and believe that we are one of the largest producers of these pigments in Mexico. Yellow pigments are used primarily to color poultry through poultry feed, and red pigments are used to color poultry and egg yolks. Approximately, 47% of our sales of these products in 1999 were exports to 22 countries. Our customers include Bayer, Perdue, and Bachoco. We also manufacture and sell pre-mixed vitamins, minerals, amino acids, anti-oxidants, anti-parasites, aromatizers, flavoring, growth promoters and other supplements for animal feed, which we sell to producers of animal feed and integrated producers of poultry, beef and pork, including our subsidiary Agroken. The raw materials used to produce these products primarily are imported. Our manufacturing technology permits us to work closely with our customers to tailor our products to meet the specific needs of each customer.

         Acrylic sheet. We are the leading manufacturer of acrylic sheets in Mexico. These products are used in the manufacture of signs, displays, advertisements and safety devices. Approximately 55% of our sales of these products in 1999 were to the United States, Canada, Europe, Central and South America. Our principal raw materials are supplied by Fenoquimia, S.A. de C.V., another Girsa subsidiary. Our manufacturing technology allows us to develop differentiated products targeted at greater value-added markets in the different countries where our products are sold.

         Particle board and laminates. We manufacture particle board and laminates using formaldehyde, urea, resins and natural wood shavings. We sell these products to manufacturers in the furniture and construction industries. Ninety-three percent of our sales of these products in 1999 were to the domestic market, with the balance being exported principally to North, Central and South America.

         Adhesives (Resistol). We produce a line of adhesives and glues which we sell under the brand name "Resistol" to retail merchandisers and industrial users throughout Mexico. In addition to household glues, our consumer products include polyvinyl acetate (white glue), contact and acrylic adhesives, sealants and hot melts (specialized adhesives). We sell these products to a variety of industries including shoe manufacturers, the wood and furniture industries, artisans and the automotive industry. We distribute these products to more than 45,000 points of sale throughout Mexico, such as supermarkets, hardware stores and retail outlets as well as to industrial purchasers. The market for these products is highly fragmented. In 1998 we acquired Simon, the Mexican leader in polyurethane adhesives, to strengthen our market share in the shoe industry.

         Waterproofing sealants (Fester, Acriton and Resikon). We produce waterproofing additives and sealants under the brand names Fester, Acriton and Resikon, as well as cement additives and construction coatings, under the Fester brand name, which is a widely recognized brand name in Mexico. We sell these products to manufacturers in the construction industry and to manufacturers of products for household use. We distribute these products through approximately 2,000 distributors located throughout Mexico, many of which carry Fester products exclusively. All of the distributors sell construction-related products and provide homeowners and others with maintenance and repair services using Fester products.

Properties/plants

         The table below lists the location of the facilities at which our diversified products are manufactured:

            PRODUCT                                    LOCATION
            -------                                    --------
Phosphates/phosphorus derivatives          Coatzacoalcos, Veracruz; Tultitlan, Estado de Mexico;
                                           Lecheria, Estado de Mexico
Natural pigments and additives             Queretaro, Queretaro
Acrylic sheet                              Ocoyoacac, Estado de Mexico; San Luis Potosi, San Luis
                                           Potosi
Laminates/particle board                   Lerma, Estado de Mexico; Zitacuaro, Michoacan
Glues/waterproofing sealants               Salamanca, Guanajuato; Mexico City (2 sites)

FOOD

         Our food operations principally involve the production and sale of pork, shelf-stable branded products and, to a lesser extent, shrimp. In December 1999, we divested our poultry operations, which historically have been the largest component of this sector, as well as our animal feed operations. Our pork production commenced in 1993, and has highly efficient operations with world class technologies. We began manufacturing and selling shelf-stable branded food products in September 1997, as a result of our acquisition of Grupo Corfuerte, S.A. de C.V. ("CORFUERTE") a leading manufacturer and distributor of these products in Mexico. We expanded these operations with the acquisition in June 1998 of Authentic Specialty Foods Inc. ("ASF"), and the acquisition in December 1998 of a 60% interest in Grupo Nair, S.A. de C.V. ("NAIR"). ASF is a leading manufacturer of branded Mexican food products in the southwestern and western regions of the United States and Nair is a Mexican company engaged in the fishing and processing of tuna and other seafood products. ASF's products principally are targeted at the growing U.S. Hispanic market. With the acquisition of Nair, we added a strong brand portfolio that complements our existing product lines. We expect that the acquisition of Nair will enable us to continue increasing our exports. Shrimp production is in the development stage with no substantial sales having been made to date.

         The acquisitions of Corfuerte, ASF and Nair and our divestiture of our poultry and animal feed businesses are part of our strategy of gradually shifting the product mix of our food sector away from commodity products to branded products which have more stable margins. We are developing our branded food products operations in partnership with J.P. Morgan Capital Corporation, which purchased an 18.6% interest in each of Corfuerte and Authentic Acquisition Corporation, the direct parent of ASF, for an aggregate purchase price of $50 million in 1998. We intend to use Corfuerte as our vehicle for the expansion of our branded-food products business in Mexico and Authentic Acquisition Corporation for the expansion of this business in the United States. For the years ended December 31, 1998 and 1999, the food segment contributed 14.1% and 12.1%, respectively, to our consolidated operating income, and 22.6% and 23.6%, respectively, to our consolidated net sales.

         The following table presents the net sales generated by each product line in our food segment for the years ended December 31, 1998 and 1999 and the percentage of this segment's 1999 net sales that is represented by each product line:

                                                                                                        % OF NET
                                                                         NET SALES                        SALES
                                                            -----------------------------------           -----
                                                                 1998                1999                 1999
                                                            ---------------     ---------------           -----
                                                                   (Pesos in thousands)
Poultry(1)...........................................       Ps.   1,876,983      Ps.  1,444,982            26.4%
Shelf-stable branded products(2).....................             1,643,180           1,982,180            36.2
Pork.................................................             1,380,970           1,502,481            27.4
Animal Feed(1).......................................               457,228             498,021             9.1
Shrimp...............................................               104,338              54,559             0.9
                                                            ---------------     ---------------           -----
      Total..........................................          Ps.5,462,698        Ps.5,482,269           100.0%
                                                            ===============     ===============           =====

--------------

(1)   We divested these businesses in December 1999.
(2) We acquired this product line in September 1997 through the acquisition of Corfuerte and expanded it in 1998 with the acquisitions of ASF and Nair.

         As a result of the merger of our wholly-owned subsidiary Agrobios, S.A. de C.V. with and into Desc, with Desc being the surviving company of the merger, and the divestiture of Grupo Campi, S.A. de C.V., which conducted our poultry and animal feed businesses, in December 1999, our food business is now conducted through 4 direct subsidiaries of Desc: Agroken, S.A. de C.V. (which conducts our pork business), Grupo Corfuerte, S.A. de C.V. (which conducts our branded-food business in Mexico), Authentic Acquisition Corporation, Inc. (which conducts our branded-food business in the U.S.) and Aquanova, S.A. de C.V. (which conducts our development-stage shrimp business).

Market overview; competition

         Pork. The pork industry in Mexico is highly fragmented, but smaller, inefficient growers in Mexico are being replaced by larger, higher quality, more efficient, integrated companies, principally located in the states of Sonora, Sinaloa and Yucatan. We have developed a fully integrated business with high quality genetics and advanced farming techniques, composed of breeding farms and facilities for raising, slaughtering, cutting and processing hogs We have a greater than 50% market share in the Southeastern region of Mexico and have continued to gain market share in the important central region, which includes Mexico City. In August 1999, we acquired the production facilities of Agroindustrias Yucatan ("AGROYUC"), our partner in the pork business, and contributed these production facilities to Grupo Porcicola Mexicano, our joint venture with AgroYuc, raising our participation in this joint venture to 66% from 51%. AgroYuk owns the remaining 34% of this joint venture. As a result of these transactions, we became the leader in the marketing of pork in Mexico. Since 1998 we also export pork to Japan.

         Shelf-stable branded products. The shelf-stable branded food industry in Mexico is highly competitive. Corfuerte has significant market shares in Mexico with respect to tomato sauce and related products, canned vegetables and corn oil. Its principal competitors are Del Monte, Herdez, La Costena and Clemente Jacques. The principal competitors of Nair's products are Herdez, Dolores, Tony, Calmex and Ybarra. In the United States, our products compete principally with Mexican food products that are distributed in the southwestern and western regions of the United States and are targeted principally to the Hispanic market. Our brands have strong market positions in these regions, particularly Calidad(TM) in Texas.

Products

         Pork. Our pork business is conducted through our wholly-owned subsidiary Agroken, S.A. de C.V. and is concentrated principally in the southeastern region of Mexico as well as in the central region, which includes Mexico City. As a result of our acquisition of AgroYuc's production facilities in 1999, we increased our number of sows in production from 12,000 to approximately 49,000. We expect to increase this number to 71,000 sows in production by the end of 2000. We have a slaughterhouse and a processing plant for hogs close to the city of Merida, Yucatan, and a slaughterhouse in the central region of Mexico. To satisfy increased domestic demand and to supply growing exports of pork to Japan, we have increased the cutting capacity of our processing plant in recent years and bought hogs from third parties for processing, cutting and sale. Our sales strategy seeks to reduce the intermediary channels between producers like us and consumers by establishing distribution centers where consumers can buy different pork products directly from us. We currently operate 25 distribution centers and plan to open 24 more in 2001. Our pork products are marketed under the "Keken" brand name.

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

         In the United States, we manufacture and/or distribute a wide variety of high quality, authentic Mexican food products such as salsas, taco sauces, other Mexican sauces, and items such as jalapeno peppers under labels that include La Victoria(TM), Embasa (TM) and Calidad(TM). Our products are targeted principally at the U.S. Hispanic market, and our brands have strong market positions in the southwestern and western regions of the United States, particularly in Texas and California.

         Shrimp. Our shrimp business remains in the development stage with no substantial sales having been made to date.

Properties/plants

         Below is a list of the principal production facilities of our food segment:

          ACTIVITY                                  LOCATION
          --------                                  --------
Pork production/slaughterhouse            Yucatan, Guanajuato and Quintana Roo
Pork processing                           Yucatan
Canning                                   Sinaloa, Tlaxcala, Oaxaca and California (USA)
Shrimp production                         Sinaloa and Nayarit

         In addition, Corfuerte has nine distribution centers in Mexico.

REAL ESTATE

         Through Dine, we acquire and develop land for commercial (office buildings and shopping malls), residential and tourism/resort uses. We have over 20 years of experience in this sector and believe that we are the largest diversified real estate developer in Mexico. Dine is believed to own the largest land reserves for residential development in the Mexico City metropolitan area, and also owns properties for tourism development along the Caribbean and Pacific coasts of Mexico. We focus on the upper income segments of the real estate market, developing high quality projects that are unique in their respective market segments. Dine was the developer during the late 1960s, 1970s and early 1980s of "Bosques de las Lomas," a five million square meter upper-income residential and commercial development in Mexico City and of "La Estadia," a high-income residential suburb of Mexico City. Our more recent projects include the Santa Fe commercial center in Mexico City, which is Mexico's largest regional shopping mall, Arcos Bosques Corporativo, which is Mexico City's largest office complex, Punta Mita, which is an upscale tourist resort that includes a new hotel and championship golf course developed in partnership with Four Seasons Hotels, and La Punta Bosques and Bosques de Santa Fe, both of which are high-income residential projects in Mexico City.

         For the years ended December 31, 1998 and 1999, our real estate business contributed 8.5% and 9.3%, respectively, of our consolidated operating income and 3.4% and 3.5%, respectively, of our consolidated net sales. We continue to assess the profitability of each of our real estate projects, and may consider divesting one or more of these properties in the future.

         The following is a list of the major properties being developed by Dine, which are discussed in greater detail below:

                                                                     OWNERSHIP
                                                                        BY
NAME AND LOCATION                                 LAND AREA            DINE                  OTHER PARTNERS
-----------------                                 ---------            ----                  --------------
                                               (SQUARE METERS)          (%)
COMMERCIAL DEVELOPMENT PROJECTS(1)
Arcos Bosques Corporativo, Mexico, D.F.                 72,570           100       None
Centro Comercial Santa Fe, Mexico, D.F.                300,000          50.1       El Puerto de Liverpool,
                                                                                   El Palacio de Hierro and others
RESIDENTIAL DEVELOPMENT PROJECTS
La Punta Bosques, Mexico, D.F.                         293,000           100       None
Hacienda de Las Palmas, Mexico, D.F.(2)                765,410            25       Constructora Profusa, S.A. de C.V.
Bosques de Santa Fe, Mexico, D.F.                    1,100,000            50       Several individuals

TOURIST/RESORT DEVELOPMENT PROJECTS
Punta Ixtapa, Guerrero                                 390,000           100       None
Punta Mita, Nayarit (Phase I)(3)                     1,030,000            84       Four Seasons Hotels

OTHER PROPERTIES
Bosques de la Estadia, Estado de Mexico(4)           6,269,086            63       Fernando Senderos Mestre, Victor
                                                                                   de la Lama Cortina and members of
                                                                                   their families
Xaac, Quintana Roo                                     515,000           100       None
Los Cabos, Baja California Sur(5)                       38,521            15       Grupo Casa, S.A. de C.V.
Punta Gorda, Baja, California Sur                    4,000,000            25       Grupo Casa, S.A. de C.V.
Tepeji del Rio, Hidalgo                              3,850,000            59       Several individuals
Punta Mita, Nayarit (other than Phase I)             5,740,000           100       None

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

         As conditions in the Mexican real estate market began to improve in 1997, we commenced development of an upscale resort property at Punta Mita, Nayarit, in partnership with Four Seasons Hotels. We completed Phase I of this project in 1999. We also completed and sold the first stage of the North building of Arcos Bosques Corporativo in 1998 and commenced construction of the second stage in 1999 in partnership with Ingenieros Civiles Asociados ("ICA"), which is Mexico's largest construction company. We also continued the marketing of the first stage of our Bosques de Santa Fe project in 1999, which we expect will be one of the most exclusive residential developments in Mexico City. We invested approximately Ps.406,450 in 1997, Ps.899,302 in 1998, and Ps.561,388 in 1999 to develop our real estate properties for commercial, residential and resort use. Since the devaluation of the Peso against the Dollar in late 1994, we have focused our efforts on completing those projects that were already well into their marketing phase, have sought partners for most of our new developments so as to reduce our risks, and have postponed several projects until conditions in the real estate market in Mexico improve.

Strategy for the real estate sector

         We intend to continue to sell our existing inventory of developed properties, assuming market conditions continue to improve. We also intend to continue to seek partnerships through which to develop our land reserves in order to reduce our risk and increase the margins and market share of our real estate sector. We continue to evaluate the profitability of each of our real estate projects and may decide to divest one or more of our properties in the future.

         We believe that our real estate products, aimed at the high-end market, generally offer superior quality, amenities and value. Our recent partnerships include a new hotel and championship golf course project developed in partnership with Four Seasons Hotels at Punta Mita, a new resort development near Puerto Vallarta, which opened in 1999. Punta Mita illustrates our desire to capitalize on the foreign tourist market and is principally targetted at the Southwestern United States market. We also are marketing our new residential project, Bosques de Santa Fe, in conjunction with partners. In the long term, we also wish to expand our development of commercial rental properties, such as the Santa Fe shopping mall, which we believe will enhance Dine's cash flows. In evaluating all of our opportunities for new real estate projects, we generally pursue projects that we expect to yield an internal rate of return of at least 30%, although we might not actually achieve that target.

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

Commercial developments

         Arcos Bosques Corporativo. This project consists of a five phase development of office space located in Bosques de las Lomas near the Mexico City-Toluca highway. Each phase includes the construction of a separate building. We completed the construction of the East building (Phase 1) in July 1993 and of the East Tower (Phase 2) in June 1996. We relocated our headquarters to the East Tower in 1997 and purchased 15,000 square meters of this development (approximately 25% of the available space in the East Tower) for this purpose. We have sold approximately 98% of the space in the East Tower and expect to sell the balance during 2000. We began the construction of the North building (Phase
3) in 1997 to meet existing demand for office space which recovered in 1997, and expect to complete it in 3 stages. We completed and sold all of the available space in stage 1 of the North building in 1998 and began constructing stage 2 in November 1999 pursuant to a 50/50 partnership with ICA. Stage 2 will consist of approximately 18,000 square meters of office space. Pursuant to our partnership agreement with ICA, Dine contributed the land and permits, valued in the aggregate at approximately $7.5 million, and ICA will contribute an equal amount in construction labor and services. Each partner thereafter will be required to contribute 50% of the cash required to complete Stage 2. We estimate that the total cost for Stage 2, including the contributions already made by the partners, will be $21 million. Phases 4 and 5 of Arcos Bosques Corporativo consist of the construction of the West building and the West Tower, respectively. The timetable for these phases has not been established. The total investment budget allocated to all five phases of Arcos Bosques Corporativo is $340 million, of which approximately $145 million already has been invested.

         Centro Comercial Santa Fe. In association with El Palacio de Hierro, El Puerto de Liverpool and others, we entered into a contract with the government of Mexico City pursuant to which we developed a shopping mall in the Santa Fe zone in Mexico City, near Bosques de las Lomas. We believe that the shopping mall is the largest development of this type in Mexico. Construction of the first phase was completed in November 1993, when the Santa Fe shopping mall officially opened, at a total cost of $102 million. A second phase was completed in October 1995 at a total cost of $13 million. This additional phase consists of an entertainment complex with movie theaters and a children's center, a fitness center and additional retail space including one medium-sized department store which has not yet been leased. The shopping mall encompasses a total of approximately 100,000 square meters of retail space, as well as approximately 200,000 square meters of additional space for parking, tunnels and access roads. We retained 50.1% ownership of this project, excluding the department stores, which are owned by El Palacio de Hierro, El Puerto de Liverpool, Sears and Sanborn's, and will continue to receive retail income from future leasing activity. As of December 31, 1999, 99.7% of the available space in this project was leased. Approximately 89,000 square meters of undeveloped land adjacent to the Santa Fe project remains available for future commercial development, of which we own 33%. We generate additional income from the collection of parking fees at this project.

Residential developments

         Bosques de las Lomas--La Punta. We completed construction of the infrastructure for a 293,000 square meter high-income residential community in Bosques de las Lomas. Sales of undeveloped lots in this project commenced in September 1993 and approximately 88% of the properties had been sold by the end of 1999. We own 100% of the project and are the sole developer and manager. The total investment was approximately $40 million, including the cost of constructing a bridge that connects the development to Bosques de las Lomas.

         A new phase of La Punta, La Punta Peninsula, is expected to result in the construction of four twelve-story residential buildings, each containing 25 condominiums. We entered into an agreement in principle with Terrum, a Mexican real estate company, under which we contributed the land for the Peninsula project and Terrum will construct and sell the units. The construction of the Peninsula project started in October 1997 and one of the buildings is near completion. The first 14 units of this building have been sold and we expect to sell the remaining units in 2000.

         Hacienda de las Palmas. Construction of the infrastructure for a 765,410 square meter residential development located on the northwestern border of Mexico City was completed in 1994. This project was developed by a type of partnership called "asociacion en participacion." Pursuant to the partnership agreement, we received 25% of the lots developed to sell for our own account. Sales of lots at this development commenced late in 1994. Approximately 95% of the properties owned by Dine were sold by December 31, 1999 and the remaining properties were sold in the first quarter of 2000.

         Bosques de Santa Fe. This 1,100,000 square meter development, located two miles south from the Santa Fe shopping mall, is currently being developed in partnership with private investors. The current plans call for the development of a high-income residential community with a nine-hole golf course. We own 50% of this land. We began building the infrastructure for this project in 1998 and commenced selling lots in June 1998. As of December 31, 1999, we had sold approximately 33% of the lots available.

Tourist/resort developments

         Punta Ixtapa. This development is a resort encompassing approximately 390,000 square meters located in the western side of the hotel zone of Ixtapa. As currently planned, the total project will consist of a residential area containing lots for private construction, finished homes, villas and condominiums, a recreation center and two beach clubs. This project is intended to be developed in five phases over an eight-year period. The first phase, consisting of the construction of finished homes and villas on a site of approximately 63,000 square meters, has been fully sold and construction is completed. The second and third phases, consisting of the development and sale of undeveloped residential lots on a site of approximately 153,000 square meters, commenced in June 1993, and approximately 80% of the lots were sold as of December 31, 1999. The remaining land is available for two additional phases of development for which firm plans have not yet been formulated. The total cost of the development is currently projected at $85 million, of which $65 million has been allocated for the first three phases.

         Punta Mita. We commenced in early 1997 the development of a 7.1 million square meter resort project located on beach front property in Costa Banderas, Nayarit, which is near Puerto Vallarta on the Pacific coast of Mexico. This project is intended to be developed in seven phases over a 15-year period. The first phase was developed in partnership with Four Seasons Hotels and includes a world class luxury hotel consisting of 100 guest rooms, together with restaurants, bars, banquet, meeting and other public rooms, an 18-hole championship golf course and clubhouse, a tennis and sports complex, a fitness club, a spa facility, timeshare units, and residential lots. We invested $100 million in the first phase of this project. We completed the construction of the golf course in 1998, under the supervision of Jack Nicklaus and completed the construction of the hotel in 1999. The hotel and golf course opened for business on September 1, 1999. The hotel will be expanded to 140 rooms in 2000.

Other properties

         Bosques de La Estadia. We own 77.3% of Club Ecuestre Chiluca, S. de R.L., an entity which holds 3,750,000 square meters of undeveloped land and an additional 106,514 square meters of partially developed land located on the northern border of Mexico City. Fernando Senderos Mestre and members of his family are the owners of the remaining 22.7% of Club Ecuestre. An additional 2,412,572 square meters of adjacent undeveloped land is held by an entity that is 51%-owned by Club Ecuestre. During 1994, a private construction company completed a toll-road providing access directly to this area. We believe this land is suitable for the development of condominiums. We have postponed development of this land at this time.

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

NAFTA

         The North American Free Trade Agreement ("NAFTA") became effective on January 1, 1994. Under NAFTA, Mexico, the United States and Canada have agreed to phase out tariffs and other trade barriers on each other's products, as well as to liberalize or eliminate many barriers to investment. The lowering of U.S. and Canadian trade barriers has facilitated access to those markets while the lowering of Mexican barriers to U.S. and Canadian products, and in some cases investments, also increases the competition in the Mexican market. While most changes required by NAFTA had to be implemented during the first six years of operation of the agreement, tariff and non-tariff restrictions on the most sensitive products will continue to be phased down until 2003, or in the case of a few products, 2008.

         In the automotive sector, NAFTA requires Mexico to reduce its tariff on most parts by 50% in 1994, and the remainder is being phased out over ten years, ending in 2003. The United States has phased out its tariffs on automotive parts exported from Mexico as of January 1, 1998. NAFTA also obligates Mexico to gradually phase out the trade balancing and domestic value-added requirements imposed on original equipment manufacturers (OEMs), eliminating those requirements by 2004. While those requirements in part have protected and, to a diminishing extent, continue to protect Mexican parts producers, the phasing out of artificial restrictions is facilitating the integration of the North American industry, with beneficial effects for efficient Mexican parts producers such as Desc. We believe these and other changes could increase demand for Mexican automotive parts among U.S., Mexican and Canadian OEMs during the next ten years. However, these changes also could increase competition among automotive parts manufacturers in Mexico.

         In the chemicals industry, NAFTA gradually eliminates some Mexican tariffs, reduces barriers to foreign investment in Mexico, and imposes requirements that prohibit Pemex from discriminating against U.S. or Canadian persons in the supply of raw materials over which Pemex has a monopoly. Because many of these changes with respect to Pemex already have been implemented by the Mexican Government, NAFTA is unlikely to have a significant effect on the businesses conducted by Girsa.

         In the food sector, NAFTA requires Mexico gradually to phase out tariffs on imported feed products used by us. Since the enactment of NAFTA special regulations enacted by the Mexican Government have permitted livestock growers to import feed products duty-free when domestic feed consumption is projected to exceed domestic feed production. Therefore, NAFTA's effect on the importation of feed products has not been significant, though NAFTA's requirements help assure that the more liberal import policy will likely be continued.

         In the food sector, NAFTA also implements procedures for certification of conformity with health and sanitary requirements to facilitate the export of Mexican pork and other agricultural products to the United States. The regulatory clearing procedures for importing pork products from Mexico's Yucatan Peninsula and the Northwest region into the United States have been put in place and these areas have been certified as disease-free areas by the U.S. Department of Agriculture. It is expected that products from these areas will start entering the United States by the end of 2000.

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

ENVIRONMENTAL REGULATION

         Both Mexican federal and state laws and regulations relating to the protection of the environment apply to our operations. The fundamental environmental law in the Mexican federal system is the Ley General del Equilibrio Ecologico y la Proteccion al Ambiente (the Mexican General Law of Ecological Balance and Environmental Protection or the "ECOLOGICAL LAW"). The Mexican federal agency in charge of overseeing compliance with, and enforcing the federal environmental laws is the Secretaria del Medio Ambiente, Recursos Naturales y Pesca (the Ministry of Environmental Protection, Natural Resources and Fishing, or the "SEMARNAP"). As part of its enforcement powers, the Semarnap is empowered to bring administrative proceedings against companies that violate environmental laws, impose economic sanctions and close temporarily or permanently non-complying facilities. Under the Ecological Law, the Mexican government has implemented an aggressive program to protect the environment by promulgating rules concerning water, land, air and noise pollution, and hazardous substances. Additionally, the Mexican government has enacted regulations concerning the importation and exportation of hazardous materials and hazardous waste. We believe that all of our facilities are in substantial compliance with government regulations relating to the protection of the environment.

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

EMPLOYEES; LABOR RELATIONS

         As of December 31, 1999, we employed approximately 20,878 people.

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

ITEM 4.  CONTROL OF REGISTRANT

         Our capital stock consists of 3 classes of common stock: Series A common stock, Series B common stock and Series C common stock. The holders of the Series A shares have the right to elect one more than half of the members of our board of directors and, subject to the right of stockholders or groups of stockholders holding shares of any one class which represent at least 10% of our total equity capitalization to designate one director of the relevant series for each 10% held, the holders of the Series B shares have the right to elect the remaining members of our board of directors. As of April 27, 2000, the date of our last general stockholders' meeting, approximately 56.25% of the Series A shares, 41.17% of the Series B shares and 15.25% of the Series C shares were owned (beneficially or of record) by Fernando Senderos Mestre and other members of his family. As a result of the shares owned by the Senderos family together with additional shares as to which Fernando Senderos Mestre exercises voting control (see the table below and Item 11. "Compensation of Directors and Officers" for information about these additional shares), the Senderos family has the power to elect a majority of our board of directors, to control our general management and to determine the outcome of substantially all matters requiring stockholder approval. The holders of Series C shares and American Depositary Shares (each representing 20 Series C shares) have limited voting rights that entitle them to vote only upon the matters designated in the corporate charter. These matters are the extension of our duration, our dissolution, our transformation from one type of corporation into another, the change of our nationality, the change of our designated corporate purposes, our merger into another corporation, and the cancellation of the registration of our shares on the Mexican Stock Exchange.

         In September 1998, we split our stock 5 to 1. Our American Depositary Shares were not split. As a result of the stock split, each American Depositary Share now represents 20 Series C shares instead of four shares prior to the split. As of April 27, 2000, our outstanding capital stock consisted of 1,445,801,425 shares, comprised of 608,997,900 Series A shares, 546,740,760
Series B shares and 290,062,765 Series C shares. An additional 27,267,000 Series A shares, 19,524,140 Series B shares and 28,690,000 Series C shares had been repurchased by us and were held as treasury shares. Under our bylaws, the Series A shares and the Series B shares may be held only by Mexican investors. The Series C shares may be held by Mexican and non-Mexican investors, but under applicable law the Series C shares may not be held by foreign governments or official agencies of foreign governments.

         The following table presents information with respect to the ownership of Desc's Series A, B and C shares, as of April 27, 2000, by each stockholder known to us to own beneficially more than 10% of our outstanding Series A, B or C shares and by all of our officers and directors as a group:

                                                                                    NUMBER OF SHARES OWNED
                                                                        -----------------------------------------------
NAME                                                                       SERIES A         SERIES B        SERIES C
----                                                                       --------         --------        --------
Fernando Senderos Mestre(1)(2)                                            318,809,985          570,000      6,387,000
Lucia Senderos de Gomez(1)(3)                                                       0      134,812,955      9,318,680
Officers and directors as a group (25 persons)(2)                         390,663,740       63,357,295     32,327,237

                                                                                      PERCENTAGE OWNED
                                                                        ----------------------------------------------
NAME                                                                       SERIES A         SERIES B       SERIES C
----                                                                       --------         --------       --------

Fernando Senderos Mestre(1)(2)                                              50.71%           0.10%             2.20%
Lucia Senderos de Gomez(1)(3)                                                0.00           24.66              3.21
Officers and directors
    as a group (25 persons)(2)                                              64.15           11.59             11.14

(1) Lucia Senderos de Gomez and Fernando Senderos Mestre are siblings. Lucia Senderos de Gomez is the wife of Carlos Gomez y Gomez, a director of Desc.
(2) Includes shares owned by SEN, S.A. de C.V., a corporation wholly-owned by Fernando Senderos Mestre. Does not include the 53,148,865 Series A shares and 4,289,507 Series B shares owned by our pension funds, for which Fernando Senderos Mestre and other officers and directors serve as trustees or members of the investment committee, or shares owned by Lucia Senderos de Gomez. Does not include approximately 8,286,775 Series A shares, 687,000 Series B shares and 250,582 Series C shares currently owned by the trust referred to under "Item 11. Compensation of Directors and Officers", as to which Fernando Senderos Mestre has voting control.
(3) Does not include 2,345,030 Series A shares, 564,000 Series B shares and 78,505 Series C shares owned by Carlos Gomez y Gomez, the husband of Lucia Senderos de Gomez.


ITEM 5.  NATURE OF TRADING MARKET.

         All three series of our stock are listed on the Mexican Stock Exchange. On July 14, 1994, we commenced a public offering of our Series C shares in the national and international markets. In this offering we sold 1,700,000 ADSs in the United States, 600,000 ADSs outside the United States and Mexico and 7,600,000 Series C shares in Mexico. Each ADS represented 4 Series C shares at the time of sale.

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

         As of April 27, 2000, approximately 115,263,480 of the Series C shares were held in the form of ADSs. It is not practicable for us to determine the proportion of Series C shares beneficially owned by U.S. persons.

         The following table sets forth for the periods indicated the high and low sales prices of the Series C shares on the Mexican Stock Exchange in nominal Pesos and the high and low sales prices of the ADSs on the New York Stock Exchange in Dollars. These prices are not representative of the prices for the Series A and Series B shares for these periods:

                                                           MEXICAN                               NEW YORK
                                                      STOCK EXCHANGE                          STOCK EXCHANGE
                                                         PESOS PER                                DOLLARS
                                                        SERIES C SHARE(1)                         PER ADS
                                                        --------------                            -------
                                                      HIGH             LOW                  HIGH            LOW
                                                      ----             ---                  ----            ---
1998:
  First Quarter                                     Ps.15.08         Ps.11.28               $37.68         $27.25
  Second Quarter                                       13.14             8.69                31.56          18.87
  Third Quarter                                        11.48             5.50                25.87           8.87
  Fourth Quarter                                       10.50             6.40                21.12          12.62

1999:
  First Quarter                                  Ps.   11.86         Ps. 8.06               $27.12         $15.06
  Second Quarter                                       13.60            10.10                29.12          21.00
  Third Quarter                                        12.22             7.80                26.06          16.50
  Fourth Quarter                                        7.90             6.80                18.62          14.06

(1) We have adjusted the sales prices of the Series C shares for the periods presented to retroactivity reflect the 5 for 1 stock split effected on September 8, 1998.

         As of June 20, 2000, the closing sales price of the Series C shares on the Mexican Stock Exchange was Ps.6.00 and the closing sales price of the ADSs on the New York Stock Exchange was $12.12.

         Dine's 8 3/4% Guaranteed Notes due 2007 were listed on the Luxembourg Stock Exchange on June 21, 1999. They are not listed on any other stock exchange. It is not practicable for us to determine the proportion of Dine Notes beneficially owned by U.S. persons.

TRADING ON THE MEXICAN STOCK EXCHANGE

         The Mexican Stock Exchange was founded in 1894 and has operated continuously since 1907. The Mexican Stock Exchange is located in Mexico City and it is Mexico's only stock exchange. The Mexican Stock Exchange is organized as a corporation and its shares are owned by Mexico's licensed brokerage firms. These firms exclusively are authorized to trade on the floor of the Mexican Stock Exchange. Since January 11, 1999, all trading of equity securities listed on the Mexican Stock Exchange has been made through the Electronic Negotiation System, an automated, computer-linked system commonly known as BMV SENTRA Capitales.

         Electronic trading on the Mexican Stock Exchange takes place between the hours of 8:30 a.m. and 3:00 p.m., Mexico City time, on each weekday other than public holidays. Lot sizes are 1,000 shares. Brokerage firms are permitted to trade in odd lots only through a parallel computerized odd lot trading system.

         Transactions may be carried out through ordinary means during a trading day or through an auction process. Ordinary transactions may take the form of firm bids and offers that are matched on a given trading date, or matched transactions (operaciones de cruce) in which the same broker acts for the seller and for the purchaser of the relevant securities. Matched transactions may only occur if existing bids or offers made on better terms are first matched. Auctions may only be initiated with the approval of the Mexican Stock Exchange in order to (i) determine the market price of a security, (ii) commence the trading of a security on a trading day or (iii) reinitiate trading of a security the trading of which was suspended. Securities may only be traded at prevailing market prices (which may be adjusted for corporate events) or at auction prices.

         The Mexican Stock Exchange publishes a daily official price list that includes information on each listed security. The Mexican Stock Exchange may suspend trading of a particular security for various reasons. Trading may be suspended to enable dissemination of material public announcements or as a result of significant price fluctuations during a given trading day (fluctuations exceeding a given price level by more than 15%), as a result of other unusual movements of the price of a security and for other reasons.

         Settlement takes place two trading days after a share transaction is effected on the Mexican Stock Exchange. Deferred settlements, even if by mutual agreement, are not permitted without the approval of the Comision Nacional Bancaria y de Valores (the National Banking and Securities Commission or the "CNBV"). Most securities traded on the Mexican Stock Exchange, including our shares, are on deposit with S.D. Indeval, S.A. de C.V., Sociedad para el Deposito de Valores ("INDEVAL"), a privately owned central securities depositary that acts as a clearing house, depositary, custodian, settlement, transfer and registration institution for Mexican Stock Exchange transactions, eliminating the need for physical delivery of securities. Pursuant to the Mexican Securities Market Law of 1975, the only persons authorized to be shareholders of Indeval are the Mexican Central Bank, brokerage firms, securities specialists, stock exchanges, credit institutions and insurance and bonding companies. Holders of ADSs generally will be able to obtain physical certificates representing the C Shares evidenced by the ADSs.

         As of December 31, 1999, approximately 190 Mexican companies were listed on the Mexican Stock Exchange, excluding mutual funds. During the second half of 1999, the ten most actively traded equity issues represented approximately 67.1% of the total volume of the shares traded on the Mexican Stock Exchange, not including public offerings. Although there is substantial participation by the public in the trading of securities on the Mexican Stock Exchange, a major part of such activity reflects transactions of institutional investors. There is no formal over-the-counter market for securities in Mexico.

         The Mexican Stock Exchange is Latin America's second largest exchange in terms of market capitalization, but it remains relatively small and illiquid compared to major world stock markets and is subject to significant volatility. As of December 31, 1999, the total market value of all shares, excluding mutual funds, listed on the Mexican Stock Exchange was Ps.1,458 billions.

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

         On December 21, 1994, the Mexican Government announced its decision to suspend intervention by Banco de Mexico and to allow the Peso to float freely against the Dollar. Factors contributing to the decision included the growing size of Mexico's current account deficit, the declining level of Banco de Mexico's foreign exchange reserves, rising interest rates for other currencies, especially the Dollar, and reduced confidence in the Mexican economy on the part of international investors due to political uncertainty. By December 31, 1994 the exchange rate, as quoted by Banco de Mexico, was Ps.5.00 per Dollar, compared to Ps.3.47 per Dollar on December 19, 1994. The Peso was highly volatile throughout 1995, fluctuating between Ps.7.68 and Ps.5.92 per Dollar. The Peso fluctuated between Ps.8.05 and Ps.7.39 per Dollar during 1996, between Ps.8.38 and Ps.7.72 per Dollar during 1997, between Ps. 10.63 and Ps. 8.03 per Dollar during 1998, and between Ps.10.60 and Ps.9.23 during 1999. As of December 31, 1999, the exchange rate quoted by Banco de Mexico was Ps.9.55 per Dollar. The Mexican Government has indicated that the band will not be reinstituted, and the free market rate will be permitted to fluctuate according to supply and demand. However, the Mexican Government might not maintain its current policies with regard to the Peso and the Peso might fluctuate significantly in the future.

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

         The following table lists, for the periods indicated, the period-end, average, high and low Noon Buying Rate for the purchase and sale of Dollars, presented in each case as the average between the purchase and sale rates, expressed in Pesos per Dollar:

                                                                       NOON BUYING RATE
           YEAR ENDED                                ----------------------------------------------------
           DECEMBER 31,                              PERIOD END     AVERAGE(1)        HIGH          LOW
           ------------                              ----------     ----------        ----          ---
           1995...................................       7.74           6.53           5.27          8.05
           1996...................................       7.88           7.63           7.33          8.05
           1997...................................       8.07           7.97           7.72          8.41
           1998 ..................................       9.90           9.24           8.04         10.63
           1999 ..................................       9.48           9.56           9.24         10.60

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

         As a general rule, the Foreign Investment Law allows foreign investment in up to 100% of the capital stock of Mexican companies except for those engaged in restricted industries. With respect to restricted industries, the Foreign Investment Law not only limits or forbids share ownership but also requires that Mexican stockholders retain the power to determine the administrative control and the management of those corporations. Restricted industries currently include retail trade in gasoline and distribution of liquid petroleum gas, radio broadcasting, credit unions, development banks, land transportation of passengers, tourists and freight in Mexico other than messenger and package delivery services, and the rendering of specified professional and technical services. Desc and its subsidiaries currently do not engage in any restricted industry. However, our bylaws restrict our Series A and Series B shares to Mexican ownership. A holder that directly acquires Series A or B shares in violation of the restrictions on foreign investment contained in our bylaws will not have any of the rights of a stockholder with respect to those shares, the acquisition will be null and void, and the corresponding shares will be cancelled.

         Due to the limited voting rights of our C shares, they are not taken into account under the Foreign Investment Law or our bylaws in determining compliance with restrictions on foreign ownership. Accordingly, unlike the Series A and B shares, the C shares are not restricted to Mexican ownership. Under applicable law, however, the Series C shares may not be held by foreign governments or official agencies of foreign governments.

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

         Mexico has also executed treaties to avoid double taxation with other countries as well as agreements providing for the exchange of information with respect to tax matters, some of which presently are in force. The following summary does not take into account the effect of any such treaties. Readers should consult their tax advisors as to their entitlement to the benefits afforded by the Tax Treaty or such other treaties.

MEXICAN FEDERAL INCOME TAX CONSIDERATIONS FOR HOLDERS OF ADSS AND SERIES C
SHARES

         The following is a summary of the principal consequences under current Mexican federal tax law and the Tax Treaty of the purchase, ownership and disposition of ADSs or Series C shares by a holder that is not a resident of Mexico. This summary does not address the tax laws of any state or municipality in Mexico. Readers are cautioned that this is not a complete analysis or listing of all potential tax effects that may be relevant to a decision to purchase, hold or dispose of ADSs or Series C shares.

         For purposes of Mexican taxation, an individual is a resident of Mexico if he has established his home in Mexico, unless he has resided in another country for more than 183 days, whether consecutive or not, during a calendar year and can demonstrate that he has become a resident of that other country for tax purposes. Individuals of Mexican birth are deemed to be Mexican residents for tax purposes, unless proof is submitted to the contrary. A legal entity established under Mexican law or having its principal offices or management in Mexico is deemed a resident of Mexico. A person having a permanent establishment or a fixed base in Mexico will be regarded as a resident of Mexico and will be required to pay taxes in Mexico in accordance with applicable law in respect of all Mexican-source income.

Taxation of dividends

         As a result of amendments to the Mexican Income Tax Law which became effective on January 1, 1999, dividends paid either in cash or in any other form to Mexican individuals and to all non-Mexican shareholders, whether individuals or entities, with respect to the ADSs or the Series C shares represented by ADSs, are subject to a 5% Mexican withholding tax on the product that results from multiplying the amount of the dividend paid and 1.5385. The Tax Treaty limits the rate of withholding tax on dividends to be received by U.S. residents to 5% of the gross amount of the dividend if the beneficial owner is a company that owns at least 10% of the voting stock of Desc or 10% of the gross amount of the dividend for all other U.S. residents. The Tax Treaty is not expected to have a material effect on the Mexican tax consequences to U.S. holders of the ADSs or Series C shares so long as the rate of withholding tax in effect under Mexican Income Tax Law and regulations is less than the rate imposed by the Tax Treaty.

         We will not be subject to any tax in connection with a dividend payment if the amount maintained in our previously taxed reinvested net earnings account (cuenta de utilidad fiscal neta reinvertida or "CUFINRE") or previously taxed net earnings account (cuenta de utilidad fiscal neta or "CUFIN") exceeds the dividend payment to be made. However, if the dividend payment is in an amount greater than our CUFINRE and CUFIN balance (which may occur in a year when net profits exceed the balance in such accounts), then we will be required to pay a 35% income tax on an amount equal to the product of (i) the portion of the amount which exceeds such balance times (ii) 1.5385.

Taxation of capital gains

         Gains on the sale or other disposition of ADSs by holders who are not residents of Mexico will not be subject to Mexican tax. Deposits of Series C shares in exchange for ADSs and withdrawals of Series C shares in exchange for ADSs will not give rise to Mexican taxes.

         Gains on the sale of Series C shares by holders who are not residents of Mexico will not be subject to any Mexican tax if the transaction is carried out either through the Mexican Stock Exchange or through a recognized exchange. A recognized exchange is an exchange or quotation system that has operated for at least five years and has been duly authorized to operate under the laws of a country where taxes on interest from a foreign source are imposed at a rate of at least 15%. Gains on the sale or other disposition of Series C shares made in other circumstances may be subject to Mexican taxes.

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

MEXICAN FEDERAL INCOME TAX CONSIDERATIONS FOR HOLDERS OF DINE NOTES

         The following is a summary of the principal consequences under current Mexican federal tax law and the Tax Treaty of the purchase, ownership and disposition by a Foreign Holder of Dine's 8 3/4% Guaranteed Notes due 2007, which are fully and unconditionally guaranteed by Desc (the "NOTES"). A "FOREIGN HOLDER" is a holder who (1) is not a resident of Mexico for tax purposes and (2) will not hold Notes or a beneficial interest in Notes in connection with the conduct of a trade or business through a permanent establishment or a fixed base in Mexico. This summary does not address the tax laws of any state or municipality in Mexico. Readers are cautioned that this is not a complete analysis or listing of all potential tax effects that may be relevant to a decision to purchase, hold or dispose of Notes.

Taxation of payments of interest and principal

         Under the Mexican Income Tax Law, payments of interest made by Dine or by Desc to a Foreign Holder in respect of the Notes will be subject to Mexican withholding taxes assessed at a rate of 10% if, as is the case, the Notes have been registered with the Special Section of the National Registry for Securities and Intermediaries (the "SPECIAL SECTION"). In addition, under a Disposicion Transitoria in effect until June 30, 2000, payments of interest made by Dine or by Desc to a Foreign Holder in respect of the Notes may be subject to a reduced 4.9% Mexican withholding tax rate if in addition to the Notes being registered with the Special Section, (A) the effective beneficiary resides in a country which has entered into a treaty to avoid double taxation with Mexico, (B) that treaty is in effect, and (C) the requirements for the application of a lower rate established in the treaty are satisfied.

         In addition, under the general rules issued by the Mexican Ministry of Finance and Public Credit (the "REDUCED RATE Regulation"), payments of interest made by Dine or by Desc to Foreign Holders in respect of Notes will be subject to withholding taxes imposed at a rate of 4.9% (the "REDUCED RATE") until March 31, 2001 (or thereafter if as has been the case in the past, the effectiveness of a rule equivalent to the Reduced Rate Regulation is extended), regardless of the place of residence or tax regime applicable to the Foreign Holder recipient of the interest, if:

      o     the Notes, as is the case, are registered in the Special Section;

      o Dine, as is the case, has timely filed with the Ministry of Finance and Public Credit information relating to the registration of the Notes in the Special Section and to the issuance of the Notes; and

      o Dine timely files each quarter of the calendar year with the Ministry of Finance and Public Credit information representing that no "party related" to Dine, directly or indirectly, is the effective beneficiary of 5% or more of the aggregate amount of the interest payment, and Dine maintains records evidencing compliance with this requirement.

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

         Apart from the Reduced Rate Regulation, other special rates of Mexican withholding income tax may apply. In particular, under the Tax Treaty, the Mexican withholding tax is reduced to 4.9% (the "TREATY RATE") for some holders that are residents of the United States within the meaning of the Tax Treaty provided they satisfy the circumstances contemplated in the Tax Treaty. However, during 2000, the Tax Treaty is not expected, generally, to have any material effect on the Mexican tax consequences to holders of Notes because, as described above, with respect to a United States holder, Dine will be entitled to withhold taxes in connection with interest payments under the Notes at the Reduced Rate so long as the Reduced Rate Regulation requirements described above are met. From March 2001 and beyond, holders of the Notes should consult their tax advisors as to the possible application of the Treaty Rate.

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

Taxation of capital gains

         Gains on the sale or other disposition of Notes by a Foreign Holder are not subject to Mexican tax.

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

ITEM 8.  SELECTED FINANCIAL DATA

         The following table presents selected consolidated financial data of Desc for the fiscal years 1995, 1996, 1997, 1998 and 1999. You should read this information in conjunction with the Financial Statements included elsewhere in this annual report. The Financial Statements have been audited by Arthur Andersen, our independent public accountants. The Financial Statements have been prepared in accordance with Mexican GAAP, which differ in significant respects from U.S. GAAP, in particular by requiring Mexican companies to recognize effects of inflation. Notes 19 and 20 to the Financial Statements provide a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to Desc, and a reconciliation to U.S. GAAP of Desc's net income and stockholders' equity. The effect of inflation accounting principles has not been reversed in the reconciliation to U.S. GAAP. Net income information included in the following tables consists of "majority net income," as referred to in the Financial Statements, and therefore is net of minority interests attributable to third party equity interests in some of our subsidiaries, unless the context otherwise requires.

         Mexico experienced high inflation in some of the periods covered by the Financial Statements. The annual rates of inflation in Mexico, as measured by changes in the NCPI, were 52.0% in 1995, 27.7% in 1996, 15.7% in 1997, 18.6% in
1998 and 12.3% in 1999. In accordance with Mexican GAAP rules on inflation accounting, the Financial Statements recognize effects of inflation and restate data for prior periods in constant Pesos of December 31, 1999. Accordingly, financial data for all periods in the selected consolidated financial information derived from the Financial Statements and presented below have been restated in constant Pesos of December 31, 1999.

                                            SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                          YEAR ENDED DECEMBER 31,
                                            ------------------------------------------------------------------------------------
                                                1995         1996         1997          1998          1999            1999
                                                ----         ----         ----          ----          ----            ----
                                                         (In thousands, except for net income (loss) per share/ADS)
INCOME STATEMENT DATA:
   MEXICAN GAAP:
Net sales................................. Ps.17,672,732Ps.18,475,736 Ps.21,523,227Ps.24,023,679  Ps.23,247,073 $      2,434,248
Cost of sales.............................    12,790,024   13,068,810    15,671,403   17,308,430     16,754,864        1,754,436
Gross profit..............................     4,882,708    5,406,926     5,851,824    6,715,249      6,492,209          679,812
Operating expenses........................     2,581,501    2,430,837     2,597,942    3,250,003      3,431,310          359,299
Operating income..........................     2,301,207    2,976,089     3,253,882    3,465,246      3,060,899          320,513
Comprehensive financial result............   (1,298,411)    1,074,933        63,509  (1,323,728)        409,812           42,912
Equity in associated companies and
   unconsolidated subsidiaries............     (101,758)       48,157      (55,594)    (121,495)         42,661            4,467
Impairment of fixed assets                                                 (29,554)     (34,636)      (202,586)         (21,213)
Other income (expense), net...............      (83,883)     (31,506)        13,126     (89,625)      (221,406)         (23,183)
Provision for income taxes and
   employee profit sharing................       224,757      361,734       334,218      488,259        816,675           85,515
Income before extraordinary items.........       592,398    3,705,939     2,911,151    1,407,503      2,272,705          237,981
Profit on the sale of subsidiaries........             0            0             0      109,690        141,104           14,774
Extraordinary items.......................      (22,691)    (250,365)             0            0              0                0
Net Income before minority interest.......       569,707    3,455,574     2,911,151    1,517,193      2,413,809          252,755
Minority interest.........................      (62,459)    (527,962)     (499,473)    (478,451)      (637,850)         (66,791)
Majority net income.......................       507,248    2,927,612     2,411,678    1,038,742      1,775,959          185,964
Majority net income per share(1)..........          0.36         2.03          1.59         0.69           1.19             0.12
Majority net income per ADS(2)............          7.20        40.60         31.80        13.80          23.80             2.40
Dividends per share.......................          0.00         0.00          0.16         0.58           0.00             0.00
Dividends per ADS.........................          0.00         0.00          3.20        11.60           0.00             0.00

APPROXIMATE U.S. GAAP AMOUNTS:
Net sales................................. Ps.17,686,406Ps.18,520,706 Ps.21,523,659Ps.24,021,634  Ps.23,247,424    Ps.$2,434,285
Operating income..........................     2,335,923    2,964,300     2,791,849    3,252,562      2,464,769          258,091
Majority income (loss) from continuing
   operations.............................     (634,169)    3,029,669     1,365,200    1,290,381      1,589,609          166,451
Majority net income (loss)................     (634,169)    3,029,669     1,365,200    1,290,381      1,589,609          166,451
Majority net income (loss) per share(1)...        (0.45)         2.10          0.90         0.86           1.07             0.11
Majority net income (loss) per ADS(2).....        (9.00)        42.00         18.00        17.20          21.40             2.20

BALANCE SHEET DATA (AT PERIOD END):
MEXICAN GAAP:
Assets:
Total current assets......................  Ps.6,115,734 Ps.6,501,405  Ps.8,518,486 Ps.8,967,523   Ps.9,160,093   $      959,172
Land held for development and real estate
   projects in progress...................     3,787,426    3,435,294     2,974,085    3,836,371      3,456,143          361,900
Investment in shares......................       965,357      480,143       444,338      141,269        387,750           40,602
Property, plant and equipment, net........    15,662,373   13,747,167    13,790,766   15,333,526     14,259,793        1,493,172
Total assets..............................    27,077,899   24,756,448    27,053,345   30,928,399     29,654,159        3,105,148
Liabilities:
Short-term debt(3)........................     4,267,929    2,421,930     3,328,465    3,932,299      3,754,586          393,150
Long-term debt(4).........................     6,662,456    5,259,812     5,988,860    7,712,203      6,510,374          681,715
Total liabilities ........................    13,614,635   10,704,554    12,325,493   15,257,615     13,582,749        1,422,278
Stockholders' equity:
Total stockholders' equity including
minority
   interest(5)............................    13,463,264   14,051,894    14,727,852   15,670,784     16,071,410        1,682,870
Total liabilities and stockholders'           27,077,899   24,756,448    27,053,345   30,928,399     29,654,159        3,105,148
equity(5)(6)..............................

APPROXIMATE U.S. GAAP AMOUNTS:
Property, plant and equipment, net........ Ps.15,165,632Ps.13,353,066 Ps.14,261,907Ps.15,968,550  Ps.15,218,668       $1,593,578
Total assets..............................    26,464,934   24,600,608    27,948,051   31,902,018     31,330,366        3,280,667
Short-term debt...........................     4,267,929    2,421,930     3,328,465    3,932,299      3,754,586          393,150
Long-term debt............................     6,662,456    5,259,812     5,988,860    7,712,203      6,510,374          681,715
Stockholders' equity(5)...................     7,604,576    8,681,173     9,646,206    9,294,284      9,754,249        1,021,386

             SELECTED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

                                                                           YEAR ENDED DECEMBER 31,
                                                ---------------------------------------------------------------------------------
                                                1995          1996          1997         1998          1999                1999
                                                ----          ----          ----         ----          ----                ----
                                                          (In thousands other for net income (loss) per share/ADS)
OTHER DATA:
Working capital(7)........................  Ps.2,305,051 Ps.2,062,534  Ps.3,955,334 Ps.4,279,357   Ps.4,479,061    $      469,011
Depreciation and amortization(8)..........       939,804      911,047       883,532    1,046,801      1,045,434           109,469
Operating cash flow (EBITDA)(9)...........     3,241,011    3,887,136     4,137,414    4,512,047      4,106,333           429,983
Capital expenditures(10)..................     1,439,246    2,118,576     2,782,518    4,080,409      2,820,708           295,362
Investment in real estate projects(11)....       796,134      312,889       148,203      500,142        364,206            38,137
Dividends paid............................            --           --       239,306      874,829              0                 0
Dividends paid to minority interest.......            --       10,654       221,856      269,816              0                 0
Number of employees.......................        17,020       18,880        22,152       23,664         20,878            20,878
Weighted average shares outstanding.......     1,404,215    1,443,300     1,515,185    1,506,981      1,489,733         1,489,733

NET SALES:
Automotive Parts..........................  Ps.5,561,465 Ps.6,792,197  Ps.8,805,289 Ps.9,982,242   Ps.9,961,962  $      1,043,137
Petrochemicals............................     5,464,114    5,027,460     4,147,670    3,839,191      3,325,424           348,212
Diversified Products......................     4,158,110    3,847,441     3,850,703    3,921,768      3,645,854           381,765
Food......................................     2,108,307    2,512,944     4,200,624    5,436,032      5,482,269           574,060
Real Estate...............................       380,736      295,694       496,000      821,747        804,385            84,229
Desc(12)..................................             0            0        22,941       22,699         27,179             2,845
                                            ------------ ------------  ------------ ------------  ------------       ------------
Total                                       Ps.17,672,732Ps.18,475,736Ps.21,523,227Ps.24,023,679  Ps.23,247,073    $    2,434,248

COST OF SALES AND OPERATING EXPENSES:
Automotive Parts..........................  Ps.4,914,641 Ps.5,656,995  Ps.7,483,063 Ps.8,461,393   Ps.8,372,352   $       876,686
Petrochemicals............................     4,366,444    3,951,960     3,353,117    3,156,039      2,939,128           307,762
Diversified Products......................     3,723,496    3,352,715     3,354,696    3,409,868      3,174,055           332,362
Food......................................     2,098,097    2,283,492     3,652,319    4,946,463      5,110,429           535,124
Real Estate...............................       243,351      225,600       369,189      527,761        520,946            54,550
Desc(13)..................................        25,496       28,885        56,961       56,909         69,264             7,251
                                            ------------ ------------  ------------ ------------   ------------      ------------
   Total.................................. Ps.15,371,525Ps.15,499,647 Ps.18,269,345Ps.20,558,433  Ps.20,186,174    $    2,113,735

OPERATING INCOME:
Automotive Parts..........................    Ps.646,824 Ps.1,135,202  Ps.1,322,226 Ps.1,520,849   Ps.1,589,610    $      166,451
Petrochemicals............................     1,097,670    1,075,500       794,553      683,152        386,296            40,450
Diversified Products......................       434,614      494,726       496,007      511,900        471,799            49,403
Food......................................        10,210      229,452       548,305      489,569        371,840            38,936
Real Estate...............................       137,385       70,094       126,811      293,986        283,439            29,679
Desc......................................       (25,496)     (28,885)      (34,020)     (34,210)       (42,085)           (4,406)
                                            ------------ ------------  ------------ ------------   ------------      ------------
   Total..................................  Ps.2,301,207 Ps.2,976,089  Ps.3,253,882 Ps.3,465,246   Ps.3,060,899    $      320,513

Equity in associated companies and
unconsolidated subsidiaries(14)             Ps. (101,758)Ps.   48,157  Ps.  (55,594)    (121,495)        42,661    $        4,467

---------------------------------
         (1) Net income per share was calculated by dividing net income by the weighted average number of shares outstanding during the period retroactively reflecting the 5:1 stock split effected on September 8, 1998.
         (2) Calculated as if the applicable number of outstanding shares were all represented by ADSs at a ratio of 20 shares per ADS.
         (3) At December 31, 1999, Ps.3,682,084 of short-term debt represented the Peso equivalent of Dollar-denominated borrowing and the balance of Ps.72,502 of short term debt represented Peso-denominated borrowings.
         (4) Excludes current portion of long-term debt. At December 31, 1999, Ps.6,417,296 of long-term debt represented the Peso equivalent of Dollar-denominated borrowings, and the balance of Ps.93,078 of long-term debt represented Peso-denominated borrowings.
         (5) Includes variable capital shares. See note 14 to the Financial Statements for more information about stockholders' equity.
         (6) Includes minority interest which does not constitute stockholders' equity under U.S. GAAP.
         (7) Defined as current assets except for cash, less current liabilities except for short-term bank loans and current portion of long-term debt and notes payable.
         (8) Does not include amortization of goodwill or amortization of an inactive automotive parts sector plant.
         (9) Defined as earnings before interest expense, tax, depreciation and amortization. We have included EBITDA data as a convenience only, because some investors and analysts use it to measure a company's ability to service debt. EBITDA is not a measure of financial performance under either Mexican GAAP or U.S. GAAP and should not be considered an alternative to net income as a measure of operating performance. In evaluating EBITDA, investors should consider that the methodology applied in calculating EBITDA may differ among companies and analysts. Investors relying on EBITDA should take into account that the amount of EBITDA may not be available for debt service due to other commitments and uncertainties in the operation of business.

         (10) Includes expenditures related to the Santa Fe shopping mall in which we have a 50.1% interest, including acquisitions of land, construction costs, permits, architects' and engineering fees and related items. Does not include expenditures for other projects in our real estate sector.
         (11) Includes expenditures made during the relevant period for acquisitions of land, construction costs, permits, architects' and engineering fees and related items, other than expenditures related to the Santa Fe shopping mall.
         (12)     Represents sales by services company.
         (13)     Represents operating expenses allocable to holding company.
         (14) For 1995 reflects primarily our equity in the net income of Grupo Financiero InverMexico, S.A. de C.V. (our unconsolidated financial services investment, which has since been renamed Grupo Financiero Santander Mexicano, S.A. de C.V. ("SANTANDER Mexicano"), and in the corporate services company. For 1996, reflects primarily the corporate services company and a special-purpose company whose only asset is an aircraft. For 1997, 1998 and 1999, reflects primarily the adjustment to market value of our Santander Mexicano investment.


DIVIDENDS

         All three series of shares are entitled to the same dividend and distribution rights, and therefore any dividends must be declared and paid in equal amounts with respect to all outstanding shares. We did not pay cash dividends in 1995 or 1996, paid a stock dividend in 1996, paid both cash and stock dividends in 1997, made two cash dividend payments in 1998, and did not pay dividends in 1999. The table below presents the cash and stock dividends paid on each share, as well as the number of shares entitled to these dividends during the periods indicated. Dividend per share amounts have not been adjusted for inflation, and reflect share amounts outstanding immediately prior to the distribution of the dividend. Peso amounts have been translated into Dollars at the Noon Buying Rate on the first date that the dividend was available for payment:

                      NUMBER
                     OF SHARES
                     ENTITLED                   DIVIDENDS          DIVIDENDS
PERIOD             TO DIVIDENDS               PER SHARE(1)         PER SHARE
------             ------------               ------------         ---------

1995                 273,091,084              Ps. 0.00               $0.00
1996(2)              273,091,084                  0.00                0.00
1997(3)              301,244,072                  0.55                0.07
1998(4)              304,256,513                  1.20                0.14
1998(5)            1,492,814,425                  0.25                0.02
1999               1,492,363,425                  0.00                0.00

(1) Dividends reflected in the table are in nominal Pesos. If the amounts for 1997 and 1998 had been restated in constant Pesos of December 31, 1999, the dividends per share would have been Ps.0.80 for 1997 and Ps.0.58 for 1998 (after giving retroactive effect to the 5 for 1 stock split).

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

         The declaration, amount and payment of dividends are determined by majority vote of the holders of the Series A shares and the Series B shares, generally, but not necessarily, on the recommendation of our board of directors, and will depend on our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the board of directors and the holders of the Series A and the Series B shares. As a general policy, approximately 35% of the legally available net income of Desc has been paid annually to our stockholders. However, we decided not to pay dividends in 1995 in order to maintain our cash liquidity position; and in 1996 and 1999, we were not permitted to pay cash dividends under the terms of indebtedness that has since been repaid.

         The indenture that we executed in October 1997 with respect to Dine's 8 3/4% Guaranteed Notes due 2007 limits our ability to pay dividends or make other distributions. Under the Dine indenture, we are not permitted to pay dividends or make other distributions if at the time of the dividend payment or distribution, a Default or an Event of Default under the indenture has occurred and is continuing, or if the payment or distribution exceeds, in the aggregate since July 1, 1997, the sum of:

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

         The Dine indenture also requires that we maintain a specified consolidated fixed charge coverage ratio, which may indirectly have the effect of restricting dividends or other distributions. The Dine indenture terminates in October 2007, upon payment and cancellation of the Dine notes. We cannot assure you that we will be able to pay dividends in the future or that any future dividends will be comparable to historical dividends.

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

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         You should read the following discussion in conjunction with the Financial Statements included elsewhere in this annual report. The Financial Statements have been prepared in accordance with Mexican GAAP, which differ in significant respects from U.S. GAAP, in particular by requiring Mexican companies to recognize effects of inflation. Notes 19 and 20 to the Financial Statements provide a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to Desc and a reconciliation to U.S. GAAP of our net income and stockholders' equity. Net income information included in this section consists of "majority net income," as referred to in the Financial Statements, and therefore is net of minority interests attributable to third party equity interests in some of our subsidiaries, unless the context otherwise requires.

         Mexico experienced high inflation in some of the periods covered by the Financial Statements. The annual rates of inflation in Mexico, as measured by changes in the NCPI, were 15.7% in 1997, 18.6% in 1998 and 12.3% in 1999.
Mexican GAAP requires that the Financial Statements recognize the effects of inflation. Financial statements are adjusted by applying NCPI factors. As a result, financial statements prepared under Mexican GAAP are stated in constant terms, that is, with adjustment for inflation, rather than in nominal terms. Therefore, all data for all periods in the Financial Statements, and the financial information derived from the Financial Statements and presented in this section, unless otherwise indicated, have been restated in constant Pesos as of December 31, 1999. Increases or decreases shown as percentages reflect variations in constant Pesos. Peso figures are in thousands of constant Pesos, unless otherwise noted.

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

         The Mexican economic crisis of late 1994 and 1995 had a profound impact on most Mexican businesses, including Desc. We experienced a significant decrease in demand in the domestic market for many of our products, particularly real estate and consumer products. However, the devaluation also caused imported products to become more costly and therefore less competitive in Mexico, which allowed domestic manufacturers to take advantage of an import substitution effect. Additionally, for those of our products for which there is an export market, such as automotive parts and chemicals, the devaluation enabled us to compete more effectively in the global marketplace. We cannot predict the effect that adverse economic conditions in Mexico, such as those beginning in December 1994, would have on our financial condition, results of operations or properties.

         Economic conditions in Mexico improved in 1996 and during the first half of 1997. However, beginning in the second half of 1997, economic crises in Asia, Russia, and Brazil caused a setback in the economic recovery of Mexico and other emerging markets. These crises resulted in very volatile global financial conditions, large outflows of capital from emerging market countries such as Mexico, and volatile exchange rates for emerging markets' currencies such as the Peso. As a result, Mexico experienced higher interest rates, slower economic growth and higher inflation during the second half of 1997 and during all of 1998. Mexican interest rates, which had declined from an average of 31.2% per annum for the 28-day Cetes in 1996 to an average of 19.7% per annum in 1997, increased in 1998 to an average of 24.7% per annum. GDP growth declined from

6.76% in 1997, to 4.83% in 1998. Inflation, which had declined from 27.7% in 1996 to 15.7% in 1997 increased to 18.6% in 1998.

         During 1999, Mexico began to recover. Mexican interest rates averaged 21.3% per annum for the 28-day Cetes and inflation decreased to 12.3%. GDP grew by 3.7% in 1999, and although this growth was lower than the growth experienced in 1998, it was encouraging because other developing countries experienced little or even negative growth during this period. During 1999, the Mexican currency also strengthened compared to the Dollar, from Ps.10.17 per Dollar in January 1999 to Ps.9.50 per Dollar in December 1999, and foreign investment soared from approximately $10 billion in 1998 to $22 billion in 1999. During the first quarter of 2000, the strength of the U.S. economic expansion, the renewed vigor of the domestic market, Moody's recent upgrade of Mexico to "investment grade" status, and a congruent set of macroeconomic policies, allowed Mexico to enjoy average interest rates for the 28-day Cetes of approximately 14%, a 7.9% growth in GDP compared to the first quarter of 1999 and 12-month trailing inflation of under 10%.

POLITICAL EVENTS IN MEXICO

         Mexico's presidential election is scheduled to occur in July 2000, and the newly elected president will commence his six-year term in December 2000. For the first time in its modern history, Mexico is facing the real possibility that a candidate not supported by the Partido Revolucionario Institucional ("PRI"), Mexico's ruling party, may win the presidential election. Recent opinion polls indicate that Francisco Labastida, the candidate of the PRI and Vicente Fox, the candidate of opposition party Partido Accion Nacional, are tied in the preference of voters. Such polls also indicate that Cuauhtemoc Cardenas, the candidate of left wing party Partido de la Revolucion Democratica, trails Mrssrs. Labastida and Fox at a distant third place. In July 1997, the PRI lost control of the majority of seats in the Mexican House of Representatives. Because the PRI has been in power for more than 70 years, the possibility of another party ruling Mexico is a historic event. In the past, Mexico has experienced economic volatility during the months surrounding the presidential election or succession, which has adversely affected the market price of securities of Mexican issuers, including our shares, ADSs and debt securities.

         In April 1999, students at Mexico's National University, UNAM, staged a strike which lasted almost one year, demanding the end of certain reforms enacted by the Mexican Government which the students believed threatened the future of free public education. Security forces ultimately secured the university facilities and ended the strike, and the university has resumed its normal activities. Since the strike, the Mexican Government has responded to the initial demands of the strikers and agreed to create a University Congress where students and University administrators will be able to discuss the most relevant issues confronting the UNAM. Nonetheless, some radical student groups have continued to stage protests from time to time.

         In Chiapas, the social unrest has continued and from time to time there have been outbreaks of violence that have resulted in deaths in Chiapas and other southern regions of Mexico. It is unlikely that the problems in Chiapas will be resolved before the presidential election takes place. The new administration most likely will inherit the conflict and need to start a new negotiation process to solve it.

         If the kind of political instability experienced at the UNAM or at Chiapas were to expand, the market price of securities of Mexican issuers, including our shares, ADSs and debt securities, could be adversely affected.

RECENT DEVELOPMENTS

         Shift towards branded products in food sector. In the food sector, our strategy is to gradually shift our product mix away from commodity products to branded products, which have more stable margins and to continue to grow our branded-foods business. Toward this end, we acquired, in September 1997, Corfuerte, a leading manufacturer and distributor of branded products in Mexico and in the southwestern and western regions of the United States. We expanded Corfuerte's operations with the acquisition, in June 1998, of ASF, and the acquisition, in December 1998, of a 60% interest in Nair. ASF is a leading manufacturer of branded Mexican food products in the southwestern and western regions of the United States, and Nair is a Mexican company engaged in the fishing and processing of tuna and other seafood products. We also divested our poultry and animal feed businesses in December 1999, consistent with our strategy.

         We intend to use Corfuerte as our vehicle for the expansion of our branded-foods business in Mexico and Authentic Specialty Corporation (the direct parent of ASF) as our vehicle for the expansion of this business in the United States. We are developing our branded food businesses in partnership with J.P. Morgan Capital Corporation, which purchased an 18.6% interest in each of Corfuerte and Authentic Specialty Corporation for an aggregate purchase price of $50 million in 1998.

         Joint ventures in synthetic rubber businesses. In November 1998, Girsa and Uniroyal Chemical Company, a subsidiary of Crompton and Knowles Corporation, formed a joint venture, Paratec, S.A. de C.V. to produce and market Uniroyal's Paracril(R) nitrile rubber products, which are highly resistant to heat and used in automotive engines and other automotive parts. The joint venture is 50% owned by Girsa and 50% owned by Uniroyal. The joint venture will relocate Uniroyal's Paracryl(R) production facilities to a new 40,000 metric tons per year, state-of-the-art production plant which is being built in Altamira, Mexico. This plant is in the commissioning stage and upon completion, we expect that it will be the largest producer of nitrile rubber in the world. Prior to the formation of this joint venture, Uniroyal and Girsa were parties to a 1996 manufacturing agreement to produce Paracryl(R) rubbers in Mexico.

         In July 1999, Girsa and Repsol Quimica, a subsidiary of Spain's Repsol, S.A., formed a joint venture to produce and market solution synthetic rubbers used in the manufacturing of products such as asphalt, adhesives and footwear. This joint venture created significant synergies due to Girsa's and Repsol Quimica's complementary products and geographic markets, and we expect that these synergies will significantly boost the competitiveness of this business. The joint venture is 50% owned by Girsa and 50% owned by Repsol Quimica and operates under the name Dynasol Elastomeros. Repsol Quimica brings to the joint venture its styrene-butadiene solution rubber plant in Santander, Spain, with a capacity of 110,000 metric tons per year, its strong presence in the European market, particularly in the thermoplastic rubber segment, and a new hydrogenated thermoplastics solution rubber plant in Santander, Spain, which recently began operations. Girsa brings to the joint venture its production facility in Altamira, Mexico which produces styrene butadiene and thermoplastic solution rubbers and has a capacity of 90,000 metric tons per year, as well as its strong presence in the NAFTA region, particularly in the diblock copolymer specialties. We believe that Dynasol Elastomeros is one of the three largest global producers of special solution styrene-butadiene rubbers and the second largest global producer of hydrogenated thermoplastic rubbers.

RESULTS OF OPERATIONS FOR YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

         The following table provides information derived from our Financial
Statements:

                                                                             YEAR ENDED DECEMBER 31,
                                                           --------------------------------------------------------
                                                                 1997                  1998                1999
                                                                 ----                  ----                ----
                                                                       (In thousands, except percentages)
Net sales.........................................         Ps. 21,523,227       Ps. 24,023,679       Ps. 23,247,073
Cost of sales.....................................             15,671,403           17,308,430           16,754,864
Gross margin......................................                  27.2%                28.0%                27.9%
Operating expense.................................         Ps.  2,597,942       Ps.  3,250,003       Ps.  3,431,310
Operating income..................................              3,253,882            3,465,246            3,060,899
Operating margin..................................                  15.1%                14.4%                13.2%
Comprehensive financial result....................         Ps.     63,509       Ps. (1,323,728)      Ps.   (409,812)
Equity in associated companies and
   unconsolidated subsidiaries....................               (55,594)             (121,495)               42,661
Impairment of fixed assets........................               (29,554)              (34,636)            (202,586)
Other income (expenses), net......................                 13,126              (89,625)            (221,406)
Provisions for income taxes and
     employee profit sharing......................                334,218               488,259              816,675
Profit on the sale of subsidiaries................                      0               109,690              141,104
Net majority income...............................              2,411,680             1,038,742            1,775,959
Depreciation and amortization.....................                882,071             1,046,801            1,045,434
Capital expenditures(1)...........................              2,930,721             4,580,552            3,184,914
Exports (millions of US dollars)..................                 $688.0                $822.3               $933.1

----------
(1)  Includes investments in real estate projects.

         The following table presents financial data from our consolidated statements of income expressed as a percentage of net sales:

                                                                            YEAR ENDED DECEMBER 31,
                                                                 -----------------------------------------------
                                                                  1997                1998                 1999
                                                                  ----                ----                 ----
Net sales............................................            100.0%              100.0%               100.0%
Cost of sales........................................             72.8                72.0                 72.1
Gross margin.........................................             27.2                28.0                 27.9
Operating expenses...................................             12.1                13.5                 14.8
Operating margin.....................................             15.1                14.4                 13.2
Comprehensive financial result.......................              0.3                (5.5)                (1.8)
Equity in associated companies and
   unconsolidated subsidiaries.......................             (0.2)               (0.5)                 0.2
Other expenses, net..................................               --                (0.4)                (1.0)
Majority income .....................................             11.2                 4.3                  7.6

         1999 and 1998 compared. Consolidated net sales decreased 3.2% in 1999, to Ps.23,247,073 from Ps.24,023,679 in 1998. This decrease was due mainly to lower sales in the petrochemicals and diversified products sectors, which resulted from lower prices. Export sales increased by 13.5% in 1999 to $933.1 million from $822.3 million in 1998, primarily due to increased exports of automotive parts and food products. Cost of sales decreased 3.2% in 1999 to Ps.16,754,864 from Ps.17,308,430 in 1998, in line with the decrease in net sales. Consequently, gross margin decreased only slightly to 27.9% in 1999 from 28.0% in 1998. Operating expenses increased 5.6% in 1999 to Ps.3,431,310 from Ps.3,250,003 in 1998, mainly due to increased operating expenses in the food sector, as a result of including Nair for the full year and increased distribution costs in our poultry and pork businesses in 1999, and in the real estate sector, as a result of the commencement of operations of the Four Seasons Hotel that we built in Punta Mita in 1999. These factors led to an 11.7% decrease in operating income from Ps.3,465,246 in 1998 to Ps.3,060,899 in 1999. Our operating margin was 13.2% in 1999 compared to 14.4% in 1998 due to lower margins in the petrochemicals sector and in the poultry and pork businesses of our food sector and the appreciation of the Peso against the Dollar in 1999 which increased our Peso costs and reduced the benefit of our Dollar-denominated sales. Net majority income during 1999 increased 71.0% from Ps.1,038,742 in 1998 to Ps.1,775,959 primarily due to foreign exchange gains that resulted from the appreciation of the Peso relative to the Dollar during 1999.

         1998 and 1997 compared. Consolidated net sales increased 11.6% in 1998, to Ps.24,023,679 from Ps.21,523,227 in 1997. This increase was due mainly to higher sales in the automotive parts, food and real estate sectors which compensated for decreased sales in the petrochemicals sector and flat sales in the diversified products sector. Export sales increased by 19.5% in 1998 to $822.3 million from $688.0 million in 1997, primarily due to increased exports of automotive parts and shelf-stable food products. Cost of sales increases were less than the increase in net sales due to the implementation of cost cutting programs in all sectors and the lower costs of raw materials in the petrochemicals sector, and consequently our gross margin increased to 28.0% in 1998 from 27.2% in 1997. Operating expenses increased 25.1% in 1998 to

Ps.3,250,003 from Ps.2,597,942 in 1997 due to the inclusion of acquired operations (namely, Corfuerte, ASF and Nair) that were not included at all, or in the case of Corfuerte, for the entire period, in 1997. These factors led to a 6.5% increase in operating income from Ps.3,253,882 in 1997 to Ps.3,465,246 in 1998. Our operating margin was 14.4% during 1998, compared to 15.1% in 1997 due to lower margins in the petrochemicals and food sectors. The lower margins in the food sector were due to our recently-acquired shelf-stable branded food operations which typically have more stable but lower margins than our food sector's other businesses. Majority net income during 1998 declined 56.9% to Ps.1,038,742 from Ps.2,411,680 in 1997, primarily due to increased foreign exchange losses that resulted from the devaluation of the Peso relative to the Dollar during 1998 and to the payment of higher taxes in 1998.


Automotive Parts

         The following table presents selected operating data for our automotive parts segment:

                                                                                 YEAR ENDED DECEMBER 31,
                                                              --------------------------------------------------------
                                                                    1997                   1998                1999
                                                                    ----                   ----                ----
                                                                           (in thousands, except percentages)
Net sales............................................          Ps. 8,805,289         Ps. 9,982,242      Ps. 9,961,962
Cost of sales........................................              6,563,040             7,387,096          7,289,041
Gross margin.........................................                  25.5%                 26.0%              26.8%
Operating expenses...................................          Ps.   920,023         Ps. 1,074,297      Ps. 1,083,311
Operating income.....................................              1,322,226             1,520,842          1,589,610
Operating margin.....................................                  15.0%                 15.2%              16.0%
Depreciation and amortization........................          Ps.   416,232         Ps.   491,378      Ps.   515,380
Capital expenditures(1)..............................                940,825               932,038            797,237

----------
(1) Includes the acquisition of the heavy-duty transmissions business of Dana Corporation in 1997.

         1999 and 1998 compared. The automotive parts sector's net sales for 1999 decreased 0.2% to Ps.9,961,962 from Ps.9,982,242 in 1998, principally due to the appreciation of the Peso relative to the Dollar during 1999 which lowered the Peso value of our Dollar-denominated sales. Exports were $638.1 million in 1999, representing an increase of 15.9% from $550.4 million in 1998, and accounted for 64% of this sector's sales in 1999 as compared to 61% in 1998. This increase in exports was primarily due to increased sales of transmissions in the U.S. Cost of sales decreased 1.3% in 1999 to Ps.7,289,041 from Ps.7,387,096 in 1998 principally as a result of the implementation of operational improvements and cost-cutting programs and lower costs of raw materials. Operating expenses increased 0.8% in 1999 to Ps.1,083,311 from Ps.1,074,297 due principally to the payment of higher sales commissions and increased promotional expenditures. All of the above boosted operating income by 4.5% from Ps.1,520,842 in 1998 to Ps.1,589,610 in 1999. Operating margin increased to 16.0% in 1999 from 15.2% in 1998.

         1998 and 1997 compared. The automotive parts sector's net sales for 1998 increased 13.4% to Ps.9,982,242 from Ps.8,805,289 in 1997. This increase was due to the continued recovery of the domestic market and continued growth in exports. Exports were $550.4 million in 1998, representing an increase of 19.3% from $461.2 million in 1997, and accounted for 61% of this sector's sales in 1998 as compared to 58.3% in 1997. This increase in exports was primarily due to sales of transmissions by the businesses acquired in 1996 and 1997 from Borg-Warner and Dana, respectively. Cost of sales rose 12.6% in 1998 to Ps.7,387,096 from Ps.6,563,040 in 1997 principally due to the full-year consolidation of the transmission business acquired from Dana. Operating expenses increased 16.8% in 1998 to Ps.1,074,297 from Ps.920,023 due principally to higher administrative expenses incurred as a result of the integration of the transmission operations acquired from Dana. All of the above boosted operating income by 15.0% from Ps.1,322,226 in 1997 to Ps.1,520,849 in 1998. Operating margin increased slightly to 15.2% in 1998 from 15.0% in 1997.

Petrochemicals

         The following table presents selected operating data for our petrochemicals segment:

                                                                             YEAR ENDED DECEMBER 31,
                                                          --------------------------------------------------------
                                                                 1997                1998                1999
                                                                 ----                ----                ----
                                                                           (in thousands, except percentages)
Net sales............................................     Ps.    4,147,670    Ps.    3,839,191     Ps.    3,325,424
Cost of goods sold...................................            2,838,903           2,568,752            2,414,226
Gross margin.........................................                31.6%               33.1%                27.4%
Operating expenses...................................     Ps.      514,214    Ps.      587,287     Ps.      524,902
Operating income.....................................              794,553             683,152              386,296
Operating margin.....................................                19.2%               17.8%                11.6%
Depreciation and amortization........................     Ps.      182,092    Ps.      193,063     Ps.      196,127
Capital expenditures.................................              940,825             249,215              753,607

         1999 and 1998 compared. During 1999, net sales declined by 13%, from Ps.3,839,191 in 1998 to Ps.3,325,424. The decline in sales was due to continued lower international prices for petrochemicals and lower demand for these products in Asian countries, which were only partially offset by a shift in our product mix toward specialty products which are less affected by the petrochemicals cycle. Exports were $124 million in 1999, representing a decrease of 2.4% from $127 million in 1998, and accounted for 37.2% of this sector's sales in 1999 as compared to 36.9% in 1998. Although the cost of raw materials increased significantly in Dollar terms as a result of the recovery of the petrochemicals cycle in primary products and the rise in oil prices, our cost of sales actually decreased 6.0% from Ps.2,568,752 in 1998 to Ps.2,414,226 in 1999, primarily due to the appreciation of the Peso relative to the Dollar and the implementation of measures to improve the yield of raw materials. These factors resulted in a decrease in gross margin from 33.1% in 1998 to 27.4% in 1999. Operating expenses decreased 10.6% from Ps 587,287 in 1998, to Ps.524,902 in 1999 principally as a result of reductions in administrative personnel and the implementation of tighter controls on operating expenses. Operating income declined 56.5% from Ps.683,152 in 1998 to Ps.386,296 in 1999 mainly as a result of lower prices and the appreciation of the Peso relative to the Dollar which lowered the Peso value of our 1999 Dollar-denominated sales. Operating margin decreased to 11.6% in 1999 from 17.8% in 1998.

         1998 and 1997 compared. During 1998, net sales declined by 7.4%, from Ps.4,147,670 in 1997 to Ps.3,839,191. The decline in sales was due to a combination of lower international prices for petrochemicals, particularly synthetic rubber and polystyrene, and increased competition faced by our products in most markets, which were only partially offset by an increase of 5% in sales volume during the year. Cost of sales decreased 9.5% from Ps.2,838,903 in 1997 to Ps.2,568,752 in 1998 due to the implementation of cost reduction measures (such as projects to improve synthetic rubber, carbon black and polystyrene production efficiency), increased capacity utilization and lower raw material prices. As a result gross margin increased to 33.1% in 1998 from 31.6% in 1997. Operating expenses increased 14.2% in 1998, to Ps.587,287 from Ps.514,214 in 1997 reflecting increases in transportation and technology expenses. Operating income declined 14.0% to Ps.683,152 in 1998 from Ps.794,553 in 1997 as a result of the decrease in sales. Operating margin decreased to 17.8% in 1998 from 19.2% in 1997.

Diversified Products

         The following table presents selected operating data for our diversified products segment:

                                                                              YEAR ENDED DECEMBER 31,
                                                          ----------------------------------------------------------
                                                                1997                   1998                1999
                                                                ----                   ----                ----
                                                                       (in thousands, except percentages)
Net sales............................................     Ps.    3,850,703    Ps.    3,921,768     Ps.    3,645,854
Cost of sales........................................            2,784,395           2,823,016            2,572,924
Gross margin.........................................                27.7%               28.0%                29.4%
Operating expenses...................................     Ps.      570,301    Ps.      586,852     Ps.      601,131
Operating income.....................................              496,007             511,900              471,799
Operating margin.....................................                12.9%               13.1%                13.0%
Depreciation and amortization........................     Ps.       99,531    Ps.      104,591     Ps.       89,706
Capital expenditures.................................              307,504             208,248              125,472

         1999 and 1998 compared. During 1999, net sales decreased 7.0% from Ps.3,921,768 in 1998 to Ps.3,645,854. The decrease in net sales was due mainly to an international price war in phosphates during 1999 which resulted in lower sales volumes and prices. In addition, net sales were affected by the appreciation of the Peso relative to the Dollar during 1999, which reduced the Peso value of our 1999 Dollar-denominated sales. Exports were $74.5 million in 1999, representing a decrease of 3.0% from $76.8 million in 1998, and accounted for 20.4% of this sector's sales in 1999 as compared to 21.8% in 1998. Cost of sales decreased 8.9% from Ps.2,823,016 in 1998 to Ps.2,572,924 in 1999 principally as a result of lower sales volume. Gross margin increased to 29.4% in 1999 from 28.0% in 1998. Operating expenses increased 2.4% reflecting increased advertising and marketing expenses in 1999. As a result of the factors mentioned above, operating income decreased 7.8% to Ps.471,799 in 1999 from Ps.511,900 in 1998. However, operating margins remained relatively the same, at 13.0% in 1999, compared to 13.1% in 1998.

         1998 and 1997 compared. During 1998, net sales increased 1.8% from Ps.3,850,703 in 1997 to Ps. 3,921,768. This increase in net sales reflects increased sales volumes in adhesives and fertilizers and increased market shares in phosphates, pigment and laminates. Cost of sales increased 1.4% from Ps.2,784,395 in 1997 to Ps.2,823,016 in 1998. The increase in cost of sales was less than the increase in sales due to lower costs of raw materials and more efficient capacity utilization in 1998. Gross margins increased slightly to 28.0% in 1998 from 27.7% in 1997. Operating expenses increased 2.9% reflecting increased advertising and marketing expenses in 1998. As a result of the factors mentioned above, operating income increased 3.2% to Ps.511,900 in 1998 from Ps.496,007 in 1997. Operating margins increased to 13.1% in 1998, compared to 12.9% in 1997.

Food

         The following table presents selected operating data for our food segment:

                                                                                YEAR ENDED DECEMBER 31,
                                                               ------------------------------------------------------
                                                                   1997                   1998                1999
                                                                   ----                   ----                ----
                                                                      (in thousands, except percentages)
Net sales............................................          Ps. 4,200,624         Ps. 5,436,032      Ps. 5,482,269
Cost of sales........................................              3,217,047             4,110,434          4,147,412
Gross margin.........................................                  23.4%                 24.4%              24.3%
Operating expenses...................................          Ps.   435,272         Ps.   836,029      Ps.   963,017
Operating income.....................................                548,305               489,569            371,840
Operating margin.....................................                  13.1%                  9.0%               6.8%
Depreciation and amortization........................          Ps.   152,949         Ps.   202,545      Ps.   181,574
Capital expenditures (1).............................              1,167,450             2,209,681            708,496

----------
(1) For 1997, includes the acquisition of Corfuerte. For 1998, includes the acquisitions of ASF and Nair. See "Item 1. Description of Business--Food" for more information about these acquisitions.

         1999 and 1998 compared. During 1999, net sales increased 0.9% to Ps.5,482,269 from Ps.5,436,032 in 1998 as a result of increased sales of branded-food products during 1999 which compensated for lower prices in pork and poultry. Cost of sales increased 0.9% in 1999 to Ps.4,147,412 from Ps.4,110,434 in 1998, in line with the increase in net sales. As a result, gross margin remained essentially the same at 24.3% compared to 24.4% during the prior year. Operating expenses increased 15.2% in 1999 to Ps.963,017 from Ps.836,029 in 1998, reflecting the cost of sales of Nair, which were included for the full year in 1999 but only for one month in 1998, as well as higher distribution costs in our poultry and pork businesses due to increased volumes sold and sales made to a larger number of distributors during 1999. These factors led to a 24.0% decline in operating income from Ps.489,569 in 1998 to Ps.371,840 in 1999 and to a decline in operating margin from 9.0% in 1998 to 6.8% in 1999. We divested our poultry business in December 1999.

         1998 and 1997 compared. During 1998, net sales increased 29.4%, to Ps.5,436,032 from Ps.4,200,624 in 1997 due to the inclusion in 1998 of the operations of Corfuerte for the entire year, of ASF for six months and of Nair for one month. Cost of sales increased 27.8% from Ps.3,217,047 in 1997 to Ps.4,110,434 in 1998 reflecting the costs of sales of Corfuerte, ASF and Nair which were not included in the 1997 period, which were only partly offset by increases in the prices of poultry and pork in 1998. Similarly, operating expenses rose 92.1% to Ps.836,029 in 1998 from Ps.435,272 in 1997 principally due to the inclusion of Corfuerte's operations for the full year and the integration of ASF and Nair with our existing food operations in 1998. These factors led to a 10.7% decline in operating income, from Ps.548,305 in 1997 to Ps.489,569 in 1998. Operating margin declined from 13.1% in 1997 to 9.0% in 1998. The decline in margins reflects the more stable but lower margins of our shelf-stable branded food businesses compared to our other food businesses.

Real Estate

         The following table presents selected operating data for our real estate segment:

                                                                            YEAR ENDED DECEMBER 31,
                                                          ---------------------------------------------------------
                                                                 1997                1998                 1999
                                                                 ----                ----                 ----
                                                                      (In thousands, except percentages)
Net sales
   Residential(1)....................................     Ps.      111,058    Ps.      500,301     Ps.      610,468
   Tourism/resort(2).................................               81,641              68,563               78,078
   Commercial(3).....................................              303,301             252,883              115,839
                                                            --------------      --------------       --------------
     Total...........................................              496,000             821,747              804,385
Cost of sales(4).....................................              268,018             419,132              331,261
Gross margin.........................................                46.0%               49.0%                58.8%
Operating expenses...................................     Ps.      101,171    Ps.      108,629     Ps.      189,685
Operating income.....................................              126,811             293,986              283,439
Operating margin.....................................                25.6%               35.8%                35.2%
Depreciation and amortization........................     Ps.       18,915    Ps.       26,781     Ps.       38,992
Capital expenditures(5)..............................              258,247             641,510              197,182
Investments in real estate projects(6)...............              148,203             257,792              364,206

----------
(1) For 1997, reflects Bosques de las Lomas La Punta. For 1998 and 1999 reflects Bosques de Santa Fe.
(2) For 1997 and 1998, reflects Punta Ixtapa. For 1999 reflects Punta Mita and, to a lesser extent, Punta Ixtapa.
(3)      Arcos Bosques Corporativo and Santa Fe shopping mall.
(4) Includes recognized cost of land, subcontracted construction costs, permit costs, architects' and engineering fees and related costs. These costs are recognized proportionately as revenues are received for the particular project.
(5) Includes expenditures made during the relevant period related to the Santa Fe shopping mall, in which we hold a 50.1% interest, including acquisitions of land, construction costs, permits, and architects' and engineering fees. Does not include expenditures for other projects in our real estate sector which are being developed for sale.
(6) Includes expenditures made during the relevant period for acquisitions of land, construction costs, permits, architects' and engineering fees and related items, except for expenditures related to the Santa Fe shopping mall.

         1999 and 1998 compared. The net sales of our real estate sector decreased 2.1% in 1999 to Ps.804,385 from Ps.821,747 in 1998. The decrease in net sales was mainly due to a lower sales volume in our Bosques de Santa Fe project in the 1999 period compared to the 1998 period when we began marketing this project, which were partially offset by sales in Punta Mita, which opened in September 1999. Cost of sales decreased 21% in 1999 to Ps.331,261 from Ps.419,132 in 1998. The decrease in cost of sales was significantly greater than the decrease in net sales because our 1999 sales mix included more properties with a relatively high profit margin. As a result, gross margin rose to 58.8% in 1999 from 49.0% in 1998. Operating expenses increased as a percentage of net sales in 1999 to 23.6% from 13.2% in 1998, and were Ps.189,685 in 1999 compared to Ps.108,629 in 1998 as a result of the commencement of operations of the Four Seasons Hotel in September, 1999, which we built and operate in partnership with Four Seasons Hotels Limited. As a result, operating income decreased 3.6% in 1999 to Ps.283,439 from Ps.293,986 in 1998, and operating margin decreased to 35.2% in 1999 from 35.8% in 1998.

         1998 and 1997 compared. During 1998, net sales in this sector grew significantly due to the continued recovery shown in the real estate market in Mexico during the first half of 1998. Sales rose by 65.7% from Ps.496,000 in 1997 to Ps.821,747 in 1998, mainly due to sales in the Bosques de Santa Fe project, which we launched in 1998, as well as to increased sales in the Hacienda de las Palmas and La Punta projects during 1998. Cost of sales increased 56.4% to Ps.419,132 in 1998 from Ps.268,018 in 1997. The increase in sales was higher than the increase in cost of sales because our sales mix in 1998 included more properties with a relatively high profit margin. Gross margin rose to 49% in 1998 from 46% in 1997. Operating expenses declined substantially as a percentage of net sales, from 20.4% in 1997 to 13.2% in 1998, and were Ps.108,629 in 1998 compared to Ps.101,171 in 1997. As a result, operating income increased 131.8%, to Ps.293,986 in 1998 from Ps.126,811 in 1997. The operating margin in 1998 rose to 35.8% compared to 25.6% in 1997.

Comprehensive financial result

         Comprehensive financial result includes: (1) interest expense paid by us on financing, (2) interest earned by us on temporary investments, (3) the variations in our UDI-denominated debt which result from the inflation adjustment mechanism of these instruments, (4) foreign exchange gains or losses on our foreign currency-denominated monetary assets or liabilities, and (5) monetary earnings or losses due to the effects of inflation on our net monetary liability or asset position. To the extent that our monetary liabilities exceed our monetary assets during inflationary periods, we will generate a monetary position gain.

         The following table presents the components of our comprehensive financial result for each of the periods indicated:

                                                                              YEAR ENDED DECEMBER 31,
                                                            ------------------------------------------------------------
                                                                  1997                 1998                   1999
                                                                  ----                 ----                   ----
                                                                        (In thousands, except percentages)
Interest expense.....................................       Ps.    (856,919)    Ps.      (907,270)     Ps.   (1,145,077)
Interest income......................................               422,135               343,787               314,057
UDI variation........................................                     0                     0               (15,497)
Exchange, gain (loss), net...........................              (312,337)           (1,740,142)              360,895
Gain on monetary position............................               810,630               979,897               895,434
Comprehensive financial result.......................       Ps.      63,509     Ps.    (1,323,728)     Ps.      409,812

         1999 and 1998 compared. In 1999, the comprehensive financial result showed a gain of Ps.409,812 compared to a loss of Ps.1,323,728 in 1998. This is attributable principally to the significant appreciation of the Peso against the Dollar during 1999, which resulted in a foreign exchange gain of Ps.360,895 compared to a foreign exchange loss of Ps.1,740,142 in 1998. This more than offset the following factors: (1) an increase of 26.2% in interest expense, from Ps.907,270 in 1998 to Ps.1,145,077 in 1999, resulting from increased consolidated debt in 1999; (2) an 8.6% decline in interest income in 1999 from Ps.343,787 in 1998 to Ps.314,057 due to lower interest rates paid on deposits in 1999; (3) UDI variation expense of Ps.15,497 resulting from the inflation adjustment made to our UDI-denominated medium term notes which were issued in 1999 (UDIs are Peso-denominated, inflation-adjusted units); and (4) an 8.6% decline in monetary gains in 1999 from Ps.979,897 in 1998 to Ps.895,434 due to lower inflation during 1999.

         1998 and 1997 compared. In 1998, the comprehensive financial result showed a loss of Ps.1,323,728 compared with a gain of Ps.63,509 in 1997. This change is attributable principally to the following factors: (1) a 5.9% increase in interest expense from Ps.856,919 in 1997 to Ps.907,270 in 1998 due to higher interest rates and an increased consolidated debt in 1998; (2) an 18.6% decline in interest income in 1998 from Ps.422,135 in 1997 to Ps.343,787 due to Desc's lower cash position during 1998; and (3) a greater variation in the Peso-Dollar exchange rate during 1998, which resulted in a foreign exchange loss of Ps.1,740,142 which was 457.1% higher than the exchange loss of Ps.312,337 in 1997. These factors were only partially offset by a 20.9% increase in the monetary position gain in 1998 to Ps.979,897 from Ps.810,630 in 1997 which resulted from higher inflation during 1998 and an increase in monetary liabilities.

Income taxes and employee profit sharing

         In Mexico, until 1998, the nominal corporate income tax rate was 34% of the taxable profits of a company for the fiscal year. The nominal corporate tax rate, however, may not be less than 1.8% of the average value of a company's assets, subject to some adjustments, whether or not the company had taxable income for the year.

         As a result of amendments to the Mexican income tax law which became effective on January 1, 1999, the nominal corporate income tax rate was increased to 35%. The nominal corporate tax rate, however, may not be less than 1.8% of the average value of a company's assets, subject to some adjustments, whether or not the company had taxable income for the year. Under the amended tax law, companies are permitted to defer a portion of their income tax liability on their net taxable income until dividends are paid from that income. For 1999, companies initially were required to pay income tax at a 32% rate, with the remaining 3% income tax liability payable on a proportional basis upon the distribution of dividends. In 2000 and thereafter, the initial income tax liability will be 30% and the portion that may be deferred will be increased to 5%. With some exceptions, the amendments to the Mexican income tax laws also limit the extent to which we may reduce our consolidated tax liability by offsetting tax liabilities in some of our subsidiaries against tax losses in other subsidiaries, to 60% of our equity interest in the relevant subsidiaries. We do not expect these changes to have a significant impact on our results of operations.

         In addition, aside from wages and agreed-upon fringe benefits, we and each of our subsidiaries are required by law to provide to our workers a share of our profits equal to 10% of taxable profit of the relevant company, calculated before any adjustments for inflation or amortization of fiscal losses of previous years. The combined statutory rates of corporate income tax and profit sharing were 44.0% for 1997 and 1998 and 45.0% for 1999.

         Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing," became effective on January 1, 2000 for all Mexican companies. Prior to the effective date of this Bulletin, companies reporting under Mexican GAAP did not record the deferred tax effect of recurring temporary differences in the timing of the recognition of income and expenses for financial statement and income tax purposes. These differences, together with other non-recurring and permanent differences between income and expenses for accounting and tax purposes, resulted in an effective income tax rate that was lower than the statutory rate. Our combined effective income tax rate for corporate income taxes and employee profit sharing was 10.3% in 1997, 25.8% in 1998 and 26.4% in 1999, as compared to the combined statutory rates of 44% in 1997 and 1998 and 45% in 1999.

         New Bulletin D-4 requires that the comprehensive deferred effects (assets or liabilities) applicable to the cumulative temporary differences between assets and liabilities for financial statement and tax purposes be recorded. Deferred employee profit sharing will be calculated only for the temporary differences of the year, whose reversal period can be determined. The initial effect of Bulletin D-4 on Desc amounts to Ps.2,755,629 as of December 31, 1999. This effect will be recognized as a long-term liability in 2000 and will affect retained earnings. Our cash flows, however, will not be affected by the application of Bulletin D-4.

         In 1999 and 1998, income tax and profit sharing rose 67.3% and 46.1%, respectively, due primarily to the absence of tax loss carryforwards from previous years to offset the taxable income in those years.

         In 1997, income tax and profit sharing decreased 7.6% from Ps.361,734 in 1996 to Ps.334,218. This decrease was due primarily to lower operating profits and higher foreign exchange losses during 1997, as well as the utilization of tax loss carryforwards from previous years.

U.S. GAAP RECONCILIATION

         In 1999, we had net income under U.S. GAAP of Ps.1,589,609 compared to net income under Mexican GAAP of Ps.1,775,959. In 1998, we had net income under U.S. GAAP of Ps.1,290,381 compared to net income under Mexican GAAP of Ps.1,038,742. These differences are attributable mainly to the recognition of deferred taxes and employee profit sharing, net of their monetary gain and the effect of the minority interest. The other major reasons for these differences relate to the recognition of the benefits of tax consolidation, as well as the minority interest and inflation effect of the U.S. GAAP adjustments.

         In 1997, we had net income under U.S. GAAP of Ps.1,365,200 compared to net income under Mexican GAAP of Ps.2,411,680. This difference is attributable mainly to the recognition of deferred taxes and employee profit sharing, net of their monetary gain and the effect of the minority interest. The other major reasons for this difference relate to (1) the adoption of full absorption cost accounting in Unik beginning in 1997 and (2) the recognition of the benefits of tax consolidation.

         For a further description of these and other adjustments under U.S. GAAP, see notes 19 and 20 to the Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

         We have significant liquidity due to our internal generation of cash flow, defined as earnings before interest expense, tax, depreciation and amortization. We generated cash flow of Ps.4,135,953 during 1997, Ps.4,512,047 during 1998, and Ps.4,106,333 during 1999. We used this cash flow mainly to finance capital expenditures and to service and repay debt. As of December 31, 1999, we had cash and marketable securities totaling Ps.307,416 on a non-consolidated basis, and Ps.1,423,978 on a consolidated basis.

         Under Mexican GAAP, we present our consolidated statement of changes in financial position in accordance with Bulletin B-12, which identifies the generation and application of resources representing differences between beginning and ending financial statement balances in constant Pesos. The changes shown in the Financial Statements do not represent cash flow activities. See note 19 to the Financial Statements for more information about these changes.

         As of December 31, 1999, our consolidated Dollar-denominated liabilities were $1.12 billion and our net consolidated Dollar-denominated liabilities after deducting Dollar-denominated assets, which consist principally of cash, were $753 million.

         At the corporate level, Desc has no substantial operations of its own and, consequently, we depend on dividends and other payments from our subsidiaries and income tax refunds for virtually all of our cash flow.

         Dividends from subsidiaries. It is our general policy that each of our four principal subsidiaries pay to Desc (and other stockholders of the subsidiary) dividends equal to at least 50% of the subsidiary's annual consolidated net income legally available for distribution. This percentage may be significantly lower in some cases, such as when the subsidiary proposes to make large capital expenditures or when its profits decline. As a general policy, Desc, S.A. de C.V. has paid approximately 35% of its legally available net income to stockholders, although it did not pay cash dividends in 1996 or 1999 as a result of restrictions under the terms of indebtedness that has since been repaid.

         During 1999, our subsidiaries did not pay dividends.

         During 1998, our subsidiaries paid dividends of approximately Ps.1,819,713, representing in total approximately 62.5% of the subsidiaries' 1997 net income. Approximately Ps.1,549,897 of these total dividends were paid to Desc and the balance were paid to minority interests.

         During 1997, our subsidiaries paid dividends of approximately Ps.1,302,427, representing in total approximately 37.7% of the subsidiaries' 1996 net income. Approximately Ps.1,080,346 of these total dividends were paid to Desc and the balance were paid to minority interests.

         Income tax refunds. Under Mexican income tax law, each year, each of our consolidated subsidiaries has been required to pay to Desc the amount of tax it would have paid to the Mexican Government in respect of its annual taxable income and assets had the subsidiary filed a separate return. These payments were made pro rata based on our proportionate equity interest in the subsidiary making the payment. We were required to collect these tax payments and pay to the Mexican Government the amount of tax due on behalf of Desc and its subsidiaries calculated on a consolidated basis. We generally made payments in respect of each year early in the following year, after completion of our year-end audit. As a result of amendments to Mexican income tax law which became effective on January 1, 1999, each subsidiary now makes 40% of its income tax payments directly to the Mexican Government.

         In Mexico, each corporation is required to pay income tax for each year in an amount not less than 1.8% of the average value of its assets (subject to some adjustments), whether or not the corporation had taxable income for the year. Because we are entitled to apply this requirement on the basis of our consolidated taxable income, we generally have been able to reduce our consolidated tax liability below the aggregate amount of tax payments we have received from our subsidiaries, depending on how many subsidiaries made payment based on the minimum tax and the extent of consolidated taxable income compared to consolidated taxable assets. Any amount by which these tax payments to Desc exceeded our consolidated tax liability for any year was retained by Desc and therefore provided a source of cash at the parent company level. We refer to these excess payments as "refunds." These refunds and the Mexican tax system are addressed in notes 3 and 15 to the Financial Statements. With some exceptions, the amendments to the Mexican income tax laws that became effective on January

1, 1999, limit the extent to which we may reduce our consolidated tax liability by offsetting tax liabilities in some of our subsidiaries against tax losses in other subsidiaries, to 60% of our equity interest in the relevant subsidiaries. We do not expect these changes to have a significant impact on our results of operations and financial condition.

         Uses of funds. At the Desc level, we utilize cash primarily to pay taxes, service debt and pay dividends. During 1998, we received Ps. 1,549,896 in dividends from our subsidiaries, which we used to pay dividends to our stockholders totaling Ps.874,829 and to service debt. During 1997, we received Ps.1,080,346 in dividends from our subsidiaries, which we used to pay dividends to our stockholders totaling Ps.239,306 and to increase our cash position. The dividend policies of the entity proposing to pay the dividend may change at the discretion of its stockholders. In addition, general limitations under Mexican corporate law apply to the amount of dividends payable by each of Desc and our direct and indirect subsidiaries.

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

         In April 1998, Girsa entered into a five-year, $30 million revolving credit facility with a group of banks. Interest on this loan is payable quarterly. At December 31, 1999, Girsa had used all $30 million available to it. Girsa used the proceeds from this loan to repay short-term debt and fund capital expenditures.

         In May 1998, Unik entered into a three-year, $75 million trade finance facility with a group of banks. This loan is guaranteed by Unik's subsidiaries Spicer, S.A. de C.V., Moresa, S.A. de C.V. and Hayes Wheels de Mexico, S.A. de C.V. Principal on the loan is payable at maturity and interest is payable semi-annually. At December 31, 1999, Unik and its subsidiaries had borrowed all $75 million available to them.

         In December 1998, Desc entered into a $120 million credit facility, which matured on January 6, 2001. We used the proceeds from this loan to refinance short-term debt of Desc. The credit facility contained various affirmative and negative covenants, including restrictions on the payment of dividends by Desc, on the purchase, redemption or acquisition of Desc's capital stock by Desc and any subsidiary, and on the ability to enter into agreements that restrict the payment of dividends by Desc's subsidiaries to Desc. We repaid this facility in January 2000 with proceeds from the sale of our poultry business.

         In October 1999, Desc issued approximately Ps.850 million of UDI-denominated Medium Term Notes due 2006. These notes were our first issuance under a Ps.3 billion program structured by the Chase Manhattan Bank Mexico and authorized by the CNBV. UDIs are Unidades de Inversion or investment units, which are denominated in Pesos and adjusted periodically for inflation by Banco de Mexico, the Mexican Central Bank. These notes bear interest at a net rate of 9% and were rated "MAA" by Duffs and Phelps. We used the proceeds of this issuance to refinance short-term debt.

         As of December 31, 1999, our subsidiaries had outstanding short-term liabilities of $393.0 million, most of which was borrowed under unsecured revolving credit facilities provided by several Mexican and U.S. commercial banks. These facilities are predominantly Dollar-denominated and are payable within 30 to 364 days with interest rates which fluctuated during 1999 between 4.13% and 9.80% in Dollars and 15.60% and 20.25% in Pesos. As of December 31, 1999, our subsidiaries had approximately $365.0 million of available credit under these and similar facilities, in addition to the $339.0 million outstanding on that date. Since none of these facilities is committed, borrowings under them require the lenders' consent.

CAPITAL EXPENDITURES AND OTHER INVESTMENTS

         The following table lists our capital expenditures and other investments by business segment for the periods shown. Capital expenditures and other investments may include investments in or acquisitions of the capital stock of existing businesses.

                                                                            YEAR ENDED DECEMBER 31,
                                                          --------------------------------------------------------
                                                                 1997                1998                 1999
                                                                 ----                ----                 ----
                                                                                 (In millions)
Automotive Parts(1)..................................     Ps.       940.8     Ps.       932.0      Ps.       797.2
Petrochemicals                                                       65.6               249.2                963.9
Diversified Products.................................               307.5               208.2                125.5
Food(2)..............................................             1,167.4             2,209.7                708.5
Real Estate(3).......................................               406.5               899.3                561.4
Desc(4)..............................................                42.9                82.2                 28.4
                                                          ---------------     ---------------      ---------------
   Total.............................................     Ps.     2,930.7     Ps.     4,580.6      Ps.     3,184.9
                                                          ===============     ===============      ===============

----------
(1) For 1997, includes the acquisition of the heavy-duty transmissions business of Dana Corporation.
(2) For 1997, includes the acquisition of Corfuerte. For 1998, includes the acquisitions of ASF and Nair.
(3) Includes investments in real estate projects and investments in real estate for rent.
(4) Reflects the investment of Desc in Arcos Bosques Corporativo, an office complex developed by Dine.

ITEM 9A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Our business activities require that we hold or issue financial instruments, principally debt obligations, that expose us to market risk caused by movements in currency exchange rates and interest rates. To hedge these risks, we sometimes utilize derivative instruments. All financial instruments held by us are for purposes other than trading.

INTEREST RATE RISK.

         Our exposure to market risk associated with changes in interest rates relates primarily to debt obligations. Our policy is to manage our interest rate risk through a combination of fixed and floating rate debt issues. With respect to floating rate debt, we sometimes use interest rate swap contracts to reduce our interest rate exposure. Most of our debt is denominated in Dollars.

         The table below provides information as of December 31, 1999 about our financial instruments that are sensitive to changes in interest rates. For these debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The fair value of long-term debt is based on the quoted market prices for the same or similar issues, as well as on the present value of future cash flows. The rates used to discount the future cash flows of debt instruments are the London inter-bank offered rate or "LIBOR" and the Mexican CETES rates that match the remaining life of the instrument.

                                                                 EXPECTED MATURITY DATE
                                                                                                          1999             1998
                                                                                                          ----             ----
                                                                                               1999       FAIR     1998    FAIR
                                                                                               ----       ----     ----    ----
                                    2000      2001      2002      2003      2004  THEREAFTER   TOTAL     Value(5) TOTAL(5)Value(5)
                                    ----      ----      ----      ----      ----  ----------   -----      -----   -----    ----
                                                                 (Pesos in Millions)
FIXED RATE DEBT(1)
Dollar-denominated              Ps.2,927  Ps.  280  Ps.1,600  Ps.  489   Ps.  47    Ps.1,314   Ps.6,657 Ps.6,694  Ps.2,805 Ps.3,102
Weighted average interest rate      8.6%      7.9%      7.8%      7.2%      7.7%        8.7%
FLOATING RATE DEBT(2)
Dollar - denominated            Ps.  727  Ps.1,142  Ps.  380  Ps.  265   Ps.  35    Ps.   28   Ps.2,577 Ps.2,642  Ps.8,302 Ps.8,538
Weighted average interest rate(3)   7.9%      8.3%      8.8%      9.1%     10.8%       12.9%
Peso-denominated                Ps.  100  Ps.   14  Ps.    9  Ps.  8     Ps.   7    Ps.  893   Ps.1,031 Ps.1,034  Ps.  194 Ps.  202
Weighted average interest rate(4)  19.6%     20.8%     20.8%     20.3%     20.3%       21.3%
INTEREST RATEDERIVATIVES(6)
Variable to fixed swaps                             Ps.  265  Ps.  263                         Ps.  528 Ps.   (1) Ps.  695 Ps.  (22)
Average pay rate                                        6.5%      7.3%
Average receive rate                                    5.7%      5.8%
Variable to fixed knockout swaps                    Ps.  430                                   Ps.  430 Ps.   (0)
Average pay rate                                        5.6%
Average receive rate                                    5.7%
Average knockout rate                                   7.2%
Variable to fixed swap with collar                  Ps.  382                                   Ps.  382 Ps.   (0)
Average pay rate                                        5.8%
Average receive rate                                    5.4%
Cap rate                                                8.5%
Floor rate                                              4.9%
Variable to variable basket swap                    Ps.  143                                   Ps.  143 Ps.    0
Average Pay Rate 5.5% Average Receive Rate 5.2%

----------
(1)      Fixed interest rates are weighted averages as contracted by Desc.
(2) Floating interest rates are based on market rates as of December 31, 1999 plus the weighted average spread for Desc and its subsidiaries.
(3)      Market rates for Dollar-dominated debt are based on the LIBOR curve.
(4) Market rates for Peso-Denominated debt are based on the CETES and assume a flat yield curve because there is no long-term yield curve in Mexican pesos.
(5) For comparison purposes, amounts are based on 1998 figures plus the 1999 inflation factor.
(6) Fair value refers to accrued net interest expenses/income as of December 31, 1999.

                  FOREIGN EXCHANGE RISK.

         Our exposure to market risk associated with changes in foreign currency exchange rates relates primarily to our debt obligations which are denominated in Dollars, as shown in the interest risk table above. We currently utilize forwards and options contracts to hedge against unfavorable movements of the Peso against the Dollar.

                                                  2000                   Total               Fair Value
                                                  ----                   -----               ----------
                                                   (Pesos in millions, except for weighted averages)
FOREIGN EXCHANGE DERIVATIVES
Net-Forward Contracts                          Ps.  131                 Ps.  131                Ps.  (1)
   (Peso/Dollar)(1)
Weighted Average Fixed Exchange                     9.7
   Rate (Peso/Dollar)

Forward Contracts                              Ps.   33                 Ps.    33               Ps.  12
   (Deutsche Mark/Dollar)
Weighted Average Fixed Exchange                   1.814
   Rate (Deutsche Mark/Dollar)

Forward with Collar Contracts                  Ps.  334                 Ps.  334                Ps.  (8)
   (Peso/Dollar)
Weighted Average Strike Price                       9.7
Weighted Average Cap                               10.2
Weighted Average Floor                              9.0

-----------------------------------------
(1)      Net position includes compensated short and long contracts.

EQUITY RISK

         From time to time we buy back our own shares as part of a share repurchase program. Purchases may be made directly on the Mexican Stock Exchange or through over-the-counter derivative contracts. As of December 31, 1999, our equity derivatives position was as follows:

                                                    2000                   Total                Fair Value.
                                                    ----                   -----                -----------
                                                     (Pesos in millions, except for weighted averages)
EQUITY DERIVATIVES
   Short put option contracts on ADRs              75,873(1)                75,873               Ps.    (10)
   Weighted average strike price                   $ 31.303

   Short put option contracts on
      Desc B Shares                             5,550,000(1)             5,550,000               Ps.    (10)
   Weighted average strike price                  Ps.  1.006

   Long call spread contracts
      Desc B Shares                               750,000(1)               750,000               Ps.    0
   Weighted average long call
      strike price                                Ps.  1.165
   Weighted average short call
      strike price                                Ps.  1.535

-------------------------------------------
(1)    Number of units.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT

DIRECTORS

         Our board of directors is responsible for the management of our business. At their April 27, 2000 stockholders meeting, our stockholders adopted amendments to our bylaws which among other things, reduced the size of our board of directors and eliminated the positions of alternate director. As a result of these amendments, our board of directors is to be composed of no less than 5 and no more than 15 directors, as determined by our stockholders at their annual meeting. The holders of the Series A shares have the right to elect one more than half of the board of directors. Stockholders or groups of stockholders holding shares, including Series C shares, of any one class which represent at least 10% of our total equity capitalization have a right to elect one director of the relevant series per each 10% held. The holders of the Series B shares have the right to elect the remaining members of the board of directors. At their April 27, 2000 meeting, our stockholders set the size of our board of directors at 11 members. Since the holders of Series C shares as a group represent more than 10% of our total equity capitalization, one Series C director was elected at our 2000 general stockholders' meeting.

         The following table lists the principal occupation and period of service on the board of each of our directors elected at our last general stockholders' meeting, which took place on April 27, 2000. Except as indicated below, none of the directors or alternate directors holds any offices or positions in Desc.

                                                                 PRINCIPAL OCCUPATION                       FIRST
NAME OF DIRECTORS                                              AND POSITIONS WITH DESC                     ELECTED
-----------------                                              -----------------------                     -------
Series A  Directors:
-------------------
Fernando Senderos Mestre..................     Chairman of the Board and Chief Executive Officer of          1973
                                               Desc
Eneko de Belausteguigoitia Arocena........     Chairman of the Board of Elai, S.C.                           1973
Carlos Gomez y Gomez......................     Chairman of the Board of Grupo Financiero                     1973
                                               Santander Mexicano, S.A. de C.V.

Carlos Gonzalez Zabalegui.................     Chief Executive Officer of Controladora Comercial             1996
                                               Mexicana, S.A. de C.V.; Director of Grupo Financiero
                                               Banacci, S.A. de C.V. and Seguros Comercial America,
                                               S.A. de C.V.
Adolfo Patron Lujan.......................     Private investor                                              1982
Ernesto Vega Velasco......................     Secretary of the Board, Vice President                        1973
                                               and Chief Financial Officer of Desc


                                                                 PRINCIPAL OCCUPATION                       FIRST
NAME OF DIRECTORS                                              AND POSITIONS WITH DESC                     ELECTED
-----------------                                              -----------------------                     -------
Series B Directors:
------------------
Ruben Aguilar Monteverde..................     Private investor                                              1978
Alberto Bailleres Gonzalez................     Chairman of the Boards of Industrias Penoles, Grupo           1973
                                               Palacio de Hierro, S.A. de C.V., and Grupo Nacional
                                               Provincial, S.A. de C.V.
Valentin Diez Morodo......................     Executive Vice President of Grupo Modelo, S.A. de C.V.        1999
Federico Fernandez Senderos...............     Private investor                                              1993

Series C Director:
-----------------
Prudencio Lopez Martinez..................     Chairman of the Board of Cia. Molinera Mexicana, S.A.         1973
                                               de C.V.

         Fernando Senderos Mestre is the uncle of Federico Fernandez Senderos and the brother-in-law of Carlos Gomez y Gomez.

COMMITTEES OF THE BOARD OF DIRECTORS

         The amendments to our bylaws adopted by our stockholders at their April 27, 2000 meeting established 3 committees of our board of directors: an Evaluation and Compensation Committee, an Audit Committee, and a Finance and Planning Committee. Each of these committees is to be composed of no less than 3 and no more than 7 directors, as determined at the general stockholders meeting, plus Desc's examiner, who must attend meetings of the board and of each of its committees but may not vote at these meetings. See "--Examiner" below for more information about the Examiner's responsibilities. At their April 27, 2000 meeting, our stockholders set the size of the Evaluation and Compensation Committee and of the Audit Committee at 3 members each, and the size of the Finance and Planning Committee at 4 members.

         The duties of the Evaluation and Compensation Committee include recommending criteria to our Board for the selection and evaluation of the performance of our executive officers in accordance with general guidelines established by the Board, and analyzing the structure and amount of the compensation of our executive officers proposed by our CEO and making a recommendation to our Board. The current members of the Evaluation and Compensation Committee are Mrssrs. Adolfo Patron Lujan, Carlos Gonzalez Zabalegui, and Valentin Diez Morodo.

         The duties of the Audit Committee include recommending to our Board candidates to serve as our external auditors, the terms under which such candidates will serve and the scope of their audit; assisting our Board in its supervision of our external auditors' compliance with the terms of their engagement; acting as communication channels between our Board and our external auditors; ensuring the independence and objectivity of our external auditors; and reviewing our auditors' reports and letters and reporting the results of their review to the full Board. The current members of the Audit Committee are Mrssrs. Prudencio Lopez Martinez, Ruben Aguilar Monteverde, and Eneko de Belausteguigoitia Arocena.

         The duties of the Finance and Planning Committee include evaluating and, if applicable, recommending for approval to our Board the investment and financing policies proposed by our Chief Executive Officer, evaluating and recommending general guidelines for our strategic planning; opining as to the premises underlying our annual budget; overseeing the implementation of our budget and strategic plan; and identifying the risks to which our company is subject and evaluating our policies to manage those risks. The current members of the Finance and Planning Committee are Mrssrs. Fernando Senderos Mestre, Eneko de Belausteguigoitia Arocena, Carlos Gomez y Gomez, and Federico Fernandez Senderos.

         The board of directors has six regular meetings scheduled per year and each of the committees has two regular meetings scheduled per year.

EXECUTIVE OFFICERS

         The following table presents information concerning our executive officers:

                                                                                                             YEARS
                                                                                                             WITH
NAME                                    POSITION                                                             DESC
----                                    --------                                                             ----
Fernando Senderos Mestre..............  Chairman of the Board and Chief Executive Officer                       28
Ernesto Vega Velasco..................  Vice President and Chief Financial Officer                              29
Emilio Mendoza Saeb...................  Vice President (Automotive Parts)                                       32
Enrique Ochoa Vega....................  Vice President (Petrochemicals and Diversified Products)                 9
Vicente Cortina Bussutil..............  Vice President (Food)                                                    1
Andres Banos Samblancat...............  Vice President (Real Estate)                                            16
Eduardo Medina Mora Icaza.............  Planning and Corporate Relations Director                               10
Arturo D'Acosta Ruiz..................  Corporate Director (Treasury, Accounting, Tax & Internal                18
                                        Auditing)
Alberto Morett Lopez..................  Corporate Director (Administration and Human Resources)                  7
Pedro Piedras Ros.....................  Corporate Director of Control (Girsa and Dine)                          20
Agustin Rios Matence..................  Corporate Director of Control (Unik and food sector)                    23
Ramon F. Estrada Rivero...............  General Counsel                                                         10

         The following table presents information concerning the chief executive officers of our four principal sectors:

                                                                                                             YEARS
NAME                                      SUBSIDIARY (BUSINESS)                                            WITH DESC
----                                      ---------------------                                            ---------
Emilio Mendoza Saeb                       Unik (Automotive Parts)                                               32
Enrique Ochoa Vega                        Girsa (Petrochemicals and Diversified Products)                        9
Vicente Cortina Bussutil                  Agrobios (Food)                                                        1
Andres Banos Samblancat                   Dine (Real Estate)                                                    16

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

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

         For the year ended December 31, 1999, the aggregate compensation of all directors and officers of Desc, S.A. de C.V. as a group that was paid or accrued by us in that year for services in all capacities was approximately Ps.81,800. This group includes 36 directors, one examiner, one alternate examiner and 15 officers, 6 of whom were also directors. During the year ended December 31, 1999, we contributed approximately Ps.8,661 (in nominal Pesos) to a pension fund that covers the employees and the 15 executive officers of Desc, S.A. de C.V. Aside from this contribution, we did not set aside or accrue any other funds for pension, retirement or similar benefits for directors and executive officers as a group. Following the completion of each fiscal year, Desc in its sole discretion, awards cash bonuses in varying amounts to its executive employees. Most of these employees are entitled, if they so elected when the plan was adopted, to use their cash bonuses to purchase Desc shares from a trust to which we loaned funds in 1992 to enable it to purchase shares of our stock in the open market, at an amount equal to the trust's average cost basis in those shares. For 1999, the trust's average cost basis was Ps.8.00 per share (in nominal Pesos, not in thousands). In addition to the cash amount of his or her bonus, an employee purchasing shares from the trust may recognize income equal to the difference between the market price of the purchased shares at the time of purchase by the employee and the amount the employee paid to the trust for those shares. In 1999, Desc paid approximately Ps.7,000 as cash bonuses to its employees and the employees, in turn, purchased approximately 876,000 Desc shares from the trust. Based on the closing prices for the B Shares on December 31, 1999 of Ps. 7.80 per share, no income would be recognized by these employers as a result of those purchases. Fernando Senderos Mestre has voting control over the shares of Desc that are held by the trust.

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

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

         (a)  List of Financial Statements

                                                                                                             PAGE
                                                                                                             ----
Report of Arthur Andersen, independent public accountants........................................             F-1

Consolidated balance sheets as of December 31, 1998 and 1999.....................................             F-2

Consolidated statements of income for the years ended December 31,
  1997, 1998 and 1999............................................................................             F-3

Consolidated statements of stockholders' equity for the years
  ended December 31, 1997, 1998 and 1999.........................................................             F-4

Consolidated statements of changes in financial position for the
  years ended December 31, 1997, 1998 and 1999...................................................             F-5

Notes to consolidated financial statements.......................................................        F-6-F-28

Reports of independent public accountants other than
  Arthur Andersen................................................................................       F-29-F-34

         (b)  List of Exhibits

                  1.1. English translation of Registrant's bylaws, as amended on April 27, 2000.

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

Dated:  June 23, 2000

                                       Desc, S.A. de C.V.



                                       By: /s/  Ernesto Vega Velasco
                                           -------------------------------
                                       Name:  Ernesto Vega Velasco
                                       Title:  Chief Financial Officer

              Translation of a report originally issued in Spanish



To the Stockholders of

Desc, S.A. de C.V.:



We have audited the accompanying consolidated balance sheets of DESC, S.A. DE C.V. AND SUBSIDIARIES (all incorporated in Mexico and collectively referred to as the "Company") as of December 31, 1998 and 1999, and the related consolidated statements of income, stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of Agroken, S.A. de C.V., Aquanova, S.A. de C.V., Agrobios Corporativo, S.A. de C.V., Grupo Corfuerte, S.A. de C.V., Authentic Acquisition Corporation, Inc. (formerly Agrobios, S.A. de C.V. and subsidiaries), or Girsa, S.A. de C.V. and subsidiaries, which statements reflect total assets of 44% and 43% in 1998 and 1999, respectively and total revenues of 57%, 55% and 53% in 1997, 1998, and 1999, respectively, of the related consolidated totals. Those statements were audited by other auditors whose reports thereon have been furnished to us and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in Mexico, which are substantially the same as those followed in the United States. Those standards require that the audit be planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with accounting principles generally accepted in Mexico but do not conform with accounting principles generally accepted in the United States. A description of these differences and a complete reconciliation of consolidated net majority income and stockholders' equity to accounting principles generally accepted in the United States are set forth in Notes 19 and 20.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Desc, S.A. de C.V. and Subsidiaries as of December 31, 1998 and 1999, and the results of their operations, the changes in their stockholders' equity and the changes in their financial position for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in Mexico.


                                                                 ARTHUR ANDERSEN


Mexico, D.F.
March 24, 2000

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
          CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 1998 AND 1999
 EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (PS.) AND THOUSANDS OF U.S. DOLLARS ($)

                                                                               1998                1999                 1999
                                                                               ----                ----                 ----
A  S  S  E  T  S
----------------
CURRENT:
    Cash and cash equivalents                                             Ps.    1,133,017    Ps.    1,423,978     $        149,108
    Notes and accounts receivable                                                4,172,935           4,389,824              459,667
    Inventories                                                                  3,251,899           3,074,521              321,939
    Prepaid expenses                                                                74,755              77,735                8,140
    Assets available for sale                                                      334,917                   -                    -
    Technology funds                                                                     -             194,035               20,318
                                                                          ----------------    ----------------     ----------------
                  TOTAL CURRENT ASSETS                                           8,967,523           9,160,093              959,172

LAND HELD FOR DEVELOPMENT AND
    REAL ESTATE PROJECTS                                                         3,836,371           3,456,143              361,900

INVESTMENT IN SHARES                                                               141,269             387,750               40,602

PROPERTY, PLANT AND EQUIPMENT                                                   15,333,526          14,259,793            1,493,172

GOODWILL                                                                         1,722,391           1,497,645              156,822

OTHER ASSETS                                                                       927,319             892,735               93,480
                                                                          ----------------    ----------------     ----------------
                  TOTAL ASSETS                                            Ps.   30,928,399    Ps.   29,654,159     $      3,105,148
                                                                          ================    ================     ================

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

CURRENT:
    Bank loans and current portion of long-term debt                      Ps.    3,932,299    Ps.    3,754,586     $        393,150
    Notes and accounts payable to suppliers                                      1,957,713           1,894,877              198,416
    Other payables and accrued liabilities                                       1,395,160           1,078,663              112,949
    Income taxes and employee profit sharing                                       202,276             283,514               29,688
                                                                          ----------------    ----------------     ----------------
                  TOTAL CURRENT LIABILITIES                                      7,487,448           7,011,640              734,203

LONG-TERM DEBT                                                                   7,712,203           6,510,374              681,715

OTHER LONG-TERM LIABILITIES                                                         57,963              60,735                6,360
                                                                          ----------------    ----------------     ----------------
                  TOTAL LIABILITIES                                             15,257,614          13,582,749            1,422,278

STOCKHOLDERS' EQUITY:
    Capital stock                                                                9,139,026           9,138,846              956,947
    Paid-in surplus                                                              1,169,800           1,169,800              122,492
    Retained earnings                                                           16,956,976          18,731,017            1,961,362
    Reserve for repurchase of shares                                               285,848             175,460               18,373
    Cumulative effect of restatement                                           (15,817,381)        (17,708,339)          (1,854,276)
                                                                          ----------------- -------------------    -----------------
    Majority stockholders' equity                                               11,734,269          11,506,784            1,204,898
    Minority interest                                                            3,936,516           4,564,626              477,972
                                                                          ----------------  ------------------     ----------------
                  TOTAL STOCKHOLDERS' EQUITY                                    15,670,785          16,071,410            1,682,870
                                                                          ----------------  ------------------     ----------------
                  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY              Ps.   30,928,399  Ps.     29,654,159     $      3,105,148
                                                                          ================  ==================     ================

      The accompanying notes are an integral part of these balance sheets.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
             EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (PS.)
         AND THOUSANDS OF U.S. DOLLARS ($), EXCEPT PER SHARE INFORMATION

                                                                1997               1998                1999               1999
                                                                ----               ----                ----               ----
         NET SALES                                        Ps. 21,523,227     Ps. 24,023,679      Ps. 23,247,073     $    2,434,248

COST OF SALES                                                 15,671,403         17,308,430          16,754,864          1,754,436
                                                          --------------     --------------      --------------     --------------
           Gross profit                                        5,851,824          6,715,249           6,492,209            679,812

OPERATING EXPENSES:
  Administrative                                               1,641,863          1,657,230           1,787,559            187,178
  Selling                                                        956,079          1,592,773           1,643,751            172,121
                                                          --------------     --------------      --------------     --------------
                                                               2,597,942          3,250,003           3,431,310            359,299
                                                          --------------     --------------      --------------     --------------
           Operating income                                    3,253,882          3,465,246           3,060,899            320,513

COMPREHENSIVE FINANCIAL RESULT:
  Interest income                                                422,135            343,787             314,057             32,886
  Interest expense                                              (856,919)          (907,270)         (1,145,077)          (119,903)
  UDIS variation                                                       -                  -             (15,497)            (1,623)
  Exchange gain (loss)                                          (312,337)        (1,740,142)            360,895             37,790
  Gain on monetary position                                      810,630            979,897             895,434             93,762
                                                          --------------     --------------      --------------     --------------
                                                                  63,509         (1,323,728)            409,812             42,912
                                                          --------------     --------------      --------------     --------------
EQUITY IN ASSOCIATED COMPANIES AND
  UNCONSOLIDATED SUBSIDIARIES                                    (55,594)          (121,495)             42,661              4,467

impairment OF FIXED ASSETS                                       (29,554)           (34,636)           (202,586)           (21,213)

OTHER (EXPENSES) INCOME:
  Depreciation of inactive plant                                 (18,588)           (75,588)            (97,669)           (10,227)
  Amortization of goodwill                                        (8,621)           (46,318)            (34,026)            (3,563)
  Indemnity payments                                             (37,749)           (30,340)            (69,156)            (7,241)
  Income from the technology fund                                 45,194             49,616              57,462              6,017
  Contingencies                                                   (4,677)            (6,507)            (33,588)            (3,517)
  Other                                                           37,567             19,512             (44,429)            (4,652)
                                                          --------------     --------------      --------------     --------------
                                                                  13,126            (89,625)           (221,406)           (23,183)
                Income before provisions and profit
                   on the sale of subsidiaries                 3,245,369          1,895,762           3,089,380            323,496

PROVISIONS FOR:
  Income taxes                                                   347,403            412,275             714,392             74,804
  Asset tax                                                       80,217             79,236              62,530              6,548
  Employee profit sharing                                        102,460            140,659             138,438             14,496
  Effect of tax consolidation                                   (195,862)          (143,911)            (98,685)           (10,333)
                                                          --------------     --------------      --------------     --------------
                                                                 334,218            488,259             816,675             85,515
                                                          --------------     --------------      --------------     --------------

           Income before profit on the sale of                 2,911,151          1,407,503           2,272,705            237,981
           subsidiaries

PROFIT ON THE SALE OF SUBSIDIARIES                                     -            109,690             141,104             14,774
                                                          --------------     --------------      --------------     --------------
                Net consolidated income for the year      Ps.  2,911,151     Ps.  1,517,193      Ps.  2,413,809     $      252,755
                                                          ==============     ==============    ================     ==============
ALLOCATIOn of net consolidated income:
  Majority interest                                       Ps.  2,411,680     Ps.  1,038,742      Ps.  1,775,959     $      185,964
  Minority interest                                              499,471            478,451             637,850             66,791
                                                          --------------     --------------      --------------     --------------
                                                          Ps.  2,911,151     Ps.  1,517,193      Ps.  2,413,809     $      252,755
                                                          ==============     ==============      ==============     ==============
               Majority net income per share              Ps.       1.59     Ps.       0.69      Ps.       1.19     $        0.12
                                                          ==============     ==============      ==============     ==============
               Weighted average shares outstanding
                   (000's)                                     1,515,185          1,506,981           1,489,733          1,489,733
                                                          ==============     ==============      ==============     ==============

        The accompanying notes are an integral part of these statements.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
             EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (PS.)
                        AND THOUSANDS OF U.S. DOLLARS ($)

                               NUMBER OF     STOCKHOLDERS'EQUITY    PAID-IN
                                SHARES     HISTORICAL  RESTATEMENT  SURPLUS
                                ------     ----------  -----------  -------
BALANCE AS OF DECEMBER 31,
1996                         1,506,220,360  Ps.19,581 Ps.9,120,204 Ps.1,176,003

Increase in reserve for
repurchase of shares           -            -           -           -
Repurchase of shares            (5,790,000)       (76)         495        1,495
Dividends paid in shares        15,062,205        196           86  -
Dividends paid in cash         -            -           -           -
Net variation in minority
interest                       -            -           -           -
                               -----------  ----------  ----------  -----------
    Balance before
comprehensive income         1,515,492,565     19,701    9,120,785    1,177,498
Comprehensive income-
    Net consolidated income
for the year                   -            -           -           -
    Result from holding
nonmonetary assets             -            -           -           -
                               -----------  ----------  ----------  -----------
BALANCE AS OF DECEMBER 31,
1997                         1,515,492,565      19,701   9,120,785    1,177,498

Increase in reserve for
repurchase of shares           -            -           -           -
Repurchase of shares           (23,129,140)       (300)     (1,160)      (7,698)
Dividends paid in cash         -            -           -           -
Net variation in minority
interest                       -            -           -           -
                               -----------  ----------  ----------  -----------
    Balance before
comprehensive                1,492,363,425      19,401   9,119,625    1,169,800
      income
Comprehensive income-
    Net consolidated income
for the  year                  -            -           -           -
    Result from holding
nonmonetary assets             -            -           -           -
                               -----------  ----------  ----------  -----------
BALANCE AS OF DECEMBER 31,
1998                         1,492,363,425      19,401   9,119,625    1,169,800

Repurchase of shares           (13,629,000)       (177)         (3) -
                               -----------  ----------  ----------  -----------
    Balance before
comprehensive income         1,478,734,425      19,224   9,119,622    1,169,800
Comprehensive income-
    Net consolidated income
for the  year                  -            -           -           -
    Result from holding
nonmonetary assets             -            -           -           -
                               -----------  ----------  ----------  -----------
BALANCE AS OF DECEMBER 31,
1999                         1,478,734,425   Ps.19,224Ps.9,119,622 Ps.1,169,800
                              =================================================
BALANCE AS OF DECEMBER 31,
1998                         1,492,363,425   $   2,032   $ 954,935   $  122,492

Repurchase of shares           (13,629,000)        (19)         (1) -
                               -----------  ----------  ----------  -----------
    Balance before
comprehensive income         1,478,734,425       2,013     954,934      122,492
Comprehensive income-
    Net consolidated income
for the  year                  -            -           -           -
    Result from holding
nonmonetary assets             -            -           -           -
                               -----------  ----------  ----------  -----------
BALANCE AS OF DECEMBER 31,
1999                         1,478,734,425   $   2,013   $ 954,934   $  122,492
                               =================================================
Table continued...

                                            RESERVE  FOR      CUMULATIVE
                             RETAINED       REPURCHASE        EFFECT OF       MINORITY         STOCKHOLDERS'
                             EARNINGS       OF SHARES       RESTATEMENT      INTEREST          EQUITY
                             --------       ---------       -----------      --------          ------
BALANCE AS OF DECEMBER 31,
1996                     Ps.15,241,074        Ps. 60,000 Ps.(14,041,475)  Ps.2,476,507        Ps.14,051,894

Increase in reserve for
repurchase of shares          (340,000)          340,000     -               -                -
Repurchase of shares           (29,343)          (79,628)    -               -                     (107,057)
Dividends paid in shares          (282)      -               -               -                -
Dividends paid in cash        (239,306)      -               -                (221,857)            (461,163)
Net variation in minority
interest                      -              -               -                  54,199               54,199
                              ----------     -----------     ----------      ---------         ------------
    Balance before
comprehensive income          14,632,143         320,372    (14,041,475)     2,308,849           13,537,873
Comprehensive income-
    Net consolidated income
for the year                   2,411,680     -              -                  499,471            2,911,151
    Result from holding
nonmonetary assets            -              -               (1,629,772)       (91,398)          (1,721,170)
                              ----------     -----------     ----------      ---------         ------------
BALANCE AS OF DECEMBER 31,
1997                          17,043,823         320,372    (15,671,247)     2,716,922           14,727,854

Increase in reserve for
repurchase of shares            (200,000)        200,000     -               -                 -
Repurchase of shares             (50,760)       (234,524)    -               -                     (294,442)
Dividends paid in cash          (874,829)    -               -                (269,816)          (1,144,645)
Net variation in minority
interest                      -              -               -                 999,889              999,889
                              ----------     -----------     ----------      ---------         ------------
    Balance before
comprehensive                 15,918,234         285,848    (15,671,247)     3,446,995           14,288,656
      income
Comprehensive income-
    Net consolidated income
for the  year                  1,038,742     -               -                 478,451            1,517,193
    Result from holding
nonmonetary assets            -              -                 (146,134)        11,070             (135,064)
                              ----------     -----------     ----------      ---------         ------------
BALANCE AS OF DECEMBER 31,
1998                          16,956,976         285,848    (15,817,381)     3,936,516           15,670,785

Repurchase of shares              (1,918)       (110,388)    -               -                     (112,486)
                              ----------     -----------     ----------      ---------         ------------
    Balance before
comprehensive income          16,955,058         175,460    (15,817,381)     3,936,516           15,558,299
Comprehensive income-
    Net consolidated income
for the  year                  1,775,959     -               -                 637,850            2,413,809
    Result from holding
nonmonetary assets            -              -               (1,890,958)        (9,740)          (1,900,698)
                              ----------     -----------     ----------      ---------         ------------
BALANCE AS OF DECEMBER 31,
1999                       Ps.18,731,017      Ps.175,460 Ps.(17,708,339)  Ps.4,564,626        Ps.16,071,410
                           ================================================================================
BALANCE AS OF DECEMBER 31,
1998                          $1,775,599      $   29,932    $(1,656,270)    $  412,201           $1,640,921

Repurchase of shares                (201)        (11,559)    -               -                      (11,780)
                              ----------     -----------     ----------      ---------         ------------
    Balance before
comprehensive income           1,775,398          18,373     (1,656,270)       412,201            1,629,141
Comprehensive income-
    Net consolidated income
for the  year                    185,964     -               -                  66,791              252,755
    Result from holding
nonmonetary assets            -              -                 (198,006)        (1,020)            (199,026)
                              ----------     -----------     ----------      ---------         ------------
BALANCE AS OF DECEMBER 31,
1999                          $1,961,362      $   18,373    $(1,854,276)    $  477,972           $1,682,870
                           ================================================================================

        The accompanying notes are an integral part of these statements.

                DESC, S.A. DE C.V. AND SUBSIDIARIES CONSOLIDATED
               STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE
             YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999 EXPRESSED
                 IN THOUSANDS OF CONSTANT MEXICAN PESOS (PS.)AND
                          THOUSANDS OF U.S. DOLLARS ($)

                                                            1997              1998                1999               1999
                                                            ----              ----                ----               ----
OPERATIONS:
  Net consolidated income                                Ps.2,911,151     Ps.  1,517,193      Ps.  2,413,809     $      252,755
  Add (deduct)-Items which do not require (generate)
resources
    Depreciation and amortization                             882,071          1,046,801           1,045,434            109,469
    Depreciation of inactive plant                             13,322             62,921              71,876              7,526
    Impairment of fixed assets                                 29,554             34,636             202,586             21,214
    Capitalized comprehensive financial income (cost)           5,072           (123,804)            (62,849)            (6,581)
    Equity in associated companies and unconsolidated
        subsidiaries                                           55,594            121,495             (42,661)            (4,467)
    Amortization of goodwill                                    8,621             46,318              34,026              3,563
                                                         ------------     --------------      --------------     --------------
                                                            3,905,385          2,705,560           3,662,221            383,479
Changes in operating assets and liabilities-
  Notes and accounts receivable                              (808,933)          (152,869)           (301,435)           (31,564)
  Inventories                                                (727,784)           (58,904)           (113,331)           (11,867)
  Prepaid expenses                                            (40,656)               559             (21,501)            (2,251)
  Assets available for sale                               -                     (334,917)            334,917             35,070
  Technology funds                                        -                  -                      (194,035)           (20,318)
  Notes and accounts payable to suppliers, other payables
    and accrued liabilities                                  (170,359)            39,899            (173,497)           (18,167)
  Income taxes and employee profit sharing                    (13,763)           112,614             103,444             10,832
                                                         -------------    --------------      --------------     --------------
                                                           (1,761,495)          (393,618)           (365,438)           (38,265)
                                                         ------------     --------------      ---------------    ---------------
           Resources generated by operations                2,143,890          2,311,942           3,296,783            345,214

INVESTMENTS:
  Land acquisition                                        -                      (96,528)        -                 -
  Cost of land sold                                            90,981            247,735             206,446             21,617
  Investment in real estate projects                         (148,203)          (403,615)           (364,206)           (38,137)
  Cost of real estate projects sold                           177,036            144,615              83,349              8,728
  Shares of associated companies and unconsolidated
    subsidiaries                                               (7,420)           (75,109)           (229,782)           (24,061)
  Sale of shares of Campi                                 -                  -                       938,951             98,319
  Cash and cash equivalents of Campi                      -                  -                       (58,933)            (6,171)
  Purchase of shares of Corfuerte                            (834,248)       -                   -                  -
  Cash and cash equivalents of Corfuerte                        4,871        -                   -                  -
  Sale of shares of Inmobiliaria Cecore                        19,244        -                   -                  -
  Purchase of shares of Authentic Specialty Foods (ASF)   -                   (1,658,919)        -                  -
  Sale of shares of ASF and Corfuerte                     -                      486,372         -                  -
  Cash and cash equivalents of ASF                        -                       91,735         -                  -
  Purchase of shares of Nair Industrias                   -                     (284,166)        -                  -
  Cash and cash equivalents of Nair Industrias            -                       29,936         -                  -
  Purchase of shares of Canada de Santa Fe                -                     (132,282)        -                  -
  Acquisition of property, plant and equipment             (1,713,743)        (1,793,812)         (2,590,926)          (271,301)
  Net book value of retirements                                53,144            179,616              97,551             10,215
  Investment in real estate held for rent                    (231,978)          (257,792)        -                  -
  Other assets                                               (451,045)            21,439              15,557              1,629
                                                         -------------    --------------      --------------     --------------
           Resources applied to investments                (3,041,361)        (3,500,775)         (1,901,993)          (199,162)
Financing:
  Variation in short-term bank loans and current portion
    of long-term debt                                        (553,014)           523,176          (1,031,067)          (107,965)
  Proceeds from long-term debt                              3,581,862          2,120,463           2,387,844            250,036
  Payments of principal of long-term debt                    (764,737)        (1,444,317)         (1,512,744)          (158,403)
    pesos
                                                             (659,495)         1,006,631            (835,376)           (87,474)
  Dividends paid                                             (239,306)          (874,829)        -                  -
  Dividends paid to minority stockholders of subsidiaries    (221,857)          (269,816)        -                  -
  Repurchase of shares                                       (107,057)          (294,442)           (112,486)           (11,779)
                                                         -------------    ---------------     ---------------    ---------------
  Net cash generated by (applied to) financing activities   1,036,396            766,866          (1,103,829)          (115,585)
                                                         ------------     --------------      ---------------    ---------------

  Net increase (decrease) in cash and cash equivalents        138,925           (421,967)            290,961             30,467
  Balance at beginning of year                              1,416,059          1,554,984           1,133,017            118,641
                                                         ------------     --------------      --------------     --------------
  Balance at end of year                                 Ps.1,554,984     Ps.  1,133,017      Ps.  1,423,978     $      149,108
                                                         ============     ==============      ==============     ==============
SUPPLEMENTAL CASH FLOW DISCLOSURES:
  Income and Asset taxes paid                            Ps.  374,298     Ps.    635,947      Ps.    436,430     $       45,699
                                                            ---------        -----------         -----------      -------------
  Employee profit sharing paid                           Ps.   63,812     Ps.     85,740      Ps.     90,543     $        9,481
                                                            ---------        -----------         -----------      -------------
  Interest paid                                          Ps.  892,647     Ps.    968,563      Ps.    798,481     $.      83,611
                                                            ---------        -----------         -----------       ------------

 The accompanying notes are an integral part of these consolidated statements.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 1997, 1998 AND 1999
             EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (PS.)
            AND THOUSANDS OF U.S. DOLLARS ($), EXCEPT EXCHANGE RATES


1.    PRINCIPAL ACTIVITIES:

The Company is the controlling stockholder of a group of companies that engage mainly in the manufacture and sale of autoparts, petrochemicals, diversified products and food. It is also engaged in the acquisition, sale, development and leasing of real estate.

On December 21, 1999, the Company sold its shares of Grupo Campi, S.A. de C.V. (Campi), its subsidiary engaged in the production and sale of poultry, as well as the production and sale of balanced food for animals, to Industrias Bachoco, S.A. de C.V. This transaction generated a gain, net of income taxes, of Ps.141,104.

Below is a summary of the most relevant information of Campi as of December 31, 1998 and 1999:


                                  BALANCE SHEET

                                            1998               1999
                                            ----               ----

              Total assets             Ps.   1,777,368    Ps.   1,608,858
                                       ===============    ===============
              Total liabilities        Ps.     572,316    Ps.     572,523
                                       ===============    ===============
              Stockholders' equity     Ps.   1,205,052    Ps.   1,036,335
                                       ===============    ===============


                                INCOME STATEMENT

                                            1998               1999
                                            ----               ----

              Net sales                Ps.   2,040,735    Ps.   2,155,207
                                       ===============    ===============
              Cost of sales            Ps.   1,605,981    Ps.   1,699,123
                                       ===============    ===============
              Operating expenses       Ps.     294,652    Ps.     296,256
                                       ===============    ===============
              Net income               Ps.     162,817    Ps.     169,931
                                       ===============    ===============

2.    BASIS OF PRESENTATION:

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Mexico ("Mexican GAAP"), which may not conform with the accounting principles generally accepted in the United States of America ("US GAAP") as explain in Note 19. A reconciliation between Mexican GAAP and US GAAP is presented in Note 20.

The amounts in U.S. dollars shown in the accompanying financial statements were calculated based on the figures in constant Mexican pesos as of December 31, 1999 translated at the exchange rate in effect as of such date of Ps.9.55 per U.S. dollar. The interim monthly statements of income produced by Desc for internal reporting purposes are presented in nominal Mexican pesos translated at the average exchange rates of each of the months reported and, therefore, differ from the accompanying financial statements.

Certain amounts in the consolidated financial statements at December 31, 1997 and 1998 have been reclassified in order to conform them to the presentation of the consolidated financial statements at December 31, 1999.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1997, 1998 AND 1999

                                   (CONTINUED)


3.    SIGNIFICANT ACCOUNTING POLICIES:

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

The significant accounting policies followed by the companies are as follows:

COMPREHENSIVE INCOME-

Beginning in 1999, the items that comprise "comprehensive income" are presented in the statement of changes in stockholders' equity, as required by revised International Accounting Standard ("IAS") No. 1. The retroactive effect of this presentation is reflected in the stockholders' equity of prior years.

Comprehensive income is comprised of the net income for the period plus any gains or losses that according to specific regulations are presented directly in stockholders' equity, such as the gain or loss from holding nonmonetary assets.

RECOGNITION OF THE EFFECTS OF INFLATION-

The Company and its subsidiaries follow the accounting policies established in Bulletin B-10 and its amendments and, accordingly, the financial statements have been restated in terms of the purchasing power of the Mexican peso as of December 31, 1999.

BASIS OF CONSOLIDATION-

The consolidated financial statements include those subsidiaries in which the Company owns capital stock and has administrative control. All significant intercompany transactions and balances have been eliminated. The Company's principal subsidiaries are:

                                                           1998      1999
                                                           ----      ----
           Unik, S.A. de C.V. ("Unik")                    99.9%      99.9%
           Girsa, S.A. de C.V. ("Girsa")                  99.9%      99.9%
           Dine, S.A. de C.V. ("Dine")                    99.9%      99.9%
           Agrobios, S.A. de C.V. ("AGROBIOS")            99.9%        -
           Agroken, S.A. de C.V.                            -        99.9%
           Aquanova, S.A. de C.V.                           -        99.9%
           Agrobios Corporativo, S.A. de C.V.               -        99.9%
           Grupo Corfuerte, S.A. de C.V.                    -        77.9%
           Authentic Acquisition Corporation, Inc.          -        81.3%

During an Extraordinary General Stockholders' Meeting held on December 8, 1999, the stockholders decided to merge the subsidiary, Agrobios, S.A. de C.V., with Desc, S.A. de C.V. (Desc), with Desc surviving as the merging company. Therefore, since that date, Agroken, S.A. de C.V., Aquanova, S.A. de C.V., Agrobios Corporativo, S.A. de C.V., Grupo Corfuerte, S.A. de C.V. and Authentic Acquisition Corporation, Inc. are direct subsidiaries of Desc.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1997, 1998 AND 1999

                                   (CONTINUED)

In accordance with Bulletin B-15 issued by the Mexican Institute of Public Accountants, which became effective on January 1,1998, the local currency financial statements of independently operated foreign subsidiaries are restated based on the inflation rate of the countries in which they operate and are then translated into Mexican pesos at the exchange rate prevailing at yearend. The financial statements of foreign subsidiaries whose operations are an integral part of the Mexican companies are translated into Mexican pesos as follows:

o Monetary assets and liabilities at the exchange rate in effect at yearend
o Nonmonetary assets and liabilities and paid-in capital at the exchange rate prevailing at the date the transactions occurred
o Income and expense items at the weighted average exchange rate of the period, except for those related to nonmonetary assets and liabilities
o The resulting translated amounts are restated using factors derived from the NCPI

The participation in net income and changes in equity or consolidation of those subsidiaries that were acquired or sold has been included in the financial statements since or up to the date on which the transactions took place and were restated in terms of purchasing power of the Mexican peso as of December 31, 1999.

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

LAND HELD FOR DEVELOPMENT AND REAL ESTATE PROJECTS-

Undeveloped land represents territorial reserves which, together with developed land and ongoing and completed projects, are considered as inventories, since they are held for sale. They are recorded at acquisition, development and construction costs, and restated in U.S. dollars based on the NCPI of the United States and the market exchange rate for the purpose of showing values in accordance with the current situation of the real estate market.

Had the NCPI been used to restate land held for development, developed land and real estate projects, their net value at December 31, 1998 and 1999 would have increased by Ps.224,374 and Ps.784,107, respectively and the cost of land sold at December 31, 1997, 1998 and 1999 by Ps.8,068, Ps.38,338 and Ps8,038,
respectively. During 1997 and 1999 the Company did not capitalize any integral cost of financing.

During 1998 the Company capitalized the integral cost of financing on debt used to finance real estate projects in progress in addition to their construction and development costs. The amount capitalized was Ps.71,225 and is restated at yearend using the NCPI.

INVESTMENT IN SHARES-

The investment in shares is recorded under the equity method except for the participation in Grupo Financiero Santander Mexicano, S.A. de C.V. (Santander) which is recorded at market value as of December 31, 1999, (equivalent to Ps.4.50 per share).

                       DESC, S.A. DE C.V. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1997, 1998 AND 1999

                                   (CONTINUED)

PROPERTY, PLANT AND EQUIPMENT-

Property, plant and equipment are recorded originally recorded at their cost of acquisition and/or construction and restated following the accounting policies established in Bulletin B-10 and its amendments, using the following methods:

1)       Changes in the NCPI for all assets acquired in Mexico.
2) Imported machinery and equipment acquired in Mexico or abroad were restated by applying to their original cost in foreign currency, the inflation rate of their country of origin and the yearend exchange rates of the respective currencies, without exceeding their realizable value.

Had the restatement of all property, plant and equipment been calculated using the NCPI, the net value of fixed assets as of December, 31, 1998 and 1999 would have increased by Ps.1,201,786 and Ps.1,297,711, respectively, and depreciation charged to income for 1997, 1998 and 1999 would have increased by Ps.59,481, Ps.81,903 and Ps.108,607, respectively.

The companies follow the practice of capitalizing the comprehensive financing result on debt used to finance construction in progress and the installation of equipment, until the equipment is ready for production. During 1997, 1998 and 1999 the comprehensive financing result capitalized was Ps. (5,072), Ps.123,804 and Ps.62,849, respectively.

Depreciation of property, plant and equipment is calculated using the straight-line method applied to month-end balances based on the utilization of the assets and the estimated remaining useful lives.

IMPAIRMENT OF FIXED ASSETS-

The amounts shown in the accompanying statement of income correspond basically to the reduction in value of property and equipment of some productive facilities in the food and autoparts businesses, in order to reflect their current realizable value.

GOODWILL-

The goodwill resulting from acquisitions made in excess of book value, is amortized over the period in which the benefits from the investment will be realized.

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

Until 1998, certain subsidiaries took the immediate deduction of investments in fixed assets and real estate projects for tax purposes which resulted in a substantial reduction of the income and asset tax provisions of prior years. The deferred income tax effect of these items will be recorded in 2000, in accordance with new Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", as mentioned in Note 4.

Based on the authorization granted by the Ministry of Finance, the Company prepares its income and asset tax returns on a consolidated basis, including all subsidiaries which comply with the characteristics established for controlled companies. The tax benefit in consolidation is recognized as income in the year in which the consolidated tax return is filed.

EMPLOYEE SEVERANCE BENEFITS-

Under Mexican labor law, the subsidiaries with employees are liable for separation payments to employees terminating under certain circumstances. The related indemnity payments are charged to results in the period in which they are made.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1997, 1998 AND 1999

                                   (CONTINUED)

The liabilities for seniority premiums, pensions and retirement payments are recorded through annual contributions to irrevocable trust funds, calculated using actuarial calculations based on the projected-unit credit method, using real interest rates.

The liability being accrued at present value will cover the obligation from benefits projected to the estimated retirement date of the Company's employees.

The subsidiaries have established irrevocable trust funds to cover the accrued employee benefits. The contributions made in 1997, 1998 and 1999, based on actuarial computations, were Ps.28,253, Ps.24,628 and Ps.36,644. The Company follows the funding recommendations of its actuaries. At December 31, 1999, the balances of these funds amount to Ps.769,017. The assets of the trusts consist of stock traded in the Mexican Stock Market (32.64%), the majority of which is represented by the Company's common shares, and certain fixed-rate investments (67.36%).

The number and series of common shares of the Company held by the trusts at December 31, 1999 was as follows:

              Series A                          53,106,865
              Series B                           1,899,745
              Series C                           3,997,000
                                                ----------
                                                59,003,310
                                                ----------

The market value of the shares of the Company held at December 31, 1999 was Ps.620,890. During 1999, the trusts purchased 29,064,950 shares and sold 18,502,000 shares of the Company's stock.

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

REVENUE AND EXPENSE RESTATEMENT-

Revenues and expenses associated with monetary items are restated from the month in which they arise through yearend, based on factors derived from the NCPI. Costs and expenses associated with nonmonetary items are restated through yearend, as a function of the restatement of the nonmonetary asset which is being consumed or sold.

COMPREHENSIVE FINANCIAL RESULT-

This represents the net effect of interest earned and incurred, exchange gains and losses and the gain or loss from monetary position, which is the result of maintaining monetary assets and liabilities whose real purchasing power is modified by the effects of inflation.

Foreign currency transactions are recorded at the exchange rate effective at the time the transactions are carried out and foreign currency denominated assets and liabilities are adjusted to the exchange rate effective at yearend.

EARNINGS PER SHARE-

The Company determined its earnings per share based on the majority net income and the weighted-average number of shares outstanding during the years.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1997, 1998 AND 1999

                                   (CONTINUED)


4.    NEW ACCOUNTING PRINCIPLE:

The new Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing" became effective on January 1, 2000, for all companies in Mexico.

This Bulletin requires that the comprehensive deferred effects (assets or liabilities) applicable to the cumulative temporary differences between the book and tax basis of assets and liabilities be recognized. Deferred employee profit sharing will be calculated only for the temporary differences of the year, whose turnaround period can be determined.

The initial effect of this new Bulletin amounts to Ps.2,755,629 as of December 31, 1999. This effect will be recognized as a long-term liability in 2000, and will affect retained earnings. The Company's cash flows will not be affected by the application of this new accounting principle.

5.    CASH AND CASH EQUIVALENTS:

Cash and cash equivalents consist of the following:

                                                                              1998               1999
                                                                              ----               ----
              Cash                                                       Ps.     151,607    Ps.     126,003
              Unsecured short-term investments at fixed rates of
                  interest with maturities less than 3 months                    981,410          1,297,975
                                                                         ---------------    ---------------
                                                                         Ps.   1,133,017    Ps.   1,423,978
                                                                         ===============    ===============

6.    NOTES AND ACCOUNTS RECEIVABLE:

Notes and accounts receivable include:

                                                                              1998               1999
                                                                              ----               ----
              Trade                                                      Ps.   3,704,585    Ps.   3,576,941
              Less- Allowance for doubtful accounts                               71,384             75,363
                                                                         ---------------   ----------------
                                                                               3,633,201          3,501,578
              Other accounts receivable                                          539,734            888,246
                                                                         ---------------    ---------------
                                                                         Ps.   4,172,935    Ps.   4,389,824
                                                                         ===============    ===============

7.    INVENTORIES:

Inventories consist of the following:

                                                                            1998                1999
                                                                            ----                ----
             Finished goods and work in process                         Ps.   1,747,163    Ps.   1,553,048
             Raw materials, supplies and other                                1,510,757          1,524,369
                                                                        ---------------    ---------------
                                                                              3,257,920          3,077,417
             Less- Allowance for slow-moving items                               27,555             34,160
                                                                        ---------------    ---------------
                                                                              3,230,365          3,043,257
             Advances to suppliers                                               21,534             31,264
                                                                        ---------------    ---------------
                                                                        Ps.   3,251,899    Ps.   3,074,521
                                                                        ===============    ===============


                       DESC, S.A. DE C.V. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1997, 1998 AND 1999

                                   (CONTINUED)

8.    TECHNOLOGY FUNDS:

The companies of Unik have a trust fund with Banco Santander Mexicano, S.A., as trustee to earmark funds for research and development of technology for the companies. The contributions during 1998 and 1999 amounted to Ps. 15,926 and Ps. 136,378, respectively, and withdrawals from the trust amounted to Ps.39,415 and Ps.160,196 respectively, mainly as a result of the acquisition of technology for machinery and equipment. At December 31, 1998 and 1999, the fund amounted to Ps. 195,984 and Ps. 194,035, respectively.

In 1999, the technology fund was classified as a current asset since the plans for the development of technology in 2000 include investments similar to the overall amount of the fund.

9.    LAND HELD FOR DEVELOPMENT AND REAL ESTATE PROJECTS:

Land held for development and real estate projects are as follows:

                                                                            1998                1999
                                                                            ----                ----
             Land held for development                                  Ps.   2,003,811    Ps.   1,602,286
             Real estate projects in progress                                 1,428,571          1,531,554
             Real estate for sale                                               100,512             75,997
             Developed land                                                     271,063            204,073
             Advances to contractors                                             25,583             30,510
             Other                                                                6,831             11,723
                                                                        ---------------    ---------------
                                                                        Ps.   3,836,371    Ps.   3,456,143
                                                                        ===============    ===============

10.   PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment include:
                                                                            1998                1999
                                                                            ----                ----
             Buildings and installations                                Ps.   6,641,594    Ps.   6,099,560
             Machinery and equipment                                         15,319,656         13,122,238
             Transportation equipment                                           524,534            269,475
             Furniture and office equipment                                     334,802            308,425
             Real estate for rent                                               646,414            653,748
             Other                                                              283,121            845,588
                                                                        ---------------    ---------------
                                                                             23,750,121         21,299,034
             Less- Accumulated depreciation                                  11,114,430          9,407,716
                                                                        ---------------    ---------------
                                                                             12,635,691         11,891,318
             Projects in progress                                             1,340,794          1,211,083
             Land                                                             1,357,041          1,157,392
                                                                        ---------------    ---------------
                                                                        Ps.  15,333,526    Ps.  14,259,793
                                                                        ===============    ===============

The annual depreciation rates are as follows:

             Buildings and installations                                         1.40% to 31.46%
             Machinery and equipment                                             3.09% to 35.00%
             Transportation equipment                                            7.00% to 25.00%
             Furniture and office equipment                                      3.00% to 69.00%
             Real estate for rent                                                     2.5%
             Other                                                               4.58% to 58.00%


                       DESC, S.A. DE C.V. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1997, 1998 AND 1999

                                   (CONTINUED)


11.   TRANSACTIONS AND BALANCES IN FOREIGN CURRENCY:

The Company and its subsidiaries valued their foreign currency denominated assets and liabilities, represented mainly by US dollars, at the exchange rates effective at December 31, 1998 and 1999 of Ps.9.9395 and Ps.9.55 per US dollar, respectively, because it is expected to use foreign currency denominated assets to settle foreign currency denominated liabilities.

As of December 31, 1998 and 1999, the foreign currency position was as follows:

                                                                            1998                1999
                                                                            ----                ----
             Assets                                                     $       275,569    $       362,852
             Liabilities-
             Current-
                 Non-interest bearing                                           112,608            148,881
                 Interest bearing                                               323,944            382,618
                                                                        ---------------    ---------------
                                                                                436,552            531,499
             Long-term                                                          675,195            584,281
                                                                        ---------------    ---------------
                                                                              1,111,747          1,115,780
                                                                        ---------------    ---------------
                 Net liability position in foreign currency             $       836,178    $       752,928
                                                                        ===============    ===============

During the years ended December 31, 1997,1998 and 1999, the Company and its subsidiaries had the following transactions in foreign currency which were translated to Mexican pesos at the exchange rate in effect at the date of each transaction:

                                                                            1997                1998               1999
                                                                            ----                ----               ----
             Direct export sales                                        $      506,389     $       596,850     $      559,816
             Indirect export sales under agreement                             181,581             140,326            254,941
             Sales of foreign subsidiaries                               -                          85,159            118,333
                                                                        --------------     ---------------     --------------
                                                                               687,970             822,335            933,090
             Less- Purchases of inventories                                   (492,041)           (512,850)          (491,221)
                       Purchases and expenses of foreign                 -                         (70,939)           (84,251)
                                                                        --------------     ---------------     --------------
             subsidiaries
                                                                              (492,041)           (583,789)          (575,472)
                                                                        --------------     ---------------     --------------
                                                                               195,929             238,546            357,618
                                                                        --------------     ---------------     --------------
             Interest earned                                                       360                 580              1,804
             Less- Interest expense                                            (54,403)            (58,780)           (37,034)
                                                                        ---------------    ----------------    ---------------
                                                                               (54,043)            (58,200)           (35,230)
                                                                        ---------------    ----------------    ---------------
             Technical support                                                  (5,008)             (4,839)           (11,199)
                                                                        ---------------    ----------------    ---------------

                     Net                                                $      136,878     $       175,507     $      311,189
                                                                        ==============     ===============     ==============

As of March 24, 2000, the date of issuance of these financial statements, the unaudited foreign exchange position was similar to that at yearend, and the exchange rate was Ps.9.17 per US dollar.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1997, 1998 AND 1999

                                   (CONTINUED)

12.   BANK LOANS AND LONG-TERM DEBT:

Banks loans and long-term debt are as follows:

                                                             1998                                            1999
                                                             ----                                            ----
                                                           INTEREST                                        INTEREST
                                           MATURITY          RATE           AMOUNT         MATURITY          RATE        AMOUNT
                                           --------          ----           ------         --------          ----        ------
Syndicated credit-
    DESC    $  120 million                     -              -          Ps.-                2001          Variable   Ps. 1,146,000
Medium-term promissory notes-
    DESC 324 million UDIS                      -              -            -                 2006           9.00%           865,491
International Finance Corporation-
  GIRSA   $  146.28 million              1999 to 2006      Variable          1,730,407   2000 to 2006      Variable       1,396,963
Credit contracts-
  GIRSA   $  65 million                      2000          Variable            725,654       2000          Variable         620,750
  GIRSA   $  30 million                      2003         Libor + 1%           334,917       2003         LIBOR + 1%        286,500
  GIRSA   $  15 million                        -              -            -                 2002          Variable         143,250
Secured bonds-
  DINE     $  135 million                    2007           8.75%            1,674,587       2007           8.75%         1,289,250
Secured syndicated credits-
   UNIK   $  75 million                      2001         Libor + 1%           837,294       2001         LIBOR + 1%        716,250
   UNIK   $  24.22 million                   2002           6.49%              349,454       2002           6.49%           231,288
   UNIK   $  27.59 million                   2003           7.34%              382,472       2003           7.34%           263,463
Other loans payable in-
     Mexican pesos                       1999 to 2003      Variable            214,524   2000 to 2003      Variable          93,078
     Foreign currency                    2000 to 2007      Variable          2,365,996   2000 to 2007      Variable       1,687,210
                                                                           -----------                                -------------
                                                                             8,615,305                                    8,739,493
Less- Current portion                                                         (903,102)                                  (2,229,119)
                                                                           -----------                                --------------
                                                                         Ps. 7,712,203                                Ps. 6,510,374
                                                                         =============                                =============
Long-term debt maturities are as follows:


             2001                                                       Ps.   1,566,867
             2002                                                             1,900,557
             2003                                                               753,509
             2004                                                                85,652
             2005 and thereafter                                              2,203,789
                                                                        ---------------
                                                                        Ps.   6,510,374
                                                                        ===============
The current portion of long-term debt and short-term bank loans are as follows:

                                                                            1998                1999
                                                                            ----                ----
             Current portion of long-term debt                          Ps.     903,102    Ps.   2,229,119
             Other loans payable in-
                 Mexican pesos                                                    9,947             72,502
                 Foreign currency                                             3,019,250          1,452,965
                                                                        ---------------    ---------------
                                                                        Ps.   3,932,299    Ps.   3,754,586
                                                                        ===============    ===============

                       DESC, S.A. DE C.V. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1997, 1998 AND 1999

                                   (CONTINUED)


On January 14, 1999, Desc signed a syndicated loan contract for $120 million, for a two-year term at LIBOR plus 375%. The proceeds from the loan were used to pay short-term debt. This loan has restrictions similar to those of the secured bonds and a restriction on the payment of dividends in 1999, with which the Company complied.

In October 1999, the Company issued medium-term promissory notes equivalent to 324 million Units of Investment (UDIS). The value of the UDI as of December 31, 1999 was 2.671267 so the value of the promissory notes was Ps.865,491. The notes bear interest quarterly at 9% and mature in 2006. There are no restrictions on the notes. The resources generated were used to pay short-term debt.

The credit contract with International Finance Corporation (IFC), whereby granted to GIRSA a financing for $155 million, is comprised as follows:

-     Loan  A, for $30 million
-     Loan  B, for $40 million
-     Loan  C, for $10 million
- Loan D is a revolving loan through the issuance of commercial paper represented by a maximum unpaid amount of $75 million

At December 31, 1998 and 1999, a total of $155 million and $146.28 million, respectively, has been disposed.

Repayment of loans A, B and C will be made through equal semi-annual installments, beginning on August 15, 1999, during five, four and seven-year terms, respectively. Loan D will be repaid in full no later than August 14, 2002 in accordance with the amended agreement dated June 4, 1999.

Interest on the loans will be paid semiannually at the following rates:

                       LOAN                           RATES
                       ----                           -----

                      A and C                     LIBOR + 2.125%
                         B                        LIBOR + 2.0%


Additionally, loan C requires the payment of additional annual interest calculated at 1% of the consolidated operating margin (operating income less consolidated financial expense of GIRSA) with a maximum limit set.

Interest on Loan D is determined in accordance with the discount rate of the issuance of commercial paper plus the commission on the unused line of credit equivalent to 1.25%, until June 4, 1999 and 2.65% from June 4, 1999 to the maturity date, in accordance with the amended agreement as of such date.

There are certain covenants for Girsa and its subsidiaries, which have been complied with, of which the most significant are:

-     Limitation as to the existence of liens
-     Disposals of property, plant and equipment
-     Current ratio of at least 1
- Debt to equity ratio (total liabilities divided by total liabilities plus equity) not higher than 0.60
- Consolidated short-term debt may not exceed 20% of net sales for the previous year

                       DESC, S.A. DE C.V. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1997, 1998 AND 1999

                                   (CONTINUED)


During 1999, GIRSA entered into loan agreement to finance long-term (3 years) transactions whereby it received financing in the amounts of $65 million, of which, $35 million are based on committed and revolving credit and $30 million, which include global payment at maturity. Interest rates range between LIBOR plus 0.8% and LIBOR plus 1.5%

During 1998, GIRSA signed into credit contracts for long-term operations (5 years) in which it received financing of $30 million, including global payment at the maturity dates and quarterly payments of interest at LIBOR plus 1.0%.

The financing establishes restrictions for GIRSA and its subsidiaries, which in all cases have been met, the most important of which are similar to those of the IFC loan.

On October 9, 1997 DINE placed long-term guaranteed bonds on the international markets due October 9, 2007. Some of the obligations and restrictions of the bonds are as follows:

-        Specific restrictions on new liens on fixed assets.

- Limitations on the acquisition of new debt when the adjusted interest coverage ratio is less than 2.25. At yearend, the ratio was 3.86.

- Limitations regarding dividend payments, share distributions, repurchase of shares and/or any other form of capital reductions in cash. Such payments may be made only when:

1. No event of default under the established obligations of the issue has occurred.

2. Payments do not exceed the cumulative amount of majority consolidated income of DINE (not considering the effects of inflation). The cumulative amount shall be computed from January 1, 1998 through the date on which any payment is made. Such amount shall be multiplied by .5, and $50 million will be added. The result shall represent the Company's dividend payment capacity. In case the cumulative amount is negative, an aggregate payment of $30 million may be made over the term of the issue.

On May 19, 1998 UNIK signed a guaranteed syndicated credit of $75 million, payable in one installment in year 2001, bearing interest at LIBOR plus 1.0% in the first year and LIBOR plus 1% and Libor plus 1/8% in the subsequent two years, respectively. This loan is guaranteed by the subsidiaries of Unik (Spicer, S.A. de C.V., Moresa, S.A. de C.V. and Hayes Wheels de Mexico, S.A. de C.V.).

As part of its debt restructuring, Spicer entered into syndicated loan agreements amounting to $100 million, secured by its export sales. As of December 31, 1999, outstanding amounts were $24.22 million and $27.59 million. These loans are linked to a long-term export contract with Dana Corporation (minority stockholder of Spicer), whereby Dana agrees to purchase sufficient amounts to generate the resources necessary to pay the loan installments.

These loans are payable in semi-annual installments that began on June 6 and September 11, 1996, respectively, over a seven-year period, bearing variable interest rates at LIBOR plus 0.50%. In addition, Spicer entered into two swaps for the same amounts and terms of these loans, to secure fixed interest rates, after taxes, of 6.49% and 7.34%, respectively.

The fair value of the interest rate swaps is estimated based on quoted market prices to terminate the related contracts at the reporting date. As of December 31, 1998 and 1999 the fair value of the interest rate swaps was estimated to be a loss (income) of $1,992 and $(100), respectively. Spicer does not anticipate canceling these contracts and expects them to expire as originally contracted.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1997, 1998 AND 1999

                                   (CONTINUED)

13.   EMPLOYEE BENEFITS:

The employee benefit obligation relates to the pension plan, which will cover the pension and seniority premiums due upon retirement. The amount resulting from the actuarial calculations prepared by external actuaries is being funded using the projected unit credit method. Below is a breakdown of this obligation as of December 31, 1998 and 1999:

                                                                                            1998                 1999
                                                                                            ----                 ----
              Projected benefit obligation (PBO)                                       Ps.     698,102      Ps.     784,755
              Plan assets at fair value                                                        795,690              769,017
                                                                                       ---------------      ---------------
                  Funded status                                                                 97,588              (15,738)
                  Unrecognized transition obligation                                          (299,573)            (289,350)
                  Unrecognized variances in assumptions                                        295,186              417,102
                                                                                       ---------------      ---------------
              Net projected benefit obligation under Mexican GAAP                               93,201              112,014
                  Fund withdrawals                                                              56,864               45,578
                                                                                       ----------------     ---------------
              Net projected benefit obligation under US GAAP                           Ps.     150,065      Ps.     157,592
                                                                                       ================     ===============
As of December 31, 1998 and 1999, the amount accrued exceeds the obligation for present services (equivalent to the PBO without projecting the salaries to the date of retirement) by Ps.220,089 and Ps.147,841, respectively.

The cost of employee benefits is as follows:
                                                                      1997                1998               1999
                                                                      ----                ----               ----
              Service cost                                       Ps.      36,639      Ps.      44,583    Ps.      45,305
              Amortization of transition liability                        (6,836)             (22,031)           (14,792)
              Amortization of variances in assumptions                      (759)                  37              5,318
              Financial cost                                              26,501               31,990             35,282
                                                                 ---------------      ---------------    ---------------
                                                                          55,545               54,579             71,113
              Less- Actual return on plan assets                         (53,909)             (65,337)           (55,127)
                                                                 ----------------     ----------------   ----------------
              Net result for the period under Mexican
                 GAAP                                                      1,636              (10,758)            15,986
              Amortization of fund withdrawals                            (6,820)              (7,713)            (5,274)
                                                                 ----------------     ----------------   ----------------
              Net result for the period under US
                 GAAP                                            Ps.      (5,184)     Ps.     (18,471)   Ps.      10,712
                                                                 ================     ================   ===============

Interest rates utilized in the actuarial calculations were as follows:

                                                                      1997                1998               1999
                                                                      ----                ----               ----
              Investment return rate                                   7%                  7%                 7%
              Interest rate                                            5%                  5%                 5%
              Salary increase rate                                    1.5%                1.5%               1.5%

The changes in the projected benefit obligation are as follows:

                                                                                            1998                 1999
                                                                                            ----                 ----
              Beginning balance                                                        Ps.     572,474      Ps.     698,102
                  Service cost                                                                  44,583               45,305
                  Financial cost                                                                31,990               35,282
                  Actuarial gain                                                                49,055                6,066
                                                                                       ---------------      ---------------
              Ending balance                                                           Ps.     698,102      Ps.     784,755
                                                                                       ===============      ===============

                       DESC, S.A. DE C.V. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1997, 1998 AND 1999

                                   (CONTINUED)

The changes in the net projected liability were as follows:

                                                                      1999                1998
                                                                      ----                ----
              Beginning balance                                  Ps.      73,686      Ps.      93,201
                  Provision for the year                                  10,758              (15,986)
                  Actuarial gain                                           3,012                5,342
                  Contributions to the fund                                6,878               36,644
                  Payments for the reduction of personnel                 (1,133)              (7,187)
                                                                 ---------------      ---------------
              Ending balance                                     Ps.      93,201      Ps.     112,014
                                                                 ===============      ===============

The changes in the fund were as follows:

                                                                      1999                1998
                                                                      ----                ----
              Beginning balance                                  Ps.   1,117,583      Ps.     795,690
                  Contributions                                            6,878               36,644
                  Variation of fund assets                              (327,638)             (56,130)
                  Payments for the reduction of personnel                 (1,133)              (7,187)
                                                                 ----------------     ----------------
              Ending balance                                     Ps.     795,690      Ps.     769,017
                                                                 ===============      ===============

The amortization periods are as follows:

                                                                                     REMAINING YEARS
                                                                                     ---------------
              Transition liability                                                       18 to 21
              Variances in assumptions                                                   21 to 28

14.   STOCKHOLDERS' EQUITY:
                  As of December 31, 1999 the capital stock is represented by:

                                                                           SHARES              AMOUNT
                                                                           ------              ------
             Fixed portion-
                Nominative Series "A" shares (without withdrawal rights and which must represent at least 51%
                    of the shares with voting rights)                       612,147,900    Ps.       7,958
             Variable portion-
                Nominative Series "B" shares (with withdrawal
                    rights and which may not represent more than
                    49% of the shares with voting rights)                   550,606,760              7,158
                Series "C" shares (with voting restrictions)                315,979,765              4,108
                                                                        ---------------    ---------------
                                                                          1,478,734,425    Ps.      19,224
                                                                        ===============    ===============

Series "A" and "B" shares may only be acquired by Mexican citizens or Mexican entities with an exclusion clause for foreign investors. Series "C" shares may be freely subscribed.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1997, 1998 AND 1999

                                   (CONTINUED)


Dividends from earnings generated until 1999 are not subject to income taxes, as long as they are paid from "Net taxable income" (UFIN). Dividends not paid from UFIN are subject to a 34% income tax. Beginning in 1999, dividends paid to individuals or foreign residents will be subject to income tax withholding at an effective rate ranging from 7.5% to 7.7%, depending on the year in which the earnings were generated. In addition, if earnings for which no corporate tax has been paid are distributed, the tax must be paid upon distribution of the dividends. Consequently, the Company must keep a record of earnings subject to each tax rate.

15.   INCOME TAX BASIS:

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

Asset taxes are computed at an annual rate of 1.8% on the average of the majority of restated assets (except investments) less certain liabilities, and the tax is paid only to the extent that it exceeds the income taxes of the period. Any required payment of asset taxes may be credited against the excess of income taxes over asset taxes of the preceding three and the following ten years.

Employee profit sharing has been determined based on the individual results of each operating company, rather than on a consolidated basis.

The principal differences between the tax expense and the income taxes provisions are the following:

                                                                              1997               1998                1999
                                                                              ----               ----                ----
       Tax expense at statutory rate                                      Ps.   1,103,425    Ps.     644,563    Ps.   1,081,283
       Permanent differences-
         Gain on monetary position                                               (266,844)          (373,662)          (225,365)
         Inflationary component                                                   299,535            214,907            232,407
         Non-deductible items                                                      85,906             79,482             85,866
         Non-taxable income                                                      (105,451)           (98,982)           (72,329)
         Income (loss) related to subsidiaries subject to the
           simplified tax system                                                 (135,758)           (25,483)             1,050
         Tax effect in sale of shares                                                   -                  -            (90,941)
         Other                                                                    (63,553)           136,201            (50,493)
                                                                          ---------------    ---------------    ---------------
                                                                                 (186,165)           (67,537)          (119,805)
                                                                          ---------------    ---------------    ---------------
       Temporary differences-
         Depreciation                                                            (111,409)          (103,907)            21,770
         Cost of sales versus purchases, labor and overhead                      (245,821)           (30,208)          (151,248)
         Reserves                                                                  (6,744)             7,743             59,661
         Equity in unconsolidated subsidiaries                                      1,014             19,933                  -
         Tax loss carryforward                                                     54,696             93,356            193,310
         Other                                                                    (56,137)           (53,115)           (42,672)
                                                                          ---------------    ---------------    ----------------
                                                                                 (364,401)           (66,198)            80,821
                                                                          ---------------    ---------------    ---------------
                                                                                  552,859            510,828          1,042,299
       Amortization of tax loss carryforwards                                    (205,457)           (98,553)          (327,907)
                                                                          ---------------    ---------------    ----------------
         Income tax provision                                             Ps.     347,402    Ps.     412,275    Ps.     714,392
                                                                          ===============    ===============    ===============


                       DESC, S.A. DE C.V. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1997, 1998 AND 1999

                                   (CONTINUED)


16.   SUMMARY FINANCIAL DATA BY BUSINESS SEGMENT:

The presentation below sets forth certain financial information regarding Desc's industry segments: autoparts, petrochemicals, diversified products, food and real estate. Intersegment transactions have been eliminated.

Total assets by industry are those assets that are used in the operations in each industry segment. Corporate assets are principally cash and long-term investments.

                                                                                                                        Provision
                                                  Net                               Depreciation                           for
                           Net     Operating   Consolidated   Total      Capital       and       Interest    Interest     Income
         1997             Sales     Income       Income      Assets     ExpendituresAmortization Expenses     Income       Taxes
         ----             -----     ------       ------      ------     ------------------------ --------     ------       -----
Autoparts (UNIK)      Ps.8,805,289Ps.1,322,226Ps.1,098,650 Ps.9,589,700Ps.940,825  Ps.416,232  Ps.179,493  Ps.62,382   Ps.143,457
Petrochemicals (GIRSA)   4,147,670     794,553     694,803    4,286,244    65,606     182,092     227,294     64,907      100,395
Food                     4,200,624     548,305     551,953    4,066,491 1,167,450     152,949      93,987     39,796       26,867
Real Estate (DINE)         496,000     126,811      84,411    4,991,600   406,450      18,915     119,932      6,932      (17,162)
Other (GIRSA)            3,850,703     496,007     303,601    2,661,750   307,504      99,531     106,963     30,545       92,438
Corporate (DESC)            22,941    (34,020)     177,733    1,457,560    42,886      25,674     129,250    217,573        1,407
                       ----------- ----------- -----------  ----------- --------- ----------- ----------- ----------  -----------
                     Ps.21,523,227Ps.3,253,882Ps.2,911,151Ps.27,053,345Ps.2,930,721Ps.895,393  Ps.856,919 Ps.422,135   Ps.347,402
                       =========== =========== ===========  =========== ========= =========== =========== =========== ===========

                                                                                                                        Provision
                                                  Net                               Depreciation                           for
                           Net     Operating   Consolidated   Total      Capital       and       Interest    Interest     Income
         1998             Sales     Income       Income      Assets     ExpendituresAmortization Expenses     Income       Taxes
         ----             -----     ------       ------      ------     ------------------------ --------     ------       -----
Autoparts (UNIK)     Ps.9,982,242 Ps.1,520,842 Ps.762,199 Ps.10,409,628 Ps.932,038  Ps.554,299  Ps.210,736  Ps.71,256   Ps.197,402
Petrochemicals (GIRSA)  3,839,191      683,152    179,838     4,967,167    249,215     193,063     158,185     50,640       59,331
Food                    5,436,032      489,569    250,018     6,562,293  2,209,681     202,545     203,615     55,625       51,145
Real Estate (DINE)        821,747      293,986     (1,741)    6,039,075    899,302      26,781     197,819     29,374        2,142
Other (GIRSA)           3,921,768      511,907     132,840    2,707,037    208,248     104,591      74,440     23,830       98,840
Corporate (DESC)           22,699      (34,210)    194,039      243,199     82,068      28,443      62,475    113,062        3,415
                       ----------- ----------- -----------  ----------- --------- ----------- ----------- ----------  -----------
                     Ps.24,023,679Ps.3,465,246Ps.1,517,193Ps.30,928,399Ps.4,580,552Ps.1,109,722Ps.907,270  Ps.343,787  Ps.412,275
                       =========== =========== ===========  =========== ========= =========== =========== =========== ===========

                                                                                                                        Provision
                                                  Net                               Depreciation                           for
                           Net     Operating   Consolidated   Total      Capital       and       Interest    Interest     Income
         1999             Sales     Income       Income      Assets     ExpendituresAmortization Expenses     Income       Taxes
         ----             -----     ------       ------      ------     ------------------------ --------     ------       -----
Autoparts (UNIK)      Ps.9,961,962Ps.1,589,610Ps.1,161,777Ps.10,081,639Ps.797,237  Ps.578,600  Ps.199,084  Ps.82,215   Ps.352,232
Petrochemicals           3,325,424     386,296     471,196    4,875,082   963,885     204,783     126,825     36,722      224,964
(GIRSA)
Food                     5,482,269     371,840     183,201    5,156,895   708,496     181,574     321,855     40,302       68,502
Real Estate (DINE)         804,385     283,439     287,935    5,962,359   561,388      38,992     193,063     37,816       42,891
Other (GIRSA)            3,645,854     471,799     197,387    2,726,650   125,472      89,706     122,823     11,181       25,317
Corporate (DESC)            27,179     (42,085)    112,313      851,534    28,436      23,655     181,427    105,821          486
                       ----------- ----------- -----------  ----------- --------- ----------- ----------- ----------  -----------
                     Ps.23,247,073Ps.3,060,899Ps.2,413,809Ps.29,654,159Ps.3,184,914Ps.1,117,310Ps.1,145,077Ps.314,057  Ps.714,392
                       =========== =========== ===========  =========== ========= =========== =========== =========== ===========

17.   FINANCIAL INSTRUMENTS:

As of December 31, 1999 the book value of the long-term bonds issued by Dine is $135 million and its fair value is $120.9 million.

18.   SUBSEQUENT EVENTS:

a) On January 21, 2000, GIRSA entered into a debt contract with IFC for $105 million and made its first draw against the loans for $53 million at LIBOR plus 3.75% or its equivalent. The loans will be paid in equal semiannual installments beginning on March 15, 2003 through September 15, 2009. The restrictions on this financing are similar to those of the Company's other previous loans.

b) On January 14, 2000, DESC fully paid the Syndicated Credit obtained on January 14, 1999 by $120 million with maturity date on January 14, 2001. The resources were obtained from the sale of Campi.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1997, 1998 AND 1999

                                   (CONTINUED)


19.   DIFFERENCES BETWEEN MEXICAN AND US GAAP:

The consolidated financial statements of the Company are presented on the basis of generally accepted accounting principles in Mexico ("Mexican GAAP") which may do not conform with generally accepted accounting principles in the United States ("US GAAP").

Note 20 presents a reconciliation of net income and stockholders' equity to US GAAP. However, this reconciliation to US GAAP does not include the reversal of the restatement of the financial statements to comprehensively recognize the effects of inflation, as required under Mexican GAAP Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information," as amended. The application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and US accounting purposes.

The principal differences between Mexican GAAP and US GAAP are described below together with an explanation, where appropriate, of the method used in the determination of the adjustments that affect net income and stockholders' equity.

RESTATEMENT OF PRIOR YEAR FINANCIAL STATEMENTS:

As explained in Note 3), in accordance with Mexican GAAP, the financial information for foreign subsidiaries of prior years was restated using the inflation rate of the country in which the foreign subsidiary is located, then translated at the year-end exchange rate of the Mexican peso. This procedure results in the presentation of prior year amounts in the purchasing power of the respective currencies as of the end of the latest year presented.

Under U.S. GAAP, the financial information for foreign subsidiaries of prior years must be restated in constant units of the reporting currency, the Mexican peso, which requires the restatement of such prior year amounts using the inflation rate of Mexico.

Accordingly, a reconciling item for the difference in methodologies of restating prior year balances is included in the GAAP reconciliation of net majority income and stockholders' equity. Additionally, all other U.S. GAAP adjustments affected by the use of the B-15 methodology have been determined based on the U.S. GAAP methodology described above.

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

In accordance with Mexican GAAP, the reduction in current and long-term debt due to restatement in constant Mexican pesos and unrealized exchange gains and losses on liabilities are presented in the statement of changes in financial position as a resource used by financing activities and the gain from monetary position is presented as a component of operating activities. Under US GAAP, Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows," does not provide guidance with respect to inflation-adjusted financial statements and requires presentation of a statement of cash flows. The following presents a reconciliation of the resources generated by (applied to) operating, investing and financing activities under Mexican GAAP to the resources generated by (applied to) such activities under US GAAP:

                       DESC, S.A. DE C.V. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1997, 1998 AND 1999

                                   (CONTINUED)

                                                                            1997                1998               1999
                                                                            ----                ----               ----

      Resources generated by operations under Mexican GAAP              Ps.   2,143,890    Ps.   2,311,942     Ps.   3,296,783
      Inflationary effects                                                     (810,630)          (979,897)           (895,434)
      Exchange loss                                                             200,315          1,939,500            (369,305)
      Net book value of retirements                                              53,144            179,616              97,551
                                                                        ---------------    ---------------     ---------------
          Resources generated by operations under US GAAP               Ps.   1,586,719    Ps.   3,451,161     Ps.   2,129,595
                                                                        ===============    ===============     ===============

      Resources applied to investing activities under Mexican GAAP      Ps.  (3,041,361)   Ps.  (3,500,775)    Ps.  (1,901,993)
      Retirements of property, plant and equipment                              (53,144)          (179,616)            (97,551)
      Restatement of investment                                                 621,629            271,875             110,384
                                                                        ---------------    ---------------     ---------------
          Resources applied to investing activities under US GAAP       Ps.  (2,472,876)   Ps.  (3,408,516)    Ps.  (1,889,160)
                                                                        ================   ================    ================

      Resources generated by (applied to) financing activities
       under Mexican GAAP                                               Ps.   1,036,396    Ps.     766,866     Ps.  (1,103,829)
      Inflationary effects                                                      189,001            708,022             785,050
      Exchange loss                                                            (200,315)        (1,939,500)            369,305
                                                                        ----------------   ----------------    ---------------
          Resources generated by (applied to) financing activities
              under US GAAP                                             Ps.   1,025,082    Ps.    (464,612)    Ps.      50,526
                                                                        ===============    ===============     ===============

DEFERRED INCOME TAXES AND EMPLOYEE PROFIT SHARING-

The Company adopted Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes" for US GAAP reconciliation purposes. The objective of this pronouncement is to recognize the deferred assets and liabilities that arise from all the temporary differences between the book and tax basis of the assets and liabilities for future tax purposes.

The principal temporary differences that generated the deferred tax liability, in accordance with US GAAP, were the deduction of purchases for tax purposes, versus cost of sales for financial statement purposes, differences in the depreciation indexes used for book and tax purposes and recognition of tax loss carry forwards as deferred taxes.

The tax effects of temporary differences that generated deferred tax liabilities (assets) under SFAS No. 109 are as follows:

                              DEFERRED INCOME TAXES
                              ---------------------

                                                                            1998                1999
                                                                            ----                ----
             Fixed assets                                               Ps.   2,266,888    Ps.   2,467,494
             Inventories                                                      1,398,896          1,444,115
             Reserves                                                           (89,991)           (49,088)
             Investment in Santander                                           (261,530)          (311,925)
             Payments for rights to enter into lease agreements                   2,603                  -
             Tax loss carryforwards                                                   -           (323,037)
             Recoverable asset taxes                                            (12,603)           (53,674)
             Other                                                               21,497             36,468
             Less-Allowance for doubtful prepaid income taxes                   261,530            311,925
                                                                        ---------------    ---------------
                                                                        Ps.   3,587,290    Ps.   3,522,278
                                                                        ===============    ===============

                       DESC, S.A. DE C.V. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1997, 1998 AND 1999

                                   (CONTINUED)

Employee profit sharing is subject to the future consequences of temporary differences in the same manner as income taxes. The deferred effects not recorded under Mexican GAAP are included in the reconciliation of Mexican to US GAAP. Additionally, for US GAAP purposes, employee profit sharing must be classified as an operating expense.



                        DEFERRED EMPLOYEE PROFIT SHARING
                        --------------------------------

                                              1998                1999
                                              ----                ----

             Fixed assets                 Ps.     662,770    Ps.     628,358
             Inventories                          198,368            202,714
             Reserves                             (27,370)           (11,677)
             Unrealized exchange losses           (34,861)           (32,997)
             Other                                 41,019             49,432
                                          ---------------    ---------------
                                          Ps.     839,926    Ps.     835,830
                                          ===============    ===============

COST OF PENSION PLANS AND OTHER EMPLOYEE BENEFITS-

Under Mexican GAAP, the requirement to record liabilities for employee benefits using actuarial computations is substantially the same as under Statement of Financial Accounting Standards No. 87 ("SFAS No. 87"), "Employers' Accounting for Pensions". The Company's external actuaries have prepared a study of pension costs under US GAAP (see Note 13).

The Company has no post-retirement health care insurance or other benefit plans, other than the pension plans referred to in Note 13. Therefore, Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Post-retirement Benefits other than Pensions", and Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Post-employment Benefits", would have no effect on the Company's financial position.

During 1992, the Company withdrew Ps.209,497 from plan assets covering pension and seniority premiums for employees of certain subsidiaries, as the plans were overfunded. The amount of the withdrawal was recorded as income under Mexican GAAP, however, for purposes of SFAS No.87, the amount must be amortized over the average remaining working life of the employees, which is approximately 17 years.

MINORITY INTEREST-

Under Bulletin B-8 of Mexican GAAP, minority interest in subsidiaries must be included as a component of stockholders' equity. Consequently, unlike US GAAP, minority interest in the income of subsidiaries is not presented as an expense in the statement of income. Under US GAAP, minority interest in subsidiaries is shown below liabilities on the balance sheet and is not included in stockholders' equity.

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

                       DESC, S.A. DE C.V. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1997, 1998 AND 1999

                                   (CONTINUED)

LAND HELD FOR DEVELOPMENT-

Undeveloped and developed land of the real estate business are considered as inventories, since they are held for sale. In 1999, they were restated in U.S. dollars using the inflation rate of the U.S.. Under US GAAP, these assets and the corresponding cost of land sold during the year would be restated using the NCPI.

PROPERTY, PLANT AND EQUIPMENT-

Since 1997, the Company restated its fixed assets of foreign origin based on the internal inflation rate of the country of origin and the period end exchange rate. Under US GAAP, these fixed assets would be restated using the NCPI.

SALE OF SUBSIDIARIES, PLANT CLOSINGS AND ABANDONMENT OF ASSETS-

Under Mexican GAAP, certain costs of plant closings were deferred and amortized over a three-year period. In addition, certain assets not in use and expected to be disposed were depreciated over their normal useful lives. Under US GAAP, the costs associated with the sale or closing of a plant, and any estimated impairment in value of the assets or loss on sale must be recorded as an expense as soon as it can be estimated. Therefore, in the reconciliation of net income and stockholders' equity, these costs and writedowns are adjusted and are reflected in the results of the year in which they can be estimated.

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

Under US GAAP, the amounts received as "up-front" payments must be amortized to income over the terms of the lease agreements, which average three years.

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

GOODWILL OF CANADA DE SANTA FE-

During 1998, DINE acquired 10% of the shares of Canada de Santa Fe, S.A. de C.V. As a result of this acquisition, a goodwill of Ps.72,878 was generated, which will be amortized proportionally to the sales of the "Bosques de Santa Fe" project. Under US GAAP purchase accounting, goodwill of Ps.75,645 resulted, which will be amortized over the same term.

NEGATIVE GOODWILL-

In September 1997, AGROBIOS acquired 94.3% of the shares of ("CORFUERTE"), a company engaged in the manufacturing and distribution of processed food. The book value (substantially equivalent to the fair value of the net assets acquired as a result of inflation accounting) exceeded the cost of the shares by Ps.8,513, which will be amortized to income over five years using the straight-line method. Under US GAAP purchase accounting, after considering the deferred tax asset not recorded under Mexican GAAP for the subsidiary, the

                       DESC, S.A. DE C.V. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1997, 1998 AND 1999

                                   (CONTINUED)

excess of the book value over the cost of the shares was Ps.322,649, which was offset against the fair value of the fixed assets acquired and will be recognized in income as a reduction of the related depreciation.

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

CAPITALIZED PREOPERATING EXPENSES-

Under Mexican GAAP, AGROBIOS and some subsidiaries of UNIK capitalized preoperating expenses related to the shrimp business and a new product line, respectively, by Ps.81,237 in 1998. Such expenses will be amortized over the term in which these business are fully operational. Under US GAAP, such expenses are charged to income.

OTHER PRONOUNCEMENTS-

In view of the simple capital structure of the Company, Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings per Share", does not have any impact on the calculation of net majority income per share under US GAAP.

Beginning in 1998, Statement of Financial Accounting Standards No. 130 ("SFAS No.130"), "Reporting Comprehensive Income", which requires the presentation of comprehensive income under US GAAP, went into effect. Note 20 d) presents a reconciliation of net majority income under US GAAP to comprehensive income under US GAAP, in which the main reconciling item is the effect of restatement (result of holding non-monetary assets), therefore, the accumulated other comprehensive income will be included in the cumulative effect of restatement in the financial statements.

Statement of Financial Accounting Standards No.131 ("SFAS No.131"), "Disclosures About Segments of an Enterprise and Related Information" requires to report the basis of reporting financial information for internally evaluating segment performance. Since the Company uses Mexican GAAP for internal reporting, no additional disclosures are required to comply with this new US accounting bulletin.

EFFECT OF NEWLY ADOPTED ACCOUNTING STANDARDS-

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 is presently scheduled to go into effect in the year 2001. This new standard will require recognition of all derivatives on the balance sheet as either assets or liabilities and the measurement of such instruments at their fair value. Changes in the fair value of the derivatives will be recognized currently in earnings, unless specific hedge accounting criteria are met. Gains and losses on derivative hedging instruments must be recorded in either other comprehensive income or current earnings, depending on the nature of the instrument. Mexican Bulletin C-2 "Financial Instruments," was issued in December 1999 by the Mexican Accounting Principles Commission and will also become effective in 2001. Bulletin C-2 also requires recognition of all derivatives on the balance sheet as either assets or liabilities and the measurement of such instruments at their fair value. However, the Mexican standard will require that all gains and losses on derivative hedging instruments be recorded in currents earnings, regardless of the nature of the instrument. The Company plans to adopt these new standards when they become mandatory. The Company has certain derivative financial instruments as described in Note 12; however, there can be no assurance that the Company will continue to invest in derivative financial instruments in the future. As a result, the impact that the adoption of SFAS No. 133 and Bulletin C-2 may have on the Company's financial statements is not known at this time.

CONVENIENCE STATEMENTS-

U.S. dollar amounts shown in the financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos, as a matter of arithmetic computation only, at the rate quoted by Banco de Mexico for December 31, 1999 of Ps.9.55 per U.S. dollar. Such translation should not be construed as a representation that the Mexican peso amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other exchange rate.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1997, 1998 AND 1999

                                   (CONTINUED)


20.   RECONCILIATION OF MEXICAN GAAP TO US GAAP:

A)     RECONCILIATION OF NET MAJORITY INCOME-

                                                                1997               1998               1999              1999
                                                                ----               ----               ----              ----
NET INCOME:
Net income applicable to majority interest under
   Mexican GAAP                                             Ps.  2,411,680     Ps.  1,038,742      Ps.  1,775,959    $      185,964

US GAAP adjustments:
    Deferred income taxes                                       (1,113,081)          (765,398)           (343,043)          (35,921)
    Deferred employee profit sharing                              (289,156)           (46,316)            (91,941)           (9,627)
    Capitalized exchange loss net of gain on
monetary                                                             5,397            (55,400)             21,362             2,237
       position
    Goodwill of TREMEC                                              (1,224)                 -                   -                 -
    Goodwill of POLIFOS                                             (2,850)                 -               3,365               352
    Goodwill of Canada de Santa Fe                                       -             (2,768)                  -                  -
    Full absorption costing                                       (100,226)            22,541             (43,421)           (4,547)
    Payments received for rights to enter into lease
       agreements                                                      433             (2,045)                351                37
    Write-down of fixed assets                                      34,090                 45                 624                65
    Additional depreciation on foreign origin fixed
       assets restated using NCPI method                           (59,480)           (22,422)            (26,704)           (2,796)
    Restatement of cost of land sold using NCPI                     (8,068)           (38,338)             (8,038)             (842)
        method
    Reduction in depreciation expense of                            34,198             (3,569)             14,519             1,521
        corfuerte
    Withdrawal of pension fund assets and                            6,820              7,713               5,274               552
        amortizationof gains under SFAS No.87
    Capitalization of preoperating expenses                              -             (8,525)               (679)              (71)
    Effects of tax consolidation                                  (193,869)           154,470            (133,377)          (13,966)
    Effects of inflation accounting on US GAAP
        adjustments                                                479,497            747,908             500,860            52,446
    Effects on minority interest of US GAAP
         adjustments                                               161,039            263,743             (85,502)           (8,953)
                                                            --------------     --------------      --------------    ---------------
                                                                (1,046,480)           251,639            (186,350)          (19,513)
                                                            ---------------    --------------      --------------    --------------
Net income under US GAAP                                    Ps.  1,365,200     Ps.  1,290,381      Ps.  1,589,609    $      166,451
                                                            ==============     ==============      ==============    ==============

Weighted average shares outstanding   (000's)
                                                                 1,515,185          1,506,981           1,489,733         1,489,733
                                                            ==============     ==============      ==============    ==============
Net income per share under US GAAP                           Ps.      0.90     Ps.      0.86       Ps.        1.07   Ps.       0.11
                                                            ==============     ==============      ==============    ==============

                       DESC, S.A. DE C.V. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1997, 1998 AND 1999

                                   (CONTINUED)

B)     RECONCILIATION OF MAJORITY STOCKHOLDERS' EQUITY-

                                                                            1998               1999                1999
                                                                            ----               ----                ----
             Majority stockholders' equity under Mexican GAAP            Ps.11,734,268     Ps.  11,506,784     $     1,204,899
             US GAAP adjustments:
                 Deferred income taxes                                      (3,587,290)         (3,522,278)           (368,825)
                 Deferred employee profit sharing                             (839,926)           (835,830)            (87,521)
                 Capitalized exchange loss and gain on
                     monetary position                                        (399,827)           (378,465)            (39,630)
                 Goodwill of POLIFOS                                           (21,441)            (18,076)             (1,893)
                 Goodwill of Canada de Santa Fe                                 (2,768)             (2,768)               (290)
                 Full absorption costing                                       133,850              90,429               9,469
                 Payments received for rights to enter into lease
                     agreements                                                 (7,437)             (6,285)               (658)
                 Write-down of fixed assets                                     (4,218)             (3,594)               (376)
                 Adjustment for changes to the NCPI method in the
                     restatement of land held for sale and foreign
                     origin machinery                                        1,316,623           2,190,425             229,364
                 Additional depreciation on foreign origin fixed
                    assets restated using NCPI method                          (81,903)           (108,607)            (11,372)
                 Restatement of cost of land sold using NCPI
                     method                                                    (46,406)            (54,444)             (5,701)
                 Reduction in depreciation expense of
                     CORFUERTE                                                  28,704              43,223               4,526
                 Capitalization of preoperating expenses                       (81,237)            (81,916)             (8,578)
                 Withdrawal of pension fund assets and
                     amortization of gains under SFAS No.87                    (56,864)            (45,578)             (4,773)
                 Effects of tax consolidation                                  143,423                   -                   -
                 Effects on minority interest of US GAAP
                    adjustments                                              1,066,731             981,229             102,746
                                                                       ---------------   -----------------     ---------------
                                                                            (2,439,986)         (1,752,535)           (183,513)
                                                                       ---------------   ------------------    ----------------
             Majority stockholders' equity under US GAAP
                                                                       Ps.   9,294,282   Ps.     9,754,249     $     1,021,386
                                                                      ================   =================     ===============


C)  RECONCILIATION OF THE CHANGES IN MAJORITY STOCKHOLDERS' EQUITY UNDER US GAAP-

                                                                            1998               1999                1999
                                                                            ----               ----                ----
             Majority stockholders' equity at beginning of  year        Ps.  9,646,205     Ps.   9,294,282     $      973,223
                 Net income under US GAAP                                    1,290,381           1,589,609            166,451
                 Effect of restatement                                        (146,134)         (1,890,958)          (198,006)
                 Adjustment for changes to the NCPI method in the
                     restatement of land held for sale and foreign
                     origin machinery                                         (326,899)            873,802             91,498
                 Dividends paid                                               (874,829)                  -                  -
                 Repurchase of shares                                         (294,442)           (112,486)           (11,780)
                                                                        --------------     ----------------    ---------------
             Majority stockholders' equity at end of year               Ps.  9,294,282     Ps.   9,754,249     $    1,021,386
                                                                        ==============     ===============     ==============


                       DESC, S.A. DE C.V. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1997, 1998 AND 1999

                                   (CONTINUED)


D)    COMPREHENSIVE INCOME UNDER US GAAP-

                                                         1997               1998                1999               1999
                                                         ----               ----                ----               ----

Approximate net income under US GAAP                 Ps.  1,365,200     Ps.  1,290,381      Ps.  1,589,609     $      166,451

Other comprehensive income:
  Result on holding nonmonetary assets                      (53,804)          (473,028)         (1,071,156)          (106,508)
                                                     ---------------    ---------------     ---------------    ---------------
Comprehensive income under US GAAP                   Ps.  1,311,396     Ps.    817,353      Ps.    518,453     $       59,943
                                                     ==============     ==============      ==============     ==============


21.   CONDENSED FINANCIAL INFORMATION OF DINE, S.A. DE C.V. AND SUBSIDIARIES

The condensed consolidated balance sheets and statements of income (loss) of Dine, S.A. de C.V. and its subsidiaries as of and for the periods reported in the accompanying financial statements are as follows:

                                                                                         1998                 1999
                                                                                         ----                 ----
(A)      ASSETS
    Current assets                                                                  Ps.      801,477     Ps.      648,962
    Land held for development and real estate projects                                     3,836,370            3,542,794
    Investment in shares                                                                      64,999               84,070
    Property and equipment, net                                                            1,290,583            1,480,464
    Other assets                                                                              45,644               39,998
                                                                                    ----------------     ----------------
                  TOTAL ASSETS                                                      Ps.    6,039,073     Ps.    5,796,288
                                                                                    ================     ================

LIABILITIES AND STOCKHOLDERS' EQUITY
    Current liabilities                                                             Ps.      610,252     Ps.      158,146
    Long-term debt                                                                         1,808,554            1,394,300
    Employee severance benefits                                                                  423                9,877
    Majority stockholders' equity                                                          2,893,349            3,536,961
    Minority interest                                                                        726,495              697,004
                                                                                    ----------------     ----------------
                  TOTAL LIABILITIES                                                 Ps.    6,039,073     Ps.    5,796,288
                                                                                    ================     ================

                                                                     1997                1998                 1999
                                                                     ----                ----                 ----

    Revenues                                                    Ps.      495,962    Ps.      821,747     Ps.      566,011
    Costs                                                                286,910             419,132              245,089
    Gross profit                                                         209,052             402,615              320,922
    Operating expenses                                                    82,250             108,629              174,727
    Comprehensive result of financing                                     28,751             292,181              (71,085)
    Other (income) expenses, net                                          (3,758)            (31,818)              18,839
    Provisions for income and assets taxes                                14,422              37,449               33,831
    Equity in associated companies                                        (2,983)              2,086                8,441
                                                                -----------------   ----------------     ----------------
    Net consolidated income (loss) for the year                 Ps.       84,404    Ps.       (1,741)    Ps.      173,051
                                                                ================    =================    ================

Desc, S.A. de C.V. has not presented separated financial statements and other disclosures regarding Dine, S.A. de C.V. because the management of Desc has determined that such information is not material to holders of Dine's 8 3/4% Guaranteed Notes due 2007.

                         REPORT OF INDEPENDENT AUDITORS


Mexico City, January 24, 2000

To the Stockholders' Meeting of
GIRSA, S.A. de C.V.:

We have examined the consolidated balance sheets of Girsa, S.A. de C.V. and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the three years ended December 31, 1999, 1998 and 1997. These consolidated financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements and are prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall consolidated financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

Accounting practices used by the Companies in preparing the accompanying consolidated financial statements conform with generally accepted accounting principles in Mexico, but do not conform with accounting principles generally accepted in the United States. A description of these differences and a partial reconciliation as permitted by Form 20-F of the Securities and Exchange Commission of consolidated net income and shareholders' equity to U.S. generally accepted accounting principles is set forth in notes 21, 22 and 23.

In our opinion, the aforementioned consolidated financial statements present fairly in all material aspects, the consolidated financial position of GIRSA, S.A. de C.V. and Subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations, the changes in their stockholders' equity and the changes in their financial position for each of the three years ended December 31, 1999, 1998 and 1997, in conformity with accounting principles generally accepted in Mexico.

PricewaterhouseCoopers

By       /s/Alfonso Infante Lozola
         -------------------------
         Alfonso Infante Lozola
         Public Accountant

                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Shareholders of
Agroken, S.A. de C.V.
and Subsidiaries

We have audited the accompanying consolidated balance sheets of Agroken, S.A. de C.V. and Subsidiaries as of December 31, 1999, and the related consolidated statements of income, shareholders' equity and changes in financial position for each of the three years ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Mexico, which are substantially the same as those followed in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with generally accepted accounting principles in Mexico but do not conform with generally accepted accounting principles in the United States. A description of these differences and a particial reconciliation as permitted by the regulations of the U.S. Securities and Exchange Commission of consolidated net income and stockholders' equity to generally accepted accounting principles in the United States are set forth in
Note 15.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Agroken, S.A. de C.V. and Subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations, changes in their shareholders' equity and changes in their financial position for the year then ended in conformity with accounting principles generally accepted in Mexico.


                                  Mancera, S.C.
                                  Ernst & Young International

                                  by  /s/Alberto del Castillo V. Zepeda
                                      --------------------------------
                                  C.P.C. Alberto del Castillo V. Zepeda

March 2, 2000

                         REPORT OF INDEPENDENT AUDITORS


Board of Directors
Authentic Acquisition Corporation

We have audited the accompanying consolidated balance sheets of Authentic Acquisition Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Authentic Acquisition Corporation and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.


                                Ernst & Young LLP

March 15, 2000

                         REPORT OF INDEPENDENT AUDITORS


To the Shareholders of
Grupo Corfuerte, S.A. de C.V.
and Subsidiaries

We have audited the accompanying consolidated balance sheets of Grupo Corfuerte, S.A. de C.V. and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of Nair Industrias, S.A. de C.V., Pesquera Nair, S.A. de C.V. and Propemaz, S.A. de C.V., which statements reflect total assets of 26% and total revenues of 2% in 1998 of the related consolidated totals. Those financial statements were audited by another auditor whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in Mexico, which are substantially the same as those followed in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in accordance with generally accepted accounting principles in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with generally accepted accounting principles in Mexico but do not conform with generally accepted accounting principles in the United States. A description of these differences and a partial reconciliation as permitted by the regulations of the U.S. Securities and Exchange Commission of consolidated net income and stockholders' equity to generally accepted accounting principles in the United States are set forth in Notes 21 and 22.

In our opinion, based on our audits and the audit reports of the other independent accountants, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grupo Corfuerte, S.A. de C.V. and Subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations, changes in their shareholders' equity and changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

                                  Mancera, S.C.
                                  Ernst & Young International

                                  by  /s/Alberto del Castillo V. Zepeda
                                      ---------------------------------
                                  C.P.C. Alberto del Castillo V. Zepeda
February 12, 2000

                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Shareholders of
Aquanova, S.A. de C.V.
and Subsidiaries

We have audited the accompanying consolidated balance sheets of Aquanova, S.A. de C.V. and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and changes in financial position for the years then ended. These financial statements have been prepared in accordance with accounting principles generally accepted in Mexico, and are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Mexico which are substantially the same as those followed in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and they are prepared in accordance with the accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

For the year ended December 31, 1999, the Company's subsidiaries did not restate the properties, machinery and equipment, neither the pre-operating expenses, according to the rules followed by the Bulletin B-10 "Accounting Recognition of the Effects of Inflation on Financial Information", recognizing it as part of the result from holding non-monetary assets of the year, shown in the statement of Changes in Shareholders' Equity the amount of Ps. 48.7 million pesos.

Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with generally accepted accounting principles in Mexico but do not conform with generally accepted accounting principles in the United States. A description of these differences and a partial reconciliation as permitted by the regulations of the U.S. Securities and Exchange Commission of consolidated net income and stockholders' equity to generally accepted accounting principles in the United States are set forth in
Note 14.

In our opinion, except for the lack of restatement recognition, mentioned in the prior paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aquanova, S.A. de C.V. and Subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations, changes in their shareholders' equity and changes in their financial position for the year then ended, in conformity with accounting principles generally accepted in Mexico. The consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aquanova, S.A. de C.V. and Subsidiaries at December 31, 1998 and the consolidated results of their operations, changes in their shareholders' equity and changes in their financial position for each of the two years then ended in the period December 31, 1998 in conformity with accounting principles generally accepted in Mexico.


                                  Mancera, S.C.
                                  Ernst & Young International

                                  by  /s/Jose Maria Tavarez Cruz
                                      -------------------------
                                  C.P.C. Jose Maria Taverez Cruz
February 4, 2000

                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Shareholders of
Agrobios Corporativo, S.A. de C.V.

We have audited the accompanying balance sheets of Agrobios Corporativo, S.A. de C.V. as of December 31, 1999 and 1998, and the related statements of income, shareholders' equity and changes in financial position for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Mexico, which are substantially the same as those followed in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with generally accepted accounting principles in Mexico but do not conform with generally accepted accounting principles in the United States. A description of these differences and a partial reconciliation as permitted by the regulations of the U.S. Securities and Exchange Commission of consolidated net income and stockholders' equity to generally accepted accounting principles in the United States are set forth in
Note 10.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Agrobios Corporativo, S.A. de C.V. at December 31, 1999 and 1998, and the results of its operations, the changes its shareholders' equity and the changes in its financial position for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in Mexico.


                                  Mancera, S.C.
                                  Ernst & Young International


                                  by /s/Alberto del Castillo V. Zepeda
                                     ---------------------------------
                                     C.P.C. Alberto del Castillo V. Zepeda

February 29, 2000