Form 20-F
period 2000-12-31
DESC S A DE C V
filed 2001-06-29
CIK 925259

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F
(Mark One)

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2000

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
      For the transition period from __________ to __________

                         Commission file number 1-13196

                               DESC, S.A. DE C.V.
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                              United Mexican States
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

     Paseo de los Tamarindos 400-B, Bosques de las Lomas, 05120 Mexico, D.F.
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                       Name of each exchange
           Title of each class                           on which registered
--------------------------------------             -----------------------------
American Depositary Shares, each                   New York Stock Exchange, Inc.
representing Twenty Series C Shares(1)

Series C Shares, without expression of             New York Stock Exchange, Inc.
par value(2)

(1)  Evidenced by American Depositary Receipts (ADRs).
(2) Not for trading, but only in connection with the registration of the American Depositary Shares.

 Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None
                                (Title of Class)

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:
              Dine, S.A. de C.V.'s 8-3/4% Guaranteed Notes due 2007
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                       Series A Common Stock: 587,479,900
                       Series B Common Stock: 506,176,760
                       Series C Common Stock: 275,341,610

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                                                |X| Yes   |_| No

Indicate by check mark which financial statement item the registrant has elected
to follow. |_| Item 17    |X| Item 18

                                TABLE OF CONTENTS

                                                                                                      Page
Item 1.  Identity of Directors, Senior Management and Advisers..........................................4

Item 2.  Offer Statistics and Expected Timetable........................................................4

Item 3.  Key Information................................................................................4

Item 4.  Information on our Company....................................................................17

Item 5.  Operating and Financial Review and Prospects..................................................41

Item 6.  Directors, Senior Management and Employees....................................................57

Item 7.  Major Shareholders and Related Party Transactions.............................................61

Item 8.  Financial Information.........................................................................62

Item 9.  The Offer and Listing.........................................................................62

Item 10.  Additional Information.......................................................................64

Item 11.  Quantitative and Qualitative Disclosures About Market Risk...................................88

Item 12.  Description of Securities Other than Equity Securities.......................................90

PART II   .............................................................................................91

Item 13.  Defaults, Dividend Arrearages and Delinquencies..............................................91

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.................91

Item 15.  [RESERVED]...................................................................................91

Item 16.  [RESERVED]...................................................................................91

PART III  .............................................................................................92

Item 17.  Financial Statements.........................................................................92

Item 18.  Financial Statements.........................................................................92

Item 19.  Exhibits.....................................................................................92


                           PRESENTATION OF INFORMATION

In this annual report:

         o "Depositary" means Citibank, N.A., as depositary, under that certain Amended and Restated Deposit Agreement, dated as of June 29, 1994, effective as of July 20, 1994, amended as of July 15, 1996, among Desc, Citibank, and all holders and beneficial owners from time to time of American Depositary Receipts ("ADRs"), evidencing American Depositary Sharers ("ADSs"), issued thereunder. Each ADS currently represents twenty Series C shares.

         o "Dine" means Dine, S.A. de C.V., a wholly owned subsidiary of Desc engaged in the real estate business;

         o "Dollars" and "$" refer to the currency of the United States of America;

         o "Financial Statements" means Desc's audited consolidated financial statements for the years ended December 31, 2000, 1999 and 1998;

         o "GAAP" means generally accepted accounting principles in the indicated country;

         o "Girsa" means Girsa, S.A. de C.V., a wholly owned subsidiary of Desc engaged in the chemicals business;

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

         o   "SEC" means the U.S. Securities and Exchange Commission;

         o "Unik" means Unik, S.A. de C.V., a wholly owned subsidiary of Desc engaged in the automotive parts business; and

         o "we," "our," "us" and similar terms, as well as "Desc," mean Desc, S.A. de C.V. and its consolidated subsidiaries, unless the context indicates otherwise.

         Our fiscal year ends on December 31 of each year, and references to "fiscal year" reflect a 52-week period.

         Our Financial Statements are expressed in Pesos and prepared in accordance with Mexican GAAP, which differ from U.S. GAAP in significant respects, in particular by requiring Mexican companies to recognize effects of inflation. Please see notes 19 and 20 to our Financial Statements for a discussion of the principal differences between Mexican GAAP and U.S. GAAP as they relate to Desc.

         The Mexican Institute of Public Accountants has issued Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information", as amended, and Bulletin B-12, "Statement of Changes in Financial Position". These bulletins outline the inflation accounting methodology mandatory for all Mexican companies reporting under Mexican GAAP. Mexican GAAP provide for the recognition of effects of inflation by restating nonmonetary assets and liabilities using the NCPI, restating the components of stockholders' equity using the NCPI and recording gains or losses in purchasing power due to the holding of monetary liabilities or assets. Mexican GAAP also require that all financial information be presented in constant Pesos, having the same purchasing power for each period indicated taking into account inflation, as of the date of the most recent balance sheet presented. The effect of these inflation accounting principles has not been reversed in the reconciliation to U.S. GAAP. The annual rates of inflation in Mexico, as measured by changes in the NCPI, were 27.7% in 1996, 15.7% in 1997, 18.6% in 1998, 12.3% in 1999 and 9.0% in 2000.

         In this annual report, all financial data presented in Pesos for all periods in the Financial Statements, unless otherwise indicated, have been restated in constant Pesos as of December 31, 2000. Dollar amounts, unless otherwise indicated, are stated on a nominal, that is, noninflation adjusted, basis, except for convenience translations of Peso amounts.

         Solely for your convenience, this annual report contains translations of Peso amounts into Dollars. We have used an exchange rate of Ps.9.65 per Dollar for these translations, which is the exchange rate quoted by Banco de Mexico on December 31, 2000. The Noon Buying Rate was Ps.9.62 per $1.00 on December 31, 2000. Translations contained in this annual report do not constitute representations that the stated Peso amounts actually represent Dollar amounts or vice versa, or that amounts could be or could have been converted into Dollars or Pesos, as the case may be, at any particular rate.

         Prior to December 8, 1999, we conducted our food business through our wholly owned subsidiary Agrobios, S.A. de C.V. On December 8, 1999, we merged Agrobios with and into Desc, with Desc being the surviving company of the merger. As a result, each of Agroken, S.A. de C.V., which conducts our pork business, Grupo Corfuerte, S.A. de C.V., which conducts our branded food business in Mexico, Authentic Acquisition Corporation, Inc., which conducts our branded food business in the U.S., and Aquanova, S.A. de C.V., which conducts our development-stage shrimp business), became a direct subsidiary of Desc. As of the second half of 2000, we restructured the management of our food sector to address that sector's relatively poor results and appointed Girsa's management team to manage our branded food business and appointed Ernesto Vega Velasco, our senior vice president, and his management team to manage our commodity food business, which consists of pork and shrimp.

         Beginning in 2000, we combined our diversified products segment, which includes adhesives, glues, waterproofing, additives and sealants, with our petrochemicals segment. These businesses are operated under Girsa, and are now reported together as our chemicals segment.

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

         o Mexican political instability, including the reversal of market-oriented reforms and economic recovery measures or the failure of those reforms and measures to achieve their goals;

         o adverse changes in the prices of our products or of the prices of other products in which our products are incorporated, in the international markets or on the costs of our inputs;

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

                                     PART I


Item 1.  Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable.

Item 3.  Key Information


Selected Financial Data

         The following table presents selected consolidated financial data of Desc for the fiscal years 1996, 1997, 1998, 1999 and 2000. You should read this information in conjunction with the Financial Statements included elsewhere in this annual report. The Financial Statements have been audited by Arthur Andersen, our independent public accountants. The Financial Statements have been prepared in accordance with Mexican GAAP, which differ in significant respects from U.S. GAAP, in particular by requiring Mexican companies to recognize effects of inflation. Notes 19 and 20 to the Financial Statements provide a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to Desc, and a reconciliation to U.S. GAAP of Desc's net income and stockholders' equity. The effect of inflation accounting principles has not been reversed in the reconciliation to U.S. GAAP. Net income information included in the following tables consists of "majority net income," as referred to in the Financial Statements, and therefore is net of minority interests attributable to third party equity interests in some of our subsidiaries, unless the context otherwise requires.

         Mexico experienced high inflation in some of the periods covered by the Financial Statements. The annual rates of inflation in Mexico, as measured by changes in the NCPI, were 27.7% in 1996, 15.7% in 1997, 18.6% in 1998, 12.3% in
1999 and 9.0% in 2000. In accordance with Mexican GAAP rules on inflation accounting, the Financial Statements recognize effects of inflation and restate data for prior periods in constant Pesos of December 31, 2000. Accordingly, financial data for all periods in the selected consolidated financial information derived from the Financial Statements and presented below have been restated in constant Pesos of December 31, 2000.

                   Selected Consolidated Financial Information

                                                                                 Year ended December 31,
                                                    -----------------------------------------------------------------------------
                                                       1996         1997           1998         1999         2000         2000
                                                    ----------   ----------     ----------   ----------   ----------  -----------
                                                             (In thousands, except for net income (loss) per share/ADS)

Income statement data:
   Mexican GAAP:                                    Ps.          Ps.            Ps.          Ps.          Ps.
     Net sales .................................    20,131,034   23,451,558     26,176,034   25,329,850   23,439,306  $ 2,428,944
     Cost of sales .............................    14,239,685   17,075,451     18,859,146   18,255,984   17,444,972    1,807,769
     Gross profit ..............................     5,891,349    6,376,107      7,316,888    7,073,866    5,994,334      621,175
     Operating expenses ........................     2,648,623    2,830,700      3,541,180    3,738,732    3,731,019      386,635
     Operating income ..........................     3,242,726    3,545,407      3,775,708    3,335,134    2,263,315      234,540
     Comprehensive financial result ............     1,171,239       69,199     (1,442,325)     446,528     (689,957)     (71,498)
     Equity in associated companies and
        unconsolidated subsidiaries ............        52,472      (60,575)      (132,380)      46,483      (10,302)      (1,067)
     Impairment of fixed assets ................          --        (32,202)       (37,739)    (220,736)    (152,026)     (15,753)
     Other income (expense), net ...............       (34,329)      14,302        (97,655)    (241,242)    (428,102)     (44,363)
     Provision for income taxes and
        employee profit sharing ................       394,143      364,162        532,003      889,843      554,016       57,411
     Income before extraordinary items .........     4,037,965    3,171,969      1,533,606    2,476,324      428,912       44,448
     Profit on the sale of subsidiaries ........          --           --          119,517      153,746         --            --
     Extraordinary items .......................      (272,795)        --             --          --         191,465       19,840
     Net Income before minority interest .......     3,765,170    3,171,969      1,653,123    2,630,070      620,377       64,288
     Minority interest .........................      (575,264)    (544,219)      (521,317)    (694,997)    (345,482)     (35,802)
     Majority net income .......................     3,189,906    2,627,750      1,131,806    1,935,073      274,895       28,486
     Majority net income per share(1) ..........          2.21         1.73           0.75         1.30         0.19         0.02
     Majority net income per ADS(2) ............         44.20        34.60          15.00        26.00         3.80         0.40
     Dividends per share .......................          0.00         0.17           0.63         0.00         0.59         0.07
     Dividends per ADS .........................          0.00         3.40          12.60         0.00         2.36         0.28

     Approximate U.S. GAAP amounts:                 Ps.          Ps.            Ps.          Ps.          Ps.
     Net sales .................................    20,180,032   23,452,030     26,173,807   25,330,232   23,445,839  $ 2,429,620
     Operating income ..........................     3,229,881    3,041,979      3,543,969    2,685,595    1,666,729      172,718
     Majority income (loss) from continuing
     operations ................................     3,301,106    1,487,512      1,405,990    1,732,027      495,344       51,331
     Majority net income (loss) ................     3,301,106    1,487,512      1,405,990    1,732,027      495,344       51,331
     Majority net income (loss) per share(1) ...          2.29         0.98           0.93         1.16         0.35          .04
     Majority net income (loss) per ADS(2) .....         45.80        19.60          18.60        23.20         7.00         0.80

     Balance sheet data (at period end):
     Mexican GAAP:
     Assets:                                        Ps.          Ps.            Ps.          Ps.          Ps.
     Total current assets ......................     7,083,885    9,281,683      9,770,951   10,046,232   10,984,099  $ 1,138,248
     Land held for development and real estate
        projects in progress ...................     3,743,073    3,240,542      4,180,083    3,765,789    3,737,802      387,337
     Investment in shares ......................       523,161      484,147        153,926      422,491      392,378       40,661
     Property, plant and equipment, net ........    14,978,818   15,026,323     16,707,303   15,537,372   14,147,921    1,466,106
     Total assets ..............................    26,974,454   29,477,137     33,699,369   32,310,966   32,112,150    3,327,684
     Liabilities:
     Short-term debt(3) ........................     2,638,919    3,626,673      4,284,606    4,082,850    3,738,874      387,448
     Long-term debt(4) .........................     5,731,055    6,525,420      8,403,162    7,024,513    8,472,697      878,000
     Total liabilities .........................    11,663,608   13,429,770     16,624,591   14,799,669   18,370,875    1,903,717
     Stockholders' equity:
     Capital Stock                                   9,958,710   10,064,907     10,062,627   10,062,431   10,060,941    1,042,584
     Total stockholders' equity including
     minority
        interest(5) ............................    15,310,846   16,047,367     17,074,779   17,511,297   13,741,275    1,423,967
     Total liabilities and stockholders' .......    26,974,454   29,477,137     33,699,369   32,310,966   32,112,150    3,327,684
     equity(5)(6)
     Approximate U.S. GAAP amounts:                 Ps.          Ps.            Ps.          Ps.          Ps.
     Property, plant and equipment, net ........    14,549,409   15,539,675     17,399,222   16,582,156   15,256,529  $ 1,580,987
     Total assets ..............................    26,804,653   30,452,004     34,760,219   34,137,351   33,795,608    3,502,136
     Short-term debt ...........................     2,638,918    3,626,673      4,284,606    4,082,850    3,738,874      387,448
     Long-term debt ............................     5,731,055    6,525,420      8,403,162    7,024,513    8,472,697      878,001
     Stockholders' equity(5) ...................     9,458,946   10,510,439     10,126,988   10,628,162    9,443,503      978,602

                                                                             Year ended December 31,
                                                ----------------------------------------------------------------------------------
                                                   1996        1997           1998           1999          2000           2000
                                                ----------   ----------     ----------     ----------    ----------    -----------
                                                             (In thousands other than for net income (loss) per share/ADS)

  Other data:                                   Ps.          Ps.            Ps.            Ps.           Ps.
      Working capital(7) ...................     2,247,323    4,309,707      4,662,759      4,660,813     5,792,322    $   600,242
      Depreciation and amortization(8) .....       992,670      961,098      1,140,587      1,139,098     1,183,778        122,671
      Operating cash flow (EBITDA)(9) ......     4,235,396    4,506,505      4,916,295      4,474,232     3,447,093        357,211
      Capital expenditures(10) .............     2,308,386    3,031,812      4,445,987      3,073,424     1,842,228        190,904
      Investment in real estate projects(11)       340,921      161,481        544,951        396,836       668,611         69,286
      Dividends paid .......................            --      260,746        953,207              0       408,848         42,471
      Dividends paid to minority interest ..       (11,609)    (241,734)      (293,990)             0       (44,662)        (4,628)
      Number of employees ..................        18,880       22,152         23,664         20,878        22,320         22,320
     Weighted average shares outstanding ...     1,443,300    1,515,183      1,506,981      1,489,733     1,418,126      1,418,126

     Net sales: ............................                        Ps.            Ps.            Ps.           Ps.            Ps.
     Automotive Parts (UNIK) ...............     7,400,731    9,594,182     10,876,582     10,854,485    10,935,622    $ 1,110,927
     Chemicals (GIRSA) .....................     9,670,030    8,714,972      8,456,287      7,595,856     7,914,807        805,153
     Food ..................................     2,738,087    4,576,970      5,923,063      5,973,442     3,575,823        364,293
     Real Estate (DINE) ....................       322,186      540,438        895,370        876,452       995,668        102,050
     Desc(12)                                            0       24,996         24,732         29,615        17,386          1,780
                                                ----------   ----------     ----------     ----------    ----------    -----------
                                                Ps.          Ps.            Ps.            Ps.           Ps.
     Total .................................    20,131,034   23,451,558     26,176,034     25,329,850    23,439,306    $ 2,428,944

     Cost of sales and operating expenses:
     Automotive Parts (UNIK) ...............     6,163,824    8,153,493      9,219,483      9,122,457     9,335,897    $   967,450
     Chemicals (GIRSA) .....................     7,959,121    7,308,387      7,154,159      6,660,882     7,393,422        766,157
     Food ..................................     2,488,077    3,979,541      5,389,632      5,568,288     3,536,204        366,446
     Real Estate (DINE) ....................       245,814      402,265        575,045        567,619       840,693         87,118
     Desc(13) ..............................        31,472       62,065         62,007         75,470        69,775          7,233
                                                ----------   ----------     ----------     ----------    ----------    -----------
                                                Ps.          Ps.            Ps.            Ps.           Ps.
        Total ..............................    16,888,308   19,906,151     22,400,326     21,994,716    21,175,991    $ 2,194,404

     Operating income:
     Automotive Parts (UNIK ................     1,236,907    1,440,689      1,657,099      1,732,028     1,599,725    $   162,142
     Chemicals (GIRSA) .....................     1,710,909    1,406,185      1,302,128        934,974       521,385         52,856
     Food ..................................       250,010      597,429        533,431        405,154        39,619          3,935
     Real Estate (DINE) ....................        76,372      138,173        320,325        308,833       154,975         15,637
     Desc ..................................       (31,472)    (37,069)        (37,275)       (45,855)      (52,389)        (5,322)
                                                ----------   ----------     ----------     ----------    ----------    -----------
                                                Ps.          Ps.            Ps.            Ps.           Ps.
        Total ..............................     3,242,726    3,545,407      3,775,708      3,335,134     2,263,315    $   234,540

     Equity in associated companies and         Ps.          Ps.            Ps.            Ps.           Ps.
        unconsolidated subsidiaries(14) ....        52,472      (60,575)      (132,380)        46,483       (10,302)   $    (1,067)


----------

(1) Net income per share was calculated by dividing net income by the weighted average number of shares outstanding during the period retroactively reflecting the 5:1 stock split effected on September 8, 1998.
(2) Calculated as if the applicable number of outstanding shares were all represented by ADSs at a ratio of 20 shares per ADS.
(3) At December 31, 2000, Ps.3,338,757 of short-term debt represented the Peso equivalent of Dollar-denominated borrowing and the balance of Ps.400,117 of short-term debt represented Peso-denominated borrowings.
(4) Excludes current portion of long-term debt. At December 31, 2000, Ps.6,435,463 of long-term debt represented the Peso equivalent of Dollar-denominated borrowings, and the balance of Ps.2,037,234 of long-term debt represented Peso-denominated borrowings.
(5) Includes variable capital shares. See Note 15 to the Financial Statements for more information about stockholders' equity.
(6) Includes minority interest which does not constitute stockholders' equity under U.S. GAAP.
(7) Defined as current assets except for cash, less current liabilities except for short-term bank loans and current portion of long-term debt and notes payable.
(8) Does not include amortization of goodwill or amortization of an inactive automotive parts sector plant.
(9) Defined as earnings before interest expense, tax, depreciation and amortization. We have included EBITDA data as a convenience only, because some investors and analysts use it to measure a company's ability to service debt. EBITDA is not a measure of financial performance under either Mexican GAAP or U.S. GAAP and should not be considered an alternative to net income as a measure of operating performance. In evaluating EBITDA, investors should consider that the methodology applied in calculating EBITDA may differ among companies and analysts. Investors relying on EBITDA should take into account that the amount of EBITDA may not be available for debt service due to other commitments and uncertainties in the operation of business.

(10) Includes expenditures related to the Santa Fe shopping mall in which we have a 50.1% interest, including acquisitions of land, construction costs, permits, architects' and engineering fees and related items. Does not include expenditures for other projects in our real estate sector.
(11) Includes expenditures made during the relevant period for acquisitions of land, construction costs, permits, architects' and engineering fees and related items, other than expenditures related to the Santa Fe shopping mall.
(12) Represents sales by services company.
(13) Represents operating expenses allocable to the holding company.
(14) For 1996, reflects primarily the corporate services company and a special-purpose company whose only asset is an aircraft. For 1997, 1998 and 1999, reflects primarily the adjustment to market value of our investment in Grupo Financiero Santander Mexicano, which we sold in 2000. For 2000, reflects principally the equity in Paratec, S.A. de C.V. and Dynasol Elastomeros.


EXCHANGE RATES

         Since November 1991, Mexico has had a free market for foreign exchange. Until December 21, 1994, Banco de Mexico, the Mexican Central Bank, kept the Peso-Dollar exchange rate within a range prescribed by the Mexican government through intervention in the foreign exchange market. Within the range, the Banco de Mexico generally intervened to reduce day-to-day fluctuations in the exchange rate.

         On December 21, 1994, the Mexican government announced its decision to suspend intervention by Banco de Mexico and to allow the Peso to float freely against the Dollar. The Peso declined sharply in December 1994 and continued to fall under conditions of high volatility in 1995. During 1996 and 1997, the Peso did not fall as quickly and was less volatile. In the last quarter of 1997 and for most of 1998, the foreign exchange markets were affected significantly by the financial crises in Asia and Russia and financial turmoil in various other countries, including Brazil and Venezuela. Although the Peso declined during this period, it was relatively stable in 1999 and 2000. There can be no assurance that the Mexican government will maintain its current policies concerning the Peso or that the Peso will not experience a significant depreciation or appreciation in the future.

         Except for the period from September through December 1982 during the Mexican liquidity crisis, Banco de Mexico consistently has made foreign currency available to Mexican private sector entities, such as Desc, to meet their foreign currency obligations and has not adopted any measure to control the availability of foreign currency since November 1991. Nevertheless, if there were renewed shortages of foreign currency, Banco de Mexico might not continue to make foreign currency available to private sector companies, and foreign currency needed by Desc to service foreign currency obligations might be available for purchase in the open market only at substantial additional cost.

         The following table lists, for the periods indicated, the period-end, average, high and low Noon Buying Rate for the purchase and sale of Dollars, presented in each case as the average between the purchase and sale rates, expressed in Pesos per Dollar:

                                                                 Noon Buying Rate
                                               ----------------------------------------------------
Year Ended                                      High           Low        Average(1)     Period End
December 31,                                   -------       -------      ----------     ----------
------------
1996...................................         8.05           7.33           7.63           7.88
1997...................................         8.41           7.72           7.97           8.07
1998 ..................................        10.63           8.04           9.24           9.90
1999 ..................................        10.60           9.24           9.56           9.50
2000...................................        10.09           9.18           9.47           9.60

Most Recent 6 Months:
---------------------
December 2000..........................         9.61           9.37
January 2001...........................         9.97           9.66
February 2001..........................         9.78           9.65
March 2001.............................         9.71           9.48
April 2001.............................         9.42           9.18
May 2001...............................         9.29           8.94

----------

(1)  Average of month-end rates.

         On June 28, 2001, the Noon Buying Rate was Ps. 9.08 to $1.00.

         Fluctuations in the exchange rate between the Peso and the Dollar will affect the price of the ADSs on the NYSE. To the extent Desc pays cash dividends and other cash distributions (including the net proceeds from any sale of securities, property or rights distributed to the owners of Series C shares) denominated in Pesos, the Depositary must convert or cause to be converted, as soon as possible, such amounts into Dollars, to the extent that the Depositary in its judgment can do so on a reasonable basis and in accordance with applicable law. As a result, any exchange rate fluctuations will affect the Dollar amounts received by the holders of the ADSs upon conversion of any such Peso-denominated dividend payment or distribution.

                                  Risk Factors

         Our business, operating results and financial condition could be seriously harmed due to any of the following risks. If we do not successfully address any of the risks described below, we could experience a material adverse effect on our business, operating results and financial condition and the ADS price of Desc may decline. We cannot assure you that we will successfully address all of these risks.

Risk Factors Relating to Our Operations

Dependence on dividends from subsidiaries

         We are structured as a holding company that operates through more than 100 direct and indirect subsidiaries. Accordingly, we rely on dividends from our subsidiaries to generate the funds necessary to meet debt service obligations at Desc. The ability of our subsidiaries to pay dividends is subject to Mexican legal requirements, which provide that a corporation may declare and pay dividends only out of the profits reflected in its year-end financial statements (approved by its stockholders), only if such payment is approved by its stockholders, and then only after the creation of a required legal reserve and the set off or satisfaction of losses, if any, suffered in previous fiscal years. Dividends and other payments by some of our direct and indirect subsidiaries are shared with substantial minority stockholders of those subsidiaries.

Technological assistance and licensing agreements may not be renewed

         A number of our subsidiaries conduct all or a portion of their businesses through joint ventures or technological alliances with Mexican and non-Mexican partners. Certain of these partners and other Mexican and non-Mexican companies also license technology and other intellectual property (e.g., trade names) to these subsidiaries for use in the manufacture and sale of various products, including most automotive parts. We believe that these ventures, alliances and license arrangements give us access to advanced technology that we otherwise would not be able to develop and provide us with important competitive advantages. However, we cannot assure that in the future certain of these partners will not prefer to conduct business directly in Mexico and terminate their relationships with us in view of the easing of the limitations on foreign investment, the reduction of import duties and tariffs that has occurred in recent years and as a result of the continued implementation of the North American Free Trade Agreement or for other reasons. Accordingly, we cannot assure you that we will be successful in renewing any of our technology, license, joint venture or other agreements or arrangements upon their expiration, in renewing these agreements or arrangements on terms as favorable as the present ones, in forming similar alliances with other partners or in developing equivalent technologies independently.

Environmental laws could lead to added expenditures or liabilities

         Our operations are subject to Mexican federal and state laws and regulations relating to the protection of the environment. The fundamental environmental law in the Mexican federal system is the Ley General del Equilibrio Ecologico y la Proteccion al Ambiente (the Mexican General Law of Ecological Balance and Environmental Protection or the "Ecological Law"). Under the Ecological Law, the Mexican government has implemented an aggressive program to protect the environment by promulgating rules concerning water, land, air and noise pollution, and hazardous substances. The Mexican government also has enacted regulations concerning the importation and exportation of hazardous materials and hazardous waste. In addition, Mexican regulatory authorities have promulgated various health and environmental regulations and standards, which are applicable to our pork business, in order to control and eliminate the spread of infections and other types of diseases in the Mexican Bajio region.

         We, and particularly our chemicals business, use and produce a substantial amount of substances and emissions that are or could become subject to regulatory control. We believe that all of our facilities and real estate investments presently are in substantial compliance with applicable environmental laws and regulations as currently enforced. However, we have no basis for predicting what effect, if any, stricter enforcement of existing laws and regulations or the adoption of additional environmental laws and regulations would have on our results of operations, cash flows or financial condition.

Risks Relating to Girsa

Our chemicals business is cyclical and may be adversely affected by events and conditions beyond our control

         The chemicals industry is a highly cyclical business. Ethylene and ethylene derivative products, such as petrochemicals, are particularly heavily impacted by the business cycles of the chemicals industry. Our chemicals business may also be affected by other events or conditions that are beyond our control, including changes or developments in domestic or foreign economic markets, increases in natural gas prices or the cost of raw materials, competition from other chemicals manufacturers, changes in the availability or supply of chemical products generally and unscheduled downtime of plants. These external factors may cause fluctuations in the demand for our chemical products and fluctuations in our prices and our margins, which may adversely affect our income and cash flow.

         Girsa's principal raw material, styrene monomer, is subject to substantial price fluctuations, which may adversely affect Girsa's financial results; however, the current depressed price of this commodity has had a positive effect on our margins for synthetic rubber and polystyrene. We cannot predict when the price of styrene monomer will recover.

Material events at our customers affect Girsa

         Our sales volumes of synthetic rubber and carbon black have decreased because of the shutdown of two tire manufacturing facilities in Mexico, one of which occurred in 2000 and the other earlier this year,. We have partly offset the reduced sales volume by increasing our sales to new and existing customers. We are unable to predict and, therefore, cannot plan for events such as these. In addition, the slowdown of the U.S. economy has increased competition from U.S. and other chemical manufacturers, which has put added pressure on the pricing of our products.

Risks Relating to Our Food Sector

A decrease in the supply of tomatoes and hot peppers may affect our branded food operations

         Our domestic and U.S. branded food operations may be adversely affected if there is a shortfall in the tomato harvests in Mexico or the United States and, to a lesser extent, the hot pepper harvests in Mexico. The size of the harvest of these products varies based upon weather conditions and other factors, none of which is within our control. However, we believe we could minimize the impact of a significant tomato or hot pepper shortfall through integrated planning and by optimizing the purchase of these affected crops in various markets.

Our food business has been affected by the power crisis in the state of California

         The current power crisis in the state of California has increased operating costs at our Rosemead plant. We cannot predict when the power crisis will end or make any assurances that the power crisis will not become more severe.

Risks Relating to Dine

The value of our real estate investments is subject to factors and conditions outside of our control

         Our revenue from real estate operations and the value of our real estate properties are affected by many factors outside of our control, including the overall economic conditions of our country and the conditions of the real estate sector. Our real estate business would be adversely affected if these external factors led to reduced demand for our properties or to increased costs and we were not able to reflect this increase in the price of our projects.

Risks Relating to Unik

The automotive industry is highly cyclical

         Our automotive parts sector is directly affected by domestic and foreign automotive sales and production. Automotive sales and production are highly cyclical and impacted by the strength of the economy generally, by prevailing interest rates and by other factors. The largest U.S. and foreign automobile manufacturers have been affected by the current slowdown of the U.S. economy and, therefore, have reduced or delayed their output, which has adversely affected the automotive parts industry in Mexico and Unik. We cannot predict when the slowdown will end or make any assurances that it will not become more severe.

We are dependent on a small group of principal customers and the sales of certain products

         Our largest customers in the automotive parts sector are Daimler Chrysler, Ford, General Motors, Volkswagen and Nissan. In 2000, these customers represented 63% of our total sales, of which Daimler Chrysler accounted for 21%, General Motors accounted for 17%, Ford accounted for 13%, Volkswagen accounted for 6% and Nissan accounted for 6%, and aggregate sales to Original Equipment Manufacturers ("OEMs") represented 75% of our total automotive parts sales. Although we have had a long-standing relationship with each of these customers, if we lost any significant portion of our sales to any of these customers, it would adversely affect our business and operating results.

         In 2000, a significant percentage of our sales were derived from the following products: transmissions (30%), front and rear axles (16%), pickup boxes and stamping products (11%), constant velocity joints (10%), pistons, valves and tappets (8%), cardan shafts (6%) and aluminum and steel wheels (6%). A significant decrease in the sales of any these products could also adversely affect our business and operating results.

The OEM supplier industry is highly competitive

         The automotive industry is characterized by a small number of OEMs that are able to exert considerable pressure on automotive parts suppliers to reduce costs, improve quality and provide additional design and engineering capabilities. In addition, the OEM supplier industry is highly competitive, with price, quality and technological innovation as the primary elements of competition. We cannot assure you that our business will not be adversely affected by increased competition in the markets in which we operate.

Labor relations may affect our operations

         We consider our relations with our employees and their union representation to be good, but cannot assure you that future contract negotiations with union representation will be favorable to us or that a change in the nature of these relationships would not cause labor interruptions, or that work stoppages or other labor unrest will not occur in the ordinary course of these relationships.

Risks Relating to Our Controlling Stockholder and Capital Structure

Certain members of the Senderos family effectively control our management and their interests may differ from those of other securityholders

         As of April 26, 2001, the date of our last general stockholders' meeting, Fernando Senderos Mestre, our chairman and chief executive officer, and his immediate family approximately own (beneficially or of record) 54.81% of our Series A shares, 0.35% of our Series B shares and 1.80% of our Series C shares. As a result of the shares owned by the Senderos family together with additional shares as to which Fernando Senderos Mestre exercises voting control (see Item
6. "-Compensation of Directors and Officers" for information about these additional shares), the Senderos family has the power to elect a majority of our board of directors, to control the general management of Desc and to determine the outcome of substantially all matters requiring stockholder approval, including the payment of dividends, except in those limited instances requiring the vote of the holders of the Series C shares.

Future sales of our shares by the controlling stockholder may affect the stock prices of our securities

         Sales of our shares held by the Senderos family may adversely affect the trading price of the Series A and Series B shares on the Bolsa Mexicana de Valores, S.A. de C.V. (the "Mexican Stock Exchange") and the price of the ADSs on the New York Stock Exchange ("NYSE"). The Senderos family is not subject to any contractual restrictions that limit their right to dispose of their Series A, B and C shares.

Market for the ADSs and the Series C shares is limited

         The Series C shares are listed on the Mexican Stock Exchange, which is Mexico's only stock exchange. There is no public market outside of Mexico for the Series C shares. The ADSs are listed on the NYSE. The Mexican securities market is not as large or as active as securities markets in the United States and certain other developed market economies. As a result, the Mexican securities market has experienced less liquidity and more volatility than has been experienced in such other markets. These market characteristics may limit the ability of the a holder of ADSs to sell the underlying Series C shares and may also affect the market price of the Series C shares and the ADSs.

Desc is subject to different corporate disclosure and accounting standards than U.S. companies

         As a listed company, we are required to provide annual audited and quarterly unaudited financial information to the Mexican Stock Exchange and the Comision Nacional Bancaria y de Valores (the National Banking and Securities Commission or the "CNBV") and to file certain information with the SEC pursuant to U.S. law. However, you may not be able to obtain as much publicly available information about foreign issuers of securities traded in the United States as is regularly published by or about U.S. issuers of publicly traded securities.

Holders of ADSs are not entitled to attend stockholders' meetings, and they may only vote through the Depositary

         Under Mexican law, a stockholder must deposit its shares with a Mexican custodian in order to attend a stockholders' meeting. A holder of ADSs will not be able to meet this requirement, and accordingly is not entitled to attend stockholders' meetings. A holder of ADSs also will not be permitted to vote its shares directly at a stockholders' meeting or to appoint a proxy to do so. Rather, a holder of ADSs is entitled to instruct the Depositary as to how to vote its shares represented by the ADS in accordance with the procedures provided in the deposit agreement with respect to the ADSs.

You may not be entitled to participate in any future preemptive rights offering, which may result in a dilution of your equity interest in Desc

         Under Mexican law, if we issue new shares for cash as a part of a capital increase, we generally must grant our stockholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in Desc. Rights to purchase shares in these circumstances are commonly referred to as preemptive rights. We may not legally be permitted to allow holders of ADSs in the United States to exercise preemptive rights in any future capital increase unless (1) we file a registration statement with the SEC with respect to that future issuance of shares or (2) the offering qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933. At the time of the any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, as well as the benefits of preemptive rights to holders of ADS in the United States and any other factors that we consider important in determining whether to file a registration statement.

         We cannot make any assurances that we will file a registration statement with the SEC to allow holders of ADSs in the United States to participate in a preemptive rights offering or that an exemption from the registration requirements of the U.S. Securities

Act of 1933 will be available. Additionally, under current Mexican law, sales by the Depositary of shares which it might acquire by exercising preemptive rights and distribution of the proceeds from such sales to the ADS holders is not possible. As a result, the equity interests of holders of ADSs would be diluted to the extent that ADS holders cannot participate in a preemptive rights offering. See Item 10. "Additional Information - Bylaws - Share Capital" for additional information concerning the ability of holders of Series C shares to participate in preemptive offerings.

Minority stockholder protections in Mexico are different from those in the United States

         Under Mexican law, the protections provided to minority stockholders are different from those in the United States. Specifically, the law respecting fiduciary duties of directors is not well developed, there is no procedure for class actions or stockholder derivative actions and the procedural requirements for bringing stockholder lawsuits are different. Therefore, it may be more difficult for minority stockholders to enforce their rights against us, our directors or our controlling stockholder than it would be for minority stockholders in the United States.

Risks Relating to Mexico

Economic and political developments in Mexico may adversely affect our business

         We are a Mexican corporation and substantially all of our assets (including our manufacturing facilities) are located in Mexico. For this reason, our financial condition, results of operations, prospects and ability to pay amounts when due on our indebtedness may be affected by factors, such as inflation, interest rates, currency fluctuations, taxation, social instability, new regulatory environments and other political or economic developments, in or affecting Mexico, over which we have no control.

A downturn in the Mexican economy may adversely affect Desc

         Beginning in December 1994, Mexico experienced an economic crisis characterized by exchange rate instability and devaluation of the Peso, high inflation, high domestic interest rates, negative economic growth, reduced consumer purchasing power and high unemployment. The economic crisis was caused in part from a series of internal disruptions and political and economic events that adversely affected the Mexican economy and undermined the confidence of investors in Mexico.

         In the second half of 1997 and in 1998, economic crises in Asia, Russia, and Brazil resulted in very volatile global financial conditions, large outflows of capital from emerging market countries such as Mexico, and volatile exchange rates for emerging markets' currencies such as the Peso. As a result, Mexico experienced higher interest rates, slower economic growth and higher inflation during the second half of 1997 and during all of 1998. Mexican interest rates, which had declined to an average of 19.7% per annum in 1997, increased in 1998 to an average of 24.7% per annum. Gross Domestic Product, or "GDP", growth declined from 6.76% in 1997, to 4.83% in 1998. Inflation, which had declined to 15.7% in 1997 increased to 18.6% in 1998.

         During 1999 and 2000, economic conditions in Mexico improved. However, the current slowdown in the U.S. economy has adversely affected the Mexican economy and our businesses. In particular, the slowing U.S. economy has led to a decrease in automotive production in the United States, which has affected our automotive parts business. Although we believe that the actions taken by the U.S. Federal Reserve Board in lowering interest rates may accelerate a recovery of the U.S. economy, we cannot provide any assurance that this downturn will not continue or become more severe.

         If the Mexican economy experiences a recession or if inflation and interest rates increase significantly or other adverse economic conditions affect Mexico, such as those experienced beginning in December 1994, our business, financial condition and results of operation could suffer.

Political events in Mexico may affect the financial condition and results of operations of Desc

         Since the Mexican federal government has exercised and continues to exercise significant influence over many aspects of the Mexican economy, its actions concerning the economy or regulating certain industries could have a significant effect on Mexican private sector entities, including Desc, and on market conditions, prices and returns on Mexican securities.

         In the Mexican national elections held on July 2, 2000, Vicente Fox of the opposition National Action Party (Partido Accion Nacional or "PAN") won the presidency, and he assumed office on December 1, 2000. His victory ended more than 70 years of presidential rule by the Institutional Revolutionary Party (the Partido Revolucionario Institutional or "PRI"). Neither the PRI nor the PAN succeeded in securing a majority in the Mexican Congress or Senate.

         We cannot assure you that future developments in the Mexican political or social environment or that the policies of the Mexican government, over which we have no control, will not adversely affect our financial condition, results of operations or prospects.

Devaluations or changes of the Peso relative to the Dollar may adversely affect our financial condition and results of operation

         In the past, the value of the Peso has been subject to significant fluctuations with respect to the Dollar, and it may fluctuate significantly in the future. For example, in 1998, the Peso depreciated at year end by approximately 22% and on average by 16.6% against the Dollar, resulting in a net foreign exchange loss of Ps.5,020 million for 1998. Fluctuations in the exchange rate between the Peso and the Dollar will affect the Dollar value of an investment in our equity securities and of dividend and other distribution payments on those securities.

         As of March 31, 2001, almost all of our indebtedness was denominated in currencies other than Pesos, and we may incur additional non-Pesos-denominated indebtedness in the future. In addition, the price we pay for certain raw materials is set by reference to international prices fixed in currencies other than Pesos, and the majority of our purchases of equipment are Dollar-denominated. Consequently, declines in the value of the Peso relative to other currencies will increase our interest costs in Pesos and result in foreign exchange losses, and will increase the Peso cost of certain of our raw materials and capital expenditures. We generally do not hedge against the risk of exchange rate fluctuations.

Foreign currency availability may impair our ability to make
Dollar-denominated payments

         Except for the period from September through December 1982 during the Mexican liquidity crisis, Banco de Mexico consistently has made foreign currency available to Mexican private sector entities, such as Desc, to meet their foreign currency obligations and has not adopted any measure to control the availability of foreign currency since November 11, 1991. Nevertheless, if there were renewed shortages of foreign currency, Banco de Mexico might not continue to make foreign currency available to private sector companies, and foreign currency needed by Desc to service its foreign currency obligations might be available for purchase in the open market only at a substantial additional cost.

An increase in inflation may adversely affect our financial condition and results of operation

         During most of the 1980s and since 1995, Mexico experienced high levels of inflation. In the past, inflation has led to high interest rates, devaluations of the Peso and (during the 1980s) substantial government controls over exchange rates and prices, which at times adversely affected our operating revenues and margins. High rates of inflation relative to the rate of devaluation of the Peso against the Dollar reduce our operating margins in business segments where costs are generally denominated in Pesos while sales are denominated in Dollars, such as automotive parts. The annual rates of inflation, as measured by changes in the NCPI, were 18.6%, 12.3% and 9.0% for the years 1998, 1999 and 2000, respectively. We cannot assure you that Mexico will not experience high inflation in the future.

Developments in other emerging market countries may affect our business or the market price of our securities

         The market value of securities of Mexican companies to varying degrees is affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors' reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. For example, in October 1997, prices of both Mexican debt securities and Mexican equity securities dropped substantially due to a sharp drop in the value of Asian markets. Similarly, during the second half of 1998, prices of Mexican securities were adversely affected by the economic crises in Russia and Brazil. Thus, we can make no assurance that the market value of our securities would not be adversely affected by events elsewhere, especially in emerging market countries.

Item 4.  Information On Our Company

History and Development of Our Company

         Desc is a corporation (sociedad anonima de capital variable) organized under the laws of Mexico in 1973 under the name "Desc, Sociedad de Fomento Industrial, S.A. de C.V." On April 28, 1994, we changed our name to "Desc, S.A. de C.V." The duration of Desc is 99 years from the date of its incorporation.

         Our executive offices are located at Paseo de los Tamarindos 400-B, Bosques de las Lomas, 05120 Mexico, D.F., Mexico, and our telephone number at that address is (525) 261-8000.

Principal Capital Expenditures and Divestitures

         The following table lists our capital expenditures and other investments by business segment for the periods shown. Capital expenditures and other investments may include investments in or acquisitions of assets or the capital stock of existing businesses. A more-detailed explanation of Desc's principal capital expenditures and divestitures is described under each of the business segments below.

                                                            Year ended December 31,
                                            ---------------------------------------------------
                                                1998              1999                2000
                                            -------------     -------------      --------------
                                                                 (In millions)
Automotive Parts.....................       Ps.   1,015.5     Ps.     868.7      Ps.    1,097.3
Chemicals                                           498.4           1,187.0               336.0
Food(1)..............................             2,407.6             772.0               317.3
Real Estate(2).......................               979.9             611.6               758.4
Desc(3)..............................                89.5              30.9                 1.8
                                            -------------     -------------      --------------
   Total.............................       Ps.   4,990.9     Ps.   3,470.2      Ps.    2,510.8
                                            =============     =============      ==============

--------

(1)  For 1998, includes the acquisitions of ASF and Nair.
(2) Includes investments in real estate projects and investments in real estate for rent.
(3) Reflects the investment of Desc in Arcos Bosques Corporativo, an office complex developed by Dine.

Business Overview

General

         We are a diversified holding company and one of the largest companies in Mexico. We are engaged in four principal lines of business: automotive parts, chemicals, food and real estate. With the exception of the food business, these businesses are conducted through our principal wholly-owned subsidiaries:
Unik, Girsa and Dine, each of which is a holding company with no significant operations. Our food business was conducted through our wholly-owned subsidiary, Agrobios, S.A. de C.V. until December 1999, when Agrobios was merged with and into Desc. As a result of the merger, our food business now is conducted through four principal operating subsidiaries:

Agroken, S.A. de C.V. (pork), Aquanova, S.A. de C.V. (shrimp), Grupo Corfuerte, S.A. de C.V. (branded foods in Mexico) and Authentic Acquisition Corporation, Inc. (branded foods in the U.S.).

         The following charts depict the percentage of our 2000 consolidated net sales and operating income by business segment:


                            2000 NET SALES BY SEGMENT
                    AS A PERCENTAGE OF CONSOLIDATED NET SALES


                         ----------------------------------------------

                         2000 Net Sales by Segment as a Percentage of
                             Consolidated Net Sales
                         ----------------------------- ----------------
                         Segment                       Percentage (%)
                         ----------------------------- ----------------
                         Automotive                    47
                         ----------------------------- ----------------
                         Chemicals                     34
                         ----------------------------- ----------------
                         Food                          15
                         ----------------------------- ----------------
                         Real Estate                   4
                         ----------------------------- ----------------

                         ----------------------------------------------


                                                            Total Ps. 23,439,306




                        2000 OPERATING INCOME BY SEGMENT
                AS A PERCENTAGE OF CONSOLIDATED OPERATING INCOME


                         ----------------------------- ----------------
                         Segment                       Percentage (%)
                         ----------------------------- ----------------
                         Automotive                    69
                         ----------------------------- ----------------
                         Chemicals                     22
                         ----------------------------- ----------------
                         Real Estate                   7
                         ----------------------------- ----------------
                         Food                          2
                         ----------------------------- ----------------


                                                            Total Ps.  2,263,315

The following chart depicts the percentage of book value of our investments in each of our business segments at December 31, 2000:


                          DESC PORTFOLIO AT BOOK VALUE



                         ----------------------------------------------
                          Desc Portfolio at Book Value
                         ----------------------------------------------
                         Segment                       Percentage (%)
                         ----------------------------- ----------------
                         Dine (Real Estate)            34
                         ----------------------------- ----------------
                         Unik (Automotive Parts)       29
                         ----------------------------- ----------------
                         Food Subsidiaries (Food)      20
                         ----------------------------- ----------------
                         Girsa (Chemicals)             17
                         ----------------------------- ----------------


                                                            Total Ps.  3,212,150



Sales information by geographic market

         The following table shows the approximate aggregate sales of Desc's products for each of the past three years by geographic region:

                                                        Net sales for the years ended December 31,
---------------------------------------------     -------------------------------------------------------
                   Region                            1998                1999                 2000
---------------------------------------------     -------------------------------------------------------
                                                                 (Pesos in thousands)
Continental Europe..........................      Ps.    476,519     Ps.      361,349     Ps.     382,893
North America...............................           8,264,226            8,794,547           8,741,707
Asia.......................................              447,549              528,749             611,220
Mexico(1)...................................          16,133,776           15,216,948          13,164,998
Rest of the world...........................             853,964              428,257             538,488
                                                  --------------     ----------------     ---------------
     Total..................................      Ps. 26,176,034     Ps.   25,329,850     Ps.  23,439,306
                                                  ==============     ================     ===============

----------

(1)  In 1999, we divested our poultry business.


Automotive Parts

         Our automotive parts business, which is conducted through our wholly-owned subsidiary Unik, manufactures 43 different types of automotive products, including light, medium and heavy duty manual transmissions and clutches, constant velocity joints, rear and front traction axles, motor valves and tappets, pistons and piston pins, pick-up truck bodies and other stamped metal products, propeller shafts, steel and aluminum wheels, gears, gaskets, seals, alternators, ignition coils and spark plugs.

         We are one of the largest independent manufacturers of automotive parts in Mexico. For the years ended December 31, 1998, 1999 and 2000, our automotive parts business contributed 43.9%, 51.9% and 69.1%, respectively, of our consolidated operating income and 41.6%, 42.9% and 46.7%, respectively, of our consolidated net sales.

         The following table presents the net sales generated by our principal automotive parts products for the years ended December 31, 1998, 1999 and 2000, and the percentage of this segment's 2000 net sales that is represented by these products:

                                                                                                                 % of net
                                                                       Net sales                                   sales
                                                  ----------------------------------------------------------     ---------
                                                        1998                1999                   2000            2000
                                                  --------------       ---------------       ---------------     ---------
                                                                           (Pesos in thousands)
Transmissions and clutches..................      Ps.  3,598,877       Ps.   3,835,013       Ps.   3,248,724          29.7%
Rear and front traction axles...............           1,219,900             1,552,176             1,729,403          15.8
Pick-up truck bodies and other
stamped metal products......................             865,605               935,359             1,235,179          11.3
Constant velocity joints....................           1,273,132             1,025,224             1,124,490          10.3
Motor valves and tappets, pistons
and piston pins.............................           1,131,785             1,058,233               885,042           8.1
Propeller shafts............................             632,599               697,628               678,607           6.2
Steel and aluminum wheels...................             418,557               465,601               636,957           5.8
Gears.......................................             416,504               441,082               421,012           3.9
Other automotive parts......................           1,319,623               844,168               970,208           8.9
                                                  --------------       ---------------       ---------------       -------
     Total..................................      Ps. 10,876,582       Ps.  10,854,485       Ps.  10,935,622         100.0%
                                                  ==============       ===============       ===============       =======

         Unik's capital expenditures during 2000 were $111.5 million. These funds were used mainly to (i) modernize and automate our plants for axles, propeller shafts, gears, metal casting and spark plugs; (ii) expand the capacity of our plants for pick-up truck stamped and painted bodies and of our assembly lines for propeller shafts, constant velocity joints and steel and aluminum wheels; (iii) add new lines of valves for export and constant velocity joints which utilize state of the art technology; and (iv) complete the transfer of our piston operations in the Mexico City metropolitan area to our piston plant in Celaya, Guanajuato.

         Our automotive parts businesses have received numerous quality awards from the Mexican government, clients and joint venture partners. Transmisiones y Equipos Mecanicos S.A. de C.V. ("Tremec"), our subsidiary which manufactures manual transmissions, received the National Export Award from the Mexican government in both 2000 and 1998 and received a "Supplier of the Year" award from General Motors in 1997. Cardanes, S.A. de C.V., our subsidiary that manufactures propeller shafts and universal joints, Pemsa, our subsidiary that manufactures pick-up bodies and other stamped metal products, and Velcon, S.A. de C.V., our subsidiary that manufactures constant velocity joints, each received a "Supplier of the Year" award from General Motors in 2000, and Pistones Moresa, S.A. de C.V., our subsidiary, which manufactures pistons, received this award in 1998. In addition, in 1998 Tremec was awarded a Shingo Prize for Excellence in Manufacturing, which recognizes manufacturing excellence in the United States, Canada and Mexico and is considered one of the "Triple Crown" of industrial excellence awards, along with the Baldridge National Quality Award and the Deming Prize. The Shingo Prize is administered by the College of Business at Utah State University in partnership with the National Association of Manufacturers of the U.S. We believe that these awards have resulted, among other things, from the ongoing implementation of Unik's total quality improvement efforts. All of our plants that supply OEMs are QS-9000 certified, which qualifies them as approved suppliers to DaimlerChrysler, Ford and General Motors, and Tremec and TF Victor have received 1S0-14001 certification, which is an international standard for environmental management.

Market overview; competition

         We sell automotive products to domestic OEMs for installation in new cars and trucks, as well as to distributors for resale in the automotive parts aftermarket. Our significant OEM customers include DaimlerChrysler, Ford, Freightliner, General Motors, John Deere, Kenworth, Navistar, Nissan, Renault-Nissan, Ssangyong, Volkswagen, Volvo and ZF-Meritor.

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

         The table below presents information concerning our domestic and export sales of automotive parts. Approximately 93% of our exports of automotive parts are to the United States and Canada.

                                                      % of net sales
                                             ---------------------------------
                                               1998        1999         2000
                                             -------      -------      -------
Domestic market
   OEMs................................          21%          19%          21%
   Aftermarket.........................          18%          17%          17%
Export market(1).......................          61%          64%          62%
Total export sales ($ in millions).....      $ 550.4      $ 638.1      $ 686.6

----------

(1) Includes "indirect" exports by OEMs that purchase parts from us.

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

Licensor                                   Product
--------                                   -------
Dana                                       Propeller shafts and universal joints
Dana                                       Rear and front traction axles
Delphi Automotive Systems Corporation      Spark plugs
Eaton                                      Heavy-duty clutches
GKN                                        Constant velocity joints and shafts
Hayes Lemmerz                              Steel wheels and aluminum wheels
TRW                                        Engine valves

         In general, under technology and license agreements, these foreign manufacturers provide us with technological assistance or license their proprietary technology to us in return for a fee based upon a percentage of sales. These technology assistance and license agreements typically were entered into for initial fixed terms, however many are renewed on an annual or biannual basis, and could now be terminated by either party on relatively short notice. We also develop our own technology with respect to some automotive products, such as transmissions, pistons, piston pins, stamping products and tappets, and work with our partners to jointly develop technologies for specific applications.

         We also are partners with some of these foreign manufacturers in joint venture companies that produce various automobile parts utilizing technology licensed by the foreign joint venture partner. In the fourth quarter of 2000, we restructured the ownership of Velcon, our joint venture with Dana and GKN which manufactures constant velocity joints. As a result of this restructure Unik increased its ownership to 51%, GKN increased its ownership to 49% and Dana exited this subsidiary.

         The following is a list of the most significant of our joint ventures and the percentage ownership of the foreign partner in the joint venture:

                                                                         % ownership by joint
Joint venture partner             Joint venture company                     venture partner
---------------------             ---------------------                  --------------------
Delphi Automotive Systems
  Corporation                     Bujias Mexicanas, S.A. de C.V.                  40.0%
Dana                              Spicer, S.A. de C.V.                            49.0
GKN                               Velcon, S.A. de C.V.                            49.0
Hayes Lemmerz                     Hayes Wheels de Mexico, S.A. de C.V.            40.0
TRW                               Moresa, S.A. de C.V.                            40.0


Distribution arrangements

         Our automotive parts products generally are sold by means of purchase orders which require us to supply products for particular model releases during finite terms of up to six months. We have been seeking to increase our participation in the export market, and our automotive parts exports have increased 148.5% from $276.3 million in 1996 to $686.6 million in 2000. In 1996, exports represented 53% of Unik's total sales, while in 2000 exports represented 62% of its total sales.

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

Properties/plants

         During the past few years, we have implemented a modernization program to improve our existing automotive parts facilities and also build new facilities to replace outdated facilities. We invested approximately Ps.1,015,542 in this program in 1998, Ps.868,664 in 1999 and Ps.1,097,298 in
2000. We believe that the resulting improvements in efficiency, the increased flexibility in utilizing excess plant capacity and decreases in fixed costs derived from the plants' modernization program, have enabled us to improve operating margins from 1996 levels, although the improved margins also reflect the increase of capacity utilization from 66% in 1996 to 75% in 2000.

         We produce our automotive parts at 24 plants located throughout Mexico and one plant located in the United States. The following table presents the principal products produced at each of the most significant of these plants and their locations and their respective rates of utilization:

Products                     Location of plant                 Utilization
--------                     -----------------                 -----------
Front and rear axles         La Presa, Estado de Mexico            75%
Heavy-duty transmissions     Pedro Escobedo, Queretaro;            48%
and clutches                 Knoxville, Tennessee
Light and medium-duty        Queretaro, Queretaro                  78%
manual transmissions
Steel wheels                 Tlalnepantla, Estado de               79%
                             Mexico
Aluminum wheels              Chihuahua, Chihuahua                  43%
Pistons                      Celaya, Guanajuato;                   52%
                             Saltillo, Coahuila                    70%
Pick-up truck bodies and     Celaya, Guanajuato                    80%
other stamped metal parts
Constant velocity joints     Celaya, Guanajuato                    99%
Ignition coils, alternators  Tlalnepantla, Estado de              100%
                             Mexico
Spark plugs                  Tlalnepantla, Estado de               84%
                             Mexico
Propeller shafts and         Queretaro, Queretaro                  82%
universal joints
Steel forging                Tlaxcala, Tlaxcala;                   72%
                             Queretaro, Queretaro
Engine valves                Aguascalientes,                       75%
                             Aguascalientes
Gears                        Queretaro, Queretaro                  95%
Gaskets and seals            Naucalpan, Estado de                  66%
                             Mexico
Piston pins                  Celaya, Guanajuato                    52%
Tappets                      Aguascalientes,                       62%
                             Aguascalientes


CHEMICALS

         Our chemicals business, which we conduct through Girsa, produces and sells chemicals and is the leading (and in some cases the only) producer of some of these products in Mexico. Our main chemical products include synthetic rubber, polystyrene, carbon black, phenol, methyl methacrylate or MMA, specialty lattices, phosphates, acrylics, natural pigments, laminates, particle board, adhesives and glues, waterproofing additives and sealants. For the years ended December 31, 1998, 1999 and 2000, our chemicals business contributed 35.7%, 28.0% and 23.0%, respectively, of our consolidated operating income, and 31.1%, 30.0% and 33.8%, respectively, of our consolidated net sales.

         The following table presents the net sales generated by our principal chemicals sector products for the years ended December 31, 1998, 1999 and 2000, and the percentage of this segment's 2000 net sales that is represented by these products:

                                                                                                          % of net
                                                                         Net sales                          sales
                                             ---------------------------------------------------------    ----------
                                                   1998                 1999                 2000            2000
                                             --------------        --------------        -------------    ----------
                                                                        (Pesos in thousands)

Synthetic rubber.......................      Ps.  1,834,849        Ps.  1,459,171        Ps. 1,996,851       25.2%
Phosphate..............................           1,741,768             1,428,641            1,270,833       16.1
Polystyrene............................             818,328               841,377            1,268,229       16.0
Carbon black...........................             771,412               687,930              666,265        8.4
Particle board & laminates.............             589,701               616,034              605,447        7.6
Fester products (mainly asphalt
coatings) and Acriton Products (mainly
acrylic waterproofing).................             492,881               539,787              465,272        5.9
Acrylics sheet.........................             463,126               429,795              462,743        5.9
Adhesives and sealants.................             406,707               391,108              431,569        5.5
Natural pigments.......................             578,948               567,133              319,143        4.0
Phenol.................................             618,047               493,802              310,913        3.9
Emulsions (specialty lattices).........             140,520               141,078              117,542        1.5
                                             --------------        --------------        -------------    -------
   Total...............................      Ps.  8,456,287        Ps.  7,595,856        Ps. 7,914,807      100.0%
                                             ==============        ==============        =============    ========


         Our chemical products are used in the manufacture of a wide variety of other products, including asphalt and plastic modifiers, disposable packaging, tires and other industrial rubber goods, automotive rubber parts, footwear and carpeting. We sell our chemical products in the Mexican and export markets, exporting products to over 50 countries in 2000. Our export sales were $253.6 million in 2000 and $198.8 million in 1999.

         Resirene, S.A. de C.V. ("Resirene"), a Girsa subsidiary which manufactures polystyrene, won the National Quality Award in 2000. We are the only business in Mexico that has received this award for five years (with our automotive parts subsidiary Engranes Conicos having received the award in 1994, our automotive parts subsidiary Velcon having received the award in 1995, our chemicals subsidiary Industrias Negromex, S.A. de C.V. ("INSA"), which manufactures synthetic rubber, having received the award in 1996 and our chemicals subsidiary Nhumo S.A. de C.V. ("Nhumo") which manufactures carbon black, having received the award in 1997). In addition, INSA, Nhumo, and Resirene and our subsidiaries Laboratorios Bioquimex, S.A. de C.V., Plastiglas de Mexico, S.A. de C.V., Rexcel, S.A. de C.V., Quimir, S.A. de C.V. and Productos de Consumo Resistol, S.A de C.V., each has received ISO-9002 or ISO-9001 certification, which are international standards for quality management and assurance adopted by more than 90 countries, thus enhancing Girsa's reputation as a reliable, high quality supplier. In 1997 Nhumo became the first carbon black business in the world to receive ISO-14001 certification, an international standard for environmental management.

Market overview; competition

         Girsa is Mexico's only producer of synthetic rubber, phenol, methyl methacrylate and carbon black, and has a leadership position in the production of polystyrene. The majority of our chemical products are sold in both the domestic and export markets. The domestic market accounted for 69% of our chemicals sales in 2000, and the export market accounted for 31% of such sales. We compete with foreign companies in chemicals such as Shell, Dow Chemical, ICI, BASF, Degussa, Georgia Gulf, Firestone, Albright & Wilson, FMC, Cyro, Wilson Art International, McMillan and Helm in both the Mexican and international markets.

         Certain of our products, such as low pressure laminates, glues, adhesives, acrylic and asphalt roofing systems, however, are sold primarily in the domestic market, where we compete with companies such as National Starch, HB Fuller, Henkel, Alkoat, Johns Mansville and Comex. We believe that we have a leadership position in the production of phosphates, acrylic laminates, natural pigments and laminated plastics and that we are the national leader in adhesives, glues and sealants. Our Resistol brand name is the most widely-recognized brand name for adhesives and glues throughout Mexico. We consider our Resistol, Fester, Acriton and Resikon brand names and the extensive national distribution systems for these lines of products to be significant competitive advantages.

         The chemicals industry is a cyclical business that has experienced depressed conditions since 1998 resulting in lower prices. Although we believe that the chemicals industry has begun to recover and that our focus on specialty products, low-cost production and plant capacity increase during the last few years are likely to mitigate the effects of adverse conditions in the global chemicals market, this might not be the case.

Technology

         With respect to the majority of our chemical businesses, we utilize proprietary technology that we have developed or acquired from third parties. Our carbon black business, for example, utilizes technology developed by Cabot Corporation, our partner in this business and a world leader in carbon black research, development and production. Our polysterene business utilizes technology originally licensed from Monsanto which Girsa has improved and adapted over the years. Similarly, our synthetic rubber business utilizes technology originally licensed from Phillips Petroleum which Girsa has improved and adapted over the years. More recently, we have entered into reciprocal technological exchange agreements in connection with our two joint ventures in synthetic rubber with Repsol Quimica and Uniroyal Chemical, both of which are world leaders in synthetic rubber research, development and production.

Supply arrangements and suppliers

         Petroleos Mexicanos ("Pemex") is one of the principal suppliers of raw materials to our chemical businesses. We have executed agreements with Pemex with respect to styrene monomer, hydrogen cyanide, carbon black feedstock, natural gas and methanol.

These agreements contain contractual assurances as to product quality and volumes and provide for competitive pricing. We also purchase raw materials from numerous other domestic and foreign suppliers. The market for these raw materials is highly price competitive and we believe that there generally is an adequate supply of them.

Products

         The following table presents information with respect to our chemical products:

                                                                                         Raw Materials Necessary
Product                                        Principal Uses                                to Produce Product
-----------------------------     -------------------------------------------------   ------------------------------
Synthetic rubber                  Production of tires, footwear, asphalt and          Butadiene and styrene
                                  plastic modifiers, adhesives, industrial rubber
                                  products, automotive engines and other
                                  automotive parts

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

Carbon black                      Production of tires, ink, hoses, belts and          Carbon black feedstock and
                                  other products using rubber                         natural gas

Phenol/acetone                    Production of phenolic resins, methyl               Cumene
                                  methacrylate, additives, paints, paper, foundry
                                  and aspirin

Specialty lattices                Production of carpeting, chewing gum, rubber,       Butadiene and styrene monomer
                                  paper and tissues

Phosphates                        Detergents, water treatment and soft drink          Phosphoric acid and soda ash
                                  production

Natural pigments                  Coloring of poultry, egg yolks, and shrimp skin     Paprika meal, Marigold meal,
                                                                                      Oleoresin
Acrylic sheets                    Manufacturing of signs, displays,                   MMA
                                  advertisements and safety devices.

Particle boards and laminates     Manufacturing of furniture, office and home         Wood shavings, Melanin, Urea
                                  products, kitchen countertops and tabletops,
                                  and floors

Adhesives and glues               School, home and office supplies, shoe              Cloroprene, vinyl acetate
                                  manufacturing, furniture manufacturing and
                                  carpentry

Waterproofing sealants and        Manufacturing of construction-related products      Monomer acrylic resins
additives


         The synthetic rubber business is the largest business in our chemicals division. In 2000, the synthetic rubber business contributed 25.2% of the chemical sector's net sales. We are the only manufacturer of synthetic rubber in Mexico. We produce both solution rubber and emulsion rubber, as well as elastomers, thermoplastics and specialty rubbers.

We are a leader in the manufacture of asphalt modifying rubbers, which we sell to highway paving companies in the United States and more recently also in Europe. Our synthetic rubber products are exported to over 40 countries, principally the United States, Canada and countries in Europe, South America and the Far East. In 2000, exports accounted for approximately 70% of our synthetic rubber sales.

         In November 1998, Girsa and Uniroyal Chemical Company, a subsidiary of Crompton and Knowles Corporation, formed a joint venture, Paratec, S.A. de C.V. to produce and market Uniroyal's Paracril(R) nitrile rubber products, which are highly resistant to heat and used in automotive engines and other automotive parts. The joint venture is 50% owned by Girsa and 50% owned by Uniroyal. The joint venture relocated Uniroyal's Paracryl(R) production facilities to a newly-built 40,000 metric tons per year, state-of-the-art production plant in Altamira, Mexico. Prior to the formation of this joint venture, Uniroyal and Girsa were parties to a 1996 manufacturing agreement to produce Paracryl(R) rubbers in Mexico.

         In July 1999, Girsa and Repsol Quimica, a subsidiary of Spain's Repsol, S.A., formed a joint venture to produce and market solution synthetic rubbers used in the manufacturing of products such as asphalt, adhesives and footwear. This joint venture created significant synergies due to Girsa's and Repsol Quimica's complementary products and geographic markets, and these synergies have significantly boosted the competitiveness of this business. The joint venture is 50% owned by Girsa and 50% owned by Repsol Quimica and operates under the name Dynasol Elastomeros. Repsol Quimica contributed to the joint venture its styrene-butadiene solution rubber plant in Santander, Spain with a capacity of 110,000 metric tons per year, its strong presence in the European market, particularly in the thermoplastic rubber segment, and a hydrogenated thermoplastics solution rubber plant in Santander, Spain, which had recently begun operations. Girsa contributed to the joint venture its production facility in Altamira, Mexico which produces styrene butadiene and thermoplastic solution rubbers and has a capacity of 90,000 metric tons per year, as well as its strong presence in the NAFTA region, particularly in the diblock copolymer specialties. We believe Dynasol Elastomeros is one of the three largest global producers of special solution styrene-butadiene rubbers and the second largest global producer of hydrogenated thermoplastic rubbers.

         Our polystyrene business produces crystal polystyrene (GPPS) and impact polystyrene (HIPS), which are used in the disposable packaging and packing industries, lighting fixtures, school supplies, office equipment, and home appliances, including audio and video equipment and refrigerators. In 2000, our polystyrene business contributed 16% of the chemical sector's net sales. Most of our polystyrene sales are to the domestic market, where we estimate that our market share in 2000 was approximately 50%. We attribute our dominance in the domestic polystyrene market to our ability to customize products, the quality of our service and our timely delivery.

         We are the only manufacturer of carbon black in Mexico. Carbon black is principally used by the tire industry and we produce it utilizing technology licensed from Cabot, a world leader in carbon black research, development and production. Cabot owns a 40% interest in our carbon black business. We believe that our share of the domestic carbon black market in 2000 exceeded 95% and attribute our dominance to our technology, our large installed plant capacity, our focus on those carbon black varieties which have the highest demand, our continuous development of carbon black varieties with specific competitive advantages for their application, and our low production costs which enable us to price our products competitively. Approximately 20% of our carbon black sales in 2000 were exports, primarily to the United States, Canada and Latin America.

         We are the only domestic manufacturer of phenol, acetone, and methyl methacrylate ("MMA") in Mexico. These products are used in the manufacture of acrylic sheets, aniline, bisphenol A, fertilizers, phenolic resins, polymethyl methacrylate and water treatment products. Approximately 64% of the sales of this business in 2000 were to the domestic market and 49% of our phenol sales and 9% of our MMA sales were exports to the United States and South America. We believe that due to our competitive prices, reliability, customer service and support, we have been able to establish long term relationships and supply contracts with many of our international customers and suppliers.

         Phosphates. Our phosphates business produces chemicals for use in the manufacturing of household detergents, in soft drinks and for water treatment. In 2000, our phosphates business contributed 16.1% of the chemicals sector's net sales. We are the largest manufacturer of phosphates in Mexico, and rank third in rated capacity of industrial sodium phosphates worldwide. In 2000, our exports reached 20 countries in the Americas and accounted for 12% of our total sales of phosphates.

         Natural pigments. We produce natural yellow and red food pigments, and believe that we are one of the largest producers of these pigments in Mexico. Yellow pigments are used primarily to color poultry through poultry feed, and red pigments are used to color poultry, egg yolks and shrimp skins. Approximately, 58% of our sales of these products in 2000 were exports to 22 countries. Our customers include Bayer and Perdue. The raw materials used to produce these products primarily are imported. Our manufacturing technology permits us to work closely with our customers to tailor our products to meet the specific needs of each customer.

         Acrylic sheet. We are the leading manufacturer of acrylic sheets in Mexico. These products are used in the manufacture of signs, displays, advertisements and safety devices. Approximately 53% of our sales of these products in 2000 were to the United States, Canada, Europe, Central and South America. Our principal raw materials are supplied by Fenoquimia, S.A. de C.V., another Girsa subsidiary. Our manufacturing technology allows us to develop differentiated products targeted at greater value-added markets in the different countries where our products are sold.

         Particle board and laminates. We manufacture particle board and laminates using formaldehyde, urea, resins and natural wood shavings. We sell these products to manufacturers in the furniture and construction industries. Ninety-five percent of our sales of these products in 2000 were to the domestic market, with the balance being exported principally to North, Central and South America.

         Adhesives and glues (Resistol). We produce a line of adhesives and glues which we sell under the brand name "Resistol" to retail merchandisers and industrial users throughout Mexico. In addition to household glues, our products include polyvinyl acetate (white glue), contact and acrylic adhesives, sealants and hot melts (specialized adhesives). We sell these products to a variety of industries including shoe manufacturers, the wood and furniture industries, artisans and the automotive industry. We distribute these products to more than 45,000 points of sale throughout Mexico, such as supermarkets, hardware stores and retail outlets as well as to industrial purchasers. The market for these products is highly fragmented. In 1998 we acquired Simon, the Mexican leader in polyurethane adhesives, to strengthen our market share in the shoe industry.

         Waterproofing sealants and additives (Fester, Acriton and Resikon). We produce waterproofing additives and sealants under the brand names Fester, Acriton and Resikon, as well as cement additives and construction coatings, under the Fester brand name, which is a widely recognized brand name in Mexico. We sell these products to manufacturers in the construction industry and to manufacturers of products for household use. We distribute these products through approximately 2,000 distributors located throughout Mexico, many of which carry Fester products exclusively. All of the distributors sell construction-related products and provide homeowners and others with maintenance and repair services using Fester products.

         Properties/plants. The table below presents the location of the facilities at which our chemical products are manufactured and their respective rates of utilization:

           Products                                         Location                              Utilization
-----------------------------------         --------------------------------------------          -----------
Synthetic rubber                            Altamira, Tamaulipas (two sites)                            78%
Polystyrene                                 Coatzacoalcos, Veracruz;                                    89%
                                            Xicohtzingo, Tlaxcala;                                     100%
Carbon black                                Altamira, Tamaulipas                                        89%
Phenol/acetone and methyl                   Cosoleacaque, Veracruz; Tula, Hidalgo                       63%
methacrylate                                                                                           100%
Specialty lattices                          Lecheria, Estado de Mexico                                 100%

Phosphates/phosphorus derivatives           Coatzacoalcos, Veracruz;                                    99%
                                            Tultitlan, Estado de Mexico;                                86%
                                             Lecheria, Estado de Mexico                                 70%
Natural pigments and additives              Queretaro, Queretaro                                        62%
Acrylic sheet                               Ocoyoacac, Estado de Mexico;                               100%
                                            San Luis Potosi, San Luis Potosi                            82%
Laminates/particle board                    Lerma, Estado de Mexico;                                    87%
                                            Zitacuaro, Michoacan                                       100%
Glues/waterproofing sealants                Salamanca, Guanajuato; Mexico City (2 sites)                59%

Food

         Our food operations principally involve the production and sale of pork, shelf-stable branded products and, to a lesser extent, shrimp. For the years ended December 31, 1998, 1999 and 2000, our food segment contributed 14.1%, 12.1% and 1.8%, respectively, to our consolidated operating income, and 22.6%, 23.6% and 15.3%, respectively, to our consolidated net sales.

         Our strategy for our food sector business has been to gradually shift its product mix away from commodity products to branded products which have more stable margins. To that end, we acquired Grupo Corfuerte, S.A. de C.V. ("Corfuerte") in September 1997, Authentic Specialty Foods Inc. ("ASF") in June 1998, and a 60% interest in Grupo Nair, S.A. de C.V., a Mexican producer of canned tuna and other seafood products ("Nair") in December 1998, and divested our poultry operations (which historically had been the largest component of our food sector) and our animal feed operations in December 1999. We are developing our branded food products operations in partnership with J.P. Morgan Capital Corporation, which purchased an 18.6% interest in each of Corfuerte and Authentic Acquisition Corporation, the direct parent of ASF, for an aggregate purchase price of $50 million in 1998. We intend to use Corfuerte as our vehicle for the expansion of our branded food products business in Mexico and Authentic Acquisition Corporation for the expansion of this business in the United States. As of the second half of 2000, we restructured the management of our food sector to address that sector's relatively poor results and appointed Girsa's management team to manage our branded food business and appointed Ernesto Vega Velasco, our senior vice president, and his management team to manage our commodity food business, which consists of pork and shrimp.

         The following table presents the net sales generated by each product line in our food segment for the years ended December 31, 1998, 1999 and 2000 and the percentage of this segment's 2000 net sales that is represented by each product line:

                                                                                                         % of net
                                                                   Net sales                               sales
                                           ---------------------------------------------------------     --------
                                                1998                 1999                 2000             2000
                                           ---------------       --------------       --------------     --------
                                                                        (Pesos in thousands)

Poultry(1).............................    Ps.   2,035,159       Ps.  1,574,442       Ps.          0         0.0%
Shelf-stable branded products..........          1,781,563            2,159,770            1,806,595        50.5
Pork...................................          1,497,446            1,637,093            1,689,523        47.2
Animal Feed(1).........................            495,701              542,640                    0         0.0
Shrimp.................................            113,194               59,497               79,705         2.3
                                           ---------------       --------------       --------------       ------
      Total............................    Ps.   5,923,063       Ps.  5,973,442       Ps.  3,575,823       100.0%
                                           ===============       ==============       ==============       ======

----------

(1)  We divested these businesses in December 1999.

Products

         Pork. Our pork business is conducted through our wholly-owned subsidiary Agroken, S.A. de C.V. and is concentrated principally in the southeastern region of Mexico as well as in the central region, which includes Mexico City. As a result of our acquisition of AgroYuc's production facilities in 1999, we increased our number of sows in production from 12,000 to approximately 49,000 in 1999 and 54,000 in 2000. We have a slaughterhouse and a processing plant for hogs close to the city of Merida, Yucatan, and a slaughterhouse in the central region of Mexico. To satisfy increased domestic demand and to supply growing exports of pork to Japan, we have increased the cutting capacity of our processing plant in recent years. Our sales strategy seeks to reduce the intermediary channels between producers like us and consumers by establishing distribution centers where consumers can buy different pork products directly from us. We currently operate 25 distribution centers and plan to open 24 more in 2001. Our pork products are marketed under the "Keken" brand name.

         Shelf-stable branded products. Our branded food product operations are conducted in Mexico through Corfuerte and in the United States through Authentic Acquisition Corporation. With our "Del Fuerte" brand, we are a domestic leader in the production of tomato sauce and related products and canned vegetables. We also have a large share of the domestic corn oil and gelatin with our "La Gloria" brand of products. We participate in the canned jalapeno peppers market and in the salsa market with our "La Victoria" and "La Cumbre" brands, in the coffee market with our "Blason" and "Latino" brands, and in the canned tuna market with our "Nair" brand. Gourmet products are marketed under our "Perigord" brand We also have exclusive distribution rights in Mexico for "Reynolds" aluminum foil and "Smuckers" jams, which have been embraced by the domestic market and continue to increase in market share.

         In the United States, we manufacture and/or distribute a wide variety of high quality, authentic Mexican food products such as salsas, taco sauces, other Mexican sauces, and items such as jalapeno peppers under labels that include La Victoria(TM) and Embasa(TM). Our products are targeted principally at the U.S. Hispanic market, and our brands have strong market positions in the southwestern and western regions of the United States, particularly in Texas and California.

         Shrimp. Our shrimp business remains in the development stage with no substantial sales having been made to date. It is conducted through Aquanova.

Market overview; competition

         Pork. The pork industry in Mexico is highly fragmented, but smaller, inefficient growers in Mexico are being replaced by larger, higher quality, more efficient, integrated companies, principally located in the states of Sonora, Sinaloa and Yucatan. We have developed a fully integrated business with high quality genetics and advanced farming techniques, composed of breeding farms and facilities for raising, slaughtering, cutting and processing hogs. We have a greater than 50% market share in the Southeastern region of Mexico and have continued to gain market share in the important central region, which includes Mexico City. In August 1999, we acquired the production facilities of Agroindustrias Yucatan ("AgroYuc"), our partner in the pork business, and contributed these production facilities to Grupo Porcicola Mexicano, our joint venture with AgroYuc, raising our participation in this joint venture to 66% from 51%. AgroYuk owns the remaining 34% of this joint venture. As a result of these transactions, we became the leader in the marketing of pork in Mexico. Since 1998, we also have exported pork to Japan.

         Shelf-stable branded products. The shelf-stable branded food industry in Mexico is highly competitive. Corfuerte has significant market shares in Mexico with respect to tomato sauce and related products, canned vegetables and corn oil. Its principal competitors are Del Monte, Herdez, La Costena and Clemente Jacques. The principal competitors of Nair's products are Herdez, Dolores, Tuny, Calmex and Ybarra. In the United States, our products compete principally with Mexican food products that are distributed in the southwestern and western regions of the United States and are targeted principally to the Hispanic market. Our brands have strong market positions in these regions, particularly Calidad(TM) in Texas.

Properties/plants

         Below is a list of the principal production facilities of our food segment and their respective rates of utilization:

          Activity                          Location                             Utilization
     ------------------------------     --------------------------------         -----------
     Pork production/slaughterhouse     Yucatan, Guanajuato and                      100%
                                          Quintana Roo
     Pork processing                    Yucatan                                      100%
     Canning                            Sinaloa, Tlaxcala, Oaxaca and
                                           California (USA)                           47%
     Shrimp production                  Sinaloa and Nayarit                          100%
     Shrimp laboratory                                                               100%

         In addition, Corfuerte has nine distribution centers in Mexico.

Real Estate

         Through Dine, we acquire and develop land for commercial (office buildings and shopping malls), residential and tourism/resort uses. We have over 20 years of experience in this sector and believe that we are the largest diversified real estate developer in Mexico. Dine owns large land reserves for residential development in the Mexico City metropolitan area as well as properties for tourism development along the Pacific coast of Mexico. We focus on the upper income segments of the real estate market, developing high quality projects that are unique in their respective market segments. Dine was the developer during the late 1960s, 1970s and early 1980s of "Bosques de las Lomas," a five million square meter upper-income residential and commercial development in Mexico City and of "La Estadia," a high-income residential suburb of Mexico City. Our more recent projects include the Centro Comercial Santa Fe in Mexico City, which is Mexico's largest regional shopping mall, Arcos Bosques

Corporativo, which is Mexico City's largest office complex, Punta Mita, which is an upscale tourist resort that includes a new hotel and championship golf course developed in partnership with Four Seasons Hotels, and La Punta Bosques and Bosques de Santa Fe, both of which are high-income residential projects in Mexico City.

         For the years ended December 31, 1998, 1999 and 2000, our real estate business contributed 8.5%, 9.3% and 6.8%, respectively, of our consolidated operating income and 3.4%, 3.5% and 4.2%, respectively, of our consolidated net sales. As part of our strategy for this sector, we continue to assess the profitability of each of our real estate projects. As a result of these assessments, in December 2000 we sold our land holdings in Xaac, which consisted of 515,000 square meters of beachfront property in the state of Quintana Roo, to a Spanish hotel group for $7.3 million in cash, and in February 2001 we sold our participation in the Four Seasons Punta Mita Hotel to Strategic Hotel Capital ("SHC") for an aggregate consideration of $52 million (including the assumption by the buyer of $11 million of net debt). We currently are in the process of seeking a buyer for our 50.1% interest in Centro Comercial Santa Fe.

         The following is a list of the major properties being developed by Dine, which are discussed in greater detail below:

                                                                     Ownership
                                                                        by
Name and location                                 Land area            Dine             Other partners
-------------------------------------------    ------------------    ---------     ------------------------
                                               (square meters)          (%)
Commercial development projects(1)
Arcos Bosques Corporativo, Mexico, D.F.
                                                        72,570           100       None
Centro Comercial Santa Fe, Mexico, D.F.
                                                       300,000          50.1       El Puerto de Liverpool,
                                                                                   El Palacio de Hierro and others
Residential development projects
La Punta Bosques, Mexico, D.F.                         293,000(2)        100       None
Bosques de Santa Fe, Mexico, D.F.                    1,100,000            50       Several individuals

Tourist/resort development projects
Punta Ixtapa, Guerrero                                 390,000           100       None
Punta Mita, Nayarit (Phase I)(3)                     1,030,000            85       Four Seasons Hotels

Other properties
Bosques de la Estadia, Estado de Mexico(4)           6,269,086            63       Fernando Senderos Mestre,
                                                                                   Victor de la Lama Cortina

                                                                     Ownership
                                                                        by
Name and location                                 Land area            Dine               Other partners
-------------------------------------------    ------------------    ---------     ------------------------------
                                               (square meters)          (%)
                                                                                   and members of their families
Los Cabos, Baja California Sur(5)                       38,521            15       Grupo Casa, S.A. de C.V.
Punta Gorda, Baja California Sur                     4,000,000            25       Grupo Casa, S.A. de C.V.
Tepeji del Rio, Hidalgo                              3,850,000            59       Several individuals
Punta Mita, Nayarit (other than Phase I)             5,740,000           100       None

----------

(1) In addition to the commercial development projects listed above, Dine owns a 33% interest in 89,000 square meters adjacent to the Santa Fe shopping mall project that are held for commercial development.

(2)   Dine has seven lots that remain to be sold for this project.

(3) Punta Mita Phase I consisted of a world class luxury hotel, an 18-hole championship golf course and clubhouse and a timeshare resort development. Four Seasons Hotels participated in each of these components with an ownership interest of 30.77% in the hotel, 12.31% in the golf course, and 30.77% in the timeshare resort. In February 2001, Dine and the Four Seasons Hotels sold their participation in the hotel. Based on the relative sizes of the two components of this development still owned by Dine and the Four Seasons Hotels, the total participation of Four Seasons Hotels in Phase I is approximately 16%.

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

      We invested approximately Ps.979,873 in 1998, Ps.611,684 in 1999, and Ps.758,375 in 2000 to develop our real estate properties for commercial, residential and resort use.

Strategy for the real estate sector

         We intend to continue to sell our existing inventory of developed properties, so long as conditions in the real estate market in Mexico remain favorable. We also intend to continue to seek partnerships through which to develop our land reserves in order to reduce our risk and increase the margins and market share of our real estate sector. We also continue to evaluate the profitability of each of our remaining real estate projects and may decide to divest additional properties in the future.

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

Commercial developments

         Arcos Bosques Corporativo. This project consists of a five-phase development of office space located in Bosques de las Lomas near the Mexico City-Toluca highway. Each phase includes the construction of a separate building. We completed the construction of the East building (Phase 1) in July 1993 and of the East Tower (Phase 2) in June 1996. We relocated our headquarters to the East Tower in 1997 and purchased 15,000 square meters of this development (approximately 25% of the available space in the East Tower) for this purpose. All of the space in the East Tower has been sold. We began the construction of the North building (Phase 3) in 1997 to meet existing demand for office space which recovered in 1997, and plan to complete it in 3 stages. We completed and sold all of the available space in stage 1 of the North building in 1998 and began constructing stage 2 in November 1999 pursuant to a 50/50 partnership with Ingenieros Civiles Asociados ("ICA") which is Mexico's largest construction company. Stage 2 will consist of approximately 18,000 square meters of office space. Pursuant to our partnership agreement with ICA, Dine contributed the land and permits, valued in the aggregate at approximately $7.5 million, and ICA agreed to contribute an equal amount in construction labor and services. Each partner thereafter is required to contribute 50% of the cash required to complete Stage 2. We estimate that the total cost for Stage 2, including the contributions already made by the partners, will be $21 million. Phases 4 and 5 of Arcos Bosques Corporativo consist of the construction of the West building and the West Tower, respectively. The timetable for these phases has not been established. The total investment budget allocated to all five phases of Arcos Bosques Corporativo is $340 million, of which approximately $160 million already has been invested.

         Centro Comercial Santa Fe. In association with El Palacio de Hierro, El Puerto de Liverpool and others, we entered into a contract with the government of Mexico City pursuant to which we developed a shopping mall in the Santa Fe zone in Mexico City, near Bosques de las Lomas. We believe that the shopping mall is the largest development of this type in Mexico. Construction of the first phase was completed in November 1993, when the Santa Fe shopping mall officially opened, at a total cost of $102 million. A second phase was completed in October 1995 at a total cost of $13 million. This additional phase consists of an entertainment complex with movie theaters and a children's center, a fitness center and additional retail space including one medium-sized department store which has not yet been leased. The shopping mall encompasses a total of approximately 100,000 square meters of retail space, as well as approximately 200,000 square meters of additional space for parking, tunnels and access roads. We retained 50.1% ownership of this project, excluding the department stores, which are owned by El Palacio de Hierro, El Puerto de Liverpool, Sears and Sanborn's, and we are entitled to receive retail income from future leasing activity. As of December 31, 2000, 99.7% of the available space in this project was leased.

Approximately 89,000 square meters of undeveloped land adjacent to the Santa Fe project remains available for future commercial development, of which we own 33%. We generate additional income from the collection of parking fees at this project. In November 2000, we decided to divest this project and we are currently seeking a buyer for it.

Residential developments

         Bosques de las Lomas--La Punta. We completed construction of the infrastructure for a 293,000 square meter high-income residential community in Bosques de las Lomas. Sales of undeveloped lots in this project commenced in September 1993 and approximately 88% of the properties had been sold by the end of 2000. We own 100% of the project and are the sole developer and manager. The total investment was approximately $40 million, including the cost of constructing a bridge that connects the development to Bosques de las Lomas.

         A new phase of La Punta, La Punta Peninsula, is expected to result in the construction of four twelve-story residential buildings, each containing 25 condominiums. We entered into an agreement in principle with Terrum, a Mexican real estate company, under which we contributed the land for the Peninsula project and Terrum agreed to construct and sell the units. The construction of one of the buildings in the Peninsula project was completed in 2000. The first 14 units of this building have been sold and we expect to sell the remaining units in 2001.

         Bosques de Santa Fe. This 1,100,000 square meter development, located two miles south from the Santa Fe shopping mall, is currently being developed in partnership with private investors. The current plans call for the development of a high-income residential community with a nine-hole golf course. We own 50% of this land. We began building the infrastructure for this project in 1998 and commenced selling lots in June 1998. As of December 31, 2000, we had sold approximately 50% of the lots available.

Tourist/resort developments

         Punta Ixtapa. This development is a resort encompassing approximately 390,000 square meters located in the western side of the hotel zone of Ixtapa. As currently planned, the total project will consist of a residential area containing lots for private construction, finished homes, villas and condominiums, a recreation center and two beach clubs. This project is intended to be developed in five phases over an eight-year period. The first phase, consisting of the construction of finished homes and villas on a site of approximately 63,000 square meters, has been fully sold and construction is completed. The second and third phases, consisting of the development and sale of undeveloped residential lots on a site of approximately 153,000 square meters, commenced in June 1993, and approximately 80% of the lots were sold as of December 31, 2000. The remaining land is available for two additional phases of development for which firm plans have not yet been formulated. The total cost of the development is currently projected at $85 million, of which $65 million has been allocated for the first three phases.

         Punta Mita. We commenced in early 1997 the development of a 7.1 million square meter resort project located on beach front property in Costa Banderas, Nayarit, which is near Puerto Vallarta on the Pacific coast of Mexico. This project is intended to be developed in seven phases over a 15-year period. The first phase was developed in partnership with Four Seasons Hotels and includes a world class luxury hotel consisting of 100 guest rooms, together with restaurants, bars, banquet, meeting and other public rooms, an 18-hole championship golf course and clubhouse, a tennis and sports complex, a fitness club, a spa facility, timeshare units, and residential lots. We invested $100 million in the first phase of this project. We completed the construction of the golf course in 1998, under the supervision of Jack Nicklaus and completed the construction of the hotel in 1999. The hotel and golf course opened for business on September 1, 1999. The hotel was expanded to 140 rooms in 2000. We sold our participation in the hotel to SHC in February 2001, as the hotel had already achieved our objective of anchoring the project. We received consideration of $52 million in the sale (including the assumption by the buyer of $11 million of net debt) of which we used $26.5 million to reduce consolidated debt. The hotel will continue to be operated by Four Seasons Hotels Ltd. pursuant to a long term contract.

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

Competition

         We believe that Dine is one of the largest real estate developer in the commercial, retail and residential real estate markets in Mexico City. We compete with many smaller Mexican real estate developers and at least two large real estate developers.

NAFTA

         The North American Free Trade Agreement ("NAFTA") became effective on January 1, 1994. Under NAFTA, Mexico, the United States and Canada agreed to phase out tariffs and other trade barriers on each other's products, as well as to liberalize or eliminate many barriers to investment. The lowering of U.S. and Canadian trade barriers has facilitated access to those markets while the lowering of Mexican barriers to U.S. and

Canadian products, and in some cases investments, also has increased the competition in the Mexican market. While most changes required by NAFTA had to be implemented during the first six years of operation of the agreement, tariff and non-tariff restrictions on the most sensitive products will continue to be phased down until 2003, or in the case of a few products, 2008.

         In the automotive sector, NAFTA required Mexico to reduce its tariff on most parts by 50% in 1994, and the remainder is being phased out over ten years, ending in 2003. The United States has phased out its tariffs on automotive parts exported from Mexico as of January 1, 1998. NAFTA also obligates Mexico to gradually phase out the trade balancing and domestic value-added requirements imposed on original equipment manufacturers (OEMs), eliminating those requirements by 2004. While those requirements in part have protected and, to a diminishing extent, continue to protect Mexican parts producers, the phasing out of artificial restrictions is facilitating the integration of the North American industry, with beneficial effects for efficient Mexican parts producers such as Desc. We believe these and other changes could increase demand for Mexican automotive parts among U.S., Mexican and Canadian OEMs during the next ten years. However, these changes also could increase competition among automotive parts manufacturers in Mexico.

         In the chemicals industry, NAFTA requires Mexico to phase out its tariffs to reduce barriers to foreign investment in Mexico, and imposes requirements that prohibit Pemex from discriminating against U.S. or Canadian persons in the supply of raw materials over which Pemex has a monopoly. Most of these changes with respect to Pemex already have been implemented by the Mexican government, and therefore NAFTA is unlikely to have a significant new effect on the businesses conducted by Girsa.

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

         In the food sector, NAFTA also implements procedures for certification of conformity with health and sanitary requirements to facilitate the export of Mexican pork and other agricultural products to the United States. The regulatory clearing procedures for importing pork products from Mexico's Yucatan Peninsula and the Northwest region into the United States have been put in place and these areas have been certified as disease-free areas by the U.S. Department of Agriculture. The state of Sonora has already begun exporting pork products to the United States. It is expected that products from the other areas will start entering the United States by the end of 2001.

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

         In addition, our subsidiary Nhumo, which manufactures carbon black, became the first carbon black business in the world to receive ISO-14001 certification in 1997 and our subsidiaries TREMEC, which manufactures transmissions, and TF Victor, which manufactures gaskets and seals, also received this certification in 2000. ISO-14001 is an international environmental management standard first adopted in 1996 by the International Organization for Standardization that requires commitment to continuous environmental improvement and compliance with all applicable environmental laws.

Patents and Trademarks

         We have a number of Mexican, U.S. and foreign patents, registered trademarks, trade names and trade secrets and applications for, or licenses in respect of, the same that relate to various businesses. We believe that certain of these intellectual property rights are of material importance to the businesses to which they relate. We also believe that the material patents, trademarks, trade names and trade secrets of its operating subsidiaries and divisions are adequately protected.

Seasonality

         Our business is subject to seasonal effects and we have generally experienced the highest level of business for our real estate sector in the second quarter and the fourth quarter, for our food sector in the third quarter and the fourth quarter, for our chemicals sector in the second quarter and the third quarter and for our automotive parts in the second quarter and the fourth quarter.

Organizational Structure

         Desc is a holding company and its operations are carried out by its direct and indirect wholly owned subsidiaries. Set forth below is a list of our significant subsidiaries, including name, country of incorporation or residence, proportion of ownership interest and, if different, proportion of voting power held.

==============================================================================================================
           Name of Entity                Country of Incorporation or        Proportion of Ownership Interest
                                                  Residence                or Proportion of Voting Power Held
==============================================================================================================
Unik, S.A. de C.V...................  Mexico                                            99.9%
Girsa, S.A. de C.V..................  Mexico                                            99.9%
Dine, S.A. de C.V...................  Mexico                                            99.9%
Agroken, S.A. de C.V................  Mexico                                            99.9%
Aquanova, S.A. de C.V...............  Mexico                                            99.9%
Grupo Corfuerte, S.A. de C.V........
                                      Mexico                                            77.2%
Authentic Acquisition
Corporation, Inc....................  Delaware, U.S.A.                                  81.3%
--------------------------------------------------------------------------------------------------------------


         Collectively, Unik, Girsa, Dine, Agroken, Aquanova, Grupo Corfuerte and Authentic Acquisition Corporation control or own majority interests in more than 100 companies.

Property, Plants and Equipment

         Our corporate headquarters and executive offices, which we own, are located in Mexico City, Mexico and measure approximately 7,200 square meters. We believe that all our current properties and facilities are adequate for our present needs.

         For a description of our properties and plants, please reference each of the business segment descriptions set forth above under the heading "--Business Overview."


Item 5.  Operating and Financial Review and Prospects

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

         Mexico experienced high inflation in some of the periods covered by the Financial Statements. The annual rates of inflation in Mexico, as measured by changes in the NCPI, were 27.7% in 1996, 15.7% in 1997, 18.6% in 1998, 12.3% in
1999 and 9.0% in 2000. Mexican GAAP requires that the Financial Statements recognize the effects of inflation. Financial statements are adjusted by applying NCPI factors. As a result, financial statements prepared under Mexican GAAP are stated in constant terms, that is, with adjustment for inflation, rather than in nominal terms. Therefore, all data for all periods in the Financial Statements, and the financial information derived from the Financial Statements and presented in this section, unless otherwise indicated, have been restated in constant Pesos as of December 31, 2000. Increases or decreases shown as percentages reflect variations in constant Pesos. Peso figures are in thousands of constant Pesos, unless otherwise noted.

Recent Developments

         As part of our strategy to improve the operating results of our food sector, we appointed Mr. Enrique Ochoa Vega as the Chief Executive Officer of the branded products business of Agrobios (Corfuerte, ASF and Nair). Mr. Ochoa will continue to serve in his current position as Chief Executive Officer of Girsa.

         On January 18, 2001, we announced the creation of an Executive Committee, which reports directly to our board of directors. See "Item 6. Directors, Senior Management and Employers-Committees of the Board of Directors" for additional information concerning the Executive Committee. All of Desc's corporate departments will report directly to Luis Tellez Kuenzler and each of our sectors will report to the Executive Committee. The purpose of the Executive Committee is to facilitate the decision-making process and management of Desc.

         On February 27, 2001, Desc sold the Four Seasons Resort located in Punta Mita, Nayarit, to Strategic Hotel Capital LLC for $52 millon. The Four Seasons Resort Punta Mita, which performed exceptionally during its first year of operations, represents a very important anchor for Dine's Punta Mita project, which has become a top tourist attraction in the Bahia de Banderas region.

         On May 9, 2001, we named Arturo D'Acosta as our new chief financial officer. Mr. D'Acosta, who was most recently our director of corporate treasury, will report directly to Mr. Tellez.

Results of Operations for Years Ended December 31, 2000, 1999 and 1998

         The following table provides information derived from our Financial
Statements:

                                                                          Year ended December 31,
                                                         ------------------------------------------------------------
                                                              1998                    1999            2000
                                                         -----------------     -----------------   ------------------
                                                                    (In thousands, except percentages)

Net sales.........................................       Ps.    26,176,034     Ps.    25,329,850   Ps.     23,439,306
Cost of sales.....................................              18,859,146            18,255,984           17,444,972
Gross margin......................................                   28.0%                 27.9%                25.6%
Operating expense.................................       Ps.     3,541,180     Ps.     3,738,732   Ps.      3,731,019
Operating income..................................               3,775,708             3,335,134            2,263,315
Operating margin..................................                   14.4%                 13.2%                 9.7%
Comprehensive financial result....................       Ps.   (1,442,325)     Ps.       446,528   Ps.      (689,957)
Equity in associated companies and
   unconsolidated subsidiaries....................               (132,380)               46,483             (10,302)
Impairment of fixed assets........................                (37,739)            (220,736)            (152,026)
Other income (expenses), net......................                (97,655)            (241,242)            (428,102)
Provisions for income taxes and
     employee profit sharing......................                 532,003              889,843              554,016
Profit on the sale of subsidiaries................                 119,517              153,746                    0
Net majority income...............................               1,131,806            1,935,073              274,895
Depreciation and amortization.....................               1,140,587            1,139,098            1,183,778
Capital expenditures(1)...........................               4,990,938            3,470,260            2,510,839
Exports ($ in millions)...........................                $  822.3             $  933.1           $  1,037.7

----------

(1)  Includes investments in real estate projects.

      The following table presents financial data from our consolidated statements of income expressed as a percentage of net sales:


                                                   Year ended December 31,
                                              --------------------------------
                                               1998         1999         2000
                                              ------       ------       ------

Net sales..................................   100.0%       100.0%       100.0%
Cost of sales..............................    72.0         72.1         74.4
Gross margin...............................    28.0         27.9         25.6
Operating expenses.........................    13.5         14.8         15.9
Operating margin...........................    14.4         13.2          9.7
Comprehensive financial result.............    (5.5)        (1.8)        (2.9)
Equity in associated companies and
   unconsolidated subsidiaries.............    (0.5)         0.2         (0.0)
Other expenses, net........................    (0.4)        (1.0)        (1.8)
Majority income ...........................     4.3          7.6          1.2

         Our business operations have been adversely affected by the continued weakness of the U.S. economy. To address this challenge, we have adopted various measures that are designed to reduce our cash expenditures. These measures include reducing our net debt, and thereby reducing our total financial expenses, divesting various underperforming assets, decreasing capital expenditures (our target for 2001 is approximately $100 million excluding the Velcon business), and keeping salary increases below the rate of inflation.

         We can make no assurance that these measures will be sufficient to prevent our business from continuing to be adversely affected by the U.S. economy.

         2000 and 1999 compared. Consolidated net sales for 2000 decreased 7.5% to Ps.23,439,306 compared to Ps.25,329,850 in 1999. This decrease was mainly due to a 40.1% reduction in the sales of our food sector in 2000, which resulted from the divestiture of our poultry business in December 1999, and to the appreciation of the Peso relative to the Dollar during the course of 2000 which reduced the Peso value of our 2000 Dollar-denominated sales. Historically, the poultry business had been the largest component of our food sector. Our automotive parts sector's sales increased slightly in 2000 by 0.7% despite the slowdown in the U.S. economy in the fourth quarter of 2000. Our chemical sector's sales rose 4.2%, reflecting price increases for most products, while our real estate sector registered an increase of 13.6% in sales due to our Punta Mita and Bosques de Santa Fe projects. Exports reached $1,037.7 million during 2000, an increase of 11.2% when compared to the $933.1 million registered in 1999, due to the significant increase in exports of automotive parts and chemicals, which increased 7.6% and 27.6% in 2000, respectively. Cost of sales decreased 4.4% to Ps.17,444,972 during 2000, from Ps.18,255,984 in 1999. The decrease in cost of sales was lower than the decrease in sales due to higher raw material prices in our chemicals sector and the significant rise in natural gas prices. As a result, gross margin was 25.6%, 2.3% below the gross margin for 1999. Operating expenses decreased 0.2% to Ps.3,731,019 in 2000, compared to Ps.3,738,732 in 1999 mainly as a result of the savings resulting from the sale of the poultry business, which partly offset operating expense increases of 11.1% and 50.1% respectively, in our automotive parts and real estate sectors in 2000 as well as salary increases above inflation. Our operating margin decreased from 13.2% in 1999 to 9.7% in 2000 as a result of these factors. Net majority income decreased 85.8% from Ps.1,935,073 in 1999 to Ps.274,895 in 2000. This decrease was mainly due to lower operating profit, higher foreign exchange losses, and extraordinary charges principally related to the restructuring of the food sector.

         1999 and 1998 compared. Consolidated net sales decreased 3.2% in 1999, to Ps.25,329,850 from Ps.26,176,034 in 1998. This decrease was due mainly to lower sales in the chemicals sector, which resulted from lower prices. Export sales increased by 13.5% in 1999 to $933.1 million from $822.3 million in 1998, primarily due to increased exports of automotive parts and food products. Cost of sales decreased 3.2% in 1999 to Ps.18,255,984 from Ps.18,859,146 in 1998, in line with the decrease in net sales. Consequently, gross margin decreased only slightly to 27.9% in 1999 from 28.0% in 1998. Operating expenses increased 5.6% in 1999 to Ps.3,738,732 from Ps.3,541,180 in 1998, mainly due to increased operating expenses in the food sector, as a result of including Nair for the full year and increased distribution costs in our poultry and pork businesses in 1999, and in the real estate sector, as a result of the commencement of operations of the Four Seasons Hotel that we built in Punta Mita in 1999. These factors led to an 11.7% decrease in operating income from Ps.3,775,708 in 1998 to Ps.3,335,134 in 1999. Our operating margin was 13.2% in
1999 compared to 14.4% in 1998 due to lower margins in the chemicals sector and in the poultry and pork businesses of our food sector and the appreciation of the Peso against the Dollar in 1999 which increased our Peso costs and reduced the benefit of our Dollar-denominated sales. Net majority income during 1999 increased 71.0% from Ps.1,131,806 in 1998 to Ps.1,935,073 primarily due to foreign exchange gains that resulted from the appreciation of the Peso relative to the Dollar during 1999.

Automotive Parts

         The following table presents selected operating data for our automotive parts segment:

                                                                       Year ended December 31,
                                                        -----------------------------------------------------
                                                             1998                 1999             2000
                                                        ----------------    --------------   ----------------
                                                                      (In thousands, except percentages)

Net sales............................................   Ps.   10,876,582    Ps. 10,854,485   Ps.   10,935,622
Cost of sales........................................          8,048,929         7,942,089          8,024,381
Gross margin.........................................              26.0%             26.8%              26.6%
Operating expenses...................................   Ps.    1,170,554    Ps.  1,180,368   Ps.    1,311,516
Operating income.....................................          1,657,099         1,732,028          1,599,725
Operating margin.....................................              15.2%             16.0%              14.6%
Depreciation and amortization........................   Ps.      535,403    Ps.    561,554   Ps.      574,020
Capital expenditures.................................          1,015,542           868,664          1,097,298

         2000 and 1999 compared. The automotive parts sector's net sales for 2000 increased 0.7% to Ps.10,935,622 from Ps.10,854,485 in 1999. While we were able to sustain our sales growth in the domestic market and increase our exports by 7.6% in 2000, to $686.6 million from $638.1 million in 1999, the appreciation of the Peso relative to the Dollar reduced the Peso value of our 2000 Dollar-denominated sales resulting in only a 0.7% net sales increase. During 2000, exports represented 61.8% of the sales of this sector, while in 1999 they represented 63.8%. The decrease in the percentage of our sales that is represented by exports was mainly due to the growth in the production of automobiles in the domestic market, which reached record levels. Costs of sales increased 1.0% to Ps.8,024,381 in 2000. Operating expenses increased 11.1% in 2000 to Ps.1,311,516 from Ps.1,180,368 in 1999, reflecting salary increases in 2000 which were above the rate of inflation. As a result, operating profit decreased 7.6% in 2000 to Ps.1,599,725 from Ps.1,732,028 in 1999. Operating margin for 2000 was 14.6%, compared to 16% in 1999.

         1999 and 1998 compared. The automotive parts sector's net sales for 1999 decreased 0.2% to Ps.10,854,485 from Ps.10,876,582 in 1998, principally due to the appreciation of the Peso relative to the Dollar during 1999 which lowered the Peso value of our Dollar-denominated sales. Exports were $638.1 million in 1999, representing an increase of 15.9% from $550.4 million in 1998, and accounted for 64% of this sector's sales in 1999 as compared to 61% in 1998. This increase in exports was primarily due to increased sales of transmissions in the U.S. Cost of sales decreased 1.3% in 1999 to Ps.7,942,089 from Ps.8,048,929 in 1998 principally as a result of the implementation of operational improvements and cost-cutting programs and lower costs of raw materials. Operating expenses increased 0.8% in 1999 to Ps.1,180,368 from Ps.1,170,554 due principally to the payment of higher sales commissions and increased promotional expenditures. All of the above boosted operating income by 4.5% from Ps.1,657,099 in 1998 to Ps.1,732,028 in 1999. Operating margin increased to 16.0% in 1999 from 15.2% in 1998.

Chemicals

         Beginning in 2000, we combined our diversified products segment, which includes adhesives, glues, waterproofing, additives and sealants, with our petrochemicals segment. These businesses are operated under Girsa, and are now reported together as our chemicals segment. Prior years results have been restated to reflect this change. The following table presents selected operating data for our chemicals segment:

                                                                    Year ended December 31,
                                                  -------------------------------------------------------
                                                       1998                1999                2000
                                                  --------------      --------------      ---------------
                                                              (In thousands, except percentages)

Net sales.......................................  Ps.  8,456,287      Ps.  7,595,856      Ps.   7,914,807
Cost of goods sold..............................       5,874,834           5,433,964            6,177,172
Gross margin....................................           30.5%               28.5%                22.0%
Operating expenses..............................  Ps.  1,279,325      Ps.  1,226,918      Ps.   1,216,250
Operating income................................       1,302,128             934,974              521,385
Operating margin................................           15.4%               12.3%                 6.6%
Depreciation and amortization...................  Ps.    324,322      Ps.    311,442      Ps.     300,119
Capital expenditures............................         498,449           1,186,956              336,001

         2000 and 1999 compared. During 2000, net sales increased 4.2% to Ps.7,914,807 from Ps.7,595,856 in 1999. The increase in sales was mainly due to higher international prices for synthetic rubber, carbon black and phenol, and higher volumes sold of polystyrene, acrylics, synthetic rubber and decorative laminates in 2000. Cost of sales increased 13.7% in 2000 to Ps.6,177,172 from Ps.5,433,964 in 1999, reflecting significant price increases in 2000 for some of our raw materials such as butadiene, styrene and cumene (some of which increased up to 100%) and significantly higher natural gas prices. We implemented various initiatives to offset the negative environment in the chemicals cycle, including aggressive cost reduction and productivity programs in all of our chemicals businesses. These included programs aimed at increasing the efficiency and volume of our synthetic rubber and polystyrene production processes and the optimization of our installed capacity. As a result of these initiatives, operating expenses decreased 0.9% to Ps.1,216,250 during 2000, compared to Ps.1,226,918 in 1999. The previously-mentioned factors and our inability to pass the increases in the cost of raw materials and natural gas to our customers, caused our operating profit to decrease

44.2% from Ps.934,974 in 1999 to Ps.521,385 in 2000, and our operating margin to decrease to 6.6% in 2000 compared to 12.3% in 1999.

         1999 and 1998 compared. During 1999, net sales declined by 10.2%, from Ps.8,456,287 in 1998 to Ps.7,595,856. The decline in sales was due to continued lower international prices for chemicals in general and lower demand for these products in Asian countries, which were only partially offset by a shift in our product mix toward specialty products which are less affected by the chemicals cycle. In addition the decline in sales reflects lower sales volumes and prices for phosphates in 1999 which resulted from a price war in the international markets, and the appreciation of the Peso relative to the Dollar in 1999 which reduced the Peso value of our 1999 Dollar-denominated sales. Exports were $198.8 million in 1999, representing a decrease of 2.6% from $204.2 million in 1998, and accounted for 28.4% of this sector's sales in 1999 as compared to 29.3% in 1998. Although the cost of raw materials increased significantly in Dollar terms as a result of the recovery of the chemicals cycle in primary products and the rise in oil prices, our cost of sales actually decreased 7.5% from Ps.5,874,834 in 1998 to Ps.5,433,964 in 1999, primarily due to the appreciation of the Peso relative to the Dollar and the implementation of measures to improve the yield of raw materials. Gross margin decreased from 30.5% in 1998 to 28.5% in 1999 as a result of these factors. Operating expenses decreased 10.6% from Ps.1,279,325 in 1998, to Ps.1,226,918 in 1999 principally as a result of reductions in administrative personnel and the implementation of tighter controls on operating expenses. Operating income declined 28.2% from Ps.1,302,128 in 1998 to Ps.934,974 in 1999 and operating margin decreased to 12.3% in 1999 from 15.4% in 1998.

Food

         The following table presents selected operating data for our food segment:

                                                                          Year ended December 31,
                                                     -------------------------------------------------------------
                                                          1998                   1999                    2000
                                                     --------------         ---------------         --------------
                                                                    (In thousands, except percentages)

Net sales..........................................  Ps.  5,923,063         Ps.   5,973,442         Ps.  3,575,823
Cost of sales......................................       4,478,700               4,518,991              2,712,857
Gross margin.......................................           24.4%                   24.3%                  24.1%
Operating expenses.................................  Ps.    910,932         Ps.   1,049,297         Ps.    823,347
Operating income...................................         533,431                 405,154                 39,619
Operating margin...................................            9.0%                    6.8%                   1.1%
Depreciation and amortization......................  Ps.    220,692         Ps.     197,842         Ps.    211,085
Capital expenditures ..............................       2,407,653                 771,972                317,315

----------

         2000 and 1999 compared. During 2000, net sales decreased 40.1% to Ps.3,575,823 from Ps.5,973,442 in 1999. This decrease was mainly due to the divestiture of the poultry business in December 1999 and to lower sales of branded food products in 2000. Cost of sales decreased 40.0% to Ps.2,712,857 in 2000 compared to Ps.4,518,991 in 1999, and operating expenses decreased 21.5% from Ps.1,049,297 in 1999 to

Ps.823,347 in 2000 due to the divestiture of our poultry business. Operating profit contracted 90.2% due to the sale of the poultry business and the extraordinary charges related to the restructuring in the branded products businesses, which achieved an operating profit of Ps.405,154 in 1999 compared to Ps.39,619 in 2000. As a result of the aforementioned events, operating margin decreased from 6.8% in 1999 to 1.1% in 2000.

         1999 and 1998 compared. During 1999, net sales increased 0.9% to Ps.5,973,442 from Ps.5,923,063 in 1998 as a result of increased sales of branded food products during 1999 which compensated for lower prices in pork and poultry. Cost of sales increased 0.9% in 1999 to Ps.4,518,991 from Ps.4,478,700 in 1998, in line with the increase in net sales. As a result, gross margin remained essentially the same at 24.3% compared to 24.4% during the prior year. Operating expenses increased 15.2% in 1999 to Ps.1,049,297 from Ps.910,932 in 1998, reflecting the expenses of Nair, which were included for the full year in 1999 but only for one month in 1998, as well as higher distribution costs in our poultry and pork businesses due to increased volumes sold and sales made to a larger number of distributors during 1999. These factors led to a 24.0% decline in operating income from Ps.533,431 in 1998 to Ps.405,154 in 1999 and to a decline in operating margin from 9.0% in 1998 to 6.8% in 1999. In 1999, we sold our poultry business to Industrias Bachoco, S.A. de C.V. for $155 million.

Real Estate

         The following table presents selected operating data for our real estate segment:

                                                                            Year ended December 31,
                                                          ---------------------------------------------------
                                                              1998                1999               2000
                                                          ------------        ------------       ------------
                                                                      (In thousands, except percentages)

Net sales
   Residential.......................................     Ps.  545,125        Ps.  665,162       Ps.  280,407
   Tourism/resort....................................     Ps.   74,705        Ps.   85,073       Ps.  420,185
   Commercial........................................          275,540             126,217            295,076
                                                          ------------        ------------       ------------
     Total...........................................     Ps.  895,370        Ps.  876,452       Ps.  995,668
                                                          ------------        ------------       ------------
Cost of sales(1).....................................          456,683             360,940            530,562
Gross margin.........................................            49.0%               58.8%              46.7%
Operating expenses...................................     Ps.  118,362        Ps.  206,679       Ps.  310,131
Operating income.....................................          320,325             308,833            154,975
Operating margin.....................................            35.8%               35.2%              15.6%
Depreciation and amortization........................     Ps.   29,180        Ps.   42,485       Ps.   66,278
Capital expenditures(2)..............................          698,985             214,848             89,764
Investments in real estate projects(3)...............          280,888             396,836            668,611

----------

(1) Includes recognized cost of land, subcontracted construction costs, permit costs, architects' and engineering fees and related costs. These costs are recognized proportionately as revenues are received for the particular project.
(2) Includes expenditures made during the relevant period related to the Santa Fe shopping mall, in which we hold a 50.1% interest, including acquisitions of land, construction costs, permits, and architects' and engineering fees. Does not include expenditures for other projects in our real estate sector which are being developed for sale.

(3) Includes expenditures made during the relevant period for acquisitions of land, construction costs, permits, architects' and engineering fees and related items, except for expenditures related to the Santa Fe shopping mall.

         2000 and 1999 compared. Net sales increased 13.6% from Ps.876,452 in 1999 to Ps.995,668 in 2000. The projects that contributed most to this increase were Bosques de Santa Fe, Punta Mita and Arcos Bosques Corporativo. Cost of sales increased 47.0% to Ps.530,562 in 2000 compared to Ps.360,940 in 1999. Costs increased at a higher rate than sales because there were more projects with lower margins in 2000, such as Arcos Bosques Corporativo and the operation of the Four Seasons Hotel in Punta Mita, resulting in a lower gross margin for the sector of 46.7% in 2000 compared to 58.8% in 1999. Operating expenses increased 50.1% from Ps.206,679 in 1999 to Ps.310,131 in 2000, which was due in large part to the operation of the Four Seasons Hotel in Punta Mita. As a percentage of sales, operating expenses represented 31.1% of sales in 2000 and 23.6% of sales during 1999. As a result of the foregoing, operating profit decreased 49.8%, from Ps.308,833 in 1999 to Ps.154,975 in 2000, and operating margin decreased to 15.6% in 2000 from 35.2% in 1999.

         1999 and 1998 compared. The net sales of our real estate sector decreased 2.1% in 1999 to Ps.876,452 from Ps.895,370 in 1998. The decrease in net sales was mainly due to a lower sales volume in our Bosques de Santa Fe project in the 1999 period compared to the 1998 period when we began marketing this project, which were partially offset by sales in Punta Mita, which opened in September 1999. Cost of sales decreased 21% in 1999 to Ps.360,940 from Ps.456,683 in 1998. The decrease in cost of sales was significantly greater than the decrease in net sales because our 1999 sales mix included more properties with a relatively high profit margin. As a result, gross margin rose to 58.8% in 1999 from 49.0% in 1998. Operating expenses increased as a percentage of net sales in 1999 to 23.6% from 13.2% in 1998, and were Ps.206,679 in 1999 compared to Ps.118,362 in 1998 as a result of the commencement of operations of the Four Seasons Hotel in September, 1999, which we built and operate in partnership with Four Seasons Hotels Limited. As a result, operating income decreased 3.6% in 1999 to Ps.308,833 from Ps.320,325 in 1998, and operating margin decreased to 35.2% in 1999 from 35.8% in 1998.

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

         The following table presents the components of our comprehensive financial result for each of the periods indicated:

                                                                Year ended December 31,
                                            ---------------------------------------------------------------
                                                   1998                  1999                   2000
                                            ------------------     ------------------     -----------------
                                                           (In thousands, except percentages)

Interest expense..........................   Ps.     (988,555)     Ps.    (1,247,668)     Ps.   (1,150,094)
Interest income...........................            374,588                342,194               141,696
UDI variation.............................                  0                (16,884)             (108,022)
Exchange, gain (loss), net................         (1,896,046)               393,227              (310,215)
Gain on monetary position.................          1,067,688                975,659               736,678
Comprehensive financial result............   Ps.   (1,442,325)     Ps.       446,528      Ps.     (689,957)

         2000 and 1999 compared. During 2000, the comprehensive financial result reflected a loss of Ps.689,957, compared to income of Ps.446,528 in 1999. This is attributable principally to: (1) the depreciation of the Peso against the Dollar during 2000, which resulted in an exchange loss of Ps.310,215 compared to an exchange gain of Ps.393,227 in 1999; (2) a 58.6% decrease in interest income during the 2000 to Ps.141,696 from Ps.342,194 in 1999 due to lower interest rates in 2000; (3) UDI variation expense of Ps.108,022 resulting from two issuances of UDI-denominated medium-term notes in 2000 and the inflation adjustment made to such notes and to the UDI-denominated medium-term notes issued in 1999 (UDIs are Peso-denominated, inflation-adjusted units); and (4) a 24.5% decline in monetary gains in 2000, from Ps.975,659 in 1999 to Ps.736,678 due to lower inflation during 2000. These factors more than offset a 7.8% decrease in interest paid in 2000 resulting from lower interest rates.

         1999 and 1998 compared. In 1999, the comprehensive financial result showed a gain of Ps.446,528 compared to a loss of Ps.1,442,325 in 1998. This is attributable principally to the significant appreciation of the Peso against the Dollar during 1999, which resulted in a foreign exchange gain of Ps.393,227 compared to a foreign exchange loss of Ps.1,896,046 in 1998. This more than offset the following factors: (1) an increase of 26.2% in interest expense, from Ps.988,555 in 1998 to Ps.1,247,668 in 1999, resulting from increased consolidated debt in 1999; (2) an 8.6% decline in interest income in 1999 from Ps.374,588 in 1998 to Ps.342,194 due to lower interest rates paid on deposits in 1999; (3) UDI variation expense of Ps.16,884 resulting from the inflation adjustment made to our UDI-denominated medium term notes which were issued in 1999; and (4) an 8.6% decline in monetary gains in 1999 from Ps.1,067,688 in 1998 to Ps.975,659 due to lower inflation during 1999.

Income taxes and employee profit sharing

         In Mexico, until 1998, the nominal corporate income tax rate was 34% of the taxable profits of a company for the fiscal year. The nominal corporate tax rate, however, may not be less than 1.8% of the average value of a company's assets, subject to some adjustments, whether or not the company had taxable income for the year.

         As a result of amendments to the Mexican income tax law which became effective on January 1, 1999, the nominal corporate income tax rate was increased to 35%. The nominal corporate tax rate, however, may not be less than 1.8% of the average value of a company's assets, subject to some adjustments, whether or not the company had taxable income for the year. Under the amended tax law, companies are permitted to defer a portion of their income tax liability on their net taxable income until dividends are paid from that income. For 1999, companies initially were required to pay income tax at a 32% rate, with the remaining 3% income tax liability payable on a proportional basis upon the distribution of dividends. For 2000 and subsequent years, the income tax liability due initially is 30% and the remaining 5% income tax may be deferred. With some exceptions, the amendments to the Mexican income tax laws also limit the extent to which we may reduce our consolidated tax liability by offsetting tax liabilities in some of our subsidiaries against tax losses in other subsidiaries, to 60% of our equity interest in the relevant subsidiaries. We do not expect these changes to have a significant impact on our results of operations.

         In addition, aside from wages and agreed-upon fringe benefits, we and each of our subsidiaries are required by law to provide to our workers a share of our profits equal to 10% of taxable profit of the relevant company, calculated before any adjustments for inflation or amortization of fiscal losses of previous years. The combined statutory rates of corporate income tax and profit sharing were 44.0% for 1998 and 45.0% for 1999 and 2000.

         Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing," became effective on January 1, 2000 for all Mexican companies. Prior to the effective date of this Bulletin, companies reporting under Mexican GAAP did not record the deferred tax effect of recurring temporary differences in the timing of the recognition of income and expenses for financial statement and income tax purposes. These differences, together with other non-recurring and permanent differences between income and expenses for accounting and tax purposes, resulted in an effective income tax rate that was lower than the statutory rate. New Bulletin D-4 requires that the comprehensive deferred effects (assets or liabilities) applicable to the cumulative temporary differences between assets and liabilities for financial statement and tax purposes be recorded. Deferred employee profit sharing will be calculated only for the temporary differences of the year whose reversal period can be determined. Our combined effective income tax rate for corporate income taxes and employee profit sharing was 25.8% in 1998, 26.4% in 1999 and 43.7% in 2000, as compared to the combined statutory rates of 44% in 1997 and 1998 and 45% in 1999 and 2000.

         The initial effect of Bulletin D-4 on Desc amounts to Ps.2,327,204 as of December 31, 1999. This effect was recognized as a long-term liability in 2000 and affected retained earnings. Our cash flows, however, are not affected by the application of Bulletin D-4.

U.S. GAAP Reconciliation

         In 2000, we had net income under U.S. GAAP of Ps.495,344 compared to net income under Mexican GAAP of Ps.274,895. In 1999, we had net income under U.S. GAAP of Ps.1,732,027 compared to net income under Mexican GAAP of Ps.1,935,073. In 1998, we had net income under U.S. GAAP of Ps.1,405,990 compared to net income under Mexican GAAP of Ps.1,131,806. These differences are attributable mainly to the recognition of deferred taxes and employee profit sharing, net of their monetary gain and the effect of the minority interest. The other major reasons for these differences relate to the recognition of the benefits of tax consolidation, as well as the minority interest and inflation effect of the U.S. GAAP adjustments.

         For a further description of these and other adjustments under U.S. GAAP, see Notes 19 and 20 to the Financial Statements.

Economic Conditions in Mexico

         Beginning in December 1994, Mexico experienced an economic crisis characterized by exchange rate instability and devaluation of the Peso, high inflation, high domestic interest rates, negative economic growth, reduced consumer purchasing power and high unemployment. The economic crisis resulted in part from a series of internal disruptions and political and economic events that adversely affected the Mexican economy and undermined the confidence of investors in Mexico. These adverse conditions in Mexico also resulted in an increase in the annual rate of inflation from 7.1% in 1994 to 52.0% in 1995, and a liquidity crisis affecting the ability of the Mexican government and the banking system to refinance or refund maturing debt issues. Mexican interest rates, which averaged 14.1% per annum for 28-day Cetes (Mexican treasury bills) during 1994, increased to an average of 48.4% during 1995. According to government estimates, Mexico's GDP fell by 6.2% in 1995. Mexico's gross international reserves fell sharply at the end of 1994, from $24.5 billion at December 31, 1993 to $6.1 billion at December 31, 1994, and were $15.7 billion at December 31, 1995, as reported by the Banco de Mexico.

         The Mexican economic crisis of late 1994 and 1995 had a profound impact on most Mexican businesses, including Desc. We experienced a significant decrease in demand in the domestic market for many of our products, particularly real estate and consumer products. However, the devaluation also caused imported products to become more costly and therefore less competitive in Mexico, which allowed domestic manufacturers to take advantage of an import substitution effect. Additionally, for those of our products for which there is an export market, such as automotive parts and chemicals, the devaluation enabled us to compete more effectively in the global marketplace. We cannot predict the effect that adverse economic conditions in Mexico, such as those beginning in December 1994, would have on our financial condition, results of operations or properties were such conditions to recur.

         Economic conditions in Mexico improved in 1996 and during the first half of 1997. However, beginning in the second half of 1997, economic crises in Asia, Russia, and Brazil caused a setback in the economic recovery of Mexico and other emerging markets. These crises resulted in very volatile global financial conditions, large outflows of capital from emerging market countries such as Mexico, and volatile exchange rates for emerging markets currencies such as the Peso. As a result, Mexico experienced higher interest rates, slower economic growth and higher inflation during the second half of 1997 and during all of 1998. Mexican interest rates, which had declined from an average of 31.2% per annum for the 28-day Cetes in 1996 to an average of 19.7% per annum in 1997, increased in 1998 to an average of 24.7% per annum. GDP growth declined from 6.76% in 1997, to 4.83% in 1998. Inflation, which had declined from 27.7% in 1996 to 15.7% in 1997 increased to 18.6% in 1998.

         During 1999 and 2000, economic conditions in Mexico improved. Mexican interest rates averaged 21.3% and 15.24% per annum in 1999 and 2000, respectively, for the 28-day Cetes and inflation decreased to 12.3% in 1999 and to 9.0% in 2000. GDP grew by 3.7% in 1999, and by 6.9% in 2000. During 1999, the
Mexican currency also strengthened compared to the Dollar, from Ps.10.17 per Dollar in January 1999 to Ps.9.50 per Dollar in December 1999 and maintained its strength during 2000 ending at Ps.9.47 per Dollar in December 2000. Foreign investment also soared from approximately $10 billion in 1998 to $22 billion in 1999 to $11 billion in 2000. During the first quarter of 2000, Moody's upgraded Mexico to "investment grade" status. However, the current slowdown of the U.S. economy has adversely affected our business.

Political Events in Mexico

         In the Mexican national elections held on July 2, 2000, Vicente Fox of the opposition PAN won the presidency, and he assumed office on December 1, 2000. His victory ended more than 70 years of presidential rule by PRI. Neither PRI nor PAN succeeded in securing a majority in the Mexican Congress or Senate.

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

         In Chiapas, the social unrest has continued and from time to time there have been outbreaks of violence that have resulted in deaths in Chiapas and other southern regions of Mexico. The new administration has inherited the conflict and has started a new negotiation process to solve it.

         If the kind of political instability experienced at the UNAM or at Chiapas were to expand, the market price of securities of Mexican issuers, including our shares, ADSs and debt securities, could be adversely affected.

Liquidity and Capital Resources

Liquidity

         We have significant liquidity due to EBITDA, defined as earnings before interest expense, tax, depreciation and amortization. We generated cash flow of Ps.4,916,295 during 1998, Ps.4,474,232 during 1999, and Ps.3,447,093 during
2000. We used this cash flow mainly to finance capital expenditures and to service and repay debt. As of December 31, 2000, we had cash and marketable securities totaling Ps.325,264 on a non-consolidated basis, and Ps.1,540,002 on a consolidated basis. We believe that our working capital is sufficient for our company's and our subsidiaries' present requirements.

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

         As of December 31, 2000, our consolidated Dollar-denominated liabilities were $1.2 billion and our net consolidated Dollar-denominated liabilities after deducting Dollar-denominated assets, which consist principally of cash, were $865 million.

         At the corporate level, Desc has no substantial operations of its own and, consequently, we depend on dividends and other payments from our subsidiaries and income tax refunds for virtually all of our cash flow.

         Dividends from subsidiaries. It is our general policy that each of our principal subsidiaries pay to Desc (and other stockholders of the subsidiary) dividends equal to at least 50% of the subsidiary's annual consolidated net income legally available for distribution. This percentage may be significantly lower in some cases, such as when the subsidiary proposes to make large capital expenditures or when its profits decline. As a general policy, Desc has paid approximately 35% of its legally available net income to stockholders, although it did not pay cash dividends in 1996 or 1999 as a result of restrictions under the terms of indebtedness that has since been repaid.

         During 2000, our subsidiaries paid dividends of approximately Ps.414,213, representing in total approximately 23% of the subsidiaries' 1999 net income. Approximately Ps.369,588 of these total dividends were paid to Desc and the balance were paid to minority interests. During 1999, our subsidiaries did not pay dividends. During 1998, our subsidiaries paid dividends of approximately Ps.1,982,747, representing in total approximately 62.5% of the subsidiaries' 1997 net income. Approximately Ps.1,688,757 of these total dividends were paid to Desc and the balance were paid to minority interests.

         Income tax refunds. In Mexico, each corporation is required to pay income tax for each year in an amount not less than 1.8% of the average value of its assets (subject to some adjustments), whether or not the corporation had taxable income for the year. Under Mexican income tax law, each year, each of our consolidated subsidiaries has been required to pay to Desc the amount of tax it would have paid to the Mexican government in respect of its annual taxable income and assets had the subsidiary filed a separate return. These payments were made pro rata based on our proportionate equity interest in the subsidiary making the payment. We were required to collect these tax payments and pay to the Mexican government the amount of tax due on behalf of Desc and its subsidiaries calculated on a consolidated basis. We generally made payments in respect of each year early in the following year, after completion of our year-end audit. Because we were entitled to apply this requirement on the basis of our consolidated taxable income, we generally were able to reduce our consolidated tax liability below the aggregate amount of tax payments we receive from our subsidiaries, depending on how many subsidiaries made payment based on the minimum tax and the extent of consolidated taxable income compared to consolidated taxable assets. Any amount by which these tax payments to Desc exceeded our consolidated tax liability for any year was retained by Desc and therefore provided a source of cash at the parent company level. We refer to these excess payments as "refunds." These refunds and the Mexican tax system are addressed in notes 3 and 15 to the Financial Statements.

         As a result of amendments to Mexican income tax law which became effective on January 1, 1999, each subsidiary now makes 40% of its income tax payments directly to the Mexican government. The amendments also limit the extent to which we may reduce our consolidated tax liability by offsetting tax liabilities in some of our subsidiaries against tax losses in other subsidiaries, to 60% of our equity interest in the relevant subsidiaries thus reducing the amount of refunds available to us. We do not expect these changes to have a significant impact on our results of operations and financial condition.

         Uses of funds. At the Desc level, we utilize cash primarily to pay taxes, service debt and pay dividends. During 2000, we received Ps.369,588 in dividends from our subsidiaries, which we used to pay dividends to our stockholders totaling Ps.409,848. During 1999, our subsidiaries did not pay dividends. During 1998, we received Ps.1,688,757 in dividends from our subsidiaries, which we used to pay dividends to our stockholders totaling Ps.953,208 and to service debt. The dividend policies of the entity proposing to pay the dividend may change at the discretion of its stockholders. In addition, general limitations under Mexican corporate law apply to the amount of dividends payable by each of Desc and our direct and indirect subsidiaries.

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

         In April 1998, Girsa entered into a five-year, $30 million revolving credit facility with a group of banks. Interest on this loan is payable quarterly. At December 31, 2000, Girsa had used all $30 million available to it. Girsa used the proceeds from this loan to repay short-term debt and fund capital expenditures.

         In May 1998, Unik entered into a three-year, $75 million trade finance facility with a group of banks. This loan is guaranteed by Unik's subsidiaries Spicer, S.A. de C.V., Moresa, S.A. de C.V. and Hayes Wheels de Mexico, S.A. de C.V. Principal on the loan is payable at maturity and interest is payable semi-annually. At December 31, 2000, Unik and its subsidiaries had borrowed all $75 million available to them.

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

         In January 2000, Girsa entered into a ten-year, $105 million Loan Agreement with the International Finance Corporation. Girsa used the proceeds from this loan to fund the establishment of a joint venture in the synthetic rubber business, increase capacity at various facilities, implement quality, technology and process improvements in various businesses, and implement various cost reduction programs as well as maintenance and environmental investments. As of December 31, 2000, Girsa had borrowed $47 million under this facility and terminated the remaining commitment.

         In April 2000, Corfuerte entered into a five-year, $32 million Term Loan Agreement with a group of banks. Corfuerte used the proceeds from this loan to refinance short term debt. As of December 31, 2000, Corfuerte had borrowed all $32 million available to it under this facility.

         In November 2000, Desc entered into a three-year $150 million Credit Agreement with a group of banks. Principal on the loan is payable in November 2002 ($37.5 million), May 2003 ($37.5 million) and November 2003 ($75 million), and interest is payable on each principal payment date. We used the proceeds from this loan to refinance short-term debt of Desc. The credit facility contains various affirmative and negative covenants, including restrictions on the payment of dividends by Desc, on the purchase, redemption or acquisition of Desc's capital stock by Desc and any subsidiary, and on the ability to enter into agreements that restrict the payment of dividends by Desc's subsidiaries to Desc. As of December 31, 2000, we had borrowed $90 million under this facility and in the second quarter of 2001 we borrowed the additional $60 million available to us under this facility.

         In November 2000, Girsa entered into a four-year, $50 million revolving credit. Interest on this loan is payable monthly. Girsa used the proceeds from this loan to repay short-term debt and fund capital expenditures.

         On July 12, 2000, Desc issued approximately Ps.1 billion in UDI-denominated Medium Term Notes with a maturity period of seven years. These notes bear interest at a net rate of 8.20% and were rated "MAA" by Duffs and Phelps. This placement was done under the Ps.3 billion program authorized by the CNBV, from which Ps.850 million (or 324 million in UDIS) was placed during October 1999.

         As of December 31, 2000, our subsidiaries had outstanding short-term liabilities of $306 million, most of which was borrowed under unsecured revolving credit facilities provided by several Mexican and U.S. commercial banks. These facilities are predominantly Dollar-denominated and are payable within 30 to 364 days with interest rates which fluctuated during 2000 between 7.30% and 9.00% in Dollars and 17.00% and 20.50% in Pesos. As of December 31, 2000, our subsidiaries had approximately $1,012 million of available credit under these and other facilities, in addition to the $640 million outstanding on that date. Since none of these facilities is committed, borrowings under them require the lenders' consent.


Item 6.  Directors, Senior Management and Employees

Directors

         Our board of directors is responsible for the management of our business. At the April 27, 2000 stockholders' meeting, our stockholders adopted amendments to our bylaws which among other things, reduced the size of our board of directors and eliminated the positions of alternate director. As a result of these amendments, our board of directors is to be composed of no less than 5 and no more than 15 directors, as determined by our stockholders at their annual meeting. The holders of the Series A shares have the right to elect one more than half of the board of directors. Stockholders or groups of stockholders holding shares, including Series C shares, of any one class which represent at least 10% of our total equity capitalization have a right to elect one director of the relevant series for each 10% held. The holders of the Series B shares have the right to elect the remaining members of the board of directors. Each director is elected to serve a one-year term and remains in office until the person elected to replace him takes office. At the April 26, 2001 meeting, our stockholders set the size of our board of directors at 12 members. Since the holders of Series C shares as a group represent more than 10% of our total equity capitalization, one Series C director was elected at our 2001 general stockholders' meeting.

         The following table lists the principal occupation, type of director and period of service on the board of each of our directors elected at our last general stockholders' meeting, which took place on April 26, 2001. Except as indicated below, none of the directors holds any offices or positions in Desc.

                                         Principal occupation                    First
Name of Directors                       and positions with Desc                 elected
----------------------------------  ---------------------------------------     -------
Series A Directors:
Fernando Senderos Mestre(1).......  Chairman of the Board and Chief               1973
                                    Executive Officer of Desc

Eneko de Belausteguigoitia Arocena  Entrepreneur                                  1973

Carlos Gomez y Gomez..............  Chairman of the Board of Grupo                1973
                                    Financiero Santander Mexicano, S.A. de
                                    C.V.

Carlos Gonzalez Zabalegui.........  Chief Executive Officer of Controladora       1996
                                    Comercial Mexicana, S.A. de C.V.

                                         Principal occupation                    First
Name of Directors                       and positions with Desc                 elected
----------------------------------  ---------------------------------------     -------
Adolfo Patron Lujan...............  Private investor and Consultant               1982

Luis Tellez Kuenzler..............  Executive Vice President of Desc              2001

Ernesto Vega Velasco..............  Secretary of the Board                        1973

Series B Directors:
Alberto Bailleres Gonzalez........  Chairman of the Board of Penoles, S.A.        1973
                                    de C.V., and Chief Executive Officer of
                                    Grupo Bal

Ruben Aguilar Monteverde..........  Private investor                              1978

Federico Fernandez Senderos.......  Chief Executive Officer of Grupo Eulen        1993
                                    Mexico

Valentin Diez Morodo..............  Vice President and Chief Sales Officer        1999
                                    of Grupo Modelo, S.A. de C.V.

Series C Director:
Prudencio Lopez Martinez..........  Chairman of the Board of Sanvica, S.A.        1973
                                    de C.V.

----------

(1) Fernando Senderos Mestre is the uncle of Federico Fernandez Senderos and the brother-in-law of Carlos Gomez y Gomez.

Committees of the Board of Directors

         The amendments to our bylaws adopted by our stockholders at the April 27, 2000 meeting established 3 committees of our board of directors: an Evaluation and Compensation Committee, an Audit Committee, and a Finance and Planning Committee. Each of these committees is to be composed of no less than 3 and no more than 7 directors, as determined at the general stockholders' meeting, plus Desc's examiner, who must attend meetings of the board and of each of its committees but may not vote at these meetings. See "--Examiner" below for more information about the Examiner's responsibilities. At the April 27, 2000 meeting, our stockholders set the size of the Evaluation and Compensation Committee and of the Audit Committee at 3 members each, and the size of the Finance and Planning Committee at 4 members.

         The duties of the Evaluation and Compensation Committee include recommending criteria to our Board for the selection and evaluation of the performance of our executive officers in accordance with general guidelines established by the Board, and analyzing the structure and amount of the compensation of our executive officers proposed by our CEO and making a recommendation to our Board. The current members of the Evaluation and Compensation Committee are Messrs. Adolfo Patron Lujan, Carlos Gonzalez Zabalegui, and Valentin Diez Morodo.

         The duties of the Audit Committee include recommending to our Board candidates to serve as our external auditors, the terms under which such candidates will serve and the scope of their audit; assisting our Board in its supervision of our external auditors' compliance with the terms of their engagement; acting as communication channels between our Board and our external auditors; ensuring the independence and objectivity of our external auditors; and reviewing our auditors' reports and letters and reporting the results of their review to the full Board. The current members of the Audit Committee are Messrs. Prudencio Lopez Martinez, Ruben Aguilar Monteverde, and Eneko de Belausteguigoitia Arocena.

         The duties of the Finance and Planning Committee include evaluating and, if applicable, recommending for approval to our Board the investment and financing policies proposed by our Chief Executive Officer; evaluating and recommending general guidelines for our strategic planning; opining as to the premises underlying our annual budget; overseeing the implementation of our budget and strategic plan; and identifying the financial risks to which our company is subject and evaluating our policies to manage those risks. The current members of the Finance and Planning Committee are Messrs. Fernando Senderos Mestre, Eneko de Belausteguigoitia Arocena, Carlos Gomez y Gomez, and Federico Fernandez Senderos.

         At the April 26, 2001 stockholders' meeting, our stockholders resolved to create an Executive Committee composed by Messrs. Fernando Senderos Mestre and Luis Tellez Kuenzler. The duties of the Executive Committee include supervising the performance of our subsidiaries; appointing their top tier officers and determining their compensation with the advise of the Evaluation and Compensation Committee, establishing the premises and guidelines for the growth and development of our company and its subsidiaries and deciding on their investments and financing, with the advise of the Finance and Planning Committee.

         The board of directors has six regular meetings scheduled per year and each of the committees has two regular meetings scheduled per year.

Executive Officers

         The following table presents information concerning our executive officers:

                                                                                                             Years
                                                                                                             with
Name                                    Position                                                             Desc
-----------------------------------     -------------------------------------------------------------        ----
Fernando Senderos Mestre...........     Chairman of the Board and Chief Executive Officer                     29

Luis Tellez Kuenzler...............     Executive Vice President                                               0

Emilio Mendoza Saeb................     Vice President (Automotive Parts)                                     33

Enrique Ochoa Vega.................     Vice President (Chemicals and Branded Food Products)                  10

Andres Banos Samblancat............     Vice President (Real Estate)                                          17

Arturo D'Acosta Ruiz...............     Chief Financial Officer                                               19

Jorge Almada Wright................     Corporate Director of Strategic Planning                               2

Alberto Morett Lopez...............     Corporate Director of Administration and Human Resources               8

Pedro Piedras Ros..................     Corporate Director of Control (Chemicals and Real Estate)             21

Agustin Rios Matence...............     Corporate Director of Control (Automotive Parts and Food)             24

Ramon F. Estrada Rivero............     General Counsel                                                       11

         The following table presents information concerning the chief executive officers of our principal sectors:

                                                                                                             Years
                                                                                                             with
Name                                    Position                                                             Desc
-----------------------------------     -------------------------------------------------------------        ----
Emilio Mendoza Saeb                       Unik (Automotive Parts)                                             33

Enrique Ochoa Vega                        Girsa (Chemicals and Branded Food Products)                         10

Andres Banos Samblancat                   Dine (Real Estate)                                                  17


Examiner

         In addition to electing our directors, our stockholders generally elect an examiner at their annual ordinary meeting. Under Mexican law, the duties of the examiner include, among other things, examining the operations, books, records and any other documents of Desc and presenting at the annual ordinary stockholders' meeting a report on the accuracy, sufficiency and reasonableness of the information presented by the board of directors at that meeting. Under our bylaws, the examiner is also authorized to call ordinary or extraordinary general shareholders' meetings. Our examiner is Jose Manuel Canal Hernando, and his alternate is Daniel del Barrio Burgos.

Compensation of Directors and Officers

         For the year ended December 31, 2000, the aggregate compensation of all directors and officers of Desc, S.A. de C.V. as a group that was paid or accrued by us in that year for services in all capacities was approximately Ps.70,750. This group includes 11 directors, one examiner, one alternate examiner and 13 officers, 2 of whom were also directors. During the year ended December 31, 2000, we contributed approximately Ps.10,217 (in nominal Pesos) to a pension fund that covers the employees and the 15 executive officers of Desc, S.A. de C.V. Aside from this contribution, we did not set aside or accrue any other funds for pension, retirement or similar benefits for directors and executive officers as a group. Following the completion of each fiscal year, Desc in its sole discretion, awards cash bonuses in varying amounts to its executive employees. Most of these employees are entitled, if they so elected when the plan was adopted, to use their cash bonuses to purchase Desc shares from a trust to which we loaned funds in 1992 to enable it to purchase shares of our stock in the open market, at an amount equal to the trust's average cost basis in those shares. For 2000, the trust's average cost basis was Ps.8.00 per share (in nominal Pesos, not in thousands). In addition to the cash amount of his or her bonus, an employee purchasing shares from the trust may recognize income equal to the difference between the market price of the purchased shares at the time of purchase by the employee and the amount the employee paid to the trust for those shares.

Share Ownership by Our Executive Officers and Directors

         Share ownership of Fernando Senderos Mestre and certain members of his immediate family is set forth in "Major Shareholders" under Item 7. None of our other directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

Employees; Labor Relations

         As of December 31, 2000, we employed approximately 22,320 people.

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


Item 7.  Major Shareholders and Related Party Transactions

         The following table presents information with respect to the ownership of Desc's Series A, B and C shares, as of April 26, 2001, by each stockholder known to us to own beneficially more than 10% of our outstanding Series A, B or C shares and by all of our officers and directors as a group:


                                                                    Number of Shares Owned
                                                        -----------------------------------------------
Name                                                       Series A         Series B        Series C
----                                                       --------         --------        --------
Fernando Senderos Mestre(1)(2)                            321,986,985        1,770,000      4,968,600
Lucia Senderos de Gomez(1)(3)                                       0    [134,812,955]      9,318,680
Officers and directors as a group (25 persons)(2)         428,081,545     [13,676,555]      6,056,752


                                                                      Percentage Owned
                                                        ----------------------------------------------
Name                                                       Series A         Series B       Series C
----                                                       --------         --------       --------
Fernando Senderos Mestre(1)(2)                              54.81%           0.35%             1.80%
Lucia Senderos de Gomez(1)(3)                                0.00           26.63              3.38
Officers and directors as a group (25 persons)(2)           64.15           11.59              2.20

(1) Lucia Senderos de Gomez and Fernando Senderos Mestre are siblings. Lucia Senderos de Gomez is the wife of Carlos Gomez y Gomez, a director of Desc.

(2) Includes shares owned by SEN, S.A. de C.V., a corporation wholly-owned by Fernando Senderos Mestre. Does not include the 33,006,300 Series A shares, 2,761,940 Series B shares and 21,131,275 Series C shares owned by our pension funds, for which Fernando Senderos Mestre and other officers and directors serve as trustees or members of the investment committee, or shares owned by Lucia Senderos de Gomez. Does not include approximately 7,973,760 Series A shares, 687,000 Series B shares and 665,582 Series C shares currently owned by the trust referred to under "Item 11. Compensation of Directors and Officers", as to which Fernando Senderos Mestre has voting control. Does not include 26,391,360 Series A shares, 46,331,105 Series B shares and 38,806,305 Series C shares owned by Manuel Senderos Irigoyen, the father of Fernando Senderos.

(3) Does not include 2,345,030 Series A shares, 564,000 Series B shares and 78,505 Series C shares owned by Carlos Gomez y Gomez, the husband of Lucia Senderos de Gomez.

      As a result of the shares owned by the Senderos family together with additional shares as to which Fernando Senderos Mestre exercises voting control (see the table above and Item 6. "Directors, Senior Management and Employers --Compensation of Directors and Officers" for information about these additional shares), the Senderos family has the power to elect a majority of our board of directors, to control our general management and to determine the outcome of substantially all matters requiring stockholder approval.

Item 8.  Financial Information

Consolidated Financial Statements

         See pages F-1 through F-47, which is incorporated herein by reference.

Litigation

         We are involved in legal proceedings not described in this annual report that are incidental to the normal conduct of our business. We do not believe that liabilities relating to these proceedings will have a material adverse effect on our financial condition or results of operations.

Dividend Policy

         For a discussion of our dividend policy, see Item. 10 "Additional Information - Dividends and Distributions" and "Dividends and Paying Agent."

Significant Changes

         No significant change has occurred since the date of the Financial Statements included in this Annual Report.

Item 9. The Offer and Listing

Trading Prices of our Shares and ADS

         All three series of our stock are listed on the Mexican Stock Exchange and our ADSs are listed in the New York Stock Exchange under the symbol "DES".

         As of April 26, 2001, approximately 85,570,520 of the Series C shares were held in the form of ADSs. It is not practicable for us to determine the number of Series C shares beneficially owned by U.S. persons.

         The following table sets forth for the periods indicated the high and low sales prices of the Series C shares on the Mexican Stock Exchange in nominal Pesos and the high and low sales prices of the ADSs on the New York Stock Exchange in Dollars. These prices are not representative of the prices for the Series A and Series B shares for these periods:

                                   Mexican Stock Exchange Pesos         New York Stock Exchange
                                         Per Series C Share                 Dollars Per ADS
                                   ----------------------------         ------------------------
Prior Five Years(1):                    High            Low              High              Low
-------------------                ------------     -----------         --------        --------
1996                                Ps.    9.00     Ps.    5.30         $  23.13        $  13.87
1997                                      16.62            8.54            43.25           21.75
1998                                      15.08            5.50            37.68            8.87
1999                                      13.60            6.80            29.12           14.06
2000                                       8.10            3.20            17.00            6.31

1999:
 First Quarter                      Ps.   11.86         Ps.8.06         $  27.12        $  15.06
 Second Quarter                           13.60           10.10            29.12            21.00
 Third Quarter                            12.22            7.80            26.06            16.50
 Fourth Quarter                            7.90            6.80            18.62            14.06

2000:
 First Quarter                      Ps.    8.10     Ps.    5.90         $  17.00         $  12.50
 Second Quarter                            7.00            5.30            15.25            11.00
 Third Quarter                             6.62            4.99            14.37            10.25
 Fourth Quarter                            4.78            3.20            10.31             6.31

Most Recent Six Months:
----------------------
December 2000                       Ps.    3.86     Ps.    3.20         $  8.37           $  6.31
January 2001                               3.95            3.10            8.31              6.18

                            Mexican Stock Exchange Pesos         New York Stock Exchange
                                  Per Series C Share                 Dollars Per ADS
                            ----------------------------         ------------------------
February 2001                    4.40         3.40                  9.09           7.25
March 2001                       4.20         3.80                  8.70           7.75
April 2001                       4.00         3.40                  8.15           7.00
May 2001                         4.00         3.50                  8.30           7.45


(1) We have adjusted the sales prices of the Series C shares for the periods presented to retroactively reflect the 5 for 1 stock split effected on September 8, 1998.

         As of June 28, 2001, the closing sales price of the Series C shares on the Mexican Stock Exchange was Ps.3.84 and the closing sales price of the ADSs on the New York Stock Exchange was $8.36.

         Dine's 8 3/4% Guaranteed Notes due 2007 were listed on the Luxembourg Stock Exchange on June 21, 1999. They are not listed on any other stock exchange. It is not practicable for us to determine the amount of Dine Notes beneficially owned by U.S. persons.

Trading on the Mexican Stock Exchange

         The Mexican Stock Exchange was founded in 1894 and has operated continuously since 1907. The Mexican Stock Exchange is located in Mexico City and it is Mexico's only stock exchange. The Mexican Stock Exchange is organized as a corporation and its shares are owned by authorized brokerage firms. These firms exclusively are authorized to trade on the floor of the Mexican Stock Exchange.

         Electronic trading on the Mexican Stock Exchange takes place between the hours of 8:30 a.m. and 3:00 p.m., Mexico City time, on each weekday other than public holidays. Mexico's Daylight Savings Time begins approximately one month after Daylight Savings Time in the United States and ends approximately one month before. During those two periods of approximately one month each, electronic trading on the Mexican Stock Exchange takes place between the 7:30 a.m. and 3:00 p.m., Mexico City time, on each weekday other than public holidays. Since January 11, 1999, all trading of equity securities listed on the Mexican Stock Exchange has been made through the Electronic Negotiation System, an automated, computer-linked system commonly known as BMV SENTRA Capitales.

         The Mexican Stock Exchange publishes a daily official price list that includes information on each listed security. Trading may be suspended in the event of disclosure of material non-public information, if the Mexican Stock Exchange considers that the suspension is necessary for the public to be fully informed. The Mexican Stock Exchange may also suspend trading of a particular security as a result of significant price fluctuations during a given trading day (fluctuations exceeding a given price level by more than 15%) or as a result of unusual movements in the price of a security during a period of no more than five consecutive trading days. The Mexican Stock Exchange may also suspend trading generally as a result of unexpected events or force majeure, or if unusual market fluctuations arise.

         Settlement takes place two trading days after a share transaction is effected on the Mexican Stock Exchange. Deferred settlements, even if by mutual agreement, are not permitted without the approval of the CNBV. Most securities traded on the Mexican Stock Exchange, including our shares, are on deposit with S.D. Indeval, S.A. de C.V., Sociedad para el Deposito de Valores, a privately owned central securities depositary that acts as a clearing house, depositary, custodian, settlement, transfer and registration institution for Mexican Stock Exchange transactions, eliminating the need for physical delivery of securities.

         As of December 31, 2000, approximately 177 Mexican companies were listed on the Mexican Stock Exchange, excluding mutual funds. During the second half of 2000, the ten most actively traded equity issues represented approximately 63.7% of the total volume of the shares traded on the Mexican Stock Exchange, not including public offerings. Although there is substantial participation by the public in the trading of securities on the Mexican Stock Exchange, a major part of such activity reflects transactions of institutional investors. There is no formal over-the-counter market for securities in Mexico.

         The Mexican Stock Exchange is Latin America's third largest exchange in terms of market capitalization, but it remains relatively small and illiquid compared to major world stock markets and is subject to significant volatility. As of December 31, 2000, the total market value of all shares, excluding mutual funds, listed on the Mexican Stock Exchange was Ps.1,203 billion.


Item 10.  Additional Information

Share Capital

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

         As of April 26, 2001, our outstanding capital stock consisted of 1,368,998,270 shares, comprised of 587,479,900 Series A shares, 506,176,760
Series B shares and 275,341,610 Series C shares. An additional 48,785,000 Series A shares, 60,088,140 Series B shares and 43,411,155 Series C shares had been repurchased by us and were held as treasury shares. Under our bylaws, the Series A shares and the Series B shares may be held only by Mexican investors. The Series C shares may be held by Mexican and non-Mexican investors, but under applicable law the Series C shares may not be held by foreign governments or official agencies of foreign governments.

Bylaws

         Set forth below is a brief summary of certain principal provisions of our bylaws and certain provisions of Mexican law. This description does not purport to be complete and is qualified in its entirety by reference to our bylaws, which have been filed as an exhibit to this annual report, and the applicable provisions of Mexican law. For a description of the provisions of our bylaws relating to our board of directors, Executive Committee and statutory auditor, see Item 6.

Organization and Register; Purposes

         Desc is a corporation (sociedad anonima de capital variable) organized under the laws of Mexico on August 28, 1973. Desc is registered with the Public Registry of Commerce of Mexico City under the number 8089.

         Pursuant to Article Three of our bylaws, Desc's general purpose includes promoting and encouraging industrial and tourist development, participating as a shareholder or partner in any type of Mexican company and acquiring all types of real estate and rendering all services necessary for the attainment of its purposes.

Share Capital

         Our bylaws require that the Series A shares represent at all times at least 51% of the outstanding capital stock (not including the Series C shares) and that the Series B shares may not exceed 49% of such capital (not including the Series C shares). The Series C shares may in no event exceed 25% of our entire capital stock (including the Series C shares).

Voting Rights

         Each Series A share and Series B share entitles the holder to one vote at any general meeting of our stockholders. The holders of the Series A shares have the right to elect one more than half of the board of directors. Stockholders or groups of stockholders holding shares, including the Series C shares, of any one class which represent at least 10% of our total equity capitalization have a right to elect one director of the relevant series for each 10% held. The holders of the Series B shares have the right to elect the remaining members of the board of directors. Except as described above, the holders of the Series C shares are entitled to vote only upon certain matters designated in the corporate charter, namely:

         o    the extension of the term of duration of Desc;

         o    the dissolution of Desc;

         o the transformation of Desc from one type of corporation into another;

         o    the change of Desc's designated corporate purposes;

         o    the change of nationality of Desc;

         o    the merger of Desc into another corporation; and

         o cancellation of the registration of any series of our shares on the Mexican Stock Exchange.

         Under Mexican law, the holders of shares of any series are also entitled to vote as a class at a special meeting on any action that would prejudice the rights of holders of such series, and a holder of such series would be entitled to judicial relief against any such action taken without such a vote. The determination whether an action requires a class vote on these grounds would initially be made by our board of directors or other party calling for shareholder action. Any determination that an action does not require a vote at a special meeting would be subject to judicial challenge by an affected stockholder, and the need for a vote at a special meeting would ultimately be determined by a court. There are no other procedures for determining whether a proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

Stockholders' Meetings

         Under Mexican law and our bylaws, we may hold three types of stockholders' meetings: ordinary, extraordinary and special. Ordinary stockholders' meetings are those called to discuss any issue specified in
Article 181 of the Ley General de Sociedades Mercantiles (the "Mexican Companies Law") and other issues not reserved for extraordinary stockholders' meetings. An ordinary stockholders' meeting must be held at least annually during the four months following the end of each fiscal year to consider certain matters specified in Article 181, including, among other things, the approval of the report prepared by the board of directors on Desc's financial statements for the preceding fiscal year, the appointment of members of our board of directors and statutory auditors and the determination of compensation for members of our board of directors and statutory auditors.

         Extraordinary stockholders' meetings are those called to consider the matters specified in Article 182 of the Mexican Companies Law, including:

         o    extension of the company's duration or voluntary dissolution;

         o    an increase or decrease in the company's minimum fixed capital;

         o    change in corporate purpose or nationality;

         o    any transformation, merger or spin-off involving the company;

         o    any stock redemption or issuance of preferred stock or bonds;

         o the cancellation of the listing of the company's shares with the National Registry of Securities and Intermediaries;

         o    amendments to the company's bylaws; and

         o other matters for which applicable Mexican law or the bylaws specifically require an extraordinary meeting.

         Special stockholders' meetings are those called and held by stockholders of the same series or class to consider any matter particularly affecting the relevant series or class of shares.

         Under Mexican law, holders of 33% of our outstanding capital stock may have any stockholder action set aside by filing a complaint with a Mexican court of competent jurisdiction within 15 days after the close of the meeting at which the action was taken, which shows that the challenged action violates Mexican law or our bylaws. Relief under these provisions is only available to holders
(1) who were entitled to vote on the challenged stockholder action and (2) whose shares were not represented when the action was taken or, if represented, voted against such action.

         Stockholders' meetings are required to be held in our corporate domicile, which is Mexico City. Calls for stockholders' meetings must be made by our board of directors, the statutory auditors or any Mexican court of competent jurisdiction. The board of directors or the statutory auditors may be required to call a meeting of stockholders by the holders of 33% of our outstanding capital stock.

         Notice of meetings must be published in the Diario Oficial de la Federacion or in a newspaper of major circulation in Mexico City at least 15 days prior to the meeting. Unless the approval of financial statements is to be discussed at the meeting, such notice period may be reduced to 5 days if the board of directors deems such reduction appropriate based on the urgency of the matters to be discussed at the meeting. Each call must set forth the place, date and time of the meeting and the matters to be addressed. Calls must be signed by whomever makes them.

         In order to attend and vote at a stockholders' meeting, a stockholder must request and obtain an admission card by depositing its share certificates (or evidence of deposit thereof in a Mexican bank) with the Secretary of Desc at least one day prior to the meeting.

Quorum

         A quorum on a first call for an ordinary stockholders' meeting is least 50% of the outstanding shares entitled to vote thereat. In order for a resolution of the ordinary stockholders' meeting to be validly adopted as a result of a first or a subsequent call, the favorable vote of the majority of the shares represented and entitled to vote at such meeting is required.

         The quorum on a first call for an extraordinary stockholders' meeting is at least 75% of the outstanding shares entitled to vote at such meeting. An extraordinary stockholders' meeting may be validly held pursuant to a second call with a quorum of at least 50% of the outstanding shares entitled to vote at such meeting. In order for a resolution of the extraordinary general meeting to be validly adopted as a result of a first or a subsequent call, the favorable vote of 50% of the outstanding shares entitled to vote at such meeting is required.

Withdrawal Rights

         The outstanding variable portion of our capital stock may be fully or partially withdrawn by the stockholders. The minimum fixed portion of our capital stock specified in our charter cannot be withdrawn. A holder of shares representing our variable capital stock that wishes to effect a total or partial withdrawal of its shares must notify us in an authenticated written notice to that effect. If notice of withdrawal is received prior to the last quarter of the fiscal year, the withdrawal becomes effective at the end of the fiscal year in which the notice is given. Otherwise, the withdrawal becomes effective at the end of the following fiscal year.

         The redemption of the stockholders' shares would be made at the lower of: (i) 95% of the average share price quoted on the Mexican Stock Exchange during the 30 business days prior to the date on which the withdrawal becomes effective or (ii) the book value per share in accordance with our most recent financial statements approved at the annual ordinary stockholders' meeting, by reference to the date on which the withdrawal becomes effective.

         Since our inception, no stockholder has ever exercised its right to withdraw.

Dividends and Distributions

         At our annual ordinary general stockholders' meeting, our board of directors must submit to the holders of the Series A shares and the Series B shares our financial statements for the preceding fiscal year. Five percent of our net earnings must be allocated to a legal reserve fund until such fund reaches an amount equal to 20% of Desc's capital stock. Our legal reserve fund currently satisfies this requirement. Additional amounts may be allocated to extraordinary, special or additional reserve funds as the stockholders may from time to time determine. The remaining balance, if any, of net earnings may be distributed as dividends or allocated for the redemption of shares. Any redemption must be approved in advance at an extraordinary stockholders' meeting.

         Dividends are paid to the registered holder of the relevant share or the duly authorized representative of such holder upon delivery of the applicable coupon. With respect to share certificates deposited with Indeval, payment of dividends is made through Indeval in accordance with customary payment procedures. Partially paid shares participate in any distribution to the extent that such shares have been paid at the time of the distribution. Our ability to pay dividends is subject to Mexican legal requirements, which provide that a corporation may declare and pay dividends only out of the profits reflected in its year-end financial statements (approved by its stockholders), only if such payment is approved by its stockholders, and then only after the creation of a required legal reserve and the set off or satisfaction of losses, if any, incurred in previous fiscal years. See Item 4. "Risk Factors Relating to Our Operations--Dependence on dividends from subsidiaries" and "Risks Relating to Our Controlling Stockholder and Capital Structure--Certain members of the Senderos family effectively control our management and their interests may differ from those of other securityholders".

Liquidation Rights

         Upon a dissolution of Desc, one or more liquidators must be appointed by an extraordinary stockholders' meeting to wind up its affairs. All fully paid and outstanding shares of capital stock, regardless of class, will be entitled to participate equally in any distribution upon liquidation. Partially paid shares participate in a liquidation distribution in the same manner as they would in a dividend distribution.

Changes in Share Capital

         An increase of capital stock may be effected through the issuance of new shares for payment in cash or in kind, by capitalization of indebtedness or by capitalization of certain items of stockholders' equity. No increase of capital stock may be effected until all previously issued shares have been fully paid. A reduction of capital stock may be effected to absorb losses, to redeem shares or to release stockholders from payments not made. A reduction of capital stock to absorb losses may be effected by reducing the value of all outstanding shares. A reduction of capital stock to redeem shares may be effected by reimbursing holders of shares pro rata or through a drawing before a public broker. Stockholders may also approve the redemption of fully paid shares with retained earnings, which would be effected by a repurchase of shares on the Mexican Stock Exchange (in the case of shares listed thereon).

         Our capital stock may be increased or decreased only by resolution of an extraordinary general stockholders' meeting and, if such increase or decrease affects the fixed portion of our capital, an amendment to our bylaws. Any holders of the Series A shares or the Series B shares would be entitled to vote on an increase or decrease in capital stock, including one affecting the Series C shares.

         No stockholder resolution is required for decreases in capital stock based on the exercise of a stockholder's right to withdraw variable shares or Desc's purchase of its shares or for increases based on a resale by Desc of shares it previously purchased.

Preemptive Rights

         In the event of a capital increase through the issuance of new shares for payment in cash or in kind, a holder of existing shares generally has a preferential right to subscribe for a sufficient number of new shares to maintain the holder's proportionate holdings of shares; however, such right is unavailable to holders of the Series C shares in respect of capital increases represented by either the Series A shares or the Series B shares or both the Series A shares and the Series B shares.

         Except in limited circumstances, preemptive rights must be exercised within the period and under the conditions established for such purpose by the stockholders' meeting approving the increase and under our bylaws, and in no case may such period be less than 15 business days following the publication of notice of the capital increase in the Diario Oficial de la Federacion, provided that if all stockholders are present or represented at such meeting such publication shall not be required. Otherwise, such rights will lapse. Under Mexican law, preemptive rights may not be waived in advance by a stockholder and cannot be represented by an instrument that is negotiable separately from the corresponding share. Holders of ADSs may exercise preemptive rights only through the Depositary.

Registration and Transfer of the Shares

         All of Desc's series of shares are evidenced by share certificates in registered form, and registered dividend coupons may be attached to the certificates. Share certificates held by stockholders may have dividend coupons attached. If Desc and Indeval agree, share certificates deposited with Indeval will have no dividend coupons attached. Dividend coupons may only be presented for payment by the registered holder of the related share or its duly appointed agent. Stockholders of Desc may either hold their shares directly, in the form of physical certificates, or indirectly through institutions that have accounts with Indeval. Accounts may be maintained at Indeval by brokers, banks, other financial institutions or other entities approved by the CNBV ("Indeval Participants"). Desc maintains a share registry, and only those persons listed in such registry and those holding certificates issued by Indeval and any relevant Indeval Participant indicating ownership will be recognized as stockholders by Desc.

Other Provisions

Liabilities of the members of the board of directors

         Under Mexican law, an action for civil liabilities against members of our board of directors may be initiated by a stockholders' resolution. The director against whom such action is brought will cease to be a member of the board immediately upon the stockholders' adoption of a resolution demanding responsibility for such civil liabilities. Additionally, stockholders representing not less than 33% of our outstanding shares may directly take such action against members of our board of directors, if (1) such stockholders have not voted against taking such action at the relevant stockholders' meeting and
(2) the claim in question covers damage alleged to have been caused to Desc and not merely to the individual plaintiffs. Any recovery of damages with respect to the action will be for our benefit and not for the stockholders bringing such action.

Purchase by Desc of its shares

         According to Mexican law, we may repurchase any series of our shares on the Mexican Stock Exchange at any time at the then prevailing market price. Any such repurchase must be done by charging our shareholders' equity account, while we hold the repurchased shares, or by reducing our outstanding capital stock, if such shares are to be held as treasury stock. No approval by our shareholders is required for such reduction, but our shareholders must approve, for each year, the maximum amount that may be used to repurchase shares which may not exceed the amount of net earnings (including retained earnings). During the period we own such shares, they may not be represented at any shareholders' meeting. In no event may a share repurchase result in a percentage of the Series C shares in excess of that permitted by our bylaws or applicable law. Repurchased shares may be resold at any time.

Repurchases in the event of delisting

         In the event that the registration of our shares in the Securities Section of the National Registry for Securities and Intermediaries is canceled, whether upon our request or pursuant to a resolution adopted by the CNBV, our bylaws and CNBV regulations require that our controlling shareholders make a public offer to purchase the shares owned by minority holders. The purchase price to be paid by the controlling shareholders will be equal to the higher of
(i) the average quotation price of the shares for the 30 trading days prior to the date of the offer or (ii) the book value of the shares, as reflected in the last quarterly report filed with the CNBV and the Mexican Stock Exchange prior to the date of the offer. If after that repurchase offer our controlling shareholders fail to acquire 100% of our capital stock, the cancellation of the registration of our shares will not become effective until our controlling shareholders have created a trust with the funds required to purchase the remaining shares at the same offering price, with the trust remaining in effect for at least 2 years.

Appraisal rights

         Whenever a stockholders' meeting approves a change of corporate purpose, change of nationality, a restructuring from one type of corporate form to another or a spin-off (escision), any stockholder who has voted against such change or restructuring has the right to withdraw from Desc and receive an amount broadly equal to the book value of Desc's shares (in accordance with Desc's latest balance sheet approved by an ordinary general meeting), provided the dissenting stockholder exercises its right to withdraw during the 15-day period following the meeting at which such change or restructuring was approved.

Stockholder's conflicts of interest

         Pursuant to Article 196 of the Mexican General Law of Commercial Companies, any stockholder that has a direct or indirect conflict of interest with respect to a transaction must abstain from voting with respect to such transaction at the relevant stockholders' meeting. A stockholder that votes on a transaction in which its interest conflicts with that of Desc may be liable for damages if the relevant transaction would not have been approved without such stockholder's vote.

Director's conflicts of interest
         Pursuant to Article 156 of the Mexican General Law of Commercial Companies, any director that has a direct or indirect conflict of interest with respect to a transaction that is presented to the board of directors must disclose such conflict to the board of directors and abstain from voting with respect to such transaction at the relevant board meeting. A director who votes on a transaction in which his interest conflicts with that of Desc may be liable for damages if the relevant transaction would not have been approved without such director's vote.

Rights of stockholders

         The protections afforded to minority shareholders under Mexican law are different from those in the United States and many other jurisdictions. The substantive law concerning fiduciary duties of directors has not been the subject of extensive judicial interpretation in Mexico, unlike many states in the United States where duties of care and loyalty elaborated by judicial decisions help to shape the rights of minority shareholders. Mexican civil procedure does not contemplate class actions or shareholder derivative actions, which permit shareholders in U.S. courts to bring actions on behalf of other shareholders or to enforce rights of the corporation itself. Shareholders cannot challenge corporate action taken at a shareholders' meeting unless they meet certain procedural requirements, as described above under "Stockholders' Meetings." As a result of these factors, in practice it may be more difficult for our minority shareholders to enforce rights against us or our directors or controlling shareholders than it would be for shareholders of a U.S. company.

Enforceability of civil liabilities

         Desc is organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, all or a substantial portion of our assets and their assets are located in Mexico. As a result, it may be difficult for investors to effect service of process within the United States on such persons. It may also be difficult to enforce against them, either inside or outside the United States, judgments obtained against them in U.S. courts, or to enforce in U.S. courts judgments obtained against them in courts in jurisdictions outside the United States, in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

Exclusive jurisdiction

         Our bylaws provide that legal actions relating to the execution, interpretation or performance of the bylaws shall be brought only in the courts of Mexico City, Federal District.

Duration

         Our existence under the bylaws is 99 years from the date of registration with the Public Registry of Commerce.

Material Contracts

         For a description of our material contracts please refer to Item. 4 "Information on our Company" and Item 5. "Operating and Financial Review."

Exchange Controls

Restrictions on Foreign Investment.

         Foreign investment in the capital stock of Mexican companies is regulated by the 1993 Ley de Inversion Extranjera (the "Foreign Investment Law") and the 1998 regulations promulgated under the Foreign Investment Law (the "Foreign Investment Regulations"). The Foreign Investment Law defines foreign investment as (i) the participation of foreign investors in the capital stock of Mexican corporations, or investments made in the capital stock of Mexican corporations by a Mexican corporation in which foreign capital has a majority participation, and (ii) the participation of foreign investors in those activities that are regulated by the Foreign Investment Law. Foreign investors are defined as individuals or entities that are not Mexican nationals. The Comision Nacional de Inversiones Extranjeras (the "Foreign Investment Commission") and the Registro Nacional de Inversiones Extranjeras (the "National Registry of Foreign Investments") of the Ministry of Economy are responsible for the administration of the Foreign Investment Law and the Foreign Investment Regulations. In order to comply with foreign investment restrictions, Mexican companies typically limit particular classes of their stock to ownership by Mexican individuals and Mexican corporations in which foreign investment has a minority participation.

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

Taxation

Tax Treaty between the United States and Mexico

         The United States and Mexico have signed and ratified a Convention for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income and Protocols thereto. We refer to this Convention as the "Tax Treaty". The Tax Treaty is currently in effect and we summarize below the provisions of the Tax Treaty that may affect holders of ADSs, Series C shares and Dine Notes who are residents of the United States (as defined in the Tax Treaty).

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

Mexican Federal Income Tax Considerations for Holders of
ADSs and Series C Shares

         The following is a summary of the principal consequences under current Mexican federal tax laws, the regulations and administrative rules issued by the Ministry of Finance and Public Credit and the Tax Treaty of the purchase, ownership and disposition of ADSs or Series C shares by a holder that is not a resident of Mexico, as in effect as of the date hereof. We caution that these laws and regulations are subject to change or differing interpretations, which changes or differing interpretations could apply retroactively. This summary does not address the tax laws of any state or municipality in Mexico. Readers are cautioned that this is not a complete analysis or listing of all potential tax effects that may be relevant to a decision to purchase, hold or dispose of ADSs or Series C shares.

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

Mexican Federal Income Tax Considerations for Holders of Dine Notes

         The following is a summary of the principal consequences under current Mexican federal tax laws, the regulations and administrative rules issued by the Ministry of Finance and Public Credit and the Tax Treaty of the purchase, ownership and disposition by a Foreign Holder of Dine's 8 3/4% Guaranteed Notes due 2007, which are fully and unconditionally guaranteed by Desc (the "Notes"). A "Foreign Holder" is a holder who (1) is not a resident of Mexico for tax purposes and (2) will not hold Notes or a beneficial interest in Notes in connection with the conduct of a trade or business through a permanent establishment or a fixed base in Mexico. This summary does not address the tax laws of any state or municipality in Mexico. Readers are cautioned that this is not a complete analysis or listing of all potential tax effects that may be relevant to a decision to purchase, hold or dispose of Notes.

         The statements of Mexican federal income tax laws that we make below are based on the federal laws of Mexico, the regulations and administrative rules issued by the Ministry of Finance and Public Credit, as in effect as of the date hereof. We caution that these laws and regulations and the Tax Treaty are subject to change or differing interpretations, which changes or differing interpretations could apply retroactively.

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

         In addition, under the general rules issued by the Mexican Ministry of Finance and Public Credit (the "Reduced Rate Regulation"), payments of interest made by Dine or by Desc to Foreign Holders in respect of Notes will be subject to withholding taxes imposed at a rate of 4.9% (the "Reduced Rate") until March 16, 2002 (or thereafter if as has been the case in the past, the effectiveness of a rule equivalent to the Reduced Rate Regulation is extended), regardless of the place of residence or tax regime applicable to the Foreign Holder recipient of the interest, if:

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

         Apart from the Reduced Rate Regulation, other special rates of Mexican withholding income tax may apply. In particular, under the Tax Treaty, the Mexican withholding tax is reduced to 4.9% (the "Treaty Rate") for some holders that are residents of the United States within the meaning of the Tax Treaty provided they satisfy the circumstances contemplated in the Tax Treaty. However, during 2001, the Tax Treaty is not expected, generally, to have any material effect on the Mexican tax consequences to holders of Notes because, as described above, with respect to a United States holder, Dine will be entitled to withhold taxes in connection with interest payments under the Notes at the Reduced Rate so long as the Reduced Rate Regulation requirements described above are met. From March 2002 and beyond, holders of the Notes should consult their tax advisors as to the possible application of the Treaty Rate.

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

Taxation of capital gains

         Under the Income Tax Law it is not clear if a tax will apply to gains resulting from a Foreign Holder's sale or other disposition of Notes. We believe that if such tax were to apply, it would be deemed paid when the withholding tax on interest payments on the Notes is paid pursuant to the Income Tax Law or the Reduced Rate Regulation. However, there can be no assurance that the Mexican authorities would agree with our interpretation.

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

United States Federal Income Tax Considerations - ADSs or Series C Shares

General

         Subject to the limitations described below, the following discussion describes the material United States federal income tax consequences to a U.S. Holder (as defined below) that is a beneficial owner of the ADSs or Series C shares (the "Shares") and that holds them as capital assets. For purposes of this summary, a "U.S. Holder" is a beneficial owner of Shares who or that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal tax purposes) created or organized in the United States or under the laws of the United States or of any state or the District of Columbia,
(iii) an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

         This summary is for general information purposes only. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person's decision to purchase Shares. As this is a general summary, prospective owners of Shares are advised to consult their own tax advisers with respect to the U.S. federal, state and local tax consequences, as well as to non-U.S. tax consequences, of the acquisition, ownership and disposition of Shares applicable to their particular tax situations.

         This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, current and proposed U.S. Treasury regulations promulgated thereunder, and administrative and judicial decisions, as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular holder based on such holder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the United States federal income tax consequences to U.S. Holders that are subject to special treatment, including:

         o    broker-dealers, including dealers in securities or currencies;

         o    insurance companies;

         o    taxpayers that have elected mark-to-market accounting;

         o    tax-exempt organizations;

         o    financial institutions or "financial services entities";

         o taxpayers who hold Shares as part of a straddle, "hedge" or "conversion transaction" with other investments;

         o holders owning directly, indirectly or by attribution at least 10% of our voting power;

         o    taxpayers whose functional currency is not the U.S. dollar; and

         o    taxpayers who acquire Shares as compensation.

         This discussion does not address any aspect of United States federal gift or estate tax, or state, local or non-United States tax laws. Additionally, the discussion does not consider the tax treatment of partnerships or persons who hold Shares through a partnership or other pass-through entity. Certain material aspects of United States federal income tax relevant to a beneficial owner other than a U.S. Holder (a "Non-U.S. Holder") also are discussed below. Each prospective investor is advised to consult such person's own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of Shares.

Taxation of Dividends Paid on Shares

         We have never paid cash dividends, and we currently do not intend to pay cash dividends in the foreseeable future. In the event that we do pay a dividend, and subject to the discussion of the passive foreign investment company, or "PFIC," rules below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on Shares, including any Mexican taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder's basis in the Shares and, to the extent in excess of such basis, will be treated as a gain from the sale or exchange of the Shares. Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. Holder will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate on the date the distribution is received.

         U.S. Holders will have the option of claiming the amount of any Mexican income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their United States federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of any Mexican income taxes withheld, but such individuals may still claim a credit against their United States federal income tax liability. The amount of foreign income taxes which may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. The total amount of allowable foreign tax credits in any year cannot exceed the pre-credit U.S. tax liability for the year attributable to foreign source taxable income.

         A U.S. Holder will be denied a foreign tax credit with respect to Mexican income tax withheld from dividends received on the Shares:

         o if such U.S. Holder has not held the Shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date; or

         o to the extent such U.S. Holder is under an obligation to make related payments on substantially similar or related property.

         Any days during which a U.S. Holder has substantially diminished its risk of loss on the Shares are not counted toward meeting the 16 day holding period required by the statute. In addition, distributions of current or accumulated earnings and profits will be foreign source passive income for United States foreign tax credit purposes and will not qualify for the dividends received deduction otherwise available to corporations.

Taxation of the Disposition of Shares

         Subject to the discussion of the PFIC rules below, upon the sale, exchange or other disposition of Shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder's basis in the Shares, which is usually the U.S. dollar cost of such shares, and the amount realized on the disposition. Capital gain from the sale, exchange or other disposition of the Shares held more than one year is long-term capital gain. Gain or loss recognized by a U.S. Holder on a sale, exchange or other disposition of Shares generally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of a capital loss recognized on the sale, exchange or other disposition of Shares is subject to limitations.

Passive Foreign Investment Company Considerations

         We will be a passive foreign investment company, or PFIC, for United States federal income tax purposes, if 75% or more of our gross income in a taxable year, including the pro-rata share of the gross income of any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC if 50% or more of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including the pro-rata share of the assets of any company in which we are considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income. If we are a PFIC a U.S. Holder may be subject to adverse U.S. federal income tax consequences upon receipt of distributions by us or upon realizing a gain on the disposition of our Shares, including taxation of such amounts as ordinary income and the imposition of an interest charge on the resulting tax liability as if such ordinary income accrued over the U.S. Holder's holding period for the PFIC shares. We believe that we were not a PFIC for 2000 and believe we will not be a PFIC for 2001. However, there can be no assurances that we will not become a PFIC. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules.

Tax Consequences for Non-U.S. Holders of Shares

         Except as described in "U.S. Information Reporting and Back-up Withholding" below, a Non-U.S. Holder who is a beneficial owner of Shares will not be subject to United States federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, Shares, unless:

         o such item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States;

         o the Non-U.S. Holder is an individual who holds the Shares as capital assets and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

         o the Non-U.S. Holder is subject to tax pursuant to the provisions of United States tax law applicable to U.S. expatriates.

U.S. Information Reporting and Backup Withholding

         U.S. Holders generally are subject to information reporting requirements with respect to dividends paid in the United States on Shares. In addition, U.S. Holders are subject to U.S. backup withholding at a rate of up to 31% on dividends paid in the United States on Shares unless the U.S. Holder provides an IRS Form W-9 or otherwise establishes an exemption. U.S. Holders are subject to information reporting and backup withholding at a rate of up to 31% on proceeds paid from the sale, exchange, redemption or other disposition of Shares unless the U.S. Holder provides an IRS Form W-9 or otherwise establishes an exemption.

         Non-U.S. Holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or proceeds upon the sale, exchange, redemption or other disposition of, Shares, provided that such Non-U.S. Holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

         The amount of any backup withholding will be allowed as a credit against such U.S. Holder's or Non-U.S. Holder's United States federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the U.S. Internal Revenue Service.

United States Federal Income Tax Considerations - Dine 8-3/4% Guaranteed Notes

                  The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), the applicable U.S. Treasury regulations promulgated or proposed thereunder, judicial authority and current administrative rulings and practice. Legislative, judicial or administrative changes or interpretations may be forthcoming that may be retroactive and that could alter or modify the continued validity of the statements and conclusions set forth below. Except with respect to the discussions set forth below under "- Non-U.S. Holders" and "- Information Reporting and Backup Withholding," this discussion is limited to the U.S. federal income tax considerations applicable to a beneficial owner of a Note who or which is (i) a citizen or resident of the United States, (ii) a corporation organized under the laws of the United States or any political subdivision thereof or therein, (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust, if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust (a "U.S. Holder"). Certain aspects of U.S. federal income taxation relevant to a beneficial owner of a Note other than a U.S. Holder (a "Non-U.S. Holder") are also discussed below. This discussion does not address all aspects of U.S. federal income taxation that might be relevant to particular holders in light of their personal investment circumstances or status, nor does it discuss the consequences to investors subject to special treatment under the U.S. federal income tax laws, including:

         o    broker-dealers, including dealers in securities or currencies;

         o    insurance companies;

         o    taxpayers that have elected mark-to-market accounting;

         o    tax-exempt organizations;

         o    financial institutions or "financial services entities";

         o taxpayers who hold Shares as part of a straddle, "hedge" or "conversion transaction" with other investments; and

         o    taxpayers whose functional currency is not the U.S. dollar.

         The discussion does not address any special rules that may apply if the Holder receives principal in installment payments of if a Note is called before the maturity date. This discussion does not address any aspect of United States federal gift or estate tax, or state, local or non-United States tax laws. Additionally, the discussion does not consider the tax treatment of partnerships or persons who hold Shares through a partnership or other pass-through entity. Holders are urged to consult their own tax advisors regarding the U.S. federal, state, local and other tax considerations of the acquisition, ownership and disposition of the Notes.

         Except as otherwise indicated below, this discussion is generally limited to the tax consequences to beneficial owners of the Notes that are initial holders of the Notes that hold the Notes as capital assets (within the meaning of Section 121 of the Code) and that purchased the Notes at the "issue price." For this purpose, the "issue price" of a Note is the first price at which a substantial amount of the Notes were sold to the public for money (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers).

Stated Interest on Notes

         Stated interest on a Note will be taxable to a U.S. Holder as ordinary income either at the time it accrues or is received in accordance with the U.S. Holder's method of accounting. Stated interest paid on a Note will be includible in income by a U.S. Holder in an amount equal to the U.S. dollar value of the interest, regardless of whether a payment is in fact converted to dollars at that time. The U.S. dollar value of interest accrued or received, adjusted for any exchange gain or loss with respect to the amount accrued, generally will be a U.S. Holder's tax basis in the Mexican pesos received as interest on a Note.

Additional Amounts

         A U.S. Holder will treat the gross amount of any Additional Amounts (the amount of interest provided in the Notes to prevent any net reduction for withholding taxes determined using the withholding tax rate applicable to the U.S. Holder) as ordinary interest income at the time such amount is received or accrued in accordance with such U.S. Holder's method of accounting for tax purposes. Consequently, the amount a U.S.

Holder will include in gross income with respect to a Note could exceed the amount of cash received by the U.S. Holder.

Withholding Taxes

         Any foreign withholding taxes paid at the rate applicable to a U.S. Holder will be treated as foreign taxes eligible for credit against such Holder's U.S. federal income tax liability, at the election of the U.S. Holder, subject to generally applicable limitations and conditions (including that the U.S. Holder claim any applicable treaty benefits). Alternatively, such taxes are eligible for deduction in computing such U.S. Holder's taxable income. Stated interest and Additional Amounts will constitute foreign source income for foreign tax credit purposes. Such income will generally constitute "high withholding tax interest" for U.S. foreign tax credit purposes, unless the rate applicable to the U.S. Holder is below 5%, in which case such income generally will constitute "passive income". The calculation of foreign tax credits involves the application of complex rules that depend on a U.S. Holder's particular circumstances. Accordingly, investors are urged to consult their tax advisors regarding their ability to claim a credit for any foreign withholding taxes paid with respect to the Notes.

Sale, Exchange or Redemption

         Unless a non-recognition provision applies, the sale, exchange, redemption (including pursuant to an offer by us) or other disposition of a Note will be a taxable event for U.S. federal income tax purposes. In that event, a U.S. Holder will recognize gain or loss equal to the difference between (i) the amount of cash plus the fair market value of any property received upon that sale, exchange, redemption or other taxable disposition (other than amounts attributable to accrued interest) and (ii) the U.S. Holder's adjusted tax basis in the Note. A U.S. Holder's tax basis in a Note generally will equal the cost of the Note to the U.S. Holder, which is the U.S. dollar value of the Mexican peso purchase price translated at the spot rate for the date of purchase (or, in some cases, the settlement date). The conversion of dollars into Mexican pesos and the immediate use of those Mexican pesos to purchase a Note generally will not result in a taxable gain or loss for a U.S. Holder. A U.S. Holder will have a tax basis in any Mexican pesos received on the sale, exchange or retirement of a Note equal to the U.S. dollar value of the Mexican pesos on the date of receipt.

         Gain or loss recognized by a U.S. Holder of a Note should be capital gain or loss and will be long-term capital gain or loss if the Note has been held by the U.S. Holder for more than one year at the time of sale, exchange, redemption or other disposition. Upon the sale, exchange, retirement or repayment of a Note, a U.S. Holder will recognize exchange gain or loss to the extent that the rate of exchange on the date of retirement or disposition differs from the rate of exchange on the date the Note was acquired, or deemed acquired. Exchange gain or loss is recognized, however, only to the extent of total gain or loss on the transaction. For purposes of determining the total gain or loss on the transaction, a U.S. Holder's tax basis in the Note will generally equal the U.S. dollar cost of the Note. Exchange gain or loss recognized by a U.S. Holder will generally be treated as ordinary income or loss.

         Any gain realized by a U.S. Holder on the sale, exchange or redemption of a Note generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Any loss realized upon such a sale, exchange, redemption or other disposition of a Note generally will be allocated against U.S. source income for U.S. foreign tax credit purposes.

Non-U.S. Holders

         Subject to the discussion below under "-Information Reporting and Back-up Withholding," a Non-U.S. Holder of a Note generally will not be subject to U.S. federal income or withholding tax on payments, including stated interest and Additional Amounts in respect of a Note, and gain realized on the sale, exchange, redemption or other disposition of a Note unless (i) that income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (or in the case of a treaty resident, attributable to a permanent establishment (or a fixed base) in the United States) or (ii) in the case of a gain, the Non-U.S. Holder of a Note is a nonresident alien individual who holds a Note as a capital asset and is present in the United States for 183 days or more in the taxable year of the sale, exchange, redemption or other disposition and certain other conditions are satisfied.

Information Reporting and Back-up Withholding

         Payments of interest and principal on a Note and the proceeds from the sale of a Note paid to a U.S. Holder (other than a corporation or other exempt recipient) will be reported to the U.S. Internal Revenue Service. A U.S. Holder may be subject to U.S. back-up withholding at the rate of up to 31% with respect to interest paid on a Note unless such U.S. Holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from back-up withholding and otherwise complies with the applicable requirements of the back-up withholding rules.

         Interest on a Note paid outside the United States to a Non-U.S. holder through a U.S. person or a U.S. related person (as defined below) is subject to information reporting and possible back-up withholding unless certain documentation and other requirements are satisfied. The payment of principal on a Note and the process from the disposition of a Note by a Non-U.S. Holder to or through the U.S. office of any broker, U.S. or foreign, or the non-U.S. office of a U.S. person or a U.S. related person, will be subject to information reporting and possible back-up withholding unless (i) the owner certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption and (ii) the broker does not have actual knowledge that the holder is a U.S. Holder or that the conditions of any other exemption are not, in fact, satisfied. A "U.S. related person" is a person with certain enumerated U.S. relationships.

         Any amount withheld under the back-up withholding rules will be creditable against the Holder's U.S. federal income tax liability, subject to satisfaction of certain procedural requirements. Holders of Notes should consult their tax advisors to determine whether they qualify for exemption from U.S. withholding and the procedure for obtaining an exemption, if applicable.

Dividends and Paying Agent

         All three series of shares are entitled to the same dividend and distribution rights, and therefore any dividends must be declared and paid in equal amounts with respect to all outstanding shares. We did not pay cash dividends in 1996, paid a stock dividend in 1996, paid both cash and stock dividends in 1997, made two cash dividend payments in 1998, did not pay dividends in 1999 and paid cash dividends in 2000. The table below presents the cash and stock dividends paid on each share, as well as the number of shares entitled to these dividends during the periods indicated. Dividend per share amounts have not been adjusted for inflation, and reflect share amounts outstanding immediately prior to the distribution of the dividend. Peso amounts have been translated into Dollars at the Noon Buying Rate on the first date that the dividend was available for payment:

                       Number
                      of shares
                      entitled                Dividends             Dividends
Period              to dividends            per share(1)            per share
-------            ---------------          ------------            ---------

1996(2)               273,091,084           Ps.   0.00              $  0.00
1997(3)               301,244,072                 0.55                 0.07
1998(4)               304,256,513                 1.20                 0.14
1998(5)             1,492,814,425                 0.25                 0.02
1999                1,492,363,425                 0.00                 0.00
2000                1,444,774,155                 0.27                 0.00

(1) Dividends reflected in the table are in nominal Pesos. If the amounts for 1997 and 1998 had been restated in constant Pesos of December 31, 2000, the dividends per share would have been Ps.0.87 for 1997 and Ps.0.63 for 1998 (after giving retroactive effect to the 5 for 1 stock split).

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

(4)  Paid in May 1998.

(5) Paid in December 1998, after the 5 for 1 split of all our shares was effected on September 8, 1998.

         In accordance with Mexican Law and our bylaws, at least 5% of our net income, as reflected in the financial statements approved by our stockholders, must be allocated to a legal reserve until this reserve equals 20% of our paid-in capital. We increased this reserve in April 1998 to reflect the increase in paid-in-capital caused by the stock dividend declared in 1997. After this allocation, the remainder of our net profits is available for distributions as dividends subject to stockholders' approval and the terms of any applicable law or indebtedness that restricts dividends.

         The declaration, amount and payment of dividends are determined by majority vote of the holders of the Series A shares and the Series B shares, generally, but not necessarily, on the recommendation of our board of directors, and will depend on our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the board of directors and the holders of the Series A and the Series B shares. As a general policy, approximately 35% of the legally available net income of Desc has been paid annually to our stockholders. However in 1996 and 1999, we were not permitted to pay cash dividends under the terms of indebtedness that has since been repaid.

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

         The $150 million credit agreement that we executed with a syndicate of lenders in November 2000 also limits our ability to pay dividends or make other distributions. Under the credit agreement, we are permitted to pay dividends or make other distributions if the aggregate amount of dividends, including capital reductions, and other distributions received by Desc (1) during the first annual period of the credit agreement exceeds $40 million, or (2) during any annual period thereafter until the maturity date of the credit agreement exceeds $70 million, so long as no event of default under the credit agreement has occurred and is continuing, Desc is in pro forma compliance with the interest rate coverage ratio, leverage capitalization ratio and the leverage EBITDA ratio requirements established by the credit agreement, and the dividend payments during each such annual period, if any, do not exceed the amount of dividends, including capital reductions, and other distributions received by Desc. The credit agreement also requires that we maintain a fixed interest coverage ratio, which may indirectly have the effect of restricting dividends or other distributions. The principal amounts under the credit agreement are payable as follows: $37.5 million in November 2002, $37.5 million in May 2003 and $75 million in November 2003, with interest to be repaid at the end of the relevant interest period.

         We cannot assure you that we will be able to pay dividends in the future or that any future dividends will be comparable to historical dividends.

         Owners of ADSs are entitled to receive any dividends payable in respect of the Series C shares underlying the ADSs. The Depositary generally will convert cash dividends received by it in respect of Series C shares evidenced by ADSs from Pesos into Dollars and, after deduction or upon payment of expenses of the Depositary, pays these dividends to the holders of ADSs in Dollars.

Documents on Display

         We file reports, including annual reports on Form F-20, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20459. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also read and copy any materials we file with the SEC at the regional offices of the SEC located Seven World Trade Center, 13th Floor, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. As a foreign private issuer, we are not required to make filings with the SEC by electronic means, although we may do so. Any filings we make electronically will be available to the public over the internet at the SEC's website at http://www.sec.gov.


ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

         The table below provides information as of December 31, 2000 about our financial instruments that are sensitive to changes in interest rates. For these debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The fair value of long-term debt is based on the quoted market prices for the same or similar issues, as well as on the present value of future cash flows. The rates used to discount the future cash flows of debt instruments are the London inter-bank offered rate or "LIBOR" and the Mexican CETES rates that match the remaining life of the instrument.

                                             Expected Maturity Date
                                                                                      2000       2000       1999       1999
                                                                                      ----       ----       ----       ----
                                  2001    2002    2003    2004    2005  Thereafter   Total    Fair Value   Total(5) Fair Value(5)
                                  ----    ----    ----    ----    ----  ----------   -----    ----------   -----    ----------
                                                       (Pesos in Millions)
Fixed Rate Debt(1)
Dollar-denominated          Ps.     19 Ps.   19  Ps.  19  Ps. 19  Ps. 19 Ps. 1,312  Ps. 1,408.9  Ps. 1,530.0  Ps. 6,657  Ps. 6,694
Weighted average interest rate   9.88%    9.88%    9.88%   9.88%   9.88%     8.76%
Peso-denominated                       Ps.  7.9                          Ps. 1,980  Ps. 1,987.8  Ps. 1,183.1
Weighted average interest rate            7.44%                              8.62%
Floating Rate Debt(2)
Dollar - denominated        Ps. 3,320  Ps.1,699  Ps.1,836 Ps.771  Ps.749            Ps. 8,373.2  Ps. 8,697.7  Ps. 2,577  Ps. 2,642
Weighted average interest
rate(3)                         8.15%     8.61%     8.14%  8.49%  10.32%
Peso-denominated            Ps.   392  Ps.    8                          Ps.    42  Ps.   441.6  Ps.   438.4  Ps. 1,031  Ps. 1,034
Weighted average interest
rate(4)                        19.23%    21.31%                             19.13%
Interest RateDerivatives(6)
Variable to fixed swaps     Ps.   155  Ps.  122  Ps.   42                           Ps.   319.5  Ps.   300.6  Ps.   695  Ps.   (1)
Average pay rate                 7.0%      7.1%      7.3%
Average receive rate             6.8%      6.0%      6.3%

(1)      Fixed interest rates are weighted averages as contracted by Desc.
(2) Floating interest rates are based on market rates as of December 31, 2000 plus the weighted average spread for Desc and its subsidiaries.
(3)      Market rates for Dollar-dominated debt are based on the LIBOR curve.
(4) Market rates for Peso-Denominated debt are based on the CETES and assume a flat yield curve because there is no long-term yield curve in Mexican pesos.
(5) For comparison purposes, amounts are based on 1999 figures plus the 2000 inflation factor.
(6) Fair value refers to accrued net interest expenses/income as of December 31, 2000.


A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to floating rate liabilities held at December 31, 2000, would increase the Company's interest expense in 2001 by approximately Ps. 132.02 Or 1.44%, over a 12-month period of 2001, assuming no additional debt is incurred during such period.

Foreign Exchange Risk.

         Our exposure to market risk associated with changes in foreign currency exchange rates relates primarily to our debt obligations which are denominated in Dollars, as shown in the interest risk table above. We currently utilize forwards and options contracts to hedge against unfavorable movements of the Peso against the Dollar.

                                              2001            2002             Total             Fair Value
                                              ----            ----             -----             ----------
                                                  (Pesos in millions, except for weighted averages)
Foreign Exchange Derivatives
Net-Forward Contracts                     Ps.  189.45     Ps.  346.78       Ps.  536.2Ps.          (50.43)
   (Peso/Dollar)
Weighted Average Fixed Exchange                  9.47            9.91
   Rate (Peso/Dollar)

-----------------------------------------


A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the Peso relative to the Dollar ocurring on December 31, 2000, would have resulted in an increase in the Company's net consolidated integral cost of financing expense of approximately Ps. 49.91

Equity Risk

         From time to time we buy back our own shares as part of a share repurchase program. Purchases may be made directly on the Mexican Stock Exchange or through over-the-counter derivative contracts. As of December 31, 2000, our equity derivatives position was as follows:

                                                    2001                   Total              Fair Value.
                                                    ----                   -----              -----------
                                                     (Pesos in millions, except for weighted averages)
Equity Derivatives
   Short put option contracts on ADRs              71,090(1)              71,090              Ps.    18.54
   Weighted average strike price                  $ 33.41(2)

-------------------------------------------
(1)      Number of units.
(2)      Strike price in Usd


Item 12.  Description of Securities Other Than Equity Securities

Not Applicable.

                                     PART II


Item 13.  Defaults, Dividend Arrearages and Delinquencies

          Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

          Not Applicable.

Item 15.  [RESERVED]

Item 16.  [RESERVED]

                                    PART III


Item 17.  Financial Statements

          Not Applicable.

Item 18.  Financial Statements

                                                                           Page
                                                                           ----

Report of Arthur Andersen, independent public accountants.............      F-1

Consolidated balance sheets as of December 31, 1999 and 2000..........      F-2

Consolidated statements of income for the years ended December 31,
  1998, 1999 and 2000.................................................      F-3

Consolidated statements of stockholders' equity for the years
  ended December 31, 1998, 1999 and 2000..............................      F-4

Consolidated statements of changes in financial position for the
  years ended December 31, 1998, 1999 and 2000........................      F-5

Notes to consolidated financial statements............................ F-6-F-28

Reports of independent public accountants other than
  Arthur Andersen.....................................................F-29-F-34


Item 19.  Exhibits

                  1.1. English translation of Registrant's bylaws, as amended on April 26, 2001.

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

                                  SIGNATURE


         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



                                                Desc, S.A. de C.V.



                                                By: /s/  Arturo D'Acosta Ruiz
                                                    ----------------------------
                                                Name:  Arturo D'Acosta Ruiz
                                                Title: Chief Financial Officer




Dated:  June 29, 2001

              Translation of a report originally issued in Spanish



To the Shareholders of
  Desc, S.A. de C.V.:

         We have audited the accompanying consolidated balance sheets of DESC, S.A. DE C.V. AND SUBSIDIARIES (all incorporated in Mexico and collectively referred to as the "Company") as of December 31, 1999 and 2000, and the related consolidated statements of income, shareholders' equity and changes in financial position for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         The financial statements of Girsa, S.A. de C.V. and subsidiaries, Agroken, S.A. de C.V., Aquanova, S.A. de C.V., Grupo Corfuerte, S.A. de C.V. and Authentic Acquisition Corporation, Inc., were audited by other auditors whose reports thereon have been furnished to us and our opinion, insofar as it relates to the amounts included for those entities is based solely on the reports of the other auditors. Those financial statements reflect total assets of 43% and 42% in 1999 and 2000, respectively, and total revenues of 55%, 53% and 49% in 1998, 1999 and 2000, respectively, of the related consolidated totals.

         We conducted our audits in accordance with generally accepted auditing standards in Mexico and in the United States of America. Those standards require that the audit be planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

         As mentioned in Note 4 to the accompanying financial statements, beginning in January 2000, the Company adopted the provisions of Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing". The effect from this adoption was to recognize an initial long-term liability for deferred income taxes in the amount of Ps. 1,644,919 (in thousands of Mexican Pesos) affecting shareholder's equity as "Cumulative effect from deferred income taxes" and Ps. 682,285 (in thousands of Mexican pesos) of the minority interest. The provision for income taxes for the year increased by Ps. 99,658 (in thousands of Mexican pesos).

         As a result of the adoption of Bulletin D-4 mentioned above, the Company changed its method for recording the effect from tax consolidation. Until 1999, it was recorded in the year in which the corresponding annual consolidated tax return was filed. Beginning in 2000, this benefit is recorded in the results of the year in which the benefit is generated. The effect from this change increased the benefit from tax consolidation by Ps. 124,795 (in thousands of Mexican pesos), which is recorded as "Extraordinary item".

         Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with generally accepted accounting principles in Mexico but do not conform with generally accepted accounting principles in the United States of America. Notes 19 and 20 describe the main differences and present a reconciliation of the net consolidated majority income and the majority shareholders' equity to the accounting principles generally accepted in the United States of America in conformity with the guidelines of the Securities and Exchange Commission of the United States of America. These guidelines allow the omission of the requirement to quantify, in the reconciliation, the differences attributable to the adjustments recorded locally to comprehensively recognize the effects of inflation.

         In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Desc, S.A. de C.V. and Subsidiaries as of December 31, 1999 and 2000, and the results of their operations, the changes in their shareholders' equity and the changes in their financial position for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in Mexico.


                                                            s/ Arthur Andersen



March 27, 2001

                       DESC, S.A. DE C.V. AND SUBSIDIARIES

          CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 1999 AND 2000

           EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (Ps.) AND

                         THOUSANDS OF U.S. DOLLARS ($)

                                                                            1999                2000                2000
                                                                      ----------------    ----------------    ----------------
                              ASSETS
CURRENT:
  Cash and cash equivalents                                           Ps.    1,828,434    Ps.    1,540,002    $        159,585
  Notes and accounts receivable, net                                         4,783,122           4,467,403             462,943
  Inventories                                                                3,349,977           3,672,989             380,621
  Prepaid expenses                                                              84,699              96,470               9,997
  Real estate assets available for sale                                             --           1,207,235             125,102
                                                                     -----------------   -----------------   -----------------
    Total current assets..........................................          10,046,232          10,984,099           1,138,248

LAND HELD FOR DEVELOPMENT AND
  REAL ESTATE PROJECTS............................................           3,765,789           3,737,802             387,337

PROPERTY, PLANT AND EQUIPMENT.....................................          15,537,372          14,147,921           1,466,106

GOODWILL..........................................................           1,631,823           1,460,004             151,296

OTHER ASSETS......................................................           1,329,750           1,462,108             151,514

EMPLOYEE SEVERANCE BENEFIT INTANGIBLE ASSET.......................                  --             320,216              33,183
                                                                     -----------------   -----------------   -----------------
      Total assets................................................    Ps.   32,310,966    Ps.   32,112,150    $      3,327,684
                                                                      ================    ================    ================

  LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT:
  Bank loans and current portion of long-term debt                    Ps.    4,082,850    Ps.    3,738,874    $        387,448
  Notes and accounts payable to suppliers                                    2,064,647           2,162,334             224,076
  Other payables and accrued liabilities                                     1,183,425           1,304,950             135,228
  Income taxes and employee profit sharing                                     308,913             184,491              19,118
                                                                     -----------------   -----------------   -----------------
       Total current liabilities.................................            7,639,835           7,390,649             765,870

LONG-TERM DEBT....................................................           7,024,513           8,472,697             878,000

DEFERRED INCOME TAXES.............................................                  --           2,072,901             214,808

EMPLOYEE SEVERANCE BENEFITS.......................................                  --             320,216              33,183

OTHER LONG-TERM LIABILITIES.......................................             135,321             114,412              11,856
                                                                      ----------------    ----------------    ----------------
      Total liabilities...........................................          14,799,669          18,370,875           1,903,717

SHAREHOLDERS' EQUITY:
  Capital stock                                                             10,062,431          10,060,941           1,042,584
  Paid-in surplus                                                            1,169,800           1,169,800             121,223
  Retained earnings                                                         20,424,907          18,859,571           1,954,361
  Reserve for repurchase of shares                                             175,460             907,079              93,998
  Cumulative effect of deferred income taxes                                         -          (1,644,919)           (170,458)
  Cumulative effect of restatement                                         (19,294,885)        (20,340,715)         (2,107,846)
                                                                      ----------------    ----------------    ----------------
                                                                            12,537,713           9,011,757             933,862
  Minority interest                                                          4,973,584           4,729,518             490,105
                                                                      ----------------    ----------------    ----------------
     Total shareholders' equity..................................           17,511,297          13,741,275           1,423,967
                                                                      ----------------    ----------------    ----------------
     Total liabilities and shareholders' equity..................     Ps.   32,310,966    Ps.   32,112,150    $      3,327,684
                                                                      ================    ================    ================

      The accompanying notes are an integral part of these balance sheets.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES

          CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 1999 AND 2000

           EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (Ps.) AND

                         THOUSANDS OF U.S. DOLLARS ($)

                                                                1998               1999              2000             2000
                                                          --------------     --------------    --------------     -------------
NET SALES...........................................      Ps. 26,176,034     Ps. 25,329,850     Ps.23,439,306     $   2,428,944

COST OF SALES.......................................          18,859,146         18,255,984        17,444,972         1,807,769
                                                          --------------     --------------    --------------     -------------
     Gross profit...................................           7,316,888          7,073,866         5,994,334           621,175

OPERATING EXPENSES:
  Administrative....................................           1,805,706          1,947,712         2,167,677           224,631
  Selling...........................................           1,735,474          1,791,020         1,563,342           162,004
                                                          --------------     --------------    --------------     -------------

                                                               3,541,180          3,738,732         3,731,019           386,635
                                                          --------------     --------------    --------------     -------------
     Operating income...............................           3,775,708          3,335,134         2,263,315           234,540

COMPREHENSIVE FINANCIAL RESULT:
  Interest income...................................             374,588            342,194           141,696            14,684
  Interest expense..................................            (988,555)        (1,247,668)       (1,150,094)         (119,181)
  UDIS variation....................................                  --            (16,884)         (108,022)          (11,194)
  Exchange gain (loss), net.........................          (1,896,046)           393,227          (310,215)          (32,147)
  Gain on monetary position.........................           1,067,688            975,659           736,678            76,340
                                                         ---------------    ---------------   ---------------    --------------
                                                              (1,442,325)           446,528          (689,957)          (71,498)
                                                         ---------------    ---------------   ---------------    --------------
EQUITY IN ASSOCIATED COMPANIES AND
  UNCONSOLIDATED SUBSIDIARIES.......................            (132,380)            46,483           (10,302)           (1,067)

IMPAIRMENT OF FIXED ASSETS..........................             (37,739)          (220,736)         (152,026)          (15,753)

OTHER INCOME (EXPENSES):
  Reorganization of food sector.....................                  --                 --          (245,080)          (25,397)
  Depreciation of idle plant........................             (68,558)           (78,316)          (57,249)           (5,932)
  Nonrecurring freight and shipments................                  --                 --           (47,364)           (4,908)
  Amortization of goodwill..........................             (50,468)           (37,074)          (32,902)           (3,410)
  Gain on sale of shares............................                  --                 --            54,588             5,657
  Indemnity payments................................             (33,058)           (75,352)          (65,546)           (6,792)
  Income from the technology fund...................              54,061             62,610            35,076             3,635
  Contingencies.....................................              (7,090)           (36,597)               --                --
  Other, net........................................               7,458            (76,513)          (69,625)           (7,216)
                                                          --------------     --------------    --------------     -------------
                                                                 (97,655)          (241,242)         (428,102)          (44,363)
        Income before provisions, extraordinary
          item and profit on the sale of shares.....           2,065,609          3,366,167           982,928           101,859

PROVISIONS FOR:
  Current income taxes..............................             449,212            778,397           454,241            47,072
  Deferred income taxes.............................                  --                 --            99,658            10,328
  Employee profit sharing...........................             153,260            150,840           124,090            12,858
  Asset taxes.......................................              86,335             68,132                --                --
  Tax consolidation benefit.........................            (156,804)          (107,526)         (123,973)          (12,847)
                                                          --------------     --------------    --------------     -------------
                                                                 532,003            889,843           554,016            57,411

        Income before extraordinary item and profit
          on the sale of subsidiaries...............           1,533,606          2,476,324           428,912            44,448

EXTRAORDINARY ITEM..................................                  --                 --           191,465            19,840
                                                          --------------     --------------    --------------     -------------
                                                               1,533,606          2,476,324           620,377            64,288

PROFIT ON THE SALE OF SUBSIDIARIES..................             119,517            153,746                --                --
                                                          --------------     --------------    --------------     -------------
        Net consolidated income for the year........      Ps.  1,653,123     Ps.  2,630,070     Ps.   620,377     $      64,288
                                                          ==============     ==============     =============     ==============

ALLOCATION OF NET CONSOLIDATED INCOME:
  Majority interest.................................      Ps.  1,131,806     Ps.  1,935,073     Ps.   274,895     $      28,486
  Minority interest.................................             521,317            694,997           345,482            35,802
                                                          --------------     --------------    --------------     -------------
                                                          Ps.  1,653,123     Ps.  2,630,070     Ps.   620,377     $      64,288
                                                          ==============     ==============     =============     ==============
        Income per share before extraordinary item
          and profit on the sale of subsidiaries....      Ps.       1.01     Ps.       1.66    Ps.       0.30     $        0.03
                                                          --------------     --------------    --------------     -------------
        Extraordinary item per share................      Ps.         --     Ps.         --    Ps.       0.13     $        0.01
                                                          --------------     --------------    --------------     -------------
        Profit on the sale of shares per share......      Ps.       0.08     Ps.       0.10    Ps.         --     $          --
                                                          --------------     --------------    --------------     -------------
        Net consolidated income per share...........      Ps.       1.09     Ps.       1.76    Ps.       0.43     $        0.04
                                                          --------------     --------------    --------------     -------------
        Majority net income per share...............      Ps.       0.75     Ps.       1.30    Ps.       0.19     $        0.02
                                                          ==============     ==============    ==============     =============
        Weighted average shares outstanding (000's).           1,506,981          1,489,733         1,418,126         1,418,126
                                                          ==============     ==============    ==============     =============

        The accompanying notes are an integral part of these statements.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES

          CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 1999 AND 2000

           EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (Ps.) AND

                         THOUSANDS OF U.S. DOLLARS ($)

                                                                        Capital Stock
                                                                ------------------------------
                                                Number of                                           Paid-in         Retained
                                                  Shares         Historical       Restatement       Surplus         Earnings
                                                -------------   ------------    --------------    -------------   --------------
BALANCES AS OF DECEMBER 31, 1997                1,515,492,565    Ps.  19,701    Ps. 10,045,206    Ps. 1,177,498   Ps. 18,599,534

    Increase in reserve for repurchase
    of shares................................        --            --               --                --                (200,000)
    Repurchase of shares.....................     (23,129,140)          (300)           (1,980)          (7,698)         (76,319)
    Dividends paid in cash...................        --            --               --                --                (953,207)
    Net variation in minority interest               --            --               --                --                  --
                                                -------------   ------------    --------------    -------------   --------------
    Balances before comprehensive income        1,492,363,425         19,401        10,043,226        1,169,800       17,370,008
    Comprehensive income-
       Net consolidated income for the
       year..................................        --            --               --                --               1,131,806
       Result from holding nonmonetary               --            --
       assets................................        --            --               --                --                  --
                                                -------------   ------------    --------------    -------------   --------------
BALANCES AS OF DECEMBER 31, 1998.............   1,492,363,425         19,401        10,043,226        1,169,800       18,501,814

    Repurchase of shares.....................     (13,629,000)          (177)              (19)       --                 (11,980)
                                                -------------   ------------    --------------    -------------   --------------
    Balances before comprehensive income        1,478,734,425         19,224        10,043,207        1,169,800       18,489,834
    Comprehensive income-
       Net consolidated income for the
       year..................................        --            --               --                --               1,935,073
       Result from holding nonmonetary
       assets................................        --            --               --                --                  --
                                                -------------   ------------    --------------    -------------   --------------
BALANCES AS OF DECEMBER 31, 1999.............   1,478,734,425         19,224        10,043,207        1,169,800       20,424,907
    Cumulative effect of deferred
    income taxes.............................        --            --               --                --                  --
                                                -------------   ------------    --------------    -------------   --------------
BALANCES AS OF JANUARY 1, 2000...............   1,478,734,425         19,224        10,043,207        1,169,800       20,424,907
    Increase in reserve for repurchase
    of shares................................        --            --               --                --              (1,400,000)
    Repurchase of shares.....................    (109,736,155)        (1,427)              (63)       --                 (30,383)
    Dividends paid in cash...................        --            --               --                --                (409,848)
                                                -------------   ------------    --------------    -------------   --------------
    Balances before comprehensive loss          1,368,998,270         17,797        10,043,144        1,169,800       18,584,676
    Comprehensive loss-
       Net consolidated income for the
       year..................................        --            --               --                --                 274,895
       Result from holding nonmonetary
       assets................................        --            --               --                --                  --
                                                -------------   ------------    --------------    -------------   --------------
BALANCES AS OF DECEMBER 31, 2000.............   1,368,998,270   Ps.   17,797    Ps. 10,043,144    Ps. 1,169,800   Ps. 18,859,571
                                                =============   ============    ==============    =============   ==============

BALANCES AS OF DECEMBER 31, 1999.............   1,478,734,425   $      1,992    $    1,040,747    $     121,223   $    2,116,572
    Cumulative effect of deferred
    income taxes.............................        --            --               --                --                  --
                                                -------------   ------------    --------------    -------------   --------------
BALANCES AS OF JANUARY 1, 2000...............   1,478,734,425          1,992         1,040,747          121,223        2,116,572
    Increase in reserve for repurchase
    of shares................................        --            --               --                --                (145,078)
    Repurchase of shares.....................    (109,736,155)          (148)               (7)       --                  (3,148)
    Dividends paid in cash...................        --            --               --                --                 (42,471)
                                                -------------   ------------    --------------    -------------   --------------
    Balances before comprehensive loss          1,368,998,270          1,844         1,040,740          121,223        1,925,875
    Comprehensive loss-
       Net consolidated income for the
       year..................................        --            --               --                --                  28,486
       Result from holding nonmonetary
       assets................................        --            --               --                --                  --
                                                -------------   ------------    --------------    -------------   --------------
BALANCES AS OF DECEMBER 31, 2000.............   1,368,998,270   $      1,844    $    1,040,740    $     121,223   $    1,954,361
                                                =============   ============    ==============    =============   ==============

                                                          Cumulative
                                            Reserve        Effect of
                                              for          Deferred           Cumulative                          Total
                                           Repurchase        Income            Effect of          Minority     Shareholders'
                                            of Shares         Taxes           Restatement         Interest        Equity
                                           -----------   --------------      --------------     ------------    --------------
BALANCES AS OF DECEMBER 31, 1997           Ps. 320,372   Ps.    --          Ps.(17,075,283)    Ps.2,960,339    Ps. 16,047,367

    Increase in reserve for repurchase
    of shares.........................         200,000          --                 --                --
    Repurchase of shares..............        (234,524)         --                 --                --              (320,821)
    Dividends paid in cash............           --             --                 --              (293,990)       (1,247,197)
    Net variation in minority interest           --             --                 --             1,089,472         1,089,472
                                           -----------   --------------      --------------     ------------    --------------
    Balances before comprehensive income       285,848          --             (17,075,283)       3,755,821        15,568,821
    Comprehensive income-
       Net consolidated income for the
       year...........................           --             --                 --               521,317         1,653,123
       Result from holding nonmonetary
       assets.........................           --             --                (159,227)          12,062          (147,165)
                                           -----------   --------------      --------------     ------------    --------------
BALANCES AS OF DECEMBER 31, 1998......         285,848          --             (17,234,510)       4,289,200        17,074,779

    Repurchase of shares..............        (110,388)         --                 --                --              (122,564)
                                           -----------   --------------      --------------     ------------    --------------
    Balances before comprehensive income       175,460          --             (17,234,510)       4,289,200        16,952,215
    Comprehensive income-
       Net consolidated income for the
       year...........................         --               --                 --               694,997         2,630,070
       Result from holding nonmonetary
       assets.........................         --               --              (2,060,375)         (10,613)       (2,070,988)
                                           -----------   --------------      --------------     ------------    --------------
BALANCES AS OF DECEMBER 31, 1999......         175,460          --             (19,294,885)       4,973,584        17,511,297
    Cumulative effect of deferred
    income taxes......................         --            (1,644,919)           --              (682,285)       (2,327,204)
                                           -----------   --------------      --------------     ------------    --------------
BALANCES AS OF JANUARY 1, 2000........         175,460       (1,644,919)       (19,294,885)       4,291,299        15,184,093
    Increase in reserve for repurchase
    of shares.........................       1,400,000          --                 --                --
    Repurchase of shares..............        (668,381)         --                 --             (700,254)
    Dividends paid in cash............          --              --                 --              (44,662)          (454,510)
                                           -----------   --------------      --------------     ------------    --------------
    Balances before comprehensive loss         907,079       (1,644,919)       (19,294,885)       4,246,637        14,029,329
    Comprehensive loss-
       Net consolidated income for the
       year...........................          --              --                 --               345,482           620,377
       Result from holding nonmonetary
       assets.........................          --              --              (1,045,830)         137,399          (908,431)
                                           -----------   --------------     ---------------   --------------    --------------
BALANCES AS OF DECEMBER 31, 2000......     Ps. 907,079   Ps. (1,644,919)    Ps.(20,340,715)   Ps. 4,729,518    Ps. 13,741,275
                                           ===========   ==============     ===============   ==============    ==============

BALANCES AS OF DECEMBER 31, 1999......     $    18,182   $      --          $   (1,999,470)   $     515,396    $    1,814,642
    Cumulative effect of deferred
    income taxes......................          --             (170,458)           --               (70,703)         (241,161)
                                           -----------   --------------      --------------   --------------    --------------
BALANCES AS OF JANUARY 1, 2000........          18,182         (170,458)        (1,999,470)         444,693         1,573,481
    Increase in reserve for repurchase
    of shares.........................         145,078          --                 --                --                --
    Repurchase of shares..............         (69,262)         --                 --                --               (72,565)
    Dividends paid in cash............          --              --                 --                (4,628)          (47,099)
                                           -----------   --------------      --------------   --------------    --------------
    Balances before comprehensive loss          93,998         (170,458)        (1,999,470)         440,065         1,453,817
    Comprehensive loss-
       Net consolidated income for the
       year...........................          --              --                 --                35,802            64,288
       Result from holding nonmonetary
       assets.........................          --              --                (108,376)          14,238           (94,138)
                                           -----------   --------------      --------------   --------------    --------------
BALANCES AS OF DECEMBER 31, 2000......     $    93,998     $   (170,458)     $  (2,107,846)   $     490,105     $   1,423,967
                                           ===========   ==============      ==============   ==============    ==============

        The accompanying notes are an integral part of these statements.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES

          CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 1999 AND 2000

           EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (Ps.) AND

                         THOUSANDS OF U.S. DOLLARS ($)

                                                                        1998            1999            2000            2000
                                                                   -------------    ------------     -----------     ---------
OPERATIONS:
       Net consolidated income for the year                        Ps. 1,653,123    Ps 2,630,070     Ps. 620,377     $  64,288
       Add (deduct)-Items which do not require (generate)
         resources-
            Depreciation and amortization                              1,140,587       1,139,098       1,183,778       122,671
            Depreciation of idle plant                                    68,558          78,316          57,249         5,932
            Impairment of fixed assets                                    37,739         220,736         152,026        15,753
            Capitalized comprehensive financial cost                    (134,896)        (68,480)        (47,919)       (4,966)
            Equity in associated companies and
              unconsolidated subsidiaries                                132,380         (46,483)         10,302         1,068
            Amortization of goodwill                                      50,468          37,074          60,010         6,220
            Deferred income taxes                                             --              --          99,658        10,328
                                                                   -------------    ------------     -----------     ---------
                                                                       2,947,959       3,990,331       2,135,481       221,294
         Changes in operating assets and liabilities-
           Notes and accounts receivable                                (166,565)       (328,441)        315,719        32,717
           Inventories                                                   (64,181)       (123,485)       (508,896)      (52,736)
           Prepaid expenses                                                  609         (23,427)        (11,770)       (1,220)
           Real estate assets available for sale                        (364,923)        364,923      (1,207,235)     (125,102)
           Notes and accounts payable to suppliers, other
            payables and accrued liabilities                              43,474        (180,921)        219,212        22,716
           Income taxes and employee profit sharing                      122,703         112,712        (124,422)      (12,894)
                                                                   -------------    ------------     -----------     ---------
                                                                        (428,883)       (178,639)     (1,317,392)     (136,519)
                                                                   -------------    ------------     -----------     ---------
            Net resources generated by operations                      2,519,076       3,811,692         818,089        84,775
                                                                   -------------    ------------     -----------     ---------
     INVESTMENTS:
       Land acquisition                                                 (105,176)             --         (51,648)       (5,352)
       Cost of land sold                                                 269,930         224,942         330,627        34,262
       Investment in real estate projects                               (439,776)       (396,836)       (616,963)      (63,934)
       Cost of real estate projects sold                                 157,572          90,816         171,565        17,778
       Investment in shares                                              (81,838)       (250,369)         67,745         7,020
       Sale of shares of Campi                                                --       1,023,074              --            --
       Cash and cash equivalents of Campi                                     --         (64,213)             --            --
       Purchase of shares of Authentic Specialty Foods ("ASF")        (1,807,547)             --              --            --
       Sale of shares of ASF and Corfuerte                               529,948              --              --            --
       Cash and cash equivalents of ASF                                   99,954              --              --            --
       Purchase of shares of Nair Industrias                            (309,625)             --              --            --
       Cash and cash equivalents of Nair Industrias                       32,618              --              --            --
       Purchase of shares of Canada de Santa Fe                         (144,134)             --              --            --
       Acquisition of property, plant and equipment                   (1,954,525)     (2,823,055)     (1,842,228)     (190,904)
       Net book value of retirements                                     195,708         106,291         115,083        11,926
       Real estate assets available for sale                                  --              --       1,207,235       125,102
       Investment in real estate held for rent                          (280,888)             --              --            --
       Deferred income taxes                                                  --              --          (9,041)         (937)
       Other assets                                                       23,360          82,409        (153,128)      (15,868)
                                                                   -------------    ------------     -----------     ---------
         Net resources applied to investing activities                (3,814,419)     (2,006,941)       (780,753)      (80,907)
                                                                   -------------    ------------     -----------     ---------
     FINANCING:
       Variation in short-term bank loans and current
         portion of long-term debt                                       570,049      (1,123,443)       (343,976)      (35,645)
       Proceeds from long-term debt                                    2,310,442       2,601,778       2,288,845       237,186
       Payments of principal of long-term debt                        (1,573,716)     (1,725,541)     (1,418,260)     (146,970)
       Effect of the variation on long-term debt, in
         constant pesos                                                1,096,814        (910,220)        577,599        59,855
       Other long-term liabilities                                            --          69,145         (20,909)       (2,167)
       Deferred income taxes                                                  --              --       2,072,901       214,808
       Dividends paid                                                   (953,207)             --        (409,848)      (42,471)
       Dividends paid to minority shareholders of
         subsidiaries                                                   (293,990)             --         (44,662)       (4,628)
       Repurchase of shares                                             (320,821)       (122,564)       (700,254)      (72,565)
       Cumulative effect of deferred income taxes                             --              --      (2,327,204)     (241,161)
                                                                   -------------    ------------     -----------     ---------
       Net resources generated by (applied to) financing
         activities                                                      835,571      (1,210,845)       (325,768)      (33,758)
                                                                   -------------   -------------    ------------     ---------
       Net increase (decrease) in cash and cash equivalents             (459,772)        317,029        (288,432)      (29,890)
       Balance at beginning of year                                    1,694,300       1,234,528       1,828,434       189,475
                                                                   -------------   -------------    ------------     ---------
       Balance at end of year                                      Ps. 1,234,528   Ps. 1,828,434    Ps.1,540,002     $ 159,585
                                                                   =============   =============    ============     =========
     SUPPLEMENTAL CASH FLOW DISCLOSURES:
       Income and asset taxes paid                                 Ps.   682,923   Ps.   475,531    Ps.  725,249     $  75,155
                                                                   =============   =============    ============     =========
       Employee profit sharing paid                                Ps.    93,422   Ps.    98,655    Ps.  128,536     $  13,320
                                                                   =============   =============    ============     =========
       Interest paid                                               Ps. 1,055,340   Ps.   870,019    Ps.1,064,070     $ 110,266
                                                                   =============   =============    ============     =========

  The accompanying notes are an integral part of these consolidated statements.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1998, 1999 AND 2000


1)       PRINCIPAL ACTIVITIES AND SIGNIFICANT EVENTS:

         The Company is the controlling shareholder of a group of companies that engage mainly in the manufacture and sale of autoparts, chemicals and food. It is also engaged in the acquisition, sale, development and leasing of real estate.

SIGNIFICANT EVENTS-

Reorganization of the food sector-

         Due to the low profitability generated by the food segment in recent years, the Company decided to restructure the businesses making up this segment. As part of this reorganization, the majority of the management of this segment was changed. As a result of this situation the companies of the trademark segment (Grupo Corfuerte, S.A. de C.V. and Authentic Acquisition Corporation, Inc.) were grouped with the consumer products business under the management structure of GIRSA, S.A. de C.V. The pork breeding and fattening business (Agroken, S.A. de C.V.) and the shrimp aquaculture business (Aquanova, S.A. de C.V.) now report directly to the Company's management. A restructuring charge of Ps.245,080 was charged to results in 2000, which is included in "Other expenses" in the accompanying consolidated statement of income.

Shareholding restructuring of Velcon, S.A. de C.V.-

         On November 29, 2000, there was a shareholding restructuring of Velcon, S.A. de C.V. (Velcon), a subsidiary of Unik, S.A. de C.V. (UNIK) that is engaged in the manufacturing and sale of constant speed shafts, whereby Spicer, S.A. de C.V. (Spicer), another subsidiary, sold all of its shares in Velcon, representing 36.18% of the capital stock. UNIK acquired 26.22% and GKN Automotive International GMBH (GKN) acquired 9.96%, resulting in shareholding interests of 51.05% and 48.95%, respectively.

         As a result of this restructuring, UNIK increased its total shareholding interest in Velcon by 7.71% at a cost of Ps.108,687. In this transaction, Ps.63,551 goodwill was recognized for these additional shares related to the participation of Dana Corporation, Inc. (DANA) in Spicer, which will be amortized over four years, the term over which it is estimated that the investment will be recovered.

Sale of shares of Grupo Campi, S.A. de C.V.-

         On December 21, 1999, the Company sold its shares of Grupo Campi, S.A. de C.V. (Campi), a subsidiary engaged in the production and sale of poultry, as well as the production and sale of balanced food for animals, to Industrias Bachoco, S.A. de C.V. This transaction generated a gain, net of income taxes, of Ps.153,746.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1998, 1999 AND 2000

                                   (Continued)


2)       BASIS OF PRESENTATION:

         These consolidated financial statements are presented on the basis of accounting principles generally accepted in Mexico ("Mexican GAAP"), which may not conform with the accounting principles generally accepted in the United States of America ("US GAAP") as explained in Note 19. A reconciliation between Mexican GAAP and US GAAP is presented in Note 20.

         The amounts in U.S. dollars shown in the accompanying financial statements were calculated based on the figures in constant Mexican pesos as of December 31, 2000, translated at the exchange rate in effect as of such date of Ps.9.65 per U.S. dollar. The interim monthly statements of income produced by the Company for internal reporting purposes are presented in nominal Mexican pesos translated at the average exchange rates of each of the months reported and, therefore, differ from the accompanying financial statements. Certain amounts in the consolidated financial statements at December 31, 1998 and 1999 have been reclassified in order to conform them to the presentation of the consolidated financial statements at December 31, 2000.


3)       SUMMARY OF FINANCIAL DATA BY BUSINESS SEGMENT:

         The presentation below sets forth certain financial information regarding Desc's industry segments: autoparts, chemicals, food and real estate. Intersegment transactions have been eliminated.

         Total assets by industry are those assets that are used in the operations in each industry segment. Corporate assets are principally cash and long-term investments.

                                            Net                                                                            Provision
                                         Consoli                            Capital    Depreciation                           for
                            Operating     dated      Total       Total      Expendi         and       Interest   Interest    Income
     1998      Net Sales      Income      Income     Assets   Liabilities    tures     Amortization   Expenses    Income     Taxes
------------   ----------   ----------  ---------  ----------  ----------   ---------    ---------    ---------   -------  ---------
Autoparts      Ps.          Ps.         Ps.        Ps.         Ps.         Ps.          Ps.           Ps.       Ps.        Ps.
(UNIK)         10,876,582   1,657,099     830,487  11,342       5,136,18    1,015,         603,960    229,616    77,640     215,088
Chemicals
(GIRSA).....    8,456,287   1,302,128     340,692   8,361,759   5,301,754     498,449      324,322    253,467    81,142    172,342
Food........    5,923,063     533,431     272,418   7,150,229   3,575,984   2,407,653      220,692    221,857    60,609     55,727
Real estate
(DINE)......      895,370     320,325      (1,897)  6,580,134   2,227,156     979,873       29,180    215,542    32,006      2,334
Corporate
(DESC)             24,732     (37,275)    211,423     264,989     383,512      89,421       30,991     68,073   123,191      3,721
               ----------   ---------   ---------  ----------  ----------   ---------    ---------    -------   -------    -------
               Ps.          Ps.         Ps.        Ps.         Ps.          Ps.          Ps.          Ps.       Ps.        Ps.
               26,176,034   3,775,708   1,653,1    33,699,     16,624,      4,990,       1,209,14     988,555   374,58     449,212
               ==========   =========   =========  ==========  ==========   =========    =========    =======   =======    =======

                                            Net                                                                            Provision
                                         Consoli                            Capital    Depreciation                           for
                            Operating     dated      Total       Total      Expendi         and       Interest   Interest    Income
     1998      Net Sales      Income      Income     Assets   Liabilities    tures     Amortization   Expenses    Income     Taxes
------------   ----------   ----------  ---------  ----------  ----------   ---------    ---------    ---------   -------  ---------
Autoparts      Ps.          Ps.         Ps.        Ps.         Ps.          Ps.          Ps.           Ps.        Ps.        Ps.
(UNIK)         10,854,      1,732,0     1,265,86   10,984       4,170,323     868,664      630,439      216,921    89,581    383,790
Chemicals
(GIRSA).....    7,595,856     934,974     728,483   8,282,794   4,650,961   1,186,956      320,873      272,015    52,195    272,704
Food........    5,973,442     405,154     199,615   5,618,917   1,601,222     771,972      197,842      350,691    43,913     74,639
Real estate
(DINE)......      876,452     308,833     313,732   6,496,545   1,757,992     611,684       42,485      210,360    41,204     46,734
Corporate
(DESC)             29,615     (45,855)    122,376     927,826   2,619,171      30,984       25,775      197,681   115,301        530
               ----------   ---------   ---------  ----------  ----------   ---------    ---------    ---------   -------    -------
               Ps.          Ps.         Ps.        Ps.         Ps.          Ps.          Ps.          Ps.         Ps.        Ps.
               25,329,      3,335,1     2,630,07   32,310      14,799,66    3,470,2      1,217,41     1,247,66    342,194    778,397
               ==========   =========   =========  ==========  ==========   =========    =========    =========   =======    =======

                       DESC, S.A. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1998, 1999 AND 2000

                                   (Continued)

                                            Net                                                                            Provision
                                         Consoli                            Capital    Depreciation                           for
                            Operating     dated      Total       Total      Expendi         and       Interest   Interest    Income
     1998      Net Sales      Income      Income     Assets   Liabilities    tures     Amortization   Expenses    Income     Taxes
------------   ----------   ----------  ---------  ----------  ----------   ---------    ---------    ---------   -------  ---------
Autoparts      Ps.          Ps.         Ps.        Ps.         Ps.          Ps.          Ps.           Ps.        Ps.       Ps.
(UNIK)......   10,935,622   1,599,7     486,457    11,519,Ps.   6,049,0     1,097,29       605,493      225,188    71,491   355,652
Chemicals
(GIRSA).....    7,914,807     521,385   220,382     8,311,012   5,755,776     336,001      325,895      375,979    21,679   111,167
Food........    3,575,823      39,619  (243,915)    5,079,056   1,445,636     317,315      211,085      181,853    15,541    (9,370)
Real estate
(DINE)......      995,668     154,975    42,592     6,425,650   1,696,376     758,375       66,278      141,350     6,686    (3,208)
Corporate
(DESC)......       17,386     (52,389)  114,861       777,255   3,424,010   1,850           32,276      225,724    26,299         -
               ----------   ---------   -------    ----------  ----------   ---------    ---------    ---------   -------   -------
               Ps.          Ps.         Ps.        Ps.         Ps.          Ps.          Ps.          Ps.         Ps.       Ps.
               23,439,306   2,263,3     620,377    32,112,     18,370,8     2,510,839    1,241,02     1,150,09    141,69    454,241
               ==========   =========   =======    ==========  ==========   =========    =========    =========   =======   =======


4)       SIGNIFICANT ACCOUNTING POLICIES:

         The accounting policies followed by the Company are in accordance with accounting principles generally accepted in Mexico, which require management to make certain estimates and use certain assumptions to determine the valuation of some of the balances included in the financial statements and to make the disclosures required to be included therein. Although the actual results may differ from those estimates, management believes that the estimates and assumptions used were appropriate in the circumstances.

         The significant accounting policies followed by the companies are as follows:

CHANGES IN ACCOUNTING POLICIES-

Adoption of new Bulletin D-4-

         Beginning in January 2000, the Company adopted the new procedures for the recognition of deferred income taxes as prescribed by recently revised Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing". The effect from this adoption was to recognize an initial long-term liability for deferred income taxes in the amount of Ps.1,644,919 affecting shareholder's equity under the account "Cumulative effect of deferred income taxes" and the minority interest by Ps.682,285. The provision for income taxes for the year increased by Ps.99,658. The provision for employee profit sharing of the subsidiaries was not affected because the Company does not have any items that generated a future liability or benefit. The adoption of this bulletin did not have any effect on the cash flows of the Company.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1998, 1999 AND 2000

                                   (Continued)


Recognition of the tax consolidation benefit-

         As a result of the adoption of Bulletin D-4 mentioned above, the Company changed its method for recognizing the tax consolidation benefit. Through 1999, the benefit was recognized in the year in which the corresponding annual consolidated tax return was filed. Beginning in 2000, this benefit is recognized in the results of the year in which the benefit is generated. The effect from this change in accounting policy increased the benefit from tax consolidation by Ps.124,795, which is recorded as an "extraordinary item" in the accompanying consolidated statement of operations.

Recognition of the Effects of Inflation-

         The Company and its subsidiaries follow the accounting policies established in Bulletin B-10 and its amendments and, accordingly, the financial statements have been restated in terms of the purchasing power of the Mexican peso as of December 31, 2000.

Basis of Consolidation-

         The consolidated financial statements include those subsidiaries in which the Company owns capital stock and has administrative control. All significant intercompany transactions and balances have been eliminated.

         The Company's principal subsidiaries are:

                                                       1999          2000
                                                     --------      ---------
     Unik, S.A. de C.V. ("Unik").................      99.9%         99.9%
     Girsa, S.A. de C.V. ("Girsa")...............      99.9%         99.9%
     Dine, S.A. de C.V. ("Dine")                       99.9%         99.9%
     Agroken, S.A. de C.V........................      99.9%         99.9%
     Aquanova, S.A. de C.V.......................      99.9%         99.9%
     Grupo Corfuerte, S.A. de C.V................      77.2%         77.2%
     Authentic Acquisition Corporation, Inc......      81.3%         81.3%

         The local currency financial statements of foreign subsidiaries whose operations are not an integral part of the Mexican companies are restated using the inflation index of the corresponding country and subsequently translated into Mexican pesos at the exchange rate at yearend. The local currency financial statements of foreign subsidiaries whose operations are an integral part of the Mexican companies are translated at the exchange rate at yearend or as of the transaction date, based on whether the items are monetary or nonmonetary, and are restated using factors derived from the National Consumer Price Index
(NCPI).

         The participation in net income and changes in equity or consolidation of those subsidiaries that were acquired or sold has been included in the financial statements since or up to the date on

                       DESC, S.A. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1998, 1999 AND 2000

                                   (Continued)


which the transactions took place and were restated in terms of the purchasing power of the Mexican peso as of December 31, 2000.

Cash Equivalents-

         Investments in marketable securities consist mainly of acceptances, bank promissory notes, and paper issued by the Mexican and United States governments, at market (cost plus accrued interest). Cash equivalents also include technology and training funds since the Company plans to utilize these funds during 2001.

Inventories and Cost of Sales-

         Inventories are originally recorded at their acquisition or manufacturing cost and restated to their specific net replacement cost without exceeding their net realizable value. Substantially all subsidiaries compute cost of sales using the replacement cost at the time of sale.

Real Estate Assets Available for Sale-

         Following the Company's strategy, DINE has begun a process of liquidation and the sale of certain real estate projects. Among those for sale are Centro Comercial Santa Fe and the Four Seasons Hotel in Punta Mita. Therefore, this real estate was recorded at its estimated realizable value as of December 31, 2000. The Four Seasons Hotel in Punta Mita was sold at the end of February 2001 for $52 million.

Land Held for Development and Real Estate Projects-

         Undeveloped land represents land reserves which, together with developed land and ongoing and completed projects, are considered inventories, since they are held for sale. They include acquisition, development and construction costs and are restated in U.S. dollars based on the NCPI of the United States and the market exchange rate for the purpose of showing values in accordance with the current situation of the real estate market.

         Had the NCPI been used to restate land held for development, developed land and real estate projects, their net value at December 31, 1999 and 2000 would have increased by Ps.854,358 and Ps.888,428, respectively, and the cost of land sold for the years ended December 31, 1998, 1999 and 2000 would have increased by Ps.41,773, Ps.8,758 and Ps.60,649, respectively.

         During 1998, the Company capitalized the integral cost of financing on debt used to finance real estate projects in progress in addition to their construction and development costs. The amount capitalized was Ps.77,606 and is restated at yearend using the NCPI. During 1999 and 2000 DINE did not any incur integral cost of financing subject to capitalization.

Investment in Shares-

         The investment in shares is recorded under the equity method except for the participation in Grupo Financiero Santander Mexicano, S.A. de C.V. (SANTANDER), which was recorded at

                       DESC, S.A. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1998, 1999 AND 2000

                                   (Continued)


market value as of December 31, 1999. During June 2000 the Company sold its shares in SANTANDER, which resulted in a gain of Ps.54,588, which is recorded in the results for the year under the caption "Other expenses".

Property, Plant and Equipment-

         Property, plant and equipment are originally recorded at their cost of acquisition and/or construction and restated following the accounting policies established in Bulletin B-10 and its amendments, using the following methods.

         The methods used to restate the fixed assets were the NCPI for assets of domestic origin and the specific indexation for assets of foreign origin, which were restated by applying to their cost in foreign currency the slippage of the Mexican peso plus the inflation of their country of origin, not exceeding their net realizable value.

         Had the restatement of all property, plant and equipment been calculated using the NCPI, the net value of fixed assets as of December, 31, 1999 and 2000 would have increased by Ps.1,413,977 and Ps.1,762,295, respectively, and depreciation charged to income for 1998, 1999 and 2000 would have increased by Ps.89,241, Ps.118,337 and Ps.226,450, respectively.

         The companies follow the practice of capitalizing the comprehensive financial result on debt used to finance construction in progress and the installation of equipment, up until the equipment is ready for production. During 1998, 1999 and 2000 the comprehensive financing result capitalized was Ps.134,896, Ps.68,480 and Ps.47,919, respectively.

         Depreciation of property, plant and equipment is calculated using the straight-line method applied to month-end balances based on the utilization of the assets and the estimated remaining useful lives.

Impairment of Fixed Assets-

         The amounts shown in the accompanying consolidated statements of income correspond basically to the reduction in value of property and equipment of some productive facilities in the food and autoparts businesses, in order to reflect their current realizable value.

Goodwill-

         The goodwill resulting from acquisitions made in excess of book value is amortized over periods ranging from 5 to 20 years, the terms over which the benefits from the investment will be realized.

Income Taxes and Employee Profit Sharing-

         Beginning January 1, 2000, the Company and its subsidiaries recognize by means of the liability method the future effects of income taxes related to the cumulative temporary differences between book and taxable income. For employee profit sharing purposes they recognize only

                       DESC, S.A. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1998, 1999 AND 2000

                                   (Continued)


those items that will materialize in the short term. Up to 1999 deferred taxes were recognized on the significant nonrecurring temporary differences whose turnaround period could be determined and which were not expected to be replaced by items of a similar nature and amount.

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

         The subsidiaries have established irrevocable trust funds to cover the accrued employee benefits. The contributions made in 1998, 1999 and 2000, based on actuarial computations, were Ps.26,834, Ps.39,927 and Ps.83,897, respectively. The Company follows the funding recommendations of its actuaries. At December 31, 2000 the balances of these funds amount to Ps.569,171. The asset of the trusts consist of stock traded in the Mexican Stock Market (32.64%), the majority of which is represented by the Company's common shares and certain fixed-rate investments (67.36%).

         The number and series of common shares of the Company held by the trusts at December 31, 2000 was as follows:

               Series A...........................        33,006,300
               Series B...........................         2,761,940
               Series C...........................        21,131,235
                                                          ----------
                                                          56,899,475
                                                          ==========


         The market value of the shares of the Company held at December 31, 2000 was Ps.222,404. During 2000 the trusts purchased 18,749,235 shares and sold 21,000,389 shares of the Company's stock.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1998, 1999 AND 2000

                                   (Continued)


Shareholders' Equity Restatement-

         Capital stock and retained earnings are restated by applying the NCPI to the original contributions of capital and the earnings obtained. The restatement represents the amount necessary to maintain shareholders' equity in terms of the purchasing power of the amounts originally invested or retained.

         The cumulative effect of restatement represents the gain or loss from holding nonmonetary assets, which is the amount by which nonmonetary assets change in value as compared to the NCPI.

Revenues and Expense Restatement-

         Revenues and expenses associated with monetary items are restated from the month in which they arise through yearend, based on factors derived from the NCPI. Cost of sales and depreciation expense are restated through yearend as a function of the restatement of the nonmonetary asset that is being consumed or sold.

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

Earnings Per Share-

         The Company determined its earnings per share based on the majority interest in the income before extraordinary item and profit on the sale of subsidiaries, extraordinary item, profit on the sale of subsidiaries and the net income utilizing the weighted-average number of shares outstanding during the years.

Comprehensive Income (Loss)-

         Comprehensive income (loss) is comprised of the net income for the period plus any gains or losses that according to specific regulations are presented directly in shareholders' equity, such as the gain or loss from holding nonmonetary assets.


5)       NEW ACCOUNTING PRINCIPLE:

         In 2001 the new Mexican Bulletin C-2, "Financial Instruments", became effective. Bulletin C-2 requires the recognition of certain derivatives on the balance sheet as either assets or liabilities and the measurement of such instruments and the related hedged item at their fair value. Bulletin

                       DESC, S.A. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1998, 1999 AND 2000

                                   (Continued)


C-2 also requires that all gains and losses on derivative hedging instruments be recorded in current earnings, regardless of the nature of the instrument. Although the Company does not presently have any significant derivative instruments or engage in any significant hedging activities, there can be no assurance that the Company will not do so in the future.


6)       CASH AND CASH EQUIVALENTS:

         Cash and cash equivalents consist of the following:

                                                                1999               2000
                                                          ---------------    ---------------
          Cash........................................    Ps.     137,292    Ps.     307,195
          Investments with maturities of
            less than 3 months........................          1,414,265          1,058,717
          Technology and training funds...............            276,877            174,090
                                                         ---------------    ---------------
                                                         Ps.   1,828,434    Ps.   1,540,002
                                                         ===============    ===============

7)        NOTES AND ACCOUNTS RECEIVABLE:

          Notes and accounts receivable include:

                                                                1999               2000
                                                          ---------------    ---------------
          Trade.......................................    Ps.   3,897,410    Ps.   3,725,816
          Less- Allowance for doubtful accounts.......             82,115             99,152
                                                          ---------------  -----------------
                                                                3,815,295          3,626,664
          Other accounts receivable...................            967,827            840,739
                                                          ---------------    ---------------
                                                          Ps.   4,783,122    Ps.   4,467,403
                                                          ===============    ===============

8)       INVENTORIES:

         Inventories consist of the following:

                                                               1999               2000
                                                         ---------------    ---------------
         Finished goods and work-in-process........      Ps.   1,692,190    Ps.   1,991,653
         Raw materials, supplies and other.........            1,660,942          1,724,052
                                                         ---------------    ---------------
                                                               3,353,132          3,715,705
         Less- Allowance for slow-moving items.....               37,220             62,790
                                                         ---------------    ---------------
                                                               3,315,912          3,652,915
         Advances to suppliers.....................               34,065             20,074
                                                         ---------------    ---------------
                                                         Ps.   3,349,977    Ps.   3,672,989
                                                         ===============    ===============

9)       TECHNOLOGY FUNDS:

         The companies of UNIK have a trust fund with Banco Santander Mexicano, S.A. as trustee to earmark funds for research and development of technology for the companies. The contributions during 1999 and 2000 amounted to Ps.136,378 and Ps.83,605, respectively, and withdrawals from the trust amounted to Ps.160,196 and Ps.134,923, respectively, mainly as a result of the acquisition of technology for machinery and equipment. At December 31, 1999 and 2000, the fund amounted to Ps.211,419 and Ps.77,045, respectively.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1998, 1999 AND 2000

                                   (Continued)


         In 2000, the technology fund was classified as cash and cash equivalents since the Company plans to use these funds during 2001.


10)      LAND HELD FOR DEVELOPMENT AND REAL ESTATE PROJECTS:

         Land held for development and real estate projects are as follows:

                                                           1999                2000
                                                     ---------------     ---------------
         Land held for development...............    Ps.   1,745,840     Ps.   1,746,907
         Real estate projects-in-progress........          1,668,771           1,739,219
         Real estate for sale....................             82,806              32,917
         Developed land..........................            222,357             132,187
         Advances to contractors.................             33,243              75,733
         Other...................................             12,772              10,839
                                                     ---------------     ---------------
                                                     Ps.   3,765,789     Ps.   3,737,802
                                                     ===============     ===============

11)      PROPERTY, PLANT AND EQUIPMENT:

         Property, plant and equipment include:

                                                           1999               2000
                                                     ---------------    ---------------
         Buildings and installations............    Ps.   6,646,038      Ps.   6,157,640
         Machinery and equipment................         14,297,900           15,321,198
         Transportation equipment...............            293,618              263,190
         Furniture and office equipment.........            336,058              599,952
         Real estate for rent...................            712,319               66,195
         Other..................................            921,347              293,871
                                                    ---------------      ---------------
                                                         23,207,280           22,702,046
         Less- Accumulated depreciation.........         10,250,582           10,545,829
                                                    ---------------      ---------------
                                                         12,956,698           12,156,217
         Projects-in-progress...................          1,319,588              758,347
         Land...................................          1,261,086            1,233,357
                                                    ---------------      ---------------
                                                    Ps.  15,537,372      Ps.  14,147,921
                                                    ===============      ===============

         The annual depreciation rates are as follows:

            Buildings and installations................        2.00% to 31.46%
            Machinery and equipment....................        3.77% to 31.73%
            Transportation equipment...................        9.00% to 25.00%
            Furniture and office equipment.............        3.00% to 30.00%
            Real estate for rent.......................              2.5%
            Other......................................        4.56% to 33.00%


12)      TRANSACTIONS AND BALANCES IN FOREIGN CURRENCY:

         The Company and its subsidiaries valued their foreign currency denominated assets and liabilities, represented mainly by U.S. dollars, at the exchange rates effective at December 31,

                       DESC, S.A. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1998, 1999 AND 2000

                                   (Continued)


1999 and 2000 of 9.55 and 9.65 Mexican pesos per U.S. dollar, respectively, as the Company expects to use foreign currency denominated assets to settle foreign currency denominated liabilities.

         As of December 31, 1999 and 2000, the foreign currency position was as follows:

                                                      1999            2000
                                                   ----------     ----------
Assets............................................ $  362,852     $  338,510
Current liabilities-
  Non-interest bearing............................    148,881        181,066
  Interest bearing................................    382,618        345,761
                                                   ----------     ----------
                                                      531,499        526,827
Long-term liabilities.............................    584,281        677,086
                                                   ----------     ----------
                                                    1,115,780      1,203,913
                                                   ----------     ----------
  Net liability position in foreign currency...... $  752,928     $  865,403
                                                   ==========     ==========

         During the years ended December 31, 1998, 1999 and 2000, the Company and its subsidiaries had the following transactions in foreign currency, which were translated into Mexican pesos at the exchange rate in effect at the date of each transaction:

                                                         1998           1999          2000
                                                     -----------    ----------     ----------
Direct export sales..............................    $   596,850    $  559,816     $  634,258
Indirect export sales under agreement............        140,326       254,941        305,692
Sales of foreign subsidiaries....................         85,159       118,333         97,713
                                                     -----------    ----------     ----------
                                                         822,335       933,090      1,037,663
Less-
  Purchases of inventories.......................       (512,850)     (491,221)      (639,905)
  Purchases and expenses of foreign
    subsidiaries.................................        (70,939)      (84,251)       (86,421)
                                                     -----------    ----------     ----------
                                                        (583,789)     (575,472)      (726,326)
                                                     -----------    ----------     ----------
                                                         238,546       357,618        311,337
                                                     -----------    ----------     ----------
Interest earned..................................            580         1,804          6,210
Less- Interest expense...........................        (58,780)      (37,034)       (69,609)
                                                     -----------    ----------     ----------
                                                         (58,200)      (35,230)       (63,399)
                                                     -----------    ----------     ----------
Technical support................................         (4,839)      (11,199)        (9,894)
                                                     -----------    ----------     ----------
  Net............................................    $   175,507    $  311,189     $  238,044
                                                     ===========    ==========     ==========

         As of March 27, 2001, the date of issuance of these financial statements, the unaudited foreign exchange position was similar to that at yearend, and the exchange rate was 9.51 Mexican pesos per U.S. dollar.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1998, 1999 AND 2000

                                   (Continued)


13)      BANK LOANS AND LONG-TERM DEBT:

         Banks loans and long-term debt are as follows:

                                                  1999                                                   2000
                             -------------------------------------------------       ----------------------------------------------
                                 Maturity       Interest Rate         Amount         Maturity         Interest Rate         Amount
                             -------------------------------------------------       ----------------------------------------------
Syndicated loan-
    DESC $90 million                2001           Variable      Ps. 1,248,674          2003            LIBOR+1.375   Ps.   868,500
Medium-term promissory notes-                                                                           9% and
   DESC 680,569 million UDIS        2006             9.00%             942,567      2006 to 2007        8.20%             1,979,882
  CORFUERTE $24,500                  --                --                   --          2005            LIBOR+2.70          236,425
  DINE $11.00 million               2006         LIBOR + 3.875         124,867          2006            LIBOR+3.875         106,150
  AQUANOVA $11.08 million           2002         LIBOR + 1.75          181,231          2002            LIBOR+1.75          106,953
International Finance
Corporation-
  GIRSA $128.86 million         2000 to 2006       Variable          1,522,121      2000 to 2006         Variable         1,258,929
  GIRSA $105 million                 --                --                   --          2008             Variable         1,016,400
Loans-
  GIRSA $50 million                 2000           Variable            676,365          2004             Variable           482,500
  GIRSA $30 million                 2003           LIBOR + 1           312,168          2003              LIBOR+1           289,500
  GIRSA $15 million                 2002           Variable            156,084          2003            LIBOR+1.60          144,750
  GIRSA $4 million                   --                --                   --          2003             Variable            38,600
  CORFUERTE $25 million         2002 to 2003      Eurodollar+1         260,162      2002 to 2003       Eurodollar+1         241,250
Secured bonds-
  DINE $135 million                 2007             8.75%           1,404,758          2007               8.75%          1,302,750
Secured syndicated loans-
  UNIK $75 million                  2001           LIBOR + 1           780,422           --                  --                   -
  UNIK $16.66 million               2002             6.50%             252,010          2002               6.50%            160,788
  UNIK $20.42 million               2003             7.34%             287,067          2003               7.34%            197,014
  UNIK $11.9 million                 --                --                   --          2004             LIBOR + 1          114,835
Other loans payable in-
     Mexican pesos              2000 to 2003       Variable            101,883      2002 to 2008         Variable            57,352
     Foreign currency           2000 to 2007       Variable          1,202,967      2002 to 2007         Variable           542,926
                                                                 -------------                                        -------------
                                                                     9,453,346                                            9,145,504
Less- Current portion                                               (2,428,833)                                            (672,807)
                                                                 -------------                                        -------------
                                                                 Ps. 7,024,513                                        Ps. 8,472,697
                                                                 =============                                        =============

         Long-term debt maturities are as follows:

2002........................................................    Ps.  2,411,667
2003........................................................         1,167,191
2004........................................................           808,649

                       DESC, S.A. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1998, 1999 AND 2000

                                   (Continued)


2005........................................................           212,834
2006........................................................         1,557,207
2007 and thereafter.........................................         2,315,149
                                                                --------------
                                                                Ps.  8,472,697
                                                                ==============


         The current portion of long-term debt and short-term bank loans are as follows:

                                                    1999              2000
                                               --------------    --------------
Current portion of long-term debt...........   Ps.  2,428,833    Ps.    672,807
Other loans payable in-
  Mexican pesos.............................           78,998           311,960
  Foreign currency..........................        1,575,019         2,754,107
                                               --------------    --------------
                                               Ps.  4,082,850    Ps.  3,738,874
                                               ==============    ==============

Syndicated loan-

         On January 14, 2000, the Company fully prepaid the syndicated loan obtained on January 14, 1999 for $120 million with an original maturity date of January 14, 2001. The resources were obtained from the sale of Grupo Campi.

         On November 1, 2000, the Company signed a syndicated loan contract for $150 million, for a three-year term, bearing interest annually at LIBOR plus
1.375. At December 31, 2000 a total of $90 million has been drawn. The proceeds from the loan were used to pay short-term debt. The financing establishes certain restrictions for the Company, which have all been complied with, of which, the most important are:

-        Limitations regarding dividend payments.

-        Interest coverage ratio more than 2.75.

-        Debt to equity ratio not higher than .50.

-        Debt to EBITDA ratio not higher than 3.5.

Medium-term promissory notes-

         In October 1999 and July 2000, the Company issued medium-term promissory notes equivalent to 324,000,000 and 356,568,600 Units of Investment
(UDIS), respectively. The value of the UDI as of December 31, 2000 was 2.909158 Mexican pesos per UDI so the value of the promissory notes was Ps.942,567 and Ps.1,037,315, respectively. The notes bear interest quarterly at 9% and 8.20% and mature in 2006 and 2007, respectively. There are no restrictions on the notes. The resources generated were used to pay short-term debt.

         In April 2000, Grupo Corfuerte, S.A. de C.V. obtained two long-term promissory notes in the total amount of $32 million. This loan establishes, among other conditions, that the Company comply with certain financial ratios, which the Company has complied with. The notes accrue interest at a variable rate equal to LIBOR plus 2.7%, with quarterly payments from June 30, 2000 through March 31, 2005.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1998, 1999 AND 2000

                                   (Continued)


         In 1998 DINE obtained a bank loan with Banca Promex, S.A. for $11 million, with interest equal to LIBOR plus 3.875 and the loan is paid semiannually beginning on April 28, 2000. This loan is guaranteed with the Hotel Four Seasons of Punta Mita land and construction. This loan was fully paid in February 2001.

         On July 23, 1997, Aquanova and its subsidiaries obtained a long-term loan in U.S. dollars to finance their working capital and investment in shrimp production projects. The interest rate is equal to LIBOR plus 1.75 and the loan is paid quarterly from October 29, 1999 through July 29, 2002. The balance as of December 31, 2000 is $11.08 million.

International Finance Corporation-

         The loan contract with International Finance Corporation (IFC), whereby granted to GIRSA a financing for $155 million, is comprised as follows:

-        Loan A, for $30 million

-        Loan B, for $40 million

-        Loan C, for $10 million

- Loan D is a revolving loan through the issuance of commercial paper represented by a maximum unpaid amount of $75 million

         At December 31, 1999 and 2000, a total of $146.28 million and $128.86 million, respectively, has been drawn.

         Repayment of loans A, B and C will be made through equal semi-annual installments, beginning on August 15, 1999, over five, four and seven-year terms, respectively. Loan D will be repaid in full no later than August 14, 2002 in accordance with the amended agreement dated June 4, 1999.

         Interest on the loans will be paid semiannually at the following rates:

                      Loan              Interest Rate
               ----------------         -------------
               A and C.........         LIBOR + 2.125
               B...............          LIBOR + 2.0


         Additionally, loan C requires the payment of additional annual interest calculated at 1% of the consolidated operating margin (operating income less consolidated financial expense of GIRSA) with a maximum limit set.

         Interest on loan D is determined in accordance with the discount rate of the issuance of commercial paper plus the commission on the unused line of credit equivalent to 1.125%, until June 4, 1999 and 2.625% from June 4, 1999 to maturity date, in accordance with the amended agreement as of such date.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1998, 1999 AND 2000

                                   (Continued)


         There are certain covenants for Girsa and its subsidiaries, which in all cases have been complied with, of which the most significant are:

-        Limitation as to the existence of liens.

-        Limitations on disposals of property, plant and equipment.

-        Current ratio of at least 1:1.

- Debt to equity ratio (total liabilities divided by total liabilities plus equity) not higher than 0.60:1.

- Consolidated short-term debt may not exceed 20% of net sales of GIRSA and its subsidiaries of the previous year.

         As well, on January 21, 2000, GIRSA executed another loan contract with IFC, through which IFC granted financing of $105 million, made up as follows:

-        Loan A for $45 million

-        Loan B for $60 million

         The A and B loans are going to be paid in equal semiannual payments over six years beginning on March 15, 2003.

         The interest on the loans is paid semiannually at the following rates:

                      Loan               Interest Rate
                      ----               -------------
               A...............          LIBOR + 3.75
               B...............     U.S. Bond rate + 4.50 (fixed)


         The financing establishes restrictions for GIRSA and its subsidiaries with which they are in compliance. The most important of the restrictions are as follows:

-        Limitations as to the existence of liens.

-        Limitations on disposal of property, plant and equipment.

-        Liquidity index higher than 1.1.

-        Debt to equity ratio lower than 0.60.

- Consolidated short-term debt must not exceed 20% of the net consolidated sales of the preceding year.

Loan contracts-

         During 1997, GIRSA entered into a loan agreement to finance long-term (three years) transactions whereby it received financing in the amounts of $35 million are based on committed and revolving credit. These lines matured during 2000 and a committed and revolving credit of $50 million was negotiated to finance long-term operations (four years as a maximum). As of December 31, 2000 the entire amount of the revolving line of credit has been drawn.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1998, 1999 AND 2000

                                   (Continued)


         During 1998, GIRSA signed into credit contracts for long-term operations (5 years) in which it received financing of $30 million, with payment due on the maturity dates and quarterly payments of interest at LIBOR plus 1.0.

         The financing establishes restrictions for GIRSA and its subsidiaries, which in all cases have been met, the most important of which are similar to those of the IFC loan.

         As well, during 1997, GIRSA executed loan contracts for long-term operations for $30 million which will be repaid at the maturity dates. These lines matured during 2000 and the Company paid $15 million and renegotiated $15 million at LIBOR plus 1.60 for an additional three years.

         In 1999, GIRSA executed a loan contract for long-term operations (3.5 years) through which a line of credit up to $50 million was granted. The funds must be drawn within a maximum of 18 months from the date of the contract (July 12, 1999) and payment is due 24 months from the date of the draw. As of December 31, 2000, $4 million has been drawn.

         In March 1998, Grupo Corfuerte contracted an unsecured loan for $25 million. The interest rate is equal to the Eurodollar plus 1, and it matures in March 2003. This loan establishes the restriction that the shareholders' equity of Alimentos del Fuerte, S.A. de C.V. must be higher than $5,000. The resources were used to pay short-term debt.

Secured bonds-

         On October 9, 1997, DINE placed long-term guaranteed bonds on the international markets due October 9, 2007. Some of the obligations and restrictions of the bonds are as follows:

-        Specific restrictions on new liens on fixed assets.

- Limitations on the acquisition of new debt when the adjusted interest coverage ratio is less than 2.25. At yearend, the ratio was 3.12.

- Limitations regarding dividend payments, share distributions, repurchase of shares and/or any other form of capital reductions in cash. Such payments may be made only when:

1. No event of default under the established obligations of the issue has occurred.

2. Payments do not exceed the cumulative amount of consolidated majority income of DINE (not considering the effects of inflation). The cumulative amount shall be computed from January 1, 1999 through the date on which any payment is made. Such amount shall be multiplied by 0.5, and $50 million will be added. The result shall represent the Company's dividend payment capacity. In case the cumulative amount is negative, an aggregate payment of $30 million may be made over the term of the issue.

         As of December 31, 2000 the book value of the long-term bonds issued by DINE is $135 million and their fair value is $121.5 million.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1998, 1999 AND 2000

                                   (Continued)


Secured syndicated loans-

         On May 19, 1998 UNIK signed a guaranteed syndicated loan in the amount of $75 million, payable in one installment in 2001, bearing interest at LIBOR plus 1.0 in the first year and Libor plus 1 1/8 in the next two years. This loan is guaranteed by the subsidiaries of UNIK (Spicer, S.A. de C.V., Moresa, S.A. de C.V. and Hayes Wheels de Mexico, S.A. de C.V.).

         As part of its debt restructuring, Spicer entered into syndicated loan agreements amounting to $100 million, secured by its export sales. As of December 31, 2000, outstanding amounts were $20.42 million and $16.66 million. These loans are linked to a long-term export contract with Dana Corporation (minority stockholder of Spicer), whereby Dana agrees to purchase sufficient amounts to generate the resources necessary to pay the loan installments. These loans are payable in semi-annual installments that began on June 6 and September 11, 1996, respectively, over a seven-year period, bearing interest at LIBOR plus
0.50. In addition, Spicer entered into two swaps for the same amounts and terms of these loans, to secure fixed interest rates, after taxes, of 6.50% and 7.34%, respectively.

         In December 1998, Forjas y Maquinas, S.A. de C.V., subsidiary company of UNIK, obtained a loan from Comerica Bank, N.A., for $12 million payable semiannually with maturity in 2004. The interest rate is LIBOR plus 1.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1998, 1999 AND 2000

                                   (Continued)


14)      EMPLOYEE BENEFITS:

         The employee benefit obligation relates to the pension plan, which will cover the pension and seniority premiums due upon retirement of the Company's employees. The amount resulting from the actuarial calculations prepared by external actuaries is being funded using the projected unit credit method. Below is a breakdown of this obligation as of December 31, 1999 and 2000:

                                                                        1999            2000
                                                                   -------------    -------------
Projected benefit obligation (PBO)............................     Ps.   855,064    Ps. 1,055,058
Plan assets at fair value:....................................           837,916          569,171
                                                                   -------------    -------------
  Funded status...............................................           (17,148)        (485,887)
  Unrecognized transition obligation..........................          (315,274)        (288,688)
  Unrecognized variances in assumptions.......................           454,472          903,187
                                                                   -------------    -------------
Net projected benefit obligation under Mexican GAAP...........           122,050          128,612
  Fund withdrawals............................................            49,661           40,529
                                                                   -------------    -------------
Net projected benefit obligation under U.S. GAAP..............     Ps.   171,711    Ps.   169,141
                                                                   =============    =============


         As of December 31, 1999, the amount accrued exceeds the obligation for present services (ABO) (equivalent to the PBO without projecting the salaries to the date of retirement) by Ps.161,087. As of December 31, 2000 the ABO exceeds the plan assets by Ps.320,216 which is recorded as an employee severance benefit intangible asset and as an additional liability in the consolidated balance sheets.

         The cost of employee benefits is as follows:

                                                         1998              1999             2000
                                                     -------------    -------------     -------------
Service cost....................................     Ps.    48,577    Ps.    49,364     Ps.    62,567
Amortization of transition liability............           (24,005)         (16,117)           (4,663)
Amortization of variances in assumptions........                41            5,794            26,282
Financial cost..................................            34,856           38,443            52,894
                                                     -------------    -------------     -------------
                                                            59,469           77,484           137,080
Less- Actual return on plan assets..............           (71,191)         (60,066)          (50,569)
                                                     -------------    -------------     -------------
Net result for the period under
  Mexican GAAP..................................           (11,722)          17,418            86,511
Amortization of fund withdrawals................            (8,404)          (5,747)           (5,248)
                                                     -------------    -------------     -------------
Net result for the period under
  U.S. GAAP.....................................     Ps.   (20,126)   Ps.    11,671     Ps.    81,263
                                                     =============    =============     =============

         Interest rates utilized in the actuarial calculations for 1998, 1999 and 2000 were as follows:

Investment return rate..............       7%

                       DESC, S.A. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1998, 1999 AND 2000

                                   (Continued)


Interest rate.......................       5%
Salary increase rate................      1.5%

         The changes in the projected benefit obligation are as follows:

                                           1999              2000
                                       -------------     -------------
Beginning balance..................    Ps.   760,647     Ps.   855,064
  Service cost.....................           49,364            62,567
  Financial cost...................           38,443            52,894
  Actuarial gain...................            6,610            84,533
                                       -------------     -------------
Ending balance.....................    Ps.   855,064     Ps. 1,055,058
                                       =============     =============

         The changes in the net projected liability were as follows:


                                                    1999              2000
                                               -------------     -------------
Beginning balance............................  Ps.   101,551     Ps.   122,050
  Provision for the year.....................        (17,418)          (86,511)
  Actuarial gain.............................          5,821            50,517
  Contributions to the fund..................         39,927            83,897
  Payments for the reduction of personnel....         (7,831)          (41,341)
                                               -------------     -------------
Ending balance...............................  Ps.   122,050     Ps.   128,612
                                               =============     =============

         The changes in the fund were as follows:

                                                     1999              2000
                                                -------------     -------------
Beginning balance...........................    Ps.   866,978     Ps.   837,916
  Contributions.............................           39,927            83,897
  Variation in fund assets..................          (61,158)         (311,301)
  Payments for the reduction of personnel...           (7,831)          (41,341)
                                                -------------     -------------
Ending balance..............................    Ps.   837,916     Ps.   569,171
                                                =============     =============

         The amortization periods are as follows:

                                                         Remaining Years
                                                         ---------------
Transition liability...............................          19 to 20
Variances in assumptions...........................          17 to 27


15)      SHAREHOLDERS' EQUITY:

         During a General Ordinary Shareholders' Meeting held on April 27, 2000, the shareholders approved an increase in the reserve for the repurchase of its shares in the amount of Ps.1,400,000.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1998, 1999 AND 2000

                                   (Continued)


During 1999 and 2000, the Company repurchased 13,629,000 and 109,736,155 of its outstanding shares at a nominal value of Ps.122,564 and Ps. 700,254, respectively.

         As of December 31, 2000 the capital stock is represented by:

                                                                   Shares              Amount
                                                               --------------      --------------
Fixed portion-
  Nominative Series "A" shares (without withdrawal
    rights and which must represent at least 51%
    of the shares with voting rights)......................       587,479,900      Ps.      7,637
Variable portion-
  Nominative Series "B" shares (with withdrawal
    rights and which may not represent more than
    49% of the shares with voting rights)..................       506,176,760               6,580
  Series "C" shares (with voting restrictions).............       275,341,610               3,580
                                                               --------------      --------------
                                                                1,368,998,270      Ps.     17,797
                                                               ==============      ==============

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


16)      TAX ENVIRONMENT:

         The companies are subject to income and asset taxes. Income taxes are calculated in terms of Mexican pesos when the transactions occurred and not in terms of Mexican pesos as of the end of the periods. Beginning in 1999, the income tax rate increased from 34% to 35%, with the obligation to pay this tax each year at a rate of 30%, with the remainder payable upon distribution of earnings.

         Some subsidiaries in the agribusiness sector have authorizations to pay income and asset taxes under a simplified regimen. Other subsidiaries have a 50% reduction in their taxable income due to their activities.

         Asset taxes are computed at an annual rate of 1.8% on the average of the majority of restated assets (except investments) less certain liabilities, and the tax is paid only to the extent that it exceeds the income taxes of the period. Any required payment of asset taxes may be credited against the excess of income taxes over asset taxes of the preceding three and following 10 years.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1998, 1999 AND 2000

                                   (Continued)


         Employee profit sharing has been determined based at a rate of 10% on the individual results of each operating company, rather than on a consolidated basis.

Deferred income taxes-

         The tax effects of the temporary differences that generated deferred tax liabilities (assets), under Bulletin D-4, are as follows:

                                                                              2000
                                                               ---------------------------------
                                                                January 1st        December 31
                                                               -------------       -------------
Property, plant and equipment..............................    Ps. 2,397,778       Ps. 2,273,409
Inventories................................................          658,901             743,796
Land held for development and real estate projects.........          402,833             474,129
Real estate assets available for sale......................               --              80,366
Investment in SANTANDER....................................         (364,085)           (378,348)
Reserves and provisions....................................         (260,002)           (353,043)
Other assets...............................................           45,571              20,818
Tax loss carryforwards.....................................         (760,692)           (928,493)
Recoverable asset tax......................................         (243,682)           (327,876)
Reserve for tax loss carryforward and recoverable asset tax          139,634             169,769
Other......................................................          310,948             298,374
                                                               -------------       -------------
                                                               Ps. 2,327,204       Ps. 2,072,901
                                                               =============       =============

         Income taxes are calculated on taxable income, which differs from book income principally as follows:

                                                             1998              1999             2000
                                                        -------------     -------------    -------------
Tax expense at statutory rate......................     Ps.   702,307     Ps. 1,178,158    Ps.   344,025
Permanent differences-
  Gain on monetary position........................          (407,140)         (245,556)        (249,001)
  Inflationary component...........................           234,165           253,229          241,252
  Non-deductible items.............................            86,603            93,559          122,802
  Non-taxable income...............................          (107,850)          (78,809)         (48,351)
  Income (loss) related to subsidiaries
    subject to the simplified tax system...........           (27,766)            1,144            1,663
  Tax effect from sale of shares                                   --           (99,089)              --
  Other............................................           148,404           (55,017)         141,509
                                                        -------------     -------------    -------------
                                                              (73,584)         (130,539)         209,874
                                                        -------------     -------------    -------------
      Total income tax provision...................           628,723         1,047,619          533,899
Temporary differences-
  Depreciation.....................................          (113,216)           23,720
  Cost of sales versus purchases, labor
    and overhead...................................           (32,914)         (164,799)
  Reserves.........................................             8,437            65,006
  Tax loss carryforwards...........................            (5,663)         (146,656)

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1998, 1999 AND 2000

                                   (Continued)


  Other............................................           (36,155)          (46,493)         (81,618)
                                                        -------------     -------------    -------------
                                                             (179,511)         (269,222)         (99,658)
                                                        -------------     -------------    -------------
  Total income tax provision.......................     Ps.   449,212     Ps.   778,397    Ps.   553,899
                                                        =============     =============    =============

         The tax loss carryforwards shown above do not include the benefit from tax consolidation related to the use of the tax loss carryforwards, which is presented as a separate item in the accompanying consolidated statement of income.


17)      EXTRAORDINARY ITEM:

         The extraordinary item is comprised as follows:

Gain on the shareholding restructuring of Velcon               Ps.   103,886
Reorganization expenses in Moresa, S.A. de C.V.                      (37,216)
Effect of change in recognition of tax consolidation benefit         124,795
                                                               -------------
                                                               Ps.   191,465
                                                               =============

18)      FINANCIAL INSTRUMENTS:

         The fair value of interest rate swaps and cash-settled options is estimated based on quoted market prices to terminate the related contracts at the reporting date. As of December 31, 1999 and 2000 the fair value of the interest rate swaps was estimated to be a gain (loss) of $100 and $(233), respectively. SPICER does not anticipate canceling these contracts and expects them to expire as originally contracted (see Note 13).

         UNIK and its subsidiaries entered into option contracts for risk coverage with Pemex Gas and Petroquimica Basica to protect themselves against the price volatility of natural gas for the period from September 2000 to February 2001.

         Those companies entered into a contract to hedge against the rise in the market price of gas exceeding the maximum price that had been selected through the payment of a premium. The maximum price was 8 dollars per "MMBTU" (one million energy units) and the minimum price was 2.85 dollars per "MMBTU". In the event the referred price exceeds the maximum price, a discount will be applied to the invoice; if it is below the minimum price, the invoice will be issued in the amount of the corresponding minimum price. At December 31, 2000, the market value of the premium for the price of gas shows an estimated gain of $37.3.


19)      Differences between Mexican and US GAAP:

         The consolidated financial statements of the Company are presented on the basis of accounting principles generally accepted in Mexico ("Mexican GAAP") which do not conform with accounting principles generally accepted in the United States ("U.S. GAAP"). Note 20 presents a reconciliation of majority net income and shareholders' equity to U.S. GAAP. However, this reconciliation to U.S. GAAP does not include the reversal of the restatement of the financial statements to comprehensively recognize the effects of inflation, as required under

                       DESC, S.A. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1998, 1999 AND 2000

                                   (Continued)


Mexican GAAP Bulletin B-10, "Recognition of the Effects of Inflation in the Financial Information," as amended. The application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

         The principal differences between Mexican GAAP and U.S. GAAP are described below together with an explanation, where appropriate, of the method used in the determination of the adjustments that affect net income and shareholders' equity.

Restatement of prior year financial statements:

         As explained in Note 4, in accordance with Mexican GAAP, the financial information for foreign subsidiaries of prior years was restated using the inflation rate of the country in which the foreign subsidiary is located, then translated at the year-end exchange rate of the Mexican peso. This procedure results in the presentation of prior year amounts in the purchasing power of the respective currencies as of the end of the latest year presented.

         Under U.S. GAAP, the financial information for foreign subsidiaries of prior years must be restated in constant units of the reporting currency, the Mexican peso, which requires the restatement of such prior year amounts using the inflation rate of Mexico.

         Accordingly, a reconciling item for the difference in methodologies of restating prior year balances is included in the GAAP reconciliation of net majority income and consolidated majority shareholders' equity. Additionally, all other U.S. GAAP adjustments affected by the use of the B-15 methodology have been determined based on the U.S. GAAP methodology described above.

Cash flow information-

         Under Mexican GAAP, the Company presents consolidated statements of changes in financial position.

         Bulletin B-12 specifies the appropriate presentation of the statement of changes in financial position when the financial statements have been restated in constant Mexican pesos in accordance with the third amendment to Bulletin B-10. Bulletin B-12 identifies the generation and application of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos. The bulletin also requires that monetary and foreign exchange gains and losses be treated as non-cash items in the determination of resources provided by operations.

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

                       DESC, S.A. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1998, 1999 AND 2000

                                   (Continued)


         In accordance with Mexican GAAP, the reduction in current and long-term debt due to restatement in constant Mexican pesos and unrealized exchange gains and losses on liabilities are presented in the statement of changes in financial position as a resource used in financing activities and the gain on monetary position is presented as a component of operating activities. U.S. GAAP Statement of Financial Accounting Standards (SFAS) No. 95, "Statement of Cash Flows", does not provide guidance with respect to inflation-adjusted financial statements and requires presentation of a statement of cash flows.

         The following presents a reconciliation of the resources generated by (applied to) operating, investing and financing activities under Mexican GAAP to the resources generated by (applied to) such activities under U.S. GAAP:

         The following presents a reconciliation of the resources generated by (applied to) operating, investing and financing activities under Mexican GAAP to the resources generated by (applied to) such activities under U.S. GAAP:

                                                                    1998              1999               2000
                                                              ---------------    ---------------   ---------------
Net Resources generated by operations under Mexican GAAP....  Ps.   2,519,076    Ps.   3,811,692   Ps.     818,089
Inflationary effects........................................       (1,067,688)          (975,659)         (736,678)
Exchange loss...............................................        2,113,265           (402,392)          (99,496)
Net book value of retirements...............................          195,708            106,291           115,083
                                                              ---------------    ---------------   ---------------
  Net Resources generated by operations under U.S. GAAP.....  Ps.   3,760,361    Ps.   2,539,932   Ps.      96,998
                                                              ===============    ===============   ===============
Net Resources applied to investing activities under
  Mexican GAAP..............................................  Ps.  (3,814,419)   Ps.  (2,006,941)  Ps.    (780,753)
Net book value of retirements...............................         (195,708)          (106,291)         (115,083)
Restatement of investment...................................          296,233            120,274            30,804
                                                              ---------------    ---------------   ---------------
  Net Resources applied to investing activities under US
    GAAP....................................................  Ps.  (3,713,894)   Ps.  (1,992,958)  Ps.    (865,032)
                                                              ===============    ===============   ===============
Net Resources generated by (applied to) financing
  activities under Mexican GAAP.............................  Ps.     835,571    Ps.  (1,210,845)  Ps.    (325,768)
Inflationary effects........................................          771,455            855,385           705,874
Exchange loss...............................................       (2,113,265)           402,392            99,496
                                                              ---------------    ---------------   ---------------
  NetResources generated by (applied to) financing
    activities under U.S. GAAP..............................  Ps.    (506,239)   Ps.      46,932   Ps.     479,602
                                                              ===============    ===============   ===============

Deferred income taxes and employee profit sharing-

         The Company adopted SFAS No. 109, "Accounting for Income Taxes" for U.S. GAAP reconciliation purposes. The objective of this pronouncement is to recognize the deferred assets and liabilities that arise from all temporary differences between the book and tax basis of the assets and liabilities for future tax purposes.

         The principal temporary differences that generated the deferred tax liability, in accordance with U.S. GAAP, were the deduction of purchases for tax purposes versus cost of sales for financial statements purposes, differences in the depreciation indexes used for book and tax

                       DESC, S.A. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1998, 1999 AND 2000

                                   (Continued)


purposes and the recognition of tax loss carryforwards as deferred taxes. Beginning on January 1, 2000, the new Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", went into effect and one of the most important differences with respect to U.S. GAAP has been significantly reduced.

         The tax effects of temporary differences that generated deferred tax liabilities (assets) under SFAS No. 109 are as follows:

                                                                        1999                2000
                                                                  --------------      --------------
Fixed assets..................................................    Ps.  2,688,564      Ps.  2,673,482
Inventories...................................................           711,907             743,796
Land held for development and real estate projects............           861,591             765,105
Fixed assets for sale.........................................                --             112,151
Reserves......................................................           (53,486)           (353,043)
Investment in SANTANDER.......................................          (339,871)           (378,348)
Tax loss carryforwards........................................          (760,662)           (928,493)
Recoverable asset taxes.......................................          (242,783)           (327,876)
Other.........................................................           493,065             446,454
Valuation allowance...........................................           479,525             169,769
                                                                  --------------      --------------
                                                                  Ps.  3,837,850      Ps.  2,922,997
                                                                  ==============      ==============

         Employee profit sharing is subject to the future consequences of temporary differences in the same manner as income taxes. The deferred effects not recorded under Mexican GAAP are included in the reconciliation of Mexican to U.S. GAAP.

         Additionally, for US GAAP purposes, employee profit sharing must be classified as an operating expense.

         The tax effects of temporary differences that generated deferred employee profit sharing liabilities (assets) under SFAS No. 109 are as follows:

                                                  1999              2000
                                              -------------     -------------
Fixed assets..............................    Ps.   684,655     Ps.   657,965
Inventories...............................          220,876           199,746
Reserves..................................          (12,723)           (7,892)
Unrealized exchange losses................          (35,953)           (8,774)
Other.....................................           53,860            49,721
                                              -------------     -------------
                                              Ps.   910,715     Ps.   890,766
                                              =============     =============

Cost of pension plans and other employee benefits-

         Under Mexican GAAP, the requirement to record liabilities for employee benefits using actuarial computations is substantially the same as under SFAS No. 87, "Employers' Accounting

                       DESC, S.A. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1998, 1999 AND 2000

                                   (Continued)


for Pensions". The Company's independent actuaries have prepared a study of pension costs under U.S. GAAP (see Note 14).

         The Company has no postretirement health care insurance or other benefit plans, other than the pension plans referred to in Note 14. Therefore, SFAS No. 106, "Employers' Accounting for Postretirement Benefits other than Pensions", would have no effect on the Company's financial position.

         During 1992, the Company withdrew Ps.228,266 from plan assets covering pension and seniority premiums for employees of certain subsidiaries, as the plans were overfunded. The amount of the withdrawal was recorded as income under Mexican GAAP, however, for purposes of SFAS No. 87, the amount must be amortized over the average remaining working life of the employees, which is approximately 17 years.

Minority interest-

         Under Bulletin B-8 of Mexican GAAP, minority interest in subsidiaries must be included as a component of shareholders' equity. Consequently, unlike U.S. GAAP, minority interest in the income of subsidiaries is not presented as an expense in the consolidated statement of income. Under U.S. GAAP, minority interest in subsidiaries is shown below liabilities in the consolidated balance sheet and is not included in consolidated shareholders' equity.

Technology and training funds-

         The technology and training funds are recorded under cash and cash equivalents since the Company plans to utilize these funds during 200. Under U.S. GAAP those funds must be classified as "Other assets".

Cost of sales and inventory valuation-

         Certain of the Company's subsidiaries use the direct cost method to calculate cost of sales and inventory, whereby certain overhead costs are charged to expense when they are incurred rather than being allocated to inventory. U.S. GAAP requires that indirect manufacturing costs be considered as part of inventory cost.

Land held for development and real estate projects-

         Undeveloped and developed land of the real estate business and the real estate projects are considered as inventories, since they are held for sale. They were restated in U.S. dollars using the inflation rate of the US. Under U.S. GAAP, these assets and the corresponding cost of land sold during the year would be restated using the NCPI.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1998, 1999 AND 2000

                                   (Continued)


Property, plant and equipment-

         Since 1997, the Company restated its fixed assets of foreign origin based on the internal inflation rate of the country of origin and the period end exchange rate. Under U.S. GAAP, these fixed assets would be restated using the NCPI.

Goodwill-

         Up to 1997 the goodwill resulting from acquisitions made in excess of book value of the acquired subsidiaries in the food segment was partially restated using the NCPI. Under U.S. GAAP this goodwill should be restated using the NCPI from the date of acquisition through the date of the financial statements.

Plant closings and abandonment of assets--

         Under Mexican GAAP, certain costs of plant closings were deferred and amortized over a three-year period. In addition, certain assets not in use and expected to be disposed were depreciated over their normal useful lives. Under US GAAP, the costs associated with the sale or closing of a plant, and any estimated impairment in value of the assets or loss on sale must be recorded as an expense as soon as it can be estimated. Therefore, in the reconciliation of net income and shareholders' equity, these costs and writedowns are adjusted and are reflected in results in the year in which they can be estimated.

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

         Under U.S. GAAP, the amounts received as "up-front" payments must be amortized to income over the terms of the lease agreements, which average three years.

Goodwill of POLIFOS-

         During 1994 and 1995, the Company purchased the shares of a new subsidiary at a cost below book value. The negative goodwill recorded on the purchases was amortized to income during 1995 and 1996. Under U.S. GAAP purchase accounting, after considering the deferred tax liability not recorded under Mexican GAAP for the subsidiary, positive goodwill resulted. This goodwill is being amortized to expense over three years for U.S. GAAP purposes.

Goodwill of Canada de Santa Fe-

         During 1999, DINE acquired 10% of the shares of Canada de Santa Fe, S.A. de C.V. As a result of this acquisition, goodwill of Ps.79,394 was generated, which will be amortized proportionally to the sales of the "Bosques de Santa Fe" project, not to exceed a period of seven

                       DESC, S.A. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1998, 1999 AND 2000

                                   (Continued)


years. Under U.S. GAAP purchase accounting, goodwill of Ps.82,410 resulted, which will be amortized over the same term.

Negative goodwill-

         In September 1997, AGROBIOS acquired 94.3% of the shares of ("CORFUERTE"), a company engaged in the manufacturing and distribution of processed food. The book value (substantially equivalent to the fair value of the net assets acquired as a result of inflation accounting) exceeded the cost of the shares by Ps.9,276, which is being amortized to income over five years using the straight-line method. Under U.S. GAAP purchase accounting, after considering the deferred tax asset not recorded under Mexican GAAP for the subsidiary, the excess of the book value over the cost of the shares was Ps.351,556, which was offset against the fair value of the fixed assets acquired and will be recognized in income as a reduction of the related depreciation.

Goodwill of VELCON-

         In 2000, UNIK increased its share ownership in VELCON (see Note 1), its subsidiary, at a cost above the book value of DANA's interest in SPICER. The goodwill resulting from this acquisition will be amortized over four years. According to U.S. GAAP, the recognition of the acquisition, after recording the differences between Mexican GAAP and U.S. GAAP, resulted in Ps.4,708 of additional goodwill, which will be amortized over four years.

Capitalized financing costs-

         The Company capitalizes the comprehensive financial result related to construction in progress, including the exchange losses and gain on monetary position. Under U.S. GAAP, only interest expense may be capitalized on U.S. dollar- denominated debt, and only interest expense, net of the related gain on monetary position, may be capitalized on Mexican peso-denominated debt.

Capitalized preoperating expenses-

         Under Mexican GAAP, AGROBIOS and some subsidiaries of UNIK and GIRSA capitalized preoperating expenses amounting to Ps.116,538 related to the shrimp business and new production lines. Such expenses will be amortized over the term during which the shrimp business and the new production lines become fully operational. Under U.S. GAAP, such costs are expensed as incurred.

Other pronouncements-

         In view of the simple capital structure of the Company, SFAS No. 128, "Earnings per Share", does not have any impact on the calculation of net majority income per share under U.S. GAAP.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1998, 1999 AND 2000

                                   (Continued)


         Beginning in 1998, SFAS No. 130, "Reporting Comprehensive Income", which requires the presentation of comprehensive income under U.S. GAAP, went into effect. Note 20 d) presents a reconciliation of majority net income under U.S. GAAP to comprehensive income (loss) under U.S. GAAP, in which the main reconciling item is the effect of restatement (result of holding non-monetary assets).

Effect of newly adopted accounting standards-

         In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 went into effect on January 1, 2001. This new standard requires recognition of all derivative financial instruments on the balance sheet as either assets or liabilities and the measurement of such instruments and the hedged items at their fair value. Changes in the fair value of the derivatives will be recognized currently in earnings, unless specific hedge accounting criteria are met. Gains and losses on derivative hedging instruments must be recorded in either other comprehensive income or current earnings, depending on the nature of the instruments.

         Although the Company does not presently have any significant derivative instruments or engage in any significant hedging activities, there can be no assurance that the Company will not do so in the future. See note 18 for a description of the Company's current limited hedging activities.

Convenience translation statements-

         U.S. dollar amounts shown in the financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos, as a matter of arithmetic computation only, at the exchange rate quoted by Banco de Mexico as of December 31, 2000 of Ps.9.65 per U.S. dollar. Such translation should not be construed as a representation that the Mexican peso amounts have been, could have been, or could in the future be converted into U.S. dollars at this or any other exchange rate.

20)      RECONCILIATION OF MEXICAN GAAP TO US GAAP:

(a)      Reconciliation of net majority income-

                                                                1998            1999              2000               2000
                                                         -------------      -------------     -------------      -------------
Net income applicable to majority interest
   under Mexican GAAP                                    Ps. 1,131,806      Ps. 1,935,073     Ps.   274,895      $      28,486
US GAAP adjustments:
  Deferred income taxes                                       (833,972)          (373,777)          622,893             64,548
  Deferred income taxes under Mexican GAAP                          --                 --            99,658             10,327
  Deferred employee profit sharing..................           (50,466)          (100,178)          (57,100)            (5,917)
  Capitalized exchange loss net of gain on
    monetary position...............................           (60,363)            23,276            37,216              3,857
  Goodwill of POLIFOS...............................                --              3,666                --                 --
  Goodwill of Canada de Santa Fe....................            (3,016)                --             3,016                313
  Full absorption costing...........................            24,561            (47,311)          (98,531)           (10,210)
  Payments received for rights to enter into
    lease agreements................................            (2,228)               380             6,533                677

                       DESC, S.A. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1998, 1999 AND 2000

                                   (Continued)

  Write-down of fixed assets........................                49                680                --                 --
  Goodwill of VELCON................................                --                 --             4,708                488
  Additional depreciation on foreign origin
    fixed assets restated using the NCPI
    method..........................................           (24,431)           (29,096)         (108,113)           (11,203)
  Restatement of cost of land for development
    and real estate projects using the NCPI
    method..........................................           (41,773)            (8,758)          (60,649)            (6,285)
  Reduction in depreciation expense of
    corfuerte.......................................            (3,889)            15,820           (65,793)            (6,818)
  Withdrawal of pension fund assets and
    amortization of gains under SFAS No. 87.........             8,404              5,747             5,248                544
  Capitalization of preoperating expenses...........            (9,289)              (740)          (27,283)            (2,827)
  Benefit of tax consolidation of prior years.......           168,309           (145,327)         (123,973)           (12,847)
  Effects of inflation accounting on U.S. GAAP
    adjustments.....................................           814,915            545,734           373,211             38,675
  Effects on minority interest of U.S. GAAP
    adjustments.....................................           287,373            (93,162)         (390,592)           (40,477)
                                                         -------------      -------------     -------------      -------------
                                                               274,184           (203,046)          220,449             22,845
                                                         -------------      -------------     -------------      -------------
Net income under U.S. GAAP..........................     Ps. 1,405,990      Ps. 1,732,027     Ps.   495,344      $      51,331
                                                         =============      =============     =============      =============

Weighted average shares outstanding  (000's)                 1,506,981          1,489,733         1,418,126          1,418,126
                                                         =============      =============     =============      =============
Net income per share under U.S. GAAP                     Ps.      0.93      Ps.      1.16     Ps.      0.35      $        0.04
                                                         =============      =============     =============      =============

(b)      Reconciliation of majority shareholders' equity-

                                                                         1999               2000               2000
                                                                   --------------      --------------    ---------------
Majority shareholders' equity under Mexican GAAP................   Ps. 12,537,712      Ps.  9,011,757     $      933,861
US GAAP adjustments:
  Deferred income taxes.........................................       (3,837,850)         (2,922,997)          (302,901)

  Deferred income taxes under Mexican GAAP......................               --           1,644,919            170,457
  Deferred employee profit sharing..............................         (910,715)           (890,766)           (92,307)
  Capitalized exchange loss and gain on monetary position.......         (412,373)           (375,157)           (38,876)
  Goodwill of VELCON............................................               --               4,708                488
  Goodwill of POLIFOS...........................................          (19,695)            (19,695)            (2,041)
  Goodwill of Canada de Santa Fe................................           (3,016)                 --                 --
  Full absorption costing.......................................           98,531                  --                 --
  Payments received for rights to enter into lease
    agreements..................................................           (6,848)                 --                 --
  Write-down of fixed assets....................................           (3,916)             (3,916)              (406)
  Adjustment for changes to the NCPI method in the restatement of land held for development and real estate projects,
    foreign origin machinery and goodwill.......................        2,386,672           3,018,085            312,755
  Additional depreciation on foreign origin fixed assets
    restated using the NCPI method..............................         (118,337)           (226,450)           (23,466)
  Restatement of cost of land held for development and real
    estate projects sold using the NCPI method..................          (59,322)           (119,971)           (12,432)
  Reduction in depreciation expense of CORFUERTE................           47,095             (18,702)            (1,938)
  Capitalization of preoperating expenses.......................          (89,255)           (116,538)           (12,076)

  Withdrawal of pension fund assets and amortization of
    gains under SFAS No.87......................................          (49,661)            (40,529)            (4,200)
  Effects on minority interest of U.S. GAAP adjustments.........        1,069,140             678,548             70,314
                                                                   --------------      --------------    ---------------
                                                                       (1,909,550)            611,539             63,371
                                                                   --------------      --------------    ---------------
Majority shareholders' equity under U.S. GAAP...................   Ps. 10,628,162      Ps.  9,623,296     $      997,232
                                                                   ==============      ==============     ==============

                       DESC, S.A. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1998, 1999 AND 2000

                                   (Continued)


(c) Reconciliation of the changes in majority shareholders' equity under US GAAP-

                                                                       1999             2000                 2000
                                                                 --------------    --------------       -------------
Majority shareholders' equity at beginning of  year........      Ps. 10,126,985    Ps. 10,628,162       $   1,101,364
  Net income under U.S. GAAP...............................           1,732,027           495,344              51,331
  Effect of restatement....................................          (2,060,375)       (1,021,521)           (105,858)
  Adjustment for changes to the NCPI method in the
    restatement of land held for development and real
    estate projects, foreign origin machinery and goodwill.             952,089           631,413              65,431
  Dividends paid...........................................                  --          (409,848)            (42,471)
  Repurchase of shares.....................................            (122,564)         (700,254)            (72,565)
                                                                 --------------    --------------       -------------
Majority shareholders' equity at end of year...............      Ps. 10,628,162    Ps.  9,623,296       $     997,232
                                                                 ==============    ==============       =============

(d)      Comprehensive income (loss) under US GAAP-

                                                            1998             1999            2000             2000
                                                       -------------    -------------   -------------    -------------
Majority net income under U.S. GAAP.................   Ps. 1,405,990    Ps. 1,732,027   Ps.   495,344    $      51,331
Other comprehensive loss
  Result from holding nonmonetary assets
    With adjustments under U.S. GAAP................        (515,408)      (1,108,286)       (569,901)         (58,746)
                                                       -------------    -------------   -------------    -------------
Comprehensive income (loss) under U.S. GAAP.........   Ps.   890,582    Ps.   623,741   Ps.   (74,557)   $      (7,415)
                                                       =============    =============   =============    =============

21)      CONDENSED FINANCIAL INFORMATION OF DINE, S.A. DE C.V. AND SUBSIDIARIES:

         The condensed consolidated balance sheets and statements of income
(loss) of Dine, S.A. de C.V. and its subsidiaries as of and for the periods reported in the accompanying financial statements are as follows:

                                                                                     1999                2000
ASSETS                                                                          --------------     --------------
  Current assets...........................................                     Ps.    801,519     Ps.  2,207,582
  Land held for development and real estate projects.......                          3,765,789          3,737,802
  Investment in shares.....................................                             91,602            108,235
  Property and equipment...................................                          1,613,103            283,611
  Other assets.............................................                             43,582             88,420
                                                                                --------------     --------------
        Total assets.......................................                     Ps.  6,315,055     Ps.  6,425,650
                                                                                ==============     ==============

LIABILITIES AND SHAREHOLDERS' EQUITY
  Current liabilities......................................                     Ps.    161,910     Ps.    270,000
  Long-term debt...........................................                          1,529,625          1,408,900
  Reserve for separation payments..........................                             10,761                377
  Deferred income taxes....................................                                 --             17,937
  Majority shareholders' equity............................                          3,853,848          3,784,476
  Minority interest........................................                            759,451            943,960
                                                                                --------------     --------------
        Total liabilities and shareholders' equity.........                     Ps.  6,315,595     Ps.  6,425,650
                                                                                ==============     ==============

                       DESC, S.A. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1998, 1999 AND 2000

                                   (Continued)

                                                                   1998              1999                2000
                                                              --------------    --------------     --------------
  Revenues.................................................   Ps.    895,293    Ps.    616,721     Ps.  1,234,042
  Costs                                                              446,342           267,047            616,734
                                                              --------------    --------------     --------------
  Gross profit.............................................          448,951           349,674            617,308
  Operating expenses.......................................          128,654           190,381            325,089
  Comprehensive result of financial........................          318,331           (77,454)           111,123
  Other (income) expenses, net.............................          (34,666)           20,527            (32,651)
  Provisions for income and assets taxes...................           40,802            36,862             74,243
  Equity in income (loss) of associated                               (2,273)            9,197               (101)
                                                              --------------    --------------     ---------------
    companies..............................................
  Net consolidated income (loss) for the year..............   Ps.     (1,897)   Ps.    188,555     Ps.    139,605
                                                              ===============   ==============     ==============

                         REPORT OF INDEPENDENT AUDITORS


Mexico City, January 19, 2001, except for Note 2(b)

To the Stockholders' Meeting of
GIRSA, S.A. de C.V.

         We have examined the consolidated balance sheets of GIRSA, S.A. de C.V., and Subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the three years ended December 31, 2000, 1999 and 1998. These consolidated financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

         We conducted our audit in accordance with auditing standards generally accepted in Mexico and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements and are prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall consolidated financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

         As mentioned in Noted 2(1) to the consolidated financial statements, starting on January 1, 2000, the Company adopted the guidelines in the amended Bulletin D-4 "Accounting Treatment of Income Tax, Asset Tax and Employees' Profit-sharing".

         Accounting practices used by the Companies in preparing the accompanying consolidated financial statements conform with generally accepted accounting principles in Mexico, but do not conform with accounting principles generally accepted in the United States of America. A description of these differences and partial reconciliation as permitted by Form 20-F of the Securities and Exchange Commission of consolidated net income and shareholders' equity to U.S. generally accepted accounting principles is set forth in notes 20, 21 and 22.

         In our opinion, the aforementioned consolidated financial statements present fairly in all material aspects, the consolidated financial position of GIRSA, S.A. de C.V. and Subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations, the changes in their stockholders' equity and the changes in their financial position for each of the three years ended December 31, 2000, 1999 and 1998, in conformity with accounting principles generally accepted in Mexico.

PricewaterhouseCoopers


By       /s/ Alfonso Infante Lozola
         Alfonso Infante Lozola
         Alfonso Infante Lozola
         Public Accountant

                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Shareholders of
Agroken, S.A. de C.V. and Subsidiaries:

         We have audited the accompanying consolidated balance sheets of Agroken, S.A. de C.V. and subsidiaries as of December 31, 1999 and 2000, and the related consolidated statements of income, stockholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards in Mexico, which are substantially the same as those followed in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with generally accepted accounting principles in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with generally accepted accounting principles in Mexico but do not conform with generally accepted accounting principles in the United States. A description of these differences and a partial reconciliation as permitted by the regulations of the U.S. Securities and Exchange Commission of consolidated net income and stockholders' equity to generally accepted accounting principles in the United States are set forth in Notes 17 and 18.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Agroken, S.A. de C.V. and subsidiaries at December 31, 1999 and 2000, and the consolidated results of their operations, their stockholders' equity and the changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

         As mentioned in Note 3 to the accompanying financial statements, effective January 1, 2000, the Company adopted the requirements of the new Mexican accounting Bulletin D-4, Accounting for Income Tax, Asset Tax and Employee Profit Sharing, issued by the Mexican Institute of Public Accountants. The new Bulletin D-4 requires the recognition of deferred taxes on all temporary differences in balance sheet accounts for financial and tax reporting purposes. Through December 31, 1999 deferred taxes were recognized only on temporary differences that were considered to be non-recurring and that had a known turnaround time.
                                      Mancera, S.C.
                                      Member of Ernst & Young International


                                      by  /s/ Augustin Aguilar
                                          ---------------------------------
                                          C.P.C. Augustin Aguilar


Mexico, D.F.
January 29, 2001

                         REPORT OF INDEPENDENT AUDITORS


Board of Directors
Authentic Acquisition Corporation

         We have audited the accompanying consolidated balance sheets of Authentic Acquisition Corporation and subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Authentic Acquisition Corporation and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.


                                                   /s/ Ernst & Young LLP


January 19, 2001

                         REPORT OF INDEPENDENT AUDITORS


To the Stockholders of
Grupo Corfuerte, S.A. de C.V.
and Subsidiaries:



         We have audited the accompanying consolidated balance sheets of GRUPO CORFUERTE, S.A. DE C.V. AND SUBSIDIARIES (all incorporated in Mexico and collectively referred to as the "Company") as of December 31, 1999 and 2000, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We did not audit the financial statements of Nair Industrias, S.A. de C.V., Pesquera Nair, S.A. de C.V. and Propemaz, S.A. de C.V. for the year ended December 31, 1998, which statements reflect total assets of 26% and total revenues of 2% in 1998 of the related consolidated totals. Those financial statements were audited by other independent auditors, whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

         We conducted our audits in accordance with generally accepted auditing standards in Mexico, which are substantially the same as those followed in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in accordance with generally accepted accounting principles in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other independent auditors provide a reasonable basis for our opinion.

         Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with generally accepted accounting principles in Mexico but do not conform with generally accepted accounting principles in the United States. A description of these differences and a partial reconciliation as permitted by the regulations of the U.S. Securities and Exchange Commission of consolidated net income and stockholders' equity to generally accepted accounting principles in the United States are set forth in Notes 19 and 20.

         In our opinion, based on our audits and the audit reports of the other independent auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Corfuerte, S.A. de C.V. and Subsidiaries as of December 31, 1999 and 2000, and the results of their operations, the changes in their stockholders' equity and changes in their financial position for each of the three years in the period ended December 31, 1998, 1999 and 2000, in conformity with accounting principles generally accepted in Mexico.

         As mentioned in Note 3 to the accompanying financial statements, effective January 1, 2000, the Company adopted the requirements of the new Mexican accounting Bulletin D-4, Accounting for Income Tax, Asset Tax and Employee Profit Sharing, issued by the Mexican Institute of Public Accountants. The new Bulletin D-4 requires the recognition of deferred taxes on all temporary differences in balance sheet accounts for financial and tax reporting purposes. Through December 31, 1999 deferred taxes were recognized only on temporary differences that were considered to be non-recurring and that had a known turnaround time.


                                         Mancera, S.C.
                                         Member of Ernst & Young International


                                         by  /s/ Augustin Aguilar
                                             ----------------------------------
                                             C.P.C. Augustin Aguilar

Mexico, D.F.
January 31, 2001

                         REPORT OF INDEPENDENT AUDITORS


To the Stockholders of
Aquanova, S.A. de C.V.
and Subsidiaries:

         We have audited the accompanying consolidated balance sheets of Aquanova, S.A. de C.V. and Subsidiaries as of December 31, 1999 and 2000, and the related consolidated statements of income, changes in shareholders' equity and changes in financial position for the three years ended December 31, 1998, 1999 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards in Mexico, which are substantially the same as those followed in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with generally accepted accounting principles in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         As described in Notes 9 and 10 to the accompanying financial statements, in the years ended December 31, 1999 and 2000 the Company did not restate its property, plant and equipment and preoperating expenses as required by Mexican Accounting Principles Bulletin B-10 Accounting Recognition of the Effects of Inflation on Financial Information, as amended, issued by the Mexican Institute of Public Accountants. Consequently, the financial information for the year ended December 31, 1998, is not comparable with the information for years ended December 31, 1999 and 2000.

         Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with generally accepted accounting principles in Mexico but do not conform with generally accepted accounting principles in the United States. A description of these differences and a partial reconciliation as permitted by the U.S. Securities and Exchange Commission of consolidated net income and stockholders' equity to generally accepted accounting principles in the United States are set forth in Notes 18 and 19.

         In our opinion, except for the nonrecognition of the effects of inflation on property, plant and equipment and preoperating expenses in 1999 and 2000, as mentioned in the third paragraph above, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Aquanova, S.A. de C.V. and Subsidiaries at December 31, 1999 and 2000, and the consolidated results of their operations, changes in their shareholders' equity and changes in their financial position for each of the three years ended December 31, 1998, 1999 and 2000, in conformity with accounting principles generally accepted in Mexico.

                                        Mancera, S.C.
                                        Member of Ernst & Young International


                                        by  /s/ Jose Maria Tabares
                                            ---------------------------------
                                            C.P.C. Jose Maria Tabares

January 29, 2001

                         REPORT OF INDEPENDENT AUDITORS


To the Stockholders of
Agrobios Corporativo, S.A. de C.V.

         We have audited the accompanying balance sheets of Agrobios Corporativo, S.A. de C.V. as of December 31, 1999 and 2000, and the related statements of operations, shareholders' equity and changes in financial position for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards in Mexico, which are substantially the same as those followed in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with generally accepted accounting principles in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with generally accepted accounting principles in Mexico but do not conform with generally accepted accounting principles in the United States. A description of these differences and a partial reconciliation as permitted by the regulations of the U.S. Securities and Exchange Commission of consolidated net income and stockholders' equity to generally accepted accounting principles in the United States are set forth in Notes 13 and 14.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Agrobios Corporativo, S.A. de C.V. at December 31, 1999 and 2000, and the results of its operations, the changes its shareholders' equity and the changes in its financial position for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in Mexico.

         As mentioned in Note 3 to the accompanying financial statements, effective January 1, 2000, the Company adopted the requirements of the new Mexican accounting Bulletin D-4, Accounting for Income Tax, Asset Tax and Employee Profit Sharing, issued by the Mexican Institute of Public Accountants. The new Bulletin D-4 requires the recognition of deferred taxes on all temporary differences in balance sheet accounts for financial and tax reporting purposes. Through December 31, 1999 deferred taxes were recognized only on temporary differences that were considered to be non-recurring and that had a known turnaround time.

                                         Mancera, S.C.
                                         Member of Ernst & Young International


                                         by  /s/ Augustin Aguilar
                                         --------------------------------------
                                         C.P.C. Augustin Aguilar


Mexico, D.F.
January 29, 2001

                               DESC, S.A. DE C.V.

                                CORPORATE BYLAWS

                                      NAME


         FIRST. The name of the corporation is "DESC." This name shall be followed by the words SOCIEDAD ANONIMA DE CAPITAL VARIABLE (variable capital stock company), or the abbreviation thereof, "S.A. de C.V."

                                    DOMICILE

         SECOND. The domicile of the Corporation is Mexico City, Federal District. However it may establish offices, branches or agencies in any place in the Mexican Republic or abroad.

                                    PURPOSES

         THIRD. The purposes of the Corporation are the following:

         a. The promotion and encouragement of industrial and tourist development and the acquisition, alienation, stewardship and any other legal acts that have as object shares, certificates of participation, bonds, debentures, corporate interests and all kinds of securities issued by Mexican companies.

         b. Promotion and stimulation of industrial and tourist development through acquisition, alienation, and any other legal acts which have as object real estate, factories, laboratories, plants, warehouses, machinery, equipment, personal property, credits and rights.

         c. To grant all kinds of credit to the companies in which it is the direct or indirect owner of shares or corporate interests, as well as to guarantee or secure in any form the obligations it owes and the obligations of the companies in which it is the direct or indirect owner of shares or corporate interests.

         d. To provide all kinds of services and undertake studies for promotion, expansion or restructuring intended solely or for those in which it may have the intention of having any corporate participation.

         e. The acquisition and alienation by any legal means of all kinds of real estate which may be necessary or convenient to achieve the corporate purposes.

         f. Lease of all kinds of real estate and execution of all kinds of legal acts by which use or use and enjoyment of real estate is obtained or conceded.

         g. Acquisition of personal property, machinery, equipment and tools as may be necessary or convenient to achieve the corporate purposes.

         h. Act as agent, representative or commission agent for persons or companies, whether Mexican or foreign.

         i. Give or take monies, under loan, provided that it be permitted by the laws, obtaining as applicable the prior permits which are required.

         j. Execute the acts and enter into the contracts related to the corporate purposes.

                                    DURATION

         FOURTH-. The duration of the Corporation shall be ninety-nine years, counted from the date of this instrument(1).

                                   NATIONALITY

         FIFTH. No foreign person, individual or corporate, nor Mexican corporations that do not contain an exclusion of foreigners clause, may have any corporate participation whatsoever of own shares in the Corporation.(2)

         If for any reason any of the persons referred to above due to any event should acquire a corporate participation or become owner of one or more shares, thereby contravening the provisions of this clause, it is agreed from this time forward that said acquisition shall be null and therefor canceled and the corporate participation at issue without any value and the certificates that represent it, the capital stock being reduced in an amount equal to the value of the canceled participation.

                                     CAPITAL

         SIXTH. The capital of the Corporation is variable. The minimum fixed capital is the amount of EIGHT MILLION TWO HUNDRED SEVENTY-ONE THOUSAND FOUR HUNDRED FORTY-THREE PESOS, MEXICAN CURRENCY, represented by 636,264,900 registered Series A shares without expression of par value and shall represent at minimum FIFTY-ONE PERCENT of the voting shares, without counting those with limited voting rights.

         The variable capital will always be represented by registered Series B shares or their subseries, numerically progressive, which shall have the characteristics determined by the Extraordinary Shareholders Meeting that resolves their issue but which in all cases shall be without expression of par value and will represent at maximum FORTY-NINE PERCENT of the shares with voting rights, without counting those with limited vote.

         The Corporation may issue Series B shares that will be retained in the corporate Treasury to be delivered as they are subscribed.

         Further, there will be a Series C, Limited Voting Shares with right to retirement, which will represent up to a maximum of TWENTY-FIVE PERCENT of the Corporation's capital stock. Said series of shares shall have only pecuniary rights and not corporate rights, and may be freely acquired by Mexican individuals or Mexican companies with an exclusion of foreigners clause, by foreign individuals or companies, as well as by Mexican companies with an admission of foreigners clause.

----------

(1)  TN: This refers to the charter of incorporation, dated August 28, 1973

(2)  TN:  This refers to A and B Shares.

         SEVENTH. All shares within their respective series shall confer equal rights and obligations on their holders, except for the Limited Vote Series C of shares, which shall have only pecuniary rights and a right to vote regarding the following matters:

         -    Extension of the Corporation's duration

         -    Advance dissolution of the Corporation

         -    Transformation from one type of Corporation to another

         -    Change of the Corporation's nationality

         -    Change of the purpose of the Corporation

         -    Merger of the Corporation if it is not the survivor

         - Cancellation of the registration of the Corporation's shares on the Bolsa Mexicana de Valores, Sociedad Anonima de Capital Variable.

         Each series A and B share shall give the right to one vote at the General Shareholders Meetings.

         Certificates representing the shares shall carry the signatures of any two members of the Board of Directors, regular or alternate, in accordance with the resolutions adopted for such purpose by said Board.

         Facsimile signatures may be used if so resolved by the Board of Directors; in this case the original signatures must be deposited in the corresponding section of the Public Registry of Property and Commerce in the corporate domicile.

         Stock certificates shall be progressively numbered and may represent one or several shares, and shall have coupons attached for dividend payment or for exercise of the right that the Shareholders Meeting may from time to time resolve. The stock certificates or provisional certificates for each issue must meet the requirements of Article One hundred twenty five of the General Law of Commercial Companies, and must also contain the whole text of Clause Fifth herein.

         EIGHTH. The Corporation shall keep a Stock Register and shall consider as owner of the shares the person who appears as such in said Register.

         On request of any interested person, after appropriate proof, the Corporation must record in said Register transfers which occur.

         NINTH. The variable capital of the Corporation may be increased or reduced without need of amending the corporate bylaws, with the sole formality that increases or reductions be resolved by the General Extraordinary Shareholders Meeting, duly protocolling the corresponding Minutes. The fixed minimum capital of the Corporation may not be increased or reduced if not resolved by a General Extraordinary Shareholders Meeting and the corporate bylaws are consequently amended.

         Any increase or reduction of the capital must be recorded in the Changes of Capital Book kept for such purpose.

         A capital increase may not be declared if all shares previously issued by the Corporation are not wholly subscribed and fully paid.

                                CAPITAL INCREASES

         When the capital is increased, the following shall be observed:

         a. When capital increases are with distributable profits or due to capitalization of the legal reserve fund, due to capitalization of premiums on shares or from other prior contributions by the shareholders or due to capitalization of retained profits or reserves from appraisal or reappraisal, all shareholders of the different shareholding series shall have the right to subscribe the capital increase in proportion to the number of shares that they hold.

         b. When capital increases are by cash contributions from the shareholders, they must be declared with assurance that the shareholding proportion established in Clause Sixth herein is retained.

         c. In the case of an increase in Series B, in order to reach the percentage established in Clause Sixth hereof, (holders of shares in) Series A and B currently in circulation shall have a preferential right to subscribe the increase in proportion to the number of shares which they hold. If any of the shareholders of such Series does not exercise the right conferred in this section at the proper time, it shall be exercised by the other shareholders of said Series pursuant to the bases established at the Shareholders Meeting that declares the increase.

         d. In the event that once a capital increase has been declared, it has not been fully subscribed by the shareholders, the Board of directors shall determine the form and terms on which the unsubscribed portion must be subscribed.

              The right conferred in the preceding sections must be exercised within the fifteen business days following the date on which the corresponding resolutions are published in the federal Diario Oficial.

              In cases of capital increase, the increase in question and the issue of the shares that represent it shall not have effect until written notice of the capital increase and issue of the corresponding shares has been given to the National Securities commission and to the stock exchanges where the Corporation's shares are listed, and until notice of the capital increase and the issue that represents it is published in the federal Diario Oficial, which notice must indicate the total number of shares issued to represent the capital after the increase in question, the Series into which it is divided, and the number of shares that constitute each series.

         e. If the capital increase is declared in order to issue unsubscribed shares for public offer, it shall be in accordance with Article Eighty one of the Securities Market

              Law, through express waiver by the shareholders of their preferential right at the Extraordinary Shareholders Meeting that declares issue of these shares.

                               CAPITAL REDUCTIONS

         Any capital reduction shall affect all shares representing the capital, respecting the shareholding proportions established in clause Sixth hereof.

         Reimbursement for complete shares will be made to shareholders at their book value. Designation of the shares to be reimbursed will be done as resolved in the corresponding Shareholders Meeting, through drawing before a public broker or through reimbursement to all shareholders such that they represent, after the corresponding capital reduction, the same shareholding percentages and if this be not possible, the percentage of shares that is most similar to that which they previously hold. Upon designation of the shares which must be reimbursed, a notice will be published in the federal Diario Oficial stating the system followed for retirement of the shares, the number of shares that will be retired, and the number of the share certificates which as a consequence must be canceled, or, as applicable, exchanged, and the credit institution where the amount for reimbursement is deposited, which shall remain available to the respective shareholders from the date of publication but shall not earn interest.

         On prior approval of the General Extraordinary Shareholders Meeting, the Corporation may amortize shares with accumulated profits pursuant to Article One hundred thirty six of the General Law of Commercial Companies.

         TENTH. The Shareholders shall be entitled to partial or total retirement of their contributions represented by Series B shares or their numerically progressive subseries and Series C Limited Vote shares, provided they give effective notice to the Corporation meeting the requirements of Articles Two Hundred Twenty and Two Hundred Twenty One of the General Law of Commercial Companies. The Corporation shall reimburse the respective participation to the shareholder at the value which is the lesser of the two following options:

         Ninety five percent of the value quoted on the market, obtained from the average of transactions effected during the thirty days that the shares have been quoted prior to the date when the retirement should take effect, or the book value of the shares in accordance with the financial position statement for the fiscal year when the separation should become effective, previously approved by the General Ordinary Shareholders Meeting.

         Payment of the reimbursement may be requested of the Corporation from the day following the General Ordinary Shareholders Meeting which has approved the financial position statement corresponding to the fiscal year when the retirement will become effective.

         The reimbursement will be done against the delivery and cancellation of the respective shares.

         TENTH BIS. In the event of cancellation of the registration of the shares of the Corporation in the Securities Section of the National Securities and Brokers Registry, whether on request of the Corporation or by resolution adopted by the National Securities Commission pursuant to the law, but except when said cancellation has the consent of all of the shareholders of the Corporation, the shareholders who hold control of the Corporation shall have the obligation to make a public tender prior to cancellation and at the price that is the higher of the average for the close of trades that have been done during the thirty days during which the shares were quoted prior to the date of the tender, or at the book value of the share according to the last quarterly report filed with the National Securities Commission and the Mexican Securities Exchange prior to the tender. This clause may be amended only with prior approval of the National Securities Commission, through resolution from the General Extraordinary Shareholders Meeting of the Corporation adopted by favorable vote of shares representing at least 95% of the capital stock. The provisions of this clause shall at all times be subject to the legal and administrative provisions in force at the time when cancellation is planned and to the authorizations granted for such purpose by the National Securities Commission, and shall not be applicable or shall be applied in the terms and under the conditions provided in said provisions and authorizations, as the case may be.

                          GENERAL SHAREHOLDERS MEETINGS

         ELEVENTH. The General Shareholders Meeting is the highest authority of the Corporation all other being subordinate thereto.

         TWELFTH. Shareholders Meetings shall be Ordinary, Extraordinary, or Special, and will be held at the corporate domicile.

         a. Extraordinary Shareholders Meetings shall be those wherein any of the issues listed in Article One Hundred Eighty Two or the General Law of commercial Companies are addressed;

         b. Ordinary Shareholders Meetings are those listed in Article One Hundred Eighty One of the General Law of Commercial Companies;

         c. Special Shareholders Meetings are those which address issues relating to the shareholders rights of Series A, B, or C shares, and will be governed by Article One Hundred Ninety Five of the General Law of commercial Companies.

         THIRTEENTH. The Ordinary Shareholders Meeting will meet at least once each year within the four months following the close of the corresponding fiscal year, on the date set by the Board of Directors, and it shall address in addition to the matters included on the Agenda, those matters enumerated in Article One Hundred Eighty One of the General Law of commercial Companies, especially the presentation, pursuant to Article One Hundred Seventy Two of said law, of the report for the immediately preceding fiscal year of the Corporation(s) in which the Corporation owns the majority of shares when the value of the investment in each exceeds twenty percent of the shareholders equity according to the financial position statement of the Corporation at the close of the corresponding fiscal year.

         The Extraordinary Shareholders Meeting shall meet whenever any of the matters which are incumbent upon it under Article One Hundred eighty Two of the General Law of commercial companies must be addressed.

         FOURTEENTH. The call for the Shareholders Meetings must be done by the Board of Directors, by the Statutory Auditors, or by judicial authority when applicable, and will be signed by whomsoever resolves to issue the call.

         FIFTEENTH. The call for Shareholders Meetings shall be done by publication of a notice in the federal Diario Oficial or another periodical of major circulation in Mexico city, never less than fifteen days prior to the date for the meeting when balance sheets are to be approved.

This period may be reduced to five days with respect to other Ordinary or Extraordinary Shareholders Meetings if the Board deems then urgent.

         SIXTEENTH. The call for Shareholders Meetings must contain the place, date and time when the Shareholders Meeting is to be held, the Agenda, and the signature of the person making it.

         SEVENTEENTH. A shareholders Meeting may be held without prior call provided that all of the shares into which the capital stock is divided are represented.

         EIGHTEENTH. Ordinary Shareholders Meetings met on a first call will be deemed legally met when at least half of the capital stock is represented and its resolutions shall be valid if adopted by a majority of votes present.

         NINETEENTH. If the Ordinary Shareholders Meeting could not be held on the date set for it, a second call will be made with statement of this circumstance, and at the meeting the matters set forth on the Agenda will be resolved by a majority of votes regardless of the number of shares represented.

         TWENTIETH. Extraordinary Shareholders Meetings met on a first call will be deemed legally met if at least three quarters of the capital stock is represented and its resolutions shall be valid if adopted by vote of the shares representing the same proportion of the capital stock.

         On a second or later call, the Extraordinary Shareholders Meeting will be deemed legally met when at least half of the capital stock is represented, and its resolutions will be valid if adopted by favorable vote of the numbers of shares that represent, at least, fifty percent of the capital stock.

         TWENTY-FIRST. In order for shareholders to have the right to attend Shareholders Meetings and to vote therein, they must deposit their share certificates with the Secretary of the Corporation at least one day prior to the Shareholders Meeting, receiving the corresponding admission card. They may also deposit the stock in a Mexican credit institution, and in this case, to obtain the admission card, they must file with the Secretary of the Corporation a certificate from the (credit) institution that evidences the deposit of the stock certificates and the obligation of the corresponding credit institution to retain the certificates deposited until the Secretary of the Board of Directors notifies if that the Shareholders Meeting has concluded.

         The Secretary of the Corporation shall deliver to the corresponding shareholders an admission card which records the name of the shareholder, the number of shares deposited and the number of votes to which the shareholders is entitled by virtue of said shares.

         TWENTY-SECOND. The shareholders may be represented in Shareholders Meetings by proxies named through a simply proxy letter on the understanding that members of the Board of Directors and Statutory Auditors may not act as proxies.

         TWENTY-THIRD. Shareholders meetings shall be presided over by the Chairman of the Board, and in his/her absence, by one of the Directors following the order of their appointments, and in the absence of all of these, by the person named by those present at the Shareholders Meeting. The Secretary or Assistant Secretary of the Board shall act as Secretary and in the absence of either of these, the person designated by the acting Chairman.

         TWENTY-FOURTH. At the beginning of the Shareholders Meeting, the person presiding shall name two inspectors of Election to count shares represented therein, who must prepare an attendance list whereon they note the names of the shareholders present or represented, and number of shares which each of them has deposited in order to appear at the corresponding Shareholders Meeting.

         TWENTY-FIFTH. If once a Shareholders Meeting is legally met, there be not time to decide on all of the matters for which it was called, it may adjourn and be continued on the following days without need of a new call.

                                 ADMINISTRATION

         TWENTY-SIXTH. The Administration of the Corporation shall be vested in a Board of Directors that shall be composed of a number of regular members between 5 and 15, as decided by the corresponding Shareholders Meeting, without there being alternates.

         One half plus one of the directors shall be elected by the vote of the majority of the Series "A" shares, represented and voted in the Shareholders Meeting, and but for minority rights, the rest shall be elected by majority vote of the Series "B" or its progressive subseries shares represented and voted at the Shareholders Meeting.

         Any shareholder or group of shareholders holding shares in the same Series of stock who represents at least ten percent of the capital stock, shall have the right to elect one Director for the corresponding Series, pursuant to the provisions of Article One Hundred Forty-Four of the General Law of Commercial Companies.

         The members of the Board of Directors need not be shareholders of the Corporation and may not be over 75 years old at the time of their designation or reelection, as applicable, unless the shareholders meeting expressly waives this limitation for each exercise, on the understanding that in no event, any such person is older than 78 years.

         The Directors shall be elected for one year and shall remain in office, even if the period for which they were elected has concluded, until the persons elected to replace them take office.

         TWENTY-SEVENTH. When the Shareholders Meeting so resolves, each of the Directors and the Chief Executive Officer must secure the liabilities to which they may become subject in performance of their duties, through deposit in cash or creation of a bond in favor of the Corporation in such amount as may be established by the Shareholders Meeting. If the Chief Executive Officer is named by the Board, it shall pertain to the Board to determine whether said person must provide security and the amount thereof.

         The security, if any, shall remain in force until the accounts for the relevant period have been approved by the General Shareholders Meeting.

         TWENTY-EIGHTH. The Board of Directors shall meet in Mexico City or in any other place in the Mexican Republic or abroad that may be indicated for such purpose at least 4 times a year, provide that it be convened by the Chairman, the Secretary, at least 25% of the Directors, or by the Statutory Auditor(s).

         The Statutory Auditors must be convened to all Board meetings, which they may attend with the right to speak, but without vote.

         The Board shall validly function with the presence of a majority of its members and its resolutions shall be valid if adopted by majority vote of those present. In the case of deadlock, the person who presides at the meeting shall have the decision-making vote.

         Pursuant to Article One Hundred Forty-Three of the General Law of Commercial Companies, the Directors may adopt resolutions outside a Board Meeting by unanimous vote. Said resolutions shall have, for all legal effects, the same validity as if they were adopted in a Board Meeting, provided they be confirmed in writing. Said confirmation may be recorded in a single document or in separate documents. The text of the resolutions shall be transcribed in the book referred to in Clause Twenty-Ninth hereafter, with notation of the date from which they will be effective.

         TWENTY-NINTH. For each Board Meeting, minutes shall be prepared wherein are noted the resolutions approved. They must be recorded in the corresponding Minute Book and will be signed by whoever presides at the meeting by the person who acted as Secretary and by the other attendees who wish to do so.

         THIRTIETH. The Board of Directors, in its first meeting held after the shareholders meeting appointing the Board, will name a Chairman from among its members. The Board will also designate a Secretary and an Assistant Secretary, who may or not be members of the Board, as well as the Presidents of the Compensation and Evaluation, Auditing, and Finance and Planning Committees.

         Furthermore, the Board at any time may designate one or more Vicepresidents, who will perform the offices and will have the faculties and obligations that the Board vests on them at their designation or afterwards and, if the Board deems it necessary, one or more Delegate Directors with all necessary faculties to carry out the Board's resolutions.

         The temporary or permanent absences of the Chairman will be covered by one of the Vicepresidents in the order of their designation or in the absence of Vicepresidents by one of the Directors in the order of their designation; the absences of the Secretary shall be covered by the Assistant Secretary, or in the latter's absence by the person the Board designates. The Board of Directors may also name a Chief Executive Officer or a Management Committee, as well as any other types of committees, which will have the faculties and obligations determined by the Board.

                    POWERS OF THE BOARD AND OF THE DIRECTORS

         THIRTY-FIRST. The Board of Directors shall have the broadest faculties for the unrestrained and proper management of the Corporation business, with the broadest general power of attorney for lawsuits and collections, to administer property, and to exercise acts of dominion, without any limitation whatsoever, that is, with all general faculties and the specific faculties which require a specific clause pursuant to the Law, in the terms of the first three paragraphs of Article Two Thousand Five Hundred Fifty-Four of the Federal District Civil Code, including the faculties enumerated in Article Two Thousand Five Hundred Eighty-Seven of said Code.

         Expressly, the Board will have the following faculties:

         I. To represent the Corporation before all kinds of authorities, be they Federal, State or Municipal; represent the Corporation before all kinds of natural or legal persons, national or foreign; to represent the Corporation before Labor Conciliation Boards and Labor Conciliation and Arbitration Boards, be they federal or local; present constitutional relief [amparo] petitions and, as applicable, withdraw same; file criminal complaints and, as applicable, grant pardon; file criminal accusations and assist the Public Prosecutor; withdraw, settle, assume commitments in arbitration, administer and respond to depositions, and receive payments.

         II. Grant, subscribe, endorse, and guarantee all kinds of credit instruments, pursuant to Article Ninth of the General Law of Credit Operations and Instruments.

         III. Designate the members of the Management Committee, as well as the Chief Executive Officer, vice-presidents, officers, employees, managers and attorneys-in-fact of the Corporation, to whom the Board must indicate their duties, obligations, and remuneration. It shall also designate the Presidents of the Compensation and Evaluation, Auditing, and Finance and Planning Committees.

         IV.   Establish or close offices, branches, or agencies.

         V.    Acquire shares and securities issued by third parties.

         VI. Exclusively determine how to exercise voting rights on shares or corporate interests of the Corporation in other companies at General Ordinary or Extraordinary Shareholders meetings of said other companies.

         VII. Enter into, amend, and rescind all kinds of contracts and legal acts.

         VIII. Accept in the Corporation's name mandates from natural or legal persons, Mexican or foreign.

         IX. Establish bank accounts and withdraw deposits from same, and designate the persons authorized to use the corporate signature and to deposit into said bank accounts and withdraw deposits from same with the limitations that the Board may decide to establish.

         X. Confer, replace, delegate and revoke general and specific powers of attorney.

         XI. Call Shareholders Meetings and execute the resolutions adopted by same.

         XII.  Establish the strategic vision for the Corporation.

         XIII. Assure that the Shareholders and the market have access to the Corporation's public information.

         XIV.  Establish mechanisms for internal control.

         XV. Assure that the Corporation has the instruments it deems necessary which permit the Corporation to verify that it complies with the different legal provisions applicable to it.

         XVI. Regularly evaluate the performance of the Chief Executive Officer and the high level officers of the Corporation.

         In the case of acquisition of alienation of shares in another company, or exercise of the right of retirement, the Board shall require prior approval from the General Ordinary Shareholders Meeting, for which shareholders must be convened as set forth in the bylaws, in the following cases:

         a. When the value of the acquisition of shares in another company through one acquisition or several acquisitions, simultaneous or successive, exceeds twenty percent of shareholders equity, according to the last financial position statement of the Corporation.

         b. When the value of alienation of shares in another company, through one or several alienations, simultaneous or successive, exceeds twenty percent of the shareholders equity of the Corporation, according to the last financial position statement of the Corporation.

         c. When the Corporation exercises its right of retirement in the Commercial Companies in which it is shareholder, if these have a variable capital structure, when such retirement represents, through one or several simultaneous or successive operations, the redemption of shares with a value exceeding twenty percent of the shareholders equity, according to the Corporation's last financial position statement, or implies loss of administrative control of the relevant entity.

                                    CHAIRMAN

         THIRTY-SECOND. The Chairman shall preside at the Shareholders Meetings and at the Board Meetings, shall be the representative of the Board, shall execute the resolutions of the Shareholders Meeting and of the Board of Directors, unless either shall designate a Delegate for execution thereof, shall oversee generally corporate operations, assuring exact compliance herewith, with the regulations and with the resolutions and provisions of the Shareholders Meetings, of the Board of Directors and of the Law; he shall sign with the Secretary Minutes of Shareholders Meetings and Board Meetings.

         In the temporary or permanent absence of the Chairman, his functions shall be performed with the same authorities by one of the Directors according to the order of appointment.

         THIRTY-THIRD. The Board of Directors shall have three mid-level administrative bodies to support the Board in performance of its tasks: a Compensation and Evaluation, Committee; an Auditing Committee; and a Finance and Planning Committee. Said mid-level bodies shall be composed of a minimum of three and a maximum of seven Directors, as determined by the Shareholders Meeting.

         The members of the Committees must be Directors of the Corporation and elected in a General Ordinary Shareholders Meeting that resolves the election of the members of the Board of Directors.

         These Committees shall act without exception as collegial bodies, and their faculties may not be delegated to individuals such as Directors, Managers, Delegate Directors or Attorneys-in-Fact.

         The Committees for Compensation and Evaluation, Auditing, and Finance and Planning Committees shall present at least twice year a report on their actions to the Board of Directors, or whenever facts or acts of importance for the Corporation arise that so merits in their judgment.

         The Statutory Auditor must be convened to all committee meetings, who shall attend them with the right to speak but without vote.

         The Committees for Compensation and Evaluation, Auditing, and Finance and Planning shall have the following faculties:

         I. The Compensation and Evaluation Committee shall have the following duties:

         a. Suggest to the Board procedures for proposing the Chief Executive Officer and high level officers.

         b. Propose to the Board criteria for evaluation of the Chief Executive Officer and the high level officers according to the general guidelines established by the Board of Directors.

         c. Analyze and taking to the Board of Directors the proposal made by the Chief Executive Officer on structure and amount of remuneration for principal Corporation executives.

         II.  The Auditing Committee shall have the following duties:

         a. Recommend to the Board of Directors the candidates for external auditors of the Corporation.

         b. Recommend to the Board the conditions for contracting and the scope of the professional mandate for the external auditors.

         c. Support the Board of Directors in supervising performance of auditing contracts.

         d. Serve as a communication channel between the Board of Directors and the external auditors, as well as assuring the independence and objectivity of these latter.

         e. Review the work program, comment letters and auditing reports and reporting to the Board of Directors on the results.

         f. Recommend to the Board the bases for preparation of the financial information.

         g. Assist the Board through review of the financial information and its issue process.

         h. Contribute to the definition of the general guidelines for the internal control system and evaluating its effectiveness.

         i. Assist the Board in coordination and evaluation of annual internal auditing programs. j. Coordinate the work of the external auditor, internal auditor, and Statutory Auditor.

         k. Verify that the mechanisms are in place which are deemed necessary such that the Corporation can prove that it complies with the different provisions to which it is subject.

         III. The Finance and Planning Committee shall have the following functions:

         a. Evaluate and, as applicable, suggest investment policies for the Corporation proposed by the Office of the Chief Executive Officer, to thereafter submit them to the approval of the Board.

         b. Evaluate and, as applicable, suggest financing policy (capital or debt) for the Corporation proposed by the Office of the Chief Executive Officer, to later be submitted to approval of the Board.

         c. Evaluate and, as applicable, suggest general guidelines for determination of strategic planning for the Corporation.

         d. Give opinion on the premises of the annual budget and propose them to the Board for its approval.

         e.   Do follow-up on application of the budget and the strategic plan.

         f. Identify the risk factors to which the Corporation is subject and evaluate the policies for their management.


                                    SECRETARY

         THIRTY-FOURTH. The Secretary shall have the powers that the Board assigns to him and shall keep the Minute Books, in one of which he shall note and sign with the Chairman all minutes of Shareholders Meetings and in the other all minutes of the Board of Directors.

         In the absence of the Secretary these functions shall be assumed by the Assistance Secretary, if any, and in the absence of the latter, the person who the acting, Chairman designates shall perform said functions.

         THIRTY-FIFTH. The Chief Executive Officer, and as applicable, the Management Committee shall have the faculties, if any, conferred thereon by the Board of Directors, and the remuneration that the latter may establish.

         THIRTY-SIXTH. The oversight of the corporation shall be the function of a Statutory Auditor and an Alternate, who need not be shareholders and who will be named by the General shareholders Meeting by majority vote, with the exception for the right of any shareholder or group of shareholders who represent ten percent of the shares to name an additional Statutory Auditor and an Alternate in accordance with Articles One Hundred Forty Four and One Hundred Seventy One of the General Law of Commercial Companies, except the Limited Vote Series C shares, which shall not have the right to name any Statutory Auditor.

         The Statutory Auditors shall have the powers and obligations determined by the law and shall remain in their positions for one year, on the understanding, that they shall continue to act until those appointed to replace them assume their duties.

         THIRTY-SEVENTH. To assume the position of Statutory auditor, those elected must guarantee their performance in the same manner as the Directors pursuant to Clause Twenty Seventh herein.

                         FISCAL YEARS AND BALANCE SHEETS


         THIRTY-EIGHT. Fiscal years shall be twelve months and shall be closed on the dates determined by the General Shareholders Meeting or the Board of Directors.

         As exception, the first fiscal year may be irregular and will begin the day when this instrument is protocolled and will end on the date which the General Shareholders Meeting or the Board of Directors determines.(3)

         THIRTY-NINTH. At the end of each fiscal year, a financial position statement shall be prepared which must be audited by an independent public accountant and which be completed within the four months following close of the corresponding fiscal year.

         The Board of Directors shall deliver the financial position statement to the Statutory Auditors at least fifteen days prior to the date of the General Shareholders Meeting, which is to discuss it, together with the profit and loss statement, the statement of changes in the financial position, the statement of changes in the entries that constitute the corporate property and the notes needed to clarify or complete the information on the foregoing statements. The Statutory Auditors within the fifteen days that follow shall render the report referred to in Article One Hundred Sixty Six (IV) of the General Law of Commercial Companies.

RESERVE FUND AND MANNER OF DISTRIBUTION PROFITS AND LOSSES

         FORTIETH. The liquid profits shown on the statement of financial position after being approved by the Annual Ordinary Shareholders Meeting shall be distributed as follows:

         a. First, five percent shall be separated for creation or replenishment of the legal reserve fund until it represents an amount equal to one -fifth of the capital.

         b. Then, the amount, if any, that the General Shareholders Meeting resolves to constitute additional reserve, special or extraordinary funds shall be separated.

         c. The remainder of the liquid profits may be distributed as a dividend among the shareholders in proportion to their respective contributions to the capital; the dividend payments shall be made against the respective coupons, unless the Shareholders Meeting resolves another form of proof.

              Dividends not collected in five years counted from and after the date fixed for their payment shall prescribe in favor of the corporation.

         d. The remainder of the distributable profits may also be applied to amortization of shares, pursuant to Article One Hundred Thirty-Six of the General Law of Commercial Companies, pursuant to the resolutions that the Extraordinary Shareholders Meeting adopts for such purpose.

              The Annual Ordinary Shareholders Meeting shall establish the remuneration for the Directors and Statutory Auditors, which shall be charged to general expenses.

              If there are losses, these shall be reported by the shareholders in proportion to the respective number of their shares, but at all times the obligations of the

----------
(3) TN: Mexican law currently requires that fiscal years run from January 1 through December 31.

shareholders shall be limited to payment of the amount of their shares, and no additional payment may be demanded of them.

         FORTIETH BIS. The Corporation may acquire the shares representing its capital stock on prior resolution of the Board of Directors, through the Mexican Securities Market at the price current in the market, without the prohibition being applicable that is established in the first paragraph of Article 134 of the General Law of Commercial Companies, provided the purchase be made with charge to the capital and, as applicable, to a reserve from the net profits titled reserve for acquisition of shares.

         The General Ordinary Shareholders Meeting shall determine the amount of the capital that can be allocated to purchase of the Corporation's shares and the amount of the corresponding reserve which will be created by the Shareholders Meeting with the sole limitation that the sum of the resources that can be allocated to this purpose may not exceed the total balance of the net profits of the Corporation.

         Purchase of its own shares by the Corporation shall be done by affecting the capital account for an amount equal to the par value of the shares purchased, determined through division of the amount of the paid capital by the number of the Corporation's outstanding shares. The surplus shall be charged to the reserve for acquisition of shares. If the purchase price for the shares is less than the par value determined as indicated above, only the capital account shall be affected for the amount equal to the par value of the shares purchased.

         As a consequence of the purchase of its shares, the Corporation shall proceed to reduce its capital on the same date as the acquisition, and as applicable, at the same time shall affect the reserve for acquisition of shares.

         The Corporation may issue treasury shares for their later placement for investment by the public. The shares acquired by the Corporation shall become treasury shares and may be placed for public investment and, in this case, the capital shall be increased by the amount equal to the par value of the shares, multiplied by the total number of treasury shares placed for public investment, and the surplus of the proceeds of the placement, if any, shall be used to replenish the reserve for acquisition of shares. The gain generated by the difference between the proceeds from the placement and the purchase price, if any, shall be recorded in the account titled premium for subscription of shares.

         The capital reductions and increases derived from purchase and placement of shares as referred to in this clause shall not require any resolution by the Shareholders Meeting or any resolution by the Board of Directors.

         The Board of Directors, or the persons it may designate to perform stock repurchase operations or placement of treasury shares with the investing public shall assure that in no case said operations result in exceeding the maximum authorized percentage of limited voting shares of the Corporation.

         The operations for purchase and placement of shares provided for in this clause, the reports on same to be submitted to the General Ordinary Shareholders Meeting, the rules for disclosure through financial information, and the form and terms on which these operations will be notified to the National Securities Commission, to the Mexican Securities Market, and to the investing public, shall be subject to the general provisions issued by the National Securities Commission.

         FORTY-FIRST. The incorporating shareholders do not reserve any participation in the profits.

         FORTY-FIRST.BIS. The company or companies in which the Corporation is a majority shareholder may not directly or indirectly invest in the shares of the Corporation, nor in shares of companies that are majority shareholders in the Corporation, or without being so, have knowledge that it is a shareholder therein.

         FORTY-SECOND. The Corporation shall dissolve:

         I.   Due to expiration of the period established herein(4).

         II. Due to impossibility of continuing realization of the primary purpose of the corporation.

         III. By agreement of the shareholders taken in accordance with the corporate bylaws and the law.

         IV. Because the number of shareholders becomes less than five, the minimum required by the law(5).

         V.   Due to losses of two thirds of the capital.

                              BASES FOR LIQUIDATION

         FORTY-THIRD. Should a case of liquidation arise, the General Shareholders Meeting will appoint by majority vote one or more liquidators, who shall be the representatives of the corporation and shall have the powers and obligations set forth in Article Two Hundred Forty Two of the General law of Commercial Companies, and who must in due course proceed to distribution of the remainder among the shareholders pursuant to Article Two Hundred Forty Seven and Two Hundred Forty Eight of the law.

         FORTY-FOURTH. The provisions of the General Law of Commercial Companies shall govern in all matters on which these bylaws do not provide an express clause.

         FORTY-FIFTH. Any dispute that may arise from the execution, interpretation and performance of this contract shall be submitted to the competent courts of the First Judicial District of those into which the Federal District is divided.





----------
(4) TN: See footnote No. 1

(5) TN: The current minimum is two.