Form 20-F/A
period 2000-12-31
DESC S A DE C V
filed 2001-08-24
CIK 925259

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 20-F/A
(Mark One)

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

          Title of each class          Name of each exchange on which registered
--------------------------------------------------------------------------------
American Depositary Shares, each                New York Stock Exchange, Inc.
representing Twenty Series C Shares(1)

Series C Shares, without expression of par      New York Stock Exchange, Inc.
value(2)

(1)  Evidenced by American Depositary Receipts (ADRs).

(2) Not for trading, but only in connection with the registration of the American Depositary Shares.

 Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None
--------------------------------------------------------------------------------
                                (Title of Class)

        Securities for which there is a reporting obligation pursuant to
                            Section 15(d) of the Act:

              Dine, S.A. de C.V.'s 8-3/4% Guaranteed Notes due 2007
--------------------------------------------------------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                       Series A Common Stock: 587,479,900
                       ----------------------------------

                       Series B Common Stock: 506,176,760
                       ----------------------------------

                       Series C Common Stock: 275,341,610
                       ----------------------------------

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

Indicate by check mark which financial statement item the registrant has elected to follow.
                                                |_| Item 17   |X| Item 18

                                TABLE OF CONTENTS

                                                                            Page


PART I ........................................................................4

Item 1.  Identity of Directors, Senior Management and Advisers.................4

Item 2.  Offer Statistics and Expected Timetable...............................4

Item 3.  Key Information.......................................................4

Item 4.  Information on our Company...........................................17

Item 5.  Operating and Financial Review and Prospects.........................41

Item 6.  Directors, Senior Management and Employees...........................57

Item 7.  Major Shareholders and Related Party Transactions....................61

Item 8.  Financial Information................................................62

Item 9.  The Offer and Listing................................................62

Item 10. Additional Information...............................................65

Item 11. Quantitative and Qualitative Disclosures About Market Risk...........89

Item 12. Description of Securities Other than Equity Securities...............90

PART II ......................................................................91

Item 13. Defaults, Dividend Arrearages and Delinquencies......................91

Item 14. Material Modifications to the Rights of Security Holders and
         Use of Proceeds......................................................91

Item 15. [RESERVED]...........................................................91

Item 16. [RESERVED]...........................................................91

PART III .....................................................................92

Item 17. Financial Statements.................................................92

Item 18. Financial Statements.................................................92

Item 19. Exhibits.............................................................92

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

             Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995

     This annual report includes "forward-looking statements," as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward-looking terminology such as "estimate," "project," "believe," "anticipate," "intend," "expect," "plan," "may," "will," "would," "could," or "should" or the negative of these words or other variations of these words or other similar expressions. These forward-looking statements reflect the views of our management with respect to our future financial performance and future events. All forward-looking statements contained in this annual report, including those presented with numerical specificity, however, are uncertain. They are based on assumptions and affected by risks and uncertainties that could cause actual results to differ materially from our expectations described in these forward-looking statements. These factors include, among other things, the following:

     o changes in the Mexican economy or in other economies in which our products are sold, including rates of inflation, economic growth and currency fluctuations;

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

                   Selected Consolidated Financial Information

                                                                            Year ended December 31,
                                             --------------------------------------------------------------------------------------
                                                  1996              1997              1998              1999              2000
                                             --------------    --------------    --------------    --------------    --------------
                                                           (In thousands, except for net income (loss) per share/ADS)
Income statement data:
     Mexican GAAP:
Net sales ................................   Ps. 20,131,034    Ps. 23,451,558    Ps. 26,176,034    Ps. 25,329,850    Ps. 23,439,306
Cost of sales ............................       14,239,685        17,075,451        18,859,146        18,255,984        17,444,972
Gross profit .............................        5,891,349         6,376,107         7,316,888         7,073,866         5,994,334
Operating expenses .......................        2,648,623         2,830,700         3,541,180         3,738,732         3,731,019
Operating income .........................        3,242,726         3,545,407         3,775,708         3,335,134         2,263,315
Comprehensive financial result ...........        1,171,239            69,199        (1,442,325)          446,528          (689,957)
Equity in associated companies and
     unconsolidated subsidiaries .........           52,472           (60,575)         (132,380)           46,483           (10,302)
Impairment of fixed assets ...............               --           (32,202)          (37,739)         (220,736)         (152,026)
Other income (expense), net ..............          (34,329)           14,302           (97,655)         (241,242)         (428,102)
Provision for income taxes and
     employee profit sharing .............          394,143           364,162           532,003           889,843           554,016
Income before extraordinary items ........        4,037,965         3,171,969         1,533,606         2,476,324           428,912
Profit on the sale of subsidiaries .......               --                --           119,517           153,746                --
Extraordinary items ......................         (272,795)               --                --                --           191,465
Net Income before minority interest ......        3,765,170         3,171,969         1,653,123         2,630,070           620,377
Minority interest ........................         (575,264)         (544,219)         (521,317)         (694,997)         (345,482)
Majority net income ......................        3,189,906         2,627,750         1,131,806         1,935,073           274,895
Majority net income per share(1) .........             2.21              1.73              0.75              1.30              0.19
Majority net income per ADS(2) ...........            44.20             34.60             15.00             26.00              3.80
Dividends per share ......................             0.00              0.17              0.63              0.00              0.59
Dividends per ADS ........................             0.00              3.40             12.60              0.00              2.36

Approximate U.S. GAAP amounts:
Net sales ................................   Ps. 20,180,032    Ps. 23,452,030    Ps. 26,173,807    Ps. 25,330,232    Ps. 23,445,839
Operating income .........................        3,229,881         3,041,979         3,543,969         2,685,595         1,666,729
Majority income (loss) from continuing
     operations ..........................        3,301,106         1,487,512         1,405,990         1,732,027           495,344
Majority net income (loss) ...............        3,301,106         1,487,512         1,405,990         1,732,027           495,344
Majority net income (loss) per share(1) ..             2.29              0.98              0.93              1.16              0.35
Majority net income (loss) per ADS(2) ....            45.80             19.60             18.60             23.20              7.00

Balance sheet data (at period end):
Mexican GAAP:
Assets:
Total current assets .....................   Ps.  7,083,885    Ps.  9,281,683    Ps.  9,770,951    Ps. 10,046,232    Ps. 10,984,099
Land held for development and real
     estate projects in progress .........        3,743,073         3,240,542         4,180,083         3,765,789         3,737,802
Investment in shares .....................          523,161           484,147           153,926           422,491           392,378
Property, plant and equipment, net .......       14,978,818        15,026,323        16,707,303        15,537,372        14,147,921
Total assets .............................       26,974,454        29,477,137        33,699,369        32,310,966        32,112,150
Liabilities:
Short-term debt(3) .......................        2,638,919         3,626,673         4,284,606         4,082,850         3,738,874
Long-term debt(4) ........................        5,731,055         6,525,420         8,403,162         7,024,513         8,472,697
Total liabilities ........................       11,663,608        13,429,770        16,624,591        14,799,669        18,370,875
Stockholders' equity:
Capital Stock ............................        9,958,710        10,064,907        10,062,627        10,062,431        10,060,941
Total stockholders' equity including
     minority interest(5) ................       15,310,846        16,047,367        17,074,779        17,511,297        13,741,275
Total liabilities and stockholders'
     equity(5)(6) ........................       26,974,454        29,477,137        33,699,369        32,310,966        32,112,150

Approximate U.S. GAAP amounts:
Property, plant and equipment, net .......   Ps. 14,549,409    Ps. 15,539,675    Ps. 17,399,222    Ps. 16,582,156    Ps. 15,256,529
Total assets .............................       26,804,653        30,452,004        34,760,219        34,137,351        33,795,608
Short-term debt ..........................        2,638,918         3,626,673         4,284,606         4,082,850         3,738,874
Long-term debt ...........................        5,731,055         6,525,420         8,403,162         7,024,513         8,472,697
Stockholders' equity(5) ..................        9,458,946        10,510,439        10,126,988        10,628,162         9,443,503



                                                  2000
                                             --------------
Income statement data:
     Mexican GAAP:
Net sales ................................   $    2,428,944
Cost of sales ............................        1,807,769
Gross profit .............................          621,175
Operating expenses .......................          386,635
Operating income .........................          234,540
Comprehensive financial result ...........          (71,498)
Equity in associated companies and
     unconsolidated subsidiaries .........           (1,067)
Impairment of fixed assets ...............          (15,753)
Other income (expense), net ..............          (44,363)
Provision for income taxes and
     employee profit sharing .............           57,411
Income before extraordinary items ........           44,448
Profit on the sale of subsidiaries .......               --
Extraordinary items ......................           19,840
Net Income before minority interest ......           64,288
Minority interest ........................          (35,802)
Majority net income ......................           28,486
Majority net income per share(1) .........             0.02
Majority net income per ADS(2) ...........             0.40
Dividends per share ......................             0.07
Dividends per ADS ........................             0.28

Approximate U.S. GAAP amounts:
Net sales ................................   $    2,429,620
Operating income .........................          172,718
Majority income (loss) from continuing
     operations ..........................           51,331
Majority net income (loss) ...............           51,331
Majority net income (loss) per share(1) ..              .04
Majority net income (loss) per ADS(2) ....             0.80

Balance sheet data (at period end):
Mexican GAAP:
Assets:
Total current assets .....................   $    1,138,248
Land held for development and real
     estate projects in progress .........          387,337
Investment in shares .....................           40,661
Property, plant and equipment, net .......        1,466,106
Total assets .............................        3,327,684
Liabilities:
Short-term debt(3) .......................          387,448
Long-term debt(4) ........................          878,000
Total liabilities ........................        1,903,717
Stockholders' equity:
Capital Stock ............................        1,042,584
Total stockholders' equity including
     minority interest(5) ................        1,423,967
Total liabilities and stockholders'
     equity(5)(6) ........................        3,327,684

Approximate U.S. GAAP amounts:
Property, plant and equipment, net .......   $    1,580,987
Total assets .............................        3,502,136
Short-term debt ..........................          387,448
Long-term debt ...........................          878,001
Stockholders' equity(5) ..................          978,602

                                                                            Year ended December 31,
                                             --------------------------------------------------------------------------------------
                                                  1996              1997              1998              1999              2000
                                             --------------    --------------    --------------    --------------    --------------
                                                           (In thousands, except for net income (loss) per share/ADS)
Other data:
Working capital(7) .......................   Ps.  2,247,323    Ps.  4,309,707    Ps.  4,662,759    Ps.  4,660,813    Ps.  5,792,322
Depreciation and amortization(8) .........          992,670           961,098         1,140,587         1,139,098         1,183,778
Operating cash flow (EBITDA)(9) ..........        4,235,396         4,506,505         4,916,295         4,474,232         3,447,093
Capital expenditures(10) .................        2,308,386         3,031,812         4,445,987         3,073,424         1,842,228
Investment in real estate projects(11) ...          340,921           161,481           544,951           396,836           668,611
Dividends paid ...........................               --           260,746           953,207                 0           408,848
Dividends paid to minority interest ......          (11,609)         (241,734)         (293,990)                0           (44,662)
Number of employees ......................           18,880            22,152            23,664            20,878            22,320
Weighted average shares outstanding ......        1,443,300         1,515,183         1,506,981         1,489,733         1,418,126

Net sales:
Automotive Parts (UNIK) ..................   Ps.  7,400,731    Ps.  9,594,182    Ps. 10,876,582    Ps. 10,854,485    Ps. 10,935,622
Chemicals (GIRSA) ........................        9,670,030         8,714,972         8,456,287         7,595,856         7,914,807
Food .....................................        2,738,087         4,576,970         5,923,063         5,973,442         3,575,823
Real Estate (DINE) .......................          322,186           540,438           895,370           876,452           995,668
Desc(12) .................................                0            24,996            24,732            29,615            17,386
                                             --------------    --------------    --------------    --------------    --------------
Total ....................................   Ps. 20,131,034    Ps. 23,451,558    Ps. 26,176,034    Ps. 25,329,850    Ps. 23,439,306

Cost of sales and operating expenses:
Automotive Parts (UNIK) ..................   Ps.  6,163,824    Ps.  8,153,493    Ps.  9,219,483    Ps.  9,122,457    Ps.  9,335,897
Chemicals (GIRSA) ........................        7,959,121         7,308,387         7,154,159         6,660,882         7,393,422
Food .....................................        2,488,077         3,979,541         5,389,632         5,568,288         3,536,204
Real Estate (DINE) .......................          245,814           402,265           575,045           567,619           840,693
Desc(13) .................................           31,472            62,065            62,007            75,470            69,775
                                             --------------    --------------    --------------    --------------    --------------
     Total ...............................   Ps. 16,888,308    Ps. 19,906,151    Ps. 22,400,326    Ps. 21,994,716    Ps. 21,175,991

Operating income:
Automotive Parts (UNIK) ..................   Ps.  1,236,907    Ps.  1,440,689    Ps.  1,657,099    Ps.  1,732,028    Ps.  1,599,725
Chemicals (GIRSA) ........................        1,710,909         1,406,185         1,302,128           934,974           521,385
Food .....................................          250,010           597,429           533,431           405,154            39,619
Real Estate (DINE) .......................           76,372           138,173           320,325           308,833           154,975
Desc .....................................          (31,472)          (37,069)          (37,275)          (45,855)          (52,389)
                                                               --------------    --------------    --------------    --------------
     Total ...............................   Ps.  3,242,726    Ps.  3,545,407    Ps.  3,775,708    Ps.  3,335,134    Ps.  2,263,315

Equity in associated companies and
     unconsolidated subsidiaries(14) .....   Ps.     52,472    Ps.   (60,575)    Ps.  (132,380)    Ps.     46,483    Ps.   (10,302)

                                                  2000
                                             --------------
Other data:
Working capital(7) .......................   $      600,242
Depreciation and amortization(8) .........          122,671
Operating cash flow (EBITDA)(9) ..........          357,211
Capital expenditures(10) .................          190,904
Investment in real estate projects(11) ...           69,286
Dividends paid ...........................           42,471
Dividends paid to minority interest ......           (4,628)
Number of employees ......................           22,320
Weighted average shares outstanding ......        1,418,126

Net sales:
Automotive Parts (UNIK) ..................   $    1,110,927
Chemicals (GIRSA) ........................          805,153
Food .....................................          364,293
Real Estate (DINE) .......................          102,050
Desc(12) .................................            1,780
                                             --------------
Total ....................................   $    2,428,944

Cost of sales and operating expenses:
Automotive Parts (UNIK) ..................   $      967,450
Chemicals (GIRSA) ........................          766,157
Food .....................................          366,446
Real Estate (DINE) .......................           87,118
Desc(13) .................................            7,233
                                             --------------
     Total ...............................   $    2,194,404

Operating income:
Automotive Parts (UNIK) ..................         $162,142
Chemicals (GIRSA) ........................           52,856
Food .....................................            3,935
Real Estate (DINE) .......................           15,637
Desc .....................................           (5,322)
                                             --------------
     Total ...............................   $      234,540

Equity in associated companies and
     unconsolidated subsidiaries(14) .....   $       (1,067)

---------

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

     The following table lists, for the periods indicated, the period-end, average, high and low Noon Buying Rate for the purchase and sale of Dollars, presented in each case as the average between the purchase and sale rates, expressed in Pesos per Dollar:

                                               Noon Buying Rate
                               ----------------------------------------------
Year Ended                       High       Low       Average(1)   Period End
December 31,                     ----       ---       ----------   ----------
------------

1996........................     8.05       7.33         7.63          7.88
1997........................     8.41       7.72         7.97          8.07
1998 .......................    10.63       8.04         9.24          9.90
1999 .......................    10.60       9.24         9.56          9.48
2000........................    10.09       9.18         9.47          9.62

Most Recent 6 months:
---------------------

December 2000...............     9.61       9.37
January 2001................     9.97       9.66
February 2001...............     9.78       9.65
March 2001..................     9.71       9.48
April 2001..................     9.42       9.18
May 2001....................     9.29       8.94

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

Environmental laws could lead to added expenditures or liabilities

     Our operations are subject to Mexican federal and state laws and regulations relating to the protection of the environment. The fundamental environmental law in the Mexican federal system is the Ley General del Equilibrio Ecologico y la Proteccion al Ambiente (the Mexican General Law of Ecological Balance and Environmental Protection or the "Ecological Law"). Under the Ecological Law, the Mexican government has implemented an aggressive program to protect the environment by promulgating rules concerning water, land, air and noise pollution, and hazardous substances. The Mexican government also has enacted regulations concerning the importation and exportation of hazardous materials and hazardous waste.In addition, Mexican regulatory authorities have promulgated various health and environmental regulations and standards, which are applicable to our pork business, in order to control and eliminate the spread of infections and other types of diseases in the Mexican Bajio region.

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

Material events at our customers affect Girsa

     Our sales volumes of synthetic rubber and carbon black have decreased because of the shutdown of two tire manufacturing facilities in Mexico, one of which occurred in 2000 and the other earlier this year. We have partly offset the reduced sales volume by increasing our sales to new and existing customers. We are unable to predict and, therefore, cannot plan for events such as these. In addition, the slowdown of the U.S. economy has increased competition from U.S. and other chemical manufacturers, which has put added pressure on the pricing of our products.

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

We are dependent on a small group of principal customers and the sales of certain products

     Our largest customers in the automotive parts sector are DaimlerChrysler, Ford, General Motors, Volkswagen and Nissan. In 2000, these customers represented 63% of our total sales, of which DaimlerChrysler accounted for 21%, General Motors accounted for 17%, Ford accounted for 13%, Volkswagen accounted for 6% and Nissan accounted for 6%, and aggregate sales to Original Equipment Manufacturers ("OEMs") represented 75% of our total automotive parts sales. Although we have had a long-standing relationship with each of these customers, if we lost any significant portion of our sales to any of these customers, it would adversely affect our business and operating results.

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

Labor relations may affect our operations

     We consider our relations with our employees and their union representatives to be good, but cannot assure you that future contract negotiations with union representatives will be favorable to us or that a change in the nature of these relationships would not cause labor interruptions, or that work stoppages or other labor unrest will not occur in the ordinary course of these relationships.

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

Holders of ADSs are not entitled to attend stockholders' meetings, and they may only vote through the Depositary

     Under our bylaws, a stockholder must deposit its shares with our secretary or with a Mexican custodian in order to attend a stockholders' meeting. A holder of ADSs will not be able to meet this requirement, and accordingly is not entitled to attend stockholders' meetings. A holder of ADSs also will not be permitted to vote its shares directly at a stockholders' meeting or to appoint a proxy to do so. Rather, a holder of ADSs is entitled to instruct the Depositary as to how to vote its shares represented by the ADS in accordance with the procedures provided in the deposit agreement with respect to the ADSs.

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

     We cannot make any assurances that we will file a registration statement with the SEC to allow holders of ADSs in the United States to participate in a preemptive rights offering or that an exemption from the registration requirements of the U.S. Securities

Act of 1933 will be available. As a result, the equity interests of holders of ADSs would be diluted to the extent that ADS holders cannot participate in a preemptive rights offering. See Item 10. "Additional Information--Bylaws--Share Capital" for additional information concerning the ability of holders of Series C shares to participate in preemptive offerings.

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

                                            Year ended December 31,
                                 -----------------------------------------------
                                      1998            1999              2000
                                 ------------     ------------      ------------
                                                 (In millions)

Automotive Parts............     Ps.  1,015.5     Ps.    868.7      Ps.  1,097.3
Chemicals ..................            498.4          1,187.0             336.0
Food(1).....................          2,407.6            772.0             317.3
Real Estate(2)..............            979.9            611.6             758.4
Desc(3).....................             89.5             30.9               1.8
                                 ------------     ------------      ------------
   Total....................     Ps.  4,990.9     Ps.  3,470.2      Ps.  2,510.8
                                 ============     ============      ============

----------
(1)  For 1998, includes the acquisitions of ASF and Nair.

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

     The following charts depict the percentage of our 2000 consolidated net sales and operating income by business segment:

                            2000 Net Sales by Segment
                    as a Percentage of Consolidated Net Sales

  [THE FOLLOWING TABLE WAS REPRESENTED BY A PIE CHART IN THE PRINTED MATERIAL.]

                        Automotive Parts                47%
                        Chemicals                       34%
                        Food                            15%
                        Real Estate                      4%

                                                        Total Ps. 23,439,306

                        2000 Operating Income by Segment
                as a Percentage of Consolidated Operating Income

  [THE FOLLOWING TABLE WAS REPRESENTED BY A PIE CHART IN THE PRINTED MATERIAL.]

                        Automotive Parts                69%
                        Chemicals                       22%
                        Real Estate                      7%
                        Food                             2%

                                                        Total Ps. 2,263,315

The following chart depicts the percentage of book value of our investments in each of our business segments at December 31, 2000:

                          Desc Portfolio at Book Value

  [THE FOLLOWING TABLE WAS REPRESENTED BY A PIE CHART IN THE PRINTED MATERIAL.]

                        Dine (Real Estate)              34%
                        Unik (Automotive Parts)         29%
                        Food Subsidiaries (Food)        20%
                        Girsa (Chemicals)               17%

                                                        Total Ps. 3,212,150

Sales information by geographic market

     The following table shows the approximate aggregate sales of Desc's products for each of the past three years by geographic region:

                                  Net sales for the years ended December 31,
----------------------------   ------------------------------------------------
           Region                   1998             1999             2000
----------------------------   --------------   --------------   --------------
                                            (Pesos in thousands)

Continental Europe..........   Ps.    476,519   Ps.    361,349   Ps.    382,893
North America...............        8,264,226        8,794,547        8,741,707
Asia........................          447,549          528,749          611,220
Mexico(1)...................       16,133,776       15,216,948       13,164,998
Rest of the world...........          853,964          428,257          538,488
                               --------------   --------------   --------------
     Total..................   Ps. 26,176,034   Ps. 25,329,850   Ps. 23,439,306
                               ==============   ==============   ==============

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

     The following table presents the net sales generated by our principal automotive parts products for the years ended December 31, 1998, 1999 and 2000, and the percentage of this segment's 2000 net sales that is represented by these products:

                                                                                                    % of net
                                                                 Net sales                            sales
                                              ------------------------------------------------   -------------
                                                   1998             1999             2000             2000
                                              --------------   --------------   --------------   -------------
                                                                     (Pesos in thousands)
Transmissions and clutches..................  Ps.  3,598,877   Ps.  3,835,013   Ps. 3,248,724          29.7%
Rear and front traction axles...............       1,219,900        1,552,176       1,729,403          15.8
Pick-up truck bodies and other
stamped metal products......................         865,605          935,359       1,235,179          11.3
Constant velocity joints....................       1,273,132        1,025,224       1,124,490          10.3
Motor valves and tappets, pistons
and piston pins.............................       1,131,785        1,058,233         885,042           8.1
Propeller shafts............................         632,599          697,628         678,607           6.2
Steel and aluminum wheels...................         418,557          465,601         636,957           5.8
Gears.......................................         416,504          441,082         421,012           3.9
Other automotive parts......................       1,319,623          844,168         970,208           8.9
                                              --------------   --------------   --------------   -------------
     Total..................................  Ps. 10,876,582   Ps. 10,854,485   Ps. 10,935,622        100.0%
                                              ==============   ==============   ==============   =============

--------------------------------------------------------------------------------

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

     Our automotive parts businesses have received numerous quality awards from the Mexican government, clients and joint venture partners. Transmisiones y Equipos Mecanicos S.A. de C.V. ("Tremec"), our subsidiary which manufactures manual transmissions, received the National Export Award from the Mexican government in both 2000 and 1998 and received a "Supplier of the Year" award from General Motors in 1997. Cardanes, S.A. de C.V., our subsidiary that manufactures propeller shafts and universal joints, Pemsa, our subsidiary that manufactures pick-up bodies and other stamped metal products, and Velcon, S.A. de C.V., our subsidiary that manufactures constant velocity joints, each received a "Supplier of the Year" award from General Motors in 2000, and Pistones Moresa, S.A. de C.V., our subsidiary which manufactures pistons, received this award in 1998. In addition, in 1998 Tremec was awarded a Shingo Prize for Excellence in Manufacturing, which recognizes manufacturing excellence in the United States, Canada and Mexico and is considered one of the "Triple Crown" of industrial excellence awards, along with the Baldridge National Quality Award and the Deming Prize. The Shingo Prize is administered by the College of Business at Utah State University in partnership with the National Association of Manufacturers of the U.S. We believe that these awards have resulted, among other things, from the ongoing implementation of Unik's total quality improvement efforts. All of our plants that supply OEMs are QS-9000 certified, which qualifies them as approved suppliers to DaimlerChrysler, Ford and General Motors, and Tremec and TF Victor have received 1S0-14001 certification, which is an international standard for environmental management.

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

                                                      % of net sales
                                             ----------------------------------
                                               1998         1999          2000
                                             -------      -------       -------
Domestic market
   OEMs...................................       21%          19%           21%
   Aftermarket............................       18%          17%           17%
Export market(1)..........................       61%          64%           62%
Total export sales ($ in millions)........   $ 550.4      $ 638.1       $ 686.6

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

     In general, under technology and license agreements, these foreign manufacturers provide us with technological assistance or license their proprietary technology to us in return for a fee based upon a percentage of sales. These technology assistance and license agreements typically were entered into for initial fixed terms, however, many are renewed on an annual or biannual basis, and could now be terminated by either party on relatively short notice. We also develop our own technology with respect to some automotive products, such as transmissions, pistons, piston pins, stamping products and tappets, and work with our partners to jointly develop technologies for specific applications.

     We also are partners with some of these foreign manufacturers in joint venture companies that produce various automobile parts utilizing technology licensed by the foreign joint venture partner. In the fourth quarter of 2000, we restructured the ownership of Velcon, our joint venture with Dana and GKN, which manufactures constant velocity joints. As a result of this restructure, Unik increased its ownership to 51%, GKN increased its ownership to 49% and Dana exited this subsidiary.

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

     The following table presents the net sales generated by our principal chemicals sector products for the years ended December 31, 1998, 1999 and 2000, and the percentage of this segment's 2000 net sales that is represented by these products:

                                                                                               % of net
                                                            Net sales                            sales
                                         -----------------------------------------------      ----------
                                              1998             1999             2000             2000
                                         -------------    -------------    -------------      ----------
                                                               (Pesos in thousands)
Synthetic rubber.......................  Ps. 1,834,849    Ps. 1,459,171    Ps. 1,996,851         25.2%
Phosphate..............................      1,741,768        1,428,641        1,270,833         16.1
Polystyrene............................        818,328          841,377        1,268,229         16.0
Carbon black...........................        771,412          687,930          666,265          8.4
Particle board & laminates.............        589,701          616,034          605,447          7.6
Fester products (mainly asphalt
coatings) and Acriton Products (mainly
acrylic waterproofing).................        492,881          539,787          465,272          5.9
Acrylics sheet.........................        463,126          429,795          462,743          5.9
Adhesives and sealants.................        406,707          391,108          431,569          5.5
Natural pigments.......................        578,948          567,133          319,143          4.0
Phenol.................................        618,047          493,802          310,913          3.9
Emulsions (specialty lattices).........        140,520          141,078          117,542          1.5
                                         -------------    -------------    -------------        ------
   Total...............................  Ps. 8,456,287    Ps. 7,595,856    Ps. 7,914,807        100.0%
                                         =============    =============    =============        ======

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

     Resirene, S.A. de C.V. ("Resirene"), a Girsa subsidiary which manufactures polystyrene, won the National Quality Award in 2000. We are the only business in Mexico that has received this award for five years (with our automotive parts subsidiary Engranes Conicos having received the award in 1994, our automotive parts subsidiary Velcon having received the award in 1995, our chemicals subsidiary Industrias Negromex, S.A. de C.V. ("INSA"), which manufactures synthetic rubber, having received the award in 1996 and our chemicals subsidiary Nhumo S.A. de C.V. ("Nhumo"), which manufactures carbon black, having received the award in 1997). In addition, INSA, Nhumo, and Resirene and our subsidiaries Laboratorios Bioquimex, S.A. de C.V., Plastiglas de Mexico, S.A. de C.V., Rexcel, S.A. de C.V., Quimir, S.A. de C.V. and Productos de Consumo Resistol, S.A de C.V., each has received ISO-9002 or ISO-9001 certification, which are international standards for quality management and assurance adopted by more than 90 countries, thus enhancing Girsa's reputation as a reliable, high quality supplier. In 1997, Nhumo became the first carbon black business in the world to receive ISO-14001 certification, an international standard for environmental management.

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

     Certain of our products, such as low-pressure laminates, glues, adhesives, acrylic and asphalt roofing systems, however, are sold primarily in the domestic market, where we compete with companies such as National Starch, HB Fuller, Henkel, Alkoat, Johns Mansville and Comex. We believe that we have a leadership position in the production of phosphates, acrylic laminates, natural pigments and laminated plastics and that we are the national leader in adhesives, glues and sealants. Our Resistol brand name is the most widely-recognized brand name for adhesives and glues throughout Mexico. We consider our Resistol, Fester, Acriton and Resikon brand names and the extensive national distribution systems for these lines of products to be significant competitive advantages.

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

Products

     The following table presents information with respect to our chemical products:

                                                                                   Raw Materials Necessary
Product                                   Principal Uses                             to Produce Product
-------                                   --------------                           -----------------------
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

Carbon black                Production of tires, ink, hoses, belts and             Carbon black feedstock
                            other products using rubber                            and natural gas

Phenol/acetone              Production of phenolic resins, methyl                  Cumene
                            methacrylate, additives, paints, paper, foundry
                            and aspirin

Specialty lattices          Production of carpeting, chewing gum, rubber,          Butadiene and styrene
                            paper and tissues                                      monomer

Phosphates                  Detergents, water treatment and soft drink             Phosphoric acid and soda
                            production                                             ash

Natural pigments            Coloring of poultry, egg yolks, and shrimp skin        Paprika meal, Marigold
                                                                                   meal, Oleoresin

Acrylic sheets              Manufacturing of signs, displays,                      MMA
                            advertisements and safety devices.

Particle boards and         Manufacturing of furniture, office and home            Wood shavings, Melanin,
laminates                   products, kitchen countertops and tabletops,           Urea
                            and floors

Adhesives and glues         School, home and office supplies, shoe                 Cloroprene, vinyl acetate
                            manufacturing, furniture manufacturing and
                            carpentry

Waterproofing sealants      Manufacturing of construction-related products         Monomer acrylic resins
and additives

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

     Properties/plants. The table below presents the location of the facilities at which our chemical products are manufactured and their respective rates of utilization:

            Products                                    Location                              Utilization
            --------                                    --------                              -----------
Synthetic rubber                            Altamira, Tamaulipas (two sites)                       78%

Polystyrene                                 Coatzacoalcos, Veracruz;                               89%
                                            Xicohtzingo, Tlaxcala;                                100%

Carbon black                                Altamira, Tamaulipas                                   89%

Phenol/acetone and methyl methacrylate      Cosoleacaque, Veracruz; Tula, Hidalgo                  63%
                                                                                                  100%

Specialty lattices                          Lecheria, Estado de Mexico                            100%

Phosphates/phosphorus derivatives           Coatzacoalcos, Veracruz;                               99%
                                            Tultitlan, Estado de Mexico;                           86%
                                            Lecheria, Estado de Mexico                             70%

Natural pigments and additives              Queretaro, Queretaro                                   62%

Acrylic sheet                               Ocoyoacac, Estado de Mexico;                          100%
                                            San Luis Potosi, San Luis Potosi                       82%

Laminates/particle board                    Lerma, Estado de Mexico;                               87%
                                            Zitacuaro, Michoacan                                  100%

Glues/waterproofing sealants                Salamanca, Guanajuato; Mexico City (2 sites)           59%


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

     The following table presents the net sales generated by each product line in our food segment for the years ended December 31, 1998, 1999 and 2000 and the percentage of this segment's 2000 net sales that is represented by each product line:

                                                                                                    % of net
                                                             Net sales                                sales
                                       -----------------------------------------------------      -----------
                                           1998                 1999                2000              2000
                                       -------------       -------------       -------------      -----------
                                                                (Pesos in thousands)
Poultry(1).........................    Ps. 2,035,159       Ps. 1,574,442       Ps.         0           0.0%
Shelf-stable branded products......        1,781,563           2,159,770           1,806,595          50.5
Pork...............................        1,497,446           1,637,093           1,689,523          47.2
Animal Feed(1).....................          495,701             542,640                   0           0.0
Shrimp.............................          113,194              59,497              79,705           2.3
                                       -------------       -------------       -------------      -----------
      Total........................    Ps. 5,923,063       Ps. 5,973,442       Ps. 3,575,823         100.0%
                                       =============       =============       =============      ===========

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

Properties/plants

     Below is a list of the principal production facilities of our food segment and their respective rates of utilization:

          Activity                Location                    Utilization
          --------                --------                    -----------
     Pork production /        Yucatan, Guanajuato and             100%
       slaughterhouse           Quintana Roo

     Pork processing          Yucatan                             100%

     Canning                  Sinaloa, Tlaxcala, Oaxaca
                                and California (USA)               47%

     Shrimp production        Sinaloa and Nayarit                 100%
     Shrimp laboratory                                            100%

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

     The following is a list of the major properties being developed by Dine, which are discussed in greater detail below:

                                                                    Ownership
                                                                        by
Name and location                                   Land area          Dine            Other partners
-----------------                                   ---------          ----            --------------
                                                     (square            (%)
                                                      meters)
Commercial development
projects(1)
Arcos Bosques Corporativo,
  Mexico, D.F.                                          72,570           100       None
Centro Comercial Santa Fe,
  Mexico, D.F.                                         300,000          50.1       El Puerto de Liverpool,
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
                                                                                   de la Lama Cortina

                                                                    Ownership
                                                                        by
Name and location                                   Land area          Dine            Other partners
-----------------                                   ---------          ----            --------------
                                                     (square            (%)
                                                      meters)
                                                                                   and members of their
                                                                                   families
Los Cabos, Baja California Sur(5)                       38,521            15       Grupo Casa, S.A. de C.V.
Punta Gorda, Baja California Sur                     4,000,000            25       Grupo Casa, S.A. de C.V.
Tepeji del Rio, Hidalgo                              3,850,000            59       Several individuals
Punta Mita, Nayarit (other than Phase I)             5,740,000           100       None

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

================================================================================================
        Name of Entity                  Country of Incorporation       Proportion of Ownership
                                              or Residence            Interest or Proportion of
                                                                           Voting Power Held
================================================================================================
Unik, S.A. de C.V...................    Mexico                                  99.9%
Girsa, S.A. de C.V..................    Mexico                                  99.9%
Dine, S.A. de C.V...................    Mexico                                  99.9%
Agroken, S.A. de C.V................    Mexico                                  99.9%
Aquanova, S.A. de C.V...............    Mexico                                  99.9%
Grupo Corfuerte, S.A. de C.V........
                                        Mexico                                  77.2%
Authentic Acquisition Corporation,
Inc.................................    Delaware, U.S.A.                        81.3%
------------------------------------------------------------------------------------------------

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

     On May 9, 2001, we named Arturo D'Acosta Ruiz as our new chief financial officer. Mr. D'Acosta, who was most recently our director of corporate treasury, will report directly to Mr. Tellez.

Results of Operations for Years Ended December 31, 2000, 1999 and 1998

     The following table provides information derived from our Financial
Statements:

                                                              Year ended December 31,
                                               -----------------------------------------------------
                                                    1998                1999               2000
                                               ---------------     ---------------   ---------------
                                                          (In thousands, except percentages)
Net sales..................................    Ps.  26,176,034     Ps.  25,329,850   Ps.  23,439,306
Cost of sales..............................         18,859,146          18,255,984        17,444,972
Gross margin...............................              28.0%               27.9%             25.6%
Operating expense..........................    Ps.   3,541,180     Ps.   3,738,732   Ps.   3,731,019
Operating income...........................          3,775,708           3,335,134         2,263,315
Operating margin...........................              14.4%               13.2%              9.7%
Comprehensive financial result.............    Ps. (1,442,325)     Ps.     446,528   Ps.   (689,957)
Equity in associated companies and
   unconsolidated subsidiaries.............          (132,380)              46,483          (10,302)
Impairment of fixed assets.................           (37,739)           (220,736)         (152,026)
Other income (expenses), net...............           (97,655)           (241,242)         (428,102)
Provisions for income taxes and
     employee profit sharing...............            532,003             889,843           554,016
Profit on the sale of subsidiaries.........            119,517             153,746                 0
Net majority income........................          1,131,806           1,935,073           274,895
Depreciation and amortization..............          1,140,587           1,139,098         1,183,778
Capital expenditures(1)....................          4,990,938           3,470,260         2,510,839
Exports ($ in millions)....................           $  822.3            $  933.1         $ 1,037.7

----------
(1)  Includes investments in real estate projects.

     The following table presents financial data from our consolidated statements of income expressed as a percentage of net sales:

                                                   Year ended December 31,
                                               -------------------------------
                                                1998         1999         2000
                                               -----        -----        -----
Net sales..................................    100.0%       100.0%       100.0%
Cost of sales..............................     72.0         72.1         74.4
Gross margin...............................     28.0         27.9         25.6
Operating expenses.........................     13.5         14.8         15.9
Operating margin...........................     14.4         13.2          9.7
Comprehensive financial result.............     (5.5)        (1.8)        (2.9)
Equity in associated companies and
   unconsolidated subsidiaries.............     (0.5)         0.2         (0.0)
Other expenses, net........................     (0.4)        (1.0)        (1.8)
Majority income ...........................      4.3          7.6          1.2

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

Automotive Parts

     The following table presents selected operating data for our automotive parts segment:

                                                    Year ended December 31,
                                        ------------------------------------------------
                                             1998             1999             2000
                                        --------------   --------------   --------------
                                               (In thousands, except percentages)
Net sales............................   Ps. 10,876,582   Ps. 10,854,485   Ps. 10,935,622
Cost of sales........................        8,048,929        7,942,089        8,024,381
Gross margin.........................            26.0%            26.8%            26.6%
Operating expenses...................   Ps.  1,170,554   Ps.  1,180,368   Ps.  1,311,516
Operating income.....................        1,657,099        1,732,028        1,599,725
Operating margin.....................            15.2%            16.0%            14.6%
Depreciation and amortization........   Ps.    535,403   Ps.    561,554   Ps.    574,020
Capital expenditures.................        1,015,542          868,664        1,097,298

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

                                             Year ended December 31,
                                    -------------------------------------------
                                        1998            1999           2000
                                    -------------  -------------  -------------
                                         (In thousands, except percentages)

Net sales.........................  Ps. 8,456,287  Ps. 7,595,856  Ps. 7,914,807
Cost of goods sold................      5,874,834      5,433,964      6,177,172
Gross margin......................          30.5%          28.5%          22.0%
Operating expenses................  Ps. 1,279,325  Ps. 1,226,918  Ps. 1,216,250
Operating income..................      1,302,128        934,974        521,385
Operating margin..................          15.4%          12.3%           6.6%
Depreciation and amortization.....  Ps.   324,322  Ps.   311,442  Ps.   300,119
Capital expenditures..............        498,449      1,186,956        336,001

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

Food

     The following table presents selected operating data for our food segment:

                                                Year ended December 31,
                                      ---------------------------------------------
                                          1998            1999            2000
                                      -------------   -------------   -------------
                                            (In thousands, except percentages)
Net sales...........................  Ps. 5,923,063   Ps. 5,973,442   Ps. 3,575,823
Cost of sales.......................      4,478,700       4,518,991       2,712,857
Gross margin........................          24.4%           24.3%           24.1%
Operating expenses..................  Ps.   910,932   Ps. 1,049,297   Ps.   823,347
Operating income....................        533,431         405,154          39,619
Operating margin....................           9.0%            6.8%            1.1%
Depreciation and amortization.......  Ps.   220,692   Ps.   197,842   Ps.   211,085
Capital expenditures ...............      2,407,653         771,972         317,315

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

Real Estate

     The following table presents selected operating data for our real estate segment:

                                                      Year ended December 31,
                                             ------------------------------------------
                                                 1998           1999            2000
                                             -----------    -----------     -----------
                                                  (In thousands, except percentages)
Net sales
   Residential............................   Ps. 545,125    Ps. 665,162     Ps. 280,407
   Tourism/resort.........................   Ps.  74,705    Ps.  85,073     Ps. 420,185
   Commercial.............................       275,540        126,217         295,076
                                             -----------    -----------     -----------
     Total................................   Ps. 895,370    Ps. 876,452     Ps. 995,668
                                             -----------    -----------     -----------
Cost of sales(1)..........................       456,683        360,940         530,562
Gross margin..............................         49.0%          58.8%           46.7%
Operating expenses........................   Ps. 118,362    Ps. 206,679     Ps. 310,131
Operating income..........................       320,325        308,833         154,975
Operating margin..........................         35.8%          35.2%           15.6%
Depreciation and amortization.............   Ps.  29,180    Ps.  42,485     Ps.  66,278
Capital expenditures(2)...................       698,985        214,848          89,764
Investments in real estate projects(3)....       280,888        396,836         668,611

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

     The following table presents the components of our comprehensive financial result for each of the periods indicated:

                                                     Year ended December 31,
                                      -------------------------------------------------------
                                           1998                 1999                2000
                                      ---------------     ---------------     ---------------
                                                 (In thousands, except percentages)
Interest expense...................   Ps.   (988,555)     Ps. (1,247,668)     Ps. (1,150,094)
Interest income....................          374,588             342,194             141,696
UDI variation......................                0             (16,884)           (108,022)
Exchange, gain (loss), net.........       (1,896,046)            393,227            (310,215)
Gain on monetary position..........        1,067,688             975,659             736,678
Comprehensive financial result.....   Ps. (1,442,325)     Ps.    446,528      Ps.   (689,957)

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

                                         Principal occupation                  First
Name of Directors                       and positions with Desc               elected
-----------------                       -----------------------               -------
Series A Directors:
------------------
Fernando Senderos Mestre(1).......  Chairman of the Board and Chief             1973
                                    Executive Officer of Desc

Eneko de Belausteguigoitia
Arocena ..........................  Entrepreneur                                1973

Carlos Gomez y Gomez..............  Chairman of the Board of Grupo              1973
                                    Financiero Santander Mexicano, S.A. de
                                    C.V.

Carlos Gonzalez Zabalegui.........  Chief Executive Officer of Controladora     1996
                                    Comercial Mexicana, S.A. de C.V.

                                         Principal occupation                  First
Name of Directors                       and positions with Desc               elected
-----------------                       -----------------------               -------
Adolfo Patron Lujan...............  Private investor and Consultant             1982

Luis Tellez Kuenzler..............  Executive Vice President of Desc            2001

Ernesto Vega Velasco..............  Secretary of the Board                      1973

Series B Directors:

Alberto Bailleres Gonzalez........  Chairman of the Board of Penoles, S.A.      1973
                                    de C.V., and Chief Executive Officer of
                                    Grupo Bal

Ruben Aguilar Monteverde..........  Private investor                            1978

Federico Fernandez Senderos.......  Chief Executive Officer of Grupo Eulen      1993
                                    Mexico

Valentin Diez Morodo..............  Vice President and Chief Sales Officer      1999
                                    of Grupo Modelo, S.A. de C.V.

Series C Director:

Prudencio Lopez Martinez..........  Chairman of the Board of Sanvica, S.A.      1973
                                    de C.V.

----------
(1) Fernando Senderos Mestre is the uncle of Federico Fernandez Senderos and the brother-in-law of Carlos Gomez y Gomez.

Committees of the Board of Directors

     The amendments to our bylaws adopted by our stockholders at the April 27, 2000 meeting established 3 committees of our board of directors: an Evaluation and Compensation Committee, an Audit Committee, and a Finance and Planning Committee. Each of these committees is to be composed of no less than 3 and no more than 7 directors, as determined at the general stockholders' meeting, plus Desc's statutory auditor, who must attend meetings of the board and of each of its committees but may not vote at these meetings. See "--Statutory Auditor" below for more information about the Statutory Auditor's responsibilities. At the April 27, 2000 meeting, our stockholders set the size of the Evaluation and Compensation Committee and of the Audit Committee at 3 members each, and the size of the Finance and Planning Committee at 4 members.

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

Executive Officers

     The following table presents information concerning our executive officers:

                                                                                                Years
                                                                                                with
Name                            Position                                                        Desc
----                            --------                                                        ----
Fernando Senderos Mestre......  Chairman of the Board and Chief Executive Officer                29
Luis Tellez Kuenzler..........  Executive Vice President                                          0
Emilio Mendoza Saeb...........  Vice President (Automotive Parts)                                33
Enrique Ochoa Vega............  Vice President (Chemicals and Branded Food Products)             10
Andres Banos Samblancat.......  Vice President (Real Estate)                                     17
Arturo D'Acosta Ruiz..........  Chief Financial Officer                                          19
Jorge Almada Wright...........  Corporate Director of Strategic Planning                          2
Alberto Morett Lopez..........  Corporate Director of Administration and Human Resources          8
Pedro Piedras Ros.............  Corporate Director of Control (Chemicals and Real Estate)        21
Agustin Rios Matence..........  Corporate Director of Control (Automotive Parts and Food)        24
Ramon F. Estrada Rivero.......  General Counsel                                                  11

     The following table presents information concerning the chief executive officers of our principal sectors:

                                                                          Years
                                                                          with
Name                      Subsidiary (Business)                           Desc
----                      ---------------------                           ----

Emilio Mendoza Saeb       Unik (Automotive Parts)                          33
Enrique Ochoa Vega        Girsa (Chemicals and Branded Food Products)      10
Andres Banos Samblancat   Dine (Real Estate)                               17

Stautory Auditor

     In addition to electing our directors, our stockholders generally elect a statutory auditor at their annual ordinary meeting. Under Mexican law, the duties of the statutory auditor include, among other things, examining the operations, books, records and any other documents of Desc and presenting at the annual ordinary stockholders' meeting a report on the accuracy, sufficiency and reasonableness of the information presented by the board of directors at that meeting. Under our bylaws, the statutory auditor is also authorized to call ordinary or extraordinary general shareholders' meetings. Our statutory auditor is Jose Manuel Canal Hernando, and his alternate is Daniel del Barrio Burgos.

Compensation of Directors and Officers

     For the year ended December 31, 2000, the aggregate compensation of all directors and officers of Desc, S.A. de C.V. as a group that was paid or accrued by us in that year for services in all capacities was approximately Ps.70,750. This group includes 11 directors, one statutory auditor, one alternate statutory auditor and 13 officers, 2 of whom were also directors. During the year ended December 31, 2000, we contributed approximately Ps.10,217 (in nominal Pesos) to a pension fund that covers the employees and the 15 executive officers of Desc, S.A. de C.V. Aside from this contribution, we did not set aside or accrue any other funds for pension, retirement or similar benefits for directors and executive officers as a group. Following the completion of each fiscal year, Desc in its sole discretion, awards cash bonuses in varying amounts to its executive employees. Most of these employees are entitled, if they so elected when the plan was adopted, to use their cash bonuses to purchase Desc shares from a trust to which we loaned funds in 1992 to enable it to purchase shares of our stock in the open market, at an amount equal to the trust's average cost basis in those shares. For 2000, the trust's average cost basis was Ps.8.00 per share (in nominal Pesos, not in thousands). In addition to the cash amount of his or her bonus, an employee purchasing shares from the trust may recognize income equal to the difference between the market price of the purchased shares at the time of purchase by the employee and the amount the employee paid to the trust for those shares.

Share Ownership by Our Executive Officers and Directors

     Share ownership of Fernando Senderos Mestre and certain members of his immediate family and Eneko de Belausteguigoitia Arocena is set forth in "Major

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

Item 7. Major Shareholders and Related Party Transactions

     The following table presents information with respect to the ownership of Desc's Series A, B and C shares, as of April 26, 2001, by each stockholder known to us to own beneficially more than 5% of our outstanding Series A, B or C shares and by all of our officers and directors as a group:

                                                                                    Number of Shares Owned
                                                                        ----------------------------------------------
Name                                                                      Series A         Series B         Series C
----                                                                      --------         --------         --------
Fernando Senderos Mestre(1)(2)                                          321,986,985        1,770,000        4,968,600
Lucia Senderos de Gomez(1)(3)                                                     0      134,812,955        9,318,680
Eneko de Belausteguigoitia Arocena                                       86,067,920(4)     8,804,631(5)       380,005
Officers and directors as a group (25 persons)(2)                       428,503,295       13,814,631        6,395,737

                                                                                      Percentage Owned
                                                                        ----------------------------------------------
Name                                                                      Series A         Series B         Series C
----                                                                      --------         --------         --------
Fernando Senderos Mestre(1)(2)                                              54.81%            0.35%            1.80%
Lucia Senderos de Gomez(1)(3)                                                0.00            26.63             3.38
Eneko de Belausteguigoitia Arocena                                          14.65             1.74             0.14
Officers and directors as a group (25 persons)(2)                           72.94             2.73             2.32

--------------------------------------------------------------------------------

(1) Lucia Senderos de Gomez and Fernando Senderos Mestre are siblings. Lucia Senderos de Gomez is the wife of Carlos Gomez y Gomez, a director of Desc.

(2) Includes shares owned by SEN, S.A. de C.V., a corporation wholly-owned by Fernando Senderos Mestre. Does not include the 33,006,300 Series A shares, 2,761,940 Series B shares and 21,131,275 Series C shares owned by our pension funds, for which Fernando Senderos Mestre and other officers and directors serve as trustees or members of the investment committee, or shares owned by Lucia Senderos de Gomez. Does not include approximately 7,973,760 Series A shares, 687,000 Series B shares and 665,582 Series C shares currently owned by the trust referred to under "Item 6. Compensation of Directors and Officers", as to which Fernando Senderos Mestre has voting control. Does not include 26,391,360 Series A shares, 46,331,105 Series B shares and 38,806,305 Series C shares owned by Manuel Senderos Irigoyen, the father of Fernando Senderos.

(3) Does not include 2,345,030 Series A shares, 564,000 Series B shares and 78,505 Series C shares owned by Carlos Gomez y Gomez, the husband of Lucia Senderos de Gomez.

(4) Includes 257,765 shares owned by companies controlled by Eneko de Belausteguigoitia Arocena.

(5) Includes 138,076 shares owned by companies controlled by Eneko de Belausteguigoitia Arocena.

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

Dividend Policy

     For a discussion of our dividend policy, see Item. 10 "Additional Information--Dividends and Distributions" and "--Dividends and Paying Agent."

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

     The following table sets forth for the periods indicated the high and low sales prices of the Series C shares on the Mexican Stock Exchange in nominal Pesos and the high and low sales prices of the ADSs on the New York Stock Exchange in Dollars. These prices are not representative of the prices for the Series A and Series B shares for these periods:

                                 Mexican Stock Exchange       New York Stock Exchange
                                Pesos Per Series C Share          Dollars Per ADS
                                ------------------------      -----------------------
Prior Five Years(1):               High          Low            High             Low
-------------------             ---------     ---------       -------         -------
1996                            Ps.  9.00     Ps.  5.30       $ 23.13         $ 13.87
1997                                16.62          8.54         43.25           21.75
1998                                15.08          5.50         37.68            8.87
1999                                13.60          6.80         29.12           14.06
2000                                 8.10          3.20         17.00            6.31

1999:

First Quarter                   Ps. 11.86     Ps.  8.06       $ 27.12         $ 15.06
Second Quarter                      13.60         10.10         29.12           21.00
Third Quarter                       12.22          7.80         26.06           16.50
Fourth Quarter                       7.90          6.80         18.62           14.06

2000:

First Quarter                   Ps.  8.10     Ps.  5.90       $ 17.00         $ 12.50
Second Quarter                       7.00          5.30         15.25           11.00
Third Quarter                        6.62          4.99         14.37           10.25
Fourth Quarter                       4.78          3.20         10.31            6.31

Most Recent Six Months:

December 2000                   Ps.  3.86     Ps.  3.20       $  8.37         $  6.31
January 2001                         3.95          3.10          8.31            6.18
February 2001                        4.40          3.40          9.09            7.25
March 2001                           4.20          3.80          8.70            7.75
April 2001                           4.00          3.40          8.15            7.00
May 2001                             4.00          3.50          8.30            7.45

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

     Under Mexican law, holders of 20% of our outstanding capital stock may have any stockholder action set aside by filing a complaint with a Mexican court of competent jurisdiction within 15 days after the close of the meeting at which the action was taken, which shows that the challenged action violates Mexican law or our bylaws. Relief under these provisions is only available to holders
(1) who were entitled to vote on the challenged stockholder action and (2) whose shares were not represented when the action was taken or, if represented, voted against such action.

     Stockholders' meetings are required to be held in our corporate domicile, which is Mexico City. Calls for stockholders' meetings must be made by our board of directors, the statutory auditors or any Mexican court of competent jurisdiction. The board of directors or the statutory auditors may be required to call a meeting of stockholders by the holders of 10% of our outstanding capital stock.

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

Other Provisions

Liabilities of the members of the board of directors

     Under Mexican law, an action for civil liabilities against members of our board of directors may be initiated by a stockholders' resolution. The director against whom such action is brought will cease to be a member of the board immediately upon the stockholders' adoption of a resolution demanding responsibility for such civil liabilities. Additionally, stockholders representing not less than 15% of our outstanding shares may directly take such action against members of our board of directors, if (1) such stockholders have not voted against taking such action at the relevant stockholders' meeting and
(2) the claim in question covers damage alleged to have been caused to Desc and not merely to the individual plaintiffs. Any recovery of damages with respect to the action will be for our benefit and not for the stockholders bringing such action.

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

     This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), current and proposed U.S. Treasury regulations promulgated thereunder, and administrative and judicial decisions, as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular holder based on such holder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the United States federal income tax consequences to U.S. Holders that are subject to special treatment, including:

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

     Any days during which a U.S. Holder has substantially diminished its risk of loss on the Shares are not counted toward meeting the 16-day holding period required by the statute. In addition, distributions of current or accumulated earnings and profits will be foreign source passive income for United States foreign tax credit purposes and will not qualify for the dividends received deduction otherwise available to corporations.

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

     If we are a PFIC, a U.S. Holder may be subject to adverse U.S. federal income tax consequences upon receipt of distributions by us or upon realizing a gain on the disposition of our Shares, including taxation of such amounts as ordinary income and the imposition of an interest charge on the resulting tax liability as if such ordinary income accrued over the U.S. Holder's holding period for the PFIC shares. We believe that we were not a PFIC for 2000 and believe we will not be a PFIC for 2001. However, there can be no assurances that we will not become a PFIC. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules.

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

United States Federal Income Tax Considerations - Dine Notes

     The following discussion is based upon the provisions of the Code, the applicable U.S. Treasury regulations promulgated or proposed thereunder, judicial authority and current administrative rulings and practice. Legislative, judicial or administrative changes or interpretations may be forthcoming that may be retroactive and that could alter or modify the continued validity of the statements and conclusions set forth below. Except with respect to the discussions set forth below under "- Non-U.S. Holders" and "- Information Reporting and Backup Withholding," this discussion is limited to the U.S. federal income tax considerations applicable to a beneficial owner of a Note who or which is (i) a citizen or resident of the United States, (ii) a corporation organized under the laws of the United States or any political subdivision thereof or therein, (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust, if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust (for purposes of this section relating to the Notes, a "U.S. Holder"). Certain aspects of U.S. federal income taxation relevant to a beneficial owner of a Note other than a U.S. Holder (for purposes of this section relating to the Notes, a "Non-U.S. Holder") are also discussed below. This discussion does not address all aspects of U.S. federal income taxation that might be relevant to particular holders in light of their personal investment circumstances or status, nor does it discuss the consequences to investors subject to special treatment under the U.S. federal income tax laws, including:

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

                                                              Expected Maturity Date


                                          2001             2002               2003           2004           2005          Thereafter
                                          ----             ----               ----           ----           ----          ----------
                                                                                       (Pesos in Millions)
Fixed Rate Debt(1)
Dollar-denominated                     Ps.     19       Ps.     19         Ps.     19     Ps.     19     Ps.     19       Ps.  1,312
Weighted average interest rate              9.88%            9.88%              9.88%          9.88%          9.88%            8.76%
Peso-denominated                                        Ps.    7.9                                                        Ps.  1,980
Weighted average interest rate                               7.44%                                                             8.62%
Floating Rate Debt(2)
Dollar - denominated                   Ps.  3,320       Ps.  1,699         Ps.  1,836     Ps.    771     Ps.    749
Weighted average interest rate(3)           8.15%            8.61%              8.14%          8.49%         10.32%
Peso-denominated                       Ps.    392       Ps.      8                                                        Ps.     42
Weighted average interest rate(4)          19.23%           21.31%                                                            19.13%
Interest RateDerivatives(6)
Variable to fixed swaps                Ps.    155       Ps.    122         Ps.     42
Average pay rate                             7.0%             7.1%               7.3%
Average receive rate                         6.8%             6.0%               6.3%

                                          2000               2000              1999             1999
                                          ----               ----              ----             ----
                                          Total           Fair Value         Total(5)       Fair Value(5)
                                          -----           ----------         --------       -------------
Fixed Rate Debt(1)
Dollar-denominated                     Ps. 1,408.9        Ps. 1,530.0       Ps.  6,657       Ps.  6,694
Weighted average interest rate
Peso-denominated                       Ps. 1,987.8        Ps. 1,183.1
Weighted average interest rate
Floating Rate Debt(2)
Dollar - denominated                   Ps. 8,373.2        Ps. 8,697.7       Ps.  2,577       Ps.  2,642
Weighted average interest rate(3)
Peso-denominated                       Ps.   441.6        Ps.   438.4       Ps.  1,031       Ps.  1,034
Weighted average interest rate(4)
Interest RateDerivatives(6)
Variable to fixed swaps                Ps.   319.5        Ps.   300.6       Ps.    695       Ps.    (1)
Average pay rate
Average receive rate

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

     A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to floating rate liabilities held at December 31, 2000 would increase our interest expense in 2001 by approximately Ps. 132.02 or 1.44%, over a 12-month period of 2001, assuming no additional debt is incurred during such period.

Foreign Exchange Risk.

     Our exposure to market risk associated with changes in foreign currency exchange rates relates primarily to our debt obligations which are denominated in Dollars, as shown in the interest risk table above. We currently utilize forwards and options contracts to hedge against unfavorable movements of the Peso against the Dollar.

                                             2001             2002              Total           Fair Value
                                             ----             ----              -----           ----------
                                                  (Pesos in millions, except for weighted averages)
Foreign Exchange Derivatives
Net-Forward Contracts                     Ps.  189.45      Ps.  346.78       Ps.  536.22       Ps.  (50.43)
   (Peso/Dollar)
Weighted Average Fixed Exchange                  9.47           9.91
   Rate (Peso/Dollar)

     A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the Peso relative to the Dollar ocurring on December 31, 2000 would have resulted in an increase in our net consolidated integral cost of financing expense of approximately Ps. 49.91

Equity Risk

     From time to time we buy back our own shares as part of a share repurchase program. Purchases may be made directly on the Mexican Stock Exchange or through over-the-counter derivative contracts. As of December 31, 2000, our equity derivatives position was as follows:

                                                 2001               Total            Fair Value
                                                 ----               -----            ----------
                                              (Pesos in millions, except for weighted averages)
Equity Derivatives
    Short put option contracts on ADRs         71,090(1)            71,090            Ps. 18.54
    Weighted average strike price             $ 33.41(2)

----------
(1)  Number of units.

(2)  Strike price in Usd

Item 12. Description of Securities Other than Equity Securities

Not Applicable.

                                     PART II


Item 13.  Defaults, Dividend Arrearages and Delinquencies

      Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

      Not Applicable.

Item 15. [RESERVED]

Item 16. [RESERVED]

                                    PART III

Item 17.  Financial Statements

      Not Applicable.

Item 18.  Financial Statements

                                                                         Page

Report of Arthur Andersen, independent public accountants.........        F-1

Consolidated balance sheets as of December 31, 1999 and 2000......        F-2

Consolidated statements of income for the years ended December 31,
  1998, 1999 and 2000.............................................        F-3

Consolidated statements of stockholders' equity for the years
  ended December 31, 1998, 1999 and 2000..........................        F-4

Consolidated statements of changes in financial position for the
  years ended December 31, 1998, 1999 and 2000....................        F-5

Notes to consolidated financial statements........................   F-9-F-40

Reports of independent public accountants other than
  Arthur Andersen.................................................  F-41-F-47

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

                                    SIGNATURE

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



                                          Desc, S.A. de C.V.



                                          By:/s/ Arturo D'Acosta Ruiz
                                             ---------------------------
                                          Name:  Arturo D'Acosta Ruiz
                                          Title: Chief Financial Officer




Dated:  August 24, 2001

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

                                                     s/ Arthur Andersen



March 27, 2001

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
          CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 1999 AND 2000
           EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (Ps.) AND
                         THOUSANDS OF U.S. DOLLARS ($)

                                                                              1999          2000              2000
                                                                          -------------  -------------    -----------
                ASSETS
CURRENT:
   Cash and cash equivalents ............................................ Ps. 1,828,434  Ps. 1,540,002     $  159,585
   Notes and accounts receivable, net ...................................     4,783,122      4,467,403        462,943
   Inventories ..........................................................     3,349,977      3,672,989        380,621
   Prepaid expenses .....................................................        84,699         96,470          9,997
   Real estate assets available for sale ................................            --      1,207,235        125,102
                                                                          -------------  -------------    -----------
      Total current assets ..............................................    10,046,232     10,984,099      1,138,248

LAND HELD FOR DEVELOPMENT AND
   REAL ESTATE PROJECTS .................................................     3,765,789      3,737,802        387,337

PROPERTY, PLANT AND EQUIPMENT ...........................................    15,537,372     14,147,921      1,466,106

GOODWILL ................................................................     1,631,823      1,460,004        151,296

OTHER ASSETS ............................................................     1,329,750      1,462,108        151,514

EMPLOYEE SEVERANCE BENEFIT INTANGIBLE ASSET .............................            --        320,216         33,183
                                                                          -------------  -------------    -----------
         Total assets ................................................... Ps.32,310,966  Ps.32,112,150     $3,327,684
                                                                          =============  =============    ===========
   LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT:
   Bank loans and current portion of long-term debt ..................... Ps. 4,082,850  Ps. 3,738,874     $  387,448
   Notes and accounts payable to suppliers ..............................     2,064,647      2,162,334        224,076
   Other payables and accrued liabilities ...............................     1,183,425      1,304,950        135,228
   Income taxes and employee profit sharing .............................       308,913        184,491         19,118
                                                                          -------------  -------------    -----------
          Total current liabilities .....................................     7,639,835      7,390,649        765,870

LONG-TERM DEBT ..........................................................     7,024,513      8,472,697        878,000

DEFERRED INCOME TAXES ...................................................            --      2,072,901        214,808

EMPLOYEE SEVERANCE BENEFITS .............................................            --        320,216         33,183

OTHER LONG-TERM LIABILITIES .............................................       135,321        114,412         11,856
                                                                          -------------  -------------    -----------
         Total liabilities ..............................................    14,799,669     18,370,875      1,903,717

SHAREHOLDERS' EQUITY:
   Capital stock ........................................................    10,062,431     10,060,941      1,042,584
   Paid-in surplus ......................................................     1,169,800      1,169,800        121,223
   Retained earnings ....................................................    20,424,907     18,859,571      1,954,361
   Reserve for repurchase of shares .....................................       175,460        907,079         93,998
   Cumulative effect of deferred income taxes ...........................            --     (1,644,919)      (170,458)
   Cumulative effect of restatement .....................................   (19,294,885)   (20,340,715)    (2,107,846)
                                                                          -------------  -------------    -----------
                                                                             12,537,713      9,011,757        933,862
   Minority interest ....................................................     4,973,584      4,729,518        490,105
                                                                          -------------  -------------    -----------
         Total shareholders' equity .....................................    17,511,297     13,741,275      1,423,967
                                                                          -------------  -------------    -----------
         Total liabilities and shareholders' equity ..................... Ps.32,310,966  Ps.32,112,150    $ 3,327,684
                                                                          =============  =============    ===========

      The accompanying notes are an integral part of these balance sheets.

                      DESC, S.A. DE C.V. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
             EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (Ps.)
        AND THOUSANDS OF U.S. DOLLARS ($), EXCEPT PER SHARE INFORMATION

                                                                1998          1999         2000            2000
                                                                ----          ----         ----            ----
NET SALES ................................................. Ps.26,176,034  Ps.25,329,850  Ps.23,439,306   $ 2,428,944

COST OF SALES .............................................    18,859,146     18,255,984     17,444,972     1,807,769
                                                            -------------  -------------  -------------   -----------
       Gross profit .......................................     7,316,888      7,073,866      5,994,334       621,175

OPERATING EXPENSES:
   Administrative .........................................     1,805,706      1,947,712      2,167,677       224,631
   Selling ................................................     1,735,474      1,791,020      1,563,342       162,004
                                                            -------------  -------------  -------------   -----------
                                                                3,541,180      3,738,732      3,731,019       386,635
                                                            -------------  -------------  -------------   -----------
       Operating income ...................................     3,775,708      3,335,134      2,263,315       234,540

COMPREHENSIVE FINANCIAL RESULT:
   Interest income ........................................       374,588        342,194        141,696        14,684
   Interest expense .......................................      (988,555)    (1,247,668)    (1,150,094)     (119,181)
   UDIS variation .........................................            --        (16,884)      (108,022)      (11,194)
   Exchange gain (loss), net ..............................    (1,896,046)       393,227       (310,215)      (32,147)
   Gain on monetary position ..............................     1,067,688        975,659        736,678        76,340
                                                            -------------  -------------  -------------   -----------
                                                               (1,442,325)       446,528       (689,957)      (71,498)
                                                            -------------  -------------  -------------   -----------
EQUITY IN ASSOCIATED COMPANIES AND
   UNCONSOLIDATED SUBSIDIARIES ............................      (132,380)        46,483        (10,302)       (1,067)

IMPAIRMENT OF FIXED ASSETS ................................       (37,739)      (220,736)      (152,026)      (15,753)

OTHER INCOME (EXPENSES):
   Reorganization of food sector ..........................            --             --       (245,080)      (25,397)
   Depreciation of idle plant .............................       (68,558)       (78,316)       (57,249)       (5,932)
   Nonrecurring freight and shipments .....................            --             --        (47,364)       (4,908)
   Amortization of goodwill ...............................       (50,468)       (37,074)       (32,902)       (3,410)
   Gain on sale of shares .................................            --             --         54,588         5,657
   Indemnity payments .....................................       (33,058)       (75,352)       (65,546)       (6,792)
   Income from the technology fund ........................        54,061         62,610         35,076         3,635
   Contingencies ..........................................        (7,090)       (36,597)            --            --
   Other, net .............................................         7,458        (76,513)       (69,625)       (7,216)
                                                            -------------  -------------  -------------   -----------
                                                                  (97,655)      (241,242)      (428,102)      (44,363)
             Income before provisions, extraordinary
                item and profit on the sale of shares .....     2,065,609      3,366,167        982,928       101,859

PROVISIONS FOR:
   Current income taxes ...................................       449,212        778,397        454,241        47,072
   Deferred income taxes ..................................            --             --         99,658        10,328
   Employee profit sharing ................................       153,260        150,840        124,090        12,858
   Asset taxes ............................................        86,335         68,132             --            --
   Tax consolidation benefit ..............................      (156,804)      (107,526)      (123,973)      (12,847)
                                                            -------------  -------------  -------------   -----------
                                                                  532,003        889,843        554,016        57,411

             Income before extraordinary item and profit on
               the sale of subsidiaries ...................     1,533,606      2,476,324        428,912        44,448

EXTRAORDINARY ITEM ........................................            --             --        191,465        19,840
                                                            -------------  -------------  -------------   -----------
                                                                1,533,606      2,476,324        620,377        64,288

PROFIT ON THE SALE OF SUBSIDIARIES ........................       119,517        153,746             --            --
                                                            -------------  -------------  -------------   -----------
             Net consolidated income for the year ......... Ps. 1,653,123  Ps. 2,630,070  Ps.   620,377   $    64,288
                                                            =============  =============  =============   ===========

ALLOCATION OF NET CONSOLIDATED INCOME:
   Majority interest ...................................... Ps. 1,131,806  Ps. 1,935,073  Ps.   274,895   $    28,486

   Minority interest ...........................................           521,317         694,997      345,482       35,802
                                                                     -------------   -------------  -----------   ----------
                                                                     Ps. 1,653,123   Ps. 2,630,070  Ps. 620,377   $   64,288
                                                                     =============   =============  ===========   ==========
             Income per share before extraordinary item and
                profit on the sale of subsidiaries .............     Ps.      1.01   Ps.      1.66   Ps.   0.30   $     0.03
                                                                     -------------   -------------  -----------   ----------
             Extraordinary item per share ......................     Ps.        --   Ps.        --   Ps.   0.13   $     0.01
                                                                     -------------   -------------  -----------   ----------
             Profit on the sale of shares per share ............     Ps.      0.08   Ps.      0.10   Ps.     --   $       --
                                                                     -------------   -------------  -----------   ----------
             Majority net income per share .....................     Ps.      0.75   Ps.      1.30   Ps.   0.19   $     0.02
                                                                     =============   =============  ===========   ==========
             Weighted average shares outstanding (000's) .......         1,506,981       1,489,733    1,418,126    1,418,126
                                                                     =============   =============  ===========   ==========

        The accompanying notes are an integral part of these statements.

                      DESC, S.A. DE C.V. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
             EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (Ps.)
                        AND THOUSANDS OF U.S. DOLLARS ($)

                                                                           Capital stock
                                                      Number of      ------------------------------
                                                       Shares         Historical       Restatement
                                                     -------------   ------------   ----------------
BALANCES AS OF DECEMBER 31, 1997 .................   1,515,492,565    Ps.  19,701     Ps. 10,045,206

      Increase in reserve for repurchase of shares              --             --                 --
      Repurchase of shares .......................     (23,129,140)          (300)            (1,980)
      Dividends paid in cash .....................              --             --                 --
      Net variation in minority interest .........              --             --                 --
                                                     -------------   ------------   ----------------
      Balances before comprehensive income .......   1,492,363,425         19,401         10,043,226
      Comprehensive income-
            Net consolidated income for the year .              --             --                 --
            Result from holding nonmonetary assets              --             --                 --
                                                     -------------   ------------   ----------------
BALANCES AS OF DECEMBER 31, 1998 .................   1,492,363,425         19,401         10,043,226

      Repurchase of shares .......................     (13,629,000)          (177)               (19)
                                                     -------------   ------------   ----------------
      Balances before comprehensive income .......   1,478,734,425         19,224         10,043,207
      Comprehensive income-
            Net consolidated income for the year .              --             --                 --
            Result from holding nonmonetary assets              --             --                 --
                                                     -------------   ------------   ----------------
BALANCES AS OF DECEMBER 31, 1999 .................   1,478,734,425         19,224         10,043,207
      Cumulative effect of deferred income taxes .              --             --                 --
                                                     -------------   ------------   ----------------
BALANCES AS OF JANUARY 1, 2000 ...................   1,478,734,425         19,224         10,043,207
      Increase in reserve for repurchase of shares              --             --                 --
      Repurchase of shares .......................    (109,736,155)        (1,427)               (63)
      Dividends paid in cash .....................              --             --                 --
                                                     -------------   ------------   ----------------
      Balances before comprehensive loss .........   1,368,998,270         17,797         10,043,144
      Comprehensive loss-
            Net consolidated income for the year .              --             --                 --
            Result from holding nonmonetary assets              --             --                 --
                                                     -------------   ------------   ----------------
BALANCES AS OF DECEMBER 31, 2000 .................   1,368,998,270    Ps.  17,797   Ps.   10,043,144
                                                     =============   ============   ================

BALANCES AS OF DECEMBER 31, 1999 .................   1,478,734,425   $      1,992   $      1,040,747
      Cumulative effect of deferred income taxes .              --             --                 --
                                                     -------------   ------------   ----------------
BALANCES AS OF JANUARY 1, 2000 ...................   1,478,734,425          1,992          1,040,747
      Increase in reserve for repurchase of shares              --             --                 --
      Repurchase of shares .......................    (109,736,155)          (148)                (7)
      Dividends paid in cash .....................              --             --                 --
                                                     -------------   ------------   ----------------
      Balances before comprehensive loss .........   1,368,998,270          1,844          1,040,740
      Comprehensive loss-
            Net consolidated income for the year .              --             --                 --
            Result from holding nonmonetary assets              --             --                 --
                                                     -------------   ------------   ----------------
BALANCES AS OF DECEMBER 31, 2000 .................   1,368,998,270   $      1,844   $      1,040,740
                                                     =============   ============   ================

                                                                                                         Cumulative
                                                                                          Reserve for    Effect of
                                                         Paid-in           Retained       Repurchase      Deferred
                                                         Surplus           Earnings        of Shares    Income Taxes
                                                    ---------------   ----------------   -------------  -------------
BALANCES AS OF DECEMBER 31, 1997 .................    Ps. 1,177,498    Ps.  18,599,534   Ps.   320,372     Ps.     --

      Increase in reserve for repurchase of shares               --           (200,000)        200,000             --
      Repurchase of shares .......................           (7,698)           (76,319)       (234,524)            --
      Dividends paid in cash .....................               --           (953,207)             --             --
      Net variation in minority interest .........               --                 --              --             --
                                                    ---------------   ----------------   -------------  -------------
      Balances before comprehensive income .......        1,169,800         17,370,008         285,848             --
      Comprehensive income-
            Net consolidated income for the year .               --          1,131,806              --             --
            Result from holding nonmonetary assets               --                 --              --             --
                                                    ---------------   ----------------   -------------  -------------
BALANCES AS OF DECEMBER 31, 1998 .................        1,169,800         18,501,814         285,848             --

      Repurchase of shares .......................               --            (11,980)       (110,388)            --
                                                    ---------------   ----------------   -------------  -------------
      Balances before comprehensive income .......        1,169,800         18,489,834         175,460             --
      Comprehensive income-
            Net consolidated income for the year .               --          1,935,073              --             --
            Result from holding nonmonetary assets               --                 --              --             --
                                                    ---------------   ----------------   -------------  -------------
BALANCES AS OF DECEMBER 31, 1999 .................        1,169,800         20,424,907         175,460             --
      Cumulative effect of deferred income taxes .               --                 --              --     (1,644,919)
                                                    ---------------   ----------------   -------------  -------------
BALANCES AS OF JANUARY 1, 2000 ...................        1,169,800         20,424,907         175,460     (1,644,919)
      Increase in reserve for repurchase of shares               --         (1,400,000)      1,400,000             --
      Repurchase of shares .......................               --            (30,383)       (668,381)            --
      Dividends paid in cash .....................               --           (409,848)             --             --
                                                    ---------------   ----------------   -------------  -------------
      Balances before comprehensive loss .........        1,169,800         18,584,676         907,079     (1,644,919)
      Comprehensive loss-
            Net consolidated income for the year .               --            274,895              --             --
            Result from holding nonmonetary assets               --                 --              --             --
                                                    ---------------   ----------------   -------------  -------------
BALANCES AS OF DECEMBER 31, 2000 .................  Ps.   1,169,800   Ps.   18,859,571   Ps.   907,079  Ps.(1,644,919)
                                                    ===============   ================   =============  =============

BALANCES AS OF DECEMBER 31, 1999 .................  $       121,223   $      2,116,572   $      18,182   $         --
      Cumulative effect of deferred income taxes .               --                 --              --       (170,458)
                                                    ---------------   ----------------   -------------   ------------
BALANCES AS OF JANUARY 1, 2000 ...................          121,223          2,116,572          18,182       (170,458)
      Increase in reserve for repurchase of shares               --           (145,078)        145,078             --
      Repurchase of shares .......................               --             (3,148)        (69,262)            --
      Dividends paid in cash .....................               --            (42,471)             --             --
                                                    ---------------   ----------------   -------------   ------------
      Balances before comprehensive loss .........          121,223          1,925,875          93,998       (170,458)
      Comprehensive loss-
            Net consolidated income for the year .               --             28,486              --             --
            Result from holding nonmonetary assets               --                 --              --             --
                                                    ---------------   ----------------   -------------   ------------
BALANCES AS OF DECEMBER 31, 2000 .................  $       121,223   $      1,954,361   $      93,998   $   (170,458)
                                                    ===============   ================   =============   ============

                                                     Cumulative                                Total
                                                      Effect of          Minority           Shareholders
                                                     Restatement         Interest              Equity
                                                   ---------------     --------------     --------------
BALANCES AS OF DECEMBER 31, 1997 ................. Ps. (17,075,283)    Ps.  2,960,339     Ps. 16,047,367

      Increase in reserve for repurchase of shares              --                 --                 --
      Repurchase of shares .......................              --                 --           (320,821)
      Dividends paid in cash .....................              --           (293,990)        (1,247,197)
      Net variation in minority interest .........              --          1,089,472          1,089,472
                                                   ---------------    ---------------   ----------------
      Balances before comprehensive income .......     (17,075,283)         3,755,821         15,568,821
      Comprehensive income-
            Net consolidated income for the year .              --            521,317          1,653,123
            Result from holding nonmonetary assets        (159,227)            12,062           (147,165)
                                                   ---------------    ---------------   ----------------
BALANCES AS OF DECEMBER 31, 1998 .................     (17,234,510)         4,289,200         17,074,779

      Repurchase of shares .......................              --                 --           (122,564)
                                                   ---------------    ---------------   ----------------
      Balances before comprehensive income .......     (17,234,510)         4,289,200         16,952,215
      Comprehensive income-
            Net consolidated income for the year .              --            694,997          2,630,070
            Result from holding nonmonetary assets      (2,060,375)           (10,613)        (2,070,988)
                                                   ---------------    ---------------   ----------------
BALANCES AS OF DECEMBER 31, 1999 .................     (19,294,885)         4,973,584         17,511,297
      Cumulative effect of deferred income taxes .              --           (682,285)        (2,327,204)
                                                   ---------------    ---------------   ----------------
BALANCES AS OF JANUARY 1, 2000 ...................     (19,294,885)         4,291,299         15,184,093
      Increase in reserve for repurchase of shares              --                 --                 --
      Repurchase of shares .......................              --                 --           (700,254)
      Dividends paid in cash .....................              --            (44,662)          (454,510)
                                                   ---------------    ---------------   ----------------
      Balances before comprehensive loss .........     (19,294,885)         4,246,637         14,029,329
      Comprehensive loss-
            Net consolidated income for the year .              --            345,482            620,377
            Result from holding nonmonetary assets      (1,045,830)           137,399           (908,431)
                                                   ---------------    ---------------   ----------------
BALANCES AS OF DECEMBER 31, 2000 ................. Ps. (20,340,715)   Ps.  14,729,518   Ps.   13,741,275
                                                   ===============    ===============   ================

BALANCES AS OF DECEMBER 31, 1999 .................    $ (1,999,470)   $       515,396   $      1,814,642
      Cumulative effect of deferred income taxes .              --            (70,703)          (241,161)

BALANCES AS OF JANUARY 1, 2000 ...................      (1,999,470)           444,693          1,573,481
      Increase in reserve for repurchase of shares              --                 --                 --
      Repurchase of shares .......................              --                 --            (72,565)
      Dividends paid in cash .....................              --             (4,628)           (47,099)

      Balances before comprehensive loss .........      (1,999,470)           440,065          1,453,817
      Comprehensive loss-
            Net consolidated income for the year .              --             35,802             64,288
            Result from holding nonmonetary assets        (108,376)            14,238            (94,138)
                                                      ------------    ---------------   ----------------
BALANCES AS OF DECEMBER 31, 2000 .................    $ (2,107,846)   $       490,105   $      1,423,967
                                                      ============    ===============   ================

        The accompanying notes are an integral part of these statements.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
             EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (Ps.)
                       AND THOUSANDS OF U.S. DOLLARS ($)

                                                                     1998          1999          2000            2000
                                                                -------------  ------------  ------------     ---------
OPERATIONS:
   Net consolidated income for the year                          Ps.1,653,123  Ps.2,630,070  Ps.  620,377     $  64,288
   Add (deduct)-Items which do not require (generate)
      resources-
         Depreciation and amortization                              1,140,587     1,139,098     1,183,778       122,671
         Depreciation of idle plant                                    68,558        78,316        57,249         5,932
         Impairment of fixed assets                                    37,739       220,736       152,026        15,753
         Capitalized comprehensive financial cost                    (134,896)      (68,480)      (47,919)       (4,966)
         Equity in associated companies and unconsolidated
            subsidiaries                                              132,380       (46,483)       10,302         1,068
         Amortization of goodwill                                      50,468        37,074        60,010         6,220
         Deferred income taxes                                             --            --        99,658        10,328
                                                                -------------  ------------  ------------     ---------
                                                                    2,947,959     3,990,331     2,135,481       221,294
      Changes in operating assets and liabilities-
         Notes and accounts receivable                               (166,565)     (328,441)      315,719        32,717
         Inventories                                                  (64,181)     (123,485)     (508,896)      (52,736)
         Prepaid expenses                                                 609       (23,427)      (11,770)       (1,220)
         Real estate assets available for sale                       (364,923)      364,923    (1,207,235)     (125,102)
         Notes and accounts payable to suppliers, other
            payables and accrued liabilities                           43,474      (180,921)      219,212        22,716
         Income taxes and employee profit sharing                     122,703       112,712      (124,422)      (12,894)
                                                                -------------  ------------  ------------     ---------
                                                                     (428,883)     (178,639)   (1,317,392)     (136,519)
                                                                -------------  ------------  ------------     ---------
         Net resources generated by operations                      2,519,076     3,811,692       818,089        84,775
                                                                -------------  ------------  ------------     ---------
INVESTMENTS:
   Land acquisition                                                  (105,176)           --       (51,648)       (5,352)
   Cost of land sold                                                  269,930       224,942       330,627        34,262
   Investment in real estate projects                                (439,776)     (396,836)     (616,963)      (63,934)
   Cost of real estate projects sold                                  157,572        90,816       171,565        17,778
   Investment in shares                                               (81,838)     (250,369)       67,745         7,020
   Sale of shares of Campi                                                 --     1,023,074            --            --
   Cash and cash equivalents of Campi                                      --       (64,213)           --            --
   Purchase of shares of Authentic Specialty Foods ("ASF")         (1,807,547)           --            --            --
   Sale of shares of ASF and Corfuerte                                529,948            --            --            --
   Cash and cash equivalents of ASF                                    99,954            --            --            --
   Purchase of shares of Nair Industrias                             (309,625)           --            --            --
   Cash and cash equivalents of Nair Industrias                        32,618            --            --            --
   Purchase of shares of Canada de Santa Fe                          (144,134)           --            --            --
   Acquisition of property, plant and equipment                    (1,954,525)   (2,823,055)   (1,842,228)     (190,904)
   Net book value of retirements                                      195,708       106,291       115,083        11,926
   Real estate assets available for sale                                   --            --     1,207,235       125,102
   Investment in real estate held for rent                           (280,888)           --            --            --
   Deferred income taxes                                                   --            --        (9,041)         (937)
   Other assets                                                        23,360        82,409      (153,128)      (15,868)
                                                                -------------  ------------  ------------     ---------
      Net resources applied to investing activities                (3,814,419)   (2,006,941)     (780,753)      (80,907)
                                                                -------------  ------------  ------------     ---------
FINANCING:
   Variation in short-term bank loans and current portion
      of long-term debt                                               570,049    (1,123,443)     (343,976)      (35,645)
   Proceeds from long-term debt                                     2,310,442     2,601,778     2,288,845       237,186
   Payments of principal of long-term debt                         (1,573,716)   (1,725,541)   (1,418,260)     (146,970)
   Effect of the variation on long-term debt, in constant pesos     1,096,814      (910,220)      577,599        59,855
   Other long-term liabilities                                             --        69,145       (20,909)       (2,167)
   Deferred income taxes                                                   --            --     2,072,901       214,808
   Dividends paid                                                    (953,207)           --      (409,848)      (42,471)
   Dividends paid to minority shareholders of subsidiaries           (293,990)           --       (44,662)       (4,628)
   Repurchase of shares                                              (320,821)     (122,564)     (700,254)      (72,565)
   Cumulative effect of deferred income taxes                              --            --    (2,327,204)     (241,161)
   Net resources  generated by (applied to) financing activities      835,571    (1,210,845)     (325,768)      (33,758)
                                                                -------------  ------------  ------------     ---------
   Net increase (decrease) in cash and cash equivalents              (459,772)      317,029      (288,432)      (29,890)
   Balance at beginning of year                                     1,694,300     1,234,528     1,828,434       189,475
                                                                -------------  ------------  ------------     ---------
   Balance at end of year                                       Ps. 1,234,528  Ps.1,828,434  Ps.1,540,002     $ 159,585
                                                                =============  ============  ============     =========


SUPPLEMENTAL CASH FLOW DISCLOSURES:
   Income and asset taxes paid                                  Ps.   682,923  Ps.  475,531  Ps.  725,249     $  75,155
                                                                =============  ============  ============     =========
   Employee profit sharing paid                                 Ps.    93,422  Ps.   98,655  Ps.  128,536     $  13,320
                                                                =============  ============  ============     =========
   Interest paid                                                Ps. 1,055,340  Ps.  870,019  Ps.1,064,070     $ 110,266
                                                                =============  ============  ============     =========

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

                                                                         Net
                                                  Operating         Consolidated         Total          Total           Capital
         1998                Net Sales             Income              Income            Assets      Liabilities      Expenditures
         ----             -------------        ------------          ------------    -------------  -------------    -------------
Autoparts (UNIK)....      Ps.10,876,582        Ps.1,657,099           Ps. 830,487    Ps.11,342,258   Ps.5,136,185     Ps.1,015,542
Chemicals (GIRSA)...          8,456,287           1,302,128               340,692        8,361,759      5,301,754          498,449
Food................          5,923,063             533,431               272,418        7,150,229      3,575,984        2,407,653
Real estate (DINE)..            895,370             320,325                (1,897)       6,580,134      2,227,156          979,873
Corporate (DESC)....             24,732             (37,275)              211,423          264,989        383,512           89,421
                          -------------        ------------          ------------    -------------  -------------    -------------
                          Ps.26,176,034        Ps.3,775,708          Ps.1,653,123    Ps.33,699,369  Ps.16,624,591     Ps.4,990,938
                          =============        ============          ============    =============  =============    =============

                           Depreciation                                       Provision
                               And            Interest          Interest         for
         1998              Amortization       Expenses           Income      Income Taxes
         ----              ------------      -----------       ----------     ----------
                           Ps.  603,960      Ps. 229,616       Ps. 77,640    Ps. 215,088
Autoparts (UNIK)....            324,322          253,467           81,142        172,342
Chemicals (GIRSA)...            220,692          221,857           60,609         55,727
Food................             29,180          215,542           32,006          2,334
Real estate (DINE)..             30,991           68,073          123,191          3,721
                           ------------      -----------       ----------     ----------
Corporate (DESC)....       Ps.1,209,145      Ps. 988,555       Ps.374,588     Ps.449,212
                           ============      ===========       ==========     ==========


                                                                Net
                                           Operating        Consolidated                         Total            Capital
         1999             Net Sales          Income            Income        Total Assets     Liabilities      Expenditures
         ----             ---------          ------            ------        ------------     -----------      ------------
Autoparts (UNIK)....     Ps.10,854,485    Ps.1,732,028      Ps.1,265,864     Ps.10,984,884   Ps. 4,170,323      Ps.  868,664
Chemicals (GIRSA)...         7,595,856         934,974           728,483         8,282,794       4,650,961         1,186,956
Food................         5,973,442         405,154           199,615         5,618,917       1,601,222           771,972

                            Depreciation
                                And             Interest         Interest      Provision for
         1999               Amortization        Expenses          Income        Income Taxes
         ----               ------------        --------          ------        ------------
Autoparts (UNIK)....        Ps.  630,439      Ps.  216,921      Ps.   89,581    Ps.  383,790
Chemicals (GIRSA)...             320,873           272,015            52,195         272,704
Food................             197,842           350,691            43,913          74,639

                      DESC, S.A. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1998, 1999 AND 2000

                                  (Continued)


Real estate (DINE)..            876,452        308,833           313,732          6,496,545       1,757,992           611,684
Corporate (DESC)....             29,615        (45,855)          122,376            927,826       2,619,171            30,984
                          -------------   ------------      ------------      -------------   -------------      ------------
                          Ps.25,329,850   Ps.3,335,134      Ps.2,630,070      Ps.32,310,966   Ps.14,799,669      Ps.3,470,260
                          =============   ============      ============      =============   =============      ============

Real estate (DINE)..             42,485           210,360          41,204            46,734
Corporate (DESC)....             25,775           197,681         115,301               530
                           ------------      ------------      ----------      ------------
                           Ps.1,217,414      Ps.1,247,668      Ps.342,194      Ps.  778,397
                           ============      ============      ==========      ============


                                                                    Net
                                                 Operating      Consolidated                            Total       Capital
         2000                 Net Sales           Income           Income         Total Assets       Liabilities  Expenditures
         ----                 ---------           ------           ------         ------------      -----------   ------------
Autorparts (UNIK)...         Ps.10,935,622      Ps.1,599,725    Ps.  486,457     Ps.11,519,177     Ps. 6,049,075  Ps.1,097,298
Chemicals (GIRSA)...             7,914,807           521,385         220,382         8,311,012         5,755,776       336,001
Food................             3,575,823            39,619        (243,915)        5,079,056         1,445,636       317,315
Real estate (DINE)..               995,668           154,975          42,592         6,425,650         1,696,376       758,375
Corporate (DESC)....                17,386           (52,389)        114,861           777,255         3,424,010         1,850
                             -------------      ------------    ------------     -------------     -------------     ---------
                             Ps.23,439,306      Ps.2,263,315    Ps.  620,377     Ps.32,112,150     Ps.18,370,875     2,510,839
                             =============      ============    ============     =============     =============     =========

                              Depreciation                                         Provision
                                  And             Interest         Interest           for
         2000                 Amortization        Expenses          Income        Income Taxes
         ----                 ------------        --------          ------        ------------
Autorparts (UNIK)...          Ps.  605,493      Ps.  225,188        Ps. 71,491     Ps. 355,652
Chemicals (GIRSA)...               325,895           375,979            21,679         111,167
Food................               211,085           181,853            15,541          (9,370)
Real estate (DINE)..                66,278           141,350             6,686          (3,208)
Corporate (DESC)....                32,276           225,724            26,299              --
                              ------------      ------------        ----------     -----------
                              Ps.1,241,027      Ps.1,150,094        Ps.141,696     Ps. 454,241
                              ============      ============        ==========     ===========


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

     The Company's principal subsidiaries are:

                                                              1999      2000
                                                            --------  ---------
     Unik, S.A. de C.V. ("Unik")........................      99.9%     99.9%
     Girsa, S.A. de C.V. ("Girsa")......................      99.9%     99.9%
     Dine, S.A. de C.V. ("Dine")                              99.9%     99.9%
     Agroken, S.A. de C.V...............................      99.9%     99.9%
     Aquanova, S.A. de C.V..............................      99.9%     99.9%
     Grupo Corfuerte, S.A. de C.V.......................      77.2%     77.2%
     Authentic Acquisition Corporation, Inc.............      81.3%     81.3%


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

     The number and series of common shares of the Company held by the trusts at December 31, 2000 was as follows:

                 Series A.....................       33,006,300
                 Series B.....................        2,761,940
                 Series C.....................       21,131,235
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

6)   CASH AND CASH EQUIVALENTS:

     Cash and cash equivalents consist of the following:

                                                        1999           2000
                                                   -------------   -------------
        Cash....................................   Ps.   137,292   Ps.  307,195
        Investments with maturities of less
          than 3 months..............                  1,414,265      1,058,717
        Technology and training funds...........         276,877        174,090
                                                   -------------   -------------
                                                   Ps. 1,828,434   Ps.1,540,002
                                                   =============   =============

7)   NOTES AND ACCOUNTS RECEIVABLE:

      Notes and accounts receivable include:

                                                         1999           2000
                                                   -------------   -------------
        Trade...................................   Ps. 3,897,410   Ps. 3,725,816
        Less- Allowance for doubtful accounts...          82,115          99,152
                                                   -------------   -------------
                                                       3,815,295       3,626,664
        Other accounts receivable...............         967,827         840,739
                                                   -------------   -------------
                                                   Ps. 4,783,122   Ps. 4,467,403
                                                   =============   =============

8)   INVENTORIES:

      Inventories consist of the following:

                                                         1999           2000
                                                   -------------   -------------
        Finished goods and work-in-process.......  Ps. 1,692,190   Ps. 1,991,653
        Raw materials, supplies and other........      1,660,942       1,724,052
                                                   -------------   -------------
                                                       3,353,132       3,715,705
        Less- Allowance for slow-moving items....         37,220          62,790
                                                   -------------   -------------
                                                       3,315,912       3,652,915
        Advances to suppliers....................         34,065          20,074
                                                   -------------   -------------
                                                   Ps. 3,349,977   Ps. 3,672,989
                                                   =============   =============

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

                      DESC, S.A. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1998, 1999 AND 2000

                                  (Continued)

     In 2000, the technology fund was classified as cash and cash equivalents since the Company plans to use these funds during 2001.

10)  LAND HELD FOR DEVELOPMENT AND REAL ESTATE PROJECTS ARE AS FOLLOWS:

                                                   1999           2000
                                               ------------  ------------
         Land held for development............ Ps.1,745,840  Ps.1,746,907
         Real estate projects-in-progress.....    1,668,771     1,739,219
         Real estate for sale.................       82,806        32,917
         Developed land.......................      222,357       132,187
         Advances to contractors..............       33,243        75,733
         Other................................       12,772        10,839
                                               ------------  ------------
                                               Ps.3,765,789  Ps.3,737,802
                                               ============  ============

11)  PROPERTY, PLANT AND EQUIPMENT:

      Property, plant and equipment include:

                                                   1999           2000
                                              -------------  -------------
         Buildings and installations.........  Ps.6,646,038   Ps.6,157,640
         Machinery and equipment.............    14,297,900     15,321,198
         Transportation equipment............       293,618        263,190
         Furniture and office equipment......       336,058        599,952
         Real estate for rent................       712,319         66,195
         Other...............................       921,347        293,871
                                              -------------  -------------
                                                 23,207,280     22,702,046
         Less- Accumulated depreciation......    10,250,582     10,545,829
                                              -------------  -------------
                                                 12,956,698     12,156,217
         Projects-in-progress................     1,319,588        758,347
         Land................................     1,261,086      1,233,357
                                              -------------  -------------
                                              Ps.15,537,372  Ps.14,147,921
                                              =============  =============


      The annual depreciation rates are as follows:

               Buildings and installations......  2.00% to 31.46%
               Machinery and equipment..........  3.77% to 31.73%
               Transportation equipment.........  9.00% to 25.00%
               Furniture and office equipment...  3.00% to 30.00%
               Real estate for rent.............        2.5%
               Other............................  4.56% to 33.00%

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

     As of December 31, 1999 and 2000, the foreign currency position was as follows:

                                                  1999         2000
                                               ----------   ----------
         Assets ............................   $  362,852   $  338,510
         Current liabilities-
           Non-interest bearing ............      148,881      181,066
           Interest bearing ................      382,618      345,761
                                               ----------   ----------
                                                  531,499      526,827
         Long-term liabilities .............      584,281      677,086
                                               ----------   ----------
                                                1,115,780    1,203,913
                                               ----------   ----------
           Net liability position in foreign
              currency .....................   $  752,928   $  865,403
                                               ==========   ==========

     During the years ended December 31, 1998, 1999 and 2000, the Company and its subsidiaries had the following transactions in foreign currency, which were translated into Mexican pesos at the exchange rate in effect at the date of each transaction:

                                                1998          1999          2000
                                             ---------    -----------    -----------
     Direct export sales .................   $ 596,850    $   559,816    $   634,258
     Indirect export sales under agreement     140,326        254,941        305,692
     Sales of foreign subsidiaries .......      85,159        118,333         97,713
                                             ---------    -----------    -----------
                                               822,335        933,090      1,037,663
     Less-
       Purchases of inventories ..........    (512,850)      (491,221)      (639,905)
       Purchases and expenses of foreign
        subsidiaries .....................     (70,939)       (84,251)       (86,421)
                                             ---------    -----------    -----------
                                              (583,789)      (575,472)      (726,326)
                                             ---------    -----------    -----------
                                               238,546        357,618        311,337
                                             ---------    -----------    -----------
     Interest earned .....................         580          1,804          6,210
     Less- Interest expense ..............     (58,780)       (37,034)       (69,609)
                                             ---------    -----------    -----------
                                               (58,200)       (35,230)       (63,399)
                                             ---------    -----------    -----------
     Technical support ...................      (4,839)       (11,199)        (9,894)
                                             ---------    -----------    -----------
       Net ...............................   $ 175,507    $   311,189    $   238,044
                                             =========    ===========    ===========

     As of March 27, 2001, the date of issuance of these financial statements, the unaudited foreign exchange position was similar to that at yearend, and the exchange rate was 9.51 Mexican pesos per U.S. dollar.

13)  BANK LOANS AND LONG-TERM DEBT:

                      DESC, S.A. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1998, 1999 AND 2000

                                  (Continued)

         Banks loans and long-term debt are as follows:

                                                  1999                                        2000
                                  -------------------------------------------------------------------------------------
                                  Maturity    Interest Rate      Amount      Maturity    Interest Rate        Amount
                                  --------    -------------      ------      --------    -------------        ------
Syndicated loan-
   DESC $90 million                 2001        Variable      Ps.1,248,674      2003       LIBOR+1.375    Ps.   868,500
Medium-term promissory notes-
   DESC 680,569 million UDIS        2006          9.00%            942,567   2006 to 2007  9% and 8.20%       1,979,882

  CORFUERTE $24,500                   --            --                  --      2005       LIBOR+2.70           236,425
  DINE $11.00 million                            LIBOR +
                                    2006          3.875             124,867     2006       LIBOR+3.875          106,150
  AQUANOVA $11.08 million                        LIBOR +
                                    2002          1.75              181,231     2002       LIBOR+1.75           106,953
International Finance
Corporation-
  GIRSA $128.86 million         2000 to 2006    Variable          1,522,121  2000 to 2006   Variable          1,258,929

  GIRSA $105 million                  --            --                   --     2008        Variable          1,016,400
Loans-
  GIRSA $50 million                 2000        Variable            676,365     2004        Variable            482,500
  GIRSA $30 million                 2003        LIBOR + 1           312,168     2003         LIBOR+1            289,500
  GIRSA $15 million                 2002        Variable            156,084     2003       LIBOR+1.60           144,750
  GIRSA $4 million                    --            --                   --     2003        Variable             38,600
  CORFUERTE $25 million         2002 to 2003   Eurodollar+1         260,162  2002 to 2003  Eurodollar+1         241,250
Secured bonds-
  DINE $135 million                 2007          8.75%           1,404,758     2007          8.75%           1,302,750
Secured syndicated loans-
  UNIK $75 million                  2001        LIBOR + 1           780,422       --            --                   --
  UNIK $16.66 million               2002          6.50%             252,010     2002          6.50%             160,788
  UNIK $20.42 million               2003          7.34%             287,067     2003          7.34%             197,014
  UNIK $11.9 million                  --            --                   --     2004        LIBOR + 1           114,835
Other loans payable in-
     Mexican pesos              2000 to 2003    Variable            101,883  2002 to 2008   Variable             57,352

     Foreign currency           2000 to 2007    Variable          1,202,967  2002 to 2007   Variable            542,926
                                                               ------------                                ------------
                                                                  9,453,346                                   9,145,504
Less- Current portion                                            (2,428,833)                                   (672,807)
                                                               ------------                                ------------
                                                               Ps.7,024,513                                Ps.8,472,697
                                                               ============                                ============

     Long-term debt maturities are as follows:

               2002....................................... Ps.  2,411,667
               2003.......................................      1,167,191
               2004.......................................        808,649

                      DESC, S.A. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1998, 1999 AND 2000

                                  (Continued)


               2005.......................................        212,834
               2006.......................................      1,557,207
               2007 and thereafter........................      2,315,149
                                                           --------------
                                                           Ps.  8,472,697
                                                           ==============

     The current portion of long-term debt and short-term bank loans are as follows:

                                                     1999           2000
                                               --------------  -------------
     Current portion of long-term debt ....... Ps.  2,428,833  Ps.   672,807
     Other loans payable in-
       Mexican pesos .........................         78,998        311,960
       Foreign currency ......................      1,575,019      2,754,107
                                               --------------  -------------
                                               Ps.  4,082,850  Ps. 3,738,874
                                               ==============  =============

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

     Interest on the loans will be paid semiannually at the following rates:

                     Loan              Interest Rate
               ---------------
               A and C.........         LIBOR + 2.125
               B...............          LIBOR + 2.0

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

     As well, on January 21, 2000, GIRSA executed another loan contract with IFC, through which IFC granted financing of $105 million, made up as follows:

-  Loan A for $45 million

-  Loan B for $60 million

     The A and B loans are going to be paid in equal semiannual payments over six years beginning on March 15, 2003.

     The interest on the loans is paid semiannually at the following rates:

                      Loan               Interest Rate
               ----------------      ----------------------
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

- Limitations on the acquisition of new debt when the adjusted interest coverage ratio is less than 2.25. At year end, the ratio was 3.12.

- Limitations regarding dividend payments, shares distributions, repurchase of shares and/or any other form of capital redurctions in cash. Such payments may be only when:

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

                     AS OF DECEMBER 31, 1998, 1999 AND 2000

                                  (Continued)

14)  EMPLOYEE BENEFITS:

     The employee benefit obligation relates to the pension plan, which will cover the pension and seniority premiums due upon retirement of the Company's employees. The amount resulting from the actuarial calculations prepared by external actuaries is being funded using the projected unit credit method. Below is a breakdown of this obligation as of December 31, 1999 and 2000:

                                                                       1999         2000
                                                                    ----------   ------------
             Projected benefit obligation (PBO).................    Ps.855,064   Ps.1,055,058
             Plan assets at fair value:.........................       837,916        569,171
                                                                    ----------   ------------
               Funded status....................................       (17,148)      (485,887)
               Unrecognized transition obligation...............      (315,274)      (288,688)
               Unrecognized variances in assumptions............       454,472        903,187
                                                                    ----------   ------------
             Net projected benefit obligation under Mexican GAAP       122,050        128,612
               Fund withdrawals.................................        49,661         40,529
                                                                    ----------   ------------
             Net projected benefit obligation under U.S. GAAP...    Ps.171,711   Ps.  169,141
                                                                    ==========   ============


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

     The cost of employee benefits is as follows:

                                                            1998         1999            2000
                                                         ----------    ----------     ----------
             Service cost............................    Ps. 48,577    Ps. 49,364     Ps. 62,567
             Amortization of transition liability....       (24,005)      (16,117)        (4,663)
             Amortization of variances in assumptions            41         5,794         26,282
             Financial cost..........................        34,856        38,443         52,894
                                                         ----------    ----------     ----------
                                                             59,469        77,484        137,080
             Less- Actual return on plan assets......       (71,191)      (60,066)       (50,569)
                                                         ----------    ----------     ----------
             Net result for the period under
               Mexican GAAP..........................       (11,722)       17,418         86,511
             Amortization of fund withdrawals........        (8,404)       (5,747)        (5,248)
                                                         ----------    ----------     ----------
             Net result for the period under
               U.S. GAAP.............................    Ps.(20,126)   Ps. 11,671     Ps. 81,263
                                                         ==========    ==========     ==========

     Interest rates utilized in the actuarial calculations for 1998, 1999 and 2000 were as follows:

                    Investment return rate.......       7%

                      DESC, S.A. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1998, 1999 AND 2000

                                  (Continued)

                    Interest rate................       5%
                    Salary increase rate.........      1.5%

        The changes in the projected benefit obligation are as follows:

                                                       1999             2000
                                                    ----------     ------------
Beginning balance................................   Ps.760,647       Ps.855,064
  Service cost...................................       49,364           62,567
  Financial cost.................................       38,443           52,894
  Actuarial gain.................................        6,610           84,533
                                                    ----------     ------------
Ending balance...................................   Ps.855,064     Ps.1,055,058
                                                    ==========     ============


        The changes in the net projected liability were as follows:

                                                       1999          2000
                                                    ----------     ----------
Beginning balance................................   Ps.101,551     Ps.122,050
  Provision for the year.........................      (17,418)       (86,511)
  Actuarial gain.................................        5,821         50,517
  Contributions to the fund......................       39,927         83,897
  Payments for the reduction of personnel........       (7,831)       (41,341)
                                                    ----------     ----------
Ending balance...................................   Ps.122,050     Ps.128,612
                                                    ==========     ==========


        The changes in the fund were as follows:

                                                       1999          2000
                                                    ----------     ----------
Beginning balance................................   Ps.866,978     Ps.837,916
  Contributions..................................       39,927         83,897
  Variation in fund assets.......................      (61,158)      (311,301)
  Payments for the reduction of personnel........       (7,831)       (41,341)
                                                    ----------     ----------
Ending balance...................................   Ps.837,916     Ps.569,171
                                                    ==========     ==========



        The amortization periods are as follows:

                                              Remaining Years
                                              ---------------
Transition liability......................       19 to 20
Variances in assumptions..................       17 to 27

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

        As of December 31, 2000 the capital stock is represented by:

                                                      Shares          Amount
                                                    -------------   -----------
Fixed portion-
  Nominative Series "A" shares (without
withdrawal
   rights and which must represent at least 51%
   of the shares with voting rights).............     587,479,900   Ps.   7,637
Variable portion-
  Nominative Series "B" shares (with withdrawal
   rights and which may not represent more than
   49% of the shares with voting rights).........     506,176,760         6,580
  Series "C" shares (with voting restrictions)...     275,341,610         3,580
                                                    -------------   -----------
                                                    1,368,998,270   Ps.  17,797
                                                    =============   ===========

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

Deferred income taxes-

        The tax effects of the temporary differences that generated deferred tax liabilities (assets), under Bulletin D-4, are as follows:

                                                                2000
                                                  ----------------------------
                                                  January 1st     December 31
                                                  ------------   -------------
Property, plant and equipment.................... Ps.2,397,778    Ps.2,273,409
Inventories......................................      658,901         743,796
Land held for development and real estate
projects.........................................      402,833         474,129
Real estate assets available for sale............           --          80,366
Investment in SANTANDER..........................     (364,085)       (378,348)
Reserves and provisions..........................     (260,002)       (353,043)
Other assets.....................................       45,571          20,818
Tax loss carryforwards...........................     (760,692)       (928,493)
Recoverable asset tax............................     (243,682)       (327,876)
Reserve for tax loss carryforward and
recoverable asset tax............................      139,634         169,769
Other............................................      310,948         298,374
                                                  ------------    ------------
                                                  Ps.2,327,204    Ps.2,072,901
                                                  ============    ============

     Income taxes are calculated on taxable income, which differs from book income principally as follows:


                                                    1998          1999        2000
                                                 ----------  ------------  ----------
Tax expense at statutory rate.................   Ps.702,307  Ps.1,178,158  Ps.344,025
Permanent differences-
  Gain on monetary position ..................     (407,140)     (245,556)   (249,001)
  Inflationary component .....................      234,165       253,229     241,252
  Non-deductible items .......................       86,603        93,559     122,802
  Non-taxable income .........................     (107,850)      (78,809)    (48,351)
  Income (loss) related to subsidiaries
   subject to the simplified tax system ......      (27,766)        1,144       1,663
  Tax effect from sale of shares .............           --       (99,089)         --
  Other ......................................      148,404       (55,017)    141,509
                                                   --------      --------    --------
                                                    (73,584)     (130,539)    209,874
                                                   --------      --------    --------
Temporary differences-
  Depreciation ...............................     (113,216)       23,720
  Cost of sales versus purchases, labor
   and overhead ..............................      (32,914)     (164,799)
  Reserves ...................................        8,437        65,006
  Tax loss carryforwards .....................       (5,663)     (146,656)
  Other ......................................      (36,155)      (46,493)
                                                   --------      --------
                                                   (179,511)     (269,222)

                      DESC, S.A. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1998, 1999 AND 2000

                                  (Continued)

     Total income tax provision.........   Ps.449,212    Ps.778,397  Ps. 553,899
                                           ==========    ==========  ===========

     The tax loss carryforwards shown above do not include the benefit from tax consolidation related to the use of the tax loss carryforwards, which is presented as a separate item in the accompanying consolidated statement of income.

17)  EXTRAORDINARY ITEM:

        The extraordinary item is comprised as follows:

               Gain on the shareholding restructuring of Velcon    Ps.103,886
               Reorganization expenses in Moresa, S.A. de C.V.        (37,216)
               Effect of change in recognition of tax                 124,795
               consolidation benefit                               ----------
                                                                   Ps.191,465
                                                                   ==========

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

19)  DIFFERENCES BETWEEN MEXICAN AND US GAAP:

     The consolidated financial statements of the Company are presented on the basis of accounting principles generally accepted in Mexico ("Mexican GAAP") which do not conform with accounting principles generally accepted in the United States ("U.S. GAAP"). Note 20 presents a reconciliation of majority net income and shareholders' equity to U.S. GAAP. However, this reconciliation to U.S. GAAP does not include the reversal of the restatement of the financial statements to comprehensively recognize the effects of inflation, as required under Mexican GAAP Bulletin B-10, "Recognition of the Effects of Inflation in the Financial Information," as amended. The application of Bulletin B-10 represents a comprehensive measure

                      DESC, S.A. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1998, 1999 AND 2000

                                  (Continued)

of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

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

     The following presents a reconciliation of the resources generated by (applied to) operating, investing and financing activities under Mexican GAAP to the resources generated by (applied to) such activities under U.S. GAAP:

                                                                  1998              1999              2000
                                                              -------------     -------------     -----------
Net Resources generated by operations under Mexican GAAP..... Ps. 2,519,076     Ps. 3,811,692     Ps. 818,089
Inflationary effects.........................................    (1,067,688)         (975,659)       (736,678)
Exchange loss................................................     2,113,265          (402,392)        (99,496)
Net book value of retirements................................       195,708           106,291         115,083
                                                              -------------     -------------     -----------
   Net Resources generated by operations under U.S. GAAP..... Ps. 3,760,361     Ps. 2,539,932     Ps.  96,998
                                                              =============     =============     ===========
Net Resources applied to investing activities under
   Mexican GAAP.............................................. Ps.(3,814,419)    Ps.(2,006,941)    Ps.(780,753)
Net book value of retirements................................      (195,708)         (106,291)       (115,083)
Restatement of investment....................................       296,233           120,274          30,804
                                                              -------------     -------------     -----------
   Net Resources applied to investing activities under US
     GAAP.................................................... Ps.(3,713,894)    Ps.(1,992,958)    Ps.(865,032)
                                                              =============     =============     ===========
Net Resources generated by (applied to) financing
   activities under Mexican GAAP............................. Ps.   835,571     Ps.(1,210,845)    Ps.(325,768)
Inflationary effects.........................................       771,455           855,385         705,874
Exchange loss................................................    (2,113,265)          402,392          99,496
                                                              -------------     -------------     -----------
   Net Resources generated by (applied to) financing
     activities under U.S. GAAP.............................. Ps.  (506,239)    Ps.    46,932     Ps. 479,602
                                                              =============     =============     ===========

Deferred income taxes and employee profit sharing-

     The Company adopted SFAS No. 109, "Accounting for Income Taxes" for U.S. GAAP reconciliation purposes. The objective of this pronouncement is to recognize the deferred assets and liabilities that arise from all temporary differences between the book and tax basis of the assets and liabilities for future tax purposes.

     The principal temporary differences that generated the deferred tax liability, in accordance with U.S. GAAP, were the deduction of purchases for tax purposes versus cost of sales for financial statements purposes, differences in the depreciation indexes used for book and tax purposes and the recognition of tax loss carryforwards as deferred taxes. Beginning on January 1, 2000, the new Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit

                      DESC, S.A. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1998, 1999 AND 2000

                                  (Continued)

Sharing", went into effect and one of the most important differences with respect to U.S. GAAP has been significantly reduced.

     The tax effects of temporary differences that generated deferred tax liabilities (assets) under SFAS No. 109 are as follows:

                                                           1999            2000
                                                      ------------     ------------
Fixed assets......................................s   Ps.2,688,564     Ps.2,673,482
Inventories........................................        711,907          743,796
Land held for development and real estate projects.        861,591          765,105
Fixed assets for sale..............................             --          112,151
Reserves...........................................        (53,486)        (353,043)
Investment in SANTANDER............................       (339,871)        (378,348)
Tax loss carryforwards.............................       (760,662)        (928,493)
Recoverable asset taxes............................       (242,783)        (327,876)
Other..............................................        493,065          446,454
Valuation allowance................................        479,525          169,769
                                                      ------------     ------------
                                                      Ps.3,837,850     Ps.2,922,997
                                                      ============     ============

     Employee profit sharing is subject to the future consequences of temporary differences in the same manner as income taxes. The deferred effects not recorded under Mexican GAAP are included in the reconciliation of Mexican to U.S. GAAP.

     Additionally, for US GAAP purposes, employee profit sharing must be classified as an operating expense.

     The tax effects of temporary differences that generated deferred employee profit sharing liabilities (assets) under SFAS No. 109 are as follows:

                                                  1999          2000
                                              ----------     ----------
          Fixed assets....................... Ps.684,655     Ps.657,965
          Inventories........................    220,876        199,746
          Reserves...........................    (12,723)        (7,892)
          Unrealized exchange losses.........    (35,953)        (8,774)
          Other..............................     53,860         49,721
                                              ----------     ----------
                                              Ps.910,715     Ps.890,766
                                              ==========     ==========

Cost of pension plans and other employee benefits-

     Under Mexican GAAP, the requirement to record liabilities for employee benefits using actuarial computations is substantially the same as under SFAS No. 87, "Employers' Accounting for Pensions". The Company's independent actuaries have prepared a study of pension costs under U.S. GAAP (see Note 14).

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

Goodwill of Canada de Santa Fe-

     During 1999, DINE acquired 10% of the shares of Canada de Santa Fe, S.A. de C.V. As a result of this acquisition, goodwill of Ps.79,394 was generated, which will be amortized in proportiona to the sales of the "Bosques de Santa Fe" project, not to exceed a period of seven years. Under U.S. GAAP purchase accounting, goodwill of Ps.82,410 resulted, which will be amortized over the same term.

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

20)     RECONCILIATION OF MEXICAN GAAP TO US GAAP:

(a)     Reconciliation of net majority income-

                                                               1998               1999            2000               2000
                                                            ------------      ------------     ------------      -----------
Net income applicable to majority interest under
   Mexican GAAP                                             Ps.1,131,806      Ps.1,935,073     Ps.  274,895      $    28,486
US GAAP adjustments:
   Deferred income taxes                                        (833,972)         (373,777)         622,893           64,548
   Deferred income taxes under Mexican GAAP                           --                --           99,658           10,327
   Deferred employee profit sharing....................          (50,466)         (100,178)         (57,100)          (5,917)
   Capitalized exchange loss net of gain on
     monetary position.................................          (60,363)           23,276           37,216            3,857
   Goodwill of POLIFOS.................................               --             3,666               --               --
   Goodwill of Canada de Santa Fe......................           (3,016)               --            3,016              313
   Full absorption costing.............................           24,561           (47,311)         (98,531)         (10,210)
   Payments received for rights to enter into lease
     agreements........................................           (2,228)              380            6,533              677
   Write-down of fixed assets..........................               49               680               --               --
   Goodwill of VELCON..................................               --                --            4,708              488

                      DESC, S.A. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1998, 1999 AND 2000

                                  (Continued)

   Additional depreciation on foreign origin fixed
     assets restated using the NCPI method.............          (24,431)          (29,096)        (108,113)         (11,203)
   Restatement of cost of land for development and
     real estate projects using the NCPI method........          (41,773)           (8,758)         (60,649)          (6,285)
   Reduction in depreciation expense of
     corfuerte.........................................           (3,889)           15,820          (65,793)          (6,818)
   Withdrawal of pension fund assets and
     amortization of gains under SFAS No. 87...........            8,404             5,747            5,248              544
   Capitalization of preoperating expenses.............           (9,289)             (740)         (27,283)          (2,827)
   Benefit of tax consolidation of prior years.........          168,309          (145,327)        (123,973)         (12,847)
   Effects of inflation accounting on U.S. GAAP
     adjustments.......................................          814,915           545,734          373,211           38,675
   Effects on minority interest of U.S. GAAP
     adjustments.......................................          287,373           (93,162)        (390,592)         (40,477)
                                                            ------------      ------------     ------------      -----------
                                                                 274,184          (203,046)         220,449           22,845
                                                            ------------      ------------     ------------      -----------
Net income under U.S. GAAP.............................     Ps.1,405,990      Ps.1,732,027     Ps.  495,344      $    51,331
                                                            ============      ============     ============      ===========

Weighted average shares outstanding  (000's)                   1,506,981         1,489,733        1,418,126        1,418,126
                                                            ============      ============     ============      ===========
Net income per share under U.S. GAAP                        Ps.     0.93      Ps.     1.16     Ps.     0.35      $      0.04
                                                            ============      ============     ============      ===========

(b)  Reconciliation of majority shareholders' equity-

                                                                       1999           2000         2000
                                                                  -------------   ------------  -----------
Majority shareholders' equity under Mexican GAAP................. Ps.12,537,712   Ps.9,011,757    $ 933,861
US GAAP adjustments:
  Deferred income taxes .........................................    (3,837,850)    (2,922,997)    (302,901)

  Deferred income taxes under Mexican GAAP ......................            --      1,644,919      170,457
  Deferred employee profit sharing ..............................      (910,715)      (890,766)     (92,307)
  Capitalized exchange loss and gain on monetary position .......      (412,373)      (375,157)     (38,876)
  Goodwill of VELCON ............................................            --          4,708          488
  Goodwill of POLIFOS ...........................................       (19,695)       (19,695)      (2,041)
  Goodwill of Canada de Santa Fe ................................        (3,016)            --           --
  Full absorption costing .......................................        98,531             --           --
  Payments received for rights to enter into lease agreements ...        (6,848)            --           --
  Write-down of fixed assets ....................................        (3,916)        (3,916)        (406)
  Adjustment for changes to the NCPI method in the restatement of land held for development and real estate projects, foreign
   origin machinery and goodwill ................................     2,386,672      3,018,085      312,755
  Additional depreciation on foreign origin fixed assets
   restated using the NCPI method ...............................      (118,337)      (226,450)     (23,466)
  Restatement of cost of land held for development and real
   estate projects sold using the NCPI method ...................       (59,322)      (119,971)     (12,432)
  Reduction in depreciation expense of CORFUERTE ................        47,095        (18,702)      (1,938)
  Capitalization of preoperating expenses .......................       (89,255)      (116,538)     (12,076)

  Withdrawal of pension fund assets and amortization of
   gains under SFAS No.87 .......................................       (49,661)       (40,529)      (4,200)
  Effects on minority interest of U.S. GAAP adjustments .........     1,069,140        678,548       70,314
                                                                  -------------   ------------    ---------
                                                                     (1,909,550)       611,539       63,371
                                                                  -------------   ------------    ---------
Majority shareholders' equity under U.S. GAAP ................... Ps.10,628,162   Ps.9,623,296    $ 997,232
                                                                  =============   ============    =========


(c) Reconciliation of the changes in majority shareholders' equity under US GAAP-

                                                                      1999                 2000             2000
                                                                 --------------        -------------    -----------
Majority shareholders' equity at beginning of  year........      Ps. 10,126,985       Ps. 10,628,162    $ 1,101,364

                      DESC, S.A. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1998, 1999 AND 2000

                                  (Continued)

   Net income under U.S. GAAP .............................           1,732,027              495,344         51,331
   Effect of restatement ..................................          (2,060,375)          (1,021,521)      (105,858)
   Adjustment for changes to the NCPI method in the
     restatement of land held for development and real
     estate projects, foreign origin machinery and goodwill             952,089              631,413         65,431
   Dividends paid .........................................                  --             (409,848)       (42,471)
   Repurchase of shares ...................................            (122,564)            (700,254)       (72,565)
                                                                 --------------        -------------    -----------
Majority shareholders' equity at end of year ..............      Ps. 10,628,162        Ps. 9,623,296    $   997,232
                                                                 ==============        ==============   ===========


(d)        Comprehensive income (loss) under US GAAP-

                                                              1998               1999                2000               2000
                                                         --------------      --------------     --------------      --------------
Majority net income under U.S. GAAP....................  Ps.  1,405,990      Ps.  1,732,027     Ps.    495,344      $       51,331
Other comprehensive loss
   Result from holding nonmonetary assets
     With adjustments under U.S. GAAP..................        (515,408)         (1,108,286)          (569,901)            (58,746)
                                                         --------------      --------------     --------------      --------------
Comprehensive income (loss) under U.S. GAAP............  Ps.    890,582      Ps.    623,741     Ps.    (74,557)     $       (7,415)
                                                         ==============      ==============     ==============      ==============

21)  CONDENSED FINANCIAL INFORMATION OF DINE, S.A. DE C.V. AND SUBSIDIARIES:

     The condensed consolidated balance sheets and statements of income (loss) of Dine, S.A. de C.V. and its subsidiaries as of and for the periods reported in the accompanying financial statements are as follows:

ASSETS                                                                                         1999            2000
                                                                                          ------------      ------------
   Current assets....................................................                     Ps.  801,519      Ps.2,207,582
   Land held for development and real estate projects................                        3,765,789         3,737,802
   Investment in shares..............................................                           91,602           108,235
   Property and equipment............................................                        1,613,103           283,611
   Other assets......................................................                           43,582            88,420
                                                                                          ------------      ------------
         Total assets................................................                     Ps.6,315,055      Ps.6,425,650
                                                                                          ============      ============

LIABILITIES AND SHAREHOLDERS' EQUITY
   Current liabilities...............................................                     Ps.  161,910      Ps.  270,000
   Long-term debt....................................................                        1,529,625         1,408,900
   Reserve for separation payments...................................                           10,761               377
   Deferred income taxes.............................................                              -              17,937
   Majority shareholders' equity.....................................                        3,853,848         3,784,476
   Minority interest.................................................                          759,451           943,960
                                                                                          ------------      ------------
         Total liabilities and shareholders' equity..................                     Ps.6,315,595      Ps.6,425,650
                                                                                          ============      ============
                                                                               1998          1999              2000
                                                                          ----------      -----------      ------------
   Revenues..........................................................     Ps.895,293      Ps. 616,721      Ps.1,234,042
   Costs                                                                     446,342          267,047           616,734
                                                                          ----------      -----------      ------------

                      DESC, S.A. DE C.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1998, 1999 AND 2000

                                  (Continued)

   Gross profit......................................................        448,951          349,674           617,308
   Operating expenses................................................        128,654          190,381           325,089
   Comprehensive result of financial.................................        318,331          (77,454)          111,123
   Other (income) expenses, net......................................        (34,666)          20,527           (32,651)
   Provisions for income and assets taxes............................         40,802           36,862            74,243
   Equity in income (loss) of associated                                      (2,273)           9,197              (101)
     companies.......................................................     ----------      -----------      ------------
   Net consolidated income (loss) for the year.......................     Ps. (1,897)     Ps. 188,555      Ps.  139,605
                                                                          ===========     ===========      ============

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

PricewaterhouseCoopers

By   s/Alfonso Infante Lozola
     ------------------------
     Alfonso Infante Lozola
     Public Accountant

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

                                           Mancera, S.C.
                                           Member of Ernst & Young International

                                           by  s/Augustin Aguilar
                                               -------------------------------
                                           C.P.C. Augustin Aguilar

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


                                            s/ Ernst & Young LLP

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

                                   Mancera, S.C.
                                   Member of Ernst & Young International

                                   by  s/Augustin Aguilar
                                       ---------------------------------------
                                   C.P.C. Augustin Aguilar
Mexico, D.F.
January 31, 2001

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

                               Mancera, S.C.
                               Member of Ernst & Young International

                               by  s/Jose Maria Tabares
                                   --------------------------------
                               C.P.C. Jose Maria Tabares
January 29, 2001

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

                               Mancera, S.C.
                               Member of Ernst & Young International


                          by   s/Augustin Aguilar
                               ---------------------------------------
                               C.P.C. Augustin Aguilar
Mexico, D.F.
January 29, 2001

                                  EXHIBIT INDEX
                                  -------------

EXHIBIT NO.         DESCRIPTION
-----------         -----------

1.1. English translation of Registrant's bylaws, as amended on April 26, 2001.

2.1. Indenture, dated as of October 17, 1997, among Dine, S.A. de C.V., as Issuer, Desc, S.A. de C.V., as Guarantor, and Bankers Trust Company, as Trustee, relating to Dine's 8 3/4% Guaranteed Notes due 2007 (incorporated by reference to Exhibit 4.1 to Registration Statement No. 333-9150 of Desc, S.A. de C.V.).