Form 20-F
period 2001-12-31
DESC S A DE C V
filed 2002-07-01
CIK 925259

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 1-13196

DESC, S.A. DE C.V.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Paseo de los Tamarindos 400-B, Bosques de las Lomas, 05120 Mexico, D.F.
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing Twenty Series C Shares(1)	New York Stock Exchange, Inc.

Series C Shares, without expression of par value(2)	New York Stock Exchange, Inc.

(1)	Evidenced by American Depositary Receipts (ADRs).
(2)	Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

8 3/4% Guaranteed Notes due 2007 of Desc, S.A. de C.V.
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Series A Common Stock: 587,479,900

Series B Common Stock: 506,257,866

Series C Common Stock: 275,341,610

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     ☒ Yes  ☐ No

Indicate by check mark which financial statement item the registrant has elected to follow.     ☐ Item 17  ☒ Item 18

i

Presentation of Information

In this annual report:

•	“Autoparts Sector” means the numerous companies of Desc that operate our autoparts business as more fully described in Item 4. “Information on our Company—Autoparts”;

•	“Chemical Sector” means the numerous companies of Desc that operate our chemical business as more fully described in Item 4. “Information on our Company—Chemicals”;

•
“Depositary” means Citibank, N.A., as depositary, under that certain Amended and Restated Deposit Agreement, dated as of June 29, 1994, effective as of July 20, 1994, amended as of July 15, 1996, among Desc, Citibank, and all holders and beneficial owners from time to time of American Depositary Receipts (“ADRs”), evidencing American Depositary Shares (“ADSs”), issued thereunder. Each ADS currently represents twenty Series C shares of Desc;

•
“Dine” means División Dine, S.A. de C.V., formerly a wholly owned subsidiary of Desc engaged in the real estate business; at our shareholders’ meeting held on April 25, 2002, our shareholders approved the merger of Dine with and into Desc, with Desc surviving the merger. This merger was completed in the second quarter of 2002;

•	“Dollars” and “$” refer to the currency of the United States of America;

•	“Financial Statements” means Desc’s audited consolidated financial statements for the years ended December 31, 2001, 2000 and 1999;

•	“GAAP” means generally accepted accounting principles in the indicated country;

•
“Girsa” means Girsa, S.A. de C.V., formerly a wholly owned subsidiary of Desc engaged in our chemicals business. At our shareholders’ meeting held on November 29, 2001, our shareholders approved the merger of Girsa into Desc, with Desc surviving the merger. This merger was completed in December 2001.

•	“Mexico” means the United Mexican States;

•	“Mexican government” means the Mexican federal government;

•	“NCPI” means the Mexican National Consumers Price Index, a measure of inflation in Mexico;

•	“Noon Buying Rate” means the noon buying rate in New York City for cable transfers in Pesos as certified for customs purposes by the U.S. Federal Reserve Bank, expressed in Pesos per $1.00;

•	“Pesos” and “Ps.” refer to the currency of Mexico. Except as otherwise indicated, all Peso amounts reflect thousands of Pesos;

•	“Real Estate Sector” means the numerous companies of Desc that operate our real estate business as more fully described in Item 4. “Information on our Company—Real Estate”;

•	“Food Sector” means the numerous companies of Desc that operate our branded-food and pork businesses as more fully described in Item 4. “Information on our Company—Food”;

•	“SEC” means the U.S. Securities and Exchange Commission;

•	“Unik” means Unik, S.A. de C.V., a wholly owned subsidiary of Desc engaged in the autoparts business; and

•	“we,” “our,” “us” and similar terms, as well as “Desc,” mean Desc, S.A. de C.V. and its consolidated subsidiaries, unless the context indicates otherwise.

Our fiscal year ends on December 31 of each year, and references to “fiscal year” reflect a 52-week period.

Our Financial Statements are expressed in Pesos and prepared in accordance with Mexican GAAP, which differ from U.S. GAAP in significant respects, in particular by requiring Mexican companies to recognize effects of inflation. Please see notes 17 and 18 to our Financial Statements for a discussion of the principal differences between Mexican GAAP and U.S. GAAP as they relate to Desc.

The Mexican Institute of Public Accountants has issued Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information”, as amended, and Bulletin B-12, “Statement of Changes in Financial Position”. These bulletins outline the inflation accounting methodology mandatory for all Mexican companies reporting under Mexican GAAP. Mexican GAAP provide for the recognition of effects of inflation by restating nonmonetary assets and liabilities using the NCPI, restating the components of shareholders’ equity using the NCPI and recording gains or losses in purchasing power due to the holding of monetary liabilities or assets. Mexican GAAP also require that all financial information be presented in constant Pesos, having the same purchasing power for each period indicated taking into account inflation, as of the date of the most recent balance sheet presented. The effect of these inflation accounting principles has not been reversed in the reconciliation to U.S. GAAP.

In this annual report, all financial data presented in Pesos for all periods in the Financial Statements, unless otherwise indicated, have been restated in constant Pesos as of December 31, 2001. Dollar amounts, unless otherwise indicated, are stated on a nominal, that is, noninflation adjusted, basis, except for convenience translations of Peso amounts.

Solely for your convenience, this annual report contains translations of Peso amounts into Dollars. We have used an exchange rate of Ps.9.26 per Dollar for these translations, which is the exchange rate quoted by Banco de México on December 31, 2001. The Noon Buying Rate was Ps.9.156 per $1.00 on December 31, 2001. Translations contained in this annual report do not constitute representations that the stated Peso amounts actually represent Dollar amounts or vice versa, or that amounts could be or could have been converted into Dollars or Pesos, as the case may be, at any particular rate.

Cautionary Statement for Purposes of the “Safe Harbor”
Provisions of the Private Securities Litigation Reform Act of 1995

This annual report includes “forward-looking statements,” as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward-looking terminology such as “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect,” “plan,” “may,” “will,” “would,” “could,” or “should” or the negative of these words or other variations of these words or other similar expressions. These forward-looking statements reflect the views of our management with respect to our future financial performance and future events. All forward-looking statements contained in this annual report, including those presented with numerical specificity, however, are uncertain. They are based on assumptions and affected by risks and uncertainties that could cause actual results to differ materially from our expectations described in these forward-looking statements. These factors include, among other things, the following:

•	changes in the Mexican economy or in other economies in which our products are sold, including rates of inflation, economic growth and currency fluctuations;

•	Mexican political instability, including the reversal of market-oriented reforms and economic recovery measures or the failure of those reforms and measures to achieve their goals;

•	fluctuations in the demand of our products or for products in which our products are incorporated;

•	competitive product and pricing pressures in both the domestic and international markets; and

•	foreign currency rate fluctuations and fluctuations in other market rate sensitive instruments to which we are a party.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. Accordingly, we caution readers not to place undue reliance on these forward-looking statements. We do not undertake any obligation or intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Statements Regarding Competitive Position

Statements made in Item 4. “Information on our Company” and Item 5. “Operating and Financial Review and Prospects” referring to our competitive position are based on our belief and, in some cases, on a range of sources, including market studies by consultants retained by Desc, independent market information provided by Mexican notaries and our internal assessment of market share based on the financial results and performance of market participants and analysis of various market indicators.

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

Items 1.A and 1.B are not applicable. Item 1.C, Auditors, is as follows: Ruiz, Urquiza y Cía, S.C., a former member firm of Andersen Worldwide, S.C., entered into agreements with Galaz, Gómez Morfín, Chavero, Yamazaki, S.C., the Mexican national practice of Deloitte Touche Tohmatsu (“DTT”), that provide for the association of Ruiz, Urquiza y Cía, S.C. with Galaz, Gomez Morfín, Chavero, Yamazaki, S.C. (and therefore with DTT) effective on June 10, 2002. Prior to June 10, 2002, Ruiz, Urquiza y Cía, S.C. was subject to the quality control procedures of Arthur Andersen LLP required for foreign associated firms that are embodied in the requirements of the SEC Practice Section of the American Institute of Certified Public Accountants. Subsequent to that date, Deloitte & Touche LLP has performed the quality control procedures with respect to Ruiz, Urquiza y Cía, S.C.’s audit of the financial statements for the year ended December 31, 2001 included in this annual report on Form 20-F.

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

Selected Financial Data

The following table presents selected consolidated financial data of Desc for the fiscal years 1997, 1998, 1999, 2000 and 2001. You should read this information in conjunction with the Financial Statements included elsewhere in this annual report.

The Financial Statements have been prepared in accordance with Mexican GAAP, which differ in significant respects from U.S. GAAP, in particular by requiring Mexican companies to recognize effects of inflation. Notes 17 and 18 to the Financial Statements provide a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to Desc, and a reconciliation to U.S. GAAP of Desc’s net income and shareholders’ equity. The effect of inflation accounting principles has not been reversed in the reconciliation to U.S. GAAP. Net income information included in the following tables consists of “majority net income,” as referred to in the Financial Statements, and therefore is net of minority interests attributable to third party equity interests in some of our subsidiaries, unless the context otherwise requires.

Mexico experienced high inflation in some of the periods covered by the Financial Statements. The annual rates of inflation in Mexico, as measured by changes in the NCPI, were 15.7% in 1997, 18.6% in 1998, 12.3% in 1999, 9.0% in 2000 and 4.4% in 2001. In accordance with Mexican GAAP rules on inflation accounting, the Financial Statements recognize effects of inflation and restate data for prior periods in constant Pesos of December 31, 2001. Accordingly, financial data for all periods in the selected consolidated financial information derived from the Financial Statements and presented below have been restated in constant Pesos of December 31, 2001.

Selected Consolidated Financial Information

	Year ended December 31,
	1997	1998	1999	2000	2001	Convenience Translation(15) 2001
	(In thousands, except for net income (loss) per share/ADS) and weighted average shares outstanding)
Income statement data:
Mexican GAAP:
Net sales	Ps. 24,484,247	Ps. 27,328,695	Ps. 26,445,249	Ps. 24,471,455	Ps. 20,639,099	$2,228,844
Cost of sales	17,827,368	19,689,608	19,059,886	18,213,161	15,393,175	1,662,330
Gross profit	6,656,879	7,639,087	7,385,363	6,258,294	5,245,924	566,514
Operating expenses	2,955,350	3,697,115	3,903,366	3,895,314	3,577,368	386,324
Operating income	3,701,529	3,941,972	3,481,997	2,362,980	1,668,556	180,190
Comprehensive financial result	72,246	(1,505,838)	466,191	(720,339)	(306,445)	(33,093)
Impairment of fixed assets	(33,620)	(39,401)	(230,457)	(158,721)	(92,092)	(9,945)
Other income (expense), net	14,932	(101,955)	(251,865)	(446,953)	(508,983)	(54,966)
Provision for income taxes and employee profit sharing	380,197	555,430	929,027	578,412	147,654	15,946
Equity in associated companies and unconsolidated subsidiaries	(63,242)	(138,210)	48,530	(10,756)	(114,086)	(12,320)
Income before extraordinary items, profit on the sale of subsidiaries, extraordinary items and change in accounting policy	3,311,647	1,601,138	2,585,369	447,799	499,296	53,920
Profit on the sale of subsidiaries	—	124,781	160,516	—	—	—
Extraordinary items	—	—	—	69,606	(282,083)	(30,463)
Change in accounting policy	—	—	—	130,290	—	—
Net consolidated income for the year	3,311,647	1,725,919	2,745,885	647,695	217,213	23,457
Minority interest	(568,184)	(544,274)	(725,601)	(360,695)	(175,859)	(18,991)
Majority net income	2,743,463	1,181,645	2,020,284	287,000	41,354	4,466
Majority net income per share(1)	1.81	0.78	1.36	0.20	0.03	0.00
Majority net income per ADS(2)	36.20	15.60	27.20	4.00	0.60	0.06
Dividends per share	0.18	0.66	0.00	0.62	0.30	0.03
Dividends per ADS(16)	3.60	13.20	0.00	12.40	6.00	0.60

U.S. GAAP amounts:
Net sales	Ps. 24,484,740	Ps. 27,326,369	Ps. 26,445,646	Ps. 24,478,876	Ps. 20,639,099	$2,228,844
Operating income	3,175,932	3,700,028	2,689,881	1,345,480	897,383	96,910
Majority net income (loss)	1,553,015	1,467,903	1,808,297	517,156	(121,850)	(13,159)
Majority net income (loss) per share(1)	1.02	0.97	1.21	0.36	(0.09)	(0.01)
Majority net income (loss) per ADS(2)	20.40	19.40	24.20	7.20	(1.80)	(0.20)
Dividends per share	$0.02	$0.07	$0.00	$0.07	$0.03	$0.03
Dividends per ADS(16)	$0.40	$1.40	$0.00	$1.40	$0.60	$0.60

Balance sheet data (at period end):
Mexican GAAP:
Assets:
Total current assets	Ps. 9,690,402	Ps. 10,201,214	Ps. 10,488,618	Ps. 11,467,783	Ps. 8,126,016	$877,540
Land held for development and real estate projects in progress	3,383,240	4,364,153	3,931,616	3,902,396	3,911,751	422,435
Property, plant and equipment, net	15,688,007	17,443,009	16,221,559	14,770,924	12,564,756	1,356,885
Total assets	30,775,162	35,183,321	33,733,780	33,526,207	27,494,608	2,969,180
Liabilities:
Short-term debt(3)	3,786,373	4,473,278	4,262,638	3,903,515	3,072,320	331,784
Long-term debt(4)	6,812,767	8,773,196	7,333,837	8,845,792	7,022,435	758,362
Total liabilities	14,021,150	17,356,654	15,451,373	19,179,837	15,496,640	1,673,503
Shareholders’ equity:
Capital Stock	10,559,966	10,557,247	10,557,042	10,555,486	10,555,487	1,139,901

	Year ended December 31,
	1997	1998	1999	2000	2001	Convenience Translation(15) 2001
	(In thousands, except for net income (loss) per share/ADS) and weighted average shares outstanding
Total shareholders’ equity including minority interest(5)	16,754,012	17,826,667	18,282,407	14,346,370	11,997,968	1,295,677
Total liabilities and shareholders’ equity(5)(6)	30,775,162	35,183,321	33,733,780	33,526,207	27,494,608	2,969,180

U.S. GAAP amounts:
Property, plant and equipment, net	Ps. 16,223,965	Ps. 18,165,395	Ps. 17,312,351	Ps. 15,959,109	Ps. 13,938,465	$1,505,234
Total assets	31,792,956	36,290,883	35,640,589	35,762,912	30,282,304	3,270,227
Short-term debt	3,786,373	4,473,278	4,262,638	3,903,515	3,072,320	331,784
Long-term debt	6,812,767	8,773,196	7,333,837	8,845,792	7,022,435	758,362
Shareholders’ equity(5)	10,973,266	10,572,930	11,096,176	9,859,348	9,041,731	976,429

Other data under Mexican GAAP:
Working capital(7)	Ps. 4,499,484	Ps. 4,868,083	Ps. 4,866,051	Ps. 6,047,386	Ps. 2,650,292	$286,209
Depreciation and amortization(8)	1,003,420	1,190,813	1,189,258	1,235,906	1,207,830	130,435
EBITDA(9)	4,704,949	5,132,785	4,671,255	3,598,886	2,876,386	310,625
Capital expenditures(10)	3,165,319	4,641,764	2,947,368	1,923,350	719,196	77,667
Investment in real estate projects(11)	168,592	568,948	414,310	698,053	699,801	75,572
Dividends paid	272,228	995,181	0	427,896	407,825	44,042
Dividends paid to minority interest	252,379	306,936	0	46,629	365,850	39,509
Number of employees	22,152	23,664	20,878	22,320	19,344	19,344
Weighted average shares outstanding	1,515,183	1,506,981	1,489,733	1,418,126	1,369,006	1,369,006

Net sales under Mexican GAAP:
Autoparts Sector	Ps. 10,016,662	Ps. 11,355,532	Ps. 11,332,462	Ps. 11,417,172	Ps. 9,397,929	$1,014,895
Chemicals Sector	9,098,736	8,828,659	7,930,339	8,263,335	6,868,608	741,750
Food Sector	4,778,517	6,183,885	6,236,482	3,733,284	3,546,165	382,955
Real Estate Sector	564,236	934,797	915,047	1,039,512	807,222	87,173
Desc(12)	26,096	25,822	30,919	18,152	19,175	2,071

Total	Ps. 24,484,247	Ps. 27,328,695	Ps. 26,445,249	Ps. 24,471,455	Ps. 20,639,099	$2,228,844

Cost of sales and operating expenses under Mexican GAAP:
Autoparts Sector	Ps. 8,512,532	Ps. 9,625,462	Ps. 9,524,164	Ps. 9,747,003	Ps. 8,365,555	$903,408
Chemicals Sector	7,630,629	7,469,192	6,954,193	7,718,991	6,391,651	690,243
Food Sector	4,154,779	5,626,965	5,813,487	3,691,920	3,471,717	374,915
Real Estate Sector	419,979	600,367	592,615	877,713	662,142	71,506
Desc(13)	64,799	64,737	78,793	72,848	79,478	8,582

Total	Ps. 20,782,718	Ps. 23,386,723	Ps. 22,.963,252	Ps. 22,108,475	Ps. 18,970,543	$2,048,654

Operating income under Mexican GAAP:
Autoparts Sector	Ps. 1,504,130	Ps. 1,730,070	Ps. 1,808,298	Ps. 1,670,169	Ps. 1,032,374	$111,487
Chemicals Sector	1,468,107	1,359,467	976,146	544,344	476,957	51,507
Food Sector	623,738	556,920	422,995	41,364	74,448	8,040
Real Estate Sector	144,257	334,430	322,432	161,799	145,080	15,667
Desc	(38,703)	(38,915)	(47,874)	(54,696)	(60,303)	(6,511)

Total	Ps. 3,701,529	Ps. 3,941,972	Ps. 3,481,997	Ps. 2,362,980	Ps. 1,668,556	$180,190

(1)
Net income per share was calculated by dividing net income by the weighted average number of shares outstanding during the period retroactively reflecting the 5:1 stock split effected on September 8, 1998.

(2)	Calculated as if the applicable number of outstanding shares were all represented by ADSs at a ratio of 20 weighted average shares outstanding per ADS.
(3)
At December 31, 2001, Ps.2,846,028 of short-term debt represented the Peso equivalent of Dollar-denominated borrowing and the balance of Ps.226,292 of short-term debt represented Peso-denominated borrowings.

(4)
Excludes current portion of long-term debt. At December 31, 2001, Ps.4,911,522 of long-term debt represented the Peso equivalent of Dollar-denominated borrowings, and the balance of Ps. 2,110,913 of long-term debt represented Peso-denominated borrowings.

(5)	Includes variable capital shares. See Note 13 to the Financial Statements for more information about shareholders’ equity.
(6)	Includes minority interest which does not constitute shareholders’ equity under U.S. GAAP.
(7)	Defined as current assets except for cash, less current liabilities except for short-term bank loans and current portion of long-term debt and notes payable.
(8)	Does not include amortization of goodwill or amortization of an inactive plant in our Autoparts Sector.
(9)
Defined as earnings before interest expense, tax, depreciation and amortization. We have included earnings before interest, taxes, depreciation and amortization (“EBITDA”) data as a convenience only, because some investors and analysts use it to measure a company’s ability to service debt. EBITDA is not a measure of financial performance under either Mexican GAAP or U.S. GAAP and should not be considered an alternative to net income as a measure of operating performance. In evaluating EBITDA, investors should consider that the methodology applied in calculating EBITDA may differ among companies and analysts. Investors relying on EBITDA should take into account that the amount of EBITDA may not be available for debt service due to other commitments and uncertainties in the operation of business.

(10)
Includes expenditures related to the Santa Fe shopping mall in which we had a 50.1% interest, including acquisitions of land, construction costs, permits, architects’ and engineering fees and related items. Does not include expenditures for other projects in our Real Estate Sector.

(11)
Includes expenditures made during the relevant period for acquisitions of land, construction costs, permits, architects’ and engineering fees and related items, other than expenditures related to the Santa Fe shopping mall.

(12)	Represents sales by services company.
(13)	Represents operating expenses allocable to the holding company.
(14)
For 1997, 1998 and 1999, reflects primarily the adjustment to market value of our investment in Grupo Financiero Santander Mexicano, which we sold in 2000. For 2000, reflects principally the equity in Paratec, S.A. de C.V. and Dynasol Elastómeros and for 2001 reflects equity in Aquanova, S.A. de C.V.

(15)
U.S. dollar amounts shown in the Financial Statements have been included solely for the convenience of the reader and are translated from Mexican pesos, as a matter of arithmetic computation only, at the rate quoted by Banco de México for December 31, 2001 of 9.26 Mexican pesos per U.S. dollar. Such translation should not be interpreted as a representation that the Mexican peso amounts have been, could have been, or could in the future be, translated into U.S. dollars at this or any other exchange rate.

(16)
Dividends per ADS was calculated by dividing the total dividends by the weighted average number of shares outstanding during the period retroactively reflecting the 5:1 stock split effected on September 8, 1998, and multiplying that amount by 20.

Exchange Rates

Since November 1991, Mexico has had a free market for foreign exchange. Until December 21, 1994, Banco de México, the Mexican Central Bank, kept the Peso-Dollar exchange rate within a range prescribed by the Mexican government through intervention in the foreign exchange market. Within the range, the Banco de México generally intervened to reduce day-to-day fluctuations in the exchange rate.

On December 21, 1994, the Mexican government announced its decision to suspend intervention by Banco de México and to allow the Peso to float freely against the Dollar. The Peso declined sharply in December 1994 and continued to fall under conditions of high volatility in 1995. During 1996 and 1997, the Peso did not fall as quickly and was less volatile. In the last quarter of 1997 and for most of 1998, the foreign exchange markets were affected significantly by the financial crises in Asia and Russia and financial turmoil in various other countries, including Brazil and Venezuela. The Peso depreciated against the Dollar by 2.65% in 1997 and 22.68% in 1998, appreciated against the Dollar by 4.24% in 1999, depreciated against the Dollar by 1.47% in 2000 and appreciated against the Dollar by 4.80% in 2001. There can be no assurance that the Mexican government will maintain its current policies concerning the Peso or that the Peso will not experience a significant depreciation or appreciation in the future.

Except for the period from September through December 1982 during the Mexican liquidity crisis, Banco de México consistently has made foreign currency available to Mexican private sector entities, such as Desc, to meet their foreign currency obligations and has not adopted any measure to control the availability of foreign currency since November 1991.

Nevertheless, if there were renewed shortages of foreign currency, Banco de México might not continue to make foreign currency available to private sector companies, and foreign currency needed by Desc to service foreign currency obligations might be available for purchase in the open market only at substantial additional cost.

The following table lists, for the periods indicated, the period-end, average, high and low Noon Buying Rate for the purchase and sale of Dollars, presented in each case as the average between the purchase and sale rates, expressed in Pesos per Dollar:

	Noon Buying Rate
Year Ended December 31,	High	Low	Average(1)	Period End
1997	8.410	7.717	7.917	8.070
1998	10.630	8.040	9.152	9.901
1999	10.600	9.242	9.553	9.480
2000	10.087	9.183	9.459	9.618
2001	9.972	8.946	9.334	9.156

Most Recent 6 months:
December 2001	9.245	9.090
January 2002	9.250	9.095
February 2002	9.170	9.048
March 2002	9.114	9.005
April 2002	9.375	9.002
May 2002	9.713	9.407

(1)	Average of month–end rates.

On June 28, 2002, the Noon Buying Rate was Ps.9.980 to $1.00.

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

RISK FACTORS

You should carefully consider the risk factors described below in addition to the other information presented in this document. If we do not successfully address any of the risks described below, we could experience a material adverse effect on our business, operating results and financial condition and the ADS price of Desc may decline. We cannot assure you that we will successfully address all of these risks.

Risk Factors Relating to Our Operations

Failure to receive dividends from our subsidiaries may affect our cash flows

We are structured as a holding company that operates through approximately 100 direct and indirect subsidiaries. Accordingly, we rely on dividends from our subsidiaries to generate the funds necessary to meet debt service obligations of Desc. The ability of our subsidiaries to pay dividends is subject to Mexican legal requirements, which provide that a corporation may declare and pay dividends only out of the profits reflected in its year-end financial statements (approved by its shareholders), only if such payment is approved by its shareholders, and then only after the creation of a required legal reserve and the set off or satisfaction of losses, if any, incurred in previous fiscal years. Dividends and other payments by some of our direct and indirect subsidiaries are shared with substantial minority shareholders of some of those subsidiaries. Therefore, Desc’s cash flows could be affected if it does not receive dividends from its subsidiaries.

Inability to renew technological assistance and licensing agreements may affect our competitive position and revenues

Some of our subsidiaries conduct all or a portion of their businesses through joint ventures or technological alliances with Mexican and non-Mexican partners. Certain of these partners and other Mexican and non-Mexican companies also license technology and other intellectual property (e.g., trade names) to these subsidiaries for use in the manufacture and sale of various products, including most autoparts. We believe that these ventures, alliances and license arrangements give us access to advanced technology that we otherwise would not be able to develop and provide us with important competitive advantages. However, we cannot assure that in the future certain of these partners will not prefer to conduct business directly in Mexico and terminate their relationships with us in view of the easing of the limitations on foreign investment, the reduction of import duties and tariffs that has occurred in recent years and as a result of the continued implementation of the North American Free Trade Agreement or for other reasons. Accordingly, we cannot assure you that we will be successful in renewing any of our technology, license, joint venture or other agreements or arrangements upon their expiration, in renewing these agreements or arrangements on terms as favorable as the present ones, in forming similar alliances with other partners or in developing equivalent technologies independently.

Environmental laws could result in added expenditures or liabilities

Our operations are subject to Mexican federal and state laws and regulations relating to the protection of the environment. The fundamental environmental law in the Mexican federal system is the Ley General del Equilibrio Ecológico y la Protección al Ambiente (the Mexican General Law of Ecological Balance and Environmental Protection or the “Ecological Law”). Under the Ecological Law, the Mexican government has implemented an aggressive program to protect the environment by promulgating rules concerning water, land, air and noise pollution, and hazardous substances. The Mexican government also has enacted regulations concerning the importation and exportation of hazardous materials and hazardous waste. In addition, Mexican regulatory authorities have promulgated various health and environmental regulations and standards, which are applicable to our pork business, in order to control and eliminate the spread of infections and other types of diseases in the Mexican Bajio region.

We, and particularly our Chemical Sector, use and produce a substantial amount of substances and emissions that are or could become subject to regulatory control. We believe that all of our facilities and real estate investments presently are in substantial compliance with applicable environmental laws and regulations as currently enforced. However, we have no basis for predicting what effect, if any, stricter enforcement of existing laws and regulations or the adoption of additional environmental laws and regulations would have on our results of operations, cash flows or financial condition.

Risks Relating to Autoparts Sector

The automotive industry is highly cyclical and could adversely affect our revenues and results of operations

Our Autoparts Sector is directly affected by domestic and foreign automotive production and sales. Automotive production and sales are highly cyclical and impacted by the strength of the economy generally, by prevailing interest rates and by other factors. The largest U.S. and foreign automobile manufacturers were affected by the slowdown of the U.S. economy and, therefore, have reduced or delayed their output, which has adversely affected Unik, as well as the automotive parts industry in Mexico. We cannot predict when the slowdown of the U.S. economy will end or make any assurances that it will not become more severe.

We are dependent on a small group of principal customers and the sales of certain products and the loss of these customers could affect our revenues and results of operations

Our largest customers in our Autoparts Sector are DaimlerChrysler, Ford, General Motors, Volkswagen and Renault-Nissan. In 2001, these customers represented 58% of our total sales, of which DaimlerChrysler accounted for 21%, General Motors accounted for 15%, Ford accounted for 12%, Volkswagen accounted for 5% and Renault-Nissan accounted for 5%, and aggregate sales to Original Equipment Manufacturers (“OEMs”) represented 83% of our total autoparts sales. Although we have had a long-standing relationship with each of these customers, if we lost any significant portion of our sales to any of these customers, it would adversely affect our business and operating results.

In 2001, a significant percentage of our sales was derived from the following products: transmissions (26.3%), front and rear axles (17.1%), pickup boxes and stamping products (12.8%), constant velocity joints (11.5%), tappets, pistons and piston pins (6.0%), proppeller shafts (6.3%) and aluminum and steel wheels (4.9%). A significant decrease in the sales of any of these products could also adversely affect our business and operating results.

The OEM supplier industry is highly competitive, which could affect our net sales and operating expenses

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

Labor relations may affect our revenues and results of operations

We consider our relations with our employees and their union representatives to be on good terms, but cannot assure you that future contract negotiations with union representatives will be favorable to us or that a change in the nature of these relationships will not result in labor interruptions, or that work stoppages or other labor unrest will not occur in the ordinary course of these relationships.

Risks Relating to our Chemical Sector

Our chemicals business is cyclical and may be adversely affected by events and conditions beyond our control

The chemicals industry is a highly cyclical business. Ethylene- and Benzene- derivative products, such as petrochemicals, are particularly heavily impacted by the business cycles of the chemicals industry. Our chemicals business may also be affected by other events or conditions that are beyond our control, including changes or developments in domestic or foreign economic markets, increases in natural gas prices or the cost of raw materials, competition from other chemicals manufacturers, changes in the availability or supply of chemical products generally and unscheduled downtime of plants. These external factors may cause fluctuations in the demand for our chemical products and fluctuations in our prices and our margins, which may adversely affect our financial results, income and cash flow.

The principal raw materials used in our chemicals business (styrene monomer, butadiene and natural gas) are subject to substantial price fluctuations, which may adversely affect the financial results of our Chemical Sector; however, the current depressed price of these principal raw materials has had a positive effect on our margins for synthetic rubber and polystyrene. We cannot predict when the prices of these principal raw materials will recover.

Material events affecting our customers may affect the results of operations of our Chemical Sector

Our sales volumes of synthetic rubber and carbon black have decreased because of the shutdown of three tire manufacturing facilities, one of which occurred in 2000 and the other two in 2001 (one of which subsequently reopened in May 2002). We have partly offset the reduction in sales volume by increasing our sales to new and existing customers. We are unable to predict and, therefore, cannot plan for events such as these. In addition, the slowdown of the U.S. economy has increased competition from U.S. and other chemical manufacturers, which has put added pressure on the pricing of our products.

Risks Relating to our Food Sector

A decrease in the supply of tomatoes and hot peppers may adversely affect our sales in the Food Sector

Our domestic and U.S. branded food operations may be adversely affected if there is a shortfall in the tomato harvests in Mexico or the United States and, to a lesser extent, the hot pepper harvests in Mexico. The size of the harvest of these products varies based upon weather conditions and other factors, none of which is within our control.

The prices of our pork products may decline as a result of lower-priced U.S. pork imports

In May 2002, the U.S. Farm Security and Rural Investment Act of 2002 (the “Farm Bill”) was enacted into law, which, among other things, grants subsidies to U.S. pork producers. As a result of these subsidies, U.S. pork producers have been exporting pork to Mexico at prices below the Mexican market. Mexican pork producers are considering adopting several protective measures in response to these exports. These lower-priced U.S. pork imports may result in the depression of Mexican pork prices and, thereby, reduce our net sales and adversely affect our results of operations.

Risks Relating to our Real Estate Sector

The value of our real estate investments is subject to factors and conditions outside of our control

Our revenue from real estate operations and the value of our real estate properties are affected by many factors outside of our control, including the overall economic conditions in Mexico and the conditions of the Mexican Real Estate Sector. Our real estate business would be adversely affected if these external factors led to reduced demand for our properties or to increased costs and we were not able to reflect this increase in the price of our projects.

Risks Relating to Our Controlling Shareholder and Capital Structure

Certain members of the Senderos family effectively control our management and their interests may differ from those of other securityholders

As of April 25, 2002, the date of our last general shareholders’ meeting, Fernando Senderos Mestre, our chairman and chief executive officer, and his immediate family approximately own (beneficially or of record) 61.41% of our Series A shares, 49.74% of our Series B shares and 28.85% of our Series C shares. As a result of the shares owned by the Senderos family together with additional shares as to which Fernando Senderos Mestre exercises voting control (see Item 6. “–Compensation of Directors and Officers” for information about these additional shares), the Senderos family has the power to elect a majority of our board of directors, to control the general management of Desc and to determine the outcome of substantially all matters requiring shareholder approval, including the payment of dividends, except in those limited instances requiring the vote of the holders of the Series C shares.

Future sales of our shares by the controlling shareholder may affect the stock prices of our securities

Sales of Desc shares held by the Senderos family may adversely affect the trading price of the Series A, Series B and Series C shares on the Bolsa Mexicana de Valores, S.A. de C.V. (the “Mexican Stock Exchange”) and the price of the ADSs on the New York Stock Exchange (“NYSE”). The Senderos family is not subject to any contractual restrictions that limit their right to dispose of their Series A, B and C shares. Members of the Senderos family have been shareholders of Desc since its inception in 1973 and, as long-term investors, we believe that their current intention is to maintain their shareholdings in Desc.

Market for the ADSs and the Series C shares is limited

The Series C shares are listed on the Mexican Stock Exchange, which is Mexico’s only stock exchange. There is no public market outside of Mexico for the Series C shares. The ADSs are listed on the NYSE. The Mexican securities market is not as large or as active as securities markets in the United States and certain other developed market economies. As a result, the Mexican securities market has experienced less liquidity and more volatility than has been experienced in such other markets. These market characteristics may limit the ability of a holder of ADSs to sell the underlying Series C shares and may also affect the market price of the Series C shares and the ADSs.

Desc is subject to different corporate disclosure and accounting standards than U.S. companies

As a listed company, we are required to provide annual audited and quarterly unaudited financial information to the Mexican Stock Exchange and the Comisión Nacional Bancaria y de Valores (the National Banking and Securities Commission or the “CNBV”) and to file certain information with the SEC pursuant to U.S. law. However, you may not be able to obtain as much publicly available information about foreign issuers of securities traded in the United States as is regularly published by or about U.S. issuers of publicly traded securities.

Mexican companies must prepare their financial statements in accordance with Mexican GAAP. Mexican GAAP differs in significant respects from U.S. GAAP, including, but not limited to, the treatment of capitalized interest, deferred income taxes, minority interest, amortization of negative goodwill and inventory valuations. In particular, all Mexican companies must incorporate the effects of inflation directly in their accounting records and in published financial statements. The effects of inflation accounting under Mexican GAAP are not eliminated in a reconciliation to U.S. GAAP. For this and other reasons, the presentation of Mexican financial statements and reported earnings may differ from that of U.S. companies. See Notes 17 and 18 to the Financial Statements.

Holders of ADSs are not entitled to attend shareholders’ meetings, and they may only vote through the Depositary

Under our bylaws, a shareholder must deposit its shares with our secretary or with a Mexican custodian in order to attend a shareholders’ meeting. A holder of ADSs will not be able to meet this requirement, and accordingly is not entitled to attend shareholders’ meetings. A holder of ADSs also will not be permitted to vote its shares directly at a shareholders’ meeting or to appoint a proxy to do so. Rather, a holder of ADSs is entitled to instruct the Depositary as to how to vote its shares represented by the ADS in accordance with the procedures provided in the deposit agreement with respect to the ADSs.

You may not be entitled to participate in any future preemptive rights offering, which may result in a dilution of your equity interest in Desc

Under Mexican law, if we issue new shares for cash as a part of a capital increase, we generally must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in Desc. Rights to purchase shares in these circumstances are commonly referred to as preemptive rights. We may not legally be permitted to allow holders of ADSs in the United States to exercise preemptive rights in any future capital increase unless (1) we file a registration statement with the SEC with respect to that future issuance of shares or (2) the offering qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, as well as the benefits of preemptive rights to holders of ADS in the United States and any other factors that we consider important in determining whether to file a registration statement.

We cannot make any assurances that we will file a registration statement with the SEC to allow holders of ADSs in the United States to participate in a preemptive rights offering or that an exemption from the registration requirements of the U.S. Securities Act of 1933 will be available. As a result, the equity interests of holders of ADSs would be diluted to the extent that ADS holders cannot participate in a preemptive rights offering. See Item 10. “Additional Information—Bylaws—Share Capital” for additional information concerning the ability of holders of Series C shares to participate in preemptive offerings.

Minority shareholder protections in Mexico are different from those in the United States

Under Mexican law, the protections provided to minority shareholders are different from those in the United States. Specifically, the law respecting fiduciary duties of directors is not well developed, there is no procedure for class actions or shareholder derivative actions and the procedural requirements for bringing shareholder lawsuits are different. Therefore, it may be more difficult for minority shareholders to enforce their rights against us, our directors or our controlling shareholder than it would be for minority shareholders in the United States.

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

In the second half of 1997 and in 1998, economic crises in Asia, Russia, and Brazil resulted in very volatile global financial conditions, large outflows of capital from emerging market countries such as Mexico, and volatile exchange rates for emerging markets’ currencies such as the Peso. As a result, Mexico experienced higher interest rates, slower economic growth and higher inflation during the second half of 1997 and during all of 1998. Mexican interest rates, which had declined to an average of 19.7% per annum in 1997, increased in 1998 to an average of 24.7% per annum. Gross Domestic Product, or “GDP”, growth declined from 6.76% in 1997, to 4.83% in 1998. Inflation, which had declined to 15.7% in 1997 increased to 18.6% in 1998.

The current slowdown in the U.S. economy has adversely affected the Mexican economy and our businesses. In particular, the slowing U.S. economy has led to a decrease in automotive production in the United States, which has affected our autoparts business. Although we believe that the actions taken by the U.S. Federal Reserve Board in lowering interest rates may accelerate a recovery of the U.S. economy, we cannot provide any assurance that this downturn will not continue or become more severe.

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

In the Mexican national elections held on July 2, 2000, Vicente Fox of the opposition National Action Party (Partido Accion Nacional or “PAN”) won the presidency, and he assumed office on December 1, 2000. His victory ended more than 70 years of presidential rule by the Institutional Revolutionary Party (the Partido Revolucionario Institucional or “PRI”). Neither the PRI nor the PAN succeeded in securing a majority in the Mexican Congress or Senate.

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

As of June 2002, 68% of our indebtedness was in Dollars and 32% was in Pesos, and we may incur additional non-Pesos-denominated indebtedness in the future. In addition, the price we pay for certain raw materials is set by reference to international prices fixed in currencies other than Pesos, and the majority of our purchases of equipment are Dollar-denominated. Consequently, declines in the value of the Peso relative to other currencies will increase our interest costs in Pesos and result in foreign exchange losses, and will increase the Peso cost of certain of our raw materials and capital expenditures. We generally do not hedge against the risk of exchange rate fluctuations.

Foreign currency availability may impair our ability to make Dollar-denominated payments

Except for the period from September through December 1982 during the Mexican liquidity crisis, Banco de México consistently has made foreign currency available to Mexican private sector entities, such as Desc, to meet their foreign currency obligations and has not adopted any measure to control the availability of foreign currency since November 11, 1991. Nevertheless, if there were renewed shortages of foreign currency, Banco de México might not continue to make foreign currency available to private sector companies, and foreign currency needed by Desc to service its foreign currency obligations might be available for purchase in the open market only at a substantial additional cost.

An increase in inflation may adversely affect our financial condition and results of operation

During most of the 1980s and in 1995 and 1996, Mexico experienced high levels of inflation. In the past, inflation has led to high interest rates, devaluations of the Peso and (during the 1980s) substantial government controls over exchange rates and prices, which at times adversely affected our operating revenues and margins. High rates of inflation relative to the rate of devaluation of the Peso against the Dollar reduce our operating margins in business segments where costs are generally denominated in Pesos while sales are denominated in Dollars, such as autoparts. The annual rates of inflation, as measured by changes in the NCPI, were 12.3%, 9.0% and 4.4% for the years 1999, 2000 and 2001, respectively. We cannot assure you that Mexico will not experience high inflation in the future.

Developments in other emerging market countries may affect our business or the market price of our securities

The market value of securities of Mexican companies to varying degrees is affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. For example, in October 1997, prices of both Mexican debt securities and Mexican equity securities dropped substantially due to a sharp drop in the value of Asian markets. Similarly, during the second half of 1998, prices of Mexican securities were adversely affected by the economic crises in Russia and Brazil. A serious deterioration in the political and economic situation in Argentina occurred in December 2001, including high inflation levels and the rapid devaluation of the Argentine peso against the Dollar (which has not had the same affect on Mexico as has been the case with previous emerging market country crises). We can make no assurance that the market value of our securities would not be adversely affected by events elsewhere, especially in emerging market countries.

Item 4.    Information on our Company

History and Development of our Company

Desc is a corporation (sociedad anónima de capital variable) organized under the laws of Mexico. It was incorporated in 1973 under the name “Desc, Sociedad de Fomento Industrial, S.A. de C.V.” On April 28, 1994, we changed our name to “Desc, S.A. de C.V.” The duration of Desc is 99 years from the date of its incorporation.

Our executive offices are located at Paseo de los Tamarindos 400-B, Bosques de las Lomas, 05120 México, D.F., México, and our telephone number at that address is (5255) 5261-8000.

Desc’s agent for service for actions brought by the SEC pursuant to the requirements of the U.S. federal securities laws is CT Corporation System, which is located at 111 Eighth Avenue, 13th Floor, New York, NY 10011.

Principal Capital Expenditures and Divestitures

The following table lists our capital expenditures and other investments by business segment for the periods shown. Capital expenditures and other investments may include investments in or acquisitions of assets or the capital stock of existing businesses. A more-detailed explanation of Desc’s principal capital expenditures and divestitures is described under each of the business segments below.

	Year ended December 31,
	1999	2000	2001
	(In millions)
Autoparts Sector	Ps. 906.9	Ps. 1,145.6	Ps. 305.7
Chemical Sector	994.3	350.8	239.9
Food Sector	806.0	331.3	168.7
Real Estate Sector(1)	631.4	791.8	702.3
Desc	23.1	1.9	2.4

Total	Ps. 3,361.7	Ps. 2,621.4	Ps. 1,419.0

(1) Includes investments in real estate projects and investments in real estate for rent.

Business Overview

General

We are a diversified holding company and one of the largest companies in Mexico. We are engaged in four principal sectors: autoparts, chemicals, food and real estate. Our autoparts business is conducted through Unik, which is a wholly owned subsidiary as well as a holding company with no significant operations. Our food business was conducted through our wholly owned subsidiary, Agrobíos, S.A. de C.V. until December 1999, when Agrobíos was merged into Desc. As a result of the merger, our food business now is conducted through three principal operating subsidiaries: Agroken, S.A. de C.V. (pork), a wholly owned subsidiary, Corfuerte, S.A. de C.V. (the surviving corporation after a merger between Grupo Corfuerte, S.A. de C.V. and Corfuerte, S.A. de C.V.) (branded foods in Mexico), a wholly owned subsidiary, and Authentic Acquisition Corporation, Inc. (“Authentic Acquisition Corporation”) (branded foods in the U.S.), a wholly owned subsidiary. Our chemical business was conducted through Girsa until December 2001, when Girsa was merged into Desc. As a result of the merger, our chemical business is now conducted by Desc through Girsa Corporativo, S.A. de C.V., a wholly owned subsidiary of Desc. Our real estate business was conducted through Dine until May of 2002, when Dine was merged into Desc. Our real estate business is now conducted by Desc through its real estate subsidiaries.

The following charts depict the percentage of our 2001 consolidated net sales and operating income by business segment:

The following chart depicts the percentage of book value of our investments in each of our business segments at December 31, 2001:

Sales information by geographic market

The following table shows the approximate aggregate sales of Desc’s products for each of the past three years by geographic region:

	Net sales for the years ended December 31,
Region	1999	2000	2001
	(Thousands of Pesos)
Continental Europe	Ps. 377,261	Ps. 399,754	Ps. 604,593
North America	9,181,815	9,126,647	7,228,481
Asia	552,032	638,135	669,768
México(1)	15,887,026	13,744,719	11,285,969
Rest of the world	447,115	562,200	850,288

Total	Ps. 26,445,249	Ps. 24,471,455	Ps. 20,639,099

(1)	In 1999, we divested our poultry business.

Autoparts

Our autoparts business, which is conducted through our wholly owned subsidiary Unik, manufactures 41 different types of autoparts products, including light, medium and heavy duty manual transmissions and clutches, constant velocity joints, rear and front traction axles, tappets, pistons and piston pins, pick-up truck bodies and other stamped metal products, propeller shafts, steel and aluminum wheels, gears, gaskets, seals, alternators, ignition coils and spark plugs.

We are one of the largest independent autoparts manufacturers in Mexico. For the years ended December 31, 1999, 2000 and 2001, our autoparts business contributed 51.9%, 69.1% and 59.7%, respectively, of our consolidated operating income and 42.9%, 46.7% and 45.5%, respectively, of our consolidated net sales.

The following table presents the net sales generated by our principal autoparts parts products for the years ended December 31, 1999, 2000 and 2001, and the percentage of this segment’s 2001 net sales that is represented by these products:

	Net sales						% of net sales
	1999		2000		2001		2001
	(Thousands of Pesos)
Transmissions	Ps. 4,003,862	(1)	Ps. 3,391,782	(1)	Ps. 2,475,273		26.3%
Rear and front traction axles	1,620,515		1,805,557		1,603,669		17.1
Pick-up truck bodies and other stamped metal products	976,542		1,289,570		1,207,072		12.8
Constant velocity joints	1,070,363		1,174,007		1,083,903		11.5
Motor valves and tappets, pistons and piston pins	1,104,825		924,015		564,779	(2)	6.0
Propeller shafts	728,344		708,489		592,817		6.3
Steel and aluminum wheels	486,101		665,005		460,818		4.9
Gears	460,502		445,815		364,478		3.9
Other autoparts	881,408		1,012,932		1,045,120		11.2

Total	Ps. 11,332,462		Ps. 11,417,172		Ps. 9,397,929		100.0%

(1)	Includes sales from our clutch business, which we sold in July 2001.
(2)
During October 2001, Desc swapped 60% of its valve business for 40% of TRW Inc.’s piston business (pistons, pins and tappets). As a result, TRW acquired 100% of the valve business and Unik retained 100% of the pistons, pins and tappets business and the “Moresa” brand.

Unik’s capital expenditures during 2001 were $32.1 million. These funds were used mainly to expand and modernize our plants for axles, forgings, gears, constant velocity joints and transmissions. Our technological improvement projects continue to be state of the art.

Our autoparts business has received numerous quality awards from the Mexican government, clients and joint venture partners. Transmisiones y Equipos Mecánicos S.A. de C.V. (“Tremec”), our subsidiary which manufactures manual transmissions, received the “Zero Defects” award from Renault-Nissan and from the Mexican government the National Award for Electric Power Saving in 2001, the National Technology Award in 2000 and the National Export Award in 1998. In addition, Tremec was a finalist for the National Quality Prize in 2001 and received the “Supplier of the Year” award from General Motors in 1997. Cardanes, S.A. de C.V., our subsidiary that manufactures propeller shafts and universal joints, received the “Dana Quality Leadership Process” and the “Supplier of the Year” from General Motors in 2001. Pintura, Estampado y Montaje, S.A. de C.V. (PEMSA), our subsidiary that manufactures pick-up bodies and other stamped metal products, and Velcon, S.A. de C.V., our subsidiary which manufactures constant velocity joints, each also received a “Supplier of the Year” award from General Motors in 2001, and Pistones Moresa, S.A. de C.V., our subsidiary which manufactures pistons, received this award in 1998. In 2001, Velcon, TF Victor and Morestana received the “Yurio Shoh” award from Nissan. In 1998, Tremec was awarded the Shingo Prize for Excellence in Manufacturing, which recognizes manufacturing excellence in the United States, Canada and Mexico and is considered one of the “Triple Crown” of industrial excellence awards, along with the Baldridge National Quality Award and the Deming Prize. The Shingo Prize is administered by the College of Business at Utah State University in partnership with the National Association of Manufacturers of the U.S. We believe that these awards are attributable, in part, to the ongoing implementation of Unik’s total quality improvement efforts. All of our plants that supply OEMs are QS–9000 certified, which qualifies them as approved suppliers to DaimlerChrysler, Ford and General Motors and Tremec, Cardanes and TF Victor have received 1S0-14001 certification, which is an international standard for environmental management.

Market overview; competition

We sell autoparts to domestic OEMs for installation in new cars and trucks, as well as to distributors for resale in the autoparts aftermarket. Our significant OEM customers include DaimlerChrysler, Ford, Freightliner, General Motors, John Deere, Kenworth, Navistar, Renault-Nissan, Ssangyong, Volkswagen, Volvo and ZF-Meritor.

Both the OEM market and the aftermarket for autoparts are highly competitive with regard to price and quality. We compete with numerous domestic and foreign manufacturers of autoparts. We continually seek to maintain a competitive advantage over other manufacturers with respect to productivity and product quality. We accomplish this in part through technical assistance and license agreements with leading foreign manufacturers of autoparts, the development of our own technology, our knowledge of the markets in which we compete and our ability to achieve manufacturing efficiencies.

The table below presents information concerning our domestic and export sales of autoparts. Approximately 92% of our exports of autoparts are to the United States and Canada.

	% of net sales
	1999	2000	2001
Domestic market
OEMs	19%	21%	18%
Aftermarket	17%	17%	17%
Export market(1)	64%	62%	65%
Total export sales ($ in millions)	$638.1	$686.6	$638.1

(1)	Includes “indirect” exports by OEMs that purchase parts from us.

Technological assistance and licensing agreements

Most of our major autoparts are produced using technology and licenses from leading international automobile manufacturers and autoparts producers. Through these arrangements, we have access to up-to-date technology necessary to manufacture automotive components competitively in world markets. In many cases, these arrangements not only provide us with technological information, but also give us access to worldwide markets and customers. The following are the most significant of these arrangements:

Licensor	Product
Dana Corporation	Rear and front traction axles, propeller shafts and universal joints
GKN Industries Limited	Constant velocity joints
Hayes Lemmerz International, Inc.	Steel wheels and aluminum wheels
Delphi Automotive Systems Corporation	Spark plugs

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

We also are partners with some of these foreign manufacturers in joint venture companies that produce various automobile parts utilizing technology licensed by the foreign joint venture partner. In the fourth quarter of 2000, we restructured the ownership of Velcon, our joint venture with Dana Corporation and GKN Industries Limited, which manufactures constant velocity joints. As a result of this restructuring, Unik increased its ownership to 51%, GKN increased its ownership to 49% and Dana exited this subsidiary.

During October 2001, Desc reached an agreement to swap 60% of its valve business for 40% of TRW Inc.’s piston business (pistons, pins and tappets). This transaction ended the partnership between TRW and Unik, as TRW acquired 100% of the valve business. However, Unik retained 100% of the pistons, pins and tappets business and retained the “Moresa” brand, a leader in the Mexican autoparts market. During July 2001, Desc sold its heavy duty and medium duty truck clutch business of Transmisiones TSP, S.A. de C.V. to Eaton Corporation.

The following is a list of the most significant of our joint ventures and the percentage ownership of the foreign partner in the joint venture:

Joint Venture Partner	Joint Venture Company	% Ownership By Joint Venture Partner
Dana Corporation	Spicer, S.A. de C.V.	49.0
GKN Industries Limited	Velcon, S.A. de C.V.	49.0
Hayes LemmerzInternational, Inc.	Hayes Wheels de México, S.A. de C.V.	40.0
Delphi Automotive Systems Corporation	Bujías Mexicanas, S.A. de C.V.	40.0

Distribution arrangements

Our autoparts products generally are sold by means of purchase orders which require us to supply products for particular model releases during finite terms of up to six months. We have been seeking to increase our participation in the export market, and our autoparts exports have increased 38.5% from $461.2 million in 1997 to $638.1 million in 2001. In 1997, exports represented 58% of Unik’s total sales, while in 2001 exports represented 65% of its total sales.

Suppliers

The primary raw materials for the autoparts products that we manufacture are iron castings, steel and aluminum. We believe that the markets for these materials are highly price competitive, and we have never experienced difficulty in obtaining these commodities. We believe that there will continue to be a large number of producers of the requisite castings, steel and aluminum, and adequate worldwide supplies of these materials, for the foreseeable future.

Properties/plants

During the past few years, we have implemented a modernization program to improve our existing autoparts manufacturing facilities and also build new facilities to replace outdated facilities. We invested approximately Ps.906,916 in this program in 1999, Ps.1,145,618 in 2000 and Ps.305,662 in 2001. We believe that the resulting improvements in efficiency, the increased flexibility in utilizing excess plant capacity and decreases in fixed costs derived from the this modernization program have enabled us to improve operating margins from 1999 levels, although the improved margins also reflect the increase of capacity utilization from 70% in 1999 to 75% in 2000. In 2001, the average capacity utilization decreased to 63% because of the economic slowdown in the U.S.

We produce our autoparts at 21 plants located throughout Mexico and one plant located in the United States. The following table presents the principal products produced at each of the most significant of these plants and their locations and their respective rates of utilization:

Products	Location of plant	Utilization
Front and rear axles	La Presa, Estado de México	63%
Heavy-duty transmissions and clutches	Pedro Escobedo, Querétaro; Knoxville, Tennessee	30%
Light and medium-duty manual transmissions	Querétaro, Querétaro	65%
Steel wheels	Tlalnepantla, Estado de México	57%
Aluminum wheels	Chihuahua, Chihuahua	33%
Pistons	Celaya, Guanajuato; Saltillo, Coahuila	50% 89%
Pick-up truck bodies and other stamped metal parts	Celaya, Guanajuato	80%
Constant velocity joints	Celaya, Guanajuato	82%
Ignition coils, alternators	Tlalnepantla, Estado de México	57%
Spark plugs	Tlalnepantla, Estado de México	31%

Products	Location of plant	Utilization
	México
Propeller shafts and universal joints	Querétaro, Querétaro	65%
Steel forging	Tlaxcala, Tlaxcala; Querétaro, Querétaro	53%
Gears	Querétaro, Querétaro	82%
Gaskets and seals	Naucalpan, Estado de México	51%
Piston pins	Celaya, Guanajuato	47%
Tappets	Aguascalientes, Aguascalientes	58%

Chemicals

We conduct our chemical business through Girsa Corporativo, S.A. de C.V., a wholly owned subsidiary of Desc. The Chemical Sector produces and sells chemicals and is the leading (and in some cases the only) producer of some of these chemical products in Mexico. Our main chemical products include synthetic rubber, polystyrene, carbon black, methyl methacrylate or MMA, specialty lattices, phosphates, acrylics, natural pigments, laminates, particle board, adhesives and glues, waterproofing additives and sealants. For the years ended December 31, 1999, 2000 and 2001, the Chemical Sector contributed 28.0%, 23.0% and 28.6%, respectively, of our consolidated operating income, and 30.0% and 33.8% and 33.3%, respectively, of our consolidated net sales.

The following table presents the net sales generated by our principal Chemical Sector products for the years ended December 31, 1999, 2000 and 2001, and the percentage of this segment’s 2001 net sales that is represented by these products:

	Net sales			% of net sales
	1999	2000	2001	2001
	(Pesos in thousands)
Synthetic rubber	Ps. 1,523,426	Ps. 2,084,782	Ps. 1,772,751	25.8%
Phosphates	1,491,551	1,326,794	1,202,383	17.5
Polystyrene	878,427	1,324,075	1,033,254	15.0
Carbon black	718,223	695,604	535,463	7.8
Particle board & laminates	643,159	632,109	382,018	5.6
Fester products (mainly asphalt coatings) and Acritón Products (mainly acrylic waterproofing)	563,556	485,760	441,984	6.4
Acrylics sheet	448,721	483,120	417,328	6.1
Adhesives and sealants	408,331	450,573	414,574	6.0
Natural pigments	592,107	592,107	199,131	2.9
Phenol	515,547	324,604	377,735	5.5
Emulsions (specialty lattices)	147,291	122,718	91,987	1.3

Total	Ps. 7,930,339	Ps. 8,263,335	Ps. 6,868,608	100.0%

Our chemical products are used in the manufacture of a wide variety of other products, including asphalt and plastic modifiers, disposable packaging, tires and other industrial rubber goods, automotive rubber parts, footwear and carpeting. We sell our chemical products in Mexico and export markets, exporting products to over 50 countries in 2001. Our export sales were $228.7 million in 2001 and $254 million in 2000.

Resirene, S.A. de C.V. (“Resirene”), a subsidiary of Desc which manufactures polystyrene, won the National Quality Award in 2000. We are the only business in Mexico that has received this award five times (with our autoparts subsidiary Engranes Cónicos having received the award in 1994, our autoparts subsidiary Velcon having received the award in 1995, our chemical subsidiary Industrias Negromex, S.A. de C.V. (“INSA”), which manufactures synthetic rubber, having received the award in 1996 and our chemical subsidiary Nhumo S.A. de C.V. (“Nhumo”), which manufactures carbon black, having received the award in 1997). In addition, INSA, Nhumo, and Resirene and our subsidiaries Bioquimex Natural, S.A. de C.V., Plastiglás de México, S.A. de C.V., Rexcel, S.A. de C.V., Quimir, S.A. de C.V. and Industrias Resistol, S.A de C.V., each has received ISO-9002 or ISO-9001 certification, which are international standards for quality management and assurance adopted by more than 90 countries, thus enhancing our reputation as a reliable, high quality supplier of chemicals. In 1997, Nhumo became the first carbon black business in the world to receive ISO-14001 certification, an international standard for environmental management.

Market overview; competition

Desc is Mexico’s only producer of synthetic rubber, methyl methacrylate and carbon black, and has a leadership position in the production of polystyrene. The majority of our chemical products are sold in both the domestic and export markets. The domestic market accounted for 68% of our chemicals sales in 2001, and the export market accounted for 32% of such sales. We compete with foreign companies in chemicals such as Shell, Dow Chemical, ICI,

BASF, Degussa, Georgia Gulf, Firestone, Albright & Wilson, FMC, Cyro, Wilson Art International, McMillan and Helm in both the Mexican and international markets.

Certain of our products, such as low-pressure laminates, glues, adhesives, acrylic and asphalt roofing systems, however, are sold primarily in the domestic market, where we compete with companies such as National Starch, HB Fuller, Henkel, Alkoat, Johns Mansville and Comex. We believe that we have a leadership position in the production of phosphates, acrylic laminates, natural pigments and laminated plastics and that we are the national leader in adhesives, glues and sealants. Our Resistol brand name is the most widely-recognized brand name for adhesives and glues throughout Mexico. We consider our Resistol, Fester, Acritón and Resikón brand names and the extensive national distribution systems for these lines of products to be significant competitive advantages.

The chemicals industry is a cyclical business that has experienced depressed conditions since 1998 resulting in lower prices. Although we believe that the chemicals industry has begun to recover and that our focus on specialty products and low-cost production during the last few years is likely to mitigate the effects of adverse conditions in the global chemicals market, this might not be the case.

Technology

With respect to the majority of our chemical businesses, we utilize proprietary technology that we have developed or acquired from third parties. Our carbon black business, for example, utilizes technology developed by Cabot Corporation, our partner in this business and a world leader in carbon black research, development and production. Our polysterene business utilizes technology originally licensed from Monsanto which the Chemical Sector has improved and adapted over the years. Similarly, our synthetic rubber business utilizes technology originally licensed from Phillips Petroleum which the Chemical Sector has improved and adapted over the years. More recently, we have entered into reciprocal technological exchange agreements in connection with our joint ventures in synthetic rubber with Repsol Química, which is a world leader in synthetic rubber research, development and production.

Supply arrangements and suppliers

Petróleos Mexicanos (“Pemex”) is one of the principal suppliers of raw materials to our chemical businesses. We have executed agreements with Pemex with respect to styrene monomer, hydrogen cyanide, carbon black feedstock, natural gas and methanol. These agreements contain contractual assurances as to product quality and volumes and provide for competitive pricing. We also purchase raw materials from numerous other domestic and foreign suppliers. The market for these raw materials is highly price competitive and we believe that there generally is an adequate supply of these raw materials.

Products

The following table presents information with respect to our chemical products:

Product	Principal Uses	Raw Materials Necessary to Produce Product
Synthetic rubber	Production of tires, footwear, asphalt and plastic modifiers, adhesives, industrial rubber products, automotive engines and other autoparts	Butadiene and styrene
Polystyrene	Production of plastics for disposable packaging, home appliances, cassettes, compact discs, light fixtures, school supplies and office equipment	Styrene monomer
Carbon black	Production of tires, ink, hoses, belts and other products using rubber	Carbon black feedstock and natural gas
MMA	Acrylic sheets’ raw material	Acetocianhydrine Methanol
Specialty lattices	Production of carpeting, chewing gum, rubber, paper and tissues	Butadiene and styrene monomer
Phosphates	Detergents, water treatment and soft drink production	Phosphoric acid and soda ash
Natural pigments	Coloring of poultry, egg yolks, and shrimp skin	Paprika meal, Marigold meal, Oleoresin
Acrylic sheets	Manufacturing of signs, displays, advertisements and safety devices.	MMA
Particle boards and laminates	Manufacturing of furniture, office and home products, kitchen countertops and tabletops, and floors	Wood shavings, Melanin, Urea
Adhesives and glues	School, home and office supplies, shoes manufacturing, furniture manufacturing and carpentry	Cloroprene, vinyl acetate
Waterproofing sealants and additives	Manufacturing of construction-related products	Monomer acrylic resins

The synthetic rubber business is the largest business of the Chemical Sector. In 2001, the synthetic rubber business contributed 25.8% of the Chemical Sector’s net sales. We are the only manufacturer of synthetic rubber in Mexico. We produce both solution rubber and emulsion rubber, as well as elastomers, thermoplastics and specialty rubbers. We are a leader in the manufacture of asphalt modifying rubbers, which we sell to highway paving companies in the United States and more recently also in Europe. Our synthetic rubber products are exported to over 40 countries, principally the United States, Canada and countries in Europe, South America and the Far East. In 2001, exports accounted for approximately 80% of our synthetic rubber sales.

In November 1998, Girsa and Uniroyal Chemical Company, a subsidiary of Crompton and Knowles Corporation, formed a joint venture, Paratec, S.A. de C.V., to produce and market Uniroyal’s Paracril® nitrile rubber products, which are highly resistant to heat and used in automotive engines and other autoparts. The joint venture was 50% owned by Girsa and 50% owned by Uniroyal. The joint venture relocated Uniroyal’s Paracryl® production facilities to a newly-built 40,000 metric tons per year, state-of-the-art production plant in Altamira, Mexico. This joint venture was concluded in December 2001.

In July 1999, Girsa and Repsol Química, a subsidiary of Spain’s Repsol, S.A., formed a joint venture to produce and market solution synthetic rubbers used in the manufacturing of products such as asphalt, adhesives and footwear. This joint venture created significant synergies due to our Chemical Sector’s and Repsol Química’s complementary products and geographic markets, and these synergies have significantly boosted the competitiveness of this business. The joint venture is 50% owned by Girsa Inmobiliaria, S.A. de C.V. (a wholly owned subsidiary of Desc) and 50% owned by Repsol Química and operates under the name Dynasol Elastómeros. Repsol Química contributed to the joint venture its styrene-butadiene solution rubber plant in Santander, Spain with a capacity of 110,000 metric tons per year, its strong presence in the European market, particularly in the thermoplastic rubber segment, and a hydrogenated thermoplastics solution rubber plant in Santander, Spain, which had recently begun operations. Girsa Inmobiliaria contributed to the joint venture its production facility in Altamira, Mexico which produces styrene butadiene and thermoplastic solution rubbers and has a capacity of 90,000 metric tons per year, as well as its strong presence in the NAFTA region, particularly in the diblock copolymer specialties. We believe Dynasol Elastómeros is one of the three largest global producers of special solution styrene-butadiene rubbers and the second largest global producer of hydrogenated thermoplastic rubbers.

Our polystyrene business produces crystal polystyrene (GPPS) and impact polystyrene (HIPS), which are used in the disposable packaging and packing industries, lighting fixtures, school supplies, office equipment, and home appliances, including audio and video equipment and refrigerators. In 2001, our polystyrene business contributed 15% of the Chemical Sector’s net sales. Most of our polystyrene sales are to the domestic market, where we estimate that our market share in 2001 was approximately 50%. We attribute our dominance in the domestic polystyrene market to our ability to customize products, the quality of our service and our timely delivery.

We are the only manufacturer of carbon black in Mexico. Carbon black is principally used by the tire industry and we produce it utilizing technology licensed from Cabot Corporation, a world leader in carbon black research, development and production. Cabot owns a 40% interest in our carbon black business. We believe that our share of the domestic carbon black market in 2001 exceeded 95% and attribute our dominance to our technology, our large installed plant capacity, our focus on those carbon black varieties which have the highest demand, our continuous development of carbon black varieties with specific competitive advantages for their application, and our low-production costs which enable us to price our products competitively. Approximately 20% of our carbon black sales in 2001 were exports, primarily to the United States, Germany, Spain and Latin America.

We are the only domestic manufacturer of methyl methacrylate (“MMA”) in Mexico, which is used in the manufacture of acrylic sheets, aniline, and fertilizers. In 2001, approximately 76% of our MMA sales were to the domestic market. We believe that due to our competitive prices, reliability, customer service and support, we have been able to establish long-term relationships and supply contracts with many of our international customers and suppliers.

Phosphates.    Our phosphates business produces chemicals for use in the manufacturing of household detergents, in soft drinks and for water treatment. In 2001, our phosphates business contributed 17.5% of the Chemicals Sector’s net sales. We are the largest manufacturer of phosphates in Mexico, and rank third in rated capacity of industrial sodium phosphates worldwide.

Natural pigments.    We produce natural yellow and red food pigments, and believe that we are one of the largest producers of these pigments in Mexico. Yellow pigments are used primarily to color poultry through poultry feed, and red pigments are used to color poultry, egg yolks and shrimp skins. Approximately 70% of our sales of these products in 2001 were exports to 11 countries. Our customers include Bayer and Perdue. The raw materials used to produce these products primarily are imported. Our manufacturing technology permits us to work closely with our customers to tailor our products to meet the specific needs of each customer.

Acrylic sheet.    We are the leading manufacturer of acrylic sheets in Mexico. These products are used in the manufacture of signs, displays, advertisements and safety devices. Approximately 60% of our sales of these products in 2001 were to the United States, Canada, Europe, Central and South America. Our manufacturing technology allows us to develop differentiated products targeted at greater value-added markets in the different countries where our products are sold.

Particle board and laminates.    We manufacture particle board and laminates using formaldehyde, urea, resins and natural wood shavings. We sell these products to manufacturers in the furniture and construction industries. Ninety-five percent of our sales of these products in 2001 were to the domestic market, with the balance being exported principally to North, Central and South America.

Adhesives and glues (Resistol).    We produce a line of adhesives and glues, which we sell under the brand name “Resistol” to retail merchandisers and industrial users throughout Mexico. In addition to household glues, our products include polyvinyl acetate (white glue), contact and acrylic adhesives, sealants and hot melts (specialized adhesives). We sell these products to a variety of industries including shoe manufacturers, the wood and furniture industries, artisans and the automotive industry. We distribute these products to more than 45,000 points of sale throughout Mexico, such as supermarkets, hardware stores and retail outlets as well as to industrial purchasers. The market for these products is highly fragmented. In 1998, we acquired Simon, S.A. de C.V., now Industrias Resistol, S.A. de C.V., which is the Mexican leader in polyurethane adhesives, to strengthen our market share in the shoe industry.

Waterproofing sealants and additives (Fester, Acritón and Resikón).    We produce waterproofing additives and sealants under the brand names Fester, Acritón and Resikón, as well as cement additives and construction coatings, under the Fester brand name, which is a widely recognized brand name in Mexico. We sell these products to manufacturers in the construction industry and to manufacturers of products for household use. We distribute these products through approximately 2,000 distributors located throughout Mexico, many of which carry Fester products exclusively. All of the distributors sell construction-related products and provide homeowners and others with maintenance and repair services using Fester products.

Properties/plants.    The table below presents the location of the facilities at which our chemical products are manufactured and their respective rates of utilization:

Products	Location	Utilization
Synthetic rubber Emulsion Rubber Solution Rubber Nitrile Rubber	Altamira, Tamaulipas Altamira, Tamaulipas Altamira, Tamaulipas	77 97 67	% % %

Polystyrene	Coatzacoalcos, Veracruz Xicohtzingo, Tlaxcala	82 70	% %

Carbon black	Altamira, Tamaulipas	72%

Methyl methacrylate	Cosoleacaque, Veracruz	100%

Specialty lattices	Lechería, Estado de México	88%

Phosphates/phosphorus derivatives	Coatzacoalcos, Veracruz Tultitlán, Estado de México Lechería, Estado de México	98 78 40	% % %

Orthophospate Natural pigments and additives	Lechería, Estado de México and Querétaro, Querétaro	45%

Yellow pigments	Querétaro, Querétaro	41%

Red pigments	Querétaro, Querétaro	29%

Acrylic sheet	Ocoyoacac, Estado de México San Luis Potosí, San Luis Potosí	93 77	% %

Laminates/particle board	Lerma, Estado de Mexico Zitácuaro, Michoacán	60 94	% %

Adhesives/waterproofing sealants	Salamanca, Guanajuato and Mexico City (2 sites)	52%

Food

Our food operations principally involve the production and sale of pork and shelf-stable branded products. For the years ended December 31, 1999, 2000 and 2001, our food segment contributed 12.1%, 1.8% and 4.5%, respectively, to our consolidated operating income, and 23.6%, 15.3% and 17.2%, respectively, to our consolidated net sales.

Our strategy for our Food Sector business has been to gradually shift its product mix away from commodity products to branded products, which have more stable margins. To that end, we acquired Corfuerte, S.A. de C.V. (“Corfuerte”) in September 1997, Authentic Specialty Foods Inc. (“ASF”) in June 1998, and a 60% interest in Grupo Nair, a Mexican producer of canned tuna and other seafood products (“Nair”) in December 1998. In December 1999, we, divested our poultry operations (which historically had been the largest component of our Food Sector) and our animal feed operations. In 2001, we discontinued our shrimp business, which is part of our on-going strategy to divest or discontinue our non-core assets. Less than 2.0% of our revenues for the year ended December 31, 2001 came from this discontinued business.

We are developing our branded food products operations in partnership with J.P. Morgan Capital Corporation, which purchased an 18.6% interest in each of Corfuerte and Authentic Acquisition Corporation, the direct parent of ASF, for an aggregate purchase price of $50 million in 1998. We intend to use Corfuerte as our vehicle for the expansion of our branded food products business in Mexico and Authentic Acquisition Corporation for the expansion of this business in the United States. As of the second half of 2000, we restructured the management of our Food Sector to address that sector’s relatively poor results and appointed the management team of our Chemical Sector to manage our branded food business and appointed Desc’s corporate management team to manage our commodity food business, which consists of pork.

The following table presents the net sales generated by each product line in our food segment for the years ended December 31, 1999, 2000 and 2001 and the percentage of this segment’s 2001 net sales that is represented by each product line:

	Net Sales			% of net sales
	1999	2000	2001	2001
	(Pesos in thousands)
Poultry(1)	Ps. 1,643,773	Ps. 0	Ps. 0	0.0%
Shelf-stable branded products	2,254,875	1,886,148	1,994,794	56.3
Pork	1,709,182	1,763,921	1,551,371	43.7
Animal Feed(1)	566,535	0	0	0.0
Shrimp(2)	62,117	83,215	0	0.0

Total	Ps. 6,236,482	Ps. 3,733,284	Ps. 3,546,165	100.0%

(1)	We divested these businesses in December 1999.
(2)	We discontinued the shrimp business in 2001.

Products

Pork.    Our pork business is conducted through our wholly-owned subsidiary Agrokén, S.A. de C.V. and is concentrated principally in the southeastern region of Mexico as well as in the central region, which includes Mexico City. As a result of our acquisition of Agroindustrias Yucatán’s (“AgroYuc”) production facilities in 1999, we have increased our number of sows in production from 12,000 to approximately 50,000 in 2001. We have two slaughterhouses and a processing plant for hogs in Mexico, and a slaughterhouse in Cancun, Quintana Roo. To satisfy increased domestic demand and to supply growing exports of pork to Japan, we have increased the cutting capacity of our processing plant in recent years. Our sales strategy seeks to reduce the intermediary channels between producers like us and consumers by establishing distribution centers where consumers may buy different pork products directly from us. We currently operate 30 distribution centers and plan to open 6 additional centers in 2002. Our pork products are marketed under the “Keken” brand name.

Shelf-stable branded products.    Our branded food product operations are conducted in Mexico through Corfuerte and in the United States through Authentic Acquisition Corporation. With our “Del Fuerte” brand, we are a domestic leader in the production of tomato sauce and related products and canned vegetables. We also have a large share of the domestic corn oil and gelatin with our “La Gloria” brand of products. We participate in the canned jalapeño peppers market and in the salsa market with our “La Victoria” brand, in the coffee market with our “Blasón” and “Latino” brands, and in the canned tuna market with our “Nair” brand. We also have exclusive distribution rights in Mexico for “Reynolds” aluminum foil and “Smuckers” jams, which have been embraced by the domestic market and continue to increase in market share.

In the United States, we manufacture and/or distribute a wide variety of high quality, authentic Mexican food products such as salsas, taco sauces, other Mexican sauces, and items such as jalapeño peppers under labels that include La Victoria™ and Embasa™. Our products are targeted principally at the U.S. Hispanic market, and our brands have strong market positions in the southwestern and western regions of the United States, particularly in Texas and California.

Market overview; competition

Pork.    The pork industry in Mexico is highly fragmented, but smaller, inefficient growers in Mexico are being replaced by larger, higher quality, more efficient, integrated companies, principally located in the states of Sonora, Sinaloa and Yucatán. We have developed a fully integrated business with high quality genetics and advanced farming techniques, composed of breeding farms and facilities for raising, slaughtering, cutting and processing hogs. We have a greater than 50% market share in the Southeastern region of Mexico and have continued to gain market share in the important central region, which includes Mexico City. In August 1999, we acquired the production facilities of AgroYuc, our partner in the pork business, and contributed these production facilities to Grupo Porcícola Mexicano, our joint venture with AgroYuc, raising our participation in this joint venture to 63%. AgroYuc owns the remaining 37% of this joint venture. As a result of these transactions, we became the leader in the marketing of pork in Mexico. Since 1998, we also have exported pork to Japan.

Shelf-stable branded products.    The shelf-stable branded food industry in Mexico is highly competitive. Corfuerte has significant market shares in Mexico with respect to tomato sauce and related products, canned vegetables and corn oil. Its principal competitors are Del Monte, Herdez, La Costeña and Clemente Jacques. The principal competitors of Nair’s products are Herdez, Dolores, Tuny, Calmex and Ybarra. In the United States, our products compete principally with Mexican food products that are distributed in the southwestern and western regions of the United States and are targeted principally to the Hispanic market, particularly in California.

Properties/plants

Below is a list of the principal production facilities of our food segment and their respective rates of utilization:

Activity	Location	Utilization
Pork production / slaughterhouse	Yucatán, Guanajuato and Quintana Roo	100%
Canning	Sinaloa, Tlaxcala, Oaxaca and California (USA)	50%

In addition, Corfuerte has nine distribution centers in Mexico.

Real Estate

Through Desc (as the surviving company after the merger between Desc and Dine), we acquire and develop land for commercial (office buildings), residential and tourism/resort uses. We have over 20 years of experience in this sector and believe that we are the largest diversified real estate developer in Mexico. Desc owns large land reserves for residential development in the Mexico City metropolitan area as well as properties for tourism development along the Pacific coast of Mexico. We focus on the upper income segments of the real estate market, developing high quality projects that are unique in their respective market segments. Dine was the developer during the late 1960s, 1970s and early 1980s of “Bosques de las Lomas,” a five million square meter upper-income residential and commercial development in Mexico City and of “La Estadía,” a high-income residential suburb of Mexico City. Our more recent projects include the Centro Comercial Santa Fe in Mexico City, Mexico’s largest regional shopping mall, Arcos Bosques Corporativo, Mexico City’s largest office complex, Punta Mita, an upscale tourist resort that includes a new hotel and championship golf course developed in partnership with Four Seasons Hotels, and La Punta Bosques and Bosques de Santa Fe, both of which are high-income residential projects in Mexico City.

For the years ended December 31, 1999, 2000 and 2001, our real estate business contributed 9.3%, 6.8% and 8.7%, respectively, of our consolidated operating income and 3.5%, 4.2% and 3.9%, respectively, of our consolidated net sales. As part of our strategy for this sector, we continue to assess the profitability of each of our real estate projects. As a result of these assessments, in December 2000 we sold our land holdings in Xaac, which consisted of 515,000 square meters of beachfront property in the state of Quintana Roo, to a Spanish hotel group for $7.3 million in cash, in February 2001 we sold our stake in the Four Seasons Punta Mita Hotel to Strategic Hotel Capital LLC for an aggregate consideration of $52 million (including the assumption by the buyer of $11 million of net debt), and in September 2001 we sold our stake in Centro Comercial Santa Fe for an aggregate amount of $70 million.

The following is a list of the major properties we are developing, which are discussed in greater detail below:

Name and Location	Land area (square meters)	Ownership by Dine(%)	Other Partners
Commercial development projects (office buildings)(1)
Arcos Bosques Corporativo, México, D.F.	72,570	100	None

Residential development projects
La Punta Bosques, México, D.F.	293,000	100	None
Bosques de Santa Fe, México, D.F.	1,100,000	73	Several individuals

Tourist/resort development projects
Punta Ixtapa, Guerrero	390,000	100	None
Punta Mita, Nayarit (Phase I)(2)	1,030,000	85	Four Seasons Hotels

Other properties
Bosques de la Estadía, Estado de Mexico(3)	6,269,086	63	Fernando Senderos Mestre, Víctor de la Lama Cortina and members of their families
Los Cabos, Baja California Sur(4)	38,521	15	Grupo Casa, S.A. de C.V.
Punta Gorda, Baja California Sur	4,000,000	25	Grupo Casa, S.A. de C.V.
Tepeji del Río, Hidalgo	3,850,000	59	Several individuals
Punta Mita, Nayarit (other than Phase I)	5,740,000	100	None

(1)	In addition to the commercial development projects listed above, Desc owns a 45% interest in 89,000 square meters adjacent to the Santa Fe shopping mall that are for sale.
(2)
Punta Mita Phase I consisted of a world class luxury hotel, an 18-hole championship golf course and clubhouse and a timeshare resort development. Four Seasons Hotels participated in each of these components with an ownership interest of 30.77% in the hotel, 12.31% in the golf course, and 30.77% in the timeshare resort. In February 2001, Desc (formerly Dine) and the Four Seasons Hotels sold their participation in the hotel. Based on the relative sizes of the two components of this development still owned by Desc and the Four Seasons Hotels, the total participation of Four Seasons Hotels in Phase I is approximately 16%.

(3)
Desc owns 77.3% of Club Ecuestre Chiluca, S. de R.L., a Mexican company that owns 3,750,000 square meters of undeveloped land and 106,514 square meters of partially developed land on this site. Club Ecuestre Chiluca, S. de R.L. also owns 51% of another company which owns 2,412,572 square meters of adjacent undeveloped land.

(4)
Desc owns 100% of the land and has entered into a joint venture agreement with Grupo Casa, S.A. de C.V. (“Grupo Casa”) pursuant to which Desc contributed the land, Grupo Casa developed it, and Desc is entitled to 15% of both the time-share units developed and the net income of the hotel built on the site.

We invested approximately Ps.631,389 in 1999, Ps.791,770 in 2000 and Ps.702,307 in 2001 to develop our real estate properties for commercial, residential and resort use.

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

Commercial developments

Arcos Bosques Corporativo.    This project consists of a five-phase development of office space located in Bosques de las Lomas near the Mexico City-Toluca highway. Each phase includes the construction of a separate building. We completed the construction of the East building (Phase 1) in July 1993 and of the East Tower (Phase 2) in June 1996. We relocated our headquarters to the East Tower in 1997 and purchased 15,000 square meters of this development (approximately 25% of the available space in the East Tower) for this purpose. All of the space in the East Tower has been sold. We began the construction of the North building (Phase 3) in 1997 to meet existing demand for office space which recovered in 1997, and plan to complete it in 4 stages. We completed and sold all of the available space in stage 1 of the North building in 1998 and began constructing stage 2 in November 1999 pursuant to a 50/50 partnership with Ingenieros Civiles Asociados (“ICA”) which is Mexico’s largest construction company. Stage 2 consisted of approximately 18,000 square meters of office space, which were finished and completely sold by the end of 2001. Pursuant to our partnership agreement with ICA, Dine contributed the land and permits, valued in the aggregate at approximately $7.5 million, and ICA agreed to contribute an equal amount in construction labor and services. The total cost for Stage 2, including the contributions already made by the partners, was approximately $18 million. Phases 4 and 5 of Arcos Bosques Corporativo consist of the construction of the West building and the West Tower, respectively. The timetable for these phases has not been established. The total investment budget allocated to all five phases of Arcos Bosques Corporativo is $340 million, of which approximately $180 million already has been invested.

Residential developments

Bosques de las Lomas—La Punta.    We completed construction of the infrastructure for a 293,000 square meter high-income residential community in Bosques de las Lomas. Sales of undeveloped lots in this project commenced in September 1993 and approximately 94% of the properties had been sold by the end of 2001. We own 100% of the project and are the sole developer and manager. The total investment was approximately $40 million, including the cost of constructing a bridge that connects the development to Bosques de las Lomas.

A new phase of La Punta, La Punta Península, is expected to result in the construction of four twelve-story residential buildings, each containing 25 condominiums. We entered into an agreement in principle with Terrum, a Mexican real estate company, under which we contributed the land for the Península project and Terrum agreed to construct and sell the units. Our participation in the next three phases will be limited to selling the land to Terrum.

Bosques de Santa Fe.    This 1,100,000 square meter development, located two miles south from the Santa Fe shopping mall, is currently being developed in partnership with private investors. The current plans call for the development of a high-income residential community with a nine-hole golf course. We own 73% of this land. We began building the infrastructure for this project in 1998 and commenced selling lots in June 1998. As of December 31, 2001, we had sold approximately 60% of the lots available. During the second quarter of 2001, Dine increased its stake in Bosques de Santa Fe from 50% to 73% with an investment of $30 million.

Tourist/resort developments

Punta Ixtapa.    This development is a resort encompassing approximately 390,000 square meters located on the western end of the hotel zone of Ixtapa. As currently planned, the total project will consist of a residential area containing lots for private construction, finished homes, villas and condominiums, a recreation center and two beach clubs. This project is intended to be developed in five phases over an eight-year period. The first phase, consisting of the construction of finished homes and villas on a site of approximately 63,000 square meters, has been fully sold and construction is completed. The second and third phases, consisting of the development and sale of undeveloped residential lots on a site of approximately 153,000 square meters, initiated in June 1993, and approximately 80% of the lots were sold as of December 31, 2001. The remaining land is available for two additional phases of development for which firm plans have not yet been formulated. The total cost of the development is currently projected at $85 million, of which $65 million has been allocated for the first three phases.

Punta Mita.    We commenced in early 1997 the development of a 7.1 million square meter resort project located on beach front property in Costa Banderas, Nayarit, which is near Puerto Vallarta on the Pacific coast of Mexico. This project is intended to be developed in seven phases over a 15-year period. The first phase was developed in partnership with Four Seasons Hotels and includes a world class luxury hotel consisting of 100 guest rooms, together with restaurants, bars, banquet, meeting and other public rooms, an 18-hole championship golf course and clubhouse, a tennis and sports complex, a fitness club, a spa facility, timeshare units, and residential lots. We invested $100 million in the first phase of this project. We completed the construction of the golf course in 1998, under the supervision of Jack Nicklaus and completed the construction of the hotel in 1999. The hotel and golf course opened for business on September 1, 1999. The hotel was expanded to 140 rooms in 2000. We sold our participation in the hotel to Strategic Hotel Capital LLC in February 2001, as the hotel had already achieved our objective of anchoring the project.

We received consideration of $52 million in the sale (including the assumption by the buyer of $11 million of net debt) of which we used $26.5 million to reduce consolidated debt. The hotel is operated by Four Seasons Hotels Ltd. pursuant to a long-term contract.

Other properties

Bosques de La Estadía.    We own 77.3% of Club Ecuestre Chiluca, S. de R.L., an entity which holds 3,750,000 square meters of undeveloped land and an additional 106,514 square meters of partially developed land located on the northern border of Mexico City. Fernando Senderos Mestre and members of his family are the owners of the remaining 22.7% of Club Ecuestre. An additional 2,412,572 square meters of adjacent undeveloped land is held by an entity that is 51%-owned by Club Ecuestre. During 1994, a private construction company completed a toll–road providing access directly to this area. We believe this land is suitable for the development of condominiums. We have postponed development of this land at this time.

Tepeji del Río.    We have a 59% interest in approximately 3,850,000 square meters of land located approximately fifty miles north of Mexico City. We believe this land is suitable for the development of a weekend resort targeted to Mexico City residents but have postponed development of this land at this time.

Competition

We believe that Desc, through its real estate business subsidiaries, is one of the largest real estate developers in the commercial, retail and residential real estate markets in Mexico City. We compete with many smaller Mexican real estate developers and at least two large real estate developers.

NAFTA

The North American Free Trade Agreement (“NAFTA”) became effective on January 1, 1994. Under NAFTA, Mexico, the United States and Canada agreed to phase out tariffs and other trade barriers on each other’s products, as well as to liberalize or eliminate many barriers to investment. The lowering of U.S. and Canadian trade barriers has facilitated access to those markets while the lowering of Mexican barriers to U.S. and Canadian products, and in some cases investments, also has increased the competition in the Mexican market. While most changes required by NAFTA had to be implemented during the first six years of operation of the agreement, tariff and non-tariff restrictions on the most sensitive products will continue to be phased down until 2003, or in the case of a few products, 2008.

In the automotive industry, NAFTA required Mexico to reduce its tariff on most parts by 50% in 1994, and the remainder is being phased out over ten years, ending in 2003. The United States has phased out its tariffs on autoparts exported from Mexico as of January 1, 1998. NAFTA also obligates Mexico to gradually phase out the trade balancing and domestic value-added requirements imposed on original equipment manufacturers (OEMs), eliminating those requirements by 2004. While those requirements in part have protected and, to a greatly diminished extent, continue to protect Mexican parts producers, the phasing out of artificial restrictions is facilitating the integration of the North American industry, with beneficial effects for efficient Mexican parts producers such as Desc.

In the chemicals industry, NAFTA requires Mexico to phase out its tariffs to reduce barriers to foreign investment in Mexico, and imposes requirements that prohibit Pemex from discriminating against U.S. or Canadian persons in the supply of raw materials over which Pemex has a monopoly. Most of these changes with respect to Pemex already have been implemented by the Mexican government, and therefore NAFTA is unlikely to have a significant further effect on the businesses conducted by our Chemical Sector.

In the food industry, NAFTA requires Mexico gradually to phase out tariffs on imported feed products used by us. Since the enactment of NAFTA special regulations enacted by the Mexican government have permitted livestock growers to import feed products duty-free when domestic feed consumption is projected to exceed domestic feed production. NAFTA’s requirements help assure that the more liberal import policy likely will be continued.

In the food industry, NAFTA also implements procedures for certification of conformity with health and sanitary requirements to facilitate the export of Mexican pork and other agricultural products to the United States. The regulatory clearing procedures for importing pork products from Mexico’s Yucatan Peninsula and the Northwest region into the United States have been put in place and these areas have been certified as disease-free areas by the U.S. Department of Agriculture. The state of Sonora also exports pork products to the United States.

The Mexican, U.S. and Canadian governments have had a generally good record of compliance with NAFTA requirements to date regarding matters affecting the interests of Desc, and all three governments have expressed their continued support for the Agreement and its implementation. Nevertheless, we cannot assure you that this compliance will continue. This compliance is only one factor affecting the competitive conditions in which we operate.

Environmental Regulation

Both Mexican federal and state laws and regulations relating to the protection of the environment apply to our operations. The fundamental environmental law in the Mexican federal system is the Ley General del Equilibrio Ecológico y la Protección al Ambiente (the Mexican General Law of Ecological Balance and Environmental Protection or the “Ecological Law”). The Mexican federal agency in charge of overseeing compliance with, and enforcing the federal environmental laws is Secretaría del Medio Ambiente y Recursos Naturales (the Ministry of Environmental Protection and Natural Resources or the “Semarnat”). As part of its enforcement powers, the Semarnat is empowered to bring administrative proceedings against companies that violate environmental laws, impose economic sanctions and close temporarily or permanently non-complying facilities. Under the Ecological Law, the Mexican government has implemented an aggressive program to protect the environment by promulgating rules concerning water, land, air and noise pollution, and hazardous substances. Additionally, the Mexican government has enacted regulations concerning the importation and exportation of hazardous materials and hazardous waste. We believe that all of our facilities are in substantial compliance with government regulations relating to the protection of the environment.

In addition, our subsidiary Nhumo, which manufactures carbon black, became the first carbon black business in the world to receive ISO-14001 certification in 1997, our subsidiaries TREMEC, which manufactures light transmissions, and TF Victor, which manufactures gaskets and seals, received this certification in 2000, our subsidiaries Cardanes, which manufactures propeller shafts, and Pistones Moresa, which manufactures pistons, also received this certification in 2001. ISO-14001 is an international environmental management standard first adopted in 1996 by the International Organization for Standardization that requires commitment to continuous environmental improvement and compliance with all applicable environmental laws.

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

Seasonality

Our business is subject to seasonal effects and we have generally experienced the highest level of business for our Food Sector in the third quarter and the fourth quarter, for our Chemical Sector in the second quarter and the third quarter and for our autoparts in the second quarter and the fourth quarter. Given the nature our real estate business, it is difficult to identify a pattern with respect to the sales of this sector.

Organizational Structure

Desc is a holding company and its operations are carried out by its direct and indirect wholly owned subsidiaries. Set forth below is a list of our principal subsidiaries as of December 31, 2001, including name, country of incorporation or residence, proportion of ownership interest and, if different, proportion of voting power held:

Name of Entity	Country of Incorporation or Residence	Proportion of Ownership Interest or Proportion of Voting Power Held
Unik, S.A. de C.V.	Mexico	99.9%
División Dine, S.A. de C.V.(1)	Mexico	99.9%
Agrokén, S.A. de C.V	Mexico	99.9%
Corfuerte, S.A. de C.V.	Mexico	77.2%
Authentic Acquisition Corporation, Inc.	Delaware, U.S.A.	81.3%

(1)	In the second quarter of 2002, Dine merged into Desc, with Desc surviving the merger.

As of December 31, 2001, Unik and Dine constituted significant subsidiaries. Collectively, Unik, Agrokén, Corfuerte and Authentic Acquisition Corporation control or own majority interests in more than 100 companies, including our principal subsidiaries such as Industrias Negromex, S.A. de C.V., Paratec, S.A. de C.V., Industrias Resistol, S.A. de C.V., Quimir, S.A. de C.V., Resirene, S.A. de C.V., Rexcel, S.A. de C.V., Nhumo, S.A. de C.V. and Dynasol Elastómeros, S.A. de C.V.

Property, Plants and Equipment

Our corporate headquarters and executive offices, which we own, are located in Mexico City, Mexico and measure approximately 7,200 square meters. We believe that all our current properties and facilities are adequate for our present needs.

For a description of our properties and plants, please reference each of the business segment descriptions set forth above under the heading “—Business Overview.”

Item 5.    Operating and Financial Review and Prospects

You should read the following discussion in conjunction with the Financial Statements included elsewhere in this annual report. The Financial Statements have been prepared in accordance with Mexican GAAP, which differ in significant respects from U.S. GAAP, in particular by requiring Mexican companies to recognize effects of inflation. Notes 17 and 18 to the Financial Statements provide a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to Desc and reconciliation to U.S. GAAP of our majority net income and majority shareholders’ equity. Net income information included in this section consists of “majority net income,” as referred to in the Financial Statements, and therefore is net of minority interests attributable to third party equity interests in some of our subsidiaries, unless the context otherwise requires.

Mexico experienced high inflation in some of the periods covered by the Financial Statements. The annual rates of inflation in Mexico, as measured by changes in the NCPI, were 15.7% in 1997, 18.6% in 1998, 12.3% in 1999, 9.0% in 2000 and 4.4% in 2001. Mexican GAAP requires that the Financial Statements recognize the effects of inflation. Financial statements are adjusted by applying NCPI factors. As a result, financial statements prepared under Mexican GAAP are stated in constant terms, that is, with adjustment for inflation, rather than in nominal terms. Therefore, all data for all periods in the Financial Statements, and the financial information derived from the Financial Statements and presented in this section, unless otherwise indicated, have been restated in constant Pesos as of December 31, 2001. Increases or decreases shown as percentages reflect variations in constant Pesos. Peso amounts are in thousands of constant Pesos, unless otherwise noted.

Critical Accounting Policies

Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with Mexican GAAP. Mexican GAAP differs in certain significant respects from US GAAP, as explained in Notes 17 and 18 to the consolidated financial statements (see Item 18, Financial Statements). The preparation of these financial statements requires that we make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates, assumptions and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different estimates, assumptions, judgments or conditions. Our significant accounting policies are described in Note 4 to our Financial Statements. On an on-going basis, we evaluate our estimates, assumptions and judgments, and we believe our most critical accounting policies that implicate the application of estimations, assumptions and/or judgments are:

Revenue Recognition

The SEC’s Staff Accounting Bulletin (SAB) No. 101, “Revenue Recognition” requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management’s judgments regarding the fixed nature of the fee and the collectibility of those fees.

The companies in the Autoparts, Chemical and Food Sectors recognize revenues when products are shipped to unaffiliated customers. Our Real Estate Sector recognizes revenues and costs related to sales of developed lots and tracts when the sales contracts are formalized and sufficient down payment has been received. Revenue and the related costs from construction projects are recognized on a percentage-of-completion basis, with revisions to estimates reflected in the period in which changes become known.

Valuation of accounts receivable

Estimates are used in determining our allowance for bad debts and are based on our historical collection experience, current trends, credit policy and a percentage of our accounts receivable by aging category. In determining these percentages, we look at the historical write-offs of our receivables. We also look at current trends in the credit quality of our customer base as well as changes in the credit policies.

Land held for development and real estate projects

Undeveloped land, which represents territorial reserves held for future development, and real estate projects in progress are recorded at acquisition and construction costs and restated at their value in U.S. dollars translated at the exchange rate in effect as of year end. This method is consistent with the practices followed in the real estate market in Mexico. The restated values are still very conservative when compared with the current replacement cost of such properties.

Impairments of assets

We recognize impairment losses on assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those items. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. The net carrying value of assets not recoverable is reduced to fair value. Our estimates of fair value represent our best estimate based on industry trends and reference to market rates and transactions.

Accounting for income taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations. Significant management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.

Labor liabilities

Our employee liabilities include pension plan and seniority premium obligations. The determination of our obligation and expense for pension and other post-retirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 12 to the consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. In accordance with generally accepted accounting principles, actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expense and recorded obligation in such future periods. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other post-retirement obligations and our future expense.

Contingencies

We account for contingencies in accordance with Bulletin C-12 “Contingencies and Commitments” and SFAS No. 5, “Accounting for Contingencies”. Such accounting principles require that we record an estimated loss from a loss contingency when information available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for contingencies such as environmental, legal and income tax matters requires us to use our judgment. While we believe that our accruals for these matters are adequate, if the actual loss from a loss contingency is significantly different than the estimated loss, our results of operations may be overstated or understated.

Results of Operations for Years Ended December 31, 1999, 2000 and 2001

The following table provides information derived from our Financial Statements:

	Year ended December 31,
	1999	2000	2001
	(In thousands, except percentages)
Net sales	Ps. 26,445,249	Ps. 24,471,455	Ps. 20,639,099
Cost of sales	19,059,886	18,213,161	15,393,175
Gross margin	27.9%	25.6%	25.4%
Operating expense	Ps. 3,903,366	Ps. 3,895,314	Ps. 3,577,368

	Year ended December 31,
	1999	2000	2001
	(In thousands, except percentages)
Operating income	3,481,997	2,362,980	1,668,556
Operating margin	13.2%	9.7%	8.1%
Comprehensive financial result	Ps. 466,191	Ps. (720,339)	Ps. (306,445)
Impairment of fixed assets	(230,457)	(158,721)	(92,092)
Other income (expenses), net	(251,865)	(446,953)	(508,983)
Provisions for income taxes and employee profit sharing	929,027	578,412	147,654
Equity in associated companies and unconsolidated subsidiaries	48,530	(10,756)	(114,086)
Profit on the sale of subsidiary	160,516	0	0
Net majority income	2,020,284	287,000	41,354
Depreciation and amortization(1)	1,189,258	1,235,906	1,20,7830
Capital expenditures(2)	3,361,678	2,621,403	1,418,997
Exports ($ in millions)	$ 933.1	$ 1,037.7	$ 979.8

(1)	Excludes depreciation of an idle plant.
(2)	Includes investments in real estate projects.

The following table presents financial data from our consolidated statements of income expressed as a percentage of net sales:

	Year ended December 31,
	1999	2000	2001
Net sales	100.0%	100.0%	100.0%
Cost of sales	72.1	74.4	74.6
Gross margin	27.9	25.6	25.4
Operating expenses	14.8	15.9	17.3
Operating margin	13.2	9.7	8.1
Comprehensive financial result	1.8	(2.9)	(1.5)
Equity in associated companies and unconsolidated subsidiaries	0.2	(0.0)	(0.1)
Other expenses, net	(1.0)	(1.8)	(2.5)
Majority income	7.6	1.2	0.2

Our business operations have been adversely affected by the continued weakness of the U.S. economy. To address this challenge, we have adopted various measures that are designed to reduce our cash outlay. These measures include reducing our net debt and financing expenses, divesting various underperforming assets, decreasing capital expenditures and keeping salary increases below the rate of inflation.

We can make no assurance that these measures will be sufficient to prevent our business from continuing to be adversely affected by the U.S. economy.

2001 and 2000 compared.    Consolidated net sales for 2001 decreased 15.7% to Ps.20,639,099 from Ps.24,471,455 in 2000. This decrease was due to a 17.7% decline in sales in the Autoparts Sector, which reflects a 10.2% decline in production by the auto industry in the NAFTA market. In addition, the Chemical Sector’s sales decreased 16.9% due to lower sales volumes resulting from the global economic slowdown, as well as a decline in the prices of chemical products. Sales in the Food Sector declined by 5.0% due to lower sales and reduced prices in the pork business. Sales in our Real Estate Sector fell by 22.3% due to lower sales in all our real estate projects. Exports sales were $979.8 million during 2001, which represents a 5.6% decrease from 2000. This decline in exports was due to the U.S. economic slowdown. Export sales in our Autoparts and Chemical Sectors decreased 7.1% and 9.8%, respectively, in comparison to 2000. However, export sales in our Food Sector increased by 16.0% due to the higher sales at ASF. Cost of sales decreased 15.5% from Ps.18,213,161 in 2000 to Ps.15,393,175 in 2001, due to the cost-reduction measures implemented during the year. Our gross margin was 25.4% in 2001, which is 0.2% below our gross margin for 2000. Operating expenses decreased 8.2% from Ps.3,895,314 in 2000 to Ps.3,577,368 in 2001, due to cost-reduction measures. As a result, operating income decreased 29.4% to Ps.1,668,556 in 2001 from Ps.2,362,980 in 2000. Operating margin decreased from 9.7% in 2000 to 8.1% in 2001, due to the economic slowdown, the appreciation of the Peso during the year, the increase in the prices of raw materials during the first months of the year in the Chemical Sector and an increase in salaries paid to employees. Net majority income showed a real annual decline of 85.6% from Ps.287,000 in 2000 to Ps.41,354 in 2001. This decrease was mainly due to the other charges related to our restructuring, which includes the shut down of certain fixed assets and severance expenses.

2000 and 1999 compared.    Consolidated net sales for 2000 decreased 7.5% to Ps.24,471,455 compared to Ps.26,445,249 in 1999. This decrease was mainly due to a 40.1% reduction in the sales of our Food Sector in 2000, which resulted from the divestiture of our poultry business in December 1999, and to the appreciation of the Peso relative to the Dollar during the course of 2000 which reduced the Peso value of our 2000 Dollar-denominated sales. Historically, the poultry business had been the largest component of our Food Sector.    Our Autoparts Sector’s sales increased slightly in 2000 by 0.7% despite the slowdown in the U.S. economy in the fourth quarter of 2000. Our Chemical Sector’s sales rose 4.2%, reflecting price increases for most products, while our Real Estate Sector recorded an increase of 13.6% in sales due to our Punta Mita and Bosques de Santa Fe projects. Exports reached $1,037.7 million during 2000, an increase of 11.2% when compared to the $933.1 million recorded in 1999, due to the significant increase in exports of autoparts and chemicals, which increased 7.6% and 27.6% in 2000, respectively. Cost of sales decreased 4.4% to Ps.18,213,161 during 2000, from Ps.19,059,886 in 1999. The decrease in cost of sales was lower than the decrease in sales due to higher raw material prices in our Chemical Sector and the significant rise in natural gas prices. As a result, gross margin was 25.6%, 2.3% below the gross margin for 1999. Operating expenses decreased 0.2% to Ps.3,895,314 in 2000, compared to Ps.3,903,366 in 1999 mainly as a result of the savings resulting from the sale of the poultry business, which partly offset operating expense increases of 11.1% and 50.1% respectively, in our Autoparts and Real Estate Sectors in 2000 as well as salary increases above inflation. Our operating margin decreased from 13.2% in 1999 to 9.7% in 2000 as a result of these factors. Net majority income decreased 85.8% from Ps.2,020,284 in 1999 to Ps.287,000 in 2000. This decrease was mainly due to lower operating income, higher foreign exchange losses, and extraordinary charges principally related to the restructuring of the Food Sector.

Autoparts

The following table presents selected operating data for our autoparts segment:

	Year ended December 31,
	1999	2000	2001
	(In thousands, except percentages)
Net sales	Ps. 11,332,462	Ps. 11,417,172	Ps. 9,397,929
Cost of sales	8,291,818	8,377,735	7,115,771
Gross margin	26.8%	26.6%	24.3%
Operating expenses	Ps. 1,232,346	Ps. 1,369,268	Ps. 1,249,784
Operating income	1,808,298	1,670,169	1,032,374
Operating margin	16.0%	14.6%	11.0%
Depreciation and amortization(1)	Ps. 586,283	Ps. 599,297	Ps. 678,760
Capital expenditures	906,916	1,145,618	305,662

(1)	Excludes depreciation of an idle plant.

2001 and 2000 compared.    During 2001, the Autoparts Sector’s net sales decreased by 17.7%, from Ps.11,417,172 in 2000 to Ps.9,397,929 in 2001. This decline in sales was due to the lower demand of automobiles in the NAFTA market as a result of the economic slowdown in the U.S. and Mexico and the strengthening of the Peso versus the Dollar. Production in the U.S. and Mexican automotive industries declined 10.2% and 4.4%, respectively, when compared to 2000. During 2001, exports sales were $638.1 million, which represents an annual decrease of 7.1% compared to $686.6 million in export sales during 2000. Cost of sales decreased 15.1%, from Ps.8,377,735 in 2000 to Ps. 7,115,771 in 2001 due to lower sales. Operating expenses decreased 13.7% from Ps.1,369,269 in 2000 to Ps.1,249,784 in 2001, which in part reflects lower sales expenses. As a result, the operating income was Ps.1,032,374 in 2001 compared to Ps.1,670,169 in 2000. Operating margin decreased to 11.0% in 2001 compared to 14.6% in 2000.

2000 and 1999 compared.    The Autoparts Sector’s net sales for 2000 increased 0.7% to Ps.11,417,172 from Ps.11,332,462 in 1999. While we were able to sustain our sales growth in the domestic market and increase our exports by 7.6% in 2000, to $686.6 million from $638.1 million in 1999, the appreciation of the Peso relative to the Dollar reduced the Peso value of our 2000 Dollar-denominated sales resulting in only a 0.7% net sales increase. During 2000, exports represented 61.8% of the sales of this sector, while in 1999 they represented 63.8%. The decrease in the percentage of our sales that is represented by exports was mainly due to the growth in the production of automobiles in the domestic market, which reached record levels. Costs of sales increased 1.0% to Ps.8,377,735 in 2000. Operating expenses increased 11.1% in 2000 to Ps.1,369,268 from Ps.1,232,346 in 1999, reflecting salary increases in 2000 which were above the rate of inflation. As a result, operating income decreased 7.6% in 2000 to Ps.1,670,169 from Ps.1,808,298 in 1999. Operating margin for 2000 was 14.6% compared to 16% in 1999.

Chemicals

Beginning in 2000, we combined our diversified products segment, which includes adhesives, glues, waterproofing, additives and sealants, with our petrochemicals segment. These businesses are now reported together as our chemicals segment. Prior years results have been restated to reflect this change. The following table presents selected operating data for our chemicals segment:

	Year ended December 31,
	1999	2000	2001
	(In thousands, except percentages)
Net sales	Ps. 7,930,339	Ps. 8,263,335	Ps. 6,868,608
Cost of goods sold	5,673,248	6,449,183	5,158,216
Gross margin	28.5%	22.0%	24.9%
Operating expenses	Ps. 1,280,945	Ps. 1,269,808	Ps. 1,233,435
Operating income	976,146	544,344	476,957
Operating margin	12.3%	6.6%	6.9%
Depreciation and amortization(1)	Ps. 325,156	Ps. 313,335	Ps. 301,191
Capital expenditures	994,293	350,797	239,876

(1)	Excludes depreciation of an idle plant.

2001 and 2000 compared.    During 2001, net sales decreased 16.9%, from Ps. 8,263,335 in 2000 to Ps. 6,868,608 in 2001. This decline was due to the depressed global economic conditions, the global oversupply of chemical products and increased price competition. In the domestic market, the shutdown of three tire manufacturing facilities, one of which occurred in 2000 and the other two in 2001 (one of which subsequently reopened in May 2002), caused reductions in the domestic industrial demand level. During 2001, cost of sales decreased 20.0% to Ps.5,158,216, compared to Ps.6,449,183 in 2000, and operating expenses decreased 2.9% to Ps.1,233,435, compared to Ps.1,269,808 in 2000. The decrease in costs of sales and operating expenses was due to cost-reduction measures and the greater utilization of installed capacity. Due to the decrease in sales operating income declined 12.4%, from Ps. 544,344 in 2000 to Ps. 476,957 in 2001. The operating margin increased to 6.9% in 2001 compared with 6.6% in 2000, due to the efficiencies achieved through our cost-reduction measures.

2000 and 1999 compared.    During 2000, net sales increased 4.2% to Ps.8,263,335 from Ps.7,930,339 in 1999. The increase in sales was mainly due to higher international prices for synthetic rubber, carbon black and phenol, and an increase in sales volume of polystyrene, acrylics, synthetic rubber and decorative laminates in 2000. Cost of sales increased 13.7% in 2000 to Ps.6,449,183 from Ps.5,673,248 in 1999, reflecting significant price increases in 2000 for some of our raw materials such as butadiene, styrene and cumene (some of which increased up to 100%) and significantly higher natural gas prices. We implemented various initiatives to offset the negative environment in the chemicals cycle, including aggressive cost reduction and productivity programs in all of our chemicals businesses. These included programs aimed at increasing the efficiency and volume of our synthetic rubber and polystyrene production processes and the optimization of our installed capacity. As a result of these initiatives, operating expenses decreased 0.9% to Ps.1,269,808 during 2000, compared to Ps.1,280,945 in 1999. The previously mentioned factors and our inability to pass the increases in the cost of raw materials and natural gas to our customers, caused our operating income to decrease 44.2% from Ps.976,146 in 1999 to Ps.544,344 in 2000, and our operating margin to decrease to 6.6% in 2000 compared to 12.3% in 1999.

Food

The following table presents selected operating data for our food segment:

	Year ended December 31,
	1999	2000	2001
Net sales	Ps. 6,236,482	Ps. 3,733,284	Ps. 3,546,165
Cost of sales	4,717,985	2,832,318	2,691,122
Gross margin	24.3%	24.1%	24.1%
Operating expenses	Ps. 1,095,502	Ps. 859,602	Ps. 780,595
Operating income	422,995	41,364	74,448
Operating margin	6.8%	1.1%	2.1%
Depreciation and amortization	Ps. 206,554	Ps. 220,380	Ps. 165,867
Capital expenditures	805,966	331,288	168,725

2001 and 2000 compared.    During 2001, net sales declined by 5.0%, from Ps.3,733,284 in 2000 to Ps.3,546,165, due to lower sales in our pork business, which is related to low pork prices, and the discontinuance of our shrimp business in 2001. Cost of sales decreased 5.0% to Ps.2,691,122, compared to Ps.2,832,318 in 2000, and operating expenses decreased 9.2% from Ps.859,602 in 2000 to Ps.780,595 in 2001, due to our cost-reduction measures. Operating income increased 80.0%, from Ps.41,364 in 2000 to Ps.74,448 in 2001, due to the restructuring of our branded food business, the implementation of a new distribution strategy and significant cost reductions. As a result, operating margin increased from 1.1% in 2000 to 2.1% in 2001.

2000 and 1999 compared.    During 2000, net sales decreased 40.1% to Ps.3,733,284 from Ps.6,236,482 in 1999. This decrease was mainly due to the divestiture of the poultry business in December 1999 and to lower sales of branded food products in 2000. Cost of sales decreased 40.0% to Ps.2,832,318 in 2000 compared to Ps.4,717,985 in 1999, and operating expenses decreased 21.5% from Ps.1,095,502 in 1999 to Ps.859,602 in 2000 due to the divestiture of our poultry business. Operating income contracted 90.2% due to the sale of the poultry business and the extraordinary charges related to the restructuring in the branded products businesses, which achieved an operating income of Ps.422,995 in 1999 compared to Ps.41,364 in 2000. As a result of the aforementioned events, operating margin decreased from 6.8% in 1999 to 1.1% in 2000.

Real Estate

The following table presents selected operating data for our real estate segment:

	Year ended December 31,
	1999	2000	2001
	(In thousands, except percentages)
Net sales
Residential	Ps. 694,452	Ps. 292,755	Ps. 310,145
Tourism/resort	88,819	438,688	267,261
Commercial	131,776	308,069	229,816
Total	Ps. 915,047	Ps. 1,039,512	Ps. 807,222

	Year ended December 31,
	1999	2000	2001
	(In thousands, except percentages)
Net sales
Cost of sales(1)	376,835	553,924	428,066
Gross margin	58.8%	46.7%	47.0%
Operating expenses	Ps. 215,780	Ps. 323,789	Ps. 234,076
Operating income	322,432	161,799	145,080
Operating margin	35.2%	15.6%	18.0%
Depreciation and amortization	Ps. 44,356	Ps. 69,197	Ps. 35,589
Capital expenditures(2)	217,078	93,717	2,506
Investments in real estate projects(3)	414,310	698,053	699,801

(1)
Includes recognized cost of land, subcontracted construction costs, permit costs, architects’ and engineering fees and related costs. These costs are recognized proportionately as revenues are received for the particular project.

(2)
Includes expenditures made during the relevant period related to the Santa Fe shopping mall, in which we hold a 50.1% interest, including acquisitions of land, construction costs, permits, and architects’ and engineering fees. Does not include expenditures for other projects in our Real Estate Sector which are being developed for sale.

(3)
Includes expenditures made during the relevant period for acquisitions of land, construction costs, permits, architects’ and engineering fees and related items, except for expenditures related to the Santa Fe shopping mall.

2001 and 2000 compared.  During 2001, the net sales of this sector declined by 22.3%, from Ps. 1,039,512 in 2000 to Ps. 807,222 in 2001. This decline was due to the slowdown of the U.S. and Mexican economies. The projects with the highest contributions to sales were Bosques de Santa Fe, Punta Mita and Arcos Bosques. Bosques de Santa Fe contributed 28.6% of the total sales in the Real Estate Sector due to its strong sales of single-family lots. Arcos Bosques contributed 19.6% of the total sales in the Real Estate Sector due to its sale of that part of the North Building identified with the letter “B”. Punta Mita lot sales were affected by the slowdown of the U.S. economy, contributing 18.4% of the total sales in the Real Estate Sector. The cost of sales declined by 22.7% to Ps.428,066 in 2001 compared to Ps.553,924 in 2000, and operating expenses declined by 27.7%, from Ps. 323,789 in 2000 to Ps. 234,076 in 2001, due to a lower sales volume and our cost-reduction programs. Consequently, gross margin rose to 47.0% in 2001 compared to 46.7% in 2000. Operating income declined 10.3% to Ps.145,080 in 2001 from Ps.161,799 in 2000 due to the decline in sales. The operating margin in 2001 was 18.0% compared to 15.6% in 2000.

2000 and 1999 compared.  Net sales increased 13.6% from Ps.915,047 in 1999 to Ps.1,039,512 in 2000. The projects that contributed most to this increase were Bosques de Santa Fe, Punta Mita and Arcos Bosques Corporativo. Cost of sales increased 47.0% to Ps.553,924 in 2000 compared to Ps.376,835 in 1999. Costs increased at a higher rate than sales because there were more projects with lower margins in 2000, such as Arcos Bosques Corporativo and the operation of the Four Seasons Hotel in Punta Mita, resulting in a lower gross margin for the sector of 46.7% in 2000 compared to 58.8% in 1999. Operating expenses increased 50.1% from Ps.215,780 in 1999 to Ps.323,789 in 2000, which was due in large part to the operation of the Four Seasons Hotel in Punta Mita. As a percentage of sales, operating expenses represented 31.1% of sales in 2000 and 23.6% of sales during 1999. As a result of the foregoing, operating income decreased 49.8%, from Ps.322,432 in 1999 to Ps.161,799 in 2000, and operating margin decreased to 15.6% in 2000 from 35.2% in 1999.

Comprehensive financial result

Comprehensive financial result includes: (1) interest expense paid by us on financing, (2) interest earned by us on temporary investments, (3) the variations in our UDI-denominated debt which result from the inflation adjustment mechanism of these instruments, (4) foreign exchange gains or losses on our foreign currency–denominated monetary assets or liabilities, and (5) monetary earnings or losses due to the effects of inflation on our net monetary liability or asset position. To the extent that our monetary liabilities exceed our monetary assets during inflationary periods, we will generate a monetary position gain.

The following table presents the components of our comprehensive financial result for each of the periods indicated:

	Year ended December 31,
	1999	2000	2001
	(In thousands, except percentages)
Interest expense	Ps. (1,302,609)	Ps. (1,200,738)	Ps. (982,583)
Interest income	357,263	147,936	116,746
UDI variation	(17,627)	(112,779)	(99,441)
Exchange, gain (loss), net	410,543	(323,875)	310,909
Gain on monetary position	1,018,621	769,117	347,924
Comprehensive financial result	Ps. 466,191	Ps. (720,339)	Ps. (306,445)

2001 and 2000 compared.  In 2001, the net comprehensive financial result reflected an expense of Ps.306,445 compared to an expense of Ps.720,339 in 2000. The reduced expense was due mainly to: (1) a decline of 18.2% in interest expense, from Ps.(1,200,738) in 2000 to Ps.(982,583) in 2001, due to a decrease in our outstanding debt and lower interest rates; (2) a 21.1% decrease in interest earned, from Ps.147,936 in 2000 to Ps.116,746 in 2001; (3) an appreciation of the peso exchange rate during 2001, which resulted in an exchange gain of Ps.310,909 in 2001 compared to an exchange loss of Ps.323,875 in 2000; (4) a loss of Ps.99,441 from the two medium-term notes denominated in UDIS and (5) a 54.8% decline in the gains on monetary position, from Ps.769,117 in 2000 to Ps.347,924 in 2001, due to the lower inflation in 2001 compared to 2000.

2000 and 1999 compared.  During 2000, the net comprehensive financial result reflected an expense of Ps.720,339, compared to income of Ps.466,191 in 1999. This is attributable principally to: (1) the depreciation of the Peso against the Dollar during 2000, which resulted in an exchange loss of Ps.323,875 compared to an exchange gain of Ps.410,543 in 1999; (2) a 58.6% decrease in interest income during the 2000 to Ps.147,936 from Ps.357,263 in 1999 due to lower interest rates in 2000; (3) UDI variation expense of Ps.112,779 resulting from two issuances of UDI-denominated medium-term notes in 2000 and the inflation adjustment made to such notes and to the UDI-denominated medium-term notes issued in 1999 (UDIs are Peso-denominated, inflation-adjusted units); and (4) a 24.5% decline in monetary gains in 2000, from Ps.1,018,621 in 1999 to Ps.769,117 due to lower inflation during 2000. These factors more than offset a 7.8% decrease in interest paid in 2000 resulting from lower interest rates.

Equity in associated companies and unconsolidated subsidiaries

The Company reported a loss from equity in associated companies and unconsolidated subsidiaries of Ps. 114,086 in 2001 compared to a loss of Ps. 10,756 in 2000. The losses recorded in 2001 compared to 2000 were a result of the discontinuance of the shrimp business.

Other expenses and extraordinary items

In 2001, net other expenses and extraordinary items amounted to Ps.791,066, of which Ps.387,012 was a non-cash expense (which includes, among others, restructuring expenses, amortization of goodwill and impairment of assets) compared to Ps.247,057 in 2000. In 2001, these other expenses and extraordinary items were principally related to our corporate restructuring and consisted of amortization of goodwill, expenses incurred prior to the commencement of operations and amortization of patents, which collectively were equal to Ps.179,710, indemnity payments equal to Ps.171,128, corporate restructuring reserves and impairment of assets expenses equal to Ps.371,503 and other charges equal to Ps.68,725.

Income taxes and employee profit sharing

As a result of amendments to the Mexican income tax law which became effective on January 1, 1999, the nominal corporate income tax rate was increased from 34% to 35%. The nominal corporate tax rate, however, may not be less than 1.8% of the average value of a company’s assets, subject to some adjustments, whether or not the company had taxable income for the year. From 1999 through 2001, companies were permitted to defer a portion of their income tax liability on their net taxable income until dividends were paid from that income. For 1999, companies initially were required to pay income tax at a 32% rate, with the remaining 3% income tax liability payable on a proportional basis upon the distribution of dividends. For 1999, 2000 and 2001, the income tax liability due initially was 30% and the remaining 5% income tax could be deferred. Effective January 1, 2002, a new Mexican income tax became effective. For 2002, the income tax liability due is 35% and no part of this percentage may be deferred. With some exceptions, the amendments to the Mexican income tax laws also limit the extent to which we may reduce our consolidated tax liability by offsetting tax liabilities in some of our subsidiaries against tax losses in other subsidiaries, to 60% of our equity interest in the relevant subsidiaries.

In addition, aside from wages and agreed–upon fringe benefits, we and each of our subsidiaries are required by law to provide to our workers a share of our profits equal to 10% of taxable profit of the relevant company, calculated before any adjustments for inflation or amortization of fiscal losses of previous years.

Revised Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing,” became effective on January 1, 2000 for all Mexican companies. Prior to the effective date of this Bulletin, companies reporting under Mexican GAAP did not record the deferred tax effect of recurring temporary differences in the timing of the recognition of income and expenses for financial statement and income tax purposes. These differences, together with other non-recurring and permanent differences between income and expenses for accounting and tax purposes, resulted in an effective income tax rate that was lower than the statutory rate. New Bulletin D-4 requires that the comprehensive deferred effects (assets or liabilities) applicable to the cumulative temporary differences between assets and liabilities for financial statement and tax purposes be recorded. Deferred employee profit sharing will be calculated only for the temporary differences of the year whose reversal period can be determined. Our combined effective income tax rate for corporate income taxes and employee profit sharing was 26.8% in 1999, 55.8% in 2000 and 19.4% in 2001, as compared to the combined statutory rates of 45% in 1999, 2000 and in 2001.

As mentioned in Note 4 to the Financial Statements, beginning in January 2000, Desc adopted the provisions of Bulletin D-4 “Accounting for Income and Asset Taxes and Employee Profit Sharing”. The effect of the adoption was to recognize an initial long-term liability for deferred income taxes in the amount of Ps.1,717,353 affecting shareholders’ equity under “Cumulative effect of initial recognition of deferred income taxes” and Ps.712,329 affecting minority interest. The provision for income taxes for the year 2000 increased by Ps.104,046.

U.S. GAAP Reconciliation

In 2001, we had a net loss under U.S. GAAP of Ps.121,850 compared to net income under Mexican GAAP of Ps.41,354. In 2000, we had net income under U.S. GAAP of Ps.517,156 compared to net income under Mexican GAAP of Ps.287,000. In 1999, we had net income under U.S. GAAP of Ps.1,808,297 compared to net income under Mexican GAAP of Ps.2,020,284. These differences are attributable mainly to the recognition of deferred taxes and employee profit sharing, net of their monetary gain and the effect of the minority interest. The other major reasons for these differences relate to the recognition of the benefits of tax consolidation, preoperating expenses, as well as the minority interest and inflation effect of the U.S. GAAP adjustments.

For a further description of these and other adjustments under U.S. GAAP, see Notes 17 and 18 to the Financial Statements. Also, in Note 17 to the Financial Statement there is a discussion of recently issued accounting standards and their estimated impact on Desc’s financial position and results of operations.

Economic Conditions in Mexico

Economic conditions in Mexico improved in 1996 and during the first half of 1997. However, beginning in the second half of 1997, economic crises in Asia, Russia, and Brazil caused a setback in the economic recovery of Mexico and other emerging markets. These crises resulted in very volatile global financial conditions, large outflows of capital from emerging market countries such as Mexico, and volatile exchange rates for emerging markets currencies such as the Peso. As a result, Mexico experienced higher interest rates, slower economic growth and higher inflation during the second half of 1997 and during all of 1998. Mexican interest rates, which had declined from an average of 31.2% per annum for the 28-day Cetes (Mexican treasury bills) in 1996 to an average of 19.7% per annum in 1997, increased in 1998 to an average of 24.7% per annum. GDP growth declined from 6.76% in 1997, to 4.83% in 1998. Inflation, which had declined from 27.7% in 1996 to 15.7% in 1997 increased to 18.6% in 1998.

During 1999 and 2000, economic conditions in Mexico improved. Mexican interest rates averaged 21.3% and 15.24% per annum in 1999 and 2000, respectively, for the 28-day Cetes and inflation decreased to 12.3% in 1999 and to 9.0% in 2000. GDP grew by 3.7% in 1999, and by 6.9% in 2000. During 1999, the Mexican currency also strengthened compared to the Dollar, from Ps.10.17 per Dollar in January 1999 to Ps.9.50 per Dollar in December 1999 and maintained its strength during 2000 ending at 9.62 per Dollar in December 2000. Foreign investment also soared from approximately $10 billion in 1998 to $22 billion in 1999 to $11 billion in 2000 to $25 billion in 2001. During the first quarter of 2002, S&P upgraded Mexico to an investment grade status, from a rating of “BBB-” to “BB+”. However, the current slowdown of the U.S. economy has adversely affected our business.

During 2001, Mexico experienced an economic slowdown registering a negative GDP of 0.3% compared to the positive 6.9% reached in 2000, and the gross international reserves grew by $11.1 billion, reaching $44.8 billion at December 31, 2001. The inflation rate continued a downward trend on a yearly basis, reaching 4.4%, while average interest rates on the 28-day Cetes also decreased to 11.3% per annum, and on December 31, 2001, the 28-day Cetes rate was 6.3% per annum.

The slowdown in the Mexican economy has been fueled by a decline in industrial production and domestic demand. Oil revenues declined 36% in 2001, after having declined 4% on average in the first three quarters of 2001. The Mexican government acted several times in 2001 to tighten fiscal policy to prevent a larger deficit from developing into a major growth constraint. To deal with a Ps.33.8 billion shortfall of actual public sector income from budgeted levels, total governmental expenditures were decreased by Ps.31.7 billion. Consistent with the upward revised forecast of U.S. real gross domestic product, the full-year 2002 real gross domestic product forecast for Mexico has been also increased.

Fiscal Reform and Budget

The debate on fiscal reform in Mexico ended with the approval of a fiscal package that is expected to increase annual Mexican government revenues by approximately Ps.73 billion or 1.2% of the Mexican gross domestic product. Two-thirds of the gain is to come from ending the wage subsidy, the reinvested corporate earnings benefit (replaced by a 35% tax), and the preferred tax regimes for agriculture, fishing, and transportation. The maximum marginal income tax rate on individuals will decline from 40% to 35%. This is equal to the corporate rate and both are to drop another 1% point per annum through 2005. A further Ps.19 billion will come from a 10% excise tax on cellphones, pagers, and cable TV and satellite services; a 20% excise tax on soft drinks made with corn sweeteners, which has been temporarily suspended; a new tax regime for beverages (tiered by alcohol content); and a 5% rise (from 15% to 20%) in the VAT rate on luxury goods and services. The remainder will come from new public sector fees.

The Mexican government intends to maintain fiscal discipline as highlighted in the 0.65% targeted deficit in GDP for 2002, which is the same as the 2001 proposal, and which will be financed entirely domestically.

Political Events in Mexico

In the Mexican national elections held on July 2, 2000, Vicente Fox of the opposition PAN won the presidency, and he assumed office on December 1, 2000. His victory ended more than 70 years of presidential rule by the PRI. Neither the PRI nor the PAN succeeded in securing a majority in the Mexican Congress or Senate.

In Chiapas, the social unrest has continued and from time to time there have been outbreaks of violence that have resulted in deaths in Chiapas and other southern regions of Mexico. The new administration has inherited the conflict and has started a new negotiation process to solve it.

If the kind of political instability experienced at Chiapas were to expand or any other political instability were to develop, the market price of securities of Mexican issuers, including our shares, ADSs and debt securities, could be adversely affected.

Liquidity and Capital Resources

Liquidity

During 1999, 2000 and 2001, we generated EBITDA of Ps.4,671,255, Ps.3,598,886 and Ps.2,876,386, respectively. We generated cash flow mainly to finance capital expenditures and to service and repay debt. As of December 31, 2001, we had cash and marketable securities totaling Ps.133,311 on a non–consolidated basis, and Ps.1,371,014 on a consolidated basis. We believe that our working capital is sufficient for Desc’s and its subsidiaries’ present requirements.

Under Mexican GAAP, we present our consolidated statement of changes in financial position in accordance with Bulletin B–12, which identifies the generation and application of resources representing differences between beginning and ending financial statement balances in constant Pesos. The changes shown in the Financial Statements do not represent cash flow activities. See note 17 to the Financial Statements for more information about these changes.

At the corporate level, Desc has no substantial operations of its own and, consequently, we depend on dividends and other payments from our subsidiaries and income tax refunds for virtually all of our cash flow.

Desc has credit lines with different financial institutions. These credit lines enable us to meet all our current obligations on a timely basis, and, thereby, mitigate any liquidity risk. Desc recently refinanced its outstanding debt, the proceeds of which were used to reduce our use of short-term credit lines. Most of our credit lines do not charge us a fee for unused amounts.

Dividends from subsidiaries

It is our general policy that each of our principal subsidiaries pay to Desc (and other shareholders of the subsidiary) dividends equal to at least 50% of the subsidiary’s annual consolidated net income legally available for distribution. This percentage may be significantly lower in some cases, such as when the subsidiary proposes to make large capital expenditures or when its profits decline. As a general policy, Desc has paid approximately 35% of its legally available net income to shareholders, although it did not pay cash dividends in 1996 or 1999 as a result of restrictions under the terms of indebtedness that has since been repaid.

During 2001, our subsidiaries paid dividends of approximately Ps.473,213, representing in total approximately 60% of the subsidiaries’ 2000 net income. Approximately Ps.107,363 of these dividends were paid to Desc and the balance were paid to minority interests. During 2000, our subsidiaries paid dividends of approximately Ps.432,452, representing in total approximately 23% of the subsidiaries’ 1999 net income. Approximately Ps.385,823 of these total dividends were paid to Desc and the balance were paid to minority interests. During 1999, our subsidiaries did not pay dividends.

Income tax refunds

In Mexico, each corporation is required to pay an asset tax (substantially equivalent to an alternative minimum income tax) for each year in an amount not less than 1.8% of the average value of its assets (subject to some adjustments), whether or not the corporation had taxable income for the year. Under Mexican income tax law, each year, each of our consolidated subsidiaries has been required to pay to Desc the amount of tax it would have paid to the Mexican government in respect of its annual taxable income and assets had the subsidiary filed a separate return. These payments were made pro rata based on our proportionate equity interest in the subsidiary making the payment. We were required to collect these tax payments and pay to the Mexican government the amount of tax due on behalf of Desc and its subsidiaries calculated on a consolidated basis. We generally made payments in respect of each year early in the following year, after completion of our year–end audit. Because we were entitled to apply this requirement on the basis of our consolidated taxable income, we generally were able to reduce our consolidated tax liability below the aggregate amount of tax payments we receive from our subsidiaries, depending on how many subsidiaries made payment based on the minimum tax and the extent of consolidated taxable income compared to consolidated taxable assets. Any amount by which these tax payments to Desc exceeded our consolidated tax liability for any year was retained by Desc and therefore provided a source of cash at the parent company level. We refer to these excess payments as “refunds.” These refunds and the Mexican tax system are addressed in notes 4 and 14 to the Financial Statements.

As a result of amendments to Mexican income tax law which became effective on January 1, 1999, each subsidiary made 40% of its income tax payments directly to the Mexican government. The income tax law also limits the extent to which we may reduce our consolidated tax liability by offsetting tax liabilities in some of our subsidiaries against tax losses in other subsidiaries including Desc, to 60% of our equity interest in the relevant subsidiaries, thus reducing the amount of refunds available to us.

From 1999 to 2001, the Mexican income tax rate was 35%, with the obligation to pay this tax each year at a rate of 30%, with the remainder payable upon distribution of earnings. Beginning in 2002, the option to defer a portion of the income tax payment until dividends were distributed is eliminated. The maximum income tax rate will be 35% in 2002, 34% in 2003, 33% in 2004 and 32% beginning in 2005.

Uses of funds

At the Desc level, we utilize cash primarily to pay taxes, service debt and pay dividends. During 2001, we received Ps.107,789 in dividends from our subsidiaries, which we used to pay dividends to our shareholders totaling Ps.407,825 and to service debt. During 2000, we received Ps.385,863 in dividends from our subsidiaries, which we used to pay dividends to our shareholders totaling Ps.427,896. During 1999, our subsidiaries did not pay dividends. The dividend policies of the entity proposing to pay the dividend may change at the discretion of its shareholders. In addition, general limitations under Mexican corporate law apply to the amount of dividends payable by each of Desc and our direct and indirect subsidiaries.

Financing activity

In the past, our principal subsidiaries generally did not rely on Desc or each other for financing, except when substantial capital expenditures were to be made and in other limited circumstances. Since the last quarter of 2001, Desc has been the source of financing for our subsidiaries through intercompany loans. We anticipate that Desc alone will make future debt offerings in the capital markets. The proceeds of any future offerings of this kind, to the extent required by a subsidiary, would be provided to the subsidiary either by means of a capital contribution or an intercompany loan, as determined by Desc at the time.

As of December 31, 2001, our consolidated Dollar–denominated liabilities were $1.0 billion and our net consolidated Dollar–denominated liabilities after deducting Dollar–denominated assets, which consist principally of cash, were $702.6 million. The scheduled maturities of our outstanding debt at June 13, 2001, are summarized as follows:

	Payments Due By Period
	(In millions of Dollars)
	Total	Within 1 Year	2 – 3 Years	4 – 5 Years	After 5 Years
Long-Term Bank Loans and Notes Payable(1)	1,095	176.6	222.7	399.5	296.2
Capital Lease Obligations	7.0	1.0	2.0	1.0	3.0

Total Long-Term Debt	1,102	177.6	224.7	400.5	299.2

(1)	Under our bank facilities, the maturity on our outstanding debt could be accelerated if we do not maintain certain covenants.

See Note 4 to the Financial Statements for more information about our credit facilities. As explained above, in order to meet our cash requirements, we intend to use internally generated funds and to borrow under our existing and future credit facilities or under short-term borrowing facilities. We believe that cash generated from these sources will be adequate to meet our cash requirements over the next 12 months.

On October 9, 1997, Dine placed long-term notes guaranteed by Desc in international markets, bearing interest at 8.75% and maturing on October 9, 2007. As a result of Dine’s merger into Desc, Desc has assumed all of Dine’s obligations under the indenture for such notes. As of December 31, 2001, the carrying amount of the notes was $94.23 million and their fair value was $96.8 million.

In October 1999, Desc issued approximately Ps. 850 million of UDI-denominated Medium Term Notes due 2006. These notes were our first issuance under a Ps. 3 billion program structured by the Chase Manhattan Bank Mexico and authorized by the CNBV. UDIs are Unidades de Inversión or investment units, which are denominated in Pesos and adjusted periodically for inflation by Banco de México, the Mexican Central Bank. These notes bear interest at a net rate of 9% and were rated “MAA” by Duff and Phelps. We used the proceeds of this issuance to refinance short-term debt.

In January 2000, Girsa entered into a ten-year, $105 million loan agreement with the International Finance Corporation. As a result of the merger between Girsa and Desc, Girsa’s obligations under this loan agreement were assumed by certain of our Chemical Sector subsidiaries with a guarantee by Desc of those obligations. The proceeds from this loan were used to fund the establishment of a joint venture in the synthetic rubber business, increase capacity at various facilities, implement quality, technology and process improvements in various businesses, and implement various cost reduction programs as well as maintenance and environmental investments. As of December 31, 2001, we had borrowed all $105 million under this facility.

In April 2000, Corfuerte entered into a five-year, $32 million Term Loan Agreement with a group of banks. Corfuerte used the proceeds from this loan to refinance short-term debt. As of December 31, 2001, Corfuerte had borrowed all $32 million available to it under this facility. This loan was paid in the second quarter of 2002 with proceeds from one of our new syndicated loans (as described below).

On July 12, 2000, Desc issued approximately Ps.1 billion in UDI-denominated Medium Term Notes with a maturity period of seven years. These notes bear interest at a net rate of 8.20% and were rated “MAA” by Duff and Phelps. This placement was done under the Ps.3 billion program authorized by the CNBV, from which Ps.850 million (or 324 million in UDIS) was placed during October 1999.

In November 2000, Desc entered into a three-year $150 million Credit Agreement with a group of banks. We used the proceeds from this loan to refinance short-term debt of Desc. As of December 31, 2001, we had borrowed all $150 million under this facility. This loan was paid in the second quarter of 2002 with proceeds from one of our new syndicated loans (as described below).

In November 2000, Girsa entered into a four-year, $50 million revolving credit. As a result of the merger between Desc and Girsa, Desc has assumed Girsa’s obligations under this revolving credit line. Interest on this loan is payable monthly. The proceeds from this loan were used to repay short-term debt and fund capital expenditures.

In May and June of 2002, we entered into two credit agreements with two syndicates of banks. One credit agreement with a syndicate of Mexican banks, for which BBVA-Bancomer, S.A. acts as the administrative agent, is for an amount of Ps.1,300 million (or $130 million) with a maturity of five years and an average life of 3.3 years. The second credit agreement with a syndicate of international banks, for which Citibank, N.A. acts as the administrative agent, is for an amount of $275 million with a maturity of five years and an average life of 3.5 years. Each of the credit facilities contain various affirmative and negative covenants, including restrictions on the payment of dividends by Desc, on the purchase, redemption or acquisition of Desc’s capital stock by Desc and any subsidiary, financial covenants and restrictions on the ability of Desc to enter into agreements that restrict the payment of dividends by Desc’s subsidiaries to Desc. Both credit agreements were funded by the end of the second quarter of 2002 and the proceeds from these loans were used to refinance our debt.

As of December 31, 2001, Desc and its subsidiaries had outstanding short-term liabilities of approximately $332 million, most of which was borrowed under unsecured revolving credit facilities provided by several Mexican and U.S. commercial banks. These facilities are predominantly Dollar-denominated and are payable within 30 to 364 days with interest rates which fluctuated during 2001 between 2.65% and 6.50% in dollars and 9.00% and 11.00% in pesos. As of December 31, 2001, our subsidiaries had approximately $1,090 million of available credit under these and other facilities, in addition to the $600 million outstanding on that date. Since none of these facilities is committed, borrowings under them require the lenders’ consent.

Investment Activity

In February 2001, Desc sold its stake in the Four Seasons Resort in Punta Mita, Nayarit to Strategic Hotel Capital LLC for $52 million. During July 2001, Desc sold its heavy duty and medium duty truck clutch business, of Transmisiones TSP, S.A. de C.V. (TTSP), to the Eaton Corporation. In September 2001, Desc completed the sale of its 51% stake in the Santa Fe Shopping Center for $70 million. During October 2001, DESC reached an agreement to swap 60% of its valve business for 40% of TW’s piston business (pistons, pins and tappers). This transaction ended the partnership between TRW and UNIK, as TRW assumed 100% of the valve business and Unik retained 100% of the pistons, pins and tappers business and the Moresa brand. During the second quarter of 2001, Dine increased its stake in Bosques de Santa Fe from 50% to 73% with an investment of $30 million.

Off-Balance Sheet Financing Arrangements

Desc has no off-balance sheet financing arrangements.

Item 6.    Directors, Senior Management and Employees

Directors

Our board of directors is responsible for the management of our business. Our bylaws provide that the board of directors will be composed of no less than 5 and no more than 20 directors as determined by our shareholders at each annual shareholders’ meeting. Our bylaws also provide that our shareholders will elect the alternate directors, if any. At our November 29, 2001 shareholders’ meeting, our shareholders adopted amendments to our bylaws which were mainly required by the Mexican Securities Law (Ley del Mercado de Valores) and included, among other things, provisions dealing with the composition of our board of directors. Our bylaws, as amended, require that not less than 25% of our directors be persons that qualify as independent directors (as defined by the Mexican Securities Law).

The holders of the Series A shares have the right to elect one more than half of the board of directors. Shareholders or groups of shareholders holding shares, including Series C shares, of any one class which represent at least 10% of our total equity capitalization have a right to elect one director of the relevant series for each 10% held. The holders of the Series B shares have the right to elect the remaining members of the board of directors. Each director is elected to serve a one-year term and remains in office until the person elected to replace him takes office. At our April 25, 2002 shareholders’ meeting, our shareholders set the size of our board of directors at 12 members. The holders of Series C shares as a group represent more than 10% of our total equity capitalization and elected one Series C director at such meeting.

The following table lists the principal occupation, type of director and period of service on the board of each of our directors elected at our last general shareholders’ meeting, which was held on April 25, 2002. Except as indicated below, none of the directors holds any offices or positions in Desc. The members of our board of directors serve for one-year terms.

Name of Directors	Principal Occupation And Positions With Desc	First Elected
Series A Directors:
Fernando Senderos Mestre(1)	Chairman of the Board and Chief Executive Officer of Desc	1973
Eneko de Belausteguigoitia Arocena	Entrepreneur	1973
Carlos Gómez y Gómez	Chairman of the Board of Grupo Financiero Santander Serfin, S.A. de C.V.	1973
Carlos González Zabalegui	Chief Executive Officer of Controladora Comercial Mexicana, S.A. de C.V.	1996
Luis Téllez Kuenzler	Executive Vice President of Desc	2001
Ernesto Vega Velasco	Secretary of the Board	1973
Emilio Mendoza Saeb	Director of Desc	2002
Series B Directors:
Alberto Bailleres González	Chief Executive Officer of Grupo Bal	1973
Rubén Aguilar Monteverde	Indepedent Director	1978
Federico Fernández Senderos	Chief Executive Officer of Grupo Eulen México	1993
Valentín Díez Morodo	Vice President of Grupo Modelo, S.A. de C.V.	1999
Series C Director:
Prudencio López Martínez	Chairman of the Board of Sanvica, S.A. de C.V.	1973
(1)	Fernando Senderos Mestre is the uncle of Federico Fernández Senderos and the brother–in–law of Carlos Gómez y Gómez.

Committees of the Board of Directors

The committees of our board of directors consist of the Evaluation and Compensation Committee, the Audit Committee, the Finance and Planning Committee and the Executive Committee. Each of these committees is to be composed of no less than 3 and no more than 7 directors, as determined at each annual general shareholders’ meeting, in addition to Desc’s statutory auditor, who must attend (but not vote at) meetings of the board and of each of its committees. See “—Statutory Auditor” below for more information about the Statutory Auditor’s responsibilities. At the April 25, 2002 meeting, our shareholders set the size of the Finance and Planning Committee and of the Audit Committee at 4 members each and the size of each of the Evaluation and Compensation Committee and the Executive Committee at 3 members.

The duties of the Evaluation and Compensation Committee include recommending criteria to our Board for the selection and evaluation of the performance of our executive officers in accordance with general guidelines established by the Board, and analyzing the structure and amount of the compensation of our executive officers proposed by our CEO and making a recommendation to our Board. The current members of the Evaluation and Compensation Committee are Messrs. Ernesto Vega Velasco, Carlos González Zabalegui and Valentín Díez Morodo.

The duties of the Audit Committee include recommending to our Board candidates to serve as our external auditors, the terms under which such candidates will serve and the scope of their audit; assisting our Board in its supervision of our external auditors’ compliance with the terms of their engagement; acting as communication channels between our Board and our external auditors; ensuring the independence and objectivity of our external auditors; reviewing our auditors’ reports and letters and reporting the results of their review to the full Board; and, when required by our bylaws, reviewing the terms of transactions that are not in the ordinary course of business of Desc. The Audit Committee must submit an annual report at each annual shareholders’ meeting with respect to its activities over the prior year. The current members of the Audit Committee are Messrs. Prudencio López Martínez, Rubén Aguilar Monteverde, Eneko de Belausteguigoitia Arocena and Ernesto Vega Velasco.

The duties of the Finance and Planning Committee include evaluating and, if applicable, recommending for approval to our Board the investment and financing policies proposed by our Chief Executive Officer; evaluating and recommending general guidelines for our strategic planning; opining as to the premises underlying our annual budget; overseeing the implementation of our budget and strategic plan; and identifying the financial risks to which our company is subject and evaluating our policies to manage those risks. The current members of the Finance and Planning Committee are Messrs. Fernando Senderos Mestre, Eneko de Belausteguigoitia Arocena, Carlos Gómez y Gómez and Federico Fernández Senderos.

At the April 25, 2002 shareholders’ meeting, Messrs. Fernando Senderos Mestre, Federico Fernandez Senderos and Luis Téllez Kuenzler were elected as members of our Executive Committee. The duties of the Executive Committee include supervising the performance of our subsidiaries; appointing their top tier officers and determining their compensation with the advise of the Evaluation and Compensation Committee, establishing the premises and guidelines for the growth and development of our company and its subsidiaries and deciding on their investments and financing, with the advise of the Finance and Planning Committee.

The board of directors has six regular meetings scheduled per year and each of the committees has two regular meetings scheduled per year.

Executive Officers

The following table presents information concerning our current senior management:

Name	Position	Years with Desc
Fernando Senderos Mestre	Chairman of the Board and Chief Executive Officer	30
Luis Téllez Kuenzler	Executive Vice President	1
Mario Suro Rodríguez	Vice President (Autoparts Sector)	28
Enrique Ochoa Vega	Vice President (Chemicals and Branded Food Products Sector)	11
Andrés Baños Samblancat	Vice President (Real Estate Sector)	18
Arturo D’Acosta Ruiz	Chief Financial Officer	20
Jorge Luis Almada Wright	Corporate Director of Strategic Planning	3
Alberto Morett López	Corporate Director of Administration and Human Resources	9
Pedro Piedras Ros	Corporate Director of Control (Chemicals and Real Estate Sector)	22
Agustín Ríos Matence	Corporate Director of Control (Autoparts and Food Sector)	25
Ramón F. Estrada Rivero	General Counsel	12
Abel Archundia Pineda	Chief Information Officer	Less than 1 year

The following table presents information concerning the current chief executive officers of our principal sectors:

Name	Subsidiary (Business)	Years with Desc
Mario Suro Rodríguez	Autoparts Sector	28
Enrique Ochoa Vega	Chemicals and Branded Food Products	11
Andrés Baños Samblancat	Real Estate Sector	18

Examiner

In addition to electing our directors, our shareholders generally elect an examiner and an alternate at their annual ordinary meeting. Under Mexican law, the duties of the examiner include, among other things, examining the operations, books, records and any other documents of Desc and presenting at the annual ordinary shareholders’ meeting a report on the accuracy, sufficiency and reasonableness of the information presented by the board of directors at that meeting. Under our bylaws, the examiner is also authorized to call ordinary or extraordinary general shareholders’ meetings. Under our bylaws, any shareholder or group of shareholders that represents 10% of our shares has the right to designate an examiner and an alternate. This right was not exercised at the April 25, 2002 shareholders’ meeting. Our examiner is José Manuel Canal Hernando, and his alternate is Daniel del Barrio Burgos.

Compensation of Directors and Officers

For the year ended December 31, 2001, the aggregate compensation of all directors and officers of Desc, S.A. de C.V. as a group that was paid or accrued by us in that year for services in all capacities was approximately Ps.74,235. This group includes 11 directors, one examiner, one alternate examiner and 13 officers, 2 of whom were also directors. During the year ended December 31, 2001, we contributed approximately Ps.13,454 (in nominal Pesos) to a pension fund that covers the employees and the 15 executive officers of Desc, S.A. de C.V. Aside from this contribution, we did not set aside or accrue any other funds for pension, retirement or similar benefits for directors and executive officers as a group. Following the completion of each fiscal year, Desc in its sole discretion, awards cash bonuses in varying amounts to its executive employees. In past years, most of these employees are entitled, if they so elected when the plan was adopted, to use their cash bonuses to purchase Desc shares from a trust to which we loaned funds in 1992 to enable it to purchase shares of our stock in the open market, at an amount equal to the trust’s average cost basis in those shares. For 2001, the trust’s option to purchase shares for these employees, and thus the ability of the employees to purchase shares from the trust, was canceled but the fund remains in place.

Share Ownership by Our Executive Officers and Directors

Share ownership of Fernando Senderos Mestre and certain members of his immediate family and Eneko de Belausteguigoitia Arocena is set forth in “Major Shareholders” under Item 7. None of our other directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

Employees; Labor Relations

We employed approximately 19,344 people as of December 31, 2001, 22,320 people as of December 31, 2000 and 20,878 people as of December 31, 1999.

Each of our subsidiaries has entered into short–term union, collective bargaining or similar agreements for each plant and/or facility it operates. These contracts generally have two–year terms and provide for an annual salary review as well as a review of other contract terms and conditions prior to renewal, which is a standard arrangement for collective bargaining agreements for most Mexican companies. We believe that our relations with our employees are satisfactory.

Item 7.    Major Shareholders and Related Party Transactions

The following table presents information with respect to the ownership of Desc’s Series A, B and C shares, as of April 25, 2002, the date of our last shareholders’ meeting, by each shareholder known to us to own beneficially more than 5% of our outstanding Series A, B or C shares and by all of our officers and directors as a group:

	Number of Shares Owned
Name	Series A		Series B	Series C
Fernando Senderos Mestre(1)(2)	321,986,985		1,770,000	4,968,600
Lucía Senderos de Gómez(1)(3)	0		134,812,955	9,318,680
Eneko de Belausteguigoitia Arocena	86,567,920	(4)	8,666,555	380,005

Officers and directors as a group (21 persons)(2) (5)	428,560,893		17,873,055	8,475,872

	Percentage Owned
Name	Series A		Series B	Series C
Fernando Senderos Mestre(1)(2)	54.81%		0.35%	1.80%
Lucía Senderos de Gómez(1)(3)	0.00		26.63	3.38
Eneko de Belausteguigoitia Arocena	14.74		1.71	0.14

Officers and directors as a group (21 persons)(2) (5)	72.95		3.53	3.08

(1)	Lucía Senderos de Gómez and Fernando Senderos Mestre are siblings. Lucía Senderos de Gómez is the wife of Carlos Gómez y Gómez, a director of Desc.
(2)
Includes shares owned by SEN, S.A. de C.V., a corporation wholly–owned by Fernando Senderos Mestre. Does not include the 32,917,520 Series A shares, 2,708,215 Series B shares and 20,931,235 Series C shares owned by our pension funds, for which Fernando Senderos Mestre and other officers and directors serve as trustees or members of the investment committee, or shares owned by Lucía Senderos de Gómez. Does not include approximately 7,101,608 Series A shares, 4,645,300 Series B shares and 2,708,782 Series C shares currently owned by the trust referred to under Item 6. “Compensation of Directors and Officers”, as to which Fernando Senderos Mestre has voting control. Does not include 27,766,560 Series A shares, 64,387,105 Series B shares and 61,268,905 Series C shares owned by Manuel Senderos Irigoyen, the father of Fernando Senderos.

(3)	Does not include 2,345,030 Series A shares, 564,000 Series B shares and 78,505 Series C shares owned by Carlos Gómez y Gómez, the husband of Lucía Senderos de Gómez.
(4)	Includes 421,750 shares owned by companies controlled by Eneko de Belausteguigoitia Arocena.
(5)	Includes shares owned by Fernando Senderos Mestre and Eneko de Belausteguigoitia Arocena.

As a result of the shares owned by the Senderos family together with additional shares as to which Fernando Senderos Mestre exercises voting control (see the table above and Item 6. “Directors, Senior Management and Employers—Compensation of Directors and Officers” for information about these additional shares), the Senderos family has the power to elect a majority of our board of directors, to control our general management and to determine the outcome of substantially all matters requiring shareholder approval.

Related Party Transactions

From time to time, we may enter into transactions with parties that have relationships with our officers or directors or entities in which we have an ownership interest. Such transactions are reviewed by the board of directors and are subject to the prior approval of members of our board of directors who do not have a personal interest in the applicable transaction. We disclose all material transactions that, in our judgment, constitute related party transactions.

The following table sets forth information regarding loans extended by Desc to members of our board of directors and our senior management as of June 2002:

Name of Loan Recipient	Largest Aggregate Amount of Indebtedness Outstanding During Period	Indebtedness Currently Outstanding (In Dollars)	Nature of Loan	Interest Rate
Jorge Luis Almada Wright	$150,000	$150,000	Home Mortgage Loan	LIBOR plus 6%
Ramon F. Estrada Rivero	$163,000	$61,635	Home Mortgage Loan	LIBOR plus 5%
Arturo D’Acosta Ruiz	$200,000	$45,000	Home Mortgage Loan	LIBOR plus 5%
Abel Archundia Pineda	$215,000	$210,000	Home Mortgage Loan	Mexican Equilibrium Interbank Interest Rate plus 5%
Andres Baños Samblancat	$1,677,700	$1,677,700	Commercial Property Loan	LIBOR plus 6%

Desc and its subsidiaries sold a real estate lot and office space in our Arcos Bosques building, having an aggregate sales price of $5,240,000, to three companies affiliated with Andres Baños Samblancat, a member of our senior management.

Item 8.    Financial Information

Consolidated Financial Statements

See pages F-1 through F-51, which is incorporated herein by reference.

Litigation

We are involved in legal proceedings not described in this annual report that are incidental to the normal conduct of our business. We do not believe that liabilities relating to these proceedings will have a material adverse effect on our financial condition or results of operations. See also discussion in this Item 8 “—Significant Changes”.

Dividend Policy

For a discussion of our dividend policy, see Item. 10 “Additional Information—Dividends and Distributions” and “—Dividends and Paying Agent.”

Significant Changes

On March 12, 2002, we announced that Fenoquimia, S.A. de C.V., a wholly owned subsidiary of Desc which produces and markets acetone and methylmethacrylate, filed for a “Concurso Mercantil” in Mexico, which is similar to “Chapter 11” protection under U.S. bankruptcy laws. The filing for a “Concurso Mercantil” was precipitated by the ongoing decline in the global petrochemical business cycle and the deterioration of export margins. Fenoquimia’s 2001 sales and EBITDA represent less than 2% and 0.5%, respectively, of Desc’s consolidated amounts. Desc does not expect any material adverse effect, either financial or strategic, on its operations as a result of Fenoquimia’s filing for a “Concurso Mercantil”.

At our general annual ordinary and extraordinary shareholders’ meeting held on April 25, 2002, our shareholders approved the merger of Dine (which was the holding company for our Real Estate Sector) with Desc, with Desc surviving the merger. The merger became effective on May 14, 2002.

We are in the process of implementing several initiatives aimed at maximizing administrative efficiency and responsiveness among Desc and all of its businesses. We have commenced centralizing various operations within Desc in order to capitalize on synergies and streamline the administrative process. We also plan on consolidating certain businesses, sharing efficient and cost-effective practices among our businesses and consolidating production technologies within the Autoparts and Chemical Sectors. We are also establishing a centralized information technology group, which will provide an improved service to our businesses. We expect to establish a flexible and efficient administrative structure and thereby reduce administrative costs across all of our businesses. This will result in a reduction in personnel in 2002. We also plan on establishing a central compensation structure across all businesses that is based on productivity. In addition, during the beginning of 2002, we consolidated our various legal departments into one group in order to streamline workflow, improve efficiencies and exercise more control over our legal department.

Item 9.    The Offer and Listing

Trading Prices of our Shares and ADS

All three series of our stock are listed on the Mexican Stock Exchange and our ADSs are listed in the New York Stock Exchange under the symbol “DES”.

As of April 25, 2002, approximately 33,273,240 of the Series C shares were held in the form of ADSs. It is not practicable for us to determine the number of Series C shares beneficially owned by U.S. persons.

The following table sets forth for the periods indicated the high and low sales prices of the Series C shares on the Mexican Stock Exchange in nominal Pesos and the high and low sales prices of the ADSs on the New York Stock Exchange in Dollars. These prices are not representative of the prices for the Series A and Series B shares for these periods:

	Mexican Stock Exchange Pesos Per Series C Share		New York Stock Exchange Dollars Per ADS
Prior Five Years(1):	High	Low	High	Low
1997	Ps. 16.62	Ps. 8.54	$43.25	$21.75
1998	15.08	5.50	37.68	8.87
1999	13.60	6.80	29.12	14.06
2000	8.10	3.20	17.00	6.31
2001	5.20	3.20	11.20	6.25

2000:
First Quarter	Ps. 8.10	Ps. 5.90	$17.00	$12.50
Second Quarter	7.00	5.30	15.25	11.00
Third Quarter	6.62	4.99	14.37	10.25
Fourth Quarter	4.78	3.20	10.31	6.31

2001:
First Quarter	Ps. 4.26	Ps. 3.40	$8.78	$6.25
Second Quarter	4.00	3.40	8.42	7.16
Third Quarter	5.20	3.30	11.20	7.47
Fourth Quarter	4.40	3.20	9.50	6.90

Most Recent Six Months:
December 2001	Ps. 4.40	Ps. 3.40	$9.50	$7.35
January 2002	4.95	4.40	11.00	9.25
February 2002	4.88	4.51	11.00	9.20
March 2002	5.18	4.16	11.28	8.93
April 2002	5.80	4.89	12.44	10.80
May 2002	6.30	5.94	12.81	12.15

(1)	We have adjusted the sales prices of the Series C shares for the periods presented to retroactively reflect the 5 for 1 stock split effected on September 8, 1998.

As of June 27, 2002, the closing sales price of the Series C shares on the Mexican Stock Exchange was Ps.5.45 and the closing sales price of the ADSs on the New York Stock Exchange was $9.70.

Our 8¾% Guaranteed Notes due 2007 (which notes were issued by Dine and assumed by Desc as a result of the merger between Desc and Dine) were listed on the Luxembourg Stock Exchange on June 21, 1999. They are not listed on any other stock exchange. It is not practicable for us to determine the amount of these notes beneficially owned by U.S. persons.

Trading on the Mexican Stock Exchange

The Mexican Stock Exchange was founded in 1894 and has operated continuously since 1907. The Mexican Stock Exchange is located in Mexico City and it is Mexico’s only stock exchange. The Mexican Stock Exchange is organized as a corporation and its shares are owned by authorized brokerage firms. These firms exclusively are authorized to trade on the floor of the Mexican Stock Exchange.

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

Settlement takes place two trading days after a share transaction is effected on the Mexican Stock Exchange. Deferred settlements, even if by mutual agreement, are not permitted without the approval of the CNBV. Most securities traded on the Mexican Stock Exchange, including our shares, are on deposit with S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, a privately owned central securities depositary that acts as a clearing house, depositary, custodian, settlement, transfer and registration institution for Mexican Stock Exchange transactions, eliminating the need for physical delivery of securities.

As of December 31, 2001, approximately 127 Mexican companies were listed on the Mexican Stock Exchange, excluding mutual funds. During the second half of 2001, the ten most actively traded equity issues represented approximately 62.1% of the total volume of the shares traded on the Mexican Stock Exchange, not including public offerings. Although there is substantial participation by the public in the trading of securities on the Mexican Stock Exchange, a major part of such activity reflects transactions of institutional investors. There is no formal over-the-counter market for securities in Mexico.

The Mexican Stock Exchange is Latin America’s third largest exchange in terms of market capitalization, but it remains relatively small and illiquid compared to major world stock markets and is subject to significant volatility. As of December 31, 2001, the total market value of all shares, excluding mutual funds, listed on the Mexican Stock Exchange was $126,620 million.

Item 10.    Additional Information

Share Capital

Our capital stock consists of 3 classes of common stock: Series A common stock, Series B common stock and Series C common stock. The holders of the Series A shares have the right to elect one more than half of the members of our board of directors and, subject to the right of shareholders or groups of shareholders holding shares of any one class which represent at least 10% of our total equity capitalization to designate one director of the relevant series for each 10% held, the holders of the Series B shares have the right to elect the remaining members of our board of directors. The holders of Series C shares and American Depositary Shares (each representing 20 Series C shares) have limited voting rights that entitle them to vote only upon the matters designated in our bylaws. These matters are the extension of our duration, our dissolution, our transformation from one type of corporation into another, the change of our nationality, the change of our designated corporate purposes, our merger into another corporation if Desc is not the surviving corporation, and the cancellation of the registration of our shares on the Mexican Stock Exchange.

At our November 29, 2001 shareholders’ meeting, it was resolved to cancel the following treasury shares: 48,785,000 Series A shares, 60,088,140 Series B shares and 43,411,155 Series C shares. As of April 25, 2002, our outstanding capital stock consisted of 1,369,079,376 shares, comprised of 587,479,900 Series A shares, 506,257,866 Series B shares and 275,341,610 Series C shares. Under our bylaws, the Series A shares and the Series B shares may be held only by Mexican investors. The Series C shares may be held by Mexican and non–Mexican investors.

Bylaws

Set forth below is a brief summary of certain principal provisions of our bylaws and certain provisions of Mexican law. This description does not purport to be complete and is qualified in its entirety by reference to our bylaws, which have been filed as an exhibit to this annual report, and the applicable provisions of Mexican law. For a description of the provisions of our bylaws relating to our board of directors, Executive Committee and examiner, see Item 6.

Organization and Register; Purposes

Desc is a corporation (sociedad anónima de capital variable) organized under the laws of Mexico on August 28, 1973. Desc is registered in the Public Registry of Commerce of Mexico City under the number 8089.

Pursuant to Article Three of our bylaws, Desc’s general purpose includes promoting and encouraging industrial and tourist development, participating as a shareholder or partner in any type of Mexican company and acquiring all types of real estate and rendering all services necessary for the attainment of its purposes.

Share Capital

Our bylaws require that the Series A shares represent at all times at least 51% of the outstanding capital stock (not including the Series C shares) and that the Series B shares may not exceed 49% of such capital (not including the Series C shares). The Series C shares may in no event exceed 25% of our entire capital stock (including the Series C shares).

Voting Rights

Each Series A share and Series B share entitles the holder to one vote at any general meeting of our shareholders. The holders of the Series A shares have the right to elect one more than half of the board of directors. Shareholders or groups of shareholders holding shares, including the Series C shares, of any one class which represent at least 10% of our total equity capitalization have a right to elect one director of the relevant series for each 10% held. The holders of the Series B shares have the right to elect the remaining members of the board of directors. Except as described above, the holders of the Series C shares are entitled to vote only upon certain matters designated in our bylaws, namely:

•	the extension of the term of duration of Desc;

•	the dissolution of Desc;

•	the transformation of Desc from one type of corporation into another;

•	the change of Desc’s designated corporate purposes;

•	the change of nationality of Desc;

•	the merger of Desc into another corporation in which Desc does not survive the merger; and

•	cancellation of the registration of any series of our shares on the Mexican Stock Exchange.

Under Mexican law, the holders of shares of any series are also entitled to vote as a class at a special meeting on any action that would prejudice the rights of holders of such series, and a holder of such series would be entitled to judicial relief against any such action taken without such a vote. The determination whether an action requires a class vote on these grounds would initially be made by our board of directors or other party calling for shareholder action. Any determination that an action does not require a vote at a special meeting would be subject to judicial challenge by an affected shareholder, and the need for a vote at a special meeting would ultimately be determined by a court. There are no other procedures for determining whether a proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

Shareholders’ Meetings

Under Mexican law and our bylaws, we may hold three types of shareholders’ meetings: ordinary, extraordinary and special. Ordinary shareholders’ meetings are those called to discuss any issue specified in Article 181 of the Ley General de Sociedades Mercantiles (the “Mexican Companies Law”) and other issues not reserved for extraordinary shareholders’ meetings. An ordinary shareholders’ meeting must be held at least annually during the four months following the end of each fiscal year to consider certain matters specified in Article 181, including, among other things, the approval of the report prepared by the board of directors on Desc’s financial statements for the preceding fiscal year, the appointment of members of our board of directors and examiners and the determination of compensation for members of our board of directors and examiners.

Extraordinary shareholders’ meetings are those called to consider the matters specified in Article 182 of the Mexican Companies Law, including:

•	extension of the company’s duration or voluntary dissolution;

•	an increase or decrease in the company’s minimum fixed capital;

•	change in corporate purpose or nationality;

•	any transformation, merger or spin-off involving the company;

•	any stock redemption or issuance of preferred stock or bonds;

•	the cancellation of the listing of the company’s shares with the National Registry of Securities and Intermediaries;

•	amendments to the company’s bylaws; and

•	other matters for which applicable Mexican law or the bylaws specifically require an extraordinary meeting.

Special shareholders’ meetings are those called and held by shareholders of the same series or class to consider any matter particularly affecting the relevant series or class of shares.

Under Mexican law, holders of 20% of our outstanding capital stock may have any shareholder action set aside by filing a complaint with a Mexican court of competent jurisdiction within 15 days after the close of the meeting at which the action was taken, which shows that the challenged action violates Mexican law or our bylaws. Relief under these provisions is only available to holders (1) who were entitled to vote on the challenged shareholder action and (2) whose shares were not represented when the action was taken or, if represented, voted against such action.

Shareholders’ meetings are required to be held in our corporate domicile, which is Mexico City. Calls for shareholders’ meetings must be made by our board of directors, the examiners or any Mexican court of competent jurisdiction. The board of directors or the examiners may be required to call a meeting of shareholders by the holders of 10% of our outstanding capital stock.

Notice of meetings must be published in the Diario Oficial de la Federación or in a newspaper of major circulation in Mexico City at least 15 days prior to the meeting. Unless the approval of financial statements is to be discussed at the meeting, such notice period may be reduced to 5 days if the board of directors deems such reduction appropriate based on the urgency of the matters to be discussed at the meeting. Each call must set forth the place, date and time of the meeting and the matters to be addressed. Calls must be signed by whomever makes them.

In order to attend and vote at a shareholders’ meeting, a shareholder must request and obtain an admission card by depositing its share certificates (or evidence of deposit thereof in a Mexican bank) with the Secretary of Desc at least one day prior to the meeting. The shareholders may be represented at shareholders’ meetings by proxies named through a notarized power of attorney, a proxy letter or a power of attorney conferred in the form prepared by Desc for a specific meeting.

Quorum

A quorum on a first call for an ordinary shareholders’ meeting is at least 50% of the outstanding shares entitled to vote thereat. In order for a resolution of the ordinary shareholders’ meeting to be validly adopted as a result of a first or a subsequent call, the favorable vote of the majority of the shares represented and entitled to vote at such meeting is required.

The quorum on a first call for an extraordinary shareholders’ meeting is at least 75% of the outstanding shares entitled to vote at such meeting. An extraordinary shareholders’ meeting may be validly held pursuant to a second call with a quorum of at least 50% of the outstanding shares entitled to vote at such meeting. In order for a resolution of the extraordinary general meeting to be validly adopted as a result of a first or a subsequent call, the favorable vote of 50% of the outstanding shares entitled to vote at such meeting is required.

Withdrawal Rights

The outstanding variable portion of our capital stock may be fully or partially withdrawn by the shareholders. The minimum fixed portion of our capital stock specified in our bylaws cannot be withdrawn. A holder of shares representing our variable capital stock that wishes to effect a total or partial withdrawal of its shares must notify us in an authenticated written notice to that effect. If notice of withdrawal is received prior to the last quarter of the fiscal year, the withdrawal becomes effective at the end of the fiscal year in which the notice is given. Otherwise, the withdrawal becomes effective at the end of the following fiscal year.

The redemption of the shareholders’ shares would be made at the lower of: (i) 95% of the average share price quoted on the Mexican Stock Exchange during the 30 business days prior to the date on which the withdrawal becomes effective or (ii) the book value per share in accordance with our most recent financial statements approved at the annual ordinary shareholders’ meeting, by reference to the date on which the withdrawal becomes effective.

Since our inception, no shareholder has ever exercised its right to withdraw.

Dividends and Distributions

At our annual ordinary general shareholders’ meeting, our board of directors must submit to the holders of the Series A shares and the Series B shares our financial statements for the preceding fiscal year. Five percent of our net earnings must be allocated to a legal reserve fund until such fund reaches an amount equal to 20% of Desc’s capital stock. Our legal reserve fund currently satisfies this requirement. Additional amounts may be allocated to extraordinary, special or additional reserve funds as the shareholders may from time to time determine. The remaining balance, if any, of net earnings may be distributed as dividends or allocated for the redemption of shares. Any redemption must be approved in advance at an extraordinary shareholders’ meeting.

Dividends are paid to the registered holder of the relevant share or the duly authorized representative of such holder upon delivery of the applicable coupon. With respect to share certificates deposited with Indeval, payment of dividends is made through Indeval in accordance with customary payment procedures. Partially paid shares participate in any distribution to the extent that such shares have been paid at the time of the distribution. Our ability to pay dividends is subject to Mexican legal requirements, which provide that a corporation may declare and pay dividends only out of the profits reflected in its year–end financial statements (approved by its shareholders), only if such payment is approved by its shareholders, and then only after the creation of a required legal reserve and the set off or satisfaction of losses, if any, incurred in previous fiscal years. See Item 4. “Risk Factors Relating to Our Operations—Dependence on dividends from subsidiaries” and “Risks Relating to Our Controlling Shareholder and Capital Structure—Certain members of the Senderos family effectively control our management and their interests may differ from those of other securityholders”.

Liquidation Rights

Upon a dissolution of Desc, one or more liquidators must be appointed by an extraordinary shareholders’ meeting to wind up its affairs. All fully paid and outstanding shares of capital stock, regardless of class, will be entitled to participate equally in any distribution upon liquidation. Partially paid shares participate in a liquidation distribution in the same manner as they would in a dividend distribution.

Changes in Share Capital

An increase of capital stock may be effected through the issuance of new shares for payment in cash or in kind, by capitalization of indebtedness or by capitalization of certain items of shareholders’ equity. No increase of capital stock may be effected until all previously issued shares have been fully paid. A reduction of capital stock may be effected to absorb losses, to redeem shares or to release shareholders from payments not made. A reduction of capital stock to absorb losses may be effected by reducing the value of all outstanding shares. A reduction of capital stock to redeem shares may be effected by reimbursing holders of shares pro rata or through a drawing before a public broker. Shareholders may also approve the redemption of fully paid shares with retained earnings, which would be effected by a repurchase of shares on the Mexican Stock Exchange (in the case of shares listed thereon).

Our capital stock may be increased or decreased only by resolution of an extraordinary general shareholders’ meeting and, if such increase or decrease affects the fixed portion of our capital, an amendment to our bylaws. Any holders of the Series A shares or the Series B shares would be entitled to vote on an increase or decrease in capital stock, including one affecting the Series C shares.

No shareholder resolution is required for decreases in capital stock based on the exercise of a shareholder’s right to withdraw variable shares or Desc’s purchase of its shares or for increases based on a resale by Desc of shares it previously purchased.

Preemptive Rights

In the event of a capital increase through the issuance of new shares for payment in cash or in kind, a holder of existing shares generally has a preferential right to subscribe for a sufficient number of new shares to maintain the holder’s proportionate holdings of shares; however, such right is unavailable to holders of the Series C shares in respect of capital increases represented by either the Series A shares or the Series B shares or both the Series A shares and the Series B shares.

Except in limited circumstances, preemptive rights must be exercised within the period and under the conditions established for such purpose by the shareholders’ meeting approving the increase and under our bylaws, and in no case may such period be less than 15 business days following the publication of notice of the capital increase in the Diario Oficial de la Federación, provided that if all shareholders are present or represented at such meeting such publication shall not be required. Otherwise, such rights will lapse. Under Mexican law, preemptive rights may not be waived in advance by a shareholder and cannot be represented by an instrument that is negotiable separately from the corresponding share. Holders of ADSs may exercise preemptive rights only through the Depositary.

Registration and Transfer of the Shares

All of Desc’s series of shares are evidenced by share certificates in registered form, and registered dividend coupons may be attached to the certificates. Share certificates held by shareholders may have dividend coupons attached. If Desc and Indeval agree, share certificates deposited with Indeval will have no dividend coupons attached. Dividend coupons may only be presented for payment by the registered holder of the related share or its duly appointed agent. Shareholders of Desc may either hold their shares directly, in the form of physical certificates, or indirectly through institutions that have accounts with Indeval. Accounts may be maintained at Indeval by brokers, banks, other financial institutions or other entities approved by the CNBV (“Indeval Participants”). Desc maintains a share registry, and only those persons listed in such registry and those holding certificates issued by Indeval and any relevant Indeval Participant indicating ownership will be recognized as shareholders by Desc.

Other Provisions

Liabilities of the members of the board of directors

Under Mexican law, an action for civil liabilities against members of our board of directors may be initiated by a shareholders’ resolution. The director against whom such action is brought will cease to be a member of the board immediately upon the shareholders’ adoption of a resolution demanding responsibility for such civil liabilities. Additionally, shareholders representing not less than 15% of our outstanding shares may directly take such action against members of our board of directors, if (1) such shareholders have not voted against taking such action at the relevant shareholders’ meeting and (2) the claim in question covers damage alleged to have been caused to Desc and not merely to the individual plaintiffs. Any recovery of damages with respect to the action will be for our benefit and not for the shareholders bringing such action.

Purchase by Desc of its shares

According to Mexican law, we may repurchase any of our shares on the Mexican Stock Exchange at any time at the then prevailing market price. If we repurchase our shares and hold onto them (i.e., the shares are not cancelled or placed in our treasury), we must record such repurchase as a charge to our net worth. If the repurchased shares are placed in our treasury, we must record such repurchase as a charge to our shareholders’ equity and no shareholder approval is required. The general ordinary shareholders’ meeting must expressly approve for each fiscal year the maximum amount of funds that may be used for stock repurchases, with the sole limitation that such designated amount may not exceed our net profits, including retained profits. Any of our shares that we own and are not cancelled or placed in our treasury may not be represented at any shareholders’ meeting. We may publicly sell any of these repurchased shares, whether owned directly by us or held as treasury shares.

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

Appraisal rights

Whenever a shareholders’ meeting approves a change of our corporate purpose, a change of our nationality, a restructuring from one type of corporate form to another or a spin-off (escisión), any shareholder who has voted against such change or restructuring has the right to withdraw from Desc and receive an amount broadly equal to the book value of Desc’s shares (in accordance with Desc’s latest balance sheet approved by an ordinary general meeting), provided the dissenting shareholder exercises its right to withdraw during the 15-day period following the meeting at which such change or restructuring was approved.

Shareholder’s conflicts of interest

Pursuant to Article 196 of the Mexican General Law of Commercial Companies, any shareholder that has a direct or indirect conflict of interest with respect to a transaction must abstain from discussing and voting with respect to such transaction at the relevant shareholders’ meeting. A shareholder that votes on a transaction in which its interest conflicts with that of Desc may be liable for damages if the relevant transaction would not have been approved without such shareholder’s vote.

Director’s conflicts of interest

Pursuant to Article 14 Bis 5 of the Ley del Mercado de Valores (the “Securities Market Law”), any director, the examiner that attends the Audit Committee meetings or any member of such committee, that has a direct or indirect conflict of interest with respect to a transaction that is presented to the board of directors or to the Audit Committee must disclose such conflict to the board of directors or committee and abstain from discussing and voting with respect to such transaction.

Rights of shareholders

The protections afforded to minority shareholders under Mexican law are different from those in the United States and many other jurisdictions. The substantive law concerning fiduciary duties of directors has not been the subject of extensive judicial interpretation in Mexico, unlike many states in the United States where duties of care and loyalty elaborated by judicial decisions help to shape the rights of minority shareholders. Mexican civil procedure does not contemplate class actions or shareholder derivative actions, which permit shareholders in U.S. courts to bring actions on behalf of other shareholders or to enforce rights of the corporation itself. Shareholders cannot challenge corporate action taken at a shareholders’ meeting unless they meet certain procedural requirements, as described above under “Shareholders’ Meetings.” As a result of these factors, in practice it may be more difficult for our minority shareholders to enforce rights against us or our directors or controlling shareholders than it would be for shareholders of a U.S. company. In 2001, the Mexican government increased minority shareholders’ rights by amending the Securities Market Law and enacting other regulations to reduce the ownership percentages necessary to exercise minority rights and permit minority shareholders to sell their shares in the event of a change of control in Desc.

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

Duration

Our existence under our bylaws is 99 years from the date of our incorporation.

Material Contracts

We are not a party to any material contract other than those entered into in the ordinary course of business.

Exchange Controls and Foreign Investment Restrictions

Exchange Controls

Mexico abolished its exchange control system on November 11, 1991. From November 11, 1991 to October 20, 1992, Banco de México permitted the rate of exchange between the Peso and the Dollar to fluctuate according to supply and demand within a moving band. In December 1994, the Mexican government, in response to exchange rate pressures, increased by 15% the upper limit of the Peso—Dollar exchange rate band, and two days later allowed the Peso to fluctuate freely against the Dollar. By December 31, 1994, the Peso—Dollar exchange rate, which had been Ps.3.466 to U.S.$1.00 on December 19, 1994, was Ps.5.000 to U.S.$1.00. At December 31, 1996, the Peso—Dollar exchange rate was Ps.7.88 to U.S.$1.00.

Fluctuations in the exchange rate between the Peso and the Dollar affect the Dollar equivalent of the Peso price of securities traded on the Mexican Stock Exchange, including our shares and, as a result, are likely to affect the market price of our securities. Fluctuations in the exchange rate can also affect our operating results depending on the terms of our contractual arrangements and the effect of the fluctuation on the specific industries in which we operate.

Except for the period from September through December 1982, during the Mexican liquidity crisis, Banco de México consistently has made foreign currency available to Mexican private sector entities. However, in the event of renewed shortages of foreign currency, we cannot assure you that Banco de México would continue to make foreign currency available or that foreign currency we need to service foreign currency obligations could be purchased in the open market without substantial additional cost.

Pursuant to the provisions of NAFTA, Mexico remains free to impose foreign exchange controls on investments made in Mexico, including those made by U.S. and Canadian investors.

Restrictions on Foreign Investment.

Foreign investment in the capital stock of Mexican companies is regulated by the 1993 Ley de Inversión Extranjera (the “Foreign Investment Law”) and the 1998 regulations promulgated under the Foreign Investment Law (the “Foreign Investment Regulations”). The Foreign Investment Law defines foreign investment as (i) the participation of foreign investors in the capital stock of Mexican corporations, or investments made in the capital stock of Mexican corporations by a Mexican corporation in which foreign capital has a majority participation, and (ii) the participation of foreign investors in those activities that are regulated by the Foreign Investment Law. Foreign investors are defined as individuals or entities that are not Mexican nationals. The Comisión Nacional de Inversiones Extranjeras (the “Foreign Investment Commission”), the Dirección General de Inversiones Extranjeras (the “Foreign Investments Bureau”) and the Registro Nacional de Inversiones Extranjeras (the “National Registry of Foreign Investments”) of the Ministry of Economy are responsible for the administration of the Foreign Investment Law and the Foreign Investment Regulations. In order to comply with foreign investment restrictions, Mexican companies typically limit particular classes of their stock to ownership by Mexican individuals and Mexican corporations in which foreign investment has a minority participation.

As a general rule, the Foreign Investment Law allows foreign investment in up to 100% of the capital stock of Mexican companies except for those engaged in restricted industries. With respect to restricted industries, the Foreign Investment Law not only limits or forbids share ownership but also requires that Mexican shareholders retain the power to determine the administrative control and the management of those corporations. Restricted industries currently include retail trade in gasoline and distribution of liquid petroleum gas, radio broadcasting, credit unions, development banks, land transportation of passengers, tourists and freight in Mexico other than messenger and package delivery services, and the rendering of specified professional and technical services. Desc and its subsidiaries currently do not engage in any restricted industry, except that Desc owns a limited purpose financing entity where foreign investment is allowed up to 49%, but since Desc is a Mexican investor, our ownership satisfies the requirements of the Foreign Investment Law. However, our bylaws restrict our Series A and Series B shares to Mexican ownership. A holder that directly acquires Series A or B shares in violation of the restrictions on foreign investment contained in our bylaws will not have any of the rights of a shareholder with respect to those shares, the acquisition will be null and void, and the corresponding shares will be cancelled.

Due to the limited voting rights of our C shares, they are not taken into account under the Foreign Investment Law or our bylaws in determining compliance with restrictions on foreign ownership. Accordingly, unlike the Series A and B shares, the C shares are not restricted to Mexican ownership

Taxation

Tax Treaty between the United States and Mexico

The United States and Mexico have signed and ratified a Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Protocols thereto. We refer to this Convention as the “Tax Treaty”. The Tax Treaty is currently in effect and we summarize below the provisions of the Tax Treaty that may affect holders of ADSs, Series C shares and our 8 3/4% Guaranteed Notes due 2007 (which notes were issued by Dine and assumed by Desc as a result of the merger between Desc and Dine) who are residents of the United States (as defined in the Tax Treaty).

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

For purposes of Mexican taxation, an individual is a resident of Mexico if he has established his home in Mexico, unless he has resided in another country for more than 183 days, whether consecutive or not, during a calendar year and can demonstrate that he has become a resident of that other country for tax purposes. Individuals of Mexican birth are deemed to be Mexican residents for tax purposes, unless proof is submitted to the contrary. A legal entity established under Mexican law or having its principal offices or management in Mexico is deemed a resident of Mexico. A person having a permanent establishment in Mexico will be regarded as a resident of Mexico and will be required to pay taxes in Mexico in accordance with applicable law in respect of all Mexican–source income.

Taxation of dividends

Dividends paid either in cash or in any other form to Mexican individuals and to all non-Mexican shareholders, whether individuals or entities, with respect to the ADSs or the Series C shares represented by ADSs, are not subject to a Mexican withholding tax.

We will not be subject to any tax in connection with a dividend payment if the amount maintained in our previously taxed net earnings account (cuenta de utilidad fiscal neta or “CUFIN”) exceeds the dividend payment to be made. However, if the dividend payment is in an amount greater than our CUFIN balance (which may occur in a year when net profits exceed the balance in such accounts), then we will be required to pay up to a 35% income tax in 2002, 34% in 2003, 33% in 2004 and 32% beginning in 2005 on an amount equal to the product of (i) the portion of the amount which exceeds such balance times 1.5385 in 2002, 1.5152 in 2003, 1.4925 in 2004 and 1.4706 in 2005.

Taxation of capital gains

Gains on the sale or other disposition of ADSs by holders who are not residents of Mexico will not be subject to Mexican tax. Deposits of Series C shares in exchange for ADSs and withdrawals of Series C shares in exchange for ADSs will not give rise to Mexican taxes.

Gains on the sale of Series C shares by holders who are not residents of Mexico will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange. The proceeds from the sale or other disposition of Series C shares by an entity that is not a resident of Mexico through the Mexican Stock Exchange will be subject to a 5% withholding if the Series C shares, as is the case, are on the list of publicly-traded shares published by the Ministry of Finance and Public Credit through general rules. However, under general rules issued by the Ministry of Finance and Public Credit on May 30, 2002 and in effect until February 28, 2003, nonresident entities are given the right not to pay said tax while said general rules are in effect.

Under current law, the sale or disposition of Series C shares other than through the Mexican Stock Exchange by holders who are not residents of Mexico is generally subject to a Mexican tax at a rate of 25% of the gross sales price. However, if the holder is a resident of a country which is not considered to be a low tax rate country (by reference to a list of low rate countries published by the Mexican Ministry of Finance and Public Credit), the holder may elect to designate a resident of Mexico as its representative for Mexican tax purposes, in which case taxes would be payable at a maximum rate of 35% on the gain on such disposition. The maximum rate will be gradually reduced by one percent per year until 2005. In 2005 and thereafter, the maximum rate will be 32%. The United States is not considered to be low tax rate country. The Tax Treaty exempts United States residents from Mexican capital gains taxes on dispositions of stock (whether or not those dispositions are carried out through the Mexican Stock Exchange), provided that (i) during the 12–month period before the disposition, the U.S. resident did not hold, directly or indirectly, an equity interest of 25% or more in the Mexican company, (ii) less than 50% of the assets of the Mexican company consist of immovable property situated in Mexico or (iii) the gain is not attributable to a permanent establishment in Mexico of the U.S. resident.

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

Mexican Federal Income Tax Considerations for Holders of the Notes

The following is a summary of the principal consequences under current Mexican federal tax laws, the regulations and administrative rules issued by the Ministry of Finance and Public

Credit and the Tax Treaty of the purchase, ownership and disposition by a Foreign Holder of Desc’s 8¾% Guaranteed Notes due 2007 (the “Notes”). The Notes were issued by Dine with the full and unconditional guarantee of Desc. As a result of Dine’s merger into Desc, Desc has assumed all of Dine’s obligations under the indenture. A “Foreign Holder” is a holder who (1) is not a resident of Mexico for tax purposes and (2) will not hold Notes or a beneficial interest in Notes in connection with the conduct of a trade or business through a permanent establishment in Mexico. This summary does not address the tax laws of any state or municipality in Mexico. Readers are cautioned that this is not a complete analysis or listing of all potential tax effects that may be relevant to a decision to purchase, hold or dispose of Notes.

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

Taxation of payments of interest and principal

Under the Mexican Income Tax Law, payments of interest made by Desc to a Foreign Holder in respect of the Notes will be subject to Mexican withholding taxes assessed at a rate of 4.9% if (i) as is the case, the Notes have been placed through banks or brokers in a country with which Mexico has executed a treaty to avoid double taxation and such treaty is in force, (ii) as is the case, the Notes have been registered with the Special Section of the National Registry for Securities and Intermediaries (the “Special Section”) and (iii) the issuer provides the information required under general rules issued by the Ministry of Finance and Public Credit (the “Reduced Rate Regulation”), which is described below. The issuer currently intends to provide this information. Otherwise, payments of interest made by Desc to Foreign Holders in respect of Notes will be subject to Mexican withholding taxes imposed at a rate of 10%.

The information requirements under the Reduced Rate Regulation, are generally described below:

•	Desc, as is the case, has timely filed with the Ministry of Finance and Public Credit information relating to the registration of the Notes in the Special Section and to the issuance of the Notes; and

•
Desc timely files each quarter of the calendar year with the Mexican Ministry of Finance and Public Credit information representing that no “party related” to Desc, directly or indirectly, is the effective beneficiary of 5% or more of the aggregate amount of the interest payment, and Desc maintains records evidencing compliance with this requirement.

Under the Mexican Income Tax Law and Reduced Rate Regulation any of the following would be a “party related” to Desc: (1) shareholders of Desc that own, directly or indirectly, individually or collectively with related persons (within the meaning of the Mexican Income Tax law and the Reduced Rate Regulation) more than 10% of Desc’s voting stock or (2) corporations if more than 20% of their stock is owned directly or indirectly, individually or collectively by related persons of Desc.

Apart from the Reduced Rate Regulation, other special rates of Mexican withholding income tax may apply. In particular, under the Tax Treaty, the Mexican withholding tax is reduced to 4.9% (the “Treaty Rate”) for some holders that are residents of the United States within the meaning of the Tax Treaty provided they satisfy the circumstances contemplated in the Tax Treaty. However, during 2002, the Tax Treaty is not expected, generally, to have any material effect on the Mexican tax consequences to holders of Notes because, as described above, with respect to a United States holder, Desc will be entitled to withhold taxes in connection with interest payments under the Notes at the Reduced Rate so long as the Reduced Rate Regulation requirements described above are met. Holders of the Notes should consult their tax advisors as to the possible application of the Treaty Rate.

Interest paid on Notes held by a non–Mexican pension or retirement fund will be exempt from Mexican withholding tax if the fund (1) has been duly incorporated as a fund pursuant to the laws of its country of origin, (2) is the effective beneficiary of the interest paid, (3) is registered with the Ministry of Finance and Public Credit for that purpose, and (4) is exempt from income taxation in its country of origin and the relevant interest income is exempt from taxes in that country.

Desc has agreed, subject to the exceptions and limitations contained in the indenture under which the Notes were issued, to pay additional amounts in respect of the Mexican withholding taxes mentioned above to the holders of the Notes as will result in receipt by such holders of such amounts as would have been received by such holders had no such withholding or deduction been required.

Under the Mexican Income Tax Law, a Foreign Holder will not be subject to any Mexican income taxes in respect of payments of principal made by Desc in connection with the Notes.

Taxation of capital gains

Under the Income Tax Law it is not clear if a tax will apply to gains resulting from a Foreign Holder’s sale or other disposition of Notes. We believe, but have not verified, that such tax applies only to the gains resulting from a Foreign Holder’s sale or other disposition of debt securities placed among the investment public at large in Mexico.

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

United States Federal Income Tax Considerations – ADSs or Series C Shares

General

Subject to the limitations described below, the following discussion describes the material United States federal income tax consequences to a U.S. Holder (as defined below) that is a beneficial owner of the ADSs or Series C shares (the “Shares”) and that holds them as capital assets. For United States federal income tax purposes, a U.S. Holder (as defined below) of ADSs will be treated as the owner of the Shares that those ADSs represent. Accordingly, this discussion generally treats ownership of ADSs as equivalent to owning Shares and the United States federal income tax consequences discussed below apply equally to owners of both Shares and ADSs. For purposes of this summary, a “U.S. Holder” is a beneficial owner of Shares who or that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal tax purposes) created or organized in the United States or under the laws of the United States or of any state or the District of Columbia, (iii) an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

This summary is for general information purposes only. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase Shares. As this is a general summary, prospective owners of Shares are advised to consult their own tax advisers with respect to the U.S. federal, state and local tax consequences, as well as to non-U.S. tax consequences, of the acquisition, ownership and disposition of Shares applicable to their particular tax situations.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), current and proposed U.S. Treasury regulations promulgated thereunder, and administrative and judicial decisions, as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the United States federal income tax consequences to holders that are subject to special treatment, including:

•	broker-dealers, including dealers in securities or currencies;

•	insurance companies;

•	taxpayers that have elected mark-to-market accounting;

•	tax-exempt organizations;

•	financial institutions or “financial services entities”;

•	taxpayers who hold Shares as part of a straddle, “hedge” or “conversion transaction” with other investments;

•	holders owning directly, indirectly or by attribution at least 10% of our voting power or 10% of the value of our stock;

•	taxpayers whose functional currency is not the U.S. dollar;

•	certain expatriates or former long-term residents of the United States; and

•	taxpayers who acquire Shares as compensation.

This discussion does not address any aspect of United States federal gift or estate tax, or state, local or non-United States tax laws. Additionally, the discussion does not consider the tax treatment of partnerships or persons who hold Shares through a partnership or other pass-through entity. Certain material aspects of United States federal income tax relevant to a beneficial owner other than a U.S. Holder (a “Non-U.S. Holder”) also are discussed below. Each investor is advised to consult such person’s own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of Shares.

Taxation of Dividends Paid on Shares

In the event that we do pay a dividend, and subject to the discussion of the passive foreign investment company, or “PFIC,” rules below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on the Shares on the date the distribution is received (which, in the case of ADSs, will be the date of receipt by the Depositary) to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder’s basis in the Shares and, to the extent in excess of such basis, will be treated as a gain from the sale or exchange of the Shares. Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. Holder will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate on the date the distribution is received (which, in the case of ADSs, will be the date of receipt by the Depositary), regardless of whether the payment is in fact converted into U.S. dollars on such date. A U.S. Holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

Distributions of our current or accumulated earnings and profits will be foreign source passive income for United States foreign tax credit purposes and will not qualify for the dividends received deduction otherwise available to corporations. U.S. Holders will not be entitled to a deduction or credit for any taxes paid by us on a distribution. See “Mexican Federal Income Tax Considerations for Holders of ADSs and Series C Shares – Taxation of dividends.”

Taxation of the Sale or Exchange of Shares

Subject to the discussion of the PFIC rules below, upon the sale or exchange of Shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in the Shares, which is usually the U.S. dollar cost of such shares, and the amount realized on such sale or exchange. Capital gain from the sale or exchange of the Shares held more than one year is long-term capital gain. Gain or loss recognized by a U.S. Holder on a sale or exchange of Shares generally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of a capital loss recognized on the sale or exchange of Shares is subject to limitations.

If the Shares are publicly traded, a disposition of Shares will be considered to occur on the “trade date,” regardless of the U.S. Holder’s method of accounting. A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and, therefore, may realize foreign currency gain or loss, unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale for purposes of calculating such foreign currency gain or loss. In addition, a U.S. Holder that receives foreign currency upon the sale or exchange of the Shares and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

U.S. Holders generally will not be entitled to claim a foreign tax credit for any Mexican tax incurred on a sale of the Shares against U.S. tax imposed on any gain from the sale. See “Mexican Federal Income Tax Considerations for Holders of ADSs and Series C Shares – Taxation of capital gains.”

Passive Foreign Investment Company Considerations

We will be a passive foreign investment company, or PFIC, for United States federal income tax purposes, if 75% or more of our gross income in a taxable year, including the pro-rata share of the gross income of any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC if 50% or more of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including the pro-rata share of the assets of any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income.

If we are a PFIC, a U.S. Holder may be subject to adverse United States federal income tax consequences upon receipt of distributions by us or upon realizing a gain on the disposition of our Shares, including taxation of such amounts as ordinary income and the imposition of an interest charge on the resulting tax liability as if such ordinary income accrued over the U.S. Holder’s holding period for the PFIC shares. We believe that we were not a PFIC for 2001 and believe we will not be a PFIC for 2002. However, there can be no assurances that we will not become a PFIC. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules.

Tax Consequences for Non-U.S. Holders of Shares

Except as described in “U.S. Information Reporting and Backup Withholding” below, a Non-U.S. Holder who is a beneficial owner of Shares will not be subject to United States federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, such Shares, unless:

•
such item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States;

•
the Non-U.S. Holder is an individual who holds the Shares as capital assets and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

•	the Non-U.S. Holder is subject to tax pursuant to the provisions of United States tax law applicable to U.S. expatriates.

U.S. Information Reporting and Backup Withholding

U.S. Holders generally are subject to information reporting requirements with respect to dividends paid in the United States on Shares. In addition, U.S. Holders are subject to U.S. backup withholding (currently at a rate of 30%) on dividends paid in the United States on Shares unless the U.S. Holder provides an IRS Form W-9 or otherwise establishes an exemption. U.S. Holders are subject to information reporting and backup withholding (currently at a rate 30%) on proceeds paid from the sale, exchange, redemption or other disposition of Shares unless the U.S. Holder provides an IRS Form W-9 or otherwise establishes an exemption.

Non-U.S. Holders generally are not subject to information reporting or backup withholding with respect to dividends paid on, or proceeds upon the sale, exchange, redemption or other disposition of, Shares, provided that such Non-U.S. Holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

Backup withholding is not an additional tax. The amount of any backup withholding will be allowed as a credit against such U.S. Holder’s or Non-U.S. Holder’s United States federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the U.S. Internal Revenue Service.

United States Federal Income Tax Considerations – The Notes

The following discussion is based upon the provisions of the Code, the applicable U.S. Treasury regulations promulgated or proposed thereunder, judicial authority and current administrative rulings and practice. Legislative, judicial or administrative changes or interpretations may be forthcoming that may be retroactive and that could alter or modify the continued validity of the statements and conclusions set forth below. Except with respect to the discussions set forth below under “? Non-U.S. Holders” and “? Information Reporting and Backup Withholding,” this discussion is limited to the United States federal income tax considerations applicable to a beneficial owner of a Note who or which is (i) a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal tax purposes) created or organized in the United States or under the laws of the United States or any political subdivision thereof or therein, (iii) an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust (for purposes of this section relating to the Notes, a “U.S. Holder”). Certain aspects of United States federal income taxation relevant to a beneficial owner of a Note other than a U.S. Holder (for purposes of this section relating to the Notes, a “Non-U.S. Holder”) are also discussed below. This discussion does not address all aspects of United States federal income taxation that might be relevant to particular holders in light of their personal investment circumstances or status, nor does it discuss the consequences to holders subject to special treatment under the United States federal income tax laws, including:

•	broker-dealers, including dealers in securities or currencies;

•	insurance companies;

•	taxpayers that have elected mark-to-market accounting;

•	tax-exempt organizations;

•	financial institutions or “financial services entities”;

•	taxpayers who hold Notes as part of a straddle, “hedge” or “conversion transaction” with other investments;

•	certain expatriates or former long-term residents of the United States; and

•	taxpayers whose functional currency is not the U.S. dollar.

The discussion does not address any special rules that may apply if the Holder receives principal in installment payments or if a Note is called before the maturity date. This discussion does not address any aspect of United States federal gift or estate tax, or state, local or non-United States tax laws. Additionally, the discussion does not consider the tax treatment of partnerships or persons who hold Notes through a partnership or other pass-through entity. Holders are urged to consult their own tax advisors regarding the U.S. federal, state, local, foreign and other tax considerations of the acquisition, ownership and disposition of the Notes.

Except as otherwise indicated below, this discussion is generally limited to the tax consequences to beneficial owners of the Notes that are initial holders of the Notes that hold the Notes as capital assets (within the meaning of Section 1221 of the Code) and that purchased the Notes at the “issue price.” For this purpose, the “issue price” of a Note is the first price at which a substantial amount of the Notes were sold to the public for money (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers).

Each investor is advised to consult such person’s own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of Notes.

Recent Merger between Desc and Dine

As a result of Dine’s merger into Desc, Desc has assumed all of Dine’s obligations under the indenture for the Notes. Such merger should not constitute a taxable event for United States federal income tax purposes (under the applicable U.S. Treasury regulations) for a holder of a Note, so that the U.S. Holder’s holding period and adjusted tax basis for a Note should not be affected and the U.S. Holder would continue to take into account income in respect of a Note in the same manner as before the merger.

Stated Interest on Notes

Stated interest on a Note will be taxable to a U.S. Holder as ordinary income either at the time it accrues or is received in accordance with the U.S. Holder’s method of accounting for United States federal income tax purposes.

Additional Amounts

Assuming that the contingency that we will pay Additional Amounts (the amount of interest provided in the Notes to prevent any net reduction for withholding taxes determined using the withholding tax rate applicable to the U.S. Holder) is remote or incidental (within the meaning of applicable U.S. Treasury regulations), a U.S. Holder will treat the gross amount of any Additional Amounts as ordinary interest income at the time such amount is received or accrued in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes. Consequently, the amount a U.S. Holder will include in gross income with respect to a Note could exceed the amount of cash received by the U.S. Holder should Additional Amounts be due under the Notes.

Withholding Taxes

Any foreign withholding taxes paid at the rate applicable to a U.S. Holder will be treated as foreign taxes eligible for credit against such U.S. Holder’s United States federal income tax liability, at the election of the U.S. Holder, subject to generally applicable limitations and conditions (including that the U.S. Holder claim any applicable treaty benefits). Alternatively, such taxes are eligible for deduction in computing such U.S. Holder’s taxable income. Stated interest and Additional Amounts will constitute foreign source income for foreign tax credit purposes. Such income will generally constitute “high withholding tax interest” for U.S. foreign tax credit purposes, unless the rate applicable to the U.S. Holder is below 5%, in which case such income generally will constitute “passive income”. The calculation of foreign tax credits involves the application of complex rules that depend on a U.S. Holder’s particular circumstances. Accordingly, investors are urged to consult their tax advisors regarding their ability to claim a credit for any foreign withholding taxes paid with respect to the Notes.

Sale, Exchange or Redemption

Unless a non-recognition provision applies, the sale, exchange, redemption (including pursuant to an offer by us) or other disposition of a Note will be a taxable event for United States federal income tax purposes. In that event, a U.S. Holder will recognize gain or loss equal to the difference between (i) the amount of cash plus the fair market value of any property received upon that sale, exchange, redemption or other taxable disposition (other than amounts attributable to accrued interest) and (ii) the U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will equal the U.S. dollar cost of the Note to the U.S. Holder.

Gain or loss recognized by a U.S. Holder of a Note should be capital gain or loss and will be long-term capital gain or loss if the Note has been held by the U.S. Holder for more than one year at the time of sale, exchange, redemption or other disposition.

Any gain realized by a U.S. Holder on the sale, exchange or redemption of a Note generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Any loss realized upon such a sale, exchange, redemption or other disposition of a Note generally will be treated as a U.S. source loss except to the extent such loss is attributable to accrued but unpaid interest.

Non-U.S. Holders

Subject to the discussion below under “?Information Reporting and Backup Withholding,” a Non-U.S. Holder of a Note generally will not be subject to United States federal income or withholding tax on payments, including stated interest and Additional Amounts in respect of a Note, and gain realized on the sale, exchange, redemption or other disposition of a Note unless (i) that income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (or in the case of a treaty resident, attributable to a permanent establishment in the United States) or (ii) in the case of a gain, the Non-U.S. Holder of a Note is a nonresident alien individual who holds a Note as a capital asset and is present in the United States for 183 days or more in the taxable year of the sale, exchange, redemption or other disposition and certain other conditions are satisfied.

Information Reporting and Backup Withholding

Payments of interest and principal on a Note and the proceeds from the sale of a Note paid to a U.S. Holder (other than a corporation or other exempt recipient) will be reported to the U.S. Internal Revenue Service. A U.S. Holder may be subject to U.S. backup withholding (currently at the rate of 30%) with respect amounts paid on a Note and the proceeds from the sale of a Note unless such U.S. Holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules.

Interest on a Note paid outside the United States to a Non-U.S. Holder through a U.S. person or a U.S. related person (as defined below) is subject to information reporting and possible backup withholding unless certain documentation and other requirements are satisfied. The payment of principal on a Note and the proceeds from the disposition of a Note by a Non-U.S. Holder to or through the U.S. office of any broker, U.S. or foreign, or the non-U.S. office of a U.S. person or a U.S. related person, will be subject to information reporting and possible backup withholding unless (i) the owner certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption and (ii) the broker does not have actual knowledge that the holder is a U.S. Holder or that the conditions of any other exemption are not, in fact, satisfied. A “U.S. related person” is a person with certain enumerated U.S. relationships.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules will be creditable against the Holder’s United States federal income tax liability, subject to satisfaction of certain procedural requirements. Holders of Notes should consult their tax advisors to determine whether they qualify for exemption from U.S. withholding and the procedure for obtaining an exemption, if applicable.

Dividends

All three series of shares are entitled to the same dividend and distribution rights, and therefore any dividends must be declared and paid in equal amounts with respect to all outstanding shares. We did not pay dividends in 1999 and paid cash dividends in 2000 and 2001. The table below presents the cash and stock dividends paid on each share, as well as the number of shares entitled to these dividends during the periods indicated. Dividend per share amounts have not been adjusted for inflation, and reflect share amounts outstanding immediately prior to the distribution of the dividend. Peso figures have been translated into Dollars at the Noon Buying Rate on the first date that the dividend was available for payment:

Period	Number of shares entitled to dividends	Dividends per share(1)
1999	1,492,363,425	0.00
2000	1,444,774,155	0.27
2001(2)	1,368,998,270	0.29

(1)	Dividends reflected in the table are in nominal Pesos.
(2)	Paid on July 20, 2001, October 19, 2001, January 31, 2002 and April 18, 2002.

In accordance with Mexican Law and our bylaws, at least 5% of our net income, as reflected in the financial statements approved by our shareholders, must be allocated to a legal reserve until this reserve equals 20% of our paid–in capital. We increased this reserve in April 1998 to reflect the increase in paid-in-capital caused by the stock dividend declared in 1997. After this allocation, the remainder of our net profits is available for distributions as dividends subject to shareholders’ approval and the terms of any applicable law or indebtedness that restricts dividends.

The declaration, amount and payment of dividends are determined by majority vote of the holders of the Series A shares and the Series B shares, generally, but not necessarily, on the recommendation of our board of directors, and will depend on our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the board of directors and the holders of the Series A and the Series B shares. As a general policy, approximately 35% of the legally available net income of Desc has been paid annually to our shareholders. However in 1996 and 1999, we were not permitted to pay cash dividends under the terms of indebtedness that has since been repaid. Under our current credit facilities, we are subject to covenants that may significantly limit our ability to pay dividends in future years.

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

Documents on File

We file reports, including annual reports on Form F-20, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20459. You may obtain information on the operation of the

Public Reference Room by calling the SEC at 1-800-SEC-0330. Any filings we make electronically will be available to the public over the internet at the SEC’s website at http://www.sec.gov.

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

The table below provides information as of December 31, 2001 about our financial instruments that are sensitive to changes in interest rates. For these debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The fair value of long-term debt is based on the quoted market prices for the same or similar issues, as well as on the present value of future cash flows. The rates used to discount the future cash flows of debt instruments are the London inter-bank offered rate or “LIBOR” and the Mexican CETES rates that match the remaining life of the instrument.

	Expected Maturity Date				Thereafter	2001 Total	2001 Fair Value	2000 Total(5)	2000 Fair Value
	2002	2003	2004	2005
	(Pesos in Millions)
Fixed Rate Debt(1)
Dollar-denominated	Ps.1,253	Ps.131	Ps.90	Ps.88	Ps.354	Ps.1,916	Ps.2,232	Ps.1,471	Ps.1,597
Weighted average interest rate	5.30%	6.75%	6.50%	6.36%	2.99%
Peso-denominated					Ps.2,079	Ps.2,079	Ps.2,399	Ps.2,075	Ps.1,235
Weighted average interest rate					8.57%
Floating Rate Debt(2)
Dollar-denominated	Ps.3,568	Ps.1,054	Ps.884	Ps.94	Ps.257	Ps.5,857	Ps.5,971	Ps.8,741	Ps.9,362
Weighted average interest rate(3)	3.53%	5.66%	7.73%	9.81%	10.24%
Peso–denominated	Ps.226	Ps.4	Ps.4	Ps.4	Ps.5	Ps.243	Ps.245	Ps.462	Ps.458
Weighted average interest rate(4)	10.525%	12.24%	12.44%	10.87%	10.23%

						Ps.10,095		Ps.12,749

Interest Rate Derivatives(5)
Variable to fixed swaps	Ps.(6.2)	Ps.(0.7)					Ps.(6.9)		Ps.300.6
Average pay rate	7.0%	7.3%
Average receive rate	3.09%	3.90%

(1)	Fixed interest rates are weighted averages as contracted by Desc.
(2)	Floating interest rates are based on market rates as of December 31, 2001 plus the weighted average spread for Desc and its subsidiaries.
(3)	Market rates for Dollar-denominated debt are based on the LIBOR curve.
(4)	Market rates for Peso-denominated debt are based on the CETES.
(5)	Fair value refers to accrued net interest expenses/income as of December 31, 2000.

A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to floating rate liabilities held at December 31, 2001 would increase our interest expense in 2002 by approximately Ps.60,303 or 19.37%, over a 12-month period of 2002, assuming no additional debt is incurred during such period.

Item 12.    Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.    [RESERVED]

Item 16.    [RESERVED]

PART III

Item 17.    Financial Statements

Not applicable.

Item 18.    Financial Statements

Page
Independent auditors’ report	F–1-F–2
Consolidated balance sheets as of December 31, 2000 and 2001	F–3
Consolidated statements of income for the years ended December 31, 1999, 2000 and 2001	F–4-F–5
Consolidated statements of shareholders’ equity for the years ended December 31, 1999, 2000 and 2001	F–6
Consolidated statements of changes in financial position for the years ended December 31, 1999, 2000 and 2001	F–7
Notes to consolidated financial statements	F–8-F–39
Reports of other independent public accountants	F–40-F–51

Item 19.    Exhibits

1.1.    English translation of Registrant’s Bylaws, as amended on April 25, 2002.

2.1.    Specimen certificate for the C Shares, together with an English translation (incorporated by reference to Exhibit 4.1 to Registration Statement No. 33-80126 of Desc filed with the SEC on June 10, 1994 (the “Registration Statement”)).

2.2.    Amended and Restated Deposit Agreement among the Registrant, Citibank, N.A. and all registered holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (incorporated by reference to the Registration Statement).

2.3.    Form of Amendment No.1 to Deposit Agreement, including the revised form of American Depositary Receipt (incorporated by reference to Exhibit 4.3 to Registration Statement No. 333-5116 of Desc filed with the Securities and Exchange Commission on July 11, 1996).

8.1.    List of Subsidiaries.

The Registrant agrees to furnish to the Securities and Exchange Commission, upon request, copies of any instruments that define the rights of holders of long-term debt of the registrant that are not filed as exhibits to this annual report.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20–F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DESC, S.A. DE C.V.

By:	/s/ ARTURO D’ACOSTA RUIZ
	Name: Title:	Arturo D’Acosta Ruiz Chief Financial Officer

Dated: June 28, 2002

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Desc, S.A. de C.V.,

We have audited the accompanying consolidated balance sheets of DESC, S.A. DE C.V. AND SUBSIDIARIES (collectively referred to as the “Company”) as of December 31, 2000 and 2001, and the related consolidated statements of income, shareholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2001, all expressed in thousands of Mexican pesos of purchasing power as of December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the chemical segment (formerly GIRSA, S.A. de C.V. and Subsidiaries), Agrokén, S.A. de C.V. and Subsidiaries, Corfuerte, S.A. de C.V. and Subsidiaries (formerly Grupo Corfuerte, S.A. de C.V. and Subsidiaries), and Authentic Acquisition Corporation, Inc., which statements reflect total assets of 42% and 45% at December 31, 2000 and 2001, respectively, and total revenues of 53%, 49% and 50% for the years ended December 31, 1999, 2000 and 2001, respectively, of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Desc, S.A. de C.V. and Subsidiaries as of December 31, 2000 and 2001, and the results of their operations and the changes in their financial position for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in Mexico.

Also, in our opinion, the amounts in U.S. dollars included in the accompanying financial statements have been translated on the basis set forth in Note 17 for the convenience of the reader.

As mentioned in Note 4, beginning in January 2000, the Company adopted the provisions of Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”. The effect of the adoption was to recognize, an initial long-term liability for deferred income taxes in the amount of Ps.1,717,353 (thousands of Mexican pesos) affecting shareholders’ equity under “Cumulative effect of initial recognition of deferred income taxes” and Ps.712,329 (thousands of Mexican pesos) affecting minority interest. The provision for income taxes for the year 2000 increased by Ps.104,046 (thousands of Mexican pesos).

Beginning in 2000, the Company changed its method for recording the effect from tax consolidation. Until 1999, it was recorded in the year in which the corresponding annual consolidated tax return was filed. Starting in 2000, this effect is recorded in the results of the year in which the benefit is generated. The effect from this change increased the benefit from tax consolidation by Ps.130,290 (thousands of Mexican pesos), which was recorded as a “change in accounting policy”.

Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with accounting principles generally accepted in Mexico but do not conform with accounting principles generally accepted in the United States of America (U.S. GAAP). A description of these differences and a reconciliation of consolidated majority net income and majority shareholders’ equity to U.S. GAAP, as permitted by Form 20-F of the Securities and Exchange Commission (SEC), which allows omission of the requirement to quantify, in the U.S. GAAP reconciliation, the differences attributable to the effects of comprehensive inflation adjustments recorded locally, are set forth in Notes 17 and 18.

Ruiz, Urquiza y Cía., S.C.
(A member firm of Andersen Worldwide until April 9, 2002.
Ruiz, Urquiza y Cía., S.C. has entered into an agreement
to associate with Deloitte Touche Tohmatsu.)

/s/    CPC ERNESTO GONZÁLEZ DÁVILA
CPC Ernesto González Dávila

Mexico City, Mexico
June 14, 2002

DESC, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2000 AND 2001

EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (Ps.) AND THOUSANDS OF U.S. DOLLARS ($)

	2000	2001	2001
A S S E T S

CURRENT:
Cash and cash equivalents	Ps. 1,607,816	Ps. 1,371,014	$148,058
Notes and accounts receivable, net	4,664,125	3,491,146	377,014
Inventories, net	3,834,729	3,168,208	342,139
Prepaid expenses	100,717	77,804	8,402
Real estate assets available for sale	1,260,396	17,844	1,927

Total current assets	11,467,783	8,126,016	877,540
LAND HELD FOR DEVELOPMENT AND REAL ESTATE PROJECTS	3,902,396	3,911,751	422,435
PROPERTY, PLANT AND EQUIPMENT	14,770,924	12,564,756	1,356,885
GOODWILL	1,524,295	1,303,044	140,717
OTHER ASSETS	1,860,809	1,589,041	171,603

	Ps. 33,526,207	Ps. 27,494,608	$2,969,180

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT:
Bank loans and current portion of long-term debt	Ps. 3,903,515	Ps. 3,072,320	$331,784
Notes and accounts payable to suppliers	2,257,552	1,704,822	184,106
Other payables and accrued liabilities	1,362,413	2,036,921	219,970
Income taxes and employee profit sharing	192,616	362,967	39,197

Total current liabilities	7,716,096	7,177,030	775,057
LONG-TERM DEBT	8,845,792	7,022,435	758,362
DEFERRED INCOME TAX	2,164,182	1,054,627	113,891
OTHER LONG-TERM LIABILITIES	453,767	242,548	26,193

Total liabilities	19,179,837	15,496,640	1,673,503

SHAREHOLDERS’ EQUITY:
Capital stock	10,555,486	10,555,487	1,139,901
Paid-in surplus	1,169,800	1,170,390	126,392
Retained earnings	19,729,995	19,363,524	2,091,093
Reserve for repurchase of shares	907,079	907,079	97,957
Cumulative effect of initial recognition of deferred income taxes	(1,717,353)	(1,717,353)	(185,459)
Cumulative effect of restatement	(21,236,419)	(21,935,742)	(2,368,871)

Majority interest	9,408,588	8,343,385	901,013
Minority interest	4,937,782	3,654,583	394,664

Total shareholders’ equity	14,346,370	11,997,968	1,295,677

	Ps. 33,526,207	Ps. 27,494,608	$2,969,180

The accompanying notes are an integral part of these consolidated balance sheets.

DESC, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (Ps.)

AND THOUSANDS OF U.S. DOLLARS ($), EXCEPT PER SHARE INFORMATION

	1999	2000	2001	2001
NET SALES	Ps. 26,445,249	Ps. 24,471,455	Ps. 20,639,099	$2,228,844

COST OF SALES	19,059,886	18,213,161	15,393,175	1,662,330

Gross profit	7,385,363	6,258,294	5,245,924	566,514

OPERATING EXPENSES:
Administrative	2,033,479	2,263,130	2,069,367	223,473
Selling	1,869,887	1,632,184	1,508,001	162,851

	3,903,366	3,895,314	3,577,368	386,324

Operating income	3,481,997	2,362,980	1,668,556	180,190
COMPREHENSIVE FINANCIAL RESULT:
Interest income	357,263	147,936	116,746	12,608
Interest expense	(1,302,609)	(1,200,738)	(982,583)	(106,110)
UDIS variation	(17,627)	(112,779)	(99,441)	(10,739)
Exchange gain (loss), net	410,543	(323,875)	310,909	33,575
Gain on monetary position	1,018,621	769,117	347,924	37,573

	466,191	(720,339)	(306,445)	(33,093)

IMPAIRMENT OF FIXED ASSETS	(230,457)	(158,721)	(92,092)	(9,945)

OTHER (EXPENSES) INCOME:
Reorganization of food sector	—	(255,872)	—	—
Depreciation of idle plant	(81,765)	(59,770)	—	—
Nonrecurring freight and shipments	—	(49,450)	—	—
Amortization of goodwill	(38,707)	(34,351)	(77,726)	(8,394)
Amortization of preoperating expenses and patents	—	—	(101,984)	(11,013)
Result on sale of shares	—	56,992	(11,214)	(1,211)
Indemnity payments	(78,670)	(68,432)	(171,128)	(18,480)
Income from the technology fund	65,367	36,621	33,683	3,637
Contingencies	(38,209)	—	(57,000)	(6,156)
Other, net	(79,881)	(72,691)	(123,614)	(13,349)

	(251,865)	(446,953)	(508,983)	(54,966)
Income before provisions, equity in associated companies, extraordinary items, change in accounting policy and profit on the sale of subsidiary	3,465,866	1,036,967	761,036	82,186

PROVISIONS FOR:
Current income taxes	812,674	474,243	655,547	70,793
Deferred income taxes	—	104,046	(432,750)	(46,733)
Employee profit sharing	157,482	129,554	144,828	15,640
Asset taxes	71,132	—	—	—
Tax consolidation effect	(112,261)	(129,431)	(219,971)	(23,754)

	929,027	578,412	147,654	15,946
Income before equity in associated companies, extraordinary items, change in accounting policy and profit on the sale of subsidiary	2,536,839	458,555	613,382	66,240
EQUITY IN ASSOCIATED COMPANIES AND UNCONSOLIDATED SUBSIDIARIES	48,530	(10,756)	(114,086)	(12,320)

Income before extraordinary items, change in accounting policy and profit on the sale of subsidiary	2,585,369	447,779	499,296	53,920
EXTRAORDINARY ITEMS	—	69,606	(282,083)	(30,463)

	1999		2000		2001		2001
CHANGE IN ACCOUNTING POLICY		—		130,290		—		—
PROFIT ON THE SALE OF SUBSIDIARY		160,516		—		—		—

Net consolidated income for the year	Ps.	2,745,885	Ps.	647,695	Ps.	217,213		$23,457

ALLOCATION OF CONSOLIDATED NET INCOME:
Majority interest	Ps.	2,020,284	Ps.	287,000	Ps.	41,354		$4,466
Minority interest		725,601		360,695		175,859		18,991

	Ps.	2,745,885	Ps.	647,695	Ps.	217,213		$23,457

INCOME PER SHARE:
Income per share before extraordinary items, change in accounting policy and profit on the sale of subsidiary	Ps.	1.73	Ps.	0.32	Ps.	0.37		$0.04

Extraordinary items per share	Ps.	—	Ps.	0.05	Ps.	(0.21)		$(0.02)

Change in accounting policy	Ps.	—	Ps.	0.09	Ps.	—	Ps.	—

Profit on the sale of subsidiary per share	Ps.	0.11	Ps.	—	Ps.	—		$—

Majority net income per share	Ps.	1.36	Ps.	0.20	Ps.	0.03		$0.00

Weighted average shares outstanding (000’s)		1,489,733		1,418,126		1,369,006		1,369,006

The accompanying notes are an integral part of these consolidated statements.

DESC, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (Ps.)
AND THOUSANDS OF U.S. DOLLARS ($)

	Number of Shares	Capital Stock		Paid-in Surplus	Retained Earnings	Reserve for Repurchase of Shares	Cumulative Effect of Initial Recognition of Deferred Income Taxes	Cumulative Effect of Restatement	Minority Interest	Total Shareholders’ Equity
		Historical	Restatement
BALANCES AS OF DECEMBER 31, 1998	1,492,363,425	Ps. 19,401	Ps. 10,537,846	Ps. 1,169,800	Ps. 19,329,129	Ps. 285,848	Ps. —	Ps. (17,993,432)	Ps. 4,478,075	Ps. 17,826,667
Repurchase of shares	(13,629,000)	(177)	(28)	—	(17,368)	(110,388)	—	—	—	(127,961)

Balances before comprehensive income	1,478,734,425	19,224	10,537,818	1,169,800	19,311,761	175,460	—	(17,993,432)	4,478,075	17,698,706
Comprehensive income	—	—	—	—	2,020,284	—	—	(2,151,104)	714,521	583,701

BALANCES REPORTED AS OF DECEMBER 31, 1999	1,478,734,425	19,224	10,537,818	1,169,800	21,332,045	175,460	—	(20,144,536)	5,192,596	18,282,407
Cumulative effect of deferred income taxes	—	—	—	—	—	—	(1,717,353)	—	(712,329)	(2,429,682)

BALANCES AS OF JANUARY 1, 2000	1,478,734,425	19,224	10,537,818	1,169,800	21,332,045	175,460	(1,717,353)	(20,144,536)	4,480,267	15,852,725
Increase in reserve for repurchase of shares	—	—	—	—	(1,400,000)	1,400,000	—	—	—	—
Repurchase of shares	(109,736,155)	(1,427)	(129)	—	(61,154)	(668,381)	—	—	—	(731,091)
Dividends paid	—	—	—	—	(427,896)	—	—	—	(46,629)	(474,525)

Balances before comprehensive loss	1,368,998,270	17,797	10,537,689	1,169,800	19,442,995	907,079	(1,717,353)	(20,144,536)	4,433,638	14,647,109
Comprehensive loss	—	—	—	—	287,000	—	—	(1,091,883)	504,144	(300,739)

BALANCES AS OF DECEMBER 31, 2000	1,368,998,270	17,797	10,537,689	1,169,800	19,729,995	907,079	(1,717,353)	(21,236,419)	4,937,782	14,346,370
Increase in capital stock due to merger	81,106	1	—	590	—	—	—	—	—	591
Dividends paid	—	—	—	—	(407,825)	—	—	—	(365,850)	(773,675)
Decrease in minority interest due to restructuring and sales	—	—	—	—	—	—	—	—	(593,372)	(593,372)

Balances before comprehensive loss	1,369,079,376	17,798	10,537,689	1,170,390	19,322,170	907,079	(1,717,353)	(21,236,419)	3,978,560	12,979,914
Comprehensive loss	—	—	—	—	41,354	—	—	(699,323)	(323,977)	(981,946)

BALANCES AS OF DECEMBER 31, 2001	1,369,079,376	Ps. 17,798	Ps. 10,537,689	Ps. 1,170,390	Ps. 19,363,524	Ps. 907,079	Ps. (1,717,353)	Ps. (21,935,742)	Ps. 3,654,583	Ps. 11,997,968

BALANCES AS OF DECEMBER 31, 2000	1,368,998,270	$1,922	$1,137,979	$126,328	$2,130,669	$97,957	$(185,459)	$(2,293,350)	$533,238	$1,549,284
Increase in capital stock due to merger	81,106	—	—	64	—	—	—	—	—	64
Dividends paid	—	—	—	—	(44,042)	—	—	—	(39,509)	(83,551)
Decrease in minority interest due to restructuring and sales	—	—	—	—	—	—	—	—	(64,079)	(64,079)

Balances before comprehensive loss	369,079,376	1,922	1,137,979	126,392	2,086,627	97,957	(185,459)	(2,293,350)	429,650	1,401,718
Comprehensive loss	—	—	—	—	4,466	—	—	(75,521)	(34,986)	(106,041)

BALANCES AS OF DECEMBER 31, 2001	1,369,079,376	$1,922	$1,137,979	$126,392	$2,091,093	$97,957	$(185,459)	$(2,368,871)	$394,664	$1,295,677

The accompanying notes are an integral part of these consolidated statements.

DESC, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (Ps.)
AND THOUSANDS OF U.S. DOLLARS ($)

	1999		2000		2001		2001
OPERATIONS:
Net consolidated income for the year	Ps.	2,745,885	Ps.	647,695	Ps.	217,213	$23,457
Add (deduct)-Items which do not require (generate) resources-
Depreciation and amortization		1,189,258		1,235,906		1,207,830	130,435
Depreciation of idle plant		81,765		59,770		68,716	7,421
Impairment of fixed assets		230,457		158,721		92,092	9,945
Capitalized comprehensive financial cost		(71,496)		(50,030)		(5,334)	(576)
Equity in associated companies and unconsolidated Subsidiaries		(48,530)		10,756		114,086	12,320
Amortization of goodwill		38,707		62,653		77,726	8,394
Deferred income taxes		—		104,046		(432,750)	(46,733)

		4,166,046		2,229,517		1,339,579	144,663
Changes in operating assets and liabilities-
Notes and accounts receivable, net		(342,903)		329,622		1,069,757	115,525
Inventories, net		(128,922)		(531,305)		596,452	64,412
Prepaid expenses		(24,458)		(12,288)		22,913	2,474
Real estate assets available for sale		380,992		(1,260,396)		(17,844)	(1,927)
Notes and accounts payable to suppliers, other payables and accrued liabilities		(188,889)		228,865		238,261	25,730
Income taxes and employee profit sharing		117,674		(129,901)		177,259	19,142

		(186,506)		(1,375,403)		2,086,798	225,356

Net resources generated by operations		3,979,540		854,114		3,426,377	370,019

INVESTMENTS:
Land acquisition		—		(53,922)		(6,510)	(703)
Cost of land sold		234,847		345,186		256,858	27,738
Investment in real estate projects		(414,310)		(644,131)		(693,291)	(74,869)
Cost of real estate projects sold		94,815		179,120		125,166	13,517
Investment in shares		(261,394)		70,728		(237,364)	(25,634)
Sale of shares of subsidiaries		—		—		1,432,770	154,727
Cash and cash equivalents of subsidiaries sold		—		—		(72,220)	(7,799)
Sale of shares of Campi		1,068,125		—		—	—
Cash and cash equivalents of Campi		(67,040)		—		—	—
Acquisition of property, plant and equipment		(2,947,368)		(1,923,350)		(719,196)	(77,667)
Net book value of retirements		110,971		120,151		607,769	65,634
Real estate assets available for sale		—		1,260,396		—	—
Deferred income taxes		—		(9,439)		—	—
Other assets		86,037		(159,871)		(79,680)	(8,605)

Net resources generated by (applied to) investing Activities		(2,095,317)		(815,132)		614,302	66,339

FINANCING:
Variance in short-term bank loans and current portion of long-term debt		(1,172,913)		(359,123)		(605,955)	(65,437)
Proceeds from (payments of) long-term debt		914,822		908,921		(1,259,676)	(136,034)
Effect of the variance on long-term debt, in constant Pesos		(950,301)		603,034		(364,703)	(39,385)
Other long-term liabilities		72,189		(21,830)		(210,620)	(22,745)
Deferred income taxes		—		2,164,181		(470,071)	(50,763)
Increase in capital stock due to merger		—		—		591	64
Dividends paid		—		(427,896)		(407,825)	(44,042)
Dividends paid to minority shareholders of subsidiaries		—		(46,629)		(365,850)	(39,509)
Decrease on minority interest due to restructuring and sale		—		—		(593,372)	(64,079)
Repurchase of shares		(127,961)		(731,091)		—	—
Cumulative effect of initial recognition of deferred income taxes		—		(2,429,682)		—	—

Net resources applied to financing activities		(1,264,164)		(340,115)		(4,277,481)	(461,930)

Net increase (decrease) in cash and cash equivalents		620,059		(301,133)		(236,802)	(25,572)

Cash and cash equivalents-Balance at beginning of year		1,288,890		1,908,949		1,607,816	173,630

Balance at end of year	Ps.	1,908,949	Ps.	1,607,816	Ps.	1,371,014	$148,058

The accompanying notes are an integral part of these consolidated statements.

DESC, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 1999, 2000 AND 2001

EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (PS.)
AND THOUSANDS OF U.S. DOLLARS ($), EXCEPT EXCHANGE RATES

1.    PRINCIPAL ACTIVITIES AND SIGNIFICANT EVENTS:

The Company is the controlling shareholder of a group of companies that engage mainly in the manufacture and sale of autoparts, chemicals and food. It is also engaged in the acquisition, sale, development and leasing of real estate.

Significant events-

(a)
The economic deceleration recorded during 2001 had a significant effect in the United States of America and Mexico, which caused a drop in the results of DESC, mainly in the auto-parts and chemical sectors. This effect was reflected in a 13% decrease in the production of the automotive industry in the North American region, as well as lower sales volumes in the chemical sector. Accordingly, the Company was forced to implemented a program to reduce expenses, the most important of which was the reduction of nearly 13% of its personnel resulting in extraordinary indemnity payments of Ps. 171,128 that are shown under “Other expenses” in the statement of income.

(b)
During 2001, DESC began an administrative and portfolio restructuring program, which consisted mainly of a decrease in its administrative structure and the divestiture of some non-strategic assets. As a result of this program, during the year ended December 31, 2001, the Company recorded estimated costs of Ps.282,083 as an extraordinary item in the statement of income.

(c)
In a meeting held on November 29, 2001, the shareholders approved the merger of Desc, S.A. de C.V. (DESC) with Girsa, S.A. de C.V. (GIRSA), with DESC as the surviving company. Such merger became effective for accounting and tax purposes on December 1, 2001; therefore, as of such date, GIRSA ceased to exist as a legal entity.

(d)
On October 18, 2001, a shareholding restructuring took place in the subsidiary Moresa, S.A. de C.V. (MORESA), which engages in the manufacturing of pistons, bolts and followers/valve lifters, and the sale of automotive engine components. Such restructuring consisted of the exchange of MORESA’s equity in Forjas y Máquinas, S.A. de C.V. (FOMASA), representing 60% of the capital stock, for 40% of the equity in Pistones Moresa, S.A. de C.V., Morestana, S.A. de C.V. and Comercializadora Moresa, S.A. de C.V. held by TRW, Inc. (TRW). This resulted in UNIK increasing its current equity holdings in MORESA to 96.3%, and the termination of UNIK’s association/joint venture with TRW. As well, in this transaction, UNIK recognized a capital surplus of Ps.62,268, resulting from the increase in its participation in the equity of MORESA and a reduction in TRW’s minority shareholding of Ps.227,544.

(e)
As mentioned above, in 2001 the Company continued with the divestiture and sale of certain real estate projects. Among the most important were the sale of the Santa Fe shopping mall and the Four Seasons Punta Mita Hotel. A summary of the financial position and results of operations of these businesses as of the sales dates is as follows:

DESC, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 1999, 2000 AND 2001

	Hotel	Leasing of Commercial Space
Total assets	Ps. 645,297	Ps. 701,577

Total liabilities	Ps. 156,020	Ps. 110,066

Operating revenue	Ps. 45,029	Ps. 59,706

Operating income	Ps. 11,572	Ps. 27,630

Net income	Ps. 16,420	Ps. 27,939

Both the shopping mall and the hotel were sold in 2001 at their net book value, so there was no effect on the results for the year.

The purchase-sale agreement for the hotel obligates the buyer to make an additional payment of $4.3 million if certain future conditions are met, among them, the operating profitability of the hotel in 2003. In accordance with Mexican GAAP, the Company did not recognize this contingent payment.

2.    BASIS OF PRESENTATION:

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Mexico (“Mexican GAAP”), which do not conform with accounting principles generally accepted in the United States of America (“US GAAP”) as explained in Note 17. A reconciliation between Mexican GAAP and US GAAP is presented in Note 18.

The amounts in U.S. dollars shown in the accompanying financial statements were calculated based on the figures in constant Mexican pesos as of December 31, 2001, translated at the exchange rate in effect as of such date of 9.26 Mexican pesos per U.S. dollar. The interim monthly statements of income prepared by the Company for the Mexican Stock Commission, which are not presented herein, are stated in nominal Mexican pesos translated at the average exchange rates of each of the months reported and, therefore, differs from the accompanying financial statements.

Certain amounts in the consolidated financial statements at December 31, 1999 and 2000 have been reclassified in order to conform to the presentation of the consolidated financial statements at December 31, 2001.

3.    SUMMARY OF FINANCIAL DATA BY BUSINESS SEGMENT:

The presentation below sets forth certain financial information regarding the Company’s industry segments: autoparts, chemicals, food and real estate. Intersegment transactions have been eliminated.

Total assets by industry are those assets that are used in the operations in each industry segment. Corporate assets are principally cash and long-term investments.

DESC, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 1999, 2000 AND 2001

1999	Net Sales	Operating Income	Net Consolidated Income	Total Assets	Total Liabilities	Capital Expenditures	Depreciation And Amortization	Interest Expense	Interest Income	Provision for Income Taxes
Autoparts (UNIK)	Ps. 11,332,462	Ps. 1,808,298	Ps. 1,321,606	Ps. 11,468,603	Ps. 4,353,963	Ps. 906,916	Ps. 658,200	Ps. 226,473	Ps. 93,526	Ps. 400,690
Chemicals	7,930,339	976,146	760,562	8,647,527	4,855,766	994,293	335,003	283,993	54,493	284,713
Food	6,236,482	422,995	208,405	5,866,346	1,671,732	805,966	206,554	366,134	45,847	77,926
Real estate (DINE)	915,047	322,432	327,547	6,782,620	1,835,405	631,388	44,356	219,623	43,018	48,792
Corporate (DESC)	30,919	(47,874)	127,765	968,683	2,734,506	23,115	26,910	206,386	120,379	553

	Ps. 26,445,249	Ps. 3,481,997	Ps. 2,745,885	Ps. 33,733,779	Ps. 15,451,372	Ps. 3,361,678	Ps. 1,271,023	Ps. 1,302,609	Ps. 357,263	Ps. 812,674

2000	Net Sales	Operating Income	Net Consolidated Income	Total Assets	Total Liabilities	Capital Expenditures	Depreciation And Amortization	Interest Expense	Interest Income	Provision for Income Taxes
Autoparts (UNIK)	Ps. 11,417,172	Ps. 1,670,169	Ps. 507,878	Ps. 12,026,424	Ps. 6,315,446	Ps. 1,145,618	Ps. 632,156	Ps. 235,104	Ps. 74,639	Ps. 371,313
Chemicals	8,263,335	544,344	230,088	8,676,987	6,009,232	350,797	340,246	392,535	22,634	116,062
Food	3,733,284	41,364	(254,656)	5,302,712	1,509,295	331,288	220,380	189,861	16,225	(9,783)
Real estate (DINE)	1,039,512	161,799	44,468	6,708,603	1,771,076	791,770	69,197	147,574	6,980	(3,349)
Corporate (DESC)	18,152	(54,696)	119,917	811,481	3,574,788	1,930	33,697	235,664	27,458	—

	Ps. 24,471,455	Ps. 2,362,980	Ps. 647,695	Ps. 33,526,207	Ps. 19,179,837	Ps. 2,621,403	Ps. 1,295,676	Ps. 1,200,738	Ps. 147,936	Ps. 474,243

2001	Net Sales	Operating Income	Net Consolidated Income	Total Assets	Total Liabilities	Capital Expenditures	Depreciation And Amortization	Interest Expense	Interest Income	Provision for Income Taxes
Autoparts (UNIK)	Ps. 9,397,929	Ps. 1,032,374	Ps. 340,849	Ps. 9,813,529	Ps. 4,528,238	Ps. 305,662	Ps. 678,760	Ps. 180,633	Ps. 57,270	Ps. 440,769
Chemicals	6,868,608	476,957	17,552	6,857,281	4,513,395	239,876	369,897	350,854	27,939	266,460
Food	3,546,165	74,448	(101,576)	5,387,336	2,235,340	168,725	165,867	133,949	10,720	2,913
Real estate (DINE)	807,222	145,080	(60,619)	5,079,508	1,407,983	702,307	35,589	113,885	39,010	32,280
Corporate (DESC)	19,175	(60,303)	21,007	356,954	2,811,684	2,427	26,433	203,262	(18,193)	(86,875)

	Ps. 20,639,099	Ps. 1,668,556	Ps. 217,213	Ps. 27,494,608	Ps. 15,496,640	Ps. 1,418,997	Ps. 1,276,546	Ps. 982,583	Ps. 116,746	Ps. 655,547

4.    SIGNIFICANT ACCOUNTING POLICIES:

The accounting policies followed by the Company are in conformity with Mexican GAAP, which require management to make certain estimates and use certain assumptions to determine the valuation of some of the balances included in the financial statements and to make the disclosures required to be included therein. Although the actual results may differ from those estimates, management believes that the estimates and assumptions used were appropriate in the circumstances.

Changes in accounting policies-Changes in accounting policies-

(a)
Beginning January 2000, the Company adopted the provisions of new Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”. The effect of the adoption was to recognize an initial long-term liability for deferred income taxes in the amount of Ps.1,717,353 affecting shareholders’ equity under “Cumulative effect of initial recognition of deferred income taxes” and Ps. 712,329 affecting minority interest. The provision for income taxes for the year 2000 increased by Ps.104,046. The provision for employee profit sharing was not modified because the Company does not have any items that generate a future liability or benefit. The adoption of this bulletin has no effect on the cash flow of the Company.

(b)
The Company changed its method for recording the effect from tax consolidation. Until 1999, it was recorded in the year in which the corresponding annual consolidated tax return was filed. Beginning in 2000, this effect is recorded in the results of the year in which the benefit is generated. The effect from this change increased the benefit from tax consolidation by Ps.130,290, which was recorded as a “Change in accounting policy”.

(c)
In 2001, the new Bulletin C-2, “Financial Instruments”, went into effect. This Bulletin establishes the methodology for valuing and recording financial instruments, and requires recognition of all the effects of the contracted financial instruments on the balance sheet as either

DESC, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 1999, 2000 AND 2001

assets or liabilities, affecting the comprehensive financial result. The financial instruments that have been designated and effectively function as hedging of assets and liabilities or future transactions will affect the assets, liabilities or the corresponding transactions when they are realized, settled or occurred, respectively (See Note 16). The effects from the valuation of financial instruments were not significant.

Recognition of the effects of inflation-

The companies restate all of their financial statements in terms of the purchasing power of the Mexican peso as of the end of the latest period, thereby comprehensively recognizing the effects of inflation. The prior year amounts presented herein differ from those originally reported in terms of Mexican pesos of the corresponding year. Consequently, all financial statement amounts are comparable, both for the current and the prior year, since all are stated in terms of Mexican pesos of the same purchasing power.

Basis of consolidation-

The accompanying consolidated financial statements includes those of DESC and those of the subsidiaries in which there is shareholding and administrative control. All significant intercompany transactions and balances have been eliminated.

The Company’s principal subsidiaries are:

	2000	2001
Unik, S.A. de C.V. (UNIK)	99.9%	99.9%
Chemical Segment (formerly GIRSA, S.A. de C.V.)-
Industrias Negromex, S.A. de C.V.	99.9%	99.9%
Paratec, S.A. de C.V.	51%	99.9%
Productos de Consumo Resistol, S.A. de C.V.	99.9%	99.9%
Quimir, S.A. de C.V.	99.9%	99.9%
Resirene, S.A. de C.V.	99.9%	99.9%
Rexcel, S.A. de C.V.	99.9%	99.9%
Nhumo, S.A. de C.V.	60%	60%
Dynasol Elastómeros, S.A. de C.V.	50.01%	50.01%
División Dine, S.A. de C.V. (formerly Dine, S.A. de C.V.) (DINE)	99.9%	99.9%
Agrokén, S.A. de C.V.	99.9%	99.9%
Corfuerte, S.A. de C.V. (formerly Grupo Corfuerte, S.A. de C.V.) (CORFUERTE)	77.2%	77.2%
Authentic Acquisition Corporation, Inc.	81.3%	81.3%

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

DESC, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 1999, 2000 AND 2001

monetary or nonmonetary, and are restated using factors derived from the National Consumer Price Index (NCPI).

The participation in net income (loss) and changes in equity of those subsidiaries that were acquired or sold, has been included in the financial statements since or up to the date on which the transactions took place and was restated in terms of the purchasing power of the Mexican peso as of December 31, 2001.

Cash equivalents-

Investments in marketable securities consist mainly of acceptances, bank promissory notes, and paper issued by the Mexican and United States governments, at market (cost plus accrued interest).

Some subsidiary companies of UNIK have a trust contract for purposes of having funds for technological and training research and development. In accordance with such plans, the Company foresees making investments up to the total amount of such funds during 2002.

Inventories and cost of sales-

Inventories are originally recorded at their acquisition or manufacturing cost and restated to their specific net replacement cost without exceeding their net realizable value. Substantially all subsidiaries compute cost of sales using the replacement cost at the time of sale.

Land held for development and real estate projects-

The land held for development and real estate projects is undeveloped land that represents territorial reserves, together with developed land and ongoing and completed projects. They include acquisition, development and construction costs and are usually sold in U.S. dollars. They were restated based on their value in U.S. dollars as of year-end adjusted at the market exchange rate, since such values reflect the current situation of the real estate market.

Had the NCPI of Mexico been used to restate those assets, their net value at December 31, 2000 and 2001 would have increased by Ps.927,519 and Ps.1,206,016, respectively, and the cost of land sold for the years ended December 31, 1999, 2000 and 2001 would have increased by Ps.4,204, Ps.69,708 and Ps.130,740, respectively.

The Company capitalizes the integral cost of financing on debt used to finance real estate projects in progress, in addition to their construction and development costs. During 1999, 2000 and 2001, the Company did not have real estate projects whose integral cost of financing was subject to capitalization.

Investment in shares-

Investment in shares has been recorded using the equity method, based on the financial statements prepared on the same basis as those of the Company, and is presented under other assets in the balance sheet.

DESC, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 1999, 2000 AND 2001

Property, plant and equipment-

Property, plant and equipment are recorded at their net realizable value, following the criteria established in Bulletin B-10.

The methods used to restate the fixed assets were the NCPI for assets of domestic origin and the specific indexation for assets of foreign origin, which were restated by applying to their cost in foreign currency the slippage of the Mexican peso plus the inflation of their country of origin, not exceeding their net realizable value.

Had the restatement of all property, plant and equipment been calculated using the NCPI, the net value of fixed assets as of December 31, 2000 and 2001 would have increased by Ps.1,839,898 and Ps.1,968,468, respectively, and depreciation charged to income for 1999, 2000 and 2001 would have increased by Ps.123,548, Ps.236,422 and Ps.193,740, respectively.

The companies capitalize the comprehensive financial cost on debt used to finance construction in progress and the installation of equipment, until they are placed in service. During 1999, 2000 and 2001 the comprehensive financial cost capitalized was Ps.71,496, Ps.50,029 and Ps.5,334, respectively.

Depreciation of property, plant and equipment is calculated using the straight-line method applied to month-end balances based on the estimated remaining useful lives.

Impairment of fixed assets-

The amounts shown in the accompanying consolidated statements of income correspond to the reduction in value of property and equipment of some productive facilities in the food, chemical and autoparts businesses, in order to reflect their realizable value in accordance with the current situation of such businesses.

Goodwill-

The goodwill resulting from acquisitions made in excess of book value is amortized over periods ranging from 5 to 20 years, the terms over which the benefits from the investment will be realized.

Income taxes and employee profit sharing-

The Company recognizes through the liability method the future effect of income taxes applicable to the cumulative amount of all temporary differences between the book and tax bases of assets and liabilities as of the balance sheet date, as a long-term asset or liability. Employee profit sharing has been calculated taking into consideration the temporary differences of the year, which presumably will generate a liability or benefit that will materialize in the short term. During 2001 and 2000 there have been no items with these characteristics for employee profit sharing purposes.

Based on the authorization granted by the Ministry of Finance, the Company prepares its income and asset tax returns on a consolidated basis, including all subsidiaries that comply with the characteristics established for controlled companies.

DESC, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 1999, 2000 AND 2001

Employee severance benefits-

Under Mexican labor law, the subsidiaries with employees are liable for separation payments to employees terminating under certain circumstances. The related indemnity payments are charged to results in the period in which they are made.

The liabilities for seniority premiums, pensions and retirement payments are recorded through annual contributions to irrevocable trust funds, calculated using actuarial calculations based on the projected unit credit method, using real interest rates. Accordingly, the liability is being accrued which at present value will cover the obligation from benefits projected to the estimated retirement date of the Company’s employees.

The subsidiaries have established irrevocable trust funds to cover the accrued employee benefits. The contributions made in 1999, 2000 and 2001, based on actuarial computations, were Ps.41,685, Ps.87,591 and Ps.132,178, respectively. The Company follows the funding recommendations of its actuaries. At December 31, 2001 the balance of these funds amounts to Ps.601,370. The assets of the trust fund consist of stock traded on the Mexican Stock Market (38.31%), and the Company’s common shares and certain fixed-rate investments (61.69%).

The number and series of common shares of the Company held by the trusts at December 31, 2001 were as follows:

Series A	32,917,520
Series B	2,708,215
Series C	20,931,235

The market value of the Company’s shares held at December 31, 2001 was Ps. 230,346. During 2001 the trusts sold 195,875 shares of the Company’s stock.

Shareholders’ equity restatement-

Capital stock and retained earnings are restated by applying the NCPI to the original contributions of capital and the earnings obtained. The restatement represents the amount necessary to maintain shareholders’ equity in terms of the purchasing power of the amounts originally invested or retained.

The cumulative effect of restatement represents the gain or loss from holding nonmonetary assets, which is the amount by which nonmonetary assets change in value as compared to the NCPI.

Revenue and expense restatement-

The autoparts, chemical and food sectors recognize revenues when products are shipped to unaffiliated customers.

Dine recognizes revenues and costs related to sales of developed lots and tracts when the sales contracts are formalized and sufficient down payment has been received. Revenue and the related costs from construction projects are recognized on percentage of completion, using the time-to-completion method to

DESC, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 1999, 2000 AND 2001

measure the percent complete with revisions to estimates reflected in the period in which changes become known.

Revenues and expenses associated with monetary items are restated from the month in which they arise through yearend, based on factors derived from the NCPI. Cost of sales and depreciation expense are restated through yearend as a function of the restatement of the nonmonetary asset that is being consumed or sold.

Comprehensive financial result-

This represents the net effect of interest earned and incurred, exchange gains and losses and the gain or loss on monetary position, which is the result of maintaining monetary assets and liabilities whose real purchasing power is modified by the effects of inflation.

Foreign currency transactions are recorded at the exchange rate effective at the time the transactions are carried out and foreign currency denominated assets and liabilities are adjusted to the exchange rate effective at yearend.

Earnings per share-

Earnings per share are determined based on income before extraordinary items, the gain on the sale of subsidiaries, extraordinary items and net majority income, divided by the weighted-average outstanding shares during each of the periods.

Comprehensive income (loss)-

Comprehensive income (loss) is comprised of the net consolidated income for the period plus any gains or losses that according to specific accounting regulations are recorded directly in shareholders’ equity. The gain or loss from holding nonmonetary assets is the only item recorded directly in equity.

5.    TRANSACTIONS AND BALANCES IN FOREIGN CURRENCY:

The Company valued its foreign currency denominated assets and liabilities, represented mainly by U.S. dollars, at the exchange rates effective at December 31, 2000 and 2001 of 9.65 and 9.26 Mexican pesos per U.S. dollar, respectively, as the Company expects to use foreign currency denominated assets to settle foreign currency denominated liabilities.

As of December 31, 2000 and 2001, the foreign currency position was as follows:

	2000	2001
Current assets	$338,510	$302,546
Current liabilities-
Non-interest bearing	181,066	167,522
Interest bearing	345,761	307,070

	526,827	474,592

DESC, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 1999, 2000 AND 2001

Long-term liabilities	677,086	530,575

	1,203,913	1,005,167

Net liability position in foreign currency	$865,403	$702,621

During the years ended December 31, 1999, 2000 and 2001, the Company had the following transactions in foreign currency, which were translated into Mexican pesos at the exchange rate in effect at the date of each transaction:

	1999	2000	2001
Direct export sales	$559,816	$634,258	$727,947
Indirect export sales under agreement	254,941	305,692	119,234
Sales of foreign subsidiaries	118,333	97,713	132,640

	933,090	1,037,663	979,821
Less-
Purchases of inventories	(491,221)	(639,905)	(453,909)
Purchases and expenses of foreign subsidiaries	(84,251)	(86,421)	(92,770)

	(575,472)	(726,326)	(546,679)

	357,618	311,337	433,142

Interest earned	1,804	6,210	5,150
Less—Interest expense	(37,034)	(69,609)	(77,691)

	(35,230)	(63,399)	(72,541)

Technical assistance	(11,199)	(9,894)	(7,126)

Net	$311,189	$238,044	$353,475

As of March 12, 2002, the unaudited foreign exchange position was similar to that at yearend, and the exchange rate was 9.0703 Mexican pesos per U.S. dollar.

6.    CASH AND CASH EQUIVALENTS:

Cash and cash equivalents consist of the following:

	2000	2001
Cash	Ps. 320,722	Ps. 234,373
Investments with maturities of less than 3 months	1,105,344	870,990
Technology and training funds	181,750	265,651

	Ps. 1,607,816	Ps. 1,371,014

DESC, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 1999, 2000 AND 2001

7.    NOTES AND ACCOUNTS RECEIVABLE:

Notes and accounts receivable include:

	2000	2001
Trade	Ps. 3,889,882	Ps. 2,781,779
Less—Allowance for doubtful accounts	103,518	56,313

	3,786,364	2,725,466
Other receivables	877,761	765,680

	Ps. 4,664,125	Ps. 3,491,146

8.    INVENTORIES:

Inventories consist of the following:

	2000	2001
Finished goods and work-in-process	Ps. 2,079,355	Ps. 1,965,224
Raw materials, supplies and other	1,799,971	1,256,611

	3,879,326	3,221,835
Less—Allowance for slow-moving items	65,555	70,320

	3,813,771	3,151,515
Advances to suppliers	20,958	16,693

	Ps. 3,834,729	Ps. 3,168,208

9.    LAND HELD FOR DEVELOPMENT AND REAL ESTATE PROJECTS:

Land held for development and real estate projects are as follows:

	2000	2001
Land held for development	Ps. 1,823,832	Ps. 1,608,368
Real estate projects-in-progress	1,815,805	2,081,346
Developed land	138,008	177,641
Real estate for sale	34,366	—
Advances to contractors	79,068	43,577
Other	11,317	819

	Ps. 3,902,396	Ps. 3,911,751

DESC, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 1999, 2000 AND 2001

10.    PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment include:

	2000	2001	Depreciation Rate
Buildings and installations	Ps. 6,428,792	Ps. 5,950,389	2.00 to 31.46
Machinery and equipment	15,995,867	14,618,564	3.64 to 33.33
Transportation equipment	274,780	277,163	5.00 to 33.33
Furniture and office equipment	626,371	436,191	3.00 to 23.00
Real estate for rent	69,110	41,099	2.50
Other	306,810	502,873	3.00 to 30.00

	23,701,730	21,826,279
Less—Accumulated depreciation	11,010,213	11,001,516

	12,691,517	10,824,763
Projects-in-progress	791,741	622,421
Land	1,287,666	1,117,572

	Ps.14,770,924	Ps.12,564,756

On June 29, 2001, the subsidiary Pintura, Estampado y Montaje, S.A. de C.V. (subsidiary of UNIK) entered into an $18.7 million machinery sale agreement (without obligation to repurchase) with a financial institution. On that same date, a five-year machinery lease agreement covering the same machinery was entered into, establishing quarterly rent payments beginning on October 1, 2001.

11.    BANK LOANS AND LONG-TERM DEBT:

Bank loans and long-term debt are as follows:

	2000			2001
	Maturity	Interest Rate	Amount	Maturity	Interest Rate	Amount
Syndicated loan-
DESC $150 million	2003	LIBOR + 1.375	Ps. 906,744	2003	LIBOR + 1.375	Ps. 1,389,000
Medium-term promissory notes-
DESC 680.6 million UDIS	2006 and 2007	9% and 8.20%	2,067,066	2006 and 2007	9% and 8.20%	2,079,323
CORFUERTE $29.91 million	2005	LIBOR + 2.70	246,836	2005	LIBOR + 2.70	276,994
International Finance Corporation-
Chemical segment $36.43 million	2000 to 2006	Variable	1,314,366	2002 to 2006	Variable	337,327
Chemical segment $105 million	2006	Variable	1,061,157	2003 to 2009	Variable	972,300
Loans-
DESC (formerly GIRSA) $35 million	2004	Variable	503,747	2004	Variable	324,100
DESC (formerly GIRSA) $30 million	2003	LIBOR + 1	302,248	2003	LIBOR + 1	277,800
DESC (formerly GIRSA) $15 million	2003	LIBOR + 1.60	151,124	2003	LIBOR + 1.60	138,900
DESC (formerly GIRSA) $20 million	—	—	—	2003	3.37%	185,200
DESC (formerly GIRSA) $22 million	—	—	—	2003	4.25%	203,720

DESC, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 1999, 2000 AND 2001

	2000			2001
	Maturity	Interest Rate	Amount	Maturity	Interest Rate	Amount
CORFUERTE $25 million	2002 and 2003	LIBOR + 1	251,873	2003	LIBOR + 1	231,500
Secured bonds-
DINE $94.23 million	2007	8.75%	1,360,117	2007	8.75%	872,616
Guaranteed syndicated loans-
UNIK $8.60 million	2002	6.50%	167,868	2002	6.50%	79,639
UNIK $12.69 million	2003	7.34%	205,690	2003	7.34%	117,551
UNIK $2.5 million	2004	LIBOR + 1	119,892	2004	LIBOR + 1	23,150
Other loans payable in-
Mexican pesos	2002 to 2008	Variable	59,877	2003 to 2008	Variable	31,590
Foreign currency	2002 to 2007	Variable	829,621	2003 to 2010	Variable	519,277

			9,548,226			8,059,987
Less—Current portion			(702,434)			(1,037,552)

			Ps. 8,845,792			Ps. 7,022,435

As of December 31, 2000 and 2001 the LIBOR rate was 6.561 and 1.874, respectively.

DESC, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 1999, 2000 AND 2001

Long-term debt maturities are as follows:

2003	Ps. 2,796,307
2004	547,976
2005	189,756
2006	1,196,776
2007	2,127,912
2008 and thereafter	163,708

Ps. 7,022,435

The current portion of long-term debt and short-term bank loans are as follows:

	2000	2001
Current portion of long-term debt	Ps. 702,434	Ps. 1,037,552
Other loans payable in-
Mexican pesos	325,697	4,299
Foreign currency	2,875,384	2,030,469

	Ps. 3,903,515	Ps. 3,072,320

The financing received establishes certain restrictions for the Company, which have been complied with. The most important restrictions are:

•	Maintaining a liquidity ratio equal to or higher than 1.1.

•	Maintaining a capitalization ratio lower than or equal to 0.50. At the close of 2001 the ratio is 0.43.

•	Limitations on the disposal of property, plant and equipment.

•	Consolidated short-term debt shall not exceed 20% of the consolidated net sales of the immediately preceding year.

•	Certain restrictions on the existence of new liens.

•	Maintaining an interest coverage ratio above 2.75. At the close of 2001 the ratio is 3.18.

•	Maintaining a debt to equity ratio less than 3.5. At the close of 2001 the ratio is 3.19

•
The Company can not pay dividends, distribute shares, repurchase shares and/or carry out any other form of capital reduction, if during the first year of the term of the syndicated loan it does not receive as a dividend and/or capital reduction from its main subsidiaries $40 million and $70 million in subsequent years.

Syndicated loan-

DESC signed a syndicated loan contract for $150 million with a term of three years and interest at LIBOR plus 1.375. As of December 31, 2001, draws have been made for the entire loan amount. The resources obtained were used to pay short-term debt.

Medium-term promissory notes-

In October 1999 and July 2000, the Company issued medium-term promissory notes equivalent to 324,000,000 and 356,568,600 units of investment (UDIS), respectively. The UDI value as of

DESC, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 1999, 2000 AND 2001

December 31, 2001 was 3.05527, which is equal to Ps.989,909 and Ps.1,089,414, respectively. The issues bear quarterly interest of 9% and 8.20%, respectively, and mature in 2006 and 2007, respectively. There are no restrictions for the promissory notes. The resources generated were used to pay short-term debt.

In April 2000, CORFUERTE contracted two medium-term promissory notes for $32 million. This loan establishes, among other conditions, that CORFUERTE should comply with certain financial ratios. Since CORFUERTE did not expect to be able to comply with such financial ratios during the first half of 2002, the creditor approved its request to not comply with them until June 2002. Since CORFUERTE does not have the creditor’s waiver to not demand early payment of the total debt for the second half of 2002, the outstanding balance of this debt was classified as short-term as of December 31, 2001.

International Finance Corporation-

As a result of the merger between DESC and GIRSA mentioned in Note 1, on December 14, 2001, a contract to transfer the debt was entered into by the subsidiaries of the chemical sector of DESC and International Finance Corporation (IFC), through which GIRSA transfers to the subsidiaries of the chemical sector the loans obtained from IFC, as follows:

(a) Loan of $36.43 million between GIRSA and IFC

Loan	Amounts	Rates
A	$15 million	LIBOR + 2.125
B	$15 million	LIBOR + 2.0
C	$6.43 million	LIBOR + 2.125

The loans are payable in equal semiannual payments beginning on February 15, 2002, for 2.5, 1.5 and 4.5 years, respectively.

(b) Loan of $105 million between GIRSA and IFC

Loan	Amounts	Rates
A	$45 million	LIBOR + 3.75
B	$60 million	10.35%

The loans are payable through equal semiannual payments for 6 years beginning on March 15, 2003.

In such contracts, DESC was designated as the paying agent and the subsidiary CID Centro de Investigación y Desarrollo Tecnológico, S.A. de C.V. as the administrative agent to record the loans.

Loan contracts-

In March 1998, CORFUERTE contracted an unsecured loan for the equivalent of $25 million, at a rate of LIBOR plus 1%, with maturity in March 2003. This loan establishes that the shareholders’ equity of

DESC, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 1999, 2000 AND 2001

Alimentos del Fuerte, S.A. de C.V., must not be lower than $5 million. Such restriction has been complied with.

Issuance of secured bonds-

On October 9, 1997, DINE placed long-term bonds secured by DESC in international markets, bearing interest at 8.75%, maturing on October 9, 2007. As of December 31, 2001, the carrying amount of the bonds issued by DINE was $94.23 million and their fair value was $96.8 million.

Guaranteed syndicated loan-

Spicer, S.A. de C.V. (SPICER), subsidiary of UNIK, contracted loans in 1995 and 1996, for an original amount of $100 million, through a syndicated loan guaranteed with the exports, of which $8.60 million and $12.69 million is still pending payment as of December 31, 2001. These loans are connected to a long-term export contract entered into by SPICER and Dana Corporation Inc. (DANA) (minority shareholder of SPICER), through which DANA commits to make enough purchases to generate the necessary resources to settle the partial payments of the loans. The loans are payable semiannually, beginning with June 6 and September 11, 1996, for a period of seven years with interest of LIBOR plus 0.50. SPICER entered into two interest rate exchange contracts (swaps) for the same amounts and terms of these contracts, for purposes of ensuring fixed interest rates, after taxes, of 6.50% and 7.34%, respectively.

Fair value of financial instruments-

a) Short-term and Long-term debt:

The fair value of short-term and long-term debt bank loans and syndicated loans is based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently offered for debt with similar remaining maturities. The fair value of short-term and long- term debt is based on quoted market prices.

	2000	2001
	(in millions)	(in millions)

Carrying value	Ps. 12,749	Ps. 10,095

Fair value	Ps. 12,652	Ps. 10,847

b) Interest rate swaps:

The Company uses interest rate swaps to manage the interest rate swaps to manage the interest rate risk associated with its borrowings, pursuant to which it pays amounts based on a fixed rate and receives

DESC, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 1999, 2000 AND 2001

amounts based on a floating rate. The result is accrued as interest rate change and recognized as an adjustment to interest expense in the income statement.

At December 31, 2001, the Company has the following outstanding agreements:

	Notional Amount	Interest rate		Maturity Date
		Paid	Received
UNIK	Ps. 197.2	6.999%	3.217%	March 3, 2003

The fair value is estimated based on quoted market prices to terminate the contracts at the reporting date, which amount to Ps. 300.6 million and Ps. (6.9) million as of December 31, 2000 and 2001, respectively. The Company does not anticipate canceling this agreements and expects them to expire as originally contracted.

12.    EMPLOYEE BENEFITS:

The employee benefit obligation relates to the pension plan, which will cover the pension and seniority premiums due upon retirement of the Company’s employees. The amount resulting from the actuarial calculations prepared by external actuaries using the projected unit credit method, is as follows:

	2000	2001
Projected benefit obligation (PBO)	Ps. 1,101,517	Ps. 1,018,092
Plan assets at fair value:	594,234	587,729

	(507,283)	(430,363)
Unrecognized transition liability	(301,400)	(285,435)
Unrecognized variances in assumptions	942,958	858,981

Net projected benefit obligation under Mexican GAAP	134,275	143,183
Fund withdrawals	42,314	35,516

Net projected benefit obligation under U.S. GAAP	Ps. 176,589	Ps. 178,699

As of December 31, 2000 and 2001, the current benefit obligation (equivalent to the PBO without projecting the salaries to the date of retirement) exceeds the amount of plan assets by Ps. 334,317 and Ps. 232,496, respectively. Therefore, such amounts were recognized as intangible assets and additional liabilities for the same amount, which in the consolidated balance sheet are included under “Other assets” and “Other long-term liabilities”.

The cost of employee benefits is as follows:

DESC, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 1999, 2000 AND 2001

	1999	2000	2001
Service cost	Ps. 51,538	Ps. 65,322	Ps. 68,132
Amortization of transition liability	(16,827)	(4,867)	8,343
Amortization of variances in assumptions	6,049	27,439	32,356
Financial cost	40,136	55,223	56,835

	80,896	143,117	165,666
Less—Actual return on plan assets	(62,711)	(52,796)	(41,905)

Net result for the period under Mexican GAAP	18,185	90,321	123,761
Amortization of fund withdrawals	(6,000)	(5,474)	(5,114)

Net result for the period under U.S. GAAP	Ps. 12,185	Ps. 84,847	Ps. 118,647

Interest rates utilized in the actuarial calculations for 1999, 2000 and 2001 were as follows:

Investment return rate	7%
Interest rate	5%
Salary increase rate	1.5%

The changes in the projected benefit obligation are as follows:

	2000	2001
Beginning balance	Ps. 892,717	Ps. 1,101,517
Service cost	65,322	68,132
Financial cost	55,223	56,835
Actuarial result	88,255	(208,392)

Ending balance	Ps. 1,101,517	Ps. 1,018,092

The changes in the net projected liability were as follows:

	2000	2001
Beginning balance	Ps. 127,424	Ps. 134,275
Provision for the year	(90,321)	(123,761)
Actuarial gain	52,742	88,849
Contributions to the fund	87,591	132,178
Payments for reduction of personnel	(43,161)	(88,358)

Ending balance	Ps. 134,275	Ps. 143,183

The changes in the fund were as follows:

	2000	2001
Beginning balance	Ps. 874,814	Ps. 594,234
Contributions to the fund	87,591	132,178
Variation in the value of fund assets	(325,010)	(50,325)
Payments for reduction of personnel	(43,161)	(88,358)

Ending balance	Ps. 594,234	Ps. 587,729

DESC, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 1999, 2000 AND 2001

The amortization periods are as follows:

Remaining Years
Transition liability	20
Variances in assumptions	17

13.    SHAREHOLDERS’ EQUITY:

During a General Ordinary and Extraordinary Shareholders’ Meeting held on April 26, 2001, the shareholders approved the payment of cash dividends of 29 Mexican cents for each of the outstanding shares, equivalent to Ps.397,009, whose restated amount is Ps.407,825, payable in four quarterly payments in July and October 2001 and January and April 2002.

Also, during a General Ordinary and Extraordinary Shareholders’ Meeting held on November 29, 2001, the shareholders approved the merger of DESC and GIRSA, with DESC as the surviving company. Such merger became effective for accounting and tax purposes on December 1, 2001; therefore, as of such date GIRSA ceased to exist as a legal entity. Since DESC owned 99.97% of the capital stock of GIRSA, DESC’s variable capital was increased by Ps.1.

During a General Ordinary Shareholders’ Meeting held on November 29, 2001, the shareholders approved the cancellation of treasury shares repurchased over the last years, which amounted to 152,284,295 shares, of which 48,785,000 were Series “A” shares, 60,088,140 Series “B” shares and 43,411,155 Series “C” shares.

As of December 31, 2001 capital stock is represented by:

	Number of Shares	Amount
Fixed portion-
Nominative Series “A” shares (without withdrawal rights and which must represent at least 51% of the shares with voting rights)	587,479,900	Ps. 7,637
Variable portion-
Nominative Series “B” shares (with withdrawal rights and which may not represent more than 49% of the shares with voting rights)	506,257,866	6,581
Series “C” shares (with voting restrictions)	275,341,610	3,580

	1,369,079,376	Ps. 17,798

Series “A” and “B” shares may only be acquired by Mexican citizens or Mexican entities with an exclusion clause for foreign investors. Series “C” shares may be freely subscribed.

As of 2002, income tax withholding on dividends was eliminated. If earnings for which no corporate tax has been paid are distributed, the tax must be paid upon distribution of the dividends. Earnings for which corporate taxes have been paid amount to approximately Ps.3,984,390.

DESC, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 1999, 2000 AND 2001

Capital reductions will be subject to taxes on the excess of the reduction over the price-level adjusted paid-in capital, in accordance with the formula prescribed by the income tax law.

The annual net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve each year until the reserve equals 20% of outstanding capital stock. This reserve may not be distributed to shareholders during the existence of the Company, except in the form of a stock dividend.

During 2001, the Company distributed as dividends restated retained earnings of Ps. 407,825, reducing total equity to an amount lower than the restated capital stock, which for accounting purposes represents a reduction in capital.

14.    TAX ENVIRONMENT:

The companies are subject to income and asset taxes. Income taxes are calculated using the currency as of the date of the transactions and not the currency at yearend. Up to 2001 the income tax rate was 35%, with the obligation to pay this tax each year at a rate of 30%, with the remainder payable upon distribution of earnings. Beginning in 2002, the option to defer a portion of the income tax payment until dividends were distributed is eliminated. The income tax rate will be 35% in 2002, 34% in 2003, 33% in 2004 and 32% in 2005 and thereafter.

Asset taxes are computed at an annual rate of 1.8% on the average of the majority of restated assets (except investments) less certain liabilities, and the tax is paid only to the extent that it exceeds the income taxes of the period. Any required payment of asset taxes may be credited against the excess of income taxes over asset taxes of the following 10 years.

Some subsidiaries in the agribusiness sector have authorizations to pay income and asset taxes under a simplified program based on cash receipts and disbursements. Other subsidiaries have the right to a 50% reduction in their taxable income due to their activities.

Employee profit sharing has been determined based on the individual results of each operating company at a rate of 10%, rather than on a consolidated basis.

Tax loss carryforwards, losses on sale of shares and recoverable asset taxes-

As of December 31, 2001, the Company has tax loss carryforwards and losses on sale of shares for income tax purposes and recoverable asset taxes, which will be indexed for inflation through the year applied or recovered, in the following restated amounts:

Maturity	Tax Loss Carryforwards	Losses on Sale of Shares	Recoverable Asset Taxes
2002	Ps. 21,778	Ps. 156,187	Ps. 6,699
2003	52,072	—	7,495
2004	555,219	53,833	28,731

DESC, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 1999, 2000 AND 2001

2005	123,373	918,538	24,877
2006	41,673	—	26,299
2007	19,520	—	31,868
2008	34,093	—	29,097
2009	352,283	—	52,606
2010	371,129	—	65,436
2011	1,066,908	—	129,050

	Ps. 2,638,048	Ps. 1,128,558	Ps. 402,158

Deferred income taxes-

Deferred income taxes are calculated at the rate that will be in effect when the specific temporary differences between book and tax assets and liabilities reverse based on the philosophy of Bulletin D-4. The bulletin indicates that the tax rate corresponding to the temporary differences that generate the deferred taxes should be applied. The new rates approved as of the date of the financial statements should be used. Therefore, the conventional accounting of Circular 56 was not followed.

The tax effects of the temporary differences that generated deferred tax liabilities (assets) are as follows:

	2000	2001
Property, plant and equipment	Ps. 2,373,519	Ps. 1,885,954
Inventories	776,549	497,309
Land held for development and real estate projects	495,007	481,681
Real estate assets available for sale	83,905	—
Reserves and provisions	(368,589)	(540,570)
Other assets	21,735	68,925
Tax loss carryforwards	(969,379)	(876,242)
Amortizable losses on sale of shares	(394,995)	(394,995)
Recoverable asset taxes	(342,314)	(402,158)
Allowance for doubtful tax loss carryforwards and recoverable asset taxes	177,245	166,672
Other	311,499	168,051

	Ps. 2,164,182	Ps. 1,054,627

Income taxes are calculated on taxable income, which differs from book income principally as follows:

	1999	2000	2001
Income tax provision at statutory rate (35%)	Ps. 1,213,053	Ps. 362,938	Ps. 266,363
Tax effect of permanent differences-
Gain on monetary position	(256,369)	(259,966)	(78,545)
Inflationary component	264,380	251,876	95,926
Nondeductible items	97,679	128,210	135,169
Nontaxable income	(82,279)	(50,480)	(115,415)

DESC, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 1999, 2000 AND 2001

Income related to subsidiaries subject to the simplified tax system	1,194	1,736	16,587
Tax effect from sale of shares	(103,452)	—	—
Other	(40,455)	143,975	(97,288)

	(119,302)	215,351	(43,566)

Tax effects of temporary differences-
Differences in depreciation rates	24,765
Cost of sales versus purchases, labor and overhead	(172,056)
Reserves	67,869
Tax loss carryforwards	(153,114)
Other	(48,541)

	(281,077)

Income tax provision for the year	Ps. 812,674	Ps. 578,289	Ps. 222,797

The tax loss carryforwards shown above do not include the benefit from tax consolidation related to the use of the tax loss carryforwards, which is presented as a separate item in the accompanying consolidated statements of income.

15.    EXTRAORDINARY ITEMS:

Extraordinary items are comprised as follows:

	2000	2001
Provision for restructuring expenses (see Note 1)	Ps. —	Ps. (282,083)
Gain on the shareholding restructuring of Velcon	107,961	—
Reorganization expenses in Moresa, S.A. de C.V.	(38,355)	—

	Ps. 69,606	Ps. (282,083)

Gain on the shareholding restructuring of Velcon, S.A. de C.V.-

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

As a result of this restructuring, UNIK increased its total shareholding interest in Velcon by 7.71% at a cost of Ps.113,472. In this transaction, Ps.66,349 goodwill was recognized for these additional shares related to the participation of Dana Corporation, Inc. (DANA) in Spicer, which will be amortized over four years, the term over which it is estimated that the investment will be recovered.

16.    FINANCIAL INSTRUMENTS:

The fair value of interest rate swaps is estimated based on quoted market prices to terminate the related contracts at the reporting date. As of December 31, 2001, the Company recorded a net loss of Ps. 250.

DESC, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 1999, 2000 AND 2001

SPICER does not anticipate canceling these contracts and expects them to expire as originally contracted (see Note 11). Since these agreements represent cash flow hedges that allow fixing the interest rate, the Company records the corresponding effects in results when accrued, and has not recorded the potential effect of a gain or loss from settling these agreements at present value.

UNIK and its subsidiaries entered into agreements with Pemex Gas y Petroquímica Básica to protect themselves from the volatility of the price of natural gas for the period from 2001 through 2003. Under these agreements, the companies will pay a fixed price of 4.0 dollars per million units of energy (“MMBTU”). These agreements represent normal purchases of the companies to cover their anticipated gas consumption requirements and are not speculative in nature.

17.    DIFFERENCES BETWEEN MEXICAN AND US GAAP:

The consolidated financial statements of the Company are presented on the basis of accounting principles generally accepted in Mexico (“Mexican GAAP”). Note 18 presents a reconciliation of majority net income and shareholders’ equity to US GAAP. This reconciliation to US GAAP does not include the effects of inflation. The application of Bulletin B-10 represents a comprehensive measure of effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost financial reporting for both Mexican and US accounting purposes.

The principal differences between Mexican GAAP and US GAAP are described below together with an explanation, where appropriate, of the method used in the determination of the adjustments that affect net income and shareholders’ equity.

Restatement of prior year financial statements:

As explained in Note 4, in accordance with Bulletin B-15 of Mexican GAAP, the financial information of foreign subsidiaries for prior years was restated using the inflation rate of the country in which the foreign subsidiary is located, then translated at the year-end exchange rate of the Mexican peso. This procedure results in the presentation of prior year amounts in the purchasing power of the respective currencies as of the end of the latest year presented.

Under US GAAP, the financial information for foreign subsidiaries of prior years must be restated in constant units of the reporting currency, the Mexican peso, which requires the restatement of such prior year amounts using the NCPI.

Accordingly, a reconciling item for the difference between methodologies of restating prior year balances is included in the effects of inflation on US GAAP adjustments for the reconciliation of majority net income and in adjustment for changes to the method for development and real state projects, foreign origin machinery and goodwill for the reconciliation of majority shareholders’ equity. All other US GAAP adjustments affected by the use of the Bulletin B-15 methodology have been determined based on the NCPI.

Cash flow information-

Under Mexican GAAP, the Company presents consolidated statements of changes in financial position.

DESC, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 1999, 2000 AND 2001

Bulletin B-12 specifies the appropriate presentation of the statement of changes in financial position when the financial statements have been restated in constant Mexican pesos in accordance with Bulletin B-10. Bulletin B-12 identifies the generation and application of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos. The bulletin also requires that monetary and foreign exchange gains and losses be treated as non-cash items in the determination of resources provided by operations.

The changes included in this statement constitute cash flow activity stated in constant Mexican pesos (including monetary and unrealized foreign exchange gains and losses, which are considered cash gains and losses in the constant Mexican peso financial statements).

In accordance with Mexican GAAP, the reduction in current and long-term debt due to restatement in constant Mexican pesos and unrealized exchange gains and losses on liabilities are presented in the statement of changes in financial position as a resource used in financing activities and the gain on monetary position is presented as a component of operating activities. US GAAP Statement of Financial Accounting Standards (SFAS) No. 95, “Statement of Cash Flows”, does not provide guidance with respect to inflation-adjusted financial statements and requires presentation of a statement of cash flows.

The following presents a reconciliation of the resources generated by (applied to) operating, investing and financing activities under Mexican GAAP and under US GAAP:

	1999	2000	2001
Net resources generated by operations under Mexican GAAP	Ps. 3,979,540	Ps. 854,114	Ps. 3,426,377
Inflationary effects	(1,018,621)	(769,117)	(347,294)
Exchange (loss) gain	(420,111)	(103,877)	347,617
Deferred income taxes		(274,940)	(470,071)
Book value of retirements	110,971	120,151	607,769

Net resources generated by operations under US GAAP	Ps. 2,651,779	Ps. (173,549)	Ps. 3,564,398

	1999	2000	2001
Net resources generated by (applied to) investing activities under Mexican GAAP	Ps. (2,095,317)	Ps. (815,132)	Ps. 614,302
Book value of retirements	(110,971)	(120,151)	(607,769)
Deferred income taxes	—	9,439	—
Restatement of investment	125,569	32,160	12,034

Net resources generated by (applied to) investing activities under US GAAP	Ps. (2,080,719)	Ps. (893,684)	Ps. 18,567

Net resources applied to financing activities under Mexican GAAP	Ps. (1,264,164)	Ps. (340,115)	Ps. (4,277,481)
Inflationary effects	893,052	736,956	335,260
Deferred income taxes	—	265,501	470,071

DESC, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 1999, 2000 AND 2001

Exchange loss (gain)	420,111	103,877	(347,617)

Net resources generated by (applied to) financing activities under US GAAP	Ps. 48,999	Ps. 766,219	Ps. (3,819,767)

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Income and asset taxes paid	Ps. 496,471	Ps. 757,185	Ps. 628,729

Employee profit sharing paid	Ps. 102,999	Ps. 134,196	Ps. 133,161

Interest paid	Ps. 908,330	Ps. 1,110,926	Ps. 924,183

Deferred income taxes and employee profit sharing-

As mentioned in Note 14, in conformity with accounting principles generally accepted in Mexico, deferred income taxes were calculated at the rate at which it is estimated that the temporary differences will reverse. Under US GAAP a change in the income tax rate is effective as of the date the new regulations are issued; therefore, deferred income taxes under US GAAP were calculated using a rate of 35%.

The tax effects of temporary differences that generated deferred tax liabilities (assets) under SFAS No. 109 are as follows:

	2000	2001
Current
Inventories	Ps. 776,549	Ps. 497,309
Real estate assets available for sale	117,090	—
Reserves and provisions	(368,589)	(540,570)
Other	466,099	228,533

	991,149	185,272
Non-current
Property, plant and equipment	2,791,209	2,572,534
Land held for development and real estate projects	798,796	902,618
Tax loss carryforwards	(969,379)	(876,242)
Amortizable losses on sale of shares	(394,995)	(394,995)
Recoverable asset taxes	(342,314)	(401,158)
Allowance for doubtful tax loss carryforwards and recoverable asset taxes	177,245	166,672

	2,060,562	1,969,429

	Ps. 3,051,711	Ps. 2,154,701

Employee profit sharing is subject to the future consequences of temporary differences in the same manner as income taxes. The deferred effects not recorded under Mexican GAAP are included in the reconciliation of Mexican to US GAAP. Additionally, for US GAAP purposes, employee profit sharing must be classified as an operating expense.

DESC, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 1999, 2000 AND 2001

The effects of temporary differences that generated deferred employee profit sharing liabilities (assets) under SFAS No. 109 are as follows:

	2000	2001
Current
Inventories	Ps. 208,542	Ps. 165,913
Reserves and provisions	(8,240)	(11,932)
Other	51,911	56,058

	252,213	210,039
Non-current
Property, plant and equipment	686,938	670,597
Unrealized exchange losses	(9,160)	(4,459)

	677,778	666,138

	Ps. 929,991	Ps. 876,177

Cost of pension plans and other employee benefits-

Under Mexican GAAP, the recording of liabilities for employee benefits is substantially the same as under SFAS No. 87. The Company’s independent actuaries have prepared a study of pension costs under US GAAP (see Note 12).

The Company has no post-retirement health care insurance or other benefit plans, other than the pension plans referred to in Note 12. Therefore, SFAS No. 106, “Employers’ Accounting for Post-retirement Benefits Other than Pensions”, does not have an effect on the Company.

During 1992, the Company withdrew Ps.238,318 from plan assets covering pension and seniority premiums for employees of certain subsidiaries, as the plans were overfunded. The amount of the withdrawal was recorded as income under Mexican GAAP, however, for purposes of SFAS No. 87, the amount must be amortized over the average remaining working life of the employees, which is approximately 17 years.

Minority interest-

Under Bulletin B-8 of Mexican GAAP, minority interest must be included as a component of shareholders’ equity. Under US GAAP, minority interest in subsidiaries is not presented as a component of shareholders’ equity in the consolidated balance sheet. Consequently, unlike US GAAP, minority interest in the income of subsidiaries is not presented as an expense in the consolidated statement of income.

Technology and training funds-

The technology and training funds are recorded under cash and cash equivalents since the Company plans to utilize these funds during 2002. Under US GAAP those funds must be classified as other assets.

DESC, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 1999, 2000 AND 2001

Cost of sales and inventory valuation-

Certain of the Company’s subsidiaries use the direct cost method to calculate cost of sales and inventory, whereby certain overhead costs are charged to expense when they are incurred rather than being allocated to inventory. US GAAP requires that indirect manufacturing costs be considered as part of inventory cost.

Land held for development and real estate projects-

Undeveloped land and real estate projects were restated based on their value in U.S. dollars as of yearend adjusted at the market exchange rate, since such values reflect the current situation of the real estate market.

Under US GAAP, these assets and the corresponding cost of land sold during the year were restated using the NCPI.

Machinery and equipment-

Since 1997, the Company has restated its fixed assets of foreign origin based on the internal inflation rate of the country of origin and the period end exchange rate. Under US GAAP, these fixed assets would be restated using the NCPI.

Financial instruments-

As mentioned in Note 4 c), on January 1, 2001, Bulletin C-2 went into effect in Mexico.

Under US GAAP, beginning in 2001, SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, became effective. SFAS 133 requires recognition of all derivative financial instruments together with the corresponding item hedged at fair value, whether they are assets or liabilities, in the balance sheet.

Changes in the fair value of derivative financial instruments are recognized in the results of the year or in other components of comprehensive income, if it is proven that such instruments are closely related to the hedged item through statistical effectiveness calculations. Upon expiration of the derivative instruments, the corresponding gain or loss is recognized in the results of the year.

The Company’s only derivative financial instruments subject to SFAS 133 fair value accounting are two interest rate exchange contracts (swaps) (see Note 16).

Goodwill-

Up to 1997, the goodwill resulting from acquisitions made in excess of book value of the acquired subsidiaries in the food segment was partially restated using the NCPI. Under US GAAP this goodwill should be fully restated using the NCPI from the date of acquisition through the date of the financial statements.

DESC, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 1999, 2000 AND 2001

Payments received for the right to enter into lease agreements-

In Mexico, it is common practice for lessors to collect an “up-front” payment from lessees upon the initial signing of a lease agreement. The Company, under Mexican GAAP, has recognized these payments as income in the period in which they were received. The Company has no future obligation with regard to these payments and they are not refundable to the lessee.

Under US GAAP, the amounts received must be amortized to income over the terms of the lease agreements, which average three years.

Goodwill of Cañada de Santa Fé-

During 1998, DINE acquired 10% of the shares of Cañada de Santa Fé, S.A. de C.V. As a result of this acquisition, goodwill of Ps.82,904 was generated, which will be amortized in proportion to the sales of the “Bosques de Santa Fé” project, not to exceed a period of seven years. Under US GAAP in effect up through December 31, 2000, goodwill of Ps.3,149 resulted and was amortized on a straight-line basis over the same term.

Negative goodwill-

In September 1997, Agrobios, S.A. de C.V. (subsidiary merged into DESC in 1999) acquired 94.3% of the shares of CORFUERTE, a company engaged in the manufacturing and distribution of processed food. The book value (substantially equivalent to the fair value of the net assets acquired) exceeded the cost of the shares by Ps.9,684, which under Mexican GAAP is being amortized to income over five years using the straight-line method. Under US GAAP purchase accounting, after considering the deferred tax asset not recorded under Mexican GAAP for the subsidiary, the excess was Ps.367,037, which was offset against the fair value of the fixed assets acquired and will be recognized in income as a reduction of the related annual depreciation.

Goodwill of POLIFOS-

During 1994 and 1995, the Company purchased the shares of a new subsidiary at a cost below book value. The negative goodwill recorded on the purchases was amortized to income during 1995 and 1996. Under U.S. GAAP purchase accounting, after considering the deferred tax liability not recorded under Mexican GAAP for the subsidiary, positive goodwill resulted. This goodwill was amortized to expense over three years (1997 – 1999) for U.S. GAAP purposes.

Goodwill of VELCON-

In 2000, UNIK increased its share ownership in Velcon, S.A. de C.V., its subsidiary, at a cost above the book value. The goodwill resulting from this acquisition will be amortized over four years according to Mexican GAAP. According to US GAAP, there was additional goodwill of Ps.4,915, which will be amortized over the same period of time.

DESC, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 1999, 2000 AND 2001

Capitalized financing costs-

The Company capitalizes the comprehensive financial cost related to construction in progress, including the exchange losses and gain on monetary position. Under US GAAP, only interest expense may be capitalized on US dollar-denominated debt, and only interest expense, net of the related gain on monetary position, may be capitalized on Mexican peso-denominated debt.

Capitalized preoperating expenses-

Under Mexican GAAP, some subsidiaries of UNIK and GIRSA capitalized preoperating expenses amounting to Ps.22,010 related to new production lines. Such expenses will be amortized over the term in which the new production lines are fully operational. Under US GAAP, such costs are expensed as incurred.

Future impact of recently issued accounting standards-

In June 2001 the Financial Accounting Standards Board (FASB) issued SFAS No. 141, “Business Combinations”. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. The Company does not anticipate that this new standard will have any impact on its financial position or results of operations.

In June 2001 the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. With the adoption of SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life, but rather it will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, negative goodwill is recognized as an extraordinary gain at the time of the business combination. The adoption of this new standard will result in the discontinuation of annual goodwill amortization of approximately Ps.77,726.

In June 2001 the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. The new standard will be effective for financial statements issued for fiscal years beginning after June 15, 2002, which in the case of the Company will be its year ending December 31, 2003, with early application encouraged. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company has not yet quantified all of the effects of adopting SFAS No. 143 on its financial statements.

DESC, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 1999, 2000 AND 2001

In August 2001 the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. The new standard will be effective for financial statements issued for fiscal years beginning after December 15, 2001, which in the case of the Company will be its year ending December 31, 2002, with early application encouraged. SFAS No. 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”, although it retains the fundamental provisions of SFAS No. 121. SFAS No. 144 also expands the scope of discontinued operations to a component of an entity and eliminates the exception to consolidation for a temporarily controlled subsidiary. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

Convenience translation-

U.S. dollar amounts shown in the financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos, as a matter of arithmetic computation only, at the rate quoted by Banco de México for December 31, 2001 of 9.26 Mexican pesos per U.S. dollar. Such translation should not be interpreted as a representation that the Mexican peso amounts have been, could have been, or could in the future be, translated into U.S. dollars at this or any other exchange rate.

18.    RECONCILIATION OF MEXICAN GAAP TO US GAAP:

a).    Reconciliation of majority net income-

	1999	2000	2001	2001
Net income applicable to majority interest under Mexican GAAP	Ps. 2,020,284	Ps. 287,000	Ps. 41,354	$4,466
US GAAP adjustments:
Deferred income taxes	(390,236)	650,322	783,839	84,648
Deferred income taxes under Mexican GAAP	—	104,046	(432,750)	(46,733)
Deferred employee profit sharing	(104,589)	(59,614)	14,884	1,607
Amortization of withdrawn pension fund assets under SFAS No. 87	6,000	5,474	5,114	552
Full absorption costing	(49,394)	(102,870)	—	—
Additional depreciation on foreign origin fixed assets restated using the NCPI	(30,377)	(112,874)	42,682	4,609
Restatement of cost of land for development and real estate projects using the NCPI	(9,144)	(63,320)	(5,489)	(593)
Reduction in depreciation expense of CORFUERTE	16,517	(68,690)	(13,211)	(1,427)
Goodwill of POLIFOS	3,827	—	—	—
Payments received for rights to enter into lease agreements	397	6,821	—	—
Goodwill of Cañada de Santa Fe	—	3,149	—	—
Goodwill of VELCON	—	4,915	(1,408)	(152)
Write-down of fixed assets	710	—	4,088	441
Capitalized exchange loss net of gain on monetary position	24,301	38,855	23,395	2,526
Capitalization of preoperating expenses	(773)	(28,484)	99,660	10,762
Benefit of tax consolidation of prior years	(151,727)	(129,427)	(76,849)	(8,298)

DESC, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 1999, 2000 AND 2001

	1999	2000	2001	2001
Effects of inflation on US GAAP adjustments	569,765	389,645	178,852	19,315
Effects on minority interest of US GAAP adjustments	(97,264)	(407,792)	(786,011)	(84,882)

	(211,987)	230,156	(163,204)	(17,625)

Net income (loss) under US GAAP	Ps. 1,808,297	Ps. 517,156	Ps. (121,850)	$(13,159)

Weighted average shares outstanding (000’s)	1,489,733	1,418,126	1,369,006	1,369,006

Net income (loss) per share under US GAAP	Ps. 1.214	Ps. 0.365	Ps. (0.089)	$(0.010)

b)    Reconciliation of majority shareholders’ equity-

	2000	2001	2001
Majority shareholders’ equity under Mexican GAAP	Ps. 9,408,588	Ps. 8,343,385	$901,013
US GAAP adjustments:
Deferred income taxes	(3,051,711)	(2,154,701)	(232,689)
Deferred income taxes under Mexican GAAP	1,529,643	1,054,627	113,891
Deferred employee profit sharing	(929,991)	(876,177)	(94,620)
Withdrawal of pension fund assets under SFAS No. 87	(42,314)	(35,516)	(3,835)
Adjustment for changes to the method for the restatement of land held for development and real estate projects, foreign origin machinery and goodwill	3,150,986	3,552,263	383,614
Additional depreciation on foreign origin fixed assets restated using the NCPI	(236,422)	(193,740)	(20,922)
Restatement of cost of land held for development and real estate projects sold using the NCPI	(125,254)	(130,743)	(14,119)
Reduction in depreciation expense of CORFUERTE	(19,526)	(32,737)	(3,535)
Goodwill of VELCON	4,915	3,507	378
Capitalized exchange loss net of gain on monetary position	(391,677)	(368,282)	(39,771)
Goodwill of POLIFOS	(20,562)	(20,562)	(2,221)
Write-down of fixed assets	(4,088)	—	—
Capitalization of preoperating expenses	(121,667)	(22,010)	(2,377)
Effects on minority interest of US GAAP adjustments	708,428	(77,583)	(8,378)

	450,760	698,346	75,416

Shareholders’ equity under US GAAP	Ps. 9,859,348	Ps. 9,041,731	$976,429

c)    Reconciliation of the changes in shareholders’ equity under US GAAP-

	1999	2000	2001	2001
Shareholders’ equity at beginning of year	Ps. 10,572,927	Ps. 11,096,176	Ps. 9,859,348	$1,064,724
Net income (loss) under US GAAP	1,808,297	517,156	(121,850)	(13,159)
Effect of restatement	(2,151,101)	(1,254,214)	(669,248)	(72,272)

DESC, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 1999, 2000 AND 2001

Adjustment for changes to the method for the restatement of land held for development and real estate projects, foreign origin machinery and goodwill	994,014	659,217	380,715	41,114
Increase in capital stock due to merger	—	—	591	64
Dividends paid	—	(427,896)	(407,825)	(44,042)
Repurchase of shares	(127,961)	(731,091)	—	—

Shareholders’ equity at end of year	Ps. 11,096,176	Ps. 9,859,348	Ps. 9,041,731	$976,429

d)    Comprehensive income (loss) under US GAAP-

	1999	2000	2001	2001
Net income (loss) under US GAAP	Ps. 1,808,297	Ps. 17,156	Ps. (121,850)	$(13,159)
Result from holding nonmonetary assets adjusted for US GAAP	(1,157,089)	(594,997)	(288,533)	(31,159)

Comprehensive income (loss) under US GAAP	Ps. 51,208	Ps. (77,841)	Ps. (410,383)	$(44,318)

e)    Condensed consolidated balance sheets under US GAAP-

	2000	2001
Assets
Current assets	Ps. 11,286,033	Ps. 7,860,365
Land held for development and real estate projects	4,704,661	4,987,024
Property and equipment	15,959,109	13,938,465
Goodwill	1,892,217	1,663,768
Other assets	1,920,892	1,832,682

Total assets	Ps. 35,762,912	Ps. 30,282,304

Liabilities and Shareholders’ equity
Current liabilities	Ps. 8,967,458	Ps. 7,572,341
Long-term debt	8,845,792	7,022,435
Deferred income taxes	2,060,562	1,969,429
Deferred employee profit sharing	677,778	666,138
Other long-term liabilities	496,081	278,064
Minority interest	4,229,354	3,732,166
Majority shareholders’ equity	9,859,348	9,041,731

Total liabilities and shareholders’ equity	Ps. 35,762,912	Ps. 30,282,304

f)    Condensed consolidated statements of income (loss) under US GAAP-

	1999	2000	2001
Net sales (1)	Ps. 26,445,646	Ps. 24,478,876	Ps. 20,639,099
Cost of sales (2)	(19,785,310)	(19,273,661)	(15,658,609)

Gross profit	6,660,336	5,204,615	4,980,490
Operating expenses (2)	(3,970,455)	(3,859,135)	(4,083,107)

Operating income	2,689,881	1,345,480	897,383

DESC, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 1999, 2000 AND 2001

Comprehensive financial result	1,060,257	(291,839)	(124,760)
Other expenses, net	(14,514)	(63,615)	(89,931)
(Provisions) Benefit for income and assets taxes	(1,313,508)	306,373	271,414
Equity in income (loss) of associated companies	48,530	(10,756)	(114,086)

Profit on the sale of shares	160,516	—	—
Minority interest	(822,865)	(768,487)	(961,870)

Net consolidated income (loss) for the year	Ps. 1,808,297	Ps. 517,156	Ps. (121,850)

(1)	Includes Ps. 6,821 of payments received for rights to enter into lease agreements (see Note 17).
(2)	Includes items classified as non-operating and extraordinary in the Mexican GAAP financial statements.

19.    Subsequent events:

On March 12, 2002, the Company announced that its subsidiary Fenoquimia, S.A. de C.V., which engages in the production and sale of phenol, dimethylketone and methyl methacrylate, filed a petition with the competent courts for a procedure similar to that contemplated in the U.S. Bankruptcy Act (Chapter 11). The Company does not anticipate any significant financial or strategic impact on its operations as a result of this situation.

In a meeting held on April 25, 2002, the shareholders approved the merger of Desc, S.A. de C.V. (DESC) with División Dine, S.A. de C.V. (DINE), with DESC as the surviving company. Such merger became effective for accounting and tax purposes on May 14, 2002; therefore, as of such date, DINE ceased to exist as a legal entity.

In May and June 2002, DESC entered into two credit agreements with a syndicate of banks. One credit agreement with a syndicate of Mexican banks, for which BBVA-Bancomer, S.A. acts as the administrative agent, is for an amount of Ps.1,300 million (or $130 million) with a maturity of five years and an average life of 3.3 years. The second credit agreement with a syndicate of international banks, for which Citibank, N.A. acts as the administrative agent, is for an amount of $275 million with a maturity of five years and an average life of 3.5 years. Each of the credit facilities contain various affirmative and negative covenants, including restrictions on the payment of dividends by DESC, on the purchase, redemption or acquisition of DESC’s capital stock by Desc and any subsidiary, financial covenants and restrictions on the ability of DESC to enter into agreements that restrict the payment of dividends by DESC’s subsidiaries to DESC. Both credit agreements were funded by the end of the second quarter of 2002.

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
Corfuerte, S.A. de C.V. and Subsidiaries (Formerly Grupo Corfuerte, S.A. de C.V. and Subsidiaries)

We have audited the accompanying consolidated balance sheets of Corfuerte, S.A. de C.V. and Subsidiaries (formerly Grupo Corfuerte, S.A. de C.V. and Subsidiaries) (all incorporated in Mexico and collectively referred to as the “Company”) as of December 31, 2000 and 2001, and the related consolidated statements of operations, shareholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Mexico and in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As mentioned in Note 1 to the accompanying financial statements, at an extraordinary meeting held on December 10, 2001, the shareholders approved the Company’s merger with Grupo Corfuerte, S.A. de C.V. (at that time the controlling company), leaving Corfuerte, S.A. de C.V. as the surviving company. The effective date of the merger for legal and accounting purposes was December 1, 2001. As a result of this merger, the Company changed its name from Grupo Corfuerte, S.A. de C.V. and Subsidiaries to Corfuerte, S.A. de C.V. and Subsidiaries.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Corfuerte, S.A. de C.V. and Subsidiaries (formerly Grupo Corfuerte, S.A. de C.V. and Subsidiaries) at December 31, 2000 and 2001, and the consolidated results of their operations and changes in their financial position for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in Mexico, which differ in some significant respects from accounting principles generally accepted in the United States (see Notes 19 and 20 of the consolidated financial statements).

As mentioned in Note 3 to the accompanying financial statements, effective January 1, 2000, the Company adopted the requirements of the new Mexican accounting Bulletin D-4, Accounting for Income Tax, Asset Tax and Employee Profit Sharing, issued by the Mexican Institute of Public Accountants, the effects are described in Note 3.

Mancera, S.C.
A Member Practice of Ernst & Young Global

/s/    Agustín Aguilar

Agustín Aguilar

January 18, 2002

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of Agrokén, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Agrokén S.A. de C.V. and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, shareholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Agrokén, S.A. de C.V. and subsidiaries at December 31, 2000 and 2001, and the consolidated results of their operations and the changes in their financial position for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in Mexico, which differ in certain respects from those followed in the United States of America (see Notes 16 and 17).

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

Mancera, S.C.
A member practice of Ernst & Young Global

/s/    Agustín Aguilar

Agustín Aguilar

Mexico, D.F.
February 8, 2002

REPORT OF INDEPENDENT AUDITORS

Mexico City, January 19, 2001, except for Note 2(b)

To the Stockholders’ Meeting of
GIRSA, S.A. de C.V.

We have examined the consolidated balance sheets of GIRSA, S.A. de C.V., and Subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for each of the three years ended December 31, 2000, 1999 and 1998. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

As mentioned in Noted 2(1) to the consolidated financial statements, starting on January 1, 2000, the Company adopted the guidelines in the amended Bulletin D-4 “Accounting Treatment of Income Tax, Asset Tax and Employees’ Profit-sharing”.

Accounting practices used by the Companies in preparing the accompanying consolidated financial statements conform with generally accepted accounting principles in Mexico, but do not conform with accounting principles generally accepted in the United States of America. A description of these differences and partial reconciliation as permitted by Form 20-F of the Securities and Exchange Commission of consolidated net income and shareholders’ equity to U.S. generally accepted accounting principles is set forth in notes 20, 21 and 22.

In our opinion, the aforementioned consolidated financial statements present fairly in all material aspects, the consolidated financial position of GIRSA, S.A. de C.V. and Subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations, the changes in their stockholders’ equity and the changes in their financial position for each of the three years ended December 31, 2000, 1999 and 1998, in conformity with accounting principles generally accepted in Mexico.

PricewaterhouseCoopers

By	/s/ Alfonso Infante Lozoya

Alfonso Infante Lozoya Public Accountant

REPORT OF INDEPENDENT ACCOUNTANTS

Tampico, Tamps. January 18, 2002.

To the Shareholders’ Meeting of
Paratec, S.A. de C.V.:

We have audited the accompanying balance sheets of Paratec, S.A. de C.V., as of December 31, 2001 and 2000, and the related statements of income, changes in Shareholders’ equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in conformity with generally accepted accounting principles in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statements presentation . We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paratec, S.A. de C.V., as of December 31, 2001 and 2000, and the results of their operations, changes in their Shareholders’ equity and changes in their financial position for the years then ended, in conformity with generally accepted accounting principles in Mexico.

PricewaterhouseCoopers

/s/    Alfonso Infante Lozoya

C.P.A. Alfonso Infante Lozoya
Audit Partner

REPORT OF INDEPENDENT ACCOUNTANTS

Tampico, Tamps. January 18, 2002.

To the Shareholders’ Meeting of
Industrias Negromex, S.A. de C.V.:

We have audited the accompanying balance sheets of Industrias Negromex, S.A. de C.V., as of December 31, 2001 and 2000, and the related statements of income, changes in Shareholders’ equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in conformity with generally accepted accounting principles in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statements presentation . We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Industrias Negromex, S.A. de C.V., as of December 31, 2001 and 2000, and the results of their operations, changes in their Shareholders’ equity and changes in their financial position for the years then ended, in conformity with generally accepted accounting in Mexico.

PricewaterhouseCoopers

/s/    Alfonso Infante Lozoya

C.P.A. Alfonso Infante Lozoya
Audit Partner

REPORT OF INDEPENDENT ACCOUNTANTS

Mexico City, January 18, 2002.

To the Shareholders’ Meeting of
Quimir, S.A. de C.V.:

We have audited the accompanying balance sheets of Quimir, S.A. de C.V., as of December 31, 2001 and 2000, and the related statements of income, changes in Shareholders’ equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in conformity with generally accepted accounting principles in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statements presentation . We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quimir, S.A. de C.V., as of December 31, 2001 and 2000, and the results of their operations, changes in their Shareholders’ equity and changes in their financial position for the years then ended, in conformity with generally accepted accounting principles in Mexico.

PricewaterhouseCoopers

/s/    Alfonso Infante Lozoya

C.P.A. Alfonso Infante Lozoya
Audit Partner

REPORT OF INDEPENDENT ACCOUNTANTS

Mexico City, January 18, 2002.

To the Shareholders’ Meeting of
Productos de Consumo Resistol, S.A. de C.V.:

We have audited the accompanying balance sheets of Productos de Consumo Resistol, S.A. de C.V., as of December 31, 2001 and 2000, and the related statements of income, changes in Shareholders’ equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in conformity with generally accepted accounting principles in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statements presentation . We believe that our audits provide a reasonable basis for our opinion.

At the General Extraordinary Shareholders’ Meeting held on December 31, 2001, the Shareholders decided to merge the Company with Industrias Resistol, S.A. de C.V. Productos de Consumo Resistol, S.A. de C.V., remaining as the merging Company.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Productos de Consumo Resistol, S.A. de C.V. as of December 31, 2001 and 2000, and the results of their operations, changes in their Shareholders’ equity and changes in their financial position for the years then ended, in conformity with generally accepted accounting principles in Mexico.

PricewaterhouseCoopers

/s/    Alfonso Infante Lozoya

C.P.A. Alfonso Infante Lozoya
Audit Partner

REPORT OF INDEPENDENT ACCOUNTANTS

Mexico City, January 18, 2002.

To the Shareholders’ Meeting of
Resirene, S.A. de C.V.:

We have audited the accompanying balance sheets of Resirene, S.A. de C.V., as of December 31, 2001 and 2000, and the related statements of income, changes in Shareholders’ equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in conformity with generally accepted accounting principles in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statements presentation . We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Resirene, S.A. de C.V., as of December 31, 2001 and 2000, and the results of their operations, changes in their Shareholders’ equity and changes in their financial position for the years then ended, in conformity with generally accepted accounting principles in Mexico.

PricewaterhouseCoopers

/s/    Alfonso Infante Lozoya

C.P.A. Alfonso Infante Lozoya
Audit Partner

REPORT OF INDEPENDENT ACCOUNTANTS

Lerma, Estado de Mexico, January 18, 2002.

To the Shareholders’ Meeting of
Rexcel, S.A. de C.V.:

We have audited the accompanying balance sheets of Rexcel, S.A. de C.V., as of December 31, 2001 and 2000, and the related statements of income, changes in Shareholders’ equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in conformity with generally accepted accounting principles in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statements presentation . We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rexcel, S.A. de C.V., as of December 31, 2001 and 2000, and the results of their operations, changes in their Shareholders’ equity and changes in their financial position for the years then ended, in conformity with generally accepted accounting principles in Mexico.

PricewaterhouseCoopers

/s/    Alfonso Infante Lozoya

C.P.A. Alfonso Infante Lozoya
Audit Partner

REPORT OF INDEPENDENT ACCOUNTANTS

Tampico, Tamps. January 18, 2002.

To the Shareholders’ Meeting of
Dynasol Elastómeros, S.A. de C.V.:

We have audited the accompanying balance sheets of Dynasol Elastómeros, S.A. de C.V., as of December 31, 2001 and 2000, and the related statements of income, changes in Shareholders’ equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in conformity with generally accepted accounting principles in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statements presentation . We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dynasol Elastómeros, S.A. de C.V., as of December 31, 2001 and 2000, and the results of their operations, changes in their Shareholders’ equity and changes in their financial position for the years then ended, in conformity with generally accepted accounting principles in Mexico.

PricewaterhouseCoopers

/s/    Alfonso Infante Lozoya

C.P.A. Alfonso Infante Lozoya
Audit Partner

REPORT OF INDEPENDENT ACCOUNTANTS

Tampico, Tamps. January 18, 2002.

To the Shareholders’ Meeting of
Nhumo, S.A. de C.V.:

We have audited the accompanying balance sheets of Nhumo, S.A. de C.V., as of December 31, 2001 and 2000, and the related statements of income, changes in Shareholders’ equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in conformity with generally accepted accounting principles in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statements presentation . We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nhumo, S.A. de C.V., as of December 31, 2001 and 2000, and the results of their operations, changes in their Shareholders’ equity and changes in their financial position for the years then ended, in conformity with generally accepted accounting principles in Mexico.

PricewaterhouseCoopers

/s/    Valentín Holguera Altamirano

C.P.A. Valentín Holguera Altamirano
Audit Partner

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Authentic Acquisition Corporation

We have audited the accompanying consolidated balance sheets of Authentic Acquisition Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Authentic Acquisition Corporation and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

/s/    ERNST & YOUNG LLP

January 25, 2002