Form 20-F
period 2002-12-31
DESC S A DE C V
filed 2003-06-30
CIK 925259

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 20-F

(Mark One)
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the fiscal year ended December 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from __________ to __________

                         Commission file number 1-13196

                               DESC, S.A. DE C.V.
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

                              United Mexican States
                 -----------------------------------------------
                 (Jurisdiction of incorporation or organization)

     Paseo de los Tamarindos 400-B, Bosques de las Lomas, 05120 Mexico, D.F.
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class                    Name of each exchange on which registered
-----------------------------------    -----------------------------------------
American Depositary Shares, each       New York Stock Exchange, Inc.
representing Twenty Series C
Shares/(1)/
Series C Shares, without expression    New York Stock Exchange, Inc.
of par value/(2)/
/(1)/   Evidenced by American Depositary Receipts (ADRs).
/(2)/ Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None
--------------------------------------------------------------------------------
                                (Title of Class)

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                   of the Act:
             8-3/4% Guaranteed Notes due 2007 of Desc, S.A. de C.V.
--------------------------------------------------------------------------------
                                (Title of Class)

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

                                                           [X] Yes [ ] No

Indicate by check mark which financial statement item the registrant has elected to follow. [ ] Item 17 [X] Item 18

PART I................................................................................................  5

Item 1.  Identity of Directors, Senior Management and Advisers........................................  5

         A. Directors and Senior Management...........................................................  5

         B. Advisers..................................................................................  5

         C. Auditors..................................................................................  5

Item 2.  Offer Statistics and Expected Timetable......................................................  5

Item 3.  Key Information..............................................................................  5

         A. Selected Financial Data...................................................................  5

         B. Capitalization and Indebtedness...........................................................  9

         C. Reasons for the Offer and Use of Proceeds.................................................  9

         D. Risk Factors..............................................................................  9

Item 4.  Information on our Company................................................................... 19

         A. History and Development of Our Company.................................................... 19

         B. Business Overview......................................................................... 19

         C. Organizational Structure.................................................................. 42

         D. Property, Plants and Equipment............................................................ 43

Item 5.  Operating and Financial Review and Prospects................................................. 43

         A. Operating Results......................................................................... 46

         B. Liquidity and Capital Resources........................................................... 63

         C. Research and Development, Patents and Licenses............................................ 70

         D. Trend Information......................................................................... 72

         E. Off Balance Sheet Arrangements............................................................ 73

         F. Tabular Disclosure of Contractual Obligations............................................. 73

Item 6.  Directors, Senior Management and Employees................................................... 73

         A. Directors and Senior Management........................................................... 73

         B. Compensation of Directors and Senior Management........................................... 76

         C. Board Practices........................................................................... 77

         D. Employees................................................................................. 78

E. Share Ownership by Our Executive Officers and Directors............................................ 79

Item 7.  Major Stockholders and Related Party Transactions............................................ 79

         A. Major Stockholders........................................................................ 79

         B. Related Party Transactions................................................................ 80

         C. Interests of Experts and Counsel.......................................................... 81

Item 8.  Financial Information........................................................................ 81

         A. Consolidated Financial Statements and other Financial Information........................  81

         B. Significant Changes......................................................................  82

Item 9.  The Offer and Listing.......................................................................  82

Item 10.  Additional Information.....................................................................  85

         A. Share Capital............................................................................  85

         B. Bylaws...................................................................................  85

         C. Material Contracts.......................................................................  93

         D. Exchange Controls........................................................................  93

         E. Taxation.................................................................................  94

         F. Dividends................................................................................ 105

         G. Statements by Experts.................................................................... 106

         H. Documents on Display..................................................................... 106

Item 11.  Quantitative and Qualitative Disclosures About Market Risk................................. 106

Item 12.  Description of Securities Other than Equity Securities..................................... 108

PART II.............................................................................................. 109

Item 13.  Defaults, Dividend Arrearages and Delinquencies............................................ 109

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds............... 109

Item 15.  Controls and Procedures.................................................................... 109

Item 16.  [RESERVED]................................................................................. 109

PART III............................................................................................. 110

Item 17.  Financial Statements....................................................................... 110

Item 18.  Financial Statements....................................................................... 110

Item 19.  Exhibits................................................................................... 110

                           PRESENTATION OF INFORMATION

In this annual report:

        . "Autoparts Sector" or "Automotive Sector" means the numerous companies of Desc that operate our autoparts business as more fully described in "Item 4. Information on our Company-Autoparts";

        . "Chemical Sector" means the numerous companies of Desc that operate our chemical business as more fully described in "Item
                4. Information on our Company-Chemicals";

        . "Depositary" means Citibank, N.A., as depositary, under that certain Amended and Restated Deposit Agreement, dated as of June 29, 1994, effective as of July 20, 1994, amended as of July 15, 1996, among Desc, Citibank, N.A. and all holders and beneficial owners from time to time of American Depositary Receipts ("ADRs"), evidencing American Depositary Shares ("ADSs"), issued thereunder. Each ADS currently represents twenty Series C shares of Desc;

        . "Desc Automotriz" means Desc Automotriz, S.A. de C.V. (formerly Unik, S.A. de C.V.), a wholly owned subsidiary of Desc engaged in the autoparts business;

        . "Dollars" and "$" refer to the currency of the United States of America;

        . "Financial Statements" means Desc's audited consolidated financial statements for the years ended December 31, 2002, 2001 and 2000;

        . "GAAP" means generally accepted accounting principles in the indicated country;

        .       "Mexico" means the United Mexican States;

        .       "Mexican government" means the Mexican federal government;

        . "NCPI" means the Mexican National Consumers Price Index, a measure of inflation in Mexico;

        . "Noon Buying Rate" means the noon buying rate in New York City for cable transfers in Pesos as certified for customs purposes by the U.S. Federal Reserve Bank, expressed in Pesos per $1.00;

        . "Notes" means the notes issued pursuant to that certain Indenture, dated as of October 17, 1997, among Desc (as successor to Dine, S.A. de C.V.), as issuer, Desc, as guarantor, and Bankers Trust Company, as trustee, authorizing the creation of an issue of $150,000,000 aggregate principal amount of 8 3/4% Guaranteed Notes due 2007;

        . "Pesos" and "Ps." refer to the currency of Mexico. Except as otherwise indicated, all Peso amounts reflect thousands of Pesos;

        . "Real Estate Sector" means the numerous companies of Desc that operate our real estate business as more fully described in "Item 4. Information on our Company-Real Estate";

        . "Food Sector" means the numerous companies of Desc that operate our branded-food and pork businesses as more fully described in "Item 4. Information on our Company-Food";

        .       "SEC" means the U.S. Securities and Exchange Commission; and

        . "we," "our," "us" and similar terms, as well as "Desc," mean Desc, S.A. de C.V. and its consolidated subsidiaries, unless the context indicates otherwise.

        Our fiscal year ends on December 31 of each year, and references to "fiscal year" reflect a 52-week period.

        Our Financial Statements are expressed in Pesos and prepared in accordance with Mexican GAAP, which differ from U.S. GAAP in significant respects, in particular by requiring Mexican companies to recognize effects of inflation. Please see notes 22 and 23 to our Financial Statements for a discussion of the principal differences between Mexican GAAP and U.S. GAAP as they relate to Desc.

        The Mexican Institute of Public Accountants has issued Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information", as amended, and Bulletin B-12, "Statement of Changes in Financial Position". These bulletins outline the inflation accounting methodology mandatory for all Mexican companies reporting under Mexican GAAP. Mexican GAAP provides for the recognition of effects of inflation by restating nonmonetary assets and liabilities using the NCPI, restating the components of stockholders' equity using the NCPI and recording gains or losses in purchasing power due to the holding of monetary liabilities or assets. Mexican GAAP also requires that all financial information be presented in constant Pesos, having the same purchasing power for each period indicated taking into account inflation, as of the date of the most recent balance sheet presented. The effect of these inflation accounting principles has not been reversed in the reconciliation to U.S. GAAP.

        In this annual report, all financial data presented in Pesos for all periods in the Financial Statements, unless otherwise indicated, have been restated in constant Pesos as of December 31, 2002. Dollar amounts, unless otherwise indicated, are stated on a nominal, that is, noninflation adjusted, basis, except for convenience translations of Peso amounts.

        Solely for your convenience, this annual report contains translations of Peso amounts into Dollars. We have used an exchange rate of Ps.10.3613 per Dollar for these translations, which is the exchange rate quoted by Banco de Mexico on December 31, 2002. The Noon Buying Rate was Ps.10.43 per $1.00 on December 31, 2002. Translations contained in this annual report do not constitute representations that the stated Peso amounts actually represent Dollar amounts or vice versa, or that amounts could be or could have been converted into Dollars or Pesos, as the case may be, at any particular rate.

             CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

        This annual report includes "forward-looking statements," as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward-looking terminology such as "estimate," "project," "believe," "anticipate," "intend," "expect," "plan," "may," "will," "would," "could," or "should" or the negative of these words or other variations of these words or other similar expressions. These forward-looking statements reflect the current views of our management with respect to our future financial performance and future events. All forward-looking statements contained in this annual report, including those presented with numerical specificity, however, are uncertain. They are based on assumptions and are subject to many risks and uncertainties that could cause actual results to differ materially from our expectations described in these forward-looking statements. These factors include, among other things, the following:

        . Changes in general political, economic and business conditions, especially an economic downturn or slow economic growth in Mexico or North America;

        . Mexican political instability, including the reversal of market-oriented reforms and economic recovery measures or the failure of those reforms and measures to achieve their goals;

        . Fluctuations in the demand of our products or for products in which our products are incorporated;

        . Competitive product and pricing pressures in both the domestic and international markets;

        . Foreign currency rate fluctuations and fluctuations in other market rate sensitive instruments to which we are a party;

        . Shortages or interruptions in the supply of fuel or production materials, or labor strikes;

        .       Changes in business strategy; and

        . Other risks and uncertainties, some of which are described under the heading "Risk Factors" in "Item 3. Key Information."

        Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. Risks and uncertainties also include the impact of any future events with material unforeseen impacts. Accordingly, we caution readers not to place undue reliance on these forward-looking statements. We do not undertake any obligation or intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by U.S. federal securities laws. Any forward-looking statement speaks only as of the date on which it is made.

                    STATEMENTS REGARDING COMPETITIVE POSITION

        Statements made in "Item 4. Information on our Company" and "Item 5. Operating and Financial Review and Prospects" referring to our competitive position are based on our belief and, in some cases, on a range of sources, including market studies by consultants retained by Desc, independent market information provided by Mexican institutions and our internal assessment of market share based on the financial results and performance of market participants and analysis of various market indicators.

                 NO INTERNET SITE IS PART OF THIS ANNUAL REPORT

        Desc maintains an Internet site at www.desc.com.mx. Information contained in or otherwise accessible through this website is not part of this annual report. All references in this annual report to this Internet site are inactive textual references to this URL ("uniform resource locator") and are for your informational purposes only.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

A.      DIRECTORS AND SENIOR MANAGEMENT

        Not applicable.

B.      ADVISERS

        Not applicable.

C.      AUDITORS

        Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

        Not applicable.

ITEM 3. KEY INFORMATION.

A.      Selected Financial Data

        The table below presents selected consolidated financial data of Desc for the fiscal years ended December 31, 1998, 1999, 2000, 2001 and 2002. You should read this information in conjunction with "Item 5. Operating and Financial Review and Prospects" and the Financial Statements included elsewhere in this annual report.

        The Financial Statements have been prepared in accordance with Mexican GAAP, which differ in significant respects from U.S. GAAP, in particular by requiring Mexican companies to recognize effects of inflation. Please refer to
Note 4 of our Financial Statements for a summary of significant accounting policies we employ and Notes 22 and 23 for a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to Desc, and a reconciliation to U.S. GAAP of Desc's net income (loss) and stockholders' equity. The effect of inflation accounting principles has not been reversed in the reconciliation to U.S. GAAP. Net income (loss) information included in the following tables consists of "majority net income (loss)," as referred to in the Financial Statements, and therefore is net of minority interests attributable to third party equity interests in some of our subsidiaries, unless the context otherwise requires.

        Mexico experienced high inflation in some of the periods covered by the Financial Statements. The annual rates of inflation in Mexico, as measured by changes in the NCPI, were 18.6% in 1998, 12.3% in 1999, 9.0% in 2000, 4.4% in
2001 and 5.7% in 2002. In accordance with Mexican GAAP rules on inflation accounting, the Financial Statements recognize effects of inflation and restate data for prior periods in constant Pesos of December 31, 2002. Accordingly, financial data for all periods in the selected consolidated financial information derived from the Financial Statements and presented below have been restated in constant Pesos of December 31, 2002.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                           Year ended December 31,
                                                                                                                     CONVENIENCE
                                                                                                                  TRANSLATION/(3)/
                                             1998           1999            2000           2001            2002          2002
                                      --------------------------------------------------------------------------------------------
                                            (In thousands, except for net income (loss) per share/ADS) and weighted average shares outstanding
INCOME STATEMENT DATA:
 MEXICAN GAAP:
 Net sales........................... Ps. 27,950,442  Ps. 27,032,507  Ps. 25,208,446  Ps. 21,249,276  Ps. 19,582,937   $ 1,890,008
 Operating income....................      4,101,826       3,649,647       2,491,000       1,887,329       1,040,012       100,375
 Income (loss) from continuing
  operations.........................      1,822,509       2,863,456         466,428         771,925        (562,633)      (54,301)
 Discontinued operations/(5)/........          1,788          38,944           6,896        (244,169)       (605,817)      (58,470)
 Extraordinary items.................              -               -          73,573        (298,162)              -             -
 Change in accounting policy.........              -               -         137,717               -               -             -
 Net consolidated income (loss)
  for the year.......................      1,824,296       2,902,400         684,614         229,594      (1,168,450)     (112,771)
 Minority interest...................       (575,298)       (766,960)       (381,255)       (185,883)        125,317        12,095
 Majority net income (loss)..........      1,248,999       2,135,440         303,359          43,711      (1,043,133)     (100,676)

 Income (loss) from continuing
  operations per share...............           1.21            1.92            0.32            0.56           (0.41)        (0.04)
 Majority net income (loss) per
  share/(1)/.........................           0.83            1.43            0.21            0.03           (0.76)        (0.07)
 Majority net income (loss) per
  ADS/(2)/...........................          16.60           28.60            4.20            0.60          (15.20)        (1.47)
 Dividends declared per share........           0.70            0.00            0.32            0.31            0.30          0.03
 Dividends declared per ADS/(4)/.....          14.00            0.00            6.40            6.20            6.00          0.60

 U.S. GAAP AMOUNTS:
 Net sales........................... Ps. 27,947,984  Ps. 27,032,929  Ps. 25,216,291  Ps. 21,249,276  Ps. 19,582,937   $ 1,890,008

 Operating income....................      3,846,347       2,932,994       1,583,903       1,072,198         687,465        66,349
 Income (loss) from continuing
  operations.........................      1,807,952       2,742,194       1,352,030       1,156,028        (534,938)      (51,628)
 Income (loss) from continuing
  operations per share ..............           1.20            1.84            0.95            0.84           (0.39)        (0.04)
 Net income (loss)...................      1,551,573       1,911,370         546,634        (128,795)     (2,094,894)     (202,184)
 Net income (loss) per share/(1)/....           1.03            1.28            0.39           (0.09)          (1.53)        (0.15)
 Net income (loss) per ADS/(2)/......          20.60           25.60            7.80           (1.80)         (30.60)        (2.95)
 Dividends declared per share........ $         0.07  $         0.00  $         0.03  $         0.03  $         0.03   $      0.03
 Dividends declared per ADS/(4)/..... $         1.40  $         0.00  $         0.60  $         0.60  $         0.60   $      0.60

 BALANCE SHEET DATA (AT PERIOD END):
   MEXICAN GAAP:
 Land held for development and real
  estate projects in progress........      4,612,910       4,155,718       4,124,833       4,134,721       4,126,698       398,280
 Property, plant and equipment,
  net/(6)/...........................     18,437,261      17,146,188      15,612,867      13,072,691      13,161,896     1,270,294
 Total assets........................     37,188,770      35,656,605      35,437,201      29,061,802      29,306,247     2,828,433
  Capital stock......................     11,159,010      11,158,793      11,223,827      11,223,862      11,223,862     1,083,248
 Total stockholders' equity..........     18,842,787      19,324,504      18,282,407      12,681,852      11,373,938     1,097,732

 U.S. GAAP AMOUNTS:
 Property, plant and equipment,
  net/(6)/........................... Ps. 19,200,823  Ps. 18,299,155  Ps. 16,868,778  Ps. 14,982,166  Ps. 14,259,413   $ 1,376,219
 Total assets........................     39,025,373      37,672,103      37,801,398      32,465,860      30,132,349     2,908,163
 Stockholders' equity................     11,175,587      11,728,655      10,421,331       9,583,107       6,697,603       646,406

 OTHER DATA:
 Dividends declared..................      1,051,906               0         452,286         431,071         412,557        39,817
 Dividends declared to minority
  interest...........................        324,431               0          49,287         386,703         116,450        11,239
 Weighted average shares outstanding.      1,506,981       1,489,733       1,418,126       1,369,006       1,369,079     1,369,079

 NET SALES UNDER MEXICAN GAAP:
 Autoparts Sector.................... Ps. 11,726,237  Ps. 11,684,163  Ps. 11,758,601  Ps.  9,769,381  Ps.  8,398,394   $   810,554
 Chemicals Sector....................      8,672,465       7,756,496       8,385,813       7,054,071       6,936,483       669,461
 Food Sector.........................      6,536,366       6,591,961       3,946,081       3,552,322       3,445,214       332,508
 Real Estate Sector..................        988,080         967,205       1,098,764         853,234         768,763        74,196
 Desc................................         27,294          32,682          19,187          20,268          34,083         3,289
                                      --------------  --------------  --------------  --------------  --------------   -----------
      Total.......................... Ps. 27,950,442  Ps. 27,032,507  Ps. 25,208,446  Ps. 21,249,276  Ps. 19,582,937   $ 1,890,008

                                                                           Year ended December 31,
                                                                                                                      CONVENIENCE
                                                                                                                    TRANSLATION/(3)/
                                               1998           1999            2000          2001            2002          2002
                                          ----------------------------------------------------------------------------------------
                                              (In thousands, except for net income (loss) per share/ADS) and weighted average shares outstanding
 Operating income under Mexican GAAP:

 Autoparts Sector........................ Ps. 1,811,007  Ps. 1,883,088  Ps.  1,729,590  Ps. 1,100,674  Ps.   619,490    $   59,789
 Chemicals Sector........................     1,389,795      1,029,246         604,481        528,798        328,378        31,693
 Food Sector.............................       588,664        447,106          43,722        168,248         98,471         9,504
 Real Estate Sector......................       353,493        340,811         171,022        153,350         86,533         8,352
 Desc....................................       (41,133)       (50,603)        (57,815)       (63,741)       (92,860)       (8,963)
      Total.............................. Ps. 4,101,826  Ps. 3,649,647  Ps.  2,491,000  Ps. 1,887,329  Ps. 1,040,012    $  100,375


(1) Majority net income (loss) per share was calculated by dividing majority net income (loss) by the weighted average number of shares outstanding during the period retroactively reflecting the 5:1 stock split effected on September 8, 1998.

(2) Calculated as if the applicable number of outstanding shares were all represented by ADSs at a ratio of 20 weighted average shares outstanding per ADS.

(3) Dollar amounts shown in the Financial Statements have been included solely for the convenience of the reader and are translated from Mexican pesos, as a matter of arithmetic computation only, at the exchange rate quoted by Banco de Mexico for December 31, 2002 of 10.3613 Pesos per
        Dollar. Such translation should not be interpreted as a representation that the Mexican peso amounts have been, could have been, or could in the future be, translated into Dollars at this or any other exchange rate.

                                        7

(4) Dividends per ADS was calculated by dividing the total dividends by the weighted average number of shares outstanding during the period retroactively reflecting the 5:1 stock split effected on September 8, 1998, and multiplying that amount by 20. See also discussion in "Item 5. Operating and Financial Review and Prospects" and "Item 10. Additional Information - Dividends".

(5) During the second half of 2002, we discontinued the following non-strategic businesses of Desc: spark plugs and electrical parts (Autoparts Sector), natural pigments business (Chemical Sector) and our hog raising operations in the Bajio region (Food Sector).

(6)     Includes investment properties, net.

EXCHANGE RATES

         The table below lists, for the periods indicated, the period-end, average, high and low Noon Buying Rate for the purchase and sale of Dollars, presented in each case as the average between the purchase and sale rates, expressed in Pesos per Dollar. The rates have not been restated in constant currency units.

                                                             NOON BUYING RATE
                                                             -----------------
YEAR ENDED DECEMBER 31,                       HIGH           LOW       AVERAGE/(1)/      PERIOD END
-----------------------                       ----           ---       ------------      ----------
1998                                         10.630         8.040          9.152           9.901
1999                                         10.600         9.242          9.553           9.480
2000                                         10.087         9.183          9.459           9.618
2001                                          9.972         8.946          9.334           9.156
2002                                         10.425         9.000          9.663          10.425

MOST RECENT 6 MONTHS:
---------------------
December 2002                                10.425        10.103         10.225          10.425
January 2003                                 10.978        10.321         10.622          10.902
February 2003                                11.064        10.774         10.945          11.029
March 2003                                   11.235        10.661         10.905          10.782
April 2003                                   10.770        10.308         10.589          10.308
May 2003                                     10.424        10.113         10.253          10.340

-------------
(1)     Average of month-end rates.

        On June 27, 2003, the Noon Buying Rate was Ps.10.43 to $1.00.

        During 1997 and 1998, the foreign exchange markets were affected significantly by the financial crises in Asia and Russia and financial turmoil in various other countries, including Brazil and Venezuela. Fluctuations in the exchange rate between the Peso and the Dollar will affect the market price of the ADSs on the NYSE. To the extent Desc pays cash dividends and other cash distributions (including the net proceeds from any sale of securities, property or rights distributed to the owners of Series C shares) denominated in Pesos, the Depositary must convert or cause to be converted, as soon as possible, such amounts into Dollars, to the extent that the

Depositary in its judgment can do so on a reasonable basis and in accordance with applicable law. As a result, any exchange rate fluctuations will affect the Dollar amounts received by the holders of the ADSs upon conversion of any such Peso-denominated dividend payment or distribution.

        Historically, the Mexican economy has suffered a balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert Pesos to Dollars and the terms of NAFTA, to which Mexico is a signatory, generally prohibit exchange controls, no assurance can be given that the Mexican government will not institute a restrictive exchange control policy in the future. Furthermore, there can be no assurance that the Peso will not experience a significant depreciation or appreciation in the future.

        Please refer to "Item 5. Operating and Financial Review and Prospects" if you would like to read about the effect exchange rate fluctuations has on our business and our operations. In that section, you can also find a discussion of the hedging techniques we use to manage our exposure to exchange rate fluctuations.

B.      CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

C.      REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable.

D.      RISK FACTORS

        We are subject to various risks resulting from changing economic, political, social, industry, business and financial conditions, particularly in Mexico and North America. The principal risks are described below. If we do not successfully address any of the risks described below, we could experience a material adverse effect on our business, operating results and financial condition and the price of Desc's shares, ADSs and the Notes may decline. We cannot assure you that we will successfully address all of these risks.

RISK FACTORS RELATING TO OUR OPERATIONS

We have not complied with the Leverage EBITDA covenant under certain of our credit agreements

        We are not in compliance with the Leverage EBITDA (net debt to earnings before taxes, depreciation and amortization) covenant under our Ps.1,300 million (or $130 million) credit agreement with a syndicate of Mexican banks, for which BBVA-Bancomer, S.A. acts as the administrative agent, and our $275 million credit agreement with a syndicate of international banks, for which Citibank, N.A. acts as the administrative agent. Desc's noncompliance with the Leverage EBITDA covenant constitutes an event of default under these credit agreements.

        If we are unable to obtain modifications or a waiver with respect thereto, the lenders under those credit agreements would be entitled to declare the outstanding borrowings thereunder immediately due and payable and exercise all or any of their other rights and remedies, which would trigger cross-acceleration provisions in our other credit facilities (including, without limitation, the Indenture governing the Notes). Any such acceleration or other exercise of rights and remedies by lenders under these credit agreements (including the holders of the Notes) would likely have a material adverse effect on Desc and we would not have sufficient cash resources to repay such indebtedness.

        These defaults have also triggered cross-default provisions under certain of our other credit agreements, which permits the lenders thereunder to declare the outstanding borrowings under such credit facilities to be immediately due and payable and exercise all or any of their other rights and remedies.

        To date, our lenders have not exercised any of their remedies thereunder. However, there can be no assurance that the applicable lenders will not pursue action in the future as a result of these defaults or any other default under these credit facilities. We are otherwise in compliance with the covenants under our credits agreements, including making timely payments of principal and interest.

        We are pursuing a waiver of these defaults and have also started the process for the refinancing of these and other credit facilities. While we can make no assurances that we will successfully refinance our debt, amend or modify our credit facilities and or obtain a waiver of the defaults, we presently believe that we will be successful in reaching an agreement with our lenders regarding the refinancing of a significant portion of our credit facilities and in obtaining a waiver with respect to the failure to meet the Leverage EBITDA covenant. In addition, we may incur additional costs in the form of fees, interest expense or additional restrictions in connection with any such waiver, refinancing and/or amendment of our credit facilities.

If we are unable to comply with the restrictions and covenants in our credit agreements, there would be a default under the terms of such credit agreements, which could result in an acceleration of payment of funds that we have borrowed

        Certain of our credit agreements require us to maintain specified financial ratios and satisfy financial tests. Our ability to meet these financial ratios and tests may be affected by events beyond our control. As a result, we can make no assurances that we will be able to meet such tests. In the event that we are unable to satisfy or comply with any of the financial tests or other covenants of these credit agreements and we are unable to obtain modifications or a waiver with respect thereto, the lenders under those and other credit agreements would be entitled to declare the outstanding borrowings thereunder immediately due and payable and exercise all or any of their other rights and remedies. We can make no assurances regarding our ability to obtain any such modification or waiver or the additional costs in the form of fees or interest expense for any such modification or waiver. In addition, any acceleration of amounts due under these credit agreements would, due to cross-acceleration provisions in the indenture governing our Notes and other of our credit facilities, entitle holders of the indebtedness thereunder to declare the outstanding principal thereof and any accrued and unpaid interest thereon immediately due and payable. Any such acceleration or other exercise of rights and remedies by lenders under these credit facilities would likely have a material adverse effect on Desc and we would not have sufficient cash resources to repay such indebtedness.

Failure to receive dividends from our subsidiaries may affect our cash flows

        We are structured as a holding company that operates through approximately 100 direct and indirect subsidiaries. Accordingly, we rely on dividends from our subsidiaries to generate the funds necessary to meet debt service, operating, financing and investing obligations of Desc. The ability of our subsidiaries to pay dividends is subject to Mexican legal requirements, which provide that a corporation may declare and pay dividends only out of the profits reflected in the year-end financial statements that are approved by its stockholders, and if such payment is approved by its stockholders, and then only after the creation of a required legal reserve and the set-off or satisfaction of losses, if any, incurred in previous fiscal years. Dividends and other payments by some of our direct and indirect subsidiaries are shared with substantial minority stockholders of some of those subsidiaries. Therefore, Desc's cash flows could be affected if it does not receive dividends from its subsidiaries.

Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility

        The terms of certain of our outstanding debt instruments contain a number of restrictive covenants that impose significant operating and financial covenants on us including, among other things, restrictions on our ability to:
(i) incur additional debt; (ii) pay dividends and make restricted payments (for example, our BBVA and Citibank credit agreements restrict the declaration and payment of dividends during 2003, other than the payment of dividends declared in 2002); (iii) create liens; (iv) use the proceeds from sales of assets and subsidiary stock; (v) incur capital expenditures; (vi) enter into sale and leaseback transactions; (vii) enter into transactions with affiliates; and
(viii) enter into certain mergers, consolidations and transfers of all or substantially all of our assets. Our failure to comply with the covenants contained in our outstanding debt instruments could result in an event of default which could materially and adversely affect our operating results and our financial condition.

Inability to renew technological assistance and licensing agreements may affect our competitive position and revenues

        Some of our subsidiaries conduct all or a portion of their businesses through joint ventures or technological alliances with Mexican and non-Mexican partners. Certain of these partners and other Mexican and non-Mexican companies also license technology and other intellectual property (e.g., trade names) to these subsidiaries for use in the manufacture and sale of various products, including most autoparts and carbon black. We believe that these ventures, alliances and license arrangements provide us access to advanced and competitive technology that we otherwise would not be able to develop and furnish us with important competitive advantages. However, we cannot assure that in the future certain of these partners will not prefer to conduct business directly in Mexico and terminate their relationships with us mainly in view of corporate globalization of, opportunities created by the North American Free Trade Agreement or for other reasons. We cannot assure you that we will be successful in renewing any of our technology, license, joint venture or other agreements or arrangements upon their expiration, in renewing these agreements or arrangements on terms as favorable as the present ones, in forming similar alliances with other partners or in developing equivalent technologies independently.

Compliance with governmental laws and regulations could result in added expenditures or liabilities

        Our businesses are subject to extensive Mexican and U.S. federal, state, local and foreign laws, regulations, rules and ordinances concerning, among other things, emissions to the air, discharges and releases to land and water, the generation, handling, storage, transportation, treatment and disposal of wastes and other materials and the remediation of environmental pollution caused by releases of wastes and other materials (collectively, "Environmental Laws"). The operation of any manufacturing plant and the distribution of chemical products entail risks under Environmental Laws, many of which provide for substantial fines and criminal sanctions for violations. There can be no assurance that significant costs or liabilities will not be incurred with respect to our operations and activities.

        We are also subject to extensive governmental regulation from both domestic and U.S. governmental entities concerning our competitive and marketplace conduct, as well as the health, safety and working conditions of our employees.

        The Food Sector is subject to extensive governmental regulation from both domestic and U.S. governmental entities concerning, among other things, product composition, packaging, labeling, advertisement and the safety of our products.

        From time to time, additional legislative initiatives may be introduced that may affect our operations and the conduct of our businesses, and we cannot provide assurance that the cost of complying with these initiatives or that the effects of these initiatives will not have a material adverse effect on our profitability or financial condition in the future. In addition, we have no basis for predicting what effect, if any, stricter enforcement of existing laws and regulations would have on our results of operations, cash flows or financial condition.

RISKS RELATING TO OUR AUTOPARTS SECTOR

The automotive industry is highly cyclical and could adversely affect our revenues and results of operations

        Our Autoparts Sector is directly affected by domestic and foreign automotive production and sales. Automotive production and sales are highly cyclical and impacted by the strength of the economy generally, by prevailing interest rates and by other factors. The largest U.S. and foreign automobile manufacturers were affected by the slowdown of the U.S. economy and, therefore, have reduced or delayed their output, which has adversely affected Desc Automotriz, as well as the automotive parts industry in Mexico. We cannot predict when the slowdown of the U.S. economy will end or make any assurances that it will not become more severe.

We are dependent on a small group of principal customers and the sales of certain products and the loss of these customers could affect our revenues and results of operations

        Our largest customers in our Autoparts Sector are Ford, General Motors, Renault-Nissan and Volkswagen. In 2002, these customers represented 41.3% of our total sales, of which General Motors accounted for 17.9%, Ford accounted for 12.5%, Renault-Nissan accounted for 6% and Volkswagen accounted for 4.9%, and aggregate sales to Original Equipment Manufacturers ("OEMs") represented 75.2% of our total autoparts sales, of which 8% includes sales of component parts to manufacturers who in turn sell their final products to OEMs. If we lost any significant portion of our sales to any of these customers, it would adversely affect our business and operating results.

        In 2002, a significant percentage of our sales was derived from the following products: transmissions with 30.8%, rear and front traction axles with 14.5%, pick-up truck bodies and other stamped metal products 10.2%, constant velocity joints 12.7%, tappets, pistons and piston pins 6.9%, propeller shafts 6.9% and steel and aluminum wheels 5.4%. A significant decrease in the sales of any of these products could also adversely affect our business and operating results.

The OEM supplier industry is highly competitive, which could affect our net sales and operating expenses

        The automotive industry is characterized by a small number of OEMs that are able to exert considerable pressure on automotive parts suppliers to reduce prices, improve quality and provide additional design and engineering capabilities. In addition, the OEM supplier industry is highly competitive, with price, quality and technological innovation as the primary elements of competition. We cannot assure you that our business will not be adversely affected by increased competition in the markets in which we operate.

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

        The principal raw materials used in our chemicals business (styrene monomer, butadiene and natural gas) are subject to substantial price fluctuations, which may adversely affect the financial results of our Chemical Sector.

        Our sales volumes of synthetic rubber and carbon black have decreased because of the shutdown of three tire manufacturing facilities, one of which occurred in 2000 and the other two in 2001 (one of which subsequently reopened in 2002). We are unable to predict and, therefore, cannot plan for events such as these. In addition, the slowdown of the U.S. economy has increased competition from U.S. and other chemical manufacturers, which has put added pressure on the pricing of our products.

We are dependent on a small group of principal customers in our phosphates business and the loss of these customers could affect our revenues and results of operations

        Our largest customers in our phosphates business are Procter & Gamble and Fabrica de Jabon La Corona. In 2002, these customers accounted for most of our total phosphates sales. In 2002, our phosphates business contributed 15.1% of the aggregate net sales of the Chemical

Sector. If we lost any significant portion of our sales to any of these customers, it would adversely affect our phosphates business and the operating results of our Chemical Sector.

We rely on one supplier to provide all our phosphoric acid requirements

        The principal raw material needed for the production of phosphate is phosphoric acid. Currently, all of our phosphoric acid is supplied on competitive terms by Rhodia de Mexico. If Rhodia de Mexico were unable to supply this raw material, we believe we could secure alternative suppliers, but it may result in increased raw material costs.

RISKS RELATING TO OUR FOOD SECTOR

Competition in the food industry may affect our operations

        The food industry is highly competitive. We compete with companies that have greater capital resources, research and development staffs, facilities, diversity of product lines and brand recognition than ours. Increased competition as to any of our products could result in reduced prices which would reduce our sales and margins. In addition, our competitors may also prove to be more successful in marketing and selling their products than we are with ours.

        With the growing trend towards consolidation in Mexico of food distributors and retailers, we are increasingly dependent upon food retailers (such as Wal-Mart) whose bargaining strength is growing. As a result, we may be negatively affected by changes in the policies of such customers, such as limitations on access to shelf space, payment terms and other conditions.

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

The prices of our pork products may decline as a result of lower-priced U.S. pork imports

        In May 2002, the U.S. Farm Security and Rural Investment Act of 2002 (the "Farm Bill") was enacted into law, which, among other things, grants subsidies to U.S. pork producers. As a result of these subsidies, and their over production, U.S. pork producers have been exporting pork to Mexico at prices below the Mexican market. Mexican pork producers are considering adopting several protective measures in response to these exports. These lower-priced U.S. pork imports may result in the depression of Mexican pork prices and, thereby, reduce our net sales and adversely affect our results of operations.

RISKS RELATING TO OUR REAL ESTATE SECTOR

The value of our real estate investments is subject to factors and conditions outside of our control

        Our revenue from real estate operations is affected by many factors outside of our control, including the failure to obtain or any delay in obtaining governmental permits related to the supply of water, ecology, land use and construction, the overall economic conditions in

Mexico and the conditions of the Mexican real estate sector. Our real estate business would be adversely affected if these external factors reduced demand for our properties or resulted in increased costs which we were not able to reflect in the price of our projects.

RISKS RELATING TO OUR CONTROLLING STOCKHOLDER AND CAPITAL STRUCTURE

Certain members of the Senderos family effectively control our management and their interests may differ from those of other security holders

        As of April 28, 2003, the date of our last general stockholder's meeting, Fernando Senderos Mestre, our chairman and chief executive officer, and his immediate family approximately own (beneficially or of record) 63.34% of our Series A shares 49.11% of our Series B shares and 32.74% of our Series C shares. As a result of the shares owned by the Senderos family together with additional shares as to which Fernando Senderos Mestre exercises voting control (see Item
6. "-Compensation of Directors and Officers" for information about these additional shares, the Senderos family has the power to elect a majority of our board of directors, to control the general management of Desc and to determine the outcome of substantially all matters requiring stockholder approval, including the payment of dividends, except in those limited instances requiring the vote of the holders of the Series C shares).

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

        Mexican companies must prepare their financial statements in accordance with Mexican GAAP. Mexican GAAP differs in significant respects from U.S. GAAP, including, but not limited to, the treatment of capitalized interest, deferred income taxes, minority interest, amortization of negative goodwill and inventory valuations. In particular, all Mexican companies must incorporate the effects of inflation directly in their accounting records and in published financial statements. The effects of inflation accounting under Mexican GAAP are not eliminated in a reconciliation to U.S. GAAP. For this and other reasons, the presentation of Mexican financial statements and reported earnings may differ from that of U.S. companies. See Notes 22 and 23 to the Financial Statements.

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

You may not be entitled to participate in any future preemptive rights offering, which may result in a dilution of your equity interest in Desc

        Under Mexican law, if we issue new shares for cash as a part of a capital increase, we generally must grant our stockholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in Desc. Rights to purchase shares in these circumstances are commonly referred to as preemptive rights. We may not legally be permitted to allow holders of ADSs in the United States to exercise preemptive rights in any future capital increase unless (1) we file a registration statement with the SEC with respect to that future issuance of shares or (2) the offering qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, as well as the benefits of preemptive rights to holders of ADSs in the United States and any other factors that we consider important in determining whether to file a registration statement.

        We cannot make any assurances that we will file a registration statement with the SEC to allow holders of ADSs in the United States to participate in a preemptive rights offering or that an exemption from the registration requirements of the U.S. Securities Act of 1933 will be available. As a result, the equity interests of holders of ADSs would be diluted to the extent that ADS holders cannot participate in a preemptive rights offering. See "Item 10. Additional Information--Bylaws--Share Capital" for additional information concerning the ability of holders of Series C shares to participate in preemptive rights offerings.

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

RISKS RELATING TO MEXICO

Economic and political developments in Mexico may adversely affect our business

        We are a Mexican corporation and substantially all of our assets (including our manufacturing facilities) are located in Mexico. For this reason, our financial condition, results of operations, prospects and ability to pay amounts when due on our indebtedness may be affected by factors, such as inflation, interest rates, currency fluctuations, taxation, social instability, new regulatory requirements and other political or economic developments, in or affecting Mexico, over which we have no control.

A downturn in the Mexican economy may adversely affect Desc

        During the second half of 1997 and in 1998, economic crises in Asia, Russia, and Brazil resulted in very volatile global financial conditions, large outflows of capital from emerging market countries such as Mexico, and volatile exchange rates for emerging markets' currencies such as the Peso. As a result, Mexico experienced higher interest rates, slower economic growth and higher inflation during the second half of 1997 and during all of 1998. Mexican interest rates, increased in 1998 to an average of 24.7% per annum. Gross Domestic Product, or "GDP", growth declined from 6.76% in 1997, to 4.83% in 1998. Inflation in 1998 was 18.6%. GDP growth in 2002 resulted in 0.9%. Consumption remains stagnant and the economy is tied to a recovery in the U.S. Year-end 2002 inflation finished the year at 5.7%, well above the central bank's objective of 3.0%.

        The current slowdown in the U.S. economy has adversely affected the Mexican economy and our businesses. In particular, the slowing U.S. economy has led to a decrease in automotive production in the United States, which has affected our auto parts business. We cannot provide any assurance that this downturn will not continue or become more severe, especially because of the war conditions.

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

        In the Mexican national elections held on July 2, 2000, Vicente Fox of the opposition National Action Party (Partido Accion Nacional or "PAN") won the presidency, and he assumed office on December 1, 2000. His victory ended more than 70 years of presidential rule by the Institutional Revolutionary Party (the Partido Revolucionario Institucional or "PRI"). A multiparty democracy is still relatively new in Mexico and could result in economic or political conditions that could have a material adverse effect on our operations. In addition, the lack of a majority party in the legislature and the lack of political alignment between the legislature and the presidency has resulted in a legislative gridlock that could prevent the timely adoption of economic and legislative policies, which could have a material adverse effect on the Mexican economy and on our business. New legislative elections will be held in July 2003, and the effects on the political situation in Mexico are uncertain.

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

        As of May 2003, 68.8% of our indebtedness was in Dollars and 31.2% was in Pesos, and we may incur additional non-Pesos-denominated indebtedness in the future. In addition, the price we pay for certain raw materials is set by reference to international prices fixed in currencies other than Pesos, and the majority of our purchases of equipment are Dollar-denominated. Consequently, declines in the value of the Peso relative to other currencies may increase our interest costs in Pesos and result in foreign exchange losses, and may increase the Peso cost of certain of our raw materials and capital expenditures.

An increase in inflation may adversely affect our financial condition and results of operation

        In the past, inflation in Mexico has led to high interest rates, devaluations of the Peso and (during the 1980s) substantial government controls over exchange rates and prices, which at times adversely affected our operating revenues and margins. High rates of inflation relative to the rate of devaluation of the Peso against the Dollar reduce our operating margins in business segments where some costs are denominated in Pesos while sales are denominated in Dollars, such as autoparts. The annual rates of inflation, as measured by changes in the NCPI, were 9.0%, 4.4%, and 5.7% for the years, 2000, 2001 and 2002, respectively. We cannot assure you that Mexico will not experience high inflation in the future.

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

ITEM 4. INFORMATION ON OUR COMPANY

A.      HISTORY AND DEVELOPMENT OF OUR COMPANY

        Desc is a corporation (sociedad anonima de capital variable) organized under the laws of Mexico. It was incorporated in 1973 under the name "Desc, Sociedad de Fomento Industrial, S.A. de C.V." On April 28, 1994, we changed our name to "Desc, S.A. de C.V." The duration of Desc is 99 years from the date of its incorporation.

        Our executive offices are located at Paseo de los Tamarindos 400-B, 27th Floor, Bosques de las Lomas, 05120 Mexico, D.F., Mexico, our telephone number at that address is (5255) 5261-8000.

        Desc's agent for service for actions brought by the SEC pursuant to the requirements of the U.S. federal securities laws is CT Corporation System, which is located at 111 Eighth Avenue, 13th Floor, New York, NY 10011.

Principal Capital Expenditures and Divestitures

        The table below lists our capital expenditures and other investments by business segment for the periods shown. Capital expenditures and other investments may include investments in or acquisitions of assets or the capital stock of existing businesses. A more-detailed explanation of Desc's principal capital expenditures and divestitures is described under each of the business segments below and in "Item 5. Operating and Financial Review and Prospects - Liquidity."

                                                                    YEAR ENDED DECEMBER 31,
                                                     --------------------------------------------------
                                                         2000                2001            2002
                                                     -------------    ----------------   --------------
                                                                        (In millions)
Autoparts Sector..........................           Ps.  1,198.5      Ps.     320.4       Ps.    747.3
Chemical Sector...........................                  358.8              251.3              268.2
Food Sector...............................                  350.2              178.3               30.2
Real Estate Sector/(1)/...................                  836.9              742.3              417.3
Desc                                                          2.0                2.6                5.0
                                                     ------------      -------------       ------------
          Total............................          Ps.  2,746.4      Ps.   1,494.9       Ps.  1,468.0
                                                     ============      =============       ============

----------
(1) Includes investments in real estate projects and investments in real estate for rent.

B.       BUSINESS OVERVIEW

General

        We are a diversified holding company and one of the largest companies in Mexico. We are engaged in four principal businesses: autoparts, chemicals, food and real estate. Our autoparts business is conducted through Desc Automotriz (formerly Unik), which is a wholly owned subsidiary as well as a holding company with no significant operations. Our food business was conducted through our wholly owned subsidiary, Agrobios, S.A. de C.V. until December 1999, when Agrobios was merged into Desc. As a result of the merger, our food business now is conducted through three principal operating subsidiaries: Agroken, S.A. de C.V.

(pork), a wholly owned subsidiary, Corfuerte, S.A. de C.V. (the surviving corporation after a merger between Grupo Corfuerte, S.A. de C.V. and Corfuerte, S.A. de C.V.) (branded foods in Mexico), and Authentic Acquisition Corporation, Inc. ("Authentic Acquisition Corporation") (branded foods in the U.S.). Our chemical business was conducted through Girsa until December 2001, when Girsa was merged into Desc. As a result of the merger, our chemical business is now conducted by Desc through its chemical subsidiaries. Our real estate business was conducted through Dine until May of 2002, when Dine was merged into Desc as part of our strategy to simplify our corporate structure. Our real estate business is now conducted by Desc through its real estate subsidiaries.

        During 2002 we also carried out significant changes in our corporate leadership. Mario Suro, who successfully restructured our carbon black business and later directed the Spicer business in the Automotive Sector, replaced Emilio Mendoza, who retired after 34 years at Desc. In the Chemical Sector we also turned the leadership over to a new generation. After eleven years at Desc, Enrique Ochoa opted to retire. Alejandro De Maria will manage our Ecosystems business and Nicolas Gutierrez will manage our Polymers and Specialties companies, and both will report directly to Desc's Executive Committee.

        We also created a new business division called "Brands", which encompasses our branded food products, and Industrias Resistol, S.A. de C.V., which is a company in our Chemical Sector that is under the leadership of Roger Patron.

        The following charts depict the percentage of our 2002 consolidated net sales and operating income by business segment:

                            2002 NET SALES BY SEGMENT
                    AS A PERCENTAGE OF CONSOLIDATED NET SALES

[GRAPHIC APPEARS HERE]

         Food Sector          18%
         Autoparts Sector     43%
         Chemical Sector      35%
         Real Estate Sector    4%

         Total    Ps. 19,582,937

                       2002 OPERATING INCOME BY SEGMENT AS
                  A PERCENTAGE OF CONSOLIDATED OPERATING INCOME

[GRAPHIC APPEARS HERE]

         Food Sector              9%
         Autoparts Sector        55%
         Chemical Sector         29%
         Real Estate Sector       7%

         Total        Ps. 1,040,012

         The following chart depicts the percentage of book value of our investments in each of our business segments at December 31, 2002:

                          DESC PORTFOLIO AT BOOK VALUE

[GRAPHIC APPEARS HERE]

         Food Sector             18%
         Autoparts Sector        31%
         Chemical Sector         20%
         Real Estate Sector      31%

Sales information by geographic market

         The following table shows the approximate aggregate sales of Desc's products for each of the past three years by geographic region:

                                                      NET SALES FOR THE YEARS ENDED DECEMBER 31,
                                               ---------------------------------------------------------
                   REGION                            2000                 2001                 2002
----------------------------------------       ----------------      ---------------      --------------
                                                                 (Thousands of Pesos)
Continental Europe......................       Ps.      369,366      Ps.     594,695      Ps.    576,468
North America...........................              9,541,893            7,558,514           7,141,140
Asia                                                    588,589              653,453             704,146
Mexico..................................             14,143,252           11,572,389          10,650,843
Rest of the world.......................                565,346              870,225             510,340
                                               ----------------      ---------------      --------------
       Total............................       Ps.   25,208,446      Ps.  21,249,276      Ps. 19,582,937
                                               ================      ===============      ==============

AUTOPARTS

         Our autoparts business, which is conducted through our wholly owned subsidiary Desc Automotriz, manufactures 36 different types of autoparts products, including light, medium and heavy duty manual transmissions, constant velocity joints, rear and front traction axles, tappets, pistons and piston pins, pick-up truck bodies and other stamped metal products, propeller shafts, steel and aluminum wheels, gears, gaskets and seals.

         We are one of the largest independent autoparts manufacturers in Mexico. For the years ended December 31, 2000, 2001 and 2002, our autoparts business contributed 67.8%, 56.4% and 54.7%, respectively, of our consolidated operating income and 46.7%, 46.1% and 43.0%, respectively, of our consolidated net sales.

         The following table presents the net sales generated by our principal autoparts products for the years ended December 31, 2000, 2001 and 2002, and the percentage of this segment's 2002 net sales that is represented by these products:

                                                                                                    % OF NET
                                                                  NET SALES                           SALES
                                           --------------------------------------------------       --------
                                               2000                2001              2002              2002
                                           -------------       -------------     -------------      --------
                                                                        (Thousands of Pesos)
Transmissions.........................     Ps. 3,585,114/(1)/  Ps. 2,616,364     Ps. 2,589,136          30.8%
Rear and front traction axles.........         1,908,474           1,695,078         1,213,765/(2)/     14.5
Constant velocity joints..............         1,240,925           1,145,685         1,067,661          12.7
Pick-up truck bodies and other stamped
 metal products.......................         1,363,075           1,275,875           856,694/(2)/     10.2
Motor valves and tappets, pistons and
 piston pins..........................           976,684             596,971/(3)/      573,637           6.9
Propeller shafts......................           748,873             626,608           582,044/(2)/      6.9
Steel and aluminum wheels.............           702,910             487,085           454,296           5.4
Gears.................................           471,226             385,253           346,348           4.1
Other autoparts/(4)/..................           761,320             940,462           714,813           8.5
                                          --------------       -------------     -------------      --------
       Total..........................    Ps. 11,758,601       Ps. 9,769,381     Ps. 8,398,394         100.0%
                                          ==============       =============     =============      ========

/(1)/   Includes sales from our clutch business, which we sold in July 2001.
/(2)/ Our sales were impacted by the closing of the DaimlerChrysler Lago Alberto Facility and the non-renewal of certain contracts with DaimlerChrylser (as the parties failed to reach agreement on the principal terms thereof), which collectively translated into a decline of approximately $200 million in annual sales.
/(3)/ During October 2001, Desc swapped 60% of its valve business for 40% of TRW Inc.'s piston business (pistons, pins and tappets). As a result, TRW acquired 100% of the valve business and Desc Automotriz retained 100% of the pistons, pins and tappets business and the "Moresa" brand.
/(4)/ During 2002, we discontinued our spark plug and electrical parts operations.

        Desc Automotriz's total capital expenditures during 2002 were $76.2 million, which were principally allocated for the expansion and modernization of our automotive component plants. In 2002, Desc reached an agreement with its partner Dana Corporation to transfer production of Dana's automotive train components to Mexico, which we have designated as the "Tractor Project".

        Our autoparts business has received numerous quality awards from the Mexican government, clients and joint venture partners. Transmisiones y Equipos Mecanicos S.A. de C.V. ("Tremec"), our subsidiary which manufactures manual transmissions, received the "Zero Defects" award from Renault-Nissan and from the Mexican government the National Award for Electric Power Saving in 2001, the National Technology Award in 2000 and the National Export Award in 1998. Cardanes, S.A. de C.V., our subsidiary that manufactures propeller shafts and universal joints, received the "Dana Quality Leadership Process" and the "Supplier of the Year" from General Motors in 2001. Pintura, Estampado y Montaje, S.A. de C.V. (PEMSA), our subsidiary that manufactures pick-up bodies and other stamped metal products, and Velcon, S.A.

de C.V., our subsidiary which manufactures constant velocity joints, each also received a "Supplier of the Year" award from General Motors in 2001 and Pistones Moresa, S.A. de C.V., our subsidiary which manufactures pistons, received this award in 1998. In 2001, Velcon, TF Victor and Morestana received the "Yurio Shoh" award from Nissan. In 1998, Tremec was awarded the Shingo Prize for Excellence in Manufacturing, which recognizes manufacturing excellence in the United States, Canada and Mexico and is considered one of the "Triple Crown" of industrial excellence awards, along with the Baldridge National Quality Award and the Deming Prize. All of our plants that supply OEMs are QS-9000 certified, which qualifies them as approved suppliers to DaimlerChrysler, Ford and General Motors. Tremec, Cardanes and TF Victor have received 1S0-14001 certification, which is an international standard for environmental management.

Market overview; competition

        We sell autoparts to domestic OEMs for installation in new cars and trucks, as well as to distributors for resale in the autoparts aftermarket. Our significant OEM customers include General Motors, Ford, International, John Deere, Kenworth, Navistar, Renault-Nissan, Volkswagen, Volvo Freightliner and ZF-Meritor.

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

        The table below presents information concerning our domestic and export sales of autoparts. Approximately 91.5% of our exports of autoparts are to the United States and Canada.

                                                                         % OF NET SALES
                                                  -----------------------------------------------------
                                                      2000               2001                  2002
                                                  ------------       ------------          ------------
 Domestic market
      OEMs..................................                21%                18%                   18%
      Aftermarket...........................                17%                17%                   17%
 Export market/(1)/.........................                62%                65%                   65%
 Total export sales (Ps. in millions).......      Ps.  7,478.5       Ps.  6,340.3          Ps.  5,477.9

----------
(1)     Includes "indirect" exports by OEMs that purchase parts from us.

        In 2002, exports constituted 65% of the total sales to more than 20 countries in the world, which furthers our objective of diversifying our markets.

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

         Licensor                                      Product
         ----------------------------------------      ----------------------------------------------
         Dana Corporation                              Rear and front traction axles, propeller
                                                       shafts and universal joints

         GKN Industries Limited                        Constant velocity joints

         Hayes Lemmerz International Mexico, Inc.(1)   Steel wheels and aluminum wheels

(1) See discussion below in "Item 5. Operating and Financial Review and Prospects--Additional Considerations" regarding the status of the joint venture with Hayes Lemmerz International Mexico, Inc. and other related matters.

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

        We also are partners with some of these foreign manufacturers in joint venture companies that produce various automobile parts utilizing technology licensed by the foreign joint venture partner. In the fourth quarter of 2000, we restructured the ownership of Velcon, our joint venture with Dana Corporation and GKN Industries Limited, which manufactures constant velocity joints. As a result of this restructuring, Desc Automotriz increased its ownership to 51%, GKN increased its ownership to 49% and Dana exited this subsidiary.

        During October 2001, Desc reached an agreement to swap 60% of its valve business for 40% of TRW Inc.'s piston business (pistons, pins and tappets). This transaction ended the partnership between TRW and Desc Automotriz, as TRW acquired 100% of the valve business. However, Desc Automotriz retained 100% of the pistons, pins and tappets business and retained the "Moresa" brand, a leader in the Mexican autoparts market. During July 2001, Desc sold its heavy duty and medium duty truck clutch business of Transmisiones TSP, S.A. de C.V. to Eaton Corporation.

        In June 2002, as part of our broader efforts to divest assets that are underperforming or non-strategic, we closed our spark plugs (Bumex, S.A. de C.V.) and electrical parts (IEA, S.A. de C.V.) businesses, which we believe is an important step to enhancing our competitive stance.

        The following is a list of the most significant of our joint ventures and the percentage ownership of the foreign partner in the joint venture:

                                                                                       % OWNERSHIP
                                                                                       BY JOINT
  JOINT VENTURE PARTNER                   JOINT VENTURE COMPANY                        VENTURE PARTNER
  --------------------------------------- -------------------------------------------- ---------------------
  Dana Corporation                        Spicer, S.A. de C.V.                         49.0

  GKN Industries Limited                  Velcon, S.A. de C.V.                         49.0

  Hayes Lemmerz                           Hayes Wheels de Mexico, S.A. de C.V./(1)/    40.0
  International-Mexico, Inc.

(1) Hayes Wheels de Mexico, S.A. de C.V. is a subsidiary of Desc (in which Desc has a 60% ownership interest) and the parent company of Hayes Wheels Acero, S.A. de C.V. and Hayes Wheels Aluminio, S.A. de C.V. See also discussion below in "Item 5. Operating and Financial Review and Prospects - Additional Considerations" regarding the status of the joint venture with Hayes Lemmerz International Mexico, Inc. and other related matters.

Distribution arrangements

        Our autoparts products generally are sold by means of purchase orders which require us to supply products for particular model releases during finite terms of up to six months. We have been seeking to increase our participation in the export market, and our autoparts exports have increased 2.1% from Ps. 5,365,181 in 1998 to Ps. 5,477,850 in 2002. In 1998, exports represented 61% of
Desc Automotriz' total sales, while in 2002 exports represented 65% of its total sales.

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

Properties/plants

        During the past few years, we have implemented a modernization program to improve our existing autoparts manufacturing facilities and also build new facilities to replace outdated facilities. We invested approximately Ps. 1,198,438 in this program in 2000, Ps.320,353 in 2001 and Ps. 747,325 in 2002.
We believe that the resulting improvements in efficiency, the increased flexibility in utilizing excess plant capacity and decreases in fixed costs derived from this modernization program have enabled us to improve operating margins.

        The capacity utilization in 2000 was 75% and in 2002 the average capacity utilization decreased to 53% due to lower sales volumes reflecting the decline in orders from OEM's in the U.S. and Mexico, the continued temporary shutdown of several assembly plants aimed at adjusting their inventory levels and the closing of the DaimlerChrysler Lago Alberto plant.

        We produce our autoparts at 19 plants located throughout Mexico and one plant located in the United States. The following table presents the principal products produced at each of the most significant of these plants and their locations and their respective plant capacity and rates of utilization:

                                                                                          PLANT CAPACITY
PRODUCTS                                                 LOCATION OF PLANT                (IN THOUSANDS/YEAR)    UTILIZATION
-------------------------------------------------------- -------------------------------- ---------------------- ---------------
Front and rear axles                                     La Presa, Estado de Mexico       320 rear axles         50%

Heavy-duty transmissions                                 Pedro Escobedo, Queretaro;       71 transmissions       24%
                                                         Knoxville, Tennessee

Light and medium-duty manual transmissions               Queretaro, Queretaro             400 transmissions      70%


Steel wheels                                             Tlalnepantla, Estado de Mexico   6,100 pieces           40%

Aluminum wheels                                          Chihuahua, Chihuahua             650 pieces             60%

Pistons                                                  Celaya, Guanajuato; Saltillo,    11,800 pieces          41%
Pins                                                     Coahuila                         1,200 pieces           70%
                                                         Celaya, Guanajuato               23,500 pieces          47%

Pick-up truck bodies and other stamped metal parts       Celaya, Guanajuato               330 pieces             35%

Constant velocity joints                                 Celaya, Guanajuato               1,920 pieces           90%

Propeller shafts and universal joints                    Queretaro, Queretaro             742 pieces             57%

Steel forging                                            Tlaxcala, Tlaxcala; Queretaro,   55 tons                32%
                                                         Queretaro

Gears                                                    Queretaro, Queretaro             820 sets               70%

Gaskets and seals                                        Naucalpan, Estado de Mexico      20,000 pieces          60%

Tappets                                                  Aguascalientes, Aguascalientes   12,900 pieces          68%

Iron Castings Foundry                                    La Presa, Estado de Mexico       20 tons                47%

        We own most of the manufacturing facilities described above. We believe that these facilities are in good condition and are adequate to meet our needs, and we do not currently have contemplate any plans to build any new facilities. We are in the process of expanding the production capacity of our gears and constant velocity joint production facilities. We intend to increase our utilization levels by increasing our sales volumes to existing and new clients.

CHEMICALS

        We conduct our chemical business through the chemical subsidiaries. The Chemical Sector produces and sells chemicals and is the leading (and in some cases the only) producer of some of these chemical products in Mexico. Our main chemical products include synthetic rubber, polystyrene, carbon black, methyl methacrylate or MMA, specialty lattices, phosphates, acrylics, laminates, particle board, adhesives and glues, waterproofing additives. For the years ended December 31, 2000, 2001 and 2002, the Chemical Sector contributed 23.7%, 27.1% and 29.0%, respectively, of our consolidated operating income, and 33.3%, 33.2% and 35.4%, respectively, of our consolidated net sales.

        The following table presents the net sales generated by our principal Chemical Sector products for the years ended December 31, 2000, 2001 and 2002, and the percentage of this segment's 2002 net sales that is represented by these products:

                                                                                                  % OF NET
                                                                NET SALES                           SALES
                                          -----------------------------------------------         ---------
                                                2000            2001             2002                2002
                                          --------------   --------------  --------------         ---------
                                                                (Pesos in thousands)
 Synthetic rubber...................      Ps.  2,203,615   Ps.  1,873,797  Ps.  2,207,943            31.8%
 Phosphates.........................           1,402,421        1,270,919       1,047,231            15.1
 Polystyrene........................           1,399,547        1,092,149       1,020,974            14.7
 Acrylics sheet.....................             510,658          441,116         558,866             8.1
 Carbon black.......................             735,253          565,984         550,500             7.9
 Fester products (mainly asphalt
   coatings) and Acriton Products
   (mainly acrylic waterproofing)...             513,448          467,177         463,501             6.7
 Particle board & laminates.........             671,796          408,228         444,379             6.4
 Acrylics sheet.....................                                                                    -
 Adhesives..........................             476,256          438,205         419,762             6.0
 Natural pigments/(1)/..............                   -                -               -               -
 Phenol.............................             343,106          399,266         150,400             2.2
 Emulsions (specialty lattices).....             129,713           97,230          72,927             1.1
                                          --------------   --------------  --------------         ---------
    Total...........................      Ps.  8,385,813   Ps.  7,054,071  Ps.  6,936,483           100.0%
                                          ==============   ==============  ==============         =========

(1)     We discontinued the natural pigments business in 2002.

        Our chemical products are used in the manufacture of a wide variety of other products, including asphalt and plastic modifiers, disposables, packaging, tires and other industrial rubber goods, automotive rubber parts, footwear and carpeting. We sell our chemical products in Mexico and export markets, exporting products to over 50 countries in 2002. Our export sales were Ps. 2,441,402 in 2002 and Ps. 2,148,931 in 2001.

        Our chemical subsidiary Nhumo S.A. de C.V. ("Nhumo"), which manufactures carbon black, received the National Quality Award in 1997, and Resirene, S.A. de C.V. ("Resirene"), which manufactures polystyrene, won this award in 2000.

        In the chemical sector, Industrias Negromex, S. A. de C. V., Nhumo, and Resirene and our subsidiaries Plastiglas de Mexico, S.A. de C.V., Rexcel, S.A. de C.V., Quimir, S.A. de C.V. and Industrias Resistol, S.A de C.V., each has received ISO-9002 or ISO-9001 certification, which are international standards for quality management and assurance adopted by more than 90 countries, thus enhancing our reputation as a reliable, high quality supplier of chemicals.

Market overview; competition

        Desc is Mexico's only producer of synthetic rubber, methyl methacrylate and carbon black, and has a leadership position in the production of polystyrene and phosphates. The majority of our chemical products are sold in both the domestic and export markets. The domestic market accounted for 65% of our chemicals sales in 2002, and the export market accounted for 35% of such sales. We compete with foreign companies in chemicals such as

Shell, Dow Chemical, ICI, BASF, Degussa, Georgia Gulf, Firestone, Albright & Wilson Rhodia, FMC, Cyro, Wilson Art International, McMillan and Helm, in both the Mexican and international markets.

        Some of our products, such as low-pressure laminates, glues, adhesives, acrylic and asphalt roofing systems, however, are sold primarily in the domestic market, where we compete with companies such as National Starch, HB Fuller, Henkel, Alkoat, Johns Mansville and Comex. We believe that we have a leadership position in the production of polystyrene, phosphates, acrylic laminates and laminated plastics and that we are the national leader in adhesives, glues and sealants. Our Resistol brand name is the most widely recognized brand name for adhesives and glues throughout Mexico. We consider our Resistol, Fester, Acriton and Resikon brand names and the extensive national distribution systems for these lines of products to be significant competitive advantages.

        The chemicals industry is a cyclical business that has experienced depressed conditions since 1998 resulting in lower prices. We believe that our focus on specialty products and low-cost production during the last few years is likely to mitigate the effects of adverse conditions in the global chemicals market.

Technology

        With respect to the majority of our chemical businesses, we utilize proprietary technology that we have developed or acquired from third parties. Our carbon black business, for example, utilizes technology developed by Cabot Corporation, our partner in this business and a world leader in carbon black research, development and production. Our polystyrene business utilizes technology originally licensed from Monsanto which the Chemical Sector has improved and adapted over the years. Similarly, our synthetic rubber business utilizes technology originally licensed from Phillips Petroleum which the Chemical Sector has improved and adapted over the years. More recently, we have entered into reciprocal technological exchange agreements in connection with our joint ventures in synthetic rubber with Repsol Quimica, which is a world leader in synthetic rubber research, development and production.

Supply arrangements and suppliers

        Petroleos Mexicanos ("Pemex") is one of the principal suppliers of raw materials to our chemical businesses. We have executed agreements with Pemex with respect to styrene monomer, hydrogen cyanide, carbon black feedstock, natural gas and methanol. These agreements contain contractual assurances as to product quality and volumes and provide for competitive pricing. We also purchase raw materials from numerous other domestic and foreign suppliers. The market for these raw materials is highly price competitive and we believe that there generally is an adequate supply of these raw materials. However, in 2002 the prices of raw materials, such as styrene monomer, butadiene monomer, acrylonitrile monomer and natural gas increased and severely affected the industry in general. The rises in raw materials prices could not be transferred with the same speed to our final products due to aggressive competition and the weakness of demand.

Products

        The following table presents information with respect to our chemical products:

                                                                             RAW MATERIALS NECESSARY
PRODUCT                  PRINCIPAL USES                                      TO PRODUCE PRODUCT
----------------------   --------------------------------------------------  ---------------------------------
Synthetic rubber         Production of tires, footwear, asphalt and           Butadiene, styrene and monomer
                         plastic modifiers, adhesives, industrial rubber
                         products, automotive engines and other autoparts


Polystyrene              Production of plastics for disposable packaging,    Styrene monomer
                         home appliances, cassettes, compact discs, light
                         fixtures, school supplies and office equipment

Carbon black             Production of tires, ink, hoses, belts and          Carbon black feedstock and
                         other products using rubber                         natural gas

MMA                      Acrylic sheets' raw material                        Acetocianhydrine and Methanol

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

Particle boards and      Manufacturing of furniture, office and home         Wood shavings, Melanin, Urea
laminates                products, kitchen countertops and tabletops,
                         and floors

Adhesives and glues      School, home and office supplies, footwear          Polycloroprene, vinyl acetate,
                         manufacturing, furniture manufacturing,             solvents
                         bookbinding and paper converting

Waterproofing sealants   Manufacturing of construction-related products      Asphalt, solvents, acrylic resins
and additives

        The synthetic rubber business is the largest business of the Chemical Sector. In 2002, the synthetic rubber business contributed 31.8% of the Chemical Sector's net sales. We are the only manufacturer of synthetic rubber in Mexico. We produce solution rubber and emulsion rubber, as well as elastomers, thermoplastics and specialty rubbers. We are a leader in the manufacture of asphalt modifying rubbers, which we sell to highway paving companies in the United States and more recently also in Europe. Our synthetic rubber products are exported to over 40 countries, principally the United States, Canada and countries in Europe, South America and the Far East. In 2002, exports accounted for approximately 80% of our synthetic rubber sales.

        In July 1999, Girsa and Repsol Quimica, a subsidiary of Spain's Repsol, S.A., formed a joint venture to produce and market solution synthetic rubbers used in the manufacturing of products such as asphalt, adhesives and footwear. This joint venture created significant synergies due to our Chemical Sector's and Repsol Quimica's complementary products and geographic markets, and these synergies have significantly boosted the competitiveness of this business. The joint venture is 50% owned by Girsa Concentradora, S.A. de C.V. (a wholly owned subsidiary of Desc) and 50% owned by Repsol Quimica and operates under the name Dynasol Elastomeros. Repsol Quimica contributed to the joint venture its styrene-butadiene solution rubber plant in Santander, Spain with a capacity of 110,000 metric tons per year, its strong presence in the

European market, particularly in the thermoplastic rubber segment, and a hydrogenated thermoplastics solution rubber plant in Santander, Spain, which had recently begun operations. Girsa Concentradora contributed to the joint venture its production facility in Altamira, Mexico which produces styrene butadiene and thermoplastic solution rubbers and has a capacity of 90,000 metric tons per year, as well as its strong presence in the NAFTA region, particularly in the diblock copolymer specialties. We believe Dynasol Elastomeros is one of the three largest global producers of special solution styrene-butadiene rubbers and the second largest global producer of hydrogenated thermoplastic rubbers.

        Our polystyrene business produces crystal polystyrene (GPPS) and high impact polystyrene (HIPS), which are used in the disposable packaging and packing industries, lighting fixtures, school supplies, office equipment, and home appliances, including audio and video equipment and refrigerators. In 2002, our polystyrene business contributed 14.7% of the Chemical Sector's net sales. Most of our polystyrene sales are to the domestic market, where we estimate that our market share in 2002 was approximately 50%. We attribute our dominance in the domestic polystyrene market to our ability to customize products, the quality of our service and our timely delivery.

        We are the only manufacturer of carbon black in Mexico. Carbon black is principally used by the tire industry and we produce it utilizing technology licensed from Cabot Corporation, a world leader in carbon black research, development and production. Cabot owns a 40% interest in our carbon black business. We believe that our share of the domestic carbon black market in 2002 exceeded 95% and attribute our dominance to our technology, our large installed plant capacity, our focus on those carbon black varieties which have the highest demand, our continuous development of carbon black varieties with specific competitive advantages for their application, and our low-production costs which enable us to price our products competitively. Approximately 29% of our carbon black sales in 2002 were exports, primarily to the United States, Germany, Spain and Latin America.

        We are the only domestic manufacturer of methyl methacrylate ("MMA") in Mexico, which is used in the manufacture of acrylic sheets.

        Phosphates. Our phosphates business produces chemicals for use in the manufacturing of household detergents, in soft drinks and for water treatment. In 2002, our phosphates business contributed 15.1% of the Chemicals Sector's net sales. We are the largest manufacturer of phosphates in Mexico, and rank third in rated capacity of industrial sodium phosphates worldwide. In 2002, we had a 78% market share of the phosphates business in Mexico. We principally compete with Rhodia de Mexico and some imports from Astaris of USA.

        Our largest customers in our phosphates business are Procter & Gamble and Fabrica de Jabon La Corona. In 2002, these customers accounted for most of our total phosphate sales.

        The principal raw material needed for the production of phosphate is phosphoric acid. Currently, all of our phosphoric acid is supplied on competitive terms by Rhodia de Mexico. If Rhodia de Mexico were unable to supply this raw material, we believe we could secure alternative suppliers, but it may result in increased raw material costs.

        Natural pigments. This business was closed in 2002. We produced natural yellow and red food pigments. Yellow pigments are used primarily to color poultry through poultry feed, and red pigments are used to color poultry and egg yolks.

        Acrylic sheet. We are the leading manufacturer of acrylic sheets in Mexico. These products are used in the manufacture of signs, displays, advertisements and safety devices. Approximately 60% of our sales of these products in 2002 were to the United States, Canada, Europe, Central and South America. Our manufacturing technology allows us to develop differentiated products targeted at greater value-added markets in the different countries where our products are sold. We estimate that our market share in 2002 was approximately 65% of the Mexican market.

        Particle board and laminates. We manufacture particle board and laminates using formaldehyde, urea, resins and natural wood shavings. We sell these products to manufacturers in the furniture and construction industries. Approximately 95% of our sales of these products in 2002 were to the domestic market, with the balance being exported principally to North, Central and South America. We estimate that our market share in 2002 was approximately 35% of the Mexican market. Last year there was a shortage of cellulosic supply due to closing of certain saw mills. We acquired forest plantations in 2001, which are operated by Forestaciones Operativas de Mexico. This acquisition guaranteed the supply of the raw materials necessary for the production of particle board.

        Adhesives and glues (Resistol). We produce a line of adhesives and glues, which we sell under the brand name "Resistol" to retail merchandisers and industrial users throughout Mexico. In addition to household glues, our products include polyvinyl acetate (white glue), contact and acrylic adhesives, sealants and hot melts (specialized adhesives). We sell these products to a variety of industries including footwear manufacturing, the furniture industries, artisans and the bookbinding and paper converting industries, and automotive industry. We distribute these products to more than 45,000 points of sale throughout Mexico, such as supermarkets, hardware stores and retail outlets as well as to industrial purchasers. The market for these products is highly fragmented. In 1998, we acquired Simon, S.A. de C.V., now Industrial Resistol, S.A. de C.V., which is the Mexican leader in polyurethane adhesives, to strengthen our market share in the shoe industry.

        Waterproofing sealants and additives (Fester, Acriton and Resikon). We produce waterproofing additives and sealants under the brand names Fester, Acriton and Resikon, as well as cement additives and construction coatings, under the Fester brand name, which is a widely recognized brand name in Mexico. We sell these products to manufacturers in the construction industry and to manufacturers of products for household use. We distribute these products through approximately 700 distributors located throughout Mexico, many of which carry Fester products exclusively. Supermarkets and home centers are additional growing points of sale. All of the distributors sell construction-related products and provide homeowners and others with maintenance and repair services using Fester products.

        Properties/plants. The table below presents the location of the facilities at which our chemical products are manufactured and their respective plant capacity and rates of utilization:

                                                                                             PLANT CAPACITY
PRODUCTS                               LOCATION                                              (IN THOUSANDS/YEAR) UTILIZATION
-------------------------------------- ----------------------------------------------------- ------------------- ---------------
Synthetic rubber
         Emulsion Rubber               Altamira, Tamaulipas                                  96,000 tons         84%
         Solution Rubber               Altamira, Tamaulipas                                  84,500 tons         99%
         Nitrile Rubber                Altamira, Tamaulipas                                  40,000 tons         71%

                                                                                             PLANT CAPACITY
PRODUCTS                               LOCATION                                              (IN THOUSANDS/YEAR) UTILIZATION
-------------------------------------- ----------------------------------------------------- ------------------- ---------------
Polystyrene                            Coatzacoalcos, Veracruz                               75,000 tons         95%
                                       Xicohtzingo, Tlaxcala;                                65,000 tons         70%

Carbon black                           Altamira, Tamaulipas                                  120,000 tons        72%

Methyl methacrylate                    Cosoleacaque, Veracruz                                20,000 tons         92%

Phosphates/phosphorus derivatives      Coatzacoalcos, Veracruz                               100,000 tons        100%
                                       Tultitlan, Estado de Mexico                           86,000 tons         54%
                                       Lecheria, Estado de Mexico                            40,000 tons         16%

Acrylic sheet                          Ocoyoacac, Estado de Mexico                           7,855 sheets        100%
                                       San Luis Potosi, San Luis Potosi                      4,806 sheets        98%

Laminates/particle board               Lerma, Estado de Mexico                               6 tons              75%
                                       Zitacuaro, Michoacan                                  14 mill. per m/2/   91%

Adhesives/waterproofing sealants       Salamanca, Guanajuato and Mexico City (2 sites)       145,000 tons        46%

        We own most of the manufacturing facilities described above. We believe that these facilities are in good condition and are adequate to meet our needs, and we do not currently have any plans to build any new facilities or expand our existing facilities. We intend to increase our utilization levels by increasing our sales volumes to existing and new clients.

        The research efforts for the Chemical Sector are concentrated in the development of specialty products. The new styrenic and acrylic transparent copolymers and high impact resistant acrylic sheets are good examples of improvement in the margin of the mixture of products of their respective business. At the end of 2001, the Chemical Sector began to use a miniaturized and robotic system acquired from Symyx Technologies, establishing a strategic technological platform to compete in the chemical industry for the 21st century.

FOOD

        Our food operations involve the production and sale of pork and shelf-stable branded products. For the years ended December 31, 2000, 2001 and 2002, our food segment contributed 1.7%, 8.6%, and 8.7%, respectively, to our consolidated operating income, and 15.7%, 16.7%, and 17.6%, respectively, to our consolidated net sales.

         Our strategy for our Food Sector business has been to gradually shift its product mix away from commodity products to branded products, which have more stable margins. To that end, we acquired Corfuerte, S.A. de C.V. ("Corfuerte") in September 1997, Authentic Specialty Foods Inc. ("ASF") in June 1998, and a 60% interest in Grupo Nair, a Mexican producer of canned tuna ("Nair") in December 1998. In December 1999, we divested our poultry operations (which historically had been the largest component of our Food Sector) and our animal feed operations. In 2001, we discontinued our shrimp business, which is part of our on-going strategy to divest or discontinue our non-core assets. During the third quarter of 2002, we donated this business to the Instituto Tecnologico de Estudios Superiores de Monterrey (ITESM). Less than 2.0% of our revenues for the year ended December 31, 2001 came from this discontinued business.

        We are developing our branded food products operations in partnership with JPMCC Belgium S.C.A. and Sixty Wall Street Belgium S.C.A., which collectively purchased an 18.6% interest in each of Corfuerte and Authentic Acquisition Corporation, the direct parent of ASF, for an aggregate purchase price of $50 million in 1998. We intend to use Corfuerte as our vehicle for the expansion of our branded food products business in Mexico and Authentic Acquisition Corporation for the expansion of this business in the United States.

        The following table presents the net sales generated by each product line in our food segment for the years ended December 31, 2000, 2001 and 2002 and the percentage of this segment's 2002 net sales that is represented by each product line:

                                                                                   % OF NET
                                                      NET SALES                      SALES
                                  -----------------------------------------------  --------
                                       2000             2001            2002         2002
                                  --------------   --------------  --------------  --------
                                                       (Pesos in thousands)
 Shelf-stable branded
  products.............                1,993,658        2,108,497       2,165,278     62.8
 Pork/(2)/.............                1,864,465        1,443,825       1,279,936     37.2
 Shrimp/(1)/...........                   87,958                0               0      0.0
                                  --------------   --------------  --------------  --------
       Total...........           Ps.  3,946,081   Ps.  3,552,322  Ps.  3,445,214    100.0%
                                  ==============   ==============  ==============  ========

--------------
(1)     We discontinued our shrimp business in 2001.
(2)     We discontinued our pork business located in Guanajuato in 2002.

PRODUCTS

        Pork. Our pork business is conducted through our wholly owned subsidiary Agroken, S.A. de C.V. and is concentrated principally in the southeastern region of Mexico. As a result of our acquisition of Agroindustrias Yucatan's ("AgroYuc") production facilities in 1999, we have increased our number of sows in production from 12,000 to approximately 36,000 in 2002. We have four slaughterhouses and a processing plant for hogs in Yucatan and Quintana Roo. To satisfy increased domestic demand and to supply growing exports of pork to Japan, we have increased the cutting capacity of our processing plant in recent years. Our sales strategy seeks to reduce the intermediary channels between producers like us and consumers by establishing distribution centers where consumers may buy different pork products directly from us. We currently operate 36 distribution centers. Our pork products are marketed under the "Keken" brand name.

        During the third quarter of 2002, we closed our pork business in the Bajio region due to the high costs, low production volumes, differences in efficiencies and higher mortality rates of hogs.

        Shelf-stable branded products. Our branded food product operations are conducted in Mexico through Corfuerte and in the United States through Authentic Acquisition Corporation. With our "Del Fuerte" brand, we are a domestic leader in the production of tomato sauce and related products and canned vegetables. We also have a large share of the domestic corn oil and gelatin with our "La Gloria" brand of products. We participate in the canned jalapeno peppers market and in the salsa market with our "Del Fuerte" brand, in the coffee market with our "Blason" brand, and in the canned tuna market with our "Nair" brand. We also have exclusive distribution rights in Mexico for "Reynolds(TM)" aluminum foil, "Smuckers(TM)" jams and "Zuco(TM)", which have been embraced by the domestic market and continue to increase in market share. We have also commenced distribution of a new line of "Del Fuerte" chile and salsa and of "Ybarra" canned tuna.

        In the United States, we manufacture and/or distribute a wide variety of high quality, authentic Mexican food products such as salsas, taco sauces, other Mexican sauces, and items such as jalapeno peppers under labels that include La Victoria(TM) and Embasa(TM). Our products are targeted principally at the U.S. Hispanic market, and our brands have strong market positions in the southwestern and western regions of the United States, particularly in California.

Market overview; competition

        Pork. The pork industry in Mexico is highly fragmented, but smaller, inefficient companies in Mexico are being replaced by larger, higher quality, more efficient, integrated companies, principally located in the states of Sonora, Sinaloa and Yucatan. We have developed a fully integrated business with high quality genetics and advanced farming techniques, composed of breeding farms and facilities for raising, slaughtering, cutting and processing hogs. We have a greater than 50% market share in the Southeastern region of Mexico and have continued to gain market share in the important central region, which includes Mexico City. In August 1999, we acquired the production facilities of AgroYuc, our partner in the pork business, and contributed these production facilities to Grupo Porcicola Mexicano, our joint venture with AgroYuc, raising our participation in this joint venture to 63%. AgroYuc owns the remaining 37% of this joint venture. As a result of these transactions, we became the leader in the marketing of pork in Mexico. We also have exported pork to Japan, which contributed 17% of the Food Sector's net sales in 2002.

        Shelf-stable branded products. The shelf-stable branded food industry in Mexico is highly competitive. Corfuerte has significant market shares in Mexico with respect to tomato puree and related products, canned vegetables and corn oil. Its principal competitors are Del Monte, Herdez, La Costena and Clemente Jacques. The principal competitors of Nair's products are Herdez, Dolores, Tuny, Calmex and Ybarra. In the United States, our products compete principally with Mexican food products that are distributed in the southwestern and western regions of the United States and are targeted principally to the Hispanic market, particularly in California.

Properties/plants

        Below is a list of the principal production facilities of our food segment and their respective plant capacity and rates of utilization:

                                                                  PLANT CAPACITY
                                                                  (IN THOUSANDS/YEAR)
       ACTIVITY               LOCATION                            (EXCEPT AS NOTED)        UTILIZATION
      -------------------    -------------------------            --------------------     ------------
       Pork production /      Yucatan and Quintana Roo             27,600 tons / month         100%
       slaughterhouse

       Dehydrated products    Los Mochis, Sinaloa                  847 pounds                   50%

       Tomato paste           Los Mochis, Sinaloa                  98,104 pounds                50%

       Tomato products                                             6 million                    50%
       (in containers)

       Coffee                 Oaxaca, Oax.                                                      50%

       Salsa & Canned         Rosemead, California                 166,226 pounds               50%

       Tuna                   Mazatlan, Sinaloa                    2,500 boxes                  50%

        In addition, Corfuerte has five distribution centers in Mexico.

        We own most of the facilities described above. We believe that these facilities are in good condition and are adequate to meet our needs, and we do not currently have contemplate any plans to build any new facilities or expand our existing facilities. We intend to increase our utilization levels by increasing our sales volumes to existing and new clients.

REAL ESTATE

        Through Desc (as the surviving company after the merger between Desc and Dine), we acquire and develop land for commercial (office buildings), residential and tourism/resort uses. We have over 30 years of experience in this sector and believe that we are the largest diversified real estate developer in Mexico. Desc owns large land reserves for residential development in the Mexico City metropolitan area as well as properties for tourism development along the Pacific coast of Mexico. We focus on the upper income segments of the real estate market, developing high quality projects that are unique in their respective market segments. Dine was the developer during the late 1960s, 1970s and early 1980s of "Bosques de las Lomas", a five million square meter upper-income residential and commercial development in Mexico City, and of "La Estadia", a high-income residential suburb of Mexico City. Our more recent projects include the Centro Comercial Santa Fe in Mexico City, Mexico's largest regional shopping mall, Arcos Bosques Corporativo, Mexico City's largest office complex, Punta Mita, an upscale tourist resort that includes 5 hotels and 3 championship golf courses, and La Punta Bosques and Bosques de Santa Fe, both of which are high-income residential projects in Mexico City.

        For the years ended December 31, 2000, 2001 and 2002, our real estate business contributed 6.7%, 7.9% and 7.6%, respectively, of our consolidated operating income and 4.4%, 4.0% and 3.9%, respectively, of our consolidated net sales. As part of our strategy for this sector, we continue to assess the profitability of each of our real estate projects. As a result of these assessments, in December 2000 we sold our land holdings in Xaac, which consisted of 515,000 square meters of beachfront property in the state of Quintana Roo, to a Spanish hotel group for $7.3 million in cash, in February 2001 we sold our stake in the Four Seasons Punta Mita Hotel to Strategic Hotel Capital LLC for an aggregate consideration of $52 million (including the assumption by the buyer of $11 million of net debt), and in September 2001 we sold our stake in Centro Comercial Santa Fe for an aggregate amount of $70 million. In 2002, we sold 11 of 17 commercial lots in the Santa Fe Reserve for $13.8 million.

        The following is a list of the major properties we are developing, which are discussed in greater detail below:

                                             LAND AREA         AVAILABLE      OWNERSHIP
  NAME AND LOCATION                          (SQUARE METERS)   TO SELL        BY DESC(%)            OTHER PARTNERS
  ------------------------------------------ ---------------   ------------- --------------------   -----------------------
  COMMERCIAL DEVELOPMENT PROJECTS (OFFICE
  BUILDINGS)

  Arcos Bosques Corporativo, Mexico, D.F.       72,570            26,161        100                 None

  North "C" Building                                               4,332        50                  Ingenieros Civiles
                                                                                                    Asociados

  RESIDENTIAL DEVELOPMENT PROJECTS

  La Punta Bosques, Mexico, D.F.               293,000            10,741        100                 None

  Bosques de Santa Fe, Mexico, D.F.          1,100,000           191,734        73                  Several individuals

  TOURIST/RESORT DEVELOPMENT PROJECTS

  Punta Ixtapa, Guerrero                       390,000           124,676        100                 None

  Punta Mita, Nayarit                        6,770,000         5,250,000        100                 None

  OTHER PROPERTIES

  Bosques de la Estadia, Estado de Mexico    3,750,000         3,750,000        100 as of May 29,   None as of May 29,
                                                                                2003                2003

  Lagos de la Estadia, Estado de Mexico      2,412,572         2,412,572        39                  Fernando Senderos,
                                                                                                    Lucia Senderos and
                                                                                                    other partners

  La Estadia, Estado de Mexico                 105,514            31,730        100 as of May 29,   None as of May 29,
                                                                                2003                2003

  Los Cabos, Baja California Sur/(1)/           38,521            38,521        15                  Grupo Casa, S.A. de C.V.

  Punta Gorda, Baja California Sur           4,000,000         4,000,000        25                  Grupo Casa, S.A. de C.V.

  Tepeji del Rio, Hidalgo                    3,850,000         3,850,000        59                  Several individuals

  Santa Fe land reserve                         89,000             45625        45                  Several individuals

(1) Desc owns 100% of the land and has entered into a joint venture agreement with Grupo Casa, S.A. de C.V. ("Grupo Casa") pursuant to which Desc contributed the land, Grupo

        Casa developed it, and Desc is entitled to 15% of both the time-share units developed and the net income of the hotel built on the site.

(2)     The shareholders of Bosques de Santa Fe, S.A. de C.V. are as follows:
        Desc (39%), Fernando Senderos (3.5%), Lucia Senderos (8.1%), who is Mr. Senderos's wife, and other individuals (49%).

        We invested approximately Ps.836,901 in 2000, Ps.742,338 in 2001 and Ps.417,309 in 2002 to develop our real estate properties for commercial, residential and resort use.

Strategy for the Real Estate Sector

        We intend to continue to sell our existing inventory of developed properties and our land reserves, so long as conditions in the real estate market in Mexico remain favorable. We also intend to continue to seek partnerships to develop our land reserves in order to reduce our risk and increase the margins and market share of our Real Estate Sector. We also continue to evaluate the profitability of each of our remaining real estate projects and may decide to divest additional properties in the future.

        We believe that our real estate projects, which are aimed at the high-end market, generally offer superior quality, amenities and value.

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

Commercial developments

        Arcos Bosques Corporativo. This project consists of a five-phase development of office space located in Bosques de las Lomas near the Mexico City-Toluca highway. Each phase includes the construction of a separate building. We relocated our headquarters to the East Tower in 1997 and purchased 15,000 square meters of this development (approximately 25% of the available space in the East Tower) for this purpose. All of the space in the East Tower has been sold. We began the construction of the North building (Phase 3) in 1997 to meet existing demand for office space which recovered in 1997, and plan to complete it in 4 stages. We completed and sold all of the available space in stage 1 of the North building in 1998 and began constructing stage 2 in November 1999 pursuant to a 50/50 partnership with Ingenieros Civiles Asociados ("ICA") which is Mexico's largest construction company. Stage 2 consisted of approximately 16,500 square meters of office space, which were finished and completely sold by the end of 2001. Stage 3 consists of a construction of approximately 16,500 square meters of office space through a 50/50 partnership with ICA, which commenced in November of 2001 and is expected to be completed by the end of 2003. Desc and ICA reinvested in this project the proceeds from the previous stage. Dine sold the land and permits, valued in the aggregate at approximately $5 million, to the partnership. The total expected cost for Stage 3 is approximately $18 million. Phases 4 and 5 are currently in the planning stages.

Residential developments

        Bosques de las Lomas--La Punta. We completed construction of the infrastructure for a 293,000 square meter high-income residential community in Bosques de las Lomas. Sales of undeveloped lots in this project commenced in September 1993 and approximately 95% of the lots had been sold by the end of 2002. We own 100% of the project and are the sole developer and manager. The total investment was approximately $40 million, including the cost of constructing a bridge that connects the development to Bosques de las Lomas.

        A new phase of La Punta, La Punta Peninsula will consist of four twelve-story residential buildings, each containing 25 condominiums. We entered into an agreement with Terrum, a Mexican real estate company, under which we contributed the first of 4 lots for the first Peninsula building and Terrum developed and sold the units. Our participation in the next two phases will be limited to selling the land to Terrum, who will construct the units. The sale of the fourth phase is pending.

        Bosques de Santa Fe. This 1,100,000 square meter development, located two miles south from the Santa Fe shopping mall, is currently being developed in partnership with private investors. The current plans call for the development of a high-income residential community with a nine-hole golf course. We own 73% of this land. We began building the infrastructure for this project in 1998 and commenced selling lots in June 1998. As of December 31, 2002, we had sold approximately 65% of the lots available. During the third quarter of 2001, Dine increased its stake in Bosques de Santa Fe from 50% to 73% with an investment of $30 million.

Tourist/resort developments

        Punta Ixtapa. This development is a resort encompassing approximately 390,000 square meters located on the western end of the hotel zone of Ixtapa. As currently planned, the total project will consist of a residential area containing lots for private construction, finished homes, villas and condominiums, a recreation center and two beach clubs. This project is intended to be developed in five phases over a twelve-year period. The first phase, consisting of the construction of finished homes and villas on a site of approximately 63,000 square meters, has been fully sold and construction has been completed. The second and third phases, consisting of the development and sale of residential lots on a site of approximately 153,000 square meters commenced in June 1993, of which approximately 80% of the lots were sold as of December 31, 2002. The remaining land is available for two additional phases of development for which firm plans have not yet been formulated. The total cost of the development is currently projected at $85 million, of which $65 million has been allocated for the first three phases.

        Punta Mita. We commenced in early 1997 the development of a 7.1 million square meter resort project located on beach front property in Costa Banderas, Nayarit, which is near Puerto Vallarta on the Pacific coast of Mexico. This project is intended to be developed over a 15-year period. The first phase was developed in partnership with Four Seasons Hotels and includes a world class luxury hotel consisting of 100 guest rooms, together with restaurants, bars, banquet, meeting and other public rooms, an 18-hole championship golf course and clubhouse, a tennis and sports complex, a fitness club, a spa facility, timeshare units, and residential lots. We invested $100 million in the first phase of this project. We completed the construction of the golf course in 1998, under the supervision of Jack Nicklaus and completed the construction of the hotel in 1999. The hotel and golf course opened for business on September 1, 1999. The hotel was expanded to 140 rooms in 2000. We sold our participation in the hotel to Strategic Hotel

Capital LLC in February 2001, as the hotel had already achieved our objective of anchoring the project. We received consideration of $52 million in the sale (including the assumption by the buyer of $11 million of net debt) of which we used $26.5 million to reduce consolidated debt. The hotel is operated by Four Seasons Hotels Ltd. pursuant to a long-term contract.

Other properties

        Bosques de La Estadia. Club Ecuestre Chiluca, S. de R.L. de C.V. ("Club Ecuestre") is negotiating the sale of all of its territorial reserves for approximately $79 million, which is expected to be finalized by the end of June 2003. Desc has a 77.26% ownership interest in Club Ecuestre and Fernando Senderos and Lucia Senderos collectively have a 22.74% ownership interest in Club Ecuestre. On May 29, 2003, Desc acquired the Senderos's 22.74% equity stake in Club Ecuestre and agreed to pay Fernando and Lucia Senderos 22.74% of the proceeds received from the sale of Club Ecuestre's territorial reserves, with the balance of the proceeds to be paid to Desc. It is currently expected that the purchase price for Club Ecuestre's territorial reserves will be paid in installments over a four-year period, with each such payment being allocated to Desc and the Senderos on a pro rata basis (based upon their relative holdings of Club Ecuestre's capital stock as of May 29, 2003 immediately prior to Desc's acquisition of the Senderos's equity stake, as noted above).

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

GOVERNMENTAL REGULATION

        The North American Free Trade Agreement ("NAFTA") became effective on January 1, 1994. Under NAFTA, Mexico, the United States and Canada agreed to phase out tariffs and other trade barriers on each other's products, as well as to liberalize or eliminate many barriers to investment. The lowering of U.S. and Canadian trade barriers has facilitated access to those markets while the lowering of Mexican barriers to U.S. and Canadian products, and in some cases investments, also has increased the competition in the Mexican market. While most changes required by NAFTA had to be implemented during the first six years of operation of the agreement, tariff and non-tariff restrictions on the most sensitive products will continue to be phased down through 2003, or in the case of a few products, 2008.

        In the automotive industry, the freeing of automotive trade between the parties is now virtually complete, to the extent required by NAFTA. All auto parts traded between the NAFTA countries are now duty free if they originate in Canada, Mexico or the United States. NAFTA has also required Mexico to gradually phase out its trade balancing and domestic value-added requirements imposed on original equipment manufacturers (OEMs). The remaining restrictions have little or no practical effect at this point, and the restrictions will be eliminated completely by the end of 2003. The phasing out of artificial restrictions has facilitated the integration of the North American industry, with beneficial effects for efficient Mexican parts producers such as

Desc. This liberalization as required by NAFTA is now essentially complete in all three countries.

        In the chemicals industry, NAFTA requires Mexico to phase out its tariffs to reduce barriers to foreign investment in Mexico, and imposes requirements that prohibit Pemex from discriminating against U.S. or Canadian persons in the supply of raw materials over which Pemex has a monopoly. As in the case of the automotive sector, duties and other restrictions in all three countries has now been completed to the extent required by the NAFTA.

        In the food industry, NAFTA requires Mexico gradually to phase out tariffs on imported feed products used by us. Since the enactment of NAFTA special regulations enacted by the Mexican government have permitted livestock growers to import feed products duty-free when domestic feed consumption is projected to exceed domestic feed production. While some Mexican farm groups have recently objected to this continued liberalization, the Mexican Government is aware it could face a strong U.S. reaction if Mexico took restrictive actions.

        In the food industry, NAFTA also implements procedures for certification of conformity with health and sanitary requirements to facilitate the export of Mexican pork and other agricultural products to the United States. The regulatory clearing procedures for importing pork products from Mexico's Yucatan Peninsula and the Northwest region into the United States have been put in place and these areas have been certified as disease-free areas by the U.S. Department of Agriculture. The state of Sonora also exports pork products to the United States. The United States is finalizing regulations in this regard which would open further export opportunities for Mexican producers.

        Desc continues to benefit from the policy changes required by NAFTA. Despite occasional disputes and threats of restrictions from both sides of the border, overall compliance has been good. Mexico, Canada and the United States have all benefited from the NAFTA, and each country realizes that it failed to continue to honor its commitments, that could result in countermeasures by the other countries. That gives greater stability to the liberalization required by NAFTA than the normal unilateral policies of governments.

        Domestic and Foreign Laws

        Our businesses are subject to extensive Mexican and U.S. federal, state, local and foreign Environmental Laws concerning, among other things, emissions to the air, discharges and releases to land and water, the generation, handling, storage, transportation, treatment and disposal of wastes and other materials and the remediation of environmental pollution caused by releases of wastes and other materials. The operation of any manufacturing plant and the distribution of chemical products entail risks under Environmental Laws, many of which provide for substantial fines and criminal sanctions for violations. There can be no assurance that significant costs or liabilities will not be incurred with respect to our operations and activities.

        For example, the fundamental Environmental Law in the Mexican federal system is the Ley General del Equilibrio Ecologico y la Proteccion al Ambiente (which means "General Law of Ecological Balance and Environmental Protection" or the "Ecological Law"). Under the Ecological Law, the Mexican government has implemented an aggressive program to protect the environment by promulgating standards concerning water, land and air pollution, hazardous waste and hazardous materials. The Mexican government also has enacted regulations concerning the importation and exportation of hazardous materials and hazardous waste. The

Mexican federal agency in charge of overseeing compliance with, and enforcing the federal environmental laws is Secretaria del Medio Ambiente y Recursos Naturales (the "Ministry of Environmental Protection and Natural Resources" or the "Semarnat"). As part of its enforcement powers, the Semarnat is empowered to bring administrative proceedings against companies that violate environmental laws, impose economic sanctions and close temporarily or permanently non-complying facilities.

        We, and particularly our Chemical Sector, owing to the use and production of substantial amount of substances, have emissions that are or could become subject to regulatory control. Desc considers that all of its facilities presently are in substantial compliance with applicable Environmental Laws as currently enforced.

        We are also subject to extensive governmental regulation from both domestic and U.S. governmental entities concerning our competitive and marketplace conduct, as well as the health, safety and working conditions of our employees.

        The Food Sector is subject to extensive governmental regulation from both domestic and U.S. governmental entities concerning, among other things, product composition, packaging, labeling, advertisement and the safety of our products.

        From time to time, additional legislative initiatives may be introduced that may affect our operations and the conduct of our businesses, and we cannot provide assurance that the cost of complying with these initiatives or that the effects of these initiatives will not have a material adverse effect on our profitability or financial condition in the future. In addition, we have no basis for predicting what effect, if any, stricter enforcement of existing laws and regulations would have on our results of operations, cash flows or financial condition.

SEASONALITY

        Our business is subject to seasonal effects and we have generally experienced the highest level of operations for our Autoparts Sector during the second and the third quarters, in the Chemical Sector during the second and third quarter and in the Food Sector during the third and fourth quarters. Given the nature our real estate business, it is difficult to identify a pattern with respect to the sales of this sector.

C.      ORGANIZATIONAL STRUCTURE

        Desc is a holding company and its operations are carried out by its direct and indirect wholly owned subsidiaries. Set forth below is a list of our principal subsidiaries as of December 31, 2002, including name, country of incorporation or residence, proportion of ownership interest and, if different, proportion of voting power held:

                                                                                PROPORTION OF
                                                      COUNTRY OF                OWNERSHIP INTEREST OR
                                                      INCORPORATION OR          PROPORTION OF VOTING
NAME OF ENTITY                                        RESIDENCE                 POWER HELD
----------------------------------------------------------------------------------------------------
Desc Automotriz, S.A. de C.V. ...............         Mexico                     99.9%
Industrias Negromex, S.A. de C.V. ...........         Mexico                     99.9%
Paratec, S.A. de C.V. .......................         Mexico                     99.9%
Industrias Resistol, S.A. de C.V. ...........         Mexico                     99.9%

                                                                                PROPORTION OF
                                                      COUNTRY OF                OWNERSHIP INTEREST OR
                                                      INCORPORATION OR          PROPORTION OF VOTING
NAME OF ENTITY                                        RESIDENCE                 POWER HELD
----------------------------------------------------------------------------------------------------
Quimir, S.A. de C.V. ........................         Mexico                     99.9%
Resirene, S.A. de C.V. ......................         Mexico                     99.9%
Rexcel, S.A. de C.V. ........................         Mexico                     99.9%
Nhumo, S.A. de C.V. .........................         Mexico                     60.0%
Dynasol Elastomeros, S.A. de C.V. ...........         Mexico                     50.1%
Cantiles de Mita, S.A. de C.V. ..............         Mexico                     96.0%
Canada de Santa Fe, S.A. de C.V. ............         Mexico                     73.0%
Promociones Bosques, S.A. de C.V. ...........         Mexico                      100%
Inmobiliaria Dine, S.A. de C.V. .............         Mexico                      100%
Agroken, S.A. de C.V.........................         Mexico                     99.9%
Corfuerte, S.A. de C.V.......................         Mexico                     77.3%
Authentic Acquisition Corporation, Inc.......         Delaware, U.S.A.           81.3%

        As of December 31, 2002, Desc Automotriz is a significant subsidiary. Collectively, Desc Automotriz, Agroken, Corfuerte and Authentic Acquisition Corporation control or own majority interests in more than 100 companies, including our principal subsidiaries such as Industrias Negromex, S.A. de C.V., Paratec, S.A. de C.V., Industrias Resistol, S.A. de C.V., Quimir, S.A. de C.V., Resirene, S.A. de C.V., Rexcel, S.A. de C.V., Nhumo, S.A. de C.V., Dynasol Elastomeros, S.A. de C.V., Cantiles de Mita, S.A. de C.V., Promociones Bosques, S.A. de C.V. and Inmobiliaria Dine, S.A. de C.V.

D.      PROPERTY, PLANTS AND EQUIPMENT

        Our corporate headquarters and executive offices, which we own, are located in Mexico City, Mexico and measure approximately 6,400 square meters. We believe that all our current properties and facilities are adequate for our present needs.

        For a description of our properties and plants, please reference each of the business segment descriptions set forth above under the heading "--Business Overview." We believe that there does not exist any material environmental issues that may affect the company's utilization of its assets.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

BASIS OF PRESENTATION

        You should read the following discussion in conjunction with the Financial Statements included elsewhere in this annual report. The Financial Statements have been prepared in accordance with Mexican GAAP, which differ in significant respects from U.S. GAAP, in particular by requiring Mexican companies to recognize effects of inflation. Note 4 to the Financial Statements provides a description of our significant accounting policies and Notes 22 and 23 to the Financial Statements provide a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to Desc and reconciliation to U.S. GAAP of our majority net income (loss) and majority stockholders' equity. Net income (loss) information included in this section consists of "majority net income (loss)," as referred to in the Financial

Statements, and therefore is net of minority interests attributable to third party equity interests in some of our subsidiaries, unless the context otherwise requires.

        Mexico experienced high inflation in some of the periods covered by the Financial Statements. The annual rates of inflation in Mexico, as measured by changes in the NCPI, were 18.6% in 1998, 12.3% in 1999, 9.0% in 2000, 4.4% in
2001 and 5.7% in 2002. Mexican GAAP requires that the Financial Statements recognize the effects of inflation. Financial statements are adjusted by applying NCPI factors. As a result, financial statements prepared under Mexican GAAP are stated in constant terms, that is, with adjustment for inflation, rather than in nominal terms. Therefore, all data for all periods in the Financial Statements, and the financial information derived from the Financial Statements and presented in this section, unless otherwise indicated, have been restated in constant Pesos of December 31, 2002. Increases or decreases shown as percentages reflect variations in constant Pesos. Peso amounts are in thousands of constant Pesos, unless otherwise noted.

CRITICAL ACCOUNTING POLICIES

        The preparation of the Financial Statements requires that we make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates, assumptions and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different estimates, assumptions, judgments or conditions. Our significant accounting policies are described in
Note 4 to our Financial Statements. On an on-going basis, we evaluate our estimates, assumptions and judgments, and we believe our most critical accounting policies that implicate the application of estimations, assumptions and/or judgments are:

Revenue recognition

        The SEC's Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition" requires that four basic criteria must be met before revenue can be recognized:
(1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management's judgments regarding the fixed nature of the fee and the collectibility of those fees.

        The companies in the Autoparts, Chemical and Food Sectors recognize revenues when products are shipped to unaffiliated customers. Our Real Estate Sector recognizes revenues and costs related to sales of developed plots and tracts when the sales contracts are formalized and sufficient down payment has been received. Revenue and the related costs from construction projects are recognized on a percentage-of-completion basis, with revisions to estimates reflected in the period in which changes become known.

Valuation of allowance for bad debts

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

Land held for development and real estate projects

        Undeveloped land, which represents territorial reserves held for future development, and real estate projects in progress are recorded at acquisition and construction costs and restated at their value in Dollars translated at the exchange rate in effect as of year end. This method is consistent with the practices followed in the real estate market in Mexico.

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

Labor liabilities

        Our employee liabilities include pension plan and seniority premium obligations. The determination of our obligation and expense for pension and other post-retirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 13 to the Financial Statements and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. In accordance with generally accepted accounting principles, actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expense and recorded obligation in such future periods. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other post-retirement obligations and our future expense.

Contingencies

        We account for contingencies in accordance with Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments". Such accounting principles require that we record an estimated loss from a loss contingency when information available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for contingencies such as environmental, legal and income tax matters requires us to use our judgment. While we believe that our accruals for these matters are adequate, if the actual loss from a loss contingency is significantly different than the estimated loss, our results of operations may be overstated or understated. Our significant contingencies are described in Note 11 to our Financial Statements.

Goodwill

        As we discuss in Note 4i) to our Financial Statements the goodwill resulting from acquisitions made in excess of book value, under Mexican GAAP, is amortized over periods ranging from five to 20 years, the terms over which the benefits from the investment will be realized.

A.      OPERATING RESULTS

Overview

        The slow recovery of the world economy had an impact on the global manufacturing sector. Desc's subsidiaries were not the exception: our sales volumes and margins declined accordingly.

        The growth of the Mexican economy was not only disappointing, but was also subject to considerable uncertainty, being reflected in the volatility of financial indicators such as the exchange rate. Under these difficult conditions, Desc has worked to maintain a healthy financial structure at all times.

Foreign Exchange Rates

        In fiscal year 2001 and 2002, foreign currency translation effects had significant effects on our results in which our Financial Statements are denominated. All of our business groups are subject to foreign currency translation effects; however, the Autoparts Sector and the Chemical Sector are particularly affected because they generate a significant portion of their operations though subsidiaries whose results are subject to foreign currency translation effects particularly in the U.S.

Restructuring

        During 2002, as one of the most important strategies to increase the efficiency of Desc, we continued the restructuring process named "Evolucion". This plan established a centralized structure of the financial functions, information technology, indirect purchases, planning and human resources. With this project we seek, firstly, to create a foundation of excellence in our human capital, capable of guiding Desc into this new century. At the same time, "Evolucion" will also allow us to take advantage of the synergies of Desc to make more efficient our administrative operation and our information technology platform. As a result of this effort, we will substantially reduce the ratio of administrative expenses to sales.

        Simultaneously, during 2002 and parallel to "Evolucion" project we experienced a change in the leadership of Desc. The Corporate Management areas of Planning and Human Resources, Finance and Administration, and Information Technology were created. Leopoldo Rodriguez, Arturo D'Acosta and Abel
Archundia will direct these areas respectively. Leopoldo and Arturo have been with Desc for 39 and 21 years respectively, and both have made immense contributions to Desc. Abel joined Desc recently after a successful academic and consultancy career.

        At the sector level, we also carried out significant changes in leadership. Mario Suro, who successfully restructured our carbon black business and later directed the Spicer business in the Automotive Sector, replaced Emilio Mendoza, who retired after 34 years at Desc and with an impeccable and successful career with Desc.

        In the Chemical Sector we also turned the leadership over to a new generation. After eleven successful years at Desc, Enrique Ochoa, opted to retire. Alejandro de Maria, responsible for the Ecosystems business, and Nicolas Gutierrez, head of our Polymers and Specialties companies, will report directly to the Executive Committee.

        We created a new business division called "Brands", which encompasses the branded products (food) and Industrias Resistol, under the leadership of Roger Patron, important collaborator of Desc for several years and with wide experience in the consumer oriented Chemical Sector.

        At the end of 2001, the total restructuring charges expected were approximately Ps.215,000, for which we established a reserve in 2001. These amounts were principally for severance payments to be paid to employees that are terminated. During 2002, the total amount of payments applied to the reserve were approximately Ps.139,000. We expect to finish the implementation of the restructuring by the end of the third quarter of 2003. As of May 2003, the total amount of severance payments accumulated during 2003 were approximately Ps.60,000.

ADDITIONAL CONSIDERATIONS

        Fenoquimia. In 1994, Fenoquimia, S.A. de C.V., a wholly owned subsidiary of Desc, filed a lawsuit against Sales Nacionales, S.A. de C.V. ("Sales Nacionales"), seeking to confirm the termination of certain agreements between them. Sales Nacionales filed a countersuit demanding, among other things, mandatory compliance with said contracts, plus the payment of damages and lost income. A final judicial resolution was issued on November 5, 1998, which ordered Fenoquimia to comply with the agreements in question and pay Sales Nacionales accrued damages and lost income. The amount of these accrued damages and lost income still needs to be approved by a court. The court rejected a previous request by Sales Nacionales of an amount of approximately $15 million, indicating that the criteria used by Sales Nacionales to calculate the damages was invalid. Sales Nacionales has filed a new $15 million petition, to which Fenoquimia has objected. While legal proceedings are subject to inherent uncertainty, we believe we have valid arguments to obtain a significant reduction in the amount of damages and lost income sought by Sales Nacionales.

        On March 12, 2002, the Company announced that Fenoquimia, S.A. de C.V., which produces and markets acetone and methylmethacrylate, filed for a "Concurso Mercantil" in Mexico, which is similar to "Chapter 11" protection under U.S. bankruptcy laws. The filing for a "Concurso Mercantil" was precipitated by the ongoing decline in the global petrochemical business cycle and the deterioration of export margins. Desc does not expect any material adverse effect, either financial or strategic, on its operations as a result of Fenoquimia's filing for a "Concurso Mercantil". On March 17, 2003, the Mexican court denied the "Concurso Mercantil" petition. Fenoquimia, S.A. de C.V., has filed an appeal against this decision. While legal proceedings are subject to inherent uncertainty, our Mexican counsel for this matter has advised us that we have a reasonable argument to win the pending appeal. We believe that there would be no material impact on the Chemicals Sector were our appeal to be denied.

        Fenoquimia solely manufactures MMA, which is a raw material used in the manufacture of our acrylic sheets. We believe that MMA is readily available at competitive prices from other suppliers. Accordingly, we do not believe that Desc or the Chemical Sector has been affected by Fenoquimia's filing of Concurso Mercantil and we do not believe we would be adversely affected were Fenoquimia to be closed or dissolved.

        Recall in the Automotive Parts Sector. At the end of 2001, Hayes Wheels Acero, S.A. de C.V., an indirect 60% subsidiary of Desc, received a claim from a customer alleging the existence of defects in certain wheels manufactured by Hayes Wheels Acero, S.A. de C.V. Following a period of negotiations with this customer, an agreement was reached whereby Desc Automotriz agreed to pay $7.0 million in full satisfaction of the claim. Desc does not believe that any other material claim may arise from this event.

        Closing of Bajio operations. The decline of results of our pork business in 2002 can be attributed to the poor results in the Bajio region, as well as the high costs, low production levels, low efficiency and higher mortality of animals in that area. Accordingly, during the third quarter of 2002, our Board of Directors decided that it was in the best interests of Desc to close the Bajio operations in September 2002. We incurred costs of Ps.408,511 to discontinue this operation.

        AquaNova Donation. In October 2002, Desc's Board of Directors decided to donate the shrimp business (AquaNova) to the Instituto Tecnologico y de Estudios Superiores de Monterrey (ITESM). This was part of our broader efforts to divest assets that are underperforming or non-strategic, which we believe will enhance our competitive stance.

        Hayes Lemmerz Mexican Joint Venture. On December 5, 2001, Hayes Lemmerz International, Inc. ("HLI"), its subsidiary Hayes Lemmerz International-Mexico, Inc. ("HLIM", and together with HLI, the "Debtors") and certain of their affiliates filed their respective petitions for relief under chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). On June 3, 2003, the Debtors emerged from bankruptcy. On March 28, 2003, Hayes Wheels de Mexico, S.A. de C.V. ("HWM"), Hayes Wheels Aluminio, S.A. de C.V. ("HW Aluminio") and Desc Automotriz (together with HWM and HW Aluminio, the "Claimants") filed a motion in the Bankruptcy Court seeking allowance of an administrative claim against the Debtors in a revised amount of $20.6 million, which claim arises from certain alleged post-petition wrongful conduct and breaches of contract by the Debtors in connection with certain agreements relating to the joint venture between HLIM and Desc Automotriz. The Bankruptcy Court has determined that HLIM may be compelled to arbitrate Claimants' pending claims in Mexico in accordance with the terms of the joint venture agreements. If an award is granted, the Bankruptcy Court will determine the enforcement of the award against the Debtors as an alleged administrative claim. Desc believes that the joint venture may be terminated. In 2002, the joint venture accounted for 0.87% of Desc's net consolidated sales in 2002 and 5.4% of the Autopart Sector's consolidated sales.

        Desc does not believe that any of the foregoing matters have had or is likely to have a material adverse effect on Desc.

     RESULTS OF OPERATIONS FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

        The following table provides information derived from our Financial
Statements:

                                                     YEAR ENDED DECEMBER 31,
                                     -------------------------------------------------------
                                           2000               2001                2002
                                     ---------------     ---------------     ---------------
                                               (In thousands, except percentages)
Net sales .........................  Ps.  25,208,446     Ps.  21,249,276     Ps.  19,582,937
Cost of sales .....................       18,716,230          15,662,761          14,977,545
Gross margin ......................             25.8%               26.3%               23.5%
Operating expenses ................  Ps.   4,001,216     Ps.   3,699,186     Ps.   3,565,380
Operating income ..................        2,491,000           1,887,329           1,040,012
Operating margin ..................              9.9%                8.9%                5.3%
Integral financial result .........  Ps.    (761,635)    Ps.    (335,031)    Ps.  (1,225,192)
Impairment of fixed assets ........         (167,768)            (97,341)            (49,041)
Other income (expenses), net ......         (479,914)           (499,846)            (81,099)
Provisions for income taxes and
 employee profit sharing ..........          603,886              62,597             242,113
Equity in associated companies and
 unconsolidated subsidiaries ......          (11,369)           (120,589)             (5,200)
Majority net income(loss) .........          303,359              43,711          (1,043,133)
Depreciation and amortization/(1)/.        1,291,809           1,260,426           1,269,144
Capital expenditures/(2)/..........        2,746,363           1,494,861           1,468,031
Exports (Ps. in millions) .........  Ps.      11,065     Ps.       9,677     Ps.       8,932

----------
(1)     Excludes depreciation of an idle plant.
(2)     Includes investments in real estate projects.

        The following table presents financial data from our consolidated statements of income expressed as a percentage of net sales:

                                                     YEAR ENDED DECEMBER 31,
                                     -------------------------------------------------------
                                          2000                2001                2002
                                     ---------------     ---------------     ---------------
Net sales ........................             100.0%              100.0%              100.0%
Cost of sales ....................              74.2                73.7                76.5
Gross margin .....................              25.8                26.3                23.5
Operating expenses ...............              15.9                17.4                18.2
Operating margin .................               9.9                 8.9                 5.3

                                                     YEAR ENDED DECEMBER 31,
                                     -------------------------------------------------------
                                          2000                2001                2002
                                     ---------------     ---------------     ---------------
Integral financial result ........              (3.0)               (1.6)               (6.3)
Equity in associated companies and
 unconsolidated subsidiaries .....               0.0                (0.6)                0.0
Other expenses, net ..............              (1.9)               (2.4)               (0.4)
Majority net income (loss) .......               1.2                 0.2                (5.3)

        2002 and 2001 compared. Consolidated net sales for 2002 decreased 7.8% to Ps.19,582,937 from Ps.21,249,276 in 2001, and exports were Ps. 8,932,094, representing a 7.6% decrease from 2001. These decreases were mainly due to the economic slowdown in the U.S. and Mexico, which started in 2001 and continued in 2002, primarily affecting the Autoparts and Chemical Sectors. In addition, net sales was also affected by higher raw material costs in the Chemical Sector, which were not passed on to final product prices at the same rate, and foreign currency exchange translation effects. Cost of sales decreased 4.4% from Ps. 15,662,761 in 2001 to Ps. 14,977,545 in 2002, principally due to the cost-reduction programs we implemented during the year, which was offset by the higher raw material costs. Our gross margin was 23.5% in 2002, which was lower than the 26.3% gross margin reported in 2001. Operating expenses decreased 2.8% from Ps. 3,669,186 in 2001 to Ps.3,565,380 in 2002, due to our cost-reduction measures. As a result, operating margin decreased from 8.9% in 2001 to 5.3% in 2002. The factors described above and the charges for discontinued operations contributed to our net majority loss in 2002.

        2001 and 2000 compared. Consolidated net sales for 2001 decreased 15.7% to Ps.21,249,276 from Ps.25,208,446 in 2000. This decrease was due to a 16.9% decline in sales in the Autoparts Sector, which reflects a 10.2% decline in production by the auto industry in the NAFTA market. In addition, the Chemical Sector's sales decreased 15.9% due to lower sales volumes resulting from the global economic slowdown, as well as a decline in the prices of chemical products. Sales in the Food Sector declined by 10.0% due to lower sales and reduced prices in the pork business. Sales in our Real Estate Sector fell by 22.3% due to lower sales in all our real estate projects. Exports sales were Ps. 9,677,031 during 2001, which represents a 12.5% decrease from 2000. Export sales in our Autoparts and Chemical Sectors decreased 11.0% and 9.8%, respectively, in comparison to 2000. This decline in exports was due to the U.S. economic slowdown. However, export sales in our Food Sector increased by 16.0% due to the higher sales at ASF. Cost of sales decreased 16.3% from Ps. 18,716,230 in 2000 to Ps. 15,662,761 in 2001, due to the cost-reduction measures implemented during the year. Our gross margin was 26.3% in 2001, which is 0.5% below our gross margin for 2000. Operating expenses decreased 7.5% from Ps. 4,001,216 in 2000 to Ps. 3,699,186 in 2001, due to cost-reduction measures. As a result, operating income decreased 24.2% to Ps. 1,887,329 in 2001 from Ps. 2,491,000 in 2000.
Operating margin decreased from 9.9% in 2000 to 8.9% in 2001, due to the economic slowdown, the appreciation of the Peso during the year, the increase in the prices of raw materials during the first months of the year in the Chemical Sector and an increase in salaries paid to employees. Net majority income showed a real annual decline of 85.6% from Ps. 303,359 in 2000 to Ps. 43,711 in 2001. This decrease was mainly due to the other charges related to our restructuring, which include the shut down of certain fixed assets and severance expenses.

SEGMENT REPORTING

Autoparts

        The economic climate in 2002 remained challenging and the complex macroeconomic environment affected the results of the Automotive Sector. Production in the U.S. and Mexican automotive industries declined 10.2% and 4.4%, respectively, when compared to 2000. Additionally, in the domestic market, the three main North American producers are losing market share as the younger demographic market shifts its preference towards European compact cars.

        The following table presents selected operating data for our Autoparts
Sector:

                                                      YEAR ENDED DECEMBER 31,
                                       -----------------------------------------------------
                                             2000              2001               2002
                                       ---------------    ---------------    ---------------
                                                (In thousands, except percentages)
Net sales ..........................   Ps.  11,758,601    Ps.   9,769,381    Ps.   8,398,394
Cost of sales ......................         8,625,040          7,382,001          6,615,119
Gross margin .......................              26.6%              24.4%              21.2%
Operating expenses .................   Ps.   1,403,971    Ps.   1,286,706    Ps.   1,163,785
Operating income ...................         1,729,590          1,100,674            619,490
Operating margin ...................              14.7%              11.3%               7.4%
Depreciation and amortization/(1)/ .   Ps.     626,646    Ps.     709,194    Ps.     705,140
Capital expenditures ...............         1,198,438            320,353            747,325

----------
/(1)/   Excludes depreciation of an idle plant.

        2002 and 2001 compared. During 2002, the Autoparts Sector's net sales decreased by 14.0%, from Ps. 9,769,381 in 2001 to Ps. 8,398,394 in 2002. Our sales were impacted by the closing of the Daimler Chrysler Lago Alberto Facility and the non-renewal of certain contracts with DaimlerChrylser (as the parties failed to reach agreement on the principal terms thereof), which collectively translated into a decline of approximately $200 million in annual sales, the reduced demand of automobiles in the NAFTA market as a result of the economic slowdown in the U.S. and Mexico and the strengthening of the Peso versus the Dollar. Production in the U.S. and Mexican automotive industries rose 7.5% and declined 2.4%, respectively, when compared to 2001. In addition, during 2002, as part of our strategy to sell non-strategic assets we closed our spark plugs (Bumex) and electric parts (IEA) businesses and sold the underlying operational assets; the total sales of these businesses represented $16.2 million in 2001 and did not contribute to our operating income. During 2002, exports sales were Ps.5,477,850, which represents an annual decrease of 13.6% compared to Ps.6,340,328 in export sales during 2001. Cost of sales decreased 10.4%, from Ps. 7,382,001 in 2001 to Ps. 6,615,119 in 2002 due to lower sales volume. Operating expenses decreased 9.6% from Ps. 1,286,706 in 2001 to Ps. 1,163,785 in 2002, which in part reflects lower expenses due to lower sales volume. As a result, operating income was Ps. 619,490 in 2002 compared to Ps. 1,100,674 in 2001. As a result of the above-mentioned reasons, operating margin decreased to 7.4% in 2002 compared to 11.3% in 2001.

        2001 and 2000 compared. During 2001, the Autoparts Sector's net sales decreased by 16.9%, from Ps. 11,758,601 in 2000 to Ps. 9,769,381 in 2001. This decline in sales was due to the lower demand of automobiles in the NAFTA market as a result of the economic slowdown in the U.S. and Mexico and the strengthening of the Peso versus the Dollar. Production in the U.S. and Mexican automotive industries declined 10.2% and 4.4%, respectively, when compared to 2000. During 2001, exports sales were Ps. 6,340,328, which represents an annual decrease of 15.2% compared to Ps. 7,478,470 in export sales during 2000. Cost of sales decreased 14.4%, from Ps. 8,625,040 in 2000 to Ps. 7,382,001 in 2001 due to lower sales. Operating expenses decreased 8.4% from Ps. 1,403,971 in 2000 to Ps. 1,286,706 in 2001, which in part reflects lower sales expenses. As a result, the operating income was Ps. 1,100,674 in 2001 compared to Ps. 1,729,590 in 2000. Operating margin decreased to 11.3% in 2001 compared to 14.7% in 2000.

Chemicals

        During 2002, the Chemical Sector experienced a slight reduction in its sales. However, exports increased 12% reaching Ps. 2,441,402. This increase in the exports partially compensated the decrease of demand in the Mexican market.

        The weakness of the markets and the rise in the prices of raw materials like styrene monomer, butadiene monomer and acrylonitrile monomer, as well as, natural gas severely affected the industry in general. The rise in raw materials prices could not be transferred with the same speed to the final product due to aggressive competition and the weakness of demand for chemical products, thereby affecting our operating result. As a result of the above-mentioned reasons, the operating margin for 2002 was 4.7% lower than the 7.5% recorded in 2001.

        It is important to mention, that for this same reason in 2002, various world wide chemical companies registered decreases in their operating income compared to 2001.

        Additionally, in the domestic market, the closing of the tire-production Euzkadi facility, as well as the structural crisis in the footwear industry, caused additional reductions in the industrial demand level.

        During 2002, the Chemical Sector continued with the implementation of several strategies in order to control the critical supply of some raw materials, thereby avoiding negative impacts due to the temporary or definitive closing of some supply sources.

        As part of restructuring of our portfolio to discontinue operating non-core assets, the natural pigments business (Bioquimex) was closed.

        The investments for the year reached $18.3 million and were focused primarily in projects to improve the productivity and efficiency in solution rubbers, polystyrene and particle boards, the relocation of the production of polyurethane adhesives to the Lerma facility and the acquisition of the rights of the forest plantation to guarantee the cellulosic supply for the production of particle boards.

        Beginning in 2000, we combined our diversified products segment, which includes adhesives, glues, waterproofing, additives and sealants, with our petrochemicals segment. These businesses are now reported together as our chemicals segment. Prior years results have been restated to reflect this change.

        The following table presents selected operating data for our Chemical
Sector:

                                                                   YEAR ENDED DECEMBER 31,
                                                     ----------------------------------------------------------
                                                           2000                 2001                 2002
                                                     ---------------       --------------        --------------
                                                                 (In thousands, except percentages)
Net sales................................            Ps.   8,385,813       Ps.  7,054,071        Ps.  6,936,483
Cost of sales............................                  6,517,378            5,264,892             5,261,413

Gross margin.............................               22.3%              25.4%               24.1%
Operating expenses.......................    Ps.   1,263,954     Ps.  1,260,381      Ps.  1,346,692
Operating income.........................            604,481            528,798             328,378
Operating margin.........................                7.2%               7.5%                4.7%
Depreciation and amortization/(1)/.......    Ps.     324,975     Ps.    384,549      Ps.    343,376
Capital expenditures.....................            358,812            251,262             268,219

----------
/(1)/   Excludes depreciation of an idle plant.

        2002 and 2001 compared. Net sales decreased 1.7%, from Ps. 7,054,071 in 2001 to Ps. 6,936,483 in 2002. The continuing depressed global economic conditions, the global oversupply of chemical products and increased price competition contributed to the decrease in sales. The decrease in sales was primarily due to lower volumes during the second half of the year resulting from the worldwide economic slowdown, market contractions in the tire, furniture, construction, packaging and disposable products industries, as well as the high inventory levels of our clients. In 2002 prices were affected, in most businesses, by the depressed global economic situation, and strong competitive landscape characterized by low prices and the oversupply of some products such as plastic, rubber and laminates. In 2002, export sales were equal to Ps. 2,441,402, which reflects an 12% increase from 2001, but were partially offset by a decrease in demand in the Mexican market due to the closing of the Euzkadi tire-production facility, as well as the structural crisis in the footwear industry. During 2002, cost of sales decreased 0.1% to Ps. 5,261,413, compared to Ps. 5,264,892 in 2001, and operating expenses increased 6.4% to Ps.1,346,692, compared to Ps.1,260,381 in 2001. The decrease in costs of sales was due to cost-reduction measures and the greater utilization of installed capacity. The rise in the prices of raw materials like styrene monomer, butadiene monomer and acrylonitrile monomer, as well as, natural gas severely affected the industry in general, including Desc. The rise in raw material prices could not be transferred at the same rate to the final product due to the aggressive competition and the weak demand. Due to the decrease in sales, operating income declined 37.9%, from Ps. 528,798 in 2001 to Ps. 328,378 in 2002. As a result of the above-mentioned reasons, operating margin decreased to 4.7% in 2002 compared with 7.5% in 2001.

        2001 and 2000 compared. During 2001, net sales decreased 15.9%, from Ps. 8,385,813 in 2000 to Ps. 7,054,071 in 2001. This decline was due to the depressed global economic conditions, the global oversupply of chemical products and increased price competition. In the domestic market, the shutdown of three tire manufacturing facilities, one of which occurred in 2000 and the other two in 2001 (one of which subsequently reopened in May 2002), caused reductions in the domestic industrial demand level. During 2001, cost of sales decreased 19.2% to Ps.5,264,892, compared to Ps.6,517,378 in 2000, and operating expenses decreased 0.3% to Ps.1,260,381, compared to Ps.1,263,954 in 2000. The decrease in costs of sales and operating expenses was due to cost-reduction measures and the greater utilization of installed capacity. Due to the decrease in sales operating income declined 12.5%, from Ps. 604,481 in 2000 to Ps. 528,798 in 2001. The operating margin increased to 7.5% in 2001 compared with 7.2% in 2000, due to the efficiencies achieved through our cost-reduction measures.

Food

        Our Food Sector experienced mixed results during 2002.

        The branded products business posted volume increases due to increased market share in its main products and markets, such as tomato paste and canned tuna in Mexico, and salsas in the Western United States, despite the fact that it experienced no growth in food service and grocery stores in this market. The tuna business experienced record fishing levels, which translated into significantly lower costs.

        In Mexico an important margin recovery was achieved through price increases and cost and expense measures. The United States business did not experience a similar situation as a result of the weak market conditions caused by the September 11th terrorist attacks and the effect of the Peso-Dollar rate on the competitiveness of Mexican manufactured products for sale in the United States.

        The pork business experienced a difficult year due to the increase in the cost of grains (corn, sorghum and soy puree) at an international level as well the significant decline in certain pork cuts prices in Mexico, which caused an important decrease in operating margins. To offset this impact, at the end of 2002, we divested our least efficient plants located in Central Mexico.

        The following table presents selected operating data for our Food
Sector:

                                                    YEAR ENDED DECEMBER 31,
                                       -----------------------------------------------
                                             2000            2001             2002
                                       --------------   --------------   -------------
                                               (In thousands, except percentages)
Net sales..........................    Ps.  3,946,081   Ps.  3,552,322   Ps.  3,445,214
Cost of sales......................         2,993,760        2,588,219        2,666,619
Gross margin.......................              24.1%            27.1%            22.6%
Operating expenses.................    Ps.    908,599   Ps.    795,855   Ps.    680,124
Operating income...................            43,722          168,248           98,471
Operating margin...................               1.1%             4.7%             2.9%
Depreciation and amortization......    Ps.    232,942   Ps.    175,321   Ps.    166,688
Capital expenditures...............           350,171          178,342           30,161

        2002 and 2001 compared. During 2002, net sales declined by 3.0%, from Ps. 3,552,322 in 2001 to Ps. 3,445,214, due to lower sales in our pork business, the closing of the Bajio operations, a 22% reduction in pork prices and the discontinuance of our shrimp business in 2001. The decrease in net sales was partially offset by increases in our branded food business and savings from cost reduction programs. In our pork business, exports to Japan increased by 21.9%. Cost of sales increased 2.9% to Ps. 2,666,619, compared to Ps. 2,588,219 in 2001 due in part to an increase in price of grains used in our pork business, and operating expenses decreased 14.5% from Ps. 795,855 in 2001 to Ps. 680,124 in 2002, due in part to our cost-reduction measures. Operating income decreased 41.5%, from Ps. 168,248 in 2001 to Ps. 98,471 in 2002, due to the restructuring of our branded food business and the implementation of a new distribution strategy. As a result, operating margin decreased from 4.7% in 2001 to 2.9% in 2002.

        2001 and 2000 compared. During 2001, net sales declined by 10.0%, from Ps. 3,946,081 in 2000 to Ps. 3,552,322, due to lower sales in our pork business, which is related to low pork prices and the discontinuance of our shrimp business in 2001. Cost of sales decreased 13.5% to Ps. 2,588,219, compared to Ps. 2,993,760 in 2000, and operating expenses decreased 12.4% from Ps. 908,599 in 2000 to Ps. 795,855 in 2001, due to our cost-reduction measures. Operating income increased 284.8%, from Ps. 43,722 in 2000 to Ps. 168,248 in 2001, due to the restructuring of our branded food business, the implementation of a new distribution strategy and significant cost reductions. As a result, operating margin increased from 1.1% in 2000 to 4.7% in 2001.

Real Estate

        In 2002, the Real Estate Sector, as with the rest of the Desc's sectors, was affected by the slow recovery of the North American and domestic economy. In 2002, the Real Estate Sector registered sales of $78 million, which represented a decline of 8.5% compared to the $85 million recorded in 2001. The decrease in sales was caused by the economic factors mentioned above thereby pushing sales delays in the "Punta Mita" and "Bosques de Santa Fe" projects into the year 2003.

        In 2002, operating margins were 11.3% and operating income declined 43.6% to Ps.86,533 in 2002 from Ps.153,350 in 2001. This decrease was caused by a mixture of sales with smaller margins and a decline in sales.

        In regards to the tourist area, there were important advances. The Punta Mita development continued successfully with the structure for the commercialization of the diverse real estate products being offered coupled with the ability to sell various lots possessing several dimensions and characteristics. Sales continued on lands designated as "Ranchos", large lots of approximately one hectare, near the seashore. Sales of lots adjacent to the golf course continued, as well as some beach lots that constitute the product with the higher development.

        As for the residential developments, significant advances were also achieved in urbanization as well as in the commercialization of "Bosques de Santa Fe", a project located in the southern part of Santa Fe in Mexico City. The accumulated sales of the residential lots reached over 80% while the multifamily lots reached 42%. At the moment there are more than 20 houses and 40 apartments under construction. Several families are already living in the development and have already integrated the development operational structure.

        Due to the great success enjoyed by North Building "B", the end of 2001 saw the beginning of construction of the North Building "C" of project Arcos Bosques that is 16,500 square meters of saleable area and more than 43,000 square meters of built area, which continued during 2002. We have a 50% association with ICA in this project and plan to finish by the end of 2003. At the moment, 70% has been completed and 20% pre-sold. In addition to "Bosques de Santa Fe", we continued promoting the residential lots of "La Estadia", "Punta Ixtapa" and "La Punta Bosques" (the only available lots being three in "Punta Bosques", two in "Punta Ixtapa" and 14 in "La Estadia") achieving a good number of sales in spite of the difficult economic situation in 2002.

        The following table presents selected operating data for the Real Estate
Sector:

                                                                      YEAR ENDED DECEMBER 31,
                                                  -----------------------------------------------------------
                                                        2000                2001                   2002
                                                  ----------------   ------------------      ----------------
                                                                (In thousands, except percentages)
Net sales
     Residential................................  Ps.      309,442   Ps.        327,823      Ps.      341,223
     Tourism/resort.............................           463,693              282,495               227,062
     Commercial.................................           325,629              242,916               200,478
                                                  ----------------   ------------------      ----------------
       Total....................................  Ps.    1,098,764   Ps.        853,234      Ps.      768,763
                                                  ================   ==================      ================
Cost of sales/(1)/..............................           585,498              452,466               429,532
Gross margin....................................              46.7%                47.0%                 44.1%
Operating expenses..............................  Ps.      342,245   Ps.        247,418      Ps.      252,698
Operating income................................           171,022              153,350                86,533

                                                                      YEAR ENDED DECEMBER 31,
                                                  -----------------------------------------------------------
                                                        2000                2001                   2002
                                                  ----------------   ------------------      ----------------
                                                                (In thousands, except percentages)
Net sales
Operating margin................................              15.6%                18.0%                 11.3%
Depreciation and amortization...................  Ps.       73,141   Ps.         37,618      Ps.       22,513
Capital expenditures/(2)/.......................            99,059                2,648                24,023
Investments in real estate projects/(3)/........           737,842              739,690               393,286

----------
/(1)/ Includes recognized cost of land, subcontracted construction costs, permit costs, architects' and engineering fees and related costs. These costs are recognized proportionately as revenues are received for the particular project.
/(2)/ Includes expenditures made during the relevant period related to the Santa Fe shopping mall, in which we hold a 50.1% interest, including acquisitions of land, construction costs, permits, and architects' and engineering fees. Does not include expenditures for other projects in our Real Estate Sector which are being developed for sale.
/(3)/ Includes expenditures made during the relevant period for acquisitions of land, construction costs, permits, architects' and engineering fees and related items, except for expenditures related to the Santa Fe shopping mall.

        2002 and 2001 compared. During 2002, net sales declined by 9.9%, from Ps. 853,234 in 2001 to Ps. 768,763 in 2002. This decline was due to the slowdown of the U.S. and Mexican economies, thereby delaying sales of the Punta Mita and Bosques de Santa Fe projects into 2003. The cost of sales declined by 5.1% to Ps. 429,532 in 2002 compared to Ps. 452,466 in 2001, due to a lower sales volume and our cost-reduction programs, and operating expenses increased by 2.1%, from Ps. 247,418 in 2001 to Ps. 252,698 in 2002. Consequently, gross margin decreased to 44.1% in 2002 compared to 47.0% in 2001. Operating income declined 43.6% to Ps. 86,533 in 2002 from Ps.153,350 in 2001 due to the decline in sales. The operating margin in 2002 was 11.3% compared to 18.0% in 2001, which reflects a mixture of sales with smaller margins.

        2001 and 2000 compared. During 2001, the net sales of this sector declined by 22.3%, from Ps. 1,098,764 in 2000 to Ps. 853,234 in 2001. This decline was due to the slowdown of the U.S. and Mexican economies. The projects with the highest contributions to sales were Bosques de Santa Fe, Punta Mita and Arcos Bosques. Bosques de Santa Fe contributed 28.6% of the total sales in the Real Estate Sector due to its strong sales of single-family lots. Arcos Bosques contributed 19.6% of the total sales in the Real Estate Sector due to its sale of that part of the North Building identified with the letter "B". Punta Mita lot sales were affected by the slowdown of the U.S. economy, contributing 18.4% of the total sales in the Real Estate Sector. The cost of sales declined by 22.7% to Ps.452,466 in 2001 compared to Ps. 585,498 in 2000, and operating expenses declined by 27.7%, from Ps. 342,245 in 2000 to Ps. 247,418 in 2001, due to a lower sales volume and our cost-reduction programs. Consequently, gross margin rose slightly to 47.0% in 2001 compared to 46.7% in 2000. Operating income declined 10.3% to Ps. 153,350 in 2001 from Ps.171,022 in 2000 due to the decline in sales. The operating margin in 2001 was 18.0% compared to 15.6% in 2000.

Integral financial result

        Integral financial result includes: (1) interest expense paid by us on financing, (2) interest earned by us on temporary investments, (3) the variations in our UDI-denominated debt which result from the inflation adjustment mechanism of these instruments, (4) foreign exchange gains or losses on our foreign currency-denominated monetary assets or liabilities, and (5) monetary earnings or losses due to the effects of inflation on our net monetary liability or asset position. To the extent that our monetary liabilities exceed our monetary assets during inflationary periods, we will generate a monetary position gain.

        The following table presents the components of our integral financial result for each of the periods indicated:

                                                             YEAR ENDED DECEMBER 31,
                                              -----------------------------------------------------
                                                   2000               2001               2002
                                              ---------------    ---------------    ---------------
                                                           (In thousands, except percentages)
Interest expense.....................         Ps.  (1,246,412)   Ps.  (1,035,186)   Ps.    (832,071)
Interest income......................                 153,576            121,392             65,588
UDI variation........................                (119,207)          (105,109)          (116,041)
Exchange, gain (loss), net...........                (334,383)           323,214           (740,939)
Gain on monetary position............                 784,791            360,658            398,271
Integral financial result............         Ps.    (761,635)   Ps.    (335,031)   Ps.  (1,225,192)

        2002 and 2001 compared. In 2002, the integral financial result reflected a loss of Ps. 1,225,192 compared to a loss of Ps. 335,031 in 2001. This result was mainly due to the combination of the following factors: i) a decline of 19.62% in interest expense, from (Ps. 1,035,186) in 2001 to (Ps. 832,071) in
2002; ii) a 45.97% decrease in interest income from Ps. 121,392 in 2001 to Ps. 65,588 in 2002; iii) a devaluation of the peso exchange rate during 2002, which resulted in an exchange rate loss of Ps. 740,939 compared to an exchange rate gain of Ps. 323,214 in 2001; iv) a loss of Ps. 116,041 from the two medium-term notes denominated in UDIS, and v) a 10.43% increase in the gain from monetary position, from Ps. 360,658 in 2001 to Ps. 398,271 in 2002.

        2001 and 2000 compared. In 2001, the integral financial result reflected an expense of Ps. 335,031 compared to an expense of Ps. 761,635 in 2000. The reduced expense was due mainly to: (1) a decline of 16.95% in interest expense, from Ps. (1,246,412) in 2000 to Ps. (1,035,186) in 2001, due to a decrease in our outstanding debt and lower interest rates; (2) a 20.96% decrease in interest income, from Ps.153,576 in 2000 to Ps.121,392 in 2001; (3) an appreciation of the peso exchange rate during 2001, which resulted in an exchange gain of Ps.323,214 in 2001 compared to an exchange loss of Ps.334,383 in 2000; (4) a loss of Ps.105,109 from the two medium-term notes denominated in UDIS and (5) a 54.04% decline in the gains on monetary position, from Ps.784,791 in 2000 to Ps.360,658 in 2001, due to the lower inflation in 2001 compared to 2000.

Equity in associated companies and unconsolidated subsidiaries

        The Company reported a loss from equity in associated companies and unconsolidated subsidiaries of Ps. 5,200 in 2002 compared to a loss of Ps. 120,589 in 2001. The losses posted in 2001 were a result of the discontinuance of the shrimp business.

Other expenses and extraordinary items

        In 2002, net other expenses and extraordinary items amounted to Ps. 130,140, compared to Ps. 895,349 in 2001. The main expenses in 2002 consist in amortization of goodwill, pre-operating expenses and patents of Ps. 113,002 and impairment of fixed assets of Ps. 49,041, among others. In 2001, other expenses and extraordinary items were principally related to our corporate restructuring and consisted of amortization of goodwill, expenses incurred prior to the commencement of operations and amortization of patents, which collectively were equal to Ps.189,953, indemnity payments equal to Ps.180,882, corporate restructuring reserves and impairment of assets expenses equal to Ps.395,503 and other charges equal to Ps.129,011.

Income taxes and employee profit sharing

        As a result of amendments to the Mexican income tax law which became effective on January 1, 1999, the nominal corporate income tax rate was increased from 34% to 35%. The nominal corporate tax rate, however, may not be less than 1.8% of the average value of a company's assets, subject to some adjustments, whether or not the company had taxable income for the year. From 1999 through 2001, companies were permitted to defer a portion of their income tax liability on their net taxable income until dividends were paid from that income. For 1999, companies initially were required to pay income tax at a 32% rate, with the remaining 3% income tax liability payable on a proportional basis upon the distribution of dividends. For 1999, 2000 and 2001, the income tax liability due initially was 30% and the remaining 5% income tax could be deferred. Effective January 1, 2002, a new Mexican income tax became effective and eliminated the option to defer the 5% portion of the income tax payment and reduces the 35% tax rate by one percentage point each year until reaching 32% in 2005. The deduction for employee statutory profit-sharing (PTU) and the obligation to withhold taxes on dividends paid to individuals or foreign resident were also eliminated. With some exceptions, the amendments to the Mexican income tax laws also limit the extent to which we may reduce our consolidated tax liability by offsetting tax liabilities in some of our subsidiaries against tax losses in other subsidiaries, to 60% of our equity interest in the relevant subsidiaries.

        In addition, aside from wages and agreed-upon fringe benefits, we and each of our subsidiaries are required by law to provide to our workers a share of our profits equal to 10% of taxable profit of the relevant company, calculated before any adjustments for inflation or amortization of fiscal losses of previous years.

        Revised Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing," became effective on January 1, 2000 for all Mexican companies. Prior to the effective date of this Bulletin, companies reporting under Mexican GAAP did not record the deferred tax effect of recurring temporary differences in the timing of the recognition of income and expenses for financial statement and income tax purposes. These differences, together with other non-recurring and permanent differences between income and expenses for accounting and tax purposes, resulted in an effective income tax rate that was lower than the statutory rate. New Bulletin D-4 requires that the comprehensive deferred effects (assets or liabilities) applicable to the cumulative temporary differences between assets and liabilities for financial statement and tax purposes be recorded. Deferred employee profit sharing will be calculated only for the temporary differences of the year whose reversal period can be determined. Our effective income tax rate for corporate income taxes was 43.5% in 2000, (9.5)% in 2001 and (43.6)% in 2002, as compared to the combined statutory rates of 35% in 2000, 2001 and in 2002.

        As mentioned in Note 4 to the Financial Statements, beginning in January 2000, Desc adopted the provisions of Bulletin D-4 "Accounting for Income and Asset Taxes and Employee Profit Sharing". The effect of the adoption was to recognize an initial long-term liability for deferred income taxes in the amount of Ps.1,815,243 affecting stockholders' equity under "Cumulative effect of initial recognition of deferred income taxes" and Ps.752,931 affecting minority interest. The provision for income taxes for the year 2000 increased by Ps.114,692.

U.S. GAAP RECONCILIATION

        In 2002, we had a net loss under U.S. GAAP of Ps.2,094,894 compared to net loss under Mexican GAAP of Ps.1,043,133. In 2001, we had net loss under U.S. GAAP of Ps.128,795 compared to net income under Mexican GAAP of Ps.43,711. In 2000, we had net income under U.S. GAAP of Ps.546,634 compared to net income under Mexican GAAP of Ps.303,359. These differences are attributable mainly to the recognition of deferred taxes and employee profit sharing, net of their monetary gain and the effect of the minority interest. The other major reasons for these differences relate to the recognition of the benefits of tax consolidation, preoperating expenses, as well as the minority interest and inflation effect of the U.S. GAAP adjustments and additionally in 2002 for the impairment of the goodwill.

        For a further description of these and other adjustments under U.S. GAAP, see Notes 22 and 23 to the Financial Statements. Also, in Note 22 to the Financial Statement there is a discussion of recently issued accounting standards and their estimated impact on Desc's financial position and results of operations.

NEW ACCOUNTING PRINCIPLES

Mexican GAAP

        In December 2001, the Mexican Institute of Public Accountants (IMCP) issued new Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" (C-9), whose provisions are mandatory for fiscal years beginning January 2003, although early application is encouraged. C-9 supersedes the former bulletins C-9, "Liabilities", and C-12, "Contingencies and Commitments", and establishes additional guidelines clarifying the accounting for liabilities, provisions and contingent assets and liabilities, and establishes new standards for the use of present value techniques to measure liabilities and accounting for the early settlement of obligations.

        In January 2002, the IMCP issued the new bulletin C-8, "Intangible Assets" (C-8), whose provisions are mandatory for fiscal years beginning January 1, 2003, although early application is encouraged. C-8 supersedes the former Bulletin C-8, "Intangibles", and establishes that project development costs should be capitalized if they fulfill the criteria established for recognition as assets. Any preoperating costs incurred after the effective date of this Bulletin should be recorded as an expense, unless they meet certain criteria. The unamortized balance of capitalized preoperating costs under the former Bulletin C-8 will continue to be amortized. C-8 requires identification of all intangible assets to reduce as much as possible the goodwill relative to business combinations.

        In December 2002, IMCP issued the new bulletin E-1, "Agriculture" (E-1), the observance of which is also compulsory for fiscal years beginning on or after January 1, 2003, although earlier observance is recommended. Bulletin E-1 establishes the rules for valuing, presenting and disclosing biological assets and agricultural products, which includes the administration carried out by a related party with the respect to biological transformation of live animals or plants (biological assets) that are destined to be sold as an agricultural product or as a comprehensive part of a biological asset. Bulletin E-1 requires biological assets and agricultural products to be valued at their fair market value, less the estimated costs at the point of sale. Bulletin E-1 also states that when the fair market value cannot be determined in a reliable and objective manner, the aforementioned assets should be valued at production cost, less accumulated depreciation. We have not finished quantifying the effect of the adoption of these new accounting standards in the balance sheet and income statement, but believe that such adoption will not have a material effect on the balance sheet and results of operations.

        In May 2003, the IMCP issued Bulletin C-12 "Financial Instruments with Characteristics of Liabilities, Equity or Both" (C-12), whose provisions are mandatory for fiscal years beginning January 1, 2004, although early application is encouraged. C-12 incorporates the related portions of other bulletins issued by the IMCP with respect to the issuance of debt, capital or compound financial instruments, as well as those standards considered necessary for the accounting recognition of such instruments. As a result, C-12 indicates the basic distinctions between liabilities and equity and establishes the rules for the initial classification and measurement of the liability and equity components of compound financial instruments. Subsequent recognition and measurement of the liability and equity components of financial instruments remains subject to previously issued applicable standards.

        In April 2003, Bulletin B-5, "Financial Information by Segment" (B-5), issued by the IMCP went into effect superseding the provisions in International Accounting Standard ("IAS") No. 14, "Segment Reporting," which was a supplement based on the provisions in Bulletin A-8, "Aplicacion Supletoria de Normas Interacionales de Contabilidad" (Suppletory Application of International Accounting Standards), with respect to disclosing financial information by segment. The provisions of this new bulletin are substantially similar to those of IAS No. 14; however, they incorporate a managerial focus, which requires at a minimum disclosure of the segment information that is used by management to make decisions. These new provisions do not change the segment information previously presented by us.

        We have not finished quantifying the effect of the adoption of these new accounting standards in the balance sheet and income statement, but believe that such adoption will not have a material effect on the balance sheet and results of operations.

        In March 2003, the IMCP issued Bulletin C-15, "Impairment of Long-Lived Assets and their Related Disposal" (C-15), whose application is mandatory for financial statements of periods beginning January 1, 2004, although early application is encouraged. C-15 establishes, among other things, new rules for the calculation and recognition of losses from impairment of such assets and their reversal, and presents examples of indications of possible impairment in the value of long-lived intangible or tangible assets in use, including goodwill. To calculate the loss from impairment requires determination of the recovery value, now defined as the higher of the net selling price of a cash generating unit and its value in use, which is the present value of future net cash flows, using an appropriate discount rate. The provisions issued prior to this Bulletin use future net cash flows referred to purchasing power of the evaluation date, which therefore does not require discounting of such flows.

        We have not finished quantifying the effect of the adoption of this new accounting standard in the balance sheet and income statement.

U.S. GAAP

        In June 2001, the FASB issued SFAS No. 143, which is effective for Desc beginning in 2003. Desc plans to adopt this new standard in 2003. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the year in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Desc does not expect that this new standard will have a significant impact on its financial position or results of operations.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No.4, 44, and 64, Amendment of FASB Statement No.13, and Technical Corrections", which requires that gains and losses from extinguishment of debt in all years presented be classified as extraordinary items only if they meet the criteria of APB Opinion 30, "Reporting the Results of Operations - Discontinued Events and Extraordinary Items". The amendment of SFAS No. 13, "Accounting for Leases", eliminates an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The new standard will be effective for financial statements issued for fiscal years beginning after May 15, 2002 and lease transactions occurring after May 15, 2002, with early application encouraged. Desc plans to adopt this new standard in 2003. As of December 31, 2002, Desc has not completed its evaluation of the effect of adopting this new principle.

        In June 2002 the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The principal difference between SFAS No. 146 and EITF 94-3 relates to its requirement that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred, as opposed to recognition under EITF 94-3 at the date of an entity's commitment to an exit plan. The provisions of SFAS No.146 will be effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Previously issued financial statements cannot be restated, and the provisions of EITF 94-3 shall continue to apply for an exit activity initiated under an exit plan prior to the initial application of SFAS No. 146. Desc plans to adopt this new standard in 2003. Desc does not expect that this new standard will have a significant impact on its financial position or results of operations.

        In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), which requires that the guarantor recognize, when certain guarantees are established, a liability for the fair value of the obligation undertaken in issuing such guarantee. FIN 45 also requires additional disclosure requirements about the guarantor's obligations under certain guarantees that it has issued. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statement periods ending after December 15, 2002. Desc does not expect the adoption of FIN 45 will have a material effect on its financial position, results of operations or cash flows.

        In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all companies that hold a variable interest in a variable interest entity created after January 31, 2003. For a variable interest held by Desc in a variable interest entity created before February 1, 2003, Desc will apply the provisions of FIN 46 no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. Desc does not expect that the adoption of FIN 46 will have a material impact on its financial position, results of operations or cash flows.

        In April 2003, the FASB issued SFAS No. 149, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. The changes in this statement improve financial reporting by requiring that contracts with comparable characteristics to be accounted for similarly. The new standard will be effective for contracts entered into or modified after June 30, 2003, except as stated below, and for hedging relationships designated after June 30, 2003. In addition, except as stated below, all provisions of this statement should be applied prospectively.

        The provisions of this statement that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. We do not anticipate that this new standard will have a significant impact on our financial position or result of operations.

        In May 2003, the FASB issued SFAS No. 150, which aims to eliminate diversity in practice by requiring that the following three types of financial instruments be reported as liabilities by their issuers:

        . Mandatorily redeemable instruments (i.e., instruments issued in the form of shares that unconditionally obligate the issuer to redeem the shares for cash or by transferring other assets).

        . Forward purchase contracts, written put options, and other financial instruments not in the form of shares that either obligate or may obligate the issuer to settle its obligation for cash or by transferring other assets.

        .       Certain financial instruments that include an obligation that
                (1) the issuer may or must settle by issuing a variable number of its equity shares and (2) has a "monetary value" at inception that (a) is fixed, (b) is tied to a market index or other benchmark (something other than the fair value of the issuer's equity shares), or (c) varies inversely with the fair value of the equity shares, for example, a written put option.

        To date these types of instruments have been variously reported by their issuers as liabilities, as part of equity, or between the liability and equity sections (sometimes referred to as "mezzanine" reporting) of the balance sheet. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003, and pre-existing instruments effective at the beginning of the first interim period beginning after June 15, 2003. We do not expect that the adoption of SFAS No. 150 will have a material impact on our financial position, results of operations or cash flows.

B.      LIQUIDITY AND CAPITAL RESOURCES

Defaults

        In May and June of 2002, we entered into two credit agreements with two syndicates of banks (the "Credit Agreements"). One credit agreement with a syndicate of Mexican banks, for which BBVA-Bancomer, S.A. acts as the administrative agent, is for an amount of Ps.1,300 million (or $130 million) with a maturity of five years and an average life of 3.3 years. The second credit agreement with a syndicate of international banks, for which Citibank, N.A. acts as the administrative agent, is for an amount of $275 million with a maturity of five years and an average life of 3.5 years. Each of the Credit Agreements contains various affirmative and negative covenants, including restrictions on the payment of dividends by Desc, on the purchase, redemption or acquisition of Desc's capital stock by Desc and any subsidiary, financial covenants and restrictions on the ability of Desc to enter into agreements that restrict the payment of dividends by Desc's subsidiaries to Desc. Both Credit Agreements were funded by the end of the second quarter of 2002 and the proceeds from these loans were used to refinance our debt.

        Each of the Credit Agreements requires Desc to, among other things, maintain a certain Leverage EBITDA ("net debt" to earnings before taxes, depreciation and amortization) ratio each quarter. The ratios get gradually stricter with time. The Credit Agreements were amended effective as of December 31, 2002 to, among other things, ease the Leverage EBITDA covenant (which we had not complied with in December 2002), restrict the declaration and payment of dividends during 2003 (other than the payment of dividends declared in 2002) and limit the amount of capital expenditures incurred by Desc.

        Due to the effects of the devaluation of the Peso against the Dollar and the decline in our revenues caused by the weak U.S. and Mexican economies as well as the other factors described above in Item 5, we were not able to comply with the Leverage EBITDA covenant of 4.5 to 1 applicable during the first quarter of 2003. Desc's noncompliance with the Leverage EBITDA covenant constitutes an event of default under the Credit Agreements.

        If we are unable to obtain modifications or a waiver with respect thereto, the lenders under the Credit Agreements would be entitled to declare the outstanding borrowings thereunder immediately due and payable and exercise all or any of their other rights and remedies, which would trigger cross-acceleration provisions in our other credit facilities (including, without limitation, the Indenture governing the Notes). Any such acceleration or other exercise of rights and remedies by lenders under these credit agreements (including the holders of the Notes) would likely have a material adverse effect on Desc and we would not have sufficient cash resources to repay such indebtedness. Currently, the amount of our indebtedness that could be subject to acceleration (including the Credit Agreements) is $590 million.

        These defaults have also triggered cross-default provisions under certain of our other credit agreements, which permits the lenders thereunder to declare the outstanding borrowings under such credit facilities to be immediately due and payable and exercise all or any of their other rights and remedies.

        To date, our lenders have not exercised any of their remedies thereunder. However, there can be no assurance that the applicable lenders will not pursue action in the future as a result of these defaults or any other default under these credit facilities. We are otherwise in compliance with the covenants under our credits agreements, including making timely payments of principal and interest.

        We are pursuing a waiver of these defaults and have also started the process for the refinancing of the Credit Agreements and certain other of our credit facilities. While we can make no assurances that we will successfully refinance our debt, amend or modify our credit facilities and or obtain a waiver of the defaults, we presently believe that we will be successful in reaching an agreement with our lenders regarding the refinancing of a significant portion of our credit facilities and in obtaining a waiver with respect to the failure to meet the Leverage EBITDA covenant. In addition, we may incur additional costs in the form of fees, interest expense or additional restrictions in connection with any such waiver, refinancing and/or amendment of our credit facilities.

        We believe that a refinancing would improve our liquidity position and financial flexibility through the extension of debt maturities, the applicability of flexible leverage covenants and the establishment of a debt reduction program contemplating, among other things, the monetization of certain non-strategic assets. The resulting improvement in our liquidity and capital structure should enhance our ability to access the capital markets in the future, thereby increasing our financial flexibility and stockholder value.

Liquidity

        Under Mexican GAAP, we present our consolidated statement of changes in financial position in accordance with Bulletin B-12, which identifies the generation and application of resources representing differences between beginning and ending financial statement balances in constant Pesos. The changes shown in the Financial Statements do not represent cash flow activities. See
Note 22 to the Financial Statements for more information about these changes.

        We generate cash flow mainly to finance capital expenditures and to service and repay debt. As of December 31, 2002, we had cash and marketable securities totaling Ps.1,263,835 on a non-consolidated basis, and Ps.2,406,043 on a consolidated basis.

                       Principal Sources and Uses of Cash
                            Year ended December 31,
               (thousands of constant pesos at December 31, 2002)

                                              2000         2001          2002
                                         -----------  ------------   ----------
Net resources generated by operations Ps. 886,400 Ps.3,410,214 Ps. 76,102 Net resources generated by (used in)
  investing activities                      861,595       649,316      500,832
Payments of short-term bank loans and
  current portion of long-term debt        (750,109)     (488,658)    (954,997)
Proceeds from long-term debt              2,525,790            --    4,667,423
Payments of long-term debt               (1,565,061)   (1,331,478)  (1,598,283)
Dividends paid                             (452,286)     (219,605)    (423,650)

        We believe that our working capital is sufficient for Desc's and its subsidiaries' present requirements (assuming our debt facilities are not accelerated).

        At the corporate level, Desc has no substantial operations of its own and, consequently, we depend on dividends and other payments from our subsidiaries and income tax refunds for virtually all of our cash flow.

        Desc has credit lines with different financial institutions. These credit lines enable us to meet all our current obligations on a timely basis, and, thereby, mitigate any liquidity risk. Desc recently refinanced its outstanding debt, the proceeds of which were used to reduce our use of short-term credit lines. Most of our credit lines do not charge us a fee for unused amounts. See Note 12 to the Financial Statements for more information about our credit facilities. There are no restrictions as to our use of these credit lines. Our credit lines may be terminated by the banks at any time and the banks may demand repayment in full of any indebtedness then outstanding.

        As explained above, in order to meet our cash requirements, we intend to use internally generated funds and to borrow under our existing and future credit facilities or under short-term borrowing facilities. We believe that cash generated from these sources will be adequate to meet our cash requirements over the next 12 months.

Credit Ratings

        Our access to capital at rates that allows for a reasonable return on future business can be affected by credit rating agencies' ratings of our debt. By the end of 2002, Standard & Poor's rated our local and foreign currency corporate credit as "BB-", with a credit watch negative, and Fitch Ratings rated our senior unsecured foreign and local currency as "BB+" and our national scale rating was "AA-" (mex) with a negative outlook. In April 2003, Fitch Ratings lowered our national scale rating to "A"
(mex) from "AA-" (mex) and also downgraded our unsecured bond rating on local and foreign currency to "BB" from "BB+". In May 2003, Standard & Poor's lowered our local and foreign currency corporate credit rating on Desc and on Desc Automotriz to "BB-" from "BB". Standard & Poor's "B+" rating on Desc's 8.75% notes due 2007 remains unchanged. In the same month Fitch Ratings positioned our rating on "A" but with a negative watch, and on the same terms qualified our unsecured bond rating on local and foreign currency.

        The interest rates we pay on our current indebtedness are not directly impacted by changes in credit ratings. Desc has no rating-downgrade triggers that would accelerate the maturity dates of its debt. A change in ratings is not an event of default, nor is the maintenance of a specific minimum level of credit rating a condition to drawing upon Desc's credit agreements. Although credit ratings may impact the rate at which we can borrow funds, a credit rating is not a recommendation to buy, sell or hold securities. In addition, a credit rating is subject to revision or withdrawal at any time by the assigning rating organization and each rating should be evaluated independently of any other rating.

Sale-Leaseback Transactions

        On June 29, 2001, Pintura, Estampado y Montaje, S.A. de C.V. (a subsidiary of Desc Automotriz) entered into a sale-leaseback transaction in which it sold certain machinery to a third party for $18.7 million and agreed to lease the machinery for five years, with no obligation to repurchase the equipment at the expiration of the lease agreement.

        On December 19, 2002, Pistones Moresa, S.A. de C.V. (a subsidiary of Desc Automotriz) entered into a sale-leaseback transaction in which it sold certain machinery to a third party for $11.0 million and agreed to lease the machinery for seven years, with no obligation to repurchase the equipment at the expiration of the lease agreement.

Credit Facilities

        As of December 31, 2002, our consolidated Dollar-denominated liabilities were $1.0 billion and our net consolidated Dollar-denominated liabilities after deducting Dollar-denominated assets, which consist principally of cash, were $650 million.

        The following is a summary of our contractual obligations:

                                                      PAYMENTS DUE BY PERIOD
                                                     (In millions of Dollars)
                                       -----------------------------------------------------
                                                  LESS THAN    1 - 3      3 - 5    MORE THAN
  CONTRACTUAL OBLIGATIONS TOTAL         TOTAL      1 YEAR      YEARS      YEARS     5 YEARS
                                       -----------------------------------------------------
Long-Term Debt Obligations/(1)/          835.6      157.1      391.9      271.6         15
Capital (Finance) Lease Obligations        4.6        0.5        1.2        1.5        1.4
Operating Lease Obligations               41.5       10.0       23.0        4.2        4.3
Purchase Obligations/(2)/                565.6       80.8      242.4      161.6       80.8
Other Obligations/(3)/                    19.0       10.0        9.0        0.0        0.0
Total                                  1,457.3      258.4      658.5      438.3      101.5

/(1)/ Under our bank facilities, the maturity on our outstanding debt could be accelerated if we do not maintain certain covenants. See also discussion above in "Item 5. Operating and Financial Review and Prospects -- Default".
/(2)/ These purchase obligations arise under various supply agreements with Pemex.
/(3)/ These payment obligations relate to the exercise of certain put rights held by Desc's minority shareholders (see description below in Item 5 under the heading "Put Rights").

        As of December 31, 2002, Desc and its subsidiaries had outstanding short-term liabilities of approximately $338 million, most of which was borrowed under unsecured revolving credit facilities provided by several Mexican and U.S. commercial banks. These facilities are predominantly Dollar-denominated and are payable within 30 to 364 days with interest rates which fluctuated during 2001 between 2.4% and 3.75% in dollars. As of December 31, 2002, Desc and subsidiaries had approximately $624 million of authorized credit lines for short-term debt and other facilities.

        On October 9, 1997, Dine, S.A. de C.V. placed the Notes, which are guaranteed by Desc, in international markets, bearing interest at 8.75% and maturing on October 9, 2007. As a result of Dine's merger into Desc, Desc has assumed all of Dine's obligations under the indenture for such notes. As of December 31, 2002, the carrying amount of the notes was $73 million and their fair value was $73 million.

        In October 1999, Desc issued approximately Ps. 850 million of UDI-denominated Medium Term Notes due 2006. These notes were our first issuance under a Ps. 3 billion program structured by the Chase Manhattan Bank Mexico and authorized by the CNBV. UDIs are Unidades de Inversion or investment units, which are denominated in Pesos and adjusted periodically for inflation by Banco de Mexico, the Mexican Central Bank. These notes bear interest at a net rate of 9% and were rated "MAA-" by FITCH RATINGS. We used the proceeds of this issuance to refinance short-term debt.

        In January 2000, Girsa entered into a ten-year, $105 million loan agreement with the International Finance Corporation. As a result of the merger between Girsa and Desc, Girsa's obligations under this loan agreement were assumed by certain of our Chemical Sector subsidiaries with a guarantee by Desc of those obligations. The proceeds from this loan were used to fund the establishment of a joint venture in the synthetic rubber business, increase capacity at various facilities, implement quality, technology and process improvements in various businesses, and implement various cost reduction programs as well as maintenance and environmental investments. As of December 31, 2002, we had borrowed all $105 million under this facility.

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

        On July 12, 2000, Desc issued approximately Ps.1 billion in UDI-denominated Medium Term Notes with a maturity period of seven years. These notes bear interest at a net rate of 8.20% and were rated "MAA-" by FITCH RATINGS. This placement was done under the Ps.3 billion program authorized by the CNBV, from which Ps.850 million (or 324 million in UDIS) was placed during October 1999.

        In November 2000, Desc entered into a three-year $150 million Credit Agreement with a group of banks. We used the proceeds from this loan to refinance short-term debt of Desc. As of December 31, 2001, we had borrowed all $150 million under this facility. This loan was paid in the second quarter of 2002 with proceeds from one of our new syndicated loans (as described below).

        In November 2000, Girsa entered into a four-year, $50 million revolving credit. As a result of the merger between Desc and Girsa, Desc has assumed Girsa's obligations under this revolving credit line. Interest on this loan is payable monthly. The proceeds from this loan were used to repay short-term debt and fund capital expenditures.

        See Note 12 to our Financial Statements for additional information concerning our credit facilities.

Investment Activity

        The following table lists our capital expenditures and other investments by business segment for the periods shown. Capital expenditures and other investments may include investments in or acquisitions of the capital stock of existing businesses.

                                                            YEAR ENDED DECEMBER 31,
                                                    --------------------------------------
                                                        2000          2001         2002
                                                    ------------   ----------   ----------
                                                                 (In millions)
Autoparts Sector..........................          Ps.  1,198.5  Ps.   320.4  Ps.   747.3
Chemical Sector...........................                 358.8        251.3        268.2
Food Sector...............................                 350.2        178.3         30.2
Real Estate Sector/(1)/...................                 836.9        742.3        417.3
Desc                                                         2.0          2.6          5.0
                                                    ------------  -----------  -----------
    Total.................................          Ps.  2,746.4  Ps. 1,494.9  Ps. 1,468.0
                                                    ============  ===========  ===========

----------
/(1)/ Includes investments in real estate projects and investments in real estate for rent.

        In 2002, most of our capital expenditures were allocated to increasing the utilization capacity in our constant velocity joints facilities, installation of an additional forge production line, expenses relating to the Tractor Project, urbanization of the Bosques de Santa Fe Project and the North Building construction in Arcos Bosques.

        In 2001, most of our capital expenditures related to investments in Punta Mita, increasing the utilization capacity in our constant velocity joints facilities, increasing the capacity of our gear production business and completion of the Bosques de Santa Fe project.

        In 2000, most of our capital expenditures related to expansion of the capacity of stamping and painting products, new production lines of cardan shafts, concentration of the pistons operations in Celaya, Guanajuato, expansion of the aluminum and steel wheels facilities, expansion of the capacity of the velocity joints business and increasing the capacity of our gears production facilities.

Financing activities

     Net cash (applied to) generated by financing activities was Ps.(359,502) in 2000, (4,309,830) in 2001 and Ps.1,402,972 in 2002.

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

Uses of funds

        At the Desc level, we utilize cash primarily to pay taxes, service debt and pay dividends. During 2002, we received Ps. 274,900 in dividends from our subsidiaries, which we used to pay dividends to our stockholders totaling Ps.423,650 and to service debt. During 2001, we received Ps. 113,483 in dividends from our subsidiaries, which we used to pay dividends to our stockholders totaling Ps. 219,605. During 2000, we received Ps. 407,815 in dividends from our subsidiaries, which we used to pay dividends to our stockholders totaling Ps. 452,286. The dividend policies of the entity proposing to pay the dividend may change at the discretion of its stockholders. In addition, general limitations under Mexican corporate law apply to the amount of dividends payable by each of Desc and its direct and indirect subsidiaries.

Treasury Policy

        Our treasury activities are coordinated and managed by Desc's treasury department in accordance with policies approved by the Board of Directors. These policies include the management of investments and counterparty risk, interest rate risk and the hedging of currency risk, which are reviewed regularly and have not changed significantly over the past year. Compliance with these policies is tested on a regular basis. As with all hedging instruments, there are risks associated with the use of foreign currency forward exchange contracts, as well as interest rate swap agreements. While providing protection from certain fluctuations in currency exchange and interest rates, by utilizing such hedging instruments we potentially forego benefits that might result from other fluctuations in currency exchange and interest rates. We have entered into, and expect to continue to enter into, such hedging arrangements with counterparties that will be selected and approved primarily on the basis of general creditworthiness. However, any default by such counterparties might have an adverse effect on us.

Put Rights

        In connection with our acquisition of certain companies in the Food Sector, we entered into the following stockholders agreements with our partners in those businesses:

        1. Stockholders Agreement, dated July 31, 1998, among JPMCC Belgium
(SCA) and Sixty Wall Street Belgium (SCA) (as the assignees of J.P. Morgan Capital Corporation, collectively, the "JP Group"), Agrobios, S.A. de C.V. (which has been merged with and into Desc), Corfuerte, S.A. de C.V., and Desc (the "Corfuerte Stockholders Agreement").

        2. Stockholders Agreement, dated July 31, 1998, among the JP Group, Agrobios, S.A. de C.V. (which has since been merged with and into Desc), Authentic Acquisition Corporation and Desc (the "Agrobios Stockholders Agreement").

        3. Stockholders Agreement, dated December 9, 1998, among Ignacio Gavaldon Guajardo, Conservas Gavaldon, S.A. de C.V. ("Conservas"), Grupo Pesquero Industrial Zeus, S.A. de C.V. (and together with Mr. Gavaldon and Conservas, collectively referred to as "Grupo Gavaldon"), and Corfuerte (the "Nair Stockholders Agreement").

        The Corfuerte Stockholders Agreement provides that on or after August 14, 2003 or upon the occurrence of a "significant decision" (which consists of certain significant events such as a change in control of Corfuerte), the JP Group has the right to exercise a put option (the "Corfuerte Put") to require Desc to purchase the JP Group's 18.6% equity stake in Corfuerte at fair market value (as determined in accordance with the formula prescribed by the Corfuerte Stockholders Agreement). Whether and when the JP Group may seek to exercise the Corfuerte Put is unknown. To date, no "significant decision" has occurred that would trigger the Corfuerte Put.

        The Agrobios Stockholders Agreement provides that on or after August 14, 2003 or upon the occurrence of a "significant decision" (which consists of certain significant events such as a change in control of Agrobios), the JP Group has the right to exercise a put option (the "Agrobios Put") to require Desc to purchase the JP Group's 18.6% equity stake in Authentic Acquisition Corporation at fair market value (as determined in accordance with the formula prescribed by the Agrobios Stockholders Agreement). Whether and when the JP Group may seek to exercise the Agrobios Put is unknown.

        The Nair Stockholders Agreement provides that Grupo Gavaldon has the right to exchange its shares in Nair Industrias, S.A. de C.V., Pesquera Nair, S.A. de C.V. and Propemaz, S.A. de C.V. for shares in Corfuerte, S.A. de C.V on or prior to August 14. 2003. The Nair Stockholders Agreement provides that Grupo Gavaldon has the right to exercise a put option (the "Nair Put") to require Desc to purchase Grupo Gavaldon's equity participation in Corfuerte. The Nair Put Right may be exercised not later than February 14, 2004, subject to the terms and conditions in the Nair Stockholders Agreement, at fair market value (as determined in accordance with the formula prescribed by the Nair Stockholders Agreement). Whether and when Grupo Gavaldon may seek to exercise the Nair Put is unknown.

Income tax refunds

        In Mexico, each corporation is required to pay an asset tax (substantially equivalent to an alternative minimum income tax) for each year in an amount not less than 1.8% of the average value of its assets (subject to some adjustments), whether or not the corporation had taxable income for the year. Under Mexican income tax law, each year, each of our consolidated subsidiaries has been required to pay to Desc the amount of tax it would have paid to the Mexican government in respect of its annual taxable income and assets had the subsidiary filed a separate return. These payments were made pro rata based on our proportionate equity interest in the subsidiary making the payment. We were required to collect these tax payments and pay to the

Mexican government the amount of tax due on behalf of Desc and its subsidiaries calculated on a consolidated basis. We generally made payments in respect of each year early in the following year, after completion of our year-end audit. Because we were entitled to apply this requirement on the basis of our consolidated taxable income, we generally were able to reduce our consolidated tax liability below the aggregate amount of tax payments we receive from our subsidiaries, depending on how many subsidiaries made payment based on the minimum tax and the extent of consolidated taxable income compared to consolidated taxable assets. Any amount by which these tax payments to Desc exceeded our consolidated tax liability for any year was retained by Desc and therefore provided a source of cash at the parent company level. We refer to these excess payments as "refunds." These refunds and the Mexican tax system are addressed in notes 4 and 14 to the Financial Statements.

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

C.      RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

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

        The following is a summary of Desc's research and development policies:

..    Overall R&D activities should only be performed for Desc
          .    To develop technology that will enable control, reinforce
               existing businesses and form a wide-ranging core for the future.
          . To create new technologies for next-generation businesses with global competitiveness.
          . To develop high value-added materials and innovative production technology
..    R&D activities at Desc should be decentralized, oriented to value creation:
          . R&D at the corporate level have to be focused on radical, breakthrough, higher risk and long term innovation.
          . R&D at the business unit level have to be focused on continuous improvements, low risk and short term innovation to develop technology that will strengthen existing businesses and form a broad core for the future.

..    All new technology and its operations have to be designed to harmonize with the environment, based on sustainable development:
          .    Minimizing the consumption of hazardous materials
          .    Generating friendly processes and products, with the least impact to the environment, to the consumer, and to the personnel
..    Technology has to be the lever to create value organically:
          .    Exploiting Desc's technology platforms with state of the art infrastructure and talented people
          .    Taking advantage of the national and international network for scientific and technological cooperation
          .    Applying the scientific method, coupled to sophisticated
               statistical experimental design (i.e. combinatorial screening)

..    To protect the intangible assets operating an Industrial and Intellectual
     Property Protection System to assure that all the knowledge, know how, innovations and developments, either created internally or acquired externally, its managerial information and its brands are adequately protected and managed in compliance with the applicable laws, via industrial secrets, patents, registered trademarks, copyrights, and other applicable means.

DESC'S R&D 2000-2002 INVESTMENTS (in real Pesos).

REFERENCE                                            2000                2001                 2002               TOTAL 3Y
---------                                        -----------         -----------          -----------          -----------
Corporate R&D (CID)                               34,000,000          55,000,000           47,000,000          136,000,000
Plastiglas                                         5,857,600           6,357,548            5,841,007           18,056,155
Dynasol                                           13,546,400          15,764,000           16,860,000           46,170,400
Resirene                                           9,360,000          10,639,000            7,476,000           27,475,000
Dynasol                                           13,546,400          15,764,000           16,860,000           46,170,400
Paratec                                            4,549,000           3,909,000            5,279,000           13,737,000
Industrias Negromex (INSA)                         1,200,000           3,826,000            3,931,000            8,957,000
Nhumo                                              1,500,000           2,100,000            2,244,000            5,844,000
Total Polymers/Specialties Div.                   49,559,400          58,359,548           58,491,007          166,409,955
Rexcel Lerma                                       2,562,419           3,480,124            4,497,739           10,540,282
Quimir                                             7,168,000           5,329,000            4,963,000           17,460,000
Total Ecosystems Division                          9,730,419           8,809,124            9,460,739           28,000,282
Nair Industrias                                                                            12,000,000           12,000,000
Corfuerte                                          1,103,001             417,192              750,047            2,270,240
Industrias Resistol (PCR)                         10,820,634          12,219,533           12,351,660           35,391,827
Total Brand Products Division                     11,923,635          12,636,725           13,101,707           37,662,067
Total Automotive Division                        103,266,000         108,430,000          113,594,000          325,290,000
Total Corporate R&D                               34,000,000          55,000,000           47,000,000          136,000,000
Total Divisions                                  174,479,454         188,235,397          194,647,453          557,362,304

D.      TREND INFORMATION

In addition to the information below, please review the discussion above in "Item 5. Operating and Financial Review and Prospects" under the heading "Additional Considerations" and "Put Rights" and the discussion below in "Item
8. Financial Information--Significant Changes".

Autoparts Sector

        It is anticipated that the global automobile industry, and especially the automobile industry in North America, will experience flat sales for 2003 in comparison to 2002, and may even experience a decrease. We expect that our Autoparts Sector may be affected by the following factors during 2003:

    . OEM's have high product inventories which are in the process of being distributed, thereby reducing demand;

    . We believe that the war in Iraq has contributed to lower sales in the North American markets; and

    . Sales are lagging in the domestic market due to the weak growth of the Mexican economy.

        Additionally, in the domestic market, the three main North American producers are losing market share as the younger demographic market shifts its preference towards European compact cars. We expect an improved outlook for the year-end (4th quarter) for cars and light trucks as well as for heavy trucks.

        There is pressure from customers to reduce prices. We intend to offset any reductions in sales prices by seeking reductions in our raw material prices. However, there is no assurance that we will secure any such reductions in raw material prices.

        The implementation of the Tractor Project was delayed because it took longer than initially expected to relocate production facilities from the U.S. to Mexico and to install and validate the machinery. As a result, we are projecting that in 2003 sales from the Tractor Project will be approximately between $70 - 80 million.

Chemical Sector

        During the first quarter of 2003, sales increased 21.2% compared to the first quarter of 2002, as a result of the repositioning of inventories by some clients mainly in Europe and the U.S. in the rubber solution and polystyrene businesses. The phosphates business benefited from the demand derived from detergent production, which was higher than expected. However, sales from the adhesive business declined due to the lower activity in domestic government construction projects. We are producing up to capacity in all of our plants and our margins have improved given the turnaround that is taking place in the oil markets. Therefore, we expect to increase our results and margins during the second half of the year.

Food Sector

        In our branded foods business, we have gained market share. The branded and the commodity food operations are showing positive EBITDA and positive margins, and we believe that those positive earnings will continue to increase during the second half of 2003.

Real Estate Sector

        The Real Estate Sector continues to be affected by the weak economic conditions in Mexico and the U.S. We have or intend to postpone a number of our projects, particularly the Punta Mita project. We expect that sales will increase during 2003 because of anticipated sales of the Club Ecuestre territorial reserves and lots from our "Punta Mita" and "Bosques de Santa Fe" projects.

E.      OFF BALANCE SHEET ARRANGEMENTS

        The Company has the 99.99% of participation in Fomento Hipotecario, S.A. de C.V., Limited Purpose Financial Corporation, which is a company principally engaged in extending real estate loans in conformity with the Credit Institution Law and the National Banking and Securities Commission. This subsidiary is reported under equity in associated companies and unconsolidated subsidiaries. A summary of the balance sheets as of December 31, 2001 and 2002 of this subsidiary is as follows:

                                                   2001             2002
        Cash and cash equivalents              Ps.  12,189       Ps.  12,794
        Accounts receivable                         60,939            90,097
        Total assets                                75,263           105,128
        Banks loans                                 48,810            82,981
        Total liabilities                           49,190            83,367
        Total stockholder's equity                  26,073            21,761

F.      TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        See discussion in above in Item 5 under the heading -Liquidity.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      DIRECTORS AND SENIOR MANAGEMENT

        Our board of directors is responsible for the management of our business. Our bylaws provide that the board of directors will be composed of no less than 5 and no more than 20 directors as determined by our stockholders at each annual stockholders' meeting. Our bylaws also provide that our stockholders will elect the alternate directors, if any. Our bylaws require that not less than 25% of our directors be persons that qualify as "independent directors" (as defined by the Mexican Securities Law).

        The holders of the Series A shares have the right to elect one more than half of the board of directors. Stockholders or groups of stockholders holding shares, including Series C shares, of any one class which represent at least 10% of our total equity capitalization have a right to elect one director of the relevant series of shares for each 10% held. The holders of the Series B shares have the right to elect the remaining members of the board of directors. Each director is elected to serve a one-year term and remains in office until the person elected to replace him takes office. At our April 28, 2003 stockholders' meeting, our stockholders set the size of our board of directors at 12 members. The holders of Series C shares as a group represent more than 10% of our total equity capitalization and elected one Series C director at such meeting.

        The table below lists the names of our current directors, their principal occupation, their business experiences including other directorships, the type of director and the period of service on the board of each of our directors elected at our last general stockholders' meeting, which was held on April 28, 2003. Except as indicated below, none of the directors holds any offices or positions in Desc. The members of our board of directors serve for one-year terms.

                                 PRINCIPAL OCCUPATION AND POSITIONS                                              FIRST
NAME OF DIRECTOR                 WITH DESC                                    BUSINESS EXPERIENCE                ELECTED
------------------------------------------------------------------------------------------------------------------------
Series A Directors:

Fernando Senderos Mestre/(1)/    Chairman of the Board and Chief Executive    Director of Industrias             1973
                                 Officer of DESC, S.A. de C.V.                Penoles, S.A. de C.V.,
                                                                              Kimberly Clark de Mexico, S.A.
                                                                              de C.V., Alfa, S.A. de C.V.,
                                                                              Telefonos de Mexico, S.A. de
                                                                              C.V., Grupo Televisa, S.A. de
                                                                              C.V. and Dana Corporation

Eneko de Belausteguigoitia       Entrepreneur                                 Member of Desc's Audit             1973
 Arocena                                                                      Committee


Carlos Gomez y Gomez             Chairman of the Board of Grupo Financiero    Chairman of Asociacion de          1973
                                 Santander Serfin, S.A. de C.V.               Banqueros de Mexico, A.C., and
                                                                              Club de Banqueros de Mexico,
                                                                              A.C., Director of Cintra, S.A.
                                                                              de C.V. and Transportacion
                                                                              Maritima Mexicana, S.A. de C.V.

Carlos Gonzalez Zabalegui        Chief Executive Officer of Controladora      Member of Desc's Evaluation        1996
                                 Comercial Mexicana, S.A. de C.V.             and Compensation Committee

Luis Tellez Kuenzler             Executive Vice President of Desc, S.A. de    Director of Grupo Mexico, S.A.     2001
                                 C.V.                                         de C.V., Monex, Femsa and
                                                                              Global Industries Ltd.

Ernesto Vega Velasco             Secretary of the Board of Desc, S.A. de      Director of IXE Grupo              1973
                                 C.V.                                         Financiero, S.A. de C.V.,
                                                                              Profuturo GNP, S.A. de C.V.,
                                                                              Grupo Nacional Provincial,
                                                                              S.A., Industrias Penoles, S.A.
                                                                              de C.V. and Wal-Mart de
                                                                              Mexico, S. De R.L de C.V.

                                 PRINCIPAL OCCUPATION AND POSITIONS                                              FIRST
NAME OF DIRECTOR                 WITH DESC                                    BUSINESS EXPERIENCE                ELECTED
------------------------------------------------------------------------------------------------------------------------
Emilio Mendoza Saeb              Entrepreneur                                 Various positions in Desc's        2002
                                                                              Automotive Sector

Series B Directors:

Alberto Bailleres Gonzalez       Chief Executive Officer of Grupo Bal         Partner of Industrias Penoles,     1973
                                                                              S.A. de C.V., Grupo Nacional
                                                                              Provincial, S.A., GNP
                                                                              Pensiones, S.A. de C.V., Grupo
                                                                              Palacio de Hierro, S.A. de
                                                                              C.V., Valores Mexicanos, Casa
                                                                              de Bolsa, S.A. de C.V. and
                                                                              Profuturo GNP, S.A. de C.V.

Ruben Aguilar Monteverde         Entrepreneur                                 Director of Condumex, Holding      1978
                                                                              del Golfo, S.A. de C.V. and
                                                                              Secresi, S.C.

Federico Fernandez Senderos      Chief Executive Officer of Grupo Eulen       Member of Desc's Finance and       1993
                                 Mexico, S.A. de C.V.                         Planning Committee and
                                                                              Executive Committee

Valentin Diez Morodo             Executive Vice President of Grupo Modelo,    Director of Kimberly Clark de      1999
                                 S.A. de C.V.                                 Mexico, S.A. de C,V., Grupo
                                                                              Financiero Banamex, S.A. de
                                                                              C.V., Alfa, S.A. de C.V.,
                                                                              Grupo MVS, S.A. de C.V., Grupo
                                                                              Ferroviario Mexicano, S.A. de
                                                                              C.V. and Avantel, S.A.

Series C Director:

Prudencio Lopez Martinez         Chairman of the Board of Sanvica, S.A. de    Director of Grupo Mexico, S.A.     1973
                                 C.V.                                         de C.V., Nacobre, S.A. de C.V.
                                                                              and Molinos de Costa Rica, S.A.

/(1)/ Fernando Senderos Mestre is the uncle of Federico Fernandez Senderos and the brother-in-law of Carlos Gomez y Gomez.

SENIOR MANAGEMENT

        The following table presents information concerning our current senior management:

                                                                                                           YEARS
                                                                                                           WITH
NAME                            CURRENT POSITION                              PRIOR POSITIONS              DESC
-----------------------------------------------------------------------------------------------------------------
Fernando Senderos Mestre        Chairman of the Board and Chief Executive     Chairman of the Board            31
                                Officer                                       and CEO since 1989

                                                                                                           YEARS
                                                                                                           WITH
NAME                            CURRENT POSITION                              PRIOR POSITIONS              DESC
-----------------------------------------------------------------------------------------------------------------
Luis Tellez Kuenzler            Executive Vice President                      Minister of Energy,               2
                                                                              Government

Arturo D'Acosta Ruiz            Chief Financial Officer                       Treasurer of Desc, S.A.          21
                                                                              de C.V.

Andres Banos Samblancat         Divisional Director / Real Estate Sector      CEO of the Real Estate           19
                                                                              Business Subsidiaries
                                                                              since 1993

Mario Suro Rodriguez            Divisional Director / Automotive Sector       General Manager of               29
                                                                              Spicer, S.A. de C.V.

Leopoldo  Rodriguez Sanchez     Chief Planning and Human Resources Officer    Director Adjunto of              39
                                                                              Girsa, S.A. de C.V.

Abel Archundia Pineda           Chief Information Officer                     Senior Manager of The             1
                                                                              Boston Consulting Group

Juan Rene Cardenas Lopez        Divisional Director / Pork Business           General Manager of Grupo         25
                                                                              Porcicola Mexicano, S.A.
                                                                              de C.V.

Nicolas Gutierrez Montero       Divisional Director / Polymers and            General Manager of               31
                                Specialties                                   Resirene, S.A. de C.V.

Alejandro de Maria y Campos     Divisional Director / Ecosystems              General Manager of               28
                                                                              Quimir, S.A. de C.V.

Roger Patron Gonzalez           Divisional Director / Brand Products          General Manager of               24
                                                                              Industrias Resistol,
                                                                              S.A. de C.V.

EXAMINER

        In addition to electing our directors, our stockholders generally elect an examiner and an alternate at their annual ordinary meeting. Under Mexican law, the duties of the examiner include, among other things, examining the operations, books, records and any other documents of Desc and presenting at the annual ordinary stockholders' meeting a report on the accuracy, sufficiency and reasonableness of the information presented by the board of directors at that meeting. Under our bylaws, the examiner is also authorized to call ordinary or extraordinary general stockholders' meetings. Under our bylaws, any stockholder or group of stockholders that represents 10% of our shares has the right to designate an examiner and an alternate. This right was not exercised at the April 28, 2003 stockholders' meeting. Our examiner is Jose Manuel Canal Hernando, and his alternate is Daniel del Barrio Burgos.

B.      COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

        For the year ended December 31, 2002, the aggregate compensation of all directors and officers of Desc, S.A. de C.V. as a group that was paid or accrued by us was approximately Ps.86,690. This group includes 12 directors, one examiner, one alternate examiner and 12 officers, 2 of whom were also directors. During the year ended December 31, 2002, we made no contribution to a pension fund that covers the employees and the executive officers of Desc, S.A. de C.V. We did not set aside or accrue any other funds for pension, retirement or similar benefits for directors and executive officers as a group. Following the completion of each fiscal year, Desc in its sole discretion, awards cash bonuses in varying amounts to its executive employees. In past years, most of these employees were entitled, if they so elected when the plan was adopted, to use their cash bonuses to purchase Desc shares from a trust to which we loaned funds in 1992 to enable it to purchase shares of our stock in the open market, at an amount equal to the trust's average cost basis in those shares. For 2002, the trust's option to purchase shares for these employees, and thus the ability of the employees to purchase shares from the trust, was canceled but the fund remains in place. In 2002, the Finance and Planning Committee agreed that it would no longer grant bonuses to Desc's executive officers and directors unless otherwise agreed by the Committee.

C.      BOARD PRACTICES

        The committees of our board of directors consist of the Evaluation and Compensation Committee, the Audit Committee, the Finance and Planning Committee and the Executive Committee. Each of these committees is to be composed of no less than 3 and no more than 7 directors, as determined at each annual general stockholders' meeting, in addition to Desc's statutory examiner, who must attend (but not vote at) meetings of the board and of each of its committees. See "--Statutory Auditor" above for more information about the Statutory Auditor's responsibilities. At the April 28, 2003 meeting, our stockholders set the size of the Finance and Planning Committee at 5 members, the size of the Audit Committee at 4 members and the size of each of the Evaluation and Compensation Committee and the Executive Committee at 3 members.

        The duties of the Evaluation and Compensation Committee include recommending criteria to our Board for the selection and evaluation of the performance of our executive officers in accordance with general guidelines established by the Board, and analyzing the structure and amount of the compensation of our executive officers proposed by our Chief Executive Officer and making a recommendation to our Board. The current members of the Evaluation and Compensation Committee are Messrs. Ernesto Vega Velasco, Carlos Gonzalez Zabalegui and Valentin Diez Morodo.

        The duties of the Audit Committee include recommending to our Board candidates to serve as our external auditors, the terms under which such candidates will serve and the scope of their audit; assisting our Board in its supervision of our external auditors' compliance with the terms of their engagement; acting as communication channels between our Board and our external auditors; ensuring the independence and objectivity of our external auditors; reviewing our auditors' reports and letters and reporting the results of their review to the full Board; and, when required by our bylaws, reviewing the terms of (i) transactions that are not in the ordinary course of business of Desc or its subsidiaries, (ii) any purchases or sales conducted by the Company, or any of its subsidiaries for an amount of ten percent or more of our consolidated assets, (iii) the grant of guaranties done by the Company or by any of its subsidiaries for an amount of more than thirty percent of the consolidated assets and (iv) other operations done by the Company or by any of its subsidiaries that represent more than one percent of the consolidated assets. The Audit Committee must submit an annual report at each annual stockholders' meeting with respect to its activities over the prior year. The current members of the Audit Committee are Messrs. Prudencio Lopez Martinez, Ruben Aguilar Monteverde, Eneko de Belausteguigoitia Arocena and Ernesto Vega Velasco.

        The duties of the Finance and Planning Committee include evaluating and, if applicable, recommending for approval to our Board the investment and financing policies proposed by our Chief Executive Officer; evaluating and recommending general guidelines for our strategic planning; opining as to the premises underlying our annual budget; overseeing the implementation of our budget and strategic plan; and identifying the financial risks to which we are subject and evaluating our policies to manage those risks. The current members of the Finance and Planning Committee are Messrs. Fernando Senderos Mestre, Eneko de Belausteguigoitia Arocena, Carlos Gomez y Gomez, Federico Fernandez Senderos and Ernesto Vega Velasco.

        At the April 28, 2003 stockholders' meeting, Messrs. Fernando Senderos Mestre, Federico Fernandez Senderos and Luis Tellez Kuenzler were re-elected as members of our Executive Committee. The duties of the Executive Committee include supervising the performance of our subsidiaries; appointing their top tier officers and determining their compensation with the advice of the Evaluation and Compensation Committee, establishing the premises and guidelines for the growth and development of our Company and its subsidiaries and deciding on their investments and financing, with the advice of the Finance and Planning Committee.

        The board of directors has six regular meetings scheduled per year and each of the committees has two regular meetings scheduled per year. See "Item 6A--Directors and Senior Management" above for more information about our directors.

        None of the Desc directors has any type of arrangement or agreement with Desc whereby such a director would receive benefits upon termination of employment.

D.      EMPLOYEES

        The following table sets forth the approximate number of employees, by business sector, at December 31, 2000, 2001 and 2002:

                           YEAR ENDED DECEMBER 31,
                          --------------------------
SECTOR                     2000       2001      2002
                          ------     -----     -----
Autoparts                 11,162     8,794     7,280
Chemical                   4,275     4,083     3,698
Food                       6,461     6,047     4,824
Real Estate                  165       155       121
Corporate /(1)/              257       265       401

/(1)/   At the end of 2002, all the corporate personnel of the four divisions was concentrated in one corporate company.

        We employed approximately 16,324 people as of December 31, 2002, of which 5,982 corresponded to non-union employees and 9,445 belonged to a union and 897 were temporary workers. The majority of these workers are based in Mexico. As a result of our administrative restructuring and the closing of non-strategic businesses, we reduced our workforce by 15.6% in 2002. Each of our operating subsidiaries has entered into a collective bargaining agreement with the unions representing certain of our employees. These agreements usually have a term of two years and generally provide for an annual review of employees wages and working conditions. In general, we consider that our relations with our workers and the diverse unions are very good.

E.      SHARE OWNERSHIP BY OUR EXECUTIVE OFFICERS AND DIRECTORS

        Share ownership of Fernando Senderos Mestre and certain members of his immediate family and Eneko de Belausteguigoitia Arocena is set forth in "Major Stockholders" under Item 7. None of our other directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

ITEM 7.  MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A.      MAJOR STOCKHOLDERS

        The following table presents information with respect to the ownership of Desc's Series A, B and C shares, as of April 28, 2003, the date of our last stockholders' meeting, by each stockholder known to us to own beneficially more than 5% of our outstanding Series A, B or C shares and by all of our officers and directors as a group:

                                                           NUMBER OF SHARES OWNED
                                               ------------------------------------------
NAME                                             SERIES A         SERIES B      SERIES C
--------------------------------------------   ------------      -----------   ----------
Fernando Senderos Mestre/(1)//(2)/              359,749,145        1,770,000    4,968,600

Lucia Senderos de Gomez/(1)//(3)/                         0      134,812,955    9,318,680

Eneko de Belausteguigoitia Arocena               86,371,955/(4)/   8,856,455    1,732,305

Officers and directors as a group/(2)/ /(5)/    476,723,844       18,331,707   27,284,882

                                                             PERCENTAGE OWNED
                                               --------------------------------------------
NAME                                              SERIES A          SERIES B      SERIES C
--------------------------------------------   ---------------    -----------   -----------
Fernando Senderos Mestre/(1)//(2)/                       61.24%          0.35%         1.80%

Lucia Senderos de Gomez/(1)//(3)/                         0.00%         26.63%         3.38%

Eneko de Belausteguigoitia Arocena                       14.70%          1.75%         0.63%

Officers and directors as a group/(2)/ /(5)/             81.15%          3.62%         9.91%

/(1)/ Lucia Senderos de Gomez and Fernando Senderos Mestre are siblings. Lucia Senderos de Gomez is the wife of Carlos Gomez y Gomez, a director of Desc.

/(2)/ Includes shares owned by SEN, S.A. de C.V., a corporation wholly-owned by Fernando Senderos Mestre. Does not include the 32,917,520 Series A shares, 2,381,315 Series B shares and 20,147,735 Series C shares owned by our pension funds, for which Fernando Senderos Mestre and other officers and directors serve as trustees or members of the investment committee, or shares owned by Lucia Senderos de Gomez. Does not include approximately 17,215,438 Series A shares, 4,645,300 Series B shares and 2,708,782 Series C shares currently owned by the trust referred to under
        Item 6. "Compensation of Directors and Officers", as to which Fernando Senderos Mestre has voting control. Does not include 1,350,000 Series A shares, 64,487,105 Series B shares and 45,512,895 Series C shares owned by Manuel Senderos Irigoyen, the father of Fernando Senderos.

/(3)/ Does not include 2,345,030 Series A shares, 564,000 Series B shares and 78,505 Series C shares owned by Carlos Gomez y Gomez, the husband of Lucia Senderos de Gomez.

/(4)/ Includes 261,765 shares owned by companies controlled by Eneko de Belausteguigoitia Arocena.

/(5)/ Includes shares owned by Fernando Senderos Mestre and Eneko de Belausteguigoitia Arocena.

        Desc's major stockholders do not benefit from different voting rights from other stockholders in the same class. See "Item 10. Additional Information--Share Capital" and "--Voting Rights" for a discussion on the voting rights of each series of Desc's shares.

        As a result of the shares owned by the Senderos family together with additional shares as to which Fernando Senderos Mestre exercises voting control (see the table above and Item 6. "Directors, Senior Management and Employers --Compensation of Directors and Officers" for information about these additional shares), the Senderos family has the power to elect a majority of our board of directors, to control our general management and to determine the outcome of substantially all matters requiring stockholder approval. Except as provided in the immediately preceding sentence, to our knowledge, we are not directly or indirectly owned or controlled by another corporation, any government or any other natural or legal person severally or jointly. There is no arrangement known to us, the operation of which may at any subsequent date result in a change in control of Desc.

B.      RELATED PARTY TRANSACTIONS

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

        The table below sets forth information regarding loans extended by Desc to members of our board of directors and our senior management as of May 2003. All indebtedness described below was incurred prior to July 30, 2002, the date the United States Sarbanes-Oxley Act of 2002 came into effect. In compliance with that legislation, no new personal loans to directors or executive officers were made or arranged, and no existing personal loans were renewed or modified, after July 30, 2002.

                        LARGEST
                        AGGREGATE
                        AMOUNT OF
                        INDEBTEDNESS      INDEBTEDNESS
                        OUTSTANDING       CURRENTLY
NAME OF LOAN            DURING PERIOD     OUTSTANDING
RECIPIENT               (In Dollars)      (In Dollars)   NATURE OF LOAN        INTEREST RATE
-------------------------------------------------------------------------------------------------
Arturo D'Acosta Ruiz    $       200,000   $          0   Home Mortgage Loan    LIBOR plus 6%

Abel Archundia Pineda   $       215,000   $    196,552   Home Mortgage Loan    Mexican
                                                                               Equilibrium
                                                                               Interbank Interest
                                                                               Rate plus 5%

Andres Banos            $     1,677,700   $  1,318.301   Commercial Property   LIBOR plus 6%
Samblancat                                               Loan

Luis Tellez Kuenzler    $       550,000   $    550,000   Home Mortgage Loan    LIBOR plus 6%

        Desc and its subsidiaries sold 2 real estate lot and office space in our Arcos Bosques building, having an aggregate sales price of $5,740,000, to three companies affiliated with Andres Banos Samblancat, a member of our senior management.

        Club Ecuestre is negotiating the sale of all of its territorial reserves for a purchase price of approximately $79 million. Desc has a 77.26% ownership interest in Club Ecuestre and Fernando Senderos and Lucia Senderos collectively have a 22.74% ownership interest in Club Ecuestre. On May 29, 2003, Desc acquired the Senderos's 22.74% equity stake in Club Ecuestre and agreed to pay Fernando and Lucia Senderos 22.74% of the proceeds received from the sale of Club Ecuestre's territorial reserves, with the balance of the proceeds to be paid to Desc. It is currently expected that the purchase price for Club Ecuestre's territorial reserves will be paid in installments over a four-year period, with each such payment being allocated to Desc and the Senderos on a pro rata basis (based upon their relative holdings of Club Ecuestre's capital stock as of May 29, 2003 immediately prior to Desc's acquisition of the Senderos's equity stake, as noted above).

        Fernando Senderos and his wife, Lucia Senderos, collectively own 11.6% of Bosques de Santa Fe, S.A. de C.V., with Desc owning 39% and other partners owning 49%. Bosques de Santa Fe, S.A. de C.V. owns Lagos de la Estadia, which is a property measuring 2,412,572 square meters. See Item 4 under the heading "Real Estate" for additional information.

C.      INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.      CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

        See pages F-1 through F-66 of this annual report, which are incorporated herein by reference.

        Our external auditors are Galaz, Yamazaki, Ruiz Urquiza, S.C. ("Galaz"), which is the Mexican national practice of Deloitte Touche Tohmatsu ("DTT"). Prior to June 10, 2002, our external auditors were Ruiz, Urquiza y Cia., S.C. ("Ruiz Urquiza"), a former member firm of Andersen Worldwide, which was subject to the quality control procedures of Arthur Andersen LLP required for foreign associated firms that are embodied in the requirements of the SEC Practice Section of the American Institute of Certified Public Accountants. Subsequent to June 9, 2002, Ruiz Urquiza was subject to the quality control procedures of Deloitte & Touche LLP. The change in external auditors resulted from the integration of the partners and personnel of Ruiz Urquiza with DTT's prior Mexican national practice, Galaz, Gomez Morfin, Chavero, Yamazaki, S.C.

LITIGATION

        We are involved in legal proceedings not described in this annual report that are incidental to the normal conduct of our business. We do not believe that liabilities relating to these proceedings will have a material adverse effect on our financial condition or results of operations. Examples of such legal proceedings most notably include Sales Nacionales pending litigation against Fenoquimia, S.A. de C.V., Fenoquimia's filing of Concurso Mercantil and claims relating to the Hayes Lemmerz joint venture, each as described in "Item
5. Operating and Financial Review and Prospects - Additional Considerations".

DIVIDEND POLICY

        It is our general policy that each of our principal subsidiaries pay to Desc (and other stockholders of the subsidiary) dividends equal to at least 50% of the subsidiary's annual consolidated net income legally available for distribution. This percentage may be significantly lower in some cases, such as when the subsidiary proposes to make large capital expenditures or when its profits decline. As a general policy, Desc has paid approximately 35% of its legally available net income to stockholders, although it did not pay cash dividends in 1996 or 1999 as a result of restrictions under the terms of indebtedness that has since been repaid. At our last stockholder's meeting held on April, 28, 2003, it was resolved not to pay dividends for the rest of 2003. The $275 million credit agreement with a syndicate of international banks, for which Citibank, N.A. acts as the administrative agent, restricts us from declaring and paying dividends during 2003 (other than the payment of dividends declared in 2002).

        For a discussion of our dividend policy, see "Item 10. Additional Information--Dividends and Distributions" and "--Dividends and Paying Agent."

B.      SIGNIFICANT CHANGES

        At our general annual ordinary and extraordinary stockholders' meeting held on April 28, 2003, our stockholders approved the following mergers:

                (i) The merger of Desc and Industrias Resistol, S.A. de C.V, with Desc surviving the merger. The merger will become effective between the parties upon satisfaction of the condition precedent that Desc, directly or through its subsidiaries or affiliates, sign the final asset purchase agreement, pursuant to which Desc would transfer its adhesive and water-proofing business, which must occur prior to December 31, 2003.

                (ii) Desc is in the process of divesting its wholly-owned subsidiary, Industrias Resistol, S.A. de C.V. ("IRSA"), which it expects to complete by the second half of 2003. IRSA is a consumer and industrial adhesives, waterproofing additives and sealants business based in Mexico City with a 21% share of the domestic adhesives market and a 36% share of the domestic waterproofing products market. This divestiture will allow Desc to maintain its focus on its core businesses.

                (iii) Industrias Ruiz Galindo, S.A. de C.V was merged with and into Desc, with Desc surviving the merger. The merger became effective on May 1, 2003 and is part of Desc's ongoing strategy to simplify its corporate structure.

ITEM 9. THE OFFER AND LISTING

TRADING PRICES OF OUR SHARES AND ADS

        All three series of our stock are listed on the Mexican Stock Exchange and our ADSs are listed in the New York Stock Exchange under the symbol "DES".

        As of April 28, 2003, approximately 15,970,280 of the Series C shares were held in the form of ADSs. It is not practicable for us to determine the number of Series C shares beneficially owned by U.S. persons.

        The table below sets forth for the periods indicated the high and low sales prices of the Series C shares on the Mexican Stock Exchange in nominal Pesos and the high and low sales prices of the ADSs on the New York Stock Exchange in Dollars. These prices are not representative of the prices for the Series A and Series B shares for these periods:

                          MEXICAN STOCK EXCHANGE PESOS   NEW YORK STOCK EXCHANGE
                                PER SERIES C SHARE           DOLLARS PER ADS
                          ----------------------------   -----------------------
Prior Five Years /(1)/:       HIGH              LOW         HIGH          LOW
-----------------------   -----------        ---------   ----------     --------
1998                       Ps. 15.08         Ps.  5.50   $    37.68     $   8.87
1999                           13.60              6.80        29.12        14.06
2000                            8.10              3.20        17.00         6.31
2001                            5.20              3.20        11.20         6.25
2002                            6.30              3.40        12.81         6.75

2001:
First Quarter              Ps.  4.26         Ps.  3.40   $     8.78     $   6.25
Second Quarter                  4.00              3.40         8.42         7.16
Third Quarter                   5.20              3.30        11.20         7.47
Fourth Quarter                  4.40              3.20         9.50         6.90

2002:
First Quarter              Ps.  5.18         Ps.  4.16   $    11.28     $   8.93
Second Quarter                  6.30              4.89        12.81         9.32
Third Quarter                   5.30              4.08        10.04         8.10
Fourth Quarter                  4.30              3.40         8.40         6.75

MOST RECENT SIX MONTHS:
December 2002              Ps.  3.65         Ps.  3.40   $     7.30     $   6.75
January 2003                    3.50              3.10         6.90         5.76
February 2003                   3.15              3.02         5.74         5.23
March 2003                      3.55              3.00         6.50         5.30
April 2003                      3.80              3.40         7.27         6.25
May 2003                        3.80              3.38         7.35         6.34

/(1)/ We have adjusted the sales prices of the Series C shares for the periods presented to retroactively reflect the 5 for 1 stock split effected on September 8, 1998.

        As of June 27, 2003, the closing sales price of the Series C shares on the Mexican Stock Exchange was Ps.3.20 and the closing sales price of the ADSs on the New York Stock Exchange was $6.20.

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

        Settlement takes place two trading days after a share transaction is effected on the Mexican Stock Exchange. Deferred settlements, even if by mutual agreement, are not permitted without the approval of the CNBV. Most securities traded on the Mexican Stock Exchange, including our shares, are on deposit with S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores, a privately owned central securities depositary that acts as a clearing house, depositary, custodian, settlement, transfer and registration institution for Mexican Stock Exchange transactions, eliminating the need for physical delivery of securities.

        As of December 31, 2002, approximately 169 Mexican companies were listed on the Mexican Stock Exchange, excluding mutual funds. During the second half of 2002, the ten most actively traded equity issues represented approximately 69% of the total volume of the shares traded on the Mexican Stock Exchange, not including public offerings. Although there is substantial participation by the public in the trading of securities on the Mexican Stock Exchange, a major part of such activity reflects transactions of institutional investors. There is no formal over-the-counter market for securities in Mexico.

        The Mexican Stock Exchange is Latin America's third largest exchange in terms of market capitalization, but it remains relatively small and illiquid compared to major world stock markets and is subject to significant volatility. As of December 31, 2002, the total market value of all shares, excluding mutual funds, listed on the Mexican Stock Exchange was Ps.1.079 billion.

ITEM 10. ADDITIONAL INFORMATION

A.      SHARE CAPITAL

        Our capital stock consists of 3 classes of common stock: Series A common stock, Series B common stock and Series C common stock. The holders of the Series A shares have the right to elect one more than half of the members of our board of directors and, subject to the right of stockholders or groups of stockholders holding shares of any one class which represent at least 10% of our total equity capitalization to designate one director of the relevant series of shares for each 10% held, the holders of the Series B shares have the right to elect the remaining members of our board of directors. The holders of Series C shares and American Depositary Shares (each representing 20 Series C shares) have limited voting rights that entitle them to vote only upon the matters designated in our bylaws. These matters are the extension of our duration, our dissolution, our transformation from one type of corporation into another, the change of our nationality, the change of our designated corporate purposes, our merger into another corporation if Desc is not the surviving corporation, and the cancellation of the registration of our shares on the Mexican Stock Exchange.

        As of April 28, 2003, our outstanding capital stock consisted of 1,369,079,376 shares, comprised of 587,479,900 Series A shares, 506,257,866
Series B shares and 275,341,610 Series C shares. Under our bylaws, the Series A shares and the Series B shares may be held only by Mexican investors. The Series C shares may be held by Mexican and non-Mexican investors. As of April 28, 2003, no shares of Desc were held by any of its subsidiaries.

B.      BYLAWS

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

        Pursuant to Article Three of our bylaws, Desc's general purpose includes promoting and encouraging industrial and tourist development, participating as a stockholder or partner in any type of Mexican company and acquiring all types of real estate and rendering all services necessary for the attainment of its purposes.

SHARE CAPITAL

        Our bylaws require that the Series A shares represent at all times at least 51% of the outstanding capital stock (not including the Series C shares) and that the Series B shares may not exceed 49% of such capital (not including the Series C shares). The Series C shares may in no event exceed 25% of our entire capital stock (including the Series C shares).

VOTING RIGHTS

        Each Series A share and Series B share entitles the holder to one vote at any general meeting of our stockholders. The holders of the Series A shares have the right to elect one more than half of the board of directors. Stockholders or groups of stockholders holding shares, including the Series C shares, of any one class of shares which represent at least 10% of our total equity capitalization have a right to elect one director of the relevant series for each 10% held. The holders of the Series B shares have the right to elect the remaining members of the board of directors. Except as described above, the holders of the Series C shares are entitled to vote only upon certain matters designated in our bylaws, namely:

        .       the extension of the term of duration of Desc;

        .       the dissolution of Desc;

        . the transformation of Desc from one type of corporation into another;

        .       the change of Desc's designated corporate purposes;

        .       the change of nationality of Desc;

        . the merger of Desc into another corporation in which Desc does not survive the merger; and

        . cancellation of the registration of any series of our shares on the Mexican Stock Exchange.

        Under Mexican law, the holders of shares of any series are also entitled to vote as a class at a special meeting on any action that would prejudice the rights of holders of such series, and a holder of such series would be entitled to judicial relief against any such action taken without such a vote. The determination whether an action requires a class vote on these grounds would initially be made by our board of directors or other party calling for stockholder action. Any determination that an action does not require a vote at a special meeting would be subject to judicial challenge by an affected stockholder, and the need for a vote at a special meeting would ultimately be determined by a court. There are no other procedures for determining whether a proposed stockholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

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

        Extraordinary stockholders' meetings are those called to consider the matters specified in Article 182 of the Mexican Companies Law, including:

        .       extension of the company's duration or voluntary dissolution;

        .       an increase or decrease in the company's minimum fixed capital;

        .       change in corporate purpose or nationality;

        .       any transformation, merger or spin-off involving the company;

        .       any stock redemption or issuance of preferred stock or bonds;

        . the cancellation of the listing of the company's shares with the National Registry of Securities;

        .       amendments to the company's bylaws; and

        . other matters for which applicable Mexican law or the bylaws specifically require an extraordinary meeting.

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

        Stockholders' meetings are required to be held in our corporate domicile, which is Mexico City. Calls for stockholders' meetings must be made by our board of directors, the examiners or any Mexican court of competent jurisdiction. The board of directors or the examiners may be required to call a meeting of stockholders by the holders of 10% of our outstanding capital stock.

        Notice of meetings must be published in the Diario Oficial de la Federacion or in a newspaper of major circulation in Mexico City at least 15 days prior to the meeting. Unless the approval of financial statements is to be discussed at the meeting, such notice period may be reduced to 5 days if the board of directors deems such reduction appropriate based on the urgency of the matters to be discussed at the meeting. Each call must set forth the place, date and time of the meeting and the matters to be addressed. Calls must be signed by whoever makes them.

        In order to attend and vote at a stockholders' meeting, a stockholder must request and obtain an admission card by depositing its share certificates (or evidence of deposit thereof in a

Mexican bank) with the Secretary of Desc at least one day prior to the meeting. The stockholders may be represented at stockholders' meetings by proxies named through a notarized power of attorney, a proxy letter or a power of attorney conferred in the form prepared by Desc for a specific meeting.

QUORUM

        A quorum on a first call for an ordinary stockholders' meeting is at least 50% of the outstanding shares entitled to vote thereat. In order for a resolution of the ordinary stockholders' meeting to be validly adopted as a result of a first or a subsequent call, the favorable vote of the majority of the shares represented and entitled to vote at such meeting is required.

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

        The redemption of the stockholders' shares would be made at the lower of: (i). 95% of the value quoted on the Bolsa Mexicana de Valores, S.A. de C.V. (the "Mexican Stock Exchange") obtained from the weighted average price per volume of operations done during the last thirty days during which the shares of the Company have been traded, prior to the date on which the redemption must take effect, for a period that may not be more than six months; or (ii) the book value of the shares according to the general balance sheet corresponding to the close of the fiscal year immediately prior to that in which the separation must take effect, previously approved by the General Ordinary Stockholders Meeting. If the number of days on which the shares have been traded during the period set forth in the preceding paragraph is less than thirty, the days shall be taken when they were actually traded. If the shares were not traded in said period, the book value of the shares shall be used.

        The redemption shall be done against delivery and cancellation of the respective shares. Since our inception, no stockholder has ever exercised its right to withdraw.

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

        Dividends are paid to the registered holder of the relevant share or the duly authorized representative of such holder upon delivery of the applicable coupon. With respect to share certificates deposited with Indeval, payment of dividends is made through Indeval in accordance with customary payment procedures. Partially paid shares participate in any distribution to the extent that such shares have been paid at the time of the distribution. Our ability to pay dividends is subject to Mexican legal requirements, which provide that a corporation may declare and pay dividends only out of the profits reflected in its year-end financial statements (approved by its stockholders), only if such payment is approved by its stockholders, and then only after the creation of a required legal reserve and the set off or satisfaction of losses, if any, incurred in previous fiscal years. See "Item 3. Risk Factors Relating to Our Operations--Dependence on dividends from subsidiaries" and "Risks Relating to Our Controlling Stockholder and Capital Structure--Certain members of the Senderos family effectively control our management and their interests may differ from those of other security holders".

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

PREEMPTIVE RIGHTS

        In the event of a capital increase through the issuance of new shares for payment in cash or in kind, a holder of existing shares generally has a preferential right to subscribe for a sufficient number of new shares to maintain the holder's proportionate holdings of shares; however, such right is unavailable to holders of the Series C shares in respect of capital increases represented by the Series B shares when the purpose of the increase is that the Series B shares represent 49% of the common shares of Desc.

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

Purchase by Desc of its shares

        According to Mexican law, we may repurchase any of our shares on the Mexican Stock Exchange at any time at the then prevailing market price. If we repurchase our shares and hold onto them (i.e., the shares are not cancelled or placed in our treasury), we must record such repurchase as a charge to our net worth. If the repurchased shares are placed in our treasury, we must record such repurchase as a charge to our stockholders' equity and no stockholder approval is required. The general ordinary stockholders' meeting must expressly approve for each fiscal year the maximum amount of funds that may be used for stock repurchases, with the sole limitation that such designated amount may not exceed our net profits, including retained profits. Any of our shares that we own and are not cancelled or placed in our treasury may not be represented at any stockholders' meeting. We may publicly sell any of these repurchased shares, whether owned directly by us or held as treasury shares.

Repurchases in the event of delisting

        In accordance with the regulations of the CNBV, our majority stockholders are obligated to make a public offer for the purchase of stock to the minority stockholders if the listing of our stock with the Mexican Stock Exchange is canceled, either by resolution of Desc or by an order of the CNBV. The price at which the stock must be purchased by the majority stockholders is the higher of:

        . the average quotation price for the 30 days prior to the date of the offer; or

        . the book value, as reflected in the last quarterly report filed with the CNBV and the Mexican Stock Exchange.

        The majority stockholders are not bound to make the repurchase if all our stockholders agree to waive that right. This provision has been included in our by-laws, and may not be amended without the consent of holders of at least 95% of our capital stock and the prior approval of the CNBV.

Appraisal rights

        Whenever a stockholders' meeting approves a change of our corporate purpose, a change of our nationality, a restructuring from one type of corporate form to another or a spin-off (escision), any stockholder who has voted against such change or restructuring has the right to withdraw from Desc and receive an amount broadly equal to the book value of Desc's shares (in accordance with Desc's latest balance sheet approved by an ordinary general meeting), provided the dissenting stockholder exercises its right to withdraw during the 15-day period following the meeting at which such change or restructuring was approved.

Stockholder's conflicts of interest

        Pursuant to Article 196 of the Mexican General Law of Commercial Companies, any stockholder that has a direct or indirect conflict of interest with respect to a transaction must abstain from discussing and voting with respect to such transaction at the relevant stockholders' meeting. A stockholder that votes on a transaction in which its interest conflicts with that of Desc may be liable for damages if the relevant transaction would not have been approved without such stockholder's vote.

Director's conflicts of interest

        Pursuant to Article 14 Bis 5 of the Ley del Mercado de Valores (the "Securities Market Law"), any director, the examiner that attends the Audit Committee meetings or any member of such committee, that has a direct or indirect conflict of interest with respect to a transaction that is presented to the board of directors or to the Audit Committee must disclose such conflict to the board of directors or committee and abstain from discussing and voting with respect to such transaction.

Rights of stockholders

        The protections afforded to minority stockholders under Mexican law are different from those in the United States and many other jurisdictions. The substantive law concerning fiduciary duties of directors has not been the subject of extensive judicial interpretation in Mexico, unlike many states in the United States where duties of care and loyalty elaborated by judicial decisions help to shape the rights of minority stockholders. Mexican civil procedure does not contemplate class actions or stockholder derivative actions, which permit stockholders in U.S. courts to bring actions on behalf of other stockholders or to enforce rights of the corporation itself. Stockholders cannot challenge corporate action taken at a stockholders' meeting unless they meet certain procedural requirements, as described above under "Stockholders' Meetings." As a result of these factors, in practice it may be more difficult for our minority stockholders to enforce rights against us or our directors or controlling stockholders than it would be for stockholders of a U.S. company. In 2001, the Mexican government increased minority stockholders' rights by amending the Securities Market Law and enacting other regulations to reduce the ownership percentages necessary to exercise minority rights and permit minority stockholders to sell their shares in the event of a change of control in Desc.

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

C.      MATERIAL CONTRACTS

        We are not a party to any material contract other than those entered into in the ordinary course of business.

D.      EXCHANGE CONTROLS

Exchange Controls

        Mexico abolished its exchange control system on November 11, 1991. From November 11, 1991 to October 20, 1992, Banco de Mexico permitted the rate of exchange between the Peso and the Dollar to fluctuate according to supply and demand within a moving band. In December 1994, the Mexican government, in response to exchange rate pressures, increased by 15% the upper limit of the Peso - Dollar exchange rate band, and two days later allowed the Peso to fluctuate freely against the Dollar. By December 31, 1994, the Peso - Dollar exchange rate, which had been Ps.3.466 to U.S.$1.00 on December 19, 1994, was Ps.5.000 to U.S.$1.00. At December 31, 1996, the Peso - Dollar exchange rate was Ps.7.88 to U.S.$1.00.

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

        Except for the period from September through December 1982, during the Mexican liquidity crisis, Banco de Mexico consistently has made foreign currency available to Mexican private sector entities. However, in the event of renewed shortages of foreign currency, we cannot assure you that Banco de Mexico would continue to make foreign currency available or that foreign currency we need to service foreign currency obligations could be purchased in the open market without substantial additional cost.

        Pursuant to the provisions of NAFTA, Mexico remains free to impose foreign exchange controls on investments made in Mexico, including those made by U.S. and Canadian investors.

Restrictions on Foreign Investment

        Foreign investment in the capital stock of Mexican companies is regulated by the 1993 Ley de Inversion Extranjera (the "Foreign Investment Law") and the 1998 regulations promulgated under the Foreign Investment Law (the "Foreign Investment Regulations"). The Foreign Investment Law defines foreign investment as (i) the participation of foreign investors in the capital stock of Mexican corporations, or investments made in the capital stock of Mexican corporations by a Mexican corporation in which foreign capital has a majority participation, and (ii) the participation of foreign investors in those activities that are regulated by the Foreign Investment Law. Foreign investors are defined as individuals or entities that are not Mexican nationals. The Comision Nacional de Inversion Extranjera (the "Foreign Investment Commission"), the Direccion General de Inversiones Extranjeras (the "Foreign Investments Bureau") and the Registro Nacional de Inversiones Extranjeras (the "National Registry of Foreign Investments") of the Ministry of Economy are responsible for the administration of the Foreign Investment Law and the Foreign Investment Regulations. In order to comply with foreign investment restrictions, Mexican companies typically limit particular classes of their stock to ownership by Mexican individuals and Mexican corporations in which foreign investment has a minority participation.

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

E.      TAXATION

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

Taxation of dividends

        Dividends paid either in cash or in any other form to Mexican individuals and to all non-Mexican stockholders, whether individuals or entities, with respect to the ADSs or the Series C shares represented by ADSs, are not subject to a Mexican withholding tax.

        We will not be subject to any tax in connection with a dividend payment if the amount maintained in our previously taxed net earnings account (cuenta de utilidad fiscal neta or "CUFIN") exceeds the dividend payment to be made. However, if the dividend payment is in an amount greater than our CUFIN balance (which may occur in a year when net profits exceed the balance in such accounts), then we will be required to pay up to a 34% in 2003, 33% in 2004 and 32% beginning in 2005 on an amount equal to the product of (i) the portion of the amount which exceeds such balance times 1.5152 in 2003, 1.4925 in 2004 and
1.4706 in 2005.

Taxation of capital gains

        Gains on the sale or other disposition of ADSs by holders who are not residents of Mexico will not be subject to Mexican tax, if such disposition takes place over a stock exchange located in a highly liquid market of a country with which Mexico has executed a treaty to avoid double taxation. Deposits of Series C shares in exchange for ADSs and withdrawals of Series C shares in exchange for ADSs will not give rise to Mexican taxes.

        Gains on the sale of Series C shares by holders who are not residents of Mexico will not be subject to any Mexican tax if (1) the transaction is carried out through the Mexican Stock Exchange, (2) such disposition takes place over a stock exchange located in a highly liquid market of a country with which Mexico has executed a treaty to avoid double taxation, or (3) the Series C shares, as is the case, are on the list of publicly-traded shares published by the Ministry of Finance and Public Credit through general rules.

        Under current law, the sale or disposition of Series C shares other than through the Mexican Stock Exchange by holders who are not residents of Mexico is generally subject to a Mexican tax at a rate of 25% of the gross sales price. However, if the holder is a resident of a country which is not considered to be a low tax rate country (by reference to a list of low rate countries published by the Mexican Ministry of Finance and Public Credit), the holder may elect to designate a resident of Mexico as its representative for Mexican tax purposes, in which case taxes would be payable at a maximum rate of 34% on the gain on such disposition. The maximum rate will be gradually reduced by one percent per year until 2005. In 2005 and thereafter, the maximum rate will be 32%. The United States is not considered to be low tax rate country. The Tax Treaty exempts United States residents from Mexican capital gains taxes on dispositions of stock (whether or not those dispositions are carried out through the Mexican Stock Exchange), provided that (i) during the 12-month period before the disposition, the U.S. resident did not hold, directly or indirectly, an equity interest of 25% or more in the Mexican company, (ii) less than 50% of the assets of the Mexican company consist of immovable property situated in Mexico or (iii) the gain is not attributable to a permanent establishment in Mexico of the U.S. resident.

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

MEXICAN FEDERAL INCOME TAX CONSIDERATIONS FOR HOLDERS OF THE NOTES

        The following is a summary of the principal consequences under current Mexican federal tax laws, the regulations and administrative rules issued by the Ministry of Finance and Public Credit and the Tax Treaty of the purchase, ownership and disposition by a Foreign Holder of Desc's 8 3/4% Guaranteed Notes due 2007 (the "Notes"). The Notes were issued by Dine with the full and unconditional guarantee of Desc. As a result of Dine's merger into Desc, Desc has assumed all of Dine's obligations under the indenture. A "Foreign Holder" is a holder who (1) is not a resident of Mexico for tax purposes and (2) will not hold Notes or a beneficial interest in Notes in connection with the conduct of a trade or business through a permanent establishment in Mexico. This summary does not address the tax laws of any state or municipality in Mexico. Readers are cautioned that this is not a complete analysis or listing of all potential tax effects that may be relevant to a decision to purchase, hold or dispose of Notes.

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

Taxation of payments of interest and principal

        Under the Mexican Income Tax Law, payments of interest made by Desc to a Foreign Holder in respect of the Notes will be subject to Mexican withholding taxes assessed at a rate of 4.9% if (i) as is the case, the Notes have been placed through banks or brokers in a country with which Mexico has executed a treaty to avoid double taxation and such treaty is in force, (ii) as is the case, the Notes have been registered with the Special Section of the National Registry for Securities and Intermediaries (the "Special Section") and (iii) the issuer provides the information required under general rules issued by the Ministry of Finance and Public Credit (the "Reduced Rate Regulation"), which is described below. The issuer currently intends to provide this information. Otherwise, payments of interest made by Desc to Foreign Holders in respect of Notes will be subject to Mexican withholding taxes imposed at a rate of 10%.

        The information requirements under the Reduced Rate Regulation, are generally described below:

        . Desc, as is the case, has timely filed with the Ministry of Finance and Public Credit information relating to the registration of the Notes in the Special Section and to the issuance of the Notes; and

        . Desc timely files each quarter of the calendar year with the Mexican Ministry of Finance and Public Credit information representing that no "party related" to Desc, directly or indirectly, is the effective beneficiary of 5% or more of the aggregate amount of the interest payment, and Desc maintains records evidencing compliance with this requirement.

        Under the Mexican Income Tax Law and Reduced Rate Regulation any of the following would be a "party related" to Desc: (1) stockholders of Desc that own, directly or indirectly, individually or collectively with related persons (within the meaning of the Mexican Income Tax law and the Reduced Rate Regulation) more than 10% of Desc's voting stock or (2) corporations if more than 20% of their stock is owned directly or indirectly, individually or collectively by related persons of Desc.

        Apart from the Reduced Rate Regulation, other special rates of Mexican withholding income tax may apply. In particular, under the Tax Treaty, the Mexican withholding tax is reduced to 4.9% (the "Treaty Rate") for some holders that are residents of the United States within the meaning of the Tax Treaty provided they satisfy the circumstances contemplated in the Tax Treaty. However, during 2003, the Tax Treaty is not expected, generally, to have any material effect on the Mexican tax consequences to holders of Notes because, as described above, with respect to a United States holder, Desc will be entitled to withhold taxes in connection with interest payments under the Notes at the Reduced Rate so long as the Reduced Rate Regulation requirements described above are met. Holders of the Notes should consult their tax advisors as to the possible application of the Treaty Rate.

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

Taxation of capital gains

        Under the Income Tax Law it is not clear if a tax will apply to gains resulting from a Foreign Holder's sale or other disposition of Notes. We believe, but have not verified, that such tax applies only to the gains resulting from a Foreign Holder's sale or other disposition of debt securities placed among the investment public at large in Mexico.

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

        This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), current and proposed U.S. Treasury regulations promulgated thereunder, and administrative and judicial decisions, as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular holder based on such holder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the United States federal income tax consequences to holders that are subject to special treatment, including:

        .       broker-dealers, including dealers in securities or currencies;

        .       insurance companies;

        .       taxpayers that have elected mark-to-market accounting;

        .       tax-exempt organizations;

        .       financial institutions or "financial services entities";

        . taxpayers who hold Shares as part of a straddle, "hedge" or "conversion transaction" with other investments;

        . holders owning directly, indirectly or by attribution at least 10% of our voting power or 10% of the value of our stock;

        .       taxpayers whose functional currency is not the Dollar;

        . certain expatriates or former long-term residents of the United States; and

        .       taxpayers who acquire Shares as compensation.

        This discussion does not address any aspect of United States federal gift or estate tax, or state, local or non-United States tax laws. Additionally, the discussion does not consider the tax treatment of partnerships or persons who hold Shares through a partnership or other pass-through entity. Certain material aspects of United States federal income tax relevant to a beneficial owner other than a U.S. Holder (a "Non-U.S. Holder") also are discussed below. Each investor is advised to consult such person's own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of Shares.

Taxation of Dividends Paid on Shares

        In the event that we do pay a dividend, and subject to the discussion of the passive foreign investment company, or "PFIC," rules below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on the Shares on the date the distribution is received (which, in the case of ADSs, will be the date of receipt by the Depositary) to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder's basis in the Shares and, to the extent in excess of such basis, will be treated as a gain from the sale or exchange of the Shares. Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. Holder will be includible in the income of a U.S. Holder in a Dollar amount calculated by reference to the exchange rate on the date the distribution is received (which, in the case of ADSs, will be the date of receipt by the Depositary), regardless of whether the payment is in fact converted into Dollars on such date. A U.S. Holder that receives a foreign currency distribution and converts the foreign currency into Dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the Dollar, which will generally be U.S. source ordinary income or loss.

        Distributions of our current or accumulated earnings and profits will be foreign source passive income for United States foreign tax credit purposes and will not qualify for the dividends received deduction otherwise available to corporations. U.S. Holders will not be entitled to a deduction or credit for any taxes paid by us on a distribution. See "Mexican Federal Income Tax Considerations for Holders of ADSs and Series C Shares - Taxation of dividends."

        Dividends paid to non-corporate U.S. Holders after May 5, 2003 and before 2009 may qualify for a reduced rate of taxation of 15% or lower under recently enacted legislation if (i) our Shares or ADSs are tradable on an established securities market in the United States or (ii) we qualify for benefits under a comprehensive income tax treaty with the United States which includes an exchange of information program. Our ADSs are currently traded on an established securities market in the United States. Consequently, dividends paid by us would qualify for the reduced rate under this legislation. A U.S. Holder would not be entitled to the reduced rate unless the holder satisfies certain eligibility requirements (including certain holding period requirements). The reduced tax rate for dividends would not apply if we were a PFIC.

Taxation of the Sale or Exchange of Shares

        Subject to the discussion of the PFIC rules below, upon the sale or exchange of Shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder's basis in the Shares, which is usually the Dollar cost of such shares, and the amount realized on such sale or exchange. Capital gain from the sale or exchange of the Shares held more than one year is long-term capital gain. Long-term capital gains recognized by non-corporate U.S. Holders after May 5, 2003 and before 2009 may qualify for a reduced rate of taxation of 15% or lower under recently enacted legislation. Gain or loss recognized by a U.S. Holder on a sale or exchange of Shares generally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of a capital loss recognized on the sale or exchange of Shares is subject to limitations.

        If the Shares are publicly traded, a disposition of Shares will be considered to occur on the "trade date," regardless of the U.S. Holder's method of accounting. A U.S. Holder that uses the cash method of accounting calculates the Dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and, therefore, may realize foreign currency gain or loss, unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale for purposes of calculating such foreign currency gain or loss. In addition, a U.S. Holder that receives foreign currency upon the sale or exchange of the Shares and converts the foreign currency into Dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the Dollar, which will generally be U.S. source ordinary income or loss.

        U.S. Holders generally will not be entitled to claim a foreign tax credit for any Mexican tax incurred on a sale of the Shares against U.S. tax imposed on any gain from the sale. See "Mexican Federal Income Tax Considerations for Holders of ADSs and Series C Shares - Taxation of capital gains."

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

        If we are a PFIC, a U.S. Holder may be subject to adverse United States federal income tax consequences upon receipt of distributions by us or upon realizing a gain on the disposition of our Shares, including taxation of such amounts as ordinary income and the imposition of an interest charge on the resulting tax liability as if such ordinary income accrued over the U.S. Holder's holding period for the PFIC shares. We believe that we were not a PFIC for 2002 and believe we will not be a PFIC for 2003. However, there can be no assurances that we will not become a PFIC. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules.

Tax Consequences for Non-U.S. Holders of Shares

        Except as described in "U.S. Information Reporting and Backup Withholding" below, a Non-U.S. Holder who is a beneficial owner of Shares will not be subject to United States federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, such Shares, unless:

        . such item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States; or

        . the Non-U.S. Holder is an individual who holds the Shares as capital assets and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption.

U.S. Information Reporting and Backup Withholding

        U.S. Holders generally are subject to information reporting requirements with respect to dividends paid in the United States on Shares. In addition, U.S. Holders are subject to U.S. backup withholding (currently at a rate of 28%) on dividends paid in the United States on Shares unless the U.S. Holder provides an IRS Form W-9 or otherwise establishes an exemption. U.S. Holders are subject to information reporting and backup withholding (currently at a rate 28%) on proceeds paid from the sale, exchange, redemption or other disposition of Shares unless the U.S. Holder provides an IRS Form W-9 or otherwise establishes an exemption.

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

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS - THE NOTES

        The following discussion is based upon the provisions of the Code, the applicable U.S. Treasury regulations promulgated or proposed thereunder, judicial authority and current administrative rulings and practice. Legislative, judicial or administrative changes or interpretations may be forthcoming that may be retroactive and that could alter or modify the continued validity of the statements and conclusions set forth below. Except with respect to the discussions set forth below under "- Non-U.S. Holders" and "- Information Reporting and Backup Withholding," this discussion is limited to the United States federal income tax considerations applicable to a beneficial owner of a Note who or which is (i) a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal tax purposes) created or organized in the United States or under the laws of the United States or any political subdivision thereof or therein, (iii) an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust (for purposes of this section relating to the Notes, a "U.S. Holder"). Certain aspects of United States federal income taxation relevant to a beneficial owner of a Note other than a U.S. Holder (for purposes of this section relating to the Notes, a "Non-U.S. Holder") are also discussed below. This discussion does not address all aspects of United States federal income taxation that might be relevant to particular holders in light of their personal investment circumstances or status, nor does it discuss the consequences to holders subject to special treatment under the United States federal income tax laws, including:

        .       broker-dealers, including dealers in securities or currencies;

        .       insurance companies;

        .       taxpayers that have elected mark-to-market accounting;

        .       tax-exempt organizations;

        .       financial institutions or "financial services entities";

        . taxpayers who hold Notes as part of a straddle, "hedge" or "conversion transaction" with other investments;

        . certain expatriates or former long-term residents of the United States; and

        .       taxpayers whose functional currency is not the Dollar.

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

        Except as otherwise indicated below, this discussion is generally limited to the tax consequences to beneficial owners of the Notes that are initial holders of the Notes that hold the Notes as capital assets (within the meaning of Section 1221 of the Code) and that purchased the Notes at the "issue price." For this purpose, the "issue price" of a Note is the first price at which a substantial amount of the Notes were sold to the public for money (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers).

        Each investor is advised to consult such person's own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of Notes.

Stated Interest on Notes

        Stated interest on a Note will be taxable to a U.S. Holder as ordinary income either at the time it accrues or is received in accordance with the U.S. Holder's method of accounting for United States federal income tax purposes.

Additional Amounts

        Assuming that the contingency that we will pay Additional Amounts (the amount of interest provided in the Notes to prevent any net reduction for withholding taxes determined using the withholding tax rate applicable to the U.S. Holder) is remote or incidental (within the meaning of applicable U.S. Treasury regulations), a U.S. Holder will treat the gross amount of any Additional Amounts as ordinary interest income at the time such amount is received or accrued in accordance with such U.S. Holder's method of accounting for United States federal income tax purposes. Consequently, the amount a U.S. Holder will include in gross income with respect to a Note could exceed the amount of cash received by the U.S. Holder should Additional Amounts be due under the Notes.

Withholding Taxes

        Any foreign withholding taxes paid at the rate applicable to a U.S. Holder will be treated as foreign taxes eligible for credit against such U.S. Holder's United States federal income tax liability, at the election of the U.S. Holder, subject to generally applicable limitations and conditions (including that the U.S. Holder claim any applicable treaty benefits). Alternatively, such taxes are eligible for deduction in computing such U.S. Holder's taxable income. Stated interest and Additional Amounts will constitute foreign source income for foreign tax credit purposes. Such income will generally constitute "high withholding tax interest" for U.S. foreign tax credit purposes, unless the rate applicable to the U.S. Holder is below 5%, in which case such income generally will constitute "passive income". The calculation of foreign tax credits involves the application of complex rules that depend on a U.S. Holder's particular circumstances. Accordingly, investors are urged to consult their tax advisors regarding their ability to claim a credit for any foreign withholding taxes paid with respect to the Notes.

Sale, Exchange or Redemption

        Unless a non-recognition provision applies, the sale, exchange, redemption (including pursuant to an offer by us) or other disposition of a Note will be a taxable event for United States federal income tax purposes. In that event, a U.S. Holder will recognize gain or loss equal to the difference between
(i) the amount of cash plus the fair market value of any property received upon that sale, exchange, redemption or other taxable disposition (other than amounts attributable to accrued interest) and (ii) the U.S. Holder's adjusted tax basis in the Note. A U.S. Holder's tax basis in a Note generally will equal the Dollar cost of the Note to the U.S. Holder.

        Gain or loss recognized by a U.S. Holder of a Note should be capital gain or loss and will be long-term capital gain or loss if the Note has been held by the U.S. Holder for more than one year at the time of sale, exchange, redemption or other disposition. Long-term capital gains recognized by non-corporate U.S. Holders after May 5, 2003 and before 2009 may qualify for a reduced rate of taxation of 15% or lower under recently enacted legislation.

        Any gain realized by a U.S. Holder on the sale, exchange or redemption of a Note generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Any loss realized upon such a sale, exchange, redemption or other disposition of a Note generally will be treated as a U.S. source loss except to the extent such loss is attributable to accrued but unpaid interest.

Non-U.S. Holders

        Subject to the discussion below under "--Information Reporting and Backup Withholding," a Non-U.S. Holder of a Note generally will not be subject to United States federal income or withholding tax on payments, including stated interest and Additional Amounts in respect of a Note, and gain realized on the sale, exchange, redemption or other disposition of a Note unless (i) that income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (or in the case of a treaty resident, attributable to a permanent establishment in the United States) or (ii) in the case of a gain, the Non-U.S. Holder of a Note is a nonresident alien individual who holds a Note as a capital asset and is present in the United States for 183 days or more in the taxable year of the sale, exchange, redemption or other disposition and certain other conditions are satisfied.

Information Reporting and Backup Withholding

        Payments of interest and principal on a Note and the proceeds from the sale of a Note paid to a U.S. Holder (other than a corporation or other exempt recipient) will be reported to the U.S. Internal Revenue Service. A U.S. Holder may be subject to U.S. backup withholding (currently at the rate of 28%) with respect amounts paid on a Note and the proceeds from the sale of a Note unless such U.S. Holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules.

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

        Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules will be creditable against the Holder's United States federal income tax liability, subject to satisfaction of certain procedural requirements. Holders of Notes should consult their tax advisors to determine whether they qualify for exemption from U.S. withholding and the procedure for obtaining an exemption, if applicable.

F.      DIVIDENDS

        All three series of shares are entitled to the same dividend and distribution rights, and therefore any dividends must be declared and paid in equal amounts with respect to all outstanding shares. We did not pay dividends in 1999 and paid cash dividends in 2000, 2001 and 2002. The table below presents the cash and stock dividends paid on each share, as well as the number of shares entitled to these dividends during the periods indicated. Dividend per share amounts have not been adjusted for inflation, and reflect share amounts outstanding immediately prior to the distribution of the dividend. Peso figures have been translated into Dollars at the Noon Buying Rate on the first date that the dividend was available for payment:

                               NUMBER OF
                                 SHARES
                                ENTITLED             DIVIDENDS
PERIOD                        TO DIVIDENDS        PER SHARE/(1)/
-------                       -------------       --------------

1999                          1,492,363,425                 0.00
2000                          1,444,774,155                 0.27
2001/(2)/                     1,368,998,270                 0.29
2002/(3)/                     1,369,079,376                 0.29

(1)     Dividends reflected in the table are in nominal Pesos.
(2)     Paid on July 20, 2001, October 19, 2001, January 31, 2002 and April 18,
        2002.
(3)     Paid on July 25, 2002, October 24, 2002, January 31, 2003 and April 9,
        2003.

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

        The declaration, amount and payment of dividends are determined by majority vote of the holders of the Series A shares and the Series B shares, generally, but not necessarily, on the recommendation of our board of directors, and will depend on our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the board of directors and the holders of the Series A and the Series B shares. As a general policy, approximately 35% of the legally available net income of Desc has been paid annually to our stockholders. However in 1996, 1999 and 2003, we were not permitted to pay cash dividends under the terms of indebtedness that has since been repaid. Under our current credit facilities, we are subject to covenants that may significantly limit our ability to pay dividends in future years.

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

G.      STATEMENTS BY EXPERTS

        Not applicable.

H.      DOCUMENTS ON FILE

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

MARKET RISK

        Our exposure to market risk associated with changes in interest rates relates primarily to debt obligations. Our policy is to manage our interest rate risk through a combination of fixed and floating rate debt issues. With respect to floating rate debt, we sometimes use interest rate swap contracts to reduce our interest rate exposure. Most of our debt is denominated in Dollars.

        The table below provides information as of December 31, 2002 about our financial instruments that are sensitive to changes in interest rates, exchange rates and commodity prices. For these debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The fair value of long-term debt is based on the quoted market prices for the same or similar issues, as well as on the present value of future cash flows. The rates used to discount the future cash flows of debt instruments are the London inter-bank offered rate or "LIBOR" and the Mexican TIIE rates that match the remaining life of the instrument.

                                         EXPECTED MATURITY DATE
                               -----------------------------------------
                                                                                                       2002
                                  2003       2004       2005       2006      2007      THEREAFTER     TOTAL
                               ---------   -------   ---------   -------   ---------   ----------   ---------
                                                          (Pesos in Millions)
FIXED RATE DEBT/(1)/
Dollar-denominated             Ps.    980  Ps.  98   Ps.    97   Ps.  98               Ps. 1,051    Ps. 2,327
Weighted average interest                     8.39%       8.39%     8.39%                   9.32%
 rate                                6.75%
Peso-denominated                                                                       Ps.          Ps. 2,195
                                                                                           1,150
Weighted average interest                                                                   8.20%
rate
FLOATING RATE DEBT/(2)/
Dollar-denominated             Ps.  3,035  Ps. 621   Ps. 1,276   Ps. 765               Ps.   660    Ps. 6,357
Weighted average interest
 rate/(3)/                           4.84%    4.91%       5.59%     6.12%                   6.98%
Peso-denominated               Ps.      6  Ps. 396   Ps.   526   Ps. 267               Ps.   139    Ps. 1,329
Weighted average interest
 rate/(4)/                          10.26%   11.14%      11.83%    12.90%                   9.68%   Ps.12,209

INTEREST RATE DERIVATIVE)
Variable to fixed swaps        Ps.  (17.5)                                 Ps. (59.1)
Average pay rate                     4.18%                                       9.7%
Average receive rate                 1.40%                                       8.9%

EXCHANGE RATE DERIVATIVE)
Variable to fixed swaps        Ps.   11.0
Average pay rate                   NA
Average receive rate               NA

COMMODITIES DERIVATIVES/(6)/
Variable to fixed swaps        Ps.  (54.5)
Average pay rate                   NA
Average receive rate               NA

                                  2002                     2001
                                  FAIR         2001        FAIR
                               VALUE/(5)/     TOTAL      VALUE/(5)/
                               ----------   ----------   ----------
                                       (Pesos in Millions)
Fixed Rate Debt/(1)/
Dollar-denominated             Ps.  2,655   Ps.  1,916   Ps.  2,232
Weighted average interest
 rate
Peso-denominated               Ps.  2,608   Ps.  2,079   Ps.  2,399

Weighted average interest
rate
FLOATING RATE DEBT/(2)/
Dollar-denominated             Ps.  6,552   Ps.  5,857   Ps.  5,971
Weighted average interest
 rate/(3)/
Peso-denominated               Ps.  1,369   Ps.    243   Ps.    245
Weighted average interest
 rate/(4)/                                  Ps. 10,095

INTEREST RATE DERIVATIVE)
Variable to fixed swaps        Ps.  (76.6)               Ps.   (6.9)
Average pay rate
Average receive rate

EXCHANGE RATE DERIVATIVE)
Variable to fixed swaps        Ps.   11.0                        NA
Average pay rate
Average receive rate

COMMODITIES DERIVATIVES/(6)/
Variable to fixed swaps        Ps.  (54.5)                       NA
Average pay rate
Average receive rate

----------
/(1)/   Fixed interest rates are weighted averages as contracted by Desc.
/(2)/ Floating interest rates are based on market rates as of December 31, 2002 plus the weighted average spread for Desc and its subsidiaries.
/(3)/   Market rates for Dollar-denominated debt are based on the LIBOR curve.
/(4)/   Market rates for Peso-denominated debt are based on the TIIE.
/(5)/   Fair value refers to accrued net interest expenses/income as of each year.
/(6)/   All the commodities derivatives are referred to Natural Gas.

        A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to floating rate liabilities held at December 31, 2002 would increase our interest expense in 2003 by approximately Ps. 76,860 or 17.59%, over a 12-month period of 2003, assuming no additional debt is incurred during such period.

DERIVATIVE FINANCIAL INSTRUMENTS

        Desc's internal control system includes policies and procedures to manage its exposure to fluctuations in foreign currency exchange rates using derivative financial instruments. These instruments are traded only with authorized institutions and trading limits have been established for each institution. Desc does not carry out transactions with derivative financial instruments for the purpose of speculation.

        The derivative financial instruments currently used by Desc are primarily hedge contracts to reduce its exposure to exchange rate fluctuations. Premiums paid are amortized over the term of the derivative financial instrument using the unpaid balance of the liability being hedged. See

Note 4 to the Financial Statements for additional information regarding our derivative financial instruments.

        See also the discussion in Item 5 above regarding exchange rate translations and our treasury policy.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

        See discussion in "Item 5. Operating and Financial Review and Prospects
- Liquidity" regarding our breach of the debt servicing ratios in each of the Credit Agreements, which triggered cross-default covenants in certain of our affected credit facilities.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

        Not applicable.

ITEM 15. CONTROLS AND PROCEDURES.

        We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the periods specified in the rules and forms of the SEC. Such information is accumulated and communicated to the Desc's management, including its principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. Desc's management, including the principal executive officer and the principal financial officer, recognizes that any set of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

        Within 90 days prior to the filing date of this Annual Report on Form 20-F, Desc has carried out an evaluation, under the supervision and with the participation of Desc's management, including Desc's principal executive officer and Desc's principal financial officer, of the effectiveness of the design and operation of Desc's disclosure controls and procedures. Based on such evaluation, Desc's principal executive officer and principal financial officer concluded that Desc's disclosure controls and procedures are effective.

        There have been no significant changes in the Desc's internal controls or in other factors that could significantly affect the internal controls subsequent to the date of their evaluation in connection with the preparation of this Annual Report on Form 20-F.

ITEM 16. [RESERVED]

                                    PART III

ITEM 17. FINANCIAL STATEMENTS.

        Not applicable.

ITEM 18. FINANCIAL STATEMENTS.

Independent auditors' report.........................................................       F-1 to F-2
Consolidated balance sheets as of December 31, 2001 and 2002.........................       F-3 to F-4
Consolidated statements of income for the years ended December 31, 2000,
2001 and 2002........................................................................       F-5 to F-6
Consolidated statements of stockholders' equity for the years ended
December 31, 2000, 2001 and 2002.....................................................       F-7
Consolidated statements of changes in financial position for the years ended
December 31, 2000, 2001 and 2002.....................................................       F-8 to F-9
Notes to consolidated financial statements...........................................       F-10 to F-52
Reports of other independent public accountants......................................       F-53 to F-66

ITEM 19. EXHIBITS.

        1.1. English translation of Registrant's Bylaws, as amended on April 28, 2003.

        2.1. Specimen certificate for the C Shares, together with an English translation (incorporated by reference to Exhibit 4.1 to Registration Statement No. 33-80126 of Desc filed with the SEC on June 10, 1994 (the "Registration Statement")).

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

        8.1.    List of Subsidiaries.

        12.1 Certifications of Fernando Senderos Mestre, Chief Executive Officer of Desc, S.A. de C.V. and Arturo D'Acosta Ruiz, Chief Financial Officer of Desc, S.A. de C.V., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

                                             Desc, S.A. de C.V.

                                             By:  /s/ Arturo D'Acosta Ruiz
                                                 -------------------------------
                                             Name:    Arturo D'Acosta Ruiz
                                             Title:   Chief Financial Officer

Dated:  June 30, 2003

                         CERTIFICATION UNDER SECTION 302
                            OF THE SARBANES-OXLEY ACT

I, Fernando Senderos Mestre, certify that:

1.      I have reviewed this annual report on Form 20-F of Desc, S.A. de C.V.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 and 15d-15) for the registrant and have:

        a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

        b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the "Evaluation Date"); and

        c) Presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

        a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

        b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                                                    /s/ Fernando Senderos Mestre
                                                    -------------------------
Date: June 30, 2003                                 Fernando Senderos Mestre
                                                    Chief Executive Officer

                         CERTIFICATION UNDER SECTION 302
                            OF THE SARBANES-OXLEY ACT

I, Arturo D'Acosta Ruiz, certify that:

1.      I have reviewed this annual report on Form 20-F of Desc, S.A. de C.V.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 and 15d-15) for the registrant and have:

        a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

        b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the "Evaluation Date"); and

        c) Presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

        a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

        b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                                                       /s/ Arturo D'Acosta Ruiz
                                                       -------------------------
Date: June 30, 2003                                    Arturo D'Acosta Ruiz
                                                       Chief Financial Officer

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Desc, S.A. de C.V.:

We have audited the accompanying consolidated balance sheet of Desc, S.A de C.V. and subsidiaries (collectively referred to as the "Company") as of December 31, 2002, and the related consolidated statements of loss, changes in stockholders' equity and changes in financial position for the year then ended, all expressed in thousands of Mexican pesos of purchasing power as of December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of the chemical segment (formerly Girsa, S.A. de C.V. and subsidiaries), Agroken, S.A. de C.V. and subsidiaries, Corfuerte, S.A. de C.V. and subsidiaries (formerly Grupo Corfuerte, S.A. de C.V. and subsidiaries), and Authentic Acquisition Corporation, Inc., which statements reflect total assets constituting 42% of consolidated total assets as of December 31, 2002, and total revenues constituting 53% of consolidated total revenues for the year then ended. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of such other auditors.

We conducted our audit in accordance with auditing standards generally accepted in Mexico and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Desc, S.A. de C.V. and subsidiaries as of December 31, 2002, and the results of their operations, changes in their stockholders' equity and changes in their financial position for the year then ended in conformity with accounting principles generally accepted in Mexico.

Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with accounting principles generally accepted in Mexico but do not conform with accounting principles generally accepted in the United States of America (U.S. GAAP). A description of these differences and a reconciliation of majority net income (loss) and majority stockholders' equity to U.S. GAAP as permitted by Form 20-F of the Securities and Exchange Commission (SEC), which allows omission of the requirement to quantify, in the U.S. GAAP reconciliation, the differences attributable to the effects of comprehensive inflation adjustments recorded locally, are set forth in Notes 22 and 23.

Our audit also comprehended the translation of the Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.

Deloitte & Touche

/s/ Deloitte & Touche

Mexico City,
March 25, 2003
(June 25, 2003 with respect to Note 24)

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
          CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2002
                       EXPRESSED IN THOUSANDS OF CONSTANT
                               MEXICAN PESOS (Ps.)
                        AND THOUSANDS OF U.S. DOLLARS ($)

                                                                2001              2002              2002
                                                          ---------------   ---------------   ---------------
ASSETS

CURRENT:
  Cash and cash equivalents                               Ps.   1,435,773   Ps.   2,406,043   $       232,214
  Notes and accounts receivable, net                            3,627,389         3,679,283           355,099
  Inventories, net                                              3,055,792        3,071,196            296,410
  Prepaid expenses                                                 74,681            54,609             5,271
  Real estate assets available for sale                            18,861                 -                 -
  Discontinued operations                                         376,703            98,114             9,469
                                                          ---------------   ---------------   ---------------
      Total current assets                                      8,589,199         9,309,245           898,463

LAND HELD FOR DEVELOPMENT AND
 REAL ESTATE PROJECTS                                           4,134,721         4,126,698           398,280

PROPERTY, PLANT AND EQUIPMENT, NET                             12,629,311        12,816,580         1,236,966

INVESTMENT PROPERTIES, NET                                        443,380           345,316            33,328

GOODWILL                                                        1,377,318         1,328,809           128,247

OTHER ASSETS, NET                                               1,626,486         1,237,749           119,459

DISCONTINUED OPERATIONS                                           261,387           141,850            13,690
                                                          ---------------   ---------------   ---------------
                                                          Ps.  29,061,802   Ps.  29,306,247   $     2,828,433
                                                          ===============   ===============   ===============
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT:
  Bank loans and current portion of long-term debt        Ps.   3,247,442   Ps.   3,502,768   $       338,062
  Notes and accounts payable to suppliers                       1,753,749         2,007,995           193,798
  Other payables and accrued liabilities                        2,109,849         1,709,278           164,968
  Income taxes and employee profit sharing                        382,247           102,349             9,878
  Discontinued operations                                          92,833            60,096             5,800
                                                          ---------------   ---------------   ---------------
      Total current liabilities                                 7,586,120         7,382,486           712,506

LONG-TERM DEBT                                                  7,422,598         8,706,020           840,244

DEFERRED INCOME TAXES                                           1,125,306         1,287,982           124,307

OTHER LONG-TERM LIABILITIES                                       245,926           555,821            53,644
                                                          ---------------   ---------------   ---------------
      Total liabilities                                        16,379,950        17,932,309         1,730,701

                                                                2001              2002              2002
                                                          ---------------   ---------------   ---------------
STOCKHOLDERS' EQUITY:
  Capital stock                                                11,223,862        11,223,862         1,083,248
  Paid-in surplus                                               1,170,390         1,170,390           112,958
  Retained earnings                                            20,467,245        19,011,555         1,834,862
  Reserve for repurchase of shares                                958,783           958,783            92,535
  Cumulative effect of initial recognition of
   deferred income taxes                                       (1,815,243)       (1,815,243)         (175,194)
  Adjustment of additional employee retirement
   liability                                                                       (148,221)          (14,305)
  Cumulative effect of restatement                            (23,186,079)      (22,785,818)       (2,199,128)
                                                          ---------------   ---------------   ---------------
  Majority stockholders' equity                                 8,818,958         7,615,308           734,976
  Minority interest                                             3,862,894         3,758,630           362,756
                                                          ---------------   ---------------   ---------------
      Total stockholders' equity                               12,681,852        11,373,938         1,097,732
                                                          ---------------   ---------------   ---------------
                                                          Ps.  29,061,802   Ps.  29,306,247   $     2,828,433
                                                          ===============   ===============   ===============

   The accompanying notes are part of these consolidated financial statements.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)
              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
             EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (Ps.)
         AND THOUSANDS OF U.S. DOLLARS ($), EXCEPT PER SHARE INFORMATION

                                                                2000              2001              2002              2002
                                                          ---------------   ---------------   ---------------   ---------------
NET SALES                                                 Ps.  25,208,446   Ps.  21,249,276   Ps.  19,582,937   $     1,890,008

COST OF SALES                                                  18,716,230        15,662,761        14,977,545         1,445,528
                                                          ---------------   ---------------   ---------------   ---------------
      Gross income                                              6,492,216         5,586,515         4,605,392           444,480

OPERATING EXPENSES:
Administrative                                                  2,330,635         2,144,244         2,137,719           206,318
Selling                                                         1,670,581         1,554,942         1,427,661           137,787
                                                          ---------------   ---------------   ---------------   ---------------
                                                                4,001,216         3,699,186         3,565,380           344,105
                                                          ---------------   ---------------   ---------------   ---------------
      Operating income                                          2,491,000         1,887,329         1,040,012           100,375

OTHER (EXPENSES) INCOME:
Impairment of fixed assets                                       (167,768)          (97,341)          (49,041)           (4,733)
Reorganization of food sector                                    (270,457)                -                 -                 -
Depreciation of idle plant                                        (63,177)          (72,633)           (7,251)             (700)
Nonrecurring freight and shipments                                (52,269)                -                 -                 -
Amortization of goodwill                                          (36,309)          (82,156)          (76,938)           (7,426)
Amortization of preoperating expenses and patents                       -          (107,797)          (36,064)           (3,481)
Gain (loss) on sale of shares                                      60,241           (11,853)           (5,841)             (564)
Extraordinary severance payments                                  (71,834)         (180,882)                -                 -
Income from the technology fund                                    38,708            35,603            28,002             2,703
Contingencies                                                           -           (60,253)                -                 -
Recovery of taxes                                                       -            13,457            49,470             4,774
Other, net                                                        (84,817)          (33,332)          (32,477)           (3,133)
                                                          ---------------   ---------------   ---------------   ---------------
                                                                 (647,682)         (597,187)         (130,140)          (12,560)

INTEGRAL FINANCIAL RESULT:
Interest income                                                   153,576           121,392            65,588             6,330
Interest expense                                               (1,246,412)       (1,035,186)         (832,071)          (80,306)
UDIS variation                                                   (119,207)         (105,109)         (116,041)          (11,199)
Exchange gain (loss), net                                        (334,383)          323,214          (740,939)          (71,510)
Monetary position gain                                            784,791           360,658           398,271            38,438
                                                          ---------------   ---------------   ---------------   ---------------
                                                                 (761,635)         (335,031)       (1,225,192)         (118,247)
                                                          ---------------   ---------------   ---------------   ---------------
Income (loss) from continuing operations before
 provisions and equity in associated companies and
 unconsolidated subsidiaries.                                   1,081,683           955,111          (315,320)          (30,432)

PROVISIONS FOR:
Current income taxes                                              490,687           692,913           217,458            20,988
Deferred income taxes                                             114,692          (550,890)          (79,974)           (7,719)

                                                                2000              2001              2002              2002
                                                          ---------------   ---------------   ---------------   ---------------
Employee profit sharing                                           133,318           153,083           104,629            10,098
Asset tax                                                           1,998                 -                 -                 -
Tax consolidation effect                                         (136,809)         (232,509)                -                 -
                                                          ---------------   ---------------   ---------------   ---------------
                                                                  603,886            62,597           242,113            23,367

EQUITY IN ASSOCIATED COMPANIES AND UNCONSOLIDATED
 SUBSIDIARIES                                                     (11,369)         (120,589)           (5,200)             (502)
                                                          ---------------   ---------------   ---------------   ---------------

Income (loss) from continuing operations                          466,428           771,925          (562,633)          (54,301)

DISCONTINUED OPERATIONS                                             6,896          (244,169)         (605,817)          (58,470)

CHANGE IN ACCOUNTING POLICY                                       137,717                 -                 -                 -

EXTRAORDINARY ITEMS                                                73,573          (298,162)                -                 -
                                                          ---------------   ---------------   ---------------   ---------------
  Net consolidated income (loss) for the year             Ps.     684,614   Ps.     229,594   Ps.  (1,168,450)  $     (112,771)
                                                          ===============   ===============   ===============   ===============

ALLOCATION OF CONSOLIDATED NET INCOME:
Majority stockholders' interest                           Ps.     303,359   Ps.      43,711   Ps.  (1,043,133)  $      (100,676)
Minority stockholders' interest                                   381,255           185,883          (125,317)          (12,095)
                                                          Ps.     684,614   Ps.     229,594   Ps.  (1,168,450)  $      (112,771)
                                                          ===============   ===============   ===============   ===============
INCOME PER SHARE:
Income (loss) from continuing operations                  Ps.        0.32   Ps.        0.56   Ps.       (0.41)  $         (0.04)
                                                          ===============   ===============   ===============   ===============
Discontinued operations                                   Ps.           -   Ps.       (0.18)  Ps.       (0.44)  $         (0.04)
                                                          ===============   ===============   ===============   ===============
Change in accounting policy                               Ps.        0.10   Ps.           -   Ps.           -   Ps.           -
                                                          ===============   ===============   ===============   ===============
Extraordinary items                                       Ps.        0.05   Ps.       (0.22)  Ps.           -   Ps.           -
                                                          ===============   ===============   ===============   ===============
Majority net income (loss)                                Ps.        0.21   Ps.        0.03   Ps.       (0.76)  $         (0.07)
                                                          ===============   ===============   ===============   ===============
Weighted average shares outstanding (000's)                     1,418,126         1,369,006         1,369,079         1,369,079
                                                          ===============   ===============   ===============   ===============

   The accompanying notes are part of these consolidated financial statements.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
             EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (Ps.)
                        AND THOUSANDS OF U.S. DOLLARS ($)

                                                         Capital Stock                                           Reserve for
                                   Number of     ---------------------------      Paid-in         Retained       Repurchase
                                    Shares       Historical     Restatement       Surplus         Earnings        of Shares
                                 -------------   ----------   --------------   -------------   --------------   -------------
BALANCES, JANUARY 1, 2000        1,478,734,425   Ps. 19,224   Ps. 11,206,248   Ps. 1,169,800   Ps. 22,547,972   Ps.   185,461

  Increase in reserve for
   repurchase of shares                      -            -                -               -       (1,479,800)      1,479,800
  Repurchase of shares            (109,736,155)      (1,427)            (218)              -          (64,640)       (706,478)
  Dividends declared and paid                -            -                -               -         (452,286)              -
  Comprehensive loss                         -            -                -               -          303,359               -
                                 -------------   ----------   --------------   -------------   --------------   -------------

BALANCES, DECEMBER 31, 2000      1,368,998,270       17,797       11,206,030       1,169,800       20,854,605         958,783

  Increase in capital stock
   due to merger                        81,106            1               34             590                -               -
  Dividends declared                         -            -                -               -         (431,071)              -
Decrease in minority interest
 due to restructuring and sales              -            -                -               -                -               -
  Comprehensive income (loss)                -            -                -               -           43,711               -
                                 -------------   ----------   --------------   -------------   --------------   -------------

BALANCES, DECEMBER 31, 2001      1,369,079,376       17,798       11,206,064      1,170,390        20,467,245         958,783

  Dividends declared                         -            -                -               -         (412,557)              -
  Comprehensive income (loss)                -            -                -               -       (1,043,133)              -
                                 -------------   ----------   --------------   -------------   --------------   -------------

BALANCES, DECEMBER 31, 2002      1,369,079,376   Ps. 17,798   Ps. 11,206,064   Ps. 1,170,390   Ps. 19,011,555   Ps.   958,783
                                 =============   ==========   ==============   =============   ==============   =============


BALANCES, DECEMBER 31, 2001      1,369,079,376   $    1,718   $    1,081,530   $     112,958   $    1,975,355   $      92,535

  Dividends declared                         -            -                -               -          (39,817)              -
  Comprehensive income (loss)                -            -                -               -         (100,676)              -
                                 -------------   ----------   --------------   -------------   --------------   -------------

BALANCES, DECEMBER 31, 2002      1,369,079,376   $    1,718   $    1,081,530   $     112,958   $    1,834,862   $      92,535
                                 =============   ==========   ==============   =============   ==============   =============

                                   Cumulative
                                     Effect
                                   of Initial     Adjustment of
                                 recognition of    Additional
                                    Deferred         Employee       Cumulative                         Total
                                     Income         Retirement       Effect of        Minority      Stockholders'
                                     Taxes          liability       Restatement       Interest        Equity
                                 --------------   -------------   ---------------  -------------   --------------
BALANCES, JANUARY 1, 2000        Ps. (1,815,243)  Ps.         -   Ps. (21,292,775) Ps. 4,735,642   Ps. 16,756,329

  Increase in reserve for
   repurchase of shares                       -               -                 -              -                -
  Repurchase of shares                        -               -                 -              -         (772,763)
  Dividends declared and paid                 -               -                 -        (49,287)        (501,573)
   Comprehensive loss                         -               -        (1,154,120)       532,880         (317,881)
                                 --------------   -------------   ---------------  -------------   --------------

BALANCES, DECEMBER 31, 2000          (1,815,243)              -       (22,446,895)     5,219,235       15,164,112

  Increase in capital stock
   due to merger                              -               -                 -              -              625
  Dividends declared                          -               -                 -       (386,703)        (817,774)
Decrease in minority interest
 due to restructuring and sales               -               -                 -       (627,194)        (627,194)
  Comprehensive income (loss)                 -               -          (739,184)      (342,444)      (1,037,917)
                                 --------------   -------------   ---------------  -------------   --------------

BALANCES, DECEMBER 31, 2001          (1,815,243)              -       (23,186,079)     3,862,894   $   12,681,852

  Dividends declared                          -               -                 -       (116,450)        (529,007)
  Comprehensive income (loss)                 -       ( 148,221)          400,261         12,186         (778,907)
                                 --------------   -------------   ---------------  -------------   --------------

BALANCES, DECEMBER 31, 2002      Ps. (1,815,243)  Ps. ( 148,221)  Ps. (22,785,818) Ps. 3,758,630   Ps. 11,373,938
                                 ==============   =============   ===============  =============   ==============


BALANCES, DECEMBER 31, 2001      $     (175,194)  $           -   $    (2,237,758) $     372,818   $    1,223,962

  Dividends declared                          -               -                 -        (11,239)         (51,056)
  Comprehensive income (loss)                 -         (14,305)           38,630          1,177          (75,174)
                                 --------------   -------------   ---------------  -------------   --------------

BALANCES, DECEMBER 31, 2002      $     (175,194)  $     (14,305)  $    (2,199,128) $     362,756   $    1,097,732
                                 ==============   =============   ===============  =============   ==============

   The accompanying notes are part of these consolidated financial statements.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
             EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (Ps.)
                        AND THOUSANDS OF U.S. DOLLARS ($)

                                                               2000             2001            2002            2002
                                                           -------------   -------------    -------------    ------------
OPERATING ACTIVITIES:
   Income (loss) from continuing operations                Ps.   466,428   Ps.   771,925    Ps.  (562,633)   $    (54,301)
   Income (loss) from discontinued operations                      6,896        (244,169)        (605,817)        (58,470)
   Extraordinary items                                           211,290        (298,162)               -               -
                                                           -------------   -------------    -------------    ------------
   Net consolidated income (loss) for the year                   684,614         229,594       (1,168,450)       (112,771)

Add (deduct)-Items which do not require (generate)
 resources-
     Depreciation and amortization                             1,291,809       1,260,426        1,269,144         122,489
     Depreciation of idle plant                                   63,177          72,633            7,251             700
     Impairment of fixed assets                                  167,768          97,341           49,041           4,733
     Capitalized integral financial cost                         (53,954)         (5,615)               -               -
     Equity in associated
     companies and unconsolidated subsidiaries                    11,369         120,589            5,200             502
     Amortization of goodwill                                     36,309          82,156           76,938           7,426
     Deferred income taxes                                       114,692        (550,890)         (79,974)         (7,719)
     Non-cash items from discontinued operations                  40,815         109,700           55,606           5,367
                                                           -------------   -------------    -------------    ------------
                                                               2,356,599       1,415,934          214,756          20,727
Changes in operating assets and liabilities-
   Notes and accounts receivable                                 293,501       1,104,101          (51,894)         (5,008)
   Inventories                                                  (709,574)        581,491           51,557           4,976
   Prepaid expenses                                              (13,483)         23,774           20,072           1,937
   Real estate assets available for sale                      (1,332,238)        (18,861)          18,861           1,820
   Current assets from discontinued operations                   186,990          76,036          270,617          26,118
   Notes and accounts payable to suppliers, other
    payables and accrued liabilities                             395,268          69,194         (135,232)        (13,052)
   Income taxes and employee profit sharing                     (138,377)        188,853         (279,898)        (27,014)
   Current liabilities from discontinued operations             (152,286)        (30,308)         (32,737)         (3,160)
                                                           -------------   -------------    -------------    ------------
                                                              (1,470,199)      1,994,280         (138,654)        (13,383)
                                                           -------------   -------------    -------------    ------------
     Net resources generated by operations                       886,400       3,410,214           76,102           7,344
                                                           -------------   -------------    -------------    ------------

FINANCING ACTIVITIES:
   Payments of short-term bank loans and current
    portion of long-term debt                                   (750,109)       (488,658)        (954,997)        (92,170)
   Proceeds from long-term debt                                2,525,790               -        4,667,423         450,467
   Payments of long-term debt                                 (1,565,061)     (1,331,478)      (1,598,283)       (154,255)
   Effect of the variance on short-term bank loans,
    current portion of long-term debt and long-term debt       1,007,923        (537,327)        (575,395)        (55,533)
   Other long-term liabilities                                   (23,074)       (222,625)         309,895          29,909
   Deferred income taxes                                       2,287,539        (496,865)         242,650          23,418
   Increase in capital stock due to merger                             -             625                -               -
   Dividends paid                                               (452,286)       (219,605)        (423,650)        (40,888)
   Dividends paid to minority interest                           (49,287)       (386,703)        (116,450)        (11,239)
   Adjustment of additional employee retirement
    liability                                                          -               -         (148,221)        (14,305)
   Repurchase of shares                                         (772,763)              -                -               -
   Decrease in minority stockholders' interest due to
    restructuring and sale                                             -        (627,194)               -               -
Cumulative effect of initial recognition of deferred
 income taxes in majority stockholders' interest              (1,815,243)              -                -               -
Cumulative effect of initial recognition of deferred
 income taxes in minority interest                              (752,931)              -                -               -
                                                           -------------   -------------    -------------    ------------
   Net resources (applied to) generated by financing
    activities                                                  (359,502)     (4,309,830)       1,402,972         135,404
                                                           -------------   -------------    -------------    ------------

                                       F-8

                                                               2000             2001            2002            2002
                                                           -------------   -------------    -------------    ------------
INVESTING ACTIVITIES:
   Land acquisition                                              (56,996)         (6,881)          (3,022)           (292)
   Cost of land sold                                             364,862         271,499           62,304           6,013
   Investment in real estate projects                           (680,846)       (732,809)        (390,264)        (37,666)
   Cost of real estate projects sold                             189,330         132,300          354,889          34,251
   Investment in shares                                                -        (250,894)               -               -
   Sale of shares of subsidiaries                                 74,759       1,514,438           28,024           2,705
   Cash and cash equivalents of subsidiaries sold                      -         (76,337)               -               -
   Acquisition of property, plant and equipment               (2,008,521)       (755,171)      (1,074,745)       (103,726)
   Net book value of retirements                                 126,715         640,930          252,424          24,362
   Net increase of investment properties                               -               -          (27,267)         (2,632)
   Real estate assets available for sale                       1,332,239               -                -               -
   Deferred income taxes                                          (9,977)              -                -               -
   Other assets                                                 (169,543)        (91,335)         232,894          22,477
   Investing activities of discontinued operations               (23,617)          3,576           63,931           6,170
                                                           -------------   -------------    -------------    ------------
     Net resources generated by (used in) investing
      activities                                                (861,595)        649,316         (500,832)        (48,339)
                                                           -------------   -------------    -------------    ------------
   Net increase (decrease) in cash and cash equivalents         (334,697)       (250,300)         978,242          94,410
   Net increase (decrease) in cash and cash equivalents
    from discontinued operations                                  16,398         (13,387)          (7,972)           (769)
   CASH AND CASH EQUIVALENTS
   Balance at beginning of year                                2,017,759       1,699,460        1,435,773         138,571
                                                           -------------   -------------    -------------    ------------
   Balance at end of year                                  Ps. 1,699,460   Ps. 1,435,773    Ps. 2,406,043    $    232,214
                                                           =============   =============    =============    ============

   The accompanying notes are part of these consolidated financial statements.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2000, 2001 AND 2002
             EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS (Ps.)
            AND THOUSANDS OF U.S. DOLLARS ($), EXCEPT EXCHANGE RATES

1.      PRINCIPAL ACTIVITIES AND SIGNIFICANT EVENTS

Activities- Desc, S.A. de C.V. ("DESC") is the controlling stockholder of a group of companies engaged mainly in the manufacture and sale of autoparts, chemicals and food. It is also engaged in the acquisition, sale and development of real estate.

SIGNIFICANT EVENTS-

(a) The economic slowdown recorded during 2001 and 2002, has had a significant effect in the United States of America and in Mexico, which has caused a decline in the results of DESC, mainly in its autoparts and chemical sectors. This effect was reflected by a 5.8% decrease in the production of the automotive industry in the North American region, as well as lower sales volumes in the chemical sector.

        Pursuant to the foregoing, DESC initiated a program to restructure its investment portfolio and administrative area. As part of the restructuring of its investment portfolio, during the second half of 2002 the Company decided to close the following non-strategic businesses for the group: Spark plugs and electric parts for the autoparts sector, the natural pigments business in the chemicals sector, and the hog raising operation in the food sector located in the Bajio region. These closures reflected the Company's strategy to focus on the group businesses with the highest potential for generating value. The shrimp business was donated to the Instituto Tecnologico de Estudios Superiores de Monterrey (ITESM) in October 2002 (see Note 17).

        Furthermore, as a result of the aforementioned restructuring, during the year ended December 31, 2001, the Company recorded the estimated costs of its implementation, net of a deferred income tax effect of Ps.298,162, as an extraordinary item in the statement of income. During 2002 the group's workforce was cut by 15.6%.

(b) In June 2002 the Company contracted two syndicated loans for an amount equal to US$410 million, to substitute financial liabilities with longer terms and better interest rates.

2.      BASIS OF PRESENTATION

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Mexico ("Mexican GAAP"), which do not conform with accounting principles generally accepted in the United States of America ("US GAAP") as explained in Note 22. A reconciliation between Mexican GAAP and US GAAP is presented in Note 23.

U.S. dollar amounts shown in the financial statements have been included solely for the convenience of users and are translated at the exchange rate for December 31, 2002 of 10.3613 Mexican pesos per U.S. dollar. Such translation should not be interpreted as a representation that the Mexican peso amounts have been, could have been, or could in the future be, translated into U.S. dollars at this or any other exchange rate. The statements of income in US dollars generated monthly by the Company for local purposes are presented in nominal pesos and are converted at the average exchange rates of the respective months, for which reason they differ from the accompanying financial statements.

Basis of consolidation- The accompanying consolidated financial statements include those of DESC and the subsidiaries in which there is stockholding and administrative control. All significant intercompany transactions and balances have been eliminated in the accompanying consolidated financial statements.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2000, 2001 AND 2002

                                   (Continued)

The Company's principal subsidiaries are:

                                                                                 2001      2002
                                                                                ------    -------
        Desc Automotriz, S.A. de C.V. and subsidiaries (Desc
        Automotriz)(formerly UNIK, S.A. de C.V. and subsidiaries)                 99.9%      99.9%
        Chemical segment (GIRSA) (formerly GIRSA, S.A. de C.V.)-
             Industrias Negromex, S.A. de C.V.                                    99.9%      99.9%
             Paratec, S.A. de C.V.                                                99.9%      99.9%
             Industrias Resistol, S.A. de C.V.                                    99.9%      99.9%
             Quimir, S.A. de C.V.                                                 99.9%      99.9%
             Resirene, S.A. de C.V.                                               99.9%      99.9%
             Rexcel, S.A. de C.V.                                                 99.9%      99.9%
             Nhumo, S.A. de C.V.                                                    60%        60%
             Dynasol Elastomeros, S.A. de C.V.                                    50.1%      50.1%
        Real estate segment (DINE) (formerly Division Dine, S.A. de C.V.)-
             Cantiles de Mita, S.A. de C.V.                                         96%        96%
             Canada Santa Fe, S.A. de C.V.                                          73%        73%
             Promociones Bosques, S.A. de C.V.                                     100%       100%
             Inmobiliaria Dine, S.A. de C.V.                                       100%       100%
             Club Ecuestre Chiluca, S.A. de C.V.                                    78%        78%
        Agroken, S.A. de C.V. and subsidiaries                                    99.9%      99.9%
        Corfuerte, S.A. de C.V, and subsidiaries (CORFUERTE)
         (formerly Grupo Corfuerte, S.A. de C.V.)                                 77.2%      77.3%
        Authentic Acquisition Corporation, Inc.                                   81.3%      81.3%

To simplify the Company's administrative structure, DESC was merged with GIRSA and DINE on November 29, 2001 and April 25, 2002, respectively, with DESC surviving as the absorbing company.

The equity in net income (loss) and changes in stockholders' equity of those subsidiaries that were acquired or sold, has been included in the financial statements as of or up to the date on which the transactions took place and was restated in terms of the purchasing power of the Mexican peso as of December 31, 2002.

Investments in shares of associated companies and unconsolidated subsidiaries are recorded using the equity method.

Translation of financial statements of subsidiaries- The financial statements of foreign subsidiaries, whose operations are not an integral part of the Mexican companies ("foreign entities"), are restated for the inflation rate of the respective foreign country and are translated into Mexican pesos at the exchange rate in effect at the end of the year. The financial statements of foreign subsidiaries, whose operations are an integral part of the Mexican companies ("integrated foreign operations"), are translated using yearend exchange rates for monetary items and historical exchange rates for nonmonetary items, and the translated financial statements are then restated using the National Consumer Price Index (NCPI) of Mexico. The effects of

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2000, 2001 AND 2002

                                   (Continued)

translating foreign entities are recorded directly in stockholders' equity in the "Cumulative effect of restatement " account. The effects of translating integrated foreign operations are included in the "Integral financing result" of the year in the "Monetary position gain" account. Such effects are not significant.

Comprehensive income (loss)- Comprehensive income (loss) is comprised of the net consolidated income for the period plus (less) any gains or losses that under specific accounting regulations are recorded directly in stockholders' equity, such as the gain or loss from holding nonmonetary assets. In 2000, 2001 and 2002 other comprehensive income is comprised of the gain or loss from holding nonmonetary assets and, in 2002, the adjustment of additional employee retirement liability.

Reclassifications- Certain amounts in the consolidated financial statements at December 31, 2000 and 2001 have been reclassified in order to conform to the presentation of the consolidated financial statements at December 31, 2002.

3.      SUMMARY OF FINANCIAL DATA BY BUSINESS SEGMENT

The presentation below sets forth certain financial information regarding the Company's industry segments. Intersegment transactions have been eliminated.

Total assets by industry are those assets that are used in the operations of each industry segment. Corporate assets are principally cash and long-term investments.

                                                    Net
                   Net           Operating      Consolidated        Total          Total           Capital
                  Sales           Income        Income (Loss)       Assets       Liabilities     Expenditures
              --------------   -------------   --------------   --------------  --------------   -------------
       2000

  Autoparts   Ps. 11,758,601   Ps. 1,729,590   Ps.    954,524   Ps. 12,711,930  Ps.  6,675,426   Ps. 1,198,438
  Chemicals        8,385,813         604,481          251,448        9,171,575       6,351,758         358,812
       Food        3,946,081          43,722         (324,241)       5,604,967       1,595,325         350,171
Real estate        1,098,764         171,022           58,369        7,090,993       1,872,027         836,901
  Corporate           19,187         (57,815)        (255,486)         857,735       3,778,551           2,041
              --------------   -------------   --------------   --------------  --------------   -------------
              Ps. 25,208,446   Ps. 2,491,000   Ps.    684,614   Ps. 35,437,200  Ps. 20,273,087   Ps. 2,746,363
              ==============   =============   ==============   ==============  ==============   =============

       2001

  Autoparts   Ps.  9,769,381   Ps. 1,100,674   Ps.    548,539   Ps. 10,372,900  Ps.  4,786,347   Ps.   320,353
  Chemicals        7,054,071         528,798           29,552        7,248,146       4,770,659         251,262
       Food        3,552,322         168,248         (137,811)       5,694,414       2,362,755         178,342
Real estate          853,234         153,350          (46,728)       5,369,040       1,488,238         742,338
  Corporate           20,268         (63,741)        (163,958)         377,302       2,971,951           2,566
              --------------   -------------   --------------   --------------  --------------   -------------
              Ps. 21,249,276   Ps. 1,887,329   Ps.    229,594   Ps. 29,061,802  Ps. 16,379,950   Ps. 1,494,861
              ==============   =============   ==============   ==============  ==============   =============

       2002

  Autoparts   Ps.  8,398,394   Ps.   619,490   Ps.    (41,786)  Ps.  9,186,023  Ps.  3,811,954   Ps.   747,325
  Chemicals        6,936,483         328,378         (220,097)       7,173,098       4,753,864         268,219
       Food        3,445,214          98,471         (554,144)       5,174,409       2,313,450          30,161
Real estate          768,763          86,533           33,506        5,693,524       1,642,225         417,309
  Corporate           34,083         (92,860)        (385,929)       2,079,193       5,410,816           5,017
              --------------   -------------   --------------   --------------  --------------   -------------
              Ps. 19,582,937   Ps. 1,040,012   Ps. (1,168,450)  Ps. 29,306,247  Ps. 17,932,309   Ps. 1,468,031
              ==============   =============   ==============   ==============  ==============   =============







                                                               Provision
                                                                  for
               Depreciation                                     Current
                   And          Interest        Interest        Income
               Amortization      Expense         Income          Taxes
              -------------   -------------   ------------   -------------
       2000

  Autoparts   Ps.   661,380   Ps.   248,068   Ps.   76,106   Ps.   381,914
  Chemicals         351,905         392,579         23,918         122,654
       Food         232,942         200,683         17,150         (10,341)
Real estate          73,141         155,986          7,378          (3,540)
  Corporate          35,618         249,096         29,024               -
              -------------   -------------   ------------   -------------
              Ps. 1,354,986   Ps. 1,246,412   Ps.  153,576   Ps.   490,687
              =============   =============   ============   =============

       2001

  Autoparts   Ps.   709,194   Ps.   190,014   Ps.   58,968   Ps.   465,893
  Chemicals         382,986         368,364         29,090         281,648
       Food         175,321         141,584         11,331           3,079
Real estate          37,618         120,376         41,234          34,120
  Corporate          27,940         214,848        (19,231)        (91,827)
              -------------   -------------   ------------   -------------
              Ps. 1,333,059   Ps. 1,035,186   Ps.  121,392   Ps.   692,913
              =============   =============   ============   =============

       2002

  Autoparts   Ps.   709,860   Ps.    81,355   Ps.   21,340   Ps.   446,076
  Chemicals         343,943         129,053          8,738          69,101
       Food         166,688          51,432          6,464           3,916
Real estate          22,513          30,736         15,062               -
  Corporate          33,391         539,495         13,984        (301,635)
              -------------   -------------   ------------   -------------
              Ps. 1,276,395   Ps.   832,071   Ps.   65,588   Ps.   217,458
              =============   =============   ============   =============

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2000, 2001 AND 2002

4.      SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed by the Company are in conformity with Mexican GAAP, which require management to make certain estimates and use certain assumptions to determine the valuation of some of the balances included in the financial statements and to make the disclosures required for inclusion therein. Although actual results may differ from those estimates, management believes that the estimates and assumptions used were appropriate in the circumstances.

The significant accounting polices followed by the Company are as follows:

(a) Changes in accounting policies- In 2001, the new Bulletin C-2, "Financial Instruments", went into effect. This Bulletin establishes the methodology for valuing and recording financial instruments, and requires recognition of all effects of the financial instruments contracted on the balance sheet as either assets or liabilities, under integral financial result. The financial instruments that have been designated and effectively function as hedging of assets and liabilities or future transactions will affect the assets, liabilities or the respective transactions when they are realized, settled or take place, respectively (see Note 20). There was no cumulative effect of financial instruments valuation upon adoption of the new standard effective January 1, 2001.

        As of 2001 International Accounting Standard 40, "Investment Properties," entered into effect on a supplemental basis, establishing valuation criteria for properties whose purpose is to generate profits or increase value or both. Pursuant to Circular 55 issued by the Mexican Institute of Public Accountants, the valuation model applicable to Mexico is the cost model, which establishes that such properties must be valued at acquisition and/ or construction cost and are restated by applying the NPCI, less the respective accumulated depreciation. There was no cumulative effect from the valuation of investment properties at the start of the year. At December 31, 2001 and 2002, the net restated effect of such investments is shown separately in the consolidated balance sheet under current assets and their market value is disclosed in Note 10.

        Beginning January 2000, the Company adopted the provisions of new Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing". The effect of the adoption was to recognize, an initial long-term liability for deferred income taxes in the amount of Ps.1,815,243 affecting stockholders' equity under "Cumulative effect of initial recognition of deferred income taxes" and Ps. 752,931 affecting minority interest. The income tax provision for the year then ended increased by Ps.114,692.

        As a result of the adoption of Bulletin D-4 mentioned above, the Company changed its method for recording the effect from tax consolidation. Until 1999, it was recorded in the year in which the respective annual consolidated tax return was filed. Beginning in 2000, this benefit is recorded in results of the year in which the benefit is generated. The effect from this change increased the benefit from tax consolidation in 2000 by Ps.137,717, which was recorded as a change in accounting policy.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2000, 2001 AND 2002

                                   (Continued)

(b) Recognition of the effects of inflation- The companies restate all of their financial statements in terms of the purchasing power of the Mexican peso as of the end of the latest period, thereby comprehensively recognizing the effects of inflation. The prior year amounts presented herein differ from those originally reported in terms of Mexican pesos of the respective year. Consequently, all financial statement amounts are comparable, both for the current and the prior year, because all are stated in terms of Mexican pesos of the same purchasing power.

(c) Cash equivalents- Investments in marketable securities consist mainly of acceptances, bank promissory notes, and paper issued by the Mexican and United States of America governments, at market (cost plus accrued interest).

(d) Inventories and cost of sales- Inventories are originally recorded at their acquisition or manufacturing cost and restated to their specific net replacement cost without exceeding net realizable value. Substantially all subsidiaries compute cost of sales using the replacement cost at the time of sale.

(e) Land held for development and real estate projects- Undeveloped land represents land reserves that, together with developed land and ongoing and completed projects, are considered non-current inventories, since they are held for sale. They include acquisition, development and construction costs and are restated in U.S. dollars based on the slippage of the market exchange rate for the purpose of showing values in accordance with the current situation of the real estate market.

        If the Mexican NCPI had been used to restate land held for development, developed land and real estate projects, their net value at December 31, 2001 and 2002 would have increased by Ps. 1,274,759 and Ps. 873,621, respectively, and the cost of land sold for the years ended December 31, 2000, 2001 and 2002 would have increased by Ps. 73,681, Ps. 138,195 and Ps. 116,646, respectively.

        The Company capitalizes the integral financing cost on debt used to finance real estate projects in progress, in addition to their construction and development costs. During 1999, 2001 and 2002, the Company did not have real estate projects whose integral financing cost was subject to capitalization.

(f) Investment in shares- Investment in shares has been recorded using the equity method, based on the financial statements prepared on the same basis as those of the Company, and is presented under other assets in the balance sheet.

(g) Property, plant and equipment- This item is recorded at acquisition cost and is restated by using NCPI factors. For foreign fixed assets, their acquisition cost is restated for inflation of the country of origin and the fluctuation of the Mexican peso against such currency is considered. Depreciation is calculated by the straight-line method based on the remaining useful lives of the assets.

        If the restatement of all property, plant and equipment had been calculated using the NCPI, the net value of fixed assets as of December 31, 20001 and 2002 would have

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2000, 2001 AND 2002

                                   (Continued)

        increased by Ps. 2,080,671 and Ps. 1,832,622, respectively, and the cumulative depreciation as of that dates would have increased by Ps. 204,783 and Ps. 288,966, respectively.

        The companies capitalize the integral financing cost on debt used to finance construction in progress and the installation of equipment, until they are placed in service. During 2000 and 2001 the integral financing cost capitalized was Ps. 53,954 and Ps. 5,615, respectively. During 2002, the Company did not have construction in progress whose net comprehensive financing cost was subject to capitalization.

        Depreciation of property, plant and equipment is calculated using the straight-line method applied to month-end balances based on the estimated remaining useful lives of the related assets.

(h) Impairment of fixed assets- The amounts shown in the accompanying consolidated statements of income basically refer to the reduction in value of property and equipment of some productive facilities, in order to reflect their realizable value in accordance with the current situation of such businesses. For the year ended December 31, 2002, the impairment of fixed assets shown in the accompanying consolidated statement of income was Ps. 31,061 from the chemical segment, Ps. 9,990 from the autoparts segment and Ps. 7,990 from the food segment.

(i) Goodwill- The goodwill resulting from acquisitions made in excess of book value is amortized over periods ranging from five to 20 years, the terms over which the benefits from the investment will be realized.

(j) Financial instruments- Financial assets and liabilities resulting from any type of financial instrument, except for investments in financial instruments held to maturity, are presented in the balance sheet at fair value. The effects of the valuation of a financial asset or liability are recognized in results of operations of the respective period. Investments in financial instruments held to maturity are valued at acquisition cost. The costs and yields of financial instruments are recognized in results of the period in which they occur.

(k) Derivative financial instruments - The internal control system established by the Company includes policies and procedures to manage its exposure to fluctuations in foreign currency exchange rates using derivative financial instruments. These instruments are traded only with authorized institutions and trading limits have been established for each institution. The Company does not carry out transactions with derivative financial instruments for the purpose of speculation.

        The derivative financial instruments currently used by the Company are primarily hedge contracts to reduce its exposure to exchange rate fluctuations. Premiums paid are amortized over the term of the derivative financial instrument using the unpaid balance of the liability being hedged.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2000, 2001 AND 2002

                                   (Continued)

        Derivative financial instruments identified as hedges are valued by applying the same valuation criteria used for the assets or liabilities hedged, and the effects of their valuation are recognized in results of operations, net of costs, expenses, or revenue from the assets or liabilities whose risks are being hedged. The financial assets or liabilities generated by these instruments are presented in the balance sheet as a reduction of the liabilities or assets whose risks are being hedged

(l) Income tax, asset tax and employee profit sharing - Income tax (ISR) and employee statutory profit-sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities, plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any benefits that, in the opinion of management, will probably not be realized. Deferred PTU is derived from temporary differences between the book result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or benefits will not be realized

        The asset tax paid that is expected to be recoverable is recorded as an advance payment of income tax and is presented on the balance sheet with deferred ISR.

(m) Employee retirement obligations- The liability from seniority premiums, pensions and retirement payments, which is similar to a pension, is recorded as accrued, and is calculated by independent actuaries based on the projected credit unit method, at real interest rates. Therefore, the liability is being recognized which, at present value, is expected to cover the obligation for these benefits at the estimated retirement date of all the Companies' employees. Severance payments are charged to results when they are determined to be payable.

(n) Restated stockholders' equity- This item consists of monetary position result accumulated through the first restatement of the financial statements and the gain (loss) from holding monetary assets, because price levels increased above (below) inflation.

(o) Revenue recognition - Revenues of the subsidiaries of the autoparts, chemical and food sectors are recognized when the inventories are delivered or shipped to customers and customers assume responsibility for them.

        The real estate sector recognizes the revenues and costs from sales of urbanized plots of land in results when the sales are formalized and the deposits securing the transaction are received. The individual assignment of the cost of the land and real estate project takes into consideration the relative selling price of the total project so as to maintain the same profit margin throughout the project.

        Revenues and costs from real estate projects are recorded originally as a deferred credit for construction commitments and as real estate projects in process, and are recognized in results based on the "percentage of completion" method. Therefore, revenue is matched

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2000, 2001 AND 2002

                                   (Continued)

        with costs incurred to reach the stage of completion to terminate the project. If the last estimated costs determined exceed the total revenues contracted, the respective provision is charged to results of the year.

(p) Integral financial result- This represents the net effect of interest earned and incurred, exchange gains and losses and monetary position gain or loss on, which is the result of maintaining monetary assets and liabilities whose real purchasing power is modified by the effects of inflation.

        Foreign currency transactions are recorded at the effective exchange rate at the date the transactions are carried out and foreign currency assets and liabilities are adjusted to the exchange rate effective at yearend.

(q) Income per share- Basic income (loss) per ordinary share is calculated by dividing net income (loss) of majority stockholders by the weighted average number of shares outstanding during the year.

5.      CASH AND CASH EQUIVALENTS

                                                      2001             2002
                                                  -------------   -------------
          Cash                                    Ps.   241,588   Ps.   420,039
          Cash equivalents                              913,391       1,681,366
          Technology and trust funds to be used
           within one year                              280,794         304,638
                                                  -------------   -------------
                                                  Ps. 1,435,773   Ps. 2,406,043
                                                  =============   =============

Company management has decided to use the total amount of the technology and training trust funds for other purposes during 2003. As of March 25, 2003, the trust funds utilized were Ps.124,025.

6.      NOTES AND ACCOUNTS RECEIVABLE

                                                      2001             2002
                                                  -------------   -------------
          Trade                                   Ps. 2,886,050   Ps. 2,772,098
          Less- Allowance for doubtful accounts          57,014          56,600
                                                  -------------   -------------
                                                      2,829,036       2,715,498

          Other debtors                                  13,239          81,242
          Other receivables                             785,114         882,543
                                                  -------------   -------------
                                                  Ps. 3,627,389   Ps. 3,679,283
                                                  =============   =============

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2000, 2001 AND 2002

                                   (Continued)

          Allowance for doubtful accounts             2001            2002
                                                  -------------   -------------
          Balance at the beginning of the year    Ps.    99,152   Ps.    53,939
          Provision for the year                         12,847          14,790
          Write-offs                                    (62,426)        (15,204)
          Restatement of initial balance                  4,366           3,075
                                                  -------------   -------------
          Balance at the end of the year          Ps.    53,939   Ps.    56,600
                                                  =============   =============

During 2001 and 2002, certain subsidiaries sold commercial paper without recourse at an average financial cost of 4.4% and 4.5%, respectively, and terms ranging between 20 and 26 days, with two financial institutions. As of December 31, 2001 and 2002, the balances of commercial paper sold without recourse were Ps. 507, 988, and Ps. 511,848, respectively (equivalent to $51.9 and $49.4 million, respectively).

7.      INVENTORIES

                                                      2001             2002
                                                  -------------   -------------
          Finished goods and work-in-process      Ps. 1,886,462   Ps. 1,902,957
          Raw materials, supplies and other           1,218,863       1,188,844
                                                  -------------   -------------
                                                      3,105,325       3,091,801
          Less- Allowance for slow-moving items          67,178          53,446
                                                  -------------   -------------
                                                      3,038,147       3,038,355
          Advances to suppliers                          17,645          32,841
                                                  -------------   -------------
                                                  Ps. 3,055,792   Ps. 3,071,196
                                                  =============   =============

8.      LAND HELD FOR DEVELOPMENT AND REAL ESTATE PROJECTS

                                                      2001             2002
                                                  -------------   -------------
          Land held for development               Ps. 1,700,045   Ps. 1,608,868
          Real estate projects-in-progress            2,199,983       2,192,732
          Developed land                                187,767         281,877
          Advances to contractors                        46,061          42,096
          Other                                             865           1,125
                                                  -------------   -------------
                                                  Ps. 4,134,721   Ps. 4,126,698
                                                  =============   =============

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2000, 2001 AND 2002

                                   (Continued)

9.      PROPERTY, PLANT AND EQUIPMENT

                                                                                        ANNUAL
                                                                                     DEPRECIATION
                                                       2001             2002             RATE
                                                  --------------   ---------------   --------------
          Buildings and installations             Ps.  5,842,919   Ps.   5,561,054     3.00 to 4.73
          Machinery and equipment                     15,238,077        16,456,795    4.00 to 10.00
          Vehicles                                       292,817           272,901   13.46 to 25.00
          Furniture and fixtures                         448,816           410,757    3.00 to 30.00
          Other                                          574,979           506,995            16.00
                                                  --------------   ---------------
                                                      22,397,608        23,208,502
          Less- Accumulated depreciation             (11,327,405)      (12,250,357)
                                                  --------------   ---------------
                                                      11,070,203        10,958,145

          Projects-in-progress                           656,955           881,809
          Land                                           902,153           976,626
                                                  --------------   ---------------
                                                  Ps. 12,629,311   Ps.  12,816,580
                                                  ==============   ===============

The Company continues to evaluate all idle assets, to determine their possible short-term use or disposal.

Temporarily idle assets of Ps. 265,306 and Ps. 319,627 in 2001 and 2002, respectively, are depreciated and restated as nonmonetary items.

Permanently idle assets of Ps. 154,074 and Ps. 190,803 in 2001 and 2002, respectively, are not depreciated and were considered as nonmonetary items.

On June 29, 2001, the subsidiary Pintura, Estampado y Montaje, S.A. de C.V. (a subsidiary of DESC AUTOMOTRIZ) entered into an $18.7 million machinery sale agreement (without obligation to repurchase) with a financial institution. On that date, a five-year machinery lease agreement covering the same machinery was executed, establishing quarterly rental payments beginning on October 1, 2001 (see Note 19).

On December 19, 2002, the subsidiary Pistones Moresa, S.A. de C.V. (PISMO), executed an $11 million machinery sale agreement (without obligation to repurchase) with a financial institution. On that date, a seven-year machinery lease agreement covering the same machinery was executed, establishing quarterly rental payments beginning on January 1, 2003 (see Note 19).

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2000, 2001 AND 2002

                                   (Continued)

10.     INVESTMENT PROPERTIES

                                                      2001             2002
                                                  -------------   -------------

          Buildings                               Ps.   243,356   Ps.   327,093
          Land                                          243,321         183,451
          Accumulated depreciation                      (43,297)       (165,228)
                                                  -------------   -------------

                                                  Ps.   443,380   Ps.   345,316
                                                  =============   =============

The annual average rate of depreciation of buildings in 2001 and 2002 was 2.4%. As of December 31, 2002 the fair value of investment properties is $392,946.

11.     OTHER PAYABLES, ACCRUED LIABILITIES AND BUSINESS RESERVES AND
        CONTINGENCIES

                                                    2001             2002
                                                -------------   -------------

        Accounts and notes payable to
         contractors                            Ps.    56,630   Ps.    23,666
        Other debtors                                 355,692         310,010
        Business reserves and contingencies           676,516         521,088
        Advances from customers                        27,082          13,913
        Royalties and technical assistance             14,359          30,275
        Dividends payable                             211,466         200,373
        Taxes payable                                 207,044         220,823
        Interest payable                              157,116         101,843
        Other accounts payable                        403,944         287,287
                                                -------------   -------------

                                                Ps. 2,109,849   Ps. 1,709,278
                                                =============   =============

         Business reserves and contingencies        2001             2002
                                                -------------   -------------

         Balance at the beginning of the year   Ps.         -   Ps.   640,034
         Provision for the year                       640,034         204,056
         Utilization                                                 (359,484)
         Restatement of initial balance                     -          36,482
                                                -------------   -------------
         Balance at the end of the year         Ps.   640,034   Ps.   521,088
                                                =============   =============

a. As mentioned in Note 1, the Company recorded a restructuring reserve in the year ended December 31, 2001. The remaining balance as of December 31, 2002 will be applied for the closing of Bioquimex, S.A. de C.V. and the administrative restructuring.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2000, 2001 AND 2002

                                   (Continued)

b. In the commercial lawsuit filed by Fenoquimia, S.A. de C.V. (a Company subsidiary) against Sales Nacionales, S.A. de C.V., the latter filed a countersuit demanding, among other things, mandatory compliance with the contracts, plus the associated payment of damages and lost income. In a final verdict issued November 5, 1998, the court ruled that Fenoquimia, S.A. de C.V. must comply with the contracts subject matter of the lawsuit, together with the associated accrued damages and lost income.

        In the petition requesting payment of damages and lost income filed on November 18, 1999 by Sales Nacionales, S.A. de C.V., Fenoquimia, S.A. de C.V. obtained a favorable judgment, whereby the criteria used by Sales Nacionales, S.A. de C.V. were definitively ruled as invalid to determine and calculate the respected damages and lost income, without quantifying any amount in this regard.

        Notwithstanding that set forth in the preceding paragraph, the adverse final verdict issued against Fenoquimia, S.A. de C.V. on November 5, 1998, remains in effect, whereby the company was ordered to comply with the terms of different contracts, and pay accrued damages and lost income to Sales Nacionales, S.A. de C.V., even though such amounts have not been quantified at this date.

        On January 7, 2003, Fenoquimia, S.A. de C.V. was informed of a new ancillary claim filed by Sales Nacionales, S.A. de C.V., quantifying the aforementioned damages and lost income in the amount of Ps.153, 702. This ancillary claim was contested by Fenoquimia, S.A. de C.V., and the suit is now in the evidence admission stage.

        The Company has recorded the amount that, according to its lawyers, it might ultimately be required to pay Sales Nacionales, S.A. de C.V. based on the calculation of the aforementioned damages and lost income.

c. Certain subsidiaries are engaged in lawsuits as plaintiffs and defendants in the regular course of operations. These lawsuits always involve uncertainty, and some of them may result in adverse judgments for the companies. While it is impossible to determine the amount involved in pending lawsuits, management believes that any resulting liability would not materially affect the financial position or results of operations of the companies.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2000, 2001 AND 2002

                                   (Continued)

12.     BANK LOANS AND LONG-TERM DEBT

Bank loans and long-term debt are as follows:

                                                           2001                                            2002
                                       ---------------------------------------------   -------------------------------------------
                                                         INTEREST                                        INTEREST
                                         MATURITY          RATE           AMOUNT         MATURITY          RATE         AMOUNT
                                       ------------   --------------   -------------   ------------   -------------  -------------
SYNDICATED LOAN-
   DESC    $97.17 million                   -               -                      -       2005       LIBOR + 1.375  Ps. 1,006,808
   DESC    $177.83 million                  -               -                      -       2007       LIBOR + 1.625      1,842,550
   DESC    Ps.1,300 million                 -               -                      -       2007         TIIE + 0.9       1,300,000
   DESC    $150 million                    2003       LIBOR + 1.375    Ps. 1,468,173        -               -                    -
MEDIUM-TERM PROMISSORY NOTES-
   DESC 680.6 million UDIS             2006 & 2007      9% & 8.20%         2,197,844   2006 & 2007      9% & 8.20%       2,195,363
   CORFUERTE    $29.91 million             2005        LIBOR + 2.70          292,782        -               -                    -
International Finance Corporation-
   Chemical segment $19 million        2002 to 2006      Variable            356,555   2003 to 2006      Variable          196,865
   Chemical segment $105 million       2003 to 2009    Variable and        1,027,721   2003 to 2009    Variable and      1,087,937
                                                          fixed                                           fixed
LOANS-
   DESC 15 million                          -               -                      -   2003 & 2004        3.85%            155,420
   DESC 35 million                          -               -                      -   2003 & 2004        3.75%            362,646
   DESC (formerly GIRSA) $35 million       2004          Variable            342,574        -               -                    -
   DESC (formerly GIRSA) $30 million       2003         LIBOR + 1            293,635        -               -                    -
   DESC (formerly GIRSA) $15 million       2003        LIBOR + 1.60          146,817        -               -                    -
   DESC (formerly GIRSA) $20 million       2003           3.37%              195,756        -               -                    -
   DESC (formerly GIRSA) $22 million       2003           4.25%              215,332        -               -                    -
   CORFUERTE $25 million                   2003       Eurodollar + 1         244,695        -               -                    -
SECURED BONDS-
   DESC (formerly DINE) $73 million        2007           8.75%              922,355       2007           8.75%            756,903

SECURED SYNDICATED LOANS-
   Desc Automotriz $4.23 million           2003           7.34%              124,251       2003           7.34%             43,789
   Desc Automotriz $1.5 million            2004         LIBOR + 1             24,470       2004         LIBOR + 1           15,542
   Desc Automotriz $8.60 million           2002           6.50%               84,178        -               -                    -
OTHER LOANS PAYABLE IN-
   Mexican pesos                       2003 to 2008      Variable             33,275   2003 to 2010     Variable            29,988
   Foreign currency                    2003 to 2010      Variable            548,875   2003 to 2010     Variable           349,134
                                                                       -------------                                 -------------
                                                                           8,519,288                                     9,342,945
Less- Current portion                                                      1,096,690                                       636,925
                                                                       -------------                                 -------------
                                                                       Ps. 7,422,598                                 Ps. 8,706,020
                                                                       =============                                 =============

As of December 31, 2001 and 2002, the LIBOR rate was 1.874% and 1.38% respectively, and the Mexican Interbank rate (TIIE) was 7.90% and 8.45% respectively.

Long-term debt maturities are as follows:

              2004                                Ps. 1,633,606
              2005                                    1,898,842
              2006                                    2,174,454
              2007                                    2,664,296
              2008                                      165,103
              2009 and thereafter                       169,719
                                                  -------------
                                                  Ps. 8,706,020
                                                  =============

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2000, 2001 AND 2002

                                   (Continued)

The current portions of long-term debt and short-term bank loans are as follows:

                                                      2001             2002
                                                  -------------   -------------

              Current portion of long-term debt Ps. 1,096,690 Ps. 636,925 Other loans payable in-
                 Mexican pesos                            4,544
                 Foreign currency                     2,146,208       2,865,843
                                                  -------------   -------------
                                                  Ps. 3,247,442   Ps. 3,502,768
                                                  =============   =============

The financing received establishes certain restrictions for the Company, with which the Company has complied. The most important restrictions are:

    . Maintaining a capitalization ratio lower than or equal to 0.50. At the close of 2002 the ratio is 0.48.

    .   Certain restrictions on the existence of new liens.

    .   Restriction on declaring dividends during 2003.

    . Maintaining an interest coverage ratio above 2.75. At the close of 2002 the ratio is 3.32.

    . Maintaining a debt-servicing ratio (net debt to earnings before taxes, depreciation and amortization) less than 4.75 with quarterly reductions until reaching 2.5 in April 2006. At the close of 2002 the ratio is 4.47.

At the close of the first quarter of 2003, the Company's estimated results show a substantial improvement compared to the final quarter of 2002. However, due to the effects of the devaluation of the Mexican peso against the U.S. dollar in such period, this improvement is expected to be insufficient to comply with one of the ratios established in the loan contracts executed with Citibank, N.A. and a syndicate of banks on June 10, 2002, on the one hand, and with BBVA Bancomer, S.A. Institucion de Banca Multiple, Grupo Financiero BBVA Bancomer, and a syndicate of banks on May 27, 2002.

The ratio in question is that of debt servicing (net debt to earnings before taxes, depreciation and amortization). At this date the Company has informed its bank creditors of this potential noncompliance, and is negotiating the respective waiver. There is no other breach of contractual commitments, or of payments of interest and capital, for which reason, the Company believes there should be no problem in obtaining the aforementioned waiver. See Note 24 "Subsequent Events" for additional information.

SYNDICATED LOAN-

In June 2002 the Company contracted a syndicated loan of $275 million, divided into two tranches of $97.17 million and $177.83 million, at LIBOR plus 1.375% and LIBOR plus 1.625%, respectively, which mature in 2005 and 2007, respectively. The interest generated on such loan is payable semiannually.

Also, in June 2002 the Company contracted a syndicated loan of Ps.1,300 million, at the TIIE interest rate plus 0.9%, which matures in 2007. The interest generated on such loan is payable monthly.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2000, 2001 AND 2002

                                   (Continued)

At December 31, 2002 all of such loans have been used. The funds obtained were used to replace financial liabilities.

MEDIUM-TERM PROMISSORY NOTES-

In October 1999 and July 2000, the Company issued medium-term promissory notes equivalent to 324,000,000 and 356,568,600 units of investment (UDIS), respectively. The UDI value as of December 31, 2002 was 3.225778, which is equal to Ps. 1,045,152 and Ps. 1,150,211, respectively. The issues bear quarterly interest of 9% and 8.20%, respectively, and mature in 2006 and 2007, respectively. There are no restrictions on the promissory notes.

INTERNATIONAL FINANCE CORPORATION-

As a result of the merger between DESC and GIRSA, on December 14, 2001, a contract to transfer the debt was executed by the subsidiaries of the chemical sector of DESC and International Finance Corporation (IFC), through which GIRSA transferred to the subsidiaries of the chemical sector the loans obtained from IFC, as follows:

(a) Loan of $19 million executed between GIRSA and IFC subdivided into three loans bearing semiannual interest at LIBOR plus 2.0% to 2.125%. Payments on such loans are made in equal semiannual installments beginning February 15, 2002, in 1.5, 2.5 and 4.5 years, respectively.

(b) Loan of $105 million executed between GIRSA and IFC subdivided into two loans, generating interest at LIBOR plus 3.75% for the $45 million loan and 10.35% for the $60 million loan. Payments on such loans will be made in equal semiannual installments for six years beginning March 15, 2003.

The financing received establishes certain restrictions for GIRSA, with which the Company has complied. The most important restrictions are:

    .   Maintaining a liquidity ratio equal to or higher than 1.1.
    .   Limitations on the disposal of property, plant and equipment.
    . Consolidated short-term debt shall not exceed 20% of the consolidated net sales of the immediately preceding year.

LOAN CONTRACTS-

The Company obtained a guaranteed line of credit for up to $50 million with Inbursa, S.A. at variable rates, with maturity in November 2004. At December 31, 2002 the Company has utilized the full amount of such line. The interest generated on such contract is payable at maturity. This loan agreement imposes no financial restrictions on the Company.

ISSUANCE OF SECURED BONDS-

On October 9, 1997, DINE issued long-term bonds guaranteed by DESC in international markets at 8.75% annual interest, with principal and interest due and payable on October 9, 2007. As a

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2000, 2001 AND 2002

                                   (Continued)

result of the merger between DESC and DINE, DESC acquired the obligations related to the issue of such bonds (see Note 2).

At December 31, 2002 the book and market value of the bonds issued by DINE is $73 million.

13.     EMPLOYEE RETIREMENT BENEFITS

The liability for employee benefit obligations relates to the pension plan, which will cover the pension and seniority premiums due upon retirement of the Company's employees. The amount resulting from independent actuarial calculations using the projected unit credit method, is as follows:

                                                                     2001             2002
                                                                --------------    -------------
        Projected benefit obligation (PBO)                      Ps.  1,059,564    Ps.   989,551
        Plan assets at fair value:                                     627,944          555,819
                                                                --------------    -------------
                                                                      (431,620)        (433,732)
           Unrecognized transition liability                          (298,618)        (292,247)
           Unrecognized variances in assumptions                       880,742          792,813
                                                                --------------    -------------
        Net projected benefit obligation under Mexican GAAP            150,504           66,834
           Fund withdrawals                                             37,540           30,431
                                                                --------------    -------------
        Net projected benefit obligation under U.S. GAAP        Ps.    188,044    Ps.    97,265
                                                                ==============    =============

As of December 31, 2001 and 2002, the current benefit obligation (equivalent to the PBO without projecting salaries to the date of retirement) exceeds the amount of plan assets by Ps. 245,748 and Ps. 245,731, respectively. Therefore, such amounts were recognized as intangible assets and additional liabilities with a deferred asset of Ps. 245,748 and Ps. 41,755, which in the consolidated balance sheet are included under "Other assets" and "Other long-term liabilities". At December 31, 2002, the amount of the additional liability exceeds the algebraic sum of the unrecognized transition liability and plan modifications, for which reason such excess was recorded in the account "Adjustment of additional employee retirement liability" in stockholders' equity.

The subsidiaries have established irrevocable trust funds to cover accrued employee benefits. The contributions made in 2000, 2001 and 2002, based on actuarial computations, were Ps. 92,584, Ps. 138,021 and Ps. 22,354, respectively. The Company follows the funding recommendations of its actuaries. At December 31, 2002 the balance of these funds is Ps. 555,819, which consists of the Company's common stock shares (36.55%) and certain fixed-rate investments (63.45%).

The number and series of common stock shares of the Company held by the trusts at December 31, 2002 were as follows:

                    Series A            32,917,520
                    Series B             2,468,215
                    Series C            20,328,235

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2000, 2001 AND 2002

                                   (Continued)

The market value of the Company's shares held at December 31, 2002 was Ps. 214,682. During 2002 the trusts sold 843,000 shares of the Company's stock.

The cost of employee benefits is as follows:

                                                 2000              2001              2002
                                             ------------      ------------      ------------
Service cost                                 Ps.   67,798      Ps.   70,959      Ps.   56,800
Financial cost                                     57,411            59,708            49,762
Amortization of transition liability               (5,628)            8,438            13,394
Amortization of variances in assumptions           28,810            33,574            25,398
                                             ------------      ------------      ------------
                                                  148,391           172,679           145,354
Less- Actual return on plan assets                 55,428            43,866            39,832
                                             ------------      ------------      ------------
Net result for the period under Mexican
 GAAP                                              92,963           128,813           105,522
Amortization of fund withdrawals                   (5,786)           (5,405)           (5,221)
                                             ------------      ------------      ------------
Net result for the period under US GAAP      Ps.   87,177      Ps.  123,408      Ps.  100,301
                                             ============      ============      ============

Interest rates utilized in the actuarial calculations for 2000, 2001 and 2002 were as follows:

              Investment yield rate             7%
              Interest rate                     5%
              Salary increase rate            1.5%

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2000, 2001 AND 2002

                                   (Continued)

The changes in the projected benefit obligation are as follows:

                                                              2001            2002
                                                         -------------    -------------
              Opening balance                            Ps. 1,146,325    Ps. 1,059,564
                  Service cost                                  70,959           56,800
                  Financial cost                                59,708           49,762
                  Actuarial result                            (217,428)        (176,575)
                                                         -------------    -------------
              Final balance                              Ps. 1,059,564    Ps.   989,551
                                                         =============    =============

The changes in the net projected liability were as follows:

                                                              2001            2002
                                                         -------------    -------------
              Opening balance                            Ps.   142,468    Ps.   150,504
                  Provision for the year                      (128,813)        (105,522)
                  Contributions to the fund                    138,021           22,354
                  Payments for reduction of personnel          (93,394)         (74,448)
                  Actuarial gain                                92,222           73,946
                                                         -------------    -------------
              Final balance                              Ps.   150,504    Ps.    66,834
                                                         =============    =============

The changes in the fund were as follows:

                                                              2001            2002
                                                         -------------    -------------
              Opening balance                            Ps.   621,605    Ps.   627,944
                  Contributions to the fund                    138,021           22,354
                  Variation in the value of fund assets        (38,288)         (20,031)
                  Payments for reduction of personnel          (93,394)         (74,448)
                                                         -------------    -------------
              Final balance                              Ps.   627,944    Ps.   555,819
                                                         =============    =============

The amortization periods are as follows:

                                                         Remaining
                                                           Years

              Transition liability                          18
              Variances in assumptions                      17

14.     STOCKHOLDERS' EQUITY

        During a Stockholders' Ordinary and Extraordinary General Meeting held on April 25, 2002, the stockholders approved the payment of cash dividends of 29 Mexican cents for each of the outstanding shares, equivalent to Ps. 397,033, whose restated amount is Ps. 412,557, payable in four quarterly payments in July and October 2002 and January and April 2003.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2000, 2001 AND 2002

                                   (Continued)

        During a Stockholders' Ordinary and Extraordinary General Meeting held on April 25, 2002, the stockholders approved the merger of DESC and DINE, with DESC as the surviving company. Such merger became effective for accounting and tax purposes on May 1, 2002; therefore, as of such date DINE ceased to exist as a legal entity.

        Also, during a General Ordinary and Extraordinary Stockholders' Meeting held on November 29, 2001, the stockholders approved the merger of DESC and GIRSA, with DESC as the surviving company. Such merger became effective for accounting and tax purposes on December 1, 2001; therefore, as of such date GIRSA ceased to exist as a legal entity. Since DESC owned 99.97% of the capital stock of GIRSA, DESC's variable capital was increased by Ps.1

        During a Stockholders' Ordinary General Meeting held on November 29, 2002, the stockholders approved the cancellation of treasury shares repurchased in recent years, which were 152,284,295 shares, of which 48,785,000 were Series "A" shares, 60,088,140 Series "B" shares and 43,411,155 Series "C" shares.

        As of December 31, 2002 capital stock is represented by:

                                                                           NUMBER OF
                                                                            SHARES         AMOUNT
                                                                         -------------   -----------
        Fixed portion-
        Nominative Series "A" shares (without withdrawal rights and
         which must represent at least 51% of voting stock)                587,479,900   Ps.   7,637
        Variable portion-
        Nominative Series "B" shares (with withdrawal rights and
         which may not represent more than 49% of voting stock)            506,257,866         6,581
        Series "C" shares (with voting restrictions)                       275,341,610         3,580
                                                                         -------------   -----------
                                                                         1,369,079,376   Ps.  17,798
                                                                         =============   ===========

Series "A" and "B" shares may only be acquired by Mexican citizens or Mexican entities with an exclusion clause for foreign investors. Series "C" shares may be freely subscribed.

Stockholders' equity, except restated paid-in capital and tax-retained earnings, will be subject to a 35% dividend tax. Beginning January 1, 2003, such rate will be reduced by one percentage point each year until reaching 32% in 2005. Any income taxes paid on such distribution on or after January 1, 2002, may be credited against future income tax payable by the Company in the three fiscal years following such payment.

Due to the tax reform for fiscal 2003, taxes paid as a result of capital distribution as indicated in the previous paragraph may only be credited against income tax payments of the year, including estimated payments, in which the dividend tax is paid and in the two subsequent years.

The annual net income of each Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve each year, until the reserve equals 20% of capital stock. This

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2000, 2001 AND 2002

                                   (Continued)

reserve may not be distributed to stockholders during the existence of the Company, except in the form of a stock dividend.

During the year the Company distributed retained earnings of Ps. 412,557 as dividends, reducing total equity to an amount lower than restated capital stock, which for accounting purposes represents a capital reduction.

15.     TRANSACTIONS AND BALANCES IN FOREIGN CURRENCY

The Company valued its foreign currency assets and liabilities, represented mainly by U.S. dollars, at the exchange rates effective at December 31, 2001 and 2002 of 9.26 and 10.3613 Mexican pesos per U.S. dollar, respectively, as the Company expects to use foreign currency assets to settle foreign currency liabilities.

As of December 31, 2001 and 2002, monetary assets and liabilities denominated in foreign currency were as follows:

                                                          2001         2002
                                                      -----------  ------------
             Current monetary assets                  $   298,107  $    351,852
             Current monetary liabilities-
                Interest-free                             163,727       136,047
                Interest-bearing                          282,811       344,786
                                                      -----------  ------------
                                                          446,538       480,833
             Long-term liabilities                        506,316       521,120
                                                      -----------  ------------
                                                          952,854     1,001,953
                                                      -----------  ------------
                Net monetary liability position in
                 foreign currency                     $   654,747  $    650,101
                                                      ===========  ============

During the years ended December 31, 2000, 2001 and 2002, the Company had the following transactions in foreign currency, which were translated into Mexican pesos at the exchange rate in effect at the date of each transaction. Foreign currency transactions were as follows:

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2000, 2001 AND 2002

                                   (Continued)

                                                       2000           2001         2002
                                                   ------------    ----------   ----------
Direct export sales                                $    553,259    $  706,150   $  597,601
Indirect export sales under agreement                   254,941       119,234      181,728
Sales of foreign subsidiaries                           118,333       132,640      122,710
                                                   ------------    ----------   ----------
                                                        926,533       958,024      902,039
Less-
   Purchases of inventories                            (484,428)     (439,051)    (405,591)
   Purchases and expenses of foreign subsidiaries       (84,251)      (92,770)    (104,281)
                                                   ------------    ----------   ----------
                                                       (568,679)     (531,821)    (509,872)
                                                   ------------    ----------   ----------
                                                        357,854       426,203      392,167
                                                   ------------    ----------   ----------
Interest earned                                           1,804         5,150        4,359
Less- Interest expense                                  (37,034)      (77,691)     (32,893)
                                                   ------------    ----------   ----------
                                                        (35,230)      (72,541)     (28,534)
                                                   ------------    ----------   ----------
Technical assistance                                    (10,880)       (6,997)      (5,307)
                                                   ------------    ----------   ----------
   Net                                             $    311,744    $  346,665   $  358,326
                                                   ============    ==========   ==========

As of March 25, 2003, the unaudited foreign exchange position was similar to that at yearend, and the exchange rate was 10.80 Mexican pesos per U.S. dollar.

16.     INCOME AND ASSET TAXES AND EMPLOYEE STATUTORY PROFIT SHARING

The Company is subject to income taxes (ISR) and tax on assets (IMPAC). ISR is computed by taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated constant prices and the deduction of purchases instead of cost of sales, which permit the deduction of current costs, and taxable income is increased or reduced on certain monetary assets and liabilities through the annual adjustment for inflation, which is similar to the monetary position result. ISR is calculated in terms of currency when the transactions occurred and not in terms of the currency at yearend. Up to 2002, the income tax rate was 35%, with the obligation to pay this tax each year at the 30% rate, with the remaining 5% payable when income is distributed. This remainder is recorded as a short-term liability.

The new tax law enacted January 1, 2002, eliminated the option to defer the 5% portion of the income tax payment and reduces the 35% tax rate by one percentage point each year until reaching 32% in 2005. The deduction for employee statutory profit-sharing (PTU) and the obligation to withhold taxes on dividends paid to individuals or foreign residents were also eliminated.

IMPAC is calculated by applying 1.8% to the Company's asset position, as defined in the law, and is payable only to the extent that it exceeds ISR payable for the same period. If in any year IMPAC exceeds the ISR payable, the IMPAC payment for such excess may be reduced by the amount by which ISR exceeded IMPAC in the three preceding years and any required payment of IMPAC can be credited against the excess of ISR over IMPAC during the next 10 years

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2000, 2001 AND 2002

                                   (Continued)

Some subsidiaries in the agribusiness sector have authorization to pay income and asset taxes under a simplified scheme based on cash receipts and disbursements. Other subsidiaries have the right to a 50% reduction in their taxable income depending on their activities.

DESC is subject to ISR and IMPAC with its subsidiaries on a consolidated basis in the proportion in which the Company holds the voting stock of its subsidiaries at the balance sheet date. As of January 1, 2002, the proportion is calculated based on the average daily equity percentage that DESC holds of its subsidiaries during the year. The tax results of the subsidiaries are consolidated at 60% of such proportion. Estimated payments of ISR and IMPAC of both DESC and its subsidiaries are made as if the Company did not file a consolidated tax return.

Employee profit sharing has been determined based on the individual results of each operating company, rather than on a consolidated basis.

Tax loss carryforwards, losses on sale of shares and recoverable asset tax- As of December 31, 2002, the Company has tax loss carryforwards and losses on sale of shares for income tax purposes and recoverable asset taxes, which will be indexed for inflation through the year applied or recovered, in the following restated amounts:

                                   TAX                LOSSES ON
                                   LOSS                SALE OF           RECOVERABLE
             MATURITY         CARRYFORWARDS             SHARES           ASSET TAXES
             --------         -------------           ------------       -------------
             2003             Ps.    16,817           Ps.        -       Ps.     5,227
             2004                   524,270                      -              17,816
             2005                   167,785              1,013,753              26,731
             2006                    36,572                      -              28,312
             2007                   235,709                      -              20,288
             2008                   126,057                      -              26,346
             2009                   320,976                      -              60,438
             2010                   402,779                      -              73,439
             2011                   507,475                      -              82,295
             2012                   996,873                      -              52,906
                              -------------           ------------       --------------
                              Ps. 3,335,313           Ps.1,013,753       Ps.   393,798
                              =============           ============       ==============

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2000, 2001 AND 2002

                                   (Continued)

Deferred income taxes- The tax effects of the temporary differences that generated deferred tax liabilities (assets) are as follows:

                                                                          2001             2002
                                                                    ---------------   ---------------
             Property, plant and equipment                          Ps.   1,987,343   Ps.   1,794,280
             Inventories                                                    535,792           518,589
             Land held for development and real estate projects             509,137           652,022
             Reserves and provisions                                       (579,289)         (179,199)
             Tax loss carryforwards                                        (921,127)       (1,067,300)
             Tax loss carryforwards from sale of shares                    (417,510)         (324,401)
             Recoverable asset tax                                         (397,465)         (393,798)
             Allowance for doubtful tax loss carryforwards and
              recoverable asset taxes                                       176,170           313,257
             Other                                                          232,255           (25,468)
                                                                   ----------------   ---------------
                                                                    Ps.   1,125,306   Ps.   1,287,982
                                                                   ================   ===============

The reconciliation of the statutory and effective ISR rates expressed as a percentage of income before provisions, discontinued operations and extraordinary items is as follows:

                                                         2000      2001      2002
                                                        ------   --------   -----
        Statutory rate                                    35.0%      35.0%   35.0%
        Add (less) the effect of permanent
             differences

             Nondeductible items                          12.5%      15.0%  (30.8%)
             Non-taxable income                           (4.9%)    (12.8%)  29.0%
             Monetary gain position                      (25.4%)     (8.7%)  63.4%
             Adjustment for inflation                     24.6%      10.6%  (81.1%)
             Income related to subsidiaries subject
              to the simplified tax system                 0.2%       1.8%      -
             Allowance for tax loss carryforwards
              and asset tax                                  -          -   (98.8%)
        Other                                              1.5%     (31.4%)  39.7%
                                                        ------   --------   -----
        Effective rate                                    43.5%      (9.5%) (43.6%)
                                                        ------   --------   -----

17.     DISCONTINUED OPERATIONS

As mentioned in Note 1, the Company decided to shut down the spark plugs and automotive electrical parts businesses of the autoparts segment, the natural pigments business in the chemicals sector, the hog raising operation in the food sector located in the Bajio region, and the shrimp business was disposed of by means of donation. A summary of the combined statements

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2000, 2001 AND 2002

                                   (Continued)

of income of the discontinued operations for the years ended December 31, 2000, 2001 and 2002 is as follows:

                                                      2000             2001             2002
                                                 --------------   --------------   --------------
        Revenues from discontinued operations    Ps.    657,882   Ps.    566,252   Ps.    390,318
        Costs and expenses                              651,211          689,918          912,218
        Integral financial result                          (236)         (11,119)          25,810
        Other (income) expense                           (7,484)          38,149          111,022
        Current and deferred income tax and
         employee profit sharing                          7,495           93,473          (52,915)
        Net income (loss) from discontinued
         operations                              Ps.      6,896   Ps.   (244,169)  Ps.   (605,817)

18.     ANALYSIS OF EXTRAORDINARY ITEMS

Extraordinary items net of the related income tax effects are comprised as follows:

                                                         2000         2001           2002
                                                      ---------   ------------   ------------
       Provision for restructuring expenses           Ps.     -   Ps. (298,162)  Ps.        -
       Gain from the shareholding restructuring of
        Velcon                                          114,115              -              -
       Reorganization expenses in Moresa,
        S.A. de C.V.                                    (40,542)             -              -
                                                      ---------   ------------   ------------
                                                      Ps.73,573   Ps. (298,162)  Ps.        -
                                                      =========   ============   ============

19.     LEASE COMMITMENTS

As of December 31, 2001 and 2002, the Company had operating leases for equipment commitments equal to Ps.305,948 and Ps.430,698, whose maturity dates are as follows:

       Maturity             2001               2002
                      ----------------   ----------------
       2002           Ps.       31,165   Ps.            -
       2003                     83,282            104,064
       2004                     72,876             93,049
       2005                     60,049             79,471
       2006                     47,552             66,241
       2007                      6,225             22,493
       2008                      4,799             20,983
       2009                          -             44,397
                      ----------------   ----------------
                      Ps.      305,948   Ps.      430,698
                      ================   ================

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2000, 2001 AND 2002

                                   (Continued)

20.     FINANCIAL INSTRUMENTS

The Company has contracted exchange rate forwards and calls on U.S. dollar debts, fixing the exchange rate to hedge against exchange losses on U.S. dollar loans. The exchange result of the forward or call is recorded in the integral financing result, by offsetting the exchange result from the liability hedged, while the asset generated is deducted from the hedged liability. As of December 31, 2002 the Company have 13 contracts to buy and sell U.S. dollars for a total amount of $170,000 maturing during 2003.

The Company also has interest rate swaps to manage the interest rate risk on its variable interest debt. The Company has entered into interest rate swaps in which it pays amounts calculated based on fixed interest rates and receives amounts calculated based on variable interest rates. The difference between such amounts is recorded in the integral financing result, offsetting the effect of the variable interest rate on the hedged loans. The asset generated in the swap is deducted from the payable interest hedged.

Some of the Company's subsidiaries contracted forwards with Pemex Gas y Petroquimica Basica to protect themselves from natural gas price volatility for the period from September 2001 to December 2003.

The Company purchased insurance coverage against natural gas market prices increases above the maximum price it selected by paying a premium. The maximum price level was $4.005 per million units of energy "MMBTU" and the minimum price was $1.845 per "MMBTU". If the reference price exceeds the maximum price a discount will be included in its invoice, while if it is below the minimum price, the invoice will be issued for the respective minimum price. Given that the insurance contract represents a contractual obligation, guaranteed with the fixed gas price of US$ 4.00 per MMBTU, the Company records the respective effects in results as the MMBTU amounts committed are consumed, and it has not recorded the effect of the potential gain or loss if the gas price premium were settled at present value. At December 31, 2002, the net loss recorded for this transaction was Ps. 11,743.

The market value of the derivative contracts mentioned above is estimated based on quoted market prices to terminate the contracts at the reporting date. The Company does not anticipate canceling these agreements and expects them to expire as original by contracted. As of December 31, 2002 the market value of the financial instruments is Ps. 65,618, and the net loss recorded during the year for the forwards, calls and swaps was Ps. 57,978.

Put rights in the food sector - In connection with the acquisition of certain companies in the Food Sector, the Company entered into the following stockholders agreements with its partners in those businesses:

1. Stockholders Agreement, dated July 31, 1998, among JPMCC Belgium (SCA) and Sixty Wall Street Belgium (SCA) (as the assignees of J.P. Morgan Capital Corporation, collectively, the "JP Group"), Agrobios, S.A. de C.V. (which has been merged with and into Desc), Corfuerte, S.A. de C.V., and Desc (the "Corfuerte Stockholders Agreement").

2. Stockholders Agreement, dated July 31, 1998, among the JP Group, Agrobios, S.A. de C.V. (which has since been merged with and into Desc), Authentic Acquisition Corporation and Desc (the "Agrobios Stockholders Agreement").

3. Stockholders Agreement, dated December 9, 1998, among Ignacio Gavaldon Guajardo, Conservas Gavaldon, S.A. de C.V. ("Conservas"), Grupo Pesquero Industrial Zeus, S.A. de C.V. (and together with Mr. Gavaldon and Conservas, collectively referred to as "Grupo Gavaldon"), and Corfuerte (the "Nair Stockholders Agreement").

The Corfuerte Stockholders Agreement provides that on or after August 14, 2003 or upon the occurrence of a "significant decision" (which consists of certain significant events such as a change in control of Corfuerte), the JP Group has the right to exercise a put option (the "Corfuerte Put") to require Desc to purchase the JP Group's 18.6% equity stake in Corfuerte at fair market value (as determined in accordance with the formula prescribed by the Corfuerte Stockholders Agreement). Whether and when the JP Group may seek to exercise the Corfuerte Put is unknown.

The Agrobios Stockholders Agreement provides that on or after August 14, 2003 or upon the occurrence of a "significant decision" (which consists of certain significant events such as a change of control in Agrobios), the JP Group has the right to exercise a put option (the "Agrobios Put") to require Desc to purchase the JP Group's 18.6% equity stake in Authentic Acquisition Corporation at fair market value (as determined in accordance with the formula prescribed by the Agrobios Stockholders Agreement). Whether and when the JP Group may seek to exercise the Agrobios Put is unknown.

The Nair Stockholders Agreement provides that Grupo Gavaldon has the right to exchange its shares in Nair Industrias, S.A. de C.V., Pesquera Nair, S.A. de C.V. and Propemaz, S.A. de C.V. for shares in Corfuerte, S.A. de C.V on or prior to August 14. 2003. The Nair Stockholders Agreement provides that Grupo Gavaldon has the right to exercise a put option (the "Nair Put") to require Desc to purchase Grupo Gavaldon's equity participation in Corfuerte. The Nair Put Right may be exercised not later than February 14, 2004, subject to the terms and conditions in the Nair Stockholders Agreement, at fair market value (as determined in accordance with the formula prescribed by the Nair Stockholders Agreement). Whether and when Grupo Gavaldon may seek to exercise the Nair Put is unknown.

21.     NEW ACCOUNTING PRINCIPLES

In December 2001, the Mexican Institute of Public Accountants (IMCP) issued new Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" (C-9), whose provisions are mandatory for fiscal years beginning January 2003, although early application is encouraged. C-9 supersedes the former bulletins C-9, "Liabilities", and C-12, "Contingencies and Commitments", establishes additional guidelines clarifying the accounting for liabilities, provisions and contingent assets and liabilities, and establishes new standards for the use of present value techniques to measure liabilities and accounting for the early settlement of obligations.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2000, 2001 AND 2002

                                   (Continued)

In January 2002, the IMCP issued the new bulletin C-8, "Intangible Assets" (C-8), whose provisions are mandatory for fiscal years beginning January 1, 2003, although early application is encouraged. C-8 supersedes the former Bulletin C-8, "Intangibles", and establishes that project development costs should be capitalized if they fulfill the criteria established for recognition as assets. Any preoperating costs incurred after the effective date of this Bulletin should be recorded as an expense, unless they meet certain criteria. The unamortized balance of capitalized preoperating costs under the former Bulletin C-8 will continue to be amortized. C-8 requires identification of all intangible assets to reduce as much as possible the goodwill relative to business combinations.

In December 2002, IMCP issued the new bulletin E-1, "Agriculture" (E-1), the observance of which is also compulsory for fiscal years beginning on or after January 1, 2003, although earlier observance is recommended. Bulletin E-1 establishes the rules for valuing, presenting and disclosing biological assets and agricultural products, which includes the administration carried out by a related party with the respect to biological transformation of live animals or plants (biological assets) that are destined to be sold as an agricultural product or as a comprehensive part of a biological asset. Bulletin E-1 requires biological assets and agricultural products to be valued at their fair market value, less the estimated costs at the point of sale. Bulletin E-1 also states that when the fair market value cannot be determined in a reliable and objective manner, the aforementioned assets should be valued at production cost, less accumulated depreciation.

In May 2003, the IMCP issued Bulletin C-12, "Financial Instruments with Characteristics of Liabilities, Equity or Both" (C-12) whose provisions are mandatory for fiscal years beginning January 1, 2004, although early application is encouraged. C-12 incorporates the related portions of other bulletins issued by the IMCP with respect to the issuance of debt, capital or compound financial instruments, as well as those standards considered necessary for the accounting recognition of such instruments. As a result, C-12 indicates the basic distinctions between liabilities and equity and establishes the rules for the initial classification and measurement of the liability and equity components of compound financial instruments. Subsequent recognition and measurement of the liability and equity components of financial instruments remain subject to previously issued applicable standards.

In April 2003, Bulletin B-5, "Financial Information by Segment" (B-5), issued by the IMCP went into effect superseding the provisions in International Accounting Standard ("IAS") No. 14, "Segment Reporting," which was suppletory based on the provisions in Bulletin A-8. "Aplicacion Supletoria de Normas Internacionales de Contabilidad" (Suppletory Application of International Accounting Standards), with respect to disclosing financial information by segment. The provisions of this new bulletin are substantially similar to those of IAS No. 14; however, they incorporate a managerial focus, which requires at a minimum disclosure of the segment information that is used by management to make decisions. These new provisions do not change the segment information previously presented by us.

The Company has not finished quantifying the effect of the adoption of these new accounting standards in the balance sheet and income statement, but believes that such adoption will not have a material effect on the balance sheet and results of operations.

In March 2003 the IMCP issued Bulletin C-15, "Impairment of Long-Lived Assets and their Related Disposal" (C-15), whose application is mandatory for financial statements of periods

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2000, 2001 AND 2002

                                   (Continued)

beginning January 1, 2004, although early application is encouraged. C-15 establishes, among other things, new rules for the calculation and recognition of losses from impairment of such assets and their reversal, and presents examples of indications of possible impairment in the value of long-lived intangible or tangible assets in use, including goodwill. To calculate the loss from impairment requires determination of the recovery value, now defined as the higher of the net selling price of a cash generating unit and its value in use, which is the present value of future net cash flows, using an appropriate discount rate. The provisions issued prior to this Bulletin use future net cash flows referred to purchasing power of the evaluation date, which therefore does not require discounting of such flows.

The Company has not finished quantifying the effect of the adoption of this new accounting standard in the balance sheet and income statement.

22.     DIFFERENCES BETWEEN MEXICAN AND US GAAP

The consolidated financial statements of the Company are prepared in accordance with Mexican GAAP, which differs in certain significant respects from US GAAP. A reconciliation of the reported majority net income (loss), majority stockholders' equity and comprehensive income to US GAAP is presented in Note
23. It should be noted that this reconciliation to US GAAP does not include the reversal of the restatement of the financial statements for the effects of inflation as required by Bulletin B-10, "Recognition of the Effects of Inflation in Financial Information", of Mexican GAAP. The application of this Bulletin represents a comprehensive measure of the effects of price-level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting in Mexican pesos for both Mexican and US accounting purposes.

The principal differences between Mexican GAAP and US GAAP included in the reconciliation that affect the consolidated financial statements of the Company are described as follow:

Differences in classification - Certain items require a different classification in the balance sheet or income statement under US GAAP. These include:

        . Under Mexican GAAP advances to suppliers are recorded as inventories. Under US GAAP advances to suppliers are classified as prepaid expenses.

        . The impairment of goodwill and other long-lived assets, gain or loss on the disposal of fixed assets, all severance payments and employee profit sharing must be included in operating expenses under US GAAP.

        . Extraordinary and non-operating items under Mexican GAAP are classified as operating under US GAAP.

(a) Cash flow information- Under Mexican GAAP, the Company presents a consolidated statement of changes in financial position in accordance with Bulletin B-12, "Statement of Changes in Financial Position", which identifies the generation and application of resources by the differences between opening and final financial statement balances in constant Mexican

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2000, 2001 AND 2002

                                   (Continued)

pesos. Bulletin B-12 also requires that monetary and foreign exchange gains and losses be treated as cash items for the determination of resources generated by operations.

In accordance with US GAAP, Statement of Financial Accounting Standards (SFAS) No. 95, "Statement of Cash Flows", is applied without including the effects of inflation. (see Note 23 g)

Deferred income taxes and employee profit sharing - The Company follows SFAS No. 109, "Accounting for Income Taxes", for US GAAP purposes, which differs from Mexican GAAP as follows:

        . Under Mexican GAAP, deferred taxes are classified as non-current, while under US GAAP the classification is based on the classification of the related asset or liability.

        . Under Mexican GAAP the effects of inflation on the deferred tax balance generated by monetary items are recognized in monetary position result. Under US GAAP the deferred tax balance is classified as a nonmonetary item. As a result, the consolidated income statement differs with respect to the presentation of monetary position gain (loss) and deferred income tax provision.

        . Under Mexican GAAP, the change in statutory income tax rate approved early in 2002 was considered in the calculation of deferred taxes at December 31, 2001. Under US GAAP, a change in statutory tax rate may not be considered until the enactment date, which was January 1, 2002.

        . Under Mexican GAAP deferred employee profit sharing is calculated using the deferral method by considering only those temporary differences that arise during the year and which are expected to reverse within a defined period, while under US GAAP the same liability method is applied as that used for deferred income taxes.

The restatement of imported machinery and equipment and the pension plan under Mexican GAAP have a different treatment than under US GAAP, as explained below. As a consequence, the related deferred income tax presented under Mexican GAAP is different from the effect calculated under US GAAP

The tax effects of temporary differences that generated deferred tax liabilities (assets) under SFAS No. 109 are as follows:

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2000, 2001 AND 2002

                                   (Continued)

DEFERRED INCOME TAXES-

                                                                   2001               2002
                                                             ----------------   ---------------
       Property, plant and equipment                         Ps.    2,725,279   Ps.   2,287,977
       Inventories                                                    535,792           518,589
       Land held for development and real estate projects             954,067           932,573
       Reserves and provisions                                       (579,289)         (179,199)
       Tax loss carryforwards                                        (921,127)       (1,067,300)
       Tax loss carryforwards on sale of shares                      (417,510)         (324,401)
       Recoverable asset tax                                         (397,465)         (393,798)
       Other                                                          241,559            44,377
       Allowance for doubtful tax loss carryforwards and
        recoverable asset taxes                                       176,170           313,257
                                                             ----------------   ---------------
                                                             Ps.    2,317,476   Ps.   2,132,075
                                                             ================   ===============

DEFERRED EMPLOYEE PROFIT SHARING-

                                                                   2001               2002
                                                             ----------------   ---------------
       Property, plant and equipment                         Ps       708,821   Ps.     734,791
       Inventories                                                    175,370           177,331
       Reserves and provisions                                        (12,612)          (14,753)
       Unrealized exchange losses                                      (4,713)           (4,632)
       Other                                                           59,253            39,451
                                                             ----------------   ---------------
                                                             Ps.      926,119   Ps.     932,188
                                                             ================   ===============

Cost of pension plans and other employee benefits- Under Mexican GAAP, the recording of liabilities for employee benefits is substantially the same as under SFAS No. 87, "Employers' Accounting for Pensions". The Company's independent actuaries have prepared a study of pension costs under US GAAP (see
Note 13).

The Company has no postretirement health care insurance or other benefit plans, other than the pension plans referred to in Note 13. Therefore, SFAS No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions", does not have any effect on the Company.

During 1992, the Company withdrew Ps. 251,902 from plan assets covering pension and seniority premiums for employees of certain subsidiaries, as the plans were overfunded. The amount of the withdrawal was recorded as income under Mexican GAAP, however, for purposes of SFAS No. 87, the amount must be amortized over the average remaining working life of the employees, which as of that date was approximately 17 years.

Minority stockholders' interest- Under Bulletin B-8 of Mexican GAAP, minority stockholders' interest must be included as a component of stockholders' equity. Under US GAAP, minority stockholders' interest in subsidiaries is presented between liabilities and stockholders' equity in the consolidated balance sheet. Consequently, unlike US GAAP, under Mexican GAAP minority

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2000, 2001 AND 2002

                                   (Continued)

stockholders' interest in the income of subsidiaries is not presented as an expense in the consolidated statement of income.

Technology funds- The technology fund is recorded under cash and cash equivalents because the Company plans to utilize this fund during 2002. Under US GAAP those funds must be classified as other assets.

Cost of sales and inventory valuation- Up to 2000, certain of the Company's subsidiaries of the chemical segment used the direct cost method to calculate cost of sales and inventory, whereby certain overhead costs are charged to expense when they are incurred, rather than being allocated to inventory. US GAAP requires that indirect manufacturing costs be considered as part of inventory cost.

Land held for development and real estate projects restatement- Undeveloped and developed land of the real estate business and the real estate projects are considered as inventories, since they are held for sale. They were restated in US dollars using the inflation rate of the U.S. Under US GAAP, these assets and the corresponding cost of land sold during the year would be restated using the NCPI.

Machinery and equipment- Since 1997, the Company has restated its fixed assets of foreign origin based on the internal inflation rate of the country of origin and the period end exchange rate. Under US GAAP, these fixed assets would be restated using the NCPI.

Financial instruments- As mentioned in Note 4, on January 1, 2001, Bulletin C-2 went into effect in Mexico.

In conformity with US GAAP, beginning in 2001, SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities", became effective. SFAS No.133 requires recognition of all derivative financial instruments together with the corresponding item hedged at fair value, whether they are assets or liabilities, in the balance sheet.

Changes in the fair value of derivative financial instruments are recognized in the results of the year (fair value hedges) or in other components of comprehensive income (cash flow hedges), if it is demonstrated that such instruments are closely related to the hedged item through statistical effectiveness calculations. Upon expiration of the derivative instruments the corresponding gain or loss is recognized in the results of the year.

The Company has derivative financial instruments covering swaps for interests rate and exchange rates that hedge financial liabilities, which should not be adjusted to fair value under Mexican GAAP (see Note 20).

GOODWILL

a) Food sector - Under Mexican GAAP, the excess generated by acquisitions made at a price above net book value of the subsidiaries acquired in the Food sector is amortized by the straight-line method over 20 years. Also, a part of such excess was restated up to 1997 using NCPI factors. Under US GAAP, in conformity with new SFAS No. 142,

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2000, 2001 AND 2002

                                   (Continued)

        "Goodwill and Other Intangible Assets", as of January 11, 2002, goodwill is no longer subject to amortization over its estimated remaining useful life; however, it is subject to periodic assessment for impairment by applying a fair-value-based test.

b) Real estate sector- During 1998, DINE acquired 10% of the shares of Canad de Santa Fe, S.A. de C.V. As a result of this acquisition, goodwill of Ps.87,629 was generated, which will be amortized in proportion to the sales of the "Bosques de Santa Fe" project, not to exceed a period of seven years. Under US GAAP, after recording the differences compared to Mexican GAAP and US GAAP, additional goodwill of Ps.3,328 was generated, which was fully amortized in December 2000.

c) Autoparts sector- In 2000, DESC AUTOMOTRIZ increased its share ownership in Velcon, S.A. de C.V., its subsidiary, at a cost above book value. For Mexican GAAP purposes, the goodwill resulting from this acquisition will be amortized over four years. Under US GAAP, in accordance with SFAS No. 142 discussed above, effective January 1, 2002 goodwill is no longer subject to amortization. The financial statement impact was to reduce amortization expense and increase net income under US GAAP by $15,888 for the year ended December 31, 2002.

Under SFAS No. 142, the adoption of this principle constitutes a change in accounting policy. The Company performed an initial impairment test as of January 1, 2002, which resulted in an adjustment for the impairment of the excess of cost over book value of the shares acquired in the food sector. Such impairment was calculated as the difference between the carrying value of the asset and its fair value as determined by a third party. At December 31, 2002, the effect on the financial statements was to reduce the amortization expense of Ps.76,938 compared to the year ended December 31, 2001. A reconciliation of previously reported net income (loss) and income (loss) per share under US GAAP to the amounts adjusted to exclude goodwill amortization is as follows:

                                                           2000              2001              2002
                                                      ---------------   ---------------   -------------
      Reported net income (loss) under US GAAP        Ps.     546,634   Ps.    (128,795)  Ps.(2,094,894)
      Add: Amortization of the excess of cost over
       the book value of shares acquired under
       Mexican GAAP                                            36,309            82,156               -
                                                      ---------------   ---------------   -------------
      Adjusted net income (loss) under US GAAP        Ps.     582,943   Ps.     (46,639)  Ps.(2,094,894)
                                                      ===============   ===============   =============
       Reported net income (loss) per share under
        US GAAP                                       Ps.       0.386   Ps.      (0.094)  Ps.    (1.530)
       Add: Amortization of the excess of cost
        over the book value of shares acquired
        under Mexican GAAP                                      0.026             0.060               -
                                                      ---------------   ---------------   -------------
       Adjusted net income (loss) per share under
        US GAAP                                       Ps.       0.412   Ps.      (0.034)  Ps.    (1.530)
                                                      ===============   ===============   =============

Furthermore, the adjustment for the impairment of the excess of cost over book value of the shares acquired recorded at January 1, 2002 was Ps. 1,280,255.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2000, 2001 AND 2002

                                   (Continued)

Negative goodwill- In September 1997, Agrobios, S.A. de C.V. (a subsidiary merged into DESC in 1999) acquired 94.3% of the shares of CORFUERTE, a company engaged in the manufacture and distribution of processed food. The book value (substantially equivalent to the fair value of the net assets acquired) exceeded cost of the shares by Ps. 10,236, which under Mexican GAAP is being amortized to income over five years using the straight-line method. Under US GAAP purchase accounting, after considering the deferred tax asset not recorded under Mexican GAAP for the subsidiary, the excess was Ps. 387,958, which was offset against the fair value of the fixed assets acquired and will be recognized in income as a reduction of the related annual depreciation.

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

Capitalized financing costs- Under Mexican GAAP, the Company capitalizes the integral financing cost related to construction in progress, including the exchange losses and monetary position gain. Under US GAAP, only interest expense may be capitalized on US dollar-denominated debt, and only interest expense, net of the related monetary position gain, may be capitalized on Mexican peso-denominated debt.

Capitalized preoperating expenses- Under Mexican GAAP, some subsidiaries of DESC AUTOMOTRIZ and GIRSA capitalized preoperating expenses of Ps. 3,572 related to new production lines. Such expenses will be amortized over the term in which the new production lines are fully operational. Under US GAAP, such costs are expensed as incurred.

Other pronouncements- Since the Company has a simple capital structure, SFAS No.128, "Income per Share", has no effect on the calculation of the approximate majority net income per share.

Beginning in 1998, SFAS No.130, "Comprehensive Income", became effective, which requires presenting comprehensive income under US GAAP. Note 23 d) presents a reconciliation of majority consolidated net income under US GAAP to comprehensive income, also under US GAAP, where the main reconciling item is the result from holding nonmonetary assets. Therefore, other accrued comprehensive income is included in the balance sheet under cumulative effect of restatement.

Future impact of recently issued accounting standards- In June 2001, the FASB issued SFAS No. 143, which is effective for the Company beginning in 2003. The Company plans to adopt this new standard in 2003. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement requires that the fair value of

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2000, 2001 AND 2002

                                   (Continued)

a liability for an asset retirement obligation be recognized in the year in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company does not expect that this new standard will have a significant impact on its financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No.4, 44, and 64, Amendment of FASB Statement No.13, and Technical Corrections", which requires that gains and losses from extinguishment of debt in all years presented be classified as extraordinary items only if they meet the criteria of APB Opinion 30, "Reporting the Results of Operations - Discontinued Events and Extraordinary Items". The amendment of SFAS No. 13, "Accounting for Leases", eliminates an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The new standard will be effective for financial statements issued for fiscal years beginning after May 15, 2002 and lease transactions occurring after May 15, 2002, with early application encouraged. The Company plans to adopt this new standard in 2003. As of December 31, 2002, the Company has not completed its evaluation of the effect of adopting this new principle.

In June 2002 the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The principal difference between SFAS No. 146 and EITF 94-3 relates to its requirement that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred, as opposed to recognition under EITF 94-3 at the date of an entity's commitment to an exit plan. The provisions of SFAS No.146 will be effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Previously issued financial statements cannot be restated, and the provisions of EITF 94-3 shall continue to apply for an exit activity initiated under an exit plan prior to the initial application of SFAS No. 146. The Company plans to adopt this new standard in 2003. The Company does not expect that this new standard will have a significant impact on its financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), which requires that the guarantor recognize, when certain guarantees are established, a liability for the fair value of the obligation undertaken in issuing such guarantee. FIN 45 also requires additional disclosure requirements about the guarantor's obligations under certain guarantees that it has issued. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statement periods ending after December 15, 2002. The Company does not expect the adoption of FIN 45 will have a material effect on its financial position, results of operations or cash flows.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to certain entities in which equity investors do not

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2000, 2001 AND 2002

                                   (Continued)

have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all companies that hold a variable interest in a variable interest entity created after January 31, 2003. For a variable interest held by the Company in a variable interest entity created before February 1, 2003, the Company will apply the provisions of FIN 46 no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. The Company does not expect that the adoption of FIN 46 will have a material impact on its financial position, results of operations or cash flows

In April 2003, the FASB issued SFAS No. 149, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. The changes in this statement improve financial reporting by requiring that contracts with comparable characteristics to be accounted for similarly. The new standard will be effective for contracts entered into or modified after June 30, 2003, except as stated below, and for hedging relationships designated after June 30, 2003. In addition, except as stated below, all provisions of this statement should be applied prospectively.

The provisions of this statement that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. We do not anticipate that this new standard will have a significant impact on our financial position or result of operations.

In May 2003, the FASB issued SFAS No. 150, which aims to eliminate diversity in practice by requiring that the following three types of financial instruments be reported as liabilities by their issuers:

        . Mandatorily redeemable instruments (i.e., instruments issued in the form of shares that unconditionally obligate the issuer to redeem the shares for cash or by transferring other assets).

        . Forward purchase contracts, written put options, and other financial instruments not in the form of shares that either obligate or may obligate the issuer to settle its obligation for cash or by transferring other assets.

        .       Certain financial instruments that include an obligation that
                (1) the issuer may or must settle by issuing a variable number of its equity shares and (2) has a "monetary value" at inception that (a) is fixed, (b) is tied to a market index or other benchmark (something other than the fair value of the issuer's equity shares), or (c) varies inversely with the fair value of the equity shares, for example, a written put option.

To date these types of instruments have been variously reported by their issuers as liabilities, as part of equity, or between the liability and equity sections (sometimes referred to as "mezzanine" reporting) of the balance sheet. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003, and pre-existing instruments effective at

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2000, 2001 AND 2002

                                   (Continued)

the beginning of the first interim period beginning after June 15, 2003. We do not expect that the adoption of SFAS No. 150 will have a material impact on our financial position, results of operations or cash flows.

Convenience translation-U.S. dollar amounts shown in the financial statements have been included solely for the convenience of users and are translated from Mexican pesos, as a matter of arithmetic computation only, at the rate quoted by Banco de Mexico for December 31, 2002 of 10.3613 Mexican pesos per U.S. dollar. Such translation should not be interpreted as a representation that the Mexican peso amounts have been, could have been, or could in the future be, translated into U.S. dollars at this or any other exchange rate.

23.     RECONCILIATION OF MEXICAN GAAP TO US GAAP

a)      RECONCILIATION OF MAJORITY NET INCOME-

                                                                2000               2001             2002              2002
                                                          ----------------   --------------   ---------------   ---------------
Net income applicable to majority stockholders'
 interest under Mexican GAAP                              Ps.      303,359   Ps.     43,711   Ps.  (1,043,133)  $      (100,676)
US GAAP adjustments:
    Deferred income taxes                                          682,675          921,989            62,026             5,986
    Deferred income taxes under Mexican GAAP                       114,692         (550,890)          (79,974)           (7,719)
    Deferred employee profit sharing                               (63,012)          15,732           (57,517)           (5,551)
    Amortization of withdrawn pension fund assets under
     SFAS No. 87                                                     5,786            5,405             5,221               504
    Full absorption costing                                       (108,734)               -                 -                 -
Additional depreciation on foreign origin fixed assets
 restated using the NCPI                                          (119,308)         (36,114)          (84,181)           (8,125)
    Restatement of cost of land for development and
     real estate projects using the NCPI                           (66,929)          (5,802)           21,550             2,080
    Reduction in depreciation expense of CORFUERTE                 (72,605)         (13,964)            2,273               219
    Goodwill of POLIFOS                                                  -           21,734                 -                 -
    Payments received for rights to enter into lease
     agreements                                                      7,210                -                 -                 -
    Goodwill of Canada de Santa Fe                                   3,328                -                 -                 -
    Goodwill of VELCON                                               5,195           (1,488)           15,688             1,514
    Write-down of fixed assets                                           -            4,321                 -                 -
    Capitalized exchange loss, net of gain on monetary
     position                                                       41,070           24,729             2,915               281
    Capitalization of preoperating expenses                        (30,108)         105,341             6,521               629
    Adjustment of the market value of derivative
     financial instruments                                               -                -           (65,618)           (6,333)
    Benefit of tax consolidation of prior years                   (136,804)               -                 -                 -
    Effects of inflation on US GAAP adjustments                    411,855          167,313           110,031            10,619
    Effects of US GAAP on minority stockholders'
     interest adjustments                                         (431,036)        (830,814)          200,799            19,380

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2000, 2001 AND 2002

                                   (Continued)

                                                                2000               2001             2002              2002
                                                          ----------------   --------------   ---------------   ---------------
    Other                                                                -                -            11,821                 -
                                                          ----------------   --------------   ---------------   ---------------
                                                                   243,275         (172,507)          151,556            14,626
                                                          ----------------   --------------   ---------------   ---------------
Change in accounting policy-
Adjustment for impairment of the goodwill                                -                -        (1,280,255)         (123,561)
Amortization of the goodwill under Mexican GAAP                          -                -            76,938             7,426
                                                          ----------------   --------------   ---------------   ---------------
                                                                   243,275         (172,507)       (1,051,761)         (101,508)
                                                          ----------------   --------------   ---------------   ---------------
Net income (loss) under US GAAP                           Ps.      546,634   Ps.   (128,795)  Ps.  (2,094,894)  $      (202,184)
                                                          ================   ==============   ===============   ===============
Weighted average shares outstanding (000's)                      1,418,126        1,369,006         1,369,079         1,369,079
                                                          ================   ==============   ===============   ===============
Net income (loss) per share under US GAAP (basic and
 diluted)                                                 Ps.        0.386   Ps.     (0.094)  Ps.      (1.530)  $        (0.148)
                                                          ================   ==============   ===============   ===============

b)      RECONCILIATION OF MAJORITY STOCKHOLDERS' EQUITY-

                                                                2001               2002             2002
                                                          ----------------   --------------   ---------------
Majority stockholders' equity under Mexican GAAP          Ps.    8,818,958   Ps.  7,615,308   $       734,976
US GAAP adjustments:
     Deferred income taxes                                      (2,317,476)      (2,132,075)         (205,773)
     Deferred income taxes under Mexican GAAP                    1,125,306        1,287,982           124,307
     Deferred employee profit sharing                             (926,119)        (932,188)          (89,968)
     Withdrawal of pension fund assets under SFAS
      No. 87                                                       (37,540)         (30,431)           (2,937)
     Adjustment for changes to the method for the
      restatement of land held for development
      and real estate projects, foreign
      machinery and goodwill                                     3,788,402        2,848,982           274,964
     Additional depreciation on foreign fixed
      assets restated using the NCPI                              (204,785)        (288,966)          (27,889)
     Restatement of cost of land held for
      development and real estate projects sold
      using the NCPI                                              (138,196)        (116,646)          (11,258)
     Reduction in depreciation expense of CORFUERTE                (34,603)         (32,330)           (3,120)
     Goodwill of VELCON                                              3,707           19,395             1,872
     Capitalized exchange loss net of monetary
      position gain                                               (389,277)        (386,362)          (37,289)
     Adjustment of market value of derivative
      financial instruments                                              -          (65,618)           (6,333)
     Capitalization of preoperating expenses                       (37,487)         (30,966)           (2,989)
     Adjustment for impairment of the goodwill                           -       (1,280,255)         (123,561)

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2000, 2001 AND 2002

                                   (Continued)

     Amortization of the goodwill under Mexican GAAP                     -           76,938             7,426
     Effects of US GAAP adjustments on minority
      stockholders' interest                                       (82,005)         118,793            11,465
     Other                                                          14,222           26,042             2,513
                                                          ----------------   --------------   ---------------
                                                                   764,149         (917,705)          (88,570)
                                                          ----------------   --------------   ---------------
Stockholders' equity under US GAAP                        Ps.    9,583,107   Ps.  6,697,603   $       646,406
                                                          ================   ==============   ===============

c)      RECONCILIATION OF CHANGES IN STOCKHOLDERS' EQUITY UNDER US GAAP-

                                                                2001               2002             2002
                                                          ----------------   --------------   ---------------
Stockholders' equity at beginning of year                 Ps.   10,421,331   Ps.  9,583,107   $       924,894
   Net income (loss) under US GAAP                                (128,795)      (2,094,894)         (202,184)
   Effect of restatement                                          (681,398)         709,591            68,484
   Adjustment for changes to the method for the
    restatement of land held for development and
    real estate projects, foreign machinery and
    goodwill                                                       402,416         (939,421)          (90,666)
   Increase in capital stock due to merger                             625                -                 -
   Dividends paid                                                 (431,071)        (412,557)          (39,817)
   Adjustment of additional employee retirement
    liability                                                            -         (148,221)          (14,305)
                                                          ----------------   --------------   ---------------
Stockholders' equity at end of year                       Ps.    9,583,107   Ps.  6,697,603   $       646,406
                                                          ================   ==============   ===============

d)      COMPREHENSIVE INCOME (LOSS) UNDER US GAAP-

                                                                2000               2001             2002              2002
                                                          ----------------   --------------   ---------------   ---------------
Net income (loss) under US GAAP                           Ps.      546,634   Ps.   (128,795)  Ps.  (2,094,804)  $      (202,184)
   Adjustment of additional employee retirement
    liability                                                            -                -          (148,221)          (14,305)
   Result from holding nonmonetary assets
    with adjustments under US GAAP                                (628,912)        (304,979)         (229,831)          (22,182)
                                                          ----------------   --------------   ---------------   ---------------
Comprehensive income (loss) under US GAAP                 Ps.      (82,278)  Ps.   (433,775)  Ps.  (2,472,856)  $      (238,671)
                                                          ----------------   --------------   ---------------   ---------------

e)      CONDENSED CONSOLIDATED BALANCE SHEETS UNDER US GAAP-

                                                               2001                 2002
                                                         -----------------   -----------------
Assets
Current assets.......................................... Ps.     8,308,406   Ps.     8,971,766
Land held for development and real estate projects               5,271,284           4,905,223
Property and equipment..................................        14,982,166          14,259,413
Goodwill................................................         1,758,603             303,314
Other assets............................................         1,884,014           1,550,783
                                                         -----------------   -----------------
Discontinued operations.................................           261,387             141,850
                                                         -----------------   -----------------

                                      F-47

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2000, 2001 AND 2002

                                   (Continued)

    Total assets........................................ Ps.    32,465,860   Ps.    30,132,349
                                                         =================   =================

                                                               2001                2002
                                                         -----------------   -----------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities..................................... Ps.     7,987,967   Ps.     7,382,486
Long-term debt..........................................         7,422,598           8,706,020
Deferred income taxes...................................         2,317,476           2,132,075
Deferred employee profit sharing........................           926,119             932,188
Other long-term liabilities.............................           283,694             642,140
Minority interest.......................................         3,944,899           3,639,837
Majority stockholders' equity...........................         9,583,107           6,697,603
                                                         -----------------   -----------------
    Total liabilities and stockholders' equity.......... Ps.    32,465,860   Ps.    30,132,349
                                                         =================   =================

f)      CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) UNDER US
        GAAP-

                                                               2000                2001                2002
                                                         -----------------   -----------------   ----------------
Net sales (2)........................................... Ps.    25,216,291   Ps.    21,249,276   Ps.   19,582,937
Cost of sales (1).......................................       (19,669,413)        (15,943,325)       (15,088,139)
Gross profit............................................         5,546,878           5,305,951          4,494,798
Operating expenses (1)..................................        (3,962,976)         (4,233,753)        (3,807,333)
Operating income                                                 4,100,693           1,072,198            687,465
Other (expenses) income, net ...........................          (243,125)            (32,949)            50,475
Comprehensive financial result..........................          (308,710)           (142,990)        (1,112,246)
(Provisions) benefit for income and assets taxes........          (331,331)            380,358           (155,432)
Equity in income (loss) of associated companies.........           (11,369)           (120,589)            (5,200)
Changes in accounting policies..........................           137,717                  --         (1,280,255)
Discontinued operations.................................             6,895            (268,126)          (605,817)
Minority interest.......................................          (812,891)         (1,016,697)          (326,116)
                                                         -----------------   -----------------   ----------------
Net consolidated income (loss) for the year............. Ps.       546,634   Ps.      (128,795)  Ps.   (2,094,894)
                                                         =================   =================   ================

        (1) Includes items classified as non-operating and extraordinary in the Mexican GAAP financial statements.

        (2) Includes Ps. 6,821 of payments received for rights to enter into lease agreements (see Note 17).

            g)   CONSOLIDATED STATEMENTS OF CASH FLOW UNDER US GAAP-

CASH FLOW FROM OPERATING ACTIVITIES:
         Income (loss) from continuing operations under         Ps.      328,448   Ps.        413,536   Ps.     (208,822)

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2000, 2001 AND 2002

                                   (Continued)

           USGAAP
         Income (loss) from discontinued operations                        6,896             (244,169)          (605,817)
         Changes in accounting polices                                   137,717                    -         (1,280,255)
         Extraordinary items                                              73,573             (298,162)                 -
                                                                ----------------   ------------------   ----------------
         Net consolidated income (loss) for the year                     546,634             (128,795)        (2,094,894)
Adjustments to reconcile net income to net cash provided
    by operating activities:
         Depreciation and amortization                                 1,474,774            1,294,572          1,364,551
         Depreciation of idle plant                                       72,125               74,601              7,846
         Cost of land and real estate projects sold                      621,121              409,601            395,643
         Loss (gain) on sale of property, plant and equipment              5,508               (4,135)            26,444
         Provisions for allowance for doubtful accounts                   65,246               12,847             14,790
         Impairment of fixed assets                                      167,768               97,341             49,041
         Capitalized integral financial cost                             (52,015)              (7,127)                 -
         Equity in associated companies and unconsolidated
          Subsidiaries                                                    11,369              120,589              5,200
         Amortization of goodwill                                         27,786               61,910                  -
         Changes in accounting polices                                         -                    -          1,280,255
         Deferred income taxes                                        (1,031,591)             360,617           (189,332)
         Discontinued operations                                          40,815              109,700             55,606
         Effects of inflation                                           (784,791)            (360,658)          (398,271)
         Exchange loss                                                   109,798              367,431          1,116,170
         Changes in working capital
           Current assets                                            (1,857,020)            3,423,035             (4,905)
           Discontinued operations                                       186,990               76,036            270,617
           Land acquisition                                              (56,996)              (6,881)            (3,022)
           Investment in real estate projects                           (680,846)            (732,809)          (390,264)
           Notes and accounts payable to suppliers,
            other payables and accrued liabilities                       351,291           (2,026,209)           285,902
           Interest payable                                               43,977              (15,335)           (55,273)
           Income taxes and employee profit sharing                     (138,377)             188,853           (279,898)
           Current liabilities from discontinued
            operations                                                  (152,286)             (30,308)           (32,737)
                                                                ----------------   ------------------   ----------------
Net cash (used in) generated by operating activities                  (1,028,720)           3,284,896          1,423,469

CASH FLOW FROM FINANCING ACTIVITIES:

         Payments of short-term bank loans and current
          portion of long-term debt                                     (359,071)            (587,303)        (1,330,869)
         Proceeds from long-term debt                                  1,209,074                    -          4,556,186
         Payments of long-term debt                                     (749,181)          (1,600,264)        (2,227,343)
         Effect of the variance on short-term bank loans,
          current portion of long-term debt and long-term debt         1,007,923             (537,327)          (575,395)
         Effects of inflation                                            784,791              360,658            398,271
         Other long-term liabilities                                      27,438             (229,715)           348,226
         Dividends paid to minority interest                             (49,287)            (386,703)          (116,450)
         Minority interest                                             1,057,497           (1,016,697)          (326,116)
         Increase in capital stock due to merger                               -                  625                  -
         Dividends paid                                                 (452,286)            (219,605)          (423,650)
         Adjustment of additional employee retirement
          liability                                                            -                    -           (148,221)

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2000, 2001 AND 2002

                                   (Continued)

         Repurchase of shares                                           (772,763)                   -                  -
         Decrease in minority stockholders' interest due to
          restructuring and sale                                               -             (627,194)                 -
                                                                ----------------   ------------------   ----------------
Net cash (used in) generated by financing activities                   1,074,135           (4,843,525)           154,639

CASH FLOW FROM INVESTING ACTIVITIES:

         Investment in shares                                                                (250,894)            28,024
         Sale of shares of subsidiaries                                   74,759            1,514,438                  -
         Cash and cash equivalents of subsidiaries sold                                       (76,337)                 -
         Acquisition of property, plant and equipment                 (2,008,521)            (755,171)        (1,074,745)
         Proceeds from sale of property plant and equipment              121,207              645,065            225,980
         Capitalized integral financial cost                              (1,939)               1,512
         Net increase of investment properties                                                                   (27,267)
         Real estate assets available for sale                         1,332,239                                       -

         Other assets                                                   (169,543)             181,942            160,367
         Investing activities of discontinued operations                 (23,617)               3,576             63,931
                                                                ----------------   ------------------   ----------------
Net cash generated by (used in) investing activities                    (675,415)           1,264,131           (623,710)
    Net increase in cash and cash equivalents                            (99,494)            (294,498)           954,398
    Net increase in cash and cash equivalents from
     discontinued operations                                              16,398              (13,387)            (7,972)
CASH AND CASH EQUIVALENTS

    Balance at beginning of year                                       1,379,769            1,462,864          1,154,979
    Balance at the end of year                                         1,462,864            1,154,979          2,101,405

SUPPLEMENTAL CASH FLOW DISCLOSURES:
    Income and asset taxes paid                                 Ps.      800,345   Ps.        664,567   Ps.      489,443
    Employee profit sharing paid                                Ps.      141,845   Ps.        140,751   Ps.      131,274
    Interest paid                                               Ps.    1,174,249   Ps.        976,861   Ps.    1,053,955
    Leases paid                                                 Ps.       26,158   Ps.         41,217   Ps.       29,502

24.   SUBSEQUENT EVENTS

Default of the Leverage EBITDA - Due primarily to the effects of the devaluation of the Mexican peso against the Dollar subsequent to December 31, 2002 and the decline in revenues caused by the weak U.S. and Mexican economies as well as other factors, as of March 31, 2003 the Company is in default of the Leverage EBITDA (net debt to earnings before taxes, depreciation and amortization) covenant under its Ps.1,300 million (or $130 million) credit agreement with a syndicate of Mexican banks, for which BBVA-Bancomer, S.A. acts as the administrative agent, and the $275 million credit agreement with a syndicate of international banks, for which Citibank, N.A. acts as the administrative agent. At this date the Company is pursuing a waiver of these defaults and also has started the process for the refinancing of these and other credit facilities. These defaults may also create defaults under other credit agreements. To date, none of the lenders under these credit agreements has declared the Company in default, and the Company has been allowed to remain in default. The Company is otherwise in compliance with the covenants under its credits agreements, including all payments of principal and interest.

                       DESC, S.A. DE C.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 2000, 2001 AND 2002

                                   (Continued)

Stockholders' Ordinary and Extraordinary General Meeting- During a Stockholders' Ordinary and Extraordinary General Meeting held on April 28, 2003, the stockholders approved the following:

Merger of DESC and Industrias Ruiz Galindo, S.A. de C.V, with DESC as the surviving company. Such merger became effective for accounting and tax purposes on May 1, 2003; therefore, as of such date Industrias Ruiz Galindo, S.A. de C.V. ceased to exist as a legal entity.

Merger of Desc and Industrias Resistol, S.A. de C.V, with Desc surviving the merger. The merger will became effective between the parties upon satisfaction of the condition precedent that Desc, directly or through its subsidiaries or affiliates, sign the final asset purchase agreement, pursuant to which Desc would transfer its adhesive and water-proofing business, which shall take place not later than December 31, 2003.

Fenoquimia, S.A. de C.V.- On March 17, 2003, the Mexican court denied the "Concurso Mercantil" petition. Fenoquimia, S.A. de C.V., has filed an appeal against this decision.

Hayes Wheels Acero, S.A. de C.V.- an indirect 60% subsidiary of the Company, received a commercial claim from a customer alleging the existence of defects in certain wheels manufactured by Hayes Wheels Acero, S.A. de C.V. Following a period of negotiations with said customer, an agreement was reached whereby Desc Automotriz agreed to pay $7,000, in full satisfaction of the commercial claim.

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Desc, S.A. de C.V.,

We have audited the accompanying consolidated balance sheet of DESC, S.A. DE C.V. AND SUBSIDIARIES (collectively referred to as the "Company") as of December 31, 2001, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the years ended December 31, 2000 and 2001, all expressed in thousands of Mexican pesos of purchasing power as of December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the chemical segment (formerly GIRSA, S.A. de C.V. and Subsidiaries), Agroken, S.A. de C.V. and Subsidiaries, Corfuerte, S.A. de C.V. and Subsidiaries (formerly Grupo Corfuerte, S.A. de C.V. and Subsidiaries), and Authentic Acquisition Corporation, Inc., which statements reflect total assets of 45% at December 31, 2001, and total revenues of 49% and 50% for the years ended December 31, 2000 and 2001, respectively, of the related consolidated totals. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Desc, S.A. de C.V. and Subsidiaries as of December 31, 2001, and the results of their operations and the changes in their financial position for the years ended December 31, 200 and 2001, in conformity with accounting principles generally accepted in Mexico.

Also, in our opinion, the amounts in U.S. dollars included in the accompanying financial statements have been translated on the basis set forth in Note 2 for the convenience of the reader.

As mentioned in Note 4, beginning in January 2000, the Company adopted the provisions of Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing". The effect of the adoption was to recognize, an initial long-term liability for deferred income taxes in the amount of Ps.1,717,353 (thousands of Mexican pesos) affecting shareholders' equity under "Cumulative effect of initial recognition of deferred income taxes" and Ps.712,329 (thousands of Mexican pesos) affecting minority interest. The provision for income taxes for the year 2000 increased by Ps.104,046 (thousands of Mexican pesos).

Beginning in 2000, the Company changed its method for recording the effect from tax consolidation. Until 1999, it was recorded in the year in which the corresponding annual consolidated tax return was filed. Starting in 2000, this effect is recorded in the results of the year in which the benefit is generated. The effect from this change increased the benefit from tax consolidation by Ps.130,290 (thousands of Mexican pesos), which was recorded as a "Change in accounting policy".

Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with accounting principles generally accepted in Mexico but do not conform with accounting principles generally accepted in the United States of America (U.S. GAAP). A description of these differences and a reconciliation of consolidated majority net income and majority shareholders' equity to U.S. GAAP, as permitted by Form 20-F of the Securities and Exchange Commission (SEC), which allows omission of the requirement to quantify, in the U.S. GAAP reconciliation, the differences attributable to the effects of comprehensive inflation adjustments recorded locally, are set forth in Notes 22 and 23.

Ruiz, Urquiza y Cia., S.C.
(A member firm of Andersen Worldwide until April 9, 2002.)

/s/ CPC Ernesto Gonzalez Davila

CPC Ernesto Gonzalez Davila

Mexico City, Mexico
June 14, 2002 (except with respect to the restatement into constant Mexican pesos and the reclassification for discontinued operations as described in
Note 17 to the financial statements, as to which the date is March 25, 2003)

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
Corfuerte, S.A. de C.V. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Corfuerte, S.A. de C.V. and Subsidiaries (formerly Grupo Corfuerte, S.A. de C.V. and Subsidiaries) (all incorporated in Mexico and collectively referred to as the "Company") as of December 31, 2001 and 2002, and the related consolidated statements of operations, shareholders' equity and changes in financial position for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

As mentioned in Note 1 to the accompanying financial statements, at an extraordinary meeting held on December 10, 2001, the shareholders approved the Company's merger with Grupo Corfuerte, S.A. de C.V. (at that time the controlling company), leaving Corfuerte, S.A. de C.V. as the surviving company. The effective date of the merger for legal and accounting purposes was December 1, 2001. As a result of this merger, the Company changed its name from Grupo Corfuerte, S.A. de C.V. and Subsidiaries to Corfuerte, S.A. de C.V. and Subsidiaries.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Corfuerte, S.A. de C.V. and Subsidiaries (formerly Grupo Corfuerte, S.A. de C.V. and Subsidiaries) at December 31, 2001 and 2002, and the consolidated results of their operations and changes in their financial position for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Mexico, which differ in some significant respects from accounting principles generally accepted in the United States (see Notes 16 and 17 of the consolidated financial statements).

As mentioned in Note 1 to the accompanying financial statements, effective January 1, 2001, the Company adopted the requirements of the new Mexican accounting Bulletin D-4, Accounting for Income Tax, Asset Tax and Employee Profit Sharing, issued by the Mexican Institute of Public Accountants.

                                                   Mancera, S.C.
                                                   A Member Practice of
                                                   Ernst & Young Global

                                                   /s/ Agustin Aguilar
                                                   Agustin Aguilar
                                                   Mexico, D. F.
                                                   January 20, 2003

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders of Agroken, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Agroken S.A. de C.V. and subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of operations, shareholders' equity and changes in financial position for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Agroken, S.A. de C.V. and subsidiaries at December 31, 2001 and 2002, and the consolidated results of their operations and the changes in their financial position for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Mexico, which differ in certain respects from those followed in the United States of America (see Notes 16 and 17).

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

                                                   Mancera, S.C.
                                                   A member practice of Ernst
                                                   & Young Global

                                                   /s/ Agustin Aguilar
                                                   Agustin Aguilar

Mexico, D.F.
February 10, 2003

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

PricewaterhouseCoopers

By    /s/ Alfonso Infante Lozola

      Alfonso Infante Lozola
      Public Accountant

                        REPORT OF INDEPENDENT ACCOUNTANTS

Tampico, Tamps., January 17, 2003.

To the Shareholders' Meeting of
Paratec, S.A. de C.V.:

We have examined the accompanying balance sheets of Paratec, S.A. de C.V., as of December 31, 2002 and 2001, and the related statements of income, changes in shareholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Paratec, S.A. de C.V., as of December 31, 2002 and 2001, and the results of their operations, changes in their shareholders' equity and changes in their financial position for the years then ended in conformity with accounting principles generally accepted in Mexico.

PricewaterhouseCoopers

/s/ Alfonso Infante Lozoya

C.P.A. Alfonso Infante Lozoya
Audit Partner

                        REPORT OF INDEPENDENT ACCOUNTANTS

Tampico, Tamps., January 17, 2003.

To the Shareholders' Meeting of
Industrias Negromex, S.A. de C.V.:

We have examined the accompanying balance sheets of Industrias Negromex, S.A. de C.V., as of December 31, 2002 and 2001, and the related statements of income, changes in shareholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Industrias Negromex, S.A. de C.V., as of December 31, 2002 and 2001, and the results of their operations, changes in their shareholders' equity and changes in their financial position for the years then ended in conformity with accounting principles generally accepted in Mexico.

PricewaterhouseCoopers

/s/ Alfonso Infante Lozoya

C.P.A. Alfonso Infante Lozoya
Audit Partner

                        REPORT OF INDEPENDENT ACCOUNTANTS

Tultitlan, Estado de Mexico, January 17, 2003.

To the Shareholders' Meeting of
Quimir, S.A. de C.V.:

We have examined the accompanying balance sheets of Quimir, S.A. de C.V., as of December 31, 2002 and 2001, and the related statements of income, changes in shareholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Quimir, S.A. de C.V., as of December 31, 2002 and 2001, and the results of their operations, changes in their shareholders' equity and changes in their financial position for the years then ended in conformity with accounting principles generally accepted in Mexico.

PricewaterhouseCoopers

/s/ Alfonso Infante Lozoya

C.P.A. Alfonso Infante Lozoya
Audit Partner

                        REPORT OF INDEPENDENT ACCOUNTANTS

Mexico, City, January 17, 2003.

To the Shareholders' Meeting of
Industrias Resistol, S.A. de C.V.:

We have examined the accompanying individual balance sheets of Industrias Resistol, S.A. de C.V., as of December 31, 2002 and 2001, and the related individual statements of income, changes in shareholders' equity and changes in financial position individual for the years then ended. These individual financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these individual financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the individual financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall individual financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

According with the General Extraordinary Shareholder's Meeting, held on April 2002, Productos de Consumo Resistol, S.A. de C.V., changed its Company's name to Industrias Resistol, S.A. de C.V.

According with the General Extraordinary Shareholder's Meeting, held on December 2001, Industrias Resistol, S.A. de C.V., merged with Productos de Consumo Resistol, S.A. de C.V., with the latter remaining as the merging Company.

During the year ended December 31, 2002, the Company incurred a net losses of $ 71,051, additionally, at that date the shareholder's equity shows a negative balance of $ 21,943. These factors, among others, indicate that the Company may be unable to continue operating and the individual financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in its present form.

In our opinion, the accompanying individual financial statements present fairly, in all material respects, the individual financial position of Industrias Resistol, S.A. de C.V., as of December 31, 2002 and 2001, and the individual results of their operations, changes in their shareholders' equity and changes in their financial position individual for the years then ended in conformity with accounting principles generally accepted in Mexico.

PricewaterhouseCoopers

/s/ Alfonso Infante Lozoya

C.P.A. Alfonso Infante Lozoya
Audit Partner

                        REPORT OF INDEPENDENT ACCOUNTANTS

Puebla, Pue., January 17, 2003.

To the Shareholders' Meeting of
Resirene, S.A. de C.V.:

We have examined the accompanying balance sheets of Resirene, S.A. de C.V., as of December 31, 2002 and 2001, and the related statements of income, changes in shareholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Resirene, S.A. de C.V., as of December 31, 2002 and 2001, and the results of their operations, changes in their shareholders' equity and changes in their financial position for the years then ended in conformity with accounting principles generally accepted in Mexico.

PricewaterhouseCoopers

/s/ Alfonso Infante Lozoya

C.P.A. Alfonso Infante Lozoya
Audit Partner

                        REPORT OF INDEPENDENT ACCOUNTANTS

Lerma, Estado de Mexico, January 17, 2003.

To the Shareholders' Meeting of
Rexcel, S.A. de C.V.:

We have examined the accompanying balance sheets of Rexcel, S.A. de C.V., as of December 31, 2002 and 2001, and the related statements of income, changes in shareholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Rexcel, S.A. de C.V., as of December 31, 2002 and 2001, and the results of their operations, changes in their shareholders' equity and changes in their financial position for the years then ended in conformity with accounting principles generally accepted in Mexico.

PricewaterhouseCoopers

/s/ Alfonso Infante Lozoya

C.P.A. Alfonso Infante Lozoya
Audit Partner

                        REPORT OF INDEPENDENT ACCOUNTANTS

Tampico, Tamps., January 17, 2003.

To the Shareholders' Meeting of
Dynasol Elastomeros, S.A. de C.V.:

We have examined the accompanying balance sheets of Dynasol Elastomeros, S.A. de C.V., as of December 31, 2002 and 2001, and the related statements of income, changes in shareholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Dynasol Elastomeros, S.A. de C.V., as of December 31, 2002 and 2001, and the results of their operations, changes in their shareholders' equity and changes in their financial position for the years then ended in conformity with accounting principles generally accepted in Mexico.

PricewaterhouseCoopers

/s/ Alfonso Infante Lozoya

C.P.A. Alfonso Infante Lozoya
Audit Partner

                        REPORT OF INDEPENDENT ACCOUNTANTS

Tampico, Tamps., January 17, 2003.

To the Shareholders' Meeting of
Nhumo, S.A. de C.V.:

We have examined the accompanying balance sheets of Nhumo, S.A. de C.V., as of December 31, 2002 and 2001, and the related statements of income, changes in shareholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Nhumo, S.A. de C.V., as of December 31, 2002 and 2001, and the results of their operations, changes in their shareholders' equity and changes in their financial position for the years then ended in conformity with accounting principles generally accepted in Mexico.

PricewaterhouseCoopers

/s/ Valentin Holguera Altamirano

C.P.A. Valentin Holguera Altamirano
Audit Partner

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Authentic Acquisition Corporation

We have audited the accompanying consolidated balance sheets of Authentic Acquisition Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Authentic Acquisition Corporation and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill.

                                                           /s/ Ernst & Young LLP
February 6, 2003