Form 20-F
period 2003-12-31
DESC S A DE C V
filed 2004-06-30
CIK 925259

As filed with the Securities and Exchange Commission on June 30, 2004.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1 13196

DESC, S.A. DE C.V.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Paseo de los Tamarindos 400-B, Bosques de las Lomas, 05120 Mexico, D.F.

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing Twenty Series B Shares(1)	New York Stock Exchange, Inc.
Series B Shares, without expression of par value(2)	New York Stock Exchange, Inc.

(1)	Evidenced by American Depositary Receipts.
(2)	Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

8- 3/4% Guaranteed Notes due 2007 of Desc, S.A. de C.V.

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.(3)

Series A Common Stock, without expression of par value: 587,479,900

Series B Common Stock, without expression of par value: 506,257,866

Series C Common Stock, without expression of par value: 275,341,610

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark which financial statement item the registrant has elected to follow.     ☐  Item 17    ☒  Item 18

(3)	At our stockholders’ meetings held on March 8, 2004, our stockholders approved a mandatory conversion of all of the issued and outstanding Series C shares into Series B shares on a one-for-one basis (the “Reclassification”). The effective date of the Reclassification was March 16, 2004. At the effective date of the Reclassification, each Series C share was reclassified as a Series B share and each of our American Depositary Shares, which formerly represented twenty Series C shares, thereafter represented twenty Series B shares. As of May 19, 2004, the number of outstanding shares of each of the issuer’s classes of capital or common stock was as follows:

Series A Common Stock:             1,166,108,597

Series B Common Stock:             1,115,690,363

i

(continued)

ii

Presentation of Information

In this annual report:

•	“Automotive Sector” means the numerous companies of Desc that operate our autoparts business as more fully described in “Item 4. Information on our Company–Automotive”;

•	“Chemical Sector” means the numerous companies of Desc that operate our chemical business as more fully described in “Item 4. Information on our Company–Chemicals”;

•	“Depositary” means Citibank, N.A., as depositary, under that certain Amended and Restated Deposit Agreement, dated as of June 29, 1994, effective as of July 20, 1994, amended as of July 15, 1996, among Desc, Citibank, N.A. and all holders and beneficial owners from time to time of American Depositary Receipts (“ADRs”), evidencing American Depositary Shares (“ADSs”), issued thereunder. Each ADS currently represents twenty Series B shares of Desc;

•	“Desc Automotriz” means Desc Automotriz, S.A. de C.V. (formerly Unik, S.A. de C.V.), a wholly owned subsidiary of Desc engaged in the autoparts business;

•	“Dollars” and “$” refer to the currency of the United States of America;

•	“Financial Statements” means Desc’s audited consolidated financial statements for the years ended December 31, 2003, 2002 and 2001;

•	“GAAP” means generally accepted accounting principles in the indicated country;

•	“LIBOR” means the London interbank offered rate;

•	“Mexico” means the United Mexican States;

•	“Mexican government” means the Mexican federal government;

•	“NCPI” means the Mexican National Consumers Price Index, a measure of inflation in Mexico;

•	“Noon Buying Rate” means the noon buying rate in New York City for cable transfers in Pesos as certified for customs purposes by the U.S. Federal Reserve Bank, expressed in Pesos per $1.00;

•	“Notes” means the notes issued pursuant to that certain Indenture, dated as of October 17, 1997, among Desc (as successor to Dine, S.A. de C.V.), as issuer, Desc, as guarantor, and Deutsche Bank Trust Company Americas (as successor to Bankers Trust Company), as trustee, authorizing the creation of an issue of $150,000,000 aggregate principal amount of 8¾% Guaranteed Notes due 2007;

•	“Pesos” and “Ps.” refer to the currency of Mexico. Except as otherwise indicated, all Peso amounts reflect thousands of Pesos;

•	“Real Estate Sector” means the numerous companies of Desc that operate our real estate business as more fully described in “Item 4. Information on our Company–Real Estate”;

•	“Food Sector” means the numerous companies of Desc that operate our branded food and pork businesses as more fully described in “Item 4. Information on our Company–Food”;

•	“SEC” means the U.S. Securities and Exchange Commission;

•	“TIIE” means the Tasa de Interes Interbancaria de Equilibrio or Equilibrium Interbank Interest Rate; and

•	“we,” “our,” “us” and similar terms, as well as “Desc,” mean Desc, S.A. de C.V. and its consolidated subsidiaries, unless the context indicates otherwise.

Our fiscal year ends on December 31 of each year, and references to “fiscal year” reflect a 52-week period.

Our Financial Statements are expressed in Pesos and prepared in accordance with Mexican GAAP, which differ from U.S. GAAP in significant respects, in particular by requiring Mexican companies to recognize effects of inflation. Please see Notes 23 and 24 to our Financial Statements for a discussion of the principal differences between Mexican GAAP and U.S. GAAP as they relate to Desc.

The Mexican Institute of Public Accountants has issued Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information”, as amended, and Bulletin B-12, “Statement of Changes in Financial Position”. These bulletins outline the inflation accounting methodology mandatory for all Mexican companies reporting under Mexican GAAP. Mexican GAAP provides for the recognition of effects of inflation by restating nonmonetary assets and liabilities using the NCPI, restating the components of stockholders’ equity using the NCPI and recording gains or losses in purchasing power due to the holding of monetary liabilities or assets. Mexican GAAP also requires that all financial information be presented in constant Pesos, having the same purchasing power for each period indicated taking into account inflation, as of the date of the most recent balance sheet presented. The effect of these inflation accounting principles has not been reversed in the reconciliation to U.S. GAAP, as permitted by the SEC.

In this annual report, all financial data presented in Pesos for all periods in the Financial Statements, unless otherwise indicated, have been restated in constant Pesos as of December 31, 2003. Dollar amounts, unless otherwise indicated, are stated on a nominal, that is, noninflation adjusted basis, except for convenience translations of Peso amounts.

Solely for your convenience, this annual report contains translations of Peso amounts into Dollars. We have used an exchange rate of Ps. 11.1998 per Dollar for these translations, which is the exchange rate quoted by Banco de México on December 31, 2003. The Noon Buying Rate was Ps. 11.242 per $1.00 on December 31, 2003. Translations contained in this annual report do not constitute representations that the stated Peso amounts actually represent Dollar amounts or vice versa, or that amounts could be or could have been converted into Dollars or Pesos, as the case may be, at any particular rate.

Cautionary Statement for Purposes of the “Safe Harbor”

Provisions of the Private Securities Litigation Reform Act of 1995

This annual report includes “forward-looking statements,” as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward-looking terminology such as “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect,” “plan,” “may,” “will,” “would,” “could,” or “should” or the negative of these words or other variations of these words or other similar expressions. These forward-looking statements reflect the current views of our management with respect to our future financial performance and future events. All forward-looking statements contained in this annual report, including those presented with numerical specificity, however, are uncertain. They are based on assumptions and are subject to many risks and uncertainties that could cause actual results to differ materially from our expectations described in these forward-looking statements. These factors include, among other things, the following:

•	changes in general political, economic and business conditions, especially an economic downturn or slow economic growth in Mexico or North America;

•	Mexican political instability, including the reversal of market-oriented reforms and economic recovery measures or the failure of those reforms and measures to achieve their goals;

•	fluctuations in the demand of our products or for products in which our products are incorporated;

•	competitive product and pricing pressures in both the domestic and international markets;

•	foreign currency rate fluctuations and fluctuations in other market rate sensitive instruments to which we are a party;

•	shortages or interruptions in the supply of fuel or production materials or an increase in the cost of raw materials;

•	labor strikes;

•	changes in business strategy; and

•	other risks and uncertainties, some of which are described under the heading “Risk Factors” in “Item 3. Key Information.”

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

Statements Regarding Competitive Position

Statements made in “Item 4. Information on our Company” and “Item 5. Operating and Financial Review and Prospects” referring to our competitive position are based on our belief and, in some cases, on a range of sources, including market studies by consultants retained by Desc, independent market information provided by Mexican institutions and our internal assessment of market share based on the financial results and performance of market participants and analysis of various market indicators.

No Internet Site is Part of This Annual Report

Desc maintains an Internet site at www.desc.com.mx. Information contained in or otherwise accessible through this website is not part of this annual report. All references in this annual report to this Internet site are inactive textual references to this URL (“uniform resource locator”) and are for your informational purposes only.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

A. Directors and Senior Management

Not applicable.

B. Advisers

Not applicable.

C. Auditors

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. Selected Financial Data

The table below presents selected consolidated financial data of Desc for the fiscal years ended December 31, 1999, 2000, 2001, 2002 and 2003. You should read this information in conjunction with “Item 5. Operating and Financial Review and Prospects” and the Financial Statements included elsewhere in this annual report.

The Financial Statements have been prepared in accordance with Mexican GAAP, which differ in significant respects from U.S. GAAP, in particular by requiring Mexican companies to recognize effects of inflation. Please refer to Note 4 of our Financial Statements for a summary of our significant accounting policies and Notes 23 and 24 for a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to Desc, and a reconciliation to U.S. GAAP of Desc’s net income (loss) and stockholders’ equity. The effect of inflation accounting principles has not been reversed in the reconciliation to U.S. GAAP as permitted by the SEC.

Mexico has experienced high inflation in the past, although inflation rates have declined significantly in recent years. The annual rates of inflation in Mexico, as measured by changes in the NCPI, were 12.3% in 1999, 9.0% in 2000, 4.4% in 2001, 5.7% in 2002 and 4.0% in 2003. In accordance with Mexican GAAP rules on inflation accounting, the Financial Statements recognize effects of inflation and restate data for prior periods in constant Pesos as of December 31, 2003. Accordingly, financial data for all periods in the selected consolidated financial information derived from the Financial Statements and presented below have been restated in constant Pesos as of December 31, 2003.

Selected Consolidated Financial Information

Year ended December 31,

						Convenience Translation(1) 2003
	1999	2000	2001	2002	2003
	(In thousands, except for net income (loss) per share/ADS and weighted average shares outstanding)
Income statement data:

Mexican GAAP:
Net sales	Ps. 28,105,698	Ps. 26,209,221	Ps. 22,092,872	Ps. 20,360,380	Ps. 21,755,055	$1,942,450
Operating income	3,794,538	2,589,893	1,962,256	1,081,300	842,464	75,221
Income (loss) from continuing operations	2,977,135	484,945	802,570	(584,969)	(1,042,512)	(93,083)
Discontinued operations(2)	40,490	7,170	(253,863)	(629,868)	22,896	2,044
Extraordinary items	0	76,494	(309,998)	0	0	0
Change in accounting policy	0	143,184	0	0	(1,384,294)	(123,600)
Net consolidated income (loss) for the year	3,017,625	711,793	238,709	(1,214,837)	(2,403,910)	(214,639)
Minority interest	(797,408)	(396,391)	(193,263)	130,292	163,523	14,601
Majority net income (loss)	2,220,217	315,402	45,446	(1,084,545)	(2,240,387)	(200,038)

Income (loss) from continuing operations per share	1.28	0.05	0.39	(0.28)	(0.55)	(0.05)
Majority net income (loss) per share	1.29	0.19	0.03	(0.68)	(1.41)	(0.13)
Majority net income (loss) per ADS(3)	25.80	3.80	0.57	(13.60)	(28.20)	(2.52)
Dividends declared per share	0.00	0.28	0.28	0.27	0.00	0.00
Dividends declared per ADS(4)	0.00	5.71	5.68	5.34	0.00	0.00

U.S. GAAP amounts:
Net sales	Ps. 28,106,136	Ps. 26,217,378	Ps. 22,092,872	Ps. 20,360,380	Ps. 21,755,055	$1,942,450
Operating income	3,049,434	1,646,784	1,114,764	714,757	252,289	22,526
Income (loss) from continuing operations	2,851,059	1,405,706	1,201,922	(556,175)	(617,161)	(55,105)
Income (loss) from continuing operations per share	1.66	0.85	0.76	(0.35)	(0.39)	(0.03)

Net income (loss)	1,987,251	568,335	(133,908)	(2,178,061)	(350,876)	(31,328)
Net income (loss) per share	1.16	0.34	(0.08)	(1.37)	(0.22)	(0.02)
Net income (loss) per ADS(3)	23.20	6.80	(1.68)	(27.42)	(4.42)	(0.39)
Dividends declared per share	$0.00	$0.03	$0.03	$0.03	$0.00	$0.00
Dividends declared per ADS(4)	$0.00	$0.52	$0.52	$0.52	$0.00	$0.00

Balance sheet data (at period end):

Mexican GAAP:
Land held for development and real estate projects in progress	4,320,700	4,288,589	4,298,869	4,290,528	3,828,312	341,820
Property, plant and equipment, net(5)	17,826,892	16,232,698	13,591,677	13,684,423	11,813,121	1,054,762
Total assets	37,072,172	36,844,058	30,215,556	30,469,705	26,734,990	2,387,095
Capital stock	11,601,797	11,715,854	11,715,914	11,715,914	11,715,914	1,046,082
Total stockholders’ equity	20,091,687	19,008,219	13,185,322	11,825,483	9,906,217	884,499

U.S. GAAP amounts:
Property, plant and equipment, net(5)	Ps. 19,025,631	Ps. 17,538,468	Ps. 15,576,958	Ps. 14,825,512	Ps. 12,587,136	$1,123,871
Total assets	39,167,685	39,302,114	33,754,755	31,328,603	27,904,759	2,491,540
Stockholders’ equity	12,194,283	10,835,058	9,963,556	6,963,498	6,561,428	585,852

Other data:
Dividends declared	0	470,242	448,185	428,936	0	0
Dividends declared to minority interest	0	51,244	402,055	121,073	0	0
Weighted average shares outstanding	1,709,341	1,637,734	1,588,614	1,588,687	1,588,687	1,588,687

Net sales under Mexican GAAP:
Automotive Sector	Ps. 12,148,024	Ps. 12,225,417	Ps. 10,157,225	Ps. 8,731,810	Ps. 7,820,304	$698,254
Chemical Sector	8,064,429	8,718,730	7,334,118	7,211,861	7,868,456	702,553
Food Sector	6,853,662	4,102,740	3,693,349	3,581,989	3,883,594	346,756
Real Estate Sector	1,005,603	1,142,385	887,107	799,283	1,968,953	175,802
Desc	33,980	19,949	21,073	35,437	213.748	19.085

Total	Ps. 28,105,698	Ps. 26,209,221	Ps. 22,092,872	Ps. 20,360,380	Ps. 21,755,055	$1,942,450

Selected Consolidated Financial Information

Year ended December 31,

						Convenience Translation(1) 2003
	1999	2000	2001	2002	2003
			(In thousands)
Operating income under Mexican GAAP:
Automotive Sector	Ps. 1,957,847	Ps. 1,798,255	Ps. 1,144,371	Ps. 644,084	Ps. 226,670	$20,239
Chemical Sector	1,070,107	628,479	549,791	341,415	202,924	18,119
Food Sector	464,856	45,458	174,927	102,380	123,985	11,070
Real Estate Sector	354,341	177,812	159,438	84,913	412,329	36,816
Desc	(52,613)	(60,111)	(66,271)	(91,492)	(123,444)	(11,023)

Total	Ps. 3,794,538	Ps. 2,589,893	Ps. 1,962,256	Ps. 1,081,300	Ps. 842,464	$75,221

(1)	Dollar amounts shown in the Financial Statements have been included solely for the convenience of the reader and are translated from Pesos, as a matter of arithmetic computation only, at the exchange rate quoted by Banco de Mexico for December 31, 2003 of 11.1998 Pesos per Dollar. Such translation should not be interpreted as a representation that the Peso amounts have been, could have been, or could in the future be, translated into Dollars at this or any other exchange rate.
(2)	During the second half of 2002, we discontinued the following non-strategic businesses: spark plugs and electrical parts (Automotive Sector), natural pigments business (Chemical Sector) and our pork production operations in the Bajio region (Food Sector).
(3)	Calculated as if the applicable number of outstanding shares plus the increase in shares resulting from the increase in capital stock in 2004 (see discussion below in “Item 8. – Significant Changes”) were all represented by ADSs at a ratio of 20 weighted average shares outstanding per ADS.
(4)	Dividends per ADS was calculated by dividing the total dividends by the weighted average number of shares outstanding during the period plus the increase in shares resulting from the increase in capital stock in 2004 and multiplying the amount by 20. See discussion regarding dividends in “Item 5. Operating and Financial Review and Prospects—Liquidity”.
(5)	Includes investment properties, net.

Exchange Rates

The table below lists, for the periods indicated, the period-end, average, high and low Noon Buying Rate for the purchase and sale of Dollars, presented in each case as the average between the purchase and sale rates, expressed in Pesos per Dollar. The rates have not been restated in constant currency units.

	Noon Buying Rate
	High	Low	Average(1)	Period End
Year Ended December 31,
1999	10.60	9.24	9.56	9.48
2000	10.09	9.18	9.47	9.62
2001	9.97	8.95	9.33	9.16
2002	10.43	9.00	9.66	10.43
2003	11.41	10.11	10.80	11.24

Most Recent 6 months:
December 2003	11.41	11.17	11.25	11.24
January 2004	11.10	10.81	10.92	11.01
February 2004	11.25	10.91	11.03	11.06
March 2004	11.23	10.92	11.02	11.18
April 2004	11.43	11.16	11.27	11.40
May 2004	11.64	11.38	11.52	11.41

(1)	Average of month-end rates.

On June 29, 2004, the Noon Buying Rate was Ps.11.525 to $1.00.

During 1997 and 1998, the foreign exchange markets were affected significantly by the financial crises in Asia and Russia and financial turmoil in various other countries, including Brazil and Venezuela. Fluctuations in the exchange rate between the Peso and the Dollar will affect the market price of the ADSs traded on the NYSE. To the extent that Desc pays cash dividends and other cash distributions (including the net proceeds from any sale of securities, property or rights distributed to the owners of Series B shares) denominated in Pesos, the Depositary must convert or cause to be converted, as soon as possible, such amounts into Dollars, to the extent that the Depositary, in its judgment, can do so on a reasonable basis and in accordance with applicable law. As a result, any exchange rate fluctuations will affect the Dollar amounts received by the holders of the ADSs upon conversion of any such Peso-denominated dividend payment or distribution.

Historically, the Mexican economy has suffered balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert Pesos to Dollars, and the terms of the North American Free Trade Agreement, to which Mexico is a signatory, generally prohibit exchange controls, no assurance can be given that the Mexican government will not institute a restrictive exchange control policy in the future. Furthermore, there can be no assurance that the Peso will not experience a significant depreciation or appreciation in the future.

Please refer to “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk,” if you would like to read about the effect exchange rate fluctuations has on our business and our operations. In that section, you can also find a discussion of the hedging techniques we use to manage our exposure to exchange rate fluctuations.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

We are subject to various risks resulting from changing economic, political, social, industry, business and financial conditions, particularly in Mexico and North America. The principal risks are described below. If we do not successfully address any of the risks described below, we could experience a material adverse effect on our business, operating results and financial condition and the price of Desc’s shares, ADSs, and Notes may decline. We cannot assure you that we will successfully address all of these risks.

Risk Factors Relating to Our Operations

Restrictive covenants in our outstanding debt instruments may reduce our operating and financial flexibility

Certain of our outstanding debt instruments contain various restrictive covenants that impose significant operating and financial limitations on us including, but not limited to, restrictions on our ability to: (i) incur additional debt; (ii) pay dividends and make restricted payments; (iii) create liens; (iv) use the proceeds from sales of assets and subsidiary stock; (v) incur capital expenditures; (vi) enter into sale and leaseback transactions; (vii) enter into transactions with affiliates; and (viii) enter into certain mergers, consolidations and transfers of all or substantially all of our assets. Our failure to comply with the covenants contained in our outstanding debt instruments could result in an event of default, which could materially and adversely affect our operating results and our financial condition.

We depend upon our subsidiaries for cash to meet our obligations

We are structured as a holding company that operates through more than 90 direct and indirect subsidiaries. Accordingly, we rely upon the cash flow of our subsidiaries and the payment of funds by our subsidiaries to us in the form of dividends, interest payments or otherwise to pay our debt, operating, financing and investing obligations. The ability of our subsidiaries to pay dividends is subject to Mexican legal requirements, which provide that a corporation may declare and pay dividends only out of the profits reflected in the year-end financial statements that are approved by its stockholders. If such payment is approved by a subsidiary’s stockholders, then dividends may be paid only after the creation of a required legal reserve and the set-off or satisfaction of losses, if any, incurred by such subsidiary in previous fiscal years. In addition dividends and other payments by some of our direct and indirect subsidiaries are shared with substantial minority stockholders of some of those subsidiaries. Therefore, our cash flows could be affected if we do not receive dividends or other payments from our subsidiaries.

We face risks related to fluctuations in interest rates

We are exposed to fluctuations in interest rates. As of year-end 2003, approximately Ps. 8,260 million, or 72%, of our long-term borrowings bear interest on a floating basis. Accordingly, changes in interest rates can affect the cost of these interest-bearing borrowings. As a result, our financial condition, results of operations and liquidity could be materially adversely affected. Our attempts to mitigate interest rate risk by financing long-term liabilities with fixed interest rates and our use of derivative financial instruments, such as interest rate swaps, to manage our risk could result in our failure to realize savings if interest rates fall. For additional information, please see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Inability to renew joint ventures, technological assistance or licensing agreements may affect our competitive position and revenues

Some of our subsidiaries conduct all or a portion of their businesses through joint ventures or technological alliances with Mexican and non-Mexican partners. Certain of our partners and other Mexican and non-Mexican companies also license technology and other intellectual property (e.g., trade names) to our subsidiaries for use in the manufacture and sale of various products, including autoparts and carbon black. We believe that these ventures, alliances and license arrangements provide us access to advanced technologies and competitive advantages. However, we cannot assure you that in the future any of these partners will not prefer to conduct business directly in Mexico and terminate their relationships with us mainly in light of opportunities created by the North American Free Trade Agreement or for other reasons. In addition, we cannot assure you that we will be successful in renewing any of our technology, licenses, joint ventures or other agreements or arrangements upon their expiration, in renewing these agreements or arrangements on terms as favorable as the present ones, in forming similar alliances with other partners or in developing equivalent technologies independently.

Compliance with governmental laws and regulations could result in added expenditures or liabilities

Our businesses are subject to extensive Mexican and U.S. federal, state, local and foreign laws, regulations, rules and ordinances concerning, among other things, emissions to the air, discharges and releases to land and water, the generation, handling, storage, transportation, treatment and disposal of wastes and other materials and the remediation of environmental pollution caused by releases of wastes and other materials (collectively, “Environmental Laws”). The operation of any manufacturing plant and the distribution of chemical products entail risks under Environmental Laws, many of which provide for substantial fines and criminal sanctions for violations. There can be no assurance that significant costs or liabilities will not be incurred with respect to our operations and activities.

We are also subject to extensive governmental regulation from both domestic and U.S. governmental entities concerning our competitive and marketplace conduct, as well as the health, safety and working conditions of our employees.

The Food Sector is subject to extensive governmental regulation from both domestic and U.S. governmental entities concerning, among other things, product composition, packaging, labeling, advertisement and the safety of its products.

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

Risks Relating to Our Automotive Sector

The automotive industry is highly cyclical and could adversely affect our revenues and results of operations

Our Automotive Sector is directly affected by domestic and foreign automotive production and sales, in particular with respect to our principal clients. Automotive production and sales are highly cyclical and impacted by, among others, the strength of the general economic conditions, interest rates, money supply and consumer confidence. The largest U.S. and foreign automobile manufacturers were affected by the slow growth of the U.S. economy and the success of their marketing plans to promote sales, and therefore, have reduced, delayed or refocused their output, which has adversely affected our Automotive Sector, as well as the automotive parts industry in Mexico. We cannot predict when the U.S. economy will totally recover or whether a recovery will result in increased sales or profit margins.

Increase in steel prices could affect our production and results of operations

During 2003 and the first half of 2004, steel prices increased significantly. We cannot assure you that if steel prices increase or persist Desc will not experience increased costs or disruptions in supply over the remainder of the year or for a longer term, or that such increased costs will not adversely impact earnings.

We are dependent on a small group of principal customers and the sales of certain products and the loss of these customers could affect our revenues and results of operations

Our largest customers in our Automotive Sector are General Motors, Ford, Dana, Renault-Nissan and Volkswagen. In 2003, these customers represented 55% of our total autoparts sales, of which General Motors accounted for 20%, Ford for 14%, Dana for 10%, Renault-Nissan for 6% and Volkswagen for 5%. Aggregated sales to Original Equipment Manufacturers (“OEMs”) represented 81% of our total sales, of which 19% was for aftermarket products. If we lost any significant portion of our sales to any of these customers, it would adversely affect our business and operating results.

In 2003, a significant percentage of our sales was derived from the following products: transmissions (31%), constant velocity joints (15%), propeller shafts (12%), rear and front traction axles (12%), valve lifters, pistons and piston pins (6%), stamped metal products (5%), gears (5%) and steel wheels (5%). A significant decrease or change in product mix of such sales could also adversely affect our business and operating results.

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

Risks Relating to Our Chemical Sector

We are involved in governmental investigations and litigation

In 2003, our former subsidiary Girsa, S.A. de C.V.’s joint venture partner, Uniroyal Chemical Company, Inc. (“Uniroyal”), in our currently wholly owned subsidiary, ParaTec Elastomers, L.L.C. (“ParaTec”), and Uniroyal’s parent Crompton Corporation (“Crompton”) were implicated in an investigation by United States, Canadian and European authorities concerning alleged price fixing and anticompetitive activity in the nitrile butadiene rubber (“NBR”) and other elastomer and rubber chemical markets. In September 2003, ParaTec was accepted, as part of Crompton’s application, into the Corporate Leniency Program of the U.S. Department of Justice (“DOJ”) and received a letter of conditional amnesty with respect to allegations of price fixing. As a condition of the amnesty, ParaTec and its representatives are required to cooperate in the ongoing investigation of the NBR industry and pay restitution to any person or entity injured as a result of the alleged anticompetitive activity in which ParaTec may have been a participant. So long as ParaTec observes the conditions of the letter, the DOJ will not bring a criminal prosecution against it. The conditional amnesty granted by the DOJ does not exempt ParaTec from possible civil lawsuits that any direct or indirect NBR purchaser may file, seeking damages incurred as a consequence of the alleged anticompetitive activity.

Last January, Canada’s Attorney General and Commissioner of Competition granted ParaTec a provisional guarantee of immunity from prosecution under Canada’s Competition Act. The immunity is conditional on ParaTec providing the Competition Bureau and the Attorney General information and evidence in connection with the Commissioner’s inquiry into the NBR industry.

A similar investigation based on the same allegations is still pending in the European Union. Crompton did not include ParaTec in its application for conditional amnesty in the EU, which application, according to Crompton, was allowed. ParaTec is attempting on its own to obtain conditional amnesty in that jurisdiction as well, however a final resolution of this matter is still pending.

In December of 2003, a federal antitrust class action suit was commenced in federal court in Pennsylvania by Diamond Holding Corporation, on behalf of itself and other direct purchasers of NBR, against ParaTec, the parent holding company Desc and other sellers of NBR, including Uniroyal and its parent Crompton. The action seeks treble damages for alleged damages incurred as a result of the alleged price fixing scheme. Desc has filed a motion to dismiss all claims against it on the basis that, among other grounds, Desc is not adequately alleged to be a member of the alleged combination or conspiracy. ParaTec intends to defend both as to liability and damages, and as to damages will vigorously assert that if and to the extent there was any improper activity, that activity had no substantial impact on prices. ParaTec has also filed several crossclaims against Crompton and Uniroyal, which was the majority shareholder of ParaTec during most of the class period, seeking full indemnification, on the basis of certain contractual and non-contractual claims, for any losses that ParaTec may incur as a result of the suit, as well as injunctive relief, punitive damages, attorneys’ fees and costs and expenses. In the event that Desc’s motion to dismiss is unsuccessful, Desc will assert a similar crossclaim.

Desc and ParaTec are also named defendants in a state court civil case commenced in Superior Court of California by Competition Collision Center L.L.C., on behalf of itself and other indirect purchasers of NBR in California. Plaintiffs seek treble damages for alleged price fixing and unfair competition in violation of California law. Desc and ParaTec intend to respond similarly in this action as they did in the federal action, except Desc may also move to dismiss for lack of personal jurisdiction in this state case.

As of this date, the contingencies related to this matter, including any amounts that ultimately be paid in judgement or settlement by Desc and or ParaTec, together with the projected legal fees and expenses, can not be quantified. Any claims against us and any future claims could have an adverse impact on our financial condition, cash flows or results of operations.

Our chemicals business is cyclical and may be adversely affected by events and conditions beyond our control

The chemicals industry is a highly cyclical business. Ethylene- and benzene- derivative products, such as petrochemicals, are heavily impacted by the business cycles of the chemicals industry. Our chemicals business may also be affected by other events or conditions that are beyond our control, including changes or developments in domestic or foreign economic markets, increases in natural gas prices or the cost of raw materials, competition from other chemicals manufacturers, changes in the availability or supply of chemical products generally, and unanticipated downtime of plants. These external factors may cause fluctuations in the demand for our chemical products and fluctuations in our prices and our margins, which may adversely affect our financial results, income and cash flow.

The principal raw materials used in our chemicals business (such as styrene monomer, butadiene and natural gas) are subject to substantial price fluctuations, which may adversely affect the financial results of our Chemical Sector.

We are dependent on a small group of principal customers in some of our chemicals businesses and the loss of these customers could affect our revenues and results of operations

Our largest customers in our synthetic rubber business are tire manufacturing facilities, in our phosphates business are Procter & Gamble and Fabrica de Jabon La Corona and in our polystyrene business are Plasticos Bosco (Vitro) and Jaguar Group. The 10 major customers of the Chemical Sector accounted for 36% of the Chemical Sector’s total sales in 2003. If we lost any significant portion of our sales to any of these customers, it would adversely affect our business and operating results.

We rely on one supplier to provide all our phosphoric acid requirements

The principal raw material needed for the production of phosphate is phosphoric acid. Currently, Rhodia de México, S.A. de C.V. supplies all of our phosphoric acid on competitive terms. If Rhodia de México, S.A. de C.V. were unable to supply this raw material, we believe we could secure alternative suppliers, but it may result in increased raw material costs. In addition, Rhodia de México, S.A. de C.V. was recently sold to another company, and although we continue to have a good relationship with Rhodia, we cannot assure you that the change in ownership will not affect our commercial relationship with Rhodia in the future.

Risks Relating to Our Food Sector

Competition in the food industry may affect our operations

The food industry is highly competitive. We compete with companies that have greater capital resources, research and development staffs, facilities, diversity of product lines and brand recognition. Increased competition as to any of our products could result in reduced prices, which would reduce our sales and profit margins. In addition, our competitors may also prove to be more successful in marketing and selling their products than we are with ours.

Dependence upon food retailers may adversely affect our sales and margins

With the growing trend towards consolidation of food distributors and retailers in Mexico and United States, we are increasingly dependent upon large food retailers (such as Wal-Mart) whose bargaining strength is growing. As a result, we may be negatively affected by changes in the policies of such customers, such as limitations on access to shelf space, payment terms and other conditions, which may adversely affect our sales and margins.

Price increases and shortages of food raw materials could adversely affect our results of operations

Our results of operations may be affected by the availability and pricing of raw materials, principally materials needed to produce our food products (such as tomatoes, tuna and hot peppers) or used in our pork production operations (such as grains, corn, sorghum and soy). Factors such as changes in the global or regional levels of supply and demand, weather conditions and government controls could substantially impact the price of food raw materials. A substantial increase in the raw material prices of our Food Sector (if not passed on to customers through price increases) or a continued interruption in supply could have a material adverse effect on our financial condition and results of operations.

Outbreaks of disease can adversely affect our revenues and operating margins

The productivity and profitability of any pork operation depends, to a great extent, on the ability to maintain animal health and control disease. Disease can reduce the number of offspring weaned per sow and hamper the growth of pigs to finished size. Diseases can be spread from other infected pigs, in feed, in trucks, by rodents or birds, by people visiting the farms or through the air. We have experienced outbreaks of certain diseases in the past, and may in the future, including Porcine Reproductive and Respiratory Syndrome (PRRS), a respiratory disease commonly affecting swine herds.

The prices of our pork products may decline as a result of lower-priced U.S. pork imports

In May 2002, the U.S. Farm Security and Rural Investment Act of 2002 (the “Farm Bill”) was enacted into law, which, among other things, grants subsidies to U.S. pork producers. As a result of these subsidies, and their over-production, U.S. pork producers have been exporting pork to Mexico at prices below Mexican market prices.

Risks Relating to Our Real Estate Sector

The value of our real estate investments is subject to factors and conditions outside of our control

Our revenue from real estate operations is affected by many factors outside of our control, including the granting of governmental permits related to the supply of water, ecology, land use and construction, the overall economic conditions in Mexico and the conditions of the Mexican and the United States real estate sector. Our real estate business would be adversely affected if these external factors reduced demand for our properties or resulted in increased costs, which we were not able to reflect in the price of our projects.

Risks Relating to Our Controlling Stockholder and Capital Structure

Certain members of the Senderos family effectively control our management and their interests may differ from those of other security holders

As of May 19, 2004, Fernando Senderos Mestre, our chairman and chief executive officer, and his immediate family approximately own (beneficially or of record) 59.2% of our Series A shares and 8.8% of our Series B shares. As a result of the shares owned by the Senderos family together with additional shares as to which Fernando Senderos Mestre exercises voting control (see “Item 6. — Compensation of Directors and Officers” for information about these additional shares), the Senderos family has the power to elect a majority of our board of directors, to control the general management of Desc and to determine the outcome of substantially all matters requiring stockholder approval, including the payment of dividends.

Future sales of our shares by the controlling stockholder may affect the stock prices of our securities

Sales of Desc shares held by the Senderos family may adversely affect the trading price of the Series A and Series B shares traded on the Bolsa Mexicana de Valores, S.A. de C.V. (the “Mexican Stock Exchange”) and the price of the ADSs traded on the New York Stock Exchange (“NYSE”). The Senderos family is not subject to any contractual restrictions that limit their right to dispose of their Series A and Series B shares.

Exchange rate fluctuations may affect the value of our securities

Fluctuations in the exchange rate between the Peso and the Dollar will affect the Dollar value of an investment in our equity securities and of dividend and other distribution payments on those securities. See above under the heading “Exchange Rates.”

The market for the ADSs and the Series B shares is limited

The Series B shares are listed on the Mexican Stock Exchange, which is Mexico’s only stock exchange. There is no public market outside of Mexico for the Series B shares. The ADSs are listed on the NYSE. The Mexican securities market is not as large or as active as securities markets in the United States and certain other developed market economies. As a result, the Mexican securities market has experienced less liquidity and more volatility than has been experienced in such other markets. These market characteristics may limit the ability of a holder of ADSs to sell the underlying Series B shares and may also affect the market price of the Series B shares and the ADSs.

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

Mexican companies must prepare their financial statements in accordance with Mexican GAAP. Mexican GAAP differs in significant respects from U.S. GAAP, including, but not limited to, the treatment of capitalized interest, deferred income taxes, deferred employee profit sharing, minority interest, amortization of negative goodwill and fixed asset valuations. In particular, all Mexican companies must incorporate the effects of inflation directly in their accounting records and in financial statements. The effects of inflation accounting under Mexican GAAP are not eliminated in a reconciliation to U.S. GAAP, as permitted by the SEC. For this and other reasons, the presentation of Mexican financial statements and reported earnings may differ from that of U.S. companies. See Notes 23 and 24 to the Financial Statements.

Holders of ADSs are not entitled to attend stockholders’ meetings, and they may only vote through the Depositary

Under our ByLaws, our stockholders must deposit their shares with our secretary or with a Mexican custodian in order to attend our stockholders’ meetings. A holder of ADSs will not be able to meet this requirement, and accordingly is not entitled to attend our stockholders’ meetings. Our ADS holders also will not be permitted to vote their ADSs directly at our stockholders’ meetings or to appoint a proxy to do so. Rather, our ADS holders are entitled to instruct the Depositary as to how to vote their Series B shares represented by the ADS in accordance with the procedures provided in the deposit agreement with respect to the ADSs.

You may not be entitled to participate in any future preemptive rights offering, which may result in a dilution of your equity interest in Desc

Under Mexican law, if we issue new shares for cash as a part of a capital increase, we generally must grant our stockholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in Desc. Rights to purchase shares in these circumstances are commonly referred to as preemptive rights. We may not be legally permitted to allow holders of ADSs in the United States to exercise preemptive rights in any future capital increase unless (1) we file a registration statement with the SEC with respect to that future issuance of shares or (2) the offering qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, as well as the benefits of preemptive rights to holders of ADSs in the United States and any other factors that we consider important in determining whether to file a registration statement.

We cannot make any assurances that we will file a registration statement with the SEC to allow holders of ADSs in the United States to participate in a preemptive rights offering or that an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended will be available. As a result, the equity interests of holders of ADSs would be diluted to the extent that ADS holders cannot participate in a preemptive rights offering.

Minority stockholder protections in Mexico are different from those in the United States

Under Mexican law, the protections provided to minority stockholders are different from those in the United States. Specifically, the law respecting fiduciary duties of directors is not well developed, there is no procedure for class actions or stockholder derivative actions and the procedural requirements for bringing stockholder lawsuits are different. Therefore, it may be more difficult for minority stockholders to enforce their rights against us, our directors or our controlling stockholders than it would be for minority stockholders to do so in the United States.

Risks Relating to Mexico

Economic developments in Mexico may adversely affect our business

Desc is a Mexican company and most of its assets are located in Mexico, including its manufacturing facilities. Therefore, the financial situation, operational results, the prospects and the capacity to pay its debt, may be affected by different factors, including inflation, interest rates, currency fluctuations, social instability, changes in legal and other political or economic events that occur in Mexico or that affect Mexico, over which we have no control.

Political Events in Mexico may adversely affect our business

Political events in Mexico may also significantly impact our operations. Vicente Fox of the Partido Acción Nacional (the National Action Party) or “PAN”, won the presidency in the Mexican national elections held on July 2, 2000. Although his victory ended over 70 years of presidential rule by the Partido Revolucionario Institucional (the Institutional Revolutionary Party) or “PRI”, neither the PRI nor the PAN succeeded in securing a majority in the Mexican congress. In addition, the PAN lost additional seats in the Mexican congress and state governorships in the 2003 elections. This political landscape has resulted in a legislative gridlock that has impeded the progress of reforms in Mexico, which may adversely affect economic conditions in Mexico or our financial condition. There will be an election for governors in ten of 32 states and for local congresses in 14 states in 2004.

We are subject to currency exchange rate fluctuations

We generate revenues primarily in Pesos and Dollars and, to a lesser extent, in Euros. As a result, we are exposed to foreign currency exchange rate risk because the mix of currencies in which our costs are denominated are different from the mix of currencies in which we earn revenues. As an example, the majority of our equipment purchases are in Dollars and, as of May 2004, 67% of our indebtedness was in Dollars and 33% was in Pesos (and we may incur additional non-Peso denominated debt) and most of our costs in the synthetic rubber business in Spain are in Euros while sales are in Dollars. Consequently, declines in the value of the Peso relative to other currencies may increase our costs and result in foreign exchange losses, which may adversely affect our results of operation and cash flow.

An increase in inflation may adversely affect our financial condition and results of operation

In the past, inflation in Mexico has led to higher interest rates, depreciations of the Peso and substantial government controls over exchange rates and prices, which at times adversely affected our operating revenues and margins. High rates of inflation relative to the rate of depreciation of the Peso against the Dollar reduce our operating margins in business segments where some costs are denominated in Pesos while sales are denominated in Dollars, such as autoparts. The annual rates of inflation, as measured by changes in the NCPI, were 4.4%, 5.7%, and 4.0% for the years, 2001, 2002, and 2003, respectively. We cannot assure you that Mexico will not experience high inflation in the future.

Developments in other markets may affect our business or the market price of our securities

The market value of Mexican company securities might be affected by economic and market conditions in the U.S., or in other emerging markets. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. During the second half of 1998, prices of Mexican securities were adversely affected by the economic crises in Russia and Brazil. A serious deterioration in the political and economic climate in Argentina occurred in December 2001, including high inflation levels and the rapid depreciation of the Argentine peso against the Dollar (which did not have the same affect on Mexico as previous emerging market country crises). The slowdown in the American economy, the war in Middle East, and the terrorist attacks, affected the markets in 2002. We can make no assurance that the market value of our securities would not be adversely affected by events elsewhere, especially in emerging markets.

Item 4. Information on our Company

A. History and Development of Our Company

Desc is a corporation (sociedad anónima de capital variable) organized under the laws of Mexico. It was incorporated in 1973 under the name “Desc, Sociedad de Fomento Industrial, S.A. de C.V.” On April 28, 1994, we changed our name to “Desc, S.A. de C.V.” Desc’s duration is 99 years from the date of its incorporation.

Our executive offices are located at Paseo de los Tamarindos 400-B, 27th Floor, Bosques de las Lomas, 05120 Mexico, D.F., Mexico, our telephone number at that address is (5255) 5261-8000.

Desc’s agent for service for actions brought by the SEC pursuant to the requirements of U.S. federal securities laws is CT Corporation System, which is located at 111 Eighth Avenue, 13th Floor, New York, NY 10011.

See “—Restructuring of our Business Portfolios” in Item 5 for additional information regarding the divestiture of certain of our businesses.

Principal Capital Expenditures and Divestitures

The table below lists our capital expenditures and other investments by business segment for the periods shown. Capital expenditures and other investments may include investments in or acquisitions of assets or the capital stock of existing businesses. A more-detailed explanation of Desc’s principal capital expenditures and divestitures and the restrictions on our capital expenditures is described under each of the business segments below and in “Item 5. Operating and Financial Review and Prospects—Credit Facilities” and “—Capital Expenditures.”

	Year ended December 31,
	2001		2002		2003
			(In millions)
Automotive Sector	Ps.	333.1	Ps.	777.0	Ps.	556.8
Chemical Sector		261.2		278.9		159.2
Food Sector		185.4		31.3		80.0
Real Estate Sector (1)		2.8		25.0		2.5
Desc		2.7		5.2		4.1

Total	Ps.	785.2	Ps.	1,117.4	Ps.	802.6

(1)	Does not include the Real Estate Sector’s operating expenses, such as expenditures for land acquisitions, construction costs, permits, architects’ and engineering fees and related expenditures.

B. Business Overview

General

Desc is one of the most important conglomerates in Mexico. It focuses its activity on four business sectors: Automotive, Chemical, Food and Real Estate. The diversity of Desc allows it to compensate for the effects of the natural economic cycles of the businesses in which it participates and to concentrate its investments and efforts in areas offering the best economic opportunities.

The following charts depict the percentage of our 2003 consolidated net sales and operating income by business segment:

The following chart depicts our stockholders’ equity for each of our sectors as of December 31, 2003:

Sales information by geographic market

The following table shows the approximate aggregate sales of Desc’s products for each of the past three years by geographic region:

	Net Sales for the Years Ended December 31,
Region	2001		2002		2003
			(Thousands of Pesos)
Europe	Ps.	618,304	Ps.	599,354	Ps.	868,708
U.S. and Canada		7,858,587		7,424,643		7,479,705
Asia		679,395		732,101		311,505
Mexico		12,031,813		11,073,681		12,277,830
Rest of the World		904,773		530,601		817,307

Total	Ps.	22,092,872	Ps.	20,360,380	Ps.	21,755,055

Autoparts

Our Automotive Sector manufactures 31 different types of autoparts products, including light, medium and heavy duty manual transmissions, constant velocity joints, stamping products, valve lifters, pistons and piston pins, steel wheels, rear and front traction axles, propeller shafts, gears, gaskets and seals.

We are one of the largest independent autoparts manufacturers in Mexico. For the years ended December 31, 2001, 2002 and 2003, our autoparts business contributed 56.4%, 54.7% and 23.5%, respectively, of our consolidated operating income and 46.1%, 43.0% and 36.3%, respectively, of our consolidated net sales.

The following table presents the net sales generated by our principal autoparts products for the years ended December 31, 2001, 2002 and 2003, and the percentage of this segment’s 2003 net sales that is represented by these products:

	Net Sales							% of Net Sales
	2001			2002			2003	2003
				(Thousands of Pesos)
Transmissions	Ps.	2,720,234		Ps.	2,691,925		Ps. 2,436,353	31.2%
Constant velocity joints		1,191,169			1,110,047		1,155,680	14.8
Rear and front traction axles		1,762,373			1,261,951	(1)	945,029	12.1
Propeller shafts		651,484			605,151	(1)	928,121	11.9
Motor valves and tappets, pistons and piston pins		620,671	(2)		596,410		504,215	6.4
Gears		400,548			360,098		398,064	5.1
Pick-up truck bodies and other stamped metal products		1,326,527			890,705	(1)	390,354	5.0
Steel and aluminum wheels		506,422			472,332		391,555	5.0
Other autoparts(3)		977,797			743,191		670,933	8.5

Total	Ps.	10,157,225		Ps.	8,731,810		Ps. 7,820,304	100.0%

(1)	Our sales were impacted by the closing of the DaimlerChrysler Lago Alberto Facility and the non-renewal of certain contracts with DaimlerChrysler (as the parties failed to reach agreement on the principal terms thereof), which collectively translated into a decline of approximately $200 million in annual sales.

(2)	During October 2001, Desc swapped 60% of its valve business for 40% of TRW Inc.’s piston business (pistons, pins and tappets). As a result, TRW acquired 100% of the valve business and Desc Automotriz retained 100% of the pistons, pins and tappets business and the “Moresa” brand.
(3)	During 2002, we discontinued our spark plug and electrical parts operations.

The Automotive Sector’s total capital expenditures during 2003 were $50 million, of which $15.5 million was financed using sale and leaseback transactions. These capital expenditures were principally for the continued implementation of phases I and phases II of the Tractor Project (propeller shafts, axles, forge and foundry) and the expansion of our production capacity of constant velocity joints, gears and valve lifters.

The Tractor Project, which consists of the manufacture and sale of parts for axles, semi-axles and output-shafts to Dana Corporation. In 2002, phase I of the project was implemented and included propeller shafts and forging. During 2003, phase II was implemented and included the platform and axle businesses. The total sales of this project during 2003 reached $66 million. As of today, the project is operating at full capacity.

The companies of our Automotive Sector have received numerous quality awards from the Mexican government, clients and joint venture partners. In 2003, Velcon, S.A. de C.V. (“Velcon”), our subsidiary which manufactures constant velocity joints, received “The Most Improved Award”, Pintura y Estampado, S.A. de C.V. (“Pemsa”), and Ejes Tractivos, S.A. de C.V., our subsidiaries that manufacture stamping products and rear axles respectively received the “Zero Defects” and “Quality Master” awards, Morestana, S.A. de C.V. (“Morestana”) and Transmisiones y Equipos Mecánico, S.A. de C.V. (“Tremec”), our subsidiaries that manufacture valve lifters and manual transmissions each received the “Zero Defects” award and Cardanes, S.A. de C.V. (“Cardanes”), our subsidiary that manufactures propeller shafts received the “Quality Master” awards from Renault-Nissan. Also in 2003, Velcon received the “Volkswagen Group Award” from Volkswagen, Cardanes received the “Kenworth Mexicana” award from Kenworth, S.A. de C.V. and TF Victor, S.A. de C.V. (“TF Victor”), our subsidiary that focuses in aftermarket products, received an award from the Confederación Nacional de Talleres de Servicio Automotriz y Similares.

Cardanes received the “Dana Quality Leadership Process” and the “Supplier of the Year” award from General Motors in 2001. Pemsa and Velcon received a “Supplier of the Year” award from General Motors in 2001. In 2001, Velcon, TF Victor and Morestana received the “Yurio Shoh” award from Nissan.

All of our plants that supply OEMs are QS-9000 certified, which qualifies them as each approved suppliers to DaimlerChrysler, Ford and General Motors. Tremec, Cardanes and TF Victor have received ISO-14001 certification, which is an international standard for environmental management.

Market overview; competition

We sell autoparts to OEMs for installation in new cars and trucks, among others, as well as to distributors for sale in the autoparts aftermarket. Our significant OEM customers include General Motors, Dana, Ford, Renault-Nissan, Volkswagen, DaimlerChrysler, International, Getrag, ZF-Meritor, Kenworth, BMW, Aston Martin, John Deere and Freightliner.

Both the OEM market and the aftermarket for autoparts are highly competitive with regard to price and quality. We compete with numerous domestic and foreign manufacturers of autoparts. We continually seek to maintain a competitive advantage over other manufacturers with respect to productivity and product quality. We accomplish this, in part, through technical assistance and license agreements with leading foreign manufacturers of autoparts, the development of our own technology, our knowledge of the markets in which we compete and our ability to achieve manufacturing efficiencies.

The table below presents information concerning our domestic and export sales of autoparts. Approximately 91.7% of our exports of autoparts are to the United States and Canada.

	% of Net Sales
	2001		2002		2003
Domestic market
OEMs		18%		18%		14%
Aftermarket		17%		17%		19%
Export market(1)		65%		65%		67%
Total export sales (Ps. in millions)	P	s 6,592.0	P	s. 5,695.4	P	s. 5,234.0
Total export sales ($ in millions)		$638.0		$555.0		$475.0

(1)	Includes “indirect” exports by OEMs that purchase parts from us, direct exports, and aftermarket exports.

In 2003, exports by the Automotive Sector constituted 67% of its total sales to more than 21 countries, which furthers our objective of diversifying our markets.

Technological assistance, licensing agreements and joint ventures

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

Licensor	Product	Termination Date
Dana Corporation	Driveshaft assemblies and light axle assemblies and related products	Evergreen unless terminated upon eighteen months written notice, provided such notice is not given prior to January 1, 2006. This contract also contains other customary termination provisions.
GKN Industries Limited	Constant velocity joints Tripod plunging joints and drive shafts	Renews automatically for successive one year terms unless either party gives twelve months prior written notice of termination. This contract also contains other customary termination provisions.

Licensor	Product	Termination Date
Hayes Lemmerz International	Steel wheels	January 15, 2009. This contract also contains other customary termination provisions.

Generally, under technology and license agreements, these foreign manufacturers provide us with technological assistance or license their proprietary technology to us in return for a fee based upon a percentage of sales. These technology assistance and license agreements typically were entered into for initial fixed terms; however, many are renewed on an annual or biannual basis, and could now be terminated by either party on relatively short notice. We also develop our own technology with respect to some automotive products, such as transmissions, pistons, piston pins, valve lifters and stamping products and we work with our partners to jointly develop technologies for specific applications.

We are also partners with some of these foreign manufacturers in joint venture companies that produce various automobile parts utilizing technology licensed by the foreign joint venture partner. In the fourth quarter of 2000, we restructured the ownership of Velcon, our joint venture with Dana Corporation and GKN Industries Limited, which manufactures constant velocity joints. As a result of this restructuring, Desc Automotriz increased its ownership to 51%, GKN increased its ownership to 49% and Dana exited this subsidiary.

During October 2001, Desc reached an agreement to swap 60% of its valve business for 40% of TRW Inc.’s piston business (pistons, piston pins and valve lifters). This transaction ended the partnership between TRW and Desc Automotriz, as TRW acquired 100% of the valve business. However, Desc Automotriz retained 100% of the pistons, piston pins and valve lifters business and retained the “Moresa” brand, which is a leader in the Mexican autoparts market.

During July 2001, Desc sold its heavy “duty and medium” duty truck clutch business (Transmisiones TSP, S.A. de C.V.) to Eaton Corporation.

In June 2002, as part of our broader efforts to divest assets that are underperforming or non-strategic, we closed our spark plugs (Bujías Mexicanas, S.A. de C.V.) and electrical parts (Industria Eléctrica Automotriz, S.A. de C.V.) businesses, which we believe is an important step to enhancing our competitive stance.

In January 2004, we sold our aluminum wheel business to Hayes Lemmerz International, Inc. and acquired Hayes Lemmerz International Mexico, Inc.’s equity stake in Steel Wheels, S.A. de C.V., a manufacturer of steel wheels. As a result, Desc Automotriz now owns 100% of the equity of Steel Wheels, S.A. de C.V.

The following is a list of the most significant of our joint ventures in the Automotive Sector and the percentage ownership of our partner in the joint venture:

Joint Venture Partner	Joint Venture Company	% Ownership By Joint Venture Partner
Dana Corporation	Spicer, S.A. de C.V.	49.0
GKN Industries Limited	Velcon, S.A. de C.V.	49.0

Distribution arrangements

Our autoparts products generally are sold by means of open purchase orders, which require us to supply products for particular model releases during the life of the platform. We have been seeking to increase our participation in the export market. In 2002, exports represented 65% of Desc Automotriz’ total sales, while in 2003 exports represented 67% of its total sales. The autoparts exports in 2003 totalled Ps. 5,233,967 or $475 million.

Suppliers

The primary raw materials used in the manufacture of our autoparts are iron castings, steel and aluminum. Generally, these raw materials are available from numerous qualified sources in quantities sufficient for our needs, and, normally, we do not experience difficulty in obtaining these commodities. However, in 2003 and first half of 2004, steel prices increased significantly. We cannot assure you that if steel prices increase or persist, Desc will not experience increased costs or disruptions in supply over the remainder of the year or in the long term, or that such increased costs will not adversely impact earnings.

Properties/plants

During the past few years, we have implemented a modernization program to improve our existing autoparts manufacturing facilities and also built new facilities to replace outdated facilities. We invested approximately Ps. 333,071 in this program in 2001, Ps. 776,994 in 2002 and Ps. 556,810 in 2003. We believe that the resulting improvements in efficiency, the increased flexibility in utilizing excess plant capacity and decreases in fixed costs resulting from this modernization program have enabled us to improve our operating margins.

The average capacity utilization increased from 53% in 2002 to 55% in 2003, reflecting a combination of the moderate improvement of the U.S. economy and increased sales from the Tractor Project.

We produce our autoparts at 17 plants located throughout Mexico and one plant located in the United States. It is our policy to own our facilities. A few sites are leased under long-term leases. Some of our principal facilities are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. The following table presents the principal products produced at each of the most significant of these plants and their locations and their respective plant capacity and rates of utilization:

Company	Location of the plant	Products	Plant capacity (in thousands / year)	Utilization
Ejes Tractivos, S.A. de C.V.	La Presa, Estado de México	Front and rear axles	320 rear axles 565 rear axles (tractor line)	30 88	% %
Transmisiones TSP, S.A. de C.V.	Pedro Escobedo, Qro.; Knoxville, Tennessee	Medium & heavy transmissions	69 medium & heavy transmissions	24%
Transmisiones y Equipos Mecánicos, S.A. de C.V.	Querétaro, Qro.	Light and medium-duty manual transmissions	282 light transmissions 2,267 heavy-duty components	66 50	% %
Stamping & Wheels, S.A. de C.V.	Tlanepantla, Estado de México	Steel wheels	6,100 pieces	37%
Pistones Moresa, S.A. de C.V.	Celaya, Gto.; Saltillo, Coah.; Celaya, Gto.	Pistons Pistons Piston Pins	11,800 pieces 1,200 pieces 23,500 pieces	30 80 47	% % %

Company	Location of the plant	Products	Plant capacity (in thousands / year)	Utilization
Pintura, Estampado y Montaje, S.A. de C.V.	Celaya, Gto.	Stamping products	32,000 strokes	35%
Velcon, S.A. de C.V.	Celaya, Gto.	Constant velocity joints	2,900 pieces	64%
Forjas Spicer, S.A. de C.V.	Querétaro, Qro.; Tlaxcala, Tlax.	Steel forging	50 tons	45%
Cardanes, S.A. de C.V.	Querétaro, Qro.	Propeller shafts and universal joints	585 propeller shafts assembly – pieces	51%
			756 propeller shaft, tractor line – pieces	58%
Engranes Cónicos, S.A. de C.V.	Querétaro, Qro.	Gears	850 sets	78%
TF Víctor, S.A. de C.V.	Naucalpan, Estado de México	Gaskets and seals	24,275 pieces	46%
Morestana, S.A. de C.V.	Aguascalientes, Ags.	Valve lifters	14,238 pieces	87%
Autometales, S.A. de C.V.	La Presa, Estado de México	Iron casting foundry	24 tons	62%

We believe that these facilities are in good condition and are adequate to meet customer requirements. We are in the process of expanding the production capacity of our gears production facility to 184,000 kits per year.

Chemicals

We conduct our chemical business through various chemical subsidiaries, such as Industrias Negromex, S.A. de C.V., Resirene, S.A. de C.V., Quimir, S.A. de C.V., Plastiglás de México, S.A. de C.V., Nhumo, S.A. de C.V. and Rexcel, S.A. de C.V. The Chemical Sector produces and sells chemical products and is the leading (and in some cases the only) producer of some of these chemical products in Mexico. Our main chemical products include synthetic rubber, phosphates, polystyrene, acrylics, carbon black and particle board and laminates. For the years ended December 31, 2001, 2002 and 2003, the Chemical Sector contributed 27.0%, 29.1% and 21.0%, respectively, of our consolidated operating income, and 33.2%, 35.4% and 36.5%, respectively, of our consolidated net sales.

The following table presents the net sales generated by our principal Chemical Sector products for the years ended December 31, 2001, 2002 and 2003, and the percentage of this segment’s 2003 net sales that is represented by these products:

	Net Sales			% of Net Sales
	2001	2002	2003	2003
	(Pesos in thousands)
Synthetic rubber	Ps. 1,948,187	Ps. 2,295,598	Ps. 2,663,382	33.9%
Polystyrene	1,135,507	1,061,507	1,217,898	15.5
Phosphates	1,321,374	1,088,806	1,187,749	15.1
Acrylics sheet	458,628	581,053	761,688	9.7
Carbon black	588,454	572,355	731,961	9.3
Waterproofing and adhesives(1)	941,326	918,328	694,805	8.8

	Net Sales			% of Net Sales
	2001	2002	2003	2003
Particle board & laminates	424,435	554,525	601,467	7.6
Phenol(2)	415,117	63,867	9,506	0.1
Emulsions (specialty lattices)(3)	101,090	75,822	0.0	0.0

Total	Ps. 7,334,118	Ps. 7,211,861	Ps. 7,868,456	100.0%

(1)	We sold our waterproofing and adhesives businesses in September 2003.
(2)	We discontinued our phenol business in February 2004.
(3)	We combined our emulsions business with our synthetic rubber business in January 2003.

Our chemical products are used in the manufacture of a wide variety of other products, including asphalt and plastic modifiers, disposables, packaging, tires and other industrial rubber goods, automotive rubber parts, footwear, carpeting, furniture and detergents. We sell our chemical products in Mexico and export markets, exporting products to over 40 countries in 2003. Our export sales were Ps. 3,106,309 in 2003 and Ps. 2,538,326 in 2002.

In the chemical sector, our subsidiaries Industrias Negromex, S.A. de C.V., Nhumo, S.A. de C.V., Resirene, S.A. de C.V., Plastiglás de México, S.A. de C.V., Rexcel, S.A. de C.V., Quimir, S.A. de C.V. and Industrias Resistol, S.A de C.V., each has received ISO-9002 or ISO-9001 certification, which are international standards for quality management and assurance adopted by more than 90 countries, thus enhancing our reputation as a reliable, high-quality supplier of chemicals.

Market overview; competition

We are Mexico’s only producer of synthetic rubber and carbon black, and we are a leading Mexican producer of polystyrene and phosphates. The majority of our chemical products are sold in both the domestic and export markets. The domestic market accounted for 61% of our chemicals sales in 2003, and the export market accounted for 39% of such sales. We compete with foreign companies such as Royal Dutch/Shell Company, Dow Chemical Company, Basf Chemical Company, Nova Chemicals Corp., Atofina Chemicals, Inc., Degussa Corporation, Georgia Gulf Chemicals, Goodyear Tire & Rubber Company, Rhodia de México, S.A. de C.V., Astaris LLC and Ralph Wilson Co.

Technology and Joint Ventures

With respect to the majority of our chemical businesses, we utilize proprietary technology that we have developed or acquired from third parties. Our carbon black business utilizes technology developed by Cabot Corporation, our partner in this business and a world leader in carbon black research, development and production. Our polystyrene business utilizes technology originally licensed from Monsanto Company, which the Chemical Sector has improved and developed over the years. Similarly, our synthetic rubber business utilizes technology originally licensed from Phillips Petroleum, which the Chemical Sector has improved and adapted over the years. More recently, we have entered into reciprocal technological exchange agreements in connection with our joint ventures in synthetic rubber with Repsol Química, which is a world leader in synthetic rubber research, development and production. Our phosphate business utilizes technology originally licensed from Monsanto Company, which the Chemical Sector has improved and further developed, and has also developed new technology over the years.

The following is a list of the most significant of our joint ventures in the Chemical Sector and the percentage ownership of our partner in the joint venture:

Joint Venture Partner	Joint Venture Company	% Ownership By Joint Venture Partner
Repsol Química, S.A.	Dynasol Companies (1)	50.0
Cabot Corporation	Nhumo S.A. de C.V.	40.0
Calsak Corporation	Plastiglás de México, S.A. de C.V.	5.0

(1)	This entity is accounted for under the proportionate consolidation method.

Supply arrangements and suppliers

Petróleos Mexicanos (“Pemex”) is one of our principal suppliers of raw materials used in our chemical businesses. Pemex supplies us styrene monomer, hydrogen cyanide, carbon black feedstock, natural gas and methanol. We also purchase raw materials from numerous other domestic and foreign suppliers. The market for the raw materials used by our Chemical Sector is highly price competitive, and we believe that there generally is an adequate supply of these raw materials. However, in 2003 and 2004, there was an increase in the price of styrene monomer, butadiene monomer, acrylonitrile monomer and natural gas, which was due to the increase in crude oil prices and severely affected the industry in general. The increase in raw material prices could not be transferred with the same speed to our final products due to aggressive competition and the weakness of product demand.

Products

The following table presents information with respect to our chemical products:

Product	Principal Uses	Raw Materials Used in the Production of the Product
Synthetic rubber	Production of tires, footwear, asphalt and plastic modifiers, adhesives, industrial rubber products, automotive engines and other autoparts	Butadiene and styrene monomer
Polystyrene	Production of plastics for disposable packaging, home appliances, cassettes, compact discs, light fixtures, school supplies and office equipment	Styrene monomer
Carbon black	Production of tires, ink, hoses, belts and other products using rubber	Carbon black feedstock and natural gas
Phosphates	Detergents, water treatment and soft drink production	Phosphoric acid and soda ash or caustic soda
Acrylic sheets	Manufacturing of signs, displays, advertisements and safety devices	Polymethyl Metha Acrylate
Particle boards and laminates	Manufacturing of furniture, office and home products, kitchen countertops and tabletops, and floors	Raw wood, urea and melamine resins

Synthetic Rubber

This is the largest business of the Chemical Sector. In 2003, the synthetic rubber business contributed 33.9% of the Chemical Sector’s net sales. We are the only manufacturer of synthetic rubber in Mexico. We produce solution rubber and emulsion rubber, as well as elastomers, thermoplastics and specialty rubbers. We are a leading manufacturer of asphalt modifying rubbers, which we sell to highway paving companies in the United States and more recently in Europe. Synthetic rubber products are exported to over 40 countries, principally to the United States, Canada and countries in Europe, South America and the Far East. In 2003, exports accounted for approximately 79% of our synthetic rubber sales.

Polystyrene

Our polystyrene business produces crystal polystyrene (GPPS) and high impact polystyrene (HIPS), which are used in disposable packaging and packing industries, lighting fixtures, school supplies, office equipment and home appliances, including audio and video equipment and refrigerators. In 2003, our polystyrene business contributed 15.5% of the Chemical Sector’s net sales. Most of our polystyrene sales are to the domestic market, where we estimate that our market share in 2003 was approximately 45%. We attribute our dominance in the domestic polystyrene market to our ability to customize products, the quality of our service and our timely delivery.

Carbon Black

We are the only manufacturer of carbon black in Mexico. Carbon black is principally used by the tire industry. Cabot Corporation, a world leader in carbon black research, development and production, owns a 40% interest in our carbon black business. We believe that our share of the domestic carbon black market in 2003 exceeded 95% and attribute our dominance to our technology, our large installed plant capacity, our focus on those carbon black varieties which have the highest demand, our continuous development of carbon black varieties with specific competitive advantages for their application, and our low-production costs which enable us to price our products competitively. Approximately 37% of our carbon black sales in 2003 were exported primarily to the United States, Germany, Spain and Latin America.

Phosphates

Our phosphates business produces chemicals for use in the manufacturing of household detergents, in soft drinks and for water treatment. In 2003, our phosphates business contributed 15.1% of the Chemicals Sector’s net sales. We are the largest manufacturer of phosphates in Mexico, and rank third in rated capacity of industrial sodium phosphates worldwide. In 2003, we had approximately a 78% market share of the phosphates business in Mexico. We principally compete with Rhodia de México, S.A. de C.V. and some imports from Astaris of USA.

Acrylic Sheet

We are the leading manufacturer of acrylic sheets in Mexico. These products are used in the manufacture of signs, displays, advertisements and safety devices. Approximately 43% of our sales of these products in 2003 were to the United States, Canada, Europe, Central and South America. Our manufacturing technology allows us to develop differentiated products targeted at greater value-added markets in the different countries where our products are sold. We estimate that our market share in 2003 was approximately 41% of the Mexican market.

Particle Board And Laminates

We manufacture particle board and plastic laminates using wood as a principal raw material. We sell these products to manufacturers in the furniture and construction industries. Approximately 91% of our sales of these products in 2003 were sold in the domestic market, with the remainder being exported principally to North America and Central America. Last year there was a shortage of cellulosic supply due to the closing of certain saw mills and new regulations from the Mexican government. We acquired forest plantations in 2001, which are operated by Forestaciones Operativas de México, S.A. de C.V. This acquisition guaranteed the supply of the raw materials necessary for the production of particle board.

Properties/plants. The table below presents the location of the facilities at which our chemical products are manufactured and their respective plant capacity and rates of utilization:

Company	Location of the Plant	Products	Plant capacity (in thousands /year)	Utilization
		Synthetic rubber
Industrias Negromex, S.A. de C.V.	Altamira, Tamps.	Emulsion Rubber	96,000 tons	84%
Dynasol Elastómeros, S.A. de C.V.	Altamira, Tamps.	Solution Rubber	90,000 tons	86%
Dynasol Elastómeros, S.A.	Santander, Spain	Solution Rubber	110,000 tons	90%
Industrias Negromex, S.A. de C.V.	Altamira, Tamps.	Nitrile Rubber	24,000 tons	75%
Resirene, S.A. de C.V.	Coatzacoalcos, Ver. Xicohtzingo, Tlax.	Polystyrene	80,000 tons 70,000 tons	84 57	% %
Nhumo, S.A. de C.V.	Altamira, Tamps.	Carbon black	120,000 tons	93%
Fenoquimia, S.A. de C.V.	Cosoleacaque, Ver.	Methyl methacrylate (MMA)	24,000 tons	97%
Quimir, S.A. de C.V.	Coatzacoalcos, Ver. Tultitlán, Edo. de Méx. Lechería, Edo. de Méx.	Phosphates/phosphorus derivatives	100,000 tons 85,000 tons 40,000 tons	100 69 20	% % %
Plastiglás de México, S.A. de C.V.	Ocoyoacac, Edo. de Méx San Luis Potosí, SLP	Acrylic sheet	10,700 sheets 5,000 sheets	73 92	% %
Rexcel, S.A. de C.V.	Lerma, Edo. de Méx. Zitácuaro, Mich.	Laminates/particle board	4,600 m2 10,270 m2	71 89	% %

We believe that these facilities are in good condition and are adequate to meet our needs, and we do not currently have any plans to build any new facilities or expand our existing facilities. We intend to increase our utilization levels by increasing our sales volumes to existing and new clients.

It is our policy to own our facilities. A few sites are leased under long-term leases. Some of our principal facilities are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions.

The Chemical Sector’s research efforts are focused on the development of specialty chemical products, which enhances our competitive position and is expected to generate higher profit margins. Our styrenic and acrylic transparent copolymers and high impact resistant acrylic sheets are examples of such specialty products yielding higher margins. At the end of 2001, the Chemical Sector began to use a miniaturized robotic system acquired from Symyx Technologies, establishing a strategic technological platform to compete in the chemical industry for the 21st century.

Food

Our food operations involve the production and sale of pork and shelf-stable branded products. For the years ended December 31, 2001, 2002 and 2003, our food segment contributed 8.6%, 8.7%, and 12.8%, respectively, to our consolidated operating income, and 16.7%, 17.6%, and 18.0%, respectively, to our consolidated net sales.

Our strategy for our Food Sector business has been to gradually shift its product mix away from commodity products to branded products, which have more stable margins.

We use Corfuerte, S.A. de C.V. (“Corfuerte”) as our vehicle for the expansion of our branded food products business in Mexico and Authentic Acquisition Corporation for the expansion of this business in the United States.

The following table presents the net sales generated by each product line in our food segment for the years ended December 31, 2001, 2002 and 2003 and the percentage of this segment’s 2003 net sales that is represented by each product line:

	Net Sales			% of Net Sales
	2001	2002	2003	2003
	(Pesos in thousands)
Shelf-stable branded products (Mexico)	1,412,414	1,487,402	1,619,564	41.7
Shelf-stable branded products (U.S.)	779,790	763,838	816,761	21.0
Pork(1)	1,501,145	1,330,749	1,447,269	37.3

Total	Ps. 3,693,349	Ps. 3,581,989	Ps. 3,883,594	100.0%

(1)	We discontinued our pork business located in the Bajio in 2002.

Products

Pork. Our pork business is conducted through our subsidiary Agrokén, S.A. de C.V., which is operated principally in the southeastern region of Mexico. We have operating slaughterhouses in Guanajuato and Yucatán, and from the latter we supply products for the export market, principally to Japan. Our domestic sales strategy seeks to reduce the intermediary channels between producers like us and consumers by establishing distribution centers where consumers may buy different pork products directly from us. We currently operate 43 distribution centers. Our pork products are marketed under the “Keken” brand name, Mexico’s southeastern leader.

Shelf-stable branded products. Our branded food product operations are conducted in Mexico through Corfuerte and in the United States through Authentic Acquisition Corporation. We are a domestic leader in the production of tomato sauce and related products and canned vegetables with our “Del Fuerte” brand. We also have a large share of the domestic corn oil and gelatin with our “La Gloria” brand of products. We participate in the canned jalapeño peppers market and in the salsa market with our “Del Fuerte” brand, in the coffee market with our “Blasón” brand, in the canned tuna market with our “Nair” brand and in the ketchup market with our “Embasa” brand. We also have exclusive distribution rights in Mexico for “Smuckers™” jams, “Zuko™” and “Livean™” drinks mix, which have been embraced by the domestic market and continue to increase in market share.

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

Market overview; competition

Pork. The pork industry in Mexico is highly fragmented, but smaller, inefficient companies in Mexico are being replaced by larger, higher quality, more efficient, integrated companies, principally located in the states of Sonora, Sinaloa and Yucatán. We have developed a fully integrated business with high quality genetics and advanced farming techniques, composed of breeding farms and facilities for raising, slaughtering, cutting and processing pork. We have approximately a 50% market share in the Southeastern region of Mexico.

We also have exported Ps. 265,574 of pork cuts and products to Japan, which contributed 6.8% of the Food Sector’s net sales in 2003.

Shelf-stable branded products. The shelf-stable branded food industry in Mexico is highly competitive. Corfuerte has significant market share in Mexico with respect to tomato puree, which has a 63.2% market share and ketchup, which has a 22.2% market share. Corfuerte also has significant market shares in the canned vegetables and corn oil sectors. Its principal competitors are Del Monte, Herdez, La Costeña and Clemente Jacques. The principal competitors of Nair’s products are Herdez, Dolores, Tuny and Calmex. In the United States, our products compete principally with Mexican food products that are distributed in the southwestern and western regions of the United States and are marketed principally to the Hispanic market, particularly in California. Its principal competitors are Pace, Old El Paso, Tostitos, Ortega, Herdez, La Costeña and San Marcos.

Supply arrangements and suppliers

The primary ingredients used by our Food Sector in our branded food operations are tomatoes, carrots, onions, corn and peppers. The primary supplies used in our pork operations are corn, sorghum grain and soybean. These products are purchased from various suppliers at prevailing market prices. We have not recently experienced any shortages in the supply of these products and generally expect these products to be generally available for the foreseeable future.

Joint Ventures

The following is a list of our joint ventures in the Food Sector and the percentage ownership of our partner in the joint venture:

Joint Venture Product	Joint Venture Company	% Ownership By Joint Venture Partner
Grupo Casares	Grupo Porcícola Mexicano	37.0
Nutrimentos Agropecuarios Cargill, S.A. de C.V.	Nutrimentos Agropecuarios Purina, S.A. de C.V.(1)	50.0
Silvia Holm Baigts	Intercafé, S.A. de C.V.	50.0

(1)	This subsidiary is reported under equity in associated companies and unconsolidated subsidiaries.

Properties/plants

The following table presents the principal production facilities of our food segment and their respective plant capacity and rates of utilization:

Company	Location of the plant	Activity	Plant capacity (in thousands / year (except as noted))	Utilization
Grupo Porcícola Mexicano, S.A. de C.V.	Yucatán and Penjamo	Pork production / slaughterhouse	49,000 pigs / month	100%
Corfuerte, S.A. de C.V.	Los Mochis, Sinaloa	Tomato products	6 million in containers	97%
Intercafé, S.A. de C.V.	Oaxaca, Oax.	Coffee	212 tons / month	39%
Authentic Specialty Food, Inc.	Rosemead, California	Salsa and chili products	166,226 pounds	40%
Nair Industrias, S.A. de C.V.	Mazatlán, Sinaloa	Tuna	2,500 boxes	70%

In addition, Corfuerte has five distribution centers in Los Mochis, Guadalajara, Monterrey, Veracruz and Mexico City.

We believe that these facilities are in good condition, and we do not currently have any plans to build any new facilities or expand our existing facilities. We intend to increase our utilization levels by increasing our sales volumes to existing and new clients.

It is our policy to own our facilities. A few sites are leased under long-term leases. Some of our principal facilities are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions.

Real Estate

Our Real Estate Sector develops land for commercial, residential and tourism and resort uses. We have over 30 years of experience in this business and believe that we are among the largest diversified real estate developers in Mexico. Desc owns large land reserves for residential development in the Mexico City metropolitan area (Lagos de la Estadía) as well as properties for tourism development along the Pacific coast of Mexico. We focus on the upper-income segments of the real estate market, developing high quality projects that are unique in their respective market segments. The Real Estate Sector was the developer during the late 1960s, 1970s and early 1980s of “Bosques de las Lomas”, a five million square meter upper-income residential and commercial development in Mexico City, and of “La Estadía”, a high-income residential suburb of Mexico City. Our more recent projects include the Centro Comercial Santa Fe in Mexico City, Mexico’s largest regional shopping mall, Arcos Bosques Corporativo, Mexico City’s largest office complex, Punta Mita, an upscale tourist resort, and La Punta Bosques and Bosques de Santa Fe, both of which are residential projects in Mexico City, which target upper-income residents.

For the years ended December 31, 2001, 2002 and 2003, our real estate business contributed 7.9%, 7.6% and 42.7%, respectively, of our consolidated operating income and 4.0%, 3.9% and 9.1%, respectively, of our consolidated net sales. As part of our strategy for this sector, we continue to assess the profitability of each of our real estate projects. In February 2001, we sold our stake in the Four Seasons Punta Mita Hotel to Strategic Hotel Capital LLC for an aggregate consideration of $52 million (including the assumption by the buyer of $11 million of net debt), and in September 2001, we sold our stake in Centro Comercial Santa Fe for an aggregate amount of $70 million. In 2002 and 2003, we sold 14 of 18 commercial lots in the Santa Fe Reserve for $15 million. Additionally in 2003, we sold an important land reserve, known as Bosques de La Estadía, with a total area of 3.75 million square meters in the Mexico City metropolitan area, for $76 million. Also, in 2003, we sold the land on which the West Tower of Arcos Bosques Corporativo was to be constructed for $20 million.

The following is a list of the major properties we are developing, which are discussed in greater detail below:

Name and Location	Land Area (square meters)	Available for Sale		Ownership by Desc (%)	Other Partners
Commercial development projects (office buildings)
Arcos Bosques Corporativo, México, D.F.	72,570	8,702		100	None

Residential development projects
La Punta Bosques, México, D.F.	293,000	4,612		100	None
Bosques de Santa Fe, México, D.F.	1,100,000	142,165		73	Several investors

Tourist/resort development projects
Punta Ixtapa, Guerrero	390,000	124,676		100	None
Punta Mita, Nayarit	6,770,000	2,742,000	(1)	100	None

Other properties
Lagos de la Estadía, Estado de Mexico	2,412,572	2,412,572		39.4	Fernando Senderos, Lucía Senderos and several investors(2)
La Estadía, Estado de Mexico	105,514	31,318		100	None
Los Cabos, Baja California Sur(3)	38,521	38,521		14.7	Grupo Casa, S.A. de C.V.
Punta Gorda, Baja California Sur	4,000,000	4,000,000		25	Grupo Casa, S.A. de C.V.
Santa Fe land reserve	89,000	26,386		45	Several investors, of which the principal investors are Palacio del Hierro and Liverpool

(1)	Punta Mita’s approximate available area for sale does not include roads, green areas, service areas and future golf courses.
(2)	The stockholders of Operadora de Nayarit, S.A. de C.V. (Lagos de la Estadía project) are Desc, Fernando Senderos and Lucía Senderos, who is Mr. Senderos’s sister, and their ownership interest in the Lagos de la Estadía project is 39.4%, 3.5% and 8.1%, respectively.
(3)	Desc owns 100% of the land and has entered into a joint venture agreement with Grupo Casa, S.A. de C.V. (“Grupo Casa”) pursuant to which Desc contributed the land and Grupo Casa developed the land. Desc is entitled to 14.7% of both the time-share units constructed and the net income generated by the hotel built on the site.

We invested approximately Ps. 771,809 in 2001, Ps. 433,876 in 2002 and Ps. 438,223 in 2003 to develop our real estate properties for commercial, residential and resort use.

Strategy for the Real Estate Sector

We intend to continue to sell our existing inventory of developed properties and our land reserves, so long as conditions in the real estate market in Mexico remain favorable. We also intend to continue to seek partnerships to develop our land reserves in order to reduce our risk and increase the profit margins and market share of our Real Estate Sector. We also continue to evaluate the profitability of each of our remaining real estate projects and may decide to divest additional properties in the future.

We believe that our real estate projects, which are aimed at the high-end market, generally offer superior quality, amenities and value.

All of our projects are organized into a predetermined number of phases designed to reduce our risk and exposure to market conditions and shifts in the economy. When market indicators project a downturn in the real estate market, a project can be stopped in an orderly and cost-efficient manner at the end of a phase of construction and further delayed construction until market conditions improve, and when these indicators predict high growth at an accelerated pace, two or more phases can be initiated simultaneously. We generally subcontract the design and construction of projects, including, but not limited to, hiring independent project managers, architects, construction companies and project supervisors.

Commercial developments

Arcos Bosques Corporativo. This project consists of a five-phase office development located in Bosques de las Lomas. The first 3 phases, the East Building, the East Tower and the first stage of the North Building A project were completed and sold since 1999. In November 1999, pursuant to a 50/50 partnership with Ingenieros Civiles Asociados (“ICA”), Mexico’s largest construction company, we began the construction of the B and C stages of the North Building. The first stage, which consisted of 16,500 square meters of office area available for sale, was finished and sold by 2001. Desc and ICA reinvested the proceeds from the North Building B to commence the construction of North Building C in November 2001. Stage C was completed by March 2004, and 69% of the area available for sale has been sold. The remaining area is expected to be sold during 2004. Desc sold the land for the development of the West Tower for $20 million, and is in negotiations to sell the remaining 8,702 square meters of land in Arcos Bosques Corporativo.

Residential developments

Bosques de Santa Fe. This 1,100,000 square meter development, located two miles south from the Santa Fe shopping mall, is currently being developed in partnership with private investors. The current plans call for the development of a high-income residential community with a nine-hole golf course. We own 73% of this development. We began building the infrastructure for this project in 1998 and commenced selling lots in June 1998. As of December 31, 2003, we had sold 66% of the available units. During the third quarter of 2001, we increased our stake in Bosques de Santa Fe from 50% to 73% with an investment of $30 million.

Tourist/resort developments

Punta Ixtapa. This development is a resort consisting of approximately 390,000 square meters located on the western end of the hotel zone of Ixtapa. As currently planned, the total project will consist of a residential area containing lots for private construction, finished homes, villas and condominiums, a recreation center and two beach clubs. This project is intended to be developed in five phases over a twelve-year period. The first phase, consisting of the construction of finished homes and villas on a site of approximately 63,000 square meters, has been fully sold and construction has been completed. The second and third phases, consisting of the development and sale of residential lots on a site of approximately 153,000 square meters commenced in June 1993, of which approximately 88% of the lots were sold as of December 31, 2003. The remaining land is available for two additional phases of development for which firm plans have not yet been formulated.

Punta Mita. In 1997, Desc commenced the development of its Punta Mita project; which is the Real Estate Sector’s highest profile tourist project. Punta Mita is a 6.77 million square meter resort project, with 14 kilometers of shoreline, which is located in Bahía de Banderas Nayarit on the coast of the Mexican Pacific near Puerto Vallarta’s International Airport. We plan on developing this project over a 20-year period. The project will include 3 golf courses, 5 hotels and a variety of real estate properties (both for homeowners and property subdevelopers). Punta Mita is targeting the upper-income market of Mexico, United States and Canada.

The first stage of this project was developed in partnership with the Four Seasons Hotels and included a world-class luxury hotel, an 18-hole championship golf course and clubhouse, a tennis and sports complex, a fitness club, a spa facility, timeshare units, villas and residential lots. We invested $100 million in the first phase of this project. We completed the golf course construction in 1998, under the supervision of Jack Nicklaus, and completed the hotel construction in 1999. The hotel and golf course opened for business on September 1, 1999. The hotel was expanded to 140 rooms in 2000. In February 2001, we sold our participation in the hotel to Strategic Hotel Capital LLC for $52 million plus the purchaser’s assumption of $11 million in net debt, of which we used $26.5 million to reduce our consolidated debt. The hotel is currently operated by Four Seasons Hotels Ltd. pursuant to a long-term contract.

During the first stage of the project, we developed 20 lots of beachfront property, each measuring 10,000 square meters, which were on average each sold for approximately $1,250,000. We also developed 32 lots on the golf course with ocean-front views, each measuring 1,000 square meters, of which 12 lots have been sold for approximately $500,000 per lot.

As part of the second stage of this project, we are constructing a Four Seasons development consisting of 65 luxury villas. In addition we are constructing 37 time-sharing units pursuant to a joint venture with Four Seasons and Strategic Hotel Capital. This development will be situated adjacent to the Four Seasons Hotel, allowing residents of the development access to common areas, restaurants and the spa located in the Four Seasons Hotel.

We also sold property to a group of investors that have already commenced the construction of a Rosewood hotel and 56 time-sharing villas, which will be marketed as a Rosewood development. We are also considering selling property on the tip of the peninsula on which a luxury hotel will be situated. In the near term, we will commence the construction of another eighteen-hole golf course designed by Jack Nicklaus. The second stage of this project will also include the construction of three residential developments located on the exclusive beachfront property, which will be built by high-profile sub-developers.

We expect a sustained increase of sales for this project due to the increasing interest in such luxury developments. We continue to invest in the urbanization and infrastructure of this project. This project will include other phases of development, which will be initiated once the first two stages have been successfully completed.

Other properties

Bosques de La Estadía. In June 2003, Cantiles de Mita, S.A. de C.V. (“Cantiles”) sold all of the territorial reserves of Club Ecuestre Chiluca, S.A. de C.V. (“Chiluca”) for $76 million. Prior to May 29, 2003, Desc owned 77.26% of Club Ecuestre Chiluca, S. de R.L. de C.V. (“Club Ecuestre”) and Fernando Senderos and Lucía Senderos owned the remaining 22.74%. On May 29, 2003, Desc acquired the Senderos’s 22.74% equity stake in Club Ecuestre and agreed to pay Fernando and Lucía Senderos their pro rata share (based upon their relative equity holdings in Club Ecuestre immediately prior to Desc’s acquisition of the Senderos’s equity stake, as noted above) of the proceeds of the sale of the Chiluca territorial reserves, with the balance of the proceeds being paid to Desc.

Competition

We believe that Desc, through its real estate business subsidiaries, is one of the largest real estate developers in the commercial and residential real estate markets in Mexico City. We compete with many mid-size Mexican real estate developers.

Governmental Regulation

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

In the automotive industry, the liberalization of automotive trade between the parties is now virtually complete, to the extent required by NAFTA. All autoparts traded between the NAFTA countries are now duty free if they originate in Canada, Mexico or the United States. NAFTA has also required Mexico to gradually phase out its trade balancing and domestic value-added requirements imposed on OEMs. The phasing out of artificial restrictions has facilitated the integration of the North American industry, with beneficial effects for efficient Mexican parts producers such as Desc. This liberalization as required by NAFTA is now essentially complete in all three countries.

In the chemicals industry, NAFTA requires Mexico to phase out its tariffs to reduce barriers to foreign investment in Mexico, and imposes requirements that prohibit Pemex from discriminating against U.S. or Canadian persons in the supply of raw materials, over which Pemex has a monopoly. As in the case of the automotive sector, duties and other restrictions in all three countries have now been eliminated to the extent required by the NAFTA.

In the food industry, NAFTA requires Mexico to gradually phase out tariffs on imported feed products used by us. Since the enactment of NAFTA special regulations enacted by the Mexican government have permitted livestock growers to import feed products duty-free when domestic feed consumption is projected to exceed domestic feed production. While some Mexican farm groups have recently objected to this continued liberalization, the Mexican government is aware it could face a strong U.S. reaction if Mexico took restrictive actions.

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

Desc continues to benefit from the policy changes required by NAFTA. Despite occasional disputes and threats of restrictions from both sides of the border, overall compliance has been good. Mexico, Canada and the United States have all benefited from NAFTA, and each country realizes that if it failed to continue to honor its commitments, such breaches could result in sanctions by the other countries. These circumstances give greater stability to the liberalization required by NAFTA than the normal unilateral policies of governments.

Domestic and Foreign Laws

Our businesses are subject to extensive Mexican and U.S. federal, state and local and foreign environmental laws concerning, among other things, emissions to the air, discharges and releases to land and water, the generation, handling, storage, transportation, treatment and disposal of wastes and other materials and the remediation of environmental pollution caused by releases of wastes and other materials. The operation of any manufacturing plant and the distribution of chemical products entail risks under environmental laws, many of which provide for substantial fines and criminal sanctions for violations. There can be no assurance that significant costs or liabilities will not be incurred with respect to our operations and activities.

For example, the fundamental environmental law in the Mexican federal system is the Ley General del Equilibrio Ecológico y la Protección al Ambiente (which translates into “General Law of Ecological Balance and Environmental Protection” or the “Ecological Law”). Under the Ecological Law, the Mexican government has implemented an aggressive program to protect the environment by promulgating standards concerning water, land and air pollution, hazardous waste and hazardous materials. The Mexican government also has enacted regulations concerning the importation and exportation of hazardous materials and hazardous waste. The Mexican federal agency in charge of overseeing compliance with, and enforcing the federal environmental laws is the Secretaría del Medio Ambiente y Recursos Naturales (the “Ministry of Environmental Protection and Natural Resources” or the “Semarnat”). As part of its enforcement powers, the Semarnat is empowered to bring administrative proceedings against companies that violate environmental laws, impose economic sanctions and close temporarily or permanently non-complying facilities.

We, and particularly our Chemical Sector, due to the use and production of substantial amount of substances, have emissions that are or could become subject to regulatory control. To our knowledge all of our facilities are presently in substantial compliance with applicable environmental laws as currently enforced.

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

Seasonality

Our business is subject to seasonal effects and we have generally experienced the highest level of operations for our Automotive Sector during the second and third quarters, in the second and third quarter for the Chemical Sector and in the third and fourth quarters for the Food Sector. Given the nature our real estate business, it is difficult to identify a pattern with respect to the sales of this sector.

C. Organizational Structure

Desc is a holding company and its operations are carried out by its direct and indirect wholly owned subsidiaries. Set forth below is a list of our principal subsidiaries as of December 31, 2003, including name, country of incorporation or residence, proportion of ownership interest and, if different, proportion of voting power held:

Name of Entity	Country of Incorporation or Residence	Proportion of Ownership Interest or Proportion of Voting Power Held
Automotive Sector
Desc Automotriz, S.A. de C.V. and Subsidiaries	Mexico	99.9%
Chemical Sector
Industrias Negromex, S.A. de C.V.	Mexico	99.9%
Quimir, S.A. de C.V.	Mexico	99.9%
Resirene, S.A. de C.V.	Mexico	99.9%
Rexcel, S.A. de C.V.	Mexico	99.9%
Nhumo, S.A. de C.V.	Mexico	60.0%
Dynasol Elastómeros, S.A. de C.V.	Mexico	50.1%
Real Estate Sector
Cantiles de Mita, S.A. de C.V.	Mexico	100.0%
Cañada de Santa Fe, S.A. de C.V.	Mexico	73.0%
Promociones Bosques, S.A. de C.V.	Mexico	100%
Inmobiliaria Dine, S.A. de C.V.	Mexico	100%
Food Sector
Agrokén, S.A. de C.V. and Subsidiaries	Mexico	99.9%
Corfuerte, S.A. de C.V. and Subsidiaries	Mexico	96.1%
Authentic Acquisition Corporation and Subsidiaries	Delaware, U.S.	99.9%

As of December 31, 2003, Desc Automotriz and Cantiles de Mita, S.A. de C.V. are our significant subsidiaries. Desc, directly or through its subsidiaries, Desc Automotriz, Agrokén, Corfuerte and Authentic Acquisition Corporation controls or owns majority interests in more than 90 companies, including our principal subsidiaries such as Industrias Negromex, S.A. de C.V., Quimir, S.A. de C.V., Resirene, S.A. de C.V., Rexcel, S.A. de C.V., Nhumo, S.A. de C.V., Dynasol Elastómeros, S.A. de C.V., Cantiles de Mita, S.A. de C.V., Promociones Bosques, S.A. de C.V. and Inmobiliaria Dine, S.A. de C.V.

From time to time, we have merged our subsidiaries to streamline and simplify our corporate and administrative structure. In 2001, Girsa, S.A. de C.V. was merged with and into Desc, with Desc surviving the merger. In 2002, Division Dine, S.A. de C.V. was merged with and into Desc, with Desc surviving the merger. In 2003, Industrias Resistol, S.A. de C.V. was merged with and into Desc, with Desc surviving the merger.

The following charts summarize our corporate structure as of December 31, 2003. The charts also show, for each company, our approximate direct or indirect percentage of equity or economic ownership interest. The charts have been simplified to show only our major and operating companies.

Automotive Sector
(Desc Automotriz, S.A. de C.V.)
100%
Spicer, S.A. de C.V.
51.2%
Corporación Inmobiliaria de Mexico, S.A. de C.V.
100%
Autometales, S.A de C.V.
Spicer, 67.4%
Desc Automotriz 32.6%
Villa Industrial, S.A. de C.V.
100%
Cardanes, S.A. de C.V.
100%
Direcspicer, S.A. de C.V.
100%
Engranes Cónicos S.A. de C.V.
100%
Forjas Spicer, S.A. de C.V.
100%
Ejes Tractivos S.A. de C.V.
100%
Transmisiones y Equipos Mecánicos, S.A. de C.V.
99.7%
Transmisiones TSP, S.A. de C.V.
100%
Transmissions Technology Co.
99.0%
T.F. Victor, S.A. de C.V.
100%
Pintura, Estampado y Montaje, S.A. de C.V.
100%
Corporativo Uniko, S.A. de C.V.
100%
Inmobiliaria Unik, S.A. de C.V.
100%
Fupresa, S.A. de C.V.
100%
Uniko, Inc.
100%
Inmobiliaria Corcel S.A. de C.V.
100%
Centro de Desarrollo Industrial, S.A. de C.V.
100%
Bujías Mexicanas S.A. de C.V.
60.0%
Vélcon, S.A. de C.V.
100%
Desc Automotriz Comercializadora, S.A. de C.V.
100%
Desc Automotive, Inc.
100%
Steel Wheels de México, S.A. de C.V.
100%
Administración y Control de Ruedas S.A. de C.V.
100%
Stamping & Wheels, S.A. de C.V.
100%
Hayes Wheels Aluminio S.A. de C.V.
100%
Inmobiliaria El Puente S.A. de C.V.
100%
Moresa, S.A. de C.V.
96.3%
Morestana, S.A. de C.V.
100%
Pistones Moresa, S.A. de C.V.
100%

(1)	This subsidiary is reported under equity in associated companies and unconsolidated subsidiaries

D. Property, Plant and Equipment

Our corporate headquarters and executive offices, which we own, are located in Mexico City, Mexico and measure approximately 6,400 square meters. We believe that all our current properties and facilities are adequate for our present needs.

For a description of our properties and plants, please reference each of the business segment descriptions set forth above under the heading “—Business Overview.” We are not aware of any material environmental issues that may affect the company’s utilization of its assets.

Item 5. Operating and Financial Review and Prospects

Basis of Presentation

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this annual report. The Financial Statements have been prepared in accordance with Mexican GAAP, which differ in significant respects from U.S. GAAP, in particular by requiring Mexican companies to recognize the effects of inflation. Note 4 to the Financial Statements provides a description of our significant accounting policies and Notes 23 and 24 to the Financial Statements provide a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to Desc and reconciliation to U.S. GAAP of our majority net income (loss) and majority stockholders’ equity. Net income (loss) information included in this section consists of “majority net income (loss),” as referred to in the Financial Statements, and therefore is net of minority interests attributable to third party equity interests in some of our subsidiaries, unless discussed in another context.

The annual rates of inflation in Mexico, as measured by changes in the NCPI, were 4.4% in 2001, 5.7% in 2002 and 4.0% in 2003. Mexican GAAP requires that the Financial Statements recognize the effects of inflation. Financial statements are adjusted by applying NCPI factors. As a result, financial statements prepared under Mexican GAAP are stated in constant terms, that is, with adjustments for inflation, rather than in nominal terms. Therefore, all data for all periods in the Financial Statements, and the financial information derived from the Financial Statements presented in this section, unless otherwise indicated, have been restated in constant Pesos as of December 31, 2003. Increases or decreases shown as percentages reflect variations in constant Pesos.

Overview

We faced a very challenging year in 2003 (as well as in the prior two years), which was principally due to the disappointing growth of the Mexican economy (1.3%) and the contraction of the manufacturing sector in the United States (-2.2%), mainly due to the lack of investment by corporations. These anemic market and economic conditions affected both us and our clients. As a result, we experienced a decrease in sales volume and a significant decrease in cash flows (from Ps. 1,382,125 in 2002 to Ps. 976,775 in 2003). This decrease in cash flows prevented us from satisfying certain financial covenants in our credit agreements. In response to the challenging business environment, we undertook the following steps:

•	Debt restructuring: At the end of 2003, we refinanced several of our then existing credit agreements, which extended the maturities of these loans and relaxed certain financial covenants.

•	Operational restructuring: We focused on improving our operations and reducing our operating costs in order to increase our cash flows.

•	Administrative restructuring: We undertook a major reduction of personnel by laying off 1000 employees, which enabled us to improve our efficiency, competitiveness and flexibility. We anticipate that this restructuring will yield significant savings and we expect to reduce operating costs to 15% in 2004.

•	Divestiture of non-strategic assets: During 2003, we sold non-strategic businesses for approximately $100 million, the proceeds of which were used to reduce our debt levels and strengthen our cash flows.

We believe that these measures will enable us to become a stronger competitor in 2004 and allow us to commence recovering shareholder value. In furtherance of these goals, we completed an increase in capital stock in 2004. The proceeds of the capital increase and internally generated cash flows were used to prepay $162 million of our long-term credit facility and $20 million of our revolving bank credit line and $74 million will be used to redeem the outstanding notes on June 30, 2004.

Our Businesses in 2003

The closing in 2002 of the DaimlerChrysler plant in Lago Alberto continued to affect the Automotive Sector’s sales of stamped parts, axles and propeller shafts. In addition, the delay in initiating the Tractor Project (which consists of the operation of certain production lines acquired from Dana Corporation) significantly affected the Automotive Sector’s sales and profit margins.

The Chemical Sector was affected by the pressure on sale prices caused by the global oversupply of chemicals and by the increase in prices for principal raw materials. These factors caused a reduction of the Chemical Sector’s profit margins even though its sales volume increased from 2002 levels. During 2003, the Chemical Sector continued its strategy of migrating towards specialty chemicals products, which yields higher profit margins.

Our branded food business increased its operating margins by, in part, marketing its brands as high-quality products. New product lines, such as new canned peppers, were introduced into the market and enabled the food business to increase its market share.

In our pork business, we closed our Bajio pork operations, which was operating at a loss. This closing had a positive impact on our results. Our pork business in the Southeastern part of Mexico achieved reasonable profits, in part, due to the recovery of international pork prices during 2003.

The Real Estate Sector experienced exceptional sales and cash flow due to sales from its Bosques de Santa Fe and Punta Mita projects, as well as the sale of a territorial reserve in the State of Mexico and land from our Arcos Bosques development. The construction of the Arcos Bosques North Building C was completed, and more than half of the building was sold during the presale stage.

Financial Restructuring

In 2002, we entered into two credit agreements (the “Credit Agreements”). One credit agreement, for which BBVA-Bancomer, S.A. acted as the administrative agent, was for an amount of Ps. 1,300 million (or $130 million) with a maturity of five years and an average life of 3.3 years. The second credit agreement, for which Citibank, N.A. acted as the administrative agent, was for an amount of $275 million with a maturity of five years and an average life of 3.5 years.

Each of the Credit Agreements required us to, among other things, maintain a certain Leverage EBITDA (“net debt” to earnings before taxes, depreciation and amortization) ratio each quarter. The ratios became gradually stricter with time. The Credit Agreements were amended effective as of December 31, 2002 to, among other things, relax the Leverage EBITDA covenant (which we had not complied with in December 2002), restrict the declaration and payment of dividends during 2003 (other than the payment of dividends declared in 2002) and limit the amount of our capital expenditures.

Due to the effects of the devaluation of the Peso against the Dollar and the decline of our revenues caused by the weak U.S. and Mexican economies as well as other factors, we failed to comply with the Leverage EBITDA covenant applicable during the first quarter of 2003. Desc’s noncompliance with the Leverage EBITDA covenant constituted an event of default under the Credit Agreements.

In 2003, we reached an agreement with our creditors to the Credit Agreements and the majority of our short-term debt and entered into three new credit agreements. Approximately $720 million of debt was refinanced ($479 million in dollar-denominated long-term debt, Ps. 1,300 million in peso-denominated long-term debt and $112 million in revolving debt and letters of credit). These credit agreements require us to comply with certain covenants, including, among others, restrictions with respect to maximum permitted capital expenditures and the incurrence of indebtedness, and to meet certain financial ratios and tests.

As a result of restrictions in these credit facilities, we were forced to reduce our capital expenditures from Ps. 1,117.4 million in 2002 to Ps. 802.6 million in 2003. This refinancing improved our liquidity position and financial flexibility through the extension of debt maturity dates, the relaxing of certain financial covenants and the establishment of a debt reduction program contemplating, among other things, the sale of certain non-strategic assets.

In 2004, we consummated an increase in capital stock. The proceeds of the capital increase and internally generated cash flows were used to prepay $162 million of our long-term credit facility and $20 million of our revolving bank credit line and $74 million will be used to redeem the outstanding Notes on June 30, 2004, thereby enabling us to reduce our total net indebtedness. The resulting improvement in our liquidity and capital structure should enhance our ability to access the capital markets in the future, thereby increasing our financial flexibility and enhancing stockholder value.

Restructuring of our Business Portfolios

We selectively divest businesses and assets that no longer fit in our strategic plan. We took the following steps in the years indicated to streamline our operations and concentrate on our core businesses:

In 2001:

•	we sold our 51% participation in the Four Seasons Punta Mita Hotel;

•	we sold our 51% participation in the Santa Fe shopping mall;

•	we sold our clutch business; and

•	we swapped 60% of our valve business for 40% of TRW Inc.’s piston business (pistons, pins and tappets). As a result, TRW acquired 100% of the valve business and Desc retained, through Desc Automotriz, 100% of the pistons, pins and tappets business and the “Moresa” brand.

In 2002:

•	we exited the following non-strategic businesses:

•	the spark plugs and electrical parts businesses;

•	the natural pigments business;

•	the pig raising operation, located in the Bajío region (the Food Sector); and

•	the shrimp business (which was disposed of by means of donation).

In 2003:

•	we sold our adhesives and waterproofing businesses.

In 2004:

•	we sold our aluminum wheel business to Hayes Lemmerz International, Inc. and acquired Hayes Lemmerz International Mexico, Inc. equity stake in Steel Wheels, S.A. de C.V., which manufactures steel wheels. Accordingly, Desc Automotriz now holds 100% of the shares of Steel Wheels, S.A. de C.V.;

•	our equity ownership of Corfuerte, Authentic Acquisition Corporation and Nair Companies increased from 77.6% to 96.1%, from 81.3% to 99.9% and from 60% to 100%, respectively; and

•	we closed our phenol business (Fenoquimia, S.A. de C.V.).

See the discussion below under the heading “Credit Facilities” regarding limitations under our new credit facilities on the divestiture of assets.

Critical Accounting Estimates

The preparation of the Financial Statements requires that we make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates, assumptions and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different estimates, assumptions, judgments or conditions. Our significant accounting policies are described in Note 4 to our Financial Statements. We evaluate our estimates, assumptions and judgments on an on-going basis, and we believe our most critical accounting policies that implicate the application of estimations, assumptions and/or judgments to be:

Revenue recognition

Revenues generated by the subsidiaries of the Automotive, Chemical and Food Sectors are recognized when the inventories are delivered or shipped to customers and customers assume responsibility for them. Revenue is recorded net of discounts. As discussed below, we periodically review the collectability of accounts in order to determine and record the recoverability of our accounts receivable.

The Real Estate Sector recognizes revenues and costs related to sales of developed plots and tracts when the sales contracts are formalized and sufficient down payment has been received. Therefore revenue is matched with costs incurred to reach the stage of completion to terminate the project. Our estimation of the percentage of completion requires considerable judgment and significantly impacts the revenues recognized by the Real Estate Sector. If the latest estimated costs determined exceed the total revenues contracted, the respective provision is charged to results of the year.

Revenues and costs from real estate projects are recorded originally as a deferred credit for construction commitments and as real estate projects in process and are recognized in results based on the “percentage of completion” method. Therefore, revenue is matched with costs incurred to reach the stage of completion to terminate the project. If the latest estimated costs determined exceed the total revenues contracted, the respective provision is charged to results of the year.

Land held for development and real estate projects

Undeveloped land, which represents territorial reserves held for future development, and real estate projects in progress are recorded at acquisition and construction costs are restated at their value in Dollars translated at the exchange rate in effect as of year-end. Periodically, the accounting and market values of real estate assets are compared in order to adjust the value of such assets. This method is consistent with the practices followed in the real estate market in Mexico in order to reflect current market prices.

Allowance for bad debts

Estimates are used in determining our allowance for bad debts and are based on our historical collection experience, current trends, credit policy and a percentage of our accounts receivable by aging category. In determining these percentages, we look at the historical write-offs for our receivables. We also look at current trends in the credit quality of our customer base as well as changes in the credit policies. We believe that our allowance for bad debts is a critical accounting estimate because changes in this estimation could have a significant effect on our financial statements.

Useful Lives of Long-Lived Tangible and Intangible Assets

We consider that the determination of the useful lives of long-lived tangible and intangible assets to be a critical accounting estimate because such estimate has a significant impact on the related depreciation and amortization of these assets. In making these estimations, we take into account manufacturer specifications and internal operating estimates. Additionally, we consider the salvage value of buildings and equipment.

With regard to major repairs that can increase the useful life of an asset, the related costs are capitalized and the asset’s useful life is revised accordingly. All other repairs and maintenance costs are charged to the results of the period in which they were incurred.

Impairments of assets

We recognize impairment losses on long-lived assets such as property, plant and equipment and goodwill used in operations when events and circumstances indicate that the assets might be impaired and the discounted cash flows estimated to be generated by those assets are less than the carrying amount of those items. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. The net carrying value of assets not recoverable is reduced to fair value. Our estimates of fair value represent our best estimate based on industry trends and reference to market rates and transactions.

In 2003, we early adopted the provisions of new Bulletin C-15, “Impairment in the Value of Long-Lived Assets and Their Disposal”. In connection with this adoption, we recorded long-lived tangible and intangible asset impairment totaling Ps. 1,384,294, net of taxes.

Accounting for income taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income (taxable on our best estimate of future results of operations), and, to the extent that we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations. We believe that this accounting policy is critical because significant management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.

Labor liabilities

Our employee liabilities include pension plan and seniority premium obligations. The determination of our obligation and expense for pension and other post-retirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 13 to the Financial Statements and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs, as well as expected contributions to the plan. In accordance with generally accepted accounting principles, actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expense and recorded obligation in such future periods. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other post-retirement obligations and future expenses.

Contingencies

We account for contingencies in accordance with Bulletin C-9, “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments”. Such accounting principles require that we record an estimated loss from a loss contingency when information available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred or an obligation arises from a past event as of the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for contingencies such as environmental, legal and income tax matters requires us to use our judgment. When necessary, we engage an expert to assess the contingency and provide us with the best estimate of the contingency to be recorded in our financial statements. While we believe that our accruals for these matters are adequate, if the actual loss from a loss contingency is significantly different than the estimated loss, our results of operations may be overstated or understated. Our significant contingencies are described in Note 10 to our Financial Statements.

A. Operating Results

Results of Operations for Years Ended December 31, 2001, 2002 and 2003

The following table provides information derived from our Financial Statements:

	Year ended December 31,
	2001		2002		2003
	(In thousands, except percentages)
Net sales	Ps.	22,092,872	Ps.	20,360,380	Ps.	21,755,055
Cost of sales		16,284,573		15,572,154		17,024,252
Gross margin		26.3%		23.5%		21.7%
Operating expenses	Ps.	3,846,043	Ps.	3,706,926	Ps.	3,888,339
Operating income		1,962,256		1,081,300		842,464
Operating margin		8.9%		5.3%		3.9%
Integral financial result	Ps.	(348,332)	Ps.	(1,273,832)	Ps.	(1,351,473)
Impairment of fixed assets		(101,205)		(50,988)		(14,140)
Other income (expenses), net		(519,690)		(84,318)		(364,629)
Provisions for income taxes and employee profit sharing		65,083		251,725		165,986
Equity in associated companies and unconsolidated subsidiaries		(125,376)		(5,406)		11,252
Change in accounting principle		—		—		(1,384,294)
Extraordinary item		(309,998)		—		—
Majority net income (loss)		45,446		(1,084,545)		(2,240,387)
Exports (Ps. in millions) (1)	Ps.	10,061	Ps.	9,287	Ps.	9,477

(1)	The 2003 increase in exports as measured in Pesos is principally attributable to a favorable foreign exchange rate impact.

The following table presents financial data from our consolidated statements of income expressed as a percentage of net sales:

	Year ended December 31,
	2001	2002	2003
Net sales	100.0%	100.0%	100.0%
Cost of sales	73.7	76.5	78.3
Gross margin	26.3	23.5	21.7
Operating expenses	17.4	18.2	17.8
Operating margin	8.9	5.3	3.9
Integral financial result	(1.6)	(6.3)	(6.2)
Equity in associated companies and unconsolidated subsidiaries	(0.6)	(0.0)	0.0
Other expenses, net	(2.4)	(0.4)	(1.7)
Majority net income (loss)	0.2	(5.3)	(10.3)

Foreign Exchange Rates

We transact business in many currencies other than the Dollar. On average in 2003, the Dollar was weaker against the Euro and was stronger against the Peso.

As a result of our foreign currency exposure, exchange rate fluctuations have a significant impact in the form of both translation risk and transaction risk on our financial statements. Translation risk is the risk that our consolidated financial statements for a particular period or as of a certain date may be affected by changes in the prevailing rates of the various currencies of the reporting subsidiaries against the Dollars. Transaction risk is the risk that the value of transactions executed in currencies other than the subsidiary’s measurement currency may vary according to currency fluctuations. The Automotive Sector and the Chemical Sector are particularly affected by foreign exchange rates because a significant portion of their revenues are in Dollars.

New Administrative Restructuring

In the past few years, we have experienced a decrease in sales, which resulted in an increase in operating expenses (administrative and sales) as a percentage of sales, from 13.5% in 1998 to 18.2% in 2002. As a result in 2003, we laid off approximately 400 administrative employees, which resulted in a decrease in our operating expenses to 17.8%.

However, in an effort to further reduce costs, we initiated a new organizational restructuring at the end of 2003. This restructuring resulted in a layoff of more than 1,000 administrative employees. We anticipate that this restructuring will yield significant savings and we expect to reduce operating expenses to 15% in 2004.

This restructuring project should be completed by the end of 2004 and is expected to allow us to have a more flexible, efficient and lower-cost organizational structure.

Additional Considerations

AquaNova Donation. In October 2002, our board of directors decided to donate our shrimp business (AquaNova) to the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM). This was part of our broader efforts to divest assets that are underperforming or non-strategic, which we believe will enhance our competitiveness.

Closing of Bajío Operations. The decline of results of our pork business in 2002 can be attributed to the poor results in the Bajío region, as well as the high costs, low production levels, low efficiency and higher mortality of animals in that area. Accordingly, our board of directors decided to close the Bajío operations in September 2002. We incurred costs of Ps. 424,729 to discontinue the Bajío operations.

Fenoquimia. In 1994, Fenoquimia, S.A. de C.V., a wholly owned subsidiary of Desc (“Fenoquimia”), filed a lawsuit against, Sales Nacionales, S.A. de C.V. (“Sales Nacionales”), seeking to confirm the termination of certain agreements between them. Sales Nacionales filed a countersuit demanding, among other things, mandatory compliance with these contracts, plus the payment of damages and lost income. A final judicial resolution was issued on November 5, 1998, which ordered Fenoquimia to comply with the agreements in question and pay Sales Nacionales accrued damages and lost income, which amounts were to be approved by a court. On November 18, 2003, Sales Nacionales was awarded damages equal to Ps. 150,703. On December 11, 2003, Desc settled the claim with Sales Nacionales for an aggregate cash amount of Ps. 22,000 and real estate assets valued at Ps. 32,480, for which a reserve had previously been established.

Recall in the Automotive Sector. At the end of 2001, Stamping & Wheels, S.A. de C.V., an indirect 60% subsidiary of Desc, received a claim from its customer, Nissan Mexicana, S.A. de C.V. (“Nissan”) alleging the existence of defects in certain steel rims manufactured by Stamping & Wheels, S.A. de C.V. In 2003, Desc and Hayes Lemmerz Int. reached an agreement with Nissan to settle this claim for $7 million pursuant to an installment payment plan. As of December 31, 2003, the outstanding balance of the settlement payment was $2.7 million, which was recorded as a warranty liability. The final payment was made in May 2004.

Hayes Lemmerz Mexican Joint Venture. On January 15, 2004, Desc Automotriz and Hayes Lemmerz International Mexico, Inc. (“HLI”) agreed to end their joint venture. In furtherance of this agreement and in settlement of then pending litigation claims, Desc sold its aluminum wheel business to Hayes Lemmerz International, Inc. and acquired HLI’s equity interest in Steel Wheels, S.A. de C.V. Accordingly, Desc Automotriz now holds 100% of the shares of Steel Wheels, S.A. de C.V., which manufactures steel wheels. As of December 31, 2003, Desc adjusted the realizable value of the fixed assets of the aluminum wheels plant based on the selling price to HLI, generating a charge to year-end results of Ps. 114.2 million, net of taxes.

2003 and 2002 compared. Consolidated net sales for 2003 increased 6.8%, reaching Ps. 21,755,055 versus Ps. 20,360,380 in 2002, mainly due to improved revenues in the Chemical, Food and Real Estate Sectors. On the other hand, sales in the Automotive Sector decreased 10.4%. Exports totaled Ps. 9,477 million (or $860 million) representing a 2.0% annual increase principally due to a favorable exchange rate. The Chemical Sector increased its exports by of 22.4% and the Automotive Sector’s exports decreased by 8.1%. During 2003, our profitability was adversely affected by expenses for the implementation of the Tractor Project and non-recurring charges in the Automotive Sector, significant increases in the prices of basic raw materials used by the Chemical Sector, and increases in the Food Sector’s raw material prices. Cost increases could not be transferred to our customers due to the weakness of the markets. Therefore, our margins were adversely affected. Operating expenses increased 4.9% due to higher administrative and sales expenses. As a result, operating margin decreased from 5.3% in 2002 to 3.9% in 2003.

2002 and 2001 compared. Consolidated net sales for 2002 decreased 7.8% to Ps. 20,360,380 from Ps. 22,092,872 in 2001, and exports were Ps. 9,286,698 or ($902 million), representing a 7.6% decrease from 2001. These decreases were mainly due to the economic slowdown in the U.S. and Mexico, which started in 2001 and continued in 2002, primarily affecting the Autoparts and Chemical Sectors. In addition, net sales was also affected by higher raw material costs in the Chemical Sector, which were not passed on to final product prices at the same rate, and foreign currency exchange translation effects. Cost of sales decreased 4.4% from Ps. 16,284,573 in 2001 to Ps. 15,572,154 in 2002, principally due to the cost-reduction programs we implemented during the year, which was offset by the higher raw material costs. Our gross margin was 23.5% in 2002, which was lower than the 26.3% gross margin reported in 2001. Operating expenses decreased 3.6% from Ps. 3,846,043 in 2001 to Ps. 3,706,926 in 2002, due to our cost-reduction measures. As a result, operating margin decreased from 8.9% in 2001 to 5.3% in 2002. The factors described above and the charges for discontinued operations contributed to our net majority loss in 2002.

Segment Reporting

Automotive

The results of the Automotive Sector continued to be affected by the slow growth of the U.S. economy affecting the results of the Automotive Sector. Production in the NAFTA region declined by 3%, reaching 16.2 million vehicles and the Mexican automotive industry declined 13% compared with 2002. Additionally, Ford, General Motors and DaimlerChrysler, the North American OEMs, which represented 38% of our sales, lost 2% of the market to non-American manufacturers) globally. Our clients reduced their inventory levels by temporarily shutting down some of their assembly plants and using various sales promotions such as 0% financings and price discounts, which adversely affected our sales volume.

The following table presents selected operating data for our Automotive Sector:

	Year ended December 31,
	2001		Change from Previous Year (%)	2002		Change from Previous Year (%)	2003
	(In thousands, except percentages)
Net sales	Ps.	10,157,225	-14.0%	Ps.	8,731,810	-10.4%	Ps.	7,820,304
Cost of sales		7,674,936	-10.4%		6,877,621	-5.5%		6,500,085
Gross margin		24.4%			21.2%			16.9%

Operating expenses	Ps.	1,337,918	-9.6%	Ps.	1,210,105	-9.6%	Ps.	1,093,549
Operating income		1,144,371	-43.7%		644,084	-64.8%		226,670
Operating margin		11.3%			7.4%			2.9%

2003 and 2002 compared. During 2003, the Automotive Sector’s net sales decreased by 10.4%, from Ps. 8,731,810 in 2002 to Ps. 7,820,304 in 2003, and operating income decreased 64.8% from Ps. 644,084 in 2002 to Ps. 226,670 in 2003. These decreases were attributable to:

•	a 13% decline in annual production of cars and light trucks in Mexico to 1,518,628 units, and a 1.35% drop in the United States to 11,825,151 units;

•	temporary shutdowns of several assembly plants operated by General Motors, Ford, Renault-Nissan, Volkswagen and DaimlerChrysler in order to reduce inventory levels;

•	lower sales of axles, transmissions, pistons, wheels and stamping products due to a decreased demand from OEMs in the United States and Mexico, such as DaimlerChrysler, General Motors, Eaton and Renault-Nissan;

•	the impact on operating income of pre-operating expenses relating to the implementation of the Tractor Project installation at the propeller shaft, axle and forge businesses; and

•	the non-recurring charges associated with the write-off of inventory, pension reserves and guarantees, asset value adjustments, and administrative restructuring costs.

Sales were positively affected by:

•	The Tractor Project consists of the manufacturing and sale of parts for axles, semi-axles and output-shafts to Dana. In 2002, phase I of the project was implemented and included propeller shafts and forging. During 2003, phase II was implemented and included the platform and axle businesses. The Tractor Project generated $66 million in sales during 2003. As of today, the project is operating at full capacity.

•	Our gear business began supplying components to BMW North America for the front axle of its X5 platform as well as components for the front axle of Nissan’s ZW platform.

During 2003, exports sales were Ps. 5,233,967 (or $475 million), which represents an annual decrease of 8.1% compared to Ps. 5,695,321 in export sales during 2002. Cost of sales decreased 5.5%, from Ps. 6,877,621 in 2002 to Ps. 6,500,085 in 2003 due to lower sales. Operating expenses decreased 9.6% from Ps. 1,210,105 in 2002 to Ps. 1,093,549 in 2003, which in part reflects lower expenses due to lower sales volume. As a result of the above-mentioned reasons, operating margin decreased to 2.9% in 2003 compared to 7.4% in 2002.

2002 and 2001 compared. During 2002, the Automotive Sector’s net sales decreased by 14.0%, from Ps. 10,157,225 in 2001 to Ps. 8,731,810 in 2002. Sales were impacted by the closing of the Daimler Chrysler Lago Alberto Facility and the non-renewal of certain contracts with DaimlerChrysler (as the parties failed to reach agreement on the principal terms thereof), which collectively translated into a decline of approximately $200 million in annual sales, the reduced demand of automobiles in the NAFTA market as a result of the economic slowdown in the U.S. and Mexico and the strengthening of the Peso versus the Dollar. Production in the U.S. and Mexican automotive industries rose 7.5% and declined 2.4%, respectively, when compared to 2001. In addition, during 2002, as part of our strategy to sell non-strategic assets we closed our spark plugs (Bujías Mexicanas, S.A. de C.V.) and electric parts (Industria Eléctrica Automotriz, S.A. de C.V.) businesses and sold the underlying operational assets; the total sales of these businesses represented Ps. 16.2 million in 2001 and did not contribute to our operating income. During 2002, exports sales were Ps. 5,695,321 (or $555 million), which represents an annual decrease of 13.6% compared to Ps. 6,592,039 in export sales during 2001. Cost of sales decreased 10.4%, from Ps. 7,674,936 in 2001 to Ps. 6,877,621 in 2002 due to lower sales volume. Operating expenses decreased 9.6% from Ps. 1,337,918 in 2001 to Ps. 1,210,105 in 2002, which in part reflects lower expenses due to lower sales volume. As a result, operating income was Ps. 644,084 in 2002 compared to Ps. 1,144,371 in 2001. As a result of the above-mentioned reasons, operating margin decreased to 7.4% in 2002 compared to 11.3% in 2001.

Chemicals

Introduction

During 2003, the Chemical Sector’s sales increased by 9.1% and totaled Ps. 7,868.5 million despite the divestiture of its adhesive business and waterproofing products in the third quarter of 2003. Exports increased by 22.4%, totaling Ps. 3,106.3 million (or $282 million) principally due to increased exports in synthetic rubber (mainly to U.S., European and Asian markets) and polystyrene (mainly to U.S. markets). This increase in exports offset the decrease in Mexican market demand for some of our products. The domestic tire market showed a recovery during 2003 due to the reopening of the Michelin plant in Queretaro.

During 2003, due to global instability beginning in late 2002 stemming from political problems in Venezuela, the impact of the SARS epidemic in China and the war in Iraq, the price of crude oil has significantly increased resulting in a rise in the prices of products and services derived from crude oil. Consequently, basic raw materials in the petrochemical industry, such as vinyl benzene, butadiene and acrylonitrile, experienced major price increases during 2003, some of them even reaching historical highs. In addition, the increase in natural gas prices has severely affected the petrochemical industry in general.

Such increased raw material costs could not be transferred immediately to the prices of final products due to aggressive competition and weak demand, which had a negative impact on the operating results of the chemical sector. As a result of these factors, the operating margin for 2003 was 2.6% compared to 4.7% in 2002.

The following table presents selected operating data for our Chemical Sector:

	Year ended December 31,
	2001	Change from Previous Year (%)	2002	Change from Previous Year (%)	2003
	(In thousands, except percentages)
Net sales	Ps. 7,334,118	-1.7%	Ps. 7,211,861	9.1%	Ps. 7,868,456
Cost of sales	5,473,909	-0.1%	5,470,290	15.6%	6,325,727
Gross margin	25.4%		24.1%		19.6%
Operating expenses	Ps. 1,310,418	6.8%	Ps. 1,400,156	-4.3%	Ps. 1,339,805
Operating income	549,791	-37.9%	341,415	-40.6%	202,924
Operating margin	7.5%		4.7%		2.6%

2003 and 2002 compared. Net sales increased 9.1%, from Ps. 7,211,861 in 2002 to Ps. 7,868,456 in 2003, despite the divestiture of the adhesives and waterproofing businesses in October 2003.

The increase in net sales was principally due to an increase in demand and a slight recovery of the global markets. The principal businesses that experienced an increase in sales were carbon black (22%), acrylics (16%), phosphates (2%) and polystrene (1%). Inventory repositioning by some of our clients, the seasonal increase in demand at the end of the year and a slight recovery of markets were the main reasons for the volume growth. The Chemical Sector improved its utilization rates (operating at approximately 90% of installed capacity for most of its products) due to a slight recovery of markets, mainly in Europe and the United States.

These increases were offset, in part, by decreases in the sale of:

•	nitrile rubber, which was adversely affected by the slow recovery of the automotive industry, and

•	specialty rubber, which was adversely affected by the strength of the Euro and the challenging competitive landscape in the European market.

The Chemical Sector businesses posted improvements in utilization, reaching 90% of installed capacity in practically all of its products (particularly in the solution rubber and polystyrene business) due to a slight recovery of the markets, mainly in Europe and the United States. Inventory repositioning by some of our clients and the seasonal increase in demand at the end of the year were the main reasons for the volume growth.

Prices of our chemical products decreased in 2003, as a result of the anemic global economic environment and the continued presence of integrated competition with very low pricing. This situation resulted in a global oversupply of certain chemicals.

The weakness of the markets and the rise in raw material prices such as styrene monomer, butadiene monomer and acrylonitrile monomer, as well as natural gas, severely affected the industry in general. These increases in raw material prices were not passed on at the same rate to the price of our finished products, due to aggressive competition and the weak demand. As a result, operating income decreased 40% to Ps. 202,924 while the operating margin decreased to 2.6% in 2003, compared to 4.7% reported in 2002.

2002 and 2001 compared. Net sales decreased 1.7%, from Ps. 7,334,118 in 2001 to Ps. 7,211,861 in 2002. The continuing depressed global economic conditions, the global oversupply of chemical products and increased price competition contributed to the decrease in sales. The decrease in sales was primarily due to lower volumes during the second half of the year resulting from the worldwide economic slowdown, market contractions in the tire, furniture, construction, packaging and disposable products industries, as well as the high inventory levels of our clients. In 2002 prices were affected, in most businesses, by the depressed global economic situation, and strong competitive landscape characterized by low prices and the oversupply of some products such as plastic, rubber and laminates. In 2002, export sales were equal to Ps. 2,538,326, which reflects an 12% increase from 2001, but were partially offset by a decrease in demand in the Mexican market due to the closing of the Euzkadi tire-production facility, as well as the structural crisis in the footwear industry. During 2002, cost of sales decreased 0.1% to Ps. 5,470,290, compared to Ps. 5,473,909 in 2001, and operating expenses increased 6.8% to Ps. 1,400,156, compared to Ps. 1,310,418 in 2001. The decrease in costs of sales was due to cost-reduction measures and the greater utilization of installed capacity. The rise in the prices of raw materials like styrene monomer, butadiene monomer and acrylonitrile monomer, as well as, natural gas severely affected the industry in general, including Desc. The rise in raw material prices could not be transferred at the same rate to the final product due to the aggressive competition and the weak demand. Due to the decrease in sales, operating income declined 37.9%, from Ps. 549,791 in 2001 to Ps. 341,415 in 2002. As a result of the above-mentioned reasons, operating margin decreased to 4.7% in 2002 compared with 7.5% in 2001.

Food

Introduction

Branded Products

Sales of our branded products grew in 2003 despite a decrease in demand due to the weak economic activity in Mexico and the United States. The increase in sales volume growth was principally due to increased sales of our Del Fuerte chile and salsa lines, increased distribution of Ybarra tuna and increased sales of Zuko powdered drinks.

Our sales of branded products in the United States were affected by a strike at Southern California’s three main convenience store chains and increased costs due to a small fish harvest.

In 2003, we increased our marketing and promotion of our branded food products. Our brand “La Victoria” continued to distinguish itself as a leader in the Mexican sauce market in the west coast of the United States and, as a result we introduced additional product lines under the “La Victoria” brand.

Our Embasa brand, which includes jalapenos, chipotles, serranos, green tomatoes, peppers and sauces, maintained its market share. Tomato-based products marketed under the Del Fuerte brand had a 63.2% market share, demonstrating it is a leading product favored by consumers. Our Blasón coffee brand, which is a premium product in the toasted and ground coffee bean segment, improved its exports to the U.S. market by 40%.

Pork business

In 2003, our pork business experienced an increase in sales, principally as a result of a recovery of international pork prices and the stability of the Peso against the Dollar. Due to an increased demand of grains, we experienced higher raw material costs.

The following table presents selected operating data for our Food Sector:

	Year ended December 31,
	2001		Change from Previous Year (%)	2002		Change from Previous Year (%)	2003
	(In thousands, except percentages)
Net sales	Ps.	3,693,349	-3.0%	Ps.	3,581,989	8.4%	Ps.	3,883,594
Cost of sales		2,690,972	3.0%		2,772,484	2.1%		2,831,602
Gross margin		27.1%			22.6%			27.1%
Operating expenses	Ps.	827,450	-14.5%	Ps.	707,125	31.2%	Ps.	928,005
Operating income		174,927	-41.5%		102,380	21.1%		123,985
Operating margin		4.7%			2.9%			3.2%

2003 and 2002 compared. During 2003, net sales increased by 8.4%, from Ps. 3,581,989 in 2002 to Ps. 3,883,594 in 2003. This increase was mainly due to: a 7.6% increase in the sales of branded products in the domestic market, which was primarily supported by the strong performance of “Del Fuerte” tomato puree, “Embasa” ketchup; higher exports of our coffee to the United States; an 8.8% increase in pork sales, due to higher domestic and international pork prices, and a 3.3% increase in pork exports to Japan. Cost of sales increased 2.1% to Ps. 2,831,602 from Ps. 2,772,484 due to increases in raw material prices such as cans and cooking oil, which are used in our branded products business, and in 2002, grains, corn, sorghum and soy, which are used in our pork operations. Operating expenses increased 31.2%, from Ps. 707,125 in 2002 to Ps. 928,005 in 2003, principally due to costs associated with employee layoffs and higher marketing, administrative and sales expenses. As a result of the foregoing and the closing of our Bajio pork operations, operating income increased 21.1%, from Ps. 102,380 in 2002 to Ps. 123,985 in 2003, and operating margin increased to 3.2% in 2003 compared with 2.9% in 2002.

2002 and 2001 compared. During 2002, net sales declined by 3.0%, from Ps. 3,693,349 in 2001 to Ps. 3,581,989 in 2002, due to lower sales in our pork business, the closing of the Bajio operations, a 22% reduction in pork prices and the discontinuance of our shrimp business in 2001. The decrease in net sales was partially offset by increases in our branded food business and savings from cost reduction programs. In our pork business, exports to Japan increased by 21.9%. Cost of sales increased 3.0% to Ps. 2,772,484, compared to Ps. 2,690,972 in 2001 due in part to an increase in price of grains used in our pork business, and operating expenses decreased 14.5% from Ps. 827,450 in 2001 to Ps. 707,125 in 2002, due in part to our cost-reduction measures. Operating income decreased 41.5%, from Ps. 174,927 in 2001 to Ps. 102,380 in 2002, due to the restructuring of our branded food business and the implementation of a new distribution strategy. As a result, operating margin decreased from 4.7% in 2001 to 2.9% in 2002.

Real Estate

In 2003, the Real Estate Sector was affected by the slow recovery of the North American economy.

Nevertheless, the Real Estate Sector had an exceptional year due to sales in Bosques de Santa Fe and Punta Mita, as well as the sale of a territorial reserve in the Estado de México and a piece of land from our Arcos Bosques development. The construction of the Arcos Bosques North Building C was completed and more than half of the building was sold during the presale stage.

With regard to our tourist projects, we continued selling “Ranchos”, which are large lots of approximately one hectare, near the seashore. Sales of lots adjacent to the golf course continued, as well as some luxury beach lots. Also, Punta Mita started the construction and promotion of the first phase of hillside villas.

As for our residential developments, we made significant advances in the urbanization as well as in the sales of “Bosques de Santa Fe”, a project located in the southern part of Santa Fe in Mexico City. This project’s infrastructure and recreational areas are expected to be completed by October of 2004. Approximately 87% of the residential lots and 57% of the multifamily lots have been sold. Currently, there are more than 29 houses and 115 apartments under construction, with several families already living in this residential development.

We continued marketing the residential lots of “La Estadía”, “Punta Ixtapa” and “La Punta Bosques” (with only 2 lots available for sale in “La Punta Bosques”, 6 lots remaining in “Punta Ixtapa” and 15 lots remaining in “La Estadia”).

Due to the sale of Club Ecuestre, we had non-recurring revenues in 2003. Therefore, we anticipate that the Real Estate Sector’s sales and operating margins for 2004 will be lower than 2003 figures.

The following table presents selected operating data for the Real Estate Sector:

	Year ended December 31,
	2001		Change from Previous Year (%)	2002		Change from Previous Year (%)	2003
	(In thousands, except percentages)
Net sales
Residential	Ps.	340,837	4.1%	Ps.	354,770	241.9%	Ps.	1,213,066
Tourism/resort		293,710	-29.0%		208,437	111.7%		441,267
Commercial		252,560	-6.5%		236,076	33.3%		314,620

Total	Ps.	887,107	-9.9%	Ps.	799,283	146.3%	Ps.	1,968,953
Cost of sales(1)		470,429	-4.0%		451,623	180.2%		1,265,649
Gross margin		47.0%			43.5%			35.7%
Operating expenses	Ps.	257,240	2.1%	Ps.	262,747	10.7%	Ps.	290,975
Operating income		159,438	-99.5%		84,913	385.6%		412,329

	Year ended December 31,
	2001	Change from Previous Year (%)	2002	Change from Previous Year (%)	2003
	(In thousands, except percentages)
Operating margin	18.0%		10.6%		20.9%

(1)	Includes recognized cost of land, subcontracted construction costs, permit costs, architects’ and engineering fees and related costs. These costs are recognized proportionately as revenues are recognized for the particular project.

2003 and 2002 compared. During 2003, net sales increased by 146.3%, from Ps. 799,283 in 2002 to Ps. 1,968,953 in 2003. This increase was due to the sale of the “Bosques de la Estadía” and “West Tower” land reserves. The cost of sales increased by 180.2% to Ps. 1,265,649 in 2003 compared to Ps. 451,623 in 2002, and operating expenses increased by 10.7%, from Ps. 262,747 in 2002 to Ps. 290,975 in 2003, in each case due to an increase in net sales. Consequently, gross margin decreased to 35.7% in 2003 compared to 43.5% in 2002. Operating income increased 385.6% to Ps. 412,329 in 2003 from Ps. 84,913 in 2002 due to the increase in net sales. The operating margin in 2003 was 20.9% compared to 10.6% in 2002, which reflects a mixture of sales with higher margins. During 2003, capital expenditures decreased to Ps. 2,477 from Ps. 24,979 in 2002.

2002 and 2001 compared. During 2002, net sales declined by 9.9%, from Ps. 887,107 in 2001 to Ps. 799,283 in 2002. This decline was due to the slowdown of the U.S. and Mexican economies, thereby delaying sales of the Punta Mita and Bosques de Santa Fe projects into 2003. The cost of sales declined by 4.0% to Ps. 451,623 in 2002 compared to Ps. 470,429 in 2001, due to a lower sales volume and our cost-reduction programs, and operating expenses increased by 2.1%, from Ps. 257,240 in 2001 to Ps. 262,747 in 2002. Consequently, gross margin decreased to 43.5% in 2002 compared to 47.0% in 2001. Operating income declined 46.7% to Ps. 84,913 in 2002 from Ps. 159,438 in 2001 due to the decline in sales. The operating margin in 2002 was 10.6% compared to 18.0% in 2001, which reflects a mixture of sales with smaller margins.

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

The following table presents the components of our integral financial result for each of the periods indicated:

	Year ended December 31,
	2001		2002		2003
	(In thousands)

Interest expense	Ps.	(1,076,283)	Ps.	(865,104)	Ps.	(1,076,072)
Interest income		126,211		68,192		42,136
UDIS variation		(109,282)		(120,648)		(93,847)

	Year ended December 31,
	2001		2002		2003
	(In thousands)
Exchange, gain (loss), net		336,046		(770,354)		(529,668)
Gain on monetary position		374,976		414,082		305,978

Integral financial result	Ps.	(348,332)	Ps.	(1,273,832)	Ps.	(1,351,473)

2003 and 2002 compared. In 2003, the integral financial result reflected a loss of Ps. 1,351,473 compared to a loss of Ps. 1,273,832 in 2002. This result was mainly due to a combination of the following factors: (i) an increase of 24.4% in interest expense from Ps. 865,104 in 2002 to Ps. 1,076,072 in 2003, which reflects an increase in the interest spread of our debt and Ps. 200 million in banking fees, commissions and other expenses incurred in connection with our debt restructuring; (ii) a decrease of 38.2% in interest earned from Ps. 68,192 in 2002 to Ps. 42,136 in 2003, owing to lower levels of cash (iii) the depreciation of the Peso during 2003, which created an exchange rate loss of Ps. 529,668 in comparison to the exchange rate loss of Ps. 770,354 in 2002; (iv) a loss of Ps. 93,847 in 2003 from the two medium-term notes denominated in UDIS, and (v) a 26.1% decrease in the gain from monetary position, from Ps. 414,082 in 2002 to Ps. 305,978 in 2003, which is due to a lower inflation rate.

2002 and 2001 compared. In 2002, the integral financial result reflected a loss of Ps. 1,273,832 compared to a loss of Ps. 348,332 in 2001. This result was mainly due to the combination of the following factors: (i) a decline of 19.6% in interest expense from Ps. 1,076,283 in 2001 to Ps. 865,104 in 2002, which is attributable to the decline in interest rates; (ii) a 46.0% decrease in interest income from Ps. 126,211 in 2001 to Ps. 68,192 in 2002, which is due to a decline in cash levels and interest rates; (iii) a depreciation of the Peso exchange rate during 2002, which resulted in an exchange rate loss of Ps. 770,354 compared to an exchange rate gain of Ps. 336,046 in 2001; (iv) a loss of Ps. 120,648 from the two medium-term notes denominated in UDIS; and (v) a 10.4% increase in the gain from monetary position, from Ps. 374,976 in 2001 to Ps. 414,082 in 2002 due to an increase in the inflation rate in 2002.

Other expense and change in accounting principles

In 2003, net other expenses amounted to Ps. 1,763,063, compared to Ps. 135,306 in 2002. The principal expenses in 2003 consisted of amortization of goodwill, pre-operating expenses and patents of Ps. 154,377, severance payments of Ps. 121,131, loss on the sale of assets and stock of Ps. 87,661 and impairment of fixed assets of Ps. 14,140. In 2002, other expenses principally consisted of amortization of goodwill, expenses incurred prior to the commencement of operations and amortization of patents, which collectively were equal to Ps. 117,488 and impairment of fixed assets of Ps. 50,988.

Additionally, Desc adopted the new Bulletin C-15, which resulted in a charge to the 2003 year-end results of Ps. 1,384,294, net of taxes.

Income taxes and employee profit sharing

As a result of amendments to the Mexican income tax law, which became effective on January 1, 1999, the nominal corporate income tax rate was increased from 34% to 35%. The nominal corporate tax rate, however, may not be less than 1.8% of the average value of a company’s assets, subject to some adjustments, whether or not the company had taxable income for the year. From 1999 through 2001, companies were permitted to defer a portion of their income tax liability on their net taxable income until dividends were paid from that income. For 1999, companies initially were required to pay income tax at a

32% rate, with the remaining 3% income tax liability payable on a proportional basis upon the distribution of dividends. For 1999, 2000 and 2001, the income tax liability due initially was 30% and the remaining 5% income tax could be deferred. Effective January 1, 2002, a new Mexican income tax became effective and eliminated the option to defer the 5% portion of the income tax payment and reduces the 35% tax rate by one percentage point each year until reaching 32% in 2005. The deduction for employee statutory profit sharing (“PTU”) and the obligation to withhold taxes on dividends paid to individuals or foreign residents were also eliminated. With some exceptions, the amendments to the Mexican income tax laws also limit the extent to which we may reduce our consolidated tax liability by offsetting tax liabilities in some of our subsidiaries against tax losses in other subsidiaries, to 60% of our equity interest in the relevant subsidiaries.

In addition, aside from wages and agreed-upon fringe benefits, we and each of our subsidiaries are required by law to provide to our workers PTU equal to 10% of taxable profit of the relevant company, calculated before any adjustments for inflation or amortization of tax losses for previous years.

Revised Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing,” became effective on January 1, 2000 for all Mexican companies. Prior to the effective date of this Bulletin, companies reporting under Mexican GAAP did not record the deferred tax effect of recurring temporary differences in the timing of the recognition of income and expenses for financial statement and income tax purposes. These differences, together with other non-recurring and permanent differences between income and expenses for accounting and tax purposes, resulted in an effective income tax rate that was lower than the statutory rate. New Bulletin D-4 requires that the comprehensive deferred effects (assets or liabilities) applicable to the cumulative temporary differences between assets and liabilities for financial statement and tax purposes be recorded. Deferred employee profit sharing will be calculated only for the temporary differences of the year whose reversal period can be determined. Our effective income tax rate for corporate income taxes was (9.5)% in 2001, (43.6)% in 2002 and (7.0)% in 2003, as compared to the combined statutory rates of 35% in 2001 and 2002 and 34% in 2003.

U.S. GAAP Reconciliation

In 2003, we had a net loss under U.S. GAAP of Ps.350,876 compared to a net loss under Mexican GAAP of Ps. 2,240,387. In 2002, we a had net loss under U.S. GAAP of Ps. 2,178,062 compared to a net loss under Mexican GAAP of Ps. 1,084,545. In 2001, we had a net loss under U.S. GAAP of Ps. 133,910 compared to net income under Mexican GAAP of Ps. 45,446. These differences are attributable mainly to the recognition of deferred taxes and employee profit sharing, net of their monetary gain, and the effect of restatement of fixed assets based on NCPI for U.S. GAAP rather than Dollars as recorded under Mexican GAAP. The other major reasons for these differences relate to the recognition of the benefits of tax consolidation, preoperating expenses, as well as the minority interest and inflation effect of the U.S. GAAP adjustments and additionally in 2002 for the impairment of the goodwill.

For a further description of these and other adjustments under U.S. GAAP, see Notes 23 and 24 to the Financial Statements. Also, in Note 23 to the Financial Statement there is a discussion of recently issued accounting standards and their estimated impact on Desc’s financial position and results of operations.

New Accounting Principles

Mexican GAAP

In December 2001, the Mexican Institute of Public Accountants (the “IMCP”) issued new Bulletin C-9, “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments” (C-9) (“New Bulletin C-9”), whose provisions are mandatory for fiscal years beginning January 2003, although early application is encouraged. C-9 supersedes the former bulletins C-9, “Liabilities”, and C-12, “Contingencies and Commitments”, and establishes additional guidelines clarifying the accounting for liabilities, provisions and contingent assets and liabilities, and establishes new standards for the use of present value techniques to measure liabilities and accounting for the early settlement of obligations. During 2003, there was no adverse effect as a result of the application of New Bulletin C-9.

In January 2002, the IMCP issued a new Bulletin C-8, “Intangible Assets” (“New Bulletin C-8”), whose provisions are mandatory for fiscal years beginning January 1, 2003, although early application is encouraged. New Bulletin C-8 supersedes the former Bulletin C-8, “Intangibles”, and establishes that project development costs should be capitalized if they fulfill the criteria established for recognition as assets. Any preoperating costs incurred after the effective date of Bulletin should be recorded as an expense, unless they meet certain criteria. The unamortized balance of capitalized preoperating costs under the former Bulletin C-8 will continue to be amortized. New Bulletin C-8 requires identification of all intangible assets to reduce as much as possible the goodwill relative to business combinations. During the year ended December 31, 2003, there was no adverse effect derived from the application of New Bulletin C-8.

In December 2002, the IMCP issued a new bulletin E-1, “Agriculture” (“New Bulletin E-1”), the observance of which is also compulsory for fiscal years beginning on or after January 1, 2003, although earlier adoption is recommended. New Bulletin E-1 establishes the rules for valuing, presenting and disclosing biological assets and agricultural products, which includes the administration carried out by a related party with respect to biological transformation of live animals or plants (biological assets) that are destined to be sold as an agricultural product or as a comprehensive part of a biological asset. New Bulletin E-1 requires biological assets and agricultural products to be valued at their fair market value, less the estimated costs at the point of sale. New Bulletin E-1 also states that when the fair market value cannot be determined in a reliable and objective manner, the aforementioned assets should be valued at production cost, less accumulated depreciation. Crop production in progress as of December 31, 2003 is valued at cost. The effects derived from the application of New Bulletin E-1 in the consolidated financial statements were not material.

In May 2003, the IMCP issued Bulletin C-12 “Financial Instruments of a Debt or Equity Nature or a Combination of Both” (“Bulletin C-12”), whose application is mandatory for financial statements of periods beginning on or after January 1, 2004, although early adoption is encouraged. Bulletin C-12 is the compilation of the standards issued by the IMCP with respect to the issue of debt or equity financial instruments, or a combination of both, and includes additional standards on the accounting recognition for these instruments. Consequently, Bulletin C-12 indicates the basic differences between liabilities and stockholders’ equity and establishes the rules for classifying and valuing the components of debt and equity of combined financial instruments in the initial recognition. Subsequent recognition and valuation of liabilities and stockholders’ equity of the financial instruments is subject to the standards issued previously in the applicable bulletins. We believe that the effects of adopting this new accounting principle will not have significant effects on its consolidated financial position and results of operations.

In April 2003, Bulletin B-5, “Financial Information by Segment” (“Bulletin B-5”), issued by IMCP went into effect superseding the provisions in International Accounting Standard (“IAS”) No. 14, “Segment Reporting,” which was a supplement based on the provisions in Bulletin A-8, “Aplicación Supletoria de Normas Interacionales de Contabilidad” (Supplementary Application of International Accounting Standards), with respect to disclosing financial information by segment. The provisions of this new bulletin are substantially similar to those of IAS No. 14; however, Bulletin B-5 incorporates a managerial focus, which requires at a minimum disclosure of the segment information that is used by management to make decisions. These new provisions do not change the segment information previously presented by us.

In March 2003, the IMCP issued Bulletin C-15, “Impairment of Long-Lived Assets and their Related Disposal” (“Bulletin C-15”), whose application is mandatory for financial statements of periods beginning January 1, 2004, although early application is encouraged. Desc early adopted the provisions of new Bulletin C-15. Bulletin C-15 establishes, among other things, that if there is an indication of impairment of a long-lived asset in such use, whether tangible or intangible, including goodwill, entities must determine the possible loss from impairment, unless they have evidence clearly demonstrating that such impairment is of a temporary nature. To calculate the loss from impairment requires the determination of the recovery value, now defined as the higher of the net selling price of cash generating unit and its use value, which is the present value of future net cash flows, at an appropriate discount rates. In the provisions prior to Bulletin C-15, net future cash flows referenced to the purchasing power in effect at the evaluation date were used, without requiring the discounting of such flows. The effect derived from the application of this new principle was the recognition of Ps. 712,457 of impairment in the value of certain property, plant and equipment and Ps. 898,891 of impairment in the value of the goodwill of certain subsidiaries. The charge to the 2003 results was Ps. 1,384,294, net of a reduction of Ps. 227,054 in the related deferred income tax liability, presented in the statement of income under the heading “Change in accounting principle”.

U.S. GAAP

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statements of Financial Accounting Standards (“SFAS”) No. 143, which was effective for Desc beginning in 2003. Desc plans to adopt this new standard in 2003. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the year in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 did not have a significant impact on our financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”, which requires that gains and losses from extinguishment of debt in all years presented be classified as extraordinary items only if they meet the criteria of Accounting Principles Board Opinion 30, “Reporting the Results of Operations - Discontinued Events and Extraordinary Items”. The amendment of SFAS No. 13, “Accounting for Leases”, eliminates an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The new standard will be effective for financial statements issued for fiscal years beginning after May 15, 2002 and lease transactions occurring after May 15, 2002, with early application encouraged. Desc adopted this new standard in 2003. SFAS No. 145 did not have a significant impact on our financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. The principal difference between SFAS No. 146 and EITF 94-3 relates to the SFAS requirement that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred, as opposed to recognition under EITF 94-3 at the date of an entity’s commitment to an exit plan. The provisions of SFAS No. 146 will be effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Previously issued financial statements cannot be restated, and the provisions of EITF 94-3 shall continue to apply for an exit activity initiated under an exit plan prior to the initial application of SFAS No. 146. Desc adopted this new standard in 2003. SFAS No. 146 did not have a significant impact on our financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), which requires that a guarantor recognize, when certain guarantees are established, a liability for the fair value of the obligation undertaken in issuing such guarantee. FIN 45 also requires additional disclosure requirements about the guarantor’s obligations under certain guarantees that it has issued. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statement periods ending after December 15, 2002. FIN 45 did not have a significant impact on our financial position or results of operations.

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities”. FIN 46 clarified the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective immediately for all variable interests held by Desc in a variable interest entity created after January 31, 2003. For a variable interest held by Desc in a variable interest entity created before February 1, 2003, Desc will be required to apply the provisions of FIN 46 as of December 31, 2004. The Company does not currently have any variable interests in a variable interest entity.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. The changes in SFAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. The new standard will be effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. In addition, except as stated below, all provisions of this statement should be applied prospectively.

The provisions of this statement that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. SFAS No. 149 did not have a significant impact on our financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, which aims to eliminate diversity in practice by requiring that the following three types of financial instruments be reported as liabilities by their issuers:

•	Mandatorily redeemable instruments (i.e., instruments issued in the form of shares that unconditionally obligate the issuer to redeem the shares for cash or by transferring other assets).

•	Forward purchase contracts, written put options, and other financial instruments not in the form of shares that either obligate or may obligate the issuer to settle its obligation for cash or by transferring other assets.

•	Certain financial instruments that include an obligation that (1) the issuer may or must settle by issuing a variable number of its equity shares and (2) has a “monetary value” at inception that (a) is fixed, (b) is tied to a market index or other benchmark (something other than the fair value of the issuer’s equity shares), or (c) varies inversely with the fair value of the equity shares, for example, a written put option.

To date these types of instruments have been variously reported by their issuers as liabilities, as part of equity, or between the liability and equity sections (sometimes referred to as “mezzanine” reporting) of the balance sheet. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003, and pre-existing instruments effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 did not have a significant impact on our financial position, results of operation or cash flows.

B. Liquidity and Capital Resources

Liquidity

We are a holding company and, as such, have no operations of our own. Our ability to meet our obligations is primarily dependent on the earnings and cash flows of our direct and indirect subsidiaries and the ability of those subsidiaries to pay us dividends, interest on intercompany loans or other amounts.

In 2002, we relied primarily on cash flows from our operations, as well as cash from our credit facilities, to fund our obligations. At the end of 2002 and in 2003, we were in default of the Credit Agreements and were unable to incur new indebtedness or borrow from our existing facilities. As a result, in 2003, we exclusively relied on internally generated cash flow and proceeds from the sale of non-strategic assets to satisfy our obligations.

During 2003, we used cash resources to (1) pay interest expense, (2) pay taxes, (3) finance working capital requirements and (4) finance capital expenditures. At the end of 2003, we used a portion of the proceeds from the sale of our adhesives and waterproofing business to make a $40 million principal payment on our indebtedness, which was the sole principal payment of the year. Since our debt refinancing in 2003, we have principally used our cash flows to prepay our indebtedness.

Currently, we do not have any capital commitments related to any capital expenditures investments. We have also increased our internally generated cash flows by reducing our working capital requirements and operating expenses. In addition, in March 2004, our stockholders approved a proposal to increase our capital stock by approximately Ps. 2.738 billion by issuing approximately 912,719,584 shares of our Series A and Series B shares. In connection with the capital increase, Desc entered into a Stock Subscription Cooperation Agreement with Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa (“Inbursa”), pursuant to which Inbursa agreed to purchase up to Ps. 2 billion of any unsubscribed shares on the same terms as our stockholders. Approximately 502,544,745 shares or 55% of the total shares issued in the capital increase were subscribed by our stockholders, and 410,174,839 shares were sold to Inbursa. The proceeds from the increase in capital stock and internally generated cash flows were used to prepay our indebtedness in the following manner: $162 million was used to prepay our long-term credit facility, $20 million was applied towards repayment of our revolving bank credit line and $74 million will be used to redeem the outstanding Notes on June 30, 2004. As a result of these prepayments, the interest spread on certain of our credit facilities have been reduced. See the discussion below under the heading “Credit Facilities” for additional information on our new credit facilities.

In accordance with Desc’s strategy and the terms of some of our credit agreements, the net available cash obtained from any asset sale or equity or indebtedness issuance, as well as a significant percentage of the excess cash generated by our operations will be used to reduce our outstanding indebtedness. The reduction of our debt levels will improve our financial situation, optimize our weighted average cost of debt, improve our financial indicators and recover our profitability levels.

Accordingly, we believe that these sources will be adequate to meet our cash requirements over the next 12 months.

The table below summarizes the sources and uses of cash for the three years ended December 31, 2003. Under Mexican GAAP, we present our consolidated statement of changes in financial position in accordance with Bulletin B-12, “Statement of Changes in Financial Position” (“Bulletin B-12”), which identifies the generation and application of resources by the differences between opening and final financial statement balances in constant Mexican pesos. Bulletin B-12 also requires that monetary and foreign exchange gains and losses be treated as cash items for the determination of resources generated by operations.

Principal Sources and Uses of Cash

Year ended December 31,

(thousands of constant Pesos at December 31, 2003)

	2001		2002		2003
Net cash generated by (used in) operating activities	Ps	3,545,599	Ps	79,122	Ps	(1,628,153)
Net cash generated by (used in) investing activities		675,094		(520,714)		1,195,110
Net cash provided by (used in) financing activities		(4,480,930)		1,458,670		(1,348,553)
Payments of debt		(508,058)		(2,654,645)		(7,505,534)
Proceeds from debt		(1,384,338)		4,852,720		7,097,310
Dividends paid		(228,323)		(440,469)		(206,315)

Net Cash Generated by (Used In) Operating Activities

Net cash generated by operating activities was Ps. 3,545,599 in 2001 and Ps. 79,122 in 2002 and net cash used in operating activities was approximately Ps. 1,628,153 in 2003. In 2003, the cash used in our operating activities was primarily attributable to a loss in our integral financial result of Ps. 1,351,473, the extraordinary charge for the adoption of the Bulletin C-15 of Ps. 1,384,294 and increased working capital requirements equal to Ps. 505,633. This was partially offset by depreciation and amortization for Ps. 1,380,750.

As of December 31, 2003, we had cash and marketable securities totaling Ps. 286,453 on a non-consolidated basis, and Ps. 719,967 on a consolidated basis.

During 2003, we received Ps. 102,452 in dividends from our subsidiaries, which we used to pay dividends to our stockholders totaling Ps. 206,315 (which dividends were declared in 2002) and to service debt. During 2002, we received Ps. 285,814 in dividends from our subsidiaries, which we also used to pay dividends to our stockholders totaling Ps. 440,469 and to service debt. During 2001, we received Ps. 117,988 in dividends from our subsidiaries, which we used to pay dividends to our stockholders totaling Ps. 228,323. The dividend policies of the entity proposing to pay the dividend may change at the discretion of its stockholders and is subject to the limitations under our credit agreements. In addition, general limitations under Mexican corporate law apply to the amount of dividends payable by each of Desc and its direct and indirect subsidiaries.

All of our series of shares are entitled to the same dividend and distribution rights, and, therefore, any dividends must be declared and paid in equal amounts with respect to all outstanding shares. We did not declare any dividends in 1999 and 2003, and paid cash dividends in 2000, 2001 and 2002. The table below presents the cash and stock dividends paid on each share, as well as the number of shares entitled to these dividends during the periods indicated. Dividend per share amounts have not been adjusted for inflation, and reflect share amounts outstanding immediately prior to the distribution of the dividend. Peso figures have been translated into Dollars at the Noon Buying Rate on the first date that the dividend was available for payment:

Period	Number of shares entitled to dividends	Dividends per share(1)
1999	1,492,363,425	0.00
2000	1,444,774,155	0.27
2001(2)	1,368,998,270	0.29
2002(3)	1,369,079,376	0.29
2003	1,369,079,376	0.00

(1)	Dividends reflected in the table are in nominal Pesos.
(2)	Paid on July 20, 2001, October 19, 2001, January 31, 2002 and April 18, 2002.
(3)	Paid on July 25, 2002, October 24, 2002, January 31, 2003 and April 9, 2003.

In accordance with Mexican Law and our ByLaws, at least 5% of our net income, as reflected in the financial statements approved by our stockholders, must be allocated to a legal reserve until this reserve equals 20% of our paid-in capital. We increased this reserve in April 1998 to reflect the increase in paid-in-capital caused by the stock dividend declared in 1997. After this allocation, the remainder of our net profits is available for distributions as dividends subject to stockholders’ approval and the terms of any applicable law or indebtedness that restricts dividends.

The declaration, amount and payment of dividends are determined by majority vote of the holders of the Series A shares and the Series B shares, generally, but not necessarily, on the recommendation of our board of directors, and will depend on our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors and the holders of the Series A and the Series B shares.

As a general policy, approximately 35% of the legally available net income of Desc has been paid annually to our stockholders. However in 1999 and 2003, we were not permitted to pay cash dividends under the terms of our then existing credit facilities that have since been repaid. On December 23, 2003, Desc refinanced a significant portion of its bank indebtedness. As part of such refinancing, Desc agreed not to pay cash dividends to its stockholders unless it complies with certain financial ratios and its outstanding indebtedness is below certain thresholds. Our outstanding indebtedness does not currently allow us to pay any dividends. Therefore, at our last stockholders’ meeting held on April 26, 2004, our stockholders resolved not to pay cash dividends in 2004.

We cannot assure you that we will be able to pay cash dividends in the future or that any future dividends will be comparable to historical dividends.

Owners of ADSs are entitled to receive any dividends payable in respect of the Series B shares underlying the ADSs. The Depositary generally will convert cash dividends received by it in respect of Series B shares evidenced by ADSs from Pesos into Dollars and, after deduction or upon payment of expenses of the Depositary, pays these dividends to the holders of ADSs in Dollars.

Net Cash Generated by (Used In) Investing Activities

In 2003, our investment activities primarily consisted of capital expenditures and the acquisition of the capital stock of our minority partners equity interests in Corfuerte and Authentic Acquisition Corporation. Net cash provided by investing activities in 2001 and 2003 was approximately Ps. 675,094 and Ps. 1,195,110, respectively. Net cash used in investing activities in 2002 was approximately Ps. 520,714.

Net Cash Generated by (Used In) Financing Activities

Net cash (applied to) generated by financing activities was Ps. (4,480,930) in 2001, Ps. 1,458,670 in 2002 and Ps. (1,348,553) in 2003. In 2003, net cash was primarily used to pay indebtedness of Ps. 892,913 and dividends in the amount of Ps. 206,315.

In the past, our principal subsidiaries generally did not rely on Desc or each other for financing, except when substantial capital expenditures were to be made and in other limited circumstances. Since the last quarter of 2001, Desc has been the source of financing for our subsidiaries through intercompany loans. We anticipate that Desc alone will make future debt offerings in the capital markets. The proceeds of any future offerings of this kind would be used to repay debt at the Desc level or, to the extent required by a subsidiary and to the extend permitted by the covenants in our credit agreements, would be provided to the subsidiary either by means of a capital contribution or an intercompany loan, as determined by Desc at the time. See below under the heading “Credit Facilities” for a discussion of the restrictions under our credit agreements.

Credit Facilities

As of December 31, 2003, our consolidated liabilities were Ps. 11,801 million. Of this amount, Ps. 1, 283 million are Peso-denominated, Ps. 2,282 are UDIS, Ps. 7,418 ($662 million) are Dollar-denominated and Ps. 818 ($73 million) correspond to the Notes. The total indebtedness of our syndicated credit facilities is Ps. 8,064 million (including the Peso, Dollar and revolving credit facilities)

As part of our 2003 restructuring plan, we reached an agreement with our creditors to refinance our then existing syndicated loans and the majority of our short-term debt. Approximately $720 million of debt was refinanced ($479 million in dollar-denominated long-term debt, Ps. 1,300 million in peso-denominated long-term debt and $112 million in revolving debt and letters of credit). The refinancing substantially reduces our short- and medium-term financial requirements as the maturities for the remaining debt are $27 million for 2004 and $18 million for 2005.

In connection with the refinancing, we entered into the following credit agreements:

•	Credit Agreement, dated as of December 19, 2003, among Desc, as the borrower, Citibank, N.A. as the administrative agent, and the lenders party thereto from time to time for a $479 million credit facility (the “Dollar Facility”). The facility amortizes in 6 equal installments, payable on June 30, 2006, December 31, 2006, June 30, 2007, December 31, 2007, June 30, 2008 and December 19, 2008.

•	Revolving Loan and Letter of Credit Agreement, dated as of December 19, 2003, among Desc, as the borrower, Citibank, N.A. as the administrative agent, and the other entities and lenders party thereto from time to time for a $112 million revolving credit and letters of credit facility (the “Revolving Facility”). The facility amortizes on June 30, 2006.

•	Credit Agreement, dated as of December 23, 2003, among Desc, as the borrower, BBVA Bancomer, S.A. as the administrative agent, and the lenders party thereto from time to time for a Ps. 1,300 million credit facility (the “Peso Facility,” and together with the Dollar Facility and the Revolving Facility, the “New Credit Facilities”). The facility amortizes in 6 equal installments, payable on June 30, 2006, December 31, 2006, June 30, 2007, December 31, 2007, June 30, 2008 and December 23, 2008.

We used the proceeds from our recent increase in capital stock and internally generated cash flows to prepay $256 million of our debt during the second quarter of 2004. As of May 2004, our total net indebtedness was $761 million.

As a result of this prepayment, the interest rate applicable to the New Credit Facilities decreased:

•	for the Dollar Facility debt, the applicable rate is LIBOR + 250 basis points;

•	for the Peso Facility debt, the applicable rate is TIIE + 250 basis points; and

•	for the Revolving Facility, the applicable rate is LIBOR + 250 basis point.

Each of the New Credit Facilities provides for a reduction in interest rates if Desc’s financial leverage improves.

The obligations of Desc under the New Credit Facilities are guaranteed by Desc Automotriz, Moresa, S.A. de C.V., Comercializadora Moresa, S.A. de C.V., Morestana, S.A. de C.V., Pistones Moresa, S.A. de C.V., Inmobiliaria Corcel, S.A. de C.V., Inmobiliaria Unik, S.A. de C.V., Pintura Estampado y Montaje, S.A. de C.V, Agrokén, S.A. de C.V., Corporativo Dine, S.A. de C.V., Promociones Bosques, S.A. de C.V., Cantiles de Mita, S.A. de C.V., Aeropycsa, S.A. de C.V., Corporativo Arcos Desc, S.A. de C.V., Corporativo Arcos II, S.A. de C.V., Operadora de Nayarit, S.A. de C.V., Corfuerte, Alimentos del Fuerte, S.A. de C.V., Nair Industrias, S.A. de C.V., Pesquera Nair, S.A. de C.V., Inmobiliaria El Puente, S.A. de C.V., Authentic Acquisition Corporation, Authentic Specialty Foods Inc. and Cañada de Santa Fé, S.A. de C.V. (collectively the “Guarantors”). In addition, as security for the performance by Desc of its obligations under the New Credit Facilities, the following companies acted as pledgors of different assets: Desc, S.A. de C.V., Pistones Moresa, S.A. de C.V., Inmobiliaria Corcel, S.A. de C.V., Inmobiliaria Unik, S.A. de C.V., Pintura Estampado y Montaje, S.A. de C.V., Corporativo Arcos Desc, S.A. de C.V., Corporativo Arcos II, S.A. de C.V., Cantiles de Mita, S.A. de C.V., Promociones Bosques, S.A. de C.V., Desc Automotriz, S.A. de C.V., Moresa, S.A. de C.V., Operadora de Nayarit, S.A. de C.V., Corporativo Dine, S.A. de C.V., Corfuerte, S.A. de C.V., Authentic Acquisition Corporation.

The terms of the New Credit Facilities contain a number of restrictive covenants that impose significant operating and financial covenants on us including, among other things, restrictions on our ability to: (i) incur additional debt; (ii) pay dividends and make restricted payments; (iii) create liens; (iv) use the proceeds from sales of assets and subsidiary stock; (v) incur capital expenditures; (vi) enter into sale and leaseback transactions; (vii) enter into transactions with affiliates; and (viii) enter into certain mergers, consolidations and transfers of all or substantially all of our assets.

The New Credit Facilities require Desc to comply with certain financial covenants, such as maintaining:

•	an interest coverage ratio in excess of 2.25. At the close of 2003, the ratio was 2.91.

•	a ratio of total debt of subsidiaries to consolidated debt below 0.20. At the close of 2003, the ratio was 0.11.

•	a ratio of consolidated debt to operating profit, plus depreciation to amortization, at below 5.35 based on nominal Pesos and Dollars. At the close of 2003, the ratio was 4.96.

•	a ratio of consolidated debt to total capitalization below 0.55. At the close of 2003, the ratio was 0.53.

These ratios become gradually stricter over the term of the credit agreement.

The New Credit Facilities contain customary events of default, including, among others, the failure to pay amounts thereunder, breach of other obligations, any representation and warranty being incorrect or misleading in any respect, cross-defaults, certain insolvency events or ceasing to carry on business, imposition of any currency restrictions, change of control of Desc or any of the Guarantors, the failure of the corresponding security agreements to create or maintain a valid and duly perfected first priority security interest in and lien upon any of the collateral securing Desc’s obligations under the corresponding credit agreements or breach of any covenants.

On April 27, 2004, we entered into: (a) the Consent, Waiver and First Amendment (the “First Amendment to the Dollar Facility” to our Dollar Facility, (b) the Consent, Waiver and First Amendment (the “First Amendment to the Revolving Facility”) to the Revolving Facility and (c) the Consent, Waiver and First Amendment (the “First Amendment to the Peso Facility”, and together with the First Amendment to the Dollar Facility and the First Amendment to the Revolving Facility, the “First Amendments”) to our Peso Facility. The purpose of the First Amendments was to give us greater flexibility from the covenants found in the New Credit Facilities. Specifically, the First Amendments allowed us to enter into various consents with lenders Citibank and Bancomer to, among other things, decrease the interest rates on the New Credit Facilities and to permit Desc to redeem the Notes.

Our failure to comply with the covenants contained in our outstanding debt instruments could result in an event of default, which could materially and adversely affect our operating results and our financial condition.

On July 12, 2000, Desc issued approximately Ps. 1 billion in UDI-denominated Medium Term Notes with a maturity period of seven years. These notes bear interest at a net rate of 8.20% and were rated “MAA-” by Fitch Ratings. This placement was done under the Ps. 3 billion program authorized by the CNBV, from which Ps. 850 million (or 324 million in UDIS) was placed during October 1999. “UDIs” are Unidades de Inversión or investment units, which are denominated in Pesos and adjusted periodically for inflation by Banco de México, the Mexican Central Bank.

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

In October 1999, Desc issued approximately Ps. 850 million of UDI-denominated Medium Term Notes due 2006. These notes were our first issuance under a Ps. 3 billion program structured by the Chase Manhattan Bank Mexico and authorized by the CNBV. These notes bear interest at a net rate of 9% and were rated “MAA-” by Fitch Ratings. We used the proceeds of this issuance to refinance short-term debt.

On October 9, 1997, Dine placed the Notes, which are guaranteed by Desc, in international markets, bearing interest at 8.75% and maturing on October 9, 2007. As a result of Dine’s merger into Desc, Desc has assumed all of Dine’s obligations under the indenture for such notes. As of December 31, 2003, the carrying amount of the notes was $73 million and their fair value was $70.8 million. We are scheduled to redeem the Notes on June 30, 2004. See Item 8B. “Significant Changes” for a discussion of the redemption of the Notes.

We are in compliance with all covenants or other requirements set forth in our financing agreements.

See Note 11 to our Financial Statements for additional information concerning our credit facilities.

From time to time, as part of our financing activities, we and our subsidiaries have entered into various financing agreements, including bank sale-leaseback transactions.

Credit Ratings

In January 2004, Fitch Ratings lowered our national scale rating to “BBB- (mex)” from “BBB (mex)” and also maintained our unsecured bond rating on local and foreign currency to “B”, and our secured bond rating on local and foreign currency to “B+”.

In February 2004, Fitch Ratings placed our national scale rating of “BBB- (mex)” on positive watch.

In March 2004, Standard & Poor’s Ratings Services affirmed its “B+” long-term foreign and local currency corporate credit ratings on Desc and on Desc Automotriz. The ratings were removed from credit watch. Moody’s downgraded our Senior Implied rating to B3, from B2, and upgraded the Notes to B3, from Caa1.

The interest rates we pay on our current indebtedness are not directly impacted by changes in credit ratings. Desc has no rating-downgrade triggers that would accelerate the maturity dates of its debt. A change in ratings is not an event of default, nor is the maintenance of a specific minimum level of credit rating a condition to drawing upon Desc’s credit agreements. Although credit ratings may impact the rate at which we can borrow funds, a credit rating is not a recommendation to buy, sell or hold securities. In addition, a credit rating is subject to revision or withdrawal at any time by the assigning rating organization and each rating should be evaluated independently of any other rating.

Capital Expenditures

The following table lists our capital expenditures and other investments by business segment for the periods shown. Capital expenditures and other investments may include investments in or acquisitions of the capital stock of existing businesses.

	Year ended December 31,
	2001		2002		2003
			(In millions)
Automotive Sector	Ps.	333.1	Ps.	777.0	Ps.	556.8
Chemical Sector		261.2		278.9		159.2
Food Sector		185.4		31.3		80.0
Real Estate Sector(1)		2.8		25.0		2.5
Desc		2.7		5.2		4.1
Total	Ps.	785.2	Ps.	1,117.4	Ps.	802.6

(1)	Does not include the Real Estate Sector’s operating expenses, such as expenditures for land acquisitions, construction costs, permits, architects’ and engineering fees and related expenditures.

In 2003, our capital expenditures related to:

•	increasing the utilization capacity of our constant velocity joint facilities; and

•	expenses incurred to implement the Tractor Project.

In 2002, most of our capital expenditures were allocated to:

•	increasing the utilization capacity of our constant velocity joints facilities;

•	installation of an additional forge production line; and

•	expenses relating to the Tractor Project.

In 2001, most of our capital expenditures related to:

•	increasing the utilization capacity of our constant velocity joints facilities; and

•	increasing the capacity of our gear production business.

Pursuant to the terms of certain of our credit agreements and subject to certain exceptions, we may not make capital expenditures (in the aggregate) that exceed $60,000,000 in fiscal year 2003, $75,000,000 in fiscal year 2004, $90,000,000 in fiscal year 2005 and $50,000,000 in each of fiscal years 2006, 2007 and 2008. However, the limit for any of fiscal years 2006, 2007 and 2008 may be increased to $90,000,000 for such fiscal year if the ratio of our “consolidated net indebtedness” (as defined in our credit agreements) at the end of the prior fiscal year to “consolidated EBITDA” (as defined in our credit agreements) for the then most recently concluded period of four consecutive fiscal quarters of Desc is less than 3.0 to 1.0.

Treasury Policy

Our treasury activities are coordinated and managed by the corporate treasury office in accordance with the policies approved by our board of directors and our Finance and Planning Committee. These policies include the management of investments and counterparty risk, interest rate risk and the hedging of currency risk, which are reviewed regularly and have not changed significantly over the past year. Compliance with these policies is tested on a regular basis. As with all hedging instruments, there are risks associated with the use of foreign currency forward exchange contracts, as well as interest rate swap agreements. While providing protection from certain fluctuations in currency exchange and interest rates, by utilizing such hedging instruments we potentially forego benefits that might result from other fluctuations in currency exchange and interest rates. We have entered into, and expect to continue to enter into, such hedging arrangements with counterparties that will be selected and approved primarily on the basis of general creditworthiness. However, any default by such counterparties might have an adverse effect on us.

Income Tax Refunds

In Mexico, each corporation is required to pay an asset tax (substantially equivalent to an alternative minimum income tax) for each year in an amount not less than 1.8% of the average value of its assets (subject to some adjustments), whether or not the corporation had taxable income for the year. Under Mexican income tax law, each year, each of our consolidated subsidiaries has been required to pay to Desc the amount of tax it would have paid to the Mexican government in respect of its annual taxable income and assets had the subsidiary filed a separate return. These payments were made pro-rata based on our proportionate equity interest in the subsidiary making the payment. We were required to collect these tax payments and pay to the Mexican government the amount of tax due on behalf of Desc and its subsidiaries calculated on a consolidated basis. We generally made payments in respect of each year early in the following year, after completion of our year end audit. Because we were entitled to apply this requirement on the basis of our consolidated taxable income, we were generally able to reduce our consolidated tax liability below the aggregate amount of tax payments we receive from our subsidiaries, depending on how many subsidiaries made payments based on the minimum tax and the extent of consolidated taxable income compared to consolidated taxable assets. Any amount by which these tax payments to Desc exceeded our consolidated tax liability for any year was retained by Desc and therefore provided a source of cash at the parent company level. We refer to these excess payments as “refunds.” These refunds and the Mexican tax system are addressed in Notes 4 and 16 to the Financial Statements.

As a result of amendments to Mexican income tax law, which became effective on January 1, 1999, each subsidiary made 40% of its income tax payments directly to the Mexican government. The income tax law also limits the extent to which we may reduce our consolidated tax liability by offsetting tax liabilities in some of our subsidiaries against tax losses in other subsidiaries including Desc, to 60% of our equity interest in the relevant subsidiaries, thus reducing the amount of refunds available to us.

From 1999 to 2001, the Mexican income tax rate was 35%, with the obligation to pay this tax each year at a rate of 30%, with the remainder payable upon distribution of earnings. Beginning in 2002, the option to defer a portion of the income tax payment until dividends were distributed was eliminated. The maximum income tax rate was 35% in 2002 and 34% in 2003, is 33% in 2004 and will be 32% beginning in 2005.

C. Research and Development, Patents and Licenses

We have proprietary technologies some of them protected as trade secrets, Mexican, U.S. and foreign patents, registered trademarks, trade names and applications for, or licenses in respect of, the same that relate to various businesses. We believe that certain of these intellectual property rights are intangible assets of material importance to Desc and to the businesses to which they relate. We also believe that the material patents, trademarks, trade names and trade secrets of our operating subsidiaries and divisions are adequately protected.

The following table lists our research and development investments by business segment for the periods shown:

	Year ended December 31,
	2001	2002	2003
Automotive Sector	Ps. 119,161	Ps. 118,104	Ps. 162,850
Chemical Sector	69,920	65,962	41,652
Food Sector	458	13,256	0
Corporate R&D	60,443	48,866	45,000

Total	Ps. 249,982	Ps. 246,188	Ps. 249,502

D. Trend Information

Overview:

2004 will doubtless continue to be a year of many challenges, and, accordingly, we have established the following objectives:

•	To improve our financial position by increasing our earnings and completing an increase in capital stock.

•	To continue to reduce our indebtedness, which will improve our financial ratios and lower our financing costs.

•	To recover our profitability by improving our sales volume and operating profit.

•	To further consolidate our administrative structure and achieve a 15% operating-to-sales ratio.

•	To continue defining our core and non-core businesses, and divesting our non-core businesses, which will enhance our flexibility and competitiveness and allow us to focus on recovering shareholder value. Our flexibility to divest assets is subject to restrictions in certain of our credit agreements, regardless of whether those assets are pledged as collateral.

We accomplished our first objective in 2004 by successfully completing an increase in capital stock. The proceeds of the capital increase of $240 million and internally generated funds were used to prepay $162 million of our long-term credit facility and $20 million of our revolving bank credit line and $74 million will be used to redeem the outstanding Notes on June 30, 2004. As of May 2004, our net indebtedness was reduced to $761 million, thereby improving our debt profile and reducing our interest expense. We plan on using any excess cash to further reduce our indebtedness.

We will continue implementing our administrative restructuring and are confident about reducing our sales-to-operating expenses ratio to 15%.

However, we believe that the recovery of our profitability levels will be affected by the following:

Automotive Sector: The discount programs being established by our customers, together with the significant increases in steel prices (which is the principal raw material for this sector) and problems encountered with steel supplies, give us no assurances that the Automotive Sector’s earnings will improve from 2003 levels. We are evaluating whether to sell our low-profit margin (or, in some cases, negative margin) products or, unless there is an increase in the price of such products, eliminate the sale of such products.

Chemical Sector: During the first half of 2004, the chemicals industry, including the Chemical Sector, was adversely affected by the increase in oil prices, as well as the considerable increase in raw material prices. The Chemical Sector has been unable to transfer these cost increases to its customers at the same rate. However, we believe that raw material prices are beginning to stabilize, which may help the Chemical Sector improve its performance in comparison to the first half of 2004. In addition, we have seen an increase in the demand of our products due to slightly increased economic activity.

Food Sector: In general, the Food Sector shows some possibilities of continued growth in profitability, which stems from the implementation of extensive cost and expense controls and an increase in our sales attributable to the promotion of new products and brands, as well as an increase in price levels for our pork products. However, we cannot assure you that our operations will not experience increased raw material prices or that the current price levels of our food and pork products will be maintained. The demand for our products has been growing and is attributable to improved economic conditions.

Real Estate Sector: Generally, we expect a stable year in the Real Estate Sector. We expect to generate value with sales from our Punta Mita project. We believe that the demand of our real estate projects may be affected if there is an increase in interest rates.

E. Off Balance Sheet Arrangements

We utilize certain off-balance sheet arrangements, none of which are material. We own a 99.99% equity participation in Fomento Hipotecario, S.A. de C.V., SOFOL (or Limited Purpose Financial Corporation) (“Fomento”). Fomento is a mortgage company, which is regulated by the Secretaria de Hacienda (Mexican Treasury Department), the Banco de México and the CNBV. Fomento issues loans for the construction of new homes and the acquisition of real estate properties. Fomento’s mortgages are subject to Mexican law and regulation by the CNBV and the Secretaria de Hacienda (Mexican Treasury Department).

Fomento obtained a $10 million line of credit from Grupo Financiero Inbursa, S.A. de C.V., which is guaranteed by Desc. As of December 31, 2003, Fomento had drawn $8.2 million on the line of credit.

Fomento is reported under equity in associated companies and unconsolidated subsidiaries. A summary of the balance sheets as of December 31, 2002 and 2003 of this subsidiary is as follows:

	2002		2003
Cash and cash equivalents	Ps.	13,293	Ps.	11,441
Accounts receivable		93,619		98,075
Total assets		109,239		111,389
Banks loans		86,226		91,097
Total liabilities		86,627		91,843
Total stockholder’s equity		22,612		19,546

F. Tabular Disclosure of Contractual Obligations

The following is a summary of our contractual obligations as of December 31, 2003:

Contractual Obligations Total	Payments Due By Period
	(In millions of Dollars)
	Total	Less than 1 year	1-3 years		3-5 years	More than 5 years
Long-Term Debt Obligations(1)	1,009.7	17.2	778.5	(4)	214.0	0.0
Capital (Finance) Lease Obligations	4.6	0.5	1.2		1.5	1.4
Operating Lease Obligations	55.7	13.3	24.0		11.3	7.1
Purchase Obligations(2)	103.7	22.3	51.4		15.0	15.0
Other Obligations(3)	6.7	6.7	0.0		0.0	0.0

Total	1,180.4	60.0	855.1	(4)	241.8	23.5

(1)	Under our bank facilities, the maturity on our outstanding debt could be accelerated if we do not maintain certain covenants. See also discussion above under the heading “Credit Facilities”.
(2)	These purchase obligations arise under supply agreements with Nutrimentos Purina, S.A. de C.V., for the purchase of grain for our pork operations, and Pemex, for the purchase of natural gas.
(3)	These payment obligations relate to the exercise of certain put rights held by Desc’s minority stockholders (see the discussion below regarding the Nair Put right).
(4)	In 2004, we prepaid $256 million of our indebtedness, thereby reducing our future principal payments.

In connection with our acquisition of certain companies in the Food Sector, we entered into the following stockholders agreements with our partners in those businesses:

•	Stockholders Agreement, dated July 31, 1998, among JPMCC Belgium (SCA) and Sixty Wall Street Belgium (SCA) (as the assignees of J.P. Morgan Capital Corporation, collectively, the “JP Group”), Agrobíos, S.A. de C.V. (which has been merged with and into Desc), Corfuerte and Desc (the “Corfuerte Stockholders Agreement”).

•	Stockholders Agreement, dated July 31, 1998, among the JP Group, Agrobíos, S.A. de C.V. (which has since been merged with and into Desc), Authentic Acquisition Corporation and Desc (the “Agrobios Stockholders Agreement”).

•	Stockholders Agreement, dated December 9, 1998, among Ignacio Gavaldón Guajardo, Conservas Gavaldón, S.A. de C.V. (“Conservas”), Grupo Pesquero Industrial Zeus, S.A. de C.V. (and together with Mr. Gavaldón and Conservas, collectively referred to as “Grupo Gavaldón”) and Corfuerte (the “Nair Stockholders Agreement”).

In 2003, the JP Group notified Desc that it was exercising its put rights under the Corfuerte Stockholders Agreement. In addition, Desc agreed to purchase the JP Group’s equity stake in Authentic Acquisition Corporation. As a result, on January 30, 2004, Desc acquired the JP Group’s 18.6% equity stake in each of Corfuerte and Authentic Acquisition Corporation for a purchase price of $12.3 million and $2 million, respectively. Desc now owns 96.1% of Corfuerte and 99.9% of Authentic Acquisition Corporation.

The Nair Stockholders Agreement provides that Grupo Gavaldón has the right to exchange its shares in Nair Industrias, S.A. de C.V., Pesquera Nair, S.A. de C.V. and Propemaz, S.A. de C.V. (collectively, the “Nair Companies”) for shares in Corfuerte (the “Nair Put”) on or prior to August 14, 2003. Grupo Gavaldón did not exercise the Nair Put. However, on February 26, 2004, Corfuerte acquired Grupo Gavaldón’s equity holdings in the Nair Companies for a purchase price of $10 million. Corfuerte now wholly owns the Nair Companies.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Our board of directors is responsible for the management of our business. Our ByLaws provide that the board of directors will be comprised of no less than 5 and no more than 20 directors as determined by our stockholders at each annual stockholders’ meeting. Our ByLaws also provide that our stockholders will elect the alternate directors, if any. Our ByLaws require that not less than 25% of our directors constitute “independent directors” (as defined by the Mexican Securities Law).

The holders of the Series A shares have the right to elect one more than half of the directors on our board. Stockholders or groups of stockholders holding shares of any one class, which represent at least 10% of our total equity capitalization, have a right to elect one director of the relevant series of shares for each 10% held. The holders of the Series B shares have the right to elect the remaining members of our board of directors. Each director is elected to serve a one-year term and remains in office until the person elected to replace such director takes office. At our April 26, 2004 stockholders’ meeting, our stockholders set the size of our board of directors at 11 members.

The table below lists the names of our directors who were elected by our stockholders at our annual meeting held on April 26, 2004, their principal occupation, their business experience (including other directorships), the type of director and the period of service on the board. Except as indicated below, none of our directors holds any offices or positions with Desc. The members of our board of directors serve a one-year term.

Name of Director	Principal Occupation And Positions With Desc	Business Experience	Type(1)	First Elected
Series A Directors:
Fernando Senderos Mestre(2)	Chairman of the Board of Directors and Chief Executive Officer of Desc, S.A. de C.V.	Member of Desc’s Finance and Planning Committee and Director of Industrias Peñoles, S.A. de C.V., Kimberly Clark de México, S.A. de C.V., Alfa, S.A. de C.V., Teléfonos de México, S.A. de C.V. and Televisa, S.A. de C.V.	Patrimonial / Related	1973

Alberto Bailleres González	Chairman of the Board of Directors of Industrias	Member of the Board of Directors of Desc, S.A. de	Related	1973

Name of Director	Principal Occupation And Positions With Desc	Business Experience	Type(1)	First Elected
	Peñoles, S.A. de C.V., Grupo Nacional Provincial, S.A., GNP Pensiones, S.A. de C.V., Grupo Palacio de Hierro, S.A. de C.V., Profuturo GNP, S.A. de C.V., and Aseguradora Porvenir GNP, S.A. de C.V., Valores Mexicanos, Casa de Bolsa, S.A. de C.V. and a Trustee of the Instituto Technologico Autonoma de Mexico	C.V. and majority shareholder of Industrias Peñoles, S.A. de C.V., Grupo Nacional Provincial, S.A., GNP Pensiones, S.A. de C.V., Grupo Palacio de Hierro, S.A. de C.V., and Member of the Board of Directors of Valores Mexicanos, Casa de Bolsa, S.A. de C.V.

Pablo José Cervantes Belausteguigoitia	Entrepreneur	Member of the Board of Directors of Desc, S.A. de C.V.	Independent	2004

Federico Fernández Senderos	President of Acciones Activas, S.A. de C.V. and President of Grupo SIM.	Member of the Board of Directors of Desc, S.A. de C.V. and Member of Desc’s Finance and Planning Committee	Patrimonial / Related	1993

Carlos Gómez y Gómez	Chairman of the Board of Directors of Grupo Financiero Santander Serfin, S.A. de C.V., Banco Santander Mexicano, S.A., Banca Serfín, S.A., Casa de Bolsa Santander Serfín, S.A. and all the subsidiaries of Grupo Santander Serfin, S.A. de C.V.	Member of the Board of Directors of Desc, S.A. de C.V., Member of Desc’s Finance and Planning Committee and Member of the Board of Directors of Cintra, S.A. de C.V., Bolsa Mexicana de Valores, Club de Banqueros, A.C., Club de Industriales, A.C., Grupo Yoreda, S.A. de C.V., Grupo Ceslo, S.A. de C.V., Grupo Trimex, S.A. de C.V., Arena Media Communications and Grupo Dupuis, S.A. de C.V.	Patrimonial / Related	1973

Ernesto Vega Velasco	Member of the Board of Directors and Secretary of Desc, S.A. de C.V., Vice Chairman of the Board of Directors and President of the Audit Committee of Wal-Mart de Mexico, S.A. de C.V.	Member of Desc’s Finance and Planning Committee, Audit Committee, and Evaluation and Compensation Committee and Member of the Board of Directors of Grupo Nacional Provincial, S.A., Profuturo GNP, S.A. de C.V. and Industrias Peñoles, S.A. de C.V., Chief Financial Officer of Desc, S.A. de C.V. until 1990 and Corporative Vice President and CFO of Desc, S.A. de C.V. until 2001.	Related	1973

Name of Director	Principal Occupation And Positions With Desc	Business Experience	Type(1)	First Elected
Series B Directors:
Rubén Aguilar Monteverde	Entrepreneur	Member of the Board of Directors of Desc, S.A. de C.V. and Member of Desc’s Audit Committee.	Independent	1978

Valentín Díez Morodo	Partner and Director of Grupo Modelo, S.A. de C.V.	Member of the Board of Directors of Desc, S.A. de C.V., Member of the Board of Directors of Kimberly Clark de México, S.A. de C.V., Grupo Financiero Banamex, S.A. de C.V., Alfa, S.A. de C.V., Grupo MVS, S.A. de C.V., Grupo Ferroviario Mexicano, S.A. de C.V., Grupo México, S.A. de C.V., Citigroup-Salomon Smith Barney, Acciones y Valores de México, S.A. de C.V. and Avantel, S.A.	Independent	1999

Carlos González Zabalegui	Vice Chairman and Chief Executive Officer of Controladora Comercial Mexicana, S.A. de C.V.	Member of the Board of Directors of Desc, S.A. de C.V. and Member of the Evaluation and Compensation Committee of Desc, S.A. de C.V.	Independent	1996

Prudencio López Martínez	Chairman of the Board of Directors of Sanvica, S.A. de C.V.	Member of the Board of Directors of Desc, S.A. de C.V. and Member of Desc’s Audit Committee	Independent	1973

Luis Téllez Kuenzler	Managing Director at The Carlyle Group Mexico	Member of the Board of Directors of Desc, S.A. de C.V. Member of the Board of Grupo México, S.A. de C.V., Monex, Femsa and Global Industries Ltd. and Executive Vice President of Desc, S.A. de C.V. until December 2003	Related	2001

(1)	The Mexican Code of Best Corporate Practices (Codigo de Mejores Practicas Corporativas) provides for the selection of three types of directors: Independent, Patrimonial and Related. Independent directors are selected for their experience and professional recognition and are subject to certain independence requirements as specified by the Securities Market Law and Code of Best Corporate Practices. Patrimonial directors are those who either qualify as a significant stockholder or are designated by a significant stockholder. Related directors are all those not falling within the previous two categories.

(2)	Fernando Senderos Mestre is the uncle of Federico Fernández Senderos and the brother-in-law of Carlos Gómez y Gómez.

Senior Management

The following table presents information concerning our current senior management:

Name	Current Position	Prior Position	Years with Desc
Fernando Senderos Mestre	Chief Executive Officer and Chairman of the Board of Directors of Desc	Chief Executive Officer and Chairman of the Board of Directors of Desc, S.A. de C.V. since 1989	31

Name	Current Position	Prior Position	Years with Desc
Juan Marco Gutiérrez Wanless	Chief Corporate Officer		—

Andrés Baños Samblancat	Managing Director, Real Estate Sector	Chief Executive Officer of the Real Estate Business Subsidiaries since 1993	20

Mario Suro Rodríguez	Managing Director, Automotive Sector	General Manager of Spicer, S.A. de C.V.	30

Juan René Cárdenas López	Managing Director, Grupo Porcícola Mexicano	General Manager of Grupo Porcícola Mexicano, S. A. de C.V.	26

Nicolás Gutiérrez Montero	Managing Director, Chemical Sector	General Manager of Resirene, S.A. de C.V.	32

Roger Patrón González	Managing Director, Branded Products Sector	General Manager of Industrias Resistol, S.A. de C.V.	25

Arturo D’Acosta Ruiz	Chief Financial Officer	Treasurer, Controller and Director of Financial Planning of Desc, S.A. de C.V.	22

Jorge Luis Almada Wright	Chief Strategic Planning Officer	Business Development and Foreign Trade and Purchasing Corporate Director of Desc, S.A. de C.V.	5

Abel Archundia Pineda	Chief Information Technology Officer		2

Jorge Jáuregui Morales	Chief Human Resources Officer		1

Carlos Rodríguez Castillo	Chief Internal Audit Officer	Controller of the Desc Corporate Office	25

Ramón F. Estrada Rivero	General Counsel	General Counsel of the Chemical Sector and the Food Sector	15

Statutory Examiner

In addition to electing our directors, our stockholders generally elect a statutory examiner and an alternate examiner at their annual ordinary meeting. Under Mexican law, the duties of the examiner include, among other things, examining the operations, books, records and any other documents of Desc and presenting at the annual ordinary stockholders’ meeting a report on the accuracy, sufficiency and reasonableness of the information presented by the board of directors at that meeting. Under our ByLaws, the statutory examiner is also authorized to call ordinary or extraordinary general stockholders’ meetings. Under our ByLaws, any stockholder or group of stockholders that represents 10% of our shares has the right to designate a statutory examiner and an alternate. This right was not exercised at the April 26, 2004 stockholders’ meeting. Our statutory examiner is José Manuel Canal Hernando, and his alternate is Daniel del Barrio Burgos.

B. Compensation of Directors and Senior Management

For the year ended December 31, 2003, the aggregate compensation of all directors and officers of Desc, S.A. de C.V. as a group that was paid or accrued by us was approximately Ps. 89,896. This group includes 11 directors, one examiner, one alternate examiner and 13 officers, one of whom also serves as a director of Desc. We did not set aside or accrue any other funds for pension, retirement or similar benefits for our directors and executive officers as a group.

C. Board Practices

In accordance with our ByLaws, Mexican Law and the Mexican Code of Best Corporate Practices (Codigo de Mejores Practicas Corporativas), the committees of our board of directors consist of the Evaluation and Compensation Committee, the Audit Committee and the Finance and Planning Committee. Each of these committees is to be comprised of no less than 3 and no more than 7 directors, as determined at each annual general stockholders’ meeting, in addition to Desc’s statutory examiner, who must attend (but not vote at) meetings of the board and of each of its committees. See “— Statutory Examiner” above for more information about the statutory examiner’s responsibilities. At the April 26, 2004 meeting, our stockholders set the size of the Finance and Planning Committee at 4 members, the size of the Audit Committee at 3 members and the size of the Evaluation and Compensation Committee at 3 members.

Evaluation and Compensation Committee: The duties of the Evaluation and Compensation Committee include recommending criteria to our board of directors for the selection and evaluation of the performance of our executive officers in accordance with general guidelines established by our board of directors, and analyzing the structure and amount of the compensation of our executive officers proposed by our Chief Executive Officer and making a recommendation to our board of directors. The current members of the Evaluation and Compensation Committee are Messrs. Ernesto Vega Velasco, Carlos González Zabalegui and Valentín Díez Morodo.

Audit Committee: The duties of the Audit Committee include evaluating and recommending to our board of directors candidates to serve as our external auditors, the terms under which such candidates will serve and the scope of their audit; assisting our board of directors in its supervision of our external auditors’ compliance with the terms of their engagement; acting as liaisons between our board of directors and our external auditors; ensuring the independence and objectivity of our external auditors; reviewing our auditors’ reports and letters and reporting the results of their review to our board of directors; and, when required by our ByLaws, reviewing (i) the terms of transactions that are not in the ordinary course of business of Desc or its subsidiaries, (ii) the terms of any purchases or sales conducted by Desc, or any of its subsidiaries for an amount of ten percent or more of our consolidated assets, (iii) the terms of guarantees of Desc or any of its subsidiaries for an amount of more than thirty percent of our consolidated assets, (iv) terms of, and approving, any material related party transactions, (v) the terms of any other transactions of Desc or any of its subsidiaries that represent more than one percent of our consolidated assets, (vi) oversight of Desc’s internal accounting controls, internal controls over financial reporting and disclosure controls and procedures and (vii) oversight of Desc’s code of ethics. The Audit Committee must submit an annual report at each annual stockholders’ meeting with respect to its activities during the prior year. The current members of the Audit Committee are Messrs. Prudencio López Martínez, Rubén Aguilar Monteverde and Ernesto Vega Velasco. Our board of directors approves, with the evaluation and recommendation of our Audit Committee, all audit and review services, as well as all tax and other permissible non-audit services (see also discussion in “Item 16C. Principal Accountant Fees and Services”).

Finance and Planning Committee: The duties of the Finance and Planning Committee include evaluating and, if applicable, recommending for approval to our board of directors the investment and financing policies proposed by our chief executive officer; evaluating and recommending general guidelines for our strategic planning; reviewing our annual budget; overseeing the implementation of our budget and strategic plan; and identifying the financial risks to which we are subject and evaluating our policies to manage those risks. The current members of the Finance and Planning Committee are Messrs. Fernando Senderos Mestre, Carlos Gómez y Gómez, Federico Fernández Senderos and Ernesto Vega Velasco.

At our annual stockholders’ meeting held on April 26, 2004, our stockholders approved the dissolution of the Executive Committee. Our chief executive officer will assume the duties of the Executive Committee, which include supervising the performance of our subsidiaries; appointing their top tier officers and determining their compensation with the advice of the Evaluation and Compensation Committee, establishing the premises and guidelines for the growth and development of our Company and its subsidiaries and deciding on their investments and financing, with the advice of the Finance and Planning Committee.

Our board of directors has six regular meetings scheduled per year and each of the committees has two regular meetings scheduled per year. See “Item 6A—Directors and Senior Management” above for more information about our directors.

None of our directors has any type of arrangement or agreement with Desc whereby such a director would receive benefits upon termination of employment.

NYSE Rules

The new NYSE corporate governance listing standards will not apply to us until July 31, 2005. Once these standards become effective next year, they will allow us to follow Mexican corporate law and corporate governance practices on all matters except the audit committee’s composition and function as prescribed by SEC Rule 10A-3 and related NYSE listing standards beginning July 31, 2005, so long as we explain the significant differences between the NYSE requirements and Mexican law and governance practices that we follow. In the very near future we will post on our website (www.desc.com.mx) an explanation of the significant differences between NYSE governance standards applicable in 2005 and our corporate governance practices that comply with Mexican law and practice.

D. Employees

The following table sets forth the approximate number of employees, by business sector, at December 31, 2001, 2002 and 2003:

	Year ended December 31,
Sector	2001	2002	2003
Automotive	8,794	7,280	6,728
Chemical	4,083	3,698	2,309
Food	6,047	4,824	4,446
Real Estate	155	121	44
Corporate(1)	265	401	327

(1)	At the end of 2002, all the corporate personnel of the four divisions was concentrated in one corporate company.

We employed approximately a total of 13,854 people as of December 31, 2003, of which 4,371 were non-union employees and 7,329 belonged to a union and 2,154 were temporary workers. The majority of these workers are based in Mexico. As a result of our administrative restructuring and the closing of non-strategic businesses, we reduced our workforce by 8.5% in 2003. The administrative restructuring was a result of a continuous increase in the operating cost (administrative and sales) to sales, due mainly to the decrease in sales of our businesses, and it resulted in the layoff of more than 1,000 administrative employees. As a result of our administrative restructuring, we now have a more flexible and efficient organization.

Each of our operating subsidiaries has entered into a collective bargaining agreement with the unions representing certain of our employees. These agreements usually have a term of two years and generally provide for an annual review of employees wages and working conditions. Overall, we consider that our relations with our workers and the diverse unions are very good.

E. Share Ownership by Our Executive Officers and Directors

Share ownership of Fernando Senderos Mestre and certain members of his immediate family and Eneko de Belausteguigoitia Arocena is set forth in “Major Stockholders” under Item 7. Except as noted in the immediately proceeding sentence and in the following table, none of our other directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock:

Name	Series A	Series B	Total	% Series A	% Series B	% Total
Federico Fernandez Senderos	30,630,000	18,966,017	49,596,017	2.6%	1.7%	2.2%
Valentin Diez Morodo	0	33,333,333	33,333,333	0.0%	3.0%	1.5%
Alberto Bailleres Gonzalez	24,718,633	0	24,718,633	2.1%	0.0%	1.1%

Item 7. Major Stockholders and Related Party Transactions

A. Major Stockholders

The following table presents information with respect to the ownership of Desc’s Series A and Series B shares as of April 26, 2004 (except as noted in footnote 5 below), the date of our last annual stockholders’ meeting, by each stockholder known to us to own beneficially more than 5% of our outstanding Series A and Series B shares and by all of our officers and directors as a group:

	Number of Shares Owned
Name	Series A	Series B
Fernando Senderos Mestre(1)(2)	503,205,141	29,007,277
Lucía Senderos de Gómez(1)(3)	144,131,635	39,979,225
Eneko de Belausteguigoitia Arocena(4)	144,416,199	14,855,767
Grupo Financiero Inbursa, S.A. de C.V. and related parties(5)	0	447,284,806

Officers and directors as a group(6)	503,336,941	36,261,459

	Percentage Owned
Name	Series A	Series B
Fernando Senderos Mestre(1)(2)	43.15%	2.60%
Lucía Senderos de Gómez(1)(3)	12.36%	3.58%
Eneko de Belausteguigoitia Arocena	12.40%	1.30%
Grupo Financiero Inbursa, S.A. de C.V. and related parties(5)	0.00%	40.10%

Officers and directors as a group(6)	43.16%	3.25%

(1)	Includes shares owned by Mr. Senderos’s immediate family. Lucía Senderos de Gómez is the sister of Fernando Senderos Mestre and the wife of Carlos Gómez y Gómez, a director of Desc.

(2)	Includes shares owned by SEN, S.A. de C.V., a corporation wholly-owned by Fernando Senderos Mestre. Does not include the 54,862,528 Series A shares and 37,548,412 Series B shares owned by our pension funds, for which Fernando Senderos Mestre and other officers and directors serve as trustees or members of the investment committee, or shares owned by Lucía Senderos de Gómez. Does not include approximately 17,213,438 Series B shares currently owned by the trust referred to under Item 6. “Compensation of Directors and Officers”, as to which Fernando Senderos Mestre has voting control. Does not include 10,000,000 Series A shares and 10,000,000 Series B shares owned by Manuel Senderos Irigoyen, the father of Fernando Senderos.
(3)	Includes 4,979,225 Series B shares owned by Carlos Gómez y Gómez, the husband of Lucía Senderos de Gómez.
(4)	Includes 429,608 shares owned by companies controlled by Eneko de Belausteguigoitia Arocena.
(5)	The information is based on a Schedule 13D/A filed with the SEC on May 19, 2004 filed by Grupo Financiero Inbursa, S.A. de C.V. and related parties, including Carlos Slim Helu and other members of his family, which are deemed to have beneficial ownership over such shares.
(6)	Includes shares owned by Fernando Senderos Mestre.

Desc’s major stockholders do not benefit from different voting rights than other stockholders in the same class. See “Item 10. Additional Information—Share Capital” and “—Voting Rights” for a discussion on the voting rights of each series of Desc’s shares.

As a result of the shares owned by the Senderos family together with additional shares as to which Fernando Senderos Mestre exercises voting control (see the table above and “Item 6. Directors, Senior Management and Employers — Compensation of Directors and Officers” for information about these additional shares), the Senderos family has the power to elect a majority of our board of directors, to control our general management and to determine the outcome of substantially all matters requiring stockholder approval. Except as provided in the immediately preceding sentence, to our knowledge, we are not directly or indirectly owned or controlled by another corporation, any government or any other natural or legal person severally or jointly. There is no arrangement known to us, the operation of which may at any subsequent date result in a change in control of Desc.

As a result of the reclassification of our Series C shares into Series B shares, the voluntary conversion of Series A shares into Series B shares (and vice versa) and the capital increase in capital stock, which all occurred in 2004 (see the discussion below in Item 8 for additional information), (1) Mr. Senderos’s beneficial of the Series A shares decreased from 61.24% in 2003 to 43.15% in 2004 and his beneficial ownership of the Series B shares increased from .35% in 2003 to 2.60% in 2004, (2) Ms. Senderos de Gomez’s beneficial ownership of Series A shares increased from 0% in 2003 to 12.36% in 2004 and her beneficial ownership of the Series B shares decreased from 26.63% in 2003 to 1.30% in 2004, and (3) Mr. de Belausteguigoitia Arocena’s beneficial ownership of the Series A shares decreased from 14.70% in 2003 to 12.40% in 2004 and his beneficial ownership of the Series B shares decreased from 1.75% in 2003 to 1.30% in 2004. According to a Schedule 13D filed by Grupo Financiero Inbursa, S.A. de C.V. and other related parties with the SEC on December 17, 2003, Grupo Financiero Inbursa, S.A. de C.V. beneficially owned 42.8% of our Series C shares. As of the result of the foregoing, Grupo Financiero Inbursa, S.A. de C.V. now beneficially owns 40.10% of the Series B shares.

As of April 26, 2004, we had 17 ADS holders of record in the United States, holding approximately 849,971 ADSs, which represents 1.52% of our outstanding Series B shares. Since a larger number of ADSs are held by the nominee of the Depository Trust Company, the number of beneficial owners of our ADSs is greater than the number of record holders of the ADSs.

B. Related Party Transactions

From time to time, we may enter into transactions with parties that have relationships with our officers, directors, significant stockholders or entities in which we have an ownership interest. We disclose all material transactions that, in our judgment, constitute related party transactions.

The table below sets forth information regarding loans extended by Fomento to members of our board of directors and our senior management as of May 2004. These loans were granted in Fomento’s ordinary course of business and were made on market terms and conditions offered to the public. Fomento is a non-consolidated limited purpose financial corporation, which is regulated by the Secretaria de Hacienda (Mexican Treasury Department), Banco de México and the CNBV, and is subject to the provisions of the Ley de Instituciones de Crédito (Mexican Banking Law) and other rules, as applicable. Except for the loans to Messrs. Senderos and Tellez, all indebtedness described below was incurred prior to July 30, 2002, which is the date the United States Sarbanes-Oxley Act of 2002 came into effect, and no such loans were renewed or modified after July 30, 2002. Fomento has decided to sell the loans granted after July 31, 2002 to an unrelated financial institution(s), as soon as commercially practicable.

Name of Loan Recipient	Largest Aggregate Amount of Indebtedness Outstanding During Period (In Dollars)	Indebtedness Currently Outstanding (In Dollars)	Nature of Loan	Interest Rate
Abel Archundia Pineda	$215,000	$156,250	Home Mortgage Loan	TIIE
Jorge Luis Almada Wright	$225,000	$166,168	Home Mortgage Loan	LIBOR plus 6%
Andres Baños Samblancat	$1,980,000	$1,151,680	Commercial Property Loan	LIBOR plus 6%
Luis Téllez Kuenzler	$550,000	$482,131	Home Mortgage Loan	LIBOR plus 6%
Fernando Senderos Mestre	$607,000	$581,734	Home Mortgage Loan	LIBOR plus 6%

In addition, Desc also entered into the following related party transactions:

Desc and its subsidiaries sold 2 real estate lots and office space in our Arcos Bosques building, having an aggregate sales price of Ps. 5,740,000, to three companies affiliated with Andres Baños Samblancat, a member of our senior management.

In June 2003, Cantiles de Mita, S.A. de C.V. (“Cantiles”) sold all of the territorial reserves of Club Ecuestre Chiluca, S.A. de C.V. (“Chiluca”) for $76 million. Prior to May 29, 2003, Desc owned 77.26% of Club Ecuestre Chiluca, S. de R.L. de C.V. (“Club Ecuestre”) and Fernando Senderos and Lucía Senderos owned the remaining 22.74%. On May 29, 2003, Desc acquired the Senderos’s 22.74% equity stake in Club Ecuestre and agreed to pay Fernando and Lucía Senderos their pro rata share (based upon their relative equity holdings in Club Ecuestre immediately prior to Desc’s acquisition of the Senderos’s equity stake, as noted above) of the proceeds of the sale of the Chiluca territorial reserves, with the balance of the proceeds being paid to Desc.

Fernando Senderos and his sister, Lucía Senderos, collectively own 11.6% of Lagos de la Estadia project with Desc owning 39.4% and other partners owning 49%. See Item 4 under the heading “Real Estate” for additional information.

On December 10, 2002, Fernando Senderos acquired a Fours Seasons Villa, located inside the Punta Mita development, which is worth $1.94 million. During the construction period, he paid 69.1% of the estate’s value, and the balance of $600,000 was paid on January 27, 2004, when the villa was finally completed. Residents of this Four Seasons development may enter into leasing agreements with Four Seasons to have their homes rented to guests or used as a model for prospective homeowners and receive up to $16,000 per month based on the number of times such villa is used. Mr. Senderos has entered into such a leasing agreement.

In connection with our increase in capital stock in March 2004 (see “Item 8. —Significant Changes” for a discussion of the increase in capital stock), Desc entered into a Share Subscription Collaboration Agreement with Inbursa. Such agreement established that, Desc was obligated to offer, and Inbursa was obligated to subscribe, subject to certain conditions, on the same terms offered to our stockholders, for itself or on account of third parties, up to the equivalent of Ps. 2,000 million of the shares not subscribed by our stockholders in connection with the increase in capital stock. This agreement terminated in accordance with its terms on May 19, 2004. Inbursa is a subsidiary of Grupo Financiero Inbursa, S.A. de C.V. Carlos Slim Helu and certain members of his family beneficially own, directly and indirectly, a majority of the outstanding voting equity securities of Grupo Financiero Inbursa, S.A. de C.V.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Financial Statements and other Financial Information

See pages F-1 through F-59 of this annual report, which are incorporated herein by reference.

Our external auditors are Galaz, Yamazaki, Ruíz Urquiza, S.C., which is the Mexican national practice of Deloitte Touche Tohmatsu. Prior to June 10, 2002, our external auditors were Ruiz, Urquiza y Cía, S.C. (“Ruiz Urquiza”), a former member firm of Andersen Worldwide, which was subject to the quality control procedures of Arthur Andersen LLP required for foreign associated firms that are embodied in the requirements of the SEC Practice Section of the American Institute of Certified Public Accountants. Subsequent to June 9, 2002, Ruiz Urquiza was subject to the quality control procedures of Deloitte & Touche LLP. The change in external auditors resulted from the integration of the partners and personnel of Ruíz Urquiza with Deloitte Touche Tohmatsu’s prior Mexican national practice, Galaz, Gomez, Morfín, Chavero, Yamazaki, S.C.

Litigation

In 2003, our former subsidiary Girsa, S.A. de C.V.’s joint venture partner, Uniroyal Chemical Company, Inc. (“Uniroyal”), in our currently wholly owned subsidiary, ParaTec Elastomers, L.L.C. (“ParaTec”), and Uniroyal’s parent Crompton Corporation (“Crompton”) were implicated in an investigation by United States, Canadian and European authorities concerning alleged price fixing and anticompetitive activity in the nitrile butadiene rubber (“NBR”) and other elastomer and rubber chemical markets. In September 2003, ParaTec was accepted, as part of Crompton’s application, into the Corporate Leniency Program of the U.S. Department of Justice (“DOJ”) and received a letter of conditional amnesty with respect to allegations of price fixing. As a condition of the amnesty, ParaTec and its representatives are required to cooperate in the ongoing investigation of the NBR industry and pay restitution to any person or entity injured as a result of the alleged anticompetitive activity in which ParaTec may have been a participant. So long as ParaTec observes the conditions of the letter, the DOJ will not bring a criminal prosecution against it. The conditional amnesty granted by the DOJ does not exempt ParaTec from possible civil lawsuits that any direct or indirect NBR purchaser may file, seeking damages incurred as a consequence of the alleged anticompetitive activity.

Last January, Canada’s Attorney General and Commissioner of Competition granted ParaTec a provisional guarantee of immunity from prosecution under Canada’s Competition Act. The immunity is conditional on ParaTec providing the Competition Bureau and the Attorney General information and evidence in connection with the Commissioner’s inquiry into the NBR industry.

A similar investigation based on the same allegations is still pending in the European Union. Crompton did not include ParaTec in its application for conditional amnesty in the EU, which application, according to Crompton, was allowed. ParaTec is attempting on its own to obtain conditional amnesty in that jurisdiction as well, however a final resolution of this matter is still pending.

In December of 2003, a federal antitrust class action suit was commenced in federal court in Pennsylvania by Diamond Holding Corporation, on behalf of itself and other direct purchasers of NBR, against ParaTec, the parent holding company Desc and other sellers of NBR, including Uniroyal and its parent Crompton. The action seeks treble damages for alleged damages incurred as a result of the alleged price fixing scheme. Desc has filed a motion to dismiss all claims against it on the basis that, among other grounds, Desc is not adequately alleged to be a member of the alleged combination or conspiracy. ParaTec has answered plaintiffs’ amended consolidated complaint. While denying that it met with any defendants for the purposes of forming and carrying out a combination or conspiracy, ParaTec admitted that it met with representatives of some of the defendants to discuss the prices of NBR sold in the United States. ParaTec intends to defend both as to liability and damages, and as to damages will vigorously assert that if and to the extent there was any improper activity, that activity had no substantial impact on prices. ParaTec has also filed several crossclaims against Crompton and Uniroyal, which was the majority shareholder of ParaTec during most of the class period, seeking full indemnification, on the basis of certain contractual and non-contractual claims, for any losses that ParaTec may incur as a result of the suit, as well as injunctive relief, punitive damages, attorneys’ fees and costs and expenses. In the event that Desc’s motion to dismiss is unsuccessful, Desc will assert a similar crossclaim.

Desc and ParaTec are also named defendants in a state court civil case commenced in Superior Court of California by Competition Collision Center L.L.C., on behalf of itself and other indirect purchasers of NBR in California. Plaintiffs seek treble damages for alleged price fixing and unfair competition in violation of California law. Desc and ParaTec intend to respond similarly in this action as they did in the federal action, except Desc may also move to dismiss for lack of personal jurisdiction in this state case.

As of this date, the contingencies related to this matter, including any amounts that will ultimately be paid in judgement or settlement by Desc and or ParaTec, together with the projected legal fees and expenses, can not be quantified. Any claims against us and any future claims could have an adverse impact on our financial condition, cash flows or results of operations.

In addition, we are involved in legal proceedings not described in this annual report that are incidental to the normal conduct of our business. Litigation is subject to many uncertainties, and we cannot predict the outcome of individual matters with assurance. It is reasonably possible that the final resolution of some of these matters could require us to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that we cannot reasonably estimate. Although the final resolution of any such matters could have a material effect on our consolidated operating results for a particular reporting period, we believe that it should not materially affect our consolidated financial position.

B. Significant Changes

At stockholders’ meetings held on March 8, 2004, our stockholders approved the:

(i) mandatory conversion of all Series C shares into Series B, on a one-for-one basis (the “Reclassification”). As a result, the ADSs are now represented by 20 Series B shares. The Reclassication has enabled us to simplify our capital structure and we expect it will improve the liquidity of our capital stock;

(ii) voluntary conversion of Series A shares into Series B shares, and voluntary conversion of Series B shares into Series A shares, on a one-for-one basis, at the request of the corresponding stockholders, which was completed on May 19, 2004;

(iii) amendment to our ByLaws in order to allow Mexican and non-Mexican investors to hold Series A shares and our Series B shares; and

(iv) an increase of Desc’s capital stock of approximately 2.738 billion pesos by issuing an aggregate of 912,719,584 of its common stock (both Series A and Series B), of which 502,544,745 shares were subscribed by Desc’s stockholders and 410,174,839 shares were sold to Inbursa pursuant to a Stock Subscription Cooperation Agreement dated February 17, 2004. This agreement terminated in accordance with its terms on May 19, 2004.

On May 24, 2004, Desc notified Deutsche Bank Trust Company Americas (“Deutsche Bank”), pursuant to Section 1105 of the Indenture dated as of October 17, 1997 (the “Indenture”) between Desc, as issuer and guarantor (as successor-in-interest to Dine, the original issuer of the Notes), and Deutsche Bank, as trustee, that all of the outstanding Notes have been called for redemption on June 30, 2004 (the “Redemption Date”) at a price of 102.9167% of the principal amount together with accrued interest to the Redemption Date (the “Redemption Price”), in accordance with Section 1101(b) of the Indenture. The Notes will no longer be outstanding after the Redemption Date. Unless the Company defaults in paying the Redemption Price to the holders of the Notes, interest on the Notes will cease to accrue on and after the Redemption Date. Thereupon, the only remaining right of the holders of the Notes will be the receipt of the Redemption Price.

Item 9. The Offer and Listing

Trading Prices of our Shares and ADS

All series of our stock are listed on the Mexican Stock Exchange and our ADSs are listed on the New York Stock Exchange under the symbol “DES”.

As of April 26, 2004, approximately 849,971 of the Series B shares were held in the form of ADSs. It is not practicable for us to determine the number of Series B shares beneficially owned by U.S. persons.

The table below sets forth for the periods indicated the high and low sales prices of the Series B shares on the Mexican Stock Exchange in nominal Pesos and the available high and low sales prices of the ADSs on the New York Stock Exchange in Dollars. These prices are not representative of the prices for the Series A and Series B shares for these periods:

	Mexican Stock Exchange Pesos Per Series B Share		New York Stock Exchange Dollars Per ADS(1)
	High	Low	High	Low
Prior Five Years:
1999	Ps. 11.24	Ps. 5.96	N.A.	N.A.
2000	6.91	3.11	N.A.	N.A.
2001	4.45	2.68	N.A.	N.A.
2002	5.76	3.12	N.A.	N.A.
2003	3.72	2.9	N.A.	N.A.
2002:			N.A.	N.A.
First Quarter	Ps. 4.74	Ps. 3.60	N.A.	N.A.
Second Quarter	5.76	4.27	N.A.	N.A.
Third Quarter	5.01	3.83	N.A.	N.A.
Fourth Quarter	3.96	3.12	N.A.	N.A.
2003:			N.A.	N.A.
First Quarter	Ps. 3.46	Ps. 2.92	N.A.	N.A.
Second Quarter	3.66	2.93	N.A.	N.A.
Third Quarter	3.72	3.06	N.A.	N.A.
Fourth Quarter	3.41	2.9	N.A.	N.A.
Most Recent Five Months:			N.A.	N.A.
December 2003	Ps. 3.34	Ps. 2.90	N.A.	N.A.
January 2004	3.67	3.09	N.A.	N.A.
February 2004	4.31	3.34	N.A.	N.A.
March 2004(1)	4.16	3.64	$7.61	$6.46
April 2004	4.07	3.65	7.22	6.22

(1)	On March 11, 2004, the Series C shares were mandatorily converted into Series B shares on a one-for-one basis. Prior to the date, the ADS was represented by 20 Series C shares. Accordingly, there is no price history for the ADS represented by the Series B shares prior to March 2004.

As of June 29, 2004, the closing sales price of the Series B shares on the Mexican Stock Exchange was Ps. 3.28 and the closing sales price of the ADSs on the New York Stock Exchange was $5.74.

Trading on the Mexican Stock Exchange

The Mexican Stock Exchange was founded in 1894 and has operated continuously since 1907. The Mexican Stock Exchange is located in Mexico City and is Mexico’s only stock exchange. The Mexican Stock Exchange is organized as a corporation and its shares are owned by authorized brokerage firms. These firms are exclusively authorized to trade on the floor of the Mexican Stock Exchange.

Electronic trading on the Mexican Stock Exchange takes place between the hours of 8:30 a.m. and 3:00 p.m., Mexico City time, on each weekday other than public holidays. Since January 11, 1999, all trading of equity securities listed on the Mexican Stock Exchange has been made through the Electronic Negotiation System, an automated, computer-linked system commonly known as BMV SENTRA Capitales.

The Mexican Stock Exchange publishes a daily official price list that includes information on each listed security. If the Mexican Stock Exchange considers that the suspension is necessary for the public to be fully informed, trading may be suspended in the event of disclosure of material non-public information. The Mexican Stock Exchange may also suspend trading of a particular security as a result of significant price fluctuations during a given trading day (fluctuations exceeding a given price level by more than 15%) or as a result of unusual movements in the price of a security during a period of no more than five consecutive trading days. The Mexican Stock Exchange may also suspend trading generally as a result of unexpected events or force majeure, or if unusual market fluctuations arise.

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

As of December 31, 2003, approximately 158 Mexican companies were listed on the Mexican Stock Exchange, excluding mutual funds. During the second half of 2003, the ten most actively traded equity issues represented approximately 71% of the total volume of the shares traded on the Mexican Stock Exchange, not including public offerings. Although there is substantial public participation in the trading of securities on the Mexican Stock Exchange, a major part of such activity reflects institutional investors transactions. There is no formal over-the-counter market for securities in Mexico.

The Mexican Stock Exchange is Latin America’s third largest exchange in terms of market capitalization, but it remains relatively small and illiquid compared to major world stock markets and is subject to significant volatility. As of December 31, 2003, the total market value of all shares, excluding mutual funds, listed on the Mexican Stock Exchange was Ps. 1.376 billion.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. ByLaws

Set forth below is a brief summary of certain principal provisions of our ByLaws as of March 16, 2004 and certain provisions of Mexican law. This description does not purport to be complete and is qualified in its entirety by reference to our ByLaws and the applicable provisions of Mexican law. For a description of the provisions of our ByLaws relating to our board of directors and the statutory examiner, see Item 6.

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

Voting Rights

Each Series A share and Series B share entitles the holder to one vote at any general meeting of our stockholders. The holders of the Series A shares have the right to elect one more than half of the board of directors. Stockholders or groups of stockholders holding shares of any one class of shares, which represent at least 10% of our total equity capitalization, have a right to elect one director of the relevant series for each 10% held. The holders of the Series B shares have the right to elect the remaining members of our board of directors.

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

Stockholders’ Meetings

Under Mexican law and Desc’s ByLaws, Desc may hold three types of stockholders’ meetings: ordinary, extraordinary and special. Ordinary stockholders’ meetings are those called to discuss any issue specified in Article 181 of the Ley General de Sociedades Mercantiles (the “Mexican Companies Law”) and other issues not reserved for extraordinary stockholders’ meetings. An ordinary stockholders’ meeting must be held at least annually during the four months following the end of each fiscal year to consider certain matters specified in Article 181 of the Mexican Companies Law, including, among other things, the approval of the report prepared by the board of directors on Desc’s financial statements for the preceding fiscal year, the appointment of members of Desc’s board of directors and statutory examiners and the determination of compensation for members of Desc’s board of directors and statutory examiners.

Extraordinary stockholders’ meetings are those called to consider the matters specified in Article 182 of the Mexican Companies Law, including:

•	extension of Desc’s duration or voluntary dissolution;

•	an increase or decrease in Desc’s minimum fixed capital;

•	change in Desc’s corporate purpose or nationality;

•	any transformation, merger or spin-off of Desc;

•	any stock redemption or issuance of preferred stock or bonds;

•	the cancellation of the listing of Desc’s shares with the Registro Nacional de Valores;

•	amendments to Desc’s ByLaws; and

•	other matters for which applicable Mexican law or the ByLaws specifically require an extraordinary meeting.

Special stockholders’ meetings are those called and held by stockholders of the same series or class to consider any matter particularly affecting the relevant series or class of shares.

Under Mexican law, holders of 20% of Desc’s outstanding capital stock may have any stockholder action set aside by filing a complaint with a Mexican court of competent jurisdiction within 15 days after the close of the meeting at which the action was taken, which shows that the challenged action violates Mexican law or Desc’s ByLaws. Relief under these provisions is only available to holders (1) who were entitled to vote on the challenged stockholder action and (2) whose shares were not represented when the action was taken or, if represented, voted against such action.

Stockholders’ meetings are required to be held in Desc’s corporate domicile, which is Mexico City. Calls for stockholders’ meetings must be made by Desc’s board of directors or statutory examiners or any Mexican court of competent jurisdiction. Desc’s board of directors or statutory examiners may be required to call a meeting of stockholders by the holders of 10% of Desc’s outstanding capital stock.

Notice of stockholders’ meetings must be published in the Diario Oficial de la Federación or in a newspaper of major circulation in Mexico City at least 15 days prior to the meeting. Unless the approval of financial statements is to be discussed at the meeting, such notice period may be reduced to 5 days if Desc’s board of directors deems such reduction appropriate based on the urgency of the matters to be discussed at such meeting. Each call of a stockholders’ meeting must set forth the place, date and time of the meeting and the matters to be addressed at such meeting. Calls of a stockholders’ meeting must be signed by whoever makes such calls.

In order to attend and vote at a stockholders’ meeting, a stockholder must request and obtain an admission card by depositing its share certificates (or evidence of deposit thereof in a Mexican bank) with the Secretary of Desc at least one day prior to the meeting. The stockholders may be represented at a stockholders’ meetings by proxies named through a notarized power of attorney, a proxy letter or a power of attorney conferred in the form prepared by Desc for a specific meeting.

Quorum

A quorum on a first call of an ordinary stockholders’ meeting is at least 50% of the outstanding shares. In order for a resolution of the ordinary stockholders’ meeting to be validly adopted as a result of a first or a subsequent call, the favorable vote of the majority of the shares represented at such meeting is required.

The quorum on a first call for an extraordinary stockholders’ meeting is at least 75% of the outstanding shares. An extraordinary stockholders’ meeting may be validly held pursuant to a second call with a quorum of at least 50% of the outstanding shares. In order for a resolution of the extraordinary general meeting to be validly adopted as a result of a first or a subsequent call, the favorable vote of 50% of the outstanding shares is required.

Withdrawal Rights

The outstanding variable portion of Desc’s capital stock may be fully or partially withdrawn by the stockholders. The minimum fixed portion of Desc’s capital stock specified in Desc’s ByLaws cannot be withdrawn. A holder of shares representing Desc’s variable capital stock that wishes to effect a total or partial withdrawal of its shares must notify Desc in an authenticated written notice to that effect. If notice of withdrawal is received prior to the last quarter of the fiscal year, the withdrawal becomes effective at the end of the fiscal year in which the notice is given. Otherwise, the withdrawal becomes effective at the end of the following fiscal year.

The redemption of a stockholder’s shares would be made at the lower of: (i) 95% of the value quoted on the Bolsa Mexicana de Valores, S.A. de C.V. (the “Mexican Stock Exchange”) obtained from the weighted average price per volume of operations done during the last thirty days during which the shares of Desc have been traded, prior to the date on which the redemption must take effect, for a period that may not be more than six months; or (ii) the book value of the shares according to the general balance sheet corresponding to the close of the fiscal year immediately prior to that in which the separation must take effect, previously approved by the General Ordinary Stockholders Meeting. If the number of days on which the shares have been traded during the period set forth in the preceding paragraph is less than thirty, the days shall be taken when they were actually traded. If the shares were not traded in said period, the book value of the shares shall be used.

The redemption shall be done against delivery and cancellation of the respective shares. Since Desc’s inception, no stockholder has ever exercised its right to withdraw.

Dividends and Distributions

At Desc’s annual ordinary general stockholders’ meeting, Desc’s board of directors must submit to the holders of the Series A shares and the Series B shares Desc’s financial statements for the preceding fiscal year. Five percent of Desc’s net earnings must be allocated to a legal reserve fund until such fund reaches an amount equal to 20% of Desc’s capital stock. Prior to the increase in capital approved by our stockholders on March 8, 2004, Desc’s legal reserve fund satisfied this requirement. Additional amounts may be allocated to extraordinary, special or additional reserve funds as the stockholders may from time to time determine. The remaining balance, if any, of net earnings may be distributed as dividends or allocated for the redemption of shares. Any redemption must be approved in advance at an extraordinary stockholders’ meeting.

Dividends are paid to the registered holder of the relevant share or the duly authorized representative of such holder upon delivery of the applicable coupon. With respect to share certificates deposited with Indeval, S.A. de C.V., Institución para el Depósito de Valores (“Indeval”), payment of dividends is made through Indeval in accordance with customary payment procedures. Partially paid shares may participate in any distribution to the extent that such shares have been paid at the time of the distribution. Desc’s ability to pay dividends is subject to limitations under our credit agreements and to Mexican legal requirements, which provide that a corporation may declare and pay dividends only out of the profits reflected in its year-end financial statements (approved by its stockholders), only if such payment is approved by its stockholders, and then only after the creation of a required legal reserve and the set off or satisfaction of losses, if any, incurred in previous fiscal years. See “Item 3. Risk Factors Relating to Our Operations—Dependence on dividends from subsidiaries” and “Risks Relating to Our Controlling Stockholder and Capital Structure—Certain members of the Senderos family effectively control our management and their interests may differ from those of other security holders”.

Liquidation Rights

Upon a dissolution of Desc, one or more liquidators must be appointed at an extraordinary stockholders’ meeting to wind up Desc’s affairs. All fully paid and outstanding shares of capital stock, regardless of class, will be entitled to participate equally in any distribution upon liquidation. Partially paid shares participate in a liquidation distribution in the same manner as they would in a dividend distribution.

Changes in Share Capital

An increase of capital stock may be effected through the issuance of new shares for payment in cash or in kind, by capitalization of indebtedness or by capitalization of certain items of stockholders’ equity. No increase of capital stock may be effected until all previously issued shares have been fully paid. A reduction of capital stock may be effected to absorb losses, to redeem shares or to release stockholders from payments not made. A reduction of capital stock to absorb losses may be effected by reducing the value of all outstanding shares. A reduction of capital stock to redeem shares may be effected by reimbursing holders of shares pro-rata or through a drawing before a public broker. Stockholders may also approve the redemption of fully paid shares with retained earnings, which would be effected by a repurchase of shares on the Mexican Stock Exchange (in the case of shares listed thereon).

Desc’s capital stock may be increased or decreased only by resolution of an extraordinary general stockholders’ meeting and, if such increase or decrease affects the fixed portion of Desc’s capital, an amendment to Desc’s ByLaws. Any holders of the Series A shares or the Series B shares would be entitled to vote on an increase or decrease in capital stock.

No stockholder resolution is required for decreases in capital stock based on the exercise of a stockholder’s right to withdraw variable shares or Desc’s purchase of its shares or for increases based on a resale by Desc of shares it previously purchased.

Preemptive Rights

In the event of a capital increase through the issuance of new shares for payment in cash or in kind, a holder of existing shares generally has a preferential right to subscribe for a sufficient number of new shares to maintain the holder’s proportionate holdings of shares.

Except in limited circumstances, preemptive rights must be exercised within the period and under the conditions established for such purpose by the stockholders’ meeting approving the increase and under Desc’s ByLaws, and in no case may such period be less than 15 calendar days following the publication of notice of the capital increase in the Diario Oficial de la Federación, provided that if all stockholders are present or represented at such meeting such publication shall not be required. Otherwise, such rights will lapse. Under Mexican law, preemptive rights may not be waived in advance by a stockholder and cannot be represented by an instrument that is negotiable separately from the corresponding share. Holders of American Depositary Shares may exercise preemptive rights only through the depositary.

Registration and Transfer of the Shares

All of Desc’s series of shares are evidenced by share certificates in registered form, and registered dividend coupons may be attached to the certificates. Share certificates held by stockholders may have dividend coupons attached. If Desc and Indeval agree, share certificates deposited with Indeval will have no dividend coupons attached. Dividend coupons may only be presented for payment by the registered holder of the related share or its duly appointed agent. Stockholders of Desc may either hold their shares directly, in the form of physical certificates, or indirectly through institutions that have accounts with Indeval. Accounts may be maintained at Indeval by brokers, banks, other financial institutions or other entities (“Indeval Participants”) approved by the CNBV. Desc maintains a share registry, and only those persons listed in such registry and those holding certificates issued by Indeval and any relevant Indeval Participant indicating ownership will be recognized as stockholders by Desc.

Other Provisions

Liabilities of the members of the board of directors

Under Mexican law, an action for civil liabilities against members of Desc’s board of directors may be initiated by a stockholders’ resolution. The director against whom such action is brought will cease to be a member of the board immediately upon the stockholders’ adoption of a resolution demanding responsibility for such civil liabilities. Additionally, stockholders representing not less than 15% of Desc’s outstanding shares may directly take such action against members of Desc’s board of directors, if (1) such stockholders have not voted against taking such action at the relevant stockholders’ meeting and (2) the claim in question covers damage alleged to have been caused to Desc and not merely to the individual plaintiffs. Any recovery of damages with respect to the action will be for Desc’s benefit and not for the stockholders bringing such action.

Purchase by Desc of its shares

According to Mexican law, Desc may repurchase any Desc shares on the Mexican Stock Exchange at any time at the then prevailing market price. If Desc repurchases Desc’s shares and holds onto them (i.e., the shares are not cancelled or placed in Desc’s treasury), Desc must record such repurchase as a charge to Desc’s net worth. If the repurchased shares are placed in Desc’s treasury, Desc must record such repurchase as a charge to Desc’s stockholders’ equity and no stockholder approval is required. The general ordinary stockholders’ meeting must expressly approve for each fiscal year the maximum amount of funds that may be used for stock repurchases, with the sole limitation that such designated amount may not exceed Desc’s net profits, including retained profits. Any of Desc’s shares that are owned by Desc and are not cancelled or placed in Desc’s treasury may not be represented at any stockholders’ meeting. Desc may publicly sell any of these repurchased shares, whether owned directly by Desc or held as treasury shares.

Repurchases in the event of delisting

In accordance with the regulations of the CNBV, Desc’s majority stockholders are obligated to make a public offer for the purchase of stock held by minority stockholders if the listing of Desc’s stock with the Mexican Stock Exchange is canceled, either by resolution of Desc or by an order of the CNBV. The price at which the stock must be purchased by the majority stockholders is the higher of:

•	the average quotation price for the 30 days prior to the date of the offer; or

•	the book value, as reflected in the last quarterly report filed with the CNBV and the Mexican Stock Exchange.

The majority stockholders are not bound to make the repurchase if all Desc’s stockholders agree to waive that right.

Appraisal rights

Whenever a stockholders’ meeting approves a change of our corporate purpose, a change of our nationality, a restructuring from one type of corporate form to another or a spin-off (escisión), any stockholder who has voted against such change or restructuring has the right to withdraw from Desc and receive an amount broadly equal to the book value of Desc’s shares (in accordance with Desc’s latest balance sheet approved by an ordinary general meeting), provided the dissenting stockholder exercises its right to withdraw during the 15-day period following the meeting at which such change or restructuring was approved.

Stockholder’s conflicts of interest

Pursuant to Article 196 of the Mexican General Law of Commercial Companies, any stockholder that has a direct or indirect conflict of interest with respect to a transaction must abstain from discussing and voting with respect to such transaction at the relevant stockholders’ meeting. A stockholder that votes on a transaction in which its interest conflicts with that of Desc may be liable for damages if the relevant transaction would not have been approved without such stockholder’s vote.

Director’s conflicts of interest

Pursuant to Article 14 Bis 5 of the Ley del Mercado de Valores (the “Securities Market Law”), any director, the statutory examiner that attends the Audit Committee meetings or any member of such committee, that has a direct or indirect conflict of interest with respect to a transaction that is presented to the board of directors or to the Audit Committee must disclose such conflict to the board of directors or committee and abstain from discussing and voting with respect to such transaction.

Rights of stockholders

The protections afforded to minority stockholders under Mexican law are different from those in the United States and many other jurisdictions. The substantive law concerning fiduciary duties of directors has not been the subject of extensive judicial interpretation in Mexico, unlike many states in the United States where duties of care and loyalty elaborated by judicial decisions help to shape the rights of minority stockholders. Mexican civil procedure does not contemplate class actions or stockholder derivative actions, which permit stockholders in U.S. courts to bring actions on behalf of other stockholders or to enforce rights of the corporation itself. Stockholders cannot challenge corporate action taken at a stockholders’ meeting unless they meet certain procedural requirements, as described above under “Stockholders’ Meetings.” As a result of these factors, in practice it may be more difficult for Desc’s minority stockholders to enforce rights against us or Desc’s directors or controlling stockholders than it would be for stockholders of a U.S. company. In 2001, the Mexican government increased minority stockholders’ rights by amending the Securities Market Law and enacting other regulations to reduce the ownership percentages necessary to exercise minority rights and permit minority stockholders to sell their shares in the event of a change of control in Desc.

Enforceability of civil liabilities

Desc is organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside of the United States. In addition, all or a substantial portion of our assets and their assets are located in Mexico. As a result, it may be difficult for investors to effect service of process within the United States on such persons. It may also be difficult to enforce against them, either inside or outside of the United States, judgments obtained against them in U.S. courts, or to enforce in U.S. courts judgments obtained against them in courts in jurisdictions outside of the United States, in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

Exclusive jurisdiction

Our ByLaws provide that legal actions relating to the execution, interpretation or performance of the ByLaws shall be brought only in the courts of Mexico City, Federal District.

Duration

Our existence under our ByLaws is 99 years from the date of our incorporation.

C. Material Contracts

For the two years preceding the date of this Form 20-F, Desc has not entered into any material contracts, other than contracts entered into in the ordinary course of business and those described below.

On December 19, 2003, we entered into the Dollar Facility and the Revolving Facility. On December 23, 2003 we entered into the Peso Facility.

On September 29, 2003, we entered into an Asset Purchase Agreement with Henkel Capital, S.A. de C.V. pursuant to which we substantially sold our adhesives and waterproofing assets.

In January 2004, we entered into an Asset Purchase Agreement pursuant to which we sold our aluminum wheel business to Hayes Lemmerz International, Inc. and acquired Hayes Lemmerz International Mexico, Inc.’s equity stake in Steel Wheels, S.A. de C.V., a manufacturer of steel wheels. As a result, Desc Automotriz now owns 100% of the equity of Steel Wheels, S.A. de C.V.

In June 2003, Cantiles sold all of the territorial reserves of Chiluca for $76 million. Prior to May 29, 2003, Desc owned 77.26% of Club Ecuestre and Fernando Senderos and Lucía Senderos owned the remaining 22.74%. On May 29, 2003, Desc acquired the Senderos’s 22.74% equity stake in Club Ecuestre and agreed to pay Fernando and Lucía Senderos their pro-rata share (based upon their relative equity holdings in Club Ecuestre immediately prior to Desc’s acquisition of the Senderos’s equity stake, as noted above) of the proceeds of the sale of the Chiluca territorial reserves, with the balance of the proceeds being paid to Desc.

D. Exchange Controls

Exchange Controls

Mexico abolished its exchange control system on November 11, 1991. From November 11, 1991 to October 20, 1992, Banco de México permitted the rate of exchange between the Peso and the Dollar to fluctuate according to supply and demand within a moving band. In December 1994, the Mexican government, in response to exchange rate pressures, increased by 15% the upper limit of the Peso - Dollar exchange rate band, and two days later allowed the Peso to fluctuate freely against the Dollar. By December 31, 1994, the Peso - Dollar exchange rate, which had been Ps. 3.466 to $1.00 on December 19, 1994, was Ps. 5.000 to $1.00.

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

Except for the period from September through December 1982, during the Mexican liquidity crisis, Banco de México consistently has made foreign currency available to Mexican private sector entities. However, in the event of renewed shortages of foreign currency, we cannot assure you that Banco de México would continue to make foreign currency available, or that the foreign currency we need to service foreign currency obligations could be purchased in the open market without substantial additional cost.

Pursuant to the provisions of NAFTA, Mexico remains free to impose foreign exchange controls on investments made in Mexico, including those made by U.S. and Canadian investors.

Restrictions on Foreign Investment

Foreign investment in the capital stock of Mexican companies is regulated by the 1993 Ley de Inversión Extranjera (the “Foreign Investment Law”) and the 1998 regulations promulgated under the Foreign Investment Law (the “Foreign Investment Regulations”). The Foreign Investment Law defines foreign investment as (i) the participation of foreign investors in the capital stock of Mexican corporations, or investments made in the capital stock of Mexican corporations by a Mexican corporation in which foreign capital has a majority participation, and (ii) the participation of foreign investors in those activities that are regulated by the Foreign Investment Law. Foreign investors are defined as individuals or entities that are not Mexican nationals. The Comisión Nacional de Inversión Extranjera (the “Foreign Investment Commission”), the Dirección General de Inversiones Extranjeras (the “Foreign Investments Bureau”) and the Registro Nacional de Inversiones Extranjeras (the “National Registry of Foreign Investments”) of the Ministry of Economy are responsible for the administration of the Foreign Investment Law and the Foreign Investment Regulations. In order to comply with foreign investment restrictions, Mexican companies typically limit particular classes of their stock to ownership by Mexican individuals and Mexican corporations in which foreign investment has a minority participation.

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

E. Taxation

Tax Treaty between the United States and Mexico

The United States and Mexico have signed and ratified a Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Protocols thereto. We refer to this Convention as the “Tax Treaty”. The Tax Treaty is currently in effect and summarized below are the provisions of the Tax Treaty that may affect holders of ADSs, Series B shares and our Notes who are residents of the United States (as defined in the Tax Treaty).

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

Mexican Federal Income Tax Considerations for Holders of ADSs and Series B Shares

The following is a summary of the principal consequences under current Mexican federal tax laws, the regulations and administrative rules issued by the Ministry of Finance and Public Credit and the Tax Treaty of the purchase, ownership and disposition of ADSs or Series B shares by a holder that is not a resident of Mexico, as in effect as of the date hereof. Readers are cautioned that these laws and regulations are subject to change or differing interpretations, which changes or differing interpretations could apply retroactively. This summary does not address the tax laws of any state or municipality in Mexico. Readers are cautioned that this is not a complete analysis or a listing of all potential tax effects that may be relevant to a decision to purchase, hold or dispose of ADSs or Series B shares.

For purposes of Mexican taxation, an individual is a resident of Mexico if he has established his home or main business location in Mexico. An individual is deemed to have his main business location in Mexico when (i) more than 50% of his worldwide income in the calendar year is Mexican sourced or (ii) Mexico is the main center of his professional activity. Individuals of Mexican nationality are deemed to be Mexican residents for tax purposes, unless proof is submitted to the contrary. A legal entity established under Mexican law or having its principal offices or management in Mexico is deemed a resident of Mexico. A person having a permanent establishment in Mexico will be regarded as a resident of Mexico and will be required to pay taxes in Mexico in accordance with applicable law in respect of all Mexican source income.

Taxation of dividends

Dividends paid either in cash or in any other form to Mexican individuals and to all non-Mexican stockholders, whether individuals or entities, with respect to the ADSs or the Series B shares represented by ADSs, are not subject to a Mexican withholding tax.

We will not be subject to any tax in connection with a dividend payment if the amount maintained in our previously taxed net earnings account (cuenta de utilidad fiscal neta or “CUFIN”) exceeds the dividend payment to be made. However, if the dividend payment is in an amount greater than our CUFIN balance (which may occur in a year when net profits exceed the balance in such accounts), then we will be required to pay up to 33% in 2004 and 32% beginning in 2005 on an amount equal to the product of (i) the portion of the amount which exceeds such balance times (ii) 1.4925 in 2004 and 1.4706 in 2005.

Taxation of capital gains

Gains on the sale or other disposition of ADSs by holders who are not residents of Mexico will not be subject to Mexican tax, if such disposition takes place over a stock exchange located in a highly liquid market of a country with which Mexico has executed a treaty to avoid double taxation. Deposits of Series B shares in exchange for ADSs and withdrawals of Series B shares in exchange for ADSs will not give rise to Mexican taxes.

Gains on the sale of Series B shares by holders who are not residents of Mexico will not be subject to any Mexican tax if (1) the transaction is carried out through the Mexican Stock Exchange, (2) such disposition takes place over a stock exchange located in a highly liquid market of a country with which Mexico has executed a treaty to avoid double taxation or (3) the Series B shares are on the list of publicly-traded shares published by the Ministry of Finance and Public Credit through general rules.

Under current law, the sale or disposition of Series B shares other than through the Mexican Stock Exchange by holders who are not residents of Mexico is generally subject to a Mexican tax at a rate of 25% of the gross sales price. However, if the holder is a resident of a country which is not considered to be a low tax rate country (by reference to a list of low-rate countries published by the Mexican Ministry of Finance and Public Credit), the holder may elect to designate a resident of Mexico as its representative for Mexican tax purposes, in which case taxes would be payable at a maximum rate of 3% on the gain on such disposition. The maximum rate will be gradually reduced by one percent per year until 2005. In 2005 and thereafter, the maximum rate will be 32%. The United States is not considered to be a low tax rate country. The Tax Treaty exempts United States residents from Mexican capital gains taxes on dispositions of stock (whether or not those dispositions are carried out through the Mexican Stock Exchange), provided that (i) during the 12 month period before the disposition, the U.S. resident did not hold, directly or indirectly, an equity interest of 25% or more in the Mexican company, (ii) less than 50% of the assets of the Mexican company consist of immovable property situated in Mexico or (iii) the gain is not attributable to a permanent establishment in Mexico of the U.S. resident.

Other Mexican taxes

There are no Mexican inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of ADSs or Series B shares, although gratuitous transfers of Series B shares may in some circumstances cause a Mexican federal tax to be imposed on the recipient. There are no Mexican stamp, issue, registration or similar taxes or duties payable by holders of ADSs or Series B shares.

Mexican Federal Income Tax Considerations for Holders of the Notes

The following is a summary of the principal consequences under current Mexican federal tax laws, the regulations and administrative rules issued by the Ministry of Finance and Public Credit and the Tax Treaty of the purchase, ownership and disposition by a Foreign Holder of the Notes. The Notes were issued by Dine, S.A. de C.V. (“Dine”) with the full and unconditional guarantee of Desc. As a result of Dine’s merger into Desc, Desc has assumed all of Dine’s obligations under the indenture. A “Foreign Holder” is a holder who (1) is not a resident of Mexico for tax purposes and (2) will not hold Notes or a beneficial interest in Notes in connection with the conduct of a trade or business through a permanent establishment in Mexico. This summary does not address the tax laws of any state or municipality in Mexico. Readers are cautioned that this is not a complete analysis or listing of all potential tax effects that may be relevant to a decision to purchase, hold or dispose of Notes.

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

Apart from the Reduced Rate Regulation, other special rates of Mexican withholding income tax may apply. In particular, under the Tax Treaty, the Mexican withholding tax is reduced to 4.9% (the “Treaty Rate”) for some holders that are residents of the United States within the meaning of the Tax Treaty provided they satisfy the circumstances contemplated in the Tax Treaty. However, during 2003, the Tax Treaty did not, generally, have any material effect on the Mexican tax consequences to holders of Notes because, as described above, with respect to a United States holder, Desc will be entitled to withhold taxes in connection with interest payments under the Notes at the Reduced Rate so long as the Reduced Rate Regulation requirements described above are met. Holders of the Notes should consult their tax advisors as to the possible application of the Treaty Rate.

Interest paid on Notes held by a non Mexican pension or retirement fund will be exempt from Mexican withholding tax if the fund (1) has been duly incorporated as a fund pursuant to the laws of its country of origin, (2) is the effective beneficiary of the interest paid, (3) is registered with the Ministry of Finance and Public Credit for that purpose, and (4) is exempt from income taxation in its country of origin and the relevant interest income is exempt from taxes in that country.

Desc has agreed, subject to the exceptions and limitations contained in the indenture under which the Notes were issued, to pay additional amounts in respect of the Mexican withholding taxes mentioned above to the holders of the Notes as will result in receipt by such holders of such amounts as would have been received by such holders had no such withholding or deduction been required.

Under the Mexican Income Tax Law, Desc in connection with the Notes, will not be subject to any Mexican income taxes in respect of payments of principal made to a Foreign Holder.

Taxation of capital gains

Under the Mexican Income Tax Law it is not clear if a tax will apply to gains resulting from a Foreign Holder’s sale or other disposition of Notes. We believe, but have not verified, that such tax applies only to the gains resulting from a Foreign Holder’s sale or other disposition of debt securities placed among the investment public at large in Mexico.

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

United States Federal Income Tax Considerations – ADSs or Series B Shares

General

Subject to the limitations described below, the following discussion describes the material United States federal income tax consequences to a U.S. Holder (as defined below) that is a beneficial owner of the ADSs or Series B shares (the “Shares”) and that holds them as capital assets. For United States federal income tax purposes, a U.S. Holder of ADSs will be treated as the owner of the Shares that those ADSs represent. Accordingly, this discussion generally treats ownership of ADSs as equivalent to owning Shares and the United States federal income tax consequences discussed below apply equally to owners of both Shares and ADSs. For purposes of this summary, a “U.S. Holder” is a beneficial owner of Shares who or that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal tax purposes) created or organized in the United States or under the laws of the United States or of any state or the District of Columbia, (iii) an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

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

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), current and proposed U.S. Treasury regulations promulgated thereunder, and administrative and judicial decisions, as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the United States federal income tax consequences to holders that are subject to special treatment, including:

•	broker-dealers, including dealers in securities or currencies;

•	insurance companies;

•	taxpayers that have elected mark-to-market accounting;

•	tax-exempt organizations;

•	financial institutions or “financial services entities”;

•	regulated investment companies;

•	taxpayers who hold Shares as part of a straddle, “hedge” or “conversion transaction” with other investments;

•	holders owning directly, indirectly or by attribution at least 10% of our voting power or 10% of the value of our stock;

•	taxpayers whose functional currency is not the Dollar;

•	certain expatriates or former long-term residents of the United States; and

•	taxpayers who acquire Shares as compensation for services.

This discussion does not address any aspect of United States federal gift or estate tax, or state; local or non-United States tax laws. Additionally, the discussion does not consider the tax treatment of partnerships or persons who hold Shares through a partnership or other pass-through entity. Certain material aspects of United States federal income tax relevant to a beneficial owner other than a U.S. Holder (a “Non-U.S. Holder”) also are discussed below. Each investor is advised to consult such person’s own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of Shares.

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

Distributions of our current or accumulated earnings and profits will be foreign source passive income for United States foreign tax credit purposes and will not qualify for the dividends received deduction otherwise available to corporations. U.S. Holders will not be entitled to a deduction or credit for any taxes paid by us on a distribution. See “Mexican Federal Income Tax Considerations for Holders of ADSs and Series B Shares – Taxation of dividends.”

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

Taxation of the Sale or Exchange of Shares

Subject to the discussion of the PFIC rules below, upon the sale or exchange of Shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in the Shares, which is usually the Dollar cost of such shares, and the amount realized on such sale or exchange. Capital gain from the sale or exchange of the Shares held more than one year is long-term capital gain. Long-term capital gains recognized by non-corporate U.S. Holders after May 5, 2003 and before 2009 may qualify for a reduced rate of taxation of 15% or lower under recently enacted legislation. Gain or loss recognized by a U.S. Holder on a sale or exchange of Shares generally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of a capital loss recognized on the sale or exchange of Shares is subject to limitations.

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

U.S. Holders generally will not be entitled to claim a foreign tax credit for any Mexican tax incurred on a sale of the Shares against U.S. tax imposed on any gain from the sale. See “Mexican Federal Income Tax Considerations for Holders of ADSs and Series B Shares – Taxation of capital gains.”

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

If we are a PFIC, a U.S. Holder may be subject to adverse United States federal income tax consequences upon receipt of distributions by us or upon realizing a gain on the disposition of our Shares, including taxation of such amounts as ordinary income and the imposition of an interest charge on the resulting tax liability as if such ordinary income accrued over the U.S. Holder’s holding period for the PFIC shares. We believe that we were not a PFIC for 2003 and believe we will not be a PFIC for 2004. However, there can be no assurances that we will not become a PFIC. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules.

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

United States Federal Income Tax Considerations – The Notes

The following discussion is based upon the provisions of the Code, the applicable U.S. Treasury regulations promulgated or proposed thereunder, judicial authority and current administrative rulings and practice. Legislative, judicial or administrative changes or interpretations may be forthcoming that may be retroactive and that could alter or modify the continued validity of the statements and conclusions set forth below. Except with respect to the discussions set forth below under “— Non-U.S. Holders” and “— Information Reporting and Backup Withholding,” this discussion is limited to the United States federal income tax considerations applicable to a beneficial owner of a Note who or which is (i) a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal tax purposes) created or organized in the United States or under the laws of the United States or any political subdivision thereof or therein, (iii) an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust (for purposes of this section relating to the Notes, a “U.S. Holder”). Certain aspects of United States federal income taxation relevant to a beneficial owner of a Note other than a U.S. Holder (for purposes of this section relating to the Notes, a “Non-U.S. Holder”) are also discussed below. This discussion does not address all aspects of United States federal income taxation that might be relevant to particular holders in light of their personal investment circumstances or status, nor does it discuss the consequences to holders subject to special treatment under the United States federal income tax laws, including:

•	broker-dealers, including dealers in securities or currencies;

•	insurance companies;

•	taxpayers that have elected mark-to-market accounting;

•	tax-exempt organizations;

•	financial institutions or “financial services entities”;

•	taxpayers who hold Notes as part of a straddle, “hedge” or “conversion transaction” with other investments;

•	certain expatriates or former long-term residents of the United States; and

•	U.S. Holders whose functional currency is not the Dollar.

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

Sale, Exchange or Redemption

Unless a non-recognition provision applies, the sale, exchange, redemption (including pursuant to an offer by us) or other disposition of a Note will be a taxable event for United States federal income tax purposes. In that event, a U.S. Holder will recognize gain or loss equal to the difference between (i) the amount of cash plus the fair market value of any property received upon that sale, exchange, redemption or other taxable disposition (other than amounts attributable to accrued interest) and (ii) the U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will equal the Dollar cost of the Note to the U.S. Holder.

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

Non-U.S. Holders

Subject to the discussion below under “—Information Reporting and Backup Withholding,” a Non-U.S. Holder of a Note generally will not be subject to United States federal income or withholding tax on payments, including stated interest and Additional Amounts in respect of a Note, and gain realized on the sale, exchange, redemption or other disposition of a Note unless (i) that income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (or in the case of a treaty resident, attributable to a permanent establishment in the United States) or (ii) in the case of a gain, the Non-U.S. Holder of a Note is a nonresident alien individual who holds a Note as a capital asset and is present in the United States for 183 days or more in the taxable year of the sale, exchange, redemption or other disposition and certain other conditions are satisfied.

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

Interest on a Note paid within the United States to a Non-U.S. Holder is subject to information reporting and possible backup withholding unless certain documentation requirements are satisfied. Interest on a note paid outside the United States to a Non-U.S. Holder through a U.S. person or a U.S. related person (as defined below) is subject to information reporting and possible backup withholding unless certain documentation and other requirements are satisfied. The payment of principal on a Note and the proceeds from the disposition of a Note by a Non-U.S. Holder to or through the U.S. office of any broker, U.S. or foreign, or the non-U.S. office of a U.S. person or a U.S. related person, will be subject to information reporting and possible backup withholding unless (i) the owner certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption and (ii) the broker does not have actual knowledge that the holder is a U.S. Holder or that the conditions of any other exemption are not, in fact, satisfied. A “U.S. related person” is a person with certain enumerated U.S. relationships.

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

F. Dividends

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20459. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Any filings we make electronically will be available to the public over the internet at the SEC’s website at http://www.sec.gov.

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

Market Risk

Our exposure to market risk associated with changes in interest rates relates primarily to debt obligations. Our policy is to manage our interest rate risk through a combination of fixed and floating rate debt issues. With respect to floating rate debt, we sometimes use interest rate swap contracts to reduce our interest rate exposure. Approximately 69% of our debt is denominated in Dollars.

The table below provides information as of December 31, 2003 about our financial instruments that are sensitive to changes in interest rates, exchange rates and commodity prices. For these debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The fair value of long-term debt is based on the quoted market prices for the same or similar issues, as well as on the present value of future cash flows. The rates used to discount the future cash flows of debt instruments are the London inter-bank offered rate or LIBOR and the Mexican TIIE rates that match the remaining life of the instrument.

	2004		2005		2006		2007		Thereafter		2003 Total		2003 Fair Value		2002 Total(5)		2002 Fair Value
Fixed Rate Debt (1)
Dollar-denominated	Ps.	162	Ps.	104	Ps.	106	Ps.	922	Ps.	209	Ps.	1,503	Ps.	1,730	Ps.	2,327	Ps.	2,655
Weighted average interest rate		8.29%		8.29%		8.29%		8.29%		8.29%
Peso-denominated					Ps.	1,086	Ps.	1,196			Ps.	2,281	Ps.	2,705	Ps.	2,195	Ps.	2,608
Weighted average interest rate						8.73%		8.73%

Floating Rate Debt (2)
Dollar-denominated	Ps.	273	Ps.	88	Ps.	2,864	Ps.	1,736	Ps.	1,808	Ps.	6,769	Ps.	7,307	Ps.	6,357	Ps.	6,552
Weighted average interest rate(3)		4.01%		5.64%		6.89%		7.62%		8.19%
Peso-denominated	Ps.	6	Ps.	6	Ps.	414	Ps.	411	Ps.	410	Ps.	1,247	Ps.	1,373	Ps.	1,329	Ps.	1,329
Weighted average interest rate(4)		8.24%		9.35%		10.18%		11.07%		12.02%

Interest Rate Derivative (5)								(68.1)		(1.4)			Ps.	(69.5)			Ps.	(76.6)
Variable to fixed swaps
Average pay rate								7.10%		11.40%
Average receive rate								10.30%		5.00%

Exchange Rate Derivative
Variable to fixed swaps															Ps.	11.00	Ps.	11.00
Average pay rate
Average receive rate

Commodities Derivatives (6)
Variable to fixed swaps		6.30							Ps.	6.30				Ps. 6.30	Ps.	(5.50)	Ps.	(54.50)
Average pay rate		NA
Average receive rate		NA

(1)	Fixed interest rates are weighted averages as contracted by Desc, included $74 million outstanding Notes on June 30, 2004.

(2)	Floating interest rates are based on market rates as of December 31, 2003 plus the weighted average spread for Desc and its subsidiaries.
(3)	Market rates for Dollar-denominated debt are based on the LIBOR curve.
(4)	Market rates for Peso-denominated debt are based on the TIIE.
(5)	Fair value refers to accrued net interest expenses/income as of each year.
(6)	All the commodities derivatives refer to natural gas.

A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to floating rate liabilities held at December 31, 2003 would increase our interest expense in 2004 by approximately Ps. 80,160 or 16.3%, over a 12-month period of 2004, assuming no additional debt is incurred during such period.

In the event of a 10% devaluation of the Peso against the Dollar, and assuming that 70% of our debt is denominated in Dollars, the impact on our balance sheet would be approximately $67 million.

Derivative Financial Instruments

Desc’s internal control system includes policies and procedures to manage its exposure to fluctuations in foreign currency exchange rates using derivative financial instruments. These instruments are traded only with authorized institutions and trading limits have been established for each institution. Desc does not carry out transactions with derivative financial instruments for the purpose of speculation.

The derivative financial instruments we currently use are primarily hedge contracts to reduce our exposure to exchange rate fluctuations. Premiums paid are amortized over the term of the derivative financial instrument using the unpaid balance of the liability being hedged. See Note 4 to the Financial Statements for additional information regarding our derivative financial instruments.

See also the discussion in Item 5 above regarding exchange rate translations and our treasury policy.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

At stockholders’ meetings held on March 8, 2004, our stockholders approved the mandatory conversion of all the Series C shares into Series B shares, on a one-for-one basis, and approved an amendment to our ByLaws to permit both Mexican and non-Mexican investors to hold both the Series A shares and Series B shares. See Item 10. “Share Capital” and “Voting Rights” for additional information about these shares.

Item 15. Controls and Procedures.

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis. Our chief executive officer and chief financial officer, with the assistance of other members of management, performed an evaluation of our disclosure controls and procedures as of December 31, 2003. Based on that evaluation, they concluded that our disclosure controls and procedures were effective as of December 31, 2003, to achieve their intended objectives.

There have not been any changes in our internal control over financial reporting during fiscal year 2003 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. Audit Committee Financial Expert.

Our board of directors has determined that Messrs. Prudencio López Martínez, Rubén Aguilar Monteverde and Ernesto Vega Velasco are our “audit committee financial experts” (as defined in Item 16A of Form 20-F). See Item 6 above under the heading “Directors and Senior Management” for additional information regarding our Audit Committee.

Item 16B. Code of Ethics.

On February 18, 2003, our board of directors had adopted a written code of ethics, which is applicable to all our employees, including members of our board of directors, our chief executive officer, our chief financial officer, our controller and other senior officers. We believe that this Code now substantially complies with the elements set forth in Item 16B of the Form 20-F. This code is publicly available on our website at: http://www.desc.com.mx/i/externos/otros/Desc Code of Ethics.pdf. Our Audit Committee is planning to consider whether to adopt a separate code of ethics which is applicable to our chief executive officer, chief financial officer and controller and other members of senior management performing similar functions.

Item 16C. Principal Accountant Fees and Services.

Our principal accountant is Galaz, Yamazaki, Ruiz Urquiza, S.C., which is a member firm of Deloitte Touche Tohmatsu (“Deloitte”).

Deloitte billed us the following fees for professional services in each of the last two fiscal years:

	Year ended December 31,
	2002		2003
Audit Fees	Ps.	12,659.9	Ps.	12,996.9
Audit-Related Fees		3,151.1		3,015.5
Tax Fees		481.9		471.5
All Other Fees		9,844.1		—

Total	Ps.	26,137.0	Ps.	16,483.9

“Audit Fees” are the aggregate fees billed by Deloitte for the audit of our consolidated and annual financial statements.

“Audit-Related Fees” comprises fees billed for the audit of other attestation services subject to regulatory requirements, as well as advisory services associated with our financial reporting.

“Tax Fees” are fees for professional services rendered by Deloitte for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and expatriate employee tax services.

“All Other Fees” are fees mainly related to advisory services rendered prior to May 6, 2003 and in connection with the implementation of accounting software.

Audit Committee’s Pre-Approval Policies and Procedures

Our Audit Committee is responsible for evaluating and recommending to our board an auditor and all audit and permissible non-audit services to be provided by the auditor. Our Audit Committee likewise evaluates and recommends to our board of directors the auditors for our subsidiaries within the consolidated entity. Under Mexican law, the board of directors alone has the authority to select auditors and their services, with the advice and recommendation of the audit committee. Our board of directors has the authority to approve all such auditors and services. Our board of directors pre-approves all audit and permissible non-audit services provided by all auditors for the consolidated entity on an annual basis, setting forth in detail the particular services or categories that are pre-approved in advance and the budget for each service or category of services. Any service proposal not included in this list of pre-approved services and/or categories of services that is submitted by any of our outside auditors (including auditors for any subsidiary within the consolidated entity) must be evaluated and recommended by our Audit Committee and then approved by our board.

Item 16D. Exemptions From the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17. Financial Statements.

We have responded to Item 18 in lieu of responding to this item.

Item 18. Financial Statements.

You can find our Financial Statements on F-1 through F-66.

Item 19. Exhibits

1.1 English translation of Registrant’s ByLaws (incorporated by reference to the exhibit to the Form 8-A filed by the Registrant with the SEC on March 16, 2004).

2.1 The total amount of long-term debt securities of Desc, S.A. de C.V. authorized under any instrument does not exceed 10% of the total assets of Desc, S.A. de C.V. on a consolidated basis. We hereby agree to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Desc, S.A. de C.V. or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

2.2 Credit Agreement, dated as of December 19, 2003, among Desc, S.A. de C.V., each of the lenders party thereto from time to time that is a signatory thereto and Citibank, N.A., as administrative agent.

2.3 Guaranty Agreement, dated as of December 23, 2003, between each of the guarantors party thereto and Citibank, N.A., as administrative agent.

2.4 Consent, Waiver and First Amendment to the Credit Agreement, dated as of April 27, 2004, among Desc, S.A. de C.V., each of the lenders party thereto from time to time and Citibank, N.A., as administrative agent.

4.1 English translation of the Convenio de Colaboracion en la Subscripcion de Acciones (Stock Subscription Cooperation Agreement) between Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa and Desc, S.A. de C.V., dated as of February 17, 2004.

4.2 English translation of Partnership Interests Purchase Agreement, dated May 29, 2003, between Fernando Senderos Mestre and Desc, S.A. de C.V.

4.3 English translation of Partnership Interests Purchase Agreement, dated May 29, 2003, between Lucía Senderos and Desc, S.A. de C.V.

4.4 Asset Purchase Agreement, dated as of January 15, 2004, among Desc Automotriz, S.A. de C.V., Hayes Wheels de Mexico, S.A. de C.V., Hayes Wheels Aluminio, S.A. de C.V., Inmobiliaria el Puente, S.A. de C.V., Hayes Wheels Acero, S.A. de C.V., Administracion y Control Hayes, S.A. de C.V., Hayes Lemmerz International, Inc., Hayes Lemmerz International – Mexico, Inc. and Hayes Lemmerz Aluminio, S. de R.L. de C.V. (portions of this exhibit have been omitted pursuant to a request for confidential treatment).

4.5 First Amendment to Asset Purchase and Sale Agreement, dated as of September 30, 2003, between Desc, S.A. de C.V. and Henkel Capital, S.A. de C.V. (portions of this exhibit have been omitted pursuant to a request for confidential treatment).

4.6 Asset Purchase and Sale Agreement, dated as of September 29, 2003, between Desc, S.A. de C.V. and Henkel Capital, S.A. de C.V. (portions of this exhibit have been omitted pursuant to a request for confidential treatment).

8.1 Significant subsidiaries owned, directly or indirectly, by Desc as of December 31, 2003, as defined in Regulation S-X, §210.1-02(w): See “Organizational Structure” in “Item 4. Information on the Company.”

12.1 Certification of the Chief Executive Officer of Desc pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2 Certification of the Chief Financial Officer of Desc pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1 Certification pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20 F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Desc, S.A. de C.V.

By:	/s/ Arturo D’Acosta Ruiz
Name:	Arturo D’Acosta Ruiz
Title:	Chief Financial Officer

Dated: June 30, 2004

Report of Independent Registered Public

Accounting Firm to the Board of Directors

and Stockholders of

Desc, S.A. de C.V.:

We have audited the accompanying consolidated balance sheets of Desc, S.A de C.V. and subsidiaries (collectively referred to as the “Company”) as of December 31, 2002, and 2003, and the related consolidated statements of income (loss), changes in stockholders’ equity and changes in financial position for the years then ended, all expressed in thousands of Mexican pesos of purchasing power as of December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of the chemical and food segments, which statements reflect total assets constituting 42% of consolidated total assets as of December 31, 2002, and 2003, and total revenues constituting 53% and 49%, respectively, of consolidated total revenues for the years then ended. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

As mentioned in Notes 1b. and 11 to the accompanying consolidated financial statements, in December 2003 the Company satisfactorily concluded negotiations to restructure a significant portion of its short and long-term debt.

As mentioned in Note 4a. to the accompanying consolidated financial statements, as of December 31, 2003 the Company early adopted the provisions of new Bulletin C-15, “Impairment of the Value of Long-lived Assets and their Disposal”, which establishes that an impairment loss has occurred if the present value of estimated net future cash flows of a cash generating unit is less than the book value of long-lived assets, tangible or intangible. The effect in thousands of pesos derived from the application of this principle was the recognition of Ps.712,457 of impairment in the value of certain property, plant and equipment and Ps.898,891 of impairment in the value of the goodwill of certain subsidiaries. The charge to 2003 results was Ps.1,384,294, net of a reduction of Ps.227,054 in the related deferred income tax liability.

In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Desc, S.A. de C.V. and subsidiaries as of December 31, 2002, and 2003, and the results of their operations, changes in their stockholders’ equity and changes in their financial position for the years then ended in conformity with accounting principles generally accepted in Mexico.

Our audits also included:

•	Auditing the adjustments to convert the consolidated financial statements of Authentic Acquisition Corporation and subsidiaries into Mexican pesos and accounting principles generally accepted in Mexico for purposes of consolidation.

•	Auditing the restatement of the 2001 financial statements into constant Mexican pesos.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of income for each of the three years in the period ended December 31, 2003, and the determination of stockholders’ equity at December 31, 2003 and 2002, to the extent summarized in Note 24.

Our audits also comprehended the translation of the Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2a. The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

A member firm of Deloitte Touche Tohmatsu

/S/    CPC Luis Javier Fernández Barragán

Mexico City

March 26, 2004

(April 30, 2004 with respect to Note 21)

Desc, S.A. de C.V. and Subsidiaries

Consolidated balance sheets

As of December 31, 2002 and 2003

Expressed in thousands of constant Mexican pesos (Ps.) and thousands of U.S. dollars ($)

	2002		2003		2003
Assets

Current assets:
Cash and cash equivalents	Ps.	2,501,563	Ps.	719,967	$64,284
Notes and accounts receivable, net		3,825,351		4,270,341	381,287
Inventories, net		3,193,122		3,120,436	278,615
Prepaid expenses		56,777		78,212	6,983
Discontinued operations		102,009		8,346	745

Total current assets		9,678,822		8,197,302	731,914

Land held for development and real estate projects		4,290,528		3,828,312	341,820

Trade receivables - long-term		—		1,048,481	93,616

Property, plant and equipment, net		13,684,423		11,813,121	1,054,762

Goodwill, net		1,381,563		594,673	53,097

Other assets, net		1,286,888		1,222,279	109,134

Discontinued operations		147,481		30,822	2,752

Total	Ps.	30,469,705	Ps.	26,734,990	$2,387,095

Liabilities and stockholders’ equity

Current liabilities:
Bank loans and current portion of long-term debt	Ps.	3,641,828	Ps.	440,553	$39,336
Notes and accounts payable to suppliers		2,087,713		1,617,571	144,429
Income taxes and employee profit sharing		106,412		225,177	20,105
Other payables and accrued liabilities		1,777,136		1,731,975	154,643
Discontinued operations		62,482		13,366	1,193

Total current liabilities		7,675,571		4,028,642	359,706

Long-term debt		9,051,649		11,360,011	1,014,305

Deferred income taxes		1,339,115		880,749	78,640

Related parties - long-term		—		183,762	16,408

Other long-term liabilities		577,887		375,609	33,537

Total liabilities		18,644,222		16,828,773	1,502,596

(Continued)

	2002		2003		2003
Stockholders’ equity:
Capital stock		11,715,914		11,715,914	1,046,082
Paid-in surplus		1,170,390		1,170,390	104,501
Retained earnings		19,766,314		17,525,927	1,564,843
Reserve for repurchase of shares		996,847		996,847	89,006
Cumulative effect of initial recognition of deferred income taxes		(1,887,308)		(1,887,308)	(168,513)
Cumulative effect of restatement		(23,690,416)		(23,036,402)	(2,056,859)
Adjustment of additional employee retirement liability		(154,105)		(147,158)	(13,139)

Majority stockholders’ equity		7,917,636		6,338,210	565,921
Minority interest		3,907,847		3,568,007	318,578

Total stockholders’ equity		11,825,483		9,906,217	884,499

Total	Ps.	30,469,705	Ps.	26,734,990	$2,387,095

(Concluded)

The accompanying notes are part of these consolidated financial statements.

Desc, S.A. de C.V. and Subsidiaries

Consolidated statements of income (loss)

For the years ended December 31, 2001, 2002 and 2003

Expressed in thousands of constant Mexican pesos (Ps.)

and thousands of U.S. dollars ($), except per share information

	2001		2002		2003		2003
Net sales	Ps.	22,092,872	Ps.	20,360,380	Ps.	21,755,055	$1,942,450

Cost of sales		16,284,573		15,572,154		17,024,252	1,520,050

Gross income		5,808,299		4,788,226		4,730,803	422,400

Operating expenses:
Administrative		2,229,370		2,222,587		2,318,689	207,029
Selling		1,616,673		1,484,339		1,569,650	140,150

		3,846,043		3,706,926		3,888,339	347,179

Operating income		1,962,256		1,081,300		842,464	75,221

Other (expenses) income:
Impairment of fixed assets		(101,205)		(50,988)		(14,140)	(1,263)
Depreciation of idle plant		(75,515)		(7,539)		(2,631)	(235)
Amortization of goodwill		(85,418)		(79,992)		(95,097)	(8,491)
Goodwill write-off from Club Ecuestre Chiluca, S.A. de C.V.		—		—		(59,280)	(5,293)
Amortization of preoperating expenses and patents		(112,077)		(37,496)		—	—
Loss on sale of shares		(12,324)		(6,073)		(18,086)	(1,615)
Special item - severance payments		(250,708)		—		(121,131)	(10,815)
Income from the technology fund		37,016		29,114		23,336	2,084
Income (loss) on sale of assets		4,544		(27,494)		(69,575)	(6,212)
Recovery of taxes		13,991		51,434		47,474	4,239
Other, net		(39,199)		(6,272)		(69,639)	(6,218)

		(620,895)		(135,306)		(378,769)	(33,819)
Integral financial result:
Interest income		126,211		68,192		42,136	3,762
Interest expense		(1,076,283)		(865,104)		(1,076,072)	(96,079)
UDIS variation		(109,282)		(120,648)		(93,847)	(8,379)
Exchange gain (loss), net		336,046		(770,354)		(529,668)	(47,293)
Monetary position gain		374,976		414,082		305,978	27,320

		(348,332)		(1,273,832)		(1,351,473)	(120,669)

Income (loss) from continuing operations before provisions and equity in associated companies and unconsolidated subsidiaries.		993,029		(327,838)		(887,778)	(79,267)

(Continued)

	2001		2002		2003		2003
Provisions for:
Current income taxes		478,682		226,091		341,958	30,532
Deferred income taxes		(572,760)		(83,149)		(279,890)	(24,990)
Employee profit sharing		159,161		108,783		103,918	9,279

		65,083		251,725		165,986	14,821
Equity in associated companies and unconsolidated subsidiaries		(125,376)		(5,406)		11,252	1,005

Income (loss) from continuing operations		802,570		(584,969)		(1,042,512)	(93,083)
Income (loss) form discontinued operations		(253,863)		(629,868)		22,896	2,044
Change in accounting principle		—		—		(1,384,294)	(123,600)
Extraordinary item		(309,998)		—		—	—

Net consolidated income (loss) for the year	Ps.	238,709	Ps.	(1,214,837)	Ps.	(2,403,910)	$(214,639)

Allocation of consolidated net income:
Majority stockholders’ interest	Ps.	45,446	Ps.	(1,084,545)	Ps.	(2,240,387)	$(200,038)
Minority stockholders’ interest		193,263		(130,292)		(163,523)	(14,601)

	Ps.	238,709	Ps.	(1,214,837)	Ps.	(2,403,910)	$(214,639)

Income (loss) per share:
Income (loss) from continuing operations	Ps.	0.39	Ps.	(0.28)	Ps.	(0.55)	$(0.05)

Discontinued operations	Ps.	(0.16)	Ps.	(0.40)	Ps.	0.01	$—

Change in accounting principle	Ps.	—	Ps.	—	Ps.	(0.87)	$(0.08)

Extraordinary items	Ps.	(0.20)	Ps.	—	Ps.	—	$—

Majority net income (loss)	Ps.	0.03	Ps.	(0.68)	Ps.	(1.41)	$(0.13)

Weighted average shares outstanding (000’s)		1,588,614		1,588,687		1,588,687	1,588,687

(Concluded)

The accompanying notes are part of these consolidated financial statements.

Desc, S.A. de C.V. and Subsidiaries

Consolidated statements of stockholders’ equity

For the years ended December 31, 2001, 2002 and 2003

Expressed in thousands of constant Mexican pesos (Ps.) and thousands of U.S. dollars ($)

	Capital Stock					Paid-in surplus		Retained earnings		Reserve for repurchase of shares
	Number of shares	Historical		Restatement
Balances, January 1, 2001	1,368,998,270	Ps.	17,797	Ps.	11,698,057	Ps.	1,169,800	Ps.	21,682,534	Ps.	996,847
Increase in capital stock due to merger	81,106		1		59		590		—		—
Dividends declared	—		—		—		—		(448,185)		—
Decrease in minority interest due to restructuring and sales	—		—		—		—		—		—
Comprehensive income (loss)	—		—		—		—		45,446		—

Balances, December 31, 2001	1,369,079,376		17,798		11,698,116		1,170,390		21,279,795		996,847
Dividends declared	—		—		—		—		(428,936)		—
Comprehensive income (loss)	—		—		—		—		(1,084,545)		—

Balances, December 31, 2002	1,369,079,376		17,798		11,698,116		1,170,390		19,766,314		996,847

	Cumulative effect of initial recognition of deferred income taxes		Cumulative effect of restatement		Adjustment of additional employee retirement liability		Majority stockholders’ equity		Minority interest		Total stockholders’ equity
Balances, January 1, 2001	Ps.	(1,887,308)	Ps.	(23,338,038)	Ps.	—	Ps.	10,339,689	Ps.	5,426,438	Ps.	15,766,127
Increase in capital stock due to merger		—		—		—		650		—		650
Dividends declared		—		—		—		(448,185)		(402,055)		(850,240)
Decrease in minority interest due to restructuring and sales		—		—		—		—		(652,094)		(652,094)
Comprehensive income (loss)		—		(768,530)		—		(723,084)		(356,039)		(1,079,123)

Balances, December 31, 2001		(1,887,308)		(24,106,568)		—		9,169,070		4,016,250		13,185,320
Dividends declared		—		—		—		(428,936)		(121,073)		(550,009)
Comprehensive income (loss)		—		416,152		(154,105)		(822,498)		12,670		(809,828)

Balances, December 31, 2002		(1,887,308)		(23,690,416)		(154,105)		7,917,636		3,907,847		11,825,483

	Capital Stock
	Number of shares	Historical		Restatement		Paid-in surplus		Retained earnings		Reserve for repurchase of shares
Purchase of minority shareholding interests	—		—		—		—		—		—
Comprehensive income (loss)	—		—		—		—		(2,240,387)		—

Balances, December 31, 2003	1,369,079,376	Ps.	17,798	Ps.	11,698,116	Ps.	1,170,390	Ps.	17,525,927	Ps.	996,847

Balances, December 31, 2002	1,369,079,376		$1,589		$1,044,493		$104,501		$1,764,881		$89,006
Purchase of minority shareholding interests	—		—		—		—		—		—
Comprehensive income (loss)	—		—		—		—		(200,038)		—

Balances, December 31, 2003	1,369,079,376		$1,589		$1,044,493		$104,501		$1,564,843		$89,006

	Cumulative effect of initial recognition of deferred income taxes		Cumulative effect of restatement		Adjustment of additional employee retirement liability		Majority stockholders´ equity		Minority interest		Total stockholders’ equity
Purchase of minority shareholding interests		—		—		—		—		(314,101)		(314,101)
Comprehensive income (loss)		—		654,014		6,947		(1,579,426)		(25,739)		(1,605,165)

Balances, December 31, 2003	Ps.	(1,887,308)	Ps.	(23,036,402)	Ps.	(147,158)	Ps.	6,338,210	Ps.	3,568,007	Ps.	9,906,217

Balances, December 31, 2002		$(168,513)		$(2,115,254)		$(13,758)		$706,945		$348,921		$1,055,866
Purchase of minority shareholding interests		—		—		—		—		(28,045)		(28,045)
Comprehensive income (loss)		—		58,395		619		(141,024)		(2,298)		(143,322)

Balances, December 31, 2003		$(168,513)		$(2,056,859)		$(13,139)		$565,921		$318,578		$884,499

The accompanying notes are part of these consolidated financial statements.

Desc, S.A. de C.V. and Subsidiaries

Consolidated statements of changes in financial position

For the years ended December 31, 2001, 2002 and 2003

Expressed in thousands of constant Mexican pesos (Ps.) and thousands of U.S. dollars ($)

	2001		2002		2003		2003
Operating activities:
Income (loss) from continuing operations	Ps.	802,570	Ps.	(584,969)	Ps.	(1,042,512)	$(93,083)

Add (deduct)-Items which do not require (generate) resources-
Depreciation and amortization		1,310,465		1,319,529		1,380,750	123,283
Depreciation of idle plant		75,517		7,539		2,631	235
Impairment of fixed assets		101,205		50,988		14,140	1,263
Capitalized integral financial cost		(5,838)		—		—	—
Equity in associated companies and unconsolidated subsidiaries		125,376		5,406		(11,252)	(1,005)
Amortization and write-off of goodwill		85,418		79,992		154,377	13,784
Deferred income taxes		(572,760)		(83,149)		(279,890)	(24,991)
Non-cash items from discontinued operations		114,055		57,813		20,634	1,842

		2,036,008		853,149		238,878	21,328
Changes in operating assets and liabilities-
Notes and accounts receivable		1,147,934		(53,954)		(617,634)	(55,147)
Inventories		604,575		53,604		29,530	2,637
Prepaid expenses		24,718		20,869		(21,435)	(1,914)
Real estate assets available for sale		(19,610)		19,610		—	—
Decrease in current assets due to sale of assets of Industrias Resistol, S.A. de C.V.		—		—		270,216	24,127
Current assets from discontinued operations		79,055		281,360		93,663	8,363
Notes and accounts payable to suppliers, other payables and accrued liabilities		71,941		(140,601)		(308,988)	(27,588)
Income taxes and employee profit sharing		196,350		(291,010)		118,765	10,604
Current liabilities from discontinued operations		(31,511)		(34,037)		(69,750)	(6,228)

		2,073,452		(144,159)		(505,633)	(45,146)

Discontinued operations		(253,863)		(629,868)		22,896	2,044
Change in accounting principle		—		—		(1,384,294)	(123,600)
Extraordinary items		(309,998)		—		—	—

Net resources generated by (used in) operations		3,545,599		79,122		(1,628,153)	(145,374)

(Continued)

	2001		2002		2003		2003
Financing activities:
Proceeds from debt		(1,384,338)		4,852,720		7,097,310	633,700
Payments of debt		(508,058)		(2,654,645)		(7,505,534)	(670,149)
Effect of the variance on short-term bank loans, current portion of long-term debt and long-term debt		(558,659)		(598,238)		(484,689)	(43,277)
Related parties - long-term		—		—		124,482	11,115
Other long-term liabilities		(231,462)		322,197		(202,278)	(18,061)
Deferred income taxes		(516,591)		252,283		(178,476)	(15,936)
Increase in capital stock due to merger		650		—		—	—
Dividends paid		(228,323)		(440,469)		(206,315)	(18,420)
Dividends paid to minority interest		(402,055)		(121,073)		—	—
Adjustment of additional employee retirement liability		—		(154,105)		6,947	619
Decrease in minority stockholders’ interest due to restructuring and sale		(652,094)		—		—	—

Net resources (used in) generated by financing activities		(4,480,930)		1,458,670		(1,348,553)	(120,409)

Investing activities:
Land acquisition		(7,154)		(3,142)		—	—
Cost of land sold		282,278		64,777		987,434	88,165
Investment in real estate projects		(761,902)		(405,757)		(518,224)	(46,271)
Cost of real estate projects sold		137,552		368,978		232,085	20,722
Trade receivables - long-term		—		—		(1,048,481)	(93,616)
Investments in shares		(260,854)		29,137		—	—
Cumulative effect of change in accounting policy of goodwill		—		—		898,891	80,260
Sale of shares of subsidiaries		1,574,561		—		—	—
Cash and cash equivalents of subsidiaries sold		(79,368)		—		—	—
Purchase of minority shareholdings		—		—		(314,101)	(28,045)
Acquisitions of property, plant and equipment		(785,151)		(1,117,412)		(802,625)	(71,664)
Net book value of retirements of property, plant and equipment		666,375		262,445		401,998	35,893
Net book value of retirements of property, plant and equipment of Industrias Resistol, S.A. de C.V.		—		—		453,156	40,462
Cumulative effect of change in accounting policy in property plant and equipment		—		—		712,457	63,614
Net increase of investment properties				(28,349)		—	—
Other assets		(94,961)		242,140		75,861	6,773
Investing activities of discontinued operations		3,718		66,469		116,659	10,416

Net resources generated by (used in) investing activities		675,094		(520,714)		1,195,110	106,709

Net increase (decrease) in cash and cash equivalents		(260,237)		1,017,078		(1,781,596)	(159,074)
Net decrease in cash and cash equivalents from discontinued operations		(13,919)		(8,288)		—	—
Cash and cash equivalents:
Balance at beginning of year		1,766,929		1,492,773		2,501,563	223,358

Balance at end of year	Ps.	1,492,773	Ps.	2,501,563	Ps.	719,967	$64,284

(Concluded)

The accompanying notes are part of these consolidated financial statements.

Desc, S.A. de C.V. and Subsidiaries

Notes to consolidated financial statements

As of December 31, 2001, 2002 and 2003

Expressed in thousands of constant Mexican pesos (Ps.) and thousands of U.S. dollars ($)

1. Principal activities and significant events

Activities- Desc, S.A. de C.V. (“DESC”) is the controlling stockholder of a group of companies engaged mainly in the manufacture and sale of autoparts, chemicals and food. It is also engaged in the acquisition, sale and development of real estate.

Significant events-

(a)	The economic slowdown recorded in the last few years had a significant impact in the United States of America and Mexico, with adverse consequences on the results of DESC, primarily in the automotive and chemical sectors. For this reason, during 2002 and 2003 DESC decided to reviewing its investment portfolio and realigning its operating structure to reflect market conditions. Therefore, during 2002 DESC decided to close the following non-strategic businesses: spark plugs and electric parts from the automotive sector, the natural pigments business in the chemicals sector, and in the food sector the hog raising operation in the Bajio region and the shrimp farming business, which was donated to the Instituto Tecnológico de Estudios Superiores de Monterrey; it also began a downsizing program which continued during 2003, during which period the group’s work force was reduced by 15.1% (see Notes 17 and 18).

(b)	In December 2003 the Company satisfactorily concluded the agreement with bank creditors to refinance syndicated loans and a significant part of the Company’s short-term debt. The total amount of the restructured debt was approximately $667,000 ($445,700 and Ps.1,223,000 of long-term loans and $112,000 of revolving credit and letters of credit), which represents around 63% of the Company’s consolidated debt. The terms of the negotiation include maturity of the debt after five years and a grace period of 30 months as of January 2004 for payment of principal. The interest rates obtained for the dollar debt are LIBOR rate plus a variable interest margin, while the rate for the Mexican peso debt is TIIE (Interbank interest rate) plus a variable interest margin (see Note 11).

(c)	Continuing with the programs mentioned in subsection a) above, the following resolutions were adopted at the Stockholders’ Ordinary General and Special Meeting held on April 28, 2003:

i.	Merge DESC with Industrias Resistol, S.A. de C.V. with DESC surviving as the merged company. Such merger went into effect for accounting and tax purposes as of September 29, 2003, DESC sold basically all of the assets of the aforementioned subsidiary engaged in the manufacture and sale of adhesives and waterproofing materials as of September 30, 2003. As a result of such asset sale, the Company generated a loss of Ps.11,013 which is recorded in the statement of income (loss) under the heading “Other expenses”.

ii.	Merge DESC with Industrias Ruiz Galindo, S.A. de C.V., with DESC surviving as the merged company. Such merger went into effect for accounting and tax purposes as of May 1, 2003, for which reason as of this date Industrias Ruiz Galindo, S.A. de C.V. ceased to exist as a legal entity.

2. Basis of presentation

a.	Convenience translation - U.S. dollar amounts shown in the financial statements have been included solely for the convenience of users and are translated at the exchange rate for December 31, 2003 of 11.1998 Mexican pesos per U.S. dollar. Such translation should not be interpreted as a representation that the Mexican peso amounts have been, could have been, or could in the future be, translated into U.S. dollars at this or any other exchange rate. The statements of income in U.S. dollars generated monthly by the Company for local purposes are determined based on historical amounts for each month and are converted at the average exchange rates of the respective months, for which reason they differ from the accompanying consolidated statement of income (loss).

b.	Basis of consolidation- The accompanying consolidated financial statements include those of DESC and the subsidiaries in which there is stockholding and administrative control. All significant intercompany transactions and balances have been eliminated in the accompanying consolidated financial statements.

The Company’s principal subsidiaries are:

	2002	2003
Automotive segment-
Desc Automotriz, S.A. de C.V. and Subsidiaries Chemical segment (“GIRSA”)-	99.9%	99.9%
Industrias Negromex, S.A. de C.V.	99.9%	99.9%
Paratec, S.A. de C.V.	99.9%	—
Industrias Resistol, S.A. de C.V.	99.9%	—
Quimir, S.A. de C.V.	99.9%	99.9%
Resirene, S.A. de C.V.	99.9%	99.9%
Rexcel, S.A. de C.V.	99.9%	99.9%
Nhumo, S.A. de C.V.	60%	60%
Dynasol Elastómeros, S.A. de C.V.	50.1%	50.1%
Food sector-
Agrokén, S.A. de C.V. and subsidiaries	99.9%	99.9%
Corfuerte, S.A. de C.V. and subsidiaries (“CORFUERTE”)	77.6%	96.1%
Authentic Acquisition Corporation and Subsidiaries	81.3%	99.9%
Real estate segment (“DINE”)-
Cantiles de Mita, S.A. de C.V.	100%	100%
Cañada Santa Fe, S.A. de C.V.	73%	73%
Promociones Bosques, S.A. de C.V.	100%	100%
Inmobiliaria Dine, S.A. de C.V.	100%	100%
Club Ecuestre Chiluca, S.A. de C.V.	77.26%	—

To simplify the Company’s administrative structure, DESC was merged with GIRSA and DINE on November 29, 2001 and April 25, 2002, respectively, with DESC surviving as the merged company. Additionally Club Ecuestre Chiluca, S.A. de C.V. and Paratec, S.A. de C.V. were merged into Cantiles de Mita, S.A. de C.V. and Industrias Negromex, S.A. de C.V. in June and September 2003, respectively.

The equity in net income (loss) and changes in stockholders’ equity of those subsidiaries that were acquired or sold, has been included in the financial statements as of or up to the date on which the transactions took place and was restated in terms of the purchasing power of the Mexican peso as of December 31, 2003.

Investments in shares of associated companies and unconsolidated subsidiaries are recorded using the equity method based on the financial statements prepared using same accounting policies as the Company, and are included under the “Other assets” heading in the balance sheets.

c.	Sale of certain assets of Industrias Resistol, S.A. de C.V. - As mentioned in Note 1c, on September 29, 2003 the merger of Industrias Resistol, S.A. de C.V. into DESC went into effect for accounting and tax purposes. On September 30, 2003 DESC sold basically all the assets of such subsidiary engaged in the manufacture and sale of adhesives and mortar proofing materials suspending its operations in such businesses. Consequently, the consolidated financial statements include the results of the subsidiary Industrias Resistol, S.A. de C.V. as of December 31, 2001 and 2002, and for the period from January 1 through September 30, 2003. Following is a summary of the condensed statements of income of such subsidiary for the aforementioned periods:

	2001		2002		2003
Net sales	Ps.	938,193	Ps.	916,097	Ps.	694,173
Cost of sales		(447,531)		(479,852)		(389,837)
Operating expenses		(246,094)		(268,414)		(183,665)
Integral result of financing		(108,069)		(111,259)		(73,056)
Other expenses		(43,223)		(101,387)		(89,795)
Income tax provision		30,920		23,306		(68,565)

Net income (loss)	Ps.	124,196	Ps.	(21,509)	Ps.	(110,745)

d.	Purchase of minority interests of CORFUERTE and AAC - As mentioned in Note 20, on November 11, 2003 the minority shareholders of the subsidiaries CORFUERTE and AAC formally notified their decision to exercise the sale option of their shares to DESC, which was formalized on January 29, 2004. Consequently, as of November 11, 2003 the shareholding of DESC in such subsidiaries increased from 77.6% to 96.1% and from 81.3% to 99.9%, respectively. The amount paid was $14,311 (Ps.156,194) and is recorded as a liability in “Other payables and accrued liabilities”. The difference between the book value of the shares acquired and the amount paid was recorded through adjustments to the goodwill recorded when the subsidiaries were originally acquired.

e.	Conversion of financial statements of foreign subsidiaries- The financial statements of foreign subsidiaries, whose operation is not integrated into that of the Mexican companies (foreign entity), are restated using the national inflation index of the respective country and are converted to Mexican pesos at the exchange rate in effect at the end of the year. The financial statements in local currency of foreign companies whose operations are integrated with those of the Mexican companies are converted at the exchange rates in effect at the transaction closing or origin, depending on whether they are monetary or nonmonetary items, and are restated by using the Mexican National Consumer Price Index (NCPI). The conversion effects of the foreign entity are recorded in stockholders’ equity in the “Cumulative restatement effect” account. Additionally, the conversion effects of the integrated transactions are recorded in results of the year in net comprehensive financing cost, within the “Monetary position gain” account. Such effects are not material.

f.	Comprehensive income (loss)- Comprehensive income (loss) is comprised of the net consolidated income for the period plus (less) any gains or losses that under specific accounting regulations are recorded directly in stockholders’ equity, such as the gain or loss from holding nonmonetary assets. In 2001, 2002 and 2003 other comprehensive income is comprised of the gain or loss from holding nonmonetary assets and the effect of translation of foreign subsidiaries and, in 2002 and 2003, the adjustment of additional employee retirement liability.

g.	Reclassifications- Certain amounts in the consolidated financial statements at December 31, 2001 and 2002 have been reclassified in order to conform to the presentation of the consolidated financial statements at December 31, 2003.

3. Summary of financial data by business segment

The presentation below sets forth certain financial information regarding the Company’s industry segments. Intersegment transactions have been eliminated.

Total assets by industry are those assets that are used in the operations of each industry segment. Corporate assets are principally cash and long-term investments.

	Net Sales		Operating income		Net consolidated income (Loss)		Total assets		Total liabilities		Capital expenditures		Depreciation and amortization
2001
Automotive	Ps.	10,157,225	Ps.	1,144,371	Ps.	570,316	Ps.	10,230,142	Ps.	4,976,365	Ps.	333,071	Ps.	737,349
Chemicals		7,334,118		549,791		30,725		7,535,897		3,399,607		261,237		398,191
Food		3,693,349		174,927		(143,282)		5,920,482		1,679,157		185,422		182,281
Real estate		887,107		159,438		(48,583)		5,578,556		1,152,632		771,809		39,112
Corporate		21,073		(66,271)		(170,467)		950,479		5,822,473		2,668		29,049

	Ps.	22,092,872	Ps.	1,962,256	Ps.	238,709	Ps.	30,215,556	Ps.	17,030,234	Ps.	1,554,207	Ps.	1,385,982

2002
Automotive	Ps.	8,731,810	Ps.	644,084	Ps.	(43,445)	Ps.	9,550,708	Ps.	3,838,190	Ps.	776,994	Ps.	738,041
Chemicals		7,211,861		341,415		(228,835)		7,457,870		3,552,223		278,867		357,598
Food		3,581,989		102,380		(576,144)		5,379,833		886,477		31,358		173,306
Real estate		799,283		84,913		(38,193)		6,202,016		268,089		433,876		23,407
Corporate		35,437		(91,492)		(328,220)		1,879,278		10,099,243		5,216		34,716

	Ps.	20,360,380	Ps.	1,081,300	Ps.	(1,214,837)	Ps.	30,469,705	Ps.	18,644,222	Ps.	1,526,311	Ps.	1,327,068

2003
Automotive	Ps.	7,820,304	Ps.	226,670	Ps.	(391,865)	Ps.	7,984,504	Ps.	1,948,068	Ps.	556,810	Ps.	750,105
Chemicals		7,868,456		202,924		(493,956)		6,942,505		3,174,673		159,225		354,575
Food		3,883,594		123,985		(1,059,688)		4,338,087		306,617		79,968		176,773
Real estate		1,968,953		412,329		(68,383)		6,124,230		1,262,428		438,223		38,775
Corporate		213,748		(123,444)		(390,018)		1,345,664		10,136,987		86,623		63,153

	Ps.	21,755,055	Ps.	842,464	Ps.	(2,403,910)	Ps.	26,734,990	Ps.	16,828,773	Ps.	1,320,849	Ps.	1,383,381

	Impairment of fixed assets		Interest expense		Interest income		Change in accounting principle		Extraordinary item		Provision for current income taxes
2001
Automotive	Ps.	6,699	Ps.	197,558	Ps.	61,309	Ps.	—	Ps.	—	Ps.	484,389
Chemicals		49,859		382,988		30,245		—		13,609		292,829
Food		7,559		147,205		11,781		—		—		3,201
Real estate		—		125,155		42,871		—		—		35,475
Corporate		37,088		223,377		(19,995)		—		296,389		(337,212)

	Ps.	101,205	Ps.	1,076,283	Ps.	126,211	Ps.	—	Ps.	309,998	Ps.	478,682

2002
Automotive	Ps.	10,387	Ps.	84,585	Ps.	22,187	Ps.	—	Ps.	—	Ps.	463,785
Chemicals		32,294		134,176		9,085		—		—		71,844
Food		8,307		53,474		6,721		—		—		4,071
Real estate		—		99,932		15,660		—		—		—
Corporate		—		492,937		14,539		—		—		(313,609)

	Ps.	50,988	Ps.	865,104	Ps.	68,192	Ps.	—	Ps.	—	Ps.	226,091

2003
Automotive	Ps.	—	Ps.	56,498	Ps.	5,568	Ps.	(482,280)	Ps.	—	Ps.	297,286
Chemicals		—		135,380		10,782		(3,123)		—		121,517
Food		14,097		33,726		6,533		(898,891)		—		4,978
Real estate		—		74,920		2,873		—		—		41,910
Corporate		43		775,548		16,380		—		—		(123,733)

	Ps.	14,140	Ps.	1,076,072	Ps.	42,136	Ps.	(1,384,294)	Ps.	—	Ps.	341,958

4. Significant accounting policies

The accounting policies followed by DESC and subsidiaries (the “Company”) are in conformity with accounting principles generally accepted in Mexico (“Mexican GAAP”), but do not conform with accounting principles generally accepted in the United States of America (“US GAAP”), see Notes 23 and 24 for an explanation and reconciliation of those differences. Mexican GAAP requires which require management to make certain estimates and use certain assumptions to determine the valuation of some of the balances included in the financial statements and to make the disclosures required for inclusion therein. Although actual results may differ from those estimates, management believes that the estimates and assumptions used were appropriate in the circumstances. The significant accounting policies followed by the Company are as follows:

a.	Adoption of accounting principles-The Company early adopted the provisions of new Bulletin C-15, “Impairment in the value of long-lived assets and their disposal” (“C-15”). C-15 establishes, among other issues, that in the presence of indicators of impairment of a long-lived asset in use, whether tangible or intangible, including goodwill, entities must determine the possible loss from impairment, unless they have evidence clearly demonstrating that such indicators are of a temporary nature. To calculate the loss from impairment requires the determination of the recovery value, now defined as the higher of the net selling price of a cash generating unit and its use value, which is the present value of future net cash flows, at an appropriate discount rates. In the provisions prior to C-15, net future cash flows referenced to the purchasing power in effect at the evaluation date were used, without requiring the discounting of such flows. The effect derived from the application of this new principle was the recognition of Ps.712,457 of impairment in the value of certain property, plant and equipment and Ps.898,891 of impairment in the value of the goodwill of certain subsidiaries. The charge to 2003 results was Ps.1,384,294, net of a reduction of Ps.227,054 in the related deferred income tax liability, presented in the statement of income under the heading “Change in accounting principle”.

Beginning January 2003, the Company adopted the provisions of the following Mexican bulletins:

•	Bulletin C-8, “Intangible Assets” (C-8), went into effect. This bulletin establishes that project development costs should be capitalized if they fulfill the criteria established for recognition as assets. Any preoperating costs incurred after the effective date of this Bulletin should be recorded as an expense, unless they meet certain criteria. The unamortized balance of capitalized preoperating costs under the former Bulletin C-8 will continue to be amortized. During the year ended December 31, 2003, there was no adverse effect derived from the application of new Bulletin C-8.

•	Bulletin C-9, “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments” (C-9), which establish additional guidelines clarifying the accounting for liabilities, provisions and contingent assets and liabilities, and establish new standards for the use of present value techniques to measure liabilities and accounting for the early settlement of obligations. During the year 2003, there was no adverse effect derived from the application of new Bulletin C-9.

•	Bulletin E-1, “Agriculture” (E-1), which establishes the rules for valuing, presenting and disclosing biological assets and agricultural products, which includes the administration carried out by a related party with the respect to biological transformation of live animals or plants (biological assets) that are destined to be sold as an agricultural product or as a comprehensive part of a biological asset. Bulletin E-

1 requires biological assets and agricultural products to be valued at their fair market value, less the estimated costs at the point of sale. Bulletin E-1 also states that when the fair market value cannot be determined in a reliable and objective manner, the aforementioned assets should be valued at production cost, less accumulated depreciation. Crop production in progress as of December 31, 2003 is valued at cost. The effects derived from the application of E-1 in the consolidated financial statements as of December 31, 2003 were not material.

b.	Recognition of the effects of inflation- The companies restate all of their financial statements in terms of the purchasing power of the Mexican peso as of the end of the latest period, thereby comprehensively recognizing the effects of inflation. The prior year amounts presented herein differ from those originally reported in terms of Mexican pesos of the respective year. Consequently, all financial statement amounts are comparable, both for the current and the prior year, because all are stated in terms of Mexican pesos of the same purchasing power.

c.	Temporary investments- Temporary investments are stated at the lower of acquisition cost plus accrued yields, or at market value, yields are recorded in the statement of income (loss).

d.	Inventories and cost of sales- Inventories are originally recorded at their acquisition or manufacturing cost and restated to their specific net replacement cost without exceeding net realizable value. Substantially all subsidiaries compute cost of sales using the replacement cost at the time of sale.

e.	Land held for development and real estate projects- Undeveloped land represents land reserves that, together with developed land and ongoing and completed projects held for sale, are considered non-current inventories. They include acquisition, development and construction costs and are restated in U.S. dollars based on the slippage of the market exchange rate for the purpose of showing values in accordance with the current situation of the real estate market.

If the Mexican NCPI had been used to restate land held for development, developed land and real estate projects, their net value at December 31, 2002 and 2003 would have increased by Ps.873,621 and Ps.609,431, respectively, and the cost of land sold for the years ended December 31, 2001, 2002 and 2003 would have increased by Ps.143,681, Ps.121,277 and Ps.130,249, respectively.

The Company capitalizes the integral financing cost on debt used to finance real estate projects in progress, in addition to their construction and development costs. During 2001, 2002 and 2003, the Company did not have real estate projects whose integral financing cost was subject to capitalization.

f.	Property, plant and equipment- This item is recorded at acquisition cost and is restated by using NCPI factors. For foreign fixed assets, their acquisition cost is restated for inflation of the country of origin and the fluctuation of the Mexican peso against such currency is considered.

If the restatement of all property, plant and equipment had been calculated using the NCPI, the net value of fixed assets as of December 31, 2002 and 2003 would have increased by Ps.1,905,377 and Ps.1,501,083, respectively, and the depreciation as for the years ended December 2001, 2002 and 2003 would have increased by Ps.212,913, Ps.210,416 and Ps.44,702, respectively.

The companies capitalize the integral financing cost on debt used to finance construction in progress and the installation of equipment, until they are placed in service. During 2001 the integral financing cost capitalized was Ps.5,838 During 2002 and 2003, the Company did not have construction in progress whose net comprehensive financing cost was subject to capitalization.

Depreciation of property, plant and equipment is calculated using the straight-line method applied to month-end balances based on the average restated value of the year deducted from a salvage value, which, depending on the heading, fluctuates between 5% and 10% of its restated value, and their estimated useful lives.

g.	Impairment of fixed assets- The amounts shown in the accompanying consolidated statements of income (loss) basically refer to the reduction in value of property and machinery of some productive facilities, in order to reflect their realizable value in accordance with the current situation of such businesses.

h.	Financial instruments - Financial assets and liabilities resulting from any type of financial instrument, except for investments in financial instruments held to maturity, are presented in the balance sheet at fair value. The effects of the valuation of a financial asset or liability are recognized in results of operations of the respective period. Investments in financial instruments held to maturity are valued at acquisition cost. The costs and yields of financial instruments are recognized in results of the period in which they occur.

i.	Derivative financial instruments - These instruments are traded only with authorized institutions and trading limits have been established for each institution. The Company does not carry out transactions with derivative financial instruments for the purpose of speculation.

The derivative financial instruments currently used by the Company are primarily hedge contracts to reduce its exposure to exchange rate and interest rate fluctuations. Premiums paid are amortized over the term of the derivative financial instrument using the unpaid balance of the liability being hedged.

Derivative financial instruments identified as hedges are valued by applying the same valuation criteria used for the assets or liabilities hedged, and the effects of their valuation are recognized in results of operations, net of costs, expenses, or revenue from the assets or liabilities whose risks are being hedged. The financial assets or liabilities generated by these instruments are presented in the balance sheet as a reduction of the liabilities or assets whose risks are being hedged.

j.	Goodwill- Up to 2003, the goodwill resulting from acquisitions made in excess of book value is restated by applying the NCPI amortized over periods ranging from five to 20 years, the terms over which the benefits from the investment will be realized. Due to the early adoption of new Bulletin C-15, goodwill is subject to the impairment of long-lived assets calculation.

k.	Other assets – Costs incurred in the development phase that meet certain requirements and that the Company has determined will have future economic benefits are capitalized and amortized based on the straight-line method over five years. Those disbursements that do not meet such requirements are recorded in results of the period in which they are incurred. Intangible assets with indefinite lives are not amortized because they can be renewed at a reduced cost, however, their value is subject to impairment tests. Preoperating costs incurred after January 1, 2003, are recorded directly in results of the period in which they are incurred. Preoperating expenses incurred and capitalized up to December 31, 2002 are amortized using the straight-line method over five years.

l.	Impairment of long-lived assets in use- The Company reviews the book value of long-lived assets in use tangible and intangible, in the presence of any indicator of impairment that might indicate that such book value might not be recoverable, considering the higher of the present value of future net cash flows or the net selling price, in the event of their eventual disposal. The impairment is recorded considering the amount by which the book value exceeds the higher of the aforementioned values.

m.	Provisions – Provisions are recognized for obligations that result from a past event, that are probable to result in the use of economic resources and that can be reasonably estimated. Such provisions are recorded at net present values when the effect of the discount is significant.

n.	Income tax, asset tax and employee profit sharing - Income tax (ISR) and employee statutory profit sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities, plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any benefits that, in the opinion of management, will probably not be realized. Deferred PTU is derived from temporary differences between the book result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or benefits will not be realized

The asset tax paid that is expected to be recoverable is recorded as an advance payment of income tax and is presented on the balance sheet with deferred ISR.

o.	Employee retirement obligations- The liability from seniority premiums, pensions and retirement payments, which is similar to a pension, is recorded as accrued, and is calculated by independent actuaries based on the projected credit unit method, at real interest rates. Therefore, the liability is being recognized which, at present value, is expected to cover the obligation for these benefits at the estimated retirement date of all the Companies’ employees. Severance payments are charged to results when they are determined to be payable.

p.	Foreign currency balances and transactions - Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing cost (income) in the consolidated statements of income.

q.	Restated stockholders’ equity- This item consists of monetary position result accumulated through the first restatement of the financial statements and the gain (loss) from holding monetary assets, because price levels increased above (below) inflation.

r.	Revenue recognition - Revenues of the subsidiaries of the autoparts, chemical and food sectors are recognized when the inventories are delivered or shipped to customers and customers assume responsibility for them.

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

Revenues and costs from real estate projects are recorded originally as a deferred credit for construction commitments and as real estate projects in process and are recognized in results based on the “percentage of completion” method. Therefore, revenue is matched with costs incurred to reach the stage of completion to terminate the project. If the latest estimated costs determined exceed the total revenues contracted, the respective provision is charged to results of the year.

s.	Integral financial result- This represents the net effect of interest earned and incurred, exchange gains and losses and monetary position gain or loss on, which is the result of maintaining monetary assets and liabilities whose real purchasing power is modified by the effects of inflation.

t.	Income per share- Basic income (loss) per ordinary share is calculated by dividing net income (loss) of majority stockholders by the sum of the weighted average number of shares outstanding during the year plus retroactive consideration of the bonus element of the 2004 capital increase mentioned in Note 21.

5. Cash and cash equivalents

	2002		2003
Cash	Ps.	436,715	Ps.	243,663
Restricted cash		—		16,400
Cash equivalents		1,748,116		459,904
Technology and trust funds to be used within three months		316,732		—

	Ps.	2,501,563	Ps.	719,967

As part of the sale of the assets of Industrias Resistol, S.A. de C.V., the Company received Ps.53,539 in cash with formal restrictions as to its availability, of which Ps.16,400 represents short-term restricted cash, and Ps.37,139 on a long term basis, recorded under the heading “Other assets”.

As of December 31, 2002 the technology and training funds held in trust, which would be exercised within three months during 2003 were classified as cash.

6. Notes and accounts receivable

	2002		2003
Trade	Ps.	2,882,150	Ps.	3,492,644
Less- Allowance for doubtful accounts		(58,847)		(109,596)

		2,823,303		3,383,048

Other debtors		84,467		109,665
Recoverable taxes		301,969		412,578
Other receivables		615,612		365,050

	Ps.	3,825,351	Ps.	4,270,341

The movements of the allowance for bad debts are as follows:

	2002		2003
Balance at the beginning of the year	Ps.	56,080	Ps.	56,600
Provision for the year		15,377		68,306
Provision used in the year		(15,808)		(17,557)
Restatement of initial balance		3,198		2,247

Balance at the end of the year	Ps.	58,847	Ps.	109,596

During 2002 and 2003, certain subsidiaries sold commercial paper without recourse at an average financial cost of 9.23% and 9.08% for Mexican pesos, respectively, and 3.62% and 3.86% for U.S. dollars, respectively, and terms ranging between 4 and 89 days in 2002 and between 4 and 74 days in 2003, with two financial institutions. As of December 31, 2002 and 2003, the balances of commercial paper sold without recourse were Ps.520,883, and Ps.493,486, respectively (equivalent to $46.5 and $44.1 million, respectively).

Trade receivables - long-term - Certain real estate sector have long-term trade receivables in US dollars, which are recorded at present value at a 3% discount rate with the following maturities:

2005	Ps.	295,399
2006		311,312
2007 and thereafter		441,770

	Ps.	1,048,481

7. Inventories

	2002		2003
Finished goods and work-in-process	Ps.	1,978,504	Ps.	2,001,478
Raw materials, supplies and other		1,236,041		1,153,483

		3,214,545		3,154,961
Less- Allowance for slow-moving items		(55,568)		(61,416)

		3,158,977		3,093,545
Advances to suppliers		34,145		26,891

	Ps.	3,193,122	Ps.	3,120,436

Movements in the reserve for obsolete and slow-moving inventories are as follows:

	2002		2003
Balance at the beginning of the year	Ps.	73,050	Ps.	53,447
Provision for the year		33,770		53,049
Provision used in the year		(52,428)		(47,201)
Restatement of the initial balance		1,176		2,121

Balance at the end of the year	Ps.	55,568	Ps.	61,416

8. Land held for development and real estate projects

	2002		2003
Land held for development	Ps.	982,148	Ps.	1,035,260
Real estate projects-in-progress		1,462,090		1,511,118
Developed land		1,817,782		1,254,485
Advances to contractors		23,271		26,283
Other		5,237		1,166

	Ps.	4,290,528	Ps.	3,828,312

9. Property, plant and equipment

	2002		2003		Annual Depreciation Rate (%)

Buildings and installations	Ps.	6,121,907	Ps.	6,056,109	2 to 31.5
Machinery and equipment		17,110,130		16,758,770	3.8 to 31.8
Vehicles		283,735		413,807	9 to 33.3
Furniture and fixtures		427,064		402,681	10 to 30
Other		527,123		536,749	3.5 to 33

		24,469,959		24,168,116
Accumulated depreciation		(12,908,484)		(13,845,357)

		11,561,475		10,322,759
Projects-in-progress		916,816		462,993
Land		1,206,132		1,027,369

	Ps.	13,684,423	Ps.	11,813,121

Temporarily idle assets amount to Ps.332,316 and Ps.66,800 in 2002 and 2003, respectively, and permanently idle assets to Ps.198,378 and Ps.544,458 in 2002 and 2003, respectively.

Certain subsidiaries entered into a machinery sale agreement (without obligation to repurchase) with a financial institution. On that date, a machinery lease agreement covering the same machinery was executed (see Note 19).

Date of contract	Term	Amount	Leases payment	Interest rate
June 29, 2001	5 years	$18.7 million	Quarterly	1.5%
December 19, 2002	7 years	$11.0 million	Quarterly	3.7%
March 27, 2003	7 years	$3.1 million	Quarterly	3.7%
August 19, 2003	7 years	$21.2 million	Quarterly	3.4% to 3.7%

Investment properties as of December 31, 2002 and 2003 are comprised as follows:

	2002		2003
Buildings	Ps.	340,079	Ps.	217,500
Accumulated depreciation		(171,788)		(104,952)
Land		190,734		77,997

	Ps.	359,025	Ps.	190,545

The annual average rate of depreciation of buildings in 2002 and 2003 was 2.4%. As of December 31, 2003 the fair value of investment properties is Ps.209,658.

As of December 31, 2003, property, plant and equipment of certain subsidiaries are pledged against the Company’s long-term bank debt (see Note 11).

10. Other payables, accrued liabilities and business reserves and contingencies

	2002		2003
Accounts and notes payable to contractors	Ps.	24,606	Ps.	36,365
Other debtors		322,317		366,110

Account payable to minority investors		—		156,194

Warranty reserves		38,213		91,845
Business reserves and contingencies		438,359		92,125
Expense provisions		166,065		162,611
Advances from customers		14,465		56,291
Royalties and technical assistance		31,477		15,384
Dividends payable		208,328		2,013
Taxes payable		229,590		407,253
Interest payable		105,886		116,941
Other		197,830		228,843

	Ps.	1,777,136	Ps.	1,731,975

Movements of the restructuring and contingencies reserve are as follows:

	2002		2003
Balance at the beginning of the year	Ps.	665,443	Ps.	421,621
Reserve for the year		108,741		100,961
Reserve used in the year		(373,756)		(447,195)
Restatement of the initial balance		37,931		16,738

Balance at the end of the year	Ps.	438,359	Ps.	92,125

a.	The Company recorded a restructuring reserve in the year ended December 31, 2001 which has been increased and used in accordance with the project for realigning its operating restructure. The balance as of December 31, 2003 will be exercised during 2004, for the termination of the project mentioned above and the definitive close of Bioquimex, S.A. de C.V. (natural pigments business)

b.	On January 7, 2003, the Company’s subsidiary Fenoquimia, S.A. de C.V. was notified of a new ancillary claim filed by Sales Nacionales, S.A. de C.V., in which the latter quantifies the aforementioned damages and monetary losses in the amount of Ps.159,804. Such claim was answered by Fenoquimia, S.A. de C.V.; however, on December 11, 2003, the Company reached an agreement with its counterparty to conclude this dispute, with a one-time payment of Ps.54,480 in cash and real estate assets, for which there was a provision recorded in prior years within the restructuring and contingencies reserve.

c.	Certain subsidiaries are engaged in lawsuits as plaintiffs and defendants in the regular course of operations. These lawsuits always involve uncertainty, and some of them may result in adverse judgments for the companies. While it is impossible to determine the amount involved in pending lawsuits, management believes that based on the facts any resulting liability would not materially affect the financial position or results of operations of the companies.

11. Bank loans and long-term debt

Bank loans and long-term debt are as follows:

	2002				2003
	Maturity	Interest Rate	Amount		Maturity	Interest Rate	Amount
Syndicated loan-
DESC $445.7 million	—	—		—	2006 to 2008	LIBOR + 1.625 to LIBOR +4	Ps.	4,992,311
DESC Ps.1,223 million	—	—		—	2006 to 2008	TIIE + 1.125 to TIIE + 4.5		1,222,553
DESC $100 million	—	—		—	2006	LIBOR + 1.375 to LIBOR +4		1,119,980
DESC $97.17 million	2005	LIBOR + 1.375	Ps.	1,046,778	—	—		—
DESC $177.83 million	2007	LIBOR + 1.625		1,915,699	—	—		—
DESC Ps.1,300 million	2007	TIIE + 0.9		1,351,610	—	—		—
Medium-term promissory notes-
DESC 680,569 million UDIS	2006 and 2007	9% and 8.20%		2,282,519	2006 and 2007	9% and 8.20%		2,281,268

	2002				2003
	Maturity	Interest Rate	Amount		Maturity	Interest Rate	Amount
International Finance Corporation-
Chemical segment $6.57 million	2003 to 2006	Variable		204,681	2004 to 2006	LIBOR + 2.125		73,599
Chemical segment $90 million	2003 to 2009	Variable and fixed		1,131,128	2004 to 2009	Variable and fixed		1,007,982
Loans-
DESC $15 million	2003 and 2004	3.85%		161,590	—	—		—
DESC $35 million	2003 and 2004	3.75%		377,043	—	—		—
Secured bonds-
DESC (formerly DINE) $73 million	2007	8.75%		786,952	2007	8.75%		818,157
Secured syndicated loans-
Desc Automotriz $4.23 million	2003	7.34%		45,527	—	—		—
Desc Automotriz $0.5 million	2004	LIBOR + 1		16,159	2004	LIBOR + 1		5,600
Other loans payable in-
Mexican pesos	2003 to 2010	Variable		31,179	2004 to 2010	Variable		24,189
Foreign currency	2003 to 2010	Variable		362,995	2004 to 2010	Variable		61,038

				9,713,860				11,606,677
Less- Current portion				662,211				246,666

			Ps.	9,051,649			Ps.	11,360,011

As of December 31, 2002 and 2003, the LIBOR rate was 1.38% and 1.46% respectively, and the Mexican Interbank rate (TIIE) was 8.45% and 7.9% respectively.

Long-term debt maturities as of December 2003 are as follows:

2005	Ps.	198,918
2006		4,469,882
2007		4,264,706
2008		2,258,496
2009 and thereafter		168,009

	Ps.	11,360,011

The current portions of long-term debt and short-term bank loans are as follows:

	2003		2002
Current portion of long-term debt	Ps.	662,211	Ps.	246,666
Other loans payable in- Foreign currency		2,979,617		193,887

	Ps.	3,641,828	Ps.	440,553

Debt refinancing- As mentioned in Note 1, during December 2003, an agreement was satisfactorily reached with the bank creditors to refinance the Company’s syndicated loans and most of its short-term debt. The most important terms of the financial restructuring signed on December 23, 2003 are indicated below:

a.	Syndicated loan of $445.7 million at the LIBOR interest rate plus a variable margin depending on the index obtained in the consolidated debt to operating profit financial ratio, less depreciation and amortization, which fluctuates between 1.625 and 4.000, with maturities between 2006 and 2008. As of December 31, 2003, the variable margin is 3.5. The interest will be payable on a monthly or quarterly basis.

b.	Syndicated loan of Ps.1,223 million, at an interest rate equal to TIIE plus a variable margin depending on the index obtained in the consolidated debt to operating profit financial ratio, less depreciation and amortizations, which fluctuates between 1.125 and 4.000, with maturities from 2006 to 2008, respectively. As of December 31, 2003 the variable margin determined is 3.5. The interest will be payable on a monthly basis.

c.	Credit of $112 million, divided into two tranches, (i) $100 million revolving credit, at the LIBOR interest at rate plus a variable margin depending on the index obtained in the consolidated debt to operating profit financial ratio, less depreciation and amortization, which fluctuates between 1.375 and 3.50, and (ii) $12 million credit letters, both with maturity in 2006. As of December 31, 2003 the Company has applied dispositions against the tranche of $100 million, and the variable interest margin determined is 3.0. The interest will be payable on a monthly or quarterly basis.

As part of the conditions negotiated, the operating subsidiaries and certain holding subsidiaries were considered jointly and severally liable and guarantors for the debt, and a package of concrete guarantees was created consisting of fixed assets, accounts receivable of the real estate sector and stock in certain subsidiaries.

The financing received establishes certain restrictions for the Company, with which the Company has complied. The most important restrictions are:

•	Maintain the interest coverage ratio in excess of 2.25. At the close of 2003 the ratio is 2.91.

•	Maintain the ratio of total debt of subsidiaries to consolidated debt below 0.20. At the close of 2003 the ratio is 0.11.

•	Maintain the ratio of consolidated debt to operating profit, plus depreciation to amortization, at below 5.35 based on nominal pesos and U.S. dollars. At the close of 2003 the ratio is 4.96.

•	Maintain the ratio of consolidated debt to total capitalization below 0.55. At the close of 2003 the ratio is 0.53.

•	Certain restrictions on the establishment of new liens.

•	Restriction on the sale and investments in assets, as well as lease transactions.

•	Restriction on the sale of assets, except when performed at market value and the proceeds obtained are used to pay the debt.

•	Certain restrictions applicable to dividend declarations.

Medium-term promissory notes- In October 1999 and July 2000, the Company issued medium-term promissory notes equivalent to 324,000,000 and 356,568,600 units of investment (“UDIS”), respectively. The UDI value as of December 31, 2003 was 3.352003, which is equal to Ps.1,086,049 and Ps.1,195,219, respectively. The issues bear quarterly interest of 9% and 8.20%, respectively, and mature in 2006 and 2007, respectively. There are no restrictions on the promissory notes.

International Finance Corporation- As a result of the merger between DESC and GIRSA, on December 14, 2001, a contract to transfer the debt was executed by the subsidiaries of the chemical sector of DESC and International Finance Corporation (IFC), through which GIRSA transferred to the subsidiaries of the chemical sector the loans obtained from IFC, as follows:

a.	Loan of $6.57 million executed between GIRSA and IFC subdivided into two (A and C) loans bearing semiannual interest at LIBOR plus 2.125. The repayment of loan A will have the following installment on February 15, 2004 and loan C in semiannual payments for two years as of the payment date of loan A.

b.	Loan of $90 million executed between GIRSA and IFC subdivided into two loans, generating interest at LIBOR plus 3.75 for the $38.6 million loan and 10.35% for the $51.4 million loan. Payments on such loans will be made in equal semiannual installments for six years beginning March 15, 2003.

The financing received establishes certain restrictions for GIRSA, with which the Company has complied. The most important restrictions are:

•	Maintaining a liquidity ratio equal to or higher than 1.1.

•	Limitations on the disposal of property, plant and equipment.

•	Consolidated short-term debt shall not exceed 20% of the consolidated net sales of the immediately preceding year.

Issuance of secured bonds - On October 9, 1997, DINE issued long-term bonds guaranteed by DESC in international markets at 8.75% annual interest, with principal and interest due and payable on October 9, 2007. As a result of the merger between DESC and DINE, DESC acquired the obligations related to the issue of such bonds.

At December 31, 2003 the book value of the bonds issued by DINE is $73 million and fair value $70.8. million.

12. Related parties

Club Ecuestre Chiluca, S.A. de C.V., a 77.26% subsidiary of the Company, sold all of its territorial reserves for $79.4 million. Prior to the sale of such reserves, the Company acquired the remaining 22.74% interest from minority shareholders (which in turn are the Company’s main shareholders) at their commercial value, which will be paid on the same terms and conditions as the realization of the account receivable; i.e., four annual payments from December 2004 to 2007. Therefore, such balance is presented in the balance sheets as a long-term liability. The difference between the purchase price of the minority interest and the book value of the shares acquired is included in other expenses for the year ended December 31, 2003 as “Goodwill write-off from Club Ecuestre Chiluca, S.A. de C.V.”

13. Employee retirement benefits

The liability for employee benefit obligations relates to the pension plan, which will cover the pension and seniority premiums due upon retirement of the Company’s employees. The amount resulting from independent actuarial calculations using the projected unit credit method, is as follows:

	2002		2003
Projected benefit obligation (“PBO”)	Ps.	1,028,836	Ps.	898,873
Plan assets		577,885		367,578

		(450,951)		(531,295)
Unrecognized transition liability		(303,849)		(192,262)
Unrecognized variances in assumptions		824,288		655,633

Net projected benefit asset (liability) under Mexican GAAP		69,488		(67,924)
Fund withdrawals		31,639		25,382

Net projected benefit asset (liability) under U.S. GAAP	Ps.	101,127	Ps.	(42,542)

As of December 31, 2002 and 2003, the amount of the accumulated benefit obligation (“ABO”), (equal to the PBO without projecting the wages to the retirement date) in certain subsidiaries, exceeds the amount of current funds by Ps.255,487 and Ps.252,649, respectively. Consequently, this amount was recognized as an additional liability under the heading of “Other long term liabilities” creating a deferred asset charge and the difference net of deferred income tax of Ps.154,105 and Ps.147,158, which was recorded in the “Adjustment to the additional liability for employee retirement obligations” account, within stockholders’ equity, because as of December 31, 2002 and 2003, the amount of the additional liability exceeds the algebraic sum of the unrecognized transition liability, plus previous services rendered and plan modifications.

The subsidiaries have established irrevocable trust funds to cover accrued employee benefits. The contributions made in 2001 and 2002, based on actuarial computations, were Ps.143,207 and Ps.23,241, respectively. The Company follows the funding recommendations of its actuaries. At December 31, 2003 the balance of these funds is Ps.367,578, which consists of the Company’s common stock shares and certain fixed-rate investments.

The number and series of common stock shares of the Company held by the trusts at December 31, 2003 were as follows:

Series A	32,917,520
Series B	2,381,315
Series C	20,147,735

The market value of the Company’s shares held at December 31, 2003 was Ps.191,229. During 2003 the trusts sold 267,400 shares of the Company’s stock.

The cost of employee benefits is as follows:

	2001		2002		2003
Service cost	Ps.	73,776	Ps.	59,055	Ps.	47,613
Financial cost		62,078		51,738		50,263
Amortization of transition liability		8,773		13,926		(19,823)
Amortization of variances in assumptions		34,907		26,406		88,905

		179,534		151,125		166,958
Effect of early personnel reduction		—		—		49,645
Less- Actual return on plan assets		45,607		41,413		40,095

Net result for the period under Mexican GAAP		133,927		109,712		176,508
Amortization of fund withdrawals		(5,620)		(5,428)		(5,156)

Net result for the period under US GAAP	Ps.	128,307	Ps.	104,284	Ps.	171,352

Interest rates utilized in the actuarial calculations recommended by the Mexican Association of Consultant Actuaries for 2001, 2002 and 2003 were as follows:

Investment yield rate	7.0%
Interest rate	5.0%
Salary increase rate	1.5%

The changes in the projected benefit obligation are as follows:

	2002		2003
Opening balance	Ps.	1,101,629	Ps.	1,028,836
Service cost		59,055		47,613
Financial cost		51,738		50,263
Effect of early personnel reduction		—		(49,465)
Actuarial result		(183,586)		(178,374)

Final balance	Ps.	1,028,836	Ps.	898,873

The changes in the net projected asset (liability) were as follows:

	2002		2003
Opening balance	Ps.	156,479	Ps.	69,488
Provision for the year		(109,712)		(176,508)
Contributions to the fund		23,241		—
Payments for reduction of personnel		(77,404)		(130,009)
Actuarial gain		76,884		169,105

Final balance	Ps.	69,488	Ps.	(67,924)

The changes in the fund were as follows:

	2002		2003
Opening balance	Ps.	652,873	Ps.	577,885
Contributions to the fund		23,241		—
Yield on fund assets		41,413		40,095
Variation in the value of fund assets		(62,238)		(120,393)
Payments for reduction of personnel		(77,404)		(130,009)

Final balance	Ps.	577,885	Ps.	367,578

As of December 31, 2003, the fair value of the fund assets amounts Ps.367,578.

The amortization periods are as follows:

Remaining Years
Transition liability	15 to 21
Variances in assumptions	16 to 28

14. Stockholders’ equity

During a Stockholders’ Ordinary and Extraordinary General Meeting held on April 28, 2003, the stockholders approved the following:

1.	The merger of DESC and Industrias Resistol, S.A. de C.V., with DESC as the surviving company. Such merger became effective for accounting and tax purposes on September 29, 2003.

2.	The merger of DESC and Industrias Ruiz Galindo, S.A. de C.V., with DESC as the surviving company. Such merger became effective for accounting and tax purposes on May 1, 2003; therefore, as of such date Industrias Ruiz Galindo, S.A. de C.V. ceased to exist as a legal entity

During a Stockholders’ Ordinary and Extraordinary General Meeting held on April 25, 2002, the stockholders approved the following:

1.	Payment of cash dividends of 29 Mexican cents for each of the outstanding shares, equivalent to Ps.397,033, whose restated amount is Ps.428,936, payable in four quarterly payments in July and October 2002 and January and April 2003.

2.	Merger of DESC and DINE, with DESC as the surviving company. Such merger became effective for accounting and tax purposes on May 1, 2002; therefore, as of such date DINE ceased to exist as a legal entity.

As of December 31, 2001, 2002, and 2003 capital stock is represented by:

	Number of Shares	Amount
Fixed portion-
Nominative Series “A” shares (without withdrawal rights and which must represent at least 51% of voting stock)	587,479,900	Ps.	7,637
Variable portion-
Nominative Series “B” shares (with withdrawal rights and which may not represent more than 49% of voting stock)	506,257,866		6,581
Series “C” shares (with voting restrictions)	275,341,610		3,580

	1,369,079,376	Ps.	17,798

Series “A” and “B” shares may only be acquired by Mexican citizens or Mexican entities with an exclusion clause for foreign investors. Series “C” shares may be freely subscribed.

This shareholding structure was modified, as indicated in Note 21.

Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to a tax at the rate in effect when the dividend is distributed. In 2003, the rate was 34% and will be reduced by one percentage point each year until reaching 32% in 2005. Any tax paid on such distribution, may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

The annual net income of each Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve each year, until the reserve equals 20% of capital stock. This reserve may not be distributed to stockholders during the existence of the Company, except in the form of a stock dividend.

During the years ended 2001 and 2002 the Company distributed restated retained earnings of Ps.448,185 and Ps.428,936, respectively as dividends, reducing total equity to an amount lower than restated capital stock, which for accounting purposes represents a capital reduction.

The balances of the stockholders’ equity tax accounts as of December 31 are:

	2002		2003
Contributed capital account	Ps.	9,105,963	Ps.	9,105,963
Net tax income account		4,394,401		4,190,160

Total	Ps.	13,500,364	Ps.	13,296,123

15. Transactions and balances in foreign currency

The Company valued its foreign currency assets and liabilities, represented mainly by U.S. dollars, at the exchange rates effective at December 31, 2002 and 2003 of 10.3613 and 11.1998 Mexican pesos per U.S. dollar, respectively, as the Company expects to use foreign currency assets to settle foreign currency liabilities.

As of December 31, 2002 and 2003, monetary assets and liabilities denominated in foreign currency were as follows:

	2002	2003
Monetary assets
Current	$351,852	$263,297
Long-Term	—	93,616

	351,852	356,913
Current monetary liabilities-
Interest-free	136,047	137,618
Interest-bearing	344,786	38,826

	480,833	176,444
Long-term liabilities	521,120	716,223

	1,001,953	892,667

Net monetary liability position in foreign currency	$(650,101)	$(535,754)

During the years ended December 31, 2001, 2002 and 2003, the Company had the following transactions in foreign currency, which were translated into Mexican pesos at the exchange rate in effect at the date of each transaction. Foreign currency transactions were as follows:

	2001	2002	2003
Direct export sales	$706,150	$597,601	$595,227
Indirect export sales under agreement	119,234	181,728	141,973
Sales of foreign subsidiaries	132,640	122,710	123,271

	958,024	902,039	860,471
Less-
Purchases of inventories	(439,051)	(405,591)	(394,403)
Purchases and expenses of foreign subsidiaries	(92,770)	(104,281)	(102,690)

	(531,821)	(509,872)	(497,093)

	426,203	392,167	363,378

Interest earned	5,150	4,359	1,012
Less- Interest expense	(77,691)	(32,893)	(52,652)

	(72,541)	(28,534)	(51,640)

Technical assistance	(6,997)	(5,307)	(8,187)

Net	$346,665	$358,326	$303,551

As of March 26, 2003, the unaudited foreign exchange position was similar to that at yearend, and the exchange rate was 11.0130 Mexican pesos per U.S. dollar.

16. Income and asset taxes and employee statutory profit sharing

The Company is subject to income taxes (“ISR”) and tax on assets (“IMPAC”). ISR is computed by taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated constant prices and the deduction of purchases instead of cost of sales, which permit the deduction of current costs, and taxable income is increased or reduced on certain monetary assets and liabilities through the annual adjustment for inflation, which is similar to the monetary position result. ISR is calculated in terms of currency when the transactions occurred and not in terms of the currency at yearend. Up to 2001, the income tax rate was 35%, with the obligation to pay this tax each year at the 30% rate, with the remaining 5% payable when income is distributed.

The tax rate was 35% in 2002 and 34% in 2003 and reduces by one percentage point each year until reaching 32% in 2005. The deduction for employee statutory profit-sharing (“PTU”) and the obligation to withhold taxes on dividends paid to individuals or foreign residents were also eliminated.

IMPAC is calculated by applying 1.8% to the Company’s asset position, as defined in the law, and is payable only to the extent that it exceeds ISR payable for the same period. If in any year IMPAC exceeds the ISR payable, the IMPAC payment for such excess may be reduced by the amount by which ISR exceeded IMPAC in the three preceding years and any required payment of IMPAC can be credited against the excess of ISR over IMPAC during the next 10 years

Some subsidiaries in the agribusiness sector have authorization to pay income and asset taxes under a simplified scheme based on cash receipts and disbursements. Other subsidiaries have the right to a 50% reduction in their taxable income depending on their activities.

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

Tax loss carryforwards and recoverable asset tax- As of December 31, 2003, the Company has tax loss carryforwards for income tax purposes and recoverable asset taxes, which will be indexed for inflation through the year applied or recovered, in the following restated amounts:

Maturity	Tax loss carryforwards		Recoverable asset taxes
2004	Ps.	315,781	Ps.	27,231
2005		196,277		21,289
2006		32,039		24,084
2007		98,881		22,713
2008		88,875		20,619
2009		144,859		50,850
2010		1,387,334		63,858
2011		669,858		72,864
2012		333,727		67,266
2013		1,072,752		141,161

	Ps.	4,340,383	Ps.	511,935

On December 12, 2003, the Company won the lawsuit involving the deduction of the loss from the sale of shares obtained in 2000, as an operating tax loss; consequently, as of that date such loss is presented within tax loss carryforwards.

Deferred income taxes- The tax effects of the temporary differences that generated deferred tax liabilities (assets) are as follows:

	2002		2003
Property, plant and equipment	Ps.	1,865,513	Ps.	1,466,891
Inventories		539,177		400,042
Land held for development and real estate projects		677,907		659,391
Reserves and provisions		(186,313)		(147,103)
Tax loss carryforwards		(1,446,973)		(1,388,923)
Recoverable asset tax		(409,432)		(511,935)
Allowance for doubtful tax loss carryforwards and recoverable asset taxes		325,693		519,289
Other		(26,457)		(116,903)

	Ps.	1,339,115	Ps.	880,749

The reconciliation of the statutory and effective ISR rates expressed as a percentage of income before provisions, discontinued operations and extraordinary items is as follows:

	2001	2002	2003
Statutory rate	35.0%	35.0%	34.0%

Add (deduct) the effect of permanent differences-
Nondeductible items	15.0%	(30.8)%	(26.2)%
Non-taxable income	(12.8)%	29.0%	20.2%
Monetary gain position	(8.7)%	63.4%	10.0%
Adjustment for inflation	10.6%	(81.1)%	(10.6)%
Income related to subsidiaries subject to the simplified tax system	1.8%		2.0%
Allowance for tax loss carryforwards and asset tax	—	(98.8)%	(21.8)%
Other	(51.4)%	39.7%	(14.6)%

Effective rate	(9.5)%	(43.6)%	(7.0)%

17. Discontinued operations

As mentioned in Note 1, the Company decided to shut down the spark plugs and automotive electrical parts businesses of the autoparts segment, the natural pigments business in the chemicals sector, in the food sector the hog raising operation located in the Bajio region, and the shrimp business was disposed of by means of donation. A summary of the combined statements of income of the discontinued operations for the years ended December 31, 2001, 2002 and 2003 is as follows:

	2001		2002		2003
Revenues from discontinued operations	Ps.	588,732	Ps.	405,814	Ps.	124,771
Costs and expenses		717,309		948,433		153,225

Integral financial result		(11,560)		26,835		(1,364)
Other (income) expense		39,664		115,430		(107,372)

Current and deferred income tax and employee profit sharing		97,182		(55,016)		57,386

Net income (loss) from discontinued operations	Ps.	(253,863)	Ps.	(629,868)	Ps.	22,896

18. Extraordinary item

The extraordinary item, net of the related income tax effects, represents a provision for restructuring expenses.

19. Lease commitments

As of December 31, 2002 and 2003, the Company had operating leases for equipment commitments equal to Ps.447,797 and Ps.623,875 whose maturity dates are as follows:

Maturity	2002		2003
2003	Ps.	108,195	Ps.	—
2004		96,743		149,892
2005		82,626		142,943
2006		68,871		125,041
2007		23,386		68,938
2008		21,816		57,759
2009		46,160		45,894
2010		—		33,390

	Ps.	447,797	Ps.	623,857

Lease expenses recorded in the statements of income (loss) during 2001, 2002 and 2003 amounted Ps.42,853, Ps.30,673 and Ps.108,195, respectively.

20. Financial instruments

The Company has contracted exchange rate forwards and calls on U.S. dollar debts, fixing the exchange rate to hedge against exchange losses on U.S. dollar loans. The exchange result of the forward or call is recorded in the integral financing result, by offsetting the exchange result from the liability hedged, while the asset generated is deducted from the hedged liability. As of December 31, 2003, the Company has four contracts to buy and sell U.S. dollars for a total amount of $2,141 maturing during 2004.

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

Some of the Company’s subsidiaries contracted forwards with Pemex Gas y Petroquímica Básica to protect themselves from natural gas price volatility for the period from January 2002 to December 2003.

The Company purchased insurance coverage against natural gas market prices increases above the maximum price it selected by paying a premium. The maximum price level was 8.705 U.S. dollars per million units of energy “MMBTU” and the minimum price was 4.245 U.S. dollars per “MMBTU”. If the reference price exceeds the maximum price a discount will be included in its invoice, while if it is below the minimum price, the invoice will be issued for the respective minimum price. Given that the insurance contract represents a contractual obligation, guaranteed with the fixed gas price of 4.00 U.S. dollars per MMBTU, the Company records the respective effects in results as the MMBTU amounts committed are consumed, and it has not recorded the effect of the potential gain or loss if the gas price premium were settled at present value. At December 31, 2003, the net loss recorded for this transaction was Ps.10,393.

The market value of the derivative contracts mentioned above is estimated based on quoted market prices to terminate the contracts at the reporting date. As of December 31, 2003 the market value of the financial instruments is Ps.47,405, and the net loss recorded during the year for the forwards, calls and swaps was Ps.124,928.

Sales options in the food sector- With regard to the 1998 acquisition of CORFUERTE and AAC, companies in the food sector, the Company executed contracts known as “puts” with its minority shareholders so that at a given date and amount, DESC would undertake to acquire the shareholding packages of such minority shareholders.

On November 11, 2003, the minority shareholders of CORFUERTE and AAC formally notified their decision to exercise their put options to DESC, which was formalized on January 29, 2004. Accordingly, as of the date, the shareholding percentage of DESC in such subsidiaries increased from 77.6% to 96.1% and from 81.3% to 99.9%, respectively. The amount paid was $14,311 (Ps.156,194) and is recorded in the consolidated balance sheets as a liability under the heading of “Other payables and accrued liabilities.”

21. Subsequent events

Resolutions adopted at stockholders’ meetings- At a Stockholders’ Special Meeting and a Stockholders’ Ordinary and Extraordinary Meeting held on March 8, 2004, the following resolutions were adopted:

a.	The mandatory conversion of the totality of the Series “C” shares into Series “B” shares, and the cancellation of the inscription of the Series “C” shares in the National Securities Registry. This agreement went into effect on March 16, 2004. As of that date, the American Depositary Shares (ADS), which are registered with the Securities and Exchange Commission (SEC), and are traded in the New York Stock Exchange, Inc. (NYSE), will represent 20 Series “B” shares.

b.	The voluntary conversion of the Series “A” shares into Series “B” shares and the voluntary conversion of Series “B” shares into Series “A” shares, by those shareholders who so request. The Series “A” shares have not been and will not be registered under the 1933 Securities Act, or under any other applicable law in jurisdictions other than Mexico. Consequently, the voluntary conversion will be offered only in Mexico and the US shareholders of DESC will not be able to participate.

c.	The amendments to the corporate bylaws of DESC, which include the elimination of the restrictions on foreigners holding Series “A” and “B” shares.

d.	Proposal to perform a capital stock increase in the amount of Ps.2,738 million ($248 million), through the issuance of 912,719,584 new ordinary shares at a subscription price of three pesos per share.

With regard to the proposed capital increase, DESC entered into a Share Subscription Collaboration Agreement with Inversora Bursátil, S.A. de C.V. Casa de Bolsa, Grupo Financiero Inbursa (“Inbursa”). Such agreement established that DESC was obligated to offer, and Inbursa was obligated to subscribe the unsubscribed shares after the shareholders did not exercise their entire right for first refusal. The subscriptions of Inbursa would be done at the same price of three pesos, subject to certain conditions, for itself or on account of third parties up to the equivalent of Ps. 2,000 million. The rights of first refusal to such subscription were offered only in Mexico.

Capital stock increase- On April 7, 2004, the capital stock was fully subscribed and paid in the amount of Ps.2,738,159 through the issuance of 912,719,584 new ordinary shares at a subscription price of three pesos per share.

Upon expiration of the rights of first refusal, 502,544,745 shares were subscribed by the stockholders of the Company, and the remaining 410,174,839 shares were subscribed by Inbursa.

As of April 7, 2004, capital stock is represented by:

	Number of Shares	Amount
Fixed portion-
Nominative Series “A” shares (without withdrawal rights and which must represent at least 51% of voting stock)	1,166,108,597	Ps.	15,159
Variable portion-
Nominative Series “B” shares (with withdrawal rights and which may not represent more than 49% of voting stock)	1,115,690,363		14,504

	2,281,798,960	Ps.	29,663

Series “A” shares may only be acquired by Mexican citizens or Mexican entities with an exclusion clause for foreign investors. Series “B” shares may be freely subscribed.

Prepayment of debt. – With the proceeds from the aforementioned increase in capital stock, on April 30, 2004 the Company prepaid $146.7 million of its debt. The debt prepayment was distributed $126.7 million towards syndicated loans denominated in Mexican pesos and US dollars refinanced on December 2003 and $20 million towards the revolving credit line contracted due to the refinance of debt. Additionally the Company is negotiating the prepayment of the balance of the long-term secured bond maturing in 2007 in the amount of $73 million on June 30, 2004.

Purchase of minority shareholdings. – In December 1998, CORFUERTE executed a “put” agreement with the minority stockholders of its subsidiaries Nair Industrias, S.A. de C.V., Pesquera Nair, S.A. de C.V. y Propemaz, S.A. de C.V. (collectively NAIR) to exchange shares of NAIR for shares of CORFUERTE. The minority stockholders did not exercise their option to exchange shares, and instead they executed a purchase sale agreement dated February 26, 2004. Pursuant to such agreement CORFUERTE acquired 40% of the shares of NAIR Ps. 93,364 increasing the shareholding percentage of CORFUERTE in such subsidiaries to 100%.

Close of operations of Fenoquimia, S.A. de C.V. - On February 17, 2004, the Company decided to begin closing down the operation of Fenoquimia, S. A. de C. V., which is engaged in the production and sale of phenol.

The condensed financial position Fenoquimia, S. A. de C. V. as of December 31, 2002 and 2003, and the results of its operations for the years ended December 31, 2001, 2002 and 2003, are shown below:

	2002		2003
Current assets	Ps.	5,156	Ps.	34,217
Property, plant and equipment		38,433		36,436
Other assets		42,869		46,782

		86,458		117,435
Current liabilities		316,465		384,429
Long-term debt		16,150		15,533

		332,615		399,962

Net	Ps.	(246,157)	Ps.	(282,527)

	2001		2002		2003
Net sales	Ps.	313,277	Ps.	91,454	Ps.	109,447
Cost of sales		(431,489)		(129,623)		(83,656)
Operating expenses		(50,216)		(15,812)		(10,014)
Net comprehensive financing cost		(4,822)		(29,374)		(30,039)
Other revenues and expenses- Net		(102,898)		(10,944)		(66,459)
Income tax		(4,804)		7,735		8,001

Net loss	Ps.	(280,952)	Ps.	(86,564)	Ps.	(72,720)

Joint investment with Hayes Lemmerz, Int. - On January 15, 2004 Desc Automotriz, S.A. de C.V. concluded its joint investment with Hayes Lemmerz, Int. (“HLI”). To do this, the assets of the aluminum wheel rim plant were sold to HLI and 40% of the shares owned by HLI, were acquired for $1.00, so that now Desc Automotriz, S.A. de C.V. owns 100% of the shares of the Company that manufactures steel wheel rims. As of December 31, 2003, the Company adjusted the net realizable value of the fixed assets of the aluminum plant, which generated a charge to results for the year of Ps.114,200, net of taxes. In 2004 the dissolution of the joint investment will be recorded as an item of stockholders’ equity.

22. New accounting principles

In May 2003, the IMCP issued Bulletin C-12, “Financial Instruments of a Debt or Equity Nature or a Combination of Both” (C-12), whose application is mandatory for financial statements of periods beginning on or after January 1, 2004, although early adoption is encouraged. C-12 is the compilation of the standards issued by the IMCP with respect to the issue of debt or equity financial instruments, or a combination of both, and includes additional standards on the accounting recognition for these instruments. Consequently, C-12 indicates the basic differences between liabilities and stockholders’ equity and establishes the rules for classifying and valuing the components of debt and equity of combined financial instruments in the initial recognition. Subsequent recognition and valuation of liabilities and stockholders’ equity of the financial instruments is subject to the standards issued previously in the applicable bulletins. The Company believes that the effects of adopting this new accounting principle will not have significant effects on its consolidated financial position and results of operations.

23. Differences between Mexican GAAP and US GAAP.

The consolidated financial statements of the Company are prepared in accordance with Mexican GAAP, which differs in certain significant respects from US GAAP. A reconciliation of the reported majority net income (loss), majority stockholders’ equity and comprehensive income to US GAAP is presented in Note 24. It should be noted that this reconciliation to US GAAP does not include the reversal of the restatement of the financial statements for the effects of inflation as required by Bulletin B-10, “Recognition of the Effects of Inflation in Financial Information”, of Mexican GAAP. The application of this bulletin represents a comprehensive measure of the effects of price-level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting in Mexican pesos for both Mexican and US accounting purposes.

The principal differences between Mexican GAAP and US GAAP included in the reconciliation that affect the consolidated financial statements of the Company are described as follow:

a.	Differences in classification- Certain items require a different classification in the balance sheet or income statement under US GAAP. These include:

•	Under Mexican GAAP advances to suppliers are recorded as inventories. Under US GAAP advances to suppliers are classified as prepaid expenses.

•	The impairment of goodwill and other long-lived assets, gain or loss on the disposal of fixed assets, all severance payments and employee profit sharing must be included in operating expenses under US GAAP.

b.	Cash flow information- Under Mexican GAAP, the Company presents a consolidated statement of changes in financial position in accordance with Bulletin B-12, “Statement of Changes in Financial Position”, which identifies the generation and application of resources by the differences between opening and final financial statement balances in constant Mexican pesos. Bulletin B-12 also requires that monetary and foreign exchange gains and losses be treated as cash items for the determination of resources generated by operations.

In accordance with US GAAP, Statement of Financial Accounting Standards (“SFAS”) No. 95, “Statement of Cash Flows”, is applied without including the effects of inflation. The statement of cash flows in Note 24g does not include the reversal of the restatement of the financial statements for the effects of inflation. This restatement represents a comprehensive measure of the effects of price-level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting in Mexican pesos for both Mexican and US GAAP purposes (see Note 24g).

c.	Deferred income taxes and employee profit sharing- The Company follows SFAS No. 109, “Accounting for Income Taxes”, for US GAAP purposes, which differs from Mexican GAAP as follows:

•	Under Mexican GAAP, deferred taxes are classified as non-current, while under US GAAP the classification is based on the classification of the related asset or liability.

•	Under Mexican GAAP the effects of inflation on the deferred tax balance generated by monetary items are recognized in monetary position result. Under US GAAP the deferred tax balance is classified as a nonmonetary item. As a result, the consolidated income statement differs with respect to the presentation of monetary position gain (loss) and deferred income tax provision.

•	Under Mexican GAAP, the change in statutory income tax rate approved early in 2002 was considered in the calculation of deferred taxes at December 31, 2001. Under US GAAP, a change in statutory tax rate may not be considered until the enactment date, which was January 1, 2002.

•	Under Mexican GAAP deferred employee profit sharing is calculated using the deferral method by considering only those temporary differences that arise during the year and which are expected to reverse within a defined period, while under US GAAP the same liability method is applied as that used for deferred income taxes.

The differences in the restatement of imported machinery and equipment and the pension plan under Mexican GAAP have a different treatment than under US GAAP. As a consequence, the related deferred income tax presented under Mexican GAAP is different from the effect calculated under US GAAP.

The tax effects of temporary differences that generated deferred tax liabilities (assets) under SFAS No. 109 are as follows:

Deferred income taxes-

	2002	2003
Property, plant and equipment	Ps. 2,378,810	Ps. 1,662,357
Inventories	539,177	400,042
Land held for development and real estate projects	969,596	856,662
Reserves and provisions	(186,313)	(151,135)
Tax loss carryforwards	(1,446,973)	(1,388,923)
Recoverable asset tax	(409,432)	(511,935)
Other	46,139	(13,394)
Allowance for doubtful tax loss carryforwards and recoverable asset taxes	325,693	519,103

	Ps. 2,216,718	Ps. 1,372,777

Deferred employee profit sharing -

	2002	2003
Property, plant and equipment	Ps. 763,962	Ps. 446,271
Inventories	184,371	163,163
Reserves and provisions	(15,339)	(36,049)
Unrealized exchange losses	(4,816)	(7,694)
Other	41,017	19,428

	Ps. 969,196	Ps. 585,119

d.	Cost of pension plans and other employee benefits- Under Mexican GAAP, the recording of liabilities for employee benefits is substantially the same as under SFAS No. 87, “Employers’ Accounting for Pensions”. The Company’s independent actuaries have prepared a study of pension costs under US GAAP.

The Company has no postretirement health care insurance or other benefit plans, other than the pension plans referred to in Note 13. Therefore, SFAS No. 106, “Employers’ Accounting for Post-retirement Benefits Other Than Pensions”, does not have any effect on the Company.

During 1992, the Company withdrew Ps. 91,823 from plan assets covering pension and seniority premiums for employees of certain subsidiaries, as the plans were overfunded. The amount of the withdrawal was recorded as income under Mexican GAAP, however, for purposes of SFAS No. 87, the amount must be amortized over the average remaining working life of the employees, which as of that date was approximately 17 years.

The accumulated actuarial gains and losses were generated by the differences in the assumptions used for the actuarial calculations at the beginning of the year versus the actual behavior of those variables at the end of the year. At December 31, 2003 and 2002, the projected benefit obligation in some subsidiaries was less than the accumulated benefit obligation reduced by the amount of the plan assets at fair value, resulting in an additional liability, which is recorded as an intangible asset included in other assets.

The trust assets consist of fixed income and variable funds, valued at market. As of December 31, 2003 and 2002, the pension plan assets are invested in the following financial instruments:

	2003	2002
Fixed Rate:
Traded securities	20%	44%

Federal Government instruments	37%	19%

Variable Rate:
Public traded shares in BMV	43%	37%
	100%	100%

The Company has a policy of maintaining at least 30% of the trust assets in Federal Government instruments. Objective portfolio guidelines have been established for the remaining 70%, and investment decisions are being made to comply with those guidelines to the extent that market conditions and available funds allow.

During 2002 the Company made a Ps. 23.2 million contribution to the plan, while in 2003 no contributions were made. It is expected that more than Ps. 30 million will be contributed to the plan during 2004.

e.	Minority interest- Under Bulletin B-8 of Mexican GAAP, minority interest must be included as a component of stockholders’ equity. Under US GAAP, minority stockholders’ interest in subsidiaries is presented between liabilities and stockholders’ equity in the consolidated balance sheet. Consequently, unlike US GAAP, under Mexican GAAP minority stockholders’ interest in the income of subsidiaries is not presented as an expense in the consolidated statement of income

f.	Technology funds- The technology fund was recorded under cash and cash equivalents at year ended 2002. The Company utilized this fund during 2003. Under US GAAP those funds must be classified as other assets.

g.	Land held for development and real estate projects restatement- Undeveloped and developed land of the real estate business and the real estate projects are considered as inventories, since they are held for sale. They were restated in US dollars using the inflation rate of the U.S. Under US GAAP, these assets and the corresponding cost of land sold during the year would be restated using the NCPI.

h.	Machinery and equipment restatement- Since 1997, the Company has restated its fixed assets of foreign origin based on the internal inflation rate of the country of origin and the period end exchange rate. Under US GAAP, these fixed assets would be restated using the NCPI.

i.	Financial instruments- In conformity with Mexican GAAP, on January 1, 2001, Bulletin C-2 went into effect in Mexico.

In conformity with US GAAP, beginning in 2001, SFAS No.133, “Accounting for Derivative Instruments and Hedging Activities”, became effective. SFAS No.133 requires recognition of all derivative financial instruments together with the corresponding item hedged at fair value, whether they are assets or liabilities, in the balance sheet.

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

j.	Goodwill

Under Mexican GAAP, the following accounting for goodwill was followed:

i.	Food sector –The excess generated by acquisitions made at a price above book value of the subsidiaries acquired in the Food sector, is amortized by the straight-line method over 20 years. Also, a part of such excess was restated up to 1997 using NCPI factors.

ii.	Automotive sector - In 2001, Desc Automotriz increased its share ownership in VELCON, its subsidiary, at a cost above its book value. The resulting goodwill from this acquisition will be amortized over four years.

Under US GAAP, the Company adopted the provisions of SFAS No. 142 “Goodwill and Other Intangible Assets”, in 2002, which resulted in an adjustment for the impairment of the goodwill in the food sector of Ps.1,331,081, and a reduction in the amortization expense applied to the income statements for the years ended 2002 and 2003 of Ps. 79,992 and Ps. 95,097, respectively.

Due to the early adoption of the provisions of new Bulletin C-15 under Mexican GAAP as mentioned in Note 4a, the Company applied impairment tests to its long-lived assets, both tangible and intangible, on substantially the same basis as for US GAAP purposes. An additional impairment of Ps. 432,190 resulted under US GAAP due to the cash flow discount rates.

	2001		2002		2003
Reported net income (loss) under US GAAP	Ps.	(133,908)	Ps.	(2,178,062)	Ps.	(350,876)
Add: Amortization of goodwill under Mexican GAAP		85,418		—		—

Adjusted net income (loss) under US GAAP	Ps.	(48,491)	Ps.	(2,178,062)	Ps.	(350,876)

Reported net income (loss) per share under US GAAP	Ps.	(0.08)	Ps.	(1.37)	Ps.	(0.22)
Add: Amortization of goodwill under Mexican GAAP		0.05		—		—

Adjusted net income (loss) per share under US GAAP	Ps.	(0.03)	Ps.	(1.37)	Ps.	(0.22)

k.	Negative goodwill- In September 1997, Agrobios, S.A. de C.V. (a subsidiary merged into DESC in 1999) acquired 94.3% of the shares of CORFUERTE, a company engaged in the manufacture and distribution of processed food. The book value (substantially equivalent to the fair value of the net assets acquired) exceeded cost of the shares by Ps.10,642, which under Mexican GAAP is being amortized to income over five years using the straight-line method. Under US GAAP purchase accounting, after considering the deferred tax asset not recorded under Mexican GAAP for the subsidiary, the excess was Ps.403,360, which was offset against the fair value of the fixed assets acquired and will be recognized in income as a reduction of the related annual depreciation over a 13 years period.

l.	Capitalized financing costs- Under Mexican GAAP, the Company capitalizes the integral financing cost related to construction in progress, including the exchange losses and monetary position gain. Under US GAAP, only interest expense may be capitalized on US dollar-denominated debt, and only interest expense, net of the related monetary position gain, may be capitalized on Mexican peso-denominated debt.

m.	Capitalized preoperating expenses- Under Mexican GAAP, certain subsidiaries capitalized preoperating expenses of Ps.42,222 related to new production lines. Such expenses will be amortized over the term in which the new production lines are fully operational. Under US GAAP, in conformity with Statement of Position (SOP) 98-5 issued by American Institute of Certified Public Accountants, such costs are expensed as incurred.

n.	Future impact of recently issued accounting standards - SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS No. 149”) - In April 2003 the FASB issued SFAS No. 149, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. The changes in this statement improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. The new standard will be effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. In addition, except as stated below, all provisions of this statement should be early applied.

The provisions of this statement that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”) - In January 2003, the FASB issued FIN 46. FIN 46 clarified the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective immediately for all variable interests held by the Company in a variable interest entity created after January 31, 2003. For a variable interest held by the Company in a variable interest entity created before February 1, 2003, the Company will be required to apply the provisions of FIN 46 as of December 31, 2004. The Company does not currently have any variable interests in a variable interest entity.

o.	Convenience translation-U.S. dollar amounts shown in the financial statements have been included solely for the convenience of users and are translated from Mexican pesos, as a matter of arithmetic computation only, at the rate quoted by Banco de México for December 31, 2002 of 11.1998 Mexican pesos per U.S. dollar. Such translation should not be interpreted as a representation that the Mexican peso amounts have been, could have been, or could in the future be, translated into U.S. dollars at this or any other exchange rate.

24. Reconciliation of Mexican GAAP to US GAAP

a)	Reconciliation of majority net income-

	2001		2002		2003		2003
Net income applicable to majority stockholders’ interest under Mexican GAAP	Ps.	45,446	Ps.	(1,084,545)	Ps.	(2,240,387)	$(200,038)
US GAAP adjustments:
Deferred income taxes		958,592		64,488		775,345	69,228
Deferred income taxes under Mexican GAAP		(572,760)		(83,149)		(279,890)	(24,990)
Deferred employee profit sharing		16,357		(59,800)		354,404	31,644
Amortization of withdrawn pension fund assets under SFAS No. 87		5,620		5,428		5,156	460
Additional depreciation on foreign origin fixed assets restated using the NCPI		(37,548)		(87,523)		(128,206)	(11,447)
Restatement of cost of land for development and real estate projects using the NCPI		(6,032)		22,406		(130,249)	(11,630)
Reduction in depreciation expense of CORFUERTE		(14,518)		2,363		101,019	9,019
Goodwill of POLIFOS		22,597		—		—	—
Goodwill of VELCON		(1,547)		16,311		16,224	1,449
Amortization of capitalized exchange loss, net of gain on monetary position		25,711		3,031		35,893	3,204
Capitalization of preoperating expenses		109,523		6,780		7,673	685
Adjustment of the market value of derivative financial instruments		—		(68,223)		20,818	1,859
Effects of inflation on US GAAP adjustments		173,955		114,399		56,868	5,078
Effects of US GAAP on minority stockholders’ interest adjustments		(863,797)		208,771		79,866	7,131
Other		4,493		12,290		(19,398)	(1,731)

		(179,354)		157,572		895,523	79,959
Change in accounting policy-
Adjustment for impairment of the goodwill		—		(1,331,081)		898,891	80,260
Amortization of goodwill		—		79,992		95,097	8,491

		(179,354)		(1,093,517)		1,889,511	168,710

Net loss under US GAAP	Ps.	(133,908)	Ps.	(2,178,062)	Ps.	(350,876)	$(31,328)

Weighted average shares outstanding (000’s)		1,588,614		1,588,687		1,588,687	1,588,687

Net loss per share under US GAAP	Ps.	(0.08)	Ps.	(1.37)	Ps.	(0.22)	$(0.02)

b)	Majority stockholders’ equity reconciliation-

	2002		2003		2003
Majority stockholders’ equity under Mexican GAAP	Ps.	7,917,636	Ps.	6,338,210	$565,921
US GAAP adjustments:
Deferred income taxes		(2,216,718)		(1,372,777)	(122,572)
Deferred income taxes under Mexican GAAP		1,339,115		880,749	78,641
Deferred employee profit sharing		(969,196)		(585,119)	(52,244)
Withdrawal of pension fund assets under SFAS No. 87		(31,639)		(25,382)	(2,266)
Adjustment for changes to the method for the restatement of land held for development and real estate projects, foreign machinery and goodwill		2,962,087		2,386,009	213,040
Additional depreciation on foreign fixed assets restated using the NCPI		(300,438)		(428,663)	(38,274)
Restatement of cost of land held for development and real estate projects sold using the NCPI		(121,277)		(251,533)	(22,459)
Reduction in depreciation expense of Corfuerte		(33,614)		67,403	6,018
Goodwill of VELCON		20,165		36,390	3,249
Capitalized exchange loss net of monetary position gain		(401,701)		(365,808)	(32,662)
Adjustment of market value of derivative financial instruments		(68,223)		(47,405)	(4,233)
Capitalization of preoperating expenses		(32,195)		(24,524)	(2,190)
Adjustment for impairment of goodwill		(1,331,081)		(432,190)	(38,589)
Amortization of goodwill		79,992		175,089	15,633
Effects of US GAAP adjustments on minority stockholders’ interest.		123,509		203,383	18,160
Other		27,076		7,596	679

		(954,138)		223,218	19,931

Majority stockholders’ equity under US GAAP	Ps.	6,963,498	Ps.	6,561,428	$585,852

c)	Reconciliation of changes in stockholders’ equity under US GAAP-

	2002		2003		2003
Stockholders’ equity at beginning of year	Ps.	9,963,556	Ps.	6,963,498	$621,752
Net loss under US GAAP		(2,178,062)		(350,876)	(31,328)
Effect of restatement		737,761		369,703	33,010
Adjustment for changes to the method for the restatement of land held for development and real estate projects, foreign machinery and goodwill		(976,716)		(427,844)	(38,201)
Dividends declared		(428,936)		—	—
Adjustment of additional employee retirement liability		(154,105)		6,947	619

Stockholders’ equity at end of year	Ps.	6,963,498	Ps.	6,561,428	$585,852

d)	Comprehensive income (loss) under US GAAP-

	2001		2002		2003		2003
Net loss under US GAAP	Ps.	(133,908)	Ps.	(2,178,062)	Ps.	(350,876)	$(31,328)
Adjustment of additional employee retirement liability		—		(154,105)		6,947	619
Result from holding nonmonetary assets for adjustments under US GAAP		(317,087)		(238,955)		(58,141)	(5,191)

Comprehensive loss under US GAAP	Ps.	(450,995)	Ps.	(2,571,122)	Ps.	(402,070)	$(35,900)

e)	Condensed consolidated balance sheets under US GAAP-

	2002		2003		2003
Assets
Current assets	Ps.	9,327,945	Ps.	8,197,302	$731,914
Land held for development and real estate projects		5,099,960		4,461,705	398,375
Accounts receivable, long-term				1,048,481	93,616
Property, plant and equipment		14,825,512		12,587,136	1,123,871
Goodwill		315,356		373,877	33,382
Other assets		1,612,349		1,205,436	107,630
Discontinued operations		147,481		30,822	2,752

Total assets	Ps.	31,328,603	Ps.	27,904,759	$2,491,540

	2002		2003		2003
Liabilities and stockholders’ equity
Current liabilities (1)	Ps.	8,233,669	Ps.	4,416,397	$394,328
Long-term debt		9,051,649		11,360,011	1,014,305
Deferred income taxes and employee profit sharing		2,627,816		1,570,141	140,194
Other long-term liabilities		667,633		632,158	56,443
Minority stockholders’ equity in subsidiaries		3,784,339		3,364,624	300,418
Majority stockholders’ equity		6,963,498		6,561,428	585,852

Total liabilities and stockholders’ equity	Ps.	31,328,603	Ps.	27,904,759	$2,491,540

(1)	Includes current portion of deferred income taxes and employee profit sharing.

f)	Condensed consolidated statements of loss under US GAAP

	2001		2002		2003		2003
Net sales	Ps.	22,092,872	Ps.	20,360,380	Ps.	21,755,055	$1,942,450
Cost of sales		(16,576,275)		(15,687,138)		(17,190,528)	(1,534,896)
Gross profit		5,516,597		4,673,242		4,564,527	407,554
Operating expenses (1)		(4,401,833)		(3,958,485)		(4,312,238)	(385,028)
Operating income		1,114,764		714,757		252,289	22,526
Other (expenses) income, net		(34,257)		52,478		(76,195)	(6,803)
Financing integral result		(148,667)		(1,156,402)		(1,237,894)	(110,528)
(Provision) benefit for income taxes and tax on assets		395,459		(161,603)		433,387	38,696
Equity in associated companies and unconsolidated subsidiaries		(125,376)		(5,406)		11,252	1,005
Discontinued operations		(278,771)		(629,868)		22,896	2,044
Change in accounting principle		—		(1,331,081)		—	—

Minority interest		(1,057,060)		339,063		243,389	21,732

Net consolidated loss	Ps.	(133,908)	Ps.	(2,178,062)	Ps.	(350,876)	$(31,328)

(1)	Includes extraordinary items of Ps.309,998 in 2001, impairment of fixed assets of Ps.485,403 in 2003 and non-operating items under Mexican GAAP in the three years.

g)	Consolidated statements of cash flows under US GAAP-

	2001		2002		2003		2003
Operating activities:
Net loss under US GAAP	Ps.	(133,908)	Ps.	(2,178,062)	Ps.	(350,876)	$(31,328)
Items to reconcile net income to net cash generated by operations
Depreciation and amortization		1,345,967		1,418,724		1,508,712	134,709
Depreciation of idle plant		77,563		8,157		2,875	257
Cost of land and real estate projects sold		425,862		411,350		1,349,768	120,517
Loss (income) on sale of property plant and equipment		(4,299)		27,494		69,575	6,212
Allowance for doubtful accounts		13,357		15,377		68,306	6,099
Capitalized integral financing cost		(7,410)		—		—	—
Impairment loss of fixed assets		101,205		50,988		499,543	44,603
Equity in associated companies and unconsolidated subsidiaries		125,376		5,406		(11,252)	(1,005)
Amortization of goodwill		64,368		—		—	—
Changes in accounting polices				1,331,081		—	—
Deferred income taxes		(374,933)		(196,848)		(1,228,018)	(109,646)
Discontinued operations		114,055		57,814		20,634	1,842
Effects of inflation		374,976		(414,082)		(305,978)	(27,320)
Exchange loss		382,018		1,160,482		756,032	67,504
Changes in working capital
Current assets		3,558,929		(5,100)		(514,281)	(45,919)
Current assets of discontinued operations		79,055		281,360		93,663	8,363
Land acquisition		(7,154)		(3,142)		—	—
Investment in real estate projects		(761,902)		(405,757)		(518,224)	(46,271)
Notes and accounts payable to suppliers, other payables and accrued liabilities		(2,106,649)		297,252		(297,933)	(26,602)
Interest payable		(15,944)		(57,467)		(11,055)	(987)
Income taxes and employee profit sharing payable		196,350		(291,010)		118,765	10,604
Current liabilities from discontinued operations		(31,511)		(34,037)		(49,116)	(4,385)

Net cash generated by operating activities		3,415,306		1,479,981		1,201,140	107,247

Financing activities:
Payments of bank loans and current portion of long-term debt		(610,619)		(1,383,704)		—	—
Proceeds from long-term debt		—		4,737,067		6,341,278	566,196
Payments of long-term debt		(1,663,794)		(2,315,769)		(7,505,534)	(670,149)
Effect of the variance on short-term bank loans, current portion of long-term debt and long-term debt		(558,659)		(598,238)		(484,689)	(43,277)
Effects of inflation		374,976		414,082		305,978	27,320
Other long-term liabilities		(238,835)		362,051		(35,475)	(3,167)
Dividends paid to minority interest		(402,055)		(121,073)		—	—
Minority interest		(1,057,060)		(339,063)		(243,389)	(21,732)
Increase in capital stock due to merger		650		—		—	—
Dividends paid		228,323		(440,469)		(206,315)	(18,421)

	2001		2002		2003		2003
Adjustment of additional employee retirement liability		—		(154,105)		6,947	620
Decrease in minority stockholders’ interest due to restructuring and sale		652,094		—		—	—

Net cash generated by (applied to) financing activities		5,035,813		160,778		(1,821,199)	(162,610)
Investing activities:
Accounts receivable, long-term						(1,048,481)	(93,616)
Investment in shares		(260,854)		29,137		—	—
Sale of shares of subsidiaries		1,574,561				—	—
Cash and cash equivalents of subsidiaries sold		(79,368)				—	—
Purchase of minority shareholdings						(314,101)	(28,045)
Acquisition of property, plant and equipment		(785,151)		(1,117,412)		(802,625)	(71,664)
Proceeds from sale of property plant and equipment		670,674		234,951		332,423	29,681
Proceeds from sale of property pant and equipment of Industrias Resistol, S.A. de C.V.						453,155	40,461
Capitalized financing integral cost		1,572				—	—
Net increase of investment properties		—		(28,349)		—	—
Real estate assets available for sale		—				—	—
Other assets		189,165		166,734		418,165	37,336
Investing activities of discontinued operations		3,718		66,469		116,659	10,416

Net cash generated by (used in) investing activities		1,314,317		(648,471)		(844,805)	(75,4304,384)
Net increase (decrease) in cash and cash equivalents		306,190		992,288		(1,464,864)	(130,793)
Net increase in cash and cash equivalents from discontinued operations		13,918		8,288		—	—
Cash and cash equivalents
Balance at the beginning of the year		1,520,940		1,200,832		2,184,831	195,077

Balance at the end of the year	Ps.	1,200,832	Ps.	2,184,831	Ps.	719,967	$64,284

Supplemental cash flow disclosures:
Income taxes, asset taxes and employee profit sharing paid	Ps.	837,289	Ps.	645,360	Ps.	327,111	$29,207

Interest paid	Ps.	1,015,642	Ps.	1,095,797	Ps.	1,065,017	$95,092

Leases paid	Ps.	42,853	Ps.	30,673	Ps.	108,195	$9,660

******

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Authentic Acquisition Corporation

We have audited the consolidated balance sheets of Authentic Acquisition Corporation (a 99.9% owned subsidiary of DESC, S.A. de C.V.) and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2003 (not separately presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Authentic Acquisition Corporation and Subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill.

/s/ Ernst & Young LLP

Orange County, California

January 23, 2004

Report of Independent Registered Public Accounting Firm

To the Stockholders’ Meeting of

DESC, S.A. de C.V.:

We have audited the combined balance sheets of the Companies comprising the Chemical Sector of DESC, S. A. DE C. V.1 (formerly GIRSA, S. A. DE C. V. and Subsidiaries), as of December 31, 2003 and 2002, and the related combined statements of income, of changes in stockholders’ equity and of changes in financial position for the years ended December 31, 2003, 2002 and 2001. These combined financial statements are the responsibility of the Companies Management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement and that they were prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall combined financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

As mentioned in Note 3b to the combined financial statements, in 2003 the Companies Management adopted the guidelines of Bulletin C-15 “Impairment in the Value of Long-Lived Assets and their Disposal” issued by the Accounting Principles Board of the Mexican Institute of Public Accountants. The effect in thousands of pesos derived from the application of this principle was the recognition of Ps. 5,577 of impairment in the value of property, plant and equipment. The charge to 2003 results was Ps. 3,123, net of a reduction of Ps. 2,454 in the related deferred income tax liability.

In our opinion, the accompanying combined financial statements present fairly, in all material respects, the financial position of the Companies comprising the Chemical Sector of DESC, S. A. DE C. V. (formerly GIRSA, S. A. DE C. V. and Subsidiaries), as of December 31, 2003 and 2002, the results of their operations, the changes in their stockholders’ equity and the changes in their combined financial position for the years ended December 31, 2003, 2002 and 2001 in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain important respects from accounting principles generally accepted in the United States of America (US GAAP). The application of the Accounting Principles Generally Accepted in the United States of America would have affected the determination of combined net loss expressed in Mexican pesos of December 31, 2003 purchasing power for the years ended December 31, 2003, 2002 and 2001, and the determination of combined stockholders’ equity and combined financial position, also expressed in Mexican pesos of December 31, 2003 purchasing power, at December 31, 2003 and 2002, to the extent summarized in Note 23 to the combined financial statements.

PricewaterhouseCoopers

/s/ José Ángel Vargas Hernández

Audit Partner

Mexico City

February 16, 2004

(February 17, 2004 with respect to Note 21).

[1]	The Affiliates that combine their financial statements for the Chemical Sector are listed below:
•	Bioquimex Natural, S. A. de C. V.

•	CID Centro de Investigación y Desarrollo Tecnológico, S. A. de C. V.
•	Dirección IRSA, S. A. de C. V.
•	Fenoquimia, S. A. de C. V.
•	Forestaciones Operativas de México, S. A. de C. V.
•	GIRSA Corporativo, S. A. de C. V.
•	GIRSA Concentradora, S. A. de C. V.
•	H2Orizontes, S. A. de C. V.
•	Industrias Negromex, S. A. de C. V.
•	Industrias Resistol, S. A. de C. V. (Until September 29, 2003)
•	Inmobiliaria Thiers, S. A. de C. V
•	Paratec, S. A. de C. V. (Until September 30, 2003)
•	Paratec Elastomers, L.L.C.
•	Quimir, S. A. de C. V.
•	Resirene, S. A. de C. V.
•	Rexcel, S. A. de C. V.
•	Servicios Forestaciones de México, S. A. de C. V. (Until December 31, 2002)
•	Tecno-Industria, R. F., S. A. de C. V.
•	Plastiglás de México, S. A. de C. V.
•	Nhumo, S. A. de C. V.
•	Dynasol Elastómeros, S. A. de C. V.
•	Dynasol, L.L.C.
•	Dynasol Elastómeros, S. A.
•	Dynasol Gestión, S. A.

Report of Independent Registered Public Accounting Firm

To the Stockholders of

Corfuerte, S.A. de C.V. and Subsidiaries

We have audited the consolidated balance sheets of Corfuerte, S.A. de C.V. and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Mexico and in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Corfuerte, S.A. de C.V. and Subsidiaries at December 31, 2002 and 2003, and the consolidated results of their operations, changes in their stockholders’ equity and changes in their financial position for each of the three years in the period ended December 31 2003, in conformity with accounting principles generally accepted in Mexico, which differ in certain respects from accounting principles generally accepted in the United States (see Notes 17 and 18).

Mancera, S.C.
A Member Practice of Ernst & Young Global

/s/ C.P.C. Agustín Aguilar Laurents

Mexico City, Mexico

January 26, 2004

Report of Independent Auditors

To the Stockholders of

Agroken, S.A. de C.V.

We have audited the consolidated balance sheets of Agrokén, S.A. de C.V. and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Agrokén, S.A. de C.V. and subsidiaries at December 31, 2002 and 2003, and the consolidated results of their operations, changes in their stockholders’ equity and changes in their financial position for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Mexico, which differ in certain respects from accounting principles generally accepted in the United States of America (see Notes 18 and 19).

Mancera, S.C.
A Member Practice of Ernst & Young Global

/s/ C.P.C. Agustin Aguilar Laurents

Mexico City, Mexico

February 16, 2004,

Independent Auditors’ Report

To the Stockholders of

Desc, S.A. de C.V.:

We have audited the accompanying consolidated balance sheet of DESC, S.A. DE C.V. AND SUBSIDIARIES (collectively referred to as the “Company”) as of December 31, 2001, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for the years ended December 31, 2000 and 2001, all expressed in thousands of Mexican pesos of purchasing power as of December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the chemical segment (formerly GIRSA, S.A. de C.V. and Subsidiaries), Agrokén, S.A. de C.V. and Subsidiaries, Corfuerte, S.A. de C.V. and Subsidiaries (formerly Grupo Corfuerte, S.A. de C.V. and Subsidiaries), and Authentic Acquisition Corporation, Inc., which statements reflect total assets of 45% at December 31, 2001, and total revenues of 49% and 50% for the years ended December 31, 2000 and 2001, respectively, of the related consolidated totals. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Desc, S.A. de C.V. and Subsidiaries as of December 31, 2001, and the results of their operations and the changes in their financial position for the years ended December 31, 2000 and 2001, in conformity with accounting principles generally accepted in Mexico.

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

THIS REPORT IS A COPY OF THE PREVIOUSLY ISSUED INDEPENDENT AUDITORS’ REPORT. SUCH REPORT HAS NOT BEEN REISSUED BY THE PRIOR AUDITORS.